  As filed with the Securities and Exchange Commission on June 30, 1999

                                                Registration No. 333-74329
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             Amendment No. 1

                                    to
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     Under
                          The Securities Act of 1933

                                ---------------
                      CNL AMERICAN PROPERTIES FUND, INC.
            (Exact name of Registrant as specified in its charter)

                                ---------------

         Maryland                  525930                  59-3239115
      (State or other      (Primary North American      (I.R.S. Employer
       jurisdiction               Industry             Identification No.)
     of organization)       Classification Number)

                             400 East South Street
                            Orlando, Florida 32801
                                 407-650-1000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ---------------

                           James M. Seneff, Jr.
                             400 East South Street
                            Orlando, Florida 32801
                                 407-650-1000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                With copies to:

                           Thomas H. McCormick, Esq.
                            John M. McDonald, Esq.

                               Shaw Pittman
                              2300 N Street, N.W.
                            Washington, D.C. 20037

                                ---------------
  Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connec-tion with the formation of a holding company and there is compliance with Gen-eral Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pur-suant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act regis-tration statement number of the earlier effective registration statement for the same offering. [_]

                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registra-tion Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said sec-tion 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The Information in this prospectus is not complete and may be changed. CNL    +
+American Properties Fund, Inc. may not sell these securities until the        +
+registration statement filed with the Securities and Exchange Commission is + +effective. This Prospectus/Consent Solicitation is not an offer to sell these + +securities and is not soliciting an offer to buy these securities in any +
+state that prohibits the offer or sale of such securities.                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                               Dated      , 1999

PROSPECTUS/CONSENT SOLICITATION STATEMENT

                    CNL American Properties Fund, Inc.

 27,343,243 shares of common stock, par value $.01 per share, and 7.0% callable
                           notes, due    , 2004

  If you are a limited partner of any of the following, your vote is very important:

       CNL Income Fund, Ltd.       CNL Income Fund IX, Ltd.
       CNL Income Fund II, Ltd.    CNL Income Fund X, Ltd.
       CNL Income Fund III, Ltd.   CNL Income Fund XI, Ltd.
       CNL Income Fund IV, Ltd.    CNL Income Fund XII, Ltd.
       CNL Income Fund V, Ltd.     CNL Income Fund XIII, Ltd.
       CNL Income Fund VI, Ltd.    CNL Income Fund XIV, Ltd.
       CNL Income Fund VII, Ltd.   CNL Income Fund XV, Ltd.
       CNL Income Fund VIII, Ltd.  CNL Income Fund XVI, Ltd.

  As described in detail in this Prospectus/Consent Solicitation Statement, CNL American Properties Fund, Inc. has offered to acquire each of the 16 CNL Income Funds listed above. We, James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, as the general partners of the Income Funds, are soliciting your consent to APF's proposed acquisition. In the acquisition, APF will issue shares of common stock or, in specified situations, 7.0% callable notes to the Limited Partners of the Income Funds. At the completion of the acquisition, you will be either a stockholder or noteholder of APF and will no longer be a Limited Partner in your Income Fund.

  Through this consent solicitation and the accompanying supplement, we are asking you, as the Limited Partners of each of the Income Funds, to vote on whether to approve the acquisition. Limited Partners holding in excess of 50% of the outstanding units in each Income Fund must vote "For" the acquisition on the enclosed consent form in order for the acquisition to be consummated. We, as the general partners of the Income Funds, recommend that you vote "For" the acquisition.

  This solicitation of consents expires at     p.m., Eastern time on      ,
1999, unless you are notified that it has been extended.

  There are material risks and potential disadvantages associated with the acquisition. You should carefully read "Risk Factors" beginning on page 47 and "Federal Income Tax Consequences" beginning on page 180 for a more detailed description of such matters. In particular, you should consider the following:

  . Shares may trade at prices below the $20.00 exchange value.

  . The acquisition is a taxable transaction.

  . James M. Seneff, Jr. and Robert A. Bourne, two of the three general
    partners of the Income Funds, will receive     shares in the acquisition
    and will continue in their capacities as directors of APF.

  . APF will be subject to risks associated with leverage.

  . You do not have any appraisal or other dissenters' rights.

  . No public market for the 7.0% callable notes is expected to develop, and, if you must sell the notes, the notes will likely sell at prices substantially below their issuance price.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus/Consent Solicitation Statement. Any representation to the contrary is a criminal offense.

   The date of this Prospectus/Consent Solicitation Statement is      , 1999.

                               ----------------

                 NOTICE OF SPECIAL MEETING OF LIMITED PARTNERS
                             TO BE HELD     , 1999
                             CNL MANAGEMENT CENTER
                        450 EAST SOUTH STREET, SUITE 101
                             ORLANDO, FLORIDA 32801

                               ----------------

       CNL Income Fund, Ltd.       CNL Income Fund IX, Ltd.
       CNL Income Fund II, Ltd.    CNL Income Fund X, Ltd.
       CNL Income Fund III, Ltd.   CNL Income Fund XI, Ltd.
       CNL Income Fund IV, Ltd.    CNL Income Fund XII, Ltd.
       CNL Income Fund V, Ltd.     CNL Income Fund XIII, Ltd.
       CNL Income Fund VI, Ltd.    CNL Income Fund XIV, Ltd.
       CNL Income Fund VII, Ltd.   CNL Income Fund XV, Ltd.
       CNL Income Fund VIII, Ltd.  CNL Income Fund XVI, Ltd.

   James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, as the general partners of each of the 16 CNL Income Funds listed above ask you by this notice to attend the special meeting of Limited Partners to vote on the following:

  (a) Proposed Acquisition. Your vote on the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., is important. In the proposed acquisitions, APF is offering a specified number of APF Shares as we have described in the attached Prospectus/Consent Solicitation, to the Limited Partners of each Income Fund. After the Acquisition, APF will own, through a subsidiary, all of the assets of the Income Funds. The Agreement and Plan of Merger for each of the Income Funds, which describes the terms of the Acquisition in detail is attached as Appendix B to the supplement for each Income Fund and

  (b) Other Business. At the special meeting, you will also consider such other business as may properly come before the meeting or at any adjournment of the meeting.

   Only Limited Partners of each of the Income Funds who hold their units at
the close of business on     , 1999 are entitled to notice of and to vote at
the special meeting or at any adjournment or postponement of the meeting.

                                          By order of the General Partners,

                                          /s/ James M. Seneff, Jr.
                                          _____________________________________

                                          James M. Seneff, Jr.

                                          /s/ Robert A. Bourne
                                          _____________________________________
                                          Robert A. Bourne

                                          CNL Realty Corporation

                                             /s/ James M. Seneff, Jr.
                                          By: _________________________________
                                              Chief Executive Officer
                                          Title:

   We invite you to attend the special meeting or to vote using the enclosed consent form because it is important that your shares be represented at the meeting. Please sign, date and return the enclosed consent card in the accompanying postage-paid envelope. If you attend the meeting, you may personally vote, which will revoke your signed proxy. You may also revoke your proxy at any time before the meeting either in writing or by personal notification.

   This Prospectus/Consent Solicitation Statement is first being mailed to
Limited Partners on or about    , 1999.

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
QUESTIONS AND ANSWERS ABOUT CNL AMERICAN PROPERTIES FUND, INC.'S
 ACQUISITION OF THE CNL INCOME FUNDS......................................   1
WHO CAN HELP ANSWER YOUR QUESTIONS?.......................................   6
SUMMARY...................................................................   7
  Purpose of this Consent Solicitation....................................   7
  Description of APF and the Income Funds.................................   7
    APF...................................................................   7
    The Income Funds......................................................   9
    Material factors that make the offering speculative or risky..........   9
  Conflicts of and Benefits to General Partners...........................  10
  The Acquisition.........................................................  11
    Principal Components of the Acquisition...............................  11
    What you will receive if your Income Fund is acquired in the
     Acquisition..........................................................  13
    Consideration Paid to Income Funds....................................  14
  Our Reasons for Supporting the Acquisition..............................  15
    Benefits of Participation in the Acquisition..........................  15
    Our Recommendation to You.............................................  17
    Why we believe the Acquisition is fair to you.........................  17
    Fairness Opinions.....................................................  18
    Appraisals............................................................  18
    Alternatives to the Acquisition that we considered....................  18
    Prices for Income Fund Units..........................................  20
  The Restaurant Properties...............................................  21
  Financing Services......................................................  23
  Voting..................................................................  23
    Voting Procedures.....................................................  23
    Amendments to Your Income Fund's Partnership Agreement................  23
    No Rights to Independent Appraisal....................................  23
  Comparison of Ownership of APF Shares and Units.........................  24
  Acquisition Expenses....................................................  25
  Conditions to the Acquisition...........................................  25
  Federal Income Tax Considerations.......................................  26
    The Acquisition will be a taxable transaction for Limited Partners subject to federal income taxation...................................  26
    Taxable Gain and Loss Estimates Per Average $10,000 Original Limited
     Partner Investment...................................................  27
    Qualification of APF as a REIT........................................  27
  Summary Financial Information...........................................  28
    Summary Historical Consolidated Financial Data of APF and
     subsidiaries ........................................................  29
    Summary Combined Historical Financial Data of the Income Funds........  31
    Summary Consolidated Historical Financial Data of CNL Fund Advisors,
     Inc. and Subsidiary..................................................  32
    Summary Historical Financial Data of CNL Financial Services, Inc. ....  33
    Summary Historical Financial Data of CNL Financial Corporation........  34
    Summary Unaudited Pro Forma Combined Financial Data of APF for the
     Quarter Ended March 31, 1999.........................................  35
    Summary Unaudited Pro Forma Combined Financial Data of APF for the
     Year Ended
      December 31, 1998...................................................  42

                                                                           Page
                                                                           ----
RISK FACTORS..............................................................  46
  You May be Subject to the Following Risks if You Become an APF
   Stockholder in the Acquisition.........................................  46
    The exchange value was determined by APF, and the trading price of the
     APF Shares may decrease below the exchange value upon listing........  46
    The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition...................  46
    Existing stockholders will be diluted by the public offering..........  47
    A majority vote of Limited Partners of Income Funds binds all Limited
     Partners.............................................................  47
    Partners have no cash appraisal rights................................  47
    The size of APF after Acquisition is uncertain........................  47
    The Acquisition will result in a fundamental change in the nature of your investment......................................................  47
    The loss of a significant tenant would adversely affect APF's income..  48
    Tenants of two significant restaurant chains have filed for bankruptcy protection...........................................................  48
    APF would be required to pay termination fees in its interest rate swap contracts if it terminates such contracts early.................  48
    An increase in interest rates could adversely affect the price of APF shares...............................................................  49
    APF's officers and directors have more limited liability than we do as your Income Fund's general partners..................................  49
    As general partners, our fiduciary duties to you as Limited Partners may be greater than our fiduciary duties as directors of APF to you once you become APF stockholders.....................................  49
    Lawsuits have been filed against us and APF in connection with the
     Acquisition..........................................................  50
    If APF's borrowers default on mortgage loans, APF's income could be adversely affected...................................................  50
    APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated................................  50
    The retained subordinated interests and interest-only securities that
     APF holds in securitizations may not be recoverable under certain conditions...........................................................  51
    APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions........................................................  51
    APF's ability to incur additional secured debt may reduce the value of the notes held by former Limited Partners of the Income Funds........  52
    APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.................................  52
    The inability of a tenant or borrower to make lease and mortgage payments could have an adverse affect on APF.........................  52
    APF's failure to qualify as a REIT for tax purposes would result in
     APF's taxation as a corporation and the reduction or elimination of funds available for stockholder distribution.........................  52
    Certain of APF's leases of restaurants where APF does not own the underlying land may not be considered leases by the IRS, which could result in adverse tax consequences...................................  53
    APF's secured equipment leases are not considered qualified real estate assets under the REIT rules, and, if APF has secured equipment leases in excess of certain percentages of its assets, it would violate the REIT rules...............................................  53
    If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.........  54
    Limitations on share ownership required to maintain APF's REIT status may deter attractive tender offers for APF Shares....................  54
    Pending REIT Legislation could have an adverse effect on APF's ability to enter into securitization transactions involving non-mortgage loans................................................................  54
    Changes in the tax law could adversely affect APF's REIT status.......  54

                                                                           Page
                                                                           ----
  There Are Also Risk Factors Related to Restaurant Properties to which
   You Will Continue to be Subject as an APF Stockholder..................  55
    APF may not be able to re-lease restaurant properties upon the expiration of leases.................................................  55
    Many tenants have purchase rights and rights of first offer which may restrict APF's control over sale of the restaurant properties........  55
    The business of owning and developing real estate properties involves risks................................................................  55
    Compliance with various environmental laws could be costly to APF.....  55
    Trends in the restaurant industry could adversely affect the performance of the restaurant chains that lease from APF.............  56
    The failure rate of franchised restaurant chains may adversely affect
     APF's business.......................................................  56
BACKGROUND OF AND REASONS FOR THE ACQUISITION.............................  57
  Background of the Income Funds..........................................  57
  Investment Objectives of Income Funds...................................  57
  Our Efforts to Liquidate the Income Funds...............................  58
  Chronology of the Acquisition...........................................  59
  Background of our recommendation that the Income Funds be acquired by
   APF....................................................................  67
  Our Reasons for Proposing the Acquisition...............................  69
  Comparative Valuation Analysis..........................................  70
OUR RECOMMENDATION AND FAIRNESS DETERMINATION.............................  71
  General.................................................................  71
  Material Factors Underlying Belief as to Fairness.......................  71
  Relative Weight Assigned to Material Factors............................  74
  Fairness to Limited Partners Receiving APF Shares in the Acquisition....  74
  Fairness in View of Conflicts of Interest...............................  75
REPORTS, OPINIONS AND APPRAISALS..........................................  76
  General.................................................................  76
  Fairness Opinions to General Partners...................................  76
  Income Fund Appraisals..................................................  81
  Fairness Opinions of Merrill Lynch to APF's Special Committee with respect to the CNL Restaurant Businesses and the Income Funds..........  85
THE ACQUISITION...........................................................  94
  Conditions to Acquisition...............................................  94
  Merger Agreements.......................................................  94
  Approval and Recommendation of the General Partners.....................  95
  Vote Required for Approval of the Acquisition...........................  95
  Consideration...........................................................  95
  Estimated Value of APF Shares Payable to Income Funds...................  96
  No Fractional APF Shares................................................  96
  Effect of the Acquisition on Limited Partners Who Vote Against the
   Acquisition............................................................  97
  Effect of Acquisition on Income Funds Not Acquired......................  97
  Acquisition Expenses....................................................  97
  Accounting Treatment....................................................  97
BENEFITS OF THE ACQUISITION...............................................  98
  Growth Potential........................................................  98
  Diversification Benefit.................................................  98
  Operational Economies of Scale..........................................  98
  Liquidity...............................................................  99
  Future Development and Mortgage Loan Opportunities......................  99
  Public Market Valuation of Assets.......................................  99

                                                                          Page
                                                                          ----
  Regular Quarterly Cash Distributions...................................  99
  Greater Access to Capital.............................................. 100
  Greater Reduction of Conflicts of Interest............................. 100
CONFLICTS OF INTEREST.................................................... 100
  Affiliated General Partners............................................ 100
  Substantial Benefits to General Partners............................... 100
COMPARISON OF OWNERSHIP OF UNITS, NOTES AND APF SHARES................... 101
  Form of Organization and Purpose....................................... 101
  Length and Type of Investment.......................................... 102
  Business and Property Diversification.................................. 102
  Borrowing Policies..................................................... 103
  Other Investment Restrictions.......................................... 103
  Management Control..................................................... 104
  Fiduciary Duties....................................................... 104
  Management's Liability and Indemnification............................. 105
  Antitakeover Provisions................................................ 106
  Sale................................................................... 106
  Merger................................................................. 107
  Dissolution............................................................ 107
  Amendments............................................................. 107
  Compensation and Fees.................................................. 108
  Review of Investor Lists............................................... 109
  Nature of Investment................................................... 110
  Additional Equity/Potential Dilution................................... 111
  Liability of Investors................................................. 111
  Voting Rights.......................................................... 112
  Liquidity.............................................................. 112
  Expected Distributions and Payments.................................... 113
  Taxation of Taxable Investors.......................................... 114
  Taxation of Tax-Exempt Investors....................................... 115
VOTING PROCEDURES........................................................ 116
  Distribution of Solicitation Materials................................. 116
  Special Meetings....................................................... 116
  Required Vote and Other Conditions..................................... 117
SELECTED HISTORICAL FINANCIAL DATA OF APF................................ 119
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
 OF OPERATIONS OF APF.................................................... 120
  Overview............................................................... 120
  Liquidity and Capital Resources........................................ 122
  Results of Operations.................................................. 123
  Year 2000 Readiness Disclosure......................................... 125
  Quantitative and Qualitative Disclosures About Market Risk............. 127
  Future Business Plans.................................................. 127
APF'S BUSINESS AND THE RESTAURANT PROPERTIES............................. 128
  APF's Business......................................................... 128
    General.............................................................. 128
    Business Objectives and Strategies................................... 129
    Competitive Advantages............................................... 131
    APF's Recent Expansion of Services................................... 132

                                                                            Page
                                                                            ----
  The Restaurant Properties................................................ 134
    General................................................................ 134
    Evaluation of Investment Opportunities................................. 138
    Financial Products and Services........................................ 139
    The Food Service Industry.............................................. 143
    Environmental Matters.................................................. 144
    Insurance.............................................................. 145
    Competition............................................................ 145
    Regulation of Mortgage Loans and Equipment Leases...................... 145
    Franchise Regulation................................................... 146
    Employees.............................................................. 146
    Legal Proceedings...................................................... 146
BUSINESS OF THE INCOME FUNDS............................................... 147
  General.................................................................. 147
  Management Services...................................................... 148
  Site Selection and Acquisition of Restaurant Properties.................. 148
  Standards for Investment................................................. 149
  Description of Restaurant Properties..................................... 150
  Description of Leases.................................................... 153
  Joint Venture/Tenancy in Common Arrangements............................. 155
  Financing................................................................ 156
  Sale of Restaurant Properties............................................ 156
  Competition.............................................................. 157
POLICIES WITH RESPECT TO CERTAIN ACTIVITIES................................ 158
  APF...................................................................... 158
    Investment Policies.................................................... 158
    Financing Policies..................................................... 159
    Miscellaneous Policies................................................. 159
    Working Capital Reserves............................................... 160
  The Income Funds......................................................... 160
    Investment Policies.................................................... 160
    Financing.............................................................. 160
MANAGEMENT................................................................. 160
  Directors and Executive Officers......................................... 160
  Board of Directors....................................................... 164
  Executive Compensation................................................... 165
  Employment Agreements.................................................... 165
  1999 Performance Incentive Plan.......................................... 165
  Other Incentive Compensation............................................. 166
PRINCIPAL STOCKHOLDERS OF APF.............................................. 167
FIDUCIARY RESPONSIBILITY................................................... 168
  Directors and Officers of the Company.................................... 168
  General Partners of the Income Funds..................................... 168
DESCRIPTION OF CAPITAL STOCK............................................... 170
  Preferred Stock.......................................................... 170
  Ownership Limits and Restrictions on Transfer............................ 170
  Registrar and Transfer Agent............................................. 172

                                                                           Page
                                                                           ----
DESCRIPTION OF THE NOTES.................................................. 173
  General Terms of the Notes.............................................. 173
  Principal Amount of the Notes and the Repayment thereof................. 174
  Interest Rate........................................................... 174
  Redemption.............................................................. 174
  Proceeds from Sale of Restaurant Properties Formerly Owned by the Income
   Funds.................................................................. 175
  Proceeds from Refinancings of Restaurant Properties Formerly Owned by the Income Funds....................................................... 175
  Limitation on Incurrence of Indebtedness................................ 175
  Merger, Consolidation or Sale........................................... 176
  Events of Default, Notice and Waiver.................................... 176
  Modification of the Indenture........................................... 177
COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNERS.... 179
FEDERAL INCOME TAX CONSIDERATIONS......................................... 180
  Certain Tax Differences between the Ownership of Units and APF Shares... 180
  Tax Consequences of the Acquisition..................................... 181
  Taxation of APF......................................................... 184
  Taxation of Stockholders................................................ 192
EXPERTS................................................................... 195
LEGAL MATTERS............................................................. 195
WHERE YOU CAN FIND MORE INFORMATION....................................... 196

                          QUESTIONS AND ANSWERS ABOUT
            CNL AMERICAN PROPERTIES FUND, INC.'S ACQUISITION OF THE
                               CNL INCOME FUNDS
Q: What is the proposed Acquisition that I am being asked to vote upon?

A: You are being requested to approve the acquisition of your CNL Income Fund by CNL American Properties Fund, Inc. Your CNL Income Fund is one of 16 limited partnerships, which we refer to as the Income Funds, that CNL American Properties Fund, Inc., or APF as we call it, is seeking to acquire.

Q: Who is soliciting my approval of the proposed Acquisition?

A: We, James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, as the general partners of the Income Funds, are soliciting your approval for the Acquisition.

Q: Do you, as the general partners of my Income Fund, recommend that I vote
   "For" the proposed Acquisition?

A: Yes. We unanimously recommend that you vote "For" the proposed Acquisition.
   We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

Q: What is CNL American Properties Fund, Inc.?

A: APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time the Acquisition is consummated and will be one of the largest triple-net lease REITs in the United States.

Q: What is a REIT?

A: In general, a REIT is a company that owns or provides financing for real estate, offers the benefits of a diversified portfolio under professional management and pays annual distributions to investors of at least 95% of its taxable income. A REIT typically is not subject to federal income taxation on its net income, provided that it meets specific income tax requirements. This treatment substantially eliminates the "double taxation" imposed at both the corporate and stockholder levels that generally results from investments in a corporation.

Q: What will I receive if my Income Fund approves the Acquisition?

A: In the event that your Income Fund approves the Acquisition, you will be entitled to receive shares of APF common stock in exchange for the units of limited partnership interest that you own in your Income Fund. The APF Shares will be listed for trading on the New York Stock Exchange, or NYSE, concurrently with the consummation of the Acquisition.

Q: What benefits will I receive from becoming an APF stockholder?

A: We believe that the APF Shares you would receive in the Acquisition will provide you with increased growth potential since APF is a growth-oriented operating company of unlimited duration, as opposed to a finite-life, closed-end limited partnership. As of March 31, 1999, assuming the completion of the acquisition of the CNL Restaurant Businesses as described in this consent solicitation, APF would have owned an interest in 1,113 restaurant properties and, assuming the acquisition of all of the Income Funds, APF would have owned an interest in 1,687 restaurant properties. Compared to your Income Fund investment, an investment in APF will provide you with lower risk through diversification geographically, by restaurant chain and by restaurant operator. Finally, since the APF Shares will be listed for trading on the NYSE, your units, for which there is no established trading market, will be converted into freely-tradable securities.

Q: What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

A: There are a number of material risks and considerations that you should consider, including:

   . We are uncertain as to the value at which APF Shares will trade following listing.

   . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

   . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

   . As stated below, the Acquisition is a taxable transaction.

   . The Acquisition involves a fundamental change in your investment.

  The material risks and considerations are more fully described later in this consent solicitation.

Q: How many APF Shares will I receive if my Income Fund is acquired by APF?

A: The number of APF Shares that will be paid to each Income Fund in the Acquisition is set forth in the chart on page 14 under the caption "Summary--The Acquisition--Consideration Paid to the Income Funds" and in the supplement accompanying this consent solicitation. You will receive your proportion of such shares in accordance with the terms of your Income Fund's limited partnership agreement.

Q: What is the value of an APF Share?

A: APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. After giving effect to a recently-approved one-for-two reverse stock split, the adjusted offering price per APF Share from these offerings is equal to the exchange value. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

Q: Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

A: Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion that the APF Share consideration offered by APF to your Income Fund is fair to the Income Fund from a financial point of view.

Q: Is the purchase price being paid to my Income Fund greater than its appraised value?

A: Based on the exchange value, the purchase price payable by APF to your Income Fund is greater than your Income Fund's appraised value assuming the Income Fund was to liquidate or continue unchanged. To assist us in our evaluation of APF's offer, we engaged

   Valuation Associates, a nationally recognized, fully-diversified real estate appraisal firm, as an independent third party appraiser, to appraise the restaurant properties owned by your Income Fund.

Q: Will I receive future distributions with respect to the APF Shares I receive in the Acquisition?

A: Yes. Historically, APF has made quarterly distributions and it expects to continue to do so in the future. In order to maintain APF's status as a REIT, APF must distribute at least 95% of its taxable income to its stockholders on an annual basis.

Q: In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

A: Yes, subject to the following limitations. If you vote "Against" the
   Acquisition, but your Income Fund is nevertheless acquired by APF, you may
   elect to receive consideration in the form of 7.0% callable notes due     ,
   2004 in an amount equal to 97% of your portion of the APF Share consideration that would otherwise have been paid to your Income Fund, based on the exchange value. Please note that you may only receive the note option if you vote "Against" the Acquisition, and you elect to receive the notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

Q: How long has APF been an operating company and how large is it?

A: Since its inception in 1994 through March 1999, APF has raised approximately $750 million in three public offerings. Assuming the acquisition of the CNL Restaurant Businesses, as of March 31, 1999, APF would have owned an interest in 1,113 restaurant properties, including mortgage loans of over $573 million, and had approximately 32,000 stockholders of record.

Q: Who manages APF?

A: APF is managed by its Board of Directors, consisting of five members, the majority of which are independent. Independent directors are neither employed by APF, nor have a substantial financial interest in APF. James M. Seneff, Jr. is the Chairman of the Board and Robert A. Bourne is Vice Chairman of the Board. You should note that Messrs. Seneff and Bourne are also the individual general partners of your Income Fund.

Q: Why is APF seeking to acquire the Income Funds, including my Income Fund?

A: Because the restaurant properties owned by the Income Funds are very similar to those owned by APF, APF believes, and we agree, that the combination of the Income Funds' restaurant properties with APF's restaurant properties would be mutually beneficial to both current APF stockholders and to you and the other Limited Partners of the Income Funds who may become stockholders of APF. APF believes, and we agree, that the increase in the size of APF's restaurant property portfolio will benefit stockholders as a result of an increase in operating efficiencies and increased borrowing capacity.

Q: Is APF's acquisition of my Income Fund dependent on its acquisition of the other Income Funds?

A: There is no requirement that a minimum number of Income Funds be acquired by APF. The Special Committee of APF's Board of Directors has received a fairness opinion from Merrill Lynch & Co., an internationally recognized independent investment banking firm, stating that the aggregate consideration to be paid by APF for the acquisition of all of the

   Income Funds is fair to APF from a financial point of view. To the extent that prior to the consummation of the Acquisition less than all of the Income Funds approve the Acquisition, The Special Committee of APF must receive from Merrill Lynch another fairness opinion at the time of the closing of the Acquisition stating that the consideration payable to the Income Funds that approved the Acquisition is fair to APF from a financial point of view. In the event that Merrill Lynch is unable to render the subsequent fairness opinion, none of the Income Funds will be acquired.

Q: What benefits will the general partners of my Income Fund receive as a result of the Acquisition?

A: Like you, we have an ownership interest in your Income Fund. Accordingly, we will be entitled to receive our portion of the APF Shares paid for your Income Fund in accordance with the terms of your Income Fund's partnership agreement. To determine if we are receiving any APF Shares, please review the supplement accompanying this consent solicitation.

Q: What are the tax consequences of the Acquisition to me?

A: The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners of the Income Funds are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

  We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

  To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of this consent solicitation and the accompanying supplement.

Q: Who can vote on the Acquisition? What vote is required to approve the Acquisition?

A: Limited Partners of each Income Fund who are Limited Partners at the close
   of business on the record date of      , 1999 are entitled to vote at the
   special meeting.

  For an Income Fund to be acquired by APF, Limited Partners holding Units constituting greater than 50% of the outstanding units of a Income Fund must approve the Acquisition. Such an approval by your Income Fund's Limited Partners in favor of the Acquisition will be binding on you even if you vote against the Acquisition.

Q: Am I entitled to an independent appraisal of my units at my request?

A: No. However, a market valuation and a liquidation valuation of the restaurant properties owned by your Income Fund has been prepared by Valuation Associates. See the accompanying supplement for details.

Q: When and where is the special meeting of Limited Partners?

A: The special meeting of the Limited Partners for each Income Fund to vote on
   the Acquisition will be held at 10:00 a.m. on     ,      , 1999, at
           .

Q: How do I vote?

A: Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage paid return envelope as soon as possible, so that at the special meeting of

   Limited Partners, your units may be voted "For" or "Against" the acquisition of your Income Fund. If you prefer, you may also vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

Q: Can I change my vote after I mail my consent form?

A: Yes, you can change your vote at any time before your consent is voted at the special meeting. You can do this in three ways: first, you can send us a written statement that you would like to revoke your consent; second, you can send us a new consent form; or third, you can attend the Special Meeting and vote in person. Any revocation or new consent form should be sent to Corporate Election Services, P.O. Box 125, Pittsburgh, PA 15230-0125, our vote tabulator.

Q: I am a Limited Partner of more than one Income Fund. Why did I receive only one consent solicitation?

A: Many of the Limited Partners in the Income Funds own Units in more than one
   Income Fund. To reduce expenses and to prevent our Limited Partners from receiving duplicate mailings, we decided to send only one consent solicitation to Limited Partners who our records show own units in more than one Income Fund. If you are one of these Limited Partners, we have enclosed a page with multiple, detachable consent forms, which are on colored paper, as well as the different supplements relating to each of the Income Funds in which you are an investor. Please sign and return all consent forms in the same envelope.

Q: In addition to the consent solicitation, I received a supplement. What is the difference between the consent solicitation and the supplement?

A: The purpose of the consent solicitation is to describe the Acquisition generally and to provide you with a summary of the risks and benefits generic to all of the Income Funds. The purpose of the supplement is to describe the risks and benefits particular to your specific Income Fund.

  After you read the consent solicitation, we urge you to read the supplement. The supplement contains very important information that is unique to your Income Fund and that will be material in your decision whether to vote "For" or "Against" the Acquisition.

Q: When do you expect the Acquisition to be completed?

A: APF, in conjunction with our efforts, plans to complete the Acquisition as soon as possible after the receipt of your approval at the special meetings. It is expected that the Acquisition will be consummated in the fourth quarter of 1999, and we have required that it be completed no later than March 31, 2000.

                      WHO CAN HELP ANSWER YOUR QUESTIONS?

   If you have more questions about the Acquisition or would like additional copies of the consent solicitation or the supplement relating to your Income Fund(s), you should contact our solicitation firm, which we hired to assist us in answering your questions:

                               D.F. King & Co., Inc.
                                  77 Water Street
                             New York, New York 10005

                                (800) 290-6428

                                    SUMMARY

   This summary highlights selected information from this consent solicitation and may not contain all of the information regarding the Acquisition that is important to you. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of each of the Income Funds. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership. To understand the Acquisition fully and for a more complete description of the terms of and risks related to the Acquisition, you should read carefully this entire consent solicitation, the supplement(s) accompanying this consent solicitation and the other documents to which we have referred you. See "Where You Can Find More Information" on page 196.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999 and effective on June 3, 1999.

                      Purpose of This Consent Solicitation

   This consent solicitation describes the proposed Acquisition by CNL American Properties Fund, Inc., a Maryland corporation, of up to 16 CNL Income Funds. Through this consent solicitation we, as the general partners of the Income Funds, are asking you to approve APF's acquisition of your Income Fund, assuming the other conditions to the Acquisition are satisfied. APF will acquire your Income Fund in the Acquisition if the Limited Partners in your Income Fund holding greater than 50% of the outstanding units of limited partnership interest in your Income Fund vote to approve the Acquisition.

                  Description of APF and the Income Funds

APF

   APF is a real estate investment trust, or REIT, that provides a full range of financial, development and other real estate services to operators of national and regional restaurant chains. Unlike a number of its competitors, APF has positioned itself in the restaurant industry as a provider of a complete range of restaurant financing options and development services. APF's ability to offer complete "turn-key," build-to-suit development services, from site selection to construction management, together with its ability to provide its clients with financing options, such as triple-net leasing, mortgage loans and secured equipment financing, makes APF a preferred provider for all the real estate related business needs of operators of national and regional restaurant chains. Relying on APF's senior management team, which has an average of more than 17 years of experience in the real estate and financial services industries, permits the restaurant chain or restaurant chain operator to focus on its core business objectives of operating its restaurant business while avoiding the distractions associated with the acquisition, construction, development and financing of additional restaurant properties. Throughout their years in the real estate and financial services industries, APF's management has entered into contractual business relationships with national restaurant chains, such as, Applebee's, Arby's, Bennigan's(R), Black-eyed Pea, Burger King(R), Chevy's Fresh Mex, Darryl's, Denny's, Golden Corral, Ground Round, Houlihan's, KFC, Jack in the Box, Pizza Hut, Ruby Tuesday's, Steak and Ale(R) Restaurant, Taco Bell, T.G.I. Friday's and Wendy's, and with operators of national and regional restaurant chains, such as S&A Restaurant Corp., Foodmaker, Inc., Golden Corral Corporation, IHOP, and Chevy's Inc. As a fundamental component of APF's business strategy, APF endeavors to foster these relationships by attempting to obtain complete customer satisfaction. In doing so, APF believes it receives recurring business which ultimately increases stockholder value.

   Through triple-net leases and mortgage loans on restaurant properties, APF endeavors to structure its investments in a manner that permits it to provide its stockholders with a stable annual return on their investment. APF's portfolio is diversified geographically, by restaurant chain, restaurant chain operator and investment type, with more than 45 restaurant chains and more than 100 operators of national and regional restaurant chains in 43 states as of March 31, 1999. APF's restaurant property portfolio includes national and regional brands that are leased to restaurant chain operators on a long-term basis typically for 15 to 20 years. APF's current portfolio of triple-net leases has an average remaining lease term of 16 years, and its current portfolio of mortgage loans has an average remaining loan term of approximately 16 years.

   Since APF's inception in 1994 through March 1999, APF raised approximately $750 million in three public offerings and used all of the net offering proceeds to acquire restaurant properties and to make mortgage loans. Assuming the completion of the acquisition of the CNL Restaurant Businesses as described below, as of March 31, 1999, APF's portfolio would have consisted of investments in 1,113 restaurant properties. Of these restaurant properties, APF has provided triple-net lease financing for 513 properties, mortgage financing on 312 properties, and holds a securitized mortgage interest in 288 properties. Generally, the real estate owned by APF consists of land and buildings.

   During 1999, APF increased its financing and development capabilities and became a full-service restaurant REIT by acquiring what we call the CNL Restaurant Businesses, which are essentially all of the restaurant management, asset management, financing and development businesses conducted by affiliates of CNL Group, Inc. The acquisition of the CNL Restaurant Businesses allows APF to offer comprehensive restaurant property service functions to operators of national and regional restaurant chains.

   The CNL Restaurant Businesses consisted of CNL Fund Advisors, Inc., APF's external property manager, and CNL Financial Services, Inc. and CNL Financial Corp., entities that on a combined basis originated mortgage loans to operators of national and regional restaurant chains comparable to the restaurant chains that are currently APF tenants. The CNL Restaurant Financial Services Group, as we refer to these two entities, also "securitized" a portion of the mortgage loans originated and retained the servicing rights to such loans.

   Strategically, the acquisition of the Advisor:

  . provides APF with complete, in-house administrative, management, acquisition, and development capabilities which separates APF from its competitors;

  . enables APF, through the development arm of the Advisor, to provide incremental services to its clients which has the potential to generate new financing opportunities and strong initial yields on its investments;

  . conforms APF's corporate structure to the self-advised corporate structure of 88% of the REITs that are listed on the NYSE with equity market capitalization of greater than $1 billion;

  . eliminates the 0.6% "management fee" and 4.5% "acquisition fee" payable to the Advisor. APF believes the administrative costs of being self-advised are less than the costs of remaining externally-managed and will therefore increase cash available for distribution.

   Strategically, the acquisition of the CNL Restaurant Financial Services
Group:

  . provides a platform for the expansion of APF's existing financing capabilities to include securitization transactions. APF believes that securitization capabilities enables it to access more financing opportunities and, ultimately, increase cash available for distribution to its stockholders. Additionally, securitization capabilities will allow APF to reallocate additional capital to triple-net lease financing and mortgage loan origination;

  . allows APF to establish relationships with a broader group of operators of national and regional restaurant chains;

  . increases the total enterprise value of APF which, based on the opinion of APF and its external financial advisors, makes APF more appealing to institutional investors;

  . mitigates any perceived conflicts, because mortgage financing and triple-net lease financing are similar financing products that have comparable yields, arising from determining whether to provide triple-net lease financing internally or allow an affiliate of CNL Group, Inc. to provide mortgage financing externally; and

  . enables APF to acquire a high growth enterprise that is being valued on the basis of public comparables trading at historical low multiples of earnings.

   As consideration for its acquisition of the CNL Restaurant Businesses, APF issued 6.15 million APF Shares valued at the exchange value. Merrill Lynch provided to APF an opinion that the aggregate consideration paid by APF for the CNL Restaurant Businesses was fair to APF from a financial point of view.

   APF's address is 400 East South Street, Orlando, Florida 32801, (407) 650-
1000.

The Income Funds

   The Income Funds are finite-life, Florida limited partnerships that we formed from 1985 to 1993 to invest solely in triple-net leased restaurant properties. As of March 31, 1999, the Income Funds owned, in the aggregate, 574 restaurant properties located in 39 states which, for the quarter ended March 31, 1999, had aggregate gross revenues of approximately $11.0 million. The Income Funds' restaurant properties are generally leased to restaurant chains and were managed by the Advisor which, prior to its acquisition by APF, was an affiliate of ours. The Income Funds consist of the following 16 limited partnerships:

       .  CNL Income Fund, Ltd.       .  CNL Income Fund IX, Ltd.
       .  CNL Income Fund II, Ltd.    .  CNL Income Fund X, Ltd.
       .  CNL Income Fund III, Ltd.   .  CNL Income Fund XI, Ltd.
       .  CNL Income Fund IV, Ltd.    .  CNL Income Fund XII, Ltd.
       .  CNL Income Fund V, Ltd.     .  CNL Income Fund XIII, Ltd.
       .  CNL Income Fund VI, Ltd.    .  CNL Income Fund XIV, Ltd.
       .  CNL Income Fund VII, Ltd.   .  CNL Income Fund XV, Ltd.
       .  CNL Income Fund VIII, Ltd.  .  CNL Income Fund XVI, Ltd.

   Our address, as general partners of the Income Funds, is 400 East South Street, Orlando, Florida 32801, (407) 650-1000. Any questions regarding the Acquisition should be directed to D.F. King, 77 Water Street, New York, New York 10005, Tel. (800) 290-6428.

Material factors that make the offering speculative or risky

   There are risks involved in the Acquisition, which are more fully discussed beginning at page 46 in "Risk Factors," that you should consider in determining whether to vote in favor of the Acquisition. The following list summarizes the risks of the Acquisition that we believe to be most material to you:

  . Because there has not been a public market for the APF Shares, the trading price of the APF Shares may fluctuate significantly, and, once listed on the NYSE, the APF Shares may trade significantly below the exchange value.

  . James M. Seneff, Jr., Chairman of the Board of APF, and Robert A. Bourne,
    Vice Chairman of the Board of APF, both of whom also serve as general partners of the Income Funds, will receive substantial financial benefits from the Acquisition.

  . The acquisition by APF of your Income Fund involves a fundamental change in the nature of your investment. If the Acquisition is approved, you will no longer hold an interest in an Income Fund which has a fixed portfolio of restaurant properties, but will instead be a stockholder in an operating company that will own, assuming APF acquired all of the Income Funds on March 31, 1999, interests in 1,687 restaurant properties, will be able to make future acquisitions of restaurant properties using equity or indebtedness and will make mortgage loans and securitize those mortgage loans.

  . Your ability to utilize passive losses to offset income derived from your investment in the Income Fund will no longer be available.

  . To date, APF has used a limited amount of debt to acquire restaurant properties, but going forward, APF will likely incur significantly more indebtedness to acquire restaurant properties and make mortgage loans. This increased use of debt will subject APF, among other risks, to an increased risk of default on its obligations, which could in turn affect APF's results of operations.

  . The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners of the Income Funds are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans and IRAs, if you are an individual subject to federal income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain real property gain.

               Conflicts of and Benefits to General Partners

   As a result of the Acquisition and assuming all of the Income Funds are acquired, we, as the general partners of the Income Funds, will receive benefits. These benefits include:

  . With respect to our ownership in the Income Funds, we may be issued up to an estimated 138,150 APF Shares in the aggregate in accordance with the Income Funds' partnership agreements. The APF Shares issued to us will have an estimated value, based on the exchange value, of approximately $2,763,000.

  . Following the Acquisition, James M. Seneff, Jr. and Robert A. Bourne, as the individual general partners of your Income Fund, will continue to serve as directors of APF, with Mr. Seneff serving as the Chairman and Mr. Bourne serving as Vice Chairman. As APF directors, they may be entitled to receive stock options under any stock option plan adopted by APF.

   The benefits that may be realized by Messrs. Seneff and Bourne may exceed the benefits that they would derive from the Income Funds if the Acquisition does not occur.

                                The Acquisition

Principal Components of the Acquisition

   The Acquisition will consist of the following principal components:

  . APF Acquires the Income Funds. APF will acquire, in exchange for APF
    Shares, the Income Funds in which Limited Partners holding greater than 50% of the units approve the Acquisition. Consequently, APF will own the acquired Income Funds' restaurant properties and other assets after the completion of the Acquisition. The Acquisition will be accomplished by merging the acquired Income Funds into CNL APF Partners, L.P., a wholly-owned subsidiary of APF, which we refer to as the Operating Partnership.

  . APF Lists the APF Shares on NYSE. APF will provide liquidity and a trading market for the APF Shares by listing the APF Shares for trading on the New York Stock Exchange concurrently with the consummation of the Acquisition.

   We expect that the Acquisition will be consummated in the fourth quarter of 1999, and we and APF have required that it be completed no later than March 31, 2000.

   In an effort to obtain a greater following by the investment banking analyst community, concurrently with or shortly following the Acquisition and the listing of APF Shares on the NYSE, and, assuming market conditions permit, APF intends to offer APF Shares to the public pursuant to an underwritten public offering. APF has not yet determined how many APF Shares will be offered for sale in the public offering or when the offering will commence.

   The following charts are intended to reflect the organizational structure of, and the relationship among APF and Messrs. Seneff and Bourne both before and after the Acquisition and the acquisitions of the CNL Restaurant Businesses.

   Organization of CNL Restaurant Businesses and Income Funds prior to any acquisition

                              [CHART APPEARS HERE]

  (1) CNL Group, Inc. is 100% owned by James M. Seneff, Jr. and his wife, Dayle L. Seneff.

  (2) The remaining 5% of CNL Fund Advisors, Inc. is owned by certain members of management of CNL Fund Advisors, Inc.

  (3) The remaining 5% of CNL Financial Corporation is owned by certain members of management of CNL Financial Corporation.

  (4) The remaining 2% of CNL Financial Services, Inc. is owned by certain members of management of CNL Financial Services, Inc.

                      Organizational Chart of APF before
     the Acquisition and the acquisition of the CNL Restaurant Businesses

                              [CHART APPEARS HERE]

(1) CNL Group, Inc. is 100% owned by James M. Seneff, Jr. and his wife, Dayle L. Seneff.

                       Organizational Chart of APF after
      the Acquisition and the acquisition of the CNL Restaurant Business


                              [CHART APPEARS HERE]

(1) CNL Group, Inc. is 100% owner by James M. Seneff, Jr. and his wife, Dayle L. Seneff

(2) CFA Acquisition Corp. has merged into CNL Fund Advisors, Inc.

(3) CFS Acquisition Corp. has merged into CNL Financial Services, Inc.

(4) CFC Acquisition Corp. has merged into CNL Financial Corp.

(5) Those Income Funds that approve the Acquision will be merged into CNL APF Partners, L.P. which will be the surviving entity.


What you will receive if your Income Fund is acquired in the Acquisition

   You will receive APF Shares as consideration for your units, unless you vote against the Acquisition of your Income Fund by APF and elect to receive notes, as described below.

  . APF Shares. The consideration paid to your Income Fund upon the consummation of the Acquisition will consist of APF Shares, reduced by the expenses of the Acquisition that are incurred by your Income Fund and assumed or paid by APF. You will receive APF Shares for your units unless you vote "Against" the Acquisition and specifically elect to receive the notes. You should note that if you vote against the Acquisition, and do not specifically choose to receive the notes, you will receive APF Shares in the event that your Income Fund approves the Acquisition.

    The number of APF Shares that you will receive for your units will be determined in accordance with your Income Fund's partnership agreement which specifies how consideration is distributed to partners in the event of a liquidation of your Income Fund. The next section of this Summary contains a chart that lists the number and estimated value of APF Shares, based on the exchange value, to be paid to each Income Fund. As we have previously noted, the exchange value has been assigned by APF to the APF Shares, and upon listing the APF Shares on the NYSE, the APF Shares may trade at prices significantly below the exchange value. We have included in the chart, as a way to demonstrate the relationship of the APF Shares that will be paid to your Income Fund to your investment in the Income Funds, the estimated value of APF Shares per average $10,000 original investment in each Income Fund.

  . Notes. If your Income Fund approves the Acquisition and you have voted
    "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to receive your portion of the consideration in 7.0% callable
    notes, due     , 2004. The payment received by you and other Limited
    Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will
    bear interest at 7.0% and will mature on     , 2004. APF may redeem the
    notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest.

Consideration Paid to Funds

   The following table sets forth information for each Income Fund regarding the consideration, based on the exchange value, that your Income Fund will receive in the Acquisition. The data in these tables assumes that none of the Limited Partners in the Income Fund has elected to receive notes. You should note that the APF Shares may trade at prices below the exchange value upon listing on the NYSE.

                                      Original
                                       Limited
                                       Partner
                                     Investments
                        Original      less any
                         Limited    Distributions
                         Partner    of Net Sales                                                        Estimated Value of
                       Investments  Proceeds per  Number of   Estimated                                   APF Shares per
                        less any       Average    APF Shares Value of APF              Estimated Value   Average $10,000
                      Distributions    $10,000    Offered to    Shares     Estimated    of APF Shares    Original Limited
                      of Net Sales    Original      Income    Payable to  Acquisition after Acquisition      Partner
     Income Fund       Proceeds(1)  Investment(1)    Fund    Income Fund   Expenses       Expenses          Investment
     -----------      ------------- ------------- ---------- ------------ ----------- ----------------- ------------------
I....................  $12,001,150     $ 8,001      578,880  $11,577,600   $158,000      $11,419,600         $ 7,613
II...................   23,046,408       9,219    1,196,634   23,932,680    295,000       23,637,680           9,455
III..................   22,253,502       8,901    1,041,451   20,829,020    266,000       20,563,020           8,225
IV...................   28,226,458       9,409    1,334,008   26,680,160    344,000       26,336,160           8,779
V....................   22,258,862       8,903    1,024,516   20,490,320    240,000       20,250,320           8,100
VI...................   35,000,000      10,000    1,865,194   37,303,880    421,000       36,882,880          10,429
VII..................   30,000,000      10,000    1,601,186   32,023,720    390,000       31,633,720          10,439
VIII.................   35,000,000      10,000    2,021,318   40,426,360    460,000       39,966,360          11,261
IX...................   35,000,000      10,000    1,850,049   37,000,980    437,000       36,563,980          10,351
X....................   40,000,000      10,000    2,121,622   42,432,440    481,000       41,951,440          10,390
XI...................   40,000,000      10,000    2,197,098   43,941,960    477,000       43,464,960          10,761
XII..................   45,000,000      10,000    2,384,248   47,684,960    518,000       47,166,960          10,402
XIII.................   40,000,000      10,000    1,943,093   38,861,860    441,000       38,420,860           9,605
XIV..................   45,000,000      10,000    2,156,521   43,130,420    475,000       42,655,420           9,479
XV...................   40,000,000      10,000    1,866,951   37,339,020    422,000       36,917,020           9,229
XVI..................   45,000,000      10,000    2,160,474   43,209,480    473,000       42,736,480           9,497

--------

(1) The original Limited Partner investments in CNL Income Fund, Ltd., CNL Income Fund II, Ltd., CNL Income Fund III, Ltd., CNL Income Fund IV, Ltd. and CNL Income Fund V, Ltd. were $15,000,000, $25,000,000, $25,000,000,
    $30,000,000 and $25,000,000, respectively. These columns reflect, as of December 31, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties (both as a special distribution and those that were added to working capital and subsequently distributed) for CNL Income Fund, Ltd. through CNL Income Fund V, Ltd.

    Why we are showing a $10,000 original investment. You may have originally invested more or less than $10,000 in your Income Fund. We used a $10,000 original investment because it is easier to illustrate the purchase prices with a round number. In order to determine the approximate value, based on the exchange value, of APF Shares you will receive if your Income Fund is acquired in the Acquisition, you would multiply the figure in the last column, which is titled "Estimated Value of APF Shares per Average $10,000 Original Limited Partner Investment," by the amount of your original investment divided by $10,000. Thus, for example, if you originally invested $25,000 in CNL Income Fund XI, Ltd., you would multiply $10,761 by 2.5, which is equal to $25,000 divided by $10,000, and which would result in your receiving an estimated value of $26,903 in APF Shares in the Acquisition.

   Why the APF Shares may trade at prices below the exchange value. There has been no public trading market for the APF Shares and it is possible that the APF Shares will trade, when listed on the NYSE, at below the exchange value. The principal reasons for this are as follows:

  . Upon the listing of the APF Shares on the NYSE, current investors holding
    APF Shares, as well as the Income Fund investors who receive APF Shares in the Acquisition, will for the first time be able to sell these shares in a relatively liquid market. As a consequence, the supply of APF Shares offered for sale may exceed the demand for APF Shares, thereby depressing the trading price of an APF Share. Depending upon market conditions, APF intends to engage in a public offering of APF Shares concurrently with, or shortly after, the consummation of the Acquisition in an effort to obtain the following of investment banking analysts and institutional investors. APF believes that analyst and institutional investor support will limit, but will not eliminate, any depression in the trading price of APF Shares as a result of excess supply.

  . While sales of APF Shares, adjusted for the one-for-two reverse stock split, have been at prices per share equal to the exchange value in all three of APF's public offerings, a portion of the proceeds raised in these offerings was used by APF to pay fees and expenses of the offerings. As of March 31, 1999, book value of an APF Share was $17.59. It is possible that when the APF Shares begin trading on the NYSE, trading prices will be below the exchange value to reflect that fact.

  . The market prices for the APF Shares may fluctuate with changes in market and economic conditions, the financial condition of APF and other factors that generally influence the market prices of securities, including the market perception of REITs in general. Such fluctuations may significantly affect liquidity and market prices independent of the financial performance of APF.


   We also will receive APF Shares in the Acquisition. With respect to our ownership interest in the Income Funds we, as the general partners of your Income Fund, also will receive APF Shares in exchange for our general partner interests if Income Funds VI through XII are acquired by APF. If your Income Fund is acquired, the APF Shares paid to your Income Fund will be allocated between you and the other investors and us in the same manner as net liquidation proceeds would be distributed under your Income Fund's partnership agreement, as if your Income Fund's restaurant properties and other assets were sold and your Income Fund were distributing net liquidation proceeds.

                   Our Reasons for Supporting the Acquisition

   We are proposing your approval of the Acquisition because we believe that APF's acquisition of the Income Funds is the best way to maximize the value of your investment. We believe that the addition of the Income Funds' restaurant properties to APF's portfolio will likely result in higher values being paid to the Income Funds than if such restaurant properties were sold individually and the Income Funds were liquidated.

Benefits of Participation in the Acquisition

   We believe that the Acquisition will provide you the following benefits:

  . Growth Potential. We believe that there is greater potential for increased distributions to you as an APF stockholder and for appreciation in the price of your APF Shares than there would be for you as a

   Limited Partner of your Income Fund in holding units. This growth potential results from future acquisitions of additional restaurant properties, making mortgage loans and engaging in other financing activities. In addition, as a result of APF's acquisition of the Advisor, we believe that the value of APF Shares will be enhanced because we believe the investing public prefers internally-advised REITs. We believe that substantial opportunities currently exist to acquire additional restaurant properties at attractive prices and to make mortgage loans on favorable terms. Your Income Fund cannot take advantage of such opportunities because its partnership agreement generally restricts it from borrowing, making additional acquisitions, developing restaurant properties and making mortgage loans.

  . Risk Diversification. The combination of the restaurant properties owned by the Income Funds with APF's existing restaurant properties, as well as future property acquisitions made by APF, will diversify your investment over a larger number of restaurant properties, a broader group of restaurant types and tenants and geographic locations. As of March 31, 1999, 88% of APF's tenants were either the franchisor of the restaurant chain or one of the top five franchisees based on sales of the particular restaurant chain. Your investment also will become more diversified because a portion of your investment in APF would be represented by the mortgage loans that APF makes and by its other financing activities. Your investment will also change from being an interest in a static, finite-life entity to an investment in a growing operating company. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, the particular group of restaurant properties currently owned by your Income Fund.

  . Operational Economies of Scale. The combination of the Income Funds into the business already owned by APF will result in administrative and operational economies of scale and cost savings for APF. Particularly because the Income Funds are all public entities subject to the reporting requirements of the Securities and Exchange Commission, or SEC, the combination of the Income Funds into a single public company in APF would save costs with respect to SEC reporting. In addition, if your Income Fund is acquired, you will no longer receive a Schedule K-1 for your tax reporting, which generally was provided to you each February. You will instead receive a Form 1099-DIV, a much simpler reporting form, which will be provided to you each January.

  . Liquidity. We believe the Acquisition provides you with liquidity of your investment, which means your APF Shares would be freely-tradable, for two reasons. First, the market for the units you own is very limited because the units are not listed on an exchange and, therefore, a potential buyer has no real basis upon which to value the units. Because your Income Fund's partnership agreement contains limitations on the transfer of your units, you may not be able to sell your units even if you were able to locate a willing buyer. As a stockholder of APF, you will own APF Shares which will be listed on the NYSE, and therefore publicly valued, and there will be no restrictions on your ability to sell the APF Shares you own. Second, as a holder of units that are non-tradable, the pool of potential buyers for your units is limited and, to the extent that there is a willing buyer, the buyer would likely acquire your units at a discount. As a holder of APF Shares, assuming APF acquires all of the Income Funds, you will be a stockholder of a company that would be estimated to have total assets of approximately $1.5 billion and more than 71,000 stockholders and is expected to be one of the largest triple-net lease REITs in the United States. Therefore, you will likely have the ability to find several buyers for your APF Shares and, because the APF Shares are expected to be listed on the NYSE, they will be traded at the market price.

  . Future Development and Mortgage Loan Opportunities. As a result of APF's acquisition of the CNL Restaurant Businesses, APF acquired restaurant property development capabilities, mortgage origination, securitization and loan servicing capabilities. Because APF has acquired these capabilities, APF now has an additional pool of operators of national and regional restaurant chains to which it can offer triple-net lease and mortgage loan financing. APF's current financing commitments with operators of national and regional restaurant chains either through triple-net lease financing or mortgage loan financing are in excess of $427 million. APF is now in the position to capitalize on these commitments and the corresponding potential to grow the restaurant development and mortgage financing businesses in the future. In addition, APF has entered into a 10 year contractual relationship with CNL Advisory Services, Inc. which gives APF a right of first refusal to provide financing to CAS clients. CNL Advisory Services, Inc., an affiliate of CNL Group, Inc., provides merger, acquisition and strategic planning services to the same operators of national and regional restaurant chains with which APF does business. APF did not seek to acquire this company as part of the acquisition of the CNL Restaurant Businesses because it does not generate income that satisfies the income tests for REITs under the Internal Revenue Code.

Our recommendation to you

   We believe that the terms of the Acquisition provide substantial benefits and are fair to you. We recommend that you vote "For" the approval of the Acquisition.

Why we believe the Acquisition is fair to you

   We believe that the terms of the Acquisition are fair and that they will maximize the return on your investment for the following principal reasons:

  . We analyzed the benefits of the Acquisition, and we believe that the expected benefits of the Acquisition to you outweigh the risks and potential detriments of the Acquisition to you. Some of those benefits are described above. The risks and potential detriments are discussed beginning on page 47.

  . We reviewed the value of the consideration to be received by you if your Income Fund is acquired by APF, and we compared it to the consideration that you might have received under the alternatives to the Acquisition, including the continuation of the Income Funds without change and the liquidation of the Income Funds, as described below. We concluded that the likely value of the APF Shares would be higher than the value of the consideration you would have received if we had elected one of the other alternatives.

  . We considered that you have the opportunity to vote for or against the Acquisition, and, if you vote against it, you have the ability to elect to receive either APF Shares or notes if your Income Fund approves the Acquisition.

  . We considered and concurred with the financial advice and the fairness opinions rendered by Legg Mason, and the appraisals of Valuation Associates, each of which is described below on page 18.

  . APF raised approximately $750 million in gross proceeds in three offerings between April 1995, the date of APF's initial public offering, and December 1998, the date of APF's most recently completed public offering. In each offering, the offering price per APF Share, after giving effect to the one-for-two reverse stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings.

  . Based on recorded transfers of APF Shares, the average price at which APF
    Shares sold during 1998 was $17.30 per share, giving effect to the one-for-two reverse stock split. Because the outstanding APF Shares are currently unlisted and therefore have no established trading market, we believe that the average price paid during this period reflects a discount to the actual value of the APF Shares. Further, through December 31, 1998 pursuant to a redemption plan, APF bought back APF Shares from stockholders valued at an aggregate of $639,528, based on a value of $18.40 per APF Share. We believe that this discount to the original offering price is reasonable in light of the current illiquidity of the APF Shares. The number of APF Shares transferred and redeemed constituted less than one percent of the outstanding APF Shares. Upon listing the APF Shares on the NYSE, we believe that the liquidity afforded to holders of APF Shares will enhance the value of the APF Shares.

Fairness Opinions

   In deciding to recommend the Acquisition, we considered and concurred with the fairness opinions of Legg Mason as to the fairness from a financial point of view of the APF Share consideration to be offered to each Income Fund. Because the Acquisition of any single Income Fund is not a condition of the Acquisition of any other Income Fund, we obtained from Legg Mason with respect to each Income Fund a fairness opinion that did not assume that APF acquired any other Income Funds. The fairness opinion for your Income Fund is attached as Appendix A to your Income Fund's supplement that accompanies this consent solicitation. You should read Legg Mason's opinion in its entirety with respect to the assumptions made, matters considered and limits of the reviews undertaken by Legg Mason in rendering its opinions.

   Based on the analysis more fully described under "Reports, Opinions, and Appraisals--Fairness Opinions," and subject to the assumptions, limitations and qualifications discussed in this consent solicitation and in its fairness opinions, Legg Mason concluded that the APF Share consideration offered to each Income Fund in the Acquisition is fair from a financial point of view.

Appraisals

   In making our recommendation, we also considered the appraisals of each Income Fund prepared by Valuation Associates, an independent real estate appraisal firm. We compared the value of the APF Shares payable to each Income Fund, based on the exchange value, with the appraised value of each Income Fund's restaurant property portfolio. Based on this comparison, we determined that the number of APF Shares payable to each Income Fund was reasonable.

Alternatives to the Acquisition that we considered

   In determining whether to accept and recommend the Acquisition proposal, we considered two principal alternatives to the Acquisition that could have been pursued by each Income Fund: (1) continuation of each Income Fund pursuant to its existing partnership agreement and (2) liquidation of each Income Fund.

   Benefits and Disadvantages of Continuation Alternative. Continuing each Income Fund without change would have the following effects, some of which you might perceive as benefits:

  . your Income Fund would not be subject to the risks associated with the ongoing operations of APF and instead would remain a separate entity, with its own assets and liabilities, and would pursue its original investment objectives consistent with the guidelines, restrictions and safeguards contained in its partnership agreement;

  . your Income Fund's performance would not be affected by the performance of APF and the other Income Funds that APF intends to acquire in the Acquisition;

  . eventually, your Income Fund would liquidate its holdings and distribute the proceeds received in liquidation in accordance with the terms of the Income Fund's partnership agreement;

  . there would be no change in the nature of your voting rights and no change in your Income Fund's operating policies;

  . your Income Fund would not incur Acquisition expenses, ranging from approximately $158,000 to $518,000, or approximately 1.1% to 1.4% of the total value of the APF Shares, based on the exchange value, to be issued to each Income Fund, depending on the size of the Income Fund. For a breakdown of the expenses with respect to your Income Fund, see the supplement accompanying this consent solicitation;

  . income from your Income Fund may be offset by passive activity losses generated from your other investments, whereas you will not have the ability to offset income from your investment in APF with such losses; and

  . assuming you are a tax-paying Limited Partner, you would not be subject to any immediate federal income taxation that will otherwise be incurred by you as a consequence of the Acquisition.

   However, we believe that maintaining the Income Funds as separate entities would have the following disadvantages:

  . since the Income Funds are not authorized to raise additional funds either through equity issuances or by incurring indebtedness for investment, the Income Funds are unable to benefit from investing in potential growth opportunities;

  . your investment would continue to be illiquid because the units are not freely transferable and there is no established public trading market or public market valuation for units, unlike the APF Shares which will have a public trading market that you could access at your discretion;

  . your Income Fund's portfolio of restaurant properties would be less diversified and therefore the loss of one tenant or an economic downturn in the region where a restaurant property is located would likely have a greater impact on your Income Fund's ability to make distributions than it would on APF;

  . your Income Fund cannot acquire, develop, or finance restaurant properties or take advantage of the other potential benefits of the Acquisition, which are described above; and

  . since the majority of the Income Funds' operating expenses are fixed, as the restaurant properties are sold and revenues from the portfolio decrease, it is unlikely that all of the Income Funds will sustain their current level of distributions.

   Benefits and Disadvantages of Liquidation Alternative. As an alternative to the Acquisition, each Income Fund could dissolve and liquidate by selling its restaurant properties and other assets, paying off its existing liabilities not assumed by the buyer and distributing the net sales proceeds to you, to the other Limited Partners and to us in our capacity as general partners in accordance with the distribution provisions of its partnership agreement. The primary advantage of this alternative would be to provide liquidity to you as restaurant properties are sold based upon the net liquidation proceeds received from the sale of your Income Fund's assets.

   We do not believe that liquidation would be as beneficial to you as the Acquisition, for the following reasons:

  . the public market valuation of an investment in an operating real estate company like APF may exceed the liquidation value of your Income Fund's restaurant properties;

  . we believe that the liquidation valuation provided by Valuation
    Associates shows that the liquidation values of the Income Funds are lower than the values of the APF Shares, based on the exchange value, to be paid to the Income Funds in the Acquisition; and

  . an aggressive bulk sale of individual restaurant properties could result in significant discounts from appraised values while a gradual liquidation likely would involve higher administrative costs and greater uncertainty, either of which would reduce the portion of net sales proceeds available for distribution to you.

   In order to assist you in evaluating these alternatives, please review your supplement and the section entitled "Background of and Reasons for the Acquisition--Comparative Valuation Analysis" in this consent solicitation. Your supplement and that section contain estimates of the value of your investment if your Income Fund continues in operation without change and of the net liquidation proceeds that might be available if your Income Fund were liquidated. The methodology and assumptions used to derive these estimated values are explained there.

Prices for Income Fund Units

   The units are not listed on any national securities exchange or quoted on an automated quotation system, and there is no established public market for the units. Set forth in the table below is certain information regarding sale transactions in the units for the twelve months ended March 31, 1999 that we obtained from various sources, including the distribution reinvestment plans of the Income Funds, sales between private individuals and transactions facilitated by companies that specialize in transacting resales, such as Frain Asset Management and DCC Securities Corp. Other than the information from the Income Funds' distribution reinvestment plans, we have not contacted the buyers or sellers to independently verify this information. There have likely been other secondary sale transactions in the units, although information regarding them is not available to us. Sales of units therefore may have occurred at prices either above the high price or below the low price set forth below.

   We are providing you this information so that it is readily available to you. However, we do not believe you should rely on the information below in determining whether or not to approve the Acquisition because the price paid per unit may not accurately reflect the current value of the restaurant properties and other assets of the Income Funds as a result of the relative illiquidity of the units being sold.

   All historical price information in the chart below is on a per unit basis for the twelve months ended March 31, 1999. The estimated value of the APF Shares is based on the exchange value established by APF. The value of the APF Shares upon listing on the NYSE may be below the exchange value.

                                         Original
                                          Limited
                                          Partner
                                        Investments                                                          Estimated
                            Original     less any                                                Weighted   Value of APF
                            Limited    Distribution                        High per   Low per   Average per  Shares per
                            Partner    of Net Sales             Number     Average    Average     Average     Average
                          Investments  Proceeds per            of Units    $10,000    $10,000     $10,000     $10,000
                            less any      average               Traded     Original   Original   Original     Original
                 Original Distribution    $10,000     Number  as Percent   Limited    Limited     Limited     Limited
     Income      Cost per of Net Sales   Original    of Units  of Total    Partner    Partner     Partner     Partner
      Fund         Unit   Proceeds(1)  Investment(1)  Traded  Income Fund Investment Investment Investment   Investment
     ------      -------- ------------ ------------- -------- ----------- ---------- ---------- ----------- ------------
I...............   $500   $12,001,150     $8,001         230      0.7%      $8,398     $7,030     $7,085       $7,613
II..............    500    23,046,408      9,219         317      0.6        9,507      7,100      8,914        9,455
III.............    500    22,253,502      8,901         313      0.6        9,600      6,850      8,698        8,225
IV..............    500    28,226,458      9,409         534      0.9       10,000      7,600      9,151        8,779
V...............    500    22,258,682      8,903         228      0.5       10,000      6,550      8,704        8,100
VI..............    500    35,000,000     10,000         921      1.3        9,701      6,660      9,257       10,429
VII.............      1    30,000,000     10,000     317,562      1.1        9,500      7,800      9,400       10,439
VIII............      1    35,000,000     10,000     481,344      1.4       10,000      7,600      9,300       11,261
IX..............     10    35,000,000     10,000      37,788      1.1       10,000      8,150      9,330       10,351
X...............     10    40,000,000     10,000      33,703      0.8        9,700      7,800      9,320       10,390
XI..............     10    40,000,000     10,000      47,760      1.2        9,500      7,980      8,900       10,761
XII.............     10    45,000,000     10,000      39,737      0.9       10,000      7,600      9,220       10,402
XIII............     10    40,000,000     10,000      39,832      1.0        9,500      7,900      9,030        9,605
XIV.............     10    45,000,000     10,000      27,838      0.6        9,950      7,500      9,140        9,479
XV..............     10    40,000,000     10,000      25,175      0.6        9,500      6,100      8,580        9,229
XVI.............     10    45,000,000     10,000      38,245      0.8       10,000      8,000      8,950        9,497

--------

(1) The original Limited Partner investments in CNL Income Fund, Ltd., CNL Income Fund II, Ltd., CNL Income Fund III, Ltd., CNL Income Fund IV, Ltd. and CNL Income Fund V, Ltd. were $15,000,000, $25,000,000, $25,000,000,
    $30,000,000 and $25,000,000, respectively. These columns reflect, as of December 31, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties (both as a special distribution and those that were added to working capital and subsequently distributed) for CNL Income Fund, Ltd. through CNL Income Fund V, Ltd.

                           The Restaurant Properties

   Assuming that APF acquires all of the Income Funds and that the Acquisition had occurred on March 31, 1999, APF would have owned and leased on a triple-net basis 1,087 restaurant properties of which 574 would have been acquired from the Income Funds. The restaurant properties would be leased to more than 140 tenants, operated by more than 60 different restaurant chains, located in 45 states and approximately 98% leased as of March 31, 1999. The average age of the buildings on restaurant properties in the portfolio would be approximately
8.5 years. The following table sets forth material restaurant property information for restaurant properties owned as of March 31, 1999, assuming the Acquisition occurred on this date, with respect to significant restaurant chains operating a restaurant property. The annualized revenue includes the straight-lining of rental income in accordance with generally accepted accounting principles.

                               Total Number  Average   Annualized
                                    of       Age of       Total     Percent of
                                Restaurant  Buildings    Rental    Total Rental
Restaurant Chain                Properties   (years)    Revenue      Revenue
----------------               ------------ --------- ------------ ------------
Golden Corral.................      102        5.7    $ 13,573,000     13.4%
Jack in the Box...............      104        4.6      10,049,000      9.9
Burger King...................       95       11.9       9,023,000      8.9
Denny's.......................       69       10.5       6,779,000      6.7
Hardee's......................       78        7.1       5,465,000      5.4
IHOP..........................       36        2.6       4,834,000      4.8
Bennigan's....................       23       15.2       4,421,000      4.3
Boston Market.................       42        2.7       3,451,000      3.4
Steak and Ale Restaurant......       20       20.7       3,400,000      3.3
Shoney's......................       30        7.9       3,226,000      3.2
Arby's........................       36        5.7       3,047,000      3.0
Darryl's......................       17       17.9       2,595,000      2.6
Long John Silver's............       42        7.7       2,362,000      2.3
Applebee's....................       14        3.9       2,222,000      2.2
Wendy's.......................       25        8.4       2,194,000      2.2
Checkers......................       47        5.1       2,069,000      2.0
Chevy's Fresh Mex.............        8        4.8       1,975,000      1.9
Pollo Tropical................       11        4.7       1,780,000      1.7
Black-eyed Pea................       27        4.6       1,723,000      1.7
Pizza Hut.....................       66       15.9       1,642,000      1.6
Ground Round..................       14       18.1       1,507,000      1.5
KFC...........................       18       10.1       1,293,000      1.3
Popeyes.......................       19       12.4       1,013,000      1.0
Other.........................      144        8.8      11,920,000     11.7
                                  -----               ------------    -----
  Total.......................    1,087               $101,563,000    100.0%
                                  =====               ============    =====

   The tenants of two restaurant chains have filed voluntary petitions for bankruptcy. In October 1998, tenants of 38 Boston Market restaurant properties filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As of May 31, 1999, 12 of these restaurant properties remain closed, one restaurant property has been sold, and APF continues to receive lease payments on the remaining 25 restaurant properties. The tenant of 36 Long John Silver's restaurant properties filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As of May 31, 1999, seven of these restaurant properties remain closed, three restaurant properties have been sold, and APF continues to receive lease payments on the remaining 26 restaurant properties. APF and the relevant Income Funds are currently actively marketing these closed restaurant properties to existing and prospective clients and believe that their prospects for re-leasing vacant restaurant properties are good.

   Since the acquisition of one Income Fund is not dependent upon the acquisition of any other Income Fund, it is possible that APF would not acquire all of the Income Funds in the Acquisition. Consequently, after the Acquisition, APF will not necessarily own all of the restaurant properties listed above.

   The following table sets forth the same material restaurant property information for APF, assuming all of the Income Funds were acquired on March 31, 1999, by tenant for the restaurant properties.

                                      Total     Average               Percent
                                    Number of   Age of    Annualized  of Total
                                    Restaurant Buildings Total Rental  Rental
Tenant                              Properties  (years)    Revenue    Revenue
------                              ---------- --------- ------------ --------
Golden Corral Corporation..........      91       5.8    $ 11,935,000   11.7%
Foodmaker, Inc. ...................     103       4.7       9,924,000    9.8
S & A Properties Corporation.......      40      19.0       7,402,000    7.3
DenAmerica Corporation.............      54       8.6       4,837,000    4.8
Flagstar Enterprises, Inc. ........      66       6.8       4,711,000    4.6
IHOP Corporation...................      35       2.5       4,701,000    4.6
Houlihan's Restaurants, Inc. ......      22      19.5       3,535,000    3.5
Burger King Corporation............      36      14.0       3,325,000    3.3
Restaurant Management Services,
 Inc. .............................      32      11.5       2,398,000    2.4
Denny's, Inc.......................      23       7.8       2,142,000    2.1
Checkers Drive-In Restaurants,
 Inc...............................      47       5.1       2,069,000    2.0
Pollo Operations, Inc. ............      13       4.8       2,027,000    2.0
Other..............................     525       8.8      42,557,000   41.9
                                      -----              ------------  -----
  Total............................   1,087              $101,563,000  100.0%
                                      =====              ============  =====

                               Financing Services

   APF also provides mortgage loans to operators of national and regional restaurant chains and upon the acquisition of the CNL Restaurant Financial Services Group, APF significantly increased its financing capabilities and added securitization capabilities. Assuming the acquisition of the CNL Restaurant Businesses, as of March 31, 1999, APF would have originated more than $573 million in mortgage loans, of which $269 million would have been securitized. As of March 31, 1999, APF, through its acquisition of the CNL Restaurant Financial Services Group, would have had $123 million of signed commitments to originate mortgage loans.

                                     Voting

Voting Procedures

   Please mark the enclosed consent form to vote "For" or "Against" approval of the Acquisition or, if you prefer, you may vote by telephone, according to the instructions on your consent form. If you have invested in more than one Income Fund, you will receive only one copy of this consent solicitation and you will receive a supplement and a consent form for each Income Fund in which you hold units. Because each Income Fund will vote separately on whether or not to approve the Acquisition, you must complete one consent form for each Income Fund in which you are an investor.

   If you are voting "Against" the Acquisition, you also should elect on your consent form whether you would like to receive APF Shares or notes if your Income Fund is acquired by APF. If your Income Fund approves the Acquisition, you will receive APF Shares if you vote "Against" the Acquisition but do not elect specifically to receive notes or you do not vote. You must elect to receive notes on the consent form or you will receive APF Shares.

   Your consent form must be received by Corporate Election Services by 5:00
p.m. Eastern time on     , 1999 unless we extend the solicitation period. If
you do not submit a consent form, you will also be counted as having voted "Against" the Acquisition and will receive APF Shares if your Income Fund approves the Acquisition. If you submit a properly signed consent form but do not indicate how you wish to vote, you will be counted as having voted "For" the Acquisition and will receive APF Shares if your Income Fund approves the Acquisition. You may withdraw or revoke your consent form at any time prior to the expiration of the solicitation period in the manner described later in this consent solicitation. You may also vote in person at the special meeting of the partners of your Income Fund.

Amendments to Your Income Fund's Partnership Agreement

   For Income Funds XI through XVI, if you vote "For" the Acquisition, you will also be required to cast a separate vote in favor of amendments to the partnership agreement of such Income Funds. These amendments will authorize certain actions that are necessary to complete successfully APF's acquisition of your Income Fund. For a discussion of the amendments, if applicable to your Fund, you should carefully read the supplement accompanying the consent solicitation.

No Rights to Independent Appraisal

   If your Income Fund approves the Acquisition, but you voted "Against" the Acquisition, you will not have any right to have an independent valuation of your Income Fund.

              Comparison of Ownership of APF Shares and Units

   In order to assist you in deciding whether to approve the Acquisition, we have summarized below some of the ownership attributes of APF Shares and Income Fund units. The following descriptions are qualified in their entirety by reference to APF's Articles of Incorporation and bylaws and to each Income Fund's partnership agreement. The descriptions are summaries and do not purport to be a complete discussion of these matters. We encourage you to review carefully the more detailed comparison regarding the units, the notes and APF Shares in "Comparison of Ownership of Units, Notes and APF Shares," in this consent solicitation beginning on page 101, for additional comparisons.

    Characteristic               Income Fund Units                      APF Shares
-----------------------  ---------------------------------  ---------------------------------
General Business         . Ownership of restaurant          . Ownership, financing,
                           properties leased to operators     development and management of
                           of national and regional           restaurant properties leased on
                           restaurant chains on a triple-     a triple-net lease basis to or
                           net lease basis.                   owned by operators of national
                                                              and regional restaurant chains.

Other Investment         . Various restrictions on the      . None; subject to the REIT
 Restrictions              Income Fund's ability to make      limitations on type of income
                           other investments

Liquidity and            . No established market            . Traded on NYSE
 Transferability
                         . Transfers are subject to         . Freely transferable subject to
                           limitations                        ownership limitation

Property Portfolio       . Static portfolio; closed-end     . Investment flexibility
                           fund.
                                                            . Greater diversification and
                                                              ability to grow
                                                            . Larger portfolio

Duration                 . All Income Funds are finite-     . Perpetual
                           life entities with expiration
                           dates between 2017 and 2031

Federal Taxation         . Not subject to federal tax       . As a REIT, generally not
                                                              subject to federal tax

State Tax Withholding    . Some states require withholding  . No withholding
                           on distributions

Tax Characterization of  . Generally passive income; pro    . Portfolio income; generally,
 Income                    rata share of income and           distributions from earnings and
                           expense items of Income Fund       profits reported as ordinary
                           attributed to partners;            income; distributions in excess
                           distributions in excess of         of earnings and profits
                           taxable income (generally as a     (generally as a result of
                           result of depreciation) are not    depreciation), reported as non-
                           currently taxable and reduce       taxable distributions and
                           taxpayer's basis in the Income     reduces taxpayer's basis in
                           Fund                               REIT

Tax Reporting            . Complicated Schedule K-1,        . Form 1099-DIV must be mailed by
                           generally mailed by February 15    January 31 of each year
                           of each year

Borrowing                . No borrowing.                    . Currently, APF's policy to
                                                              limit borrowing to up to 45% of
                                                              total assets

Liability of Investor    . Limited to the amount of your    . No personal liability for the
                           investment in the Income Fund      debts or obligations of APF

Distributions            . Quarterly distributions          . Quarterly distributions

Additional               . Income Funds cannot issue        . APF may issue additional equity
 Equity/Potential          additional equity; no risk of      which would result in the
 Dilution                  dilution                           dilution of your ownership
                                                              interest in APF
Management               . Vested in general partners       . Vested in board of directors
                                                              elected by stockholders

   Characteristic             Income Fund Units                      APF Shares
--------------------  ---------------------------------  ---------------------------------
Voting                . Voting is based upon the         . One vote per share. No
                        ownership interest in the          supermajority voting
                        Income Fund; voting is             requirements or anti-takeover
                        generally permitted only for       provisions except as necessary
                        significant transactions as        to meet REIT ownership
                        provided in the Income Fund's      requirements and with respect
                        partnership agreement and under    to certain business
                        Florida law                        combinations involving
                                                           interested stockholders

Management Fees       . Various fees to the Advisor,     . No management fees; APF will
                        our affiliate, which provides      pay all management expenses,
                        the day-to-day management          including salaries and other
                        operation of the Income Fund's     compensation payable to its
                        assets                             employees

Disposition Fees and  . Subordinated fees of 3% of       . No disposition fees
 Sales Proceeds         selling price of restaurant
                        properties paid to the Advisor,
                        and we receive a subordinated
                        share of the sales proceeds

Expenses              . All Income Fund's expenses paid  . All expenses paid by APF by Income Fund; general
                        partners reimbursed for certain
                        services performed for the
                        Income Fund

   You should read this consent solicitation carefully and consult with your own advisor prior to making a decision with respect to the Acquisition.

                              Acquisition Expenses

   APF and each Income Fund will bear their own expenses incurred in connection with the Acquisition. If your Income Fund approves the Acquisition and your Income Fund is acquired by APF, the number of APF Shares you receive will reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund. For a breakdown of the expenses estimated to be paid in the Acquisition by your Income Fund, please see the supplement attached to this consent solicitation.

   If the Acquisition is rejected by your Income Fund, then your Income Fund will bear the portion of its Acquisition expenses based upon the percentage of "For" votes and we, as the general partners of the Income Fund, will bear the portion of such Acquisition expenses based upon the percentage of "Against" votes and abstentions.

                         Conditions to the Acquisition

   The following conditions must be satisfied in order for the Acquisition to be consummated.

  . The APF Shares must be listed on the NYSE prior to or concurrently with the consummation of the Acquisition.

  . The stockholders of APF must have approved an increase of the APF Shares authorized to be issued by APF at a special meeting of APF stockholders
    scheduled for     , 1999. The increase is necessary in order for APF to
    have a sufficient number of shares to acquire the Income Funds.

  . If fewer than all of the Income Funds approve the Acquisition, the Special Committee of APF must receive an additional fairness opinion from Merrill Lynch & Co. stating that the aggregate consideration payable to the approving Income Funds is fair to APF from a financial point of view.

   As a condition to closing the Acquisition of any Income Fund, the aggregate amount of notes to be issued to Limited Partners who elect to receive notes may not exceed 15% of the estimated value of APF Shares payable to such Income Fund based on the exchange value. To the extent that the aggregate amount of notes to be issued to the Limited Partners of any Income Fund exceeds this 15% limitation, APF has the right, pursuant to the terms each Income Fund's merger agreement, to decline to acquire the Income Fund.

                       Federal Income Tax Considerations

The Acquisition will be a taxable transaction for Limited Partners subject to federal income taxation

   Currently, the Income Funds are organized as limited partnerships and treated as partnerships for federal income tax purposes. As partnerships, the Income Funds are not subject to federal taxation as entities, but instead function as conduits, with the tax results of their operations required to be reflected in the personal tax returns of you, the other Limited Partners and ourselves. If your Income Fund is acquired by APF, you will be required to recognize taxable gain or loss if you are subject to federal income tax. If you are an individual or a tax-paying entity, you may be required to pay tax on any gain recognized but will not receive any cash in the Acquisition in order to pay those taxes. If APF acquires your Income Fund in the Acquisition, you will recognize taxable gain or loss whether you elect to receive APF Shares or notes. The amount of gain or loss that you will recognize will depend upon whether you or any other Limited Partners elect to receive the notes. If neither you nor any other Limited Partners in your Income Fund elect to receive the notes, you will recognize a gain or loss equal to the difference between the value of the APF Shares that you receive in the Acquisition and the tax basis in your units. If you elect to receive the notes, your tax will be based upon the share of the gain recognized by your Income Fund that is allocable to you. If you are required to recognize any gain as a result of the Acquisition, you may be able to offset that gain with unused passive activity losses from your other investments.

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences to you of the Acquisition.

Taxable Gain and Loss Estimates Per Average $10,000 Original Limited Partner Investment

   The estimated taxable gain and loss, as of March 31, 1999, based on the exchange value, for an average $10,000 original Limited Partner investment in an Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                           Estimated Gain/(Loss)
                                                            per Average $10,000
                                                             Original Limited
Income Fund                                                 Partner Investment
-----------                                                ---------------------
CNL Income Fund, Ltd. ....................................        $1,868
CNL Income Fund II, Ltd. .................................         1,374
CNL Income Fund III, Ltd. ................................           675
CNL Income Fund IV, Ltd. .................................           808
CNL Income Fund V, Ltd. ..................................           230
CNL Income Fund VI, Ltd. .................................         1,566
CNL Income Fund VII, Ltd. ................................         2,300
CNL Income Fund VIII, Ltd. ...............................         2,711
CNL Income Fund IX, Ltd. .................................         1,786
CNL Income Fund X, Ltd. ..................................         1,673
CNL Income Fund XI, Ltd. .................................         1,880
CNL Income Fund XII, Ltd. ................................         1,650
CNL Income Fund XIII, Ltd. ...............................           660
CNL Income Fund XIV, Ltd..................................           251
CNL Income Fund XV, Ltd. .................................          (140)
CNL Income Fund XVI, Ltd. ................................            50

Qualification of APF as a REIT

   APF currently qualifies as a REIT under the Internal Revenue Code of 1986, as amended, and expects to continue to qualify as a REIT following the consummation of the Acquisition. Accordingly, if your Income Fund is acquired by APF, you will cease to be a partner in a partnership and will become a stockholder of a REIT. This change in status will affect the character and amount of income and loss reportable by you in the future. For instance, income generated by your Income Fund could be offset against passive activity losses from your other investments, but income that you receive from APF as a stockholder cannot be similarly offset. However, income you receive from a REIT in certain circumstances may be used to offset investment interest expense.

   A REIT is a company that combines the capital of many investors to acquire or provide financing for real estate, offers benefits of a diversified portfolio under professional management and must pay distributions to investors of at least 95% of its taxable net income. A REIT typically is not subject to federal income taxation on its taxable net income, provided specific income tax requirements are satisfied. This treatment substantially eliminates the corporate level of the "double taxation" imposed at both the corporate and stockholder levels that generally results from investments in a corporation.

                         Summary Financial Information

   The following tables set forth certain financial information for APF, the Income Funds the Advisor, CNL Financial Services and CNL Financial Corporation on a historical basis, as shown on pages 29 through 34, and for APF, the Income Funds and the CNL Restaurant Businesses on a pro forma basis, as shown on pages 35 through 45, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements contained elsewhere in this consent solicitation and the accompanying supplements. The Pro Forma Combined Financial Data combines information from the historical consolidated statements of earnings of APF, the Income Funds and the CNL Restaurant Businesses giving effect to the Acquisition and the acquisition of the CNL Restaurant Businesses as if the respective transactions occurred on January 1, 1998 and combines information from the historical consolidated balance sheet as if the respective transactions occurred on March 31, 1999.

   We are providing the pro forma information for illustrative purposes only. It does not necessarily reflect what the results of operations or financial position of APF would have been if the acquisitions had actually occurred on the dates indicated. This information also does not indicate what APF's future operating results or consolidated financial position will be. This information does not reflect certain additional costs associated with the Acquisition which APF cannot presently estimate.

  SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF APF AND SUBSIDIARIES

                                             Quarter ended
                                               March 31,
                                       --------------------------
                                           1999          1998
                                       ------------  ------------
                                              (unaudited)
Operating Data:
Revenues:
 Rental and earned income.....         $ 12,184,008  $  6,678,698
 Interest and other income....            2,214,763     1,649,106
                                       ------------  ------------
 Total revenues...............           14,398,771     8,327,804
                                       ------------  ------------
Expenses:
 General and administrative...            1,048,600       552,327
 Management and advisory fees..             697,364       362,659
 State and other taxes........              281,877       105,523
 Depreciation and amortization..          1,556,181       779,498
 Transaction costs............              125,926           --
                                       ------------  ------------
 Total expenses...............            3,709,948     1,800,007
                                       ------------  ------------
Net Earnings Before Equity in
 Earnings of Joint
 Ventures/Minority Interests..           10,688,823     6,527,797
Equity in earnings of joint
 ventures/minority interests..               17,271        (7,768)
Provision for losses on land
 and buildings................             (215,797)          --
                                       ------------  ------------
Net earnings..................         $ 10,490,297  $  6,520,029
                                       ============  ============
Other Data:*
Weighted average number of
 shares of common stock
 outstanding during
 period (1)...................           37,347,401    19,620,436
Total properties owned at end
 of period (2)................                  513           255
Earnings per share............         $       0.28  $       0.33
Cash distributions declared
 per share of common
 stock (3)....................         $       0.38  $       0.38
Ratio of earnings to fixed
 charges......................                50.03x       103.02x
                                                                                               May 2, 1994
                                                                                                (Date of
                                                                                                Inception)
                                                    Year ended December 31,                      through
                                       ------------------------------------------------------ December  31,
                                           1998          1997          1996         1995         1994(3)
                                       ------------- ------------- ------------- ------------ -------------
Operating Data:
Revenues:
 Rental and earned income.....         $ 33,129,661  $ 15,490,615  $  4,357,298  $   539,776    $    --
 Interest and other income....            9,057,376     3,967,318     1,849,386      119,355         --
                                       ------------- ------------- ------------- ------------ -------------
 Total revenues...............           42,187,037    19,457,933     6,206,684      659,131         --
                                       ------------- ------------- ------------- ------------ -------------
Expenses:
 General and administrative...            2,798,481     1,010,725       601,540      142,878         --
 Management and advisory fees..           1,851,004       804,879       251,200       23,078         --
 State and other taxes........              548,320       251,358        56,184       20,189         --
 Depreciation and amortization..          4,054,098     1,795,062       521,871      104,131         --
 Transaction costs............              157,054           --            --           --          --
                                       ------------- ------------- ------------- ------------ -------------
 Total expenses...............            9,408,957     3,862,024     1,430,795      290,276         --
                                       ------------- ------------- ------------- ------------ -------------
Net Earnings Before Equity in
 Earnings of Joint
 Ventures/Minority Interests..           32,778,080    15,595,909     4,775,889      368,855         --
Equity in earnings of joint
 ventures/minority interests..              (14,138)      (31,453)      (29,927)         (76)        --
Provision for losses on land
 and buildings................             (611,534)          --            --           --          --
                                       ------------- ------------- ------------- ------------ -------------
Net earnings..................         $ 32,152,408  $ 15,564,456  $  4,745,962  $   368,779    $    --
                                       ============= ============= ============= ============ =============
Other Data:*
Weighted average number of
 shares of common stock
 outstanding during
 period (1)...................           26,648,219    11,711,934     4,035,835      949,175         --
Total properties owned at end
 of period (2)................                  409           244            94           18         --
Earnings per share............         $       1.21  $       1.33  $       1.18  $      0.39    $    --
Cash distributions declared
 per share of common
 stock (3)....................         $       1.52  $       1.49  $       1.41  $      0.62    $    --
Ratio of earnings to fixed
 charges......................                79.97x        28.61x        37.40x         --          --

                                               March 31,
                                       --------------------------
                                           1999          1998
                                       ------------  ------------
                                              (unaudited)
Balance Sheet Data:
Real estate assets, net.......         $588,797,386  $256,674,704
Mortgages/notes receivable....         $ 41,269,740  $ 30,543,036
Accounts receivable, net......         $    548,862       499,194
Investment in/due from joint
 ventures.....................         $  1,083,564           --
Total assets..................         $708,694,145  $394,757,976
Total liabilities/minority interest..  $ 51,609,124  $ 14,799,968
Total stockholders' equity....         $657,085,021  $379,958,008
                                                                 December 31,
                                       --------------------------------------------------------------------
                                           1998          1997          1996         1995          1994
                                       ------------- ------------- ------------- ------------ -------------
Balance Sheet Data:
Real estate assets, net.......         $475,774,971  $245,403,313  $ 72,440,181  $21,097,608    $    --
Mortgages/notes receivable....         $ 39,009,073  $ 31,170,054  $ 13,389,607  $       --     $    --
Accounts receivable, net......         $    526,650  $    635,796  $    142,389  $   113,613    $    --
Investment in/due from joint
 ventures.....................         $    988,078  $        --   $        --   $       --     $    --
Total assets..................         $680,352,013  $339,077,762  $134,825,048  $33,603,084    $929,585
Total liabilities/minority interest..  $ 19,541,727  $ 17,439,661  $ 11,957,621  $ 1,622,436    $729,585
Total stockholders' equity....         $660,810,286  $321,638,101  $122,867,427  $31,980,648    $200,000

--------

* Per share data reflects a one-for-two reverse stock split effective as of June 3, 1999.
(1) The weighted average number of APF Shares outstanding is based upon the period APF was operational.

(2) As of March 31, 1999, APF had acquired 513 restaurant properties.

(3) Approximately 26%, 10%, 18%, 8%, 13% and 42% of cash distributions ($0.10, $0.04, $0.28, $0.11, $0.18 and $0.26 per APF Share), for the quarters ended March 31, 1999 and 1998, and the years ended December 31, 1998, 1997, 1996 and 1995, respectively, represent a return of capital in accordance with GAAP. Cash distributions treated as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net earnings on a GAAP basis. For the period May 2, 1994 (date of inception) through December 31, 1994, APF did not make any cash distributions because operations had not commenced.

      SUMMARY COMBINED HISTORICAL FINANCIAL DATA OF THE INCOME FUNDS

                               Quarter ended
                                 March 31,                            Year ended December 31,
                          ------------------------  ---------------------------------------------------------------
                             1999         1998         1998         1997         1996         1995         1994
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                (unaudited)
Operating Data
Revenues:
 Rental and earned
  income................  $10,682,007  $11,578,229  $43,462,064  $47,406,656  $49,763,331  $48,448,434  $43,036,875
 Interest and other
  income................      335,689      460,089    1,767,773    1,582,186    1,323,870    1,195,322      979,569
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total revenues.........  $11,017,696  $12,038,318  $45,229,837  $48,988,842  $51,087,201  $49,643,756  $44,016,444
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Expenses:
 General and
  administrative........      835,255      690,024    3,261,776    3,397,568    3,090,649    3,052,687    2,184,551
 Management and advisory
  fees..................       55,198       57,114      226,177      226,547      226,329      210,908      150,622
 State and other taxes..      279,692      203,225      227,933      227,155      187,257      211,391      136,608
 Depreciation and
  amortization..........    1,403,467    1,346,567    5,572,005    5,536,688    5,676,547    5,554,593    5,013,540
 Transaction costs......      530,427          --       315,081          --           --           --           --
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
 Total expenses.........    3,104,039    2,296,930    9,602,972    9,387,958    9,180,782    9,029,579    7,485,321
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on Sale
 of Properties,
 Provision for Loss on
 Land and Building and
 Other income/expenses..    7,913,657    9,741,388   35,626,865   39,600,884   41,906,419   40,614,177   36,531,123
Equity in earnings of
 joint ventures/minority
 interest...............    1,131,714      928,475    3,569,877    3,619,807    2,964,176    2,566,728    1,898,156
Gain on sale of
 properties.............      738,775    1,733,227    2,519,894    4,224,500      524,722       10,822      761,669
Other revenue
 (expenses).............          --       (45,150)     (45,150)     214,000          --           --       161,850
Provision for loss on
 land and building......      (60,882)         --    (2,834,338)    (665,574)    (316,548)    (207,844)         --
                          -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net earnings............  $ 9,723,264  $12,357,940  $38,837,148  $46,993,617  $45,078,769  $42,983,883  $39,352,798
                          ===========  ===========  ===========  ===========  ===========  ===========  ===========
Other data:
Total properties owned
 at end of period.......          574          576          573          588          603          603          588
Total cash distributions
 declared (1)...........  $11,629,500  $17,460,557  $53,610,357  $48,894,454  $48,535,704  $46,827,898  $42,546,602
Total cash distributions
 declared per $10,000...  $       211  $       317  $       975  $       889  $       882  $       859  $       810

                                 March 31,                                   December 31,
                         ------------------------- ----------------------------------------------------------------
                             1999         1998         1998         1997         1996         1995         1994
                         ------------ ------------ ------------ ------------ ------------ ------------ ------------
                                (unaudited)
Balance sheet data:
Real estate assets,
 net.................... $364,782,582 $377,750,247 $366,370,743 $387,768,898 $404,109,694 $415,745,756 $402,191,678
Mortgages/notes
 receivable............. $  4,414,245 $  5,573,658 $  4,807,714 $  5,586,571 $  4,894,615 $  2,627,418 $        --
Accounts receivable,
 net.................... $    621,342 $    801,852 $  1,302,323 $  1,268,508 $  1,639,685 $  1,477,605 $  1,707,164
Investment in/due from
 joint ventures......... $ 50,891,342 $ 44,566,660 $ 49,106,438 $ 41,608,848 $ 32,693,871 $ 29,432,410 $ 27,735,605
Total assets............ $460,067,244 $478,550,872 $462,217,940 $477,792,517 $478,724,970 $481,643,284 $465,754,289
Total
 liabilities/minority
 interest............... $ 15,705,758 $ 22,612,549 $ 15,950,214 $ 15,921,571 $ 16,183,187 $ 15,826,566 $ 18,298,166
Total equity............ $444,361,486 $455,938,323 $446,267,726 $461,870,946 $462,541,783 $465,816,718 $447,456,123

--------

(1) Cash distributions for the year ended December 31, 1997 include additional amounts earned in 1997, but declared payable in the first quarter of 1998. Cash distributions for the year ended December 31, 1998 include special distributions of net sales proceeds from the sale of properties.

             SUMMARY CONSOLIDATED HISTORICAL FINANCIAL DATA OF

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

                           Quarter     Quarter     Six months
                            ended       ended        ended      Year ended            Year ended June 30,
                          March 31,   March 31,   December 31,   June 30,    ----------------------------------------
                           1999(1)       1998         1998         1998         1997        1996       1995     1994
                          ----------  ----------  ------------  -----------  ----------  ----------  ---------  -----
                               (unaudited)                                                (unaudited)
Operating Data
Revenues:
 Fees...................  $2,307,364  $2,317,830  $14,408,750   $19,954,188  $6,015,055  $3,650,591  $ 549,067  $ --
 Interest and other
  income................      47,213      25,673       89,415       227,597     157,872      25,759        --      81
                          ----------  ----------  -----------   -----------  ----------  ----------  ---------  -----
 Total revenues.........  $2,354,577  $2,343,503  $14,498,165   $20,181,785  $6,172,927  $3,676,350  $ 549,067  $  81
                          ----------  ----------  -----------   -----------  ----------  ----------  ---------  -----
Expenses:
 General and
  administrative........   2,587,040   1,597,660    6,139,588     7,467,957   3,674,044   1,674,267    709,280     81
 Depreciation and
  amortization..........      39,581      22,071       81,028        81,024      58,110      14,780      2,006    --
 Interest expense.......      50,730      27,582       86,141       219,022      42,151           7        --     --
                          ----------  ----------  -----------   -----------  ----------  ----------  ---------  -----
 Total expenses.........   2,677,351   1,647,313    6,306,757     7,768,003   3,774,305   1,689,054    711,286     81
                          ----------  ----------  -----------   -----------  ----------  ----------  ---------  -----
Income (Loss) Before
 Benefit (Provision) for
 Federal Income Taxes ..    (322,774)    696,190    8,191,408    12,413,782   2,398,622   1,987,296   (162,219)   --
Benefit (Provision) for
 federal income taxes...     127,496    (250,482)  (3,235,606)   (4,903,444)   (947,458)   (808,065)   (53,486)   --
                          ----------  ----------  -----------   -----------  ----------  ----------  ---------  -----
Net income (loss) before
 cumulative effect of a
 change in accounting
 for start-up costs.....    (195,278)    445,708    4,955,802     7,510,338   1,451,164   1,179,231   (108,733)   --
Cumulative effect of a
 change in accounting
 for start-up costs.....         --          --           --         39,237         --          --         --     --
                          ----------  ----------  -----------   -----------  ----------  ----------  ---------  -----
Net income (loss).......  $ (195,278) $  445,708  $ 4,955,802   $ 7,471,101  $1,451,164  $1,179,231  $(108,733) $ --
                          ==========  ==========  ===========   ===========  ==========  ==========  =========  =====
Other data:
Weighted average number
 of shares outstanding
 stock outstanding
 during period--Class
 A......................       6,400       6,400        6,400         6,400       6,400       6,400      6,400  6,400
Weighted average number
 of shares outstanding
 stock outstanding
 during period--Class
 B......................       3,600         --         3,401             9         --          --         --     --
Total properties owned
 at end of period.......         N/A         N/A          N/A           N/A         N/A         N/A        N/A    N/A
Earnings (loss) per
 share--Class A Common
 Stock..................  $      (27) $       70  $       697   $     1,167  $      227  $      184  $     (17) $ --
Earnings (loss) per
 share--Class B Common
 Stock..................  $       (5) $      --   $       146   $       --   $      --   $      --   $     --   $ --
Total dividends
 declared--Class A
 Common Stock...........  $      --   $      --   $ 2,126,525   $ 8,431,566  $      --   $      --   $     --   $ --
Total dividends
 declared--Class B
 Common Stock...........  $      --   $      --   $   119,808   $       --   $      --   $      --   $     --   $ --
Dividends declared per
 share--Class A Common
 Stock..................  $      --   $      --   $       332   $     1,317  $      --   $      --   $     --   $ --
Dividends declared per
 share--Class B Common
 Stock..................  $      --   $      --   $        35   $       --   $      --   $      --   $     --   $ --

                                                                                       June 30,
                         March 31,  March 31,  December 31,  June 30,  -----------------------------------------
                            1999       1998        1998        1998       1997       1996      1995       1994
                         ---------- ---------- ------------ ---------- ---------- ---------- ---------  --------
                              (unaudited)                                            (unaudited)
Balance sheet data:
Mortgages/notes
 receivable............. $      --  $      --   $      --   $  340,000 $      --  $      --  $     --   $    --
Accounts receivable,
 net.................... $7,141,967 $4,358,050  $6,764,034  $6,031,010 $2,926,461 $  609,481 $ 375,418  $    --
Total assets............ $8,223,820 $6,649,734  $7,944,933  $7,026,586 $4,430,976 $1,030,637 $ 797,758  $201,267
Total liabilities....... $1,082,568 $1,767,478  $1,897,076  $3,708,198 $1,554,586 $  893,251 $ 903,491  $200,267
Total equity............ $7,141,252 $4,882,256  $6,047,857  $3,318,388 $2,876,390 $  137,386 $(105,733) $  1,000

-------

(1) Historically, the Advisor received acquisition fees based on 4.5% of the proceeds raised by APF in its three public offerings. APF's most recent offering was completed in December 1998. During the quarter ended March 31, 1999, a substantial number of the acquisitions made by the Advisor was made utilizing uninvested proceeds from of the offering completed in 1998, for which the Advisor had previously been compensated. Following the investment of offering proceeds, the advisory agreement with the Advisor now provides for acquisition fees to be paid to it based on 4.5% of the acquisition purchase price of a restaurant property.

     SUMMARY HISTORICAL FINANCIAL DATA OF CNL FINANCIAL SERVICES, INC.

                                                                                                     Inception
                                                                                                  (October 9, 1995
                                                                           Year Ended June 30,        through
                          Quarter Ended  Quarter Ended  Six Months Ended  ----------------------      June 30,
                          March 31, 1999 March 31, 1998 December 31, 1998    1998        1997          1996)
                          -------------- -------------- ----------------- ----------  ----------  ----------------
                                   (unaudited)
Operating Data
Revenues:
 Fees...................    $1,391,466     $1,278,487      $3,004,975     $5,974,885  $1,804,357     $     --
 Interest and other
  income................       129,362        139,449         283,628        608,560      54,641           --
                            ----------     ----------      ----------     ----------  ----------     ---------
 Total revenues.........     1,520,828      1,417,936       3,288,603      6,583,445   1,858,998           --
                            ----------     ----------      ----------     ----------  ----------     ---------
Expenses:
 General and
  administrative........     1,616,152      1,146,920       4,010,503      6,158,571   1,033,555       188,859
 Depreciation and
  amortization..........        26,238            --              --             --          --            --
                            ----------     ----------      ----------     ----------  ----------     ---------
 Total expenses.........     1,642,390      1,146,920       4,010,503      6,158,571   1,033,555       188,859
                            ----------     ----------      ----------     ----------  ----------     ---------
 Income (Loss) Before
  Benefit (Provision)
  for Income Taxes......      (121,562)       271,016        (721,900)       424,874     825,443      (188,859)
 Benefit (Provision) for
  Federal Income Taxes..        48,017       (107,051)        285,150       (167,826)   (326,050)       76,793
                            ----------     ----------      ----------     ----------  ----------     ---------
Net Income (Loss).......    $  (73,545)    $  163,965      $ (436,750)    $  257,048  $  499,393     $(112,066)
                            ==========     ==========      ==========     ==========  ==========     =========
Other data:
Weighted average number
 of shares outstanding
 stock outstanding
 during period--Class
 A......................         2,000          2,000           2,000          1,953       1,800         1,343
Weighted average number
 of shares outstanding
 stock outstanding
 during period--Class
 B......................           724            --                2            --          --            --
Total properties owned
 at end of period.......           n/a            n/a             n/a            n/a         n/a           n/a
Earnings (loss) per
 share--Class A Common
 Stock..................    $      (33)    $       82      $     (218)    $      132  $      277     $     (83)
Earnings (loss) per
 share--Class B Common
 Stock..................    $      (10)    $      --       $  (21,838)    $      --   $      --      $     --

                                                                                                     Inception
                                                                                                  (October 9, 1995
                                                                                June 30,              through
                            March 31,      March 31,      December 31,    ----------------------      June 30,
                               1999           1998            1998           1998        1997          1996)
                          -------------- -------------- ----------------- ----------  ----------  ----------------
                                   (unaudited)
Balance sheet data:
Due from related
 parties, net...........    $5,457,493     $9,335,081      $5,215,244     $6,836,000  $3,990,489      $ 17,405
Total assets............    $6,308,406     $9,580,294      $6,494,271     $7,144,393  $4,533,936      $432,604
Total liabilities.......    $  868,099     $1,474,721      $1,000,989     $1,266,191  $3,603,195      $  1,256
Total equity............    $5,440,307     $8,105,573      $5,493,282     $5,878,202  $  930,741      $431,348

      SUMMARY HISTORICAL FINANCIAL DATA OF CNL FINANCIAL CORPORATION

                                                                                                          Inception
                                                                             Year Ended June 30,      (October 9, 1995)
                          Quarter Ended  Quarter Ended  Six Months Ended  --------------------------       through
                          March 31, 1999 March 31, 1998 December 31, 1998     1998          1997        June 30, 1996
                          -------------- -------------- ----------------- ------------  ------------  -----------------
                                   (unaudited)
Operating Data
Revenues:
 Fees...................   $      8,137   $        --     $        --     $        --   $        --      $      --
 Interest and other
  income................      5,233,919      5,197,990      14,299,814      20,324,223     3,346,226         52,063
                           ------------   ------------    ------------    ------------  ------------     ----------
 Total revenues.........      5,242,056      5,197,990      14,299,814      20,324,223     3,346,226         52,063
                           ------------   ------------    ------------    ------------  ------------     ----------
Expenses:
 General and
  administrative........         64,186        297,195       1,292,492         997,856        66,112            956
 Management and advisory
  fees..................        611,196        167,415         734,890       2,245,039       205,837          3,543
 Depreciation and
  amortization..........            --          21,992          85,086          17,891         8,641            286
 Interest...............      4,769,268      4,434,378      10,879,294      17,452,876     2,875,881         42,965
                           ------------   ------------    ------------    ------------  ------------     ----------
 Total expenses.........      5,444,650      4,920,980      12,991,762      20,713,662     3,156,471         47,750
                           ------------   ------------    ------------    ------------  ------------     ----------
 Income (Loss) Before
  Benefit (Provision)
  for Income Taxes......       (202,594)       277,010       1,308,052        (389,439)      189,755          4,313
 Benefit (Provision) for
  Federal Income Taxes..         73,166       (101,672)       (493,735)         94,504       (61,066)        (1,331)
                           ------------   ------------    ------------    ------------  ------------     ----------
Net Income (Loss).......   $   (129,428)  $    175,338    $    814,317    $   (294,935) $    128,689     $    2,982
                           ============   ============    ============    ============  ============     ==========
Other data:
Weighted average number
 of shares outstanding
 stock outstanding
 during period--Class
 A......................            200            200             200             195           180            155
Weighted average number
 of shares outstanding
 stock outstanding
 during period--Class
 B......................            501            --                1             --            --             --
Total properties owned
 at end of period.......            N/A            N/A             N/A             N/A           N/A            N/A
Earnings (loss) per
 share--Class A Common
 Stock..................   $       (582)  $        877    $      3,644    $     (1,512) $        715     $       19
Earnings (loss) per
 share--Class B Common
 Stock..................   $        (26)  $        --     $     81,432    $        --   $        --      $      --

                                                                                                          Inception
                                                                                                      (October 9, 1995
                                                                                  June 30,                 through
                            March 31,      March 31,      December 31,    --------------------------      June 30,
                               1999           1998            1998            1998          1997            1996)
                          -------------- -------------- ----------------- ------------  ------------  -----------------
Balance sheet data:       (unaudited)
Mortgages/notes
 receivable.............   $247,896,287   $227,941,495    $211,280,226    $374,482,298  $140,781,095     $6,011,478
Due from related party..   $  1,969,339   $        --     $  1,043,527    $          0  $          0     $  234,125
Total assets............   $264,700,433   $235,326,765    $223,936,076    $391,832,399  $146,311,547     $6,399,857
Total liabilities.......   $260,133,862   $230,930,978    $219,991,725    $388,108,046  $146,179,776     $6,396,775
Total equity............   $  4,566,571   $  4,395,787    $  3,944,351    $  3,724,353  $    131,771     $    3,082

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                   Property                                 Historical   Historical
                                  Acquisition                                  CNL          CNL       Combining
                     Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                         APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                     -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........   $12,184,008  $2,339,153(a)  $14,523,161  $     --      $     --     $     --    $       --
 Fees.............           --          --              --   2,307,364     1,391,466        8,137    (2,450,663)(b),(c)
 Interest and
 Other Income.....     2,214,763         --        2,214,763     47,213       129,362    5,233,919        62,068 (d)
                     -----------  ----------     -----------  ---------     ---------    ---------   -----------
  Total Revenue...    14,398,771   2,339,153      16,737,924  2,354,577     1,520,828    5,242,056    (2,388,595)
 Expenses:
 General and
 Administrative...     1,095,269         --        1,095,269  2,563,714     1,323,577       64,186      (377,734)(e)
 Management and
 Advisory Fees....       697,364         --          697,364        --            --       611,196    (1,308,560)(f)
 Fees to Related
 Parties..........           --          --              --      23,326       292,575          --       (292,786)(g)
 Interest
 Expense..........           --          --              --      50,730           --     4,769,268           --
 State Taxes......       235,208         --          235,208        --            --           --            --
 Depreciation--
 Other............           --          --              --      39,581        26,238          --            --
 Depreciation--
 Property.........     1,548,813     349,465(a)    1,898,278        --            --           --            --
 Amortization.....         7,368         --            7,368        --            --           --        506,712 (h)
 Transaction
 Costs............       125,926         --          125,926        --            --           --            --
                     -----------  ----------     -----------  ---------     ---------    ---------   -----------
  Total Expenses..     3,709,948     349,465       4,059,413  2,677,351     1,642,390    5,444,650    (1,472,368)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......    10,688,823   1,989,688      12,678,511   (322,774)     (121,562)    (202,594)     (916,227)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........        17,271         --           17,271        --            --           --            --
 Gain on Sale of
 Properties.......           --          --              --         --            --           --            --
 Provision For
 Loss on
 Properties.......      (215,797)        --         (215,797)       --            --           --            --
                     -----------  ----------     -----------  ---------     ---------    ---------   -----------
 Net Earnings
 (Losses) Before
 Benefit
 (Provision) for
 Federal Income
 Taxes............    10,490,297   1,989,688      12,479,985   (322,774)     (121,562)    (202,594)     (916,227)
 Benefit
 (Provision) for
 Federal Income
 Taxes............           --          --              --     127,496        48,017       73,166      (248,679)(i)
                     -----------  ----------     -----------  ---------     ---------    ---------   -----------
 Net
 Earnings(Losses)..  $10,490,297  $1,989,688     $12,479,985  $(195,278)    $ (73,545)   $(129,428)  $(1,164,906)
                     ===========  ==========     ===========  =========     =========    =========   ===========
 Earnings Per
 Share............   $      0.28         n/a             n/a        n/a           n/a          n/a           n/a
                     ===========  ==========     ===========  =========     =========    =========   ===========
 Book Value Per
 Share............   $     17.59         n/a             n/a        n/a           n/a          n/a           n/a
                     ===========  ==========     ===========  =========     =========    =========   ===========
 Dividends per
 share/unit.......   $      0.38         n/a             n/a        n/a           n/a          n/a           n/a
                     ===========  ==========     ===========  =========     =========    =========   ===========
 Weighted Average
 of Shares
 Outstanding
 During Period....    37,347,401         n/a      37,347,401        n/a           n/a          n/a     6,150,000
                     ===========  ==========     ===========  =========     =========    =========   ===========
                                  Historical   Acquisition
                      Combined      Income      Pro Forma           Adjusted
                         APF         Funds     Adjustments          Pro Forma
                     ------------ ------------ ------------------- --------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........   $14,523,161  $10,682,007  $  276,874 (j)      $25,482,042
 Fees.............     1,256,304          --     (277,876)(k)          978,428
 Interest and
 Other Income.....     7,687,325      335,689         --             8,023,014
                     ------------ ------------ ------------------- --------------
  Total Revenue...    23,466,790   11,017,696      (1,002)          34,483,484
 Expenses:
 General and
 Administrative...     4,669,012      835,255    (409,390)(l),(m)    5,094,877
 Management and
 Advisory Fees....           --        55,198     (55,198)(n)              --
 Fees to Related
 Parties..........        23,115          --          --                23,115
 Interest
 Expense..........     4,819,998          --          --             4,819,998
 State Taxes......       235,208      279,692     111,521 (o)          626,421
 Depreciation--
 Other............        65,819          --          --                65,819
 Depreciation--
 Property.........     1,898,278    1,395,730     510,725 (p)        3,804,733
 Amortization.....       514,080        7,737         --               521,817
 Transaction
 Costs............       125,926      530,427         --               656,353
                     ------------ ------------ ------------------- --------------
  Total Expenses..    12,351,436    3,104,039     157,658           15,613,133
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......    11,115,354    7,913,657    (158,660)          18,870,351
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........        17,271    1,131,714    (128,387)(q)        1,020,598
 Gain on Sale of
 Properties.......           --       738,775         --               738,775
 Provision For
 Loss on
 Properties.......      (215,797)     (60,882)        --              (276,679)
                     ------------ ------------ ------------------- --------------
 Net Earnings
 (Losses) Before
 Benefit
 (Provision) for
 Federal Income
 Taxes............    10,916,828    9,723,264    (287,047)          20,353,045
 Benefit
 (Provision) for
 Federal Income
 Taxes............           --           --          --                   --
                     ------------ ------------ ------------------- --------------
 Net
 Earnings(Losses)..  $10,916,828  $ 9,723,264  $ (287,047)         $20,353,045
                     ============ ============ =================== ==============
 Earnings Per
 Share............           n/a  $      0.10         n/a          $      0.29
                     ============ ============ =================== ==============
 Book Value Per
 Share............           n/a  $      4.52         n/a          $     17.74
                     ============ ============ =================== ==============
 Dividends per
 share/unit.......           n/a          n/a         n/a                  n/a
                     ============ ============ =================== ==============
 Weighted Average
 of Shares
 Outstanding
 During Period....    43,497,401          n/a  27,028,337           70,525,738(r)
                     ============ ============ =================== ==============

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                Property                                Historical    Historical
                               Acquisition                                 CNL           CNL       Combining
                   Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                      APF      Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                  ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........           513          29             542        n/a          n/a            n/a         n/a
Cash
distributions
declared .......  $ 14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000 ........  $        191         n/a             n/a        n/a          n/a            n/a         n/a
Ratio of
earnings to
fixed charges...        50.03x         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....  $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $       --
Mortgages/notes
receivable......  $ 41,269,740 $         0    $ 41,269,740 $      --    $      --    $247,896,287 $       --
Receivables,
net.............  $    548,862 $         0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)(y)
Investment
in/due from
joint ventures..  $  1,083,564 $         0    $  1,083,564 $      --    $      --    $        --  $       --
Total assets....  $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $35,630,176 (w)(y)(v1)
Total
liabilities.....  $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w)(x)
Total equity....  $657,085,021 $         0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $36,050,546 (x)(v1)
                                  Historical     Merger
                     Combined       Income     Pro Forma           Adjusted
                       APF          Funds     Adjustments         Pro Forma
                  -------------- ------------ ----------------- -----------------
Other data:
Total properties
owned at end of
period..........             542          574          n/a               1,116
Cash
distributions
declared .......             --  $ 11,629,500          n/a      $   22,295,067(s)
Cash
distributions
declared per
$10,000 ........             --  $        211          n/a      $          316(t)
Ratio of
earnings to
fixed charges...             n/a          n/a          n/a               5.08x
Balance sheet
data:
Real estate
assets, net.....  $  647,547,023 $364,782,582 $114,160,294 (v2) $1,126,489,899
Mortgages/notes
receivable......  $  289,166,027 $  4,414,245 $          0      $  293,580,272
Receivables,
net.............  $   14,969,032 $    621,342 $ (1,042,835)(v2) $   14,547,539
Investment
in/due from
joint ventures..  $    1,083,564 $ 50,891,342 $ 16,083,265 (v2) $   68,058,171
Total assets....  $1,057,213,498 $460,067,244 $ 95,162,423 (y)  $1,612,443,165
Total
liabilities.....  $  346,929,801 $ 15,705,758 $ (1,042,835)(y)  $  361,592,724
Total equity....  $  710,283,697 $444,361,486 $ 96,205,258 (v2) $1,250,850,441

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Income Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees from affiliates........................... $  (292,575)
       Secured equipment lease fees...............................     (26,127)
       Advisory fees..............................................     (63,393)
       Reimbursement of administrative costs......................    (182,125)
       Acquisition fees...........................................      (9,483)
       Underwriting fees..........................................        (211)
       Administrative, executive and guarantee fees...............    (290,036)
       Servicing fees.............................................    (257,767)
       Development fees...........................................     (14,678)
       Management fees............................................    (697,364)
                                                                   -----------
         Total.................................................... $(1,833,759)
                                                                   ===========

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in Note (c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income.................................................. $62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs............................. $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $  (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (v).

       Amortization of goodwill....................................... $506,712

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $276,874 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Funds as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Funds:

       Management fees.............................................. $ (55,198)
       Reimbursement of administrative costs........................  (222,678)
                                                                     ---------
                                                                     $(277,876)
                                                                     =========

  (l) Represents the elimination of $222,678 in administrative costs reimbursed by the Income Funds to the Advisor.

  (m) Represents savings of $186,712 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $55,198 in management fees by the Income Funds to the Advisor.

  (o) Represents additional state income taxes of $111,521 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through March 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Funds had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $510,725 as a result of adjusting the historical basis of the real estate wholly owned by the Income Funds to fair value as a result of accounting for the Acquisition of the Income Funds under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $128,387 as a result of adjusting the historical basis of the real estate owned by the Income Funds, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Funds under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Funds is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Funds using the purchase accounting method.

                                                CNL
                                             Financial
                                             Services
                                  Advisor      Group     Income Funds     Total
                                ----------- -----------  ------------  ------------
      Shares Offered..........    3,800,000   2,350,000  27,028,337.2  33,178,337.2
      Exchange Value..........  $        20 $        20  $         20  $         20
                                ----------- -----------  ------------  ------------
      Share Consideration.....  $76,000,000 $47,000,000  $540,566,744  $663,566,744
      Cash Consideration......          --          --      6,298,000     6,298,000
      APF Transaction Costs...    1,214,317     750,959     8,737,724    10,703,000
                                ----------- -----------  ------------  ------------
      Total Purchase Price....   77,214,317  47,750,959   555,602,468   680,567,744
                                =========== ===========  ============  ============
      Net Assets--Historical..    7,141,252  10,006,878   444,361,486   461,509,616
      Purchase Price
       Adjustments:
        Land and buildings on
         operating leases.....                             90,953,669    90,953,669
        Net investment in
         direct financing
         leases...............                             23,206,625    23,206,625
        Investment in joint
         ventures.............                             16,083,265    16,083,265
        Accrued rental
         income...............                            (18,227,192)  (18,227,192)
        Intangibles and other
         assets...............               (2,792,876)     (775,385)   (3,568,261)
        Goodwill*.............               40,536,957           --     40,536,957
        Excess purchase
         price................   70,073,065         --            --     70,073,065
                                ----------- -----------  ------------  ------------
        Total allocation......  $77,214,317 $47,750,959  $555,602,468  $680,567,744
                                =========== ===========  ============  ============

     * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

   The APF Transaction costs of $10,703,000 are allocated on a pro rata basis to each acquisition based on the total purchase price for the acquisition of the Advisor, the CNL Financial Services Group and the Income Funds. The excess purchase price paid for the Advisor to a related party of $70,073,065 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations." Goodwill of 40,536,957 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

1.Common Stock (CFA, CFS, CFC)--Class A.................       8,600
  Common Stock (CFA, CFS, CFC)--Class B.................       4,825
  APIC (CFA, CFS, CFC)..................................  13,857,645
  Retained Earnings.....................................   3,277,060
  Accumulated distributions in excess of earnings.......  70,073,065
  Goodwill for CFC (Intangible assets)..................  40,536,957
  CFC/CFS Org Costs/Other Assets........................               2,792,876
  Cash to pay APF transaction costs.....................               1,965,276
  APF Common Stock......................................                  61,500
  APF APIC..............................................             122,938,500
(To record acquisition of CFA, CFS and CFC)
2.Partners Capital...................................... 444,361,486
  Land and buildings on operating leases................  90,953,669
  Net investment in direct financing leases.............  23,206,625
  Investment in joint ventures..........................  16,083,265
  Deferred rental income................................           0
    Accrued rental income...............................              18,227,192
    Intangibles and other assets........................                 775,385
    Cash to pay APF Transaction costs...................               8,737,724
    Cash consideration to Income Funds..................               6,298,000
    APF Common Stock....................................                 270,283
    APF APIC............................................             540,296,461
(To record acquisition of Income Funds)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the agreement and plan of merger requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Funds of $1,042,835 in related party payables recorded as receivables by the Advisor.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Year Ended December 31, 1998

                                     Property                                  Historical   Historical
                                    Acquisition                                   CNL           CNL       Combining
                       Historical    Pro Forma                  Historical     Financial     Financial    Pro Forma
                           APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.     Adjustments
                       -----------  -----------    -----------  -----------  -------------- -----------  ------------
 Revenues:
 Rental and Earned
 Income...........     $33,129,661  $21,919,865(a) $55,049,526  $       --     $      --    $       --   $        --
 Fees.............             --           --             --    28,904,063     6,619,064       418,904   (32,715,768)(b,c)
 Interest and
 Other Income.....       9,057,376          --       9,057,376      145,016       574,078    22,238,311       207,144 (d)
                       -----------  -----------    -----------  -----------    ----------   -----------  ------------
  Total Revenue...     $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215  $(32,508,624)
 Expenses:
 General and
 Administrative
 Expenses.........       2,798,481          --       2,798,481    9,843,409     6,114,276     1,425,109    (4,241,719)(e)
 Management and
 Advisory Fees....       1,851,004          --       1,851,004          --            --      2,807,430    (4,658,434)(f)
 Fees to Related
 Parties..........             --           --             --     1,247,278     1,773,406           --     (2,161,897)(g)
 Interest
 Expense..........             --           --             --       148,415           --     21,350,174           --
 State Taxes......         548,320          --         548,320       19,126           --            --            --
 Depreciation--
 Other............             --           --             --       119,923        79,234           --            --
 Depreciation--
 Property.........       4,042,290    2,889,368(a)   6,931,658          --            --            --       (340,898)(r)
 Amortization.....          11,808          --          11,808       57,077           --         95,116     2,026,848 (h)
 Transaction
 Costs............         157,054          --         157,054          --            --            --            --
                       -----------  -----------    -----------  -----------    ----------   -----------  ------------
  Total Expenses..       9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829    (9,376,100)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, Gain
 on
 Securitization,
 Other Expenses
 and Provision for
 Losses on
 Properties.......     $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614) $(23,132,524)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........         (14,138)         --         (14,138)         --            --            --            --
 Gain on Sale of
 Properties.......             --           --             --           --            --            --            --
 Gain on
 Securitization...             --           --             --           --            --      3,694,351           --
 Other Expenses...             --           --             --           --            --            --            --
 Provision For
 Loss on
 Properties.......        (611,534)         --        (611,534)         --            --            --            --
                       -----------  -----------    -----------  -----------    ----------   -----------  ------------
 Net Earnings
 (Losses) Before
 Benefit
 (Provision) for
 Income Taxes.....      32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737   (23,132,524)
 Benefit/(Provision)
 for Federal
 Income Taxes.....             --           --             --    (6,957,472)      305,641      (246,603)    6,898,434 (i)
                       -----------  -----------    -----------  -----------    ----------   -----------  ------------
  Net Earnings
  (Losses)........     $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134  $(16,234,090)
                       ===========  ===========    ===========  ===========    ==========   ===========  ============
 Earnings Per
 Share............     $      1.21          n/a            n/a          n/a           n/a           n/a           n/a
                       ===========  ===========    ===========  ===========    ==========   ===========  ============
 Book Value Per
 Share............     $     17.70          n/a            n/a          n/a           n/a           n/a           n/a
                       ===========  ===========    ===========  ===========    ==========   ===========  ============
 Dividends per
 share/unit.......     $      1.52          n/a            n/a          n/a           n/a           n/a           n/a
                       ===========  ===========    ===========  ===========    ==========   ===========  ============
 Wtd. Avg. Shares
 Outstanding......      26,648,219    7,851,320     34,499,539          n/a           n/a           n/a     6,150,000
                       ===========  ===========    ===========  ===========    ==========   ===========  ============
 Other data:
 Total properties
 owned at end of
 period...........             409           96            505          n/a           n/a           n/a           n/a
 Cash
 distributions
 declared ........     $39,449,149          n/a            n/a          n/a           n/a           n/a           n/a
 Cash
 distributions
 declared
 per $10,000 .....     $       740          n/a            n/a          n/a           n/a           n/a           n/a
 Ratio of earnings
 to fixed
 charges..........          79.97x          n/a            n/a          n/a           n/a           n/a           n/a
                                    Historical   Acquisition
                        Combined      Income      Pro Forma          Adjusted
                           APF         Funds     Adjustments        Pro Forma
                       ------------ ------------ ----------------- ---------------
 Revenues:
 Rental and Earned
 Income...........     $55,049,526  $43,462,064  $1,107,494 (j)    $ 99,619,084
 Fees.............       3,226,263          --     (737,898)(k)       2,488,365
 Interest and
 Other Income.....      32,221,925    1,767,773         --           33,989,698
                       ------------ ------------ ----------------- ---------------
  Total Revenue...     $90,497,714  $45,229,837  $  369,596        $136,097,147
 Expenses:
 General and
 Administrative
 Expenses.........      15,939,556    3,261,776  (1,207,980)(l,m)    17,993,352
 Management and
 Advisory Fees....             --       226,177    (226,177)(n)             --
 Fees to Related
 Parties..........         858,787          --          --              858,787
 Interest
 Expense..........      21,498,589          --          --           21,498,589
 State Taxes......         567,446      227,933     168,127 (o)         963,506
 Depreciation--
 Other............         199,157          --          --              199,157
 Depreciation--
 Property.........       6,590,760    5,407,088   2,042,902 (p)      14,040,750
 Amortization.....       2,190,849      164,917         --            2,355,766
 Transaction
 Costs............         157,054      315,081         --              472,135
                       ------------ ------------ ----------------- ---------------
  Total Expenses..      48,002,198    9,602,972     776,872          58,382,042
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, Gain
 on
 Securitization,
 Other Expenses
 and Provision for
 Losses on
 Properties.......     $42,495,516  $35,626,865   $(407,276)       $ 77,715,105
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........         (14,138)   3,569,877    (513,548)(q)       3,042,191
 Gain on Sale of
 Properties.......             --     2,519,894         --            2,519,894
 Gain on
 Securitization...       3,694,351          --          --            3,694,351
 Other Expenses...             --       (45,150)        --              (45,150)
 Provision For
 Loss on
 Properties.......        (611,534)  (2,834,338)        --           (3,445,872)
                       ------------ ------------ ----------------- ---------------
 Net Earnings
 (Losses) Before
 Benefit
 (Provision) for
 Income Taxes.....      45,564,195   38,837,148    (920,824)         83,480,519
 Benefit/(Provision)
 for Federal
 Income Taxes.....             --           --          --                  --
                       ------------ ------------ ----------------- ---------------
  Net Earnings
  (Losses)........     $45,564,195  $38,837,148  $ (920,824)       $ 83,480,519
                       ============ ============ ================= ===============
 Earnings Per
 Share............             n/a  $      0.40         n/a        $       1.23
                       ============ ============ ================= ===============
 Book Value Per
 Share............             n/a  $      4.54         n/a        $      17.76
                       ============ ============ ================= ===============
 Dividends per
 share/unit.......             n/a          n/a         n/a                 n/a
                       ============ ============ ================= ===============
 Wtd. Avg. Shares
 Outstanding......      40,649,539          n/a  27,028,337          67,677,876(s)
                       ============ ============ ================= ===============
 Other data:
 Total properties
 owned at end of
 period...........             505          573         n/a               1,078
 Cash
 distributions
 declared ........             n/a  $53,610,357         n/a        $ 92,945,904(t)
 Cash
 distributions
 declared
 per $10,000 .....             n/a  $       975         n/a        $        937(u)
 Ratio of earnings
 to fixed
 charges..........             n/a          n/a         n/a               4.87x

(a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

(b) Represents the elimination of intercompany fees between APF, the Income Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees from affiliates.......................... $ (1,773,406)
       Secured equipment lease fees..............................      (54,998)
       Advisory fees.............................................     (305,030)
       Reimbursement of administrative costs.....................     (408,762)
       Acquisition fees..........................................  (21,794,386)
       Underwriting fees.........................................     (388,491)
       Administrative, executive and guarantee fees..............   (1,233,043)
       Servicing fees............................................   (1,570,331)
       Development fees..........................................     (229,153)
       Management fees...........................................   (1,851,004)
                                                                  ------------
         Total................................................... $(29,608,604)
                                                                  ============

(c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corporation. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

(d) Represents the amortization of the loan origination fees received by CNL Financial Services, Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in (c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income................................................. $207,144

(e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs........................... $(4,241,719)

(f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $(1,851,004)
       Administrative executive and guarantee fees................  (1,233,043)
       Servicing fees.............................................  (1,269,357)
       Advisory fees..............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

(g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

(h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in Note (v) above.

       Amortization of goodwill..................................... $2,026,848

(i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(j) Represents $1,107,494 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Funds as if the leases had been acquired on January 1, 1998.

(k) Represents the elimination of fees between the Advisor and the Income
    Funds:

       Management fees.............................................. $(226,177)
       Reimbursement of administrative costs........................  (511,721)
                                                                     ---------
                                                                     $(737,898)
                                                                     =========

(l) Represents the elimination of $511,721 in administrative costs reimbursed by the Income Funds to the Advisor.

(m) Represents savings of $696,259 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

(n) Represents the elimination of $226,177 in management fees by the Income Funds to the Advisor.

(o) Represents additional state income taxes of $168,127 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Funds had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

(p) Represents an increase in depreciation expense of $2,042,902 as a result of adjusting the historical basis of the real estate owned indirectly by the Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Funds to fair value as a result of accounting for the Acquisition of the Income Funds under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

(q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $513,548 as a result of adjusting the historical basis of the real estate owned by the Income Funds, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Funds under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Funds is being depreciated using the straight-line method over the remaining useful lives of the properties.

(r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see Note 4(II)(b) to the Notes and Management's Assumptions to Unaudited Pro Forma Financial Statements) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

(s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

(t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

(u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

                                  RISK FACTORS

   Before you decide how to vote on the Acquisition, you should be aware that there are various risks involved in the Acquisition, including those described below. In addition to the other information included in this consent solicitation, you should carefully consider the following material risk factors in determining whether to vote in favor of the Acquisition.

   We also caution you that this consent solicitation contains forward looking statements. Such statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "continue" or other similar words. Although we believe that APF's expectations reflected in such forward-looking statements are based on reasonable assumptions, such expectations may not prove to be correct. Important factors that could cause such actual results to differ materially from the expectations reflected in these forward-looking statements include those set forth below, as well as general economic, business and market conditions, changes in federal and local laws and regulations, costs or difficulties relating to the Acquisition and related transactions and increased competitive pressures.

        You may be subject to the following risks if you become an

                    APF stockholder in the Acquisition.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at amounts substantially less than the exchange value as a result of increased selling activity following issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have three material conflicts of interest in the Acquisition. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with the interests of the Limited Partners of the Income Funds or with their own positions as the general partners of the Income Funds. Second, assuming all of the Income Funds are acquired in the Acquisition, we will receive an aggregate of 138,150 APF Shares. For information on the number of APF Shares to be paid to us if your Income Fund is acquired, if any, please see the supplement relating to that Income Fund accompanying this consent solicitation. Finally, in the event that one or more Income Funds is not acquired, however, we, as the general partners of the Income Funds, may be required to pay all or a substantial portion of the Acquisition costs allocated to such Income Funds to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. When you consider the recommendation of Messrs. Seneff and Bourne, as the individual general partners of your Income Fund, keep in mind that their interests may differ significantly from your interests with respect to the Acquisition.

Existing stockholders will be diluted by the public offering.

   Concurrently with or shortly after the Acquisition, APF intends to engage in an underwritten public offering of APF Shares, if market conditions permit. This future sale of APF Shares could adversely affect the market price of the APF Shares. Based on the number of APF Shares outstanding at May 31, 1999 and assuming APF had acquired the CNL Restaurant Businesses and all of the Income Funds as of that date, APF will have 70,526,807 APF Shares outstanding. This amount already accounts for estimated expenses to be paid by the Income Funds in the Acquisition in the form of a reduction in the number of APF Shares paid to each Income Fund. Of such outstanding shares, 64,356,807 will be freely tradable in the open market, including any APF Shares you receive as a Limited Partner.

A majority vote of limited partners of Income Funds binds all limited partners.

   Each Income Fund will be acquired by APF if the Limited Partners of that Income Fund who hold a majority in interest of the outstanding units vote in favor of the Acquisition. Such approval will bind all of the Limited Partners in the Income Fund, including you or any other Limited Partners who voted against or abstained from voting with respect to the Acquisition.

Partners have no cash appraisal rights.

   If your Income Fund approves the Acquisition and you have voted "Against" it, and you do not wish to receive APF Shares, you will have the option to receive five year notes with interest at 7% per year instead, as your portion of the consideration received by your Income Fund. The amount of notes you will receive will be equal to 97% of your portion of the APF Share consideration that would have otherwise been paid to your Income Fund, based on the exchange value. There likely will be no public market for the notes, and, therefore, they may sell at prices substantially below their issuance price. As a holder of notes, you are likely to receive the full face amount of the notes only if you hold the notes to maturity, which is approximately five years after the Acquisition, if APF chooses to repay the notes prior to the maturity date in 2004, or to the extent that APF is required to prepay the notes in accordance with their terms. Because the notes are unsecured obligations of APF, they will be subordinate to all secured debt of APF. To illustrate what this means, if you assume that the Acquisition and the acquisition of the CNL Restaurant Businesses had been consummated on March 31, 1999 and that all of the Income Funds were acquired, then as of that date, APF would have had aggregate consolidated secured liabilities of approximately $227 million which APF would have to repay before repaying the notes.

The size of APF after Acquisition is uncertain.

   Although APF is currently an operating company which owns an interest in 1,113 restaurant properties, at the time that you and the other Limited Partners are asked to vote on the Acquisition, there will be several uncertainties in the transaction that will preclude you from making a complete evaluation of it, most importantly, which Income Funds will approve the Acquisition and be acquired by APF, and thus, which restaurant properties will be acquired by APF. Such uncertainties will affect the post-Acquisition size and scope of APF.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in one or more Income Funds, each of which has a fixed portfolio of restaurant properties in which you participate in the profits from the rental of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, assuming all of the Income Funds were acquired as of March 31, 1999, 1,087 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay. These risks are more fully discussed below under "--Real Estate/Business Risks."

   Also, an investment in APF may not outperform your investment in an Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale of the Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from payments on any notes, if you elect to receive the notes.

The loss of a significant tenant would adversely affect APF's income.

   S&A Properties Corporation accounted for 10% or more of APF's rental, earned and interest income for the quarter ended March 31, 1999. Assuming APF had acquired all of the Income Funds and the CNL Restaurant Businesses, such tenant would have accounted for 7.14% of APF's combined historical rental, earned and interest income for the quarter ended March 31, 1999. If S&A Properties Corporation were to default on its lease obligations or declare bankruptcy, APF may have significantly reduced rental, earned and interest income until it could lease the restaurant property or properties to a new tenant or tenants.

Tenants of two significant restaurant chains have filed for bankruptcy protection.

   In October 1998, tenants of 38 Boston Market restaurant properties owned by APF and the Income Funds filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As of May 31, 1999, 12 of these restaurant properties remain closed, one restaurant property has been sold, and APF continues to receive lease payments on the remaining 25 restaurant properties. For the quarter ended March 31, 1999 and assuming the acquisition of the CNL Restaurant Businesses and the Acquisition, Boston Market restaurant properties represented approximately 6.4% of APF's total rental, earned and interest income. In June 1998, the tenant of 36 Long John Silver's restaurant properties of the Income Funds filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As of May 31, 1999, seven of these restaurant properties remain closed, three restaurant properties have been sold, and APF continues to receive lease payments on the remaining 26 restaurant properties. For the quarter ended March 31, 1999 and assuming the Acquisition of all the Income Funds, Long John Silver's restaurant properties represented 1.0% of APF's total rental, earned and interest income.

APF would be required to pay termination fees in its interest rate swap contracts if it terminates such contracts early.

   The CNL Restaurant Financial Services Group has invested, and APF will continue to invest, in derivative financial securities and instruments for the sole purpose of providing protection against fluctuations in interest rates related to its borrowings. From the time that APF's fixed rate loans are originated until the time that they are sold through a securitization transaction, APF will hedge against fluctuations in interest rates through the use of derivative financial instruments. At March 31, 1999, the CNL Restaurant Financial Services Group had outstanding interest rate swap contracts having a principal amount of $171.4 million. Based on prevailing interest rates, the CNL Restaurant Financial Services Group would have paid approximately $700,000 if it had terminated the swap contracts at March 31, 1999. APF intends to terminate these agreements upon securitization of the fixed-rate mortgage loans, at which time both the gain or loss on the securitization and the gain or loss on the hedge will be measured and recognized.

   APF is subject to several risks associated with its derivative transactions, including credit risk, legal enforceability risk and basis risks. APF is exposed to credit loss in the event of nonperformance by the counterparties to the interest rate swap contracts. In order to minimize legal enforceability risk, APF and its counterparties, prior to any derivative transaction, enter into a written "master hedging agreement," as set forth by the International Swap Dealers Association, which sets forth the terms by which each counterparty is bound. Additionally, each derivative transaction is evidenced by a written trade confirmation. Basis risk exists if the factors affecting the value of the loans upon securitization differ materially from those affecting the value of the hedges at the time the hedges are terminated. APF believes that such a risk is substantially mitigated by entering into amortizing interest rate swaps which are valued based upon the yield curve through the maturity of the swap.

   Under current tax law, any payment received from derivatives used to hedge liabilities which were incurred to acquire real estate properties is considered as qualifying REIT income under the REIT tax requirements. To the extent a payment is received under a derivative used to hedge an asset, it will not constitute qualifying REIT income.

An increase in interest rates could adversely affect the price of APF Shares.

   Like the Income Funds, APF owns restaurant properties that are subject to long-term, triple-net leases. APF also makes mortgage loans on restaurant properties, typically at fixed rates of interest. Accordingly, the public valuation of APF Shares will likely be based on the earnings derived by APF from rental and mortgage income with respect to the restaurant properties and not from the underlying appraised value of the restaurant properties themselves. For instance, if interest rates are greater than the percentage return you receive on an APF Share, the price of an APF Share will likely decrease because potential investors may not be willing to invest in APF Shares that would yield less than the market rates on interest-bearing securities, such as bonds. As a result, interest rate fluctuations may affect the value of your APF Shares, assuming there is an active trading market in the APF Shares.

APF's officers and directors have more limited liability than we do as your Income Fund's general partners.

   As a stockholder of APF, you will have different rights and remedies against APF, its officers and directors than you have against us, as the general partners of your Income Fund. The Articles of Incorporation and bylaws of APF provide that an officer's or director's liability to APF, its stockholders or third parties for monetary damages may be limited as permitted under Maryland law. Under Maryland law, the Articles of Incorporation and bylaws, APF generally is obligated to indemnify its officers and directors for reasonable expenses that may be incurred in connection with their service to APF. This indemnification could limit the legal remedies available to APF, to you and to other stockholders of APF after the Acquisition against any officers or directors of APF.

As general partners, our fiduciary duties to you as Limited Partners may be greater than our fiduciary duties as directors of APF to you once you become APF stockholders.

   As the general partners of the Income Funds, we are accountable as fiduciaries to the Income Funds, and we owe each Income Fund and its Limited Partners a duty of loyalty and a duty of care and are required to exercise good faith and fair dealing in conducting the Income Funds' affairs. If your Income Fund is acquired by APF, James M. Seneff, Jr. and Robert A. Bourne will be members of the Board of Directors of APF. As directors of APF, their duty is to perform their job in good faith, in a manner that they reasonably believe to be in the best interests of APF and with the care of an ordinary prudent person in a like position. Generally, directors of APF who act in such a manner will not be liable to APF for monetary damages arising from their activities. Some courts have suggested that the duties of a general partner to the limited partners in a limited partnership is greater than the fiduciary duties owed by a director of a corporation to a stockholder. If this is the case, it is possible that the standard of care to which Messrs. Seneff and Bourne are held as directors of APF in which you are a stockholder will be lower than the standard of care to which they have been held as the general partners of the Income Fund.

Lawsuits have been filed against us and APF in connection with the Acquisition.

   Over the last several years, business reorganizations involving the combination of several partnerships into a single entity occasionally have given rise to investor lawsuits. These lawsuits have involved claims against the general partners of the partnerships being acquired, the partnerships themselves and related persons involved in the structuring of, or benefiting from, the conversion or reorganization, as well as claims against the surviving entity and its directors and officers. For example, Limited Partners of certain Income Funds have filed two lawsuits against us and APF alleging, among other things, breaches of our fiduciary duties in connection with the Acquisition and that APF aided and abetted us in breaching our fiduciary duty. Such lawsuits could delay the closing of the Acquisition or result in substantial damage claims against us, APF and the Operating Partnership. Each Income Fund is obligated to indemnify us for claims against us arising from our role as general partner other than to the extent we are guilty of negligence, fraud, misconduct or breach of fiduciary duty. Because the Operating Partnership will be acquiring the Income Funds through the Acquisition, APF and the Operating Partnership indirectly will be subject to the indemnification obligations of the Income Funds to us and any obligations of the Income Funds to pay damages to the extent not covered by any available insurance.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   In its acquisition of the CNL Restaurant Businesses, APF acquired the CNL Restaurant Financial Services Group, which consisted of two affiliated entities, CNL Financial Services, Inc. and CNL Financial Corp. Prior to its acquisition, this group made mortgage loans to operators of national and regional restaurant chains comparable to those who are currently tenants of APF.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions, interest rate fluctuations and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized as discussed below.

The retained subordinated interests and interest-only securities that APF holds in securitizations may not be recoverable under certain conditions.

   APF's retained subordinated interests in securitizations and interest-only securities may not be recoverable under certain conditions. In connection with the origination of loans that are subsequently sold through securitization transactions, APF may retain certain residual interests in cash flows generated by the securitization including certain interest-only certificates. Interest-only certificates represent amounts that are expected to become available if the interest on the underlying mortgages is in excess of amounts required to be paid to investors in the securitization transaction. APF's right to receive excess cash flows relating to these interest amounts and other principal based securities is subordinate to payments that are required to be made to third party investors in the securitization as well as other transaction related costs. APF records these subordinated investments and interest-only securities at amounts based on their estimated relative fair values. The ultimate realization of the recorded values depends on a variety of variables such as market interest rates, occurrences of defaults on the underlying mortgages and the level and timing of loan prepayments. In general, interest-only certificates are most severely affected by higher than expected levels of prepayments of mortgage loans, which can curtail or eliminate the expected excess interest cash flows. Because of the subordinated nature of this investment, APF's ability to recover both interest-only and residual classes of securities can be significantly affected by greater than expected loss rates in the loan portfolio and the resulting reduction in future cash flows from the portfolio. Finally, both of these types of investments are initially valued based on projected cash flows discounted at market yields. To the extent economic conditions change and the market demands higher yields for the types of cash flows represented by the securities, the ability to recover recorded amounts for residual certificates prior to their stated maturity may be significantly reduced.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999 and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 27.92%. If all of the Income Funds were acquired as of that date, APF's debt service ratio would have been 5.88x and its ratio of debt-to-total assets would have been 18.30%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may reduce the value of the notes held by former Limited Partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of any restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to:
(1) national, regional and local economic conditions (which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors), which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes (including income, service, real estate and other taxes) or mandatory employee benefits.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funds available for stockholder distribution.

   APF's management believes that it operates in a manner that enables APF to meet the requirements for qualification as a REIT for federal income tax purposes and will continue to operate in this manner. A REIT generally is not subject to federal taxes at the corporate level on income it distributes to its stockholders, as long as it distributes at least 95% of its taxable income to its stockholders annually. In addition, the REIT must meet certain asset tests at the end of each calendar quarter. APF has not requested, and does not plan to request, a ruling from the Internal Revenue Service, or IRS, that it qualifies as a REIT. It has received an opinion, however, from its tax counsel, Shaw Pittman, that it has met the requirements for qualification as a REIT for its taxable years ended through 1998 and that it is in a position to continue such qualification. Shaw Pittman's opinion is based upon representations made by APF regarding relevant factual matters, upon existing provisions of the Internal Revenue Code of 1986, as amended, applicable regulations issued under the Code, and reported administrative and judicial interpretations of the Code and regulations, upon Shaw Pittman's review of relevant documents and upon the assumption that APF will operate in the manner described in this consent solicitation.

   You should be aware, however, that opinions of counsel are not binding on the IRS or on any court. Furthermore, the conclusions stated in the opinions are conditioned on, and APF's continued qualification as a REIT will depend on, APF's management meeting various requirements which are discussed in more detail under the heading "Federal Income Tax Considerations--Taxation of APF" beginning on page 180.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

Certain of APF's leases of restaurants where APF does not own the underlying land may not be considered leases by the IRS, which could result in less favorable tax consequences.

   APF's tax counsel, Shaw Pittman, is of the opinion, based upon certain assumptions, that the majority of leases of restaurant properties where APF owns the underlying land constitute leases for federal income tax purposes. However, with respect to the restaurant properties where APF does not own the underlying land, Shaw Pittman is unable to render such an opinion. If the lease of a restaurant property does not constitute a lease for federal income tax purposes, it will be treated as a financing arrangement. In the opinion of Shaw Pittman, the income derived from such a financing arrangement would satisfy the 75% and the 95% gross income tests for REIT qualification because it would be considered to be interest on a loan secured by real property. Nevertheless, the recharacterization of a lease in this fashion may have an adverse effect on APF's ability to grow from internally generated funds. In this instance, APF would not be entitled to claim depreciation deductions with respect to such restaurant property. APF's inability to deduct depreciation expense would cause taxable income to increase by an amount equal to the disallowed depreciation deduction. Because the REIT tax rules require that 95% of all taxable income be distributed to stockholders, APF would be required to distribute cash that would otherwise be used to invest in additional restaurant properties and to make additional mortgage loans.

APF's secured equipment leases are not considered qualified real estate assets under the REIT rules, and, if APF has secured equipment leases in excess of certain percentages of its assets, it would violate the REIT rules.

   In order to qualify as a REIT, at least 75% of the value of APF's assets must consist of investments in real estate, investments in other REITs, cash and cash equivalents and government securities, which we refer to as qualified real estate assets. APF provides financing for furniture, fixtures and equipment used at the restaurant through leases or loans. This includes both kitchen and dining room fixtures and equipment. For federal income tax purposes, APF's secured equipment leases would not be considered qualified real estate assets. Therefore, the value of the secured equipment leases, together with any other property that is not considered a qualified real estate asset, must represent, in the aggregate, less than 25% of the value of APF's total assets.

   In addition, APF may not own securities in, or make loans to, any one company that is not a REIT which securities or loans have, in the aggregate, a value in excess of 5% of the value of APF's total assets. For federal income tax purposes, the secured equipment leases would be considered loans, and the value of the secured equipment leases entered into with any particular tenant under a lease or borrower under a mortgage loan must not represent in excess of 5% of the value of APF's total assets.

   The 25% and 5% tests are determined at the end of each calendar quarter. If at the end of any calendar quarter plus a 30-day cure period, APF fails to satisfy either test, it will cease to qualify as a REIT.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to make sufficient distributions and maintain its status as a REIT.

Limitations on share ownership required to maintain APF's REIT status may deter attractive tender offers for APF Shares.

   For the purposes of protecting its REIT status, APF's Articles of Incorporation limit the ownership by any single stockholder of any class of APF capital stock, including APF Shares, to 9.8% of the issued and outstanding equity securities. The Articles of Incorporation also prohibit anyone from buying shares if the purchase would result in APF losing its REIT status. For example, APF would lose its REIT status if it had fewer than 100 different stockholders or if five or fewer stockholders, applying certain broad attribution rules of the Code, owned 50% or more of the APF Shares. These restrictions may discourage a change in control of APF, deter any attractive tender offers for APF Shares or limit the opportunity for you or other stockholders to receive a premium for your APF Shares.

Pending REIT legislation could have an adverse effect on APF's ability to enter into securitization transactions involving non-mortgage loans.

   On April 28, 1999, the Real Estate Investment Trust Modernization Act was introduced in the House of Representatives by Representative William M. Thomas of California with the support of over half of the members of the House Ways and Means Committee. The same legislation was introduced in the Senate on May 14, 1999. If enacted, the proposed legislation would implement a number of changes to the Code's treatment of REITs.

   One of the provisions of this legislation would prohibit APF from holding securities possessing greater than 10% of the voting power or the value of any issuer. Because the term "securities" includes loans that are not secured by real property, APF would not be permitted to make loans with principal amounts exceeding 10% of the value of a borrower, unless the loans were secured by real property. This restriction would impact APF's ability to enter into securitization transactions involving non-mortgage loans. It would also require APF to dispose of any non-mortgage loans the principal amounts of which exceeded 10% of the value of their issuers, including, for this purpose, any equipment leases treated as loans for federal income tax purposes.

   It is not clear whether this legislation will be enacted and, if it is, which provisions will be included and what their effective dates will be. Additional proposals may be made by the Clinton Administration or by members of Congress. It is impossible to predict the nature of those proposals, whether they would be enacted, and their effect on APF. Furthermore, we cannot predict with certainty that the changes in legislation will not have a material adverse effect on APF.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

 There are also risk factors related to restaurant properties to which you will continue to be subject as an APF stockholder.

   If your Income Fund approves the Acquisition, you and the other Limited Partners will be subject to certain of the risks described above, to which you are not currently exposed as a Limited Partner of your Income Fund. The following risk factors describe the risks to which you, as a Limited Partner in an Income Fund, are already exposed, and to which you will continue to be exposed if your Income Fund approves the Acquisition.

APF may not be able to re-lease restaurant properties upon the expiration of leases.

   The leases of APF's existing restaurant properties expire on dates ranging from 2002 to 2022. Upon the expiration of a lease, APF may not be able to re-lease the related restaurant property at a comparable lease rate or without incurring additional expenses.

Many tenants have purchase rights and rights of first offer which may restrict APF's control over the sale of the restaurant properties.

   A number of the leases of the restaurant properties give the tenant the right to purchase the restaurant property from APF under certain conditions negotiated in the lease on a tenant-by-tenant basis. The price at which the tenant could make the purchase is generally the greater of APF's original cost plus a designated amount, or fair market value of the restaurant property based on an appraisal. Although APF would generally receive a price equal to fair market value of the restaurant property, this right to purchase may prevent APF from completely controlling the sale of those restaurant properties. Additionally, a number of the leases give the tenants of the restaurant properties the right to purchase the related restaurant property from APF on the same terms as an offer from a third party. Thus, in certain instances, even if APF receives an offer to purchase a restaurant property from an independent third party, it may not be able to sell the restaurant property freely without first offering the property to the tenant. This "right of first offer" presents another restriction on APF's control over the disposition of the restaurant properties.

The business of owning and developing real estate properties involves risks.

   Like your investment in the Income Funds, if you become a stockholder in APF, your investment will be subject to the risks of investing in real property. In general, a downturn in the national or local economy, changes in the zoning or tax laws or the availability of financing could affect the performance and value of the restaurant properties. In particular, since APF leases properties on which restaurant chains operate, you should be aware that several factors relating to the restaurant business could affect the value of such properties and the ability of the tenants to pay their rent. For instance, the increased costs of food products, increased costs of labor or a labor shortage, fuel shortages, quality of restaurant management, limited alternative uses for the buildings on the restaurant properties and changing consumer habits could all adversely affect the restaurant properties. Also, because real estate is relatively illiquid, APF may not be able to respond promptly to adverse economic or other conditions by varying its real estate holdings.

Compliance with various environmental laws could be costly to APF.

   Various federal, state and local laws subject property owners or operators to liability for the costs of removal or remediation of certain hazardous substances on a property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of hazardous substances. The presence of, or the failure to properly remediate hazardous substances may adversely affect the ability of tenants to operate restaurant chains and may hinder APF's ability to borrow against contaminated properties. Also, the presence of hazardous wastes on a property could result in personal injury or similar claims by private plaintiffs. We cannot be sure that future laws or regulations will not impose an unanticipated material environmental liability on any of the restaurant properties or that the tenants of the restaurant properties will not affect the environmental condition of the restaurant properties.

   The costs of complying with these environmental laws for APF's restaurant properties may adversely affect APF's operating costs and the value of the restaurant properties. In order to comply with the various environmental laws, APF has obtained satisfactory Phase I environmental site assessments or has environmental insurance in place for all of the restaurant properties owned by APF, and APF intends to do the same for all restaurant properties that it purchases in and following the Acquisition.

Trends in the restaurant industry could adversely affect the performance of the restaurant chains that lease from APF.

   The restaurant chains operated on the restaurant properties are generally within the fast-food, family-style or casual dining segments of the restaurant industry. Whether or not fast-food, family-style or casual dining restaurants are successful will depend largely on the restaurant operators' ability to adapt to trends in the restaurant industry, including greater competition among restaurants, the consolidation of fast-food chains, industry overbuilding, dining patterns, the introduction of new concepts and menu items, the availability of labor and general economic conditions. The success of a particular restaurant chain may affect the income that APF derives from its restaurant properties.

The failure rate of franchised restaurant chains may adversely affect APF's business.

   The chain restaurant business is highly competitive. The principal areas of competition for restaurant chains are segment, concept, product, price, value, quality, service and convenience. Increased competition among operators of national and regional restaurant chains could adversely affect income from a given restaurant chain, and such a decline in income could have an adverse affect on an operator's ability to make payments to APF under a lease or loan.

                 BACKGROUND OF AND REASONS FOR THE ACQUISITION

Background of the Income Funds

   Formation of the Income Funds. During the latter half of the 1980s and through the first half of the 1990s, we sponsored public offerings of 18 Florida limited partnerships, including the Income Funds, formed to acquire restaurant properties triple-net leased to restaurant chains. The Income Funds raised capital of $550 million in 16 registered public offerings and as of March 31, 1999 had more than 40,000 limited partners.

   The table below sets forth the number of restaurant properties owned, capital raised and distributions made, by each of the Income Funds since such Income Fund's inception through the quarter ending March 31, 1999:

                                                                                                  Total of
                                                                  Total                         Distributions
                                                              Distributions      Estimated      and Estimated
                                                                    to            Value of          Value
                        Total                                Limited Partners  APF Shares per   of APF Shares  Date of Last
                      Number of                  Aggregate     Per Average    Average $10,000    Combined per   Admission
                      Restaurant               Distributions $10,000 Limited  Original Limited Average $10,000 of Original
                      Properties Total Capital  to Limited   Partner Original     Partner      Limited Partner   Partners
Income Fund            Owned(1)     Raised       Partners       Investment     Investment(2)     Investment     (Mo./Yr.)
-----------           ---------- ------------- ------------- ---------------- ---------------- --------------- ------------
CNL Income Fund,
 Ltd................      17      $15,000,000   $19,614,771      $11,512          $ 7,613          $19,125       Dec. 1986
CNL Income Fund II,
 Ltd................      37       25,000,000    28,879,505       11,369            9,455           20,824       Aug. 1987
CNL Income Fund III,
 Ltd................      28       25,000,000    27,127,387       10,673            8,225           18,898       Apr. 1988
CNL Income Fund IV,
 Ltd................      38       30,000,000    29,441,711        9,647            8,779           18,426       Dec. 1988
CNL Income Fund V,
 Ltd................      23       25,000,000    24,106,567        9,509            8,100           17,609       Jun. 1989
CNL Income Fund VI,
 Ltd. ..............      42       35,000,000    29,591,726        8,244           10,429           18,673       Jan. 1990
CNL Income Fund VII,
 Ltd. ..............      40       30,000,000    23,552,625        7,710           10,439           18,149       Aug. 1990
CNL Income Fund
 VIII, Ltd. ........      36       35,000,000    26,972,143        7,509           11,261           18,770       Mar. 1991
CNL Income Fund IX,
 Ltd. ..............      40       35,000,000    23,848,092        6,677           10,351           17,028      Sept. 1991
CNL Income Fund X,
 Ltd. ..............      49       40,000,000    25,543,144        6,193           10,390           16,583       Apr. 1992
CNL Income Fund XI,
 Ltd. ..............      40       40,000,000    23,090,140        5,630           10,761           16,391       Oct. 1992
CNL Income Fund XII,
 Ltd. ..............      48       45,000,000    23,256,295        5,152           10,402           15,554       Apr. 1993
CNL Income Fund
 XIII, Ltd. ........      47       40,000,000    18,578,410        4,662            9,605           14,267      Sept. 1993
CNL Income Fund XIV,
 Ltd. ..............      57       45,000,000    18,776,580        4,160            9,479           13,639       Mar. 1994
CNL Income Fund XV,
 Ltd. ..............      50       40,000,000    14,765,947        3,801            9,229           13,030      Sept. 1994
CNL Income Fund XVI,
 Ltd. ..............      44       45,000,000    14,323,018        3,334            9,497           12,831       Jul. 1995

--------

(1) Includes restaurant properties owned through joint ventures or as tenants in common with affiliates of the Income Funds. Of the 574 total restaurant properties owned by the Income Funds as of March 31, 1999, 65 restaurant properties were owned through joint ventures or as tenants in common with affiliates of the Income Funds.

(2) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the exchange value.

Investment Objectives of Income Funds

   For CNL Income Fund, Ltd. through CNL Income Fund VI, Ltd., the primary investment objectives were to preserve, protect and enhance capital, while providing:

  . the potential for increased income and protection against inflation through participation in the growth and sales of fast-food restaurant properties;

  . the potential for capital appreciation through real estate ownership; and

  . partially tax-sheltered cash distributions commencing in the initial year of operation.

   For CNL Income Fund VII, Ltd. through CNL Income Fund XVI, Ltd., the primary investment objectives were to preserve, protect and enhance capital, while providing:

  . cash distributions in the initial year of each Income Fund's operations in amounts that exceed current taxable income because depreciation deductions attributable to the restaurant properties reduce taxable income even though depreciation is not a cash expenditure;

  . an anticipated minimum level of income through the long-term rental of restaurant properties to operators of national and regional restaurant chains;

  . percentage rent payments and, typically, automatic increases in the minimum annual rent; and

  . capital appreciation through the potential increase in the value of the restaurant properties.

   Substantially all of the net proceeds from the offerings of the units have been invested in real estate, except for amounts used as working capital. We believe that each Income Fund, including yours, has met its objectives of providing you and the other Limited Partners with increasing cash distributions from operations and preserving capital. We have not, however, previously sought to meet the Income Funds' investment objective of liquidating on favorable terms.

   With respect to each Income Fund, we have set forth in the following table the date of formation of the Income Fund, the original term of the Income Fund as set forth in the applicable partnership agreement and, the original anticipated holding period and the years remaining in such period as set forth in the original offering materials.

                                                                      Years
                                                        Original   Remaining in
                                                       Anticipated   Original
                             Legal Life of Partnership   Holding   Anticipated
                              Income Fund    Formed      Period      Holding
Income Fund                     (Years)     (Mo./Yr.)    (Years)      Period
-----------                  ------------- ----------- ----------- ------------
CNL Income Fund, Ltd. .....        40       Nov. 1985    7 to 15       0-1
CNL Income Fund II, Ltd. ..        40       Nov. 1986    7 to 15       0-2
CNL Income Fund III,
 Ltd. .....................        30       Jun. 1987    7 to 15       0-3
CNL Income Fund IV, Ltd. ..        30       Nov. 1987    7 to 15       0-3
CNL Income Fund V, Ltd. ...        30       Aug. 1988    7 to 12       0-1
CNL Income Fund VI, Ltd. ..        30       Aug. 1988    7 to 12       0-1
CNL Income Fund VII,
 Ltd. .....................        30       Aug. 1989    7 to 12       0-2
CNL Income Fund VIII,
 Ltd. .....................        30       Aug. 1989    7 to 12       0-2
CNL Income Fund IX, Ltd. ..        30       Apr. 1990    7 to 12       0-3
CNL Income Fund X, Ltd. ...        30       Apr. 1990    7 to 12       0-3
CNL Income Fund XI, Ltd. ..        40       Aug. 1991    7 to 12       0-4
CNL Income Fund XII,
 Ltd. .....................        40       Aug. 1991    7 to 12       0-4
CNL Income Fund XIII,
 Ltd. .....................        39      Sept. 1992    7 to 12       0-5
CNL Income Fund XIV,
 Ltd. .....................        39      Sept. 1992    7 to 12       0-5
CNL Income Fund XV, Ltd. ..        38      Sept. 1993    7 to 12       1-6
CNL Income Fund XVI,
 Ltd. .....................        38      Sept. 1993    7 to 12       1-6

Our Efforts to Liquidate the Income Funds

   Because, at their inception, we expected your Income Fund and the other Income Funds to hold their investments for a number of years after their formation, we, as the general partners of the Income Funds, did not make any efforts to sell the restaurant properties in the early years of the Income Funds' existence. Instead, we concentrated our initial efforts on making suitable investments for the Income Funds, consistent with the Income Funds' investment policies and restrictions, and managing the restaurant properties efficiently in order to maximize the cash flow from the restaurant properties. As the contemplated period for liquidation of the restaurant properties approached, we began to explore the feasibility of selling the restaurant properties. We focused on those Income Funds that had less than three years remaining in their respective original anticipated holding period, CNL Income Fund, Ltd through CNL Income Fund X, Ltd.

   Since 1995, we have considered a variety of alternative approaches to liquidating the Income Funds that have entered into their anticipated time frame for liquidation. Throughout this period, we also considered the possibility of selling individual restaurant properties to third parties. While some Income Funds have sold restaurant properties, we concluded that the process of selling the restaurant properties individually would take an extended period of time and that some of the restaurant properties might be difficult to sell at fair prices. If we chose to sell the restaurant properties individually, the Income Funds would continue to be responsible for all the costs of maintaining the Income Funds as public companies during that process, including accounting and SEC reporting requirements and other administrative costs. We believe that the cost of operating the Income Funds over the time period necessary to sell the restaurant properties individually would ultimately reduce the net proceeds to you and the other Limited Partners.

   From May 1992 through March 31, 1999, the Income Funds have sold 104 restaurant properties for total consideration of approximately $84.2 million. These sales were made in connection with the exercise of tenant purchase options and other opportunities deemed by us to be advantageous for a particular Income Fund.

   We also considered the alternative of selling the entire portfolio of restaurant properties for a given Income Fund in either a bulk sale to an unaffiliated third party or in an orderly liquidation. This alternative was not pursued because we concluded that APF's offer would maximize the returns on your investment for the following reasons:

  . APF is a full-service real estate investment trust, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis, and it also provides the value-added services of mortgage financing, site selection, real estate development and asset management for operators of national and regional restaurant chains;

  . APF, through its acquisition of the Advisor, is most familiar with the characteristics of the Income Funds and their operations and is in the best position to value accurately each Income Fund's restaurant property portfolio;

  . prior to listing on the NYSE, it is APF's strategy to increase substantially the size of its portfolio of restaurant properties through acquiring portfolios of restaurant properties similar to those owned by the Income Funds; and

  . in our view, liquidation of the restaurant properties would be premature and could result in various adverse consequences. Specifically, we believe that (1) the liquidation valuation provided by Valuation Associates shows that the liquidation values of the Income Funds are lower than the value of the APF Shares, based on the exchange value, to be paid to the Income Funds in the Acquisition and (2) an aggressive bulk sale of individual restaurant properties could result in significant discounts from appraised values while a gradual liquidation likely would involve higher administrative costs and greater uncertainty, either of which would reduce the portion of net sales proceeds available for distribution to you.

Chronology of the Acquisition

   In December 1997, APF's management, which includes Messrs. Seneff and Bourne, each of whom is a general partner of the Income Funds, CNL Income Fund XVII, Ltd., CNL Income Fund XVIII, Ltd., and the CNL Income and Growth Funds began exploring the following strategic alternatives designed to increase APF's stockholder value:

  . continuing to operate APF in its ordinary course of business and consistent with past practice;

  . considering whether APF should be acquired by a publicly-traded or private company;

  . selling APF's entire real estate portfolio and subsequently liquidating;

  . acquiring large real estate portfolios, including the Income Funds, CNL
    Income Funds XVII and XVIII and eight CNL Income & Growth Funds, which we refer to as the Growth Funds, and other affiliated entities which have comparable properties leased on a triple-net basis;

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  . listing APF's stock on a national stock exchange or on an automated quotation system, and if so, when such listing should take place;

  . becoming internally advised (1) by acquiring the Advisor, (2) by acquiring an unaffiliated third-party advisor, (3) by hiring the current management of the Advisor or (4) by hiring new management;

  . acquiring the CNL Restaurant Financial Services Group;

  . acquiring CNL Advisory Services, Inc., an affiliate of the Advisor that performs investment advisory services;

  . acquiring CNL Restaurant Development, Inc., an affiliate of the Advisor, which provides real estate development services on behalf of the Advisor; and

  . engaging in an underwritten public offering of its common stock subject to favorable market conditions concurrently with or shortly after APF lists its stocks on an exchange or on an automated quotation system.

   During the week of February 9, 1998, APF interviewed four prominent New York investment banking firms to advise APF regarding the possible implementation of one or more of the strategic alternatives.

   During the week of February 16, 1998, APF interviewed four law firms, including Shaw Pittman, to advise APF regarding the legal consequences of implementing one or more of the strategic alternatives.

   In early April 1998, APF's Board of Directors selected Shaw Pittman to represent APF in the implementation of one or more of the strategic alternatives, and APF's management narrowed the list of investment banking firms that would potentially represent APF in the implementation of any strategic alternative to two, Merrill Lynch and Salomon Smith Barney Inc.

   On April 15, 1998, members of APF's management and representatives of Shaw Pittman met to discuss the structuring of particular strategic alternatives and the time tables necessary to implement such strategic alternatives.

   On May 4, 1998, APF's Board of Directors decided to evaluate the implementation of one or more of the strategic alternatives. In addition to the members of the Board, representatives of Shaw Pittman were present at the meeting. Upon completion of the Board's discussion regarding the expansion of APF's business operations, the Board established a Special Committee of the Board of Directors to consider the implementation of any strategic alternative. The Special Committee consisted of Mr. G. Richard Hostetter, Dr. Richard C. Huseman and Mr. J. Joseph Kruse, each being an independent member of APF's Board of Directors having no financial interest in the implementation of any strategic alternative.

   On May 4, 1998, the Special Committee met for the first time. In addition to the members of the Special Committee, representatives of Shaw Pittman, Merrill Lynch and Salomon Smith Barney were present at the meeting. The Special Committee heard presentations from representatives of Merrill Lynch and Salomon Smith Barney regarding their qualifications to advise the Special Committee on the merits of implementing one or more of the strategic alternatives. In addition to the oral presentations made by Merrill Lynch and Salomon Smith Barney, the Special Committee reviewed the written presentations prepared by the two other investment banking firms that APF's management had interviewed during the week of February 9.

   Upon hearing the oral presentations of Merrill Lynch and Salomon Smith Barney and reviewing the written presentations of two other investment banking firms, the Special Committee determined that it was in the best interests of APF to select Merrill Lynch and Salomon Smith Barney as their financial advisors for the purposes of determining whether to implement one or more of the strategic alternatives.

   On May 20, 1998, representatives of APF's management, including Mr. Bourne, Shaw Pittman, Merrill Lynch, Salomon Smith Barney and Rogers & Wells, counsel to Merrill Lynch and Salomon Smith Barney, met

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to discuss the various strategic alternatives and the time frames for implementation of any of the strategic alternatives. Representatives at the meeting discussed extensively the structure of APF's potential acquisition of the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds, with particular emphasis on the tax considerations to the limited partners of those funds. The three structures that were discussed at length are summarized as follows:

  . Tax-Free OP Unit Structure. This structure would involve acquiring the
    Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds by exchanging units of limited partnership interest in the Operating Partnership for units of limited partnership in the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds. A transaction structured in this manner would be tax free to the limited partners of the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds and the former limited partners would become limited partners of the Operating Partnership. The units of limited partnership of the Operating Partnership would be convertible on a one-for-one basis into APF Shares.

  . Taxable Stock Structure. This structure would involve acquiring the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds through the issuance of APF Shares. A transaction structured in this manner would be taxable to the limited partners of the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds.

  . Tax-Free NewCo Structure. This structure would involve forming a new company and combining APF, the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds into the new company in exchange for shares of common stock of the new company. A transaction structured in this manner could be tax free to the limited partners of the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds but would require that, immediately following the Acquisition, the limited partners own at least 80% of the total combined voting power of all classes of APF voting stock and at least 80% of the total number of APF Shares and that APF obtain a private letter ruling from the IRS regarding the tax-free nature of the transaction.

   On June 10, 1998, the Special Committee met for the second time. In addition to the members of the Special Committee, representatives of APF management, Shaw Pittman, Merrill Lynch, Salomon Smith Barney and Rogers & Wells were present at the meeting. The primary purpose of the meeting was to obtain an update from Merrill Lynch and Salomon Smith Barney regarding their evaluation of and recommendation to implement the strategic alternatives. Representatives of Merrill Lynch and Salomon Smith Barney stated that they had completed their due diligence of APF, the Income Funds, CNL Income Funds XVII and XVIII and Growth Funds, but that they were not in the position to provide a recommendation as to the implementation of any strategic alternative for APF.

   On July 8, 1998, the Special Committee met for the third time by telephone. In addition to the members of the Special Committee, present by telephone at the meeting were representatives of APF management, Shaw Pittman, Merrill Lynch, Salomon Smith Barney and Rogers & Wells. The primary purpose of the meeting was to obtain an update from Merrill Lynch and Salomon Smith Barney regarding their evaluation of and recommendation to implement one or more of the strategic alternatives. Merrill Lynch and Salomon Smith Barney stated that they would be in a position by July 17th to present their analysis and conclusions of the strategic alternatives to the Special Committee.

   On July 17, 1998, the Special Committee met for the fourth time. In addition to the members of the Special Committee, representatives of APF's management, including Messrs. Seneff and Bourne, Shaw Pittman, Merrill Lynch and Salomon Smith Barney were present at the meeting. Merrill Lynch and Salomon Smith Barney presented their analysis of the strategic alternatives which included the advantages and disadvantages of each strategic alternative and the methodologies employed to evaluate the strategic alternatives. After a lengthy discussion among the members of the Special Committee and representatives of Merrill Lynch and Salomon Smith Barney, Merrill Lynch and Salomon Smith Barney concluded that acquiring the Income Funds, CNL Income Funds XVII and XVIII and Growth Funds, acquiring the CNL Restaurant

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


Businesses and listing the APF Shares were the strategic alternatives most likely to maximize APF stockholder value. Mr. Hostetter, the Chairman of the Special Committee, suggested that the members of the Special Committee further consider Merrill Lynch's and Salomon Smith Barney's evaluation of the strategic alternatives and that the Special Committee reconvene on July 20.

   On July 20, 1998, the Special Committee met for the fifth time by telephone. Representatives of Shaw Pittman participated by telephone. After discussing the Merrill Lynch and Salomon Smith Barney recommendation, the Special Committee unanimously concluded that the best means to maximize stockholder value would be for APF to:

  . significantly increase its size by acquiring from affiliates of the Advisor, including the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds, portfolios of properties similar to those currently held by APF;

  . become internally advised and acquire internal real estate development capability by acquiring the Advisor;

  . expand its mortgage lending capabilities and develop securitization capabilities by acquiring the CNL Restaurant Financial Services Group; and

  . list APF's common stock on a national stock exchange, if market conditions are favorable.

   On July 24, 1998, the Special Committee presented its findings to APF's full Board of Directors and recommended that APF implement the selected strategic alternatives approved by the Special Committee at the July 20th meeting. Further, the Special Committee recommended that the Board evaluate the feasibility of engaging in an underwritten public offering of APF Shares concurrently with listing. After substantial discussion among the members of the Board, the Board of Directors unanimously recommended that APF implement the strategic alternatives. In addition, the Board unanimously recommended that Merrill Lynch be retained by the Special Committee APF to provide a fairness opinion to the Special Committee of APF that the consideration to be paid by APF in connection with the implementation of any applicable strategic alternative would be fair to APF from a financial point of view.

   During the week of September 7, 1998, representatives of APF management, Merrill Lynch, Salomon Smith Barney, Shaw Pittman, Rogers & Wells and PricewaterhouseCoopers LLP, APF's independent accountants, gathered for a two-day meeting to discuss the implementation of the selected strategic alternatives. During the first day of meetings, the primary focus emphasized the manner in which the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds could be acquired. The principal structures discussed were the Tax-Free OP Unit Structure, the Taxable Stock Structure and the Tax-Free NewCo Structure each of which are described above in the description of the May 20th meeting.

   With respect to the Tax-Free OP Unit Structure, the representatives at the meeting discussed at length the benefits of providing the limited partners of the Income Funds, CNL Income Funds XVII and XVIII and Growth Funds with a tax efficient transaction. However, because the number of limited partners of the Operating Partnership would likely exceed 100, and their partnership interests would be convertible into stock traded on an established securities market, the Operating Partnership would be deemed a "publicly-traded partnership" which would result in the imposition of additional restrictions on the manner in which APF could operate its business. Representatives of Shaw Pittman were particularly concerned that APF may lose its ability to qualify as a REIT in the event that one or more of the restrictions imposed was violated. In addition, the fact that the Operating Partnership would have greater than 500 limited partners would impose additional reporting requirements under the SEC rules and would result in a loss of certain operating efficiencies that APF was attempting to achieve as a result of the proposed Acquisition. While APF and its counsel could meet the SEC's reporting requirements, the representatives of APF viewed the administrative burdens of compliance negatively, because in addition to complying with the SEC rules, APF would have the additional expense of providing IRS Forms K-1 to the limited partners of the Operating Partnership. The representatives of Shaw Pittman also noted that, based on information from APF's management, the taxes that would likely be incurred by the Limited

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Partners of the Income Funds and CNL Income Funds XVII and XVIII if the Taxable
Stock Structure were used would not be substantial, particularly since a number of the limited partners were tax-exempt entities. Finally, representatives of Merrill Lynch and Salomon Smith Barney expressed concerns that having a large number of Operating Partnership unit holders may have an adverse impact on the APF Shares as a result of APF Shares flooding the market once the Acquisition closes, if the holders of Operating Partnership units convert their units into APF Shares. The underwriters noted that, in order to protect against this "overhang" concern, companies generally prevent holders of units of operating partnerships from converting for a period of time, typically one year, for the purpose of allowing the market to stabilize. Members of APF's management expressed concern that a lock-up period would not be viewed favorably by the limited partners of the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds.

   With respect to the Tax-Free NewCo Structure, representatives at the meeting discussed at length the ability to obtain a favorable private letter ruling from the IRS regarding the tax-free treatment of Tax-Free NewCo Structure and the delay that would be caused in the event that the IRS ruled against tax-free treatment or failed to provide a ruling in a timely manner. Representatives of Shaw Pittman believed that the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Growth Funds for various technical reasons reduced, but did not eliminate, the likelihood of receiving a favorable ruling. Additionally, the representatives of Shaw Pittman noted, based on information from APF's management, that the taxes to be imposed if the Taxable Stock Structure were used, would not be substantial for the Limited Partners of the Income Funds and CNL Income Funds XVII and XVIII, particularly since a number of the Limited Partners were tax-exempt entities. Overall, while Shaw Pittman viewed favorably the ability of APF to accomplish the Tax-Free NewCo Structure in a tax efficient manner for the limited partners of the Income Funds and the Growth Funds, the potential delay that might be incurred as a result of seeking a favorable ruling from the IRS and the complexity of describing the Tax-Free NewCo Structure was viewed negatively by Shaw Pittman and the other representatives at the meeting.

   With respect to the Taxable Stock Structure, the representatives at the meeting weighed the disadvantages of structuring the transaction as a taxable transaction for the limited partners. In evaluating the tax consequences to the limited partners, members of APF's management remarked that the taxable gain that would be recognized by the limited partners would not be significant for limited partners in most of the Income Funds and CNL Income Funds XVII and XVIII and that a substantial number of limited partners in the Income Funds and CNL Income Funds XVII and XVIII would incur no taxable gain because of their status as a tax-exempt entity. In addition, members of APF's management discussed the fact that a former limited partner would have the immediate opportunity to sell the APF Shares that he, she or it received on the open market in order to pay his, her or its tax liability, if the tax circumstances necessitated such a sale. The primary benefit discussed by the group was that the transaction was straightforward and immediately created a larger stockholder base in the APF Shares. In addition, members of APF's management noted that if the tax consequences were too severe for a particular Income Fund, including CNL Income Funds XVII and XVIII, or Growth Fund, the limited partners had the option of rejecting the proposed Acquisition. Finally, members of APF's management noted that the acquisition costs and the future reporting costs of APF in structuring the transaction as a Taxable Stock Structure would be less and therefore in the best interests of APF's existing stockholders.

   After the discussions of the advantages and disadvantages of each possible structure for the Acquisition, the representatives of APF selected the Taxable Stock Structure, which is the structure of the Acquisition.

   The remaining portions of the meetings during the week of September 7, 1998 dealt primarily with valuation techniques and methodologies of the Income Funds and the CNL Restaurant Businesses and the timelines and responsibilities of each of the representatives.

   On November 6, 1998, the members of the Special Committee met telephonically to discuss with members of APF's management and their legal counsel the status of determining the prices to be paid to the CNL Restaurant Businesses, the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds in connection with the Acquisition. In addition, Shaw Pittman provided to the members of the Special Committee

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


an oral summary of all significant matters regarding the progress of the transactions, including the SEC review process, the documentation necessary to get the transactions approved and completed, and a range of timelines regarding when the Acquisition and the acquisition of the CNL Restaurant Businesses would be concluded.

   On November 16, 1998, the members of the Special Committee, members of APF's management, Merrill Lynch and Salomon Smith Barney met, some in Orlando and some telephonically, to discuss the status of determining the prices to be paid to the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds in connection with the Acquisition and the methodologies utilized in determining the prices to be paid.

   During the week of November 23, 1998, representatives of APF management, Merrill Lynch, Salomon Smith Barney, Shaw Pittman and PricewaterhouseCoopers gathered for a two-day meeting. The primary purpose of the meeting was to provide APF's legal, accounting and financial advisors with an overview, operational as well as financial, of the Advisor, the CNL Restaurant Financial Services Group, the Income Funds, CNL Income Funds XVII and XVIII and the Growth Funds.

   On December 1, 1998, representatives of APF, Shaw Pittman, Merrill Lynch and Salomon Smith Barney discussed the viability of acquiring the Growth Funds. Because the Growth Funds produce income that would not be considered qualified REIT income and therefore could restrict APF's ability to qualify as a REIT, the inclusion of the Growth Funds in the Acquisition created additional complexities for APF. These complexities affected APF's ability to value the Growth Funds because, for federal tax purposes, certain assets of the Growth Funds would have to be held in entities that APF did not control and that were subject to federal corporate income tax. The inability imposed on APF to control these entities had a negative impact on APF's valuation of the Growth Funds. In addition, the costs of acquiring the Growth Funds were significantly greater than those of the Income Funds and CNL Income Funds XVII and XVIII because APF would have to remove the assets that did not generate qualified REIT income out of the Growth Funds for inclusion in the entities not controlled by APF.

   After considering the negative tax consequences to the limited partners of the Growth Funds as a result of utilizing the Taxable Stock Structure, the reduced valuation of the Growth Funds as a result of the necessity of placing assets that would not generate good REIT income in entities not controlled by APF and the additional costs to APF of removing the assets out of the Growth Funds for inclusion in the entities not controlled by APF, the representatives of APF concluded that it would be in the best interests of APF's stockholders not to pursue the acquisition of the Growth Funds at this time.

   Following the decision to exclude the Growth Funds from the Acquisition, representatives of Merrill Lynch and Salomon Smith Barney presented their valuations of the Advisor, the CNL Restaurant Financial Services Group, the Income Funds and CNL Income Funds XVII and XVIII to the members of the Special Committee and the full Board. At such time, the members of the Special Committee unanimously recommended to the full Board that the Board approve the Acquisition and that the consideration payable to the Income Funds and CNL Income Funds XVII and XVIII be $600,000,000 or 30,000,000 APF Shares, based on the exchange value. The members of the full Board unanimously approved the Special Committee's recommendation.

   On December 1, 1998, APF presented us with its offer to acquire the Income Funds and CNL Income Funds XVII and XVIII for an aggregate of 30,000,000 APF Shares which APF valued at $600,000,000, based on the exchange value.

   On January 27, 1999, the Special Committee of the Board of Directors received a counter-offer from us proposing an increase in the consideration payable to the Income Funds and CNL Income Funds XVII and XVIII from $600,000,000 to $610,000,000, or from 30,000,000 APF Shares to 30,500,000 APF
Shares based on the exchange value. After discussing the proposed counter-offer, the Special Committee unanimously agreed to accept our counter-proposal, provided that the fairness opinion from Merrill Lynch to be presented at the February 10, 1999 meeting of the Special Committee of the Board of Directors supported the Special Committee's acceptance of the counter-offer of the consideration to be paid to the Income Funds and CNL Income Funds XVII and XVIII and the Advisor based on the exchange value.

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


   On February 10, 1999, Merrill Lynch provided an oral and written fairness opinion to the Special Committee stating that the aggregate consideration to be paid by APF for the Acquisition of the Income Funds and CNL Income Funds XVII and XVIII was fair to APF from a financial point of view.

   On March 11, 1999, APF entered into definitive acquisition agreements with each Income Fund, each of CNL Income Funds XVII and XVIII, the Advisor and the CNL Restaurant Financial Services Group.

   On March 12, 1999, APF filed a Registration Statement on Form S-4 with the SEC registering the APF Shares to be offered to the Limited Partners of the Income Funds and CNL Income Funds XVII and XVIII.

   On April 22, 1999, APF and Shaw Pittman received comments on the Registration Statement on Form S-4 from the SEC.

   On May 5, 1999, four limited partners in several Income Funds filed a lawsuit, Jon Hale, Mary J. Hewitt, Charles A. Hewitt, and Gretchen M. Hewitt v. James M. Seneff, Jr., Robert A. Bourne, CNL Realty Corporation, and CNL American Properties Fund, Inc., Case No. CIO-99-0003561, in the Circuit Court of the Ninth Judicial Circuit of Orange County, Florida, alleging that the Messrs. Seneff and Bourne and CNL Realty Corporation, as general partners of the Income Funds and CNL Income Funds XVII and XVIII, breached their fiduciary duties and violated the provisions of certain of the partnership agreements of the Income Funds and CNL Income Funds XVII and XVIII in connection with the proposed Acquisition. The plaintiffs are seeking unspecified damages. In addition, the plaintiffs are seeking equitable relief that would enjoin the proposed Acquisition.

   On May 11, 1999, APF was served with a copy of the complaint for the lawsuit.

   On May 13, 1999, APF retained Shaw Pittman to represent its interests in the recently filed lawsuit.

   On May 19, 1999, representatives of APF's management, Shaw Pittman and we, as general partners of the Income Funds, met to discuss concerns regarding the proposed Acquisition. We had received a number of comments from brokers who sold CNL Income Funds XVII and XVIII. The primary comments concerned the loss of passive income treatment in the event that CNL Income Funds XVII and XVIII were acquired in the Acquisition. While it was acknowledged that limited partners in the Income Funds and CNL Income Funds XVII and XVIII would lose passive income treatment, the limited partners in CNL Income Funds XVII and XVIII who purchased their interests in these Income Funds had the option of acquiring APF Shares at the time of their investment but instead elected to invest in CNL Income Funds XVII and XVIII. Because of these comments, we discussed the possibility of potentially restructuring the Acquisition in a manner to permit the limited partners in CNL Income Funds XVII and XVIII to retain passive income treatment. In light of our observations, representatives of APF expressed two primary concerns. First, they were concerned about the impact of alienating the limited partners in these two CNL Income Funds. Specifically, they discussed the impact on their ability to acquire the other 16 Income Funds, since certain limited partners in CNL Income Funds XVII and XVIII were also limited partners in other Income Funds. Second, they were concerned that treating CNL Income Funds XVII and XVIII differently may also have a negative impact on acquiring the other 16 Income Funds, including significantly delaying the SEC's review process.

   Representatives of APF asked representatives of Shaw Pittman to outline the different alternatives. Representatives of Shaw Pittman noted three alternatives:

  . Alternative One: Leave the structure of the Acquisition unchanged.
    Representatives of Shaw Pittman stated that in order for any Income Fund to be acquired, holders of greater than 50% of the outstanding partnership units had to approve the transaction. Therefore, there was no assurance that either CNL Income Fund XVII or XVIII would be acquired. Messrs. Seneff and Bourne acknowledged that a majority vote was required. However, they also noted that because a large number of limited partners

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


   are tax exempt entities, their vote for or against the Acquisition would not be affected by the availability of passive treatment.

  . Alternative Two: Leave CNL Income Funds XVII and XVIII out of the
    Acquisition. Representatives of Shaw Pittman stated that leaving Income Funds XVII and XVIII out of the Acquisition would potentially satisfy the concerns of both the general partners and APF.

  . Alternative Three: Do an exchange offer for CNL Income Funds XVII and
    XVIII instead of the Acquisition. Representatives of Shaw Pittman noted that an exchange offer would permit limited partners who desire to remain limited partners of CNL Income Funds XVII and XVIII to retain their interests in CNL Income Funds XVII and XVIII while permitting other limited partners to elect to receive APF Shares. The Operating Partnership would become a limited partner of CNL Income Funds XVII and XVIII and the remaining limited partners would receive distributions based solely on the operations of the restaurant properties remaining in CNL Income Funds XVII and XVIII. In effect, CNL Income Funds XVII and XVIII would continue to exist. Representatives of Shaw Pittman noted, however, that APF would not achieve the operating efficiencies it desired from acquiring all of the CNL Income Funds, including CNL Income Funds XVII and XVIII, that it would not be able to leverage the portfolios in these CNL Income Funds XVII and XVIII and that the change in structure may result in a delay in the SEC review process.

   APF deferred to a later date a decision to implement one of the alternatives discussed above or any other alternative.

   We then proceeded to discuss the consideration that would go to dissenting Limited Partners. At the time of this meeting, APF had offered dissenting Limited Partners the right to elect a form of cash/notes option. This option permitted a dissenting Limited Partner the right to receive their proportion of the consideration based on the liquidation value determined by Valuation Associates in the form of 10% cash and 90% notes. The notes were to pay interest at a rate equal to 120% of the applicable federal rate. We had also received comments that the notes were not as favorable as Limited Partners would like and asked if APF could improve the terms. While we acknowledged that the notes were intended for dissenting limited partners, they reiterated that the broker/dealer community and the Limited Partners had expressed concerns regarding the terms. Representatives of APF noted that to the extent that Limited Partners elect to receive notes, APF's results of operations were positively affected. After discussions among the members of APF's management, APF proposed to eliminate the 10% cash component, raise the interest rate to seven percent, decrease the maturation period to five years and base the amount of notes that a dissenting Limited Partner would receive on 97% of the APF Shares the investor would have received had such investor not voted against the Acquisition, based on the exchange value. The representatives of APF noted that the three percent discount was fair because most Limited Partners who elected to receive APF Shares would have to pay commissions in connection with their subsequent sale of APF Shares after the consummation of the Acquisition.

   We accepted APF's offer to change the terms of the notes.

   On June 1, 1999, we, on behalf of CNL Income Funds XVII and XVIII, representatives of APF and representatives of Shaw Pittman met telephonically to discuss the alternatives discussed at the May 19th meeting regarding CNL Income Funds XVII and XVIII. Each alternative was discussed extensively in light of our concerns regarding protection of passive income treatment and APF's concerns regarding delaying the Acquisition or negatively impacting the vote of the other Income Funds as a result of CNL Income Funds XVII and XVIII.

   On June 3, 1999, we, on behalf of CNL Income Funds XVII and XVIII, and APF agreed that it would be in the best interests of CNL Income Funds XVII and XVIII and APF that APF not attempt to acquire CNL Income Funds XVII and XVIII in the Acquisition. Notwithstanding this agreement, representatives of APF stated that they would, depending on market conditions, seek to acquire CNL Income Funds XVII and XVIII

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


after APF was listed in the NYSE. The representatives further noted that they would be willing to structure any future acquisition in a manner so that the Limited Partners could retain passive income treatment most likely by offering the Limited Partners an exchange offer whereby Limited Partners would exchange their units of limited partnership interest for APF Shares.


   On June 4, 1999, APF entered into a termination agreement with us for CNL Income Funds XVII and XVIII.

   On June 22, 1999, a Limited Partner of several Income Funds filed a lawsuit against us and APF, Ira Gaines, individually and on behalf of a class of persons similarly situated, v. CNL American Properties Fund, Inc., James M. Seneff, Jr., Robert A. Bourne, CNL Realty Corporation, CNL Fund Advisors, CNL Financial Corporation a/k/a CNL Financial Corp., CNL Financial Services, Inc. and CNL Group, Inc., Case No. CIO 99-3796, in the Circuit Court of the Ninth Judicial Circuit of Orange County, Florida, alleging that we breached our fiduciary duties and the APF aided and abetted our breach of fiduciary duties in connection with the Acquisition. The plaintiff is seeking unspecified damages. In addition, the plaintiff is seeking equitable relief that would enjoin the proposed Acquisition.

   On June 29, 1999, the Board of Directors of APF met and accepted the recommendation from APF's management that APF should not acquire CNL Income Funds XVII and XVIII. The Board accordingly reduced its offer to acquire the Income Funds to an aggregate of 27,343,243 APF Shares, for a value of $546,864,860, before expenses, based on the exchange value.

   On June 29, 1999, Merrill Lynch re-delivered its fairness opinion as of February 10, 1999, revised to reflect the removal of CNL Income Funds XVII and XVIII from the Acquisition.

Background of our recommendation that the Income Funds be acquired by APF

   After APF's public announcement on July 27, 1998 that it intended to increase its portfolio of assets by acquiring affiliates of the Advisor, including the Income Funds and CNL Income Funds XVII and XVIII, we anticipated that we might receive an offer from APF to purchase the Income Funds and CNL Income Funds XVII and XVIII in the near future. As a result of this expectation, we began a search for outside legal counsel and investment bankers.

   During August 1998, we interviewed two investment banking firms, including Legg Mason, to provide financial advice and to render fairness opinions to us in connection with the Acquisition.

   In September 1998, we engaged Baker & Hostetler LLP as legal counsel to the Income Funds and CNL Income Funds XVII and XVIII in the event APF offered to acquire one or more of the Income Funds and CNL Income Funds XVII and XVIII. Baker & Hostetler had previously served as securities counsel for CNL Income Funds XVII and XVIII.

   In September 1998, we engaged Valuation Associates to (1) complete a restaurant property-by-restaurant property appraisal for each Income Fund and CNL Income Funds XVII and XVIII, (2) assist an investment banker retained by us, as the financial advisor to you and the provider of the fairness opinions, in reviewing the appraisals as they relate to the value of the number of APF Shares paid to each of the Income Funds and CNL Income Funds XVII and XVIII and
(3) work with all parties involved in the Acquisition to fully explain its valuation methodologies and conclusions. In accordance with the engagement letter with Valuation Associates, each Income Fund and CNL Income Funds XVII and XVIII agreed to pay Valuation Associates between approximately $2,600 and $9,600, depending on the number of restaurant properties in the Income Fund and CNL Income Funds XVII and XVIII.

   In September 1998, we selected Legg Mason to provide us with financial advice and to render fairness opinions with respect to the acquisition of each Income Fund and CNL Income Funds XVII and XVIII. Legg Mason has received $5,000 from each Income Fund and CNL Income Funds XVII and XVIII and will receive up to $25,000 from each Income Fund upon rendering its fairness opinion to each Income Fund and CNL Income Funds XVII and XVIII and reimbursement of out-of-pocket expenses not to exceed $4,000 per Income Fund or $50,000 in the aggregate.

   On November 21, 1998, Valuation Associates presented its appraisal reports to us with respect to each of the Income Funds and CNL Income Funds XVII and XVIII.

   On December 1, 1998, we received from APF's management a proposal to acquire for an aggregate of 30,000,000 APF Shares all of the Income Funds and CNL Income Funds XVII and XVIII.

   On January 27, 1999, we compiled and submitted a counter-offer to the management of APF proposing an increase in the consideration payable to the Income Funds and CNL Income Funds XVII and XVIII from an aggregate of 30,000,000 to 30,500,000 APF Shares, which APF valued as aggregate consideration of $610,000,000, based on the exchange value. We based our $610,000,000 counter-offer on our belief that the quality of the Income Funds' restaurant properties and the restaurant properties of CNL Income Funds XVII and XVIII plus cash flow generated from such restaurant properties warranted a higher price.

   On January 27, 1999, we received from representatives of APF an acceptance of our counter-offer proposing an increase in the consideration payable to the Income Funds and CNL Income Funds XVII and XVIII from $600,000,000 to $610,000,000, or from 30,000,000 APF Shares to 30,500,000 APF Shares based on the exchange value, subject to Merrill Lynch's ability to render a fairness opinion at the February 10, 1999 meeting of the Board of Directors that supported the Special Committee's determination.

   On March 10, 1999, Legg Mason rendered its opinions with respect to the fairness from a financial point of view of (a) the APF Shares offered with respect to the individual Income Funds and CNL Income Funds XVII and XVIII, (b) the aggregate APF Shares offered with respect to the Income Funds and CNL Income Funds XVII and XVIII and (c) the method of allocating the APF Shares among the Income Funds and CNL Income Funds XVII and XVIII.

   On March 12, 1999, APF accepted our counter-offer, and, subject to your approval, entered into definitive acquisition agreements for each Income Fund and CNL Income Funds XVII and XVIII.

   On May 13, 1999, we retained Lowndes, Drosdick, Doster, Kantor & Reed, P.A. as legal counsel to represent our interests in the lawsuit described above in "Chronology of the Acquisition."

   On June 3, 1999, we received notice from APF's management that APF intended to withdraw its offer to acquire CNL Income Funds XVII and XVIII. We received an offer to acquire the Income Funds for an aggregate of 27,343,243 APF Shares.

   On June 4, 1999, we accepted APF's offer and entered into termination agreements for CNL Income Funds XVII and XVIII.

Our Reasons for Proposing the Acquisition

   We are proposing that the Income Funds vote in favor of the Acquisition at this time for the following reasons:

  . we believe that because the APF Shares will be listed on the NYSE and will be freely tradeable, you and the other Limited Partners will receive the benefit of a public market valuation of real estate assets, which we believe is greater than the value you and the other Limited Partners would receive in a private market valuation with negotiated sales between private investors;

  . we believe that APF's acquisition of the CNL Restaurant Businesses, including the Advisor, will be viewed positively and may result in a greater valuation of APF because investment analysts specializing in real estate securities in recent years have emphasized their strong preference for internally-advised REITs;


  . the APF Share consideration offered by APF to acquire the Income Funds is a firm offer which we believe is reasonable. In addition, we believe the APF Shares paid in the Acquisition may appreciate in value over time. As such, we believe that the Acquisition represents the best way to maximize your original investment in the Income Funds. In the event that we were to auction the Income Funds in an effort to receive a higher purchase price, there is a risk that there will be no interest in acquiring the Income Funds or that there will be an interest in only acquiring a portion of the Income Funds. If this were to happen, there is no guarantee that APF will subsequently attempt to acquire the Income Funds or if it does, that the purchase prices it offers for the Income Funds will be as great;

  . we believe that there is greater potential for increased distributions to you as an APF stockholder and for appreciation in the price of your APF Shares than there would be for you as a Limited Partner of your Income Fund holding units. This growth potential results from future acquisitions of additional restaurant properties, making mortgage loans and engaging in other financing activities. In addition, as a result of APF's acquisition of the Advisor, we believe that the value of APF Shares will be enhanced because, as discussed above, we believe the investing public prefers internally-advised REITs. We believe that substantial opportunities currently exist to acquire additional restaurant properties at attractive prices and to make mortgage loans on favorable terms. Your Income Fund cannot take advantage of such opportunities because its partnership agreement generally restricts it from borrowing, making additional acquisitions, developing restaurant properties and making mortgage loans;

  . the combination of the restaurant properties owned by the Income Funds with APF's existing restaurant properties, as well as future property acquisitions made by APF, will diversify your investment over a larger number of restaurant properties, a broader group of restaurant types and tenants and geographic locations. As of March 31, 1999, 88% of APF's tenants were the franchisor of the restaurant chain or one of the top five franchisees of a particular restaurant chain based on sales. Your investment also will become more diversified because a portion of your investment in APF would be represented by the mortgage loans that APF makes and by its other financing activities. Your investment will also change from being an interest in a static, finite-life entity to an investment in a growing operating company. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, the particular group of restaurant properties currently owned by your Income Fund; and

  . the combination of the Income Funds into the business already owned by APF will result in administrative and operational economies of scale and cost savings for APF. Particularly because the Income Funds are all public entities subject to the SEC's reporting requirements, the combination of the Income Funds into a single public company in APF would save compliance costs.

   Therefore, we believe that the Acquisition by APF of all the Income Funds, rather than a liquidation, will result in the greatest possible value of the investment for you and the other Limited Partners.

Comparative Valuation Analysis

   In assessing the fairness of the Acquisition, we relied on the appraisals prepared by Valuation Associates in connection with its engagement by us. Based on such information and other historical data of the Funds, we prepared a comparative valuation analysis, which supported our determination that the Acquisition is in the best interest of the Limited Partners of each of the Income Funds.

   The following table summarizes the results of our comparative valuation analysis:

                                                                                                       Weighted
                           Original       Original                                                  Average Trading
                           Limited    Limited Partner   Values of APF                   Estimated      Prices of
                           Partner    Investments less   Shares Paid     Estimated     Liquidation      Units
                         Investments  any Distribution       per       Going Concern    Value per     per Average
                           less any     of Net Sales   average $10,000   Value per       Average        $10,000
                         Distribution   Proceeds per   Limited Partner Average 10,000    $10,000       Original
                         of Net Sales $10,000 Original    Original        Original      Original    Limited Partner
Income Fund              Proceeds(1)   Investment(1)    Investment(2)  Investment(3)  Investment(4)  Investment(5)
-----------              ------------ ---------------- --------------- -------------- ------------- ---------------
I....................... $12,001,150      $ 8,001          $ 7,613        $ 7,589        $ 7,030        $7,085
II......................  23,046,408        9,219            9,455          9,419          8,724         8,914
III.....................  22,253,502        8,901            8,225          8,214          7,648         8,698
IV......................  28,226,458        9,409            8,779          8,753          8,102         9,151
V.......................  22,258,682        8,403            8,100          8,085          7,524         8,704
VI......................  35,000,000       10,000           10,429         10,385          9,726         9,257
VII.....................  30,000,000       10,000           10,439         10,410          9,753         9,400
VIII....................  35,000,000       10,000           11,261         11,227         10,472         9,300
IX......................  35,000,000       10,000           10,351         10,310          9,650         9,330
X.......................  40,000,000       10,000           10,390         10,349          9,645         9,320
XI......................  40,000,000       10,000           10,761         10,729         10,000         8,900
XII.....................  45,000,000       10,000           10,402         10,356          9,501         9,220
XIII....................  40,000,000       10,000            9,605          9,571          8,672         9,030
XIV.....................  45,000,000       10,000            9,479          9,430          8,514         9,140
XV......................  40,000,000       10,000            9,229          9,182          8,291         8,580
XVI.....................  45,000,000       10,000            9,497          9,449          8,617         8,950

--------

(1) The original Limited Partner investments in CNL Income Fund, Ltd., CNL Income Fund II, Ltd., CNL Income Fund III, Ltd., CNL Income Fund IV, Ltd. and CNL Income Fund V, Ltd. were $15,000,000, $25,000,000, $25,000,000,
    $30,000,000 and $25,000,000, respectively. These columns reflect, as of December 31, 1998, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties (both as a special distribution and those that were added to working capital and subsequently distributed) for CNL Income Fund, Ltd. through CNL Income Fund V, Ltd.

(2) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

(3) Represents the value of the Income Fund, if the Income Fund continues unchanged. See "Reports, Opinions and Appraisals."

(4) Represents the amount that we estimate would have been distributed to you with respect to each of your units if the Income Funds had sold their assets on December 31, 1998, subject to certain assumptions. See "Reports, Opinions and Appraisals."

(5) Based on the weighted average trading prices of each Fund's units in the secondary markets from April 1, 1998 to March 31, 1999. A substantial majority of the transfer prices in this column reflect purchases by the Income Funds of units as part of their repurchasing programs, and do not necessarily reflect the prices for the units in a secondary market.

   We believe that the comparative valuation analysis, when considered together with the anticipated effect of the Acquisition and with all the other differences between continued ownership of units as compared with the receipt of APF Shares, supports our recommendation in favor of the Acquisition.

                 OUR RECOMMENDATION AND FAIRNESS DETERMINATION

General

   We believe the Acquisition to be fair to, and in the best interests of each of, the Income Funds and their Limited Partners. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

    . the terms of the Acquisition are fair to you and the other Limited
      Partners; and

    . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and the Income Funds and the terms of critical agreements, such as the Income Funds' partnership agreements.

   We also believe that the Acquisition is procedurally fair for several reasons. First, with respect to each participating Income Fund, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of such Income Fund and is subject to certain closing conditions. Second, all Limited Partners of Income Funds that approve the Acquisition and who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others:

    . that we will receive APF Shares, assuming APF acquires all of the Income Funds, upon completion of the Acquisition, and

    . that we will be relieved from certain ongoing liabilities with respect to Income Funds that are acquired by APF.

   For a detailed discussion of the conflicts of interest and potential benefits of the Acquisition to the General Partners, see "Conflicts of Interest--Substantial Benefits to Related Parties." To see the actual benefits that we will receive if your Income Fund is acquired, please review your supplement.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of all material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners and maximizes the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Funds. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes constitute fair value. In addition, we compared the estimated values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. We believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares.

Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Similarity of Income Funds. We do not believe that there are any material differences among the Income Funds that would affect the fairness of the Acquisition to you or the other Limited Partners in any particular Income Fund. Substantially all of the assets of the Income Funds are restaurant properties leased on a triple-net basis which are similar in most respects, and the Income Funds have substantially the same capital structures. In addition, the investment objectives of each of the Income Funds are substantially the same.

   The primary differences among the Income Funds are:

  . Date of Formation. The Income Funds were formed at different times and, therefore, would have begun liquidation at different times. As a result, the Income Funds formed earlier have already sold some restaurant properties.

  . Income Fund Structure. Although the Funds' partnership agreements have slightly different provisions with respect to allocations, distributions and fees, we believe the differences in such provisions are not substantial.

  . Size and Diversity. Some of the Income Funds have purchased fewer properties and are less diverse with respect to the number of tenants and the geographic location and types of restaurant properties.

   3. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisals of each Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinions provided by Legg Mason. We attributed significant weight to the appraisals of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisals of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisals of each Income Fund's restaurant properties and of Legg Mason to provide the fairness opinions assisted us in the fulfillment of our fiduciary duties to the Income Funds and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and
(3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals--Fairness Opinions." We note that because the acquisition of any one Income Fund is not a condition of the acquisition of any other Income Fund, the fairness opinions analyze each Income Fund separately, not in combination with other Income Funds. See "Reports, Opinions and Appraisals."

   In rendering its opinions with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to the individual Income Funds, (b) the aggregate APF Shares offered with respect to the Income Funds and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to other aspects of the Acquisition, including:

  . the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Also, Legg Mason's opinions do not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinions do not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   4. Valuation of Alternatives. Based on the appraisals of each Income Fund's restaurant properties prepared by Valuation Associates, we estimated the value of the Income Funds if liquidated and as going concerns. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of each Income Fund.

   5. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners whose Income Funds are acquired will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   6. Net Book Value of the Income Funds. We calculated the book value of the Income Funds under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, is not indicative of the true fair market value of the Income Funds. This figure was compared to three other figures.

     1. the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

     2. the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

     3. the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                   (per average $10,000 original investment)

                                Original
                            Limited Partner                                   Estimated
                            Investments Less                          Going     Value
                           any Distributions   GAAP Book Liquidation Concern   of APF
                          of Sales Proceeds(1)   Value    Value(2)   Value(2)  Shares
                          -------------------- --------- ----------- -------- ---------
CNL Income Fund, Ltd. ..         $8,001         $5,471     $ 7,030    $7,589   $7,613
CNL Income Fund II,
 Ltd. ..................          9,219          7,076       8,724     9,419    9,455
CNL Income Fund III,
 Ltd. ..................          8,901          6,281       7,648     8,214    8,225
CNL Income Fund IV,
 Ltd. ..................          9,409          6,718       8,102     8,753    8,779
CNL Income Fund V,
 Ltd. ..................          8,903          6,572       7,524     8,085    8,100
CNL Income Fund VI,
 Ltd. ..................         10,000          8,133       9,726    10,385   10,429
CNL Income Fund VII,
 Ltd. ..................         10,000          8,060       9,753    10,410   10,439
CNL Income Fund VIII,
 Ltd. ..................         10,000          8,726      10,472    11,227   11,261
CNL Income Fund IX,
 Ltd. ..................         10,000          8,303       9,650    10,310   10,351
CNL Income Fund X,
 Ltd. ..................         10,000          8,288       9,645    10,349   10,390
CNL Income Fund XI,
 Ltd. ..................         10,000          8,578      10,000    10,729   10,761
CNL Income Fund XII,
 Ltd. ..................         10,000          8,733       9,501    10,356   10,402
CNL Income Fund XIII,
 Ltd. ..................         10,000          8,392       8,672     9,571    9,605
CNL Income Fund XIV,
 Ltd. ..................         10,000          8,724       8,514     9,430    9,479
CNL Income Fund XV,
 Ltd. ..................         10,000          8,837       8,291     9,182    9,229
CNL Income Fund XVI,
 Ltd. ..................         10,000          8,666       8,617     9,449    9,497

--------

(1) This column reflects, as of December 31, 1998, an adjustment to the Limited Partners' original average $10,000 investment based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed) for CNL Income Fund, Ltd. through CNL Income Fund V, Ltd.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals."


   We do not know of any factors that may materially affect (1) the value of the consideration to be received by the Income Funds that are acquired in the Acquisition, (2) the value of the units for purposes of comparing the expected benefits of the Acquisition to the potential alternatives considered by us or
(3) the analysis of the fairness of the Acquisition.

Relative Weight Assigned to Material Factors

   We gave greatest weight to the factors set forth in paragraphs numbered one through five above in reaching our conclusions as to the fairness of the Acquisition. Of paragraphs one through five, we considered paragraphs one, three and four to be the most significant.

Fairness to Limited Partners Receiving APF Shares in the Acquisition

   The APF Shares represent equity securities in APF permitting the holders of the APF Shares to participate in APF's potential growth. Thus, you, as a holder of APF Shares, will share in both the benefits and risks of an investment of APF. In addition, the APF Shares will be listed on the NYSE which will make an investment in the APF Shares a more liquid investment than an investment in the units. See "Comparison of Units, Notes and APF Shares." On balance, we have concluded that the Acquisition is fair to the Limited Partners of each Income Fund that receives APF Shares because such investment has substantially more growth potential than an investment in the units and the APF Shares will be a more liquid investment than an investment in the units.

Fairness in View of Conflicts of Interest

   We have fiduciary duties to you and the other Limited Partners. We are expected, in handling the affairs of the Income Funds, to exercise good faith, to use care and prudence and to act with a duty of loyalty to the Limited Partners. Under these fiduciary duties, we are obligated to ensure that the Income Funds are treated fairly and equitably in transactions with third parties, especially where consummation of such transactions may result in our interests being opposed to, or not totally aligned with, the interests of you and the other Limited Partners. To assist us in fulfilling our fiduciary obligations, we obtained fairness opinions from Legg Mason and the independent appraisals of Valuation Associates.

   In addition, as members of APF's Board of Directors, Messrs. Seneff and Bourne, the individual general partners of your Income Fund, have fiduciary duties to APF's stockholders. These duties consist of the duty of care to act in the best interests of APF and the duty of loyalty to keep APF's Board of Directors fully-informed of all material facts regarding a transaction with APF in which they have a personal interest. To assist Messrs. Seneff and Bourne in fulfilling their duty of care, APF retained Merrill Lynch and Salomon Smith Barney to advise it in the Acquisition and obtained fairness opinions from Merrill Lynch. To assist Messrs. Seneff and Bourne in fulfilling their duty of loyalty, APF formed a Special Committee of its independent directors who have no financial interest in the Acquisition to evaluate the terms of the Acquisition.

   In considering the Acquisition, we gave full consideration to these fiduciary duties. However, the Acquisition affords us a number of benefits. We may be viewed as having a potential conflict of interest with you and the other Limited Partners with respect to matters such as APF's acquisition of the Advisor. Furthermore, we will not have any personal liability for APF obligations and liabilities which occur after the Acquisition. See "Conflicts of Interest--Substantial Benefits to Related Parties" and "Reports, Opinions and Appraisals."

                     REPORTS, OPINIONS AND APPRAISALS

   All APF Share information set forth in this section is presented assuming the one-for-two reverse stock split approved by APF stockholders on May 27, 1999 had not been effected. Accordingly, the analysis performed assumed that an aggregate of 54,686,486 APF Shares would be issued in the Acquisition and 12,300,000 APF Shares would be issued in the acquisition of the CNL Restaurant Businesses. Therefore, because the one-for-two reverse stock split reduced the aggregate number of APF Shares by one-half without affecting the aggregate value of the APF Share consideration, you should multiply the APF Share information set forth in this section by two in order to obtain a meaningful comparison with your APF Share information.

General

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund. The fairness opinions rendered to each Income Fund by Legg Mason are attached as Appendix A to each Income Fund's supplement. We did not impose any limitations, other than as described in this consent solicitation, in the scope of the investigations conducted by Legg Mason or Valuation Associates to enable each of them to render their respective appraisals, reports and opinions. We will provide, free of charge, a copy of the appraisals and valuation report completed by Valuation Associates with respect to your Income Fund, upon your written request or that of your representative, who has been designated in writing, that is submitted to your Income Fund, Attention: Investor Services. We did not make any contacts, other than as described in this consent solicitation, with any outside party regarding the preparation by the outside party of an opinion as to the fairness of the Acquisition, an appraisal of the Income Funds or their assets, a valuation of APF or any other report with respect to the Acquisition.

Fairness Opinions to General Partners

   On March 10, 1999, Legg Mason rendered written opinions to us to the effect that, as of such date and based upon the qualifications and assumptions made and matters considered by Legg Mason:

  . the APF Share consideration offered by APF with respect to each of the individual Income Funds, CNL Income Funds XVII and XVIII and their Limited Partners is fair from a financial point of view;

  . the aggregate APF Share consideration offered with respect to all of the Income Funds and CNL Income Funds XVII and XVIII is fair from a financial point of view; and

  . the method of allocating the APF Share consideration among the Income
    Funds and CNL Income Funds XVII and XVIII in the Acquisition pursuant to the merger agreements is fair from a financial point of view.

   The full text of the Legg Mason opinion to your Income Fund, which sets forth the assumptions made, procedures followed, and matters considered in and the limitations on the review undertaken in connection with the Legg Mason opinion, is attached as Appendix A to your Income Fund's supplement that accompanies this consent solicitation and is incorporated in this document by reference. The summary of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Legg Mason's opinions were provided for our information and assistance in connection with our consideration of the transactions contemplated by the merger agreements and the opinions do not constitute a recommendation as to how Limited Partners should vote with respect to the transaction.

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


   In connection with its opinions, Legg Mason reviewed, among other things:

  . the merger agreements with respect to the transactions;

  . the financial statements and the related filings of the Income Funds and CNL Income Funds XVII and XVIII on Form 10-K for the year ended
    December 31, 1997 and Form 10-Q for the nine months ended September 30,
    1998;

  . the financial statements and the related filings of APF on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

  . internal information concerning the business and operations of the Income
    Funds and CNL Income Funds XVII and XVIII furnished by the general partners, including a draft of the Income Funds' Form 10-K and that of CNL Income Funds XVII and XVIII for the year ended December 31, 1998, cash flow projections and operating budgets;

  . internal information concerning the business and operations of APF furnished by management of APF, including a draft of APF's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

  . financial data and operating statistics provided by us and the management of APF and similar information for selected public companies; and

  . the appraisals of the properties of the Income Funds and CNL Income Funds
    XVII and XVIII prepared by Valuation Associates, dated January 6, 1999.

   Legg Mason also held meetings and discussions with us and APF's directors, officers and employees concerning the operations, financial condition and future prospects of the Income Funds and CNL Income Funds XVII and XVIII and APF, respectively. In addition, Legg Mason conducted other financial studies, analyses and investigations and considered other information as it deemed appropriate.

   Legg Mason relied upon the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Income Funds, CNL Income Funds XVII and XVIII or APF. Legg Mason further relied upon our assurances that we are unaware of any factors that would materially alter the conclusion made in Legg Mason's fairness opinions, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts, assumptions and bases thereof examined by it were reasonably prepared and reflected our best currently available estimates and good faith judgments as to the future performance of the Income Funds, CNL Income Funds XVII and XVIII and APF. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy of completeness of these forecasts. Legg Mason also assumed, with consent, that any material liabilities, contingent or otherwise, known or unknown of the Income Funds, CNL Income Funds XVII and XVIII or APF are as set forth in the respective financial statements of the Income Funds, CNL Income Funds XVII and XVIII and APF. Legg Mason also assumed, with our consent, that the table prepared by or for us of the allocation of the APF Share consideration among us and the Limited Partners of each of the Income Funds has been prepared in accordance with, and complies with the terms and conditions of the partnership agreements of the Income Funds. Legg Mason also assumed that the appraisal was reasonably prepared by and reflected the good faith judgements of Valuation Associates, and Legg Mason does not in any respect assume any responsibility for its accuracy or completeness. In addition, Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities contingent or otherwise of the Income Funds or APF. Legg Mason's opinions necessarily were based upon financial, economic, market and other conditions and circumstances existing and disclosed to Legg Mason as of the date of its opinion. Legg Mason has not been requested to update its fairness opinion prior to the closing of the Acquisition. Legg Mason's opinion does not imply any conclusion as to the fairness of the Acquisition on any date subsequent to the date of its opinion. To date there has not been, and we do not anticipate that there will be, any significant event that would or could affect the fairness determination if it were redetermined based upon information as of a more recent date.

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


   Legg Mason has acted as financial advisor to us and will receive a fee for their services. It is understood that Legg Mason's fairness opinions are for our information in our evaluation of the Acquisition and Legg Mason's opinions do not constitute a recommendation to us or to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes of APF. Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Additionally, Legg Mason's opinions do not compare the relative merits of the Acquisition with and CNL Income Funds XVII and XVIII those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   In rendering its opinions with respect to the fairness, from a financial point of view, of (1) the APF Shares offered to the individual Income Funds,
(2) the aggregate APF Shares offered with respect to the Income Funds and (3) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to other aspects of the Acquisition, including:

  . the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or other assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   The following summarizes the material financial analyses set forth in the material report provided to us on March 10, 1999 in connection with Legg Mason rendering its opinions.

   In valuing APF and the Income Funds, Legg Mason performed the following financial analysis:

  . an analysis of comparable publicly traded real estate investments trusts;

  . a dividend discount analysis; and

  . a discounted cash flow analysis.

 Valuation of APF

 Comparable Trading Multiples Analysis

   Legg Mason compared financial and operating information and ratios for APF with the corresponding financial and operating information for a group of publicly traded real estate investment trusts engaged primarily in the ownership, operation and financing of restaurant properties. Legg Mason deemed the following companies as reasonably comparable to APF:

  . Franchise Finance Corporation of America; and,

  . U.S. Restaurants Properties, Inc.

   Legg Mason compared the stock price for each of these comparable companies with their 1999 and 2000 projected funds from operations. This analysis indicated the following multiples for these compared companies:

                                                  Selected Valuation Multiples
                                                  -----------------------------
                                                       Public Comparables
                                                  -----------------------------
                                                    High      Mean       Low
                                                  --------- --------- ---------
Price to 1999 Projected Funds from Operations....     9.0 x     8.5 x     8.0 x
Price to 2000 Projected Funds from Operations....     8.0 x     7.5 x     7.0 x

   Legg Mason applied these multiples to the projected funds from operations of APF for the years 1999 and 2000 to establish a valuation range based on trading multiples. This analysis resulted in a per share valuation range between $7.04 and $8.24.

 Dividend Discount Analysis

   Legg Mason estimated a valuation range for APF Shares using a discounted dividend analysis. The discounted dividend analysis assumes, as a basic premise, that the value of an equity security reflects the present value of the future dividends. To establish a current implied value under this approach, future dividends must be estimated and an appropriate discount rate and terminal multiple must be determined. The management of APF provided Legg Mason with projections of its dividends for the six months ending December 31, 1999 and the years 2000 through 2003. The variables applied to the dividend discount analysis, using discount rates reflecting the 30-year Treasury rate plus a risk premium, are summarized as follows:

                        Dividend Discount Analysis
                       ---------------------------------

           Discount Rate                        Terminal Multiple
               13.6%                                  11.6x

               14.6%                                  10.4x

               15.6%                                   9.4x

   Based upon APF's projection of dividends per APF Share for the six months ending December 31, 1999 and the years 2000 through 2003, inclusive, and the foregoing terminal value multiples, the range of implied values per APF Share was $8.80 to $10.79.

 Discounted Cash Flow Analysis

   Legg Mason also estimated a valuation range for APF Shares using a discounted cash flow analysis. The discounted cash flow analysis assumes, as a basic premise, that the intrinsic value of any business or property is the current value of the future cash flow that the business or property will generate for its owners. To establish a current implied value under this approach, future cash flow must be estimated and an appropriate discount rate and terminal multiple must be determined. The management of APF provided Legg Mason with projections of cash flow to equity stockholders for the six months ending December 31, 1999 and the years 2000 through 2003. The variables applied to the discounted cash flow analysis, using discount rates reflecting the estimated equity cost of capital are summarized as follows:

                       Discounted Cash Flow Analysis
                       ---------------------------------

           Discount Rate                        Terminal Multiple
               12.0%                                  10.0x

               14.0%                                   9.0x

               16.0%                                   8.0x

   Based upon APF's projection of available cash flow to equity stockholders for the six months ending December 31, 1999 and the years 2000 through 2003, inclusive, and the foregoing terminal value multiples and discount rates, the range of implied values per APF Share was $9.00 to $11.94.

Valuation of the Income Funds

 Comparable Trading Multiples Analysis

   Legg Mason compared financial and operating information and ratios for the Income Funds with the corresponding information for a group of publicly traded real estate investment trusts engaged primarily in the ownership, operation, management and financing of commercial properties. Legg Mason deemed the following companies as reasonably comparable to the Income
Funds:

  . Commercial Net Lease Realty, Inc.;

  . Franchise Finance Corporation of America;

  . Realty Income Corporation; and,

  . U.S. Restaurant Properties, Inc.

   Among other analyses, Legg Mason compared the stock price for each of these comparable companies with their 1999 and 2000 projected funds from operations. This analysis indicated the following multiples for these comparable companies:

                                                              Selected Trading
                                                             Valuation Multiples
                                                             -------------------
                                                             Public Comparables
                                                             -------------------
                                                              High   Mean   Low
                                                             ------ ------ -----
Price to 1999 Projected Funds from Operations..............   8.0 x  7.5 x 7.0 x
Price to 2000 Projected Funds from Operations..............   7.5 x  7.0 x 6.5 x
Trailing Twelve Months Earnings Before
 Interests, Taxes, Depreciation and Amortization (EBITDA)..  10.5 x 10.0 x 9.5 x

   Legg Mason applied these multiples to the projected funds from operations and EBITDA for the Income Funds for the years 1999 and 2000 and to the trailing twelve months EBITDA to establish a valuation range based on trading multiples. This analysis resulted in an implied per share valuation range between $6.44 and $9.73.

   The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant quantitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, these opinions are not readily susceptible to partial analysis or amenable to summary description. Accordingly, Legg Mason believes that its analysis must be considered as a whole and that considering any portion of the analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete picture of the process underlying the Legg Mason opinions. No entity used in the above analyses as a comparison is identical to APF, the Income Funds or the combined company. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. In addition, analyses relating to the values of businesses are not appraisals and may not reflect the prices at which businesses may actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty and Legg Mason does not assume responsibility for any future variations from such analyses or estimates. The above paragraphs summarize the significant quantitative and qualitative analyses performed by Legg Mason in arriving at its opinions. As described above, Legg Mason's opinions to us were one of many factors we took into consideration in making our determination to approve the merger agreements.

   We selected Legg Mason as our financial advisor on the basis of Legg Mason's experience in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and valuations for corporate purposes, especially with respect to real estate investment trusts, franchised real estate and transactions similar to the Acquisition. Prior to its current engagement by us, Legg Mason has provided investment banking services to certain of the Income Funds from time to time, including having participated in the offering of units by certain Income Funds for which Legg Mason received customary commissions. Legg Mason has not participated in the offering of any Income Fund's units during the past two years. In addition, Legg Mason has provided investment banking services to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., including having participated in a number of public offerings of its securities for which it received commissions of approximately $675,000. Legg Mason also received $175,000 for providing a fairness opinion to the special committee of the board of directors of Commercial Net Lease Realty, Inc. in connection with its acquisition of its external advisor, also a former affiliate of ours. Legg Mason may provide investment banking services to APF in the future and trade APF Shares for its own account and for the accounts of its customers, and accordingly, may at any time hold a long or short position in APF Shares.

   Pursuant to an engagement letter dated as of November 16, 1998, Legg Mason will receive a fee, regardless of whether any Income Fund is acquired, of $30,000 from each Income Fund for its services in rendering its fairness opinions or $540,000 in the aggregate, including CNL Income Funds XVII and XVIII. Legg Mason will also be reimbursed for its expenses, including the reasonable fees and expenses of its attorneys, provided that all expenses may not exceed $4,000 for each Income Fund and $50,000 in the aggregate. We have agreed to indemnify Legg Mason, its affiliates and each of its directors, officers, employees, agents, consultants, and attorneys, and each person or firm, if any, controlling Legg Mason or any of the foregoing, against certain liabilities, including liabilities under federal securities law.

Income Fund Appraisals

   General. Valuation Associates has prepared and delivered to each Income Fund an appraisal report dated January 6, 1999, based upon and subject to the matters referenced in the appraisal, containing its opinion regarding the value of each Income Fund as of December 31, 1998. Valuation Associates is a nationally recognized independent and fully diversified real estate appraisal firm with extensive valuation experience. We decided to retain Valuation Associates to render the appraisal in connection with the Acquisition because of its valuation experience with respect to franchised restaurant real estate and transactions similar to the Acquisition. Valuation Associates' restricted appraisal report was intended to comply with the reporting requirements set forth under Standard Rule 2-2 of the Uniform Standards of Professional Appraisal practice for a Restricted Appraisal Report.

   The purpose of the appraisals is to establish the relative values of the restaurant properties in each Income Fund's portfolio. We used the appraisals to assist us in determining the reasonableness of the proposed consideration payable by APF to each Income Fund in the Acquisition. Valuation Associates' appraisals of the Income Funds' restaurant property portfolios address the market value of each Income Fund's leased and ownership interest in each restaurant property and the liquidation value of each Income Fund's restaurant properties, based on certain specified assumptions.

   Market Value/Going Concern--Valuation Methodology. Valuation Associates' appraisals of the market value of the Income Funds' restaurant properties primarily involved the income approach and the cost approach to estimating market value. A third approach, the sales comparison approach is usually used only in instances where the valuation of the underlying restaurant property was required or for select closed restaurants with no contractual rent. On a portfolio or Income Fund basis, this approach was not useful, since Valuation Associates did not find any comparable sales of large portfolios during their research. The use of the two primary approaches in the appraisals are summarized below.

  . The income approach to value was relied upon as the primary appraisal technique based upon the restaurant properties' capability to generate net income and to be bought and sold in the marketplace.

  . The cost approach was applied in Valuation Associates' analysis and was considered to be relevant only where a value for a reversionary interest in the property was required and the use of direct capitalization would not have been the method of choice.

   Since the appraisals involved the estimation of the aggregate market value of the leased and ownership interests of each Income Funds' restaurant property portfolio, Valuation Associates determined that only the income approach provided a true test of market value for the restaurant properties. The value of the restaurant properties was developed by the capitalization of the lease payments into present value using the discounted cash flow analysis, whereby anticipated future income streams over a ten-year holding period were discounted at a market-derived rate of 8.25% to 12.50%, depending on the restaurant property, to a net present value estimate using a cash flow model and a revisionary value, which is the value resulting from sale at the end of the tenth year, was discounted at a market-derived terminal capitalization rate of 9.00% to 12.50%. Valuation Associates made the following assumptions in determining its cash flow analysis with respect to its market value analysis of each Income Fund:

     1. a ten-year holding period for each property.

     2. a 4% annual allowance related to normal day-to-day operations, including functions relating to compliance with the SEC reporting requirements, investor relations and communications and management issues not specifically related to property level activities.

     3. a 1% annual allowance for a management fee.

     4. a flat amount of $200 per restaurant property, per year for miscellaneous expenses such as bookkeeping, legal fees and other proportionate charges. Anticipated rental income as well as adjustments for vacancy with no rent being paid, percentage rent, management fees and administrative expenses were analyzed over the holding period.

   The selection of the discount rate to be applied to the estimated cash flow over the ten year holding period for each property was based upon Valuation Associates multi-tiered analysis of the risk involved with each restaurant property. For each restaurant property, Valuation Associates first analyzed both general and specific market risks, lessee/borrower risk and property risk. Next, Valuation Associates evaluated the attitude and expectation of market participants and compared this to a variety of alternative investment vehicles such as stock, bonds or other real estate investments. Finally, Valuation Associates looked at the various franchisors' company profile and financial strength based on stock reports, investor publications, trade journals and discussions with market participants.

   At the end of the ten year holding period, Valuation Associates assumed that the restaurant property portfolio of each Income Fund would be sold in an orderly manner. For purposes of such sale, Valuation Associates assumed that the Income Fund would incur a 2% sales expense, which included any fees for brokerage or attorneys, applicable closing costs and miscellaneous charges upon disposition of the restaurant properties.

   Property Categorization. Valuation Associates initially segregated the restaurant properties of each Income Fund into three geographic regions:
California, the western United States, comprised of Nevada, Arizona, Oregon and Washington, and the remaining states within the continental United States, based on its observation that certain areas of the United States tend to have value and demand characteristics that differ from others. Within each geographical region, the restaurant properties were further classified relative to their operational characteristics as either corporate, multi-unit operators or private/single unit operator types since, in the professional opinion of Valuation Associates, these differing operational structures tend to exhibit variable risk characteristics and cash flows.

   These second two categories were further subcategorized by their operational status into the following groups, using Valuation Associates' terminology:

  1. Store operating normally with rent being paid;

  2. Closed store--corporate franchisor paying rent;

  3. Closed store--franchisee paying rent;

  4. Closed store--corporation in bankruptcy/no rent;

  5. Closed store--private operator paying partial rent;

  6. Closed store--franchisee paying no rent;

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


  7. Closed store--private operator paying no rent;

  8. Store under construction.

   Property Valuation Assumptions. The special assumptions made by Valuation Associates in its appraisals of each Income Fund's restaurant properties are set forth in summary form as follows:

  . Client Provided Information. We provided Valuation Associates with summarized data pertaining to sales volumes, lease data and other property specific data. Valuation Associates assumed, for purposes of its appraisals that this information was true and complete as of the date given and stated in its report that it has no reason to believe that the data with which we provided them is inaccurate in any material respect.

  . Physical Inspections. We did not request that Valuation Associates conduct personal inspections of each of the restaurant properties. Valuation Associates, consequently, has assumed that, unless otherwise specified in the specific appraisal data, that each restaurant property is in good physical condition and continues to exhibit good functional utility and level of modernization in keeping with the current standards of the individual restaurant chain.

  . Litigation. Valuation Associates assumed that each of the restaurant properties is free from any pending or proposed litigation, civil engineering improvements or eminent domain proceedings, unless it received specific information otherwise.

  . Material Adverse Changes. The date of the appraisals is December 31,
    1998. In the event that any given tenant within the portfolio files for bankruptcy or suffers significant adverse financial or operational changes subsequent to the date of the reports, Valuation Associates reserves the right to revise the appraisal relating to such tenant and such restaurant property.

  . Properties Under Construction. With respect to restaurant properties under construction, Valuation Associates assumed that the data regarding construction cost, lease information and building specifications, among other things, is true and correct.

  . Highest and Best Use. For purposes of the appraisals, Valuation
    Associates assumed that the existing building improvements represent the highest and best use of the respective restaurant properties.

  . Joint Ventures and Tenants in Common. For the restaurant properties in each Income Fund that are under a joint venture agreement, Valuation Associates allocated the respective proportionate value of the restaurant property in question to each Income Fund in the joint venture agreement.

  . Real Estate Only. The appraisals are for the value of the real estate only, and does not include furniture, fixtures and equipment in the restaurants which are not owned by the Income Funds but are typically owned by the tenant.

  . Lease Renewals. For purposes of the appraisals, Valuation Associates did not analyze any lease renewals which would occur during the 10-year holding period. Operators of restaurants currently performing at or above the average restaurant sales volume of the respective restaurant chains are assumed to have exercised the renewal options at the terms and conditions of the last lease term or as specified in the lease renewal option detail.

  . Risk by Restaurant Operator. Valuation Associates relied solely upon lease information supplied by us with regard to tenant-descriptive information relating to its categorization of the type of restaurant operators, whether corporate or private, single or multi-unit. Valuation Associates relied upon information supplied by us, in conjunction with publicly available and Valuation Associates' own proprietary market data, with regard to descriptive and financial information relating to the risks inherent with the type of restaurant operator, whether corporate or private, single or multi-unit.

  . Bankruptcies. As of the date of the reports submitted to us by Valuation
    Associates, a number of restaurant properties occupied by two restaurant chains, Long John Silver's and Boston Market, were protected by bankruptcy laws. Because of the uncertainty of the future operations of these restaurant chains, Valuation Associates used market level rents as well as capitalization rates in the analysis of the restaurant properties vacated by these two restaurant chains.

   There were no assets subject to any material qualifications by Valuation Associates with respect to the valuation.

   The date of the value of the restaurant properties of each Income Fund, as set forth in the appraisal rendered by Valuation Associates, is December 31, 1998. As of the date of this consent solicitation, we are not aware of any material event subsequent to the date of the appraisal that would result in any material changes to any of the aggregate values set forth in the appraisals rendered by Valuation Associates. The appraisals rendered by Valuation Associates will be updated and a supplemental consent solicitation will be provided to you and the other Limited Partners if we determine that any event has occurred or condition has changed since the date of the appraisals that may have caused a material change in the aggregate values reported.

   During the past two years, Valuation Associates has rendered appraisals of the value of the leased and ownership interest of the Income Funds with respect to certain restaurant properties acquired by the Income Funds from third parties and received compensation for such services of $123,750. In connection with the Acquisition, we paid or will pay on behalf of the Income Funds, Valuation Associates approximately $105,420 in the aggregate for its real estate appraisal services regardless of whether one or more Income Funds are not acquired in the Acquisition. In addition, during the past two years, Valuation Associates has been retained by APF to provide appraisal services and has received compensation for such services of $1,066,011. We anticipate that APF may engage Valuation Associates for future valuations and appraisals of properties of APF. There is no contract, agreement or understanding between APF and Valuation Associates regarding any future engagement.

   Liquidation Valuation. We also requested that Valuation Associates provide us with a liquidation value for the restaurant properties of each of the Income Funds. In providing us with such an estimate, Valuation Associates made several assumptions regarding the conditions under which we would be selling the restaurant properties of each Income Fund. These assumptions were then applied to the market value derived for each restaurant property as described above. These assumptions include:

  . Time Period. We asked that Valuation Associates assume that the liquidation of the Income Funds' restaurant property portfolios occur over a 12-month period. According to Valuation Associates, this would shorten the normal marketing period estimate by as much as 50%. Thus, Valuation Associates assumed that for a 12-month period, a discount of 5% from the appraised present value would be necessary.

  . Marketing of Restaurant Properties. Each Income Fund would make an aggressive marketing effort in the sale of the restaurant properties. In connection with this assumption, Valuation Associates allowed for 1/2 of one percent of the appraised present value of each restaurant property as a reasonable amount for the increased marketing effort and contingency costs.

  . Brokered Sales. In light of the 12-month liquidation period assumption, Valuation Associates assumed (and we agreed) that in such a liquidation, we would enlist the assistance of brokers. Based upon that assumption and upon current market research, Valuation Associates applied a 2% brokerage commission to the appraised present values of the restaurant properties.

  . Other Fees. Valuation Associates also assumed that we would have attorney, consultant and appraisal fees, as well as transfer taxes, surveys, title insurance and other related expenses that would amount to approximately 2% of the appraised present value of the restaurant properties in each of the Income Funds.

  . Bankruptcies. In connection with the bankruptcy filings made by certain tenants of Long John Silver's and Boston Market restaurant properties, Valuation Associates reviewed the restaurant properties of

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   these two restaurant chains and increased their discount rates and capitalization rates to reflect the increased risk and the increased yield that an investor would expect.

Fairness Opinions of Merrill Lynch to APF's Special Committee with respect to the CNL Restaurant Businesses and the Income Funds

 Opinion of the APF Special Committee's Financial Advisor

   In connection with the APF Special Committee's consideration of the acquisition of the CNL Restaurant Businesses and the Acquisition, Merrill Lynch delivered two separate oral and written opinions on February 10, 1999 to the APF Special Committee to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review set forth therein,
(1) the consideration to be issued by APF in connection with the CNL Restaurant Businesses acquisitions, when viewed together as a single transaction, is fair, from a financial point of view, to APF and (2) the consideration to be issued by APF in connection with the Acquisition of the Income Funds, when viewed together as a single transaction, is fair, from a financial point of view, to APF. We refer to both opinions in this section as the fairness opinions.

   The full text of each of Merrill Lynch's fairness opinions, which sets forth the assumptions made, matters considered, procedures followed and qualifications and limitations of the review undertaken by Merrill Lynch, is attached to the Registration Statement, of which this consent solicitation is a part, as exhibits. The descriptions of the fairness opinions set forth herein are summaries of our analyses and are qualified in their entirety by reference to the full text of the fairness opinions.

   Merrill Lynch's fairness opinions are addressed to, and are solely for the use and benefit of, the APF Special Committee. The fairness opinions address only the fairness, from a financial point of view, to APF of the consideration to be issued by APF in connection with the acquisition of the CNL Restaurant Businesses, when viewed together as a single transaction, and the Acquisition of the 16 Income Funds, when viewed together as a single transaction. The fairness opinions do not address the merits of the underlying decisions by APF to engage in any of the acquisitions. The fairness opinions were not addressed to, and should not be relied upon by, the Limited Partners. Merrill Lynch's analysis and preparation of the fairness opinions were undertaken from the perspective of APF. The fairness opinions do not address the fairness of any consideration to be received by the Limited Partners in connection with the Acquisition. The fairness opinions do not constitute, nor should they be construed as, a recommendation to any Limited Partner as to how such Limited Partners should vote on any matter presented to such Limited Partners, including any matter presented in this consent solicitation. For a discussion of Legg Mason's fairness opinions to each Income Fund, please refer to "Reports, Opinions and Appraisals--Fairness Opinions."

   Merrill Lynch is an internationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwritings, distributions of securities and similar activities. The APF Special Committee engaged Merrill Lynch because of these qualifications and because of its experience in valuation and financial analysis with respect to franchised real estate, real estate investment trusts and transactions similar to the acquisitions of the CNL Restaurant Businesses and the Acquisition.

   In preparing the CNL Restaurant Businesses fairness opinion, Merrill Lynch, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the CNL Restaurant Businesses and APF that it deemed to be relevant,

     (2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the CNL Restaurant Businesses and APF, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the CNL Restaurant Businesses acquisitions, furnished to it by the respective management teams of APF and the CNL Restaurant Businesses,

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     (3) Conducted discussions with members of senior management and representatives of the CNL Restaurant Businesses and APF concerning the matters described in clauses (1) and (2) of this paragraph, as well as their respective businesses and prospects before and after giving effect to the acquisitions and the CNL Restaurant Businesses expected synergies,

     (4) Reviewed valuation multiples of certain publicly traded companies that it deemed relevant to derive implied ranges of values for the CNL Restaurant Businesses and APF based upon their historical and projected results of operations, as well as conducted a discounted cash flow analysis of the free cash flows of APF and of the CNL Restaurant Businesses' assets,

     (5) Compared the proposed financial terms of the CNL Restaurant Businesses acquisitions with the financial terms of certain other comparable transactions that it deemed to be relevant,

     (6) Participated in certain discussions among representatives of the CNL Restaurant Businesses and APF and their financial and legal advisors,

     (7) Reviewed the potential pro forma impact of the acquisitions of the CNL Restaurant Businesses including the CNL Restaurant Businesses expected synergies,

     (8) Reviewed drafts of the merger agreements relating to the acquisition of the CNL Restaurant Businesses, and

     (9) Reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

   In preparing the Income Funds fairness opinion, Merrill Lynch, among other things:

     (1) Reviewed certain publicly available business and financial information relating to the Income Funds and APF that it deemed to be relevant,

     (2) Reviewed certain information, including financial forecasts relating to the properties, earnings, cash flow, assets, liabilities and prospects of the Income Funds and APF, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Acquisition, furnished to it by the management team of APF and by us,

     (3) Reviewed and analyzed the appraisals of the Income Funds prepared by Valuation Associates, an independent real estate appraisal firm, as well as conducted an independent summary valuation analysis of the Income Funds' real estate assets,

     (4) Conducted discussions with members of senior management and representatives of the Income Funds and APF and with us concerning the matters described in clauses (1) and (2) of this paragraph, as well as their respective businesses and prospects before and after giving effect to the Acquisition and the Income Funds' expected synergies,

     (5) Reviewed valuation multiples of certain publicly traded companies that it deemed relevant to derive implied ranges of values for APF based upon its historical and projected results of operations, as well as conducted a discounted cash flow analysis of the free cash flows of APF and of the Income Funds' real estate assets,

     (6) Compared the proposed financial terms of the Acquisition with the financial terms of certain other comparable transactions that it deemed to be relevant,

     (7) Participated in certain discussions among representatives of the Income Funds, APF, us, their financial and legal advisors and our financial and legal advisors,

     (8) Reviewed the potential pro forma impact of the Acquisition including the Income Funds' expected synergies,

     (9) Reviewed drafts of the merger agreements relating to the Acquisition, and

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     (10) Reviewed such other financial studies and analyses and took into account such other matters as it deemed necessary, including its assessment of general economic, market and monetary conditions.

   In preparing its fairness opinions, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with it or reviewed by or for it. Merrill Lynch has not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the CNL Restaurant Businesses, APF or the Income Funds or, except for the Income Funds fairness opinion, been furnished with an independent evaluation or appraisal of any of the assets or liabilities such entities. In addition, in preparing the fairness opinions, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the CNL Restaurant Businesses, the Income Funds or APF. With respect to the financial forecast information and the expected synergies furnished to or discussed with it by the CNL Restaurant Businesses, the Income Funds or APF, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of the respective management teams of the CNL Restaurant Businesses, us and APF as to the expected future financial performance of the CNL Restaurant Businesses, the Income Funds and APF, as the case may be, and the expected synergies. Merrill Lynch also did not assume any obligation to review the income tax consequences of the acquisitions of the CNL Restaurant Businesses, the Income Funds, APF or their respective equity holders. Merrill Lynch also assumed that the final form of each of the merger agreements would be substantially similar to the last drafts of such documents reviewed by Merrill Lynch.

   Merrill Lynch has not been requested to update its fairness opinions prior to the closings of the acquisitions of the Income Funds and the CNL Restaurant Businesses, except in the event that not all of the Income Funds are acquired by APF, in which case Merrill Lynch will update its opinion with respect to the Income Funds to a date shortly before the date of the consent solicitation. Merrill Lynch's opinions do not imply any conclusion as to the fairness of such acquisitions on any date subsequent to the date of its opinions. To date, APF reasonably believes that no material event has occurred which would adversely affect the fairness determination if it were re-determined upon information as of a more recent date.

   Merrill Lynch's fairness opinions were necessarily based upon market, economic and other conditions as they existed and could be evaluated, and on the information made available to Merrill Lynch, as of the date of the fairness opinions. Merrill Lynch assumed that in the course of obtaining the necessary consents or approvals (contractual or otherwise) for any of the acquisitions, no restrictions would be imposed that will have a material adverse effect on the contemplated benefits of the acquisitions. The CNL Restaurant Businesses fairness opinion views the acquisitions of the CNL Restaurant Businesses, when viewed together, as a single transaction, and does not cover the acquisition of any CNL Restaurant Business as a stand-alone transaction. The Income Funds fairness opinion views the Acquisition as a single transaction and does not cover the acquisition of any Income Fund as a stand-alone transaction. In addition, Merrill Lynch was advised by the APF Special Committee, and assumed for purposes of the Income Funds fairness opinion, that the acquisitions of each of the Income Funds would occur at the same time. Merrill Lynch did not assume (1) the completion of the Acquisition in connection with its preparation of the CNL Restaurant Businesses fairness opinion or (2) the completion of the acquisition of the CNL Restaurant Businesses in connection with its preparation of the Income Funds fairness opinion.

   In connection with the rendering of the fairness opinions, Merrill Lynch performed a variety of financial analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate analyses summarized below, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of the analyses and the factors considered by it, without considering all such analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying the fairness opinions. The

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summary set forth below does not purport to be a complete description of the analyses performed by Merrill Lynch in arriving at its fairness opinions.

   In performing its analyses, Merrill Lynch made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond our control and that of Merrill Lynch, APF, the CNL Restaurant Businesses and the Income Funds. The analyses performed by Merrill Lynch are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. Merrill Lynch did not assign any specific weight to any of the other analyses described below and did not draw any specific conclusions from or with regard to any one method of analysis. With respect to the analysis of selected comparable companies and the analysis of selected recent transactions summarized below, no comparable company utilized as a comparison is identical to APF and the CNL Restaurant Businesses, and no transaction is identical to either the Acquisition or the acquisition of the CNL Restaurant Businesses. Accordingly, an analysis of comparable companies and comparable business combinations is not mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the values, as the case may be, of the CNL Restaurant Businesses, APF and the companies to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which the CNL Restaurant Businesses or the Income Funds might actually be sold or the prices at which the APF Shares might actually trade at the present time or any time in the future. In addition, the fairness opinions were just one of many factors taken into consideration by the APF Special Committee in its consideration of any of the acquisitions. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty and Merrill Lynch does not assume responsibility for the accuracy of such analyses or estimates.

   The following is a summary of the analyses presented by Merrill Lynch to the APF Special Committee in connection with Merrill Lynch's fairness opinions.

 Valuation Analyses--CNL Restaurant Businesses

   Analysis of Selected Comparable Publicly Traded Companies. Using publicly available information and estimates of future financial results published by First Call Corporation, a provider of real-time, commingled research, earnings estimates and corporate information, Merrill Lynch compared certain financial and operating information and ratios and projected financial performance for the Advisor and the CNL Restaurant Financial Services Group, which the Advisor acquired in 1998, and CNL Financial Services, Inc. with the corresponding financial and operating information, projected financial performance and market valuations for corresponding groups of publicly traded companies that Merrill Lynch deemed to be reasonably comparable to the Advisor and the CNL Restaurant Financial Services Group, respectively, for the purpose of its analysis. With respect to the Advisor, Merrill Lynch selected as comparable companies a group of publicly traded companies that act primarily as advisors or managers in the real estate business, including CB Richard Ellis Services Inc., Grubb & Ellis Co., Insignia Financial Group, Inc., LaSalle Partners and Trammell Crow Co., and a group of publicly traded companies engaged primarily in asset management, including Affiliated Managers Group, Inc., Eaton Vance Corporation, Federated Investors Inc., Franklin Resources, Inc., John Nuveen Company, T. Rowe Price Associates, Inc. and Waddell & Reed Financial, Inc. With respect to the CNL Restaurant Financial Services Group, Merrill Lynch selected a group of publicly traded mortgage companies, including AMRESCO, Franchise Mortgage Acceptance Corporation and ContiFinancial (all of which are C-corporations) and Anthracite Capital (which is a REIT). We refer to the four groups of comparable companies listed above as the CNL Restaurant Businesses comparable companies.

   Merrill Lynch's comparisons resulted in the following relevant ranges for the real estate services comparable companies as of February 5, 1999: (1) a range of total market capitalization as a multiple of estimated 1998 revenue of 0.7x to 2.1x, with a mean of 1.4x and a median of 1.5x; (2) a range of total market capitalization as a multiple of estimated 1998 EBITDA, of 6.3x to 9.8x, with a mean of 7.9x and a median of 7.9x; (3) a range of total market capitalization as a multiple of estimated 1999 EBITDA of 5.2x to 8.4x, with a mean of 6.6x and a

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median of 6.4x; (4) a range of share price as a multiple of estimated 1998 EPS of 9.1x to 25.4x, with a mean of 15.3x and a median of 11.4x; (5) a range of share price as a multiple of estimated 1999 earning per share, or EPS, of 7.5x to 24.2x, with a mean of 14.5x and a median of 9.7x; (6) a range of share price as a multiple of estimated 2000 EPS of 8.3x to 21.6x, with a mean of 16.7x and a median of 20.1x; (7) and five-year compounded annual growth rates in EPS of 15.0% to 25.0%, with a mean of 20.0% and a median of 20.0%.

   Merrill Lynch's comparisons resulted in the following relevant ranges for the asset management comparable companies as of February 5, 1999: (1) a range of enterprise value as a multiple of estimated 1998 EBITDA of 7.7x to 11.7x, with a mean of 9.4x and a median of 9.2x; (2) a range of enterprise value as a multiple of estimated 1999 EBITDA of 6.8x to 9.4x, with a mean of 8.0x and a median of 7.9x; (3) a range of share price as a multiple of estimated 1998 EPS of 14.9x to 26.2x, with a mean of 19.8x and a median of 17.3x; (4) a range of share price as a multiple of estimated 1999 EPS of 12.7x to 21.8x, with a mean of 16.6x and a median 16.3x; and five-year compounded annual growth rates in EPS of 10% to 35%, with a mean of 19% and a median of 17%.

   By applying what Merrill Lynch considered to be the relevant range of multiples to the Advisor's 1998 adjusted EBITDA, this analysis yielded an implied range of values for the Advisor of approximately $67.1 million to $86.2 million. The Advisor's 1998 EBITDA was adjusted to account for the average acquisition fees that the Advisor earned in 1997 and 1998 and the projected acquisition fees for 1999. The adjusted 1998 EBITDA is $10.0 million less than that actually earned by the Advisor in 1998. The Advisor's 1998 EBITDA was adjusted downward to reflect what Merrill Lynch considered to be a normalized level of acquisition fees.

   Merrill Lynch's comparisons resulted in the following relevant ranges for the CNL Restaurant Financial Services Group C-corporation comparable companies as of February 5, 1999: (1) a range of share price as a multiple of estimated 1998 EPS of 7.0x to 21.6x, with a mean of 14.3x and a median of 14.3x; (2) a range of share price as a multiple of estimated 1999 EPS of 2.9x to 8.3x, with a mean of 5.6x and a median of 5.7x; (3) a share price as a multiple of estimated 2000 EPS of 6.8x; and (4) five-year compounded annual growth rates in EPS of 18.0% to 20.0%, with a mean of 19.3% and a median of 20.0%.

   Merrill Lynch's comparisons resulted in the following relevant ranges for the CNL Restaurant Financial Services Group REIT comparable company as of February 5, 1999: a share price as a multiple of estimated 1999 funds from operations per share of 6.5x and a five-year compounded annual growth rate in FFO per share of 20.0%.

   By applying what Merrill Lynch considered to be the relevant range of multiples to CNL Restaurant Financial Services Group's 1999 projected net income, this analysis yielded an implied range of values for CNL Restaurant Financial Services Group of approximately $40.0 million to $62.2 million.

   None of the companies utilized in the above analyses for comparative purposes is, of course, identical to Advisor or the CNL Restaurant Financial Services Group. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgements concerning differences in historical and projected financial and operating characteristics of the CNL Restaurant Businesses comparable companies and other factors that could affect the public trading value of the CNL Restaurant Businesses comparable companies as well as that of the Advisor and the CNL Restaurant Financial Services Group. In addition, the multiples of market value to estimated EBITDA, funds from operations and earnings per share for the CNL Restaurant Businesses comparable companies are based on projections prepared by research analysts using only publicly available information. Accordingly, such estimates may or may not be accurate.

   Analysis of Selected Comparable Acquisition Transactions. Merrill Lynch reviewed certain publicly available information regarding certain selected transactions in which public real estate companies acquired their external advisor. These transactions included: AMB Property Corporation's acquisition of AMB Realty Advisors; Commercial Net Lease Realty Inc.'s acquisition of CNL Realty Advisors, Inc.; Criimi Mae's

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acquisition of C.R.I., Inc.; Equity Office Properties acquisition of its management business; Franchise Finance Corporation of America's acquisition of FFCA Management Co.; Security Capital Atlantic's acquisition of Security Capital Atlantic, Inc.; Security Capital Industrial's acquisition of Security Capital Industrial, Inc.; Security Capital Pacific Inc.'s acquisition of Security Capital Pacific; Realty Income Corporation's acquisition of R.I.C. Advisor Inc.; and Shurgard Storage Centers' acquisition of Shurgard Inc.

   Merrill Lynch then compared certain financial ratios for the Advisor comparable transactions to those of APF's proposed acquisition of the Advisor. Merrill Lynch compared the prices paid in the Advisor comparable transactions in terms of, among other things, (A) the transaction value as a multiple of trailing EBITDA, (B) the transaction value as a multiple of trailing revenues,
(C) the transaction value as a multiple of forward calendar year EBITDA and (D) the transaction value as a multiple of forward calendar year revenues. An analysis of the multiples for the Advisor comparable transactions produced the following results: (1) transaction value as a multiple of trailing EBITDA yielded a range of 5.4x to 11.4x, with a mean of 8.5x and a median of 8.2x; (2) transaction value as a multiple of trailing revenues yielded a range of 2.2x to 6.2x, with a mean of 3.3x and a median of 3.0x; (3) transaction value as a multiple of forward calendar year EBITDA yielded a range of 6.6x to 8.1x, with a mean of 7.5x and a median of 7.7x; and (4) transaction value as a multiple of forward calendar year revenues yielded a range of 1.8x to 2.5x, with a mean of 2.1x and a median of 2.1x. The information was obtained from publicly filed documents in connection with each of the Advisor comparable transactions. In many instances, future operating estimates were not provided.

   By applying what Merrill Lynch considered to be the appropriate range of multiples to the Advisor's 1998 adjusted EBITDA, this analysis yielded an implied range of values of approximately $67.1 million to $86.2 million.

   Discounted Cash Flow Analysis. Merrill Lynch performed discounted cash flow analyses on a stand- alone basis of the Advisor based upon financial projections provided by Advisor's management. Utilizing these projections, Merrill Lynch calculated a range of total equity values for the Advisor based upon the present value of the sum of (a) the Advisor's free cash flows from 1999 through 2003 and (b) the present value of the terminal value of Advisor in 2003 calculated utilizing a range of multiples times the Advisor's projected EBITDA in such year. Applying discount rates ranging from 9.0% to 11.0% and terminal multiples of projected EBITDA ranging from 6.0x to 8.0x, Merrill Lynch calculated the implied total equity value of Advisor in a range from $211.7 million to $283.8 million.

   Merrill Lynch also performed discounted cash flow analyses on a stand-alone basis of the CNL Restaurant Financial Services Group based upon financial projections provided by the CNL Restaurant Financial Services Group's management. Utilizing these projections, Merrill Lynch calculated a range of total equity value for CNL Restaurant Financial Services Group based upon the present value of the sum of (a) the CNL Restaurant Financial Services Group's free cash flows from 1999 through 2003 and (b) the present value of the terminal value of the CNL Restaurant Financial Services Group in 2003 calculated utilizing a range of multiples times CNL Restaurant Financial Services Group's projected net income in such year. Applying discount rates ranging from 20.0% to 30.0% and terminal multiples of projected net income ranging from 5.0x to 7.0x, Merrill Lynch calculated the implied total equity value of CNL Restaurant Financial Services Group in a range from $20.5 million and $73.2 million.

 Pro Forma Merger Analysis--CNL Restaurant Businesses

   Merrill Lynch analyzed the pro forma effects resulting from the acquisition of the CNL Restaurant Businesses, including the potential impact on APF's projected stand-alone FFO per share and the anticipated accretion/dilution to APF's FFO per share resulting from the acquisition of the CNL Restaurant Businesses. Merrill Lynch observed that, after giving effect to the acquisition of the CNL Restaurant Businesses inclusive of cost savings, the acquisition of the CNL Restaurant Businesses would be accretive to APF's projected FFO per share in each of the years 1999 through 2001, inclusive.


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 Pro Forma Contribution Analysis--CNL Restaurant Businesses

   Merrill Lynch analyzed the pro forma effects resulting from the contributions of the CNL Restaurant Businesses to APF (see APF discussion below). Using projected operating results and other information supplied by the management teams of APF and the CNL Restaurant Businesses for the years ended 1999 and 2000, Merrill Lynch calculated that CNL Restaurant Businesses would contribute approximately 17.1% of the FFO to the combined company in 1999 and approximately 21.5% of the FFO to the combined company in 2000 in exchange for equity ownership in APF of 14.1% in 1999 and 11.1% in 2000, respectively.

 Relative Discounted Cash Flow Analysis--CNL Restaurant Businesses

   Utilizing the discounted cash flow analyses performed on a stand-alone basis for APF (see APF discussion below) and the CNL Restaurant Businesses, Merrill Lynch calculated the equity value of the CNL Restaurant Businesses as a percentage of the sum of the equity values of APF and the CNL Restaurant Businesses and compared this to the percentage equity ownership interest offered for the CNL Restaurant Businesses as consideration in the post-merger APF. Based on this analysis, Merrill Lynch determined that the CNL Restaurant Businesses contributed between 18.8% and 31.5% of the aggregate equity value of the combined company, in exchange for equity ownership in APF of 14.1%.

 Valuation Analyses--Income Funds

   Net Asset Valuation Analysis. Merrill Lynch performed a net asset valuation, or NAV, for the Income Funds. The NAV for each Income Fund was estimated by combining the stabilized net operating incomes for each of the restaurant properties comprising each of the Income Funds. Merrill Lynch relied on restaurant property rental information included in the appraisal analyses prepared by Valuation Associates to derive 1999 stabilized net operating income for each restaurant property in each Income Fund. In determining the appropriate range of capitalization rates for each Income Fund, Merrill Lynch considered several parameters including the quality of the concepts and the remaining term of the restaurant property leases. The capitalization rates were estimated based on comparable sales of triple-net lease restaurant properties. A sample of 89 comparable sales (provided by Valuation Associates), which occurred from January 1997 through December 1998, indicated a mean capitalization rate of 9.3% and a median capitalization rate of 9.0%. In addition Merrill Lynch considered the capitalization rates indicated from actual dispositions recently made by the Income Funds (56 sales occurring from January 1997 through December 1998). These sales indicated a mean capitalization rate of 9.7% and a median capitalization rate of 9.5% (seven sales with capitalization rates above 14% were excluded from the mean and median calculations). In addition, Merrill Lynch interviewed several brokers, investors and appraisers active in the triple-net lease market for restaurant properties to help confirm the reasonableness of the capitalization rates utilized in its NAV analysis. The Merrill Lynch analysis indicated an aggregated value range for the Income Funds portfolio of $503.5 million to $556.0 million.

   Discounted Cash Flow Analysis. Merrill Lynch performed discounted cash flow analyses on the Income Funds based upon financial projections provided by the General Partners of the Income Funds. Utilizing these projections, Merrill Lynch calculated a range of total equity values for the Income Funds based upon the present value of the sum of (1) the Income Funds' free cash flows from 1999 through 2003 and (2) the projected terminal value of the Income Funds calculated by applying a perpetual growth rate to 2003 free cash flow and adding to such sum the net cash outstanding as of December 31, 1998. Applying discount rates ranging from 11.0% to 12.0% and perpetual growth rates ranging from 1.5% to 2.5%, Merrill Lynch calculated the implied total equity value of the Income Funds in a range from $481.4 million to $571.2 million.

 Pro Forma Merger Analysis--Income Funds

   Merrill Lynch analyzed the pro forma effects resulting from the Acquisition, including the potential impact on APF's projected FFO per share and the anticipated accretion/dilution to APF's FFO per share resulting from the Acquisition. Merrill Lynch observed that, after giving effect to the Acquisition, inclusive of cost savings,

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the Acquisition would be accretive to APF's projected stand-alone FFO per share in each of the years 1999 and 2000 and dilutive for the year 2001. The transaction is dilutive in 2001 because APF stand alone has a growth rate in excess of the Income Funds due to its ability to acquire new assets over time which generates FFO per share growth in excess of that in an unlevered, stagnant portfolio such as the Income Funds.

 Pro Forma Contribution Analysis--Income Funds

   Merrill Lynch also analyzed the pro forma effects resulting from the contributions of the CNL Income Funds to APF (see APF discussion below). For purposes of this analysis it was assumed that the synergies associated with the contribution of the Income Funds are included in the FFO of the Income Funds. Using projected operating results and other information supplied by the management teams of APF and the Income Funds for the years ended 1999 and 2000, Merrill Lynch calculated that the Income Funds would contribute approximately 42.6% of the FFO for the combined company in 1999 and approximately 34.9% of the FFO for the combined company in 2000 in exchange for equity ownership in APF of 42.3% in 1999 and 34.6% in 2000, respectively.

 Relative Discounted Cash Flow Analysis -- Income Funds

   Utilizing the discounted cash flow analyses performed on a stand-alone basis for APF (see APF discussion below) and the Income Funds, Merrill Lynch calculated the equity value of the Income Funds as a percentage of the sum of the equity values of APF and the Income Funds and compared this to the percentage equity ownership interest offered for the Income Funds as consideration in the post-Acquisition APF. Based on this analysis, Merrill Lynch determined that the Income Funds contributed between 32.4% and 42.4% of the aggregate equity value of the combined company, in exchange for equity ownership in APF of 42.2%.

 Valuation Analyses--APF

   Analysis of Selected Comparable Publicly Traded Companies. Using publicly available information and estimates of future financial results taken from recent research reports published by First Call, Merrill Lynch compared certain financial and operating information for APF, on a standalone basis, with the corresponding financial and operating information for a group of corresponding publicly traded companies that Merrill Lynch deemed to be reasonably comparable to APF for the purpose of its analysis. With respect to APF, Merrill Lynch selected as comparable companies a group of publicly traded, triple-net lease REITs, including Capital Automotive REIT, Captec Net Lease Realty, Inc., Commercial Net Lease Realty Inc., Entertainment Property Trust, Franchise Finance Corporation of America, National Golf Properties, Inc., Prison Realty Trust, Inc., Realty Income Corporation, Trinet Corporate Realty Trust, Inc. and U.S. Restaurant Properties, Inc.

   Merrill Lynch's comparisons resulted in the following relevant ranges for the APF comparable companies as of February 5, 1999: (1) a range of share price as a multiple of estimated 1998 FFO per share of 7.3x to 11.3x, with a mean of 9.5x and a median of 9.7x; (2) a range of share price as a multiple of estimated 1999 FFO per share of 6.7x to 9.7x, with a mean of 8.2x and a median of 8.3x; (3) a range of share price as a multiple of estimated 2000 FFO per share of 6.7x to 8.9x, with a mean of 7.7x and a median of 8.0x; and (4) a range of five-year compounded annual growth rates in FFO per share of 6.0% to 20.0%, with a mean of 11.0% and a median of 9.5%. By applying what Merrill Lynch considered to be the relevant range of multiples, this analysis yielded an implied range of values for APF shares of $6.83 to $8.65 on a diluted basis and prior to the reverse stock split.

   Although not relevant to or impacting on its fairness determination with respect to the acquisition of CNL Restaurant Businesses or the Acquisition, Merrill Lynch in connection with its oral delivery of the fairness opinions supplementally advised the APF Special Committee that over the period from June 1995 through August 1998 the APF comparable companies' median share price as a multiple of current year FFO per share was in a range of 9.5x to approximately 11.5x which, if applied to the estimated 1999 FFO per share of APF, would imply a per share value range of $8.65 to $10.47 on a diluted basis.

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


   Discounted Cash Flow Analysis. Merrill Lynch performed discounted cash flow analyses on a stand- alone basis of APF based upon financial projections provided by APF's management. Utilizing these projections, Merrill Lynch calculated a range of equity values per share for APF based upon the present value of the sum of (a) APF's dividends per share from 1999 through 2003 and
(b) the projected terminal value of APF in 2003 calculated utilizing a range of multiples of times APF's projected FFO per share in such year. Applying discount rates ranging from 9.5% to 11.5% and terminal multiples of projected FFO per share ranging from 7.0x to 9.0x, Merrill Lynch calculated the implied equity value per APF Share in a range from $10.38 to $13.40 on a diluted basis, prior to the reverse stock split. Merrill Lynch then calculated a range of equity values per APF Share based upon the present value of the sum of (a) APF's FFO per share from 1999 through 2003 and (b) the projected terminal value of APF in 2003 calculated utilizing a range of multiples of APF's projected FFO per share in such year. Applying discount rates ranging from 9.5% to 11.5% and terminal multiples of projected FFO per share ranging from 7.0x to 9.0x, Merrill Lynch calculated the implied equity value per APF Share in a range from $11.32 to $14.41 on a diluted basis, prior to the reverse stock split. Merrill Lynch then calculated a range of equity values per APF Share based upon the present value of the sum of (a) APF's adjusted FFO per share from 1999 through 2003 and (b) the projected terminal value of APF in 2003 calculated utilizing a range of multiples times APF's projected FFO per share in such year. Applying discount rates ranging from 9.5% to 11.5% and terminal multiples of projected FFO per share ranging from 7.0x to 9.0x, Merrill Lynch calculated the implied equity value per APF Share in a range from $11.30 to $14.40 on a diluted basis, prior to the reverse stock split.

   Pursuant to a letter agreement dated December 4, 1998, APF agreed to pay Merrill Lynch a fee on the date Merrill Lynch delivered its fairness opinions to the APF Special Committee as consideration for the rendering of the fairness opinions, and if reasonably requested by APF prior to consummation of the Acquisition, any bring-down opinions. In addition, APF agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with its services provided under such letter agreement, including the reasonable fees and disbursements of its legal counsel. APF also agreed to indemnify Merrill Lynch and certain affiliated persons against certain liabilities related to, based upon or arising out of its rendering of services under such letter agreement.

   Merrill Lynch is currently engaged by APF, as is Salomon Smith Barney, to act as underwriter or placement agent in connection with certain proposed equity financings for APF that may in the future be undertaken by APF and, if it acts in this capacity in connection with such financings, it will receive customary compensation for this service as provided under the terms of such engagement. In addition, Merrill Lynch was retained (1) in June 1998 by APF to act as financial advisor in connection with the review of certain strategic alternatives considered by APF and (2) in July 1998 by the CNL Financial Corporation and CNL Financial Services, Inc. to act as financial advisor and lead placement agent in connection with the structuring and issuance of certain franchise loan-backed securities and has received fees for the rendering of such services. In addition, in the ordinary course of business, Merrill Lynch may in the future actively trade APF Shares for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

                                THE ACQUISITION

   In order to effect the Acquisition of the Income Funds by APF or its subsidiaries, the Income Funds that vote in favor of the Acquisition will be merged with and into the Operating Partnership, which is a wholly-owned subsidiary of APF. As described above, you will receive APF Shares in exchange for your units, not Operating Partnership units. Following is an overview of the principal components and other key aspects of the Acquisition, including the merger. We note, however, that the description herein is a summary, and we refer you to each of the Agreements and Plans of Merger, as amended, by and between APF and each of the Income Funds, which we refer to as the Merger Agreements, the copy or copies of which for your Income Fund(s) is or are attached to the supplement accompanying this consent solicitation as Appendix B, for a complete description of the merger of the Income Funds with and into the Operating Partnership. By this reference to the Merger Agreements, we are incorporating each of the Merger Agreements into this consent solicitation as required by the federal securities laws.

Conditions to Acquisition

   We have established certain conditions that must be satisfied in order for the Acquisition to be consummated, including the following:

  . the APF Shares must be listed on the NYSE prior to or concurrently with the consummation of the Acquisition;

  . the stockholders of APF must have approved the increase the number of shares authorized in the Articles of Incorporation to be issued by APF,
    at a special meeting of APF stockholders scheduled for     , 1999.

  . if fewer than all of the Income Funds approve the Acquisition, the Special Committee of APF must receive a fairness opinion from Merrill Lynch stating that the consideration payable to the approving Income Funds is fair to APF from a financial point of view.

   As a condition to closing the Acquisition of any Income Fund, the aggregate amount of notes to be issued to Limited Partners who elect to receive notes may not exceed 15% of the estimated value of APF Shares payable to such Income Fund based on the exchange value. To the extent that the aggregate amount of notes to be issued to the Limited Partners of any Fund exceeds this 15% limitation, APF has the right, pursuant to the terms each Income Fund's Merger Agreement, to decline to acquire the Income Fund.

   It is presently APF's intention, upon listing of the APF Shares or shortly thereafter to begin an underwritten public offering if market conditions permit. Such a public offering, however, is not a condition to the closing of the Acquisition.

Merger Agreements

   If your Income Fund approves the Acquisition, that approval also constitutes consent to the merger of the Income Fund with and into the Operating Partnership pursuant to the terms and conditions of the Merger Agreement into which your Income Fund enters. Each of the Merger Agreements generally provides that in accordance with its terms, the Florida Revised Uniform Limited Partnership Act (1986) and the Delaware Revised Uniform Limited Partnership Act, at the time of filing of a merger certificate in each state, the Income Funds that approve the Acquisition will be merged with and into the Operating Partnership, and the Operating Partnership will continue as the surviving entity. At the time the merger occurs, all of the restaurant properties and other assets and the liabilities of each Income Fund approving the Acquisition will be deemed to have been transferred to the Operating Partnership.

   If your Income Fund approves the Acquisition, it will also have consented to all actions necessary or appropriate to accomplish the Acquisition, provided that, with respect to Income Funds XI through XVI, a separate vote will be required to approve any required amendments to the partnership agreement governing that Income Fund. For information regarding how your Income Fund's partnership agreement is being amended in connection with approval of the Acquisition, we encourage you to read the supplement pertaining to your Income Fund that accompanies this consent solicitation.

Approval and Recommendation of the General Partners

   We, as the general partners of the Income Funds, have unanimously approved the Acquisition. We believe that the terms of the Acquisition provide substantial benefits and are fair to you. As such, we recommend that you vote "For" approval of the Acquisition. For a specific description of our analysis in reaching this recommendation, see "Our Recommendation and Fairness Determination." You are, however, urged to consider the risks described in "Risk Factors" and the comparison of an investment in the Income Funds versus an investment in APF in "Comparison of Ownership of Units, Notes and APF Shares." As we have already discussed, if your Income Fund elects to be acquired in the Acquisition, you will have tax consequences, if you are subject to federal income tax. Accordingly, we also recommend that you consult with your tax advisor prior to casting your vote.

Vote Required for Approval of the Acquisition

   In order for APF to acquire your Income Fund, Limited Partners holding a majority of the outstanding units of the Income Fund must vote in favor of the Acquisition. As long as a single Income Fund votes in favor of the Acquisition and all of the conditions to closing are met, the Acquisition will be consummated with respect to that Income Fund regardless of whether any other Income Fund votes in favor of the Acquisition.

Consideration

   If your Income Fund is acquired by APF, you will receive APF Shares unless you vote against the Acquisition and affirmatively elect to receive notes described below. If your Income Fund votes against the Acquisition, your Income Fund will continue as an independent entity which will contract with APF to provide restaurant property management services under the same terms pursuant to which such services were previously provided by the Advisor.

   APF Shares. The consideration payable to each Income Fund will consist of APF Shares. The number of APF Shares that you will receive upon the consummation of the Acquisition will be in accordance with your Income Fund's partnership agreement which specifies how consideration is distributed to partners in the event of a liquidation of your Income Fund. In addition, in the event that your Income Fund approves the Acquisition, the aggregate number of APF Shares paid to your Income Fund will be reduced by your Income Fund's proportionate share of certain expenses of the Acquisition. You will receive APF Shares unless you vote "Against" the Acquisition and expressly elect to receive the notes, in which case you would receive notes in an amount equal to 97% of your portion of the APF Share consideration that would have otherwise been paid to your Income Fund, based on the exchange value.

   Notes. If your Fund votes in favor of and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to receive notes. The payment received by you or other Limited Partners who elect the notes will be equal to 97% of your portion of the APF Share consideration that would have otherwise been paid to your Income Fund, based on the exchange
value. The notes will bear interest at 7.0% annually and will mature on     ,
2004 callable at any time.

   General Partners. We, as the general partners of the Income Funds and assuming that all of the Income Funds are acquired in the Acquisition, also will receive an estimated aggregate of 138,150 APF Shares as a result of our general partner interests in the Income Funds. The APF Shares allocated to your Income Fund will be issued to and allocated between you and the other Limited Partners, excluding those amounts that will be allocated to Limited Partners that elected to receive the notes, and us in the same manner as net liquidation proceeds would be distributed under your Income Fund's partnership agreement as if your Income Fund's restaurant properties and other assets were sold, and your Income Fund were distributing net liquidation proceeds in an amount equal to the value of the number of APF Shares paid to each Income Fund by APF. For a discussion of the portion of the consideration payable to us if your Income Fund is acquired, see the supplement accompanying this consent solicitation.

Estimated Value of APF Shares Payable to Income Funds

   The following table sets forth information for each Income Fund regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The data in these tables assumes that none of the Limited Partners has elected the notes. You should note that the APF Shares may trade at prices significantly below the exchange value upon listing on the NYSE.

                                         Original
                                          Limited
                                          Partner
                                        Investments
                           Original      less any
                            Limited    Distributions
                            Partner    of Net Sales  Number of                                            Estimated Value
                          Investments  Proceeds per     APF     Estimated                                of APF Shares per
                           less any       Average     Shares    Value of                Estimated Value   Average $10,000
                         Distributions    $10,000     Offered  APF Shares   Estimated    of APF Shares   Original Limited
                         of Net Sales    Original    to Income Payable to  Acquisition after Acquisition      Partner
Income Fund               Proceeds(1)  Investment(1)   Fund    Income Fund  Expenses       Expenses         Investment
-----------              ------------- ------------- --------- ----------- ----------- ----------------- -----------------
I.......................  $12,001,150     $8,001       578,880 $11,577,600  $158,000      $11,419,600         $7,613
II......................   23,046,408      9,219     1,196,634  23,932,680   295,000       23,637,680          9,455
III.....................   22,253,502      8,901     1,041,451  20,829,020   266,000       20,563,020          8,225
IV......................   28,226,458      9,409     1,334,008  26,680,160   344,000       26,336,160          8,779
V.......................   22,258,682      8,903     1,024,516  20,490,320   240,000       20,250,030          8,100
VI......................   35,000,000     10,000     1,865,194  37,303,880   421,000       36,882,880         10,429
VII.....................   30,000,000     10,000     1,601,186  32,023,720   390,000       31,633,720         10,439
VIII....................   35,000,000     10,000     2,021,318  40,426,360   460,000       39,966,360         11,261
IX......................   35,000,000     10,000     1,850,049  37,000,980   437,000       36,563,980         10,351
X.......................   40,000,000     10,000     2,121,622  42,432,440   481,000       41,951,440         10,390
XI......................   40,000,000     10,000     2,197,098  43,941,960   477,000       43,464,960         10,761
XII.....................   45,000,000     10,000     2,384,248  47,684,960   518,000       47,166,960         10,402
XIII....................   40,000,000     10,000     1,943,093  38,861,860   441,000       38,420,860          9,605
XIV.....................   45,000,000     10,000     2,156,521  43,130,420   475,000       42,655,420          9,479
XV......................   40,000,000     10,000     1,866,951  37,339,020   422,000       36,917,020          9,229
XVI.....................   45,000,000     10,000     2,160,474  43,209,480   473,000       42,736,480          9,497

--------

(1) The original Limited Partner investments in CNL Income Fund, Ltd., CNL Income Fund II, Ltd., CNL Income Fund III, Ltd., CNL Income Fund IV, Ltd. and CNL Income Fund V, Ltd. were $15,000,000, $25,000,000, $25,000,000,
    $30,000,000 and $25,000,000, respectively. These columns reflect, as of December 31, 1998 an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of properties (both as a special distribution and those that were added to working capital and subsequently distributed) for CNL Income Fund, Ltd. through CNL Income Fund V, Ltd.

No Fractional APF Shares

   No fractional APF Shares will be issued by APF in the Acquisition. Each Limited Partner who would otherwise be entitled to fractional APF Shares will receive one APF Share for each fractional APF Share of 0.5 or greater. No APF Shares will be issued for fractional APF Shares of less than 0.5. The maximum amount which a Limited Partner could forfeit if such Limited Partner's fractional share was 0.4999 is approximately $9.99, on a per Limited Partner, not a per unit, basis, assuming the exchange value.

Effect of the Acquisition on Limited Partners Who Vote Against the Acquisition

   If you vote "Against" the Acquisition, you do not have a statutory right to elect to be paid the appraised value of your interest in the Income Fund. If you vote "Against" the Acquisition, you do have the right to elect to receive notes if your Income Fund otherwise approves the Acquisition. Under this option you would receive as consideration an amount of notes equal to 97% of your portion of the APF Share consideration that would otherwise have been paid to your Income Fund, based on the exchange value. The terms of the notes are described in more detail under "Description of Notes" on page 173. The liquidation valuation amount for your Income Fund is the amount estimated by Valuation Associates as set forth in the supplement accompanying this consent solicitation. Holders of the notes will be entitled to receive only the principal and interest payments required by the terms of the notes and will not have the rights of APF stockholders to participate in APF's dividends and distributions or in any growth in the value of APF's stockholders' equity.

Effect of Acquisition on Income Funds Not Acquired

   If APF does not acquire your Income Fund in the Acquisition, it will continue to operate as a separate limited partnership with its own assets and liabilities. There will be no change in the investment objectives of the Income Fund, and the Income Fund will remain subject to the terms of its partnership agreement. Since APF acquired the Advisor in its acquisition of the CNL Restaurant Businesses, APF has assumed all of the management functions formerly performed by the Advisor for the Income Funds. Thus, for any Income Funds not acquired in the Acquisition, APF will provide such management functions.

Acquisition Expenses

   If APF acquires your Income Fund in the Acquisition, your Income Fund will pay a portion of the transaction costs as reflected in the supplement attached to this consent solicitation. The number of APF Shares that you receive will reflect a reduction for your Income Fund's expenses of the Acquisition.

   If your Income Fund votes "Against" the Acquisition, then your Income Fund will bear the portion of its Acquisition expenses based upon the percentage of votes "For" the Acquisition, and we, as the general partners of the Income Fund, will bear the portion of such Acquisition expenses based upon the percentage of votes "Against" the Acquisition, plus any abstentions.

Accounting Treatment

   The Acquisition will be accounted for as a purchase under GAAP.

                          BENEFITS OF THE ACQUISITION

   The Acquisition is being proposed at this time because we believe, after considering the risks described in "Risk Factors" above, that the expected benefits of the Acquisition outweigh the risks of the Acquisition, and we believe that it is the best way for you to maximize returns on your investment. You should carefully compare the risks of approving the Acquisition described in "Risk Factors" with the expected benefits of your Income Fund being acquired. The expected benefits include the following:

  . Growth Potential. We believe that there is greater potential for increased distributions to you as an APF stockholder and for appreciation in the price of your APF Shares than there would be for you as a Limited Partner of your Income Fund holding units. This growth potential results from future acquisitions of additional restaurant properties, making mortgage loans and engaging in financing activities. In addition, as a result of APF's acquisition of the Advisor, we believe that the value of APF Shares will be enhanced because, as discussed previously, the investing public prefers internally-advised REITs. We believe that substantial opportunities currently exist to acquire additional restaurant properties at attractive prices and to make mortgage loans on favorable terms. Your Income Fund cannot take advantage of such opportunities because its partnership agreement generally restricts it from borrowing, making additional acquisitions, developing restaurant properties and making mortgage loans. In addition, because APF can use cash, APF Shares or indebtedness to acquire additional restaurant properties, APF will have a greater degree of flexibility in making future acquisitions on advantageous economic terms. APF may also take advantage of its structure as an umbrella partnership REIT, or an UPREIT, to acquire additional portfolios of restaurant properties by using, as consideration, units of its Operating Partnership. The use of Operating Partnership units enables APF to make certain types of acquisitions in a structure that permits the seller to defer the federal taxes due on the sale while providing to sellers the same opportunities to participate in APF's growth as the holders of APF Shares have. This ability gives APF a tremendous advantage over other potential acquirors who do not have the option of using partnership units, but instead may only acquire these portfolios in a taxable manner using cash or capital stock, particularly in instances where the sellers would have to recognize a substantial amount of taxable gain as a result of the transaction. Also, APF's ability to acquire portfolios in a manner that is tax-deferred for the seller may allow APF to pay less consideration than would otherwise be necessary in a taxable transaction due to the seller's ability to control the timing of its gain recognition. We believe that as a result of its publicly traded equity securities, large base of assets and ability to incur indebtedness, APF will have substantial access to the capital necessary for funding its operations, consummating future acquisitions and making mortgage loans on attractive terms. However, APF currently intends to maintain a ratio of total indebtedness to total assets of not more than 45%.

  . Diversification Benefit. The combination of the restaurant properties owned by the Income Funds with APF's existing restaurant properties, as well as future property acquisitions made by APF, will diversify your investment over a larger number of properties, a broader group of restaurant types and tenants and geographic locations. As of March 31, 1999, 88% of APF's tenants were the franchisor of the restaurant chain or one of the top five franchisees of a particular restaurant chain based on sales. Your investment also will become more diversified because a portion of your investment in APF would be represented by the mortgage loans that APF makes and by its other financing activities. Your investment will also change from being an interest in a closed, finite-life entity to an investment in a growing operating company. This diversification will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, the limited portfolio of restaurant properties currently owned by your Income Fund.

  . Operational Economies of Scale. The combination of the Income Funds into the business already owned by APF will result in administrative and operational economies of scale and cost savings for APF. Particularly because the Income Funds are all public entities subject to the SEC's reporting requirements, the combination of the Income Funds into a single public company in APF would save considerable compliance costs. In addition, if your Income Fund is acquired, you will no longer receive a Schedule K-1 for your tax reporting which generally was provided to you each February. You will instead receive a Form 1099-DIV, a much simpler reporting form, which will be provided each January.

  . Liquidity. We believe the Acquisition provides you with liquidity of your investment, which means your APF Shares would be freely tradable, for two reasons. First, the market for the units you own is very limited because the units are not listed on an exchange and, therefore, a potential buyer has no real basis upon which to value the units. Because your Income Fund's partnership agreement contains limitations on the transfer of your units, you may not be able to sell your units even if you were able to locate a willing buyer. As a stockholder of APF, you will own APF Shares which will be listed on the NYSE, and therefore publicly valued, and there will be no restrictions on your ability to sell the APF shares you own. Second, as a holder of units that are non-tradable, the pool of potential buyers for your units is limited and, to the extent that there is a willing buyer, the buyer would likely acquire your units at a substantial discount. As a holder of APF Shares and assuming APF acquires all of the Income Funds, you will be a stockholder of a company that will have total assets of approximately $1.5 billion and more than 71,000 stockholders and is expected to be one of the largest triple-net lease REITs in the United States. Concurrently with or shortly following the Acquisition, APF intends to engage in an underwritten public offering, if market conditions permit. Such a public offering would promote a following of APF by market analysts and institutional interest in APF which, in turn, could further enhance the liquidity of the APF Shares.

  . Future Development and Mortgage Loan Opportunities. As a result of APF's acquisition of the CNL Restaurant Businesses, APF acquired restaurant property development capabilities, mortgage origination, securitization and servicing capabilities. Because APF has acquired these capabilities, APF now has an additional pool of operators of national and regional restaurant chains to which it can offer triple-net lease and mortgage loan financing. APF's current financing commitments with operators of national and regional restaurant chains either through triple-net lease financing or mortgage loan financing are $427 million. APF is now in the position to capitalize on these mortgage commitments and the corresponding potential to grow the restaurant development and mortgage financing businesses in the future. In addition, we believe APF's relationship with CNL Advisory Services, Inc. will enhance APF's financing business. CNL Advisory Services provides merger, acquisition, divestiture and strategic planning services to operators of national and regional restaurant chains which desire to grow or streamline their business operations. For the quarter ended March 31, 1999, CNL Advisory Services negotiated the acquisition of 23 restaurant properties having an aggregate purchase price of in excess of $23.1 million. Through a 10 year contractual arrangement, CNL Advisory Services has granted to APF the right of first refusal to provide triple-net lease or mortgage loan financing to CNL Advisory Services' clients. We believe this represents an additional pipeline of potential customers to which APF can target its financial products.

  . Public Market Valuation of Assets. We believe that the public market valuations of the equity securities of many publicly-traded real estate companies, including REITs that focus on the restaurant industry, are in part based on the growth potential of such companies and have historically exceeded the net book values of their real estate assets. You should be aware, however, that the APF Shares may not trade at a premium to the net book values per unit of the Income Funds, and, to the extent the APF Shares do trade at a premium, that the relative pricing differential may change or be eliminated in the future.

  . Regular Quarterly Cash Distributions. We expect that APF will make regular quarterly cash distributions to its stockholders. While these distributions may not be higher than certain of the Income Funds' current distributions, the ability to receive distributions quarterly and in regular amounts would be enhanced, because, unlike the Income Funds, APF will have the ability to increase its portfolio of assets from which income will be derived. Historically, APF's annualized distribution rate on the APF Shares has been 7.625% based on the exchange value. While APF cannot guarantee an increase in its distribution rate, APF believes that as a result of its acquisition of the CNL Restaurant Businesses and the Income Funds that it will be able to increase the yield. APF's belief is based primarily on APF's ability to leverage its existing restaurant properties and the restaurant properties acquired in the

   Acquisition, the synergies created as a result of the acquisition of the CNL Restaurant Businesses and the Income Funds and the elimination of the fees payable to the Advisor as a result of the acquisition of the Advisor.

  . Greater Access to Capital. With publicly-traded equity securities, access to debt financing, a larger base of assets and a greater equity value than any of the Income Funds individually, APF expects to have greater access to the capital necessary for funding its operations and consummating acquisitions on more attractive terms than would be available to any of the Income Funds individually. Also, APF's UPREIT structure with the Operating Partnership provides it with additional potential access to capital through the sale of the Operating Partnership's units. This greater access to capital should provide greater financial stability and growth to APF.

  . Greater Reduction of Conflicts of Interest. APF will be operated as an internally-advised REIT with management employed by APF, thereby eliminating fees paid to the Advisor, reducing various conflicts of interest and creating an alignment of the interests of the stockholders and management. The persons engaged to manage APF will be directly accountable to APF. They will not be employees of a separate management company or investment advisor whose activities could be determined by objectives and goals inconsistent with APF's financial objectives. Management will owe its duty of loyalty only to APF. By contrast, externally-advised limited partnerships and REITs may have no such commitment from a management team to focus exclusively on their portfolios.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of the Income Funds, we each have a contractual obligation pursuant to your Income Fund's partnership agreement as well as an obligation under state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners in each Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to each Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to all of the other Income Funds and also on APF's Board of Directors.

Substantial Benefits to General Partners

   As a result of the Acquisition, assuming all of the Income Funds are acquired, we expect to receive three material benefits. These benefits include:

  . With respect to our ownership in the Income Funds, we may be issued up to an estimated aggregate of 138,150 APF Shares in accordance with the terms of the Income Funds' partnership agreements. The 138,150 APF Shares issued to us will have an estimated value, based on the exchange value, of $2,763,000.

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice-Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds' have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

             COMPARISON OF OWNERSHIP OF UNITS, NOTES AND APF SHARES

   The information below highlights a number of the significant differences between the Income Funds and APF relating to, among other things, form of organization, investment objectives, policies and restrictions, asset diversification, capitalization, management structure, compensation and fees and investor rights, and compares certain legal rights associated with the ownership of units, notes and APF Shares assuming APF's stockholders approve certain amendments to APF's Articles of Incorporation. We have included these comparisons to assist you in understanding how your investment will be changed if, as a result of the Acquisition, your units are exchanged for APF Shares or notes, if you choose to receive notes. This discussion is only a summary and does not constitute a complete discussion of these matters, and we strongly encourage you to carefully review the rest of this consent solicitation as well as the accompanying supplement for additional important information.

                        Form of Organization and Purpose

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

Each of the Income Funds is a             APF is a Maryland corporation which
Florida limited partnership. The          has qualified as a REIT during 1995,
Income Funds' primary business is to      1996, 1997 and 1998 and expects to
invest in fast-food, family-style         continue to qualify as a REIT under
and casual dining restaurant              the Code. APF's primary business,
properties. The Income Funds lease        like the Income Funds, is the
the restaurant properties on a            ownership and management of
triple-net lease basis to operators       restaurant properties leased to
of national and regional restaurant       operators of national and regional
chains.                                   restaurant chains on a triple-net
                                          basis. Upon APF's acquisition of the
                                          CNL Restaurant Businesses described
                                          on page 132, APF became a full-
                                          service REIT with the ability to
                                          offer a complete range of restaurant
                                          property services to prospective
                                          operators of national and regional
                                          restaurant chains, from mortgage
                                          loan financing, triple net lease
                                          financing and securitizing mortgage
                                          loans to site selection and
                                          development.

   APF will have broader business opportunities than your Income Fund and will have access to additional financing opportunities which are currently not accessible to your Income Fund. However, several of the additional financing opportunities involve risks which do not exist in the case of your Income Fund, and we encourage you to review "Risk Factors" for detailed description of such risks.

                         Length and Type of Investment

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

Each Income Fund is a finite-life         APF will have a perpetual term and
entity with a stated term which           intends to continue its operations
expires between 2017 and 2031. As a       for an indefinite time period. To
Limited Partner of your Income Fund,      the extent APF sells or refinances
you are entitled to receive cash          its assets, the net proceeds from
distributions out of your Income          such sale or refinancing will
Fund's net operating income, if any,      generally be reinvested in
and to receive cash distributions,        additional restaurant properties or
if any, upon liquidation of your          retained by APF for working capital
Income Fund's real estate                 and other corporate purposes, except
investments.                              to the extent distributions thereof
                                          must be made to permit APF to
                                          continue to qualify as a REIT for
                                          tax purposes and that, pursuant to
                                          the terms of the notes, repayments
                                          of notes must be made to former
                                          Limited Partners if APF sells
                                          restaurant properties formerly held
                                          by their Income Funds. As an APF
                                          stockholder, you are entitled to
                                          receive cash distributions, to the
                                          extent APF's Board of Directors
                                          determines. As a result of APF's
                                          Shares being listed on the NYSE,
                                          your shares will be freely tradable.
                                          Therefore, you may decide to sell
                                          your APF Shares at any time you so
                                          determine.

   The Income Funds are structured to dissolve when the assets of the Income Funds are liquidated or after a period ranging between 30 and 40 years, depending on the Income Fund, if no liquidation occurs sooner. In contrast, APF generally is and will continue to be an operating company and will reinvest the proceeds of asset dispositions, if any, in new restaurant properties or other appropriate investments consistent with APF's investment objectives.

                     Business and Property Diversification

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

The investment portfolio of each          Assuming the acquisition of the CNL
Fund currently consists of between        Restaurant Businesses had occurred
17 and 57 restaurant properties and       on March 31, 1999, APF would have
other non-real estate assets, such        had triple-net leases or mortgage
as cash and accounts receivable.          loans with respect to 1,113
                                          restaurant properties. Assuming the
                                          CNL Restaurant Businesses and all of
                                          the Income Funds had been acquired
                                          by APF as of March 31, 1999, APF
                                          wold have owned an interest in,
                                          directly or indirectly through the
                                          Operating Partnership, a portfolio
                                          of 1,687 restaurant properties.

   The investment portfolio of each Income Fund currently consists of between 17 and 57 restaurant properties. Through the Acquisition, and through additional investments that may be made by APF from time to time, APF intends to maintain an investment portfolio substantially larger and more diversified than the assets of any of the Income Funds individually. APF's ability to make mortgage loans further diversifies APF's business by providing it with the ability to offer a full range of financing opportunities to operators of national and regional restaurant chains. As a result of APF's acquisition of the CNL Restaurant Financial Services Group, we believe that the pool of targeted customers to which APF markets its financial products will increase. In addition, the larger portfolio will diversify your investment over a broader group of restaurant properties and type of financial investment, such as mortgage loans and securitizations, with multiple brands and market segments and will reduce the dependence of your investment upon the performance of, and the exposure to the risks associated with, any particular group of restaurant properties currently owned by an individual Income Fund.

                               Borrowing Policies

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

                                          APF is not restricted under its
Your Income Fund cannot incur debt        Articles of Incorporation from
or is restricted in the amount and        incurring debt. At the time of the
nature of debt. Further, your Income      Acquisition, APF will have a policy
Fund does not incur debt in the           of incurring debt only if
ordinary course of business.              immediately following such
                                          incurrence the debt-to-total assets
                                          ratio would be 45% or less. APF's
                                          Board of Directors has the ability
                                          to alter or eliminate this policy at
                                          any time.

   As a holder of APF Shares, you will become an investor in an entity that may incur debt in the ordinary course of business and that invests proceeds from borrowings. The ability of APF to incur debt in the ordinary course of business increases the risk of your investment in APF Shares. At the time of the Acquisition, APF will have a policy of incurring debt only if immediately following such occurrence the debt-to-total assets ratio would be 45% or less.

                         Other Investment Restrictions

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

The partnership agreements of the         Neither APF's Articles of
Income Funds contain provisions that      Incorporation nor its bylaws impose
prohibit (i) the investment in            any restrictions upon the types of
restaurant properties of cash             investments that may be made by APF,
available for distribution, (ii) the      except that under the Articles of
purchase or lease of any real             Incorporation, the Board of
property without the support of an        Directors is prohibited from taking
appraisal report of an independent        any action that would terminate
appraiser of restaurant properties,       APF's status as a REIT, unless a
(iii) the acquisition of any              majority of the stockholders vote to
property in exchange for interests        terminate such status. APF's
in the Income Fund, (iv) the              Articles of Incorporation and bylaws
acquisition of securities of other        do not impose any restrictions upon
issuers or (v) the making of              the vote to terminate APF's status
mortgage loans, junior deeds of           as a REIT. APF's Articles of
trust or similar obligations. The         Incorporation and Bylaws do not
Income Funds generally cannot raise       impose any restrictions on dealings
additional funds for, or reinvest         between APF and directors, officers
net sales or refinancing proceeds         and APF's affiliates. Section 2-419
in, new investments, without              of the Maryland General Corporation
amendments to their partnership           Law, which we refer to as the MGCL,
agreements. In addition, a                however, requires that the material
substantial number of the Income          facts of the relationship, the
Funds cannot reinvest net sales or        interest and the transaction must be
refinancing proceeds in new               (1) disclosed to the Board of
investments or redeem or repurchase       Directors and approved by the
units.                                    affirmative vote of a majority of
                                          the disinterested directors, (2)
                                          disclosed to the stockholders and
                                          approved by the affirmative vote of
                                          a majority in interest of the
                                          disinterested stockholders, or (3)
                                          in fact fair and reasonable. In
                                          addition, APF has adopted a policy
                                          which requires that all contracts
                                          and transactions between APF and
                                          directors, officers or APF's
                                          affiliates must be approved by the
                                          affirmative vote of a majority of
                                          the disinterested directors.

   Some of the Income Fund's partnership agreements contain provisions which prohibit or hinder further investment by the Income Fund. The organizational documents of APF, however, provide APF with wide latitude in choosing the type of investments it may pursue.

                               Management Control

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

As the general partners of the            The Board of Directors will direct
Income Funds, we generally have the       the management of APF's business and
exclusive right and power to conduct      affairs subject to restrictions
the business and affairs of the           contained in APF's Articles of
Income Funds and may appoint,             Incorporation and bylaws and
contract or otherwise deal with any       applicable law. The Board of
person, including employees of our        Directors, the majority of which
affiliates, to perform any acts or        will be independent directors, will
services for the Income Funds             be elected at each annual meeting of
necessary or appropriate for the          the stockholders. The policies
conduct of the business and affairs       adopted by the Board of Directors
of the Income Funds. As a Limited         may be altered or eliminated without
Partner of an Income Fund, you have       a vote of the stockholders.
no right to participate in the            Accordingly, except for their vote
management and control of your            in the elections of directors and
Income Fund and have no voice in          their vote in certain major
your Income Fund's affairs except on      transactions, stockholders will have
limited matters that may be               no control over the ordinary
submitted to a vote of the Limited        business policies of APF. The Board
Partners under the terms of your          of Directors cannot take any action
Income Fund's partnership agreement.      that would terminate APF's status as
Under each Income Fund's partnership      a REIT, without the majority vote of
agreement, Limited Partners have the      the stock entitled to be voted.
right to remove us by a majority
vote in interest with or without
cause. In all cases, however, our
removal can only occur if the
Limited Partners find a successor
general partner.

   Under the partnership agreements for the Income Funds, we generally have the exclusive right and power to conduct the business and affairs of the Income Funds. As a Limited Partner, you have no voice in the affairs of the Income Funds except on certain limited matters. All of the Income Funds permit our removal by the Limited Partners without cause. Under APF's Articles of Incorporation and bylaws, the Board of Directors directs management of APF. Except for their vote in the elections of directors and their vote in major transactions specified in the Articles of Incorporation and Maryland law, stockholders have no control over the management of APF.

                                Fiduciary Duties

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

                                          Under the MGCL, the directors must
As a Florida limited partnership,         perform their duties in good faith,
Florida law provides that we, as the      in a manner that they reasonably
general partners of the Income            believe to be in the best interests
Funds, are accountable as                 of APF and with the care of an
fiduciaries to the Income Funds and       ordinary prudent person in a like
owe the Income Funds and their            position. Directors of APF who act
Limited Partners a duty of loyalty        in such a manner generally will not
and a duty of care, and are required      be liable to APF for monetary
to exercise good faith and fair           damages arising from their
dealing in conducting the affairs of      activities.
the Income Funds. The duty of good
faith requires that we deal fairly
and with complete candor toward the
Limited Partners. The duty of
loyalty requires that, without the
Limited Partners' consent, we may
not have business or other interests
that are adverse to the interests of
the Income Funds. The duty of fair
dealing also requires that all
transactions between ourselves and
the Income Funds be fair in the
manner in which the transactions are
effected and in the amount of the
consideration received by us.

   We, as the general partners of the Income Funds, and the Board of Directors of APF, respectively, owe fiduciary duties to their constituent parties. Some courts have interpreted the fiduciary duties of the Board of Directors in the same way as the duties of a general partner in a limited partnership. Other courts, however, have suggested that our duties to you and the other Limited Partners may be greater than the fiduciary duties of the directors of APF to APF's stockholders. It is unclear, however, whether, or to what extent, there are actual differences in such fiduciary duties.

                   Management's Liability and Indemnification

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

Under Florida law, we, as the             APF's Articles of Incorporation
general partners of the Income            provide that the liability of APF's
Funds, are liable for the repayment       directors and officers to APF and
of Income Fund obligations and            its stockholders for money damages
debts, unless limitations upon such       is limited to the fullest extent
liability are expressly stated in         permitted under the MGCL. The
the document or instrument                Articles of Incorporation and the
evidencing the obligation such as         MGCL provide broad indemnification
the case in a loan structured as a        to directors and officers, whether
nonrecourse obligation in which the       serving APF or, at its request, any
lender has agreed not to pursue the       other entity, to the fullest extent
Income Fund or us in case of default      permitted under the MGCL. APF will
on the loan. Each Income Fund's           indemnify its present and former
partnership agreement generally           directors and officers, among
provides that we will not be held         others, against judgments,
liable for any costs arising out of       penalties, fines, settlements and
our action or inaction that we            reasonable expenses actually
reasonably believed to be in the          incurred by them in connection with
best interests of a Income Fund           any proceeding to which they may be
except that we will be liable for         made a party by reason of their
any costs which arise from our own        service in those or other
fraud, negligence, misconduct or          capacities, unless it is established
other breach of fiduciary duty. In        that (a) the act or omission of the
cases in which we are indemnified,        director or officer was material to
any indemnity is payable only from        the matter giving rise to the
the assets of the Income Fund.            proceeding and (1) was committed in
                                          bad faith or (2) was the result of
                                          active and deliberate dishonesty,
                                          (b) the director or officer actually
                                          received an improper personal
                                          benefit in money, property or
                                          services, or (c) in the case of any
                                          criminal proceeding, the director or
                                          officer had reasonable cause to
                                          believe that the act or omission was
                                          unlawful. Under the MGCL, however,
                                          APF may not indemnify for an adverse
                                          judgment in a suit by or in the
                                          right of the corporation. The bylaws
                                          of APF require that APF, as a
                                          condition to advancing
                                          indemnification expenses, obtain (a)
                                          a written affirmation by the
                                          director or officer of his good
                                          faith belief that he has met the
                                          standard of conduct necessary for
                                          indemnification by APF as authorized
                                          by the Bylaws and (b) a written
                                          statement by or on his behalf to
                                          repay the amount paid or reimbursed
                                          by APF if it shall ultimately be
                                          determined that the standard of
                                          conduct was not met.

   In each of the Income Funds, we will only be held liable for costs which arise from our own fraud, negligence, misconduct or other breach of fiduciary duty, and may be indemnified in certain cases. The liability of APF's directors and officers is limited to the fullest extent permitted under the MGCL and such directors and officers are indemnified by APF to the fullest extent permitted by the MGCL.

                            Antitakeover Provisions

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

For each Income Fund, a change in         APF's Articles of Incorporation and
management may be effected only by        bylaws contain a number of
our removal as the general partners       provisions that may delay or
of the Income Fund. In addition, we       discourage a change in control of
may restrict transfers of your            APF, even if the change in control
units. If a Limited Partner               might be in the best interests of
transfers his, her or its units to        stockholders. These provisions
another person, such person may not       include, among others, (1)
become a substitute Limited Partner,      authorized capital stock that may be
entitling him, her or it to vote on       classified and issued as a variety
matters that may be submitted to the      of equity securities in the
partners for approval, unless we          discretion of the Board of
consent to such substitution.             Directors, including securities
                                          having superior voting rights to the
                                          APF Shares, (2) restrictions on
                                          business combinations with persons
                                          who acquire more than a certain
                                          percentage of APF Shares, (3) a
                                          requirement that directors be
                                          removed only for cause and only by a
                                          vote of stockholders holding at
                                          least a majority of all of the
                                          shares entitled to be cast for the
                                          election of directors, and (4)
                                          certain ownership limitations which
                                          are designed to protect APF's status
                                          as a REIT under the Code. See
                                          "Description of Capital Stock."

   Certain provisions of the governing documents of the Income Funds and APF could be used to deter attempts to obtain control of the Income Funds or APF in transactions not approved by us or by APF's Board of Directors, respectively.

                                      Sale

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

Each Income Fund's partnership            Under Section 3-105(d) of the MGCL,
agreement allows the sale of all or       the Board of Directors is required
substantially all of the assets of        to obtain approval of the
the Income Fund with the consent of       stockholders by the affirmative vote
the Limited Partners holding a            of two-thirds of all the votes
majority of the outstanding units.        entitled to be cast on the matter in
                                          order to sell all or substantially
                                          all of the assets of APF. No
                                          approval of the stockholders is
                                          required for the sale of less than
                                          substantially all of APF's assets.

   Under each of the Income Fund's partnership agreements and APF's Articles of Incorporation, the sale of assets may be effected with various specified levels of Limited Partner or stockholder consent. Under the partnership agreements and the Articles of Incorporation, the sale of assets which do not amount to all or substantially all of the assets of the Income Funds or APF does not require any consent of the Limited Partners or APF's stockholders, as applicable.

                                     Merger

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

                                          Under the MGCL, the Board of
Each Income Fund's partnership            Directors is required to obtain
agreement is silent with respect to       approval of the stockholders by the
the vote required for an Income Fund      affirmative vote of two-thirds of
to participate in a merger. Under         all the votes entitled to be cast on
Florida law, a merger may be              the matter in order to merge or
effected upon our approval and the        consolidate APF with another entity
approval of the Limited Partners          not at least 90% controlled by it.
holding a majority of the
outstanding units, and the
satisfaction of other procedural
requirements.

   Under applicable law and APF's Articles of Incorporation, mergers by the respective Income Funds or APF is permitted subject to a certain level of Limited Partner or APF stockholder consent, as applicable.

                                  Dissolution

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

                                          Under the MGCL, the Board of
Each Income Fund may be dissolved         Directors is required to obtain
with the consent of the Limited           approval of the stockholders by the
Partners holding a majority of the        affirmative vote of two-thirds of
outstanding units.                        all votes entitled to be cast on the
                                          matter in order to dissolve APF.

   Under each Income Fund's partnership agreement and APF's Articles of Incorporation, the respective entities may be dissolved with the consent of a certain percentage of the outstanding units or APF Shares, as applicable.

                                   Amendments

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

                                          Amendments to APF's Articles of
Each Income Fund's partnership            Incorporation must be approved by
agreement permits amendment of most       the Board of Directors and by
of its provisions with the consent        holders of a majority of the
of Limited Partners holding a             outstanding APF Shares entitled to
majority of the outstanding units.        be voted. An amendment relating to
Amendments to the Income Funds'           termination of REIT status requires
partnership agreements that require       a vote of the holders of a majority
unanimous consent include: (1)            of the stock entitled to be voted.
converting the interest of a Limited
Partner into a general partner's
interest, (2) any act adversely
affecting the liability of a Limited
Partner, (3) altering the interest
of a Limited Partner in net profits,
net losses, gain, loss, or
distributions of cash available for
distribution, sale proceeds or
refinancing proceeds, (4) reducing
the percentage of partners required
to consent to any action in the
partnership agreements, or (5)
limiting in any manner our liability
as general partners.

We may amend an Income Fund's
partnership agreement without the
consent of the Limited Partners to
reflect a ministerial amendment,
and, specifically with respect to
CNL Income Funds XI to XVI,
amendment required by state law.

   Amendment to each Income Fund's partnership agreement may be made with the consent of the Limited Partners. Amendment of APF's Articles of Incorporation requires the consent of both the Board of Directors and a certain percentage of the votes entitled to be cast at a meeting of APF stockholders.

                             Compensation and Fees

--------------------------------------------------------------------------------

                Funds                                      APF
--------------------------------------------------------------------------------

                      Share of Distributable Net Cash Flow

Each Income Fund's partnership            APF will pay all management
agreement provides that we, as            expenses, including salaries and
general partners of the Income Fund,      other compensation payable to
are entitled to receive a percentage      employees of APF, but as an
of the net cash available for             internally-advised REIT, APF will
distribution to the partners of the       not otherwise pay a portion of net
Income Fund. For CNL Income Funds I       cash flow or allocations to
through XVI, this percentage equals       management, except to the extent
1%.                                       they are entitled to such as a
                                          result of owning APF Shares. Such
                                          management expenses will reduce the
                                          funds available for distribution by
                                          APF.
In each of the Income Funds, our
right to receive a portion of
distributable cash flow is
subordinated to your right to
receive a preferred return on your
investment.

                                Management Fees

Each Income Fund's partnership            The officers and directors of APF
agreement provides for the payment        will receive compensation for their
of a management fee to the Advisor,       services as described herein under
our affiliate, which provides the         "Management." APF will not otherwise
day-to-day management operation of        pay any management fees. In
the Income Fund's assets. For CNL         addition, some employees of APF may
Income Fund, Ltd. through CNL Income      receive incentive compensation based
Fund III, Ltd. the management fee         upon APF's profitability.
equals 0.5% of the value of the
total assets under management valued
at cost. For CNL Income Fund IV,
Ltd. through CNL Income Funds XVI,
Ltd., the management fee equals 1%
of the gross revenues derived from
the restaurant properties.

In each of the Income Funds, the
Advisor's right to receive this fee
is subordinated to your right to
receive a preferred return on your
investment.

                          Real Estate Disposition Fee

Each Income Fund's partnership            None.
agreement provides for the payment
to the Income Fund's Advisor, our
affiliate, of a real estate
disposition fee upon the sale of a
restaurant property equal to the
lesser of (1) a competitive real
estate brokerage commission, or
(2) 3% of sales price of the
restaurant property or properties.

In each of the Income Funds, the
Advisor's right to receive this fee
is subordinate to your right to
receive a cumulative preferred
return on your investment plus your
aggregate adjusted capital
contributions.

       Share of Distributions of Net Sales Proceeds (Not in Liquidation)

                                          None. Distributions made by APF to
Each Income Fund's partnership            its stockholders will be based
agreement provides for the payment        solely on the profitability of APF
to us of a portion of distributable       and will not be based on asset
net sales proceeds following the          dispositions.
payments to the Limited Partners of
preferred returns and returns of
capital required by the partnership
agreements. For all of the Income
Funds, our portion of distributable
net sales proceeds equals 5% of the
Income Fund's distribution of the
net sale proceeds from the
disposition of a restaurant
property.

Our right to receive this fee is
subordinated to your right to
receive a cumulative preferred
return on your investment plus your
aggregate invested capital.

                           Reimbursement of Expenses

                                          As a full-service REIT, APF's
Each Income Fund's partnership            expenses will be paid from its
agreement provides that operating         revenues as expenses are incurred.
expenses, which, in general, are
those expenses relating to the
administration of the Income Fund by
the Advisor, will be reimbursed at
the lower of cost or 90% percent of
the prevailing rate at which
comparable services could have been
obtained by the Income Fund in the
same geographical area.

   One of the benefits of the Acquisition is to eliminate the conflicts currently existing among the Income Funds, our affiliates and us, as the general partners of the Income Funds. For a summary of the compensation and fees paid to the general partners over the last three years, see "Compensation, Reimbursements and Distributions" on page 179.

                            Review of Investor Lists

--------------------------------------------------------------------------------

                                                           APF
          Income Funds
--------------------------------------------------------------------------------

                                          Under the MGCL, as a stockholder you
Under your Income Fund's partnership      must hold at least 5% of the
agreement, you are entitled, at your      outstanding APF Shares before you
expense and upon reasonable request,      have the right to request a list of
to obtain a list of the other             APF's stockholders. If you meet this
Limited Partners in your Income           requirement, you may, upon written
Fund.                                     request, inspect and, at your
                                          expense, copy during normal business
                                          hours the list of APF's
                                          stockholders.

   Subject to certain limitations, the Limited Partners of Income Funds and the stockholders of APF can inspect and, at their own expense, make copies of investor lists.

   The following discussion describes the investment attributes and legal rights associated with your ownership of units, notes and APF Shares.

                              Nature of Investment

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

The units you hold         The notes will be          The APF Shares
constitute equity          senior, unsecured          constitute equity
interests entitling you    obligations of APF and     interests in APF. As a
to your proportionate      will be issued pursuant    holder of APF Shares,
share, as determined by    to an indenture            you will be entitled to
the number of units you    qualified under the        your proportionate
own, of cash               Trust Indenture Act of     share, as determined by
distributions made to      1939, as amended. APF      the number APF Shares
the partners of your       may issue additional       you own, of any
Income Fund. The           senior debt, which may     dividends or
partnership agreement      be secured, only in        distributions paid with
for each Income Fund       compliance with the        respect to the APF
specifies how the cash     covenants contained in     Shares. The dividends
available for              the notes and the          payable to you are not
distribution, whether      indenture for the          fixed in amount and are
arising from operation     issuance of senior debt.   only paid if, when and
or sales or refinancing,   The notes will bear        as declared by the Board
is to be shared among      interest at 7.0%           of Directors. In order
us, as general partners    annually and will mature   to continue to qualify
of your Income Fund, and   on      , 2004. Prior to   as a REIT, APF must
you and the other          maturity, interest only    distribute at least 95%
Limited Partners of your   payments will be made to   of its taxable income,
Income Fund. The           you, on a semi-annual      excluding capital gains,
distributions payable by   basis, and on      ,       and any taxable income,
your Income Fund to its    2004, the outstanding      including capital gains,
partners are not fixed     principal balance, plus    not distributed will be
in amount and depend       interest accruing since    subject to corporate
upon the operating         the last payment, will     income tax.
results and net sales or   be payable to you.
refinancing proceeds
available from the
disposition of your
Income Fund's assets.
Your Income Fund cannot
raise additional funds
for and generally cannot
reinvest net sales or
refinancing proceeds in
new investments, without
amendments to the
partnership agreement of
your Income Fund.

   The units and the APF Shares constitute equity interests. As a Limited Partner of your Income Fund, you are entitled to your proportionate share of the cash distributions of your Income Fund, and as a stockholder of APF, you will be entitled to your proportionate share of any dividends or distributions of APF which are paid with respect to the APF Shares. Distributions and dividends payable with respect to units and APF Shares depend on the performance of the Income Funds and APF, as applicable. In contrast, the notes constitute senior unsecured debt obligations of APF providing for semi-annual payments of interest only until the notes mature, at which time accrued interest and the principal balance must be paid.

                            Additional Equity/
                               Potential Dilution

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Since your Income Fund     Since the notes will be    At the discretion of the
cannot issue additional    unsecured debt             Board of Directors, APF
equity securities, there   obligations of APF,        may issue additional
can be no dilution of      their payment will have    equity securities,
distributions to you and   priority over dividends    including APF Shares and
the other Limited          or distributions payable   shares which may be
Partners.                  to APF's stockholders.     classified as one or
                           However, there are no      more classes or series
                           restrictions on APF's      of common or preferred
                           authority to grant         shares and contain
                           secured debt               certain preferences. The
                           obligations, such as       issuance of additional
                           mortgages, liens or        equity securities by APF
                           other security interests   will reduce your
                           in APF's real and          percentage ownership
                           personal property, and     interest in APF.
                           such security interests,
                           if granted, would permit
                           the holders thereof to
                           have a priority claim
                           against such collateral
                           in the event of APF's
                           default under the
                           secured obligations.
                           Also, such secured
                           obligations would have
                           payment priority over
                           the notes and other
                           unsecured indebtedness
                           of APF.

   As an APF stockholder, your percentage ownership interest in APF will be decreased if APF issues additional APF Shares. Furthermore, APF may issue preferred stock with priorities or preferences with respect to dividends and liquidation proceeds. Payment of the notes will have priority over distributions on the APF Shares you hold or any class of equity securities that might be issued by APF. Any senior secured obligations issued by APF, however, will have superior claims against the collateral given for security in the event APF defaults in the payments of those secured obligations and will have payment priority over the notes and other unsecured indebtedness of APF.

                             Liability of Investors

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Under your Income Fund's   As a holder of notes,      Under Maryland law, you
partnership agreement      you will not be            will not be personally
and under Florida law,     personally liable for      liable for the debts or
your liability for your    the debts and              obligations of APF.
Income Fund's debts and    obligations of APF.
obligations is generally
limited to the amount of
your investment in the
Income Fund, together
with an interest in
undistributed income, if
any.

   As a holder of units, your liability for the debts and obligations of your Income Fund is limited to the amount of your investment. As a holder of notes or APF Shares, you generally would have no liability for the debts and obligations of APF.

                                 Voting Rights

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Generally, with some       Under the Indenture, you   APF is managed and
exceptions, you and the    will be entitled, as a     controlled by a Board of
other Limited Partners     holder of notes, to vote   Directors elected by the
of your Income Fund have   on certain major APF       stockholders at the
voting rights only on      transactions, including    annual meeting of APF.
significant Income Fund    the merger of APF or the   The MGCL requires that
transactions to the        sale of all or             major transactions such
extent provided in your    substantially all of       as the sale of all or
Income Fund's              APF's assets.              substantial all of APF's
partnership agreement.                                assets, and amendments
Such voting rights                                    to APF's Articles of
include incurrence of                                 Incorporation, may not
debt, sale of all or                                  be consummated without
substantially all of the                              the approval of
assets of your Income                                 stockholders. You will
Fund, certain amendments                              have one vote for each
to the partnership                                    APF Share you own. APF's
agreement or our                                      Articles of
removal.                                              Incorporation permits
                                                      the Board of Directors
                                                      to classify and issue
                                                      shares of capital stock
                                                      in one or more series
                                                      having voting power
                                                      which may differ from
                                                      that of your APF Shares.
                                                      See "Description of
                                                      Capital Stock."

   As a Limited Partner of your Income Fund or as a holder of notes of APF, you have or will have limited voting rights. As a stockholder of APF, you will have voting rights that permit you to elect the Board of Directors and to approve or disapprove certain major transactions.

                                   Liquidity

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

                                                      The APF Shares will be
The units that represent   While the notes you hold   freely transferable upon
your ownership interest    will be freely             registration under the
in your Income Fund are    transferable, APF will     Securities Act. The APF
relatively illiquid        not list the notes, and    Shares will be listed on
investments, which means   no market for the notes    the NYSE, and APF
not freely tradeable or    is expected to develop.    expects a public market
transferable, with a       You should not elect to    for the APF Shares to
limited resale market.     receive notes unless you   develop. The breadth and
The trading volume of      are prepared to hold the   strength of this market
the units in the resale    notes until their          will depend, among other
market is limited and      maturity which is          things, upon the number
the prices at which        approximately five years   of APF Shares
certain Income Funds'      from the date that the     outstanding, APF's
units trade are            Acquisition occurs. You    financial results and
generally not equal to     should note that, due to   prospects, and the
their net book value. In   the lack of market in      general interest in
addition, applicable       the notes and their        APF's dividend yield and
federal income tax rules   consequent lack of         growth potential
and the partnership        liquidity, your tax        compared to that of
agreements of the Income   liability as a result of   other debt and equity
Funds effectively          the Acquisition will       securities. See "The
prevent the development    exceed the liquid assets   Acquisition--
of a more active or        that you receive if you    Consideration."
substantial market for     have elected to receive
these units. Neither you   notes.
nor any other Limited
Partner, individually,
can require an Income
Fund to dispose of its
assets or redeem your or
any other Limited
Partner's interest in
the Income Fund.

   Your units have a limited resale market. If APF acquires your Income Fund in the Acquisition and you receive APF Shares, the APF Shares you receive will be freely transferable upon registration under the Securities Act and listing on the NYSE. As a stockholder of APF, you will have the opportunity to achieve liquidity by trading the APF Shares in the public market. If you elect to receive notes, however, your ability to achieve liquidity in the notes will be much more limited since the notes will not be listed on the NYSE.

                      Expected Distributions and Payments

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Your Income Fund makes     As a holder of notes,      APF intends to make
quarterly distributions.   you will generally be      quarterly dividend and
Amounts distributed to     entitled to receive only   distribution payments to
you are derived from       the principal and          its stockholders. The
your proportionate share   interest payments          amount of such dividends
of cash flow from          required under the         and distributions will
operations or cash flow    notes. You will have no    be established by the
from sales or              right to participate in    Board of Directors,
financings. See            any profits derived from   taking into account the
"Selected Financial        operations of any of       cash needs of APF, funds
Information of the         APF's assets, including    from operations, yields
Income Funds" for a        restaurant properties      available to
presentation of the cash   acquired as part of the    stockholders, the market
distributions to you and   Acquisition.               price for the APF Shares
the other Limited                                     and the requirements of
Partners of the Income                                the Code for
Funds over the five most                              qualification as a REIT.
recent calendar years.                                Under the Code, APF is
                                                      required to distribute
                                                      at least 95% of REIT
                                                      taxable income. REIT
                                                      taxable income generally
                                                      includes taxable income
                                                      from operations,
                                                      including depreciation
                                                      and deductions, but
                                                      excludes gains from the
                                                      sale or distributions
                                                      from refinancing of
                                                      properties. Unlike the
                                                      Income Funds, APF is not
                                                      required to distribute
                                                      net proceeds from the
                                                      sale or refinancing of
                                                      restaurant properties.

   Dividends will be paid if, as and when declared by the Board of Directors of APF in its discretion out of funds legally available for such purpose. If you become a stockholder of APF, you will receive your proportionate share of the dividends and distributions made with respect to the APF Shares. The amount of such dividends and distributions will depend upon APF's revenues, operating expenses, debt service payments, capital expenditures, reserves and funds set aside for expansion. Interest payments made on the notes will be paid prior to any distributions with respect to the APF Shares and will reduce the amount otherwise distributable to APF's stockholders.

                         Taxation of Taxable Investors

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

Your Income Fund, as a     Interest payments made     APF intends to continue
partnership for federal    on the notes will          to qualify and be taxed
income tax purposes, is    constitute portfolio       as a REIT. As a REIT,
not subject to tax, but    income which cannot be     APF generally is
you must report your       offset by "passive         permitted to deduct
allocable share of         losses" from other         distributions to its
partnership income and     investments. During        stockholders, which
loss on your tax return,   January of each year,      effectively eliminates
whether or not cash        holders of notes will      the corporate level of
distributions are made     receive from APF IRS       the "double taxation"
to you. Income from your   Form 1099-INT to show      (imposed at the
Income Fund generally      the interest payments      corporate and
constitutes "passive       made by APF during the     stockholder levels) that
income" to you, which      prior calendar year.       typically results when a
can generally be offset                               corporation earns income
by "passive losses" from                              and distributes that
your other investments.                               income to stockholders
Generally, by February                                in the form of
15th of each year, you                                dividends. Dividends
receive an annual                                     received by you as an
Schedule K-1 with                                     APF stockholder will
respect to information                                constitute portfolio
about your Income Fund                                income, which cannot be
for inclusion on your                                 offset by "passive
federal income tax                                    losses" from other
returns.                                              investments. However,
                                                      income that you receive
                                                      from APF, in certain
                                                      circumstances, may be
                                                      used to offset
                                                      investment interest
                                                      expense from other
                                                      investments. Generally,
                                                      distributions from
                                                      earnings and profits
                                                      will be reported as
                                                      ordinary income and
                                                      distributions in excess
                                                      of earnings and profits
                                                      (generally, as a result
                                                      of depreciation
                                                      deductions) will be
                                                      reported as non-taxable
                                                      distributions and reduce
                                                      the stockholders' basis
                                                      in his, her or its APF
                                                      Shares. During January
                                                      of each year, APF
                                                      stockholders will be
                                                      mailed the less complex
                                                      Form 1099-DIV used by
                                                      corporations that pay
                                                      dividends to their
                                                      stockholders. APF
                                                      stockholders are not
                                                      required to file state
                                                      income tax returns
                                                      and/or pay state income
                                                      taxes outside of their
                                                      state of residence with
                                                      respect to APF's
                                                      operations. APF will be
                                                      required to pay state
                                                      income taxes in certain
                                                      states where it is
                                                      qualified to do
                                                      business.

You must file state
income tax returns and
incur state income tax
in most states in which
your Income Fund has
restaurant properties.

   Each Income Fund is a pass-through entity whose income and loss is not taxed at the entity level but instead allocated directly to us, as the general partners, and to you and the other Limited Partners. You are taxed on income or loss allocated to you whether or not cash distributions are made to you. In contrast, APF intends to continue to qualify as a REIT allowing it to deduct dividends paid to its stockholders. To the extent

APF has taxable income, after taking into account the "dividends paid" deduction, such income is taxed at APF's level at the standard corporate tax rates. Dividends paid to APF stockholders will constitute portfolio income and not passive income. Holders of notes will recognize portfolio income on the interest payments received on the notes.

                        Taxation of Tax-Exempt Investors

--------------------------------------------------------------------------------
          Units                     Notes                   APF Shares
--------------------------------------------------------------------------------

                                                      Dividends received from
None of the type of        Interest income received   APF by tax-exempt
income distributed by      by certain tax-exempt      investors should not
the Income Funds is        investors will not be      constitute UBTI if the
characterized as           characterized as UBTI so   tax-exempt APF
unrelated business         long as the tax-exempt     stockholder did not
taxable income, or UBTI,   investor does not hold     finance its acquisition
if the tax-exempt          its notes subject to       of the APF Shares with
investor did not finance   acquisition                indebtedness.
its acquisition of the     indebtedness.
units with indebtedness.

   A tax-exempt entity is treated as owning and carrying on the business activity conducted by a partnership in which such entity owns an interest. Accordingly, to the extent a tax-exempt entity owns units in the Income Funds, the income received by the Income Funds must not constitute UBTI in order for the tax-exempt investor to avoid taxation. In general, income attributable to the APF Shares is not UBTI. Similarly, as a general matter, interest income received under the notes is not UBTI.

                               VOTING PROCEDURES

Distribution of Solicitation Materials

   This consent solicitation, together with the accompanying transmittal letter, the power of attorney and the Limited Partner consent, constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" your Income Fund's participation in the Acquisition. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, which is an indirect, wholly-owned limited partnership of APF, in the manner described below and in the supplement relating to your Income Fund. Therefore, if you are not planning to attend the special meeting of the Limited Partners of your Income Fund and vote in person, you should complete and return the consent form before the expiration of the solicitation period, which is the time period during which Limited Partners may vote "For" or "Against" the Acquisition. The solicitation period will commence upon delivery of the
solicitation materials to you on or about      , 1999, and will continue until
the later of (a)      , 1999, a date not less than 60 calendar days from the
initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by the company that we hired to tabulate your votes, Corporate Election Services, prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent forms for each Income Fund are filed as exhibit 99.2 to this filing of the Registration Statement on Form S-4 of which this consent solicitation constitutes a part. The consent form consists of two parts. Part A seeks your consent to the Acquisition and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve differ for each Income Fund and are explained in detail in the individual supplement for each Income Fund. CNL Income Funds XI through XVI are required to have amendments to their partnership agreements in order to permit APF to acquire such Income Funds in the Acquisition. You should review the supplement to see if or how your Income Fund's partnership agreement will require amendment. If you have interests in more than one Income Fund, you will receive multiple supplements and consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without needing to obtain your signature on multiple documents.

Special Meetings

   We, as general partners of the Income Funds, have scheduled special meetings of the Limited Partners of each of the Income Funds to discuss the solicitation materials and the terms of the Acquisition prior to voting on the Acquisition.
The special meetings will be held at 10:00 a.m., Eastern time, on      , 1999,
at     . We, APF's management, and D.F. King & Co. intend to solicit actively your support for the Acquisition and would like to use the special meetings to answer questions about the Acquisition and the solicitation materials and to explain the reasons for the recommendation that you vote to approve the

Acquisition. Costs of solicitation will be allocated as set forth in "The Acquisition--Acquisition Expenses." No person will receive compensation contingent upon solicitation of a favorable vote.

Required Vote and Other Conditions

   In order for APF to acquire your Income Fund, Limited Partners of your Income Fund holding a majority of the outstanding units and we, as the general partners of your Income Fund, must approve the Acquisition and, with respect to certain Income Funds, approve the amendments to the Income Fund's partnership agreement. For a more detailed discussion relating to your Income Fund and whether any amendment is required, please review the accompanying supplement. See "The Acquisition."

   Record Date and Outstanding Partnership Units. The record date is      ,
1999 for all Income Funds. As of March 31, 1999, the following number of units were held of record by the number of Limited Partners indicated below:

                                                                   Number of Units
                             Number of     Number of Units Held Required for Approval
Income Fund               Limited Partners      of Record          of Acquisition
-----------               ---------------- -------------------- ---------------------
CNL Income Fund, Ltd           1,065                30,000               15,001
CNL Income Fund II, Ltd        2,207                50,000               25,001
CNL Income Fund III, Ltd       2,036                50,000               25,001
CNL Income Fund IV, Ltd        2,916                60,000               30,001
CNL Income Fund V, Ltd         2,477                50,000               25,001
CNL Income Fund VI, Ltd        2,986                70,000               35,001
CNL Income Fund VII, Ltd       3,151            30,000,000           15,000,001
CNL Income Fund VIII,
 Ltd                           3,429            35,000,000           17,500,001
CNL Income Fund IX, Ltd        3,390             3,500,000            1,750,001
CNL Income Fund X, Ltd         3,523             4,000,000            2,000,001
CNL Income Fund XI, Ltd        3,184             4,000,000            2,000,001
CNL Income Fund XII, Ltd       3,453             4,500,000            2,250,001
CNL Income Fund XIII,
 Ltd                           3,049             4,000,000            2,000,001
CNL Income Fund XIV, Ltd       3,015             4,500,000            2,250,001
CNL Income Fund XV, Ltd        2,705             4,000,000            2,000,001
CNL Income Fund XVI, Ltd       3,022             4,500,000            2,250,001

   You are entitled to one vote for each unit held. Accordingly, the number of units entitled to vote with respect to the Acquisition is equivalent to the number of units held of record at the record date.

   Investor Lists. Under Rule 14a-7 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, your Income Fund is required, upon your written request, to provide you with the following information:

  . a statement of the approximate number of Limited Partners in your Income
    Fund and

  . the estimated cost of mailing a proxy statement, form of proxy or other similar communication to your Income Fund's Limited Partners.

   In addition, you have the right, at our option, either (1) to have your Income Fund mail, at your expense, copies of any consent statement, consent form or other soliciting materials furnished by you to the other Limited Partners of your Income Fund or (2) to have the Income Fund deliver to you, within five business days of the receipt of the request, a reasonably current list of the names, addresses and units held by the Limited Partners of your Income Fund. The right to receive the list of Limited Partners is subject to your payment of the cost of mailing and duplication at a rate of $0.25 per page.

   Tabulation of Votes. A tabulation system administered by Corporate Election Services will tabulate the votes. Abstentions will be tabulated with respect to the Acquisition and related matters. Abstentions will have the effect of a vote against the Acquisition, as will the failure to return a consent form and broker nonvotes where a broker submits a consent but does not have authority to vote a Limited Partner's units on one or more matters.

   Revocability of Consent. You can change your vote at any time before your consent is voted at the special meeting. You can do this in three ways: first, you can send us a written statement that you would like to revoke your consent; second, you can send us a new consent form; or third, you can attend the special meeting and vote in person.

                   SELECTED HISTORICAL FINANCIAL DATA OF APF

   The following table sets forth certain financial information for APF, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of APF" and the Financial Statements included elsewhere in this Consent Solicitation. The per share data in the table reflects a one-for-two reverse stock split effective as of June 3, 1999.

                                                                                                       May 2, 1994
                                                                                                         (Date of
                                Quarter Ended                                                           Inception)
                                  March 31,                      Year Ended December 31,                 through
                          ------------------------- -------------------------------------------------- December 31,
                              1999         1998         1998         1997         1996        1995         1994
                          ------------ ------------ ------------ ------------ ------------ ----------- ------------
                                 (unaudited)
Revenues................  $ 14,398,771 $  8,327,804 $ 42,187,037 $ 19,457,933 $  6,206,684 $   659,131         --
Net earnings............    10,490,297    6,520,029   32,152,408   15,564,456    4,745,962     368,779         --
Cash distributions (1)..    14,237,405    7,281,343   39,449,149   16,854,297    5,436,072     638,618         --
Earnings per APF Share..          0.28         0.33         1.21         1.33         1.18        0.39         --
Cash distributions
 declared per APF
 Share..................          0.38         0.38         1.52         1.49         1.41        0.62         --
Weighted average number
 of APF Shares
 outstanding (2)........    37,347,401   19,620,436   26,648,219   11,711,934    4,035,835     949,175         --
                                  March 31,                                  December 31,
                          ------------------------- ---------------------------------------------------------------
                              1999         1998         1998         1997         1996        1995         1994
                          ------------ ------------ ------------ ------------ ------------ ----------- ------------
                                 (unaudited)
Total assets............  $708,694,145 $394,757,976 $680,352,013 $339,077,762 $134,825,048 $33,603,084   $929,585
Total stockholders'
 equity.................   657,085,021  379,958,008  660,810,286  321,638,101  122,867,427  31,980,648    200,000

--------

(1) Approximately 26%, 10%, 18%, 8%, 13% and 42% of cash distributions ($0.10, $0.04, $0.28, $0.11, $0.18 and $0.26 per APF Share) for the quarter ended March 31, 1999 and 1998, and the years ended December 31, 1998, 1997, 1996 and 1995, respectively, represent a return of capital in accordance with generally accepted accounting principles ("GAAP"). Cash distributions treated as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net earnings on a GAAP basis. For the period May 2, 1994 (date of inception) through December 31, 1994, APF did not make any cash distributions because operations had not commenced.


(2) The weighted average number of APF Shares outstanding for the year ended December 31, 1995 is based upon the period APF was operational.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                        AND RESULTS OF OPERATIONS OF APF


   The following discussion relates to APF's financial condition and results of operations as of March 31, 1999. Accordingly, it does not reflect the
acquisition of the CNL Restaurant Businesses which occurred on     , 1999, as
discussed on pages 132-133 and 141-143 of this consent solicitation.

   The following information, including, without limitation, the Year 2000 readiness disclosure and the quantitative and qualitative disclosures about market risk that are not historical facts, may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements generally are characterized by the use of terms such as "believe," "expect" and "may." Although APF believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, APF's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include the following: changes in general economic conditions, changes in real estate conditions, availability of capital from borrowings under APF's credit facility, the availability of other debt and equity financing alternatives, the ability of APF to locate suitable tenants for its restaurant properties and borrowers for its mortgage loans, and the ability of tenants and borrowers to make payments under their respective leases, secured equipment leases or mortgage loans. Given these uncertainties, readers are cautioned not to place undue reliance on such statements. APF undertakes no obligation to update these forward-looking statements to reflect any future events or circumstances.

Overview

   APF provides real estate financing to operators of national and regional restaurant chains primarily through triple-net lease financing. As of March 31, 1999, APF had invested the $670 million it received from net offering proceeds from three separate public offerings of common stock, in 513 restaurant properties, diversified among 44 restaurant chains in 41 states.

   The financial results for the quarter ended March 31, 1999 and 1998 and the years ended December 31, 1998, 1997, and 1996 reflect the consolidated historical results of APF prior to the acquisition of the CNL Restaurant Businesses. During 1998, APF formed two wholly owned subsidiaries, which serve as the general partner and limited partner of a newly formed UPREIT, an operating partnership. As shown in the organizational chart below, APF expects eventually to place all restaurant properties currently owned by APF into the UPREIT and operate APF as a holding company which will conduct its business through this operating partnership called APF Partners, LP, or, as we have referred to it in this consent solicitation, the Operating Partnership. Upon listing the APF Shares with the NYSE, APF may use the Operating Partnership units, which mirror APF Shares and will be exchangeable into APF Shares on a one-for-one basis, as currency in acquisitions of restaurant properties in the future. APF's ability to acquire restaurant properties using Operating Partnership units may make certain acquisitions more attractive to potential sellers because the transactions would permit a tax deferral and would give the seller control over the timing of gain recognition and payment of federal income taxes. Management anticipates that the use of the Operating Partnership units will provide APF additional acquisition opportunities.

                 ORGANIZATIONAL CHART FOR APF AND SUBSIDIARIES
               PRIOR TO AQUISTIONS OF CNL RESTAURANT BUSINESSES
                              AND THE AQUISITION


                                               ---------------------------

                                                         APF(1)

                                               ---------------------------


      100% owned subsidiary                     100% owned subsidiaries                        100% owned subsidiary

               -----------------   -------------     -------------     -------------     ------------
Qualified                              CFA                CFC               CFS                             Qualified
REIT            CNL APF GP Corp     Acquisition       Acquisition       Acquisition       CNL APF LP        REIT
Subsidiary                           Corp.(2)           Corp.(2)          Corp.(2)          Corp.           Subsidiary
               -----------------   -------------     -------------     -------------     ------------

              20% General Partner                                                     80% Limited Partner


                                               ---------------------------

                                               CNL APF Partners, LP(1)(3)

                                               ---------------------------

                                                      Partnership



(1) APF will operate as a holding company and will conduct its business through CNL APF Partners, LP.

(2) Each of these entities was formed for purposes of holding the Advisor or the CNL Restaurant Financial Services Group.

(3) CNL APF Partners, LP will hold the properties and net assets of the Income Funds.

Liquidity and Capital Resources

   APF was formed in May 1994 and since inception has completed three separate public offerings of shares of common stock, the last of which was completed in December 1998. As of March 31, 1999, APF had received aggregate subscription proceeds from its three offerings of approximately $750 million. As of March 31, 1999, APF had invested the aggregate net offering proceeds to acquire 513 restaurant properties, to provide mortgage financing, to pay acquisition fees to the Advisor and to invest in franchised loan certificates.

   In March 1999, APF obtained a new unsecured revolving credit facility in an amount up to $200 million with lenders. The credit facility will be used by APF to fund construction and renovation costs relating to the restaurant properties under construction at March 31, 1999, to acquire and develop additional restaurant properties, and to fund additional mortgage loans and secured equipment leases. In conjunction with obtaining the credit facility, APF terminated and repaid the balance of approximately $12.6 million under the previous line of credit. The interest rate on advances under the credit facility are determined according to (1) a tiered rate structure up to a maximum rate of 200 basis points above LIBOR, based upon APF's overall leverage ratio, or (2) the lender's prime rate plus 0.25%, whichever APF selects at the time of the advance. APF obtained advances of $34.2 million from this credit facility in March 1999. The interest rate on the outstanding balance at March 31, 1999 was 6.69%. Interest incurred on prime rate advances on the credit facility is payable monthly. LIBOR rate advances have maturity periods of one, two, three or six months, with interest payable at the end of the selected maturity period except for six month loans, on which interest is payable at the end of three and six months. The principal balance, together with all unpaid interest, is due in full upon termination of the credit facility on March 22, 2002. The terms of the agreement for the credit facility include financial covenants that provide for the maintenance of certain financial ratios. APF was in compliance with all such covenants as of March 31, 1999.

   Subsequent to March 31, 1999, APF obtained additional advances under its credit facility described above, to acquire additional restaurant properties, to pay acquisition fees to the Advisor and to reimburse the Advisor for certain acquisition expenses.

   At March 31, 1999 and December 31, 1998, APF had $37.8 million and $125.2 million respectively, invested in short-term investments, including a certificate of deposit in the amount of $2 million. The decrease in the amount invested in short-term investments is primarily attributable to the purchase of restaurant properties during the quarter ended March 31, 1999.

   APF expects to meet its short-term liquidity requirements, other than for acquisition and development of restaurant properties and investment in mortgage loans and secured equipment leases, through cash flow provided by operating activities. APF believes that cash flow provided by operating activities will be sufficient to fund normal recurring operating expenses, regular debt service requirements and distributions to stockholders. To the extent that APF's cash flow provided by operating activities is not sufficient to meet such short-term liquidity requirements, as a result, for example, of unforeseen expenses due to tenants defaulting under the terms of their lease agreements, APF will use borrowings under its credit facility.

   Due to the fact that APF leases its restaurant properties on a triple-net basis, meaning that tenants are generally required to pay all repairs and maintenance, property taxes, insurance and utilities, management does not believe that working capital reserves are necessary at this time. Management believes that the restaurant properties are adequately covered by insurance. In addition, the Advisor has obtained contingent liability and property coverage for APF. This insurance policy is intended to reduce APF's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to a restaurant property.

   APF expects to meet its other short-term liquidity requirements, including property acquisition and development and investment in mortgage loans and secured equipment leases, with additional advances under its credit facility. In addition, if APF's common stock is listed on the NYSE or another national securities exchange or over-the-counter market, APF may obtain additional unsecured or secured financing.

   APF expects to meet its long-term liquidity requirements through short or long-term, unsecured or secured debt financing or equity financing. As of March 31, 1999, APF's only long-term liquidity requirement is the maturity of its credit facility in March 2002.

   During the quarters ended March 31, 1999 and 1998, and the years ended December 31, 1998, 1997 and 1996, APF generated cash from operations of $13.6 million, $8.3 million, $39.1 million, $17.1 million and $5.5 million, respectively. Based primarily on current and anticipated future cash from operations, APF declared and paid distributions to its stockholders of $14.2 million, $7.3 million, $39.4 million, $16.9 million and $5.4 million, during the quarters ended March 31, 1999 and 1998, and the years ended December 31, 1998, 1997 and 1996, respectively. This represented an annualized distribution rate of 7.625% for each of the quarters ended March 31, 1999 and 1998. Management anticipates that cash generated from operations will be sufficient to meet operating requirements and provide the level of stockholder distributions required to maintain APF's status as a REIT.

   APF has entered into agreements to acquire (1) the Advisor, (2) CNL Financial Corp. and CNL Financial Services, Inc., and (3) the Income Funds. In connection therewith, APF agreed to issue 6.15 million APF Shares for the CNL Restaurant Businesses and up to 27,343,243 APF Shares for the Income Funds. The acquisition of each Income Fund is contingent upon certain conditions, including approval by APF's stockholders to increase the number of authorized shares of common stock and approval by a majority of the Limited Partners of such Income Fund.

   On May 5, 1999, four Limited Partners in several Income Funds filed a lawsuit against us and APF in connection with the proposed Acquisition of the Income Funds. The plaintiffs are alleging that we breached our fiduciary duties and violated the provisions of certain of the Income Fund partnership agreements in connection with the proposed Acquisition of the Income Funds by APF. The plaintiffs are seeking unspecified damages and equitable relief. We and management of APF believe that the lawsuit is without merit and intend to defend vigorously against such claims. In addition, on June 22, 1999, a Limited Partner of several Income Funds filed a lawsuit against us and APF alleging that we breached our fiduciary duties and that APF aided and abetted our breach of fiduciary duties in connection with the Acquisition. The plaintiff is seeking unspecified damages and equitable relief. We and the management of APF believe that the lawsuit is without merit and intend to defend vigorously against such claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.


Results of Operations

 Quarter Ended March 31, 1999 Compared to Quarter Ended March 31, 1998

   APF's revenues increased 73% for the quarter ended March 31, 1999 as compared to the same period in 1998. Revenues increased $6.1 million primarily as a result of the acquisition of restaurant properties and funding of mortgage loans totalling $110 million during the quarter ended March 31, 1999, compared to $15 million for the same period in 1998. APF continues to focus on providing net-lease and mortgage financing to restaurant chains and top franchisees in certain restaurant systems. As of March 31, 1999, approximately 88% of APF's tenants were either the franchisor or top five franchisee in a particular chain based on sales. Weighted average base lease rates and mortgage rates on the new investments were 9.84% for the quarter ended March 31, 1999 as compared to 10.36% for the corresponding period in 1998. APF's growth has resulted in increased chain diversification as APF's tenants and borrowers include 44 restaurant chains compared to 29 at March 31, 1998. In addition, APF's restaurants properties are geographically dispersed among 41 states at March 31, 1999, versus 35 states at March 31, 1998.

   In October 1998, Boston Chicken, Inc. and its affiliates, which lease 27 Boston Market restaurant properties from APF, filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Two additional Boston Market operators, which lease three additional Boston Market restaurant properties from APF, also filed voluntary petitions for bankruptcy protection. As a result of these bankruptcy filings, the tenants have the legal right to either reject or affirm one or more of their leases with APF. As of December 31, 1998, the tenants had closed 13 properties, had rejected 12 of the related leases and had continued making rental payments on the restaurant property that had been closed but whose Lease had not been rejected. The rejected leases accounted for approximately three percent of APF's rental, earned and interest income for the year ended December 31, 1998. During the quarter ended March 31, 1999, APF re-leased two of the restaurant properties to new tenants. In April 1999, APF sold one of the restaurant properties to a third party, as described above, and intends to reinvest the net sales proceeds in an additional restaurant property. In April 1999, one of the Boston Market tenants who had filed for bankruptcy during 1998, rejected the lease of an additional restaurant property. As of May 5, 1999, of the 29 restaurant properties remaining in APF's portfolio relating to these tenants, excluding the restaurant property sold in April 1999, described above, two restaurant properties had been re-leased to new tenants, as described above, ten restaurant properties had been rejected, ceased making rental payments to APF and remained vacant, and 17 restaurant properties, including the restaurant property that was closed in October 1998 but has not been rejected, have continued to receive rental payments in accordance with their lease agreements. While the tenants have not rejected or affirmed the remaining 17 leases, there can be no assurance that some or all of these leases will not be rejected in the future. The lost revenues resulting from the ten vacant restaurant properties remaining in the portfolio whose leases were rejected and the possible rejection of the remaining 17 leases could have an adverse effect on the liquidity and results of operations of APF, if APF is unable to re-lease the restaurant properties in a timely manner. Currently, APF is actively marketing the ten restaurant properties with rejected leases to existing and prospective clients and local and regional restaurant operators.

   During the quarter ended March 31, 1999, one of APF's lessees, S & A Restaurant Properties Corp., contributed more than 10% of APF's total rental, earned, investment and interest income relating to its restaurant properties, mortgage loans, secured equipment leases and franchised loan certificates. In the event that certain lessees, borrowers or restaurant chains contribute more than 10% of APF's rental, earned, investment and interest income in future years, any failure of such lessees, borrowers or restaurant chains could materially affect APF's income.

   Operating expenses, including depreciation and amortization, increased to $3.7 million for the quarter ended March 31, 1999 compared to $1.8 million for the quarter ended March 31, 1998. The increase in expenses was a function of a larger restaurant property portfolio.

   Approximately 88% of APF's leases provide an option that allows the tenant to purchase the property pursuant to a defined formula. Approximately 12% of these purchase options are currently exercisable. Generally, the purchase options are exercisable at the greater of fair market value or 120% of the cost of the restaurant property. APF does not expect the exercise, if any, of purchase options to be significant.

 The Years Ended December 31, 1998, 1997 and 1996

   As of December 31, 1998, net proceeds to APF from its three offerings and capital contributions, after deduction of stock issuance costs, totalled $670.3 million. As of December 31, 1998, APF had invested or committed for investment approximately $549.9 million of the net offering proceeds in 409 restaurant properties, and to provide mortgage financing to pay acquisition fees to the Advisor and to invest in franchised loan certificates.

   APF's revenues and net earnings increased over the three year period. Revenues increased to $42.2 million for the year ended December 31, 1998 from $19.5 million and $6.2 million for the years ended December 31, 1997 and 1996, respectively. The increase was primarily a result of increased acquisition of restaurant properties and funding of mortgage loans totalling $276.9 million during the year ended December 31, 1998, compared to $179.1 million and $68.9 million for 1997 and 1996, respectively. At December 31, 1998, approximately 88% of APF's tenants were either the franchisor or top franchisee in a particular restaurant chain based on sales. Weighted average base lease rates and mortgage rates on the new investments were 9.90% in 1998 as compared to 10.68% and 11.07% in 1997 and 1996, respectively. APF's growth has resulted in increased restaurant chain and geographic diversification. APF's tenants and borrowers include 38 restaurant chains at December 31, 1998 compared to 29 at December 31, 1997 and 13 at December 31, 1996. In addition, APF's restaurants were dispersed among 38 states at December 31, 1998 versus 35 at December 31, 1997 and 20 at December 31, 1996.

   The increase in investment and interest income to $5.9 million for the year ended December 31, 1998 compared to $1.9 million and $773,404 during 1997 and 1996, respectively, was primarily a result of higher cash and cash equivalent balances pending investment in restaurant properties and mortgage loans. APF's weighted average cash and cash equivalents balance for 1998 was $103.5 million compared to $42.1 million and $17.8 million in 1997 and 1996, respectively. This increased cash balance resulted from equity proceeds of $385.5 million raised during 1998 compared to $222.5 million in 1997 and $100.8 million in 1996. As a result of using all remaining net offering proceeds, during the quarter ended March 31, 1999, to acquire properties and fund mortgage loans, interest income it expected to decrease in future years.

   During 1998, one of APF's lessees Foodmaker, Inc. contributed more than 10% of APF's total rental, earned income, investment and interest income relating to its restaurant properties, mortgage loans, secured equipment leases and franchise loan certificates. Foodmaker operates and franchises Jack in the Box restaurants. In addition, two restaurant chains, Golden Corral Family Steakhouse Restaurants and Jack in the Box each accounted for more than 10% of APF's total rental, earned income, investment and interest income relating to restaurant properties, mortgage loans, secured equipment leases and franchise loan certificates. In the event that certain lessees, borrowers or restaurant chains contribute more than 10% of APF's rental, earned income, investment and interest income in future years, any failure of such lessees, borrowers or restaurant chains could materially affect APF's income.

   Operating expenses, including depreciation and amortization, increased to $9.4 million during 1998 from $3.9 million in 1997 and $1.4 million in 1996. The increase in expenses was a function of a larger portfolio. Total assets increased to $680 million at December 31, 1998 from $339 million at December 31, 1997 and $135 million at December 31, 1996.

Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999, APF did not have any information or non-information technology systems. The Advisor and its affiliates provide all services requiring the use of information and non-information technology systems pursuant to its advisory agreement with APF. The information technology system of the Advisor and its affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of the affiliates of the Advisor are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. The Advisor and its affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by the Advisor and its affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at APF's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of APF's leases.

   In early 1998, the Advisor and affiliates formed a Year 2000 team for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K team consists of members from the Advisor and its affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K team's initial step in assessing APF's Year 2000 readiness consists of identifying any systems that are date sensitive and, accordingly, could have potential Year 2000 problems. The Y2K team is in the process of conducting inspections, interviews and tests to identify which of APF's systems could have a potential Year 2000 problem.

   The information system of the Advisor and its affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K team has requested and is evaluating documentation from other companies with which APF has a material third party relationship, including APF's tenants, borrowers, vendors, financial institutions and APF's transfer agent. APF depends on its tenants and borrowers for rents, interest and cash flows, its financial institutions for availability of cash and financing and its transfer agent to maintain and track investor information. The Y2K team has also requested and is evaluating documentation from the non-information technology systems providers of the Advisor and its affiliates. Although the Advisor continues to receive positive responses from the companies with which APF has third party relationships regarding their Year 2000 compliance, the Advisor cannot be assured that the tenants, borrowers, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. The Advisor is not able to measure the effect on the operations of APF of any third party's failure to adequately address the impact of the Year 2000.

   The Advisor and its affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, the Advisor and its affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. The Advisor expects all of these upgrades as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of APF to be completed by September 30, 1999, although the Advisor cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. The Advisor does not expect the aggregate cost of the Year 2000 remedial measures, which will be incurred by the Advisor, to be material to the results of operations of APF.

   The Advisor and affiliates have received certification from APF's transfer agent of its Year 2000 compliance. Due to the material relationship of APF with its transfer agent, the Y2K team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agents system by the Y2K team, the Advisor cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, the Advisor would have to allocate resources to internally perform the functions of the transfer agent. The Advisor does not anticipate that the additional cost of these resources, which will be incurred by the Advisor, would have a material impact on the financial results of the Advisor or APF.

   Based upon the progress the Advisor and affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, the Advisor does not foresee significant risks associated with Year 2000 compliance at this time. The Advisor plans to address all significant Year 2000 issues prior to APF being affected by them; therefore, it has not developed a comprehensive contingency plan. However, if the Advisor identifies significant risks related to Year 2000 compliance or if its progress deviates from the anticipated timeline, the Advisor will develop contingency plans as deemed necessary at that time.

   APF does not believe that the acquisition of the CNL Restaurant Businesses, including the costs of becoming Year 2000 compliant, will have a material impact on APF's Year 2000 readiness or on its results of operations.

Quantitative and Qualitative Disclosures About Market Risk

   APF has provided fixed rate mortgage loans and equipment financing to borrowers. APF has also invested in franchised loan certificates with fixed and adjustable rates. Management believes that the estimated fair value of the mortgage loans, equipment financing and franchised loan certificates at March 31, 1999 approximated the outstanding principal amounts. APF is exposed to equity loss in the event of changes in interest rates. The following table presents the expected cash flows of principal that are sensitive to these changes as of March 31, 1999:

                                        Mortgage and
                                       equipment notes       Certificates
                                       --------------- -------------------------
                                                         Fixed
                                         Fixed Rates     Rates    Floating Rates
                                       --------------- ---------- --------------
1999..................................   $ 3,728,000   $        0   $        0
2000..................................     6,069,262            0            0
2001..................................     2,400,141            0            0
2002..................................     2,655,617            0            0
2003..................................     3,011,702            0            0
Thereafter............................    22,675,169    9,514,215    6,568,839
                                         -----------   ----------   ----------
                                         $40,539,891   $9,514,215   $6,568,839
                                         ===========   ==========   ==========

Future Business Plans

   Subsequent to consummating the Acquisition, APF anticipates further increasing its line of credit to fund future growth. APF's unsecured revolving loan facility will be used as a warehousing line until a sufficiently large volume of investments is accumulated to warrant the issuance of equity securities or additional unsecured or secured financing.

   Assuming the Acquisition is completed in the fourth quarter of 1999, APF anticipates a public offering of APF Shares either contemporaneously with or shortly after completing the Acquisition. Management is unable to estimate the size or exact timing of that offering but estimates it to be in the range of $200 million to $300 million. In addition, APF is currently negotiating a credit facility with a third party, which will serve as APF's primary warehouse facility for mortgage loans prior to securitization. This facility will permit APF to sell loans on a regular basis to a trust at an agreed upon advance rate. APF will act as the servicer for such loans following the sale to the trust. APF believes that the combination of equity financing, conduit facilities, secured financing, unsecured revolving credit facility and cash flow from operations will adequately provide the necessary financing for APF through the year 2000.

   APF expects to periodically securitize mortgage loans by issuing classes of trust certificates. Periodic securitization is an effective method for accessing capital and reducing debt on APF's balance sheet, and makes APF less dependent on the equity markets. APF anticipates holding certain non-related classes of the securitizations which management believes will enhance APF's return on capital. APF expects to use financial instruments to hedge against fluctuations in interest rate risk, as described above in "Risk Factors."

                 APF'S BUSINESS AND THE RESTAURANT PROPERTIES

                              APF's Business

General

   APF is a real estate investment trust that provides a full range of financial, development, advisory and other real estate services to operators of national and regional restaurant chains. Unlike a number of its competitors, APF has positioned itself in the restaurant industry as a provider of a complete range of restaurant financing options and development services. APF's ability to offer complete "turn-key," build-to-suit development services, from site selection to construction management, together with its ability to provide its clients with financing options, such as triple-net leasing, mortgage loans and secured equipment financing, makes APF a preferred provider for all the real estate related business needs of operators of national and regional restaurant chains. Relying on APF's senior management team, which has an average of more than 17 years of experience in the real estate and financial services industries, permits the restaurant chain or restaurant chain operator to focus on its core business objectives of operating its restaurant business while avoiding the distractions associated with the acquisition, construction, development and financing of additional restaurant properties. Throughout their years in the real estate and financial services industries, APF's management has entered into contractual, business relationships with national restaurant chains, such as, Applebee's, Arby's, Bennigan's(R), Black-eyed Pea, Burger King(R), Chevy's Fresh Mex, Darryl's, Denny's, Golden Corral, Ground Round, Houlihan's, Jack in the Box, KFC, Pizza Hut, Ruby Tuesday's, Steak and Ale(R) Restaurant, Taco Bell, T.G.I. Friday's and Wendy's, and with operators of national and regional restaurant chains such as S&A Restaurant Corp., Foodmaker, Inc., Golden Corral Corporation, IHOP, and Chevy's, Inc.

   Since APF's inception in 1994 through March 1999, APF raised approximately $750 million in three public offerings, the proceeds of which have been used to acquire restaurant properties and to make mortgage loans. As of March 31, 1999 and assuming the completion of the acquisition of the CNL Restaurant Businesses as described on page 132, APF's portfolio consisted of investments in 1,113 restaurant properties. Of these restaurant properties APF has provided triple-net lease financing for 513 restaurant properties, mortgage financing on 312 restaurant properties, and holds a securitized mortgage interest in 288 properties. APF also held title to the equipment, such as kitchen and dining room fixtures and food preparation appliances directly related to the restaurant property, on approximately 3% of these restaurant properties as of March 31, 1999. Generally, the real estate owned by APF consists of land and buildings.

   During 1999, APF increased its financing and development capabilities and became a full-service restaurant REIT by acquiring the CNL Restaurant Businesses. In its determination of whether APF should acquire the CNL Restaurant Businesses, APF's Board of Directors considered the longstanding working relationships that APF had with the management and personnel of the CNL Restaurant Businesses and concluded that such a relationship would permit APF to integrate efficiently into its corporate structure the services offered by the CNL Restaurant Businesses.

   Through triple-net leases and mortgage loans on restaurant properties, APF, a full-service REIT, endeavors to structure its real estate investments in a manner that permits it to provide its stockholders with a stable annual return on their investment. APF's portfolio is diversified geographically, by restaurant chain, restaurant chain operator and investment type, with more than 45 restaurant chains and more than 100 operators of national and regional restaurant chains in 43 states as of March 31, 1999. APF's restaurant property portfolio includes national and regional brands that are leased to restaurant chain operators on a long-term triple-net lease basis, typically for 15 to 20 years. APF's current portfolio of triple-net leases has an average remaining lease term of 16 years, and its current portfolio of mortgage loans has an average remaining loan term of approximately 16 years.

   APF's address and telephone number are 400 East South Street, Orlando, Florida 32801, (407) 650-1000.


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

Business Objectives and Strategies

   APF seeks to enhance its financial position and increase results of operations by pursuing the following business objectives and strategies:

  . Providing a full range of real estate development and financing services to operators of national and regional restaurant chains. APF is structured as a "one-stop shop" for real estate services and financial products that allows the operators of national and regional restaurant chains to concentrate on their core business of operating restaurants. APF provides operators of national and regional restaurant chains with a variety of financing options such as triple-net leasing, mortgage financing and secured equipment financing. APF also provides restaurant property development services such as site selection, due diligence, construction management and build-to-suit development to operators of national and regional restaurant chains. APF seeks to be perceived by operators of national and regional restaurant chains as their long-term, strategic partner by providing all of their real estate financing and development needs. APF also has a strategic alliance in the form of a ten-year contractual agreement with CNL Advisory Services, Inc., an affiliate of CNL Group, Inc. Pursuant to the contract, APF has the right of first refusal to provide financing for restaurant properties where CNL Advisory Services has been retained to provide financial advisory services to a restaurant property purchaser. Along with its triple net lease financing, mortgage financing and its build-to-suit development functions, APF believes this alliance provides APF with enhanced financing opportunities. The agreement also provides that CNL Advisory Services will use its best efforts to ensure that APF is given the opportunity to compete for financing of restaurant acquisitions where CNL Advisory Services is engaged to provide financial advisory services to a restaurant property seller. In addition, CNL Advisory Services is required to pay APF an origination fee equal to 10% of all fees it receives in conjunction with any restaurant advisory engagement.

  . Focusing on strong, recognized brand name operators of national and regional restaurant chains. APF believes that one of the reasons for its success has been its focus on servicing operators of national and regional restaurant chains. APF's management believes that, due to the continuing consolidation of the national and regional restaurant chain industry, it has additional growth opportunities through the financing of restaurant chains' acquisitions and development. APF's focus on operators of national and regional restaurant chains also reduces its exposure to risks such as tenant defaults. In addition to being better capitalized and more diversified, an operator of a large restaurant chain of numerous restaurants is better equipped than an operator of a small restaurant chain to absorb the financial repercussions of an unprofitable or underperforming restaurant. Because they are more likely to remain financially stable even when certain of their restaurants are unprofitable or underperforming, the larger restaurant chain operators to which APF provides real estate development and financing services are more likely than smaller restaurant chain operators to remain financially reliable and to adhere to their contractual obligations to APF, whether for a lease, a mortgage or a secured equipment loan. As of March 31, 1999, 88% of APF's tenants were either the franchisor or the top five franchisees based on sales of the particular restaurant chain. Typically, multi-unit restaurant operators are the most stable industry credits, providing better risk-adjusted returns for stockholders.

  . Structuring for long-term, stable cash flows. APF's restaurant properties are generally leased on a long-term basis, generally 15 to 20 years, and are structured as triple-net leases through which the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes, insurance and roof and structural repairs. Further, APF acquires restaurant properties that are subject to an existing lease which reduces the risks inherent in initial leasing. These factors combine to yield stable cash flows for APF's restaurant property investments.

   APF's mortgage loans are similarly structured to provide consistent returns. The mortgage loans are normally structured with a 15 to 20 year base term and bear interest at a targeted premium over the prevailing treasury bond rate. The mortgage loans contain strict operating covenants, including a requirement to maintain a fixed charge coverage ratio of 1.20 and a prohibition on the borrower to own an interest in or operate any other restaurant in the same chain within a three-mile radius of the property, and are fully amortizing. In addition, the borrower may not amend their organizational documents or any management agreement of the property without prior written consent of APF. The fixed charge coverage ratio is calculated by adding EBITDA and the rent obligation, and dividing that total by the debt service plus the rent obligation. Therefore, in order to have a fixed charge coverage ratio of 1.20, a borrower must have $1.20 in EBITDA plus the rent obligation, for every $1.00 of debt service plus the rent obligation. A borrower's failure to meet its fixed charge coverage ratio is a technical, but not a payment default. If such failure occurs, APF may determine whether or not to place the borrower in default and pursue remedies provided in the mortgage loan agreement. APF will often modify the frequency with which the borrower is monitored, or adjust the covenants in the loan, rather than declare the borrower to be in default.

  . Maintaining high-quality acquisition and development pipelines. As a one-stop shop for operators of national and regional restaurant chains, APF is able to tailor its services, ranging from turn-key, build-to-suit development to mortgage financing, to provide exactly the real estate services that its clients need. This range of services has allowed APF to develop strategic relationships with operators of national and regional restaurant chains that, in turn, lead to a steady pipeline of restaurant property acquisitions and development opportunities. This pipeline is further enhanced by APF's strategic alliance with CNL Advisory Services. APF's pipeline for restaurant property financing includes a combination of new construction, refinancing by operators of their existing restaurant properties or portfolios and purchasing existing triple-net leased restaurant properties.

  . Applying proven underwriting standards. APF performs extensive due diligence before investing in a restaurant property and applies strict conservative underwriting criteria to all potential acquisitions and financings. APF evaluates factors such as restaurant-level profitability, restaurant chain operator experience, the position of the restaurant chain in the industry overall, local market conditions, fixed charge coverage ratios, underlying property value, physical condition of the restaurant property and environmental considerations. APF also evaluates the financial strength of the tenant, borrower, if different from the tenant, and, if applicable, guarantor to assess the availability of alternate sources of payment in the event that a tenant or borrower defaults on its obligations to APF. APF's investments generally have full tenant or borrower recourse, and many of APF's leases and mortgage loans also have terms that give APF recourse to guarantors who are owners or affiliates of the tenant or borrower.

  . Maintaining diversification. As of March 31, 1999 and assuming the acquisition of the CNL Restaurant Businesses, APF's real estate investments are comprised of 1,113 restaurant properties which are diversified geographically, by restaurant chain, restaurant chain operator and investment type. APF's management has focused on diversifying APF's investments to mitigate risk and impact returns positively through the following methods:

       Geographic Diversification. APF's restaurant property portfolio is geographically diverse with investments in restaurant properties located in 43 states as of March 31, 1999.

       Restaurant Chain Diversification. APF's portfolio contains restaurant properties operated by many different restaurant chains. As of March 31, 1999, APF had investments in more than 45 restaurant chains. Major restaurant chains included in the portfolio are Applebee's, Arby's, Bennigan's(R), Black-eyed Pea, Burger King(R), Chevy's Fresh Mex, Darryl's, Denny's, Golden Corral, Ground Round, Houlihan's, Jack in the Box, KFC, Pizza Hut, Ruby Tuesday's, Steak and Ale(R), Taco Bell, T.G.I. Friday's and Wendy's.

       Restaurant Chain Operator Diversification. APF focuses its investments in restaurant properties operated by top franchisors and franchisees of national brands in the restaurant chain industry. As of March 31, 1999, 88% of APF's tenants were the franchisor or the top five franchisees of a particular restaurant chain based on sales.

       Investment Type Diversification. APF further diversifies its risk profile by offering a variety of financial services to its operators of national and regional restaurant chains including triple-net lease financing, mortgage financing and secured equipment financing.

  . Managing and Monitoring Investments. APF, through its asset management group, actively manages its restaurant property portfolio and administers its investments. APF monitors property level issues including restaurant sales, real estate taxes, assessments and insurance payments and actively analyzes diversification, reviews tenant/borrower financial statements and restructures investments in the case of underperforming and non-performing investments. APF believes that the active management of its investments is responsible, in large part, for the high tenant occupancy rate for the restaurant properties. As of March 31, 1999, APF's restaurant properties were approximately 98% leased.

  . Maintaining a conservative capital structure. APF operates with a moderate use of indebtedness with the objective, set by its Board of Directors, of maintaining a debt-to-total assets ratio of less than 45%. APF believes that its lack of substantial indebtedness combined with its predictable cash flows will permit it to continue to procure attractive debt and equity financing.

Competitive Advantages

   APF believes it will have certain competitive advantages that will enable it to be selective with respect to real estate investment opportunities. These advantages, listed below, will enable APF to meet its investment objectives of stockholder distributions, growth and enhanced stockholder value.

  . Size. APF believes that its large capitalization will permit it to obtain capital from numerous sources at competitive rates.

  . Variety of Financing Options. Because APF has a modest amount of leverage, APF is in a favorable position to borrow funds at competitive rates to expand its portfolio while maintaining a conservative capital structure. APF's ability to borrow and to securitize its mortgage loans enables it to continue to acquire additional restaurant properties without the necessity of accessing the equity capital markets by selling additional capital stock and exposing current stockholders to potential dilution. Also, APF's UPREIT structure with the Operating Partnership provides it with additional potential access to capital through the sale of the Operating Partnership's units.

  . Established Relationships with Clients. Through its acquisition of the CNL Restaurant Businesses, APF has enhanced its strong tenant relationships and contacts with potential future tenants and mortgage loan recipients. APF's management believes that its long-standing relationships with its clients gives APF the opportunity to provide additional restaurant property services and financial products to such clients for their future business needs.

  . Broad Array Of Products and Services. Established in-house acquisition, development and financing capabilities provide APF with a competitive advantage over most other triple-net lessors and traditional real estate lenders that typically provide more limited scope of services to their prospective restaurant clients. APF believes that its ability to provide operators of national and regional restaurant chains with a variety of financing alternatives, site-selection and development services, as well as providing merger and acquisition advisory services through CNL Advisory Services, provides APF with a competitive advantage in the restaurant finance business.

  . Experienced Management. APF has developed a senior management team with an average of more than 17 years of experience in developing and operating restaurant properties and in the real estate and financial services industry. APF believes that its management has a specialized ability to invest in and manage restaurant real estate that will decrease investment risk and enhance stockholders' returns.

APF'S Recent Expansion of Services

   As a result of the acquisition of the CNL Restaurant Businesses, APF now provides the following comprehensive restaurant property service functions to operators of national and regional restaurant chains:

  . Restaurant Acquisition, Development and Management Services. In its acquisition of the CNL Restaurant Businesses, APF acquired complete acquisition, development and in-house asset management functions by acquiring the Advisor. Because APF had no employees, the Advisor provided these functions on behalf of APF. APF now has responsibility for its day-to-day operations, including raising capital, investment analysis, acquisitions, due diligence, asset management, loan servicing and accounting services. APF also provides restaurant development services including site selection, construction management and build-to-suit development. As of March 31, 1999, APF was managing approximately 75 restaurant development projects. Having the ability to provide these service functions internally, eliminates APF's obligation to pay fees to the Advisor and any perceived conflicts of interest that may arise from APF's transactions with the Advisor. We also believe that in-house acquisition, financing and development capability enhance APF's performance through increased control over functions that are important to the growth of its business.

   Investment analysts specializing in REITs in recent years have emphasized their strong preference for internally-advised REITs. These analysts suggest that the nature of the relationship between externally-advised REITs and their external advisors is susceptible to conflicts of interest, most of which can be avoided through self-administration. Of the 45 REITs that are traded on the NYSE and have an equity market capitalization of more than $1 billion, approximately 88% are internally-advised. Accordingly, we believe that investors and analysts will view APF's new, internally-advised structure more favorably.

   Historically, APF did not have a large enough asset base to provide the economies of scale needed to support efficiently the extensive general and administrative expenses of an in-house management team. APF's management believed that the efficiencies experienced by employing a third-party advisor would diminish as APF grew and expected that as APF grew it would be more cost effective to become internally-advised. APF believes that APF's asset base has grown sufficiently large to now support such an infrastructure efficiently.

  . Restaurant Financial Services. APF provides comprehensive financing options including real estate sale-leaseback financing, mortgage financing, construction financing and equipment financing to the restaurant industry. APF expanded its financing capabilities by acquiring the CNL Restaurant Financial Services Group, which made and serviced mortgage loans to operators of national and regional restaurant chains comparable to the operators of national and regional restaurant chains that currently are tenants of APF. In addition, the CNL Restaurant Financial Services Group "securitized" mortgage loans. A mortgage loan securitization involves combining a group of mortgage loans into a pool, creating securities that are backed by the combined pool and then issuing those securities to investors. The CNL Restaurant Financial Services Group made loans and securitized them by selling them to a special purpose entity which is organized solely for the purpose of issuing certificates representing beneficial interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group received from its securitization (1) the net proceeds, less a placement fee and other offering expenses, from the sale of the certificates, (2) income in the form of the "spread" between the interest that is earned on the securitized mortgage loans, less transaction fees and expenses and any portfolio losses, and the interest earned on the certificates sold to third parties and (3) fees for servicing mortgage loans that were securitized. Additionally, the CNL Restaurant Financial Services Group generally retained a subordinated interest in the mortgage loans, which because it is subordinated, generally bears interest at a higher rate than the mortgage loans as a whole. APF expects to continue these business practices. The acquisition of the CNL Restaurant Financial Services Group has provided a platform for the expansion of APF's existing financing capabilities to include such securitization transactions, which APF believes enables it to access more financing opportunities and, ultimately, to increase cash available to be distributed to its stockholders. APF believes securitization transactions may permit it to obtain

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

   additional capital with greater ease and at a lower cost at times when market conditions are not suitable for raising funds on economically attractive terms through the issuance of APF's equity or debt securities.

   APF estimates that a hypothetical one percentage point increase or decrease in long-term interest rates at December 31, 1998 would have impacted the mortgage loans and securitized mortgage interest that it holds and result in a change to net income of approximately 13%. This sensitivity analysis contains certain simplifying assumptions (for example, it does not consider the impact of prepayment risk or credit spread risk). Therefore, although it gives an indication of APF's exposure to interest rate changes at December 31, 1998, it is not intended to predict future results and APF's actual results will likely vary.

   In addition to enhancing APF's expertise in providing mortgage loans and establishing a platform from which to engage in securitization transactions, APF also acquired an existing mortgage loan portfolio, including the servicing rights of such portfolio and assumed the warehouse lines of credit of the CNL Restaurant Financial Services Group. As of March 31, 1999, the CNL Restaurant Financial Services Group had made $553 million in mortgage loans on 545 restaurant properties in 40 states and had securitized approximately $269 million of the $553 million of originated mortgage loans. Also as of that date, the CNL Restaurant Financial Services Group had signed commitments to originate an additional $123 million in mortgage loans.

   As consideration in its acquisition of the CNL Restaurant Businesses, APF paid 6.15 million APF Shares valued at the exchange value. Merrill Lynch has provided to APF an opinion that the aggregate consideration paid by APF for the CNL Restaurant Businesses was fair to APF from a financial point of view.

   APF also has entered into a strategic alliance with CNL Advisory Services, a wholly-owned subsidiary of CNL Group, Inc., which advises operators of national and regional restaurant chains on the merger and acquisition of restaurant businesses. Under the terms of the agreement, APF has the right of first refusal to provide financing for restaurant properties in connection with any merger or acquisition with respect to which CNL Advisory Services is providing advisory services. APF did not attempt to acquire CNL Advisory Services because the income generated by this company does not qualify under the gross income tests for a REIT for tax purposes. APF's management believes, however, that its agreement with CNL Advisory Services will generate additional financing opportunities for APF and further enhance its relationships with operators of national and regional restaurant chains.

   Because of APF's ability to offer a full range of financing opportunities to operators of national and regional restaurant chains, APF believes that the pool of targeted restaurant chain operators to which APF markets its financial products will increase. In addition, APF will be able to compete more effectively with other restaurant chain finance companies because of its ability to offer a full range of financial products and services to a restaurant chain operator.

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

                           The Restaurant Properties

General

   The following table provides certain information by restaurant chain with respect to the restaurant properties owned and leased on a triple-net basis by APF for restaurant properties owned as of March 31, 1999.

                         Total Number of Average Age                    Percent of
                           Restaurant    of Building Annualized Total  Total Rental
Restaurant Chain           Properties      (years)   Rental Revenue(1)   Revenue
----------------         --------------- ----------- ----------------- ------------
Golden Corral...........        41           2.0        $ 5,393,000        10.1%
Jack in the Box.........        54           1.6          5,135,000         9.7
Bennigan's..............        21          15.1          4,082,000         7.7
IHOP....................        28           2.1          3,695,000         6.9
Burger King.............        32          12.0          3,443,000         6.5
Steak and Ale Restau-
 rant...................        20          20.7          3,399,000         6.4
Boston Market(2)........        29           2.4          2,384,000         4.5
Darryl's................        15          17.6          2,351,000         4.4
Arby's..................        27           4.7          2,332,000         4.4
Applebee's..............        14           3.9          2,222,000         4.2
Pollo Tropical..........        11           4.7          1,780,000         3.3
Denny's.................        15          10.1          1,564,000         2.9
Black-eyed Pea..........        26           4.5          1,542,000         2.9
Chevy's Fresh Mex.......         6           4.8          1,514,000         2.8
Ground Round............        13          18.3          1,419,000         2.7
Sonny's Real Pit Bar-B-
 Q......................         7          12.1            893,000         1.7
Pizza Hut...............        44          15.5            776,000         1.5
Wendy's.................         9           2.0            760,000         1.4
Houlihan's..............         3          25.0            577,000         1.1
Other...................        98           6.6          7,954,000        14.9
                               ---                      -----------       -----
  Total.................       513                      $53,215,000       100.0%
                               ===                      ===========       =====

--------

(1) Annualized revenue includes the straight-lining of rental income in accordance with generally accepted accounting principles. Excludes original base rental income of $1,014,000 attributable to 11 restaurant properties, including the restaurant properties discussed in footnote 2, which have terminated their leases.

(2) In October 1998, tenants of 29 Boston Market restaurant properties filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As of May 31, 1999, nine of these restaurant properties remain closed one has been sold, and APF continues to receive lease payments on the remaining 19 restaurant properties. APF is actively marketing these restaurant properties for release or sale.

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


   The following table provides the same material restaurant property information by tenant with respect to the restaurant properties owned on a triple-net basis by APF as of March 31, 1999.

                                              Average
                             Total Number of  Age of                Percent of
                               Restaurant    Buildings    Total    Total Rental
          Tenant               Properties     (years)    Revenue     Revenue
          ------             --------------- --------- ----------- ------------
S&A Properties
 Corporation...............         38         19.1    $ 7,064,000     13.3%
Foodmaker, Inc. ...........         53          1.6      5,010,000      9.4%
Golden Corral Corporation..         33          1.7      4,193,000      7.9%
IHOP Corporation...........         28          2.1      3,695,000      6.9%
Houlihan's Restaurants,
 Inc. .....................         20         19.4      3,291,000      6.2%
Pollo Operations, Inc. ....         13          4.8      2,027,000      3.8%
Woodland Group, Inc. ......         10          4.4      1,607,000      3.0%
Chevy's, Inc. .............          6          4.8      1,514,000      2.8%
DenAmerica Corporation.....         21          6.1      1,363,000      2.6%
The Ground Round, Inc. ....         12         18.3      1,341,000      2.5%
Burger King Corporation....         14         18.1      1,311,000      2.5%
Boston Chicken, Inc. ......         10          2.3      1,307,000      2.5%
TW-Tennessee, L.L.C. ......          7          8.9      1,139,000      2.1%
Other .....................        248          7.3     18,353,000     34.5%
                                   ---                 -----------    -----
Total......................        513                 $53,215,000    100.0%
                                   ===                 ===========    =====

   As of March 31, 1999, APF leased on a triple-net basis 513 restaurant properties in 40 states and substantially all of the restaurant properties were being leased. All nonperforming restaurant properties owned by APF are actively being remarketed for either re-lease or sale. Upon completion of the Acquisition and assuming that APF had acquired all of the Income Funds as of March 31, 1999, APF would own 1,087 restaurant properties available for triple-net leasing located in 45 states.

   APF typically either acquires, owns and manages freestanding restaurant properties leased to, or makes mortgage loans to, operators of national and regional restaurant chains. The restaurant properties typically are located within intensive commercial traffic corridors near traffic generators such as regional malls, business developments and major thoroughfares. APF's management believes that restaurant properties with these characteristics are desired by tenants because they offer high visibility to passing traffic, ease of access, tenant control over the site's hours of operation and maintenance standards and distinctive building design which promotes greater customer identification. In addition, APF's management believes that freestanding restaurant properties permit tenants to open new restaurants quickly, due to the short development cycles generally associated with such restaurant properties, and provide tenants with flexibility in responding to changing retail trends.

   The buildings on the restaurant properties owned by APF or with respect to which APF extends mortgage loans are generally of the current design of the restaurant chain. The restaurants are generally rectangular buildings and are constructed from various combinations of stucco, steel, wood, brick and tile. Buildings generally range from 1,100 to 12,700 square feet, with the larger restaurants having a greater seating and equipment area. Building and site preparation vary depending upon the size of the building and the site and the area in which the restaurant is located. Buildings and site preparation costs generally range from $178,000 to $1,680,000 for each restaurant. All buildings owned by APF or with respect to which APF extends mortgage loans are freestanding and surrounded by paved parking areas.

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


   The following table sets forth certain information regarding the geographic diversification of APF's real estate investments, including mortgage financings and securitizations, by geographic region as of March 31, 1999:

                         Regional Property Distribution

                          (as of March 31, 1999)

                                       Total Number of
                                         Restaurant
Restaurant Chain                         Properties    West Central South East
----------------                       --------------- ---- ------- ----- ----
Taco Bell.............................        132        0     29     36   67
Burger King...........................        104       13     19     37   35
Pizza Hut.............................         90        0      0     10   80
Applebee's............................         79       16      0     42   21
Wendy's...............................         63        4      0     24   35
T.G.I. Friday's.......................         58       25     10     10   13
Jack in the Box.......................         54       27     27      0    0
Papa John's...........................         48        2      0     23   23
Golden Corral.........................         43        0     21     17    5
Bennigan's............................         43        0     16     19    8
Ruby Tuesday's........................         40        9     15     10    6
Arby's................................         31        4      0     20    7
Boston Market.........................         29        6     10      3   10
IHOP..................................         28        2     12     11    3
Denny's...............................         27        1      5     18    3
Black-eyed Pea........................         26        8     16      1    1
Big Boy...............................         26        0     19      0    7
Steak and Ale Restaurant..............         26        0      8     15    3
KFC...................................         18        0      0     11    7
Darryl's..............................         15        0      0     14    1
Sonny's Real Pit Bar-B-Q..............         15        0      0     15    0
Hardee's..............................         14        0      0     14    0
Fazoli's..............................         13        0      0     13    0
Ground Round..........................         13        0      2      1   10
Pollo Tropical........................         11        0      0     11    0
Shoney's..............................         11        3      0      8    0
Tumbleweed Southwest Mesquite Grill &
 Bar..................................          7        0      0      7    0
Popeyes...............................          6        0      0      6    0
Chevy's Fresh Mex.....................          6        3      1      0    2
Del Taco..............................          6        6      0      0    0
Houlihan's............................          5        0      1      1    3
Other.................................         26        0      4     15    7
                                            -----      ---    ---    ---  ---
                                            1,113      129    215    412  357
                                            =====      ===    ===    ===  ===

   The following table provides a breakdown, by state, of the number of restaurant properties in which APF had an interest, including mortgage financings and securitizations as of March 31, 1999.

                                                              Total Number of
State                                                      Restaurant Properties
-----                                                      ---------------------
Alabama...................................................            38
Arizona...................................................            27
California................................................            55
Colorado..................................................            22
Connecticut...............................................             6
Delaware..................................................             2
District of Columbia......................................             1
Florida...................................................           124
Georgia...................................................            38
Idaho.....................................................             2
Iowa......................................................             7
Illinois..................................................            17
Indiana...................................................             6
Kansas....................................................            11
Kentucky..................................................            12
Louisiana.................................................             3
Maine.....................................................             1
Maryland..................................................            24
Massachusetts.............................................             5
Michigan..................................................            17
Minnesota.................................................            16
Mississippi...............................................             9
Missouri..................................................            46
Nebraska..................................................             4
Nevada....................................................             5
New Hampshire.............................................             1
New Jersey................................................            48
New Mexico................................................             5
New York..................................................            31
North Carolina............................................            19
North Dakota..............................................             2
Ohio......................................................            81
Oklahoma..................................................            11
Oregon....................................................            16
Pennsylvania..............................................            68
Rhode Island..............................................             1
South Carolina............................................            14
South Dakota..............................................             1
Tennessee.................................................            83
Texas.....................................................            87
Utah......................................................             5
Virginia..................................................            64
Washington................................................            16
Wisconsin.................................................            38
West Virginia.............................................            24
                                                                   -----
                                                                   1,113
                                                                   =====

Evaluation of Investment Opportunities

   Restaurant properties acquired by APF are undeveloped, newly-constructed or existing restaurant properties. The average age of the buildings in APF's property portfolio is approximately 8.5 years. In addition, APF generally acquires restaurant properties for which there is an existing lease in order to avoid the risks inherent in initial leasing.

   In addition to acquiring restaurant properties, APF also provides mortgage loans to operators of national and regional restaurant chains. APF endeavors to structure the mortgage loans so that the returns are comparable to the returns that APF receives on its triple-net leases. To a lesser extent, APF offers secured equipment leases to operators of national and regional restaurant chains pursuant to which APF will finance, through direct financing leases or loans, the furniture, fixtures and equipment located at the restaurant properties. This service is traditionally provided as an accommodation to APF's tenants.

   APF evaluates each of its investment opportunities through the following departments:

  . Acquisitions. This department is responsible for originating new investments with, and maintaining relationships within, the restaurant chain industry. Through March 31, 1999 and assuming the acquisition of the CNL Restaurant Businesses, this group originated, for APF or other affiliates, a total of $1.9 billion in triple net-leases and mortgage loans in the restaurant chain industry. In analyzing potential restaurant property acquisitions and investments, APF carefully underwrites each aspect of the transaction, including the tenant or borrower, the real estate and the lease or mortgage loan, to satisfy the acquisition criteria and enhance the value of returns as described below.

        Tenant and Borrower Evaluation--Each potential tenant or mortgagor is subjected to an extensive evaluation of its credit, management, ranking in the industry, operating history and profitability. APF seeks clients who have established credit. APF may also seek a letter of credit or guaranty of lease obligations from the tenant's corporate parent providing additional financial security.

        Leases with Increasing Rents--Generally, clauses are included in the leases providing for increases in rent over the term of the leases. The increases are scheduled rental increases, are a percentage of gross sales above a specific level or are tied to indices such as the consumer price index.

        Lease Provisions that Protect Value--As appropriate, APF attempts to include provisions in its leases that require its consent to certain tenant activity or the satisfaction of specific operating tests. These provisions include, for example, operational and financial covenants, prohibitions on a change of control, and indemnification from the tenant against environmental and other contingent liabilities. These provisions enable APF to protect its investment from operational and financial changes that could impact the client's ability to satisfy its obligations or could reduce the value of the restaurant properties.

  . Underwriting. This department performs detailed underwriting of individual restaurant operators as well as restaurant chains. APF believes that its conservative underwriting has led to its historically low default and loss experience.

   APF's investment committee, which is comprised of senior management, functions as a separate and final step in the investment approval process. As part of the underwriting process, APF's investment committee independently evaluates each investment opportunity. As a transaction is structured, it is evaluated for its expected financial returns, creditworthiness of the tenant, the real estate characteristics, guarantors or other collateral, and the lease or mortgage loan terms. As one of the industry leaders in triple-net lease financing and mortgage loan origination, APF has proven systems in place to enable it to effectively underwrite tenant or borrower financings.

  . Development Services. This group provides a full range of real estate development services, including market evaluation, site selection, due diligence, construction management and turn-key, build-to-suit development. The development services group provides APF with a pipeline of restaurant property financing transactions by overseeing the initial development of sites for the client and establishing a relationship with the client at the start of its use of the restaurant property.

  . Asset Management. This group is comprised of restaurant property real estate and servicing specialists who monitor and manage the portfolio of real estate and the real estate financings as well as any secured equipment financing. The asset management group seeks to optimize the performance of the current portfolio of restaurant properties through timely dispositions and favorable lease modifications. It also monitors payment receipts, property tax and insurance compliance, administers underperforming and non-performing investments and oversees dispositions and tenant substitutions. The asset management group is also responsible for performing due diligence in advance of purchasing restaurant properties, interfacing with legal counsel and other third-party service providers, and tracking the performance of tenants and restaurant concepts to identify potential concerns in advance of default.

  . Finance/Treasury. This group is responsible for securitizing APF's mortgage loan portfolios in the capital markets and ensuring that APF has adequate capital sources and lending capacity to continue to develop APF's triple-net lease and mortgage loan business. Additionally, this group is responsible for SEC compliance and financial and tax reporting.

Financial Products and Services

   Description of Leases. Initial lease terms for the restaurant properties typically are, or are expected to be, 15 to 20 years, with up to five renewal options for five year periods. As of March 31, 1999, the average remaining initial lease term with respect to APF's 513 restaurant properties was approximately 16 years. Leases accounting for 69.2% of annualized base rent for restaurant properties owned as of March 31, 1999, have initial lease terms extending until at least December 31, 2014.

   The following table shows the number of leases in APF's restaurant property portfolio which expire each calendar year through the year 2014, as well as the number of leases which expire after December 31, 2014. The table does not reflect the exercise of any of the renewal options provided to the tenant under the terms of such leases.

                             Lease Expiration Table

                                                                  Base Rent
                                                             -------------------
Year                                                  Number   Amount    Percent
----                                                  ------ ----------- -------
2000.................................................  --    $       --     -- %
2001.................................................  --            --     --
2002.................................................    2       221,000    0.4
2003.................................................    1        82,000    0.2
2004.................................................    1        69,000    0.1
2005.................................................    8       758,000    1.4
2006.................................................    7       607,000    1.2
2007.................................................  --            --     --
2008.................................................    3       221,000    0.4
2009.................................................    2        60,000    0.1
2010.................................................    9       865,000    1.6
2011.................................................   23     2,567,000    4.8
2012.................................................   36     5,080,000    9.5
2013.................................................   46     4,504,000    8.5
2014.................................................   37     1,372,000    2.6
Thereafter...........................................  327    36,809,000   69.2
                                                       ---   -----------  -----
  Totals(2)..........................................  502   $53,215,000  100.0%
                                                       ===   ===========  =====

--------

(1) Annualized rental revenue includes the straight-lining of rental income in accordance with generally accepted accounting principles.

(2) Excludes the leases of 11 restaurant properties with aggregate original base rental income of $1,014,000, including 9 Boston Market restaurant properties, which have been terminated. APF is actively marketing the restaurant properties for re-lease or sale.

   As of March 31, 1999, leases in APF's restaurant property portfolio representing approximately 34% of base rent include periodic contractual increases in base rent only; leases representing approximately 14% of base rent include percentage rent provisions only; and leases representing approximately 50% of base rent include both contractual increases in base rent and percentage rent provisions. The contractual increases in base rent and the percentage rent formulas are generally tied to increases in indices such as the consumer price index, participation in gross sales above a stated level, mandated rental increases on specific dates or by other methods. Leases which provide for increases in annual base rent do so on a periodic basis. The first such increase generally occurs after five years of the lease term. These increases generally range in amount from 2% to 15% after every five years of the lease term. Since all of APF's restaurant properties were acquired in 1995 or thereafter, a significant number of such contractual rent increases will not become effective until 2000 or later. In addition, for those restaurant properties that provide for the payment of percentage rent, such rent is generally in the range of 4% to 8% of the tenant's annual gross sales, less the amount of annual base rent payable in that lease year. For the quarter ended March 31, 1999, APF recognized percentage rent of $1,869, representing less than 0.01% of total revenues.

   APF's leases are triple-net leases that provide that the tenants bear responsibility for substantially all of the costs and expenses associated with the ongoing maintenance and operation of the leased properties, including utilities, property taxes and insurance. APF's leases generally also provide that the tenants are responsible for roof and structural repairs. Structural repairs generally are repairs and improvements required by law, long-term capital items such as roof repair or replacement, and, in limited cases, replacement of heating and air conditioning systems. It is not possible, however, in all instances to completely insulate APF, which ultimately may, under some of its leases, bear some of the costs and expenses normally associated with property ownership. APF's management expects APF will be able to pay these expenses through retained cash from operations or borrowings.

   Lease provisions relating to casualty loss and condemnation vary among APF's leases. The leases on restaurant properties generally obligate the tenant to repair and restore the restaurant property or to substitute another restaurant property for the damaged or condemned restaurant property. Under the leases of the remaining restaurant properties, APF generally is required to repair or restore a restaurant property in the event of casualty loss or condemnation, although it is entitled to casualty insurance proceeds, including proceeds, if any, for loss of rent, or condemnation proceeds in such circumstances. To the extent that the tenant may abate its rent payments pending the repair or restoration of a restaurant property and such abatement is not offset by insurance proceeds, APF's rental income may be adversely affected. In a number of APF's leases, the tenant may terminate its lease upon casualty or condemnation. In substantially all of these leases, the tenant's right to terminate the lease is conditioned on one or more of the following factors: (1) the damage or the taking being of a material nature; (2) the damage or taking occurring within the last few years of the lease term and the tenant not exercising its option to extend the lease; or (3) the period of time necessary to repair the premises exceeding a specified number of months.

   A substantial number of APF's leases include purchase options in favor of the tenant, generally at no less than fair market value, or a right of first refusal if APF should seek to sell a restaurant property. Under certain circumstances, a tenant generally may assign its lease or sublet the property without APF's approval, although the tenant typically remains liable under the lease and the guarantor, if any, typically remains liable under its guaranty subsequent to assignment or sublease. Under certain of the leases, the tenant has a right, under specified circumstances, to substitute a comparable property for a property leased from APF.

   Mortgage Loans. APF provides mortgage loans to operators of national and regional restaurant chains, or their affiliates, to enable them to acquire restaurant properties. APF's management believes that the criteria for investing in the mortgage loans are substantially the same as those involved in APF's investments in its triple-net lease restaurant properties. Therefore, APF uses the same underwriting criteria as described above in "--Evaluation of Investment Opportunities."

   Generally, APF's management structures its mortgage loans so that the rate of return and the maturity of the mortgages are similar to those of the leases. The borrower is responsible for all of the expenses of owning the building and improvements, as with the triple-net leases, including expenses for insurance and repairs and maintenance. The mortgage loans are fully amortizing loans, generally over a period of 15 to 20 years, with payments of principal and interest due monthly. The interest rates charged under the terms of the mortgage loans are fixed over the term of the loan and generally are comparable to, or slightly lower than, lease rates charged to tenants for the restaurant properties.

   The following table shows certain information regarding mortgage loans made by APF on restaurant properties in which APF owned an interest as of March 31, 1999 and assuming the acquisition of the CNL Restaurant Businesses, including the restaurant chain, the number of restaurant properties subject to mortgage loans per restaurant chain, the aggregate interest income per restaurant chain and the outstanding balance of mortgage loans per restaurant chain.

                       Total
                     Number of  Annualized  Percent of    Total     Percent of
                     Restaurant  Interest    Interest  Outstanding  Outstanding
Restaurant Chain     Properties   Income      Income     Balance      Balance
----------------     ---------- ----------- ---------- ------------ -----------
Applebee's..........     61      $5,932,000    25.3%   $ 73,177,000     27.5%
Taco Bell...........     67       4,158,000    17.7      46,438,000     17.5
T.G.I. Friday's.....     14       2,557,000    10.9      30,596,000     11.5
Burger King.........     36       2,530,000    10.8      28,833,000     10.8
Pizza Hut...........     46       1,743,000     7.4      16,321,000      6.1
Ruby Tuesday........     19       1,302,000     5.5      15,200,000      5.7
Denny's.............     10       1,048,000     4.5      11,803,000      4.4
Fazoli's............      7         625,000     2.7       6,964,000      2.6
Shoney's............      7         610,000     2.6       6,105,000      2.3
KFC.................      7         585,000     2.5       6,762,000      2.6
Friendly's..........      3         374,000     1.6       3,742,000      1.4
Houlihan's..........      2         373,000     1.6       3,696,000      1.4
Golden Corral.......      2         348,000     1.5       3,830,000      1.4
Del Taco............      4         304,000     1.3       3,240,000      1.2
Wendy's.............      4         302,000     1.3       1,878,000      0.7
Papa John's.........     15         268,000     1.1       3,078,000      1.2
Sam & Harry's.......      3         175,000     0.7       1,575,000      0.6
Captain D's.........      2         115,000     0.5       1,324,000      0.5
Popeyes.............      2          71,000     0.3         792,000      0.3
Arby's..............      1          57,000     0.2         744,000      0.3
                        ---     -----------   -----    ------------    -----
  Total.............    312     $23,477,000   100.0%   $266,098,000    100.0%
                        ===     ===========   =====    ============    =====

   The following table shows material information regarding mortgage loans made by APF on restaurant properties by obligor as of March 31, 1999.

                            Total                Percent of
                          Number of  Annualized    Total       Total     Percent of
                          Restaurant  Interest    Interest  Outstanding  Outstanding
Obligor                   Properties   Income      Income     Balance      Balance
-------                   ---------- ----------- ---------- ------------ -----------
Wisconsin Hospitality
 Group..................      19     $ 2,594,000    11.0%   $ 31,823,000     11.9%
Castle Hill Holdings....      46       1,743,000     7.4      16,321,000      6.1
Briad Restaurant Group,
 LLC....................       7       1,477,000     6.3      18,340,000      6.9
Quality Restaurant
 Concepts, LLC..........      12       1,418,000     6.0      16,924,000      6.4
Burger Busters IV, LLC..      15       1,109,000     4.7      11,357,000      4.3
The Westwind Group,
 Inc....................      11       1,074,000     4.6      11,776,000      4.4
WCM Oregon, LLC.........       6         796,000     3.4      10,205,000      3.8
Cypress Restaurants.....       7         771,000     3.3       8,457,000      3.2
Burger Busters VIII,
 LLC....................       6         717,000     3.1       7,603,000      2.9
Other...................     183      11,778,000    50.2     133,292,000     50.1
                             ---     -----------   -----    ------------    -----
  Total.................     312     $23,477,000   100.0%   $266,098,000    100.0%
                             ===     ===========   =====    ============    =====

   The following table shows, for restaurant properties in which APF owned an interest as of March 31, 1999 and assuming the acquisition of the CNL Restaurant Businesses, information by restaurant chain for mortgage loans that APF has securitized.

                                              Total
                                            Number of     Total     Percent of
                                            Restaurant Outstanding  Outstanding
Restaurant Chain                            Properties   Balance      Balance
----------------                            ---------- ------------ -----------
T.G.I. Friday's............................     35     $ 53,113,000     20.2%
Wendy's....................................     50       47,552,000     18.1
Bennigan's.................................     22       36,208,000     13.8
Taco Bell..................................     56       33,440,000     12.7
Burger King................................     36       31,763,000     12.1
Ruby Tuesday...............................     13       17,124,000      6.5
Steak and Ale Restaurant...................      6        8,477,000      3.2
KFC........................................     10        8,286,000      3.2
Applebee's.................................      4        5,897,000      2.2
Fazoli's...................................      5        5,138,000      2.0
Papa John's................................     33        4,734,000      1.8
Sonny's Real Pit Bar-B-Q...................      8        4,162,000      1.6
Morton's of Chicago........................      2        2,177,000      0.8
Denny's....................................      2        1,582,000      0.6
Arby's.....................................      3        1,521,000      0.6
Del Taco...................................      2        1,010,000      0.4
Popeyes....................................      1          660,000      0.2
                                               ---     ------------    -----
  Total....................................    288     $262,844,000    100.0%
                                               ===     ============    =====

   The following table shows information by obligor for mortgage loans that APF has securitized, as of March 31, 1999.

                                     Number                         Percent of
                                  of Restaurant        Total        Outstanding
Obligor                            Properties   Outstanding Balance   Balance
-------                           ------------- ------------------- -----------
S & A Restaurant Corporation....        28         $ 44,685,000         17.0%
Valenti Management, Inc. .......        31           29,089,000         11.1
El Rancho NY Foods, Inc. .......        38           20,660,000          7.9
Mainstreet & Main, Inc. ........        16           19,926,000          7.6
Old Dominion, Inc. .............        19           18,464,000          7.0
Judy Fenwick Corporation........        14           10,686,000          4.1
Briad Restaurant Group, LLC.....         4            9,877,000          3.7
S. Wisconsin Foods, LLC.........        12            9,871,000          3.7
RT Denver Franchise, LP.........         6            9,373,000          3.6
Bistate Bistro..................         6            9,160,000          3.5
Nailen Properties/GGG, LLP & GGG
 Foods, Inc. ...................        10            8,286,000          3.1
Other...........................       104           72,767,000         27.7
                                       ---         ------------        -----
  Total.........................       288         $262,844,000        100.0%
                                       ===         ============        =====

   Build to Suit Development. APF also provides build-to-suit construction services, including market analysis, site selection, contract negotiation, permitting and construction. APF can provide all or a selected portion of these services to operators of national and regional restaurant chains.

   APF will review the appropriate trade areas in the markets identified by each restaurant operator, and, by analyzing demographics, site criteria, costs and traffic patterns, APF will determine the best potential target areas for developing its client's restaurants. After consulting with its clients, APF will then negotiate the real estate contract or lease agreement, as appropriate. As part of its site acquisition/development services, APF will perform preliminary due diligence on the restaurant property. APF will coordinate all necessary architectural and engineering services related to the restaurant property and will prepare preliminary and final construction budgets. As the project progresses into the construction phase, APF will pre-qualify various general contractors prior to issuing an invitation to bid and will then select the general contractor from the bidding process, provide cost comparisons among bidders and select the general contractor with approval of client.

The Food Service Industry

   The food service industry, as defined by the U.S. Department of Commerce, is one of the largest sectors of the nation's economy. During 1998, the industry generated an estimated $338.4 billion of revenue, representing over 4% of the Gross Domestic Product of the United States. The food service industry grew at an estimated inflation-adjusted rate of 2.6% during 1998, representing the seventh consecutive year of real sales growth for the industry.

   The food service industry is typically divided into three major food segments: commercial, institutional and military. The commercial food service sector includes full-service and fast-food restaurants, cafeteria/buffet restaurants, social caterers and ice cream/yogurt retail stores. Within the restaurant industry, the fast-food group is typically defined as those restaurants perceived by consumers as fast-food or take-out establishments without table service, specializing in pizza, chicken, hamburgers and similar food items. Full-service restaurants include those in the family, steak and casual dining sections that have table service and generally have a broader selection of menu items with longer preparation times than do fast-food restaurants. Although these segments can be further differentiated by price, it is consumer perception, as well as average meal price, that influences how individual restaurant chains are categorized.

   APF's business is focused exclusively on the restaurant industry. The restaurant industry employs more people and has more locations than any other retail industry in the United States. According to Nation's Restaurant News, there were nearly 799,000 restaurants in the United States as of December 31, 1997. According to NPD Recount, a national consulting group which specializes in the restaurant industry, restaurant chains having three or more properties accounted for approximately 47% of all restaurants in the United States in 1997. The majority of these properties are fast food restaurants, with others generally in the full service segment. Of the 210,000 chain restaurants having an identified restaurant concept as of December 31, 1997, approximately 117,500 were within the 100 largest restaurant chains. Each of these restaurant chains had 1997 projected total system-wide sales exceeding $182 million. According to Nation's Restaurant News, the top 200 restaurant chains represented 42% of restaurant properties. According to the National Restaurant Association, fast-food restaurants experienced a 5.6% increase in overall sales and full-service restaurants experienced a 5.3% increase in 1998.

   Sales in the restaurant industry have increased from $173.7 billion in 1985 to $354 billion as projected for 1999. The top 200 franchisees of national restaurant chains based on sales volume, which is APF's target market, increased from $10.8 billion in 1995 to $11.7 billion in 1996 to $13.1 billion in 1997. The number of restaurant properties for the same top franchisees increased from 12,325 in 1995 to 12,846 in 1996 and to 14,170 in 1997, reflecting a growth rate of 10.3% compared with 1996.

   As the restaurant chain industry has matured, APF has seen a trend toward consolidation which offers opportunities for APF to provide its restaurant property service and financing to leading franchisors which are accounting for the majority of the growth in the industry. During the past decade, restaurant chains have increased market position in comparison to independent restaurant companies by achieving economies of scale and by developing strong brand equity. Much of the chains' market share gains in the past came at the expense of small, independent operators, who tended to be less sophisticated and less focused on new restaurant development. The top chains may face greater chain-versus-chain competition, however, rather than chain-versus-independent competition. APF's target market remains national and regional franchisors and franchisees within the top 200 restaurant operating companies. The top 100 restaurant chains increased their share of restaurant units from 25% in 1980 to 32% of current U.S. units, and their revenues have increased in the same period from 40% to 48% of total current domestic revenues.

   Growth in the fast-food, family-dining and casual-dining sectors of the restaurant industry are expected to remain strong for several reasons, but primarily because the income of households continues to rise through the maturation of the baby boomers as well as the number of women working outside the home. Today's dual income lifestyle in American families continues to be the norm. Consequently, the need for convenience food outside the home continues to grow.

Environmental Matters

   APF will undertake a third-party Phase I investigation of potential environmental risks when evaluating an acquisition. A "Phase I investigation" is an investigation for the presence or likely presence of hazardous substances or petroleum products under conditions which indicate an existing release, a post release or a material threat of a release. A Phase I investigation does not typically include any sampling. Where warranted, further assessments are performed by third-party environmental consulting and engineering firms. APF may acquire a restaurant property with environmental contamination, subject to a determination of the level of risk and potential cost of remediation. APF generally will require restaurant property tenants to fully indemnify it against any environmental problem or condition existing as of the date of purchase and will obtain environmental insurance for any contaminations on restaurant properties. In some instances, APF will be the assignee of or successor to the buyer's indemnification rights. Additionally, APF will generally structure its leases to require the tenant to assume all responsibility for environmental compliance or environmental remediation and to provide that non-compliance with environmental laws be deemed a lease default.

Insurance

   Under their leases, APF's tenants are generally responsible for providing adequate insurance on the restaurant properties. APF believes the restaurant properties are covered by adequate fire, flood, liability and property insurance provided by reputable companies. Some of the restaurant properties, however, are not covered by disaster-type insurance with respect to certain hazards, such as earthquakes, for which coverage is not available or available only at rates which, in the opinion of APF, are prohibitive.


Competition

   In general, the fast-food, family-style, and casual dining restaurant business is characterized by intense competition. The operators of the restaurants located on the restaurant properties will compete with independently owned restaurants, restaurants which are part of local or regional chains, and restaurants in other well-known national chains, including those offering different types of food and service.

   Many successful fast-food, family-style, and casual dining restaurants are located in "eating islands," which are areas to which customers tend to return frequently and within which they can diversify their eating habits, because in many cases the presence of some local competition may enhance the restaurant's success instead of detracting from it. Fast-food, family-style, and casual dining restaurants frequently experience better operating results when there are other restaurants in the same area.

   APF itself will compete with other persons and entities both to locate suitable restaurant properties for acquisition and to locate purchasers for its restaurant properties. APF also will compete with other financing sources such as banks, mortgage lenders, and sale/leaseback companies for suitable restaurant properties, tenants, mortgage loan borrowers and equipment tenants.

   Because of APF's ability to offer complete "turn-key," build-to-suit development services, from site selection to construction management, together with its ability to provide clients with financing options, such as triple-net leasing, mortgage loans and secured equipment financing, APF believes that it will be a preferred provider for all the real estate related business needs of operators of national and regional restaurant chains. Specifically, in contrast to its competitors, APF has positioned itself in the restaurant industry as a provider of a complete range of restaurant financing options and development services. In addition, APF believes that it will be able to finance its growth from numerous sources at competitive rates. APF believes that its principal competitors include U.S. Restaurant Properties, Inc., Franchise Finance Corporation of America, Inc. and Realty Income Corporation.

Regulation of Mortgage Loans and Equipment Leases

   The mortgage loans and secured equipment leases may be subject to regulation by federal, state and local authorities and subject to various laws and judicial and administrative decisions imposing various requirements and restrictions, including:

  . regulating credit granting activities,

  . establishing maximum interest rates and finance charges,

  . requiring disclosures to customers,

  . governing secured transactions, and

  . setting collection, repossession, claims handling procedures and other trade practices.

   In addition, certain states may have enacted legislation requiring the licensing of mortgage bankers or other lenders, and these requirements may affect APF's ability to effectuate its mortgage loans and secured equipment leases. Whether APF can operate in these or other jurisdictions may be dependent upon a finding by the appropriate authority in the jurisdiction of financial responsibility, character and fitness of APF. APF may determine not to make mortgage loans or enter into secured equipment leases in any jurisdiction in which it believes APF has not complied in all material respects with applicable requirements.

Franchise Regulation

   Many states regulate the franchise or license relationship between a tenant/franchisee and a restaurant chain. APF will not be an affiliate of any restaurant chain, and is not currently aware of any states in which the relationship between APF as lessor and the tenant will be subjected to those regulations, but it will comply with such regulations in the future, if required. Additionally, restaurant chains which franchise their operations are subject to regulation by the Federal Trade Commission.

Employees

   APF employs 135 individuals, none of which are covered by collective bargaining agreements. APF believes that its relationship with its employees is good.

Legal Proceedings

   On May 5, 1999, four Limited Partners in several Income Funds filed a lawsuit against us and APF, Jon Hale, Mary J. Hewitt, Charles A. Hewitt, and Gretchen M. Hewitt v. James M. Seneff, Jr., Robert A. Bourne, CNL Realty Corporation, and CNL American Properties Fund, Inc., Case No. CIO-99-0003561, in the Circuit Court of the Ninth Judicial Circuit of Orange County, Florida, alleging that we breached our fiduciary duties and violated the provisions of certain of the Income Fund partnership agreements in connection with the proposed Acquisition. The plaintiffs are seeking unspecified damages. In addition, the plaintiffs are seeking equitable relief that would enjoin the proposed Acquisition.

   On June 22, 1999, a Limited Partner of several Income Funds filed a lawsuit against us and APF, Ira Gaines, individually and on behalf of a class of persons similarly situated, v. CNL American Properties Fund, Inc., James M. Seneff, Jr., Robert A. Bourne, CNL Realty Corporation, CNL Fund Advisors, CNL Financial Corporation a/k/a CNL Financial Corp., CNL Financial Services, Inc. and CNL Group, Inc., Case No. CIO 99-3796, in the Circuit Court of the Ninth Judicial Circuit of Orange County, Florida, alleging that we breached our fiduciary duties and that APF aided and abetted our breach of fiduciary duties in connection with the Acquisition. The plaintiff is seeking unspecified damages. In addition, the plaintiff is seeking equitable relief that would enjoin the proposed Acquisition.

                       BUSINESS OF THE INCOME FUNDS

   The following discussion describes the current business of the Income Funds, the methods by which the Income Funds' evaluate and acquire the restaurant properties and the terms upon which the Income Funds' restaurant properties are leased. As of March 31, 1999, all of the proceeds raised by the Income Funds in their respective offerings of units have been invested in restaurant properties or other investments permitted by the terms of their partnership agreements.

General

   Between 1985 and 1993, each Income Fund was organized as a Florida limited partnership to purchase existing fast-food, family-style, and casual dining restaurant properties, including land and buildings, as well as restaurant properties upon which such restaurants would be constructed, the land underlying the restaurant building, with the building owned by the lessee or a third party, or the building only with the land owned by a third party. The restaurant properties, located across the United States, typically are freestanding and are leased on a "triple-net" basis to operators of national and regional restaurant chains that we selected. Restaurant properties purchased by the Income Funds are leased under arrangements requiring base annual rent equal to a specified percentage of the Income Funds' cost of purchasing a particular restaurant property, generally with contractual rent increases, as well as additional "percentage rent" based on gross sales of the restaurant chain leasing the restaurant property. See "--Description of Leases--Computation of Lease Payments."

   We have structured the Income Funds' investments to allow them to participate, to the maximum extent possible, in any sales growth in these restaurant industry segments, as reflected in the restaurant properties and certain provisions of the leases held by the Income Funds. For instance, the Income Funds generally structure their leases with percentage rent requirements based on gross sales of the particular restaurant. Gross sales may increase even absent real growth because increases in the restaurant's costs are passed on to the consumers through increased prices, and increased prices are reflected in gross sales. Also, to provide regular cash flow to the Income Funds, the Income Funds' leases provide that a minimum level of rent is payable regardless of the amount of gross sales at a particular restaurant property. The Income Funds have also endeavored to maximize growth and minimize risks associated with ownership and leasing of real estate that operates in these restaurant industry segments through several methods:

  . careful selection and screening of their lessees in order to reduce risks of tenant default;

  . monitoring statistics relating to restaurant chains and continuing to develop relationships in the industry; and

  . acquisition of restaurant properties for all cash, with no debt or liens relating to the restaurant properties.

   For a description of the standards which we have employed in selecting restaurant chains and particular restaurant properties within a restaurant chain for investment, see "--Standards for Investment." The partnership agreements of the Income Funds impose no restrictions on the geographic area or areas within the United States in which restaurant properties acquired by any particular Income Fund may be located. Accordingly, we have strategically acquired restaurant properties to diversify among restaurant chains and the geographic location of the restaurant properties, and the restaurant properties acquired by the Income Funds are located throughout the United States. While the Income Funds may acquire restaurant properties in both fee and by leasehold, the Income Funds mostly hold restaurant properties in fee.

   We believe that freestanding, triple-net leased restaurant properties of the type in which the Income Funds have invested are attractive to tenants because freestanding properties typically offer high visibility to passing traffic, ease of access from a busy thoroughfare, tenant control over the site to set hours of operation and maintenance standards and distinctive building designs conducive to customer name recognition.

Management Services

   Upon APF's acquisition of the Advisor, APF assumed the obligations of the Advisor to provide management services relating to the Income Funds and their restaurant properties pursuant to the terms of the management agreement that is currently in place between each Income Fund and the Advisor. In this section, we will describe the services historically provided to the Income Funds as being provided by the Advisor.

   The Advisor is responsible for assisting the Income Funds in acquiring restaurant properties, negotiating leases, collecting rental payments, inspecting the restaurant properties and the tenants' books and records, and responding to tenant inquiries and notices. The Advisor also provides information to each Income Fund about the status of the leases and the restaurant properties. In exchange for these services, the Advisor is entitled to receive a management fee from each Income Fund which, generally, is an annual fee equal to the following:

  . for CNL Income Fund, Ltd through CNL Income Fund III, Ltd. .50% of the value of total assets under management valued at cost, or 1% of the sum of gross rental revenues derived from the restaurant properties, if that amount is less, and

  . for CNL Income Funds IV, Ltd. through XVI, Ltd., 1% of the sum of gross rental revenues, excluding noncash lease accounting adjustments, that the Income Fund derives from the restaurant properties.

   The management fee generally is payable monthly. Under certain agreements, the Advisor may determine whether or not to take the management fee, which cannot exceed fees that are competitive for similar services in the same geographic area, in whole or in part in a given year, in the sole discretion of the Advisor. In such cases, all or any portion of the management fee not taken as to any fiscal year is deferred without interest. In addition, for certain Income Funds the management fee is subordinated to the Limited Partners receipt of their preferred return. The management agreement continues until an Income Fund no longer owns an interest in any restaurant properties unless terminated at an earlier date upon 60 days' prior notice by either party.

Site Selection and Acquisition of Restaurant Properties

   The Income Funds purchase and lease restaurant properties based principally on an examination and evaluation by the Advisor of the potential value of the site, the financial condition and business history of the proposed lessee, the demographics of the area in which the restaurant property is located or to be located, the proposed purchase price and proposed lease terms, geographic and market diversification, and potential sales expected to be generated by the restaurant. In addition, the potential lessee must meet at least the minimum standards established by a restaurant chain for its operators. The Advisor also performs an independent break-even analysis of the potential profitability of a restaurant property using historical data and other data developed by the Advisor and provided by the restaurant chains.

   In each restaurant property acquisition, the Advisor negotiates the land and building lease agreement with the lessee. In some instances, the Advisor negotiates an assignment of an existing lease if we, based on the recommendation of the Advisor, determine that the terms of an acquisition and lease of a restaurant property, taken as a whole, are favorable to the Income Fund. In such cases, the terms of the lease may vary substantially from the Income Funds' standard lease terms. Generally, the leases are structured to be long-term "triple-net" lease agreements, which provide for monthly rental payments plus a percentage of gross sales, which will increase the value of the land and buildings and provide an inflation hedge. See "Description of Leases" below for a discussion of the terms of the Income Funds' leases. In connection with a restaurant property acquisition, the lessee provides at its own expense all furniture, fixtures, and equipment, such as deep fryers, grills, refrigerators, and freezers, necessary to operate the buildings on a restaurant property as a restaurant.

   Some leases have been negotiated to provide the lessee with the opportunity to purchase the restaurant property under certain conditions, generally either at the greater of fair market value or 120% of the original purchase price. In addition, tenants are generally offered a right of first refusal to purchase the restaurant property in the event an offer is received from a third party to purchase the restaurant property. Certain leases provide the lessee with the right to purchase the restaurant property at a purchase price based on various measures of value contained in an independent appraisal of the restaurant property.

   The purchase of each restaurant property owned by the Income Funds was supported by an appraisal of the real estate prepared by an independent appraiser. The purchase price of each such restaurant property, plus any acquisition fees paid by the Income Funds to the Advisor in connection with such purchase, did not exceed the restaurant property's appraised value.

   The titles to restaurant properties purchased by the Income Funds are insured by appropriate title insurance policies and/or abstract opinions consistent with normal practices in the jurisdictions in which the restaurant properties are located.

Standards for Investment

   Selection of Restaurant Chains. The selection of restaurant chains by the Advisor and by us is based on an evaluation of several factors:

  . the operations of restaurants in the restaurant chain;

  . the number of restaurants operated throughout the restaurant chain's system;

  . the relationship of average restaurant gross sales to the average capital costs of a restaurant; and

  . the restaurant chain's relative competitive position among the same type of restaurants offering similar types of food, name recognition, and market penetration.

   None of the restaurant chains is affiliated with us, the Advisor, or the Income Funds.

   Selection of Restaurant Properties and Lessees. In making investments in restaurant properties, we and the Advisor consider relevant real property and financial factors, including:

  . the condition, use, and location of the restaurant property;

  . the income-producing capacity of the restaurant properties;

  . the prospects for long-term appreciation;

  . the relative success of the restaurant chain in the geographic area in which the restaurant property is located; and

  . the management capability and financial condition of the lessee.

   In selecting lessees, we and the Advisor have historically considered the prior experience of the lessee in the restaurant industry, the net worth of the lessee, past operating results of other restaurants currently or previously operated by the lessee, and the lessee's prior experience in managing restaurants within a particular restaurant chain.

   In selecting specific restaurant properties within a particular restaurant chain and in selecting lessees for each Income Fund's restaurant properties, the Advisor applies the following minimum criteria.

  . Each restaurant property was located in what we believed to be a prime business location.

  . Base or minimum annual rent provided a specified minimum return on the Income Fund's cost of purchasing and, if applicable, developing the restaurant property, and the lease typically also will provide for automatic increases in base rent at specified times during the lease term and/or for payment of percentage rent based on gross sales.

  . The initial lease term typically was at least 15 to 20 years.

  . In evaluating prospective tenants, the Advisor examined, among other factors, the lessee's ranking in its market segment, trends in sales in each restaurant chain, overall changes in consumer preferences, and the lessee's ability to adapt to changes in market and competitive conditions, the lessee's historical financial performance, and its current financial condition.

   In general, an Income Fund will not invest in a restaurant property, if, as a result, more than 25% of its gross proceeds from its offering of units would be invested in restaurant properties of a single restaurant chain or if more than 30% of its gross proceeds would be invested in restaurant properties in a single state.

Description of Restaurant Properties

   General. As of March 31, 1999, the Income Funds owned, in the aggregate, 574 restaurant properties, all of which are currently triple-net leased. The following table provides certain annualized information with respect to the Income Funds' restaurant properties owned as of March 31, 1999.

                                        Number of
                                        States in
                             Total        which     Average             Percent
                           Number of   Restaurant   Age of     Total    of Total
                          Restaurant   Properties  Buildings   Rental    Rental
Income Fund              Properties(1) are Located  (years)   Revenue   Revenue
-----------              ------------- ----------- --------- ---------- --------
CNL Income Fund, Ltd....       17           11       13.4    $1,052,000   2.2%
CNL Income Fund II,
 Ltd....................       37           17       12.2     2,163,000   4.5
CNL Income Fund III,
 Ltd....................       28           17       11.4     1,864,000   3.9
CNL Income Fund IV,
 Ltd....................       38           15       11.1     2,458,000   5.2
CNL Income Fund V,
 Ltd....................       23           12       11.3     1,512,000   3.2
CNL Income Fund VI,
 Ltd....................       42           17       10.3     3,353,000   7.0
CNL Income Fund VII,
 Ltd....................       40           13       10.3     2,750,000   5.8
CNL Income Fund VIII,
 Ltd....................       36           12        9.9     3,221,000   6.7
CNL Income Fund IX,
 Ltd....................       40           17        9.9     2,938,000   6.1
CNL Income Fund X,
 Ltd....................       49           19        9.3     3,403,000   7.1
CNL Income Fund XI,
 Ltd....................       40           20        8.5     3,763,000   7.9
CNL Income Fund XII,
 Ltd....................       48           15        7.3     4,232,000   8.9
CNL Income Fund XIII,
 Ltd....................       47           17        7.2     3,509,000   7.3
CNL Income Fund XIV,
 Ltd....................       57           16        5.9     4,021,000   8.4
CNL Income Fund XV,
 Ltd....................       50           18        6.5     3,559,000   7.4
CNL Income Fund XVI,
 Ltd....................       44           18        7.5     4,008,000   8.4

--------

(1) The total number of properties for each Income Fund includes wholly owned properties and properties held in joint ventures and as tenants in common with a third party or another Income Fund. Of the 574 total restaurant properties owned by the Income Funds as of March 31, 1999, 65 restaurant properties were owned through joint ventures or as tenants in common with affiliates of the Income Funds.

   The following tables present information on the restaurant properties owned by the Income Funds both by restaurant chain and by tenant.

                                            Average
                                   Total     Age of                Percent of
                                 Number of  Building Total Rental Total Rental
Restaurant Chain                 Properties (years)    Revenue      Revenue
----------------                 ---------- -------- ------------ ------------
Golden Corral...................     61        8.2   $ 8,181,000       16.9%
Burger King.....................     63       11.8     5,581,000       11.5
Denny's.........................     54       10.6     5,215,000       10.8
Jack in the Box.................     50        7.9     4,913,000       10.2
Hardee's........................     64        7.3     4,429,000        9.1
Shoney's........................     26        8.9     2,874,000        5.9
Long John Silver's..............     42        7.7     2,362,000        4.9
Checkers........................     47        5.1     2,069,000        4.3
Wendy's.........................     16       11.9     1,434,000        3.0
KFC.............................     17       10.6     1,185,000        2.4
IHOP............................      8        4.0     1,139,000        2.3
Boston Market...................     13        3.3     1,067,000        2.2
Pizza Hut.......................     22       16.8       866,000        1.8
Popeyes.........................     16       14.4       826,000        1.7
Arby's..........................      9        8.9       716,000        1.5
Chevy's Fresh Mex...............      2        4.5       461,000        1.0
Other...........................     64       10.3     5,030,000       10.5
                                    ---              -----------     ------
Total...........................    574              $48,348,000     100.00%
                                    ===              ===========     ======
                                            Average
                                   Total     Age of                Percent of
                                 Number of  Building Total Rental Total Rental
Tenant                           Properties (years)    Revenue      Revenue
------                           ---------- -------- ------------ ------------
Golden Corral Corporation.......     58        8.1   $ 7,742,000       16.0%
Foodmaker, Inc. ................     50        7.9     4,913,000       10.1
Flagstar Enterprises, Inc. .....     52        7.0     3,675,000        7.6
DenAmerica Corporation..........     33       11.1     3,474,000        7.2
Restaurant Management Services,
 Inc. ..........................     31       11.8     2,334,000        4.8
Checkers Drive-In Restaurant,
 Inc............................     47        5.1     2,069,000        4.3
Burger King Corporation.........     22       11.5     2,014,000        4.2
Long John Silver's, Inc. .......     20        6.2     1,732,000        3.6
Denny's, Inc. ..................     13        7.3     1,200,000        2.5
Carrols Corporation.............     13       14.4     1,041,000        2.1
IHOP Corporation................      7        3.9     1,006,000        2.1
Other...........................    228       10.5    17,148,000       35.5
                                    ---              -----------     ------
Total...........................    574              $48,348,000     100.00%
                                    ===              ===========     ======

   The tenants of two restaurant chains have filed voluntary petitions for bankruptcy. In October 1988, tenants of nine Boston Market restaurant properties filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code As of May 31, 1999 three of these restaurant properties remain closed, and the Income Funds continue to receive lease payments on the remaining six restaurant properties. The tenant of 36 Long John Silver's restaurant properties filed voluntary petitions for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. As of May 31, 1999, seven of these restaurant properties remain closed, three restaurant properties have been sold, and the Income Funds continue to receive lease payments on the remaining 26 restaurant properties.

   Land. Lot sizes generally range from 9,000 to 467,000 square feet depending upon building size and local demographic factors. Restaurants located on land within shopping centers are freestanding and may be located on smaller parcels if sufficient common parking is available. Restaurant properties purchased by an Income Fund are in locations zoned for commercial use which were reviewed for beneficial traffic patterns and volume of traffic. Generally, the cost to the Income Funds of the underlying land ranged from $8,800 to $1,160,000, although the cost of the land for particular restaurant properties may be higher or lower in some cases.

   Buildings. Either before or after construction or renovation, the restaurant properties acquired by the Income Funds are one of a restaurant chain's approved designs. Building and site preparation costs have varied depending upon the size of the building and the site and the area in which the restaurant property is located. Building and site preparation costs to the Income Funds ranged from $96,000 to $1,160,000 for each restaurant property.

   Generally, the restaurant properties acquired by the Income Funds consist of both land and building, although in a number of cases the Income Fund may have acquired only the land underlying the restaurant building with the building owned by a tenant or a third party, and also may have acquired the building only with the land owned by a third party. In general, the restaurant properties acquired by the Income Funds are freestanding and surrounded by paved parking areas. Buildings are suitable for conversion to various uses, although modifications would be required prior to use for other than restaurant operations.

   A lessee generally is required by the lease agreement to make such capital expenditures as may be reasonably necessary to refurbish restaurant buildings, premises, signs, and equipment so as to comply with the lessee's obligations under the franchise agreement to reflect the current commercial image of its restaurant chain. These capital expenditures will be paid by the lessee during the term of the lease, and the Income Funds are under no obligation to participate in the financing of such capital expenditures. In addition, a lessee bears responsibility for substantially all of the costs and expenses associated with the ongoing maintenance and operation of the leased restaurant properties, including utilities, property taxes and insurance.

   The following table shows the distribution of restaurant properties of the Income Funds by restaurant chain as of March 31, 1999.

                                                      Income Fund(1)
                         -------------------------------------------------------------------------
                          I  II  III IV   V  VI  VII VIII IX   X  XI  XII XIII XIV XV  XVI
                         --- --- --- --- --- --- --- ---- --- --- --- --- ---- --- --- ---
Arby's.................. --    1 --    3   2   1 --  --   --  --  --    1   1  --  --    2
Boston Market........... --    1 --    1   1 --    1 --   --    1 --  --  --     4   4   5
Burger King.............   1   1   2 --    2   5  10  13   18  13  12   2   5    1 --  --
Checkers................ --    2 --    1 --  --    1 --   --  --  --  --    8   15  14   6
Chevy's Fresh Mex.......   1   1   1 --    1   1   1 --   --    1 --  --    1  --  --  --
Denny's................. --    3   1   4   3   2 --    1    4   3   7   9   3    6   2   9
Golden Corral...........   5   5   6   3   2   5   5   5    3   5   3   2   3    4   5   6
Hardee's................ --  --  --  --    1   2   6   4    6   7   5  11  11    6   7 --
IHOP.................... --    2   2   1   1   5 --  --     1 --  --  --  --   --  --    2
Jack in the Box......... --    1 --    1 --    1   3   2  --    6   8  10   5    6   4   5
KFC..................... --    3   4   1 --    3   2   3  --  --    1   1 --   --  --    1
Long John Silver's...... --  --  --  --  --  --  --  --   --    2 --    8   8    9   9   6
Pizza Hut...............   2   5   4   5   1 --  --  --   --    5 --  --  --   --  --  --
Popeyes.................   1   4   1 --  --    4   5 --   --    1 --  --  --   --  --  --
Shoney's................ --  --  --    6 --    1   2   5    5   4 --    2 --   --  --    1
Taco Bell............... --  --    2   1   2   1   1 --   --  --    1 --  --     2   1 --
Wendy's.................   5   2 --    4   1 --  --    1  --  --  --  --    1  --    1   1
Other(2)................   2   6   5   7   6  11   3   2    3   2   3   2   1    4   3 --

--------

(1) The number of properties for each Income Fund includes wholly owned properties and properties held in joint ventures and as tenants in common with a third party or another Income Fund. Of the 574 total restaurant properties owned by the Income Funds as of March 31, 1999, 65 restaurant properties were owned through joint ventures or as tenants in common with affiliates of the Income Funds.

(2) This category encompasses all restaurant chains that comprise less than 1% of the total of all restaurant properties of all of the Income Funds.

Description of Leases

   Here, we have summarized the leases of the restaurant properties. The terms and conditions of any lease, however, entered into by any of the Income Funds with regard to a restaurant property may vary from those described below.

   General. At March 31, 1999, all of the Income Funds' leases were triple-net leases, which means that the lessees are required to pay all repairs, maintenance, property taxes, and insurance. The lessees also are required to pay for utilities and the cost of any renovations permitted under the leases. An Income Fund is the lessor under the lease except in certain circumstances in which it may be a party to a joint venture or co-tenancy arrangement which, in turn, owns the restaurant property. In those cases, the joint venture, rather than the Income Fund, is the lessor, and all references in this section to the Income Fund as lessor therefore should be read accordingly. See "--Joint Venture/Co-Tenancy Arrangements."

   Term of Leases. Generally, each Income Fund's restaurant properties are leased for an initial term of either 15 or 20 years with two to five renewal options for five years each. The minimum rental payment under the renewal option generally is greater than that due for the final lease year of the initial term of the lease. Upon termination of the lease, the lessee will surrender possession of the restaurant property to the Income Fund, together with any improvements made to the restaurant property during the term of the lease.

   As of March 31, 1999, the average remaining initial lease term with respect to the Income Funds' restaurant properties was approximately 12 years. Leases accounting for approximately 12.6% of annualized base rent for the quarter ended March 31, 1999, have initial lease terms extending until at least December 31, 2014.

   The following table shows the aggregate number of leases in the Income Funds' restaurant property portfolio which expire each calendar year through the year 2014, as well as the number of leases which expire after December 31, 2014. The table does not reflect the exercise of any of the renewal options provided to the tenant under the terms of such leases.

                             Lease Expiration Table

                                                                  Base Rent
                                                             -------------------
Year                                                  Number  Amount(1)  Percent
----                                                  ------ ----------- -------
2000.................................................    4    $  148,000    0.3%
2001.................................................    7       493,000    1.0
2002.................................................   13       942,000    1.9
2003.................................................    6       375,000    0.8
2004.................................................    8     1,008,000    2.1
2005.................................................   22     2,635,000    5.5
2006.................................................   29     2,756,000    5.7
2007.................................................   32     2,735,000    5.7
2008.................................................   35     2,704,000    5.6
2009.................................................   30     3,034,000    6.3
2010.................................................   58     4,619,000    9.6
2011.................................................   68     6,237,000   12.9
2012.................................................   61     5,605,000   11.6
2013.................................................   53     4,332,000    9.0
2014.................................................   74     4,546,000    9.4
Thereafter...........................................   58     6,094,000   12.6
                                                       ---   -----------  -----
  Totals(1)..........................................  558   $48,263,000  100.0%
                                                       ===   ===========  =====

--------

(1) The leases for 16 properties with aggregate base rental income of approximately $1,381,000 have expired or been terminated, including three Boston Market restaurant properties and seven Long John Silver's restaurant properties. We are actively marketing these properties for re-lease or sale. This table excludes one lease which expires in 1999 and provides for annual base rent of approximately $85,000.

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   Computation of Lease Payments. During the initial term of the lease, the lessee pays the Income Fund, as lessor, minimum annual rent equal to a specified percentage of the Income Fund's cost of purchasing the restaurant property. Generally, the leases provide for the escalation of the minimum annual rent at predetermined intervals during the term of the lease. In the case of acquisition of restaurant properties that were to be constructed or renovated pursuant to a development agreement, the Income Fund's costs of purchasing the restaurant property included the purchase price of the land, including all fees, costs, and expenses paid by the Income Fund in connection with its purchase of the land, and all fees, costs, and expenses disbursed by the Income Fund for construction of restaurant improvements.

   In addition to minimum annual rent, in many cases, the lessee pays the Income Fund "percentage rent." Percentage rent is computed as a percentage of gross sales of the restaurant operating at a particular restaurant property. The leases generally provide that percentage rent will commence in the first lease year in which gross sales exceed a specified amount. Certain leases, however, provide that percentage rent is to be paid quarterly beginning at the end of the first two years of the lease and each succeeding quarter thereafter to the extent the restaurant gross sales in that quarter exceed the average quarterly gross sales during the first two lease years. Gross sales include sales of all products and services of the restaurant, excluding sales taxes, tips paid to serving people, and sales from vending machines.

   Assignment and Sublease. In general, no lease may be assigned or subleased without the Income Fund's prior written consent, which may not be unreasonably withheld, except to a tenant's corporate franchiser, corporate affiliate or subsidiary, a successor by merger or acquisition, or, in certain cases, another franchisee, if such assignee or sublessee agrees to operate the same type of restaurant on the premises. The leases set forth certain factors, such as the financial condition of the proposed lessee or subtenant, that are deemed to be a reasonable basis for the Income Fund's refusal to consent to an assignment or sublease. The original lessee generally remains fully liable, however, for the performance of all lessee obligations under the lease following any such assignment or sublease unless the Income Fund agrees in writing to release the original lessee from its lease obligations.

   Alterations to Premises. A lessee generally has the right, without the prior consent of the Income Fund and at the lessee's own expense, to make certain immaterial structural modifications to the restaurant building and improvements, with a cost limitation set forth in the lease, or, with the Income Fund's prior written consent and at the lessee's own expense, to make material structural modifications that may include demolishing and rebuilding the restaurant. Under certain leases, the lessee, at its own expense, may make any type of alterations to the leased premises without the Income Fund's consent but must provide the Income Fund with plans of any proposed structural modifications at least 30 days before construction of the alterations commences. Certain leases may require the lessee to post a payment and performance bond for any structural alterations with a cost in excess of a certain amount.

   Right of Lessee to Purchase. If the Income Fund wishes at any time to sell a restaurant property pursuant to a bona fide offer from a third party, the lessee of that restaurant property will generally have the right to purchase the restaurant property for the same price, and on the same terms and conditions, as contained in the offer. In certain cases, the lessee also has a right to purchase the restaurant property seven to 20 years after commencement of the lease at a purchase price equal to the greater of (1) the restaurant property's appraised value at the time of the lessee's purchase, or (2) a specified amount, generally equal to the Income Fund's purchase price of the restaurant property, plus a predetermined percentage of such purchase price. Alternatively, a limited number of leases provide for a purchase option price which is computed pursuant to a formula that looks to various measures of value contained in an independent appraisal of the restaurant property. As the general partners, we negotiated only such formulae that we expected would result in reasonable approximations of the fair market value of the restaurant property at the time the option is exercised.

   Substitution of Restaurant Properties. Certain leases provide the lessee the right to offer the substitution of another restaurant property selected by the lessee and improved with the same restaurant chain approved by

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the landlord in the event that the tenant determines in its reasonable business discretion exercised in good faith that a restaurant property is inadequate or unprofitable for the purposes for which such restaurant property is used pursuant to the lease. In that event, the lessee will have the right to offer the Income Fund the opportunity to exchange the restaurant property for another restaurant property, with a value of not less than the current value of the original leased restaurant property as determined by an independent appraisal of both restaurant properties.

   Generally, if the Income Fund approves the substitution, a closing shall take place within 60 days following the Income Fund's approval of the substitution. The terms of the lease for the substituted restaurant property shall generally be identical to the terms of the lease as the original property, except that the lease term shall equal the remainder of the term of the original lease. The tenant must pay all reasonable costs associated with the substitution.

   In some cases if the Income Fund does not approve a proposed substitution, the tenant has the right to submit alternate restaurant properties to the Income Fund for the Income Fund's approval. If no restaurant properties are accepted by the Income Fund, the tenant has the option to purchase the original restaurant property in accordance with a formula set forth in the lease.

   Special Conditions. Certain leases provide that the Income Fund will not be permitted to own or operate, directly or indirectly, another restaurant property of the same or similar type as the leased restaurant property that is or will be located within a specified distance of the leased restaurant property.

   Insurance, Taxes, Maintenance, and Repairs. Substantially all of the leases require that the lessee pay all taxes and assessments, maintenance, repair, utility, and insurance costs applicable to the real estate and permanent improvements. Lessees are required to maintain all restaurant properties in good order and repair.

   Lessees generally are required, under the terms of the leases, to maintain, for the benefit of the Income Fund and the lessee, casualty insurance in an amount not less than the full replacement value of the building and other permanent improvements, or a percent of such value in the case of certain leases, but in no case less than 90%, as well as liability insurance, generally for $1,000,000 for each location and event with an umbrella policy of $5,000,000. All lessees, other than those lessees with a substantial net worth, generally also are required to obtain "rental value" or "business interruption" insurance to cover losses due to the occurrence of an insured event for a specified period, generally six to 12 months. In general, no lease was entered into unless, in the opinion of the Advisor, the insurance required by the lease adequately insures the restaurant property.

   The lessees generally are required to maintain the restaurant property and repair any damage to the restaurant property, except damage occurring during the last 24 months of the lease term, as extended, which in the opinion of the lessee renders the restaurant property unsuitable for occupancy, in which case the lessee will have the right instead to pay the insurance proceeds to the Income Fund and terminate the lease.

Joint Venture/Tenancy in Common Arrangements

   Certain Income Funds have entered into joint ventures or tenancy in common arrangements to own and operate a restaurant property with unaffiliated persons or entities, either alone or together with another Income Fund, provided that the Income Fund, alone or together with another Income Fund, acquires a controlling equity interest in such joint venture or tenancy in common and possesses the power to direct or cause the direction of the management and policies of such joint venture or tenancy in common. As of March 31, 1999, the Income Funds held 51 restaurant properties in joint ventures and 14 restaurant properties as tenants in common.

   Under the terms of each joint venture agreement, the Income Fund and each joint venture partner are jointly and severally liable for all debts, obligations, and other liabilities of the joint venture. In addition, we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of

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


the Income Fund. Joint ventures entered into to purchase and hold a restaurant property for investment generally have an initial term of 15 to 20 years, which is generally the same term as the initial term of the lease for the restaurant property in which the joint venture invests, and, after the expiration of the initial term, will continue in existence from year to year unless terminated at the option of either joint venturer or unless terminated by an event of dissolution as specified in the agreement governing the joint venture. The joint venture agreement restricts each venturer's ability to sell, transfer, or assign its joint venture interest without first offering it for sale to its joint venture partner. In addition, in any joint venture with another Income Fund, in the event that one party desires to sell the restaurant property and the other party does not desire to sell, either party has the right to trigger dissolution of the joint venture by sending a notice to the other party. The notice will establish the price and terms for the sale or purchase of the other party's interest in the joint venture to the other party. The joint venture or partnership agreement grants the receiving party the right to elect either to purchase the other party's interest on the terms set forth in the notice or to sell its own interest on such terms.

   The tenancy in common arrangements are very similar in nature to the joint venture arrangements. However, unlike joint venture arrangements, tenancy in common arrangements allow the Income Funds to defer the gain for federal income tax purposes on the exchange of a restaurant property for a replacement property. Under a tenancy in common agreement, the co-tenant has an interest in the property to the extent of its contribution to the acquisition of this property. In addition, the net profits and losses derived from the tenancy in common's investment in a real property are allocated among the co-tenants in accordance with their respective capital contributions. Similar to the joint venture arrangements, the tenancy in common agreement restricts each co-tenant's ability to sell, transfer, or assign its interest in the tenancy in common's property without first offering it for sale to the remaining co-tenant. In the event that one co-tenant desires to sell the property and the other co-tenant does not desire to sell such property, then either co-tenant may deliver a written notice to the other co-tenant. This written notice must state that the offering co-tenant intends to purchase the entire tenancy in common interest of the non-offering co-tenant, the purchase price and other terms of sale. Similar to the joint venture arrangement, the tenancy in common arrangement provides that the receiving co-tenant has the right to elect whether to purchase the other co-tenant's interest on the terms set forth in the notice or sell its own interest on such terms.

Financing

   No Income Fund nor any general partnership or joint venture in which an Income Fund is a partner or joint venturer has acquired restaurant properties by incurring indebtedness. Generally, the partnership agreements governing each Income Fund do not permit the Income Fund to borrow to make investments. Subject to certain restrictions, however, the Income Funds may borrow funds but are not permitted to encumber any of the restaurant properties in connection with any such borrowing. The Income Funds do not borrow for the purpose of returning capital to you or under arrangements that would make you liable to creditors of an Income Fund. In general, we have limited each Income Fund's outstanding indebtedness to 3.0% of the aggregate adjusted tax basis of its restaurant properties and we have used, and will continue to use, our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes. In addition, generally an Income Fund may not incur indebtedness unless it first obtains an opinion of counsel that such borrowing will not constitute acquisition indebtedness. Notwithstanding the foregoing, we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of an Income Fund.

Sale of Restaurant Properties

   The Income Funds generally hold their restaurant properties until we determine either that their sale or other disposition is advantageous in view of each Income Fund's investment objectives, or that such objectives will not be met. Generally, we intend to sell each Income Fund's restaurant properties within 7 to 12 years after their acquisition or as soon thereafter as market conditions permit. In deciding whether to sell restaurant properties, we will consider factors such as potential capital appreciation, net cash flow, and federal income tax

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


considerations. The terms of certain leases, however, may require an Income Fund to sell a restaurant property if the lessee exercises its option to purchase a restaurant property after a specified portion of the lease term has elapsed. See "Business of the Income Funds--Description of Leases--Right of Lessee to Purchase." No Income Fund has any obligation to sell all or any portion of a restaurant property at any particular time, except as may be required under lessee or joint venture purchase options.

   Net sales proceeds not reinvested in restaurant properties or used to establish reserves deemed necessary or advisable by us are distributed to the Limited Partners in accordance with each Income Fund's partnership agreement. If we determine, however, that it is in the interest of an Income Fund to reinvest net sales proceeds in restaurant properties, net sales proceeds will be reinvested only if sufficient cash also is distributed to the Limited Partners to pay any state income tax, at a rate reasonably assumed by us, and federal income tax, assuming the Limited Partners' income is taxable at the maximum federal income tax rate then applicable to individuals for capital gains, created by the disposition. Net cash flow is not invested in restaurant properties.

   In connection with sales of restaurant properties by the Income Funds, purchase money security interests may be taken by the Income Funds as part payment of the sales price. The terms of payment are affected by custom in the area in which the restaurant property is located and by prevailing economic conditions. When a purchase money security interests is accepted in lieu of cash upon the sale of an Income Fund's restaurant property, the Income Fund continues to have a mortgage on the restaurant property and the proceeds of the sale will be realized over a period of years rather than at closing of the sale.

Competition

   The competitive environment in which the Income Funds operate is substantially similar to that of the APF, as described above on page 145.

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                  POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

   The following is a discussion of certain investment, financing and other policies of APF and of the Income Funds. In the case of APF, APF's Board of Directors has determined these policies, and generally, the Board may amend or revise such policies from time to time without a vote of the stockholders. For the Income Funds, the policies have been set according to the investment objectives set forth in the partnership agreement governing each Income Fund. The description included here regarding the Income Funds is general to all the Income Funds.

   Since its inception, APF has primarily engaged in acquiring and triple-net leasing restaurant properties and secondarily has made mortgage loans to operators of national and regional restaurant chains. Upon the acquisition of the CNL Restaurant Businesses, APF has increased its mortgage business substantially, although it will still primarily be engaged in the acquisition and triple-net leasing of restaurant properties. APF's Articles of Incorporation do not place a percentage limit on the percentage of assets which APF may invest in real estate, mortgages, or securities of persons primarily engaged in real estate, nor do they restrict the amount of resources that may be invested in a single property.

                                      APF

Investment Policies

   Real Estate Investments. Using its line of credit or cash available from operations or financings, APF seeks to generate income by acquiring and managing a diversified portfolio of real estate and other assets across the United States. APF has focused and intends to continue to focus its real estate investments on properties to be leased to operators of national and regional restaurant chains; however APF's Articles of Incorporation do not restrict its real estate investments to restaurant properties. In its real estate activities, APF seeks to structure triple-net leases and to acquire restaurant properties subject to leases that generally provide: (1) that the tenant is responsible for all operating and capital expenses, except for certain environmental and other contingent liabilities, (2) for contractual rent increases over the term of the lease and (3) for primary lease terms of 15 to 20 years, with two to five renewals of five years each. While APF generally intends to hold its restaurant properties for long-term investment, APF may dispose of a restaurant property if it deems such disposition to be in its best interests. APF may also sell restaurant properties to tenants pursuant to purchase options included in certain leases. For a more detailed discussion of the evaluation of the investment in potential restaurant properties, see "APF's Business and the Restaurant Properties--APF's Business--Evaluation of Investment Opportunities."

   Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers. APF may in the future invest in securities of entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities. APF may acquire all or substantially all of the securities or assets of REITs or similar entities where such investments would be consistent with its investment policies. APF may also receive an equity interest or rights to purchase equity interests in tenants or affiliates of tenants in connection with sale-leaseback transactions. In any event, APF does not intend that its investments in securities will require it to register as an "Investment Company" under the Investment Company Act of 1940, as amended, and APF would divest itself of such securities before any such registration would be required.

   Joint Ventures and Wholly-Owned Subsidiaries. APF may in the future enter into joint ventures or general partnerships and other participations with real estate developers, owners and others for the purpose of obtaining an equity interest in a particular property or properties in accordance with APF's investment policies. Such investments permit APF to own interests in large properties without unduly restricting diversification and, therefore, add flexibility in structuring APF's portfolio.

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

   Engaging in the Purchase and Sale of Investments and Investing in the Securities of Others for the Purpose of Exercising Control. As part of its investment activities, APF may acquire, own and dispose of general and limited partner interests, stock, warrants, options or other equity interests in entities and exercise all rights and powers granted to the owner of any such interests.

   Offering Securities in Exchange for Property. APF may offer APF Shares, Operating Partnership units or other APF securities in exchange for a restaurant property.

   Repurchasing or Reacquiring Its Own Shares. APF may purchase or repurchase APF Shares from any person for such consideration as the Board of Directors may determine in its reasonable discretion, whether more or less than the original issuance price of such APF Share or the then trading price of such APF Share.

   Investments in Real Estate Mortgages. APF originates mortgages to operators of national and regional restaurant chains, or their affiliates, to enable them to acquire restaurant properties. APF also securitizes the mortgage loans by contributing them to a trust which subsequently issues trust certificates representing beneficial ownership interests in the pool of mortgage loans. The net proceeds of the offering of the trust certificates are then contributed back to APF. The mortgage loans are not insured by a governmental agency.

Financing Policies

   Issuance of Additional Securities. APF's Board of Directors may, in its discretion, issue additional equity securities. APF expects to issue additional equity from time to time to increase its available capital. The issuance of additional equity interests may result in the dilution of the interests of the APF stockholders at the time of such issuance.

   Issuance of Senior Securities. APF may at any time issue securities senior to the APF Shares, upon such terms and conditions as may be determined by the Board of Directors.

   Borrowing Policy. APF may, at any time, borrow, on a secured or unsecured basis, funds to finance its business and in connection therewith execute, issue and deliver promissory notes, commercial paper, notes, debentures, bonds and other debt obligations which may be convertible into APF Shares or other equity interests or be issued together with warrants to acquire APF Shares or other equity interests.

Miscellaneous Policies

   Making Annual or Other Reports to Stockholders. APF is subject to the reporting requirements of the Exchange Act and will file annual and quarterly reports thereunder. APF currently intends to provide annual and quarterly reports to its stockholders.

   Restrictions on Related Party Transactions. APF's bylaws prohibit APF from engaging in a transaction with a director, officer, advisor, person owning or controlling 10% or more of any class of APF's outstanding voting securities or any affiliate of such persons, to all of whom we refer to here as the interested parties, except to the extent that such transactions are specifically authorized by the terms of the bylaws. The bylaws will permit a transaction, including the acquisition of property, with any of the interested parties, however, if the terms or conditions of such transaction have been disclosed to the Board of Directors and approved by a majority of directors not otherwise interested in the transaction, and such directors, in approving the transaction, have determined the transaction to be fair, competitive, commercially reasonable and on terms and conditions no less favorable to APF than those available from unaffiliated third parties.

   Company Control. The Board of Directors has exclusive control over APF's business and affairs subject only to the restrictions in the APF's Articles of Incorporation and bylaws. Stockholders have the right to elect members of the Board of Directors. The Directors are accountable to APF as fiduciaries and are required to exercise good faith and integrity in conducting APF's affairs as described in "Fiduciary Responsibility" on page 168.

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

Working Capital Reserves

   APF will maintain working capital reserves or immediate borrowing capacity in amounts that the Board of Directors determines to be adequate to meet normal contingencies in connection with the operation of APF's business and investments.

                             The Income Funds

Investment Policies

   Real Estate Investments. The Income Funds' primary investment activity is to acquire and manage a diversified portfolio of real estate assets. In their real estate activities, the Income Funds seek to structure triple-net leases and to acquire properties subject to leases that generally have the following terms:

  . tenant responsibility for all operating and capital expenses, except for certain environmental and other contingent liabilities;

  .  contractual rent increases over the term of the lease; and

  . primary lease terms of 15 to 20 years, with two to five renewal options of five years each.

   While the Income Funds generally hold their restaurant properties for long-term investment, an Income Fund may dispose of a restaurant property if the general partners deem such disposition to be in its best interests. Generally, any proceeds from such disposition must be distributed to the partners in the Income Fund according to the terms of the partnership agreements governing such Income Fund. The Income Funds are finite term entities which are structured to dissolve when the assets of the Income Funds are liquidated, or after approximately 35 years. For a discussion of the evaluation and selection of restaurant properties, see "Business of the Income Funds--Site Selection and Acquisition of Restaurant Properties."

   Joint Ventures/Tenancy in Common Arrangements. Each of the Income Funds may enter into joint venture or tenancy in common arrangements and other participations with others for the purpose of obtaining an equity interest in a particular property or properties in accordance with the Income Fund's investment policies. Such investments permit a Fund to own interests in large properties without unduly restricting diversification and, therefore, add flexibility in structuring the Income Fund's portfolio.

Financing

   The Income Funds are generally prohibited from or restricted in the amount and nature of borrowings. Additionally, none of the Income Funds are authorized to raise additional capital for, or reinvest the net sale or refinancing proceeds in, new investments, absent amendments to their partnership agreements.

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                                   MANAGEMENT

Directors and Executive Officers

   The directors and executive officers of APF are listed below:

          Name            Age                 Position with APF
          ----            --- --------------------------------------------------
James M. Seneff, Jr......  52 Chairman of the Board of Directors
Robert A. Bourne.........  52 Vice Chairman of the Board of Directors
G. Richard Hostetter.....  59 Independent Director
J. Joseph Kruse..........  66 Independent Director
Richard C. Huseman.......  60 Independent Director
Curtis B. McWilliams.....  43 Chief Executive Officer
John T. Walker...........  40 President and Chief Operating Officer
Howard J. Singer.........  56 Executive Vice President of Development Operations
Barry L. Goff............  37 Senior Vice President and Chief Investment Officer
Steven D. Shackelford....  35 Senior Vice President and Chief Financial Officer
Michael I. Wood..........  37 Senior Vice President of Asset Management
Timothy J. Neville.......  50 Senior Vice President and Chief Credit Officer
Robert W. Chapin Jr......  37 Senior Vice President of Development Operations

   James M. Seneff, Jr. has served as Chairman of the Board of Directors of APF since December 1994 and as a director since May 1994. Mr. Seneff also served as
Chief Executive Officer of APF from May 1994 to       1999. Prior to the
acquisition of the CNL Restaurant Businesses, Mr. Seneff served as Chairman of the Board, Chief Executive Officer and a director of the Advisor from March
1994 to      1999. Mr. Seneff is a principal stockholder of CNL Group, Inc., a diversified real estate company, and has served as its Chairman of the Board of Directors, a director and Chief Executive Officer since its formation in 1980. In addition, Mr. Seneff has served as Chairman of the Board, Chief Executive Officer and a director of CNL Hospitality Properties, Inc. since June 1996 and of CNL Health Care Properties, Inc. since December 1997, two public, unlisted REITs. Mr. Seneff also has served as Chief Executive Officer, a director and Chairman of the Board of Directors of Commercial Net Lease Realty, Inc., a publicly-traded REIT, listed on the NYSE, since 1992 and served as Chief Executive Officer, a director and Chairman of the Board of Directors of CNL Realty Advisors, Inc. from its inception in May 1992 through December 1997, at which time such company merged with Commercial Net Lease Realty, Inc. Mr. Seneff has served as a member of the board of directors of First Union National Bank of Florida since May 1998 and has served as a member of the Orlando Advisory Board of First Union National Bank of Florida since March 1994. Mr. Seneff received his degree in Business Administration from Florida State University in 1968.

   Robert A. Bourne has served as a Vice Chairman of the Board of Directors of APF since February 1999 and has served as a director of APF since May 1994. He also served in various executive positions, including President, with APF from
May 1994 to      1999, the most recent of which was Treasurer. Mr. Bourne
served as a director of the Advisor from March 1994 through       , 1999,
served as Treasurer and Vice Chairman of the Board from September 1997 through
      , 1999 and served as President from March 1994 through September 1997. In addition, Mr. Bourne served in several executive positions, including President and currently serves as Vice Chairman of the Board of Directors for CNL Financial Services, Inc. and served in several executive positions, including President, and currently serves as Vice Chairman of the Board for CNL Financial Corporation. Mr. Bourne served as President of Commercial Net Lease Realty, Inc. from July 1992 to February 1996, served as Secretary and Treasurer from February 1996 through December 1997, has served as a director since July 1992 and as Vice Chairman of the Board of Directors since February 1996. In addition, Mr. Bourne served as President of CNL Realty Advisors, Inc. from May 1992 to February 1996, served as a director from May 1992 through December 1997, and as Treasurer and Vice Chairman from February 1996 through December 1997, at which time such company merged with Commercial Net Lease Realty, Inc. Mr. Bourne has served as President and a director of CNL Hospitality Properties, Inc. since June 1996 and CNL Health Care Properties, Inc. since December 1997. In addition, Mr. Bourne oversaw the

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


acquisition and the management of over 1,500 properties located across 47 states with a total value in excess of $2 billion. Mr. Bourne received a Bachelor of Science Degree in Accounting, with honors, from Florida State University in 1970.

   G. Richard Hostetter, Esq. has served as an Independent Director of APF since March 1995. Mr. Hostetter served as a director of CNL Hospitality Properties, Inc. from July 1997 until February 1999. Mr. Hostetter was associated with the law firm of Miller and Martin from 1966 through 1989, the last ten years of such association as a senior partner. As a lawyer, he served for more than 20 years as counsel for various corporate real estate groups, fast-food companies and public companies, including The Krystal Company, resulting in his extensive participation in transactions involving the sale, lease, and sale/leaseback of approximately 250 restaurant units. Mr. Hostetter graduated from the University of Georgia and received his Juris Doctor from Emory Law School in 1966. He is licensed to practice law in Tennessee and Georgia. From 1989 through 1998, Mr. Hostetter served as President and General Counsel of Mills, Ragland & Hostetter, Inc., the corporate general partner of MRH, L.P., a holding company involved in corporate acquisitions, in which he also was a general and limited partner. Since January 1, 1999, Mr. Hostetter has served as President and General Counsel of MRH, Inc. which manages two of the businesses formerly owned by MRH, L.P.

   J. Joseph Kruse has served as an Independent Director of APF since March 1995. Mr. Kruse also served as a director of CNL Hospitality Properties, Inc. from July 1997 to February 1999. From 1993 to the present, Mr. Kruse has been President and Chief Executive Officer of Kruse & Co., Inc., a merchant banking company engaged in real estate. Mr. Kruse also serves as a director of Gateway American Bank of Florida and Chairman of Topsider Building Systems. Formerly, Mr. Kruse was a Senior Vice President with Textron, Inc. for twenty years, and then served as Senior Vice President at G. William Miller & Co., a firm founded by a former Chairman of the Federal Reserve Board and the Secretary of the Treasury of the United States. Mr. Kruse was responsible for evaluations of commercial real estate and retail shopping mall projects and continues to serve as counsel to the firm. Mr. Kruse received a Bachelor of Science degree in Education from the University of Florida in 1957 and a Master of Science degree in Administration in 1958 from Florida State University. He also graduated from the Advanced Management Program of the Harvard Graduate School of Business.

   Richard C. Huseman has served as an Independent Director of APF since March 1995. Mr. Huseman also served as a director of CNL Hospitality Properties, Inc. from July 1997 to February 1999. Mr. Huseman is presently a professor in the College of Business Administration, and from 1990 through 1995, served as the Dean of the College of Business Administration of the University of Central Florida. He has served as a consultant in the area of managerial strategies to a number of Fortune 500 corporations, including IBM, AT&T, and 3M, as well as to several branches of the U.S. government, including the U.S. Department of Health and Human Services, the U.S. Department of Justice, and the Internal Revenue Service. Mr. Huseman received a Bachelor of Arts degree from Greenville College in 1961 and an Master of Arts degree and a Ph.D. from the University of Illinois in 1963 and 1965, respectively.

   Curtis B. McWilliams has served as Chief Executive Officer of APF since
    , 1999. Prior to the acquisition of the CNL Restaurant Businesses, Mr.
McWilliams served as President of APF from February 1999 until     , 1999. From
April 1997 to February 1999, Mr. McWilliams served as Executive Vice President of APF. Mr. McWilliams joined CNL Group, Inc. in April 1997 and currently serves as an Executive Vice President. In addition, Mr. McWilliams served as President of the Advisor and CNL Financial Services, Inc. from April 1997 until
the acquisition of such entities by APF in    , 1999. From September 1983
through March 1997, Mr. McWilliams was employed by Merrill Lynch & Co. The majority of his career at Merrill Lynch & Co. was in the Investment Banking division where he served as a Managing Director. Mr. McWilliams received a B.S.E. in Chemical Engineering from Princeton University in 1977 and a Master of Business Administration degree with a concentration in finance from the University of Chicago in 1983.

   John T. Walker has served as President and Chief Operating Officer and
Executive Vice President of APF since    , 1999. Mr. Walker joined the Advisor
in September 1994, as Senior Vice President, responsible for Research and Development and served as the Chief Operating Officer of the Advisor from April
1995 until its acquisition by APF in      1999 and served as Executive Vice
President of the Advisor from January

1996 until its acquisition by APF. Mr. Walker also served as Executive Vice President of CNL Hospitality Properties, Inc. and CNL Hospitality Advisors, Inc. from 1997 to October 1998. From May 1992 to May 1994, he was Executive Vice President for Finance and Administration and Chief Financial Officer of Z Music, Inc., a cable television network which was subsequently acquired by Gaylord Entertainment, where he was responsible for overall financial and administrative management and planning. From January 1990 through April 1992, Mr. Walker was Chief Financial Officer of the First Baptist Church in Orlando, Florida. From April 1984 through December 1989, he was a partner in the accounting firm of Chastang, Ferrell & Walker, P.A., where he was the partner in charge of audit and consulting services, and from 1981 to 1984, Mr. Walker was a Senior Consultant/Audit Senior at Price Waterhouse. Mr. Walker is a cum laude graduate of Wake Forest University with a Bachelor of Science degree in Accountancy and is a certified public accountant.

   Howard J. Singer has served as Executive Vice President of Development
Operations of APF since    , 1999. Mr. Singer joined CNL Restaurant
Development, Inc. in October 1995 and served as chief operating officer for
that company until     , 1999, responsible for complete services ranging from
site selection, site development and construction. From October 1986 to September 1995, Mr. Singer was executive vice president of development for Long John Silver's. He has also worked for KFC Corporation and Burger King Corporation where he held positions in development, franchising, national and international operations. Mr. Singer received a Bachelor of Science degree from the University of Florida in 1965 and a Juris Doctor from the University of Miami in 1972.

   Barry L. Goff has served as Chief Investment Officer and Senior Vice
President of APF since     1999. Mr. Goff joined the Advisor in August 1998 as
Chief Investment Officer and served in such position until     , 1999. Mr. Goff
is responsible for marketing APF's restaurant finance, development and strategic advisory services and products to the restaurant industry. Prior to joining the Advisor and from 1989 to July 1998, Mr. Goff was a shareholder of Lowndes, Droskick, Doster, Kantor & Reed, PA., a law firm, in Orlando, Florida where he specialized in U.S. and international taxation. Prior to joining Lowndes in 1989, Mr. Goff practiced law with Loeb & Loeb in Los Angeles. Mr. Goff received his Bachelor of Science degree in Business Administration from the University of Central Florida in 1983, his Juris Doctor degree from the University of Florida in 1986 and a Master of Laws in Taxation from New York University in 1988.

   Steven D. Shackelford has served as Senior Vice President and Chief Financial Officer of APF since January 1997. He also served as Chief Financial
Officer of the Advisor from September 1996 to    , 1999. From March 1995 to
July 1996, Mr. Shackelford was a senior manager in the national office of Price Waterhouse LLP where he was responsible for advising foreign clients seeking to raise capital and a public listing in the United States. From August 1992 to March 1995, he was a manager in the Paris, France office of Price Waterhouse, serving several multinational clients. Mr. Shackelford was an audit staff and senior from 1986 to 1992 in the Orlando, Florida office of Price Waterhouse. Mr. Shackelford received a Bachelor in Arts degree in Accounting, with honors, and a Master of Business Administration degree from Florida State University and is a certified public accountant.

   Michael I. Wood has served as Senior Vice President of Asset Management
since    , 1999. Mr. Wood joined the Advisor in September 1997 and was appointed Senior Vice President of Asset Management in December 1997, serving
in such position until    , 1999. Mr. Wood is responsible for overseeing the
property management and portfolio management of the various portfolios advised by APF. Prior to joining the Advisor, Mr. Wood spent more than 10 years with Xerox Corporation in a variety of positions in its real estate investment and corporate real estate divisions. His most recent position with Xerox was as manager of real estate acquisitions and dispositions where he was responsible for Xerox's major real estate projects. Mr. Wood has achieved the professional designation of Certified Commercial Investment Member. He received a Bachelor of Science degree in Computer Science and a Master of Business Administration degree from the University of North Carolina at Chapel Hill.

   Timothy J. Neville has served as Senior Vice President and Chief Credit
Officer of APF since     1999. Mr. Neville was Senior Vice President and Chief
Credit Officer of CNL Financial Services, Inc.,

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

responsible for underwriting loans to select operators of top restaurant
chains, from mid 1997 to    , 1999. He has more than 25 years of lending and
risk management experience at major financial institutions. From     to mid
1997, Mr. Neville served as Executive Vice President and Senior Credit Policy Officer at Barnett Bank, N.A. In that capacity, he was responsible for loan approval, asset quality and portfolio management of a loan portfolio totaling $1.4 billion. Prior responsibilities included management of lending departments and lending teams with various financial institutions. Mr. Neville earned a Master in Business Administration degree, from Xavier University and a Bachelor of Business Administration degree from the University of Cincinnati.

   Robert W. Chapin, Jr. has served as Senior Vice President of Operations of
APF since        , 1999. In July 1997, Mr. Chapin joined CNL Restaurant
Development, Inc., in June 1998 and was Senior Vice President of Development
Operations for that Company until      , 1999, responsible for complete
development services ranging from site selection, site development and construction management. From July 1997 to June 1998, Mr. Chapin served as a full-time consultant with CNL Group, Inc., working on a number of strategic project initiatives. From November 1994 to June 1997, Mr. Chapin served as President of Leader Enterprises, a full-service sports marketing firm. From October 1989 to November 1994, Mr. Chapin was employed by VOA Associates, a Chicago-based design and development company, most recently as managing principal of the Florida office. Mr. Chapin received his Bachelor of Science degree from Appalachian State University.

Board of Directors

   General. APF will operate under the direction of its Board of Directors, the members of which are accountable to APF as fiduciaries.

   APF currently has five directors. It may have no fewer than three directors and no more than 15. Directors will be elected annually, and each director will hold office until the next annual meeting of stockholders or until his successor has been duly elected and qualified. There is no limit on the number of times that a director may be elected to office. Although the number of directors may be increased or decreased as discussed above, a decrease shall not have the effect of shortening the term of any incumbent director.

   Any director may resign at any time and may be removed with or without cause only by the stockholders upon the affirmative vote of at least a majority of all the shares of common stock outstanding and entitled to vote in the election of the directors. The notice of such meeting shall indicate that the purpose, or one of the purposes, of such meeting is to determine if a director shall be removed.

   Committees of the Board of Directors. Pursuant to APF's Articles of Incorporation, the Board of Directors may establish committees as it deems appropriate. Currently, APF has an Audit Committee which consists of APF's three independent directors. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the plans and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees and reviews the adequacy of APF's internal accounting controls.

   In addition to the Audit Committee, APF has a Compensation Committee. The Compensation Committee consists of three independent directors who advise the Board of Directors on all matters pertaining to compensation programs and policies and establish guidelines for employee incentive and benefits programs which the committee reviews on a continuous basis. It makes specific recommendations relating to salaries of officers and all incentive awards.

   Promptly following the consummation of the Acquisition, the Board of Directors expects to establish an Executive Committee. The Executive Committee will consist of a minimum of three directors, including Messrs. Seneff and Bourne. The Executive Committee will have the authority to acquire, dispose of and finance investments for APF and execute contracts and agreements, including those related to the borrowing of money by APF and generally exercise all other powers of the Board of Directors except for those which require action by all the directors or the independent directors under the Articles of Incorporation or the bylaws of APF, or under applicable law.

   The Board of Directors may from time to time establish certain other committees to facilitate APF's management. The Board of Directors initially will not have a nominating committee and the entire Board of Directors will perform the function of such committee.

   Compensation of Directors. Each Director is entitled to receive $6,000 annually for serving on the Board of Directors, as well as fees of $750 per meeting attended ($375 for each telephonic meeting in which the Director participates), including committee meetings. No executive officer or Director of APF has received a bonus from APF.

Executive Compensation

   The following Summary Compensation Table shows the annual and long-term compensation to be paid by APF to the Chief Executive Officer and the top four other most highly compensated executive officers for services to be rendered in all capacities to APF during the year following the Acquisition, assuming the completion of the Acquisition as of December 31, 1999.

                                                                     Annual
                                                                  Compensation
                                                                 --------------
   Name and Principal Position                                    Salary  Bonus
   ---------------------------                                   -------- -----
   Curtis B. McWilliams, Chief Executive Officer................ $300,000  n/a
   John T. Walker, President and Chief Operating Officer........  225,000  n/a
   Steven D. Shackelford, Senior Vice President and Chief
    Financial Officer...........................................  170,000  n/a
   Barry L. Goff, Senior Vice President and Chief Investment
    Officer.....................................................  170,000  n/a
   Timothy J. Neville, Senior Vice President and Chief Credit
    Officer.....................................................  150,000  n/a

   To date, APF has not granted to its Chief Executive Officer or to any other executive officer any options to purchase common stock pursuant to an established stock incentive plan or otherwise.

Employment Agreements

   Effective     , 1999 APF entered into employment agreements with Curtis B.
McWilliams, Steven D. Shackleford, John T. Walker, Howard J. Singer, Barry L. Goff and Robert W. Chapin, Jr. Each of the employment agreements terminate on December 31, 2001 and provide for a discretionary bonus. APF has also entered into noncompetition agreements with each of Messrs. Seneff and Bourne providing that, subject to certain exceptions, they will not engage in specified activities in the restaurant industry.

1999 Performance Incentive Plan

   At its 1999 annual meeting on May 27, 1999, APF's stockholders approved 1999 Performance Incentive Plan. The Board believes that the Incentive Plan is in the best interest of APF and will enable it to attract and retain highly qualified executive officers, directors and employees.

   The Incentive Plan is qualified under Rule 16b-3 under the Exchange Act. The Incentive Plan will be administered by the Compensation Committee and provides for the granting of options, stock appreciation rights or restricted stock. Under the Incentive Plan, 2,250,000 APF Shares are available for issuance to executive officers, directors or other key employees of APF, which number may increase over time based on the number of outstanding APF Shares. Options to acquire APF Shares are expected to be in the form of non-statutory stock options and are exercisable for up to 10 years following the date of the grant. The exercise price of each option will be set by the Compensation Committee, but the Incentive Plan requires that the price per APF Share must be equal to or greater than the fair market value of the APF Shares on the grant date.

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


   The Incentive Plan also provides for the issuance of stock appreciation rights and restricted APF Shares to executive officers, directors or other key employees upon such terms and conditions as shall be determined by the Compensation Committee in its sole discretion and other performance-based incentives. The Incentive Plan generally entitles a holder to receive cash or stock, as determined by the Compensation Committee at the time of exercise, equal to the difference between the exercise price and the fair market value of the APF Shares.

Other Incentive Compensation

   APF has established an incentive compensation plan for key officers of APF. This plan provides for payment of cash bonuses to participating officers after evaluating the officer's performance and the overall performance of APF. The Chief Executive Officer makes recommendations to the Compensation Committee of the Board of Directors, which makes the final determination for the award of bonuses. The Compensation Committee determines such bonuses, if any, for the Chief Executive Officer.

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

                         PRINCIPAL STOCKHOLDERS OF APF

   We have provided in the table below certain information regarding the beneficial ownership of the APF Shares as of June 15, 1999 assuming the completion of the acquisition of the CNL Restaurant Businesses by APF, and as adjusted to give effect to the issuance of APF Shares in the Acquisition assuming that APF acquires 100% of the Income Funds, by (i) each person or entity known by APF to beneficially own 5% or more of the outstanding APF Shares, (ii) the Chief Executive Officer, James M. Seneff, (iii) the directors of APF, and (iv) all executive officers and directors, as a group.

                                Beneficial Ownership        Beneficial Ownership
                              Prior to the Acquisition      After the Acquisition
                              ----------------------------- ---------------------
Name of Beneficial Owner (2)    Number        Percent (1)    Number   Percent (1)
----------------------------  -------------- -------------- --------- -----------
James M. Seneff, Jr........        3,721,671          8.6%  3,790,746     5.4
Robert A. Bourne...........          988,108          2.3%  1,057,182     1.5
G. Richard Hostetter (3)...            2,740            *       2,740       *
J. Joseph Kruse............              --           --          --      --
Richard C. Huseman.........              --           --          --      --
All executive officers and
 directors as a group
 (13 persons)..............        5,253,615         12.1%  5,391,764     7.6

--------
*  Less than 1%.

(1) The percentage ownership prior to the Acquisition is based on 43,498,464 shares of APF Shares outstanding as of June 30, 1999 as adjusted to reflect the acquisition of the CNL Restaurant Businesses by APF and giving effect to a one-for-two reverse stock split approved by the APF stockholders at their annual meeting and effective as of June 3, 1999. The percentage ownership after the Acquisition is based on 70,526,807 APF Shares outstanding upon completion of the Acquisition assuming the Acquisition of 100% of the Income Funds and adjusted for the payment by the Income Funds of certain expenses of the Acquisition to be paid by the Income Funds in the form of a reduction in the number of APF Shares paid to each Income Fund. Beneficial ownership is determined in accordance with the rules of the SEC. For each beneficial owner, APF Shares subject to options or conversion rights exercisable within 60 days of June 15, 1999 are deemed outstanding.
(2) Except as specifically noted in the footnotes below, the address of each of the named beneficial owners is c/o APF, 400 East South Street, Orlando, Florida 32801.
(3) Represents shares held by Sun Trust Bank of Chattanooga in an IRA.

                            FIDUCIARY RESPONSIBILITY

Directors and Officers of the Company

   The directors are accountable to APF and its stockholders as fiduciaries and must perform their duties in good faith, in a manner believed to be in APF's best interests and that of its stockholders and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances. APF's Articles of Incorporation provide that the directors will not be personally liable to APF or to any stockholder for the breach of a fiduciary responsibility, to the full extent that such limitation or elimination of liability is permitted under Maryland law. The bylaws provide that APF will indemnify its directors and officers to the full extent permitted under Maryland law. Pursuant to the bylaws and the MGCL, APF will indemnify each director and officer against any liability and related expenses, including attorneys' fees, incurred in connection with any proceeding in which he may be involved by reason of his or her service in such position so long as the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to APF's best interest, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

   A director and officer is also entitled to indemnification against expenses incurred in any action or suit by or on behalf of APF to procure a judgment in its favor by reason of his or her service in such position if the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to APF's best interests, except that no such indemnification will be made if the director or officer is judged to be liable to APF, unless the applicable court of law determines that despite the adjudication of liability the director or officer is reasonably entitled to indemnification for such expenses. The bylaws authorize APF to advance funds to a director or officer for costs and expenses, including attorneys' fees, incurred in a suit or proceeding upon receipt of an undertaking by such director or officer to repay such amounts if it is ultimately determined that he is not entitled to be indemnified. APF has entered into agreements with its directors and executive officers, indemnifying them to the fullest extent permitted by Maryland law. If the Acquisition is consummated, you and other stockholders of APF, may have more limited recourse against the directors and officers than you would have absent these agreements and the provisions in APF's Articles of Incorporation and bylaws.

   To the extent that these indemnification provisions apply to actions arising under the Securities Act, APF has been informed that, in the opinion of the SEC, such indemnification provisions are contrary to public policy as expressed in the Securities Act and therefore are not enforceable. APF has obtained insurance policies indemnifying the directors and officers against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.

General Partners of the Income Funds

   Under Florida partnership law, we are accountable to the Income Funds as fiduciaries and owe each Income Fund and the partners a duty of loyalty and duty of care and are required to exercise good faith and fair dealing in conducting the Income Fund's affairs. Each Income Fund's partnership agreement generally provides that neither we, as general partners, nor any of our affiliates performing services on behalf of the Income Fund will be liable to the Income Fund or any of the Limited Partners for any act or omission by us performed in good faith pursuant to authority granted to us by the partnership agreement, or in accordance with its provisions, and any manner we reasonably believed to be within the scope of our authority and in the best interests of the Income Fund, provided that such act or omission did not constitute negligent misconduct or a breach of our fiduciary duty. As a result, you and the other Limited Partners might have a more limited right of action in certain circumstances than you would have in the absence of such a provision in the partnership agreements.

   Each Income Fund's partnership agreements also generally provide that we and certain of our affiliates are indemnified from losses relating to acts performed or failures to act in connection with the business of the Income Fund, except to the extent indemnification is prohibited by law, provided that we or our affiliate determined in good faith that the course of conduct was in the best interests of the Income Fund and provided further that the course of conduct did not constitute negligence, misconduct, or breach of our fiduciary duty. Notwithstanding the foregoing, neither we nor any of our affiliates will be indemnified by any Income Fund from any liability, loss, damage, cost or expense incurred by us or any affiliate in connection with any claim involving allegations that we or our affiliate violated federal or state securities laws unless:

  . a court has held in our or our affiliate's favor on the merits of the claims of each count involving alleged securities law violations as to the person seeking indemnification and the court approves indemnification of the litigation costs,

  . a court of competent jurisdiction has dismissed such claims with prejudice on the merits, and the court approves indemnification of the litigation costs, or

  . a court of competent jurisdiction has approved a settlement of the claims against the person seeking indemnification and finds that indemnification of the settlement and related costs should be made.

  In each of the situations described above, the court of law considering the request for indemnification must be advised as to the position of the SEC, the Florida Department of Banking and Finance and any other applicable regulatory authority regarding indemnification for violations of securities laws. Any indemnification may not be enforceable as to certain liabilities arising from claims under the Securities Act and state securities laws, and, in the opinion of the SEC, such indemnification is contrary to public policy and is therefore unenforceable. For purposes of the foregoing, our affiliates will be indemnified only when operating within the scope of our authority. Any claim for indemnification under a partnership agreement will be satisfied only out of the assets of the Income Fund, and no Limited Partner has any personal liability to satisfy an indemnification claim made against the Income Fund.

   Each Income Fund may also advance funds to a third person indemnified under the partnership agreement for legal expenses incurred as a result of legal action brought against such person if;

  . the legal action relates to the performance of duties or services by such person on behalf of the Income Fund,

  . the legal action is initiated by a party other than a Limited Partner, and

  . such person undertakes to repay the advanced funds to the Income Fund if it is subsequently determined that such person is not entitled to indemnification pursuant to the terms of the partnership agreement.

   The partnership agreement of each Income Fund provides that the Income Fund may pay the attorneys fees of a person indemnified under the partnership agreement as they are incurred. No Income Fund pays for any insurance covering liability of the general partners or any other indemnified person for acts or omissions for which indemnification is not permitted by its partnership agreement, although we may be named as additional insured parties on policies obtained for the benefit of the Income Fund if there is no additional cost to such Income Fund. As part of its assumption of liabilities in the Acquisition, APF will indemnify us and our affiliates for periods prior to and following the Acquisition to the extent of our and our affiliates' indemnity under the terms of the partnership agreements and applicable law.

                         DESCRIPTION OF CAPITAL STOCK

   APF is currently soliciting the approval of its stockholders for a number of amendments to APF's Articles of Incorporation, including an increase in the number of APF's authorized shares of capital stock. Upon the receipt of stockholder approval, APF's Articles of Incorporation will authorize a total of 178,000,000 shares of capital stock, consisting of 137,500,000 shares of common stock, $.01 par value per share, 3,000,000 shares of preferred stock, and 78,000,000 additional shares of excess stock, $.01 par value per share. See "--Ownership Limits and Restrictions on Transfer." As of June 15, 1999, assuming the acquisition of the CNL Restaurant Businesses and giving effect to a one-for-two reverse stock split effective as of June 3, 1999, APF had 43,498,464 shares of common stock outstanding and no preferred stock or excess stock outstanding. Currently, there is no established public trading market for the APF Shares. Upon consummation of the Acquisition, the APF Shares will
be listed on the NYSE under the symbol "    ".

   Holders of APF Shares are entitled to one vote per share on all matters to be voted on by stockholders and are entitled to receive ratably such distributions as may be declared on the APF Shares by the Board of Directors in its discretion from funds legally available therefor. In the event of the liquidation, dissolution or winding up of APF, holders of APF Shares are entitled to share ratably in all assets remaining after payment of all debts and other liabilities and any liquidation preference of any holders of preferred stock. Holders of APF Shares have no subscription, redemption, conversion or preemptive rights. Matters submitted for stockholder approval generally require a majority vote of the shares present and voting thereon.

   All of the APF Shares offered in the Acquisition will be fully paid and nonassessable when issued.

Preferred Stock

   Under APF's Articles of Incorporation, the Board of Directors may from time to time establish and issue one or more series of preferred stock without stockholder approval. The Board of Directors may classify or reclassify any unissued preferred stock by setting or changing the number, designation, preference, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms or conditions of redemption of such series. Because the Board of Directors has the power to establish the preferences and rights of each series of preferred stock, it may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of APF Shares.

   For a description of the characteristics of the excess stock, which differ from APF Shares and preferred stock in a number of respects, including voting and economic rights, see "--Ownership Limits and Restrictions on Transfer," below.

Ownership Limits and Restrictions on Transfer

   For APF to continue to qualify as a REIT under Section 856(a) of the Internal Revenue Code of 1986, as amended, it must adhere to the following ownership limits:

     (a) not more than 50% in value of outstanding equity securities of all classes may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain entities, during the last half of a taxable year;

     (b) the equity securities must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year; and

     (c) APF must satisfy certain complex requirements with respect to the nature of its income and assets.

   For a description of these complex requirements, see "Federal Income Tax Considerations" section starting on page 180 of this consent solicitation.

   To ensure that five or fewer individuals do not own more than 50% in value of the outstanding equity securities, APF's Articles of Incorporation provide generally that no holder may own, or be deemed to own by virtue of certain attribution provisions of the Code, more than 9.8% of the issued and outstanding equity securities, which we refer to as the Ownership Limit. The Board of Directors, upon receipt of a ruling from the Internal Revenue Service, an opinion of counsel, or other evidence satisfactory to the Board of Directors, in its sole discretion, may waive or change, in whole or in part, the application of the Ownership Limit with respect to any person that is not an individual, as defined in Section 542(a)(2) of the Code. In connection with any such waiver or change, the Board of Directors may require such representations and undertakings from such person or affiliates and may impose such other conditions, as the Board deems necessary, advisable or prudent, in its sole discretion, to determine the effect, if any, of the proposed transaction or ownership of equity securities on APF's status as a REIT for federal income tax purposes.

   In addition, the Board of Directors, from time to time, may increase the Ownership Limit, except that (i) the Ownership Limit may not be increased and no additional limitations may be created if, after giving effect thereto, APF would be "closely held" within the meaning of Section 856(h) of the Code and
(ii) the Ownership Limit may not be increased to a percentage that is greater than 9.8%. Prior to any modification of the Ownership Limit, the Board of Directors will have the right to require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary, advisable or prudent, in its sole discretion, in order to determine or ensure APF's status as a REIT.

   Under the Articles of Incorporation, the Ownership Limit will not be automatically removed even if the REIT provisions of the Code are changed so that they no longer contain any ownership concentration limitation or if the ownership concentration limit is increased. In addition to preserving APF's status as a REIT for federal income tax purposes, the Ownership Limit may prevent any person or small group of persons from acquiring control of APF.

   The Articles of Incorporation of APF also provide that if an issuance, transfer or acquisition of equity shares (a) would result in a holder exceeding the Ownership Limit, (b) would cause APF to be beneficially owned by less than 100 persons, (c) would result in APF being "closely held" within the meaning of
Section 856(h) of the Code or (d) would otherwise result in APF failing to qualify as a REIT for federal income tax purposes, such issuance, transfer or acquisition shall be null and void to the intended transferee or holder, and the intended transferee or holder will acquire no rights to the shares. Pursuant to the Articles of Incorporation, equity securities owned, transferred or proposed to be transferred in excess of the Ownership Limit or which would otherwise jeopardize APF's status as a REIT under the Code will automatically be converted to excess stock.

   A holder of excess stock is not entitled to distributions, voting rights and other benefits with respect to such shares except the right to payment of the purchase price for the shares and the right to certain distributions upon liquidation. Any dividend or distribution paid to a proposed transferee on excess stock pursuant to APF's Articles of Incorporation will be required to be repaid to APF upon demand. Excess stock will be subject to repurchase by APF at its election. The purchase price of any excess stock will be equal to the lesser of (1) the price in such proposed transaction or (2) either:

  . if the shares are then listed on the NYSE, the fair market value of such shares reflected in the average closing sales prices for the shares on the 10 trading days immediately preceding the date on which APF or its designee determines to exercise its repurchase right;

  . if the shares are not then so listed, such price for the shares on the principal exchange, including the Nasdaq National Market, on which such shares are listed;

  . if the shares are not then listed on a national securities exchange, the latest quoted price for the shares;

  . if not quoted, the average of the high bid and low asked prices if the shares are then traded over-the-counter, as reported by the Nasdaq Stock Market;

  . if such system is no longer in use, the principal automated quotation system then in use;

  . if the shares are not quoted on such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the shares; or

  . if there is no such market maker or such closing prices otherwise are unavailable, the fair market value, as determined by the Board of Directors in good faith, on the last trading day immediately preceding the day on which notice of such proposed purchase is sent by APF.

   The Articles of Incorporation also established certain restrictions relating to transfers of any excess stock that may be issued. If such transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then APF will have the option to deem the intended transferee of any excess stock to have acted as an agent on behalf of APF in acquiring such excess stock and to hold such excess stock on behalf of APF.

   Under the Articles of Incorporation, APF has the authority at any time to waive the requirement that excess stock be issued or be deemed outstanding in accordance with the provisions of the Amended and Restated Articles of Incorporation if, in the opinion of nationally recognized tax counsel, the issuance of such excess stock or that such excess stock are deemed to be outstanding jeopardizes the status of APF as a REIT for federal income tax purposes.

   All certificates issued by APF representing equity securities will bear a legend referring to the restrictions described above.

   The Articles of Incorporation of APF also provides that all persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% of the outstanding equity securities or such lower percentage as may be set by the Board of Directors, must file an affidavit with APF containing information specified in the Articles of Incorporation no later than January 31st of each year. In addition, each stockholder, upon demand, shall be required to disclose to APF in writing such information with respect to the direct, indirect and constructive ownership of shares as the directors deem necessary to comply with the provisions of the Code, as applicable to a REIT, or to comply with the requirements of an authority or governmental agency.

   The ownership limitations described above may have the effect of precluding acquisitions of control of APF by a third party.

Registrar and Transfer Agent

   The Registrar and Transfer Agent for the APF Shares is     .

                         DESCRIPTION OF THE NOTES

   The notes will be issued under the indenture between APF and     , as
trustee. A copy of the form of indenture is filed as an exhibit to the Registration Statement of which this consent solicitation is a part. The terms of the notes include those provisions contained in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms, and, if you are to be a holder of notes, we refer you to the indenture and the Trust Indenture Act for a statement thereof. As used in this section, the term APF means APF and all of its subsidiaries, unless otherwise expressly stated or the context otherwise requires.

General Terms of the Notes

   The following summary of certain provisions of the indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the indenture:

  . A separate series of notes will be issued pursuant to the indenture to Limited Partners of each Income Fund who elect to receive notes in exchange for their units in connection with the Acquisition. The terms of each series of notes will be substantially identical.

  . The notes will be direct, unsecured and unsubordinated obligations of APF and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of APF from time to time outstanding. The notes will be subordinated to mortgages and other secured indebtedness of APF to the extent of the value of the property securing such indebtedness. The notes also will be subordinated to all existing secured and future third party secured indebtedness and other liabilities of APF. As of March 31, 1999, on a pro forma basis assuming APF had acquired all of the Income Funds and the CNL Restaurant Businesses, APF would have had aggregate secured consolidated debt of approximately $227 million, to which the notes were subordinated or which ranked equal with such notes.

  . APF will have the sole responsibility of paying interest on the notes and repaying the principal amount due at their maturity. No other person, including the stockholders of APF, will have any liability with respect to the notes.

  . The notes will mature on       , 2004 which is approximately five years
    following the currently expected date that the Acquisition will be completed.

  . The notes are not subject to any sinking fund provisions. This means that APF is not required to make periodic payments to a custodial account for the purpose of accumulating the cash necessary to repay the notes at their maturity date.

  . Except as described under "--Limitation on Incurrence of Debt" and "--
    Merger, Consolidation or Sale," the indenture does not contain any other provisions that would limit the ability of APF to incur indebtedness or that would afford holders, as defined below, of the notes protection in the event of:

    1. a highly leveraged or similar transaction involving APF or the management of APF, such as a leveraged buy-out;

    2. a change of control of APF; or

    3. a reorganization, restructuring, merger or similar transaction involving APF that may adversely affect the holders of the notes.

  . In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale," APF may in the future enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of APF that would increase the amount of APF's indebtedness or substantially reduce or eliminate APF's assets, which may have an adverse effect on APF's ability to service its indebtedness, including the notes. APF and its management have no present intention of engaging in a highly leveraged or similar transaction involving APF.

  . The notes will be issued in fully registered form. This means that for each Limited Partner who elects to receive notes, such Limited Partner will be issued a note in his, her or its name. In the event that a

   Limited Partner wishes to transfer the note, the Limited Partner will be required to produce the note prior to transfer and endorse the note over to the transferee in the manner required by the transferee.

  . The notes will not be convertible into or exchangeable for any capital stock of APF.

Principal Amount of the Notes and the Repayment thereof

   The principal amount of the notes with respect to each Income Fund will be equal to 97% of the APF Share consideration that your Income Fund would have otherwise received, based on the exchange value, up to a maximum of 15% of the aggregate APF Share consideration paid to the Income Fund.

   The principal of each note payable on the maturity date will be paid against presentation and surrender of such note at an office or agency of a paying agent that will be maintained by APF in New York City in United States dollars. Initially, the indenture trustee will act as paying agent.

Interest Rate

   The following discussion sets forth the interest rate payable with respect to the notes and the dates upon which interest will be paid:

  . The notes will bear interest at a fixed rate of interest equal to 7.0% per annum.

  . Limited Partners who hold notes will begin earning interest on the notes on the date the Acquisition is consummated.

  . APF will pay interest on the notes semi-annually in arrears on each June
    15 and December 15, commencing June 15, 2000 of which we refer to as each an interest payment date, and on the maturity date.

  . Interest will be paid to the persons in whose names the notes are registered in the security register for the notes at the close of business on June 1, for interest to be paid on June 15, and December 1, for interest to be paid on December 15, regardless of whether such day is a business day, as defined in the indenture.

  . If any interest payment date falls on a day that is not a business day, payment will be made on the next business day and no additional interest will be paid.

  . Interest payments will be in the amount of interest accrued to, but excluding, each June 15 and December 15.

  .Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

Redemption

   The notes of any series may be redeemed at any time at the option of APF, in whole or in part, at a redemption price equal to the sum of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date, or the redemption price.

   If the paying agent, other than APF or an affiliate thereof, holds, on the redemption date of any notes, money sufficient to pay such notes, then on and after that date such notes will cease to be outstanding and interest on them will cease to accrue.

   Notice of any optional or mandatory redemption of any notes will be given to holders at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed.

   If less than all the notes of any series are to be redeemed, the indenture trustee shall select the notes to be redeemed in whole or in part.

Proceeds from Sale of Restaurant Properties Formerly Owned by the Income Funds

   In the event that, following the closing of the Acquisition, APF sells or otherwise disposes of any restaurant property owned by an Income Fund immediately prior to the Acquisition and realizes net cash proceeds, in excess of:

  . the amount required to repay mortgage indebtedness outstanding immediately prior to the Acquisition secured by such restaurant property or otherwise required to be applied to the reduction of indebtedness of APF; and

  . the costs incurred by APF in connection with such sale or other disposition,

   APF will be required within 90 days of the receipt of the total net cash proceeds to redeem at the redemption price an aggregate amount of principal of the particular series of the notes which were issued to the holders who were Limited Partners of such Income Fund prior to the Acquisition equal to 80% of such net cash proceeds.

Proceeds from Refinancings of Restaurant Properties Formerly Owned by the Income Funds

   In the event that, following the closing of the Acquisition, APF refinances, whether at maturity or otherwise, any indebtedness secured by any restaurant property owned by an Income Fund immediately prior to the Acquisition and realizes net cash proceeds in excess of:

  . the amount of indebtedness secured by such restaurant property at the time of the Acquisition, calculated prior to any repayment or other reduction in the amount of such indebtedness in the Acquisition; and

  . the costs incurred by APF in connection with such refinancing,

   APF will be required within 90 days of the receipt of the total net cash proceeds to redeem at the redemption price an aggregate amount of principal of the particular series of the notes which were issued to the holders who were Limited Partners of such Income Fund prior to the Acquisition equal to 80% ofsuch net cash proceeds.

Limitation on Incurrence of Indebtedness

   Pursuant to the terms of the indenture, APF will not, and will not permit any of its subsidiaries to, incur any indebtedness, including indebtedness that is acquired as the result of acquisitions, other than intercompany indebtedness that is subordinate in right of payment to the notes, if immediately after giving effect to the incurrence of such indebtedness, the aggregate principal amount of all outstanding indebtedness of APF and its subsidiaries on a consolidated basis, determined in accordance with GAAP, is greater than 75% of APF's total assets, as defined below.

   As used in the description of the indenture included here:

   "subsidiary" means (i) a corporation, partnership, limited liability company, trust, REIT or other entity a majority of the voting power of the voting equity securities of which are owned, directly or indirectly, by APF or by one or more subsidiaries of APF, (ii) a partnership, limited liability company, trust, REIT or other entity not treated as a corporation for federal income tax purposes, a majority of the equity interests of which are owned, directly or indirectly, by APF or a subsidiary of APF or (iii) one or more corporations which, either individually or in the aggregate, would be "significant subsidiaries" (as defined below, except that the investment, asset and equity thresholds for purposes of this definition shall be 5%), the majority of the value of the equity interests of which are owned, directly or indirectly, by APF or by one or more subsidiaries.

   "total assets" means the sum of (i) undepreciated real estate assets and
(ii) all other assets, excluding intangibles, of APF and its subsidiaries determined on a consolidated basis. The accounts of subsidiaries shall be consolidated with those of APF only to the extent of APF's proportionate interest therein.

   "undepreciated real estate assets" means, as of any date, the cost, being the original cost to APF or any of its subsidiaries plus capital improvements, of real estate assets of APF and its subsidiaries on such date, before depreciation and amortization of such real estate assets, determined on a consolidated basis. The accounts of subsidiaries shall be consolidated with those of APF only to the extent of APF's proportionate interest therein.

Merger, Consolidation or Sale

   APF will not merge or consolidate with or into, or sell, lease, convey, transfer or otherwise dispose of all or substantially all of its property and assets as an entirety or substantially as an entirety in one transaction or a series of related transactions to any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, REIT, unincorporated organization or government or any agency or political subdivision thereof (any such entity, a "person"), or permit any person to merge with or into APF, unless:

  . either APF shall be the continuing person or the person, if other than APF, formed by such consolidation or into which APF is merged or that acquired such property and assets of APF shall be an entity organized and validly existing under the laws of the United States of America or any state or jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the indenture trustee, all of the obligations of APF, on the notes and under the indenture;

  . immediately after giving effect, on a pro forma basis, to such transaction, no default or event of default, as described below, shall have occurred and be continuing; and

  . APF will have delivered to the indenture trustee an officers' certificate and an opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with such conditions.

Events of Default, Notice and Waiver

   The following events are "events of default" with respect to the notes of any series:

  . default for 30 days in the payment of any installment of interest on any note of such series;

  . default in the payment of the principal of any note when due and payable at maturity, redemption, by acceleration or otherwise;

  . default in the payment of any mandatory redemption of principal on or before the date 90 days after the receipt of the total net cash proceeds from the applicable sale or other disposition or refinancing of a restaurant property giving rise to the obligation to make such redemption;

  . default in the performance of any other covenant or agreement of APF contained in the indenture, such default having continued for 60 days after written notice as provided in the indenture; and

  . certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator, assignee or trustee of APF or any significant subsidiary or any of their respective property. The term "significant subsidiary" means any subsidiary which is a "significant subsidiary" of APF as defined by Regulation S-X promulgated under the Securities Act.

   If an event of default under the indenture occurs and is continuing, then in every such case other than a bankruptcy-related event of default as described above, in which case the principal amount of the notes shall become immediately due and payable, the indenture trustee or the holders of not less than 25% in principal amount of the outstanding notes of any series may declare the principal amount of all of the notes of any series to be due and payable immediately by written notice thereof to APF and to the indenture trustee if given by the holders. However, at any time after such a declaration of acceleration with respect to any series of notes has been made, but before a judgment or decree for payment of the money due has been obtained by the indenture trustee, the holders of not less than a majority of the principal amount of outstanding notes of any series may cancel such declaration and its consequences if:

  . APF shall have paid or deposited with the indenture trustee all required payments of the principal of and interest on the notes of any series, plus certain fees, expenses, disbursements and advances of the indenture trustee; and

  . all events of default, other than the nonpayment of accelerated principal of, or specified portion thereof, and interest on the notes have been cured or waived.

   The indenture provides that the holders of not less than a majority of the principal amount of the outstanding notes of a series may waive any past default with respect to such series and its consequences, except a default:

  . in the payment of the principal of or interest on any note; or

  . in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding note affected thereby.

   The indenture trustee will be required to give notice to the holders of notes within 90 days of a default under the indenture unless such default has been cured or waived. The indenture trustee may withhold notice to the holders of any default, except a default in the payment of the principal of or interest on any note or in the payment of any mandatory redemption installment in respect of any note, if it determines in good faith such withholding to be in the interest of such holders.

   The indenture provides that no holders of notes may institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any other remedy thereunder, except in the case of failure of the Indenture Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding notes, as well as an offer of indemnity reasonably satisfactory to it. This provision will not prevent, however, any holder of notes from instituting suit for the enforcement of payment of the principal of and interest on such notes at the respective due dates thereof.

   Subject to provisions in the indenture relating to its duties in case of default, the indenture trustee shall be under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any holders of any outstanding notes under the indenture, unless such holders offer the indenture trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or of exercising any trust or power conferred upon the indenture trustee.

   Within 120 days after the close of each fiscal year, APF must deliver to the indenture trustee a certificate, signed by one of several specified officers of APF, stating whether or not such officer has knowledge of any default under the indenture and, if so, specifying each such default and the nature and status thereof.

Modification of the Indenture

   Modifications and amendments of the indenture will be permitted to be made by APF and the indenture trustee without the consent of any holder of notes for any of the following purposes:

  . to cure any ambiguity, defect or inconsistency in the indenture;

  . to evidence the succession of another person to APF as obligor under the indenture;

  . to permit or facilitate the issuance of the notes in uncertificated form;

  . to make any change that does not adversely affect the rights of any holder of notes;

  . to provide for the issuance of and establish the form and terms and conditions of the notes of any series as permitted by the indenture;

  . to add to the covenants of APF or to add events of default for the benefit of holders or to surrender any right or power conferred upon APF in the indenture;

  . to evidence and provide for the acceptance of appointment by a successor indenture trustee or facilitate the administration of the trusts under the indenture by more than one indenture trustee;

  . to provide for guarantors or collateral for the notes of any series; or

  . to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                            TO THE GENERAL PARTNERS

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by the Income Funds to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure which will be in effect after the Acquisition had been in effect during the years presented below.

   Under the partnership agreements, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. The partnership agreements also provide that we are to be reimbursed for our expenses for services performed for each Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. As part of the Acquisition, all participating Income Funds will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of the Income Funds will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or actually paid by the Income Funds to us are shown below under "Historical" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma":

                                                                       Quarter
                                         Year Ended December 31,        Ended
                                     -------------------------------- March 31,
                                        1996       1997       1998      1999
                                     ---------- ---------- ---------- ---------
Historical:
  General Partner Distributions..... $      --  $      --  $      --  $    --
  Accounting and Administrative
   Services.........................  1,444,245  1,347,490  1,508,413  407,106
  Broker/Dealer Commissions.........        --         --         --       --
  Due Diligence and Marketing
   Support Fees.....................        --         --         --       --
  Acquisition Fees..................        --         --         --       --
  Asset Management Fees.............    226,329    226,547    226,177   55,198
  Real Estate Disposition Fees (1)..     75,750     15,150    230,013      --
                                     ---------- ---------- ---------- --------
    Total historical................ $1,746,324 $1,589,187 $1,964,603 $462,304
                                     ========== ========== ========== ========
Pro Forma:
  Cash Distributions on APF Shares.. $  171,923 $  158,859 $  258,994 $ 60,185
  Salary Compensation...............        --         --         --       --
                                     ---------- ---------- ---------- --------
    Total pro forma................. $  171,923 $  158,859 $  258,994 $ 60,185
                                     ========== ========== ========== ========

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

   If you would like more detailed information regarding our compensation and distributions on a pro forma and historical basis for each Income Fund, please read the supplement for your Income Fund under the heading "Compensation, Reimbursements and Distributions to the General Partners."

                       FEDERAL INCOME TAX CONSIDERATIONS

   The following summary of the material federal income tax issues associated with the Acquisition was prepared by Shaw Pittman, counsel to APF, and is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this consent solicitation, all of which are subject to change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with all of the federal income or other tax consequences applicable to you in light of your particular investment or other circumstances.

   APF has not requested a ruling from the Internal Revenue Service or any other tax authority on the federal, state or local tax considerations relevant to the operation of APF, the Acquisition, or the ownership or disposition of APF Shares or notes. Shaw Pittman has rendered certain opinions discussed herein and believes that if the IRS were to challenge their conclusions, the conclusions should prevail in court. Opinions of counsel are not binding on the IRS or on the courts, however, and we cannot predict whether the conclusions reached by Shaw Pittman would be sustained in court.

   You should consult your own tax advisor in determining the federal, state, local, foreign and other tax consequences to you of the receipt, ownership, and disposition of APF Shares or notes, the tax treatment of a REIT, and potential changes in applicable tax laws.

Certain Tax Differences between the Ownership of Units and APF Shares

   If your Income Fund is acquired by APF and you have voted in favor of the Acquisition, you will receive APF Shares. If you have voted against the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Because each Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Currently, as a Limited Partner, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than the Income Funds' tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by the Income Funds. As a result, APF's tax depreciation from the acquired restaurant properties will differ from the Income Funds' tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a different portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" below.

Tax Consequences of the Acquisition

   Tax Consequences of Your Income Fund's Transfer of Assets to APF. If your Income Fund is acquired by APF, your Income Fund will be merged with and into the Operating Partnership. For federal income tax purposes, the merger of your Income Fund and the Operating Partnership will be treated as though your Income Fund transferred all of its assets and liabilities to APF in exchange for APF Shares and notes, if you or any other Limited Partners in your Income Fund elect to receive notes. Your Income Fund will then be treated as though it liquidated and distributed the notes to the Limited Partners electing to receive notes and the APF Shares to the remaining Limited Partners.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one or more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80% of the total combined voting power of all classes of stock entitled to vote and at least 80% of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80% of the total combined voting power of all classes of APF stock entitled to vote and at least 80% of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or any other Limited Partners in your Income Fund elect the notes, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the principal
portion of the notes will not be due until   , 2004, the acquisition of your
Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to value of the APF Shares received by your fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares and notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231

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gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of the Income Fund's gain as determined under the partnership agreement. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "Liquidation and Termination of Your Income Fund."

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed the APF Shares or the notes, as the case may be, to you. The taxable year of your Income Fund will end at such time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition including your gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of the Income Funds, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employees' beneficiary association, supplemental unemployment benefit trust or qualified group legal services plan as described in sections 501(c)(7), (9), (17) or (20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.


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 Treatment of Noteholders

   Stated Interest. If you receive notes in the Acquisition, under general principles of the Code, you must include stated interest in income in accordance with your method of tax accounting. Accordingly, if you use the accrual method of tax accounting, you must include stated interest in income as it accrues, and if you use the cash method of tax accounting, you must include stated interest in income as it is actually or constructively received.

   Payments of interest income to you will constitute portfolio income, not passive activity income for purposes of section 469 of the Code. Accordingly, such income will not be subject to reduction by your losses from passive activities if you are subject to the passive activity loss rules. Income attributable to interest payments may be offset by investment expense deductions, however, subject to the limitation that, if you are an individual investor, you may only deduct miscellaneous itemized deductions, including investment expenses, to the extent such deductions exceed two percent of your adjusted gross income.

   Receipt of Principal. Noteholders will recognize gain or loss when APF makes payments of principal under the notes. The amount of gain or loss recognized at the time the principal payments are made will be equal to the difference between the amount of the principal payments and the noteholder's basis in the notes. If, however, the notes are redeemed in part prior to the maturity date, the amount of gain or loss recognized at the time the principal payments are made will be equal to the difference between the amount of the principal payments made and a proportionate amount of the noteholder's basis in the notes. To the extent a noteholder's adjusted tax basis in his or her notes is greater than the face amount of the notes, the excess should be treated as a capital loss upon the retirement or maturity of the notes.

   Disposition of Notes. In general, if you are a holder of notes, you will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note measured by the difference between:

  . the amount of cash and the fair market value of property received, except, for cash method taxpayers, to the extent attributable to the payment of accrued interest, and

  . your tax basis in the note.

   Any such gain or loss will generally be long-term capital gain or loss, provided the note was a capital asset in your hands and was held for more than one year.

   If the face amount of the notes that you hold at the end of the taxable year, together with any other installment obligations that you receive during the year, exceeds $5,000,000, you may be required to pay to the IRS interest at the federal underpayment rate based on a portion of the tax liability that you have deferred.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date of the Acquisition. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property will differ from the Income Fund's basis therein, and the restaurant properties will be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds.

   Tax Issues Relating to Foreign Limited Partners. The rules governing U.S. federal income taxation of nonresident alien individuals and foreign entities are complex, and we will not try here to provide more than a brief summary of certain rules relating to the Acquisition. If you are a foreign Limited Partner, you should

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consult your tax advisors to determine the impact of the Acquisition under the tax laws applicable to you, including any reporting requirements.

   The Foreign Investment in Real Property Tax Act of 1980 introduced special rules applicable to foreign investors in United States real property and partnerships owning United States real property. FIRPTA generally subjects foreign investors to United States taxation at regular United States rates on the gain from the sale by such foreign investors of United States real property interests, which include (1) United States real estate and (2) interests in partnerships and some other entities, holding United States real estate. FIRPTA also imposes withholding on such sales.

   Under section 702(b) of the Code, the character of an item included in a partner's distributive share of gain is determined as if the partner, rather than the partnership, realized the item from the source. Therefore, if a partnership sells a United States real property interest, FIRPTA should apply as if the foreign partner had sold the United States real property interest directly. APF, based on the advice of Shaw Pittman, believes that substantially all of the assets in the Income Funds consist of United States real property interests. Accordingly, you should take into account your distributive share of any gain or loss recognized by your Income Fund on its disposition of the United States real property interests in the Acquisition. Consequently, you will be subject to tax upon your distributive share of any such gain.

   Section 1446 requires partnerships to withhold at a 39.6% rate with respect to noncorporate foreign partners and a 35% rate with respect to corporate foreign partners on "effectively connected taxable income" allocable to foreign partners. A foreign partner's distributive share of the income from a disposition of a United States real property interest is subject to withholding under section 1446 because FIRPTA characterizes such gain as effectively connected taxable income. Any amounts withheld with respect to the distributive share of a foreign partner are treated as a credit against the tax liability of such partner for the taxable year to which the withholding relates. Withheld amounts are treated as a distribution on the last day of the partnership taxable year for which the withheld amount was paid, or, if earlier, on the last day on which the partner owned an interest in the partnership.

   To satisfy the above withholding obligation with respect to the Acquisition, your Income Fund may retain and place the APF Shares or notes to be received by any foreign Limited Partner in an escrow account pending either (1) a sale of a portion of the APF Shares or notes sufficient to satisfy the withholding requirement or (2) the receipt of an amount of cash from such foreign Limited Partner sufficient to satisfy the withholding requirement.

Taxation of APF

   General. APF has elected to be taxed as a REIT for federal income tax purposes, as defined in sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1995. APF believes that it is organized and will operate so as to continue to qualify as a REIT. We cannot predict, however, whether APF will continue to succeed in qualifying as a REIT. The provisions of the Code pertaining to REITs are highly technical and complex. Accordingly, we urge you to review with your tax advisor this summary, the applicable Code sections, rules and regulations issued thereunder, and administrative and judicial interpretations thereof.

   If APF qualifies to be treated as a REIT for federal income tax purposes, it generally will not be subject to federal corporate income tax on net income that is currently distributed to APF stockholders. This treatment substantially eliminates the "double taxation" that is imposed at the corporate level when earned and once again at the stockholder level when distributed and that generally results from investments in a corporation.

   Certain Corporate Level Taxation. Regardless of whether APF qualifies as a REIT, APF will be subject to federal income tax in the following circumstances:


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  . APF will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains.

  . Under certain circumstances, APF may be subject to the alternative minimum tax on its items of tax preference.

  . If APF has net income from foreclosure property, which is real property and related personal property acquired as a result of default on a lease of or on a loan secured by the property, APF will be subject to tax on this income at the highest corporate rate.

  . If APF has net income derived from a prohibited transaction, which is a sale or other disposition of property other than foreclosure property that is held primarily for sale to customers in the ordinary course of business, this income will be subject to a 100% tax.

  . If APF should fail to satisfy the 75% gross income test or the 95% gross income test, but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which it fails the 75% or 95% test.

  . If, during any calendar year, APF fails to distribute at least the sum of

   (1) 85% of its real estate investment trust ordinary income for such year,

   (2) 95% of its real estate investment trust capital gain net income for such year, and

   (3) any undistributed taxable income from prior periods

   APF will be subject to a four percent excise tax on the excess of the required distribution over the amounts actually distributed.

  . If APF acquires an asset from a C-corporation in a transaction, and recognizes gain on the disposition of the asset during the 10-year period beginning on the date on which APF acquired the asset, then, assuming APF makes an election pursuant to IRS Notice 88-19, to the extent of the excess of the fair market value of the property at the time of acquisition by APF over the adjusted basis in the property at such time, this gain will be subject to tax at the highest regular corporate rate.

   If APF fails to qualify as a REIT for any taxable year and certain relief provisions do not apply, APF will be subject to federal income tax on its taxable income at regular corporate rates. To the extent that APF would be subject to tax liability for any taxable year, the amount of cash available for satisfaction of its liabilities and for distribution to its stockholders would be reduced. In addition, if APF fails to qualify as a REIT, distributions made to you, as a stockholder of APF, generally would be taxable as ordinary income to the extent of current and accumulated earnings and profits and, subject to certain limitations, some corporate investors would be eligible for the corporate dividends received deduction. However, we cannot guarantee that any such distributions would be made. APF would not be eligible to elect REIT status for the four taxable years after the taxable year it failed to qualify as a REIT, unless its failure to qualify was due to reasonable cause and not willful neglect and certain other requirements were satisfied.

   Requirements for Qualification. As discussed more fully below, the Code defines a REIT as a corporation, trust or association that:

  . is managed by one or more trustees or directors;

  . uses transferable shares or transferable certificates to evidence beneficial ownership;

  . would be taxable as a domestic corporation, but for the REIT provisions of the Code;

  . is neither a financial institution nor an insurance company;

  . has at least 100 persons as beneficial owners;


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  . is not closely held as defined in section 856(h) of the Code; and

  . satisfies certain other tests that are described below regarding the nature of its assets and income and the amount of its distributions.

   In the case of a REIT that is a partner in a partnership, the Treasury Regulations deem that the REIT owns its proportionate share of the assets of the partnership and is entitled to the income of the partnership attributable to its proportionate share. In addition, the assets and gross income of the partnership attributed to the REIT retain the same character as in the hands of the partnership for purposes of satisfying the gross income tests and the asset tests described below. Thus, APF's proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as assets, liabilities and items of income of APF for purposes of applying the asset and gross income tests described below.

   Income Tests. In order for APF to qualify as a REIT, there are currently two requirements relating to APF's gross income that must be satisfied annually. First, at least 75% of APF's gross income for each taxable year must consist of temporary investment income or of certain defined categories of income derived directly or indirectly from investments relating to real property or the mortgages on real property. Subject to various limitations, these categories include:

  . rents from real property,

  . interest on mortgages on real property,

  . gain from the sale or other disposition of real property, interests in real property and in mortgages on real property which are not primarily held for sale to customers in the ordinary course of business,

  . income from foreclosure property, and

  . amounts received as consideration for entering into either loans secured by real property or purchases or leases of real property.

   Second, at least 95% of APF's gross income for each taxable year must be derived either from income qualifying under the 75% test or from dividends, other types of interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Gross income from prohibited transactions is excluded for purposes of determining gross income for the 75% and 95% tests.

   For each taxable year before 1998, APF was required to satisfy an additional gross income test. This test required that gain from the sale or other disposition of stock or securities held for less than one year, gain from prohibited transactions and gain on the sale or other disposition of real property held for less than four years, excluding involuntary conversions and sales of foreclosure property represent less than 30% of APF's gross income for such taxable year. Gross income from prohibited transactions was included for purposes of determining gross income for the 30% test.

   APF believes that it satisfied all three of these income tests for 1995, 1996 and 1997. APF also believes that it satisfied the two current tests for 1998 and expects to satisfy both tests for 1999 and subsequent taxable years.

   Much of APF's income will be derived from rent from the restaurant properties. All of the rent from the restaurant properties will qualify as "rents from real property" in satisfying the two gross income tests only if the following conditions are met:

  . First, the rent must not be based on the income or profits of any person.
    However, an amount generally will be treated as "rents from real property" if it is based on a fixed percentage or percentages of receipts or sales.

  . Second, APF, or a direct or indirect owner of 10% or more of APF, may not own, directly or constructively, 10% or more of a tenant.

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  . Third, if rent attributable to personal property leased in connection with a lease of real property may not exceed 15% of the total rent received under the lease.

  . Finally, APF generally must not operate or manage the property or furnish or render services to the tenants of such property.

   APF has represented to Shaw Pittman that it will not violate any of the four conditions specified above. Specifically, APF expects that a substantial majority of its income will be derived from leases of the type described in "APF's Business and the Restaurant Properties--The Restaurant Properties-- Financial Products and Services--Description of Leases," and it does not expect such leases to generate income that would not qualify as rents from real property for purposes of the 75% and 95% income tests.

   In addition, APF will be paid interest on mortgage loans. All interest income qualifies under the 95% gross income test. All the interest on each mortgage loan will also qualify under the 75% gross income test if the loan is secured by real property and if the amount of the loan did not exceed the fair market value of the real property at the time of the loan commitment. APF anticipates that its mortgage loans will continue to generate qualified income under the 75% and 95% income tests.

   APF will also receive payments under the terms of secured equipment leases. Although the secured equipment leases are structured as leases, Shaw Pittman is of the opinion that, subject to certain assumptions, the secured equipment leases will be treated as loans secured by personal property for federal income tax purposes. If the secured equipment leases are treated as loans secured by personal property for federal income tax purposes, then the portion of the payments under the terms of the secured equipment leases that represents interest will not satisfy the 75% gross income test. APF believes, however, that the aggregate amount of such non-qualifying income from the secured equipment leases will not cause APF to exceed the limits on nonqualifying income under the 75% gross income test.

   If, contrary to Shaw Pittman's opinion, the IRS treats the secured equipment leases as true leases rather than as loans secured by personal property, the payments under the terms of the secured equipment leases will be treated as rents from personal property. Rents from personal property will satisfy both the 75% and 95% gross income tests only if they are received in connection with a lease of real property and the rent attributable to the personal property does not exceed 15% of the total rent received from the tenant in connection with the lease. If rents attributable to personal property exceed 15% of the total rent received from a particular tenant, however, then the portion of the total rent attributable to personal property will not satisfy either the 75% or 95% gross income tests. APF believes, however, that if the income under the secured equipment leases was treated as rents from personal property, the aggregate of any amounts that exceed 15% of the total rent received from a particular tenant will not cause APF to exceed the limits on nonqualifying income under either the 75% or the 95% gross income test.

   Prior to the Acquisition, APF will increase its restaurant management, development and financing capabilities by acquiring the CNL Restaurant Businesses. As a result, in the future APF may assist third parties with raising capital, making acquisitions, and performing due diligence. APF may also provide to third parties such services as asset management, accounting services, construction and development services, and acquisition and financing advisory services. The income derived by APF from providing these services to third parties will not be qualifying income under the 75% and 95% gross income tests. APF does not anticipate, however, that the income derived from such services, together with any other nonqualifying income for purposes of the 95% gross income test, will equal or exceed five percent of APF's annual gross income, and does not anticipate that the income derived from such services, together with any other nonqualifying income for purposes of the 75% gross income test, will equal or exceed 25% of APF's annual gross income.

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   If APF fails to satisfy one or both of the 75% or 95% tests for any taxable year, it may still qualify as a REIT if:

  . APF's failure is due to reasonable cause and not willful neglect;

  . APF reports the nature and amount of each item of its income on a schedule attached to its tax return for such year; and

  . the reporting of any incorrect information is not due to fraud with intent to evade tax.

   Even if these three requirements are met and APF is not disqualified as a REIT, however, a penalty tax would be imposed by reference to the amount by which APF failed the 75% or 95% income test.

   Asset Tests. At the end of each quarter of APF's taxable year, at least 75% of the value of its total assets must consist of "real estate assets," cash and cash items including receivables, and certain government securities. The balance of APF's assets generally may be invested without restriction, except that securities holdings not within the 75% class of assets generally must not, with respect to any one issuer, exceed 5 percent of the value of APF's assets or 10% of the issuer's outstanding voting securities. The term "real estate assets" includes:

  . real property,

  . interests in real property,

  . leaseholds of land or improvements thereon, and mortgages on any such property or leasehold and

  . any property attributable to the temporary investment of new capital in stock or a debt instrument for the one-year period beginning on the date that APF receives the capital.

   When a mortgage is secured by both real property and other property, it is considered to constitute a mortgage on real property to the extent of the fair market value of the real property at the time when APF is committed to make the loan. In the case of a construction loan secured by both real property and other property, the loan is treated as a mortgage on real property to the extent of the reasonably estimated cost of construction. The bulk of the APF's assets will be real property, but APF will also hold the secured equipment leases. Shaw Pittman is of the opinion, based on certain assumptions, that the secured equipment leases will be treated as loans secured by personal property for federal income tax purposes. Therefore, the secured equipment leases will not qualify as "real estate assets." However, APF has represented that, at the end of each quarter, the value of the secured equipment leases, together with any personal property owned by APF, has been and will be less than 25% of APF's total assets and that the value of the secured equipment leases entered into with any particular tenant or borrower has been and will be less than five percent of APF's total assets. APF does not have any independent appraisals to support this representation, and Shaw Pittman, in rendering its opinion as to the qualification of APF as a REIT, is relying on the conclusions of APF and its senior management as to the relative values of APF's assets. The IRS may contend, however, that either (1) the value of the secured equipment leases entered into with any particular tenant or borrower represents more than five percent of APF's total assets, or (2) the value of the secured equipment leases, together with any personal property owned by APF, exceeds 25% of APF's total assets.

   Ownership Tests. The Code provides the following ownership requirements for qualification as a REIT:

  . during the last half of each taxable year, not more than 50% in value of the REIT's outstanding shares may be owned, directly or indirectly, by five or fewer individuals or certain entities; and

  . there must be at least 100 stockholders on at least 335 days of a 12-month taxable year.

   These two requirements do not apply to the first taxable year for which REIT election is made. In keeping with these requirements, APF's Articles of Incorporation generally prohibit any person or entity from actually, constructively or beneficially acquiring or owning more than 9.8% of the issued and outstanding equity

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securities. APF's Articles of Incorporation also empower APF's Board of
Directors to redeem, at its option, a sufficient number of APF Shares to comply with these ownership tests or to assure continued conformity with them.

   Under APF's Articles of Incorporation, the Board of Directors may require each holder of APF Shares to disclose to APF's Board of Directors information regarding actual, constructive or beneficial ownership of APF Shares. Certain Treasury Regulations govern the method by which APF is required to demonstrate compliance with these stock ownership requirements and the failure to satisfy such regulations could cause APF to fail to qualify as a REIT. We believe that APF will meet these stock ownership requirements for each taxable year and will be able to demonstrate its compliance with these requirements.

   Distribution Requirements. APF must distribute to its stockholders for each taxable year ordinary income dividends in an amount equal to at least (a) 95 percent of the sum of (1) its "real estate investment trust taxable income" and
(2) the excess of net income from foreclosure property over the tax on such income, minus (b) certain excess noncash income. "Real estate investment trust taxable income" generally is the taxable income of a REIT computed as if it were an ordinary corporation, with certain adjustments. Distributions must be made in the taxable year to which they relate, or, if declared before the timely filing of APF's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year.

   APF intends to make distributions to stockholders that will meet the 95% distribution requirement. Under some circumstances, however, APF may not have sufficient funds from its operations to make cash distributions to satisfy the 95% distribution requirement. For example, in the event of the default or financial failure of one or more tenants or lessees, APF might be required under federal income tax principles to continue to accrue rent for some period of time even though APF would not currently be receiving the corresponding amounts of cash. Similarly, APF might not be entitled, under federal income tax principles, to deduct certain expenses at the time those expenses are incurred. In either case, APF's cash available for making distributions might not be sufficient to satisfy the 95% distribution requirement. If the cash available to APF is insufficient to make the necessary distributions, APF might raise cash by borrowing funds, issuing new securities or selling assets. If APF ultimately were unable to satisfy the 95% distribution requirement, it would fail to qualify as a REIT and, as a result, would be subject to federal income tax as an ordinary corporation.

   If APF fails to satisfy the 95% distribution requirement as a result of an adjustment to its tax returns by the IRS, under certain circumstances it may be able to rectify its failure by paying a "deficiency dividend" plus a penalty and interest within 90 days after such adjustment. This deficiency dividend would be included in APF's deductions for dividends paid for the taxable year affected by such adjustment. The deduction for a deficiency dividend will be denied, however, if any part of the adjustment resulting in the deficiency is attributable to fraud with intent to evade tax or to willful failure to file an income tax return on time.

   Opinion of Shaw Pittman. Based upon representations made by officers of APF with respect to relevant factual matters, upon the existing Code provisions, Treasury Regulations, and reported administrative and judicial interpretations of the Code and Treasury Regulations, upon Shaw Pittman's independent review of relevant documents, and upon the assumption that APF will operate in the manner described in this consent solicitation, Shaw Pittman has opined the following:

  . APF qualified as a REIT under the Code for its taxable years ending through December 31, 1998;

  . APF is organized in conformity with the requirements for qualification as a REIT; and

  . APF's proposed method of operation will enable it to meet the requirements for qualification as a REIT.

   You should bear in mind, however, that APF's ability to qualify and remain qualified as a REIT depends upon actual operating results and future actions by and events involving APF and others, including changes in tax laws. Shaw Pittman's opinion does not ensure that the actual results of APF's operations and future actions and events will enable APF to satisfy in any given year the requirements for qualification and taxation as a REIT.

   Upon receipt of a written request from you or from your representative designated in writing, we will provide you with a free copy of Shaw Pittman's opinion.

   Pending REIT Legislation. On April 28, 1999, the Real Estate Investment Trust Modernization Act was introduced in the House of Representatives by Representative William M. Thomas of California, with the support of over half of the members of the House Ways and Means Committee. The same legislation was introduced in the Senate on May 14, 1999. If enacted, the proposed legislation would implement a number of changes to the Internal Revenue Code's treatment of REITs.

   One of the provisions of this legislation would prohibit APF from holding securities possessing greater than 10% of the voting power or the value of any issuer. Because the term "securities" includes loans that are not secured by real property, APF would not be permitted to make loans with principal amounts exceeding 10% of the value of a borrower, unless the loans were secured by real property. This restriction would impact APF's ability to enter into securitization transactions involving non-mortgage loans. It would also require APF to dispose of any non-mortgage loans in the principal amounts of which exceeded 10% of the value of their issuers, including, for this purpose, any equipment leases treated as loans for federal income tax purposes.

   It is not clear whether this legislation will be enacted and, if it is, which provisions will be included and what their effective dates will be. Additional proposals may be made by the Clinton Administration or by members of Congress. It is impossible to predict the nature of those proposals, whether they would be enacted, and their effect on APF. There can be no assurance, however, that changes in legislation would not have a material adverse effect on APF.

   Characterization of Leases. APF has purchased and intends to purchase restaurant properties with both new and existing buildings and lease them to franchisees or corporate franchisors pursuant to leases of the type described in "APF's Business and The Restaurant Properties--The Restaurant Properties-- Financial Products and Services--Description of Leases." APF's ability to claim certain tax benefits associated with ownership of the restaurant properties, such as depreciation, depends on a determination that the lease transactions engaged in by APF are true leases, under which APF is the owner of the leased restaurant property for federal income tax purposes, rather than a conditional sale of the restaurant property or a financing transaction. If it is determined that APF is not the owner of the restaurant properties for federal income tax purposes, then APF could suffer adverse consequences, such as the denial of APF's depreciation deductions. A denial of APF's depreciation deductions could result in a determination that APF's distributions to stockholders were insufficient to satisfy the 95% distribution requirement for qualification as a REIT. As discussed above, however, if APF has sufficient cash, it may be able to remedy any past failure to satisfy the distribution requirements by paying a "deficiency dividend" plus a penalty and interest. Furthermore, in the event that APF was not the owner of a particular restaurant property, in the opinion of Shaw Pittman the income that APF would receive pursuant to the recharacterized lease would constitute interest qualifying under the 95% and 75% gross income tests by reason of being interest on an obligation secured by a mortgage on an interest in real property, because the legal ownership structure of such restaurant property would have the effect of making the building serve as collateral for a debt obligation.

   The characterization of transactions as leases, conditional sales, or financings has been addressed in numerous instances. The courts have not identified any one determinative factor of whether the lessor or the lessee of property is to be treated as the owner. Judicial decisions and IRS pronouncements with respect to the characterization of transactions as either leases, conditional sales, or financing transactions have clearly stated that the characterization of leases for tax purposes is a question that must be decided on the basis of a weighing of many factors, and courts have reached different conclusions even where characteristics of two lease transactions were substantially similar.

   While certain characteristics of the leases, such as the fact that such leases are "triple-net" leases, suggest that APF might not be the owner of the restaurant properties, many other characteristics indicate the bona fide nature of such leases and that APF is the owner of the restaurant properties. For example, under the types of leases described in "APF's Business and The Restaurant Properties--The Restaurant Properties--Financial Products and Services--Description of Leases," APF bears the risk of substantial loss in the value of the restaurant properties because it uses an equity investment, rather than nonrecourse indebtedness to acquire its interest in the restaurant properties. Further, APF, rather than the tenant, benefits from any appreciation in the restaurant properties, since APF has the right at any time to sell or transfer the restaurant properties, subject to the tenant's right to purchase the property at a price not less than the restaurant property's fair market value.

   Other factors that are consistent with the ownership of the restaurant properties by APF are:

  . the tenants are liable for repairs and are required to return the restaurant properties in reasonably good condition;

  . insurance proceeds generally are to be used to restore the restaurant properties and, to the extent not so used, belong to APF;

  . the tenants agree to subordinate their interests in the restaurant properties to the lien of any first mortgage upon delivery of a nondisturbance agreement and agree to pay rent to the purchaser upon any foreclosure sale; and

  . based on APF's representation that the restaurant properties can reasonably be expected to have at the end of their lease terms a fair market value of at least 20% of APF's cost and a remaining useful life of at least 20% of their useful lives at the beginning of the leases, APF has retained a significant residual interest in the restaurant properties. Moreover, APF will not be primarily dependent upon tax benefits in order to realize a reasonable return on its investments.

   For the restaurant properties for which APF owns the buildings and the underlying land, assuming (1) APF leases the restaurant properties on substantially the same terms and conditions described in "APF's Business and The Restaurant Properties--The Restaurant Properties--Description of Leases," and (2) as is represented by APF, the residual value of the restaurant properties remaining after the end of their lease terms and all renewal periods may reasonably be expected to be at least 20% of APF's cost of such restaurant properties, and the remaining useful lives of the restaurant properties after the end of their lease terms and all renewal periods, may reasonably be expected to be at least 20% of the restaurant properties' useful lives at the beginning of their lease terms, it is Shaw Pittman's opinion that APF will be treated as the owner of the restaurant properties for federal income tax purposes and will be entitled to claim depreciation and other tax benefits associated with such ownership. In the case of the restaurant properties for which APF does not own the underlying land, Shaw Pittman cannot opine that the transactions will be characterized as leases, but will opine that the transactions will be characterized as financing transactions and the income from the transactions will constitute interest on mortgages secured by real property.

   Securitizations. From time to time, APF intends to enter into one or more securitization transactions. In a securitization, APF will consolidate some of the outstanding real estate loans it holds into a single portfolio, and then sell interests in the portfolio to outside investors. Depending on how they are structured, securitizations can be classified for federal income tax purposes either as a sale of assets or as a borrowing against assets. APF intends to structure its securitizations so as to avoid characterization of the transactions as sales of the underlying mortgages and, in appropriate cases, will seek the advice or opinion of tax counsel. If APF enters into a securitization that is nevertheless treated as a sale for federal income tax purposes, the securitization will be treated as a prohibited transaction, which is a sale of property held primarily for sale to customers in the ordinary course of business. Income from a prohibited transaction is subject to a special tax equal to 100% of the income derived from the prohibited transaction. In no event, however, would this treatment jeopardize APF's status as a REIT.

Taxation of Stockholders

   Taxable Domestic Stockholders. For any taxable year in which APF qualifies as a REIT for federal income tax purposes, if you, as a stockholder, are a United States person, which is generally, any person other than a nonresident alien individual, a foreign trust or estate or a foreign partnership or corporation, you generally will be taxed in the following manner:

  . Distributions made by APF to you generally will be taxed as ordinary income.

  . Amounts that you receive that are properly designated as capital gain dividends by APF generally will be taxed as long-term capital gain, to the extent that they do not exceed APF's actual net capital gain for the taxable year.

  . If you are a corporate stockholder, you may be required to treat up to 20% of certain capital gain dividends as ordinary income. Such ordinary income and capital gain are not eligible for the dividends received deduction allowed to corporations.

  . APF may elect to retain and pay income tax on its net long-term capital gain. If APF so elects, you will take into income your share of the retained capital gain as long-term capital gain and will receive a credit or refund for your share of the tax paid by APF, and you will increase the basis of your APF shares by an amount equal to the excess of the retained capital gain included in your income over the tax deemed paid by you.

  . Distributions in excess of APF's current or accumulated earnings and profits will not be taxable to you to the extent that they do not exceed the adjusted basis of your APF Shares, but rather will reduce the adjusted basis of your APF Shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your APF Shares, such distributions will be included in your income as long-term or short-term capital gain depending on how long you have held the APF shares, assuming the shares are a capital asset in your hands.

  . Any distribution that is (1) declared by APF in October, November or December of any calendar year and payable to stockholders of record on a specified date in such months and (2) actually paid by APF in January of the following year, shall be deemed to have been received by each stockholder on December 31st of the calendar year in which the dividend is declared and, as a result, will be includable in your gross income for that taxable year.

  . You may not deduct on your income tax returns any net operating or net capital losses of APF.

  . Upon the sale or other disposition of your APF Shares, you generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other disposition and the adjusted basis of your APF Shares involved in the transaction. The gain or loss will be long-term capital gain or loss if, at the time of sale or other disposition, the APF Shares involved have been held for more than one year.

  . If you receive a capital gain dividend with respect to APF Shares that you have held for six months or less at the time of sale or other disposition, any loss recognized by you will be treated as long-term capital loss to the extent of the amount of the capital gain dividend that was treated as long-term capital gain.

  . Generally, the redemption of APF Shares by APF will result in recognition of ordinary income by you unless you "completely terminate" or substantially reduce your interest in APF, as described in the Code.

   APF will notify you of which portions of each distribution, in its judgment, constitute ordinary income, capital gain or return of capital for federal income tax purposes. In addition, APF will report to you and to the IRS the amount of dividends paid or treated as paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, you may be subject to backup withholding at the rate of 31% with respect to dividends paid unless you (a) are a corporation or fit within certain other exempt categories and, when required, demonstrate this fact, or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding, and otherwise comply with applicable requirements of the backup withholding rules. If you do not provide APF with a correct taxpayer identification number, you may also be subject to penalties imposed by the IRS. You may credit any amount paid to the IRS as backup withholding against your income tax liability. In addition, APF may be required to withhold a portion of capital gain dividends to you if you fail to certify your non-foreign status to APF as described below in "--Foreign Stockholders."

   The state and local income tax treatment of you and APF may not conform to the federal income tax treatment described above. As a result, you should consult your tax advisors for an explanation of how state and local tax laws would affect your ownership of APF Shares.

   The tax treatment discussed above is a summary of the general rules and may not deal with all of the tax consequences applicable to you in light of your particular investment or other circumstances. Therefore, you should consult your own tax advisors for an explanation of the tax consequences to you of the receipt, ownership, and disposition of APF Shares.

   Tax-Exempt Stockholders. If you are an APF stockholder and a tax-exempt entity, you generally will be taxed in the following manner:

  . Dividends paid by APF to you generally will not constitute "unrelated business taxable income" as defined in section 512(a) of the Code, provided that you have not financed the acquisition of APF Shares with "acquisition indebtedness" within the meaning of section 524(c) of the Code and your APF Shares are not otherwise used in an unrelated trade or business.

  . If you are a qualified trust that holds more than 10% by value of the shares of APF, and if (i) treating qualified trusts holding APF Shares as individuals would result in a determination that APF is "closely held" within the meaning of section 856(h)(1) of the Code, and (ii) APF is "predominantly held" by qualified trusts, you may be required to treat a certain percentage of APF's distributions as unrelated business taxable income. The restrictions on ownership of APF Shares in APF's Articles of Incorporation will prevent application of the provisions treating a portion of REIT distributions as unrelated business taxable income to tax-exempt entities purchasing APF Shares, absent a waiver of the restrictions by APF's Board of Directors.

   The tax treatment of distributions by qualified retirement plans, IRAs, Keogh plans and other tax-exempt entities is beyond the scope of this discussion. If you are one of these entities, you should consult your own tax advisors regarding such questions.

   Foreign Stockholders. The rules governing U.S. federal income taxation of Non-U.S. Stockholders are complex, and we will not try here to provide more than a summary of such rules. If you are a nonresident alien individual, foreign corporation, foreign participant or other prospective foreign stockholder, you should consult with your tax advisors to determine the impact of federal, state and local laws with regard to an investment in APF Shares including any reporting requirements.

   Assuming that the income from investment in APF Shares will not be effectively connected with your conduct of a United States trade or business, if you are a Non-U.S. Stockholder you generally will be taxed in the following manner:

  . Distributions that are not attributable to gain from sales or exchanges by APF of United States real property interests and not designated by APF as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current and accumulated earnings and profits of APF. Such dividends ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the dividend, unless an applicable tax treaty reduces or eliminates that tax.

  . Distributions in excess of APF's current and accumulated earnings and profits will not be taxable to you to the extent that such distributions do not exceed the adjusted basis of your APF Shares, but rather will reduce the adjusted basis of your APF Shares.

  . To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of your APF Shares, the distributions will give rise to tax liability if you would otherwise be subject to tax on any gain from the sale or disposition of your APF Shares.

  . If it cannot be determined at the time APF pays a distribution whether or not the distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate of 30%. You may seek a refund of the withheld amount from the IRS, however, if it is subsequently determined that the distribution was, in fact, in excess of APF's current and accumulated earnings and profits.

  . APF is permitted, but not required, to make reasonable estimates of the extent to which distributions exceed current or accumulated earnings and profits. To the extent that the distributions are determined by APF to exceed current or accumulated earnings and profits, they will generally be subject to a 10 percent withholding tax, which may be refunded to the extent it exceeds your actual U.S. tax liability, provided the required information is furnished to the IRS.

  . Distributions that are attributable to gain from sales or exchanges by APF of United States real property interests will be taxed to you under the provisions of the FIRPTA. Under FIRPTA, distributions attributable to gain from sales of United States real property interests are taxed to you as if such gain were effectively connected with a United States business. You would thus be taxed at the normal capital gain rates applicable to U.S. Stockholders, and subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to treaty exemption or rate reduction. APF is required by applicable Treasury Regulations to withhold 35% of any distribution that could be designated by APF as a capital gain dividend. You may credit this amount against your FIRPTA tax liability.

  . Gain that you recognize upon a sale of APF Shares generally will not be taxed under FIRPTA if APF is a "domestically controlled REIT." APF currently believes that it is, and expects to continue to be, a "domestically controlled REIT."

   Gain not subject to FIRPTA nonetheless will be taxable to you if (1) investment in the APF Shares is treated as "effectively connected" with your U.S. trade or business, or (2) you are a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and certain other conditions are met. If you are a foreign corporate stockholder, "effectively connected" gain realized by you may be subject to an additional 30% branch profits tax, subject to possible exemption or rate reduction under an applicable tax treaty. If the gain on the sale of your APF Shares were to be subject to taxation under FIRPTA, you would be subject to the same treatment as U.S. stockholders with respect to such gain and subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of your APF Shares would be required to withhold and remit to the IRS 10% of the purchase price.

                                    EXPERTS

   The consolidated balance sheets of CNL American Properties Fund, Inc. as of December 31, 1998 and 1997 and the consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998, included in this consent solicitation and the balance sheets of CNL Income Fund, Ltd. and CNL Income Fund II, Ltd. through CNL Income Fund XVI, Ltd. as of December 31, 1998 and 1997 and the related statements of income, partners' capital, and cash flows for each of the three years in the period ended December 31, 1998 included in this consent solicitation have been included herein and therein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. The consolidated financial statements of CNL Financial Corporation and the financial statements of CNL Financial Services, Inc. included in this consent solicitation have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports. The audited financial statements of CNL Fund Advisors, Inc. included in this consent solicitation have been audited by McDirmit, Davis, Lauteria, Puckett, Vogel & Company, P.A., independent certified public accountants, as indicated in their report with respect thereto, and are included therein in reliance upon the authority of said firm as experts in giving said reports.

   The appraisals included as exhibits to this Registration Statement on Form S-4 have been prepared by Valuation Associates Real Estate Group, Inc. and are included therein in reliance upon the authority of said firm as experts in giving such reports.

                                 LEGAL MATTERS

   Certain legal matters, including certain tax matters, will be passed upon for APF by Shaw Pittman, Washington, D.C., a law partnership including professional corporations. Certain members of Shaw Pittman invested in the Income Funds in an aggregate amount of $174,000, and, assuming all of the Income Funds are acquired by APF, such members will receive an aggregate of 8,035 APF Shares.

   Certain legal matters will be passed upon for the Income Funds by Baker & Hostetler LLP.

                      WHERE YOU CAN FIND MORE INFORMATION

   APF and each Income Fund are subject to the reporting requirements of the Exchange Act, and are required to file reports and other information with the SEC, 450 Fifth Street N.W., Washington, D.C. 20549. In addition, APF has filed a Registration Statement on Form S-4 under the Securities Act with respect to the securities offered pursuant to this consent solicitation. This consent solicitation, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and financial schedules thereto. For further information concerning the Acquisition, you should refer to APF's Registration Statement and such exhibits and schedules, which is available at the SEC's web site at http://www.sec.gov. Also, you may examine copies of such documents without charge at, or obtain upon payment of prescribed fees from, the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at the regional offices of the SEC located at Room 1400, 75 Park Place, New York, New York 10007 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. The SEC's web site also contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

   A separate supplement to this consent solicitation has been prepared for your Income Fund and will be delivered to you and the other Limited Partners of your Income Fund. Upon receipt of a written request by you or your representative so designated in writing, we will send a copy of any supplement without charge. All requests should be directed to D.F. King & Co., 77 Water Street, New York, New York 10005, (800) 207-3159

   Statements contained in this consent solicitation or any supplements hereto as to the contents of any contract or other document which is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

   In addition to applicable legal or NYSE requirements, if any, APF will send to holders of APF Shares annual reports containing audited financial statements with a report thereon by APF's independent public accountants and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

             CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Consolidated Balance Sheets--As of March 31, 1999 and December
 31, 1998................................................................   F-2

Condensed Consolidated Statements of Earnings--For the Quarters ended
 March 31, 1999 and 1998 ................................................   F-3

Condensed Consolidated Statements of Stockholders Equity--For the Quarter
 ended March 31, 1999 and The Year Ended December 31, 1998...............   F-4

Condensed Consolidated Statements of Cash Flows--For the Quarters ended
 March 31, 1999 and 1998.................................................   F-5

Notes to Condensed Consolidated Financial Statements--For the Quarters
 ended March 31, 1999 and 1998...........................................   F-6
Statement of Estimated Taxable Operating Results Before Dividends Paid
 Deduction--Properties Acquired from January 1, 1998 through May 31,
 1999....................................................................
Report of Independent Accountants........................................  F-15
Consolidated Balance Sheets--As of December 31, 1998 and 1997............  F-16

Consolidated Statements of Earnings--For the Years ended December 31,
 1998, 1997 and 1996.....................................................  F-17

Consolidated Statements of Stockholders' Equity--For the Years ended
 December 31, 1998, 1997 and 1996........................................  F-18

Consolidated Statements of Cash Flows--For the Years ended December 31,
 1998, 1997 and 1996.....................................................  F-19

Notes to Consolidated Financial Statements--For the Years ended December
 31, 1998, 1997 and 1996.................................................  F-20

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   CONDENSED CONSOLIDATED BALANCE SHEETS

                                                      March 31,    December 31
                                                         1999          1998
                                                     ------------  ------------
                      ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings................................  $475,787,661  $393,339,334
Net investment in direct financing leases..........   123,270,117    91,675,650
Investment in joint venture........................     1,083,564       988,078
Mortgage notes receivable..........................    20,991,807    19,631,693
Equipment notes receivable.........................    20,277,933    19,377,380
Other investments..................................    16,199,792    16,201,014
Cash and cash equivalents..........................    35,796,119   123,199,837
Certificates of deposit............................     2,007,278     2,007,540
Receivables, less allowance for doubtful accounts
 of $1,125,411 and $1,069,024, respectively........       548,862       526,650
Accrued rental income..............................     5,007,334     3,959,913
Intangibles and other assets.......................     7,723,678     9,444,924
                                                     ------------  ------------
                                                     $708,694,145  $680,352,013
                                                     ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Line of credit.....................................  $ 34,150,000  $ 10,143,044
Accrued construction costs payable.................    10,172,169     4,170,410
Accounts payable and accrued expenses..............     3,301,862     1,035,436
Due to related parties.............................       148,629     1,308,464
Rents paid in advance..............................     1,340,636       954,271
Deferred rental income.............................     2,052,530     1,189,883
Other payables.....................................       162,328       458,402
                                                     ------------  ------------
    Total liabilities..............................    51,328,154    19,259,910
                                                     ------------  ------------
Minority interest..................................       280,970       281,817
                                                     ------------  ------------
Commitments (Note 13)
Stockholders' equity:
  Preferred stock, without par value.
   Authorized and unissued 3,000,000 shares........           --            --
  Excess shares, $0.01 par value per share.
   Authorized and unissued 78,000,000 shares.......           --            --
  Common stock, $.01 par value per share.
   Authorized 62,500,000 shares, issued 37,383,221
   and 37,372,684 shares, respectively, outstanding
   37,348,464 and 37,337,927 shares, respectively..       373,483       373,378
  Capital in excess of par value...................   670,005,177   669,583,441
  Accumulated distributions in excess of net
   earnings........................................   (13,293,639)   (9,546,531)
                                                     ------------  ------------
    Total stockholders' equity.....................   657,085,021   660,810,286
                                                     ------------  ------------
                                                     $708,694,145  $680,352,013
                                                     ============  ============

  See accompanying notes to condensed consolidated financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

                                                            Quarter Ended
                                                              March 31,
                                                       ------------------------
                                                          1999         1998
                                                       -----------  -----------
Revenues:
  Rental income from operating leases................. $ 9,754,802  $ 5,316,026
  Earned income from direct financing leases..........   2,429,206    1,362,672
  Interest income from mortgage and equipment
   notes receivable...................................     854,536      758,005
  Investment and interest income......................   1,357,347      880,759
  Other income........................................       2,880       10,342
                                                       -----------  -----------
                                                        14,398,771    8,327,804
                                                       -----------  -----------
Expenses:
  General operating and administrative................   1,048,600      552,327
  Asset management fees to related party..............     697,364      362,659
  State and other taxes...............................     281,877      105,523
  Depreciation and amortization.......................   1,556,181      779,498
  Transaction costs...................................     125,926          --
                                                       -----------  -----------
                                                         3,709,948    1,800,007
                                                       -----------  -----------
Earnings Before Minority Interest in Income of
 Consolidated Joint Venture, Equity in Earnings of
 Unconsolidated Joint Venture and Provision for Loss
 on Buildings.........................................  10,688,823    6,527,797
Minority Interest in Income of Consolidated
 Joint Venture........................................     (7,763)      (7,768)
Equity in Earnings of Unconsolidated Joint Venture....      25,034          --
Provision for Losses on Buildings.....................    (215,797)         --
                                                       -----------  -----------
Net Earnings.......................................... $10,490,297  $ 6,520,029
                                                       ===========  ===========
Earnings Per Share of Common Stock
 (Basic and Diluted).................................. $       .28  $      0.33
                                                       ===========  ===========
Weighted Average Number of Shares of Common Stock
 Outstanding..........................................  37,347,401   19,620,436
                                                       ===========  ===========

  See accompanying notes to condensed consolidated financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

         CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

       Quarter Ended March 31, 1999 and Year Ended December 31, 1998

                                                              Accumulated
                            Common Stock                     distributions
                         --------------------   Capital in     in excess
                           Number      Par      excess of       of net
                         of Shares    Value     par value      earnings        Total
                         ----------  --------  ------------  -------------  ------------
Balance at December 31,
 1997................... 18,096,485  $180,964  $323,706,927  $ (2,249,790)  $321,638,101
 Subscriptions received
  for common stock
  through public
  offerings and
  distribution
  reinvestment plan..... 19,276,199   192,762   385,331,204           --     385,523,966
 Retirement of common
  stock.................    (34,757)     (348)     (639,180)          --        (639,528)
 Stock issuance costs...        --        --    (38,415,512)          --     (38,415,512)
 Net earnings...........        --        --            --     32,152,408     32,152,408
 Distributions declared
  and paid
  ($1.52 per share).....        --        --            --    (39,449,149)   (39,449,149)
                         ----------  --------  ------------  ------------   ------------
Balance at December 31,
 1998................... 37,337,927   373,378   669,983,439    (9,546,531)   660,810,286
 Subscriptions received
  for common stock
  through public
  offerings.............     10,537       105       210,630           --         210,735
 Stock issuance costs...        --        --       (188,892)          --        (188,892)
 Net earnings...........        --        --            --     10,490,297     10,490,297
 Distributions declared
  and paid
  ($0.38 per share).....        --        --            --    (14,237,405)   (14,237,405)
                         ----------  --------  ------------  ------------   ------------
Balance at March 31,
 1999................... 37,348,464  $373,483  $670,005,177  $(13,293,639)  $657,085,021
                         ==========  ========  ============  ============   ============

  See accompanying notes to condensed consolidated financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                         Quarter Ended
                                                           March 31,
                                                   ---------------------------
                                                       1999           1998
                                                   -------------  ------------
Increase (Decrease) in Cash and Cash Equivalents:
 Net Cash Provided by Operating Activities........ $  13,605,256  $  8,259,316
                                                   -------------  ------------
 Cash Flows from Investing Activities:
  Additions to land and buildings on operating
   leases.........................................   (77,028,830)  (14,814,884)
  Investment in direct financing leases...........   (29,608,346)     (959,100)
  Investment in joint venture.....................      (117,662)          --
  Investment in mortgage notes receivable.........    (1,388,463)          --
  Collection on mortgage notes receivable.........        75,010        72,547
  Investment in equipment notes receivable........    (1,087,483)     (703,600)
  Collection on equipment notes receivable........       239,596       327,329
  Increase in other assets........................           --     (1,937,674)
                                                   -------------  ------------
   Net cash used in investing activities..........  (108,916,178)  (18,015,382)
                                                   -------------  ------------
Cash Flows from Financing Activities:
 Reimbursement of acquisition and stock issuance
  costs paid by related parties on behalf of the
  Company.........................................    (1,142,237)     (651,133)
 Proceeds from borrowing on line of credit........    36,587,245       239,986
 Payment on line of credit........................   (12,580,289)          --
 Subscriptions received from stockholders.........       210,735    65,774,752
 Distributions to minority interest...............        (8,610)       (8,481)
 Distributions to stockholders....................   (14,237,405)   (7,281,343)
 Payment of stock issuance costs..................      (722,001)   (6,142,369)
 Other............................................      (200,234)      (96,030)
                                                   -------------  ------------
   Net cash provided by financing activities......     7,907,204    51,835,382
                                                   -------------  ------------
Net Increase (Decrease) in Cash and Cash
 Equivalents......................................   (87,403,718)   42,079,316
Cash and Cash Equivalents at Beginning of
 Quarter..........................................   123,199,837    47,586,777
                                                   -------------  ------------
Cash and Cash Equivalents at End of Quarter....... $  35,796,119  $ 89,666,093
                                                   =============  ============
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
 Related parties paid certain acquisition and
  stock issuance costs on behalf of the Company:
  Acquisition costs............................... $     237,843  $    207,564
  Stock issuance costs............................       118,075       773,668
                                                   -------------  ------------
                                                   $     355,918  $    981,232
                                                   =============  ============

  See accompanying notes to condensed consolidated financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                  Quarters Ended March 31, 1999 and 1998

1. Organization and Nature of Business:

   CNL American Properties Fund, Inc. was organized in Maryland on May 2, 1994. CNL APF GP Corp. and CNL APF LP Corp., organized in Delaware in May 1998, and CFA Acquisition Corp., CFC Acquisition Corp. and CFS Acquisition Corp., organized in Maryland in February 1999, are wholly owned subsidiaries of CNL American Properties Fund, Inc. CNL APF Partners, LP is a Delaware limited partnership formed in May 1998. CNL APF GP Corp. and CNL APF LP Corp. are the general and limited partners, respectively, of CNL APF Partners, LP. The term "Company" includes, unless the text otherwise requires, CNL American Properties Fund, Inc., CNL APF GP Corp., CNL APF LP Corp., CFA Acquisition Corp., CFC Acquisition Corp., CFS Acquisition Corp. and CNL APF Partners, LP. The Company was formed primarily for the purpose of acquiring, directly or indirectly through joint venture or co-tenancy arrangements, restaurant properties (the "Properties") to be leased on a long-term, triple-net basis to operators of selected national and regional fast-food, family-style and casual dining restaurant chains. The Company also provides financing (the "Mortgage Loans") for the purchase of buildings, generally by tenants that lease the underlying land from the Company. In addition, the Company offers furniture, fixtures and equipment financing through leases or loans (the "Secured Equipment Leases") to operators of restaurant chains.

2. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Form 10-K for the year ended December 31, 1998.

   The Company determines the appropriate classification of other investments at the time of purchase and reevaluates such designation at each balance sheet date. Other investments have been classified as held to maturity and are carried at amortized cost (which approximates market).

   Certain items in the prior year's financial statements have been reclassified to conform with the 1999 presentation. These reclassifications had no effect on stockholders' equity or net earnings.

3. Public Offerings:

   The Company's public offering of $345,000,000 of common stock (the "1998 Offering") became fully subscribed in December 1998. The Company closed the 1998 Offering upon receipt of the last subscription proceeds of $210,735 in January 1999.

4. Leases:

   The Company leases its land, buildings and equipment to operators of national and regional fast-food, family-style and casual dining restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." For Property leases classified as direct financing leases, the building portions of the majority of the leases are accounted for as direct financing leases while the land portions of the majority of these leases are accounted for as operating leases. The Company's equipment financing offered pursuant to leases are recorded as direct financing leases.

             CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

5. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at:

                                                     March 31,    December 31,
                                                        1999          1998
                                                    ------------  ------------
   Land............................................ $245,051,262  $210,451,742
   Buildings.......................................  207,544,991   169,708,652
                                                    ------------  ------------
                                                     452,596,253   380,160,394
   Less accumulated depreciation...................   (7,791,594)   (6,242,782)
                                                    ------------  ------------
                                                     444,804,659   373,917,612
   Construction in progress........................   31,810,333    20,033,256
                                                    ------------  ------------
                                                     476,614,992   393,950,868
   Less allowance for loss on land and buildings...     (827,331)     (611,534)
                                                    ------------  ------------
                                                    $475,787,661  $393,339,334
                                                    ============  ============

   Some leases provide for scheduled rent increases throughout the lease term and/or rental payments during the construction of a Property prior to the date it is placed in service. Such amounts are recognized on a straight-line basis over the terms of the leases commencing on the date the Property is placed in service. For the quarters ended March 31, 1999 and 1998, the Company recognized $1,230,845 and $756,198, respectively, of such rental income.

   At December 31, 1998, the Company had recorded provisions for losses on land and buildings totalling $611,534 for financial reporting purposes relating to two Shoney's Properties and two Boston Market Properties. The tenants of these Properties experienced financial difficulties and ceased payment of rents under the terms of their lease agreements. The allowances represented the difference between the carrying value of the Properties at December 31, 1998 and the estimated net realizable value for these Properties.

   At March 31, 1999, the Company recorded provisions for losses on buildings for the Boston Market Properties in Ellisville, Missouri and Cedar Park, Texas. The provision for loss on building of $202,661 for the Ellisville Property represents the difference between the Property's carrying value at March 31, 1999 and the net sales proceeds received in April 1999 from the sale of the Property (See Note 14). The provision for loss on building of $13,136 for the Cedar Park Property represents the difference between the Property's carrying value at March 31, 1999 and the estimated net sales proceeds from the sale of this Property based on a purchase and sales contract with a third party (See
Note 13).

   The following is a schedule of future minimum lease payments to be received on the noncancellable operating leases at March 31, 1999:

   1999............................................................ $ 28,216,275
   2000............................................................   37,821,458
   2001............................................................   38,064,729
   2002............................................................   38,898,763
   2003............................................................   40,154,728
   Thereafter......................................................  535,561,997
                                                                    ------------
                                                                    $718,717,950
                                                                    ============

   Since leases are renewable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                  Quarters Ended March 31, 1999 and 1998

contingent rents which may be received on the leases based on the percentage of the tenant's gross sales. These amounts do not include minimum lease payments that will become due when Properties under development are completed (See Note
13).

6. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at:

                                                   March 31,    December 31,
                                                     1999           1998
                                                 -------------  -------------
   Minimum lease payments receivable............ $ 245,610,318  $ 186,515,403
   Estimated residual values....................    28,838,723     17,680,858
   Interest receivable from Secured Equipment
    Leases......................................        88,509         81,690
   Less unearned income.........................  (151,267,433)  (112,602,301)
                                                 -------------  -------------
   Net investment in direct financing leases.... $ 123,270,117  $  91,675,650
                                                 =============  =============

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at March 31, 1999:

   1999............................................................ $ 11,528,785
   2000............................................................   15,566,148
   2001............................................................   15,343,389
   2002............................................................   15,262,185
   2003............................................................   15,054,274
   Thereafter......................................................  172,855,537
                                                                    ------------
                                                                    $245,610,318
                                                                    ============

   The above table does not include future minimum lease payments for renewal periods or contingent rental payments that may become due in future periods (see Note 5).

7. Other Investments:

   During the quarter ended March 31, 1999, the Company reassessed the classification of the franchise loan certificates in a mortgage loan securitization (the "Certificates") and transferred the Certificates from the available for sale category to the held to maturity category. The fair value of these Certificates represented the carrying value at the time of transfer resulting in no unrealized gains or losses at the time of transfer. At March 31, 1999 and December 31, 1998, the estimated fair values of the Certificates approximated their carrying values.

8. Line of Credit:

   At December 31, 1998, the Company had a revolving $35,000,000 unsecured line of credit with a bank which enabled the Company to receive advances to provide equipment financing, to purchase and develop Properties and to fund Mortgage Loans. In March 1999, the Company obtained a new unsecured revolving credit facility in an amount up to $200,000,000 (the "Credit Facility"). In conjunction with obtaining the Credit Facility, the Company terminated and repaid the balance of approximately $12,600,000 under the previous line of credit. Interest on advances under the Credit Facility will be determined according to i) a tiered rate structure up to a maximum rate of 200 basis points above LIBOR (based upon the Company's overall leverage ratio) or ii) the lender's prime rate plus 0.25%, whichever the Company selects. The Company

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                  Quarters Ended March 31, 1999 and 1998

obtained advances of $34,150,000 from the Credit Facility in March 1999. The interest rate on the outstanding balance at March 31, 1999 was 6.69%. In connection with obtaining the new Credit Facility, the Company incurred a commitment fee, legal fees and closing costs of $200,234. Interest incurred on prime rate advances on the Credit Facility is payable monthly. LIBOR rate advances have maturity periods of one, two, three or six months, with interest payable at the end of the selected maturity period (except for six month loans, on which interest is payable at the end of three and six months). The principal balance, together with all unpaid interest, is due in full upon termination of the facility on March 22, 2002. The terms of the agreement for the new Credit Facility include financial covenants which provide for the maintenance of certain financial ratios. The Company was in compliance with such covenants as of March 31, 1999.

   As of March 31, 1999 and December 31, 1998, $34,150,000 and $10,143,044,
respectively, of principal was outstanding relating to the respective lines of credit. The Company believes, based on current terms, that the carrying values of its lines of credit at March 31, 1999 and December 31, 1998 approximated fair value.

   Interest costs (including amortization of loan costs) incurred for the quarters ended March 31, 1999 and 1998 were $210,376 and $63,346, respectively, all of which were capitalized as part of the cost of buildings under construction. For the quarters ended March 31, 1999 and 1998, the Company paid interest of $244,744 and $51,206, respectively.

9. Distributions:

   For the quarters ended March 31, 1999 and 1998, approximately 82 and 87 percent, respectively, of the distributions paid to stockholders were considered ordinary income and approximately 18 and 13 percent, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to the stockholders for the quarters ended March 31, 1999 and 1998 are required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital. The characterization for tax purposes of distributions declared for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999.

10. Related Party Transactions:

   During the quarters ended March 31, 1999 and March 31, 1998, the Company incurred $15,805 and $4,933,106, respectively, in selling commissions due to CNL Securities Corp. for services in connection with the offering of shares. A substantial portion of these amounts ($14,746 and $4,616,072) were paid by CNL Securities Corp. as commissions to other broker-dealers during the quarters ended March 31, 1999 and 1998, respectively.

   In addition, CNL Securities Corp. received a marketing support and due diligence expense reimbursement fee equal to 0.5% of the total amount raised from the sale of shares, a portion of which was re-allowed to other broker-dealers. During the quarters ended March 31, 1999 and March 31, 1998, the Company incurred $1,054 and $328,874, respectively, of such fees, the majority of which was re-allowed to other broker-dealers and from which all bona fide due diligence expenses were paid.

   The advisor of the Company, CNL Fund Advisors, Inc. (the "Advisor") is entitled to receive acquisition fees for services in identifying the Properties and structuring the terms of the acquisition and leases of these Properties and structuring the terms of Mortgage Loans and other investments equal to 4.5% of the total amount raised from the sale of shares. To the extent the Company uses proceeds from its Credit Facility to acquire Properties the Company will also pay the Advisor an acquisition fee equal to 4.5% of the purchase price paid by the Company. During the quarters ended March 31, 1999 and March 31, 1998, the Company incurred $9,483 and $2,959,864, respectively, of such fees. Such fees are included in land and buildings on

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                  Quarters Ended March 31, 1999 and 1998

operating leases, net investment in direct financing leases, mortgage notes receivable, investment in joint venture and other assets.

   In connection with the acquisition of Properties that are being or have been constructed or renovated by affiliates, subject to approval by the Company's Board of Directors, the Company may incur development or construction management fees payable to affiliates of the Company. Such fees are included in the purchase price of the Properties and are therefore included in the basis on which the Company charges rent on the Properties. During the quarters ended March 31, 1999 and 1998, the Company incurred $14,678 and $60,869, respectively, of such fees relating to four and three Properties, respectively.

   In connection with the acquisition of Properties that are being or have been renovated, subject to approval by the Company's Board of Directors, the Company may incur advisory fees payable to affiliates of the Company. Such fees are included in the purchase price of the Properties and are therefore included in the basis on which the Company charges rent on the Properties. During the quarter ended March 31, 1999, the Company incurred $495,440 of such fees relating to 23 Properties. No such fees were incurred for the quarter ended March 31, 1998.

   For negotiating Secured Equipment Leases and supervising the Secured Equipment Lease program, the Advisor is entitled to receive a one-time Secured Equipment Lease servicing fee of two percent of the purchase price of the equipment that is the subject of each Secured Equipment Lease. During the quarters ended March 31, 1999 and 1998, the Company incurred $26,127 and $4,471, respectively, in Secured Equipment Lease servicing fees.

   The Company and the Advisor have entered into an advisory agreement pursuant to which the Advisor will receive a monthly asset management fee of one-twelfth of 0.60% of the Company's real estate asset value and the outstanding principal balance of the Mortgage Loans as of the end of the preceding month. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine. During the quarters ended March 31, 1999 and 1998, the Company incurred $762,592 and $365,674, respectively, of such fees, of which $65,228 and $3,015, respectively, was capitalized as part of the cost of the buildings for Properties under construction.

   Prior to such time, if any, as shares of the Company's common stock are listed on a national securities exchange or over-the-counter market, the Advisor is entitled to receive deferred, subordinated real estate disposition fee, payable upon the sale of one or more Properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Advisor provides a substantial amount of services in connection with the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The real estate disposition fee is payable only after the stockholders receive distributions equal to the sum of an annual, aggregate, cumulative, noncompounded eight percent return on their invested capital (the "Stockholders' 8% Return") plus their aggregate invested capital. As of March 31, 1999, no deferred, subordinated real estate disposition fees had been incurred.

   A subordinated share of net sales proceeds will be paid to the Advisor upon the sale of Company assets in an amount equal to ten percent of net sales proceeds. However, if net sales proceeds are reinvested in replacement assets, no such share of net sales proceeds will be paid to the Advisor until such replacement assets are sold. This amount will be payable only after the stockholders receive distributions equal to the sum of the stockholders' aggregate invested capital and the Stockholders' 8% Return. As of March 31, 1999, no such payments had been made to the Advisor.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                  Quarters Ended March 31, 1999 and 1998

   The Advisor and its affiliates provide accounting and administrative services to the Company on a day-to-day basis as well as services in connection with the offering of shares. The expenses incurred for these services were classified as follows for the quarters ended March 31:

                                                                1999     1998
                                                              -------- --------
   Stock issuance costs...................................... $ 51,644 $718,948
   General operating and administrative expenses.............  365,198  262,894
                                                              -------- --------
                                                              $416,842 $981,842
                                                              ======== ========

   During the quarter ended March 31, 1999, the Company acquired 38 Properties for approximately $36,800,000 from Commercial Net Lease Realty, Inc. James M. Seneff, Jr. is Chairman of the Board of Directors, Chief Executive Officer and a director of both the Company and Commercial Net Lease Realty, Inc. Robert A. Bourne is Vice Chairman of the Board of Directors and a director of both the Company and Commercial Net Lease Realty, Inc. This transaction was approved by the independent directors.

   The due to related parties consisted of the following at:

                                                         March 31, December 31,
                                                           1999        1998
                                                         --------- ------------
   Due to the Advisor:
     Expenditures incurred on behalf of the Company and
      accounting and administrative services...........  $138,349   $1,238,148
     Acquisition fees..................................       --        39,788
                                                         --------   ----------
                                                          138,349    1,277,936
                                                         --------   ----------
   Due to CNL Securities Corp:
     Commissions.......................................     6,854       30,528
     Marketing support and due diligence expense
      reimbursement fees...............................     3,426          --
                                                         --------   ----------
                                                           10,280       30,528
                                                         --------   ----------
                                                         $148,629   $1,308,464
                                                         ========   ==========

11. Concentration of Credit Risk:

   The following schedule presents rental, earned and interest income from individual lessees or borrowers, or affiliated groups of lessees or borrowers, each representing more than ten percent of the Company's total rental, earned, investment and interest income from its Properties, Mortgage Loans, Secured Equipment Leases and Certificates for each of the quarters ended March 31:

                                                               1999      1998
                                                            ---------- --------
   S & A Properties Corporation............................ $1,765,881 $    N/A
   DenAmerica Corporation..................................        N/A  892,499
   Foodmaker, Inc..........................................        N/A  856,106
   Houlihan's Restaurants, Inc. ...........................        N/A  825,496

   The information denoted by N/A indicates that for the applicable period presented, the tenant or group of affiliated tenants did not represent more than ten percent of the Company's total rental, earned, investment and interest income.

   Although the Company's Properties are geographically diverse throughout the United States and the Company's lessees and borrowers operate a variety of restaurant concepts, failure of any one of these lessees or

             CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

                  Quarters Ended March 31, 1999 and 1998

borrowers that contributes more than ten percent of the Company's rental, earned, investment and interest income could significantly impact the results of operations of the Company if the Company is not able to re-lease the Properties in a timely manner.

12. Merger Transactions:

   On March 11, 1999, the Company entered into agreements to acquire (i) the Advisor, (ii) CNL Financial Corp. and CNL Financial Services, Inc., affiliates of the Advisor that provide mortgage loans and perform securitization transactions and (iii) 18 CNL Income Funds, limited partnerships that are affiliated with the Advisor and whose properties are substantially the same type as the Company's (the "Income Funds"). In connection therewith, the Company has agreed to issue 7.6 million, 4.7 million and up to 61 million shares of common stock, respectively. The acquisition of each of the Income Funds is contingent upon certain conditions, including approval by the Company's stockholders to increase the number of authorized shares of common stock and approval by a majority of the limited partners of such Income Fund.

   On May 5, 1999, four limited partners in several Income Funds filed a lawsuit against the general partners of the Income Funds and the Company in connection with the proposed merger of the Income Funds. Additionally, on June
 , 1999, a limited partner of the CNL Income Funds filed a lawsuit against the Company and the Income Funds in connection with the proposed merger. The Company and the general partners of the Income Funds believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

13. Commitments:

   The Company has entered into various development agreements with tenants which provide terms and specifications for the construction or renovation of buildings the tenants have agreed to lease or equipment financing the Company has agreed to provide. The agreements provide a maximum amount of development costs (including the purchase price of the land and closing costs) to be paid by the Company. The aggregate maximum development costs the Company has agreed to pay are approximately $74,849,000, of which approximately $58,907,000 in land and other costs had been incurred as of March 31, 1999. The buildings currently under construction or renovation are expected to be operational by September 1999. In connection with the purchase of each Property, the Company, as lessor, entered into a long-term lease agreement.

   The Company entered into two agreements with third parties to sell a Boston Market Property in Ellisville, Missouri and a Boston Market Property in Cedar Park, Texas. At March 31, 1999, the Company established provisions for losses on buildings relating to the anticipated sale of both Properties (see Note 5). The Company sold the Property in Ellisville, Missouri in April 1999 (see Note
14). As of May 5, 1999, the sale of the Property in Cedar Park, Texas had not occurred.

14. Subsequent Events:

   On each of April 1, 1999 and May 1, 1999, the Company declared distributions of $4,746,243, or $.12708 per share of common stock, payable in June 1999 to stockholders of record on April 1, 1999 and May 1, 1999, respectively.

   During the period April 1, 1999 through May 5, 1999, the Company obtained additional advances under its Credit Facility and acquired 34 Properties (eight of which are under construction) for cash at a total cost of approximately $61,800,000. In connection with the purchase of each of the 34 Properties, the Company, as

             CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARY

                  Quarters Ended March 31, 1999 and 1998

lessor, entered into a long-term lease agreement. The buildings under construction are expected to be operational by October 1999. In connection with the eight Properties which are under construction, the Company has committed to pay an additional $6,400,000 in construction and development costs.

   In April 1999, the Company sold its Property in Ellisville, Missouri, for $840,000 and received net sales proceeds of $816,957, resulting in a loss of $202,661 for financial reporting purposes which the Company recorded at March 31, 1999 (See Note 5).

15. Reverse Stock Split:

   On May 27, 1999, the shareholders approved a one-for-two reverse stock split of common stock that was effective on June 3, 1999 with the filing of the amended Articles of Incorporation with the Maryland Department of Assessments and Taxation. All share and per share amounts have been restated herein to reflect the one-for-two reverse stock split.

             STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS

                      BEFORE DIVIDENDS PAID DEDUCTION

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

       PROPERTIES ACQUIRED FROM JANUARY 1, 1998 THROUGH MAY 31, 1999

   The following schedule presents unaudited estimated taxable operating results before dividends paid deduction of each property acquired by CNL American Properties Fund, Inc. (the "Company") from January 1, 1998 through May 31, 1999. The statement presents unaudited estimated taxable operating results for each property that was operational as if the property had been acquired and operational on January 1, 1998 through December 31, 1998. The schedule should be read in light of the accompanying footnotes.

   These estimates do not purport to present actual or expected operations of the Company for any period in the future. These estimates were prepared on the basis described in the accompanying notes which should be read in conjunction herewith.

                              Property Acquisitions     Probable Property
                               from 1/1/98-5/31/99  Acquisitions at 5/31/99(5)
                              --------------------- --------------------------
   Estimated Taxable
    Operating Results Before
    Dividends Paid
    Deduction:
     Base Rent(1)...........       $25,759,155              $1,483,922
     Asset Management
      Fees(2)...............        (1,554,978)                (94,407)
     General and
      Administrative
      Expenses(3)...........        (1,597,068)                (92,003)
                                   -----------              ----------
       Estimated Cash
        Available from
        Operations..........        22,607,109               1,297,512
   Depreciation
    Expense(4)(6)...........        (4,432,282)               (201,724)
                                   -----------              ----------
       Estimated Taxable
        Operating Results
        Before Dividends
        Paid Deduction......       $18,174,827               1,095,788
                                   ===========              ==========

--------

(1) Base rent does not include percentage rents which become due if specified levels of gross receipts are achieved.

(2) The properties will be managed pursuant to an advisory agreement between the Company and the Advisor, pursuant to which the Advisor will receive monthly asset management fees in an amount equal to one-twelfth of .60% of APF's Real Asset Value as of the end of the preceding month as defined in such agreement.

(3) Estimated at 6.2% of gross rental income based on the previous experience of affiliates of the Advisor with 18 public limited partnerships which own properties similar to those owned by the Company.

(4) The estimated federal tax basis of the depreciable portion (the building portion) of each property has been depreciated on the straight-line method over 39 years.

(5) Information relating to the pending investments that are existing is based on estimated purchase prices for each property. The properties that will be under construction once they are acquired are not included.

(6) For pending investments which consist of land and building, for purposes of calculating depreciation, the allocation of the estimated cost of the property between land and building is based upon the average allocation of the actual cost of properties (consisting of both land and building) acquired by the Company as of May 31, 1999.

                     Report of Independent Accountants

To the Board of Directors

CNL American Properties Fund, Inc.

   In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of CNL American Properties Fund, Inc. (a Maryland Corporation) and Subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 29, 1999, except for Note 17

 for which the date is March 11, 1999 and

 Note 18 for which the date is June 3, 1999

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS

                                                           December 31,
                                                     --------------------------
                                                         1998          1997
                                                     ------------  ------------
                      ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings................................  $393,339,334  $205,338,186
Net investment in direct financing leases..........    91,675,650    47,613,595
Investment in joint venture........................       988,078           --
Mortgage notes receivable..........................    19,631,693    17,622,010
Equipment notes receivable.........................    19,377,380    13,548,044
Other investments..................................    16,201,014           --
Cash and cash equivalents..........................   123,199,837    47,586,777
Certificates of deposit............................     2,007,540     2,008,224
Receivables, less allowance for doubtful accounts
 of $1,069,024 and $99,964, respectively...........       526,650       635,796
Accrued rental income..............................     3,959,913     1,772,261
Intangibles and other assets.......................     9,444,924     2,952,869
                                                     ------------  ------------
                                                     $680,352,013  $339,077,762
                                                     ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Line of credit.....................................  $ 10,143,044  $  2,459,043
Accrued construction costs payable.................     4,170,410    10,978,211
Accounts payable and accrued expenses..............     1,035,436     1,060,497
Due to related parties.............................     1,308,464     1,524,294
Rents paid in advance..............................       954,271       517,428
Deferred rental income.............................     1,189,883       557,576
Other payables.....................................       458,402        56,878
                                                     ------------  ------------
    Total liabilities..............................    19,259,910    17,153,927
                                                     ------------  ------------
Minority interest..................................       281,817       285,734
                                                     ------------  ------------
Commitments (Note 16)
Stockholders' equity:
  Preferred stock, without par value. Authorized
   and unissued 3,000,000 shares...................           --            --
  Excess shares, $0.01 par value per share.
   Authorized and unissued 78,000,000 shares.......           --            --
  Common stock, $0.01 par value per share.
   Authorized 62,500,000 and 37,500,000 shares,
   respectively, issued 37,372,684 and 18,096,486,
   respectively, outstanding 37,337,927 and
   18,096,486, respectively........................       373,378       180,965
Capital in excess of par value.....................   669,983,439   323,706,927
Accumulated distributions in excess of net
 earnings..........................................    (9,546,531)   (2,249,790)
                                                     ------------  ------------
    Total stockholders' equity.....................   660,810,286   321,638,101
                                                     ------------  ------------
                                                     $680,352,013  $339,077,762
                                                     ============  ============

       See accompanying notes to consolidated financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF EARNINGS

                                                Year Ended December 31,
                                           ------------------------------------
                                              1998         1997         1996
                                           -----------  -----------  ----------
Revenues:
  Rental income from operating leases....  $26,688,864  $12,457,200  $3,731,806
  Earned income from direct financing
   leases................................    6,440,797    3,033,415     625,492
  Interest income from mortgage and
   equipment notes receivable............    3,085,518    2,010,500   1,069,349
  Investment and interest income.........    5,899,028    1,931,331     773,404
  Other income...........................       72,830       25,487       6,633
                                           -----------  -----------  ----------
                                            42,187,037   19,457,933   6,206,684
                                           -----------  -----------  ----------
Expenses:
  General operating and administrative...    2,955,535    1,010,725     601,540
  Asset management fees to related
   party.................................    1,851,004      804,879     251,200
  State and other taxes..................      548,320      251,358      56,184
  Depreciation and amortization..........    4,054,098    1,795,062     521,871
                                           -----------  -----------  ----------
                                             9,408,957    3,862,024   1,430,795
                                           -----------  -----------  ----------
Earnings Before Minority Interest in
 Income of Consolidated Joint Venture,
 Equity in Earnings of Unconsolidated
 Joint Venture and Provision for Loss on
 Land and Buildings......................   32,778,080   15,595,909   4,775,889
Minority Interest in Income of
 Consolidated Joint Venture..............      (30,156)     (31,453)    (29,927)
Equity in Earnings of Unconsolidated
 Joint Venture...........................       16,018          --          --
Provision for Loss on Land and
 Buildings...............................     (611,534)         --          --
                                           -----------  -----------  ----------
Net Earnings.............................  $32,152,408  $15,564,456  $4,745,962
                                           ===========  ===========  ==========
Earnings Per Share of Common Stock (Basic
 and Diluted)............................  $      1.21  $      1.33  $     1.18
                                           ===========  ===========  ==========
Weighted Average Number of Shares of
 Common Stock Outstanding................   26,648,219   11,711,934   4,035,835
                                           ===========  ===========  ==========

       See accompanying notes to consolidated financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               Years Ended December 31, 1998, 1997 and 1996

                            Common Stock                      Accumulated
                         --------------------   Capital in   distributions
                           Number      Par      excess of    in excess of
                         of shares    value     par value    net earnings      Total
                         ----------  --------  ------------  -------------  ------------
Balance at December 31,
 1995...................  3,865,416  $ 38,654  $ 32,211,833  $   (269,839)  $ 31,980,648
  Subscriptions received
   for common stock
   through public
   offering and
   distribution
   reinvestment plan.... 10,079,299   100,793   100,692,198           --     100,792,991
  Stock issuance costs..        --        --     (9,216,102)          --      (9,216,102)
  Net earnings..........        --        --            --      4,745,962      4,745,962
  Distributions declared
   and paid ($1.42 per
   share)...............        --        --            --     (5,436,072)    (5,436,072)
  One-for-two reverse
   stock split (Note
   18).................. (6,972,358)  (69,724)       69,724           --             --
                         ----------  --------  ------------  ------------   ------------
Balance at December 31,
 1996...................  6,972,357    69,723   123,757,653      (959,949)   122,867,427
  Subscriptions received
   for common stock
   through public
   offerings and
   distribution
   reinvestment plan.... 11,124,128   111,241   222,371,319           --     222,482,560
  Stock issuance costs..        --        --    (22,422,045)          --     (22,422,045)
  Net earnings..........        --        --            --     15,564,456     15,564,456
  Distributions declared
   and paid ($1.48 per
   share)...............        --        --            --    (16,854,297)   (16,854,297)
                         ----------  --------  ------------  ------------   ------------
Balance at December 31,
 1997................... 18,096,485   180,964   323,706,927    (2,249,790)   321,638,101
  Subscriptions received
   for common stock
   through public
   offerings and
   distribution
   reinvestment plan.... 19,276,199   192,162   385,331,204           --     385,523,966
  Retirement of common
   stock................    (34,757)     (348)     (639,180)          --        (639,528)
  Stock issuance costs..        --        --    (38,415,512)          --     (38,415,512)
  Net earnings..........        --        --            --     32,152,408     32,152,408
  Distributions declared
   and paid ($1.52 per
   share)...............        --        --            --    (39,449,149)   (39,449,149)
                         ----------  --------  ------------  ------------   ------------
Balance at December 31,
 1998................... 37,337,927  $373,378  $669,983,439  $ (9,546,531)  $660,810,286
                         ==========  ========  ============  ============   ============

       See accompanying notes to consolidated financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                        ---------------------------------------
                                            1998          1997         1996
                                        ------------  ------------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants...........  $ 34,275,767  $ 15,440,803  $ 4,543,506
 Distributions from unconsolidated
  joint venture.......................           578           --           --
 Cash paid for expenses...............    (4,326,169)   (1,903,876)    (928,001)
 Interest received....................     9,166,099     3,539,287    1,867,035
                                        ------------  ------------  -----------
 Net cash provided by operating
  activities..........................    39,116,275    17,076,214    5,482,540
                                        ------------  ------------  -----------
Cash Flows from Investing Activities:
 Additions to land and buildings on
  operating leases....................  (200,101,667) (143,542,667) (36,104,148)
 Investment in direct financing
  leases..............................   (47,115,435)  (39,155,974) (13,372,621)
 Proceeds from sale of buildings and
  equipment under direct financing
  leases..............................     2,385,941     7,251,510          --
 Investment in joint venture..........      (974,696)          --           --
 Purchase of other investments........   (16,083,055)          --           --
 Investment in certificates of
  deposit.............................           --     (2,000,000)         --
 Investment in mortgage notes
  receivable..........................    (2,886,648)   (4,401,982) (13,547,264)
 Collection on mortgage notes
  receivable..........................       291,990       250,732      133,850
 Investment in equipment notes
  receivable..........................    (7,837,750)  (12,521,401)         --
 Collection on equipment notes
  receivable..........................     1,263,633           --           --
 Increase in intangibles and other
  assets..............................    (6,281,069)          --    (1,103,896)
                                        ------------  ------------  -----------
 Net cash used in investing
  activities..........................  (277,338,756) (194,119,782) (63,994,079)
                                        ------------  ------------  -----------
Cash Flows from Financing Activities:
 Reimbursement of acquisition and
  stock issuance costs paid by related
  parties on behalf of the Company....    (4,574,925)   (2,857,352)    (939,798)
 Proceeds from borrowing on line of
  credit..............................     7,692,040    19,721,804    3,666,896
 Payment on line of credit............        (8,039)  (20,784,577)    (145,080)
 Contribution from minority interest
  of consolidated joint venture.......           --            --        97,419
 Subscriptions received from
  stockholders........................   385,523,966   222,482,560  100,792,991
 Retirement of shares of common
  stock...............................      (639,528)          --           --
 Distributions to minority interest...       (34,073)      (34,020)     (39,121)
 Distributions to stockholders........   (39,449,149)  (16,854,297)  (5,439,404)
 Payment of stock issuance costs......   (34,579,650)  (19,542,862)  (8,486,188)
 Other................................       (95,101)       49,001      (54,533)
                                        ------------  ------------  -----------
 Net cash provided by financing
  activities..........................   313,835,541   182,180,257   89,453,182
                                        ------------  ------------  -----------
Net Increase in Cash and Cash
 Equivalents..........................    75,613,060     5,136,689   30,941,643
Cash and Cash Equivalents at Beginning
 of Year..............................    47,586,777    42,450,088   11,508,445
                                        ------------  ------------  -----------
Cash and Cash Equivalents at End of
 Year.................................  $123,199,837  $ 47,586,777  $42,450,088
                                        ============  ============  ===========
Reconciliation of Net Earnings to Net
 Cash Provided by Operating
 Activities:
Net earnings..........................  $ 32,152,408  $ 15,564,456  $ 4,745,962
                                        ============  ============  ===========
Adjustments to reconcile net earnings
 to net cash provided by operating
 activities:
 Provision for uncollectible mortgage
  notes...............................       636,614           --           --
 Depreciation.........................     4,042,290     1,784,268      511,078
 Amortization.........................        11,808        10,794       69,886
 Provision for loss on land and
  buildings...........................       611,534           --           --
 Equity in earnings of joint venture,
  net of distributions................       (15,440)          --           --
 Decrease (increase) in receivables...       262,958      (905,339)    (160,984)
 Decrease in net investment in direct
  financing leases....................     1,971,634     1,130,095      259,740
 Increase in accrued rental income....    (2,187,652)   (1,350,185)    (382,934)
 Increase in intangibles and other
  assets..............................       (29,477)       (6,869)      (4,293)
 Increase (decrease) in accounts
  payable and accrued expenses........       404,161       153,223       (2,896)
 Increase (decrease) in due to related
  parties, excluding reimbursement of
  acquisition, deferred offering and
  stock issuance costs paid on behalf
  of the Company......................        31,255        15,466      (30,929)
 Increase in rents paid in advance....       436,843       398,528       93,549
 Increase in deferred rental income...       693,372       221,727      335,849
 Increase in other payables...........        63,811        28,597       18,585
 Increase in minority interest........        30,156        31,453       29,927
                                        ------------  ------------  -----------
 Total adjustments....................     6,963,867     1,511,758      736,578
                                        ------------  ------------  -----------
Net Cash Provided by Operating
 Activities...........................  $ 39,116,275  $ 17,076,214  $ 5,482,540
                                        ============  ============  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
Related parties paid certain
 acquisition, deferred offering and
 stock issuance costs on behalf of the
 Company as follows:
 Acquisition costs....................  $  1,113,580  $    514,908  $   206,103
 Deferred offering costs..............           --            --       466,405
 Stock issuance costs.................     4,228,480     2,351,244      338,212
                                        ------------  ------------  -----------
                                        $  5,342,060  $  2,866,152  $ 1,010,720
                                        ============  ============  ===========

       See accompanying notes to consolidated financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL American Properties Fund, Inc. was organized in Maryland on May 2, 1994. CNL APF GP Corp. and CNL APF LP Corp., organized in Delaware in May 1998, are wholly owned subsidiaries of CNL American Properties Fund, Inc. CNL APF Partners, LP is a Delaware limited partnership formed in May 1998. CNL APF GP Corp. and CNL APF LP Corp. are the general and limited partners, respectively, of CNL APF Partners, LP. The term "Company" includes, unless the text otherwise requires, CNL American Properties Fund, Inc., CNL APF GP Corp., CNL APF LP Corp. and CNL APF Partners, LP. The Company was formed primarily for the purpose of acquiring, directly or indirectly through joint venture or co-tenancy arrangements, restaurant properties (the "Properties") to be leased on a long-term, triple-net basis to operators of selected national and regional fast-food, family-style and casual dining restaurant chains. The Company also provides financing (the "Mortgage Loans") for the purchase of buildings, generally by tenants that lease the underlying land from the Company. In addition, the Company offers furniture, fixtures and equipment financing through leases or loans (the "Secured Equipment Leases") to operators of restaurant chains.

   Principles of Consolidation--The Company accounts for its 85.47% interest in CNL/Corral South Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Company's consolidated joint venture. The Company accounts for its 55.38% interest in CNL/Lee Vista Joint Venture using the equity method because it shares control with the other joint venture partner. All significant intercompany balances and transactions have been eliminated.

   Real Estate and Lease Accounting--The Company records the acquisition of land, buildings and equipment at cost, including acquisition and closing costs. In addition, interest costs incurred during construction are capitalized. Land and buildings are generally leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the Property, including property taxes, insurance, maintenance and repairs. In addition, the Company offers equipment financing through leases or loans. The Property leases are accounted for using either the direct financing or the operating method. The Secured Equipment Leases are accounted for using the direct financing method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  5). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Company's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals (including rental payments, if any, required during the construction of a Property) vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the Property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. In contrast, deferred rental income represents the aggregate amount of scheduled rental payments to date (including rental payments due during construction and prior to the Property being placed in service) in excess of income recognized on a straight-line basis over the lease term commencing on the date the Property is placed in service.

     When the Properties or equipment are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income or

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

  deferred rental income, will be removed from the accounts and any gains or losses from sales will be reflected in income. Management reviews its Properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. Management determines whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the Property, with the carrying cost of the individual Property. If an impairment is indicated, the assets are adjusted to their fair value.

     Mortgage Loans--The Company accounts for loan origination fees and costs incurred in connection with Mortgage Loans in accordance with Statement of Financial Accounting Standards No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases." This statement requires the deferral of loan origination fees and the capitalization of direct loan costs. The costs capitalized, net of the fees deferred, are amortized to interest income as an adjustment of yield over the life of the loans. The unpaid principal and accrued interest on the Mortgage Loans, plus the unamortized balance of such fees and costs are included in mortgage notes receivable (see Note 7). Provisions for uncollectible mortgage notes are established whenever it appears that future collection of principal on specific mortgage notes appears doubtful. The provision for uncollectible mortgage notes represents the difference between the carrying value at December 31 and the net realizable value management expects to receive relating to the mortgage note.

     Other Investments--The Company determines the appropriate classification of other investments at the time of purchase and reevaluates such designation at each balance sheet date. Other investments have been classified as available for sale and are carried at fair value, with unrealized holding gains and losses, if any, reported as a separate component of stockholders' equity and in the statement of comprehensive earnings, as applicable.

     Cash and Cash Equivalents--The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks, money market funds (some of which are backed by government securities) and certificates of deposit (with maturities of three months or less when purchased). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

     Cash accounts maintained on behalf of the Company in demand deposits at commercial banks, money market funds and certificates of deposit may exceed federally insured levels; however, the Company has not experienced any losses in such accounts. The Company limits investment of temporary cash investments to financial institutions with high credit standing; therefore, management believes it is not exposed to any significant credit risk on cash and cash equivalents.

     Organization Costs--Organization costs are amortized over five years using the straight-line method and are included in intangibles and other assets. As of December 31, 1998 and 1997, accumulated amortization totalled $14,318 and $10,318, respectively.

     Loan Costs--Loan costs incurred in connection with the Company's $35,000,000 line of credit have been capitalized and are being amortized over the term of the loan commitment using the effective interest method. Income or expense associated with interest rate swap agreements related to the line of credit is recognized on the accrual basis as earned or incurred through an adjustment to interest expense. Loan costs are included in intangibles and other assets. As of December 31, 1998 and 1997, the Company had aggregate gross loan costs of $100,634. As of December 31, 1998 and 1997, accumulated amortization totalled $88,000 and $61,783, respectively.

     Income Taxes--The Company has made an election to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, and related regulations. The Company generally will not be subject to federal corporate income taxes on amounts

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

  distributed to stockholders, providing it distributes at least 95 percent of its REIT taxable income and meets certain other requirements for qualifying as a REIT. Accordingly, no provision for federal income taxes has been made in the accompanying consolidated financial statements. Notwithstanding the Company's qualification for taxation as a REIT, the Company is subject to certain state taxes on its income and property.

     Earnings Per Share--Basic earnings per share are calculated based upon net earnings (income available to common stockholders) divided by the weighted average number of shares of common stock outstanding during the reporting period. The Company does not have any dilutive potential common shares.

     Use of Estimates--Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform with the 1998 presentation. These reclassifications had no effect on stockholders' equity or net earnings.

   New Accounting Standards--Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This Statement requires the reporting of net earnings and all other changes to equity during the period, except those resulting from investments by owners and distributions to owners, in a separate statement that begins with net earnings. Currently, the Company's only component of comprehensive income is net earnings.

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999 (January 1, 2000 for the Company). FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Management of the Company anticipates that, due to its limited use of interest rate swaps, the adoption of FAS 133 will not have a significant effect on the Company's results of operations or its financial position.

2. Public Offerings:

   The Company's public offering of $345,000,000 of common stock (the "1998 Offering") became fully subscribed in December 1998 and the last subscription was received in January 1999. Prior to the 1998 Offering, the Company received proceeds from its initial offering (the "Initial Offering"), of $150,591,765, including $591,765 issued pursuant to the Company's reinvestment plan, and received proceeds from its first follow-on offering (the "1997 Offering") of $251,872,648 including $1,872,648 issued pursuant to the Company's reinvestment plan. (See Note 18)

3. Leases:

   The Company leases its land, buildings and equipment to operators of national and regional fast-food, family-style and casual dining restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." For Property leases classified as direct financing leases, the building portions of the majority of the leases are accounted for as direct financing leases while the land portions of these leases are generally accounted for as operating leases. Substantially, all

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

Property leases have initial terms of 15 to 20 years (expiring between 2006 and 2018) and provide for minimum rentals. In addition, the majority of the Property leases provide for contingent rentals and/or scheduled rent increases over the terms of the leases. Each tenant also pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options for the Property leases generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the Property at the greater of the Company's purchase price plus a specified percentage of such purchase price or fair market value after a specified portion of the lease has elapsed.

   The Secured Equipment Leases recorded as direct financing leases as of December 31, 1998 provide for minimum rentals payable monthly and generally have lease terms ranging from four to seven years. The Secured Equipment Leases generally include an option for the lessee to acquire the equipment at the end of the lease term for a nominal fee.

4. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                        1998          1997
                                                    ------------  ------------
   Land............................................ $210,451,742  $106,616,360
   Buildings.......................................  169,708,652    95,518,149
                                                    ------------  ------------
                                                     380,160,394   202,134,509
   Less accumulated depreciation...................   (6,242,782)   (2,395,665)
                                                    ------------  ------------
                                                     373,917,612   199,738,844
   Construction in progress........................   20,033,256     5,599,342
                                                    ------------  ------------
                                                     393,950,868   205,338,186
   Less allowance for loss on land and buildings...     (611,534)          --
                                                    ------------  ------------
                                                    $393,339,334  $205,338,186
                                                    ============  ============

   Some leases provide for scheduled rent increases throughout the lease term and/or rental payments during the construction of a Property prior to the date it is placed in service. Such amounts are recognized on a straight-line basis over the terms of the leases commencing on the date the Property is placed in service. For the years ended December 31, 1998, 1997 and 1996, the Company recognized $2,734,767 (net of $351,177 in reserves and $666,596 in write-offs), $1,941,054 and $517,067, respectively, of such rental income.

   During 1998, the Company sold three Properties to tenants. During 1997, the Company sold five of its Properties and the equipment relating to two Secured Equipment Leases to tenants. The Company received net proceeds of approximately $7,252,000 and $2,386,000 during 1997 and 1998, respectively, which approximated the carrying value of the Properties and the net investment in the direct financing leases for the equipment at the time of the sales. As a result, no gain or loss was recognized for financial reporting purposes. The Company used the net sales proceeds relating to the sale of the equipment to repay amounts previously advanced under its line of credit (see Note 10). The Company reinvested the proceeds from the sale of Properties in additional Properties.

   During 1998, a tenant exercised its option under the terms of three lease agreements to exchange three existing Properties for three replacement Properties which were approved by the Company. In connection therewith, the Company exchanged three Properties with three replacement Properties. Under the exchange agreements for each Property, each replacement Property will continue under the terms of the leases of the

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

original Properties. All closing costs were paid by the tenant. The Company accounted for these transactions as nonmonetary exchanges of similar productive assets and recorded the acquisitions of the replacement Properties at the net book value of the original Properties. No gain or loss was recognized due to these transactions being accounted for as nonmonetary exchanges of similar assets.

   At December 31, 1998, the Company recorded provisions for losses on land and buildings totalling $611,534 for financial reporting purposes relating to two Shoney's Properties and two Boston Market Properties. The tenants of these Properties experienced financial difficulties and ceased payment of rents under the terms of their lease agreements. The allowances represent the difference between the carrying value of the Properties at December 31, 1998 and the estimated net realizable value for these Properties.

   The following is a schedule of future minimum lease payments to be received on the noncancellable operating leases at December 31, 1998:

   1999............................................................ $ 31,434,445
   2000............................................................   31,470,924
   2001............................................................   31,671,570
   2002............................................................   32,416,670
   2003............................................................   33,586,967
   Thereafter......................................................  461,430,511
                                                                    ------------
                                                                    $622,011,087
                                                                    ============

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales. These amounts also do not include minimum lease payments that will become due when Properties under development are completed (see Note 16).

5. Net Investment in Direct Financing Leases:

   The following lists the components of net investment in direct financing leases at December 31:

                                                      1998           1997
                                                  -------------  ------------
   Minimum lease payments receivable............. $ 186,515,403  $ 98,121,853
   Estimated residual values.....................    17,680,858     6,889,570
   Interest receivable from Secured Equipment
    Leases.......................................        81,690        67,614
   Less unearned income..........................  (112,602,301)  (57,465,442)
                                                  -------------  ------------
   Net investment in direct financing leases..... $  91,675,650  $ 47,613,595
                                                  =============  ============

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

   1999............................................................ $ 11,883,992
   2000............................................................   12,078,426
   2001............................................................   11,850,358
   2002............................................................   11,753,228
   2003............................................................   11,536,216
   Thereafter......................................................  127,413,183
                                                                    ------------
                                                                    $186,515,403
                                                                    ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

6. Investment in Joint Venture:

   In June 1998, the Company entered into a joint venture arrangement, CNL/Lee Vista Joint Venture, with a third party to construct and hold one restaurant property. As of December 31, 1998, the Company had contributed $868,953 to pay for construction relating to the Property owned by the joint venture. The Company has agreed to contribute approximately $646,000 to complete its funding to the joint venture. When funding is completed, the Company expects to have an approximate 68 percent interest in the profits and losses of the joint venture. The Company accounts for its investment in this joint venture under the equity method because it shares control with the other joint venture partner. As of December 31, 1998, the Company had a 55.38% interest in this joint venture.

   The following presents the condensed financial information for the joint venture at:

                                                               December 31,
                                                              ---------------
                                                                 1998    1997
                                                              ---------- ----
   Land and building on operating lease, less accumulated
    depreciation............................................. $2,207,874 $--
   Other assets..............................................     31,757  --
   Liabilities...............................................    647,066  --
   Partners' capital.........................................  1,592,565  --
   Revenues..................................................     36,767  --
   Net income................................................     28,682  --

   At December 31, 1998, the difference between the Company's carrying amount of its investment in joint venture and the underlying equity in the net assets of the joint venture was $104,698, less accumulated amortization of $1,013. This amount is being amortized on a straight-line basis over 30 years, the term of the joint venture agreement.

7. Mortgage Notes Receivable:

   During 1997, in connection with the acquisition of land for nine Properties, the Company entered into a Mortgage Loan in the principal sum of $4,200,000, collateralized by a mortgage on the buildings on the nine Properties and two additional buildings. The Mortgage Loan bears interest at a rate of 10.5% per annum and is being collected in 240 equal monthly installments.

   During 1998, the Company accepted four Mortgage Loans in the aggregate principal sum of $2,901,742, collateralized by mortgages on the buildings of four Properties. These Mortgage Loans bear interest at rates ranging from 9.5% to 11 percent per annum and are being collected in monthly installments with maturity dates ranging from 2000 to 2014.

   Mortgage notes receivable consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Outstanding principal.............................. $19,272,171  $16,662,418
   Accrued interest income............................      79,034      118,887
   Deferred financing income..........................     (95,575)     (85,448)
   Unamortized loan costs.............................   1,012,677      926,153
   Provision for uncollectible mortgage notes.........    (636,614)         --
                                                       -----------  -----------
                                                       $19,631,693  $17,622,010
                                                       ===========  ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

   Management believes that the estimated fair value of mortgage notes receivable at December 31, 1998 and 1997 approximated the outstanding principal amount, net of the provision for uncollectible mortgage notes, based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

8. Equipment Notes Receivable:

   In October 1997, the Company entered into two promissory notes with a borrower for equipment financing totalling $13,225,000, which are collateralized by restaurant equipment. Payments of principal and interest were collected during 1998. In December 1998, additional equipment financing was provided to this borrower, resulting in two new promissory notes consolidating the new amounts with the previous amounts loaned in 1997. The two new (consolidated) promissory notes total the original $13,225,000, bear interest at a rate of ten percent per annum and will be collected in 84 equal monthly installments of principal and interest beginning on February 1, 1999.

   In 1998, the Company also entered into several promissory notes with several borrowers for equipment financing for a total of $5,887,512, which are collateralized by restaurant equipment. The promissory notes bear interest at rates ranging from ten percent to 11 percent per annum and are being collected in monthly installments with maturity dates ranging from 1999 to 2006.

   Equipment notes receivable consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Outstanding principal.............................. $19,100,118  $13,225,000
   Accrued interest income............................     119,113      323,044
   Deferred financing income..........................      (4,344)         --
   Unamortized loan costs.............................     162,493          --
                                                       -----------  -----------
                                                       $19,377,380  $13,548,044
                                                       ===========  ===========

   Management believes that the estimated fair value of equipment notes receivable at December 31, 1998 and 1997 approximated the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

9. Other Investments:

   In August 1998, the Company acquired an investment in the Class F, Class G and Class H Franchise Loan Certificates, Series 1998-1 (collectively, the "Certificates") from CNL Funding 98-1, LP, a mortgage loan securitization entity sponsored by CNL Financial Corp. ("CFC"), an affiliate of CNL Fund Advisors, Inc., the advisor to the Company (the "Advisor"). CFC originated and serviced mortgage loans on restaurant properties comparable to the triple-net leased properties currently owned by the Company. After originating the mortgage loans, CFC contributed the loans to CNL Funding 98-1, LP, the securitization entity which subsequently issued the Certificates representing beneficial ownership interests in the pool of mortgage loans.

   The Company paid an aggregate purchase price of approximately $16,100,000 for the Certificates. The Company classified the investments in these Certificates as available for sale for accounting purposes. At December 31, 1998, the estimated fair value of the Certificates approximated their carrying value; therefore, the Company did not record any unrealized gains or losses relating to its investment in Certificates. The investment in Certificates balance at December 31, 1998 includes $117,959 of accrued interest.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

   The Company acquired Class F-1, Class G-1 and Class H-1 Certificates with fixed pass through rates of 8.4% per annum and an effective yield of 11.6% per annum for the year ended December 31, 1998. Monthly payments of interest on these Certificates commenced in September 1998 and monthly payments of principal and interest are scheduled to be made during the period September 2012 through June 2017.

   The Company also acquired Class F-2, Class G-2 and Class H-2 Certificates with adjustable pass through rates of LIBOR (defined as the per annum London Interbank Offered Rate for 30 day dollar deposits) plus 2.25% per annum (7.33% at December 31, 1998) and an effective yield of 11.3% per annum for the year ended December 31, 1998. Monthly payments of interest on these Certificates commenced in September 1998 and monthly payments of principal and interest are scheduled to be made during the period April 2012 through March 2017.

10. Line of Credit:

   In March 1996, the Company entered into a $15,000,000 line of credit and security agreement with a bank, the proceeds of which were to be used by the Company to offer Secured Equipment Leases. In August 1997, the Company's $15,000,000 line of credit was amended and restated to enable the Company to receive advances on a revolving $35,000,000 uncollateralized line of credit (the "Line of Credit") to provide equipment financing, to purchase and develop Properties and to fund Mortgage Loans. The advances bear interest at a rate of LIBOR plus 1.65% or the bank's prime rate, whichever the Company selects at the time of borrowing. Interest only is repayable monthly until July 31, 1999, at which time all remaining interest and principal shall be due. The Line of Credit provides for two one-year renewal options.

   As of December 31, 1998 and 1997, $10,143,044 and $2,459,043, respectively, of principal was outstanding relating to the Line of Credit. As of December 31, 1998 and 1997, the interest rates on amounts outstanding under the Line of Credit were 7.2743% and 7.6187% (LIBOR plus 1.65%), respectively. The weighted average interest rates on the Line of Credit were 7.2256% and 7.7290% at December 31, 1998 and 1997, respectively. The Company believes, based on current terms, that the carrying value of its Line of Credit at December 31, 1998 and 1997 approximated fair value. The terms of the Line of Credit include financial covenants which provide for the maintenance of certain financial ratios. The Company was in compliance with such covenants as of December 31, 1998.

   During 1996, the Company entered into interest rate swap agreements with a commercial bank to reduce the impact of changes in interest rates on its floating rate debt. The agreements effectively change the Company's interest rate exposure on notional amounts totalling approximately $2,110,000 of the outstanding floating rate notes to fixed rates ranging from 8.75% to nine percent per annum. The notional amounts of the interest rate swap agreements amortize over the period of the agreements which approximate the term of the related notes. As of December 31, 1998, the notional balance was approximately $1,339,900. The Company is exposed to credit loss in the event of nonperformance by the other party to the interest rate swap agreements; however, the Company does not anticipate nonperformance by the counterparty. Management does not believe the impact of any payments of a termination penalty, in the event the Company determines to terminate the swap agreements prior to the end of their respective terms, would be material to the Company's financial position or results of operations.

   Interest costs (including amortization of loan costs) incurred for the years ended December 31, 1998, 1997 and 1996 were $402,292, $544,788 and $127,012, respectively, all of which were capitalized as part of the cost of buildings under construction. For the years ended December 31, 1998, 1997 and 1996, the Company paid interest of $338,569, $502,680 and $91,757, respectively.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

11. Redemption of Shares:

   In October 1998, the Board of Directors elected to implement the Company's redemption plan. Under the redemption plan, the Company elected to redeem shares, subject to certain conditions and limitations. During the year ended December 31, 1998, 34,757 shares were redeemed at $18.40 per share ($639,528) and retired from shares outstanding of common stock.

12. Stock Issuance Costs:

   The Company has incurred certain expenses in connection with the public offerings of its shares of common stock, including commissions, marketing support and due diligence expense reimbursement fees, filing fees, legal, accounting, printing and escrow fees, which have been deducted from the gross proceeds of the offerings.

   During the years ended December 31, 1998, 1997 and 1996, the Company incurred $38,415,512, $22,422,045 and $9,216,102, respectively, in stock issuance costs, including $31,142,123, $17,798,605 and $8,063,439, respectively, in commissions, marketing support and due diligence expense reimbursement fees and soliciting dealer servicing fees (see Note 14).

13. Distributions:

   For the years ended December 31, 1998, 1997 and 1996, 84.87%, 93.33% and 90.25%, respectively, of the distributions received by stockholders were considered to be ordinary income and 15.13%, 6.67% and 9.75%, respectively, were considered a return of capital for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 1998, 1997 and 1996 are required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital.

14. Related Party Transactions:

   Certain directors and officers of the Company hold similar positions with the Advisor and the managing dealer of the Company's common stock offerings, CNL Securities Corp.

   CNL Securities Corp. is entitled to receive selling commissions amounting to 7.5% of the total amount raised from the sale of shares for services in connection with the Company's offerings of shares, a substantial portion of which has been or will be paid as commissions to other broker-dealers. During the years ended December 31, 1998, 1997 and 1996, the Company incurred $28,914,297, $16,686,192 and $7,559,474, respectively, of such fees, of which approximately $26,033,000, $15,563,500 and $7,059,000, respectively, was paid by CNL Securities Corp. as commissions to other broker-dealers.

   In addition, CNL Securities Corp. is entitled to receive a marketing support and due diligence expense reimbursement fee equal to 0.5% of the total amount raised from the sale of shares, a portion of which may be reallowed to other broker-dealers. During the years ended December 31, 1998, 1997 and 1996, the Company incurred $1,927,620, $1,112,413 and $503,965, respectively, of such fees, the majority of which was reallowed to other broker-dealers and from which all bona fide due diligence expenses were paid.

   CNL Securities Corp. is also entitled to receive, in connection with each common stock offering, a soliciting dealer servicing fee payable annually by the Company beginning on December 31 of the year following the year in which the offering terminates in the amount of 0.20% of the stockholders' investment in the Company. CNL Securities Corp. in turn may reallow all or a portion of such fee to broker-dealers whose clients purchased shares in such offering and held shares on such date. As of December 31, 1998, the Company had incurred $300,206 of such fees relating to the Initial Offering which terminated in February 1997. No such fees were incurred during the years ended December 31, 1997 and 1996.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

   The Advisor is entitled to receive acquisition fees for services in identifying the Properties and structuring the terms of the acquisition and leases of the Properties and structuring the terms of the Mortgage Loans equal to 4.5% of the total amount raised from the sale of shares. During the years ended December 31, 1998, 1997 and 1996, the Company incurred $17,317,297, $10,011,715 and $4,535,685, respectively, of such fees. Such fees are included in land and buildings on operating leases, net investment in direct financing leases, mortgage notes receivable, investment in joint venture and other assets.

   In 1998, the Board of Directors approved an amendment to the advisory agreement between the Company and the Advisor providing for the payment of acquisition fees to the Advisor for acquisitions made by the Company after the completion of the 1998 Offering and the investment of all of the proceeds received by the Company from the 1998 Offering (the "Offering Completion Date"). After the Offering Completion Date, the Company intends to continue to expand its Property portfolio by acquiring additional Properties using funds from its Line of Credit. To the extent the Company uses funds from its Line of Credit to acquire Properties after the Offering Completion Date, the Company will pay the Advisor an acquisition fee equal to 4.5% of the purchase price paid by the Company. As of December 31, 1998, the Company had not used funds from its Line of Credit to acquire Properties because it had net offering proceeds available for investment.

   In connection with the acquisition of Properties that are being or have been constructed or renovated by affiliates, subject to approval by the Company's Board of Directors, the Company may incur development or construction management fees, payable to affiliates of the Company. Such fees are included in the purchase price of the Properties and are therefore included in the basis on which the Company charges rent on the Properties. During the years ended December 31, 1998, 1997 and 1996, the Company incurred $229,153, $387,728 and
$166,695, respectively, of such amounts relating to six, six and four Properties, respectively.

   In connection with the acquisition of Properties that are being or have been renovated, subject to approval by the Company's Board of Directors, the Company may incur advisory fees payable to affiliates of the Company. Such fees are included in the purchase price of the Properties and are therefore included in the basis on which the Company charges rent on the Properties. During the year ended December 31, 1998, the Company incurred $67,389 of such fees relating to three Properties. No such fees were incurred for the years ended December 31, 1997 and 1996.

   For negotiating Secured Equipment Leases and supervising the Secured Equipment Lease program, the Advisor is entitled to receive a one-time Secured Equipment Lease servicing fee of two percent of the purchase price of the equipment that is the subject of a Secured Equipment Lease. During the years ended December 31, 1998, 1997 and 1996, the Company incurred $54,998, $87,665 and $70,070, respectively, in Secured Equipment Lease servicing fees.

   The Company and the Advisor have entered into an advisory agreement pursuant to which the Advisor will receive a monthly asset management fee of one-twelfth of 0.60% of the Company's real estate asset value and the outstanding principal balance of the Mortgage Loans as of the end of the preceding month. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Advisor. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Advisor shall determine. During the years ended December 31, 1998, 1997 and 1996, the Company incurred $1,911,128, $881,668 and $278,902 respectively, of such fees, $60,124,
$76,789 and $27,702, respectively, of which has been capitalized as part of the cost of buildings for Properties that have been or are being constructed.

   Prior to such time, if any, as shares of the Company's common stock are listed on a national securities exchange or over-the-counter market, the Advisor is entitled to receive a deferred, subordinated real estate

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

disposition fee, payable upon the sale of one or more Properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Advisor provides a substantial amount of services in connection with the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The real estate disposition fee is payable only after the stockholders receive distributions equal to the sum of an annual, aggregate, cumulative, noncompounded eight percent return on their invested capital ("Stockholders' 8% Return") plus their aggregate invested capital. As of December 31, 1998, no deferred, subordinated real estate disposition fees had been incurred.

   A subordinated share of net sales proceeds will be paid to the Advisor upon the sale of Company assets in an amount equal to ten percent of net sales proceeds. However, if net sales proceeds are reinvested in replacement Properties or replacement Secured Equipment Leases, no such share of net sales proceeds will be paid to the Advisor until such replacement Property or Secured Equipment Lease is sold. This amount will be payable only after the stockholders receive distributions equal to the sum of the stockholders' aggregate invested capital and the Stockholders' 8% Return. As of December 31, 1998, no such payments had been made to the Advisor.

   The Advisor and its affiliates provide accounting and administrative services to the Company on a day-to-day basis as well as services in connection with the offering of shares. For the years ended December 31, 1998, 1997 and 1996, expenses incurred for these services were classified as follows:

                                                 1998       1997       1996
                                              ---------- ---------- ----------
   Stock issuance costs...................... $3,103,046 $1,676,226 $  769,225
   General operating and administrative
    expenses.................................  1,189,471    556,240    334,603
                                              ---------- ---------- ----------
                                              $4,292,517 $2,232,466 $1,103,828
                                              ========== ========== ==========

   During the years ended December 31, 1998, 1997 and 1996, the Company acquired five, five and four Properties, respectively, for approximately $8,770,000, $5,450,000 and $2,610,000, respectively, from affiliates of the Company. The affiliates had purchased and temporarily held title to these Properties in order to facilitate the acquisition of the Properties by the Company. Each Property was acquired at a cost no greater than the lesser of the cost of the Property to the affiliate, including carrying costs, or the Property's appraised value.

   The due to related parties consisted of the following at December 31:

                                                            1998       1997
                                                         ---------- ----------
   Due to the Advisor:
     Expenditures incurred on behalf of the Company and
      accounting and administrative services............ $1,238,148 $  126,205
     Acquisition fees...................................     39,788    386,972
                                                         ---------- ----------
                                                          1,277,936    513,177
                                                         ---------- ----------
   Due to CNL Securities Corp:
     Commissions........................................     30,528    940,520
     Marketing support and due diligence expense
      reimbursement fees................................        --      63,097
                                                         ---------- ----------
                                                             30,528  1,003,617
                                                         ---------- ----------
   Due to other affiliates..............................        --       7,500
                                                         ---------- ----------
                                                         $1,308,464 $1,524,294
                                                         ========== ==========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

15. Concentration of Credit Risk:

   The following schedule presents rental, earned and interest income from individual lessees or borrowers, or affiliated groups of lessees or borrowers, each representing more than ten percent of the Company's total rental, earned income and interest income from its Properties, Mortgage Loans, Secured Equipment Leases and Certificates for each of the years ended December 31:

                                                   1998       1997       1996
                                                ---------- ---------- ----------
   Foodmaker, Inc.............................. $4,101,214 $1,980,338 $      N/A
   Houlihan's Restaurants, Inc. ...............        N/A  1,847,574        N/A
   Golden Corral Corporation...................        N/A        N/A    577,003
   Castle Hill Holdings V, L.L.C.,
    Castle Hill Holdings VI, L.L.C. and
    Castle Hill Holdings VII, L.L.C. ..........        N/A  2,636,004  1,699,986

   In addition, the following schedule presents total rental, earned income and interest income from individual restaurant chains, each representing more than ten percent of the Company's total rental, earned income and interest income from its Properties, Mortgage Loans, Secured Equipment Leases and Certificates for each of the years ended December 31:

                                                1998       1997       1996
                                             ---------- ---------- ----------
   Golden Corral Family Steakhouse
    Restaurants............................. $4,373,687 $2,531,941 $1,459,349
   Jack in the Box..........................  4,101,214  1,980,338        N/A
   Pizza Hut................................        N/A  2,636,004  1,699,986
   Boston Market............................        N/A  2,338,949    547,590

   The information denoted by N/A indicates that for each period presented, the tenant or group of affiliated tenants and the chains did not represent more than ten percent of the Company's total rental, earned income and interest income.

   Although the Company's Properties are geographically diverse throughout the United States and the Company's lessees and borrowers operate a variety of restaurant concepts, failure of any one of these restaurant chains or any one of these lessees or borrowers that contributes more than ten percent of the Company's rental, earned and interest income could significantly impact the results of operations of the Company if the Company is not able to re-lease the Properties in a timely manner.

16. Commitments:

   The Company has entered into various development agreements with tenants which provide terms and specifications for the construction of buildings the tenants have agreed to lease or equipment financing the Company has agreed to provide. The agreements provide a maximum amount of development costs (including the purchase price of the land and closing costs) to be paid by the Company. The aggregate maximum development costs the Company has agreed to pay are approximately $61,307,000, of which approximately $44,253,000 in land and other costs had been incurred as of December 31, 1998. The buildings currently under construction are expected to be operational by June 1999. In connection with the purchase of each Property, the Company, as lessor, entered into a long-term lease agreement. The general terms of the lease agreements are substantially the same as those described in Note 3.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               Years Ended December 31, 1998, 1997 and 1996

17. Subsequent Events:

   During the period January 1, 1999 through March 11, 1999, the Company received the last subscription proceeds for 21,073 shares ($210,735) of common stock relating to the 1998 Offering.

   On January 1, February 1 and March 1, 1999, the Company declared distributions of $4,744,904, $4,746,243 and $4,746,243, respectively, or
$.12708 per share of common stock, payable in March 1999, to stockholders of record on January 1, February 1 and March 1, 1999, respectively.

   During the period January 1, 1999 through March 11, 1999, the Company acquired 60 Properties (33 on which restaurants are being constructed or renovated) for cash at a total cost of approximately $54,283,000. The buildings under construction are expected to be operational by September 1999. In connection with the purchase of each Property, the Company as lessor, has entered into a long-term, triple-net lease agreement.

   On March 11, 1999, the Company entered into agreements to acquire (i) the Advisor, (ii) CNL Financial Corp. and CNL Financial Services, Inc., affiliates of the Advisor that provide mortgage loans and perform securitization transactions and (iii) up to 18 CNL Income Funds, limited partnerships affiliated with the Advisor whose properties are substantially the same type as the Company's (the "Income Funds"). In connection therewith, the Company has agreed to issue 3.8 million, 2.35 million and up to 30.5 million shares of common stock, respectively. The acquisition of each of the Income Funds is contingent upon certain conditions, including approval by the Company's stockholders to increase the number of authorized shares of common stock and approval by a majority of the limited partners of each Income Fund.

18. Reverse Stock Split

   On May 27, 1999, the shareholders approved a one-for-two reverse split of common stock that was effective on June 3, 1999 with the filing of the amended Articles of Incorporation with the Maryland Department of Assessments and Taxation. A total of $69,724 was transferred from common stock to additional paid in capital in connection with the stock split. This transaction has been recorded herein in the year ended December 31, 1995. The par value of the common stock remains unchanged. All share and per share amounts have been restated herein to reflect the one for two reverse stock split.

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditor's Report.............................................. F-34

Financial Statements
  Consolidated Balance Sheets--As of December 31, 1998 and June 30, 1998.. F-35
  Consolidated Statements of Income--For the Six-month Period Ended
   December 31, 1998 and the Year Ended June 30, 1998..................... F-36
  Consolidated Statements of Stockholders' Equity--For the Six-month
   Period Ended December 31, 1998 and the Year Ended June 30, 1998........ F-37
  Consolidated Statements of Cash Flows--For the Six-month Period Ended
   December 31, 1998 and the Year Ended June 30, 1998..................... F-38
  Notes to Consolidated Financial Statements--For the Six-month Period
   Ended December 31, 1998 and the Year Ended June 30, 1998............... F-39

                       Independent Auditor's Report

To the Stockholders

CNL Fund Advisors, Inc.

Orlando, Florida

   We have audited the accompanying consolidated balance sheets of CNL Fund Advisors, Inc. and Subsidiary as of December 31, 1998 and June 30, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the six-month period ended December 31, 1998 and the year ended June 30, 1998. These consolidated financial statements are the responsibility of CNL Fund Advisors, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CNL Fund Advisors, Inc. and Subsidiary as of December 31, 1998 and June 30, 1998, and the results of its operations and its cash flows for the six-month period ended December 31, 1998 and the year ended June 30, 1998 in conformity with generally accepted accounting principles.

April 30, 1999

Orlando, Florida

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

                        CONSOLIDATED BALANCE SHEETS

                    December 31, 1998 and June 30, 1998

                                                        December 31,  June 30,
                                                            1998        1998
                                                        ------------ ----------
                        ASSETS
Current Assets:
  Cash and cash equivalents............................  $  713,308  $  254,569
  Accounts receivable--Related parties.................   6,764,034   6,031,010
  Notes receivable.....................................         --      340,000
                                                         ----------  ----------
    Total current assets...............................   7,477,342   6,625,579
Investments and Other Assets...........................      50,469     227,454
Office Furnishings and Equipment.......................     417,122     173,553
                                                         ----------  ----------
                                                         $7,944,933  $7,026,586
                                                         ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.....................................  $1,366,120  $1,247,197
  Dividends payable....................................     119,808   2,220,000
  Current portion of notes payable--Related party......     117,919      67,620
                                                         ----------  ----------
    Total current liabilities..........................   1,603,847   3,534,817
Long-Term Indebtedness:
  Notes payable--Related party.........................     242,760     145,927
Amounts Due Under Deferred Compensation Agreements.....      50,469      27,454
                                                         ----------  ----------
    Total liabilities and deferred expenses............   1,897,076   3,708,198
                                                         ----------  ----------
Stockholders' Equity:
  Capital Stock:
    Class A Common Stock--Authorized 10,000 shares; par
     value $1.00 per share; issued and outstanding
     6,400.............................................       6,400       6,400
    Class B Common Stock--Authorized 5,000 shares; par
     value $1.00 per share; issued and outstanding
     3,600 shares (3,400 shares--June 30, 1998)........       3,600       3,400
  Additional paid-in capital...........................   3,328,375   3,308,575
  Retained earnings....................................   2,709,482          13
                                                         ----------  ----------
    Total stockholders' equity.........................   6,047,857   3,318,388
                                                         ----------  ----------
                                                         $7,944,933  $7,026,586
                                                         ==========  ==========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF INCOME

             For The Six-Month Period Ended December 31, 1998

                     and The Year Ended June 30, 1998

                                                         Six-Month
                                                        Period Ended Year Ended
                                                        December 31,  June 30,
                                                            1998        1998
                                                        ------------ -----------
Revenues:
  Fees--Related parties...............................  $14,408,750  $19,954,188
  Other income--($85,603 and $212,326, respectively,
   from related parties)..............................       89,415      227,597
                                                        -----------  -----------
    Total revenues....................................   14,498,165   20,181,785
                                                        -----------  -----------
Expenses:
  Commissions.........................................      272,073          --
  Salaries............................................    2,986,409    3,698,192
  General and administrative..........................    3,048,275    4,069,811
                                                        -----------  -----------
    Total expenses....................................    6,306,757    7,768,003
                                                        -----------  -----------
Income Before Provision for Income Taxes and
 Cumulative Effect of a Change in Accounting for
 Start-up Costs.......................................    8,191,408   12,413,782
Provision for Income Taxes............................    3,235,606    4,903,444
                                                        -----------  -----------
Net Income Before Cumulative Effect of a Change in
 Accounting for Start-up Costs........................    4,955,802    7,510,338
Cumulative Effect of a Change in Accounting for Start-
 up Costs, Net of Income Taxes of $24,617.............          --        39,237
                                                        -----------  -----------
Net Income............................................  $ 4,955,802  $ 7,471,101
                                                        ===========  ===========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

             For The Six-Month Period Ended December 31, 1998

                     and The Year Ended June 30, 1998

                          Class A Class B Additional
                          Common  Common   Paid-In     Retained
                           Stock   Stock   Capital     Earnings       Total
                          ------- ------- ----------  -----------  -----------
Balance, June 30, 1997... $1,000  $  --   $1,914,915  $   960,478  $ 2,876,393
  Net income for the year
   ended June 30, 1998...    --      --          --     7,471,101    7,471,101
  Dividends to parent....    --      --          --    (8,431,566)  (8,431,566)
  Stock split (Note 2)...  5,400     --       (5,400)         --           --
  Issuance of common
   stock--Class B
   (Note 1)..............    --    3,400     336,600          --       340,000
  Contributions to
   capital...............    --      --    1,062,460          --     1,062,460
                          ------  ------  ----------  -----------  -----------
Balance, June 30, 1998...  6,400   3,400   3,308,575           13    3,318,388
  Net income for the six-
   month period ended
   December 31, 1998.....    --      --          --     4,955,802    4,955,802
  Dividends to parent....    --      --          --    (2,126,525)  (2,126,525)
  Dividends to Class B
   stockholders..........    --      --          --      (119,808)    (119,808)
  Issuance of common
   stock--Class B
   (Note 1)..............    --      200      19,800          --        20,000
                          ------  ------  ----------  -----------  -----------
Balance, December 31,
 1998.................... $6,400  $3,600  $3,328,375  $ 2,709,482  $ 6,047,857
                          ======  ======  ==========  ===========  ===========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

             For The Six-Month Period Ended December 31, 1998

                     and The Year Ended June 30, 1998

                                                        Six-Month
                                                       Period Ended  Year Ended
                                                       December 31,   June 30,
                                                           1998         1998
                                                       ------------  -----------
Cash Flows From Operating Activities:
 Cash collected from customers.......................  $13,675,726   $17,845,526
 Cash paid to employees and other operating cash
  payments...........................................   (5,997,650)   (6,608,547)
 Income tax paid.....................................   (3,235,606)   (5,826,285)
 Investment and other income.........................       89,415       227,597
 Interest paid.......................................      (86,141)     (219,022)
                                                       -----------   -----------
 Net cash provided by operating activities...........    4,445,744     5,419,269
                                                       -----------   -----------
Cash Flows From Investing Activities:
 Purchase of office furnishings and equipment........     (324,597)          --
 Proceeds from notes receivable......................      340,000           --
 Increase in cash surrender value of life insurance..      (23,015)          --
 Transfer of investment to parent....................      200,000      (129,134)
                                                       -----------   -----------
 Net cash provided by (used in) investing
  activities.........................................      192,388      (129,134)
                                                       -----------   -----------
Cash Flows From Financing Activities:
 Net proceeds from borrowings........................      147,132        84,400
 Contributions to capital............................          --      1,062,460
 Issuance of Class B stock...........................       20,000           --
 Dividends paid to parent............................   (4,346,525)   (6,211,566)
                                                       -----------   -----------
 Net cash used in financing activities...............   (4,179,393)   (5,064,706)
                                                       -----------   -----------
 Net Increase in Cash and Cash Equivalents...........      458,739       225,429
 Cash and Cash Equivalents, Beginning of Period......      254,569        29,140
                                                       -----------   -----------
 Cash and Cash Equivalents, End of Period............  $   713,308   $   254,569
                                                       ===========   ===========
 Reconciliation of Net Income to Net Cash Provided by
  Operating Activities:
 Net income per statements of income.................  $ 4,955,802   $ 7,471,101
 Add item not requiring (providing) cash:
 Depreciation........................................       81,028        63,319
 Change in accounting for start-up costs.............          --         39,237
                                                       -----------   -----------
 Total...............................................    5,036,830     7,573,657
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Increase in accounts receivable.....................     (733,024)   (2,108,662)
 Decrease in income tax payable......................          --       (922,841)
 Increase in accounts payable........................      118,923       849,661
 Increase in amount due under deferred compensation
  agreements.........................................       23,015        27,454
                                                       -----------   -----------
 Net cash provided by operating activities...........  $ 4,445,744   $ 5,419,269
                                                       ===========   ===========
Supplemental Disclosure of Non-Cash Financing
 Activity:
 Notes receivable from issuance of class B common
  stock..............................................  $       --    $   340,000
                                                       ===========   ===========
 Dividends declared and unpaid.......................  $   119,808   $ 2,220,000
                                                       ===========   ===========

  The Notes to Consolidated Financial Statements are an integral part of these statements.

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             For The Six-Month Period Ended December 31, 1998

                     and The Year Ended June 30, 1998

Note 1--Summary of Significant Accounting Policies:

   CNL Fund Advisors, Inc.'s (the "Company") accounting policies are in conformity with generally accepted accounting principles.

   Organization--The Company was organized under the laws of the State of Florida, as a wholly owned subsidiary of CNL Group, Inc. All outstanding shares of class A common stock are owned by CNL Group, Inc.

   In June, 1998 the Company acquired the stock of CNL Restaurant Development Company ("CRD") (a wholly owned subsidiary of CNL Group, Inc.) by exchanging shares of common stock. CRD became a wholly owned subsidiary of the Company. Accordingly, the Company's consolidated financial statements have been restated to include the accounts and operations of CRD for all periods presented.

   Effective July 1, 1997, the Company acquired CNL Growth Fund Advisors, Inc. (a wholly owned subsidiary of CNL Group, Inc.) by exchanging shares of common stock. The Company has accounted for the merger in a manner similar to the pooling-of-interests method.

   On June 30, 1998, the Company amended its Articles of Incorporation to authorize 10,000 shares of Class A common stock and 5,000 shares of Class B common stock. The Class B common shares are generally deemed to be, on a share-for-share basis, equivalent to one-tenth of a share of the Company's common shares with regard to voting rights, dividends and liquidation distributions. On June 30, 1998, the Company issued 3,400 Class B common shares in exchange for notes receivable of $340,000. On December 31, 1998, the Company issued 200 Class B common shares in exchange for $20,000.

   Basis of Presentation--The accompanying consolidated financial statements include the accounts of the Company and CRD, its wholly owned subsidiary. All intercompany accounts and transactions have been eliminated in consolidation.

   Fair Value of Financial Instruments--The carrying amounts of cash, accounts receivable, notes receivable and accounts payable approximate fair value because of the short maturity of these items. The carrying amounts of notes payable--related party approximate fair value because the interest rates on these instruments change with market interest rates.

   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents--Cash flows, cash and cash equivalents include cash and cash invested in liquid instruments with an original maturity date of three months or less.

   Accounts Receivable--The Company provides an allowance for doubtful accounts when necessary. However, in the opinion of management, at December 31, 1998 and June 30, 1998, all accounts were considered collectible and no allowance was necessary.

   Office Furnishings and Equipment--Office furnishings and equipment are stated at cost and are depreciated primarily using the double-declining balance method over their estimated useful lives of five to seven years. Major renewals and betterments are capitalized; replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred. When office furnishings and equipment are sold or disposed of, the asset account and related accumulated depreciation account are relieved, and any resulting gain or loss is included in income.

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

  For The Six-Month Period Ended December 31, 1998 and The Year Ended June 30,
                                   1998

Note 1--Summary of Significant Accounting Policies (continued):

   Income Taxes--The Company follows the consolidation policies of its parent company, CNL Group, Inc. in paying its portion of the consolidated Federal and State income taxes, if any, to the parent company. Provision for income taxes included in the Company's statements of income have been allocated on a separate return basis.

   The Company is reporting on the accrual basis of accounting for both financial statement and income tax reporting purposes.

   The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future years in which they occur. For the six-month period ended December 31, 1998 and the year ended June 30, 1998, deferred taxes were immaterial.

   Amount Due Under Deferred Compensation Agreements--The Company is included with its parent company's deferred compensation agreements. The parent company has entered into nonqualified deferred compensation agreements with certain key employees. The agreements provide for employee contributions under a salary reduction plan. Upon retirement, the Company is liable for the employee contribution and earnings per the employees directed investments. To fund this future liability, the parent company has acquired life insurance contracts. The Company anticipates that the death benefit and/or cash value will be available as the liability comes due.

Note 2--Capital Stock:

   On June 30, 1998, the Company's board of directors approved a 6.4-for-1 split of the Class A common stock. As a result, 5,400 shares were issued and additional paid-in capital was reduced by $5,400. The par value of the shares remained unchanged.

Note 3--Change in Method of Accounting:

   During the year ended June 30, 1998, the Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities". This statement requires all start-up activities and organizational costs to be expensed as incurred. This resulted in a write-off of $63,854 of capitalized costs, net of income taxes of $24,617, during the year ended June 30, 1998.

Note 4--Notes Receivable:

   The amount due was represented by promissory notes from employees. The notes carried interest at 7.5% and were collateralized by class B common shares. The notes were collected in full on December 31, 1998.

Note 5--Investments and Other Assets:

   Investments and other assets consist of the following:

                                                          December 31, June 30,
                                                              1998       1998
                                                          ------------ --------
   Common stock--CNL American Properties Fund, Inc.
    carried at cost which approximated fair market
    value................................................   $   --     $200,000
   Cash surrender value of life insurance................    50,469      27,454
                                                            -------    --------
     Total...............................................   $50,469    $227,454
                                                            =======    ========

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

  For The Six-Month Period Ended December 31, 1998 and The Year Ended June 30,
                                   1998

Note 6--Office Furnishings and Equipment:

   Office furnishings and equipment is summarized as follows:

                                                         December 31, June 30,
                                                             1998       1998
                                                         ------------ ---------
   Office furnishings and equipment.....................  $ 859,424   $ 355,036
   Less: Accumulated depreciation.......................   (442,302)   (181,483)
                                                          ---------   ---------
     Total..............................................  $ 417,122   $ 173,553
                                                          =========   =========

   Depreciation expense amounted to $81,028 and $63,319 for the six-month period ended December 31, 1998 and the year ended June 30, 1998, respectively.

Note 7--Income Taxes:

   Income taxes are summarized as follows:

   Balance, July 1, 1997......................................... $   947,458
     Provision for income taxes..................................   4,903,444
     Income tax relating to cumulative effect of change in
      accounting for start-up costs..............................     (24,617)
                                                                  -----------
       Total.....................................................   5,826,285
     Less: Payments to parent company............................  (5,826,285)
                                                                  -----------
   Balance, June 30, 1998........................................         --
     Provision for income taxes..................................   3,235,606
     Less: Payments to parent company............................  (3,235,606)
                                                                  -----------
   Balance, December 31, 1998.................................... $       --
                                                                  ===========

   The income tax provision consisted of the following:

                                                         Six-month      Year
                                                        Period Ended   Ended
                                                        December 31,  June 30,
                                                            1998        1998
                                                        ------------ ----------
   Federal.............................................  $2,785,079  $4,220,686
   State...............................................     450,527     682,758
                                                         ----------  ----------
     Total provision for income taxes..................  $3,235,606  $4,903,444
                                                         ==========  ==========

Note 8--Related Party Transactions:

   Certain directors and officers of the Company are also directors and officers of certain real estate investment trusts ("REITs") and investment partnerships.

   The Company provides site selection and property acquisition services to the various related partnerships and CNL American Properties Fund, Inc. ("APF"), an unlisted REIT. For the six-month period ended December 31, 1998 and the year ended June 30, 1998, the Company earned acquisition fees in the amount of $10,561,891 and $13,888,823, respectively.

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

  For The Six-Month Period Ended December 31, 1998 and The Year Ended June 30,
                                   1998

Note 8--Related Party Transactions (continued):

   The Company also provides property management and advisory services to certain related partnerships and APF. For the six-month period ended December 31, 1998 and the year ended June 30, 1998, the Company earned management and advisory fees in the amount of $1,522,951 and $2,278,569, respectively.

   The Company also provides development services to CNL Restaurant Services, Inc., a related company. For the six-month period ended December 31, 1998 and the year ended June 30, 1998 the Company earned development fees of $352,397 and $822,987, respectively.

   The Company also receives an origination fee from CNL Financial Services, Inc. ("CFS"), a majority-owned subsidiary of CNL Group, Inc. (See Note 1), for services rendered in connection with loans originated and serviced by CFS. In addition, the Company pays CFS for providing credit underwriting services on its behalf. For the six-month period ended December 31, 1998 and the year ended June 30, 1998, the Company earned origination fees of $671,996 and $1,695,452, respectively, and paid expenses of $247,042 and $304,190, respectively, related to credit underwriting services.

   The Company also receives fees for negotiating secured equipment leases for APF. During the six-month period ended December 31, 1998 and the year ended June 30, 1998, the Company earned $57,861 and $326,425, respectively, for these services.

   The Company also provides marketing, investor services, administration, accounting, tax, compliance and property management services to the related partnerships, unlisted REITS and related companies for which it receives personnel reimbursement fees, in addition to the fees described above. For the six-month period ended December 31, 1998 and the year ended June 30, 1998, such reimbursements amounted to $1,100,383 and $818,733, respectively.

   During the six-month period ended December 31, 1998 and the year ended June 30, 1998, certain affiliated entities provided accounting and administrative services to the Company. The Company incurred costs of $48,958 and $58,943, respectively, for such services.

   Account receivable--related parties represent amounts due from related partnerships, corporations and real estate investment trusts for services rendered, expenses paid on behalf of, and loans advanced to the various entities. Interest income earned on amounts advanced during the six-month period ended December 31, 1998 and the year ended June 30, 1998 amounted to $85,603 and $212,388, respectively.

   Notes Payable--See Note 11

   During the six-month period ended December 31, 1998, the Company transferred its investment in the common stock of APF to its parent company, CNL Group, Inc. for $200,000, which was its cost basis and approximated fair market value.

Note 9--Concentration of Credit Risk:

   Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash equivalents and accounts receivable.

                  CNL FUND ADVISORS, INC. AND SUBSIDIARY

  For The Six-Month Period Ended December 31, 1998 and The Year Ended June 30,
                                   1998

Note 9--Concentration on Risk (continued):

   The Company maintains cash balances at financial institutions and invests in unsecured money market funds. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 1998, uninsured cash deposits and cash invested in money market funds totaled $610,963.

   Concentrations of credit risk with respect to accounts receivable relates to the Company's business activity being primarily within the real estate industry. The Company limits its credit risk by the dispersion of activity across many geographic areas throughout the United States.

Note 10--Profit Sharing Plan:

   The Company is included with its parent company's defined contribution profit sharing plan. This plan qualifies under Section 401(a) and 501(a) of the Internal Revenue Code of 1974 (ERISA) and is not subject to minimum funding requirements. The plan covers all eligible employees of the Company and its subsidiaries upon completion of one year of service. The plan provides for employee contributions under a salary reduction plan, section 401(k). The employees may elect to contribute from 1% to 15% of salary to a maximum under IRS regulations. The Company is required to match 50% of the employee contribution to a maximum of 3% of salary. For the six-month period ended December 31, 1998 and the year ended June 30, 1998, the Company's contribution, including administration costs, amounted to $42,801 and $54,208, respectively.

Note 11--Notes Payable--Related Party:

   The Company was allocated a portion of various notes of its parent company for the acquisition of certain office furniture and equipment used by the Company. The notes carry interest at prime plus one-quarter to one-half percent. The aggregate maturities of the allocated indebtedness to the Company's parent at December 31, 1998 is as follows:

   Year ending December 31,
     1999.............................................................. $117,919
     2000..............................................................  110,286
     2001..............................................................  103,034
     2002..............................................................   29,440
                                                                        --------
       Total........................................................... $360,679
                                                                        ========

   Interest expense amounted to $86,141 and $219,022 for the six-month period ended December 31, 1998 and the year ended June 30, 1998, respectively.

Note 12--Dividends:

   During the year ended June 30, 1998, the Company declared dividends to the Class A shareholders (parent company) of $8,431,566, of which $6,211,566 was paid, and dividends of $2,220,000 were declared by the Board of Directors for shareholders of record on June 29, 1998, payable prior to September 1, 1998.

   During the six-month period ended December 31, 1998, the Company declared and paid dividends of $2,126,525 to the Class A shareholders (parent company). The Company declared $119,808 in dividends to the Class B common shareholders of record on December 31, 1998, to be paid in 1999.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants........................ F-45

Financial Statements
  Consolidated Balance Sheets--As of December 31, 1998, June 30, 1997 and
   1998................................................................... F-46
  Consolidated Statements of Operations--For the Six-month period ended
   December 31, 1998, the Years ended June 30, 1997 and 1998 and the
   Period from inception (October 9, 1995) through June 30, 1996.......... F-47
  Consolidated Statements of Comprehensive Income (Loss) for the Six-month
   Period Ended December 31, 1998, the Years Ended June 30, 1998 and 1997
   and the Period from Inception (October 9, 1995) through June 30, 1996.. F-48
  Consolidated Statements of Stockholders' Equity--For the Six-month period ended December 31, 1998, the Years ended June 30, 1997 and 1998 and the Period from inception (October 9, 1995) through June 30, 1996.. F-49
  Consolidated Statements of Cash Flows--For the Six-month period ended
   December 31, 1998, the Years ended June 30, 1997 and 1998 and the
   Period from inception (October 9, 1995) through June 30, 1996.......... F-50
  Notes to Consolidated Financial Statements.............................. F-51

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of

CNL Financial Corporation:

   We have audited the accompanying consolidated balance sheets of CNL Financial Corporation (a Florida corporation) and subsidiaries as of December 31, 1998, and June 30, 1998 and 1997, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 9, 1995) through June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Financial Corporation and subsidiaries as of December 31, 1998, and June 30, 1998 and 1997, and the results of their operations and their cash flows for the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 9, 1995) through June 30, 1996, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Orlando, Florida,

March 24, 1999

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS

               December 31, 1998, and June 30, 1998 and 1997

                                        December 31,    June 30,      June 30,
                                            1998          1998          1997
                                        ------------  ------------  ------------
                ASSETS
Cash and cash equivalents.............  $  2,526,078  $  1,808,758  $    567,534
Restricted cash.......................       450,782    10,103,916     3,285,313
Due from related party (Note 6).......     1,043,527           --            --
Notes receivable (Notes 3 and 8)......   211,280,226   374,482,298   140,781,095
Loan and swap costs, less accumulated
 amortization of $1,123,682, $699,735
 and $60,122 at December 31, 1998, and
 June 30, 1998 and 1997,
 respectively.........................     3,094,733     3,905,133     1,425,802
Investment in available for sale
 securities (Notes 1 and 3)...........     5,388,213           --            --
Other assets (Note 2).................        72,190     1,298,434       251,803
Deferred tax assets, net (Note 5).....        80,327       185,258           --
                                        ------------  ------------  ------------
    Total assets......................  $223,936,076  $391,783,797  $146,311,547
                                        ============  ============  ============
 LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Accounts payable and accrued
 expenses.............................  $    581,213  $  1,836,818  $  1,122,160
Accrued interest (Note 4).............       963,449       993,564       593,876
Notes payable (Note 4)................   192,687,152   358,265,820   140,450,990
Notes payable to related parties
 (Notes 4 and 6)......................    25,126,000    24,290,775     3,854,641
Due to related party (Note 6).........       630,446     2,600,458       132,526
Income tax payable....................           --         72,009        20,583
Other liabilities.....................         3,465           --          5,000
                                        ------------  ------------  ------------
    Total liabilities.................   219,991,725   388,059,444   146,179,776
                                        ------------  ------------  ------------
Commitments (Note 9)
Stockholders' Equity (Note 7):
  Common stock--Class A, $1 par value;
   10,000 shares authorized; 200, 200
   and 100 shares issued and
   outstanding at December 31, 1998,
   and June 30, 1998 and 1997,
   respectively.......................           200           200           100
  Common stock--Class B, $1 par value;
   5,000 shares authorized; 501 issued
   and outstanding at December 31,
   1998...............................           501           --            --
Additional paid-in capital............     3,937,096     3,887,497           --
Other accumulated comprehensive loss..      (644,419)          --            --
Retained earnings (deficit)...........       650,973      (163,344)      131,671
                                        ------------  ------------  ------------
    Total stockholders' equity........     3,944,351     3,724,353       131,771
                                        ------------  ------------  ------------
                                        $223,936,076  $391,783,797  $146,311,547
                                        ============  ============  ============

   The accompanying notes are an integral part of these consolidated balance sheets.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF OPERATIONS

             For The Six-month Period Ended December 31, 1998,

                  The Years Ended June 30, 1998 and 1997,

   and The Period from Inception (October 9, 1995) through June 30, 1996

                                                                   Period from
                               Six-month                            Inception
                                Period                             (October 9,
                                 Ended    Year Ended   Year Ended 1995) through
                               December    June 30,     June 30,    June 30,
                               31, 1998      1998         1997        1996
                              ----------- -----------  ---------- -------------
Revenues:
  Interest income (Notes 3
   and 8).................... $10,187,384 $20,324,223  $3,346,226    $52,063
  Gain on securitization
   (Note 3)..................   3,694,351         --          --         --
  Other income, net..........     418,079         --          --         --
                              ----------- -----------  ----------    -------
    Total revenues...........  14,299,814  20,324,223   3,346,226     52,063
                              ----------- -----------  ----------    -------
Expenses:
  Interest and loan cost
   amortization and write-off
   (Note 4)..................  10,879,294  17,452,876   2,875,881     43,251
  Servicing and
   administrative fees,
   related party (Note 6)....     617,541   1,089,516     205,837      3,543
  Advisory fees, related
   party (Note 6)............     734,890   1,155,523         --         --
  General and
   administrative............         --       19,740      54,004        956
  Other amortization.........      85,086      17,891       8,641        --
  Professional services......     541,087     616,867       6,978        --
  Other expenses.............     133,864     361,249       5,130        --
                              ----------- -----------  ----------    -------
    Total expenses...........  12,991,762  20,713,662   3,156,471     47,750
                              ----------- -----------  ----------    -------
Income (loss) before
 provision (benefit) for
 income taxes................   1,308,052    (389,439)    189,755      4,313
Provision (benefit) for
 income taxes (Note 5).......     493,735     (94,504)     61,066      1,331
                              ----------- -----------  ----------    -------
Net income (loss)............ $   814,317 $  (294,935) $  128,689    $ 2,982
                              =========== ===========  ==========    =======

 The accompanying notes are an integral part of these consolidated statements.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

             For The Six-month Period Ended December 31, 1998,

                  The Years Ended June 30, 1998 and 1997,

   and The Period From Inception (October 9, 1995) through June 30, 1996

                                                                   Period from
                                                                    Inception
                                  Six-month     Year       Year    (October 9,
                                 Period Ended   Ended     Ended   1995) through
                                 December 31, June 30,   June 30,   June 30,
                                     1998       1998       1997       1996
                                 ------------ ---------  -------- -------------
Net income (loss)...............   $814,317   $(294,935) $128,689    $2,982
Other comprehensive loss:
  Loss in market value from
   investment in available for
   sale securities, net of tax
   benefit of $388,804..........   (644,419)        --        --        --
                                   --------   ---------  --------    ------
Comprehensive income (loss).....   $169,898   $(294,935) $128,689    $2,982
                                   ========   =========  ========    ======

 The accompanying notes are an integral part of these consolidated statements.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

             For The Six-month Period Ended December 31, 1998,

                  The Years Ended June 30, 1998 and 1997,

   and The Period from Inception (October 9, 1995) through June 30, 1996

                          Class        Class
                            A            B                         Other
                          Number       Number       Additional  Accumulated  Retained
                            of    Par    of    Par   Paid-in   Comprehensive Earnings
                          Shares Value Shares Value  Capital   Income (Loss) (Deficit)    Total
                          ------ ----- ------ ----- ---------- ------------- ---------  ----------
BALANCE, October 9,
 1995...................   --    $--    --    $--   $      --    $     --    $    --    $      --
 Issuance of Class A
  common stock..........   100    100   --     --          --          --         --           100
 Net income.............   --     --    --     --          --          --       2,982        2,982
                           ---   ----   ---   ----  ----------   ---------   --------   ----------
BALANCE, June 30, 1996..   100    100   --     --          --          --       2,982        3,082
 Net income.............   --     --    --     --          --          --     128,689      128,689
                           ---   ----   ---   ----  ----------   ---------   --------   ----------
BALANCE, June 30, 1997..   100    100   --     --          --          --     131,671      131,771
 Stock split............    80     80   --     --          --          --         (80)         --
 Issuance of Class A
  common stock, net of
  issuance costs........    20     20   --     --    3,887,497         --         --     3,887,517
 Net loss...............   --     --    --     --          --          --    (294,935)    (294,935)
                           ---   ----   ---   ----  ----------   ---------   --------   ----------
BALANCE, June 30, 1998..   200    200   --     --    3,887,497         --    (163,344)   3,724,353
 Issuance of Class B
  common stock..........   --     --    501    501      49,599                    --        50,100
 Market revaluation on
  available for sale
  securities, net of tax
  benefit of $388,804...   --     --    --     --          --     (644,419)       --      (644,419)
 Net income.............   --     --    --     --          --          --     814,317      814,317
                           ---   ----   ---   ----  ----------   ---------   --------   ----------
BALANCE, December 31,
 1998...................   200   $200   501   $501  $3,937,096   $(644,419)  $650,973   $3,944,351
                           ===   ====   ===   ====  ==========   =========   ========   ==========

 The accompanying notes are an integral part of these consolidated statements.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                   CONSOLIDATED STATEMENTS OF CASH FLOWS

             For The Six-month Period Ended December 31, 1998,

                  The Years Ended June 30, 1998 and 1997,

   and The Period from Inception (October 9, 1995) through June 30, 1996

                                                                        Period from
                            Six-month                                    Inception
                          Period Ended                                  (October 9,
                          December 31,    Year Ended     Year Ended    1995) through
                              1998       June 30, 1998  June 30, 1997  June 30, 1996
                          -------------  -------------  -------------  -------------
Cash Flows from
 Operating Activities:
 Net income (loss)......  $     814,317  $    (294,935) $     128,689   $     2,982
                          -------------  -------------  -------------   -----------
 Adjustments to
  reconcile net cash
  (used in) provided by
  operating activities--
 Gain on
  securitization........     (3,356,538)           --             --            --
 Amortization of loan
  costs and write-offs
  included in interest
  expense...............      1,849,930        639,613         60,019           103
 Other amortization.....         85,086         17,891          8,263           284
 Provision for (benefit
  from) deferred taxes..        493,735       (185,258)           --            --
 Net cash proceeds from
  securitization of
  notes receivable......    265,871,668            --             --            --
 Investment in notes
  receivable............   (124,395,215)  (248,861,590)  (138,368,232)   (6,000,000)
 Collections on notes
  receivable............     18,290,592     15,707,935      4,216,313           --
 Decrease (increase) in
  restricted cash.......      9,653,134     (6,818,603)    (3,285,313)          --
 Decrease (increase) in
  other assets..........      1,141,158        (96,113)       (10,996)          --
 Increase in accrued
  interest income
  included in notes
  receivable............       (138,206)      (547,551)      (617,698)      (11,478)
 (Increase) decrease due
  from related party....     (1,043,527)     2,117,991         44,748       115,985
 (Decrease) increase in
  accounts payable,
  accrued expenses,
  other liabilities and
  income tax payable....     (1,324,149)       108,908         84,640         5,082
 Increase in accrued
  interest included in
  notes payable to
  related parties.......        835,225        414,196            --            --
 (Decrease) increase in
  accrued interest......        (30,115)       399,689        564,232        29,644
 Payment of note costs..            --             --         (73,483)          --
 Payment of organization
  costs.................            --         (45,517)       (60,754)       (3,179)
                          -------------  -------------  -------------   -----------
  Total adjustments.....    167,932,778   (237,148,409)  (137,438,261)   (5,863,559)
                          -------------  -------------  -------------   -----------
  Net cash provided by
   (used in) operating
   activities...........    168,747,095   (237,443,344)  (137,309,572)   (5,860,577)
                          -------------  -------------  -------------   -----------
Cash Flows from
 Investing Activities:
 Net loss in market
  value from investments
  in trading
  securities............        295,514            --             --            --
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....        212,821            --             --            --
                          -------------  -------------  -------------   -----------
  Net cash provided by
   investing
   activities...........        508,335            --             --            --
                          -------------  -------------  -------------   -----------
Cash Flows from
 Financing Activities:
 Proceeds from borrowing
  on notes payable......    237,256,258    230,275,399    219,208,505     6,000,000
 (Repayments to)
  proceeds from
  borrowing on note
  payable to related
  party.................     (1,970,012)    20,021,938      3,800,000           --
 Repayments on notes
  payable...............   (402,834,926)   (12,460,567)   (84,757,515)          --
 Payment of loan and
  swap costs............     (1,039,530)    (3,134,657)      (544,861)        3,179
 Contributions from
  stockholders..........         50,100      3,887,517            --            100
 Proceeds from related
  party.................            --          94,938         28,275           --
                          -------------  -------------  -------------   -----------
  Net cash (used in)
   provided by financing
   activities...........   (168,538,110)   238,684,568    137,734,404     6,003,279
                          -------------  -------------  -------------   -----------
Net Increase in Cash and
 Cash Equivalents.......        717,320      1,241,224        424,832       142,702
Cash and Cash
 Equivalents, Beginning
 of Period..............      1,808,758        567,534        142,702           --
                          -------------  -------------  -------------   -----------
Cash and Cash
 Equivalents, End of
 Period.................  $   2,526,078  $   1,808,758  $     567,534   $   142,702
                          =============  =============  =============   ===========
Supplemental Disclosures
 of Cash Flow
 Information:
 Cash paid for
  interest..............  $  (8,543,157) $ (15,881,209) $  (2,069,137)  $   (13,218)
 Cash paid for income
  taxes.................  $     (68,545) $     (39,327) $     (41,814)  $       --
 Summary of
  securitization
  proceeds--
 Gross proceeds from
  securitization,
  including retained
  interest and
  securities............  $ 282,715,925  $         --   $         --    $       --
 Swap breakage cost.....     (3,455,471)           --             --            --
 Securitization
  transaction costs.....     (5,905,162)           --             --            --
 Investment in retained
  interest and
  securities............     (6,929,772)           --             --            --
 Bond interest paid.....       (553,852)           --             --            --
                          -------------  -------------  -------------   -----------
  Net cash proceeds from
   securitization of
   notes receivable.....  $ 265,871,668  $         --   $         --    $       --
                          =============  =============  =============   ===========

 The accompanying notes are an integral part of these consolidated statements.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

1. Significant Accounting Policies:

 Organization and Nature of Business

   CNL Lending Corporation, a Florida C corporation, was organized on October 9, 1995, and on December 15, 1995, its name was changed to CNL Financial Corporation (CFC or the Company). CFC owns, directly or indirectly, 100 percent of the common stock, membership units or partnership interests of CNL Financial I, Inc. (Fin I), CNL Financial II, Inc. (Fin II), CNL Financial III, LLC (Fin
III), CNL Financial III, SPC, Inc., CNL Funding Corporation, CNL Financial LP Holding Corp. (the Holding Corporation), CNL Financial LP GP Holding Corporation, CNL Financial IV, Inc., CNL Financial IV, LP (Fin IV), CNL Financial V, Inc. and CNL Financial V, LP (Fin V) (collectively, the Subsidiaries).

   CFC, through the Subsidiaries, is primarily engaged in making loans to restaurant franchisors and franchisees operating in national and regional fast-food, family-style and casual dining restaurant chains.

   During the year ended June 30, 1998, the Company sold 20 shares of Class A common stock for approximately $3,887,000, net of issuance costs of $112,484, to Five Arrows Realty Securities LLC (Five Arrows).

   During the six-month period ended December 31, 1998, the Company sold 501 shares of Class B common stock for approximately $50,100 (see Note 7).

 Fiscal Year-end

   Subsequent to June 30, 1998, the Company changed its fiscal year-end from June 30 to December 31.

 Principles of Consolidation

   The consolidated financial statements include the accounts of CFC and its Subsidiaries. All significant intercompany amounts have been eliminated.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks. Cash equivalents are stated at cost, which approximates market value.

   Cash accounts maintained on behalf of the Company in demand deposits at commercial banks may exceed federally insured levels; however, the Company has not experienced any losses in such accounts. The Company limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

 Restricted Cash

   Restricted cash consists of cash held in special trust accounts in the name of the Magenta Trustee and Variable Funding Capital Corporation. The funds on deposit consist primarily of principal and interest payments received from borrowers, as well as the required Magenta reserves (see Note 4). These funds may be invested in direct obligations of the U.S. Government, short-term commercial paper, money market mutual funds or other interest-bearing time deposits. Restricted cash is stated at cost, which approximates market value.

 Notes Receivable

   In accordance with Statement of Financial Accounting Standards (SFAS) No. 65, "Accounting for Certain Mortgage Banking Activities," notes receivable are recorded at the lower of cost or market, using the aggregate loan basis. The unpaid principal and accrued interest on the notes receivable, are included in notes receivable in the accompanying consolidated balance sheets.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

 Loan Costs

   Loan costs consist of costs to issue debt instruments such as attorney fees, trustee costs and arrangement fees. These costs related to notes payable and interest-rate swaps have been capitalized and are being amortized over the terms of the loan commitments using the straight-line method.

 Investments in Available for Sale Securities

   Investments in available for sale securities include an investment in an interest only strip and the Company's retained interest in the receivables that were securitized on August 14, 1998 (see Note 3). The securities are stated at fair market value in the accompanying consolidated balance sheets. Beginning October 1, 1998, the market valuation adjustment was included in the accompanying consolidated statement of comprehensive income (loss). Prior to October 1, 1998, these securities were considered investments in trading securities and the market value adjustments were included in the accompanying consolidated statement of operations.

 Stock Split

   A 1.8-for-one stock split was effected September 24, 1997, with the issuance of 80 common shares and the transfer of $80 from retained earnings to the common stock account. Par value remained $1 per share subsequent to the split.

 Interest-rate Swaps

   Derivatives are used to hedge interest rate exposures by modifying the interest rate characteristics of related balance sheet instruments. Derivatives used as hedges must be effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. The Company has entered into interest-rate swap agreements (the Agreements) as a means of managing its interest-rate exposure. The Agreements are accounted for as hedge positions as of December 31, 1998, June 30, 1998 and 1997. The Agreements have the effect of converting certain draws on the Company's variable-rate notes payable to fixed-rate notes payable. Net amounts paid or received are reflected as adjustments to interest expense. As hedging does not take place prior to funding a loan, the possibility of canceling a contract is remote. If a contract is canceled prior to its termination date, the cumulative change in the market value of such derivatives is recorded as an adjustment to the carrying value of the underlying liability and is recognized in net interest expense over the expected remaining life of the related liability. In instances where the underlying instrument is sold or extinguished, the fair value of the associated derivative is recognized immediately in the component of earnings relating to the underlying instrument. The fair values are the estimated amounts that the Company would receive or pay to terminate the Agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties. At December 31, 1998, June 30, 1998 and 1997, the Company estimates it would have paid approximately $6,999,000, $8,826,155 and $1,280,375, respectively, to terminate the Agreements.

 Revenue Recognition

   The Company recognizes interest income using the effective interest method.

 Income Taxes

   The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements and tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future years in which they occur.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

 New Accounting Pronouncements

   In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS
133), which will require the Company to recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS 133 is effective for all fiscal years beginning after June 15, 2000. SFAS 133 should not be applied retroactively to consolidated financial statements of prior periods. As of December 31, 1998, the Company has not yet determined the impact of the implementation of this standard.

   In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained After the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise" (SFAS 134), which allows the Company to account for its interests in retained securities as available for sale in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company elected early adoption of SFAS 134, effective October 1, 1998. If the Company had not elected to early adopt, SFAS 134 would have been effective the first quarter beginning after December 15, 1998. Accordingly, the Company changed the classification of its interest in retained securities from trading to available for sale securities. Prior to October 1, 1998, the Company accounted for its interest in retained securities as trading securities, with gains and losses from market value adjustments recognized in the consolidated statements of operations. For the period from August 14, 1998, to October 1, 1998, the Company recorded a net loss from market valuation adjustments of which the initial gain of $337,813 is included in gain on securitization and a loss of $633,327 is included in other income, net, in the accompanying consolidated statements of operations. For the period from October 1, 1998, to December 31, 1998, the Company recorded a net loss from market valuation adjustments of $1,033,223 ($644,419, net of tax benefit) and it is included, net of tax benefit, in the accompanying consolidated statements of stockholders' equity.

 Use of Estimates

   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

   Certain prior-year amounts have been reclassified to conform with the current-year presentation.

2. Other Assets:

   Other assets consisted of the following:

                                                  December  June 30,   June 30,
                                                  31, 1998    1998       1997
                                                  -------- ----------  --------
   Securitization costs.......................... $   --   $  935,626  $    --
   Organizational costs..........................     --      109,209    76,427
   Prepaid expenses..............................     --      119,929       --
   Other.........................................  72,190     157,838   181,653
                                                  -------  ----------  --------
                                                   72,190   1,322,602   258,080
   Less--Accumulated amortization................     --      (24,168)   (6,277)
                                                  -------  ----------  --------
                                                  $72,190  $1,298,434  $251,803
                                                  =======  ==========  ========

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

   As of June 30, 1998, securitization costs consisted of costs incurred related to the securitization, such as attorney and accounting fees (see Note
3). These costs were expensed during the six-month period ended December 31, 1998, when the securitization occurred and have been included net of the gain on securitization in the accompanying consolidated statements of operations.

   Organizational costs consisted of costs incurred in the formation of the Company, including legal and accounting fees. These costs were being amortized over five years using the straight-line method. The Company early adopted the Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," during the six-month period ended December 31, 1998, and wrote off all organization costs. These costs, which were $85,041, are included in other expense in the accompanying consolidated statements of operations.

3. Notes Receivable:

   Notes receivable consisted of the following:

                                         December 31,   June 30,     June 30,
                                             1998         1998         1997
                                         ------------ ------------ ------------
   Outstanding principal................ $209,965,294 $373,305,571 $140,151,919
   Accrued interest income..............    1,314,932    1,176,727      629,176
                                         ------------ ------------ ------------
                                         $211,280,226 $374,482,298 $140,781,095
                                         ============ ============ ============

   During the six-month period ended December 31, 1998, and the years ended June 30, 1998 and 1997, the Company funded $108,300,451, $218,940,681, and
$125,123,451 in new loans, respectively. During the six-month period ended December 31, 1998, and the years ended June 30, 1998 and 1997, the Company also funded construction draws of $16,094,764, $29,920,909 and $13,244,781, respectively.

   The amortization periods of the notes receivable range from four to 20 years. The variable-rate notes receivable, which totaled $21,628,776 at December 31, 1998, had interest rates ranging from 8.25 percent to 8.90 percent. The fixed-rate notes receivable, which totaled $184,391,311 at December 31, 1998, had interest rates ranging from 7.17 percent to 10.89 percent. The construction notes receivable totaled $3,945,207 at December 31, 1998, with interest rates ranging from 7.87 percent to 10.25 percent.

   The following is a schedule of the annual maturities of the Company's outstanding notes receivable for each of the next five years and thereafter:

     Fiscal Year                                                       Amount
     -----------                                                    ------------
     1999.......................................................... $  6,861,338
     2000..........................................................    7,591,746
     2001..........................................................    8,338,424
     2002..........................................................    9,863,448
     2003..........................................................   10,620,029
     Thereafter....................................................  166,690,309
                                                                    ------------
                                                                    $209,965,294
                                                                    ============

   The notes receivable are secured by fee simple and/or leasehold interests in real estate and/or restaurant equipment and business enterprise value.

   The fair value of the notes receivable is estimated based on one of the following methods: (i) quoted market prices, (ii) current rates for similar issues, or (iii) present value of the expected cash flows. At December 31, 1998, the Company estimates that the fair value is $214,113,218.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

   On August 14, 1998, the Company securitized some of its notes receivable with a carrying value of approximately $269,445,000. In accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," the Company accounted for the securitization as a sale; however, for tax purposes, the securitization was accounted for as a financing transaction. The securitization involved notes receivable held by Fin I, Fin III and Fin IV. Gross cash proceeds of $275,786,153 were allocated among these entities based upon the net book value of the notes receivable that were securitized. As a result of the securitization, the Company retired $265,164,843 in notes payable held by Fin I, Fin III and Fin IV. The Company retained certain securities and interests from the securitization with an allocated cost basis of $6,929,772 and estimated fair value of approximately $7,267,585 as of August 14, 1998. Accordingly, upon the sale, the notes receivable were removed from the balance sheet and a gain from the sale was recognized for the difference between the carrying value of the notes receivable and the net proceeds, including the Company's retained interest and securities. The Company recorded a gain, net of the securitization costs, from the securitization and the initial market value adjustment of the retained securities and interests of approximately $3,694,000.

   Concurrent with the securitization, the servicing rights related to the securitized notes receivable were granted to CFS. CFS receives 30 basis points annually in exchange for servicing the securitized notes receivable.

   The retained interests and securities held by the Company include: an Equity One interest, an Equity Two interest and an interest only strip (IO2). The Equity One interest is derived from the underlying fixed rate loans in the pool, while the Equity Two interest is derived from the underlying variable rate loans in the pool. The equity interests represent the residual cash flows after the waterfall of payments (all payments to bondholders, hedge counter parties, servicing and administration fees, and operating expenses) and have no coupon rate. The IO2 security represents the interest spread derived from the difference between the interest rates paid on the outstanding bonds versus the interest rates charged on the underlying variable rate loans in the securitized pool.

   At December 31, 1998, the Company used various assumptions relating to default, prepayment, and discount rates in valuing each of its investments. For the Equity One, Equity Two and IO2, the Company assumed a zero percent default rate. The prepayment assumptions for the Equity One interest was 5 percent annually, applied to the entire pool, net of estimated yield maintenance due to bondholders and any amounts due if prepayment is made during the lock-out period (typically, no prepayment is allowed during the first five years of the loans and a sliding scale is applied to determine penalties over the next five years). The prepayment assumption for the Equity Two interest was 5 percent and is applied each period to the entire pool after a 14-month lockout period. The prepayment assumption for the IO2 security was 100 percent, applied annually to the entire variable pool after a 14-month lockout period. The discount rate for both the Equity One and Equity Two interests was 40 percent. A 10.14 percent discount rate was applied to the IO2 security based upon the nature of the security and prepayment assumption. Management reviews the discount rates used in the market and by several investment bankers and believes the valuations and assumptions used provide a reasonable estimate of the fair value of the retained interests and securities as of December 31, 1998. As of December 31, 1998, the estimated fair market value of the Equity One, Equity Two and IO2 was $5,388,213, and is disclosed as investments in available for sale securities on the accompanying consolidated balance sheets.

4. Notes Payable:

   The carrying amounts of the Company's notes payable approximate fair value at December 31, 1998, and June 30, 1998 and 1997, since their interest rates approximate rates currently available to the Company for borrowings.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

   On September 25, 1997, the Company entered into a credit agreement (the Credit Agreement) with Five Arrows, a related party. As of December 31, 1998, and June 30, 1998, Five Arrows owned 10 percent of Class A common stock of the Company. As of December 31, 1998, Five Arrows owned 16.85 percent of Class B common stock of the Company. There was no Class B common stock issued or outstanding at June 30, 1998. The Credit Agreement provides that the Company is entitled to receive advances of up to $25,000,000 until September 24, 2003. The outstanding principal balance is due on September 24, 2003. The Credit Agreement is guaranteed by CFS, a related party (See Note 6). The outstanding balance under the Credit Agreement at December 31, 1998, and June 30, 1998, was $20,000,000, plus accrued interest of $659,257 and $55,233 included in notes payable to related parties in the accompanying consolidated balance sheets, respectively. The availability under the Credit Agreement at December 31, 1998, was $5,000,000. The Company incurred legal fees and closing costs of approximately $550,000 in connection with the Credit Agreement, which are classified as loan costs on the accompanying consolidated balance sheets. Advances under the Credit Agreement bear interest at 12 percent and are payable quarterly. The Credit Agreement contains restrictive covenants which, among other things, require the Company to maintain a minimum fixed-charge coverage ratio and debt to capital ratio before incurring additional indebtedness or paying dividends and distributions, as defined in the Credit Agreement. On April 22, 1996, Fin I entered into a Franchise Loan Warehousing Agreement (the Fin I Loan) with a bank, with limited guarantees by CNL Group, Inc., a related party (See Note 6). The agreement was amended on December 29, 1997. Pursuant to the terms of the Fin I Loan, Fin I is entitled to make loans to the owners of quick service, family style, casual dining or other lender-approved type of restaurant facility, operated by a franchisor or under a franchise agreement, and partially secured by (a) the underlying real property or a leasehold of real property, and (b) the furnishings, equipment and fixtures used in the restaurant facility, guaranties, and/or a collateral assignment of the related franchise agreement. The Fin I Loan provides that Fin I was entitled to receive advances of up to $150,000,000 until September 29, 1998. After September 29, 1998, Fin I is entitled to receive advances of up to $100,000,000 until November 12, 1999, with possible extensions, at the option of Fin I, through November 12, 2001. Principal repayments are based on the related notes receivable amortization schedule. The outstanding balance under the Fin I Loan at December 31, 1998, and June 30, 1998 and 1997, was $34,398,752, $88,019,396
and $39,215,472, respectively, and accrued interest, including interest-rate swap charges, was $213,794, $543,731 and $319,799, respectively. The availability on the Fin I Loan at December 31, 1998, was $65,601,248. Fin I incurred legal fees and closing costs of $311,996 in connection with the Fin I Loan, which are classified as loan costs on the accompanying consolidated balance sheets. Loan costs increased by $93,455 during the year ended June 30, 1998, as a result of the renegotiations and loan amendment entered into during the year. Advances under the Fin I Loan bear interest at the average LIBOR rate plus 180 basis points (6.86 percent, 7.46 percent and 7.49 percent at December 31, 1998, and June 30, 1998 and 1997, respectively).

   On April 9, 1997, Fin III entered into a loan agreement (the Fin III Loan) with Magenta Capital Corporation (Magenta). The Fin III Loan was amended on March 27, 1998 (the Fin III Loan Amendment). Pursuant to the terms of the Fin III Loan, Fin III is entitled to obtain loans for making secured loans to restaurant franchisees or franchisors, acquiring property and equipment, which is to be leased to restaurant franchisees or franchisors, and carrying out certain other business activities. The Fin III Loan provides that Fin III is entitled to receive advances of up to $300,000,000 until April 9, 2002. On October 2, 1998, the Company reduced the availability on the Fin III Loan from $300,000,000 to $150,000,000 and suspended the use of the line. The Fin III Loan has no set repayment terms and the aggregate outstanding principal is due April 9, 2024. The outstanding balance under the Fin III Loan at December 31, 1998, and June 30, 1998 and 1997, was $0, $220,043,424 and $101,235,518,
respectively, and accrued interest, including interest-rate swap charges, was

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

$0, $367,771 and $274,077, respectively. The availability on the Fin III Loan at December 31, 1998, was $150,000,000. Fin III incurred legal fees and closing costs of $2,516,284 in connection with the Fin III Loan, which are classified as loan costs on the accompanying consolidated balance sheets. Loan costs increased by $1,301,166 during the year ended June 30, 1998, as a result of the renegotiations and the Fin III Loan

Amendment entered into during the year. As a result of the reduction of the Fin III Loan, during the six-month period ended December 31, 1998, the Company wrote off approximately $939,000, one-half of the unamortized loan costs associated with the Fin III Loan, which is included in other expenses on the accompanying consolidated statement of operations.

   Advances under the Fin III Loan bear interest at the average rate on the commercial paper (5.63 percent, 5.76 percent and 5.88 percent at December 31, 1998, and June 30, 1998 and 1997, respectively) used by Magenta to fund the advances.

   The loans made by Magenta to Fin III are secured by certain of Fin III's assets currently existing and which may arise in the future. CNL Group, Inc., a related party, is also contingently liable under a performance guarantee in favor of Fin III and Magenta for the payment and performance of any and all obligations of CFS related to the Fin III Loan. The Fin III Loan Amendment requires a reserve of 10 percent of the commitment amount to be held by the Magenta Trustee (the Trustee). The total required reserve of $30 million was to be delivered to the Trustee through an initial contribution of $2 million at the closing of the original loan, with additional contributions of $1 million per month beginning June 30, 1997. The Fin III Loan Amendment required that $12 million in reserves be held at the end of March 1998, with additional contributions of $1 million per month continuing beginning April 31, 1998. Reserves in excess of the $2 million initial contribution can be used by the Trustee to fund borrowings. The required reserve at June 30, 1998, was $15 million with $10,046,288 included in restricted cash on the accompanying consolidated balance sheets. The remainder of the $15 million was used to fund loans during the year ended June 30, 1998. As the Company suspended the use of the Fin III Loan and there were no outstanding borrowings as of December 31, 1998, there was no required reserve amount.

   On April 6, 1998, Fin IV entered into a Franchise Loan and Wholesale Warehouse Mortgage Agreement (the Fin IV Loan) with a bank, with limited guarantees by CNL Group, Inc., a related party. Pursuant to the terms of the Fin IV Loan, Fin IV is entitled to make loans to quick service, family style, casual dining or other lender-approved type of restaurant facility and are secured by the underlying real property or leasehold of real property, furnishings, equipment and fixtures used in the restaurant facility, and guaranties and/or a collateral assignment of the related franchise agreement. The Fin IV Loan provides that Fin IV is entitled to receive advances of up to $100,000,000 for the first 180 days after the closing date of the Fin IV Loan, as well as each securitization transaction, and thereafter, $200,000,000 until April 5, 1999, with a possible extension through April 4, 2000, at the option of Fin IV. Fin IV, at its sole discretion, may increase the facility amount to $200,000,000 during the 180 days following each securitization transaction. The aggregate outstanding principal on the Fin IV Loan is due April 5, 1999. However, the Company has the option to extend the maturity date of the Fin IV Loan by 364 days via written request to the bank. At the expiration of each extension, the Company has the option of an additional 364-day extension via written request to the bank. The bank will continue to grant these extensions so long as the loan repayments are made in accordance with the notes receivable's principal amortization schedule. If any note receivable goes into default, the bank must be notified and the amount is payable to the bank upon demand. The Fin IV Loan has been extended through June 6, 1999, and the Company has been advised that the Fin IV Loan will be extended to the date of the merger with APF (see Note 10).

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

   The outstanding balance at December 31, 1998, and June 30, 1998, was $58,540,012 and $50,203,000, respectively, and accrued interest, including interest-rate swap charges, was $183,784 and $82,062, respectively. The availability on the Fin IV Loan at December 31, 1998, was $41,459,988.

   Fin IV incurred legal fees and closing costs of $1,034,618 in connection with the Fin IV Loan, which are classified as loan costs on the accompanying consolidated balance sheets. Advances under the Fin IV Loan bear interest at the average rate on commercial paper (5.37 percent and 6.02 percent at December 31, 1998, and June 30, 1998, respectively) used by the bank to fund the advances.

   On September 18, 1998, Fin V entered into a Wholesale Mortgage Warehouse and Security Agreement (the Fin V Loan) with Prudential Securities Credit Corporation (Prudential), a Delaware Corporation with limited guarantees by CNL Group, Inc. and CNL Financial Services, Inc., both related parties. Pursuant to the terms of the Fin V Loan, Fin V is entitled to make loans to quick service, family style, casual dining or other lender-approved type of restaurant facility, and are secured by the underlying real property or leasehold of real property, furnishings, equipment and fixtures used in the restaurant facility, and guarantees and/or a collateral assignment of the related franchise agreement. The Fin V Loan provides that Fin V is entitled to receive advances of up to $300,000,000. The aggregate outstanding principal on the Fin V Loan is due September 17, 1999. However, the Company has the option to extend the maturity date of the Fin V Loan by 364 days via written request to Prudential. At the expiration of the extension, the Company has the option of an additional 364-day extension via written request to Prudential. Prudential will continue to grant these extensions so long as the loan repayments are made in accordance with the notes receivable's principal amortization schedule. If any note receivable goes into default, Prudential must be notified and the amount is payable to Prudential upon demand. The outstanding balance on the Fin V Loan at December 31, 1998, was $99,748,388, and accrued interest was $565,869 including interest rate swap charges. The availability on the Fin V Loan at December 31, 1998, was $200,251,612. Fin V incurred legal fees and closing costs of $978,060 in connection with the Fin V Loan, which are classified as loan costs on the accompanying consolidated balance sheets. Advances under the Fin V Loan bear interest at the rate of LIBOR plus .95 percent (6.01 percent at December 31, 1998).

   Interest expense for the Company for the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 9, 1995) through June 30, 1996, was $10,879,294, $17,452,876,
$2,875,881 and $43,251, respectively, including $1,687,271, $639,613, $60,019 and $0, respectively, of loan and swap cost amortization. The weighted average interest rate on the Fin I Loan during the six-month period ended December 31, 1998, and the years ended June 30, 1998 and 1997, was 8.62 percent, 8.50 percent and 8.65 percent, respectively, including amortization of loan and swap costs and the swap interest charges. The weighted average interest rate on the Fin III Loan during the six-month period ended December 31, 1998, and the years ended June 30, 1998 and 1997, was 7.81 percent, 6.66 percent, and 7.23 percent, respectively, including amortization of loan and swap costs and the swap interest charges. The weighted average interest rate on the Fin IV Loan during the six-month period ended December 31, 1998, and the period from inception (March 23, 1998) through June 30, 1998, was 7.16 percent and 9.94 percent, respectively, including amortization of loan and swap costs and the swap interest charges.

   The weighted average interest rate on the Fin V Loan during the period from inception (September 15, 1998) through December 31, 1998, was 8.25 percent, including amortization of loan and swap costs and the swap interest charges.

   During the six-month period ended December 31, 1998, the Company entered into interest-rate swap agreements with three banking institutions to reduce the effect of changes in interest rates on its floating-rate

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996 debt. The agreements effectively change the Company's interest-rate exposure on certain floating-rate debt totaling approximately $155,405,000 to fixed rates ranging from 5.48 percent to 7.39 percent. The costs incurred to enter the interest-rate swap agreements are amortized over the period of the agreements, ranging from 10 to 20 years. The Company is exposed to credit loss in the event of non-performance by the other party to the interest-rate swap agreements; however, the Company does not anticipate non-performance by the counterparty.

   Maturities of the Company's outstanding indebtedness, assuming Fin IV and Fin V exercise their options to extend the maturity date of the respective loan agreements and the loan repayments are made in accordance with the notes receivable's principal amortization schedule, were as follows at December 31, 1998:

     Year Ending
     December 31,                                                      Amount
     ------------                                                   ------------
     1999.......................................................... $  6,631,589
     2000..........................................................    7,049,350
     2001..........................................................    7,740,269
     2002..........................................................    9,166,418
     2003..........................................................    9,861,244
     Thereafter....................................................  152,238,282
                                                                    ------------
                                                                    $192,687,152
                                                                    ============

5. Income Taxes:

   The provision (benefit) for income taxes consisted of the following for the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 9, 1995) through June 30, 1996:

                                      December 31, June 30,   June 30, June 30,
                                          1998       1998       1997     1996
                                      ------------ ---------  -------- --------
   Current:
     Federal.........................   $    --    $  56,349  $54,986   $1,137
     State...........................        --       34,405    6,080      194
                                        --------   ---------  -------   ------
                                             --       90,754   61,066    1,331
                                        --------   ---------  -------   ------
   Deferred:
     Federal.........................    422,252    (172,267)     --       --
     State...........................     71,483     (12,991)     --       --
                                        --------   ---------  -------   ------
                                         493,735    (185,258)     --       --
                                        --------   ---------  -------   ------
       Total provision (benefit) for
        income taxes.................   $493,735   $ (94,504) $61,066   $1,331
                                        ========   =========  =======   ======

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

   A reconciliation of the Company's provision (benefit) for income taxes to the amount calculated at the U.S. Federal statutory rate is as follows:

                                     December 31, June 30,   June 30,  June 30,
                                         1998       1998       1997      1996
                                     ------------ ---------  --------  --------
   Computed income taxes at
    statutory rate.................    $444,738   $(132,407) $64,517    $1,466
   State and local tax effects, net
    of federal benefit.............      47,482      12,991    6,080       156
   Personal holding company tax....         --       24,490      --        --
   Other, net......................       1,515         422   (9,531)     (291)
                                       --------   ---------  -------    ------
     Provision (benefit) for income
      taxes........................    $493,735   $ (94,504) $61,066    $1,331
                                       ========   =========  =======    ======

   Deferred taxes consisted of the following:

                                               December 31, June 30,  June 30,
                                                   1998       1998      1997
                                               ------------ --------  --------
   Deferred tax assets:
     Net operating loss carryforward..........  $3,386,159  $    --    $ --
     Amortization costs, loan costs, legal
      fees and other..........................     358,586   233,860     --
                                                ----------  --------   -----
       Total deferred tax assets..............   3,744,745   233,860     --
                                                ----------  --------   -----
   Deferred tax liabilities:
     Net deferred gain from securitized notes
      receivable..............................   3,664,418       --      --
     Other....................................         --    (48,602)    --
                                                ----------  --------   -----
       Total deferred tax liabilities.........   3,664,418   (48,602)    --
                                                ----------  --------   -----
                                                $   80,327  $185,258   $ --
                                                ==========  ========   =====

   At December 31, 1998, the Company has federal tax loss carryforwards of $3,386,159, which expire in December 2018.

   The Internal Revenue Service has approved the change in the Company's fiscal year-end from June 30 to December 31.

6. Related-Party Transactions:

   One of the stockholders and officers of the Company, James M. Seneff, Jr., is a principal stockholder of CNL Group, Inc., the parent company of CNL Financial Services, Inc. (CFS) Another stockholder and officer of the Company, Robert A. Bourne, is the president of CNL Group, Inc., an officer and stockholder of CFS and the sole stockholder of CNL Restaurants II, Inc.

   The Company and its Subsidiaries have entered into servicing and administration agreements pursuant to which CFS is entitled to receive an annual fee of 50 basis points of the applicable notes receivable balance, as defined in each agreement, payable monthly, based on a 360-day year. The duties of CFS in the role of servicer and administrator, includes soliciting applications for the loan program, evaluating creditworthiness of applicants, servicing and collecting of principal and interest on the outstanding notes receivable balances, maintaining the accounting records and providing reports to parties of the loan agreements. The Company incurred $617,541, $1,089,516, $205,837 and $3,543 in servicing and administrative fees for the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 9, 1995) through June 30, 1996, respectively.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

   On October 1, 1997, the Company entered into a management and advisory agreement, pursuant to which the Company pays for certain services rendered to the Company by CFS. Under the management and advisory agreement, and the subsequent amendment effective August 1998, the Company must pay CFS a management fee, advisory fee, arrangement fee, executive fee, guarantee fee and administration fee, as defined in the management and advisory agreement. The Company incurred $734,890 and $1,155,523 related to these fees for the six-month period ended December 31, 1998, and the year ended June 30, 1998, respectively. Of the amount incurred during the year ended June 30, 1998, $250,000 was capitalized into loan costs and is being amortized to expense over the life of the loan, and approximately $100,000 was accounted for as a reduction of capital related to the issuance of stock. Additionally, the agreement provides that CFS be eligible for a performance bonus. The performance bonus shall be determined at the discretion of the Company's Board of Directors. For the six-month period ended December 31, 1998, and the year ended June 30, 1998 and 1997, no bonuses were approved.

   At December 31, 1998, the Company recorded a net receivable of $796,510 from CNL Financial 98-1, LP, a related party through common ownership, resulting from the securitization of note receivables transaction. Additionally, the Company recorded a receivable of $238,577 from CNL Capital Corporation (CCC), another related party through common ownership. Other miscellaneous related party receivables at December 31, 1998, totaled $8,440.

   Application, commitment and origination fees collected by the Company from the borrowers are remitted to CFS on a monthly basis and are not shown on the Company's consolidated statements of operations. At December 31, 1998, and June 30, 1998 and 1997, the Company had recorded a liability to CFS of $624,762, $2,600,458 and $132,526, respectively, primarily related to application, commitment and origination fees collected by the Company on behalf of CFS and organization, management, administrative, arrangement and advisory fees due to CFS by the Company.

   The Company entered into three promissory note agreements during the year ended June 30, 1997, and three promissory note agreements during the year ended June 30, 1998 (collectively, CFS Related Party Notes) with CFS, under which the Company had borrowed $3,821,938, $3,821,938 and $3,800,000, as of December 31,
1998, and June 30, 1998 and 1997, respectively. No promissory note agreements were entered into during the six-month period ended December 31, 1998. The CFS Related Party Notes bear interest at 12 percent, are unsecured and are due upon demand. At December 31, 1998, and June 30, 1998 and 1997, accrued interest on the CFS Related Party Notes of $644,805, $413,604 and $54,641, respectively, was included in notes payable to related parties on the accompanying consolidated balance sheets.

   On January 16, 1997, Fin I loaned $7.4 million to Main Street California II, Inc., which is owned 100 percent by CNL Restaurants II, Inc., to purchase five TGI Friday's sites. The loan was subsequently modified on April 30, 1998. Payments were $77,968 per month, with an annual interest rate of 9.64 percent. The loan period was for 180 months and was secured by leasehold improvements and equipment. Interest earned from the related party was $83,329 and $709,533 for the six-month period ended December 31, 1998, and the year ended June 30, 1998, respectively. At June 30, 1998 and 1997, the outstanding balance on this loan of $7,071,565 and $7,326,991, respectively, was included in notes receivable on the accompanying consolidated balance sheets. On August 14, 1998, this loan was included in the Company's securitization (see Note 3). Accordingly, there was no outstanding balance on this loan as of December 31, 1998.

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

7. Stockholders' Equity:

   On December 30, 1998, the Board of Directors of the Company approved an amendment to the Articles of Incorporation to increase the number of authorized shares of Class A common stock (Class A) from 1,000 to 10,000 and authorized the creation of 5,000 shares of Class B common stock (Class B). On December 31, 1998, the Board of Directors authorized and approved the sale of 501 Class B shares. Class B shares have one-tenth the voting rights of Class A shares and receive one-tenth the dividends as Class A shares. Class B shares vest evenly over a four-year period, beginning at the date of issuance. The Company has the right to repurchase any such unvested shares at the initial purchase price, upon a stockholder's termination of employment with a related company. In the event of a change in control, the Class B stockholders will have substantially the same rights and privileges as the Class A stockholders.

8. Concentration of Credit Risk:

   The Company did not record any interest income from an individual obligor prior to the securitization (see Note 3), that represented more than 10 percent of the Company's total interest income for the period July 1, 1998, through August 14, 1998. The following schedule presents interest income by obligor subsequent to the securitization (see Note 3), each representing more than 10 percent of the Company's total interest income for the period August 15, 1998, through December 31, 1998:

     Obligor                                                            Amount
     -------                                                           --------
     WHG RE East, LLC and WHG RE South, LLC (both of which are
      subsidiaries or affiliates of Wisconsin Hospitality Group)...... $547,891

   The following schedule presents interest income by individual restaurant chain prior to the securitization (see Note 3), each representing more than 10 percent of the Company's total interest income for the period July 1, 1998, through August 14, 1998:

     Chain                                                              Amount
     -----                                                            ----------
     Applebee's...................................................... $1,094,060
     Burger King.....................................................  1,042,790
     TGI Friday's....................................................    899,560

   The following schedule presents interest income by individual restaurant chain subsequent to the securitization (see Note 3), each representing more than 10 percent of the Company's total interest income for the period August 15, 1998, through December 31, 1998:

     Chain                                                              Amount
     -----                                                            ----------
     Applebee's...................................................... $1,394,460
     TGI Friday's....................................................    766,528
     Taco Bell.......................................................    529,400

   The following schedule presents the notes receivable by obligor, each representing more than 10 percent of the Company's total notes receivable balances at December 31, 1998:

     Obligor                                                          Amount
     -------                                                        -----------
     WHG RE East, LLC and WHG RE South, LLC (both of which are
      subsidiaries or affiliates of Wisconsin Hospitality Group)... $32,042,193

                CNL FINANCIAL CORPORATION AND SUBSIDIARIES

             For the Six-month Period Ended December 31, 1998,

                The Year Ended June 30, 1998 and 1997, and

     the Period from Inception (October 9, 1995) through June 30, 1996

   The Company holds notes receivable with Wisconsin Hospitality Group (WHG), totaling $32,042,193. WHG owns and operates 19 Applebee's properties, principally located in the northern mid-west United States. Generally, principal payments are due monthly and are spread evenly over the loan's maturity. WHG's notes receivable range in maturity from 14 to 20 years. The interest rates on the notes receivable range from 8.13 percent to 8.37 percent. The Company does not participate in any expected residual profits of WHG. WHG's notes receivable are fully collateralized by each property's land and buildings.

   The following schedule presents the notes receivable by individual restaurant chain, each representing more than 10 percent of the Company's total notes receivable balances at December 31, 1998:

     Chain                                                             Amount
     -----                                                           -----------
     Applebee's..................................................... $72,968,646
     TGI Friday's...................................................  29,169,969
     Taco Bell......................................................  25,243,715
     Burger King....................................................  24,956,751

   Although the Company's properties are geographically diverse throughout the United States and the obligors operate a variety of restaurant concepts, default by an obligor contributing more than 10 percent of the

Company's interest income or whose notes receivable balance represents more than 10 percent of the Company's total notes receivable could significantly impact the results of the Company. However, management believes the risk of such default is reduced due to the essential or important nature of these properties for the ongoing operations of the obligors.

9.  Commitments:

   In the ordinary course of business, the Company has outstanding loan commitments to qualified borrowers that are not reflected in the accompanying consolidated financial statements. These commitments, if accepted by the potential borrower, obligate the Company to provide funding. The accepted and unfunded commitment totaled approximately $19,721,942 at December 31, 1998. In addition, the Company is committed to fund the outstanding loan commitments of CFS. The accepted and unfunded commitment related to CFS, totaled approximately $67,233,000 at December 31, 1998.

10. Subsequent Events:

   On March 11, 1999, the Board of Directors for CFS and CFC approved merger documents to sell all of the stock of CFS and CFC and its Subsidiaries to CNL American Properties Fund, Inc. (APF), a real estate investment trust, a related party through common ownership, in a stock transaction. Two of the significant stockholders of the Company are officers in APF. The Board of Directors of APF has approved the merger documents subject to certain contingencies. If the merger takes place, the valuation of some of the Company's assets, specifically, its deferred tax assets related to net operating loss carryforwards, may not be realizable.

   Subsequent to year-end, the Board of Directors of CFC extended CCC a line of credit in an amount not to exceed $250,000.

   Subsequent to year-end, the Board of Directors of CFC extended to Century Capital Markets, LLC (CCM) a line of credit in an amount not to exceed $1,300,000.

                       CNL FINANCIAL SERVICES, INC.

                       INDEX TO FINANCIAL STATEMENTS

Report of Independent Certified Public Accountants........................ F-65

Financial Statements

  Balance Sheets--As of December 31, 1998, June 30, 1997 and 1998......... F-66

  Statements of Operations--For the Six-month Period Ended December 31,
   1998, the years ended June 30, 1997 and 1998 and the Period from
   Inception (October 10, 1995 through June 30, 1996)..................... F-67

  Statements of Stockholders' Equity--For the Six-month Period Ended
   December 31, 1998, the years ended June 30, 1997 and 1998 and the
   Period from Inception (October 10, 1995 through June 30, 1996)......... F-68

  Statements of Cash Flows--For the Six-month Period Ended December 31,
   1998, the years ended June 30, 1997 and 1998 and the Period from
   Inception (October 10, 1995 through June 30, 1996)..................... F-69

  Notes to Financial Statements--December 31, 1998, June 30, 1997 and
   1998................................................................... F-70

            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Stockholders of

CNL Financial Services, Inc.:

   We have audited the accompanying balance sheets of CNL Financial Services, Inc. (a Florida corporation) as of December 31, 1998, and June 30, 1998 and 1997, and the related statements of operations, stockholders' equity and cash flows for the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 10, 1995) through June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNL Financial Services, Inc. as of December 31, 1998, and June 30, 1998 and 1997, and the results of its operations and its cash flows for the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 10, 1995) through June 30, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Orlando, Florida,

March 24, 1999

                       CNL FINANCIAL SERVICES, INC.

      BALANCE SHEETS -- December 31, 1998, and June 30, 1998 and 1997

                                            December 31,  June 30,   June 30,
                                                1998        1998       1997
                                            ------------ ---------- ----------
                  ASSETS
CASH AND CASH EQUIVALENTS..................  $  962,573  $    4,430 $  251,498
DUE FROM RELATED PARTIES (Note 2)..........   5,215,244   6,836,000  3,990,489
PREPAID EXPENSES...........................       7,246       8,304        --
OFFICE FURNISHINGS AND EQUIPMENT, net of
 accumulated depreciation of $123,897,
 $88,462 and $19,996 at December 31, 1998,
 and June 30, 1998 and 1997, respectively..     253,161     239,612     26,844
OTHER ASSETS...............................      56,047      56,047    265,105
                                             ----------  ---------- ----------
                                             $6,494,271  $7,144,393 $4,533,936
                                             ==========  ========== ==========
   LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Accounts payable and accrued expenses....  $  513,869  $  340,826 $   58,117
  Due to related parties (Note 2)..........     487,120     925,365  3,545,078
                                             ----------  ---------- ----------
    Total liabilities......................   1,000,989   1,266,191  3,603,195
                                             ----------  ---------- ----------
COMMITMENTS (Note 5)
STOCKHOLDERS' EQUITY (Note 6):
  Common stock--Class A, $1 par value;
   10,000 shares authorized, 2,000, 2,000
   and 1,800 issued and outstanding at
   December 31, 1998, and June 30, 1998 and
   1997, respectively......................       2,000       2,000      1,800
  Common stock--Class B, $1 par value;
   5,000 shares authorized, 724 issued and
   outstanding at December 31, 1998........         724         --         --
  Additional paid-in capital...............   5,303,503   5,231,827    541,614
  Class B stock subscription receivable....     (20,570)        --         --
  Retained earnings........................     207,625     644,375    387,327
                                             ----------  ---------- ----------
    Total stockholders' equity.............   5,493,282   5,878,202    930,741
                                             ----------  ---------- ----------
                                             $6,494,271  $7,144,393 $4,533,936
                                             ==========  ========== ==========

   The accompanying notes are an integral part of these balance sheets.

                       CNL FINANCIAL SERVICES, INC.

                         STATEMENTS OF OPERATIONS

             For The Six-Month Period Ended December 31, 1998,

                The Years Ended June 30, 1998 and 1997, and

    the Period from Inception (October 10, 1995) through June 30, 1996

                                                                  Period From
                                                                   Inception
                             Six-month       Year        Year    (October 10,
                            Period Ended    Ended       Ended    1995) through
                            December 31,   June 30,    June 30,    June 30,
                                1998         1998        1997        1996
                            ------------  ----------  ---------- -------------
Fee Revenues (Note 2):
  Borrower fees............ $ 1,126,085   $3,055,200  $1,588,020   $     --
  Advisory fees, related
   party...................     734,890    1,505,523         --          --
  Servicing and
   administration fees,
   related party...........     896,958    1,089,515     205,837         --
  Underwriting fees,
   related party...........     247,042      307,190      10,500         --
  Miscellaneous fees,
   related party...........         --        17,457         --          --
                            -----------   ----------  ----------   ---------
    Total fee revenues.....   3,004,975    5,974,885   1,804,357         --
                            -----------   ----------  ----------   ---------
Expenses:
  Origination fees, related
   party (Note 2)..........     671,996    1,695,452         --          --
  Salaries.................   1,136,241    1,448,359     431,001      95,200
  General and
   administrative..........   2,202,266    3,014,760     602,554      93,659
                            -----------   ----------  ----------   ---------
    Total expenses.........   4,010,503    6,158,571   1,033,555     188,859
                            -----------   ----------  ----------   ---------
Operating (Loss) Income....  (1,005,528)    (183,686)    770,802    (188,859)
                            -----------   ----------  ----------   ---------
Interest Income (Note 2):
  Interest income..........      12,682       32,368         --          --
  Interest income, related
   party...................     270,946      576,192      54,641         --
                            -----------   ----------  ----------   ---------
    Total interest income..     283,628      608,560      54,641         --
                            -----------   ----------  ----------   ---------
(Loss) Income before
 (Benefit) Provision for
 Income Taxes..............    (721,900)     424,874     825,443    (188,859)
(Benefit) Provision for
 Income Taxes (Note 3).....    (285,150)     167,826     326,050     (76,793)
                            -----------   ----------  ----------   ---------
Net (Loss) Income.......... $  (436,750)  $  257,048  $  499,393   $(112,066)
                            ===========   ==========  ==========   =========

     The accompanying notes are an integral part of these statements.

                       CNL FINANCIAL SERVICES, INC.

                    STATEMENTS OF STOCKHOLDERS' EQUITY

             For The Six-month Period Ended December 31, 1998,

                  The Years Ended June 30, 1998 and 1997,

  and The Period from Inception (October 10, 1995) through June 30, 1996

                          Class A         Class B
                          Number  Class A Number  Class B Additional    Stock      Retained
                            of      Par     of      Par    Paid-in   Subscription (Deficit)/
                          Shares   Value  Shares   Value   Capital    Receivable   Earnings     Total
                          ------- ------- ------- ------- ---------- ------------ ----------  ----------
BALANCE, at inception
 (October 10, 1995).....     --   $  --     --     $ --   $      --    $    --    $     --    $      --
 Issuance of common
  stock.................   1,800   1,800    --       --      541,614        --          --       543,414
 Net loss...............     --      --     --       --          --         --     (112,066)    (112,066)
                           -----  ------    ---    -----  ----------   --------   ---------   ----------
BALANCE, June 30, 1996..   1,800   1,800    --       --      541,614        --     (112,066)     431,348
                           -----  ------    ---    -----  ----------   --------   ---------   ----------
 Net income.............     --      --     --       --          --         --      499,393      499,393
BALANCE, June 30, 1997..   1,800   1,800    --       --      541,614        --      387,327      930,741
Issuance of common
 stock, net of issuance
 costs..................     200     200    --       --    4,690,213        --          --     4,690,413
 Net income.............     --      --     --       --          --         --      257,048      257,048
                           -----  ------    ---    -----  ----------   --------   ---------   ----------
BALANCE, June 30, 1998..   2,000   2,000    --       --    5,231,827        --      644,375    5,878,202
 Issuance of common
  stock.................     --      --     724      724      71,676    (20,570)        --        51,830
 Net loss...............     --      --     --       --          --         --     (436,750)    (436,750)
                           -----  ------    ---    -----  ----------   --------   ---------   ----------
BALANCE, December 31,
 1998...................   2,000  $2,000    724    $ 724  $5,303,503   $(20,570)  $ 207,625   $5,493,282
                           =====  ======    ===    =====  ==========   ========   =========   ==========

     The accompanying notes are an integral part of these statements.

                       CNL FINANCIAL SERVICES, INC.

                         STATEMENTS OF CASH FLOWS

             For the Six-month Period Ended December 31, 1998,

                The Years Ended June 30, 1998 and 1997, and

    the Period from Inception (October 10, 1995) through June 30, 1996

                                                                    Period from
                          Six-month                                  Inception
                            Period                               (October 10, 1995)
                            Ended      Year Ended   Year Ended        through
                         December 31,   June 30,     June 30,         June 30,
                             1998         1998         1997             1996
                         ------------  -----------  -----------  ------------------
Cash Flows from
 Operating Activities:
  Cash received from
   customers............ $ 4,804,987   $ 3,802,221  $ 1,685,914      $     --
  Other interest
   income...............     104,372       197,650       54,641            --
  Cash paid to employees
   and other operating
   cash payments........  (4,196,890)   (6,211,431)    (895,804)      (180,908)
  Income tax refunded
   (paid)...............     261,782      (493,876)      76,793            --
                         -----------   -----------  -----------      ---------
    Net cash provided by
     (used in) operating
     activities.........     974,251    (2,705,436)     921,544       (180,908)
                         -----------   -----------  -----------      ---------
Cash Flows from
 Investing Activities:
  Payment of
   organizational
   expenses.............         --            --           --        (361,506)
  Purchase of office
   furnishings and
   equipment............     (48,984)     (281,235)     (35,434)           --
                         -----------   -----------  -----------      ---------
    Net cash used in
     investing
     activities.........     (48,984)     (281,235)     (35,434)      (361,506)
                         -----------   -----------  -----------      ---------
Cash Flows from
 Financing Activities:
  Net (repayments)
   proceeds (to) from
   related party from
   borrowings for office
   furnishings and
   equipment............     (18,954)       15,592       29,512            --
  Proceeds from issuance
   of common stock......      51,830     4,690,413          --         543,414
  Net (repayments)
   advances from related
   parties..............         --     (1,944,466)   3,189,517            --
  Net repayments to
   related parties......         --        (21,936)  (3,854,641)           --
                         -----------   -----------  -----------      ---------
    Net cash provided by
     (used in) financing
     activities.........      32,876     2,739,603     (635,612)       543,414
                         -----------   -----------  -----------      ---------
Net Increase (Decrease)
 in Cash and Cash
 Equivalents............     958,143      (247,068)     250,498          1,000
Cash and Cash
 Equivalents, Beginning
 of Period..............       4,430       251,498        1,000            --
                         -----------   -----------  -----------      ---------
Cash and Cash
 Equivalents, End of
 Period................. $   962,573   $     4,430  $   251,498      $   1,000
                         ===========   ===========  ===========      =========
Reconciliation of Net
 (Loss) Income to Net
 Cash Provided By (Used
 In) Operating
 Activities:
 Net (loss) income...... $  (436,750)  $   257,048  $   499,393      $(112,066)
                         -----------   -----------  -----------      ---------
 Adjustments to
  reconcile net cash
  provided by (used in)
  operating activities-
  Amortization..........         --         25,105       72,301         24,100
  Depreciation..........      35,435        45,830        8,590            --
  Decrease (increase) in
   due from related
   parties..............   1,620,756    (2,583,575)     284,400        (94,198)
  Decrease (increase) in
   prepaid expenses.....       1,058        (8,304)         --             --
  Decrease in due to
   related parties......    (419,291)     (724,249)         --             --
  Increase in accounts
   payable and accrued
   expenses.............     173,043       282,709       56,860          1,256
                         -----------   -----------  -----------      ---------
    Total adjustments...   1,411,001    (2,962,484)     422,151        (68,842)
                         -----------   -----------  -----------      ---------
    Net cash provided by
     (used in) operating
     activities......... $   974,251   $(2,705,436) $   921,544      $(180,908)
                         ===========   ===========  ===========      =========

     The accompanying notes are an integral part of these statements.

                       CNL FINANCIAL SERVICES, INC.

                       NOTES TO FINANCIAL STATEMENTS

             For the Six-month Period Ended December 31, 1998,

                The Years Ended June 30, 1998 and 1997, and

    the Period from Inception (October 10, 1995) through June 30, 1996

1. Significant Accounting Policies:

 Organization and Nature of Business

   CNL Financial Services, Inc. (the Company), a Florida corporation, was organized on October 10, 1995. The Company is a majority-owned subsidiary of CNL Group, Inc. (the Parent). Operations began in March 1996.

   The Company is primarily engaged in soliciting applications for CNL Financial Corporation (CFC), an affiliate under common control, and subsidiaries' loan program, evaluating creditworthiness of applicants, servicing and collecting principal and interest on the outstanding notes receivable balances, maintaining the accounting records, and providing reports to parties of the loan agreements.

   During the year ended June 30, 1998, the Company sold 200 shares of Class A common stock for $1,000,000, net of issuance costs, to Five Arrows Realty Securities, LLC (Five Arrows). As part of this transaction, the Parent contributed an additional $3,690,413 to the Company.

   During the six-month period ended December 31, 1998, the Company sold 724 shares of Class B common stock for $72,400 (see Note 7).

 Fiscal Year-end

   Subsequent to June 30, 1998, the Company changed its fiscal year-end from June 30 to December 31.

 Cash and Cash Equivalents

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Office Furnishings and Equipment

   Office furnishings and equipment are stated at cost and are depreciated primarily using an accelerated method over their estimated useful lives of five to 10 years. Major renewals and betterments are capitalized; replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed as incurred. When office furnishings and equipment are sold or disposed of, the asset account and related accumulated depreciation account are relieved, and any resulting gain or loss is included in income.

 Stock Split

   A 1.8-for-1 stock split was effected September 24, 1997, with the issuance of 800 common shares and the transfer of $800 from additional paid-in capital to the common stock account. Par value remained $1 per share subsequent to the split. All references to number of shares, except authorized shares in the financial statements, have been adjusted to reflect the stock split on a retroactive basis.

 Revenue Recognition

   Fee revenues include fees earned for borrower, advisory, servicing and administration, underwriting and miscellaneous services. Borrower fees represent permanent and construction origination fees and commitment fees paid from borrowers. The Company recognizes fee revenues as the services are provided.

                       CNL FINANCIAL SERVICES, INC.

             For the Six-month Period Ended December 31, 1998,

                The Years Ended June 30, 1998 and 1997, and

    the Period from Inception (October 10, 1995) through June 30, 1996

 Income Taxes

   The Company's taxable income or loss is includable in its Parent's consolidated federal and state income tax returns. The Company accounts for income taxes as if it were filing tax returns on a stand-alone basis using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the future years in which they occur. Amounts payable or receivable related to income taxes are included in the due from or to related parties accounts. For the years ended December 31, 1998, and June 30, 1998 and 1997, deferred taxes were immaterial.

 Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

   Certain prior-year amounts have been reclassified to conform with the current-year presentation.

2. Related-Party Transactions:

   One of the principal shareholders of the Parent, James M. Seneff, Jr., is a stockholder and officer of CFC. Additionally, the president of the Parent and officer and stockholder of the Company, Robert A. Bourne, is a stockholder and officer of CFC.

 Fees

   A significant portion of all fee revenues of the Company is for services provided to CFC and its subsidiaries. In addition, on October 1, 1997, the Company and CFC entered into a management and advisory agreement, whereby CFC pays the Company advisory fees, as defined in the agreement. Additionally, the management and advisory agreement provides that the Company is eligible for a performance bonus, if approved, by the Board of Directors of CFC at its discretion. No such bonus was approved for the six-month period ended December 31, 1998, or the year ended June 30, 1998.

   On August 14, 1998, CFC securitized some of its notes receivable with a carrying value of approximately $269,445,000. Concurrent with the securitization, the servicing rights related to the securitized notes receivable were granted to the Company. CFS receives 30 basis points annually in exchange for servicing the securitized notes receivable. During the six-month period ended December 31, 1998, the Company earned servicing and administration fees related to the securitized notes receivable of approximately $279,000.

                       CNL FINANCIAL SERVICES, INC.

             For the Six-month Period Ended December 31, 1998,

                The Years Ended June 30, 1998 and 1997, and

    the Period from Inception (October 10, 1995) through June 30, 1996

 Due From Related Parties

   Due from related parties consisted of the following at:

                                              December 31,  June 30,   June 30,
                                                  1998        1998       1997
                                              ------------ ---------- ----------
   Fees receivable...........................  $  588,500  $2,360,458 $  135,848
   Advances receivable.......................   4,466,744   4,235,542  3,854,641
   Organization costs........................     160,000     240,000        --
                                               ----------  ---------- ----------
                                               $5,215,244  $6,836,000 $3,990,489
                                               ==========  ========== ==========

   The fees receivable are due from related parties for services provided by the Company as described above. Amounts due are unsecured and bear interest at 12 percent per annum. There are no defined payment terms.

   The advances receivable are due from CFC, are unsecured, bear interest at 12 percent per annum, and are due on demand. For the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 10, 1995) through June 30, 1996, the Company earned interest of $270,946, $576,192, $54,641 and $0, respectively, related to the fees receivable and advances.

   As of December 31, 1998, the organization costs receivable is due from CFC, is unsecured and noninterest-bearing, and is due in installments of $80,000 for each of the next two years.

 CNL Group, Inc. Loan Conversion Option

   The Parent has a line of credit with a bank under which the bank had the option to convert the line of credit to a subordinated debenture prior to November 12, 1998. On November 12, 1998, this option lapsed.

 Performance and Loan Guarantees

   The Company is contingently liable under a performance guarantee in favor of CFC and Five Arrows for the payment and performance of any and all obligations of the Company related to agreements, which it has entered into with CFC and Five Arrows. As of December 31, 1998, and June 30, 1998, CFC had $20,000,000 outstanding related to these agreements.

   The Parent is contingently liable under a Limited Recourse Agreement related to a $100 million Warehouse Agreement between CNL Financial I, Inc. (Fin I), a subsidiary of CFC, as borrower, and First Union National Bank of Florida, as lender. Under the terms of the Limited Recourse Agreement, the Parent is liable for amounts drawn on the Warehouse loan for the purpose of making mortgage loans if, and only if, the loan was not made in accordance with underwriting and servicing criteria set forth by the lender. Such underwriting services are performed by the Company. At December 31, 1998, and June 30, 1998, Fin I had $34,398,752 and $88,019,396 outstanding, respectively, related to this agreement.

   The Parent is also contingently liable under a performance guarantee in favor of CNL Financial III, LLC (Fin III), a subsidiary of CFC, and Magenta Capital Corporation, an unrelated third party, for the payment and performance of any and all obligations of the Company related to an agreement, which it has entered into with Fin III and Magenta Capital Corporation (Fin III Loan). Under the terms of the performance guarantee, the Parent is liable for amounts drawn on the Fin III Loan for the purpose of making loans if, and only if, the loan was not made in accordance with underwriting and servicing criteria set forth by the lender. Such underwriting services are performed by the Company. As of December 31, 1998, and June 30, 1998, Fin III had $0 and $220,043,424
outstanding, respectively, related to this agreement.

                       CNL FINANCIAL SERVICES, INC.

             For the Six-month Period Ended December 31, 1998,

                The Years Ended June 30, 1998 and 1997, and

    the Period from Inception (October 10, 1995) through June 30, 1996

   The Parent is also contingently liable under a performance guarantee in favor of CNL Financial IV, LP (Fin IV), a subsidiary of CFC, and Variable Funding Capital Corporation, an unrelated third party, for the payment and performance of any and all obligations of the Company related to an agreement which it has entered into with Fin IV and Variable Funding Capital Corporation (Fin IV Loan). Under the terms of the performance guarantee, the Parent is liable for amounts drawn on the Fin IV Loan for the purpose of making loans if, and only if, the loan was not made in accordance with underwriting and servicing criteria set forth by the lender. Such underwriting services are performed by the Company. As of December 31, 1998, and June 30, 1998, Fin IV had $58,540,012 and $50,203,000, respectively, outstanding related to this agreement.

   Additionally, the Parent is contingently liable under a performance guarantee in favor of CNL Financial V, LP (Fin V), a subsidiary of CFC, for the payment and performance of any and all obligations of the Company related to an agreement, which it has entered into with Fin V (Fin V Loan). Under the terms of the performance guarantee, the Parent is liable for amounts drawn on the Fin V Loan for the purpose of making loans if, and only if, the loan was not made in accordance with underwriting and servicing criteria set forth by the lender. Such underwriting services are performed by the Company. As of December 31, 1998, Fin V had $99,748,388 outstanding related to this agreement.

 Due to Related Parties

   During the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 10, 1995) through June 30, 1996, certain affiliated entities provided accounting and administrative services to the Company for which the Company incurred expenses of $721,634, $1,114,175, $210,628 and $19,017, respectively, which are included in general and administrative expense on the accompanying statement of operations. The amount due to related parties of $404,924, $824,215 and $3,499,975 at December 31, 1998, and June 30, 1998 and 1997, respectively, represents amounts due to the Parent or its subsidiaries for these services. Amounts due are unsecured and noninterest-bearing. There are no defined payment terms.

   Certain key employees of the Company are included in the Parent's nonqualified deferred compensation plan (the Deferred Plan). The Deferred Plan provides for employee contributions under a salary reduction plan. Upon termination of employment, the Company is liable for the employee contribution and earnings per the employees directed investments. To fund this future liability, the Parent has acquired life insurance contracts. The Parent anticipates that the death benefit and/or cash value will be available as the liability comes due, and will reimburse the Company for amounts paid to participants under the terms of the Deferred Plan. For the six-month period ended December 31, 1998, and the year ended June 30, 1998, the Company recorded a liability of $56,047 related to these agreements.

                       CNL FINANCIAL SERVICES, INC.

             For the Six-month Period Ended December 31, 1998,

                The Years Ended June 30, 1998 and 1997, and

    the Period from Inception (October 10, 1995) through June 30, 1996

   The Company was allocated a portion of the indebtedness of the Parent for the acquisition of certain office furniture and equipment used by the Company. The balances outstanding at December 31, 1998, and June 30, 1998 and 1997, were $26,149, $45,103 and $29,511, respectively, and are included in due to related parties in the accompanying balance sheets. The indebtedness bears interest at rates ranging between 8.0 percent and 8.25 percent, and is secured by the underlying office furnishings and equipment of the Company. The aggregate maturities of the allocated indebtedness to the Parent at December 31, 1998, were as follows:

      Year Ending
      December  31,                                                      Amount
      -------------                                                      -------
       1999............................................................. $ 9,526
       2000.............................................................   9,314
       2001.............................................................   5,094
       2002.............................................................   2,215
                                                                         -------
                                                                         $26,149
                                                                         =======

 Transactions with Related Party

   Effective July 1, 1997, the Company entered into an arrangement with CNL Fund Advisors, Inc. (CFA), a majority-owned subsidiary of CNL Group, Inc., which requires CFA to pay the Company for providing credit underwriting services on its behalf. Additionally, the Company is required to pay CFA an origination fee for services rendered in connection with all loans originated and serviced by the Company. The Company received income of $247,042 and $304,190 related to credit underwriting services included in fee revenue on the accompanying statements of operations, and incurred expenses of $671,996 and $1,695,452 related to origination fees for the six-month period ended December 31, 1998, and the year ended June 30, 1998, respectively.

3. Income Taxes:

   The (benefit) provision for income taxes consisted of the following components for the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 10, 1995) through June 30, 1996:

                                                                    Period From
                                                                     Inception
                                     Six-month     Year     Year   (October 10,
                                    Period Ended  Ended    Ended   1995) through
                                    December 31, June 30, June 30,   June 30,
                                        1998       1998     1997       1996
                                    ------------ -------- -------- -------------
   Current:
     Federal.......................  $(245,446)  $144,458 $280,651   $(66,406)
     State.........................    (39,704)    23,368   45,399    (10,387)
                                     ---------   -------- --------   --------
                                     $(285,150)  $167,826 $326,050   $(76,793)
                                     =========   ======== ========   ========

   The difference between the income tax calculated at the U.S. Federal statutory rates is primarily because of the inclusion of state income taxes, net of federal benefit.

   The Internal Revenue Service (IRS) has approved the change in the Company's fiscal year-end from June 30 to December 31.

                       CNL FINANCIAL SERVICES, INC.

             For the Six-month Period Ended December 31, 1998,

                The Years Ended June 30, 1998 and 1997, and

    the Period from Inception (October 10, 1995) through June 30, 1996

4. Profit Sharing Plan:

   Employees of the Company are included in the Parent's defined contribution profit sharing plan (the Plan). The Plan is designed in accordance with the applicable sections of the Internal Revenue Code, and is not subject to minimum funding requirements. The Plan covers all eligible employees of the Company and its subsidiaries upon completion of one year of service. The Plan provides for employee contributions under a salary reduction plan, section 401(k). The employees may elect to contribute up to 15 percent of salary to a maximum under IRS regulations. The Company matches 50 percent of the first 6 percent of each employee's contribution up to a maximum of 3 percent of salary. For the six-month period ended December 31, 1998, the years ended June 30, 1998 and 1997, and the period from inception (October 10, 1995) through June 30, 1996, the Company's contribution, including administration costs, amounted to $10,441, $8,376, $3,076 and $2,236, respectively.

5. Commitments:

   The Company has outstanding loan commitments to qualified borrowers that are not reflected in the accompanying financial statements. These commitments, if accepted by the potential borrower, obligate the

Company to provide funding. Upon closing of the loan commitments, the funding will be provided by CFC's subsidiaries. The unfunded commitment totaled approximately $67,233,000 at December 31, 1998.

6. Stockholders' Equity:

   On December 30, 1998, the Board of Directors of the Company (the Board) approved an amendment to the Articles of Incorporation to increase the number of authorized shares of Class A common stock (Class A) from 1,000 shares to 10,000 shares and authorized 5,000 shares of Class B common stock (Class B). On December 31, 1998, the Board authorized and approved the sale of 724 Class B shares. Class B has one-tenth the voting rights of Class A and receives one-tenth the dividends as Class A. Class B vests evenly over a four-year period, beginning at the date of issuance. The Company has the right to repurchase any such unvested shares at the initial purchase price, upon a stockholder's termination from a related company. In the event of a change in control, the Class B stockholders will have substantially the same rights and privileges as the Class A stockholders.

7. Subsequent Events:

   On March 11, 1999, the Board of Directors for CFC and the Company approved merger documents to sell the stock of CFC and the Company to CNL American Properties Fund, Inc. (APF), a real estate investment trust, in a stock transaction. Two significant stockholders of CFC and one stockholder of the Parent are officers of APF. The Board of Directors of APF has approved the merger documents subject to certain contingencies.

   On February 23, 1999, the Board authorized the Company to guarantee the obligations of CNL Credit Corporation (CCC), a related party under common control, under a loan agreement between CCC and a bank, of up to $2,500,000.

                           CNL INCOME FUND, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......  F-77
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998....................................................................  F-78
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................  F-79
Condensed Statements of Cash Flows for the Quarters Ended September 30,
 1999 and 1998...........................................................  F-80
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................  F-81
Report of Independent Accountants........................................  F-82
Balance Sheets as of December 31, 1998 and 1997..........................  F-83
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-84
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-85
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-86
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-87

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                       March 31,  December 31,
                                                          1999        1998
                                                       ---------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,328,432 and
 $2,277,627........................................... $7,523,383  $7,574,188
Investment in joint ventures..........................    836,967     841,379
Cash and cash equivalents.............................    229,785     252,521
Receivables, less allowance for doubtful accounts of
 $12,525 in 1999......................................      7,883      30,959
Prepaid expenses......................................      4,490       5,463
Lease costs, less accumulated amortization of $25,000
 and $24,375..........................................     25,000      25,625
Accrued rental income.................................     29,747      30,791
                                                       ----------  ----------
                                                       $8,657,255  $8,760,926
                                                       ==========  ==========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $   32,994  $      736
Accrued and escrowed real estate taxes payable........      3,207       1,024
Distributions payable.................................    266,982     266,982
Due to related parties................................    126,196     129,060
Rents paid in advance and deposits....................     21,930      36,105
                                                       ----------  ----------
  Total liabilities...................................    451,309     433,907
Partners' capital.....................................  8,205,946   8,327,019
                                                       ----------  ----------
                                                       $8,657,255  $8,760,926
                                                       ==========  ==========

         See accompanying notes to condensed financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                 March 31,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
Revenues:
  Rental income from operating leases....................... $233,666 $273,609
  Interest and other income.................................    1,598    3,129
                                                             -------- --------
                                                              235,264  276,738
                                                             -------- --------
Expenses:
  General operating and administrative......................   21,676   22,148
  Professional services.....................................    2,265    2,785
  Real estate taxes.........................................    1,091    1,081
  State and other taxes.....................................    5,667    4,407
  Depreciation and amortization.............................   51,430   53,651
  Transaction costs.........................................   31,116      --
                                                             -------- --------
                                                              113,245   84,072
                                                             -------- --------
Income Before Equity in Earnings of Joint Ventures..........  122,019  192,666
Equity in Earnings of Joint Ventures........................   23,890   20,873
                                                             -------- --------
Net Income.................................................. $145,909 $213,539
                                                             ======== ========
Allocation of Net Income:
  General partners.......................................... $  1,459 $  2,135
  Limited partners..........................................  144,450  211,404
                                                             -------- --------
                                                             $145,909 $213,539
                                                             ======== ========
Net Income Per Limited Partner Unit......................... $   4.82 $   7.05
                                                             ======== ========
Weighted Average Number of Limited Partner Units
 Outstanding................................................   30,000   30,000
                                                             ======== ========

         See accompanying notes to condensed financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $  330,430   $   321,759
  Net income........................................       1,459         8,671
                                                      ----------   -----------
                                                         331,889       330,430
                                                      ----------   -----------
Limited partners:
  Beginning balance.................................   7,996,589     8,707,291
  Net income........................................     144,450       992,766
  Distributions ($8.90 and $56.78 per limited
   partner unit, respectively)......................    (266,982)   (1,703,468)
                                                      ----------   -----------
                                                       7,874,057     7,996,589
                                                      ----------   -----------
    Total partners' capital.........................  $8,205,946   $ 8,327,019
                                                      ==========   ===========

         See accompanying notes to condensed financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                              Quarter Ended
                                                                 March 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities................. $244,246  $290,063
                                                             --------  --------
Cash Flows from Investing Activities:
  Decrease in restricted cash...............................      --    126,009
                                                             --------  --------
  Net cash provided by investing activities.................      --    126,009
                                                             --------  --------
Cash Flows from Financing Activities:
  Distributions to limited partners......................... (266,982) (316,221)
                                                             --------  --------
    Net cash used in financing activities................... (266,982) (316,221)
                                                             --------  --------
Net Increase (Decrease) in Cash and Cash Equivalents........  (22,736)   99,851
Cash and Cash Equivalents at Beginning of Quarter...........  252,521   184,130
                                                             --------  --------
Cash and Cash Equivalents at End of Quarter................. $229,785  $283,981
                                                             ========  ========
Supplemental Schedule of Non-Cash Financing Activities:
  Distributions declared and unpaid at end of quarter....... $266,982  $316,221
                                                             ========  ========

         See accompanying notes to condensed financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 1,157,759 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $11,384,042 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

3. APF Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 578,880 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund, Ltd. (a Florida Limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 1, 1999, except for
 Note 10 for which the date is
 March 11, 1999 and Note 11 for
 which the date is June 3, 1999

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                              December 31,
                                                          ---------------------
                                                             1998       1997
                                                          ---------- ----------
                         ASSETS
Land and buildings on operating leases, less accumulated
 depreciation...........................................  $7,574,188 $8,185,465
Investment in and due from joint ventures...............     841,379    919,476
Cash and cash equivalents...............................     252,521    184,130
Restricted cash.........................................         --     129,257
Receivables, less allowance for doubtful accounts of
 $3,092 in 1997.........................................      30,959     21,331
Prepaid expenses........................................       5,463      4,989
Lease costs, less accumulated amortization of $24,375
 and $21,875............................................      25,625     28,125
Accrued rental income...................................      30,791     27,305
                                                          ---------- ----------
                                                          $8,760,926 $9,500,078
                                                          ========== ==========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable........................................  $      736 $    2,595
Escrowed real estate taxes payable......................       1,024        734
Distributions payable...................................     266,982    316,221
Due to related parties..................................     129,060    115,741
Rents paid in advance and deposits......................      36,105     35,737
                                                          ---------- ----------
  Total liabilities.....................................     433,907    471,028
Partners' capital.......................................   8,327,019  9,029,050
                                                          ---------- ----------
                                                          $8,760,926 $9,500,078
                                                          ========== ==========

       See accompanying notes to consolidated financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1998       1997       1996
                                              ---------- ---------- ----------
Revenues:
  Rental income from operating leases........ $1,015,292 $1,038,443 $1,115,530
  Contingent rental income...................     22,193     22,205     56,409
  Interest and other income..................     21,087     22,210    101,293
                                              ---------- ---------- ----------
                                               1,058,572  1,082,858  1,273,232
                                              ---------- ---------- ----------
Expenses:
  General operating and administrative.......     87,080     86,780     92,462
  Professional services......................     17,110     12,772     13,262
  Real estate taxes..........................      3,969      3,929      4,009
  State and other taxes......................      4,450      5,138      5,260
  Depreciation and amortization..............    268,260    208,807    210,206
  Transaction costs..........................      7,322        --         --
                                              ---------- ---------- ----------
                                                 388,191    317,426    325,199
                                              ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Gain on Sale of Land and
 Buildings...................................    670,381    765,432    948,033
Equity in Earnings of Joint Ventures.........     95,252    250,142    116,076
Gain on Sale of Land and Buildings...........    235,804    233,183     19,000
                                              ---------- ---------- ----------
Net Income................................... $1,001,437 $1,248,757 $1,083,109
                                              ========== ========== ==========
Allocation of Net Income:
  General partners........................... $    8,671 $   11,577 $   10,641
  Limited partners...........................    992,766  1,237,180  1,072,468
                                              ---------- ---------- ----------
                                              $1,001,437 $1,248,757 $1,083,109
                                              ========== ========== ==========
Net Income Per Limited Partner Unit.......... $    33.09 $    41.24 $    35.75
                                              ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................     30,000     30,000     30,000
                                              ========== ========== ==========

       See accompanying notes to consolidated financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................   $ 193,400    $106,141    $13,314,525  $(13,429,078)  $10,705,104 $(1,663,140) $ 9,226,952
 Distributions to
  limited partners
  ($42.16 per limited
  partner unit).........         --          --             --     (1,264,884)          --          --    (1,264,884)
 Net income.............         --       10,641            --            --      1,072,468         --     1,083,109
                           ---------    --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     193,400     116,782     13,314,525   (14,693,962)   11,777,572  (1,663,140)   9,045,177
 Distributions to
  limited partners
  ($42.16 per limited
  partner unit).........         --          --             --     (1,264,884)          --          --    (1,264,884)
 Net income.............         --       11,577            --            --      1,237,180         --     1,248,757
                           ---------    --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     193,400     128,359     13,314,525   (15,958,846)   13,014,752  (1,663,140)   9,029,050
 Distributions to
  limited partners
  ($44.45 per limited
  partner unit).........         --          --        (369,939)   (1,333,529)          --          --    (1,703,468)
 Net income.............         --        8,671            --            --        992,766         --     1,001,437
                           ---------    --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................   $ 193,400    $137,030    $12,944,586  $(17,292,375)  $14,007,518 $(1,663,140) $ 8,327,019
                           =========    ========    ===========  ============   =========== ===========  ===========

       See accompanying notes to consolidated financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $1,030,115  $1,227,883  $1,096,290
 Distributions from joint ventures.........     113,770     152,019     133,296
 Cash paid for expenses....................    (131,054)    (84,642)   (106,546)
 Interest received.........................      20,958      21,556       9,648
                                             ----------  ----------  ----------
   Net cash provided by operating
    activities.............................   1,033,789   1,316,816   1,132,688
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and
   buildings...............................     661,300     793,009      20,000
  Additions to land and building...........         --     (863,135)        --
  Return of capital from joint venture.....         --      472,373         --
  Investment in joint venture..............         --     (303,419)        --
  Decrease (increase) in restricted cash...     126,009    (126,009)        --
                                             ----------  ----------  ----------
   Net cash provided by (used in) investing
    activities.............................     787,309     (27,181)     20,000
                                             ----------  ----------  ----------
 Cash Flows from Financing Activities:
  Proceeds from loan from corporate
   general partner.........................         --      133,000      83,100
  Repayment of loan from corporate general
   partner.................................         --     (133,000)    (83,100)
  Distributions to limited partners........  (1,752,707) (1,264,884) (1,264,884)
                                             ----------  ----------  ----------
   Net cash used in financing activities...  (1,752,707) (1,264,884) (1,264,884)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................      68,391      24,751    (112,196)
Cash and Cash Equivalents at Beginning of
 Year......................................     184,130     159,379     271,575
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $  252,521  $  184,130  $  159,379
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $1,001,437  $1,248,757  $1,083,109
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Depreciation..............................     206,181     206,307     207,706
 Amortization..............................      62,079       2,500       2,500
 Equity in earnings of joint ventures, net
  of distributions.........................      18,518     (98,123)     17,220
 Gain on sale of land and buildings........    (235,804)   (233,183)    (19,000)
 Decrease (increase) in receivables........      (6,380)    158,360    (151,105)
 Increase in prepaid expenses..............        (474)       (524)       (650)
 Decrease (increase) in accrued rental
  income...................................      (3,486)     (3,706)      1,234
 Increase (decrease) in accounts payable
  and accrued expenses.....................      (1,569)        673     (11,712)
 Increase (decrease) in due to related
  parties..................................      (7,081)     20,729      19,873
 Increase (decrease) in rents paid in
  advance and deposits.....................         368      15,026     (16,487)
                                             ----------  ----------  ----------
   Total adjustments.......................      32,352      68,059      49,579
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $1,033,789  $1,316,816  $1,132,688
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
 Deferred real estate disposition fee
  incurred and unpaid at end of year.......  $   20,400  $      --   $      --
                                             ==========  ==========  ==========
 Distributions declared and unpaid at
  December 31..............................  $  266,982  $  316,221  $  316,221
                                             ==========  ==========  ==========

       See accompanying notes to consolidated financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are generally leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the operating method. Under the operating method, land and building leases are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease or events or changes in circumstances indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonable possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and the allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Sand Lake Road Joint Venture, Orange Avenue Joint Venture, and a property in Vancouver, Washington, held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases have been classified as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or three successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 3,759,766  $ 3,999,700
   Buildings..........................................   6,092,049    6,358,678
                                                       -----------  -----------
                                                         9,851,815   10,358,378
   Less accumulated depreciation......................  (2,277,627)  (2,172,913)
                                                       -----------  -----------
                                                       $ 7,574,188  $ 8,185,465
                                                       ===========  ===========

   In August 1997, the Partnership sold its property in Casa Grande, Arizona, to a third party for $840,000 and received net sales proceeds of $793,009, resulting in a gain of $233,183 for financial reporting purposes. This property was originally acquired by the Partnership in December 1986 and had a cost of approximately $667,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $128,400 in excess of its original purchase price. In October 1997, the Partnership reinvested the majority of the net sales proceeds in a property located in Camp Hill, Pennsylvania.

   During the year ended December 31, 1998, the Partnership sold its property in Kissimmee, Florida for $680,000 and received net sales proceeds of $661,300 resulting in a gain of $235,804 for financial reporting purposes. This property was originally acquired by the Partnership in 1987 and had a cost of approximately $475,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold this property for approximately $185,900 in excess of its original purchase price. In connection with the sale, the Partnership incurred a deferred, subordinated, real estate disposition fee of $20,400 (See Note 8).

   Certain leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998 and 1997, the Partnership recognized $3,486 and $3,706, respectively, of such income. For the year ended December 31, 1996, rental payments received exceeded the rental income recognized on a straight-line basis by $1,234.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999.............................................................. $  894,752
   2000..............................................................    894,405
   2001..............................................................    870,528
   2002..............................................................    457,415
   2003..............................................................    456,511
   Thereafter........................................................  4,013,686
                                                                      ----------
                                                                      $7,587,297
                                                                      ==========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

4. Investment in Joint Ventures:

   In August 1997, Seventh Avenue Joint Venture, in which the Partnership owned a 50 percent interest, sold its property to its tenant for $950,000, and received net sales proceeds of $944,747, resulting in a gain to the joint venture of approximately $295,100 for financial reporting purposes. The property was originally acquired by Seventh Avenue Joint Venture in June 1986 and had a total cost of approximately $770,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $177,400 in excess of its original purchase price. During 1997, as a result of the sale of the property, the joint venture was dissolved in accordance with the joint venture agreement. As a result, the Partnership received approximately $472,400, representing its pro-rata share of the net sales proceeds received by the joint venture.

   In December 1997, the Partnership acquired a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 12.17% interest in this property.

   As of December 31, 1998, the Partnership had a 50 percent interest in the profits and losses of Orange Avenue Joint Venture and Sand Lake Road Joint Venture, and owned a 12.17% interest in a property in Vancouver, Washington, as tenants-in-common. These joint ventures, and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the property held as tenants-in-common with affiliates at December 31:

                                                            1998       1997
                                                         ---------- ----------
   Land and buildings on operating leases, less accumu-
    lated depreciation.................................  $3,261,368 $3,338,774
   Cash................................................       1,354      1,636
   Prepaid expenses....................................         219        --
   Accrued rental income...............................      23,087        --
   Liabilities.........................................       1,619      1,677
   Partners' capital...................................   3,284,409  3,338,733
   Revenues............................................     420,677    246,236
   Gain on sale of land and building...................         --     295,080
   Net income..........................................     340,503    500,285

   The Partnership recognized income totaling $95,252, $250,142 and $116,076 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

5. Restricted Cash:

   As of December 31, 1997, the remaining net sales proceeds of $126,009 from the sale of the property in Casa Grande, Arizona, plus accrued interest of $3,248, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property or use for other Partnership purposes. During 1998, the funds were returned to the Partnership and used to pay distributions to the limited partners.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

6. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1998, the Partnership declared distributions to the limited partners of $1,703,468, and during each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $1,264,884. Distributions for the year ended December 31, 1998, included $586,300 in a special distribution, as a result of the distribution of net sales proceeds from the sale of the property in Kissimmee, Florida. This special distribution was effectively a return of a portion of the limited partners' investment, although, in accordance with the Partnership agreement, $216,361 was applied toward the limited partners' 10% Preferred Return and the balance of $369,939 was treated as a return of capital for purposes of calculating the limited partners' 10% Preferred Return. As a result of the return of capital, and the returns of capital in prior years, the amount of the limited partners' invested capital contributions (which generally is the limited partners' capital contributions, less distributions from the sale of a property that are considered to be a return of capital) was decreased; therefore, the amount of the limited partners' invested capital contributions on which the 10% Preferred Return is calculated was lowered accordingly. As a result of the sale of the property during 1998, the Partnership's total revenue was reduced, while the majority of the Partnership's operating expenses remained fixed. Therefore, distributions of net cash flow were adjusted during the quarter ended June 30, 1998. No distributions have been made to the general partners to date.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

7. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $1,001,437  $1,248,757  $1,083,109
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (87,967)   (104,279)   (108,995)
   Gain on sale of land and buildings for
    financial reporting purposes less than
    (in excess of) gain for tax reporting
    purposes...............................      58,632    (233,183)        --
   Equity in earnings of joint ventures for
    financial reporting purposes less than
    (in excess of) equity in earnings of
    joint ventures for tax reporting
    purposes...............................      49,058     (18,410)    (17,987)
   Capitalization of transaction costs for
    tax reporting purposes.................       7,322         --          --
   Accrued rental income...................      (3,486)     (3,706)      1,234
   Rents paid in advance...................         368      15,026     (16,487)
   Allowance for doubtful accounts.........      (3,091)      1,679    (120,724)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $1,022,273  $  905,884  $  820,150
                                             ==========  ==========  ==========

8. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. James M. Seneff, Jr. is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated property management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

will be incurred until such replacement property is sold and the net sales proceeds are distributed. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of the 10% Preferred Return on a cumulative basis, plus their adjusted capital contributions. For the year ended December 31, 1998, the Partnership incurred $20,400 in a deferred, subordinated real estate disposition fee as a result of the sale of a property (See Note 3). No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997 and 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $63,981, $57,679 and $67,685 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                1998     1997
                                                              -------- --------
   Due to CNL Fund Advisors, Inc. and its affiliates:
    Deferred, subordinated real estate disposition fee....... $ 87,150 $ 66,750
    Expenditures incurred on behalf of the Partnership.......   15,123   17,902
    Accounting and administrative services...................   26,787   31,089
                                                              -------- --------
                                                              $129,060 $115,741
                                                              ======== ========

   The deferred, subordinated real estate disposition fees are the result of the Partnership's sale of one property during 1998 and two properties in prior years. These fees will not be paid until after the limited partners have received their cumulative 10% Preferred Return, plus their adjusted capital contributions, as described above.

9. Concentration of Credit Risk:

   The following schedule presents total rental income from individual lessees, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and the property held as tenants-in-common with an affiliate), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Golden Corral Corporation........................ $452,653 $452,653 $452,653
   Wendy's International, Inc.......................      N/A  164,857  212,322
   Restaurant Management Services, Inc..............      N/A  128,737  129,633

   In addition, the following schedule presents total rental income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and the property held as tenant-in-common with an affiliate), for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
   Golden Corral Family Steakhouse Restaurants..... $452,653 $452,653 $452,653
   Wendy's Old Fashioned Hamburger Restaurants.....  352,330  443,335  507,642
   Popeyes Famous Fried Chicken....................      N/A  128,737  129,633

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

10. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 1,157,759 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $11,384,042 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

11. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 10 being adjusted to 578,880 shares valued at $20.00 per APF share.

                         CNL INCOME FUND II, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....   F-96

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................   F-97

Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................   F-98

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................   F-99

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-100

Report of Independent Accountants.......................................  F-102

Balance Sheets as of December 31, 1998 and 1997.........................  F-103

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-104

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-105

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-106

Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-107

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,651,736 and
 $3,631,359..........................................  $12,266,850 $12,835,304
Investment in joint ventures.........................    4,342,183   4,353,427
Mortgage note receivable.............................          --        6,872
Cash and cash equivalents............................      899,137     889,891
Restricted cash......................................      678,175         --
Receivables, less allowance for doubtful accounts of
 $68,675 and $55,435.................................       61,742     122,560
Prepaid expenses.....................................        7,789       4,801
Lease costs, less accumulated amortization of $15,621
 and $14,889.........................................        4,942       5,674
Accrued rental income................................      179,999     174,382
                                                       ----------- -----------
                                                       $18,440,817 $18,392,911
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable.....................................  $    33,821 $     4,621
Escrowed real estate taxes payable...................       10,191       8,065
Distributions payable................................      515,629     515,629
Due to related parties...............................      169,101     183,303
Rents paid in advance and deposits...................       23,200      40,412
                                                       ----------- -----------
    Total liabilities................................      751,942     752,030
Partners' capital....................................   17,688,875  17,640,881
                                                       ----------- -----------
                                                       $18,440,817 $18,392,911
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                 March 31,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
Revenues:
  Rental income from operating leases....................... $420,201 $432,820
  Interest and other income.................................   13,671   22,954
                                                             -------- --------
                                                              433,872  455,774
                                                             -------- --------
Expenses:
  General operating and administrative......................   35,824   29,926
  Professional services.....................................    3,517    5,716
  State and other taxes.....................................   15,526   14,565
  Depreciation and amortization.............................   83,049   83,312
  Transaction costs.........................................   32,324      --
                                                             -------- --------
                                                              170,240  133,519
                                                             -------- --------
Income Before Equity in Earnings of Joint Ventures, Gain on
 Sale of Land and Building, and Real Estate Disposition
 Fees.......................................................  263,632  322,255
Equity in Earnings of Joint Ventures........................  107,239  109,416
Gain on Sale of Land and Building...........................  192,752      --
Real Estate Disposition Fees................................      --   (45,150)
                                                             -------- --------
Net Income.................................................. $563,623 $386,521
                                                             ======== ========
Allocation of Net Income:
  General partners.......................................... $  4,328 $  4,317
  Limited partners..........................................  559,295  382,204
                                                             -------- --------
                                                             $563,623 $386,521
                                                             ======== ========
Net Income Per Limited Partner Unit......................... $  11.19 $   7.64
                                                             ======== ========
Weighted Average Number of Limited Partner Units
 Outstanding................................................   50,000   50,000
                                                             ======== ========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   390,900  $   373,111
  Net income........................................        4,328       17,789
                                                      -----------  -----------
                                                          395,228      390,900
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   17,249,981   18,828,538
  Net income........................................      559,295    1,715,950
  Distributions ($10.31 and $65.89 per limited
   partner unit, respectively)......................     (515,629)  (3,294,507)
                                                      -----------  -----------
                                                       17,293,647   17,249,981
                                                      -----------  -----------
Total partners' capital.............................  $17,688,875  $17,640,881
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                            Quarter Ended
                                                              March 31,
                                                         ---------------------
                                                           1999        1998
                                                         ---------  ----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities............. $ 518,058  $  596,047
                                                         ---------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building.............   677,678         --
    Investment in joint ventures........................       --     (834,888)
    Decrease (Increase) in restricted cash..............  (677,678)  1,432,422
    Collections on mortgage note receivable.............     6,817         --
                                                         ---------  ----------
      Net cash provided by investing activities.........     6,817     597,534
                                                         ---------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners...................  (515,629)   (594,000)
                                                         ---------  ----------
      Net cash used in financing activities.............  (515,629)   (594,000)
                                                         ---------  ----------
Net Increase in Cash and Cash Equivalents...............     9,246     599,581
Cash and Cash Equivalents at Beginning of Quarter.......   889,891     470,194
                                                         ---------  ----------
Cash and Cash Equivalents at End of Quarter............. $ 899,137  $1,069,775
                                                         =========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Deferred real estate disposition fees incurred and
   unpaid at end of quarter............................. $     --   $   45,150
                                                         =========  ==========
  Distributions declared and unpaid at end of quarter... $ 515,629  $1,747,628
                                                         =========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund II, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Land and Buildings on Operating Leases:

   In March 1999, the Partnership sold its property in Columbia, Missouri, to a third party for $682,500 and received net sales proceed of $677,678, resulting in a gain of $192,752 for financial reporting purposes. This property was originally acquired by the Partnership in November 1987 and had a cost of approximately $511,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $166,500 in excess of its original purchase price.

3. Restricted Cash:

   As of March 31, 1999, the net sales proceeds of $677,678 from the sale of the property in Columbia, Missouri, plus accrued interest of $497 were being held in an interest-bearing escrow account pending the release of funds to acquire an additional property.

4. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,393,267 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in the previous offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $23,548,652 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the Properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

5. Concentration of Credit Risk:

   The following schedule presents total rental and mortgage interest income from individual lessees, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the quarters ended March 31:

                                                                 1999    1998
                                                               -------- -------
   Golden Corral Corporation.................................. $107,153 $91,728
   Restaurant Management Services, Inc. ......................   57,110  57,110

   In addition, the following schedule presents total rental and mortgage interest income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and mortgage interest income (including the Partnership's share of rental income from joint ventures and properties held as tenants-in-common with affiliates) for each of the quarters ended March 31:

                                                                1999     1998
                                                              -------- --------
   Golden Corral Family Steakhouse Restaurants............... $107,153 $109,668
   Popeyes Famous Fried Chicken Restaurants..................   57,110   57,110
   Wendy's Old Fashioned Hamburger Restaurants...............   54,948   56,273

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to release the properties in a timely manner.

6. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 4 being adjusted to 1,196,634 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund II, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund II, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 13, 1999, except for Note 12 for which the date is March 11, 1999 and
 Note 13 for which the date is June 3, 1999

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $12,835,304 $13,164,568
Investment in joint ventures..........................   4,353,427   3,568,155
Mortgage note receivable..............................       6,872      42,734
Cash and cash equivalents.............................     889,891     470,194
Restricted cash.......................................         --    2,470,175
Receivables, less allowance for doubtful accounts of
 $55,435 and $83,254..................................     122,560      80,577
Prepaid expenses......................................       4,801       5,510
Lease costs, less accumulated amortization of $14,889
 and $11,520..........................................       5,674       9,043
Accrued rental income.................................     174,382     148,103
                                                       ----------- -----------
                                                       $18,392,911 $19,959,059
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     4,621 $     7,170
Accrued and escrowed real estate taxes payable........       8,065       4,656
Distributions payable.................................     515,629     594,000
Due to related parties................................     183,303     126,284
Rents paid in advance and deposits....................      40,412      25,300
                                                       ----------- -----------
Total liabilities.....................................     752,030     757,410
Partners' capital.....................................  17,640,881  19,201,649
                                                       ----------- -----------
                                                       $18,392,911 $19,959,059
                                                       =========== ===========

       See accompanying notes to consolidated financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              ---------------------------------
                                                 1998        1997       1996
                                              ----------  ---------- ----------
Revenues:
  Rental income from operating leases........ $1,773,925  $2,024,119 $2,224,500
  Contingent rental income...................     51,029      68,920     79,313
  Interest and other income..................     80,486      64,900     21,075
                                              ----------  ---------- ----------
                                               1,905,440   2,157,939  2,324,888
                                              ----------  ---------- ----------
Expenses:
  General operating and administrative.......    160,220     137,924    131,628
  Professional services......................     34,731      21,576     26,634
  Bad debt expense...........................        --       27,965        --
  Real estate taxes..........................        --          410      4,647
  State and other taxes......................     14,733      10,403      4,255
  Depreciation and amortization..............    332,633     399,820    421,759
  Transaction costs..........................     16,208         --         --
                                              ----------  ---------- ----------
                                                 558,525     598,098    588,923
                                              ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Sale of Land and
 Buildings, Real Estate Disposition Fees, and
 Lease Termination Income....................  1,346,915   1,559,841  1,735,965
Equity in Earnings of Joint Ventures.........    431,974     389,915    130,996
Gain on Sale of Land and Buildings...........        --    1,476,124        --
Real Estate Disposition Fees.................    (45,150)        --         --
Lease Termination Income.....................        --      214,000        --
                                              ----------  ---------- ----------
Net Income................................... $1,733,739  $3,639,880 $1,866,961
                                              ==========  ========== ==========
Allocation of Net Income:
  General partners........................... $   17,789  $   30,736 $   18,670
  Limited partners...........................  1,715,950   3,609,144  1,848,291
                                              ----------  ---------- ----------
                                              $1,733,739  $3,639,880 $1,866,961
                                              ==========  ========== ==========
Net Income Per Limited Partner Unit.......... $    34.32  $    72.18 $    36.97
                                              ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................     50,000      50,000     50,000
                                              ==========  ========== ==========

       See accompanying notes to consolidated financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................   $162,000     $161,705    $25,000,000  $(20,317,377)  $16,130,302 $(2,689,822) $18,446,808
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........        --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.............        --        18,670            --            --      1,848,291         --     1,866,961
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................    162,000      180,375     25,000,000   (22,693,377)   17,978,593  (2,689,822)  17,937,769
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........        --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.............        --        30,736            --            --      3,609,144         --     3,639,880
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................    162,000      211,111     25,000,000   (25,069,377)   21,587,737  (2,689,822)  19,201,649
 Distributions to
  limited partners
  ($65.89 per limited
  partner unit).........        --           --             --     (3,294,507)          --          --    (3,294,507)
 Net income.............        --        17,789            --            --      1,715,950         --     1,733,739
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................   $162,000     $228,900    $25,000,000  $(28,363,884)  $23,303,687 $(2,689,822) $17,640,881
                           ========     ========    ===========  ============   =========== ===========  ===========

       See accompanying notes to consolidated financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
  Cash received from tenants............  $ 1,796,989  $ 2,054,519  $ 2,295,531
  Distributions from joint ventures.....      482,671      147,995      164,718
  Cash paid for expenses................     (227,335)     (80,744)    (130,042)
  Interest received.....................       83,366       36,142       17,524
                                          -----------  -----------  -----------
   Net cash provided by operating
    activities..........................    2,135,691    2,157,912    2,347,731
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and
   buildings............................          --     4,659,078          --
  Proceeds received from tenant in
   connection with termination of
   leases...............................          --       214,000          --
  Additions to land and buildings on
   operating leases.....................          --       (29,526)     (11,107)
  Investment in joint ventures..........     (835,969)  (2,136,289)         --
  Return of capital from joint venture..          --       124,440          --
  Collections on mortgage note
   receivable...........................       35,183          --           --
  Decrease (increase) in restricted
   cash.................................    2,457,670   (2,457,670)      25,000
  Payment of lease costs................          --        (4,507)      (1,930)
  Other.................................          --           --       (25,000)
                                          -----------  -----------  -----------
   Net cash provided by (used in)
    investing activities................    1,656,884      369,526      (13,037)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
  Proceeds from loans from corporate
   general partner......................          --       721,000      203,900
  Repayment of loans from corporate
   general partner......................          --      (721,000)    (203,900)
  Distributions to limited partners.....   (3,372,878)  (2,376,000)  (2,376,000)
                                          -----------  -----------  -----------
   Net cash used in financing
    activities..........................   (3,372,878)  (2,376,000)  (2,376,000)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      419,697      151,438      (41,306)
Cash and Cash Equivalents at Beginning
 of Year................................      470,194      318,756      360,062
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   889,891  $   470,194  $   318,756
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 1,733,739  $ 3,639,880  $ 1,866,961
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Bad debt expense......................          --        27,965          --
  Depreciation..........................      329,264      395,837      417,776
  Amortization..........................        3,369        3,983        3,983
  Gain on sale of land and buildings....          --    (1,476,124)         --
  Lease termination income..............          --      (214,000)         --
  Equity in earnings of joint ventures,
   net of distributions.................       50,697     (241,920)      33,722
  Increase in receivables...............      (28,799)      (4,166)      (8,803)
  Decrease (increase) in prepaid
   expenses.............................          709         (691)      (1,570)
  Increase in accrued rental income.....      (26,279)     (30,746)     (33,234)
  Decrease in other assets..............          --           --         1,750
  Increase (decrease) in accounts
   payable and accrued expenses.........          860       (2,304)       4,014
  Increase in due to related parties....       57,019       81,206       35,824
  Increase (decrease) in rents paid in
   advance and deposits.................       15,112      (21,008)      27,308
                                          -----------  -----------  -----------
   Total adjustments....................      401,952   (1,481,968)     480,770
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 2,135,691  $ 2,157,912  $ 2,347,731
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage note accepted as consideration
  in sale of land and building..........  $       --   $    42,000  $       --
                                          ===========  ===========  ===========
 Deferred real estate disposition fees
  incurred and unpaid at end of period..  $    45,150  $       --   $       --
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   515,629  $   594,000  $   594,000
                                          ===========  ===========  ===========

       See accompanying notes to consolidated financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund II, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the operating method. Under the operating method, land and building leases are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its fair market value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for uncollectible accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Kirkman Road Joint Venture, Holland Joint Venture and Show Low Joint Venture, and the properties in Arvada, Colorado; Mesa, Arizona; Smithfield, North Carolina; Vancouver, Washington; Overland Park, Kansas; and Memphis, Tennessee, each of

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

which is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method. When a property is sold or a lease is terminated, the related lease cost, if any, net of accumulated amortization is removed from the accounts and charged against income.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases have been classified as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage.

   The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 6,608,400  $ 6,608,400
   Buildings..........................................   9,858,263    9,858,263
                                                       -----------  -----------
                                                        16,466,663   16,466,663
   Less accumulated depreciation......................  (3,631,359)  (3,302,095)
                                                       -----------  -----------
                                                       $12,835,304  $13,164,568
                                                       ===========  ===========

   In June 1997, the Partnership sold its property in Eagan, Minnesota, to the tenant, for $668,033 and received net sales proceeds of $665,882, of which $42,000 were in the form of a promissory note, resulting in a gain of $158,251 for financial reporting purposes. This property was originally acquired by the Partnership in August 1987 and had a cost of approximately $601,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $64,800 in excess of its original purchase price. In October 1997, the Partnership used the net sales proceeds to acquire a property in Mesa, Arizona, as tenants-in-common (see Note
4).

   In addition, during 1997, the Partnership sold its properties in Jacksonville, Plant City and Avon Park, Florida; its property in Mathis, Texas and two properties in Farmington Hills, Michigan to third parties for aggregate sales prices of $4,162,006 and received aggregate net sales proceeds (net of $18,430, which represents amounts due to the former tenant for prorated rent) of $4,035,196, resulting in aggregate gains of $1,317,873 for financial reporting purposes. These six properties were originally acquired by the Partnership during 1987 and had aggregate costs of approximately $3,338,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these six properties for approximately $714,400, in the aggregate, in excess of their original aggregate purchase prices. During 1997, the Partnership reinvested approximately $1,512,400 of these net sales proceeds in a property in Vancouver, Washington, and a property in Smithfield, North Carolina, as tenants-in-common with affiliates of the General Partners (see
Note 4). In January 1998, the Partnership reinvested a portion of these net sales proceeds in a property in Overland Park, Kansas, and a property in Memphis, Tennessee, as tenants-in-common with affiliates of the General Partners (see Note 4). In connection with the sale of both of the Farmington Hills, Michigan properties, the Partnership also received $214,000 as a lease termination fee from the former tenant in consideration of the Partnership's releasing the tenant from its obligation under the terms of the leases.

   Some of the leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $26,279, $30,746, and $33,234, respectively, of such income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,617,078
   2000.............................................................   1,545,876
   2001.............................................................   1,561,629
   2002.............................................................   1,394,850
   2003.............................................................   1,146,347
   Thereafter.......................................................   5,112,565
                                                                     -----------
                                                                     $12,378,345
                                                                     ===========

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Investment in Joint Ventures:

   The Partnership has a 50 percent interest, a 49 percent interest and a 64 percent interest in the profits and losses of Kirkman Road Joint Venture, Holland Joint Venture and Show Low Joint Venture, respectively. The remaining interests in Holland Joint Venture and Show Low Joint Venture are held by affiliates of the general partners. The Partnership also has a 33.87% interest in a property in Arvada, Colorado, with an affiliate of the general partners, as tenants-in-common. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. Amounts relating to its investment are included in investment in joint ventures.

   In January 1997, Show Low Joint Venture, in which the Partnership owns a 64 percent interest, sold its property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of the net sales proceeds in a Darryl's property in Greensboro, North Carolina. As of December 31, 1997, the Partnership had received approximately $124,400 representing a return of capital for its pro-rata share of the uninvested net sales proceeds. As of December 31, 1998, the Partnership owned a 64 percent interest in the profits and losses of the joint venture.

   In October 1997, the Partnership used the net sales proceeds from the sale of the property in Eagan, Minnesota (see Note 3) to acquire a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned an approximate 58 percent interest in this property.

   In December 1997, the Partnership used the net sales proceeds from the sale of one of the properties in Farmington Hills, Michigan, to acquire a property in Smithfield, North Carolina, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 47 percent interest in this property.

   In addition, in December 1997, the Partnership used the net sales proceeds from the sale of the property in Plant City, Florida, to acquire a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned an approximate 37 percent interest in this property.

   In addition, in January 1998, the Partnership used the net sales proceeds from the sales of the properties in Jacksonville, Florida and Mathis, Texas, to acquire a 39.39% and a 13.38% interest in a property in Overland

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

Park, Kansas, and a property in Memphis, Tennessee, respectively, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investments in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to its investments are included in investment in joint ventures.

   Kirkman Road Joint Venture, Holland Joint Venture, Show Low Joint Venture and the Partnership and affiliates, as tenants-in-common in six separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the six properties held as tenants-in-common with affiliates at December 31:

                                                          1998        1997
                                                       ----------- ----------
   Land and buildings on operating leases, less accu-
    mulated depreciation.............................. $ 8,410,940 $7,091,781
   Net investment in direct financing leases..........   2,121,822    518,399
   Cash...............................................      37,128     56,815
   Receivables........................................       1,570      4,685
   Accrued rental income..............................     207,239    102,913
   Other assets.......................................       1,069        418
   Liabilities........................................      32,229     31,673
   Partners' capital..................................  10,747,539  7,743,338
   Revenues...........................................   1,254,276    399,579
   Gain on sale of land and building..................         --     360,002
   Net income.........................................   1,051,988    687,021

   The Partnership recognized income totalling $431,974, $389,915, and $130,996 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures and the properties held as tenants-in-common with affiliates.

5. Mortgage Note Receivable:

   In connection with the sale in June 1997 of its property in Eagan, Minnesota, the Partnership accepted a promissory note in the amount of $42,000. The promissory note bears interest at a rate of 10.50% per annum and is collateralized by personal property. Initially, the note was to be collected in 18 monthly installments of interest only and thereafter, the entire principal balance shall become due. During 1998, the note was amended to require six monthly installments of $7,368, including interest, commencing on July 1, 1998. As of December 31, 1998 and 1997, the mortgage note receivable balance was $6,872 and $42,734, including accrued interest of $56 and $734, respectively.

6. Restricted Cash:

   As of December 31, 1997, remaining net sales proceeds of $2,470,175 from the sales of several properties (see Note 3) including accrued interest of $12,505, were being held in interest-bearing escrow accounts pending the release of funds by the escrow agent to acquire additional properties on behalf of the Partnership and to distribute net sales proceeds to the limited partners. In 1998, the funds were released from escrow to the Partnership and were used to acquire two additional properties with affiliates of the general partners and to make a special distribution to the limited partners (see note 4 and note 8).

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

7. Receivables:

   In March 1996, the Partnership accepted a promissory note from the former tenant of the property in Gainesville, Texas, in the amount of $96,502, representing past due rental and other amounts, which had been included in receivables and for which the Partnership had established an allowance for doubtful accounts, and real estate taxes previously recorded as an expense by the Partnership. Payments are due in 60 monthly installments of $2,156, including interest at a rate of 11 percent per annum, commencing on June 1, 1996. Due to the uncertainty of the collectibility of this note, the Partnership established an allowance for doubtful accounts and is recognizing income as collected. As of December 31, 1998 and 1997, the balances in the allowance for doubtful accounts of $55,330 and $74,590, respectively, including accrued interest of $2,654 in 1998 and 1997, represent the uncollected amounts under this promissory note.

8. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first on a pro rata basis to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,294,507, $2,376,000, and $2,376,000. Distributions for the year ended December 31, 1998, included $1,232,003 as a result of the distribution of net sales proceeds from the 1997 sales of properties in Avon Park, Florida and Farmington Hills, Michigan. This amount was applied toward the limited partners' cumulative 10% Preferred Return. No distributions have been made to the general partners to date.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $1,733,739  $3,639,880  $1,866,961
   Depreciation for financial reporting
    purposes in excess of depreciation for
    tax reporting purposes................      17,510      19,440      20,922
   Gain on sale of land and buildings for
    financial reporting purposes (in
    excess of) less than gain for tax
    reporting purposes....................     335,644    (638,739)        --
   Equity in earnings of joint ventures
    for tax reporting purposes less than
    equity in earnings of joint ventures
    for financial reporting purposes......     (32,934)   (146,161)     (1,240)
   Capitalization of transaction costs for
    tax reporting purposes................      16,208         --          --
   Allowance for doubtful accounts........     (27,819)    (42,782)     25,225
   Accrued rental income..................     (26,279)    (30,746)    (33,234)
   Rents paid in advance..................      18,112     (21,008)     22,508
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $2,034,181  $2,779,884  $1,901,142
                                            ==========  ==========  ==========

10. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's Properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated property management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures and the properties held as tenants-in-common with affiliates or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no property management fees will be due or payable for such year. As a result of such threshold no property management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate, cumulative 10% Preferred Return, plus their adjusted capital contributions. For the year ended

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

December 31, 1998, the Partnership incurred $45,150 in deferred, subordinated, real estate disposition fees as a result of the 1997 sales of properties in Avon Park, Florida and Farmington Hills, Michigan. No deferred, subordinated, real estate disposition fees were incurred for the years ended December 31, 1997 and 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $86,009, $78,139 and $79,624 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1997, the Partnership acquired a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners, for a purchase price of $630,554 from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the Partnership's percentage of interest in the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties consisted of the following at December 31:

                                                               1998     1997
                                                             -------- --------
   Due to Affiliates:
     Expenditures incurred on behalf of the Partnership..... $ 76,326 $ 59,608
     Accounting and administrative services.................   61,827   66,676
     Deferred, subordinated real estate disposition fee.....   45,150      --
                                                             -------- --------
                                                             $183,303 $126,284
                                                             ======== ========

11. Concentration of Credit Risk:

   The following schedule presents total rental income from individual lessees, each representing more than ten percent of the Partnerships' total rental income (including the Partnership's share of rental income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Golden Corral Corporation........................ $485,839 $408,333 $403,875
   Restaurant Management Services, Inc..............  252,292  251,480      N/A

   In addition, the following schedule presents total rental and mortgage interest income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and mortgage interest income (including the Partnership's share of rental income from joint ventures and properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
   Golden Corral Family Steakhouse Restaurants..... $485,839 $408,333 $403,875
   Popeyes Famous Fried Chicken Restaurants........  252,292  251,480      N/A
   Wendy's Old Fashioned Hamburger Restaurants.....      N/A  381,567  421,165
   Denny's.........................................      N/A      N/A  388,050
   KFC.............................................      N/A  278,348  358,463

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental, mortgage interest, and earned income.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

12. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,393,267 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $23,548,652 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

13. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 12 being adjusted to 1,196,634 shares valued at $20.00 per APF share.

                         CNL INCOME FUND III, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-117

Condensed Statements of Income for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-118

Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-119

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-120

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-121

Report of Independent Accountants.......................................  F-123

Balance Sheets as of December 31, 1998 and 1997.........................  F-124

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-125

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-126

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-127

Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-128

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                                    December
                                                        March 31,      31,
                                                          1999        1998
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,808,175 and
 $2,738,895........................................... $11,676,552 $11,418,836
Net investment in direct financing leases, less
 allowance for impairment in carrying value of
 $25,821..............................................   1,494,852     887,071
Investment in joint ventures..........................   2,153,198   2,157,147
Cash and cash equivalents.............................   1,044,255   2,047,140
Receivables, less allowance for doubtful accounts of
 $154,918 and $153,598................................      64,657      89,519
Prepaid expenses......................................       7,948       6,751
Accrued rental income, less allowance for doubtful
 accounts of $41,380..................................      75,172      65,914
Other assets..........................................      29,354      29,354
                                                       ----------- -----------
                                                       $16,545,988 $16,701,732
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    31,407 $     2,072
Accrued and escrowed real estate taxes payable........      14,463      15,217
Distributions payable.................................     500,000     500,000
Due to related party..................................     141,182     152,887
Rents paid in advance.................................      20,982      25,579
                                                       ----------- -----------
  Total liabilities...................................     708,034     695,755
Minority interests....................................     135,060     135,705
Partners' capital.....................................  15,702,894  15,870,272
                                                       ----------- -----------
                                                       $16,545,988 $16,701,732
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                               Quarter Ended
                                                                 March 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
Revenues:
  Rental income from operating leases......................  $382,878  $421,125
  Earned income from direct financing leases...............    43,968    33,866
  Contingent rental income.................................     2,981    12,833
  Interest and other income................................    16,470    41,182
                                                             --------  --------
                                                              446,297   509,006
                                                             --------  --------
Expenses:
  General operating and administrative.....................    34,722    31,780
  Professional services....................................     3,288     4,610
  Real estate taxes........................................       --      4,229
  State and other taxes....................................    12,617    11,516
  Depreciation and amortization............................    69,280    80,417
  Transaction costs........................................    30,882       --
                                                             --------  --------
                                                              150,789   132,552
                                                             --------  --------
Income Before Minority Interest in Income of Consolidated
 Joint Venture, Equity in Earnings of Unconsolidated Joint
 Ventures, and Gain on Sale of Land and Buildings..........   295,508   376,454
Minority Interest in Income of Consolidated Joint Venture..    (4,345)   (4,345)
Equity in Earnings of Unconsolidated Joint Ventures........    41,459    22,751
Gain on Sale of Land and Buildings.........................       --    583,373
                                                             --------  --------
Net Income.................................................  $332,622  $978,233
                                                             ========  ========
Allocation of Net Income:
  General partners.........................................  $  3,326  $  8,558
  Limited partners.........................................   329,296   969,675
                                                             --------  --------
                                                             $332,622  $978,233
                                                             ========  ========
Net Income Per Limited Partner Unit........................  $   6.59  $  19.39
                                                             ========  ========
Weighted Average Number of Limited Partner Units
 Outstanding...............................................    50,000    50,000
                                                             ========  ========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                                   Year Ended
                                                     Quarter Ended  December
                                                       March 31,       31,
                                                         1999         1998
                                                     ------------- -----------
General partners:
  Beginning balance.................................  $   354,638  $   339,611
  Net income........................................        3,326       15,027
                                                      -----------  -----------
                                                          357,964      354,638
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   15,515,634   17,271,525
  Net income........................................      329,296    1,721,856
  Distributions ($10.00 and $69.55 per limited
   partner unit, respectively)......................     (500,000)  (3,477,747)
                                                      -----------  -----------
                                                       15,344,930   15,515,634
                                                      -----------  -----------
Total partners' capital.............................  $15,702,894  $15,870,272
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                            Quarter Ended
                                                              March 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities............ $  442,021  $  501,741
                                                        ----------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and buildings...........        --    2,424,977
    Additions to land and building on operating lease..   (326,996)        --
    Investment in direct financing lease...............   (612,920)        --
    Investment in joint venture........................        --     (415,586)
    Collections on note receivable.....................        --        3,242
    Decrease in restricted cash........................        --      245,377
                                                        ----------  ----------
      Net cash provided by (used in) investing
       activities......................................   (939,916)  2,258,010
                                                        ----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners..................   (500,000)   (594,000)
    Distributions to holders of minority interests.....     (4,990)     (5,050)
                                                        ----------  ----------
      Net cash used in financing activities............   (504,990)   (599,050)
                                                        ----------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents... (1,002,885)  2,160,701
Cash and Cash Equivalents at Beginning of Quarter......  2,047,140     493,118
                                                        ----------  ----------
Cash and Cash Equivalents at End of Quarter............ $1,044,255  $2,653,819
                                                        ==========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Deferred real estate disposition fees incurred and
   unpaid at end of quarter............................ $      --   $   53,400
                                                        ==========  ==========
  Distributions declared and unpaid at end of quarter.. $  500,000  $1,977,747
                                                        ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund III, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 69.07% interest in Tuscawilla Joint Venture using the consolidation method. Minority interests represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Land and Buildings on Operating Leases:

   In January 1999, the Partnership reinvested the majority of the net sales proceeds from the 1998 sale of the property in Hagerstown, Maryland, along with amounts collected in 1998, under a promissory note in a Burger King property in Montgomery, Alabama, at an approximate cost of $939,900. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the land portion of this property was classified as an operating lease while the building portion was classified as a capital lease.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,082,901 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $20,535,734 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

4. Subsequent Event:

   In April 1999, the Partnership sold its property in Flagstaff, Arizona, to the tenant for $1,103,127 and received net sales proceeds of $1,091,193, resulting in a gain of $285,350 for financial reporting purposes.

5. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 1,041,451 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund III, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund III, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 14, 1999, except for Note 13 for which the date is March 11, 1999 and Note 14 for which the date is June 3, 1999

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $11,418,836 $14,635,583
Net investment in direct financing leases, less
 allowance for impairment in carrying value............     887,071     926,862
Investment in joint ventures...........................   2,157,147   1,179,762
Mortgage note receivable...............................         --      681,687
Cash and cash equivalents..............................   2,047,140     493,118
Restricted cash........................................         --      251,879
Receivables, less allowance for doubtful accounts of
 $153,598 and $154,469.................................      89,519     102,420
Prepaid expenses.......................................       6,751      14,361
Lease costs, less accumulated amortization of $12,000
 and $2,762............................................         --        9,238
Accrued rental income, less allowance for doubtful
 accounts of $41,380 and $15,384.......................      65,914     154,738
Other assets...........................................      29,354      29,354
                                                        ----------- -----------
                                                        $16,701,732 $18,479,002
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     2,072 $     5,219
Accrued and escrowed real estate taxes payable.........      15,217      11,897
Distributions payable..................................     500,000     594,000
Due to related parties.................................     152,887      97,388
Rents paid in advance and deposits.....................      25,579      20,745
                                                        ----------- -----------
  Total Liabilities....................................     695,755     729,249
Minority interest......................................     135,705     138,617
Partners' capital......................................  15,870,272  17,611,136
                                                        ----------- -----------
                                                        $16,701,732 $18,479,002
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,523,980  $1,859,911  $2,184,460
  Adjustments to accrued rental income....    (103,830)        --          --
  Earned income from direct financing
   leases.................................     134,702      70,575      89,390
  Contingent rental income................      98,915     157,648     157,993
  Interest and other income...............     127,064     100,816      26,496
                                            ----------  ----------  ----------
                                             1,780,831   2,188,950   2,458,339
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     137,245     140,886     147,840
  Professional services...................      36,591      27,314      50,064
  Bad debt expense........................         --       32,360         924
  Real estate taxes.......................      11,966      47,165       1,973
  State and other taxes...................      12,249       9,924      11,973
  Depreciation and amortization...........     308,593     368,782     425,366
  Transaction costs.......................      14,227         --          --
                                            ----------  ----------  ----------
                                               520,871     626,431     638,140
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings (Loss) of Unconsolidated Joint
 Ventures, Gain on Sale of Land and
 Buildings and Provision for Loss on Land
 and Building and Impairment in Carrying
 Value of Net Investment in Direct
 Financing Lease..........................   1,259,960   1,562,519   1,820,199
Minority Interest in Income of
 Consolidated Joint Venture...............     (17,285)    (17,285)    (17,282)
Equity in Earnings (Loss) of
 Unconsolidated Joint Ventures............      22,708    (148,170)     11,740
Gain on Sale of Land and Buildings........     497,321   1,027,590         --
Provision for Loss on Land and Building
 and Impairment in Carrying Value of Net
 Investment in Direct Financing Lease.....     (25,821)    (32,819)        --
                                            ----------  ----------  ----------
Net Income................................  $1,736,883  $2,391,835  $1,814,657
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   15,027  $   18,306  $   18,147
  Limited partners........................   1,721,856   2,373,529   1,796,510
                                            ----------  ----------  ----------
                                            $1,736,883  $2,391,835  $1,814,657
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    34.44  $    47.47  $    35.93
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................      50,000      50,000      50,000
                                            ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                         General Partners                  Limited Partners
                         ----------------- -------------------------------------------------
                                  Accumu-                              Accumu-
                         Contri-   lated     Contri-     Distri-        lated    Syndication
                         butions  Earnings   butions     butions      Earnings      Costs        Total
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995................... $161,500 $141,658 $25,000,000 $(18,397,640) $14,116,024 $(2,864,898) $18,156,644
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    18,147         --           --     1,796,510         --     1,814,657
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................  161,500  159,805  25,000,000  (20,773,640)  15,912,534  (2,864,898)  17,595,301
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    18,306         --           --     2,373,529         --     2,391,835
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................  161,500  178,111  25,000,000  (23,149,640)  18,286,063  (2,864,898)  17,611,136
 Distributions to
  limited partners
  ($69.55 per limited
  partner unit).........      --       --          --    (3,477,747)         --          --    (3,477,747)
 Net income.............      --    15,027         --           --     1,721,856         --     1,736,883
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1998................... $161,500 $193,138 $25,000,000 $(26,627,387) $20,007,919 $(2,864,898) $15,870,272
                         ======== ======== =========== ============  =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows From Operating Activities:
 Cash received from tenants.............  $ 1,768,910  $ 2,268,568  $ 2,226,794
 Distributions from unconsolidated joint
  ventures..............................      142,001       19,647       31,670
 Cash paid for expenses.................     (202,117)    (325,067)    (175,148)
 Interest received......................      112,502       58,541        8,438
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    1,821,296    2,021,689    2,091,754
                                          -----------  -----------  -----------
 Cash Flows From Investing Activities:
 Proceeds from sale of land and
  buildings.............................    3,647,241    3,023,357          --
 Deposit received on sale of land
  parcel................................          --           --        51,400
 Additions to land and buildings........     (150,000)  (1,272,960)         --
 Investment in joint ventures...........   (1,096,678)    (703,667)         --
 Collections on mortgage note
  receivable............................      678,730        6,270          --
 Decrease (increase) in restricted
  cash..................................      245,377     (245,377)         --
 Decrease (increase) in other assets....          --         2,135       (2,135)
                                          -----------  -----------  -----------
  Net cash provided by investing
   activities...........................    3,324,670      809,758       49,265
                                          -----------  -----------  -----------
 Cash Flows From Financing Activities:
 Proceeds from loans from corporate
  general partner.......................          --       117,000      661,400
 Repayment of loans from corporate
  general partner.......................          --      (117,000)    (661,400)
 Distributions to holder of minority
  interest..............................      (20,197)     (20,080)     (20,082)
 Distributions to limited partners......   (3,571,747)  (2,376,000)  (2,376,000)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,591,944)  (2,396,080)  (2,396,082)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................    1,554,022      435,367     (255,063)
Cash and Cash Equivalents at Beginning
 of Year................................      493,118       57,751      312,814
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 2,047,140  $   493,118  $    57,751
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 1,736,883  $ 2,391,835  $ 1,814,657
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Bad debt expense.......................          --        32,360          924
 Depreciation...........................      299,355      368,182      424,766
 Amortization...........................        9,238          600          600
 Minority interest in income of
  consolidated joint venture............       17,285       17,285       17,282
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..      119,293      167,817       19,930
 Gain on sale of land and buildings.....     (497,321)  (1,027,590)         --
 Provision for loss on land and building
  and impairment in carrying value of
  net investment in direct financing
  lease.................................       25,821       32,819          --
 Decrease (increase) in receivables.....       (7,936)     182,433     (216,117)
 Decrease in net investment in direct
  financing leases......................       13,970       12,056        7,331
 Decrease (increase) in prepaid
  expenses..............................        7,610       (7,463)      (1,297)
 Decrease (increase) in accrued rental
  income................................       88,824      (40,000)     (32,667)
 Increase (decrease) in accounts payable
  and accrued expenses..................          173      (71,844)      (4,732)
 Increase (decrease) in due to related
  parties...............................        2,099      (20,621)      48,944
 Increase (decrease) in rents paid in
  advance and deposits..................        6,002      (16,180)      12,133
                                          -----------  -----------  -----------
  Total adjustments.....................       84,413     (370,146)     277,097
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 1,821,296  $ 2,021,689  $ 2,091,754
                                          ===========  ===========  ===========
Supplemental Schedule on Non-Cash
 Investing and Financing Activities:
 Mortgage note accepted as consideration
  in sale of land and building..........  $       --   $   685,000  $       --
                                          ===========  ===========  ===========
 Deferred real estate disposition fee
  incurred and unpaid at end of year....  $    53,400  $    15,150  $       --
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  end of year...........................  $   500,000  $   594,000  $   594,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund III, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Investment in Joint Ventures--The Partnership accounts for its 69.07% interest in Tuscawilla Joint Venture using the consolidation method. Minority interest represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investment in Titusville Joint Venture, RTO Joint Venture, and a property in each of Englewood, Colorado, Miami, Florida, and Overland Park, Kansas held as tenants-in-common with affiliates, is accounted for using the equity method since the Partnership shares control with affiliates of the general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method. Lease costs are written off during the period in which a lease is terminated.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, a few of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

building portions of the property leases are accounted for as direct financing leases while the land portion of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

     Land and buildings on operating leases consisted of the following at December 31:

                                                         1998         1997
                                                      -----------  -----------
     Land............................................ $ 5,926,601  $ 7,325,960
     Buildings.......................................   8,231,130   10,891,910
                                                      -----------  -----------
                                                       14,157,731   18,217,870
     Less accumulated depreciation...................  (2,738,895)  (3,341,624)
                                                      -----------  -----------
                                                       11,418,836   14,876,246
     Less allowance for loss on land and building....         --      (240,663)
                                                      -----------  -----------
                                                      $11,418,836  $14,635,583
                                                      ===========  ===========

   As of January 1, 1996, the Partnership had recorded an allowance for loss on land and building in the amount of $207,844 for financial reporting purposes for the Po Folks property in Hagerstown, Maryland. In addition, during 1997, the Partnership increased the allowance for loss on land and building by an additional $32,819 for such property.

   The aggregate allowance represented the difference between the property's carrying value at December 31, 1997, and the estimated net realizable value of the property based on the anticipated sales price relating to this property. The Partnership sold this property during the year ended December 31, 1998, as described below.

   In January 1997, the Partnership sold its property in Chicago, Illinois, to a third party, for $505,000 and received net sales proceeds of $496,418, resulting in a gain of $3,827 for financial reporting purposes. The Partnership used $452,000 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. The balance of the fund were used to pay past due real estate taxes relating to this property incurred by the Partnership as a result of the former tenant declaring bankruptcy.

   In March 1997, the Partnership sold its property in Bradenton, Florida, to the tenant, for $1,332,154 and received net sales proceeds of $1,305,671, resulting in a gain of $361,368 for financial reporting purposes. This property was originally acquired by the Partnership in June 1988 and had a cost of approximately $1,080,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $229,500 in excess of its original purchase price. In June 1997, the Partnership reinvested approximately $1,276,000 of the net sales proceeds received in a property in Fayetteville, North Carolina.

   In April 1997, the Partnership sold its property in Kissimmee, Florida, to a third party, for $692,400 and received net sales proceeds of $673,159, resulting in a gain of $271,929 for financial reporting purposes. This property was originally acquired by the Partnership in March 1988 and had a cost of approximately $474,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

for approximately $196,400 in excess of its original purchase price. In July 1997, the Partnership reinvested approximately $511,700 of these net sales proceeds in a property located in Englewood, Colorado, as tenants-in-common with an affiliate of the general partners (see Note 5).

   In April 1996, the Partnership received $51,400 as partial settlement in a right of way taking relating to a parcel of land of the property in Plant City, Florida. In April 1997, the Partnership received the remaining proceeds of $73,600 finalizing the sale of the land parcel. In connection therewith, the Partnership recognized a gain of $94,320 for financial reporting purposes.

   In addition, in June 1997, the Partnership sold its property in Roswell, Georgia, to a third party for $985,000 and received net sales proceeds of $942,981, resulting in a gain of $237,608 for financial reporting purposes. This property was originally acquired by the Partnership in June 1988 and had a cost of approximately $775,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $167,800 in excess of its original purchase price. In connection therewith, the Partnership received $257,981 in cash and accepted the remaining sales proceeds in the form of a promissory note in the principal sum of $685,000. During 1998, the Partnership collected the full amount of the outstanding mortgage note receivable balance of $678,730 (see Note 6). In addition, in December 1997, the Partnership reinvested approximately $192,000 of the net sales proceeds in a property located in Miami, Florida, as tenants-in-common, with an affiliate of the general partners (see Note 5).

   In October 1997, the Partnership sold its property in Mason City, Iowa, to the tenant for $218,790 and received net sales proceeds of $216,528, resulting in a gain of $58,538 for financial reporting purposes. This property was originally acquired by the Partnership in March 1988 and had a cost of approximately $190,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $26,700 in excess of its original purchase price. In January 1998, the Partnership reinvested the net sales proceeds in a property in Overland Park, Kansas, with affiliates of the general partners, as tenants-in-common (see Note 5).

   During the year ended December 31, 1998, the Partnership sold its properties in Daytona Beach, Fernandina Beach and Punta Gorda, Florida, and Hagerstown, Maryland, for a total of $3,280,000 and received net sales proceeds of $3,214,616, resulting in a total gain of $596,586 for financial reporting purposes. In connection with the sales of the properties in Daytona Beach and Fernandina Beach, Florida, the Partnership incurred deferred, subordinated, real estate disposition fees of $53,400 (see Note 11).

   In September 1998, the Partnership entered into a new lease agreement for the Golden Corral property located in Stockbridge, Georgia. In connection therewith, the Partnership funded $150,000 in renovation costs.

   In addition, during the year ended December 31, 1998, the Partnership sold its property in Hazard, Kentucky to a third party for $435,000, and received net sales proceeds of $432,625, resulting in a loss of $99,265 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the year ended December 31, 1998, the Partnership recognized a loss of $88,824 (net of $25,996 in reserves and $103,830 in write-offs), income during 1997 of $40,000 (net of $15,384 in reserves) and income of $32,667 during 1996, of such rental income.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

     1999........................................................... $ 1,478,029
     2000...........................................................   1,478,029
     2001...........................................................   1,482,555
     2002...........................................................   1,459,600
     2003...........................................................   1,186,149
     Thereafter.....................................................   6,731,050
                                                                     -----------
                                                                     $13,815,412
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease term. In addition, this table does not include any amounts for future contingent rentals which may be received on the lease based on a percentage of the tenants' gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of net investment in direct financing leases at December 31:

                                                          1998        1997
                                                       ----------  ----------
   Minimum lease payments receivable.................. $2,042,847  $2,191,519
   Estimated residual value...........................    239,432     239,432
   Less unearned income............................... (1,369,387) (1,504,089)
                                                       ----------  ----------
                                                          912,892     926,862
   Less allowance for impairment in carrying value of
    investment in direct financing lease..............    (25,821)        --
                                                       ----------  ----------
   Net investment in direct financing leases.......... $  887,071  $  926,862
                                                       ==========  ==========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

     1999............................................................ $  148,672
     2000............................................................    148,672
     2001............................................................    148,672
     2002............................................................    148,672
     2003............................................................    148,672
     Thereafter......................................................  1,299,487
                                                                      ----------
                                                                      $2,042,847
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or contingent rental payments that may become due in future periods (see Note 3).

   During 1998, the Partnership recorded an allowance for impairment in carrying value of net investment in direct financing lease of $25,821 for financial reporting purposes relating to the property in Hagerstown, Maryland, due to financial difficulties the tenant is experiencing. The allowance represents the difference between the carrying value of the property at December 31, 1998, and the current estimated net realizable value for this property.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

5. Investment in Joint Ventures:

   The Partnership has a 73.4% interest in the profits and losses of Titusville Joint Venture which is accounted for using the equity method. The remaining interest in the Titusville Joint Venture is held by an affiliate of the Partnership which has the same general partners.

   In July 1997, the Partnership acquired a property in Englewood Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 33 percent interest in this property.

   In addition, in December 1997, the Partnership acquired a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 9.84% interest in this property.

   In January 1998, the Partnership acquired a property located in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 25.87% interest in this property.

   In May 1998, the Partnership entered into a joint venture arrangement, RTO Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of December 31, 1998, the Partnership had contributed $676,952 to purchase land and pay for construction relating to the joint venture. Construction was completed and rent commenced in December 1998. The Partnership holds a 46.88% interest in the profits and losses of this joint venture at December 31, 1998. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   Titusville Joint Venture, RTO Joint Venture, and the Partnership and affiliates, as tenants-in-common in three separate tenancy-in-common arrangements, each own and lease one property to operators of national fast-food or family-style restaurants. The following presents the joint venture's condensed financial information at December 31:

                                                           1998       1997
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for loss on
    land and building.................................  $3,598,641 $3,152,962
   Net investment in direct financing leases..........   3,418,537  1,003,680
   Cash...............................................      19,254     16,481
   Receivables........................................       1,241        --
   Accrued rental income..............................      66,668     11,621
   Other assets.......................................       2,679      1,480
   Liabilities........................................      59,453     18,722
   Partners' capital..................................   7,047,567  4,167,502
   Revenues...........................................     604,672     82,837
   Provision for loss on land and building............     125,251    147,100
   Net income (loss)..................................     404,446   (157,912)

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The Partnership recognized income of $22,708 and $11,740 for the years ended December 31, 1998 and 1996, respectively, and recognized a loss totaling $148,170, for the year ended December 31, 1997, relating to investment in joint ventures.

6. Mortgage Note Receivable:

   In connection with the sale of the property in Roswell, Georgia, in June 1997, the Partnership accepted a promissory note in the principal sum of $685,000 collateralized by a mortgage on the property. The Partnership collected the full amount of the outstanding mortgage note, including interest, during the year ended December 31, 1998.

   The mortgage note receivable consisted of the following at December 31:

                                                                 1998    1997
                                                                 ----- --------
   Principal balance............................................ $ --  $678,730
   Accrued interest receivable..................................   --     2,957
                                                                 ----- --------
                                                                 $ --  $681,687
                                                                 ===== ========

7. Receivables:

   During 1996, the Partnership terminated its lease with the former tenant of its properties in Hagerstown, Maryland. In connection therewith, the Partnership wrote off approximately $238,300 included in receivables relating to both the Denny's and Po Folks properties in Hagerstown, Maryland, and the related allowance for doubtful accounts. In October 1996, the Partnership entered into a lease agreement with a new tenant to operate the Denny's property and accepted a promissory note from the current tenant whereby $25,000, which had been included in receivables for past due rents from the former tenant, was converted to a loan receivable held by the Partnership to facilitate the asset purchase agreement between the former and current tenants. The promissory note bears interest at a rate of ten percent per annum, is being collected in 36 equal monthly installments of $807 and commenced in October 1996. Receivables at December 31, 1998 and 1997, include $7,109 and $16,318, respectively, including accrued interest of $142 and $164, respectively, relating to the promissory note.

8. Restricted Cash:

   As of December 31, 1997, net sales proceeds of $245,377 from the sale of the property in Bradenton, Florida and Mason City, Iowa, plus accrued interest of $6,502, were being held in interest-bearing escrow accounts pending the release of funds by the escrow agent to acquire additional properties on behalf of the Partnership. During the year ended December 31, 1998, these funds were released by the escrow agent and were used to acquire additional properties.

9. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1998, the Partnership declared distributions to the limited partners of $3,477,747 and during each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $2,376,000. Distributions for the year ended December 31, 1998, including $1,477,747 as a result of distributions of net sales proceeds from the sale of the properties in Fernandina Beach and Daytona Beach, Florida. This amount was applied toward the limited partners' cumulative 10% Preferred Return. No distributions have been made to the general partners to date.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

10. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
Net income for financial reporting
 purposes..................................  $1,736,883  $2,391,835  $1,814,657
Depreciation for tax reporting purposes in
 excess of depreciation for financial
 reporting purposes........................     (17,075)    (21,782)     (9,754)
Allowance for loss on land and building and
 impairment in carrying value of net
 investment in direct financing lease......      25,821      32,819         --
Direct financing leases recorded as
 operating leases for tax reporting
 purposes..................................      13,970      12,056       7,330
Gain on sale of land for tax reporting
 purposes..................................         --          --       20,724
Gain on sale of land and buildings for
 financial reporting purposes in excess of
 gain on sale for tax reporting purposes...    (115,137)   (689,281)        --
Equity in earnings of joint ventures for
 tax reporting purposes in excess of (less
 than) equity in earnings of joint ventures
 for financial reporting purposes..........      59,725     140,707      (1,329)
Allowance for doubtful accounts............        (871)     84,326    (283,135)
Accrued rental income......................      88,824     (40,000)    (32,667)
Capitalization of transaction costs for tax
 reporting purposes........................      14,227         --          --
Rents paid in advance......................       6,002     (16,680)     12,133
Minority interest in timing differences of
 consolidated joint venture................         (35)       (133)       (162)
                                             ----------  ----------  ----------
Net income for federal income tax
 purposes..................................  $1,812,334  $1,893,867  $1,527,797
                                             ==========  ==========  ==========

11. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from joint ventures or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no property management fees will be due or payable for such year. As a result of such threshold, no property management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

sales. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate, cumulative 10% Preferred Return, plus their adjusted capital contributions. During the years ended December 31, 1998 and 1997, the Partnership incurred $53,400 and $15,150, respectively, in deferred, subordinated real estate disposition fees as a result of the Partnership's sale of the properties in Daytona Beach and Fernandina Beach, Florida, and the Property in Chicago, Illinois, respectively. No deferred, subordinated real estate disposition fees were incurred for the year ended December 31, 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $89,756, $87,056, and $85,906 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1998    1997
                                                               -------- -------
Due to Affiliates:
  Expenditures incurred on behalf of the Partnership.......... $ 41,888 $38,492
  Accounting and administrative services......................   42,449  43,746
  Deferred, subordinated real estate disposition fee..........   68,550  15,150
                                                               -------- -------
                                                               $152,887 $97,388
                                                               ======== =======

12. Concentration of Credit Risk:

   For the years ended December 31, 1998, 1997, and 1996, rental income from Golden Corral Corporation was $454,380, $474,553, and $490,196, respectively, representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates).

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
     Golden Corral Family Steakhouse Restaurants... $454,380 $474,553 $490,196
     KFC...........................................  277,508  261,415  254,646
     Pizza Hut.....................................  211,507  255,055  292,795
     Taco Bell.....................................      N/A  250,140  254,395
     Perkins.......................................      N/A      N/A  276,114
     Denny's.......................................      N/A  229,537  355,123

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to release the properties in a timely manner.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

13. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,082,901 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $20,535,734 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

14. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 13 being adjusted to 1,041,451 shares valued at $20.00 per APF share.

                         CNL INCOME FUND IV, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-140

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................  F-141

Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-142

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-143

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-144

Report of Independent Accountants.......................................  F-146

Balance Sheets as of December 31, 1998 and 1997.........................  F-147

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-148

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-149

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-150

Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-151

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                                    December
                                                        March 31,      31,
                                                          1999        1998
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,845,981 and
 $3,744,609........................................... $15,385,087 $15,486,459
Net investment in direct financing leases.............   1,221,384   1,231,482
Investment in joint ventures..........................   3,388,240   2,862,906
Cash and cash equivalents.............................     689,011     739,382
Restricted cash.......................................         --      537,274
Receivables, less allowance for doubtful accounts of
 $254,396 and $258,641................................      36,107      24,676
Prepaid expenses......................................       9,150       9,836
Lease costs, less accumulated amortization of $22,609
 and $21,450..........................................      32,535      18,094
Accrued rental income.................................     285,013     279,724
                                                       ----------- -----------
                                                       $21,046,527 $21,189,833
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    35,965 $     4,503
Accrued and escrowed real estate taxes payable........      31,312      36,732
Distributions payable.................................     600,000     600,000
Due to related parties................................     145,312     148,978
Rents paid in advance and deposits....................      81,105      59,620
                                                       ----------- -----------
  Total liabilities...................................     893,694     849,833
Partners' capital.....................................  20,152,833  20,340,000
                                                       ----------- -----------
                                                       $21,046,527 $21,189,833
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                               Quarter Ended
                                                                 March 31,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
Revenues:
  Rental income from operating leases....................... $496,533 $539,776
  Earned income from direct financing leases................   31,126   32,109
  Contingent rental income..................................    8,243   21,661
  Interest and other income.................................    9,918   12,845
                                                             -------- --------
                                                              545,820  606,391
                                                             -------- --------
Expenses:
  General operating and administrative......................   40,438   34,625
  Professional services.....................................   10,000    6,248
  Real estate taxes.........................................    5,279   20,755
  State and other taxes.....................................   15,395   15,641
  Depreciation and amortization.............................  102,531  115,151
  Transaction costs.........................................   33,018      --
                                                             -------- --------
                                                              206,661  192,420
                                                             -------- --------
Income Before Equity in Earnings of Joint Ventures and Gain
 on Sale of Land and Buildings..............................  339,159  413,971
Equity in Earnings of Joint Ventures........................   73,674   42,174
Gain on Sale of Land and Buildings..........................      --   120,915
                                                             -------- --------
Net Income.................................................. $412,833 $577,060
                                                             ======== ========
Allocation of Net Income:
  General partners.......................................... $  4,128 $  2,483
  Limited partners..........................................  408,705  574,577
                                                             -------- --------
                                                             $412,833 $577,060
                                                             ======== ========
Net Income Per Limited Partner Unit......................... $   6.81 $   9.58
                                                             ======== ========
Weighted Average Number of Limited Partner Units
 Outstanding................................................   60,000   60,000
                                                             ======== ========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                        Quarter    Year Ended
                                                         Ended      December
                                                       March 31,       31,
                                                         1999         1998
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $   769,078  $   756,354
  Net income.........................................       4,128       12,724
                                                      -----------  -----------
                                                          773,206      769,078
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  19,570,922   21,395,945
  Net income.........................................     408,705    1,808,725
  Distributions ($10.00 and $60.56 per limited
   partner unit, respectively).......................    (600,000)  (3,633,748)
                                                      -----------  -----------
                                                       19,379,627   19,570,922
                                                      -----------  -----------
    Total partners' capital.......................... $20,152,833  $20,340,000
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                            Quarter Ended
                                                              March 31,
                                                         ---------------------
                                                           1999        1998
                                                         ---------  ----------
Increase (Decrease) in Cash and Cash Equivalents
Net Cash Provided by Operating Activities............... $ 564,831  $  586,084
                                                         ---------  ----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and buildings..............       --    1,468,825
  Additions to land and buildings on operating leases...       --     (275,000)
  Investment in joint ventures..........................  (533,200)        --
  Decrease in restricted cash...........................   533,598         --
  Payment of lease costs................................   (15,600)        --
                                                         ---------  ----------
  Net cash provided by (used in) investing activities...   (15,202)  1,193,825
                                                         ---------  ----------
Cash Flows from Financing Activities:
  Distributions to limited partners.....................  (600,000)   (690,000)
                                                         ---------  ----------
      Net cash used in financing activities.............  (600,000)   (690,000)
                                                         ---------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents....   (50,371)  1,089,909
Cash and Cash Equivalents at Beginning of Quarter.......   739,382     876,452
                                                         ---------  ----------
Cash and Cash Equivalents at End of Quarter............. $ 689,011  $1,966,361
                                                         =========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Deferred real estate disposition fees incurred and
   unpaid at end of quarter............................. $     --   $   45,663
                                                         =========  ==========
  Distributions declared and unpaid at end of quarter... $ 600,000  $1,833,748
                                                         =========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund IV, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Investment in Joint Ventures:

   In January 1999, the Partnership invested $533,200 in a property in Zephyrhills, Florida as tenants-in-common with CNL Income Fund XVII, Ltd., an affiliate of the general partners. As of March 31, 1999, the Partnership had a 76 percent interest in the property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

   The following presents the combined, condensed financial information for all of the Partnership's investment in joint ventures and properties held as tenants-in-common at:

                                                        March 31,  December 31,
                                                           1999        1998
                                                        ---------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for loss on
    land and building.................................. $5,320,508  $4,406,943
   Net investment in direct financing leases, less
    allowance for impairment in carrying value.........    380,548     626,594
   Cash................................................     50,229      14,025
   Receivables.........................................      7,930      10,943
   Accrued rental income...............................    165,038     163,773
   Other assets........................................      2,514       2,513
   Liabilities.........................................     50,816      27,211
   Partners' capital...................................  5,875,951   5,197,580
   Revenues............................................    152,150     368,058
   Provision for loss on land and buildings and net
    investment in direct financing lease...............        --     (441,364)
   Net income..........................................    111,787    (212,388)

   The Partnership recognized income totalling $73,674 and $42,174 for the quarters ended March 31, 1999 and 1998, respectively, from these joint ventures.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,668,016 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $26,259,630 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

4. Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 1,334,008 shares valued at $20.00 per APF share.

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners

CNL Income Fund IV, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund IV, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 18, 1999, except for the secondparagraph of Note 12 for which the date is March 11, 1999 and Note 13 for which the date is June 3, 1999

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building.................................... $15,486,459 $18,097,997
Net investment in direct financing leases.............   1,231,482   1,269,389
Investment in joint ventures..........................   2,862,906   2,708,012
Cash and cash equivalents.............................     739,382     876,452
Restricted cash.......................................     537,274         --
Receivables, less allowance for doubtful accounts of
 $258,641 and $295,580................................      24,676      37,669
Prepaid expenses......................................       9,836      11,115
Lease costs, less accumulated amortization of $21,450
 and $17,956..........................................      18,094      21,588
Accrued rental income.................................     279,724     287,466
Other assets..........................................         --          200
                                                       ----------- -----------
                                                       $21,189,833 $23,309,888
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     4,503 $     8,576
Accrued construction costs payable....................         --      250,000
Accrued and escrowed real estate taxes payable........      36,732      65,176
Distributions payable.................................     600,000     690,000
Due to related parties................................     148,978      93,854
Rents paid in advance and deposits....................      59,620      49,983
                                                       ----------- -----------
  Total liabilities...................................     849,833   1,157,589
Partners' capital.....................................  20,340,000  22,152,299
                                                       ----------- -----------
                                                       $21,189,833 $23,309,888
                                                       =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              ----------------------------------
                                                 1998        1997        1996
                                              ----------  ----------  ----------
Revenues:
  Rental income from operating leases.......  $2,104,520  $2,058,703  $2,263,677
  Earned income from direct financing
   leases...................................     126,993     130,683     134,014
  Contingent rental income..................      83,377     117,031      97,318
  Interest and other income.................      60,950      35,221      47,855
                                              ----------  ----------  ----------
                                               2,375,840   2,341,638   2,542,864
                                              ----------  ----------  ----------
Expenses:
  General operating and administrative......     151,775     149,808     161,714
  Professional services.....................      43,609      33,439      29,289
  Bad debt expense..........................         --       12,794         --
  Real estate taxes.........................      31,879      65,316      37,589
  State and other taxes.....................      15,747      16,476      21,694
  Depreciation and amortization.............     428,975     455,895     444,232
Transaction costs...........................      18,286         --          --
                                              ----------  ----------  ----------
                                                 690,271     733,728     694,518
                                              ----------  ----------  ----------
Income Before Equity in Earnings (Losses) of
 Joint Ventures, Gain (Loss) on Sale of Land
 and Buildings and Provision for Loss on
 Land and Building..........................   1,685,569   1,607,910   1,848,346
Equity in Earnings (Losses) of Joint
 Ventures...................................     (90,144)    189,747     277,431
Gain (Loss) on Sale of Land and Buildings...     226,024      (6,652)    221,390
Provision for Loss on Land and Building.....         --      (70,337)        --
                                              ----------  ----------  ----------
Net Income..................................  $1,821,449  $1,720,668  $2,347,167
                                              ==========  ==========  ==========
Allocation of Net Income:
  General partners..........................  $   12,724  $   15,697  $   22,219
  Limited partners..........................   1,808,725   1,704,971   2,324,948
                                              ----------  ----------  ----------
                                              $1,821,449  $1,720,668  $2,347,167
                                              ==========  ==========  ==========
Net Income Per Limited Partner Unit.........  $    30.15  $    28.42  $    38.75
                                              ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................      60,000      60,000      60,000
                                              ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $241,504     $160,634    $30,000,000  $(19,687,963)  $16,013,989 $(3,440,000) $23,288,164
 Contributions from
  general partners......      22,300          --             --            --            --          --        22,300
 Distributions to
  limited partners ($46
  per limited partner
  unit).................         --           --             --     (2,760,000)          --          --    (2,760,000)
 Net income.............         --        22,219            --            --      2,324,948         --     2,347,167
                            --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     263,804      182,853     30,000,000   (22,447,963)   18,338,937  (3,440,000)  22,897,631
 Contributions from
  general partners......     294,000          --             --            --            --          --       294,000
 Distributions to
  limited partners ($46
  per limited partner
  unit).................         --           --             --     (2,760,000)          --          --    (2,760,000)
 Net income.............         --        15,697            --            --      1,704,971         --     1,720,668
                            --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     557,804      198,550     30,000,000   (25,207,963)   20,043,908  (3,440,000)  22,152,299
 Distributions to
  limited partners ($61
  per limited partner
  unit).................         --           --             --     (3,633,748)          --          --    (3,633,748)
 Net income.............         --        12,724            --            --      1,808,725         --     1,821,449
                            --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $557,804     $211,274    $30,000,000  $(28,841,711)  $21,852,633 $(3,440,000) $20,340,000
                            ========     ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 2,351,732  $ 2,345,612  $ 2,588,248
 Distributions from joint ventures......      248,360      265,473      305,866
 Cash paid for expenses.................     (274,436)    (211,213)    (206,059)
 Interest received......................       36,664       18,100       25,909
                                          -----------  -----------  -----------
   Net cash provided by operating
    activities..........................    2,362,320    2,417,972    2,713,964
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  building..............................    2,526,354      378,149    1,049,550
 Additions to land and buildings on
  operating leases......................     (275,000)         --    (1,035,516)
 Investment in joint ventures...........     (493,398)         --      (437,489)
 Decrease (increase) in restricted
  cash..................................     (533,598)         --       518,150
 Payment of lease costs.................          --       (17,384)      (2,230)
 Other..................................          --         9,122          --
                                          -----------  -----------  -----------
   Net cash provided by investing
    activities..........................    1,224,358      369,887       92,465
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Contributions from general partners....          --       294,000       22,300
 Distributions to limited partners......   (3,723,748)  (2,760,000)  (2,760,000)
                                          -----------  -----------  -----------
   Net cash used in financing
    activities..........................   (3,723,748)  (2,466,000)  (2,737,700)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................     (137,070)     321,859       68,729
Cash and Cash Equivalents at Beginning
 of Year................................      876,452      554,593      485,864
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   739,382  $   876,452  $   554,593
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 1,821,449  $ 1,720,668  $ 2,347,167
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      425,481      453,397      442,065
 Amortization...........................        3,494        2,498        2,167
 Equity in earnings of joint ventures,
  net of distributions..................      338,504       75,726       28,435
 Bad debt expense.......................          --        12,794          --
 Loss (gain) on sale of land and
  buildings.............................     (226,024)       6,652     (221,390)
 Provision for loss on land and
  building..............................          --        70,337          --
 Decrease in receivables................        8,607        5,422       41,531
 Decrease (increase) in prepaid
  expenses..............................        1,279         (180)      (1,202)
 Decrease in net investment in direct
  financing leases......................       37,907       34,215       30,885
 Increase in accrued rental income......      (40,515)     (39,669)     (21,520)
 Increase (decrease) in accounts
  payable and accrued expenses..........      (26,960)      31,976       11,162
 Increase in due to related parties.....        9,461       26,701       39,987
 Increase in rents paid in advance and
  deposits..............................        9,637       17,435       14,677
                                          -----------  -----------  -----------
   Total adjustments....................      540,871      697,304      366,797
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 2,362,320  $ 2,417,972  $ 2,713,964
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Deferred real estate disposition fees
  incurred and unpaid at December 31....  $    45,663  $       --   $       --
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   600,000  $   690,000  $   690,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund IV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture, Kingsville Real Estate Joint Venture, Warren Joint Venture, and a property in Clinton, North Carolina, held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of one of these leases is an operating lease. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments,

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 7,244,512  $ 8,328,572
   Buildings..........................................  11,986,556   13,684,194
                                                       -----------  -----------
                                                        19,231,068   22,012,766
   Less accumulated depreciation......................  (3,744,609)  (3,844,432)
                                                       -----------  -----------
                                                        15,486,459   18,168,334
   Less allowance for loss on land and building.......         --       (70,337)
                                                       -----------  -----------
                                                       $15,486,459  $18,097,997
                                                       ===========  ===========

   In July 1997, the Partnership entered into new leases for the properties in Portland and Winchester, Indiana, with a new tenant to operate the properties as Arby's restaurants. In connection therewith, the Partnership incurred $125,000 in renovation costs for each property.

   In November 1997, the Partnership sold its property in Douglasville, Georgia to an unrelated third party for $402,000 and received net sales proceeds of $378,149 (net of $2,546 which represents amounts due to the former tenant for prorated rent). This property was originally acquired by the Partnership in December 1994 and had a cost of approximately $363,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $16,900 in excess of its original purchase price. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote off the cumulative balance of such accrued rental income at the time of the sale of this property, resulting in a loss of $6,652 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only.

   In March 1998, the Partnership sold its property in Fort Myers, Florida, to a third party for $842,100 and received net sales proceeds of $794,690, resulting in a gain of $225,902 for financial reporting purposes. This property was originally acquired by the Partnership in December 1988 and had a cost of approximately $598,000 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the Property for approximately $196,700 in excess of its original purchase price.

   In March 1998, the Partnership sold its property in Union Township, Ohio to a third party for $680,000 and received net sales proceeds of $674,135, resulting in a loss of $104,987 for financial reporting purposes.

   In connection with the sale of the properties described above, the Partnership incurred deferred, subordinated, real estate disposition fees of $45,663 (see Note 10).

   In July 1998, the Partnership sold its property in Leesburg, Florida, for $565,000 and received net sales proceeds of $523,931, resulting in a loss for financial reporting purposes of $135,509. Due to the fact that at

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

December 31, 1997, the Partnership had recorded a provision for loss on land and building in the amount of $70,337 for this property, the Partnership recognized the remaining loss of $65,172 for financial reporting purposes in July 1998, relating to the sale.

   In September 1998, the Partnership sold its property in Naples, Florida, to a third party for $563,000 and received net sales proceeds of $533,598, resulting in a gain of $170,281 for financial reporting purposes. This property was originally acquired by the Partnership in December 1988 and had a cost of approximately $410,500 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $123,100 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $40,515, $39,669 and
$21,520, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,975,839
   2000.............................................................   1,977,929
   2001.............................................................   1,947,479
   2002.............................................................   1,951,578
   2003.............................................................   1,759,818
   Thereafter.......................................................  10,670,163
                                                                     -----------
                                                                     $20,282,806
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                           1998        1997
                                                        ----------  -----------
   Minimum lease payments receivable................... $1,660,791  $ 1,825,690
   Estimated residual values...........................    527,829      527,829
   Less unearned income................................   (957,138)  (1,084,130)
                                                        ----------  -----------
   Net investment in direct financing leases........... $1,231,482  $ 1,269,389
                                                        ==========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

   1999.............................................................. $  164,899
   2000..............................................................    164,899
   2001..............................................................    164,899
   2002..............................................................    164,899
   2003..............................................................    164,899
   Thereafter........................................................    836,296
                                                                      ----------
                                                                      $1,660,791
                                                                      ==========

                         CNL INCOME FUND IV, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   As of December 31, 1997, the Partnership had a 51 percent, a 26.6%, a 57 percent, a 96.1% and a 68.87% interest in the profits and losses of Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture and Kingsville Real Estate Joint Venture, respectively, and a 53 percent interest in the profits and losses of a property in Clinton, North Carolina, held as tenants-in-common with affiliates of the general partners.

   The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners. Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture, Kingsville Real Estate Joint Venture and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food or family-style restaurants.

   In September 1998, the Partnership entered into a joint venture arrangement, Warren Joint Venture, with an affiliate of the general partners, to hold one restaurant property. As of December 31, 1998, the Partnership had acquired a 35.71% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliates.

   The following presents the joint ventures' combined, condensed financial information at December 31:

                                                         1998        1997
                                                      ----------  ----------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for loss
    on land and building............................. $4,406,943  $3,338,372
   Net investment in direct financing leases less
    allowance for loss on building...................    626,594     842,633
   Cash..............................................     14,025      12,331
   Receivables.......................................     10,943      40,456
   Accrued rental income.............................    163,773     177,567
   Other assets......................................      2,513       2,029
   Liabilities.......................................     27,211      16,283
   Partners' capital.................................  5,197,580   4,397,105
   Revenues..........................................    368,058     434,177
   Provision for loss on land and buildings and net
    investment in direct financing lease.............   (441,364)   (147,039)
   Net income........................................   (212,388)    126,271

   The Partnership recognized a loss totalling $90,144 and income totalling $189,747 and $277,431 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Restricted Cash:

   As of December 31, 1998, the net sales proceeds of $533,598 from the sale of the property in Naples, Florida, plus accrued interest of $3,676 were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property on behalf of the Partnership.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

7. Receivables:

   In June 1997, the Partnership terminated the leases with the tenant of the properties in Portland and Winchester, Indiana. In connection therewith, the Partnership accepted a promissory note from the former tenant for $32,343 for amounts relating to past due real estate taxes the Partnership had accrued as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. As of December 31, 1998, the Partnership had collected the full amount of the promissory note.

8. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of property, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property not in liquidation of the Partnership is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,633,748, $2,760,000, and $2,760,000, respectively. Distributions for the year ended December 31, 1998 included $1,233,748 as a result of the distribution of net sales proceeds from the sale of the properties in Fort Myers, Florida and Union Township, Ohio. This amount was applied toward the limited partners' 10% Preferred Return. No distributions have been made to the general partners to date.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $1,821,449  $1,720,668  $2,347,167
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................      (8,014)     (9,203)    (17,764)
   Allowance for loss on land and
    building...............................         --       70,337         --
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      37,907      34,215      30,885
   Gain on sale of land and buildings for
    financial reporting purposes less than
    (in excess of) gain for tax reporting
    purposes...............................    (231,919)     44,918    (140,228)
   Capitalization of transaction costs for
    tax reporting purposes.................      18,286         --          --
   Equity in earnings of joint ventures for
    financial reporting purposes less than
    (in excess of) equity in earnings of
    joint ventures for tax reporting
    purposes...............................     319,186      51,115     (25,853)
   Allowance for doubtful accounts.........     (36,939)    138,647      (9,933)
   Accrued rental income...................     (40,515)    (39,669)    (21,520)
   Rents paid in advance...................       9,137       7,435      14,677
   Other...................................         501         --          --
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $1,889,079  $2,018,463  $2,177,431
                                             ==========  ==========  ==========

10. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director, and vice chairman of the Board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. For the year ended December 31, 1998, the Partnership incurred $45,663 in deferred, subordinated, real estate disposition fees as a result of the sales of properties. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997 and 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $94,365, $81,838 and $85,899 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                  1998    1997
                                                                -------- -------
   Due to the Affiliate:
     Expenditures incurred on behalf of the Partnership........ $ 53,363 $48,126
     Accounting and administrative services....................   49,952  40,728
     Deferred, subordinated real estate disposition fee........   45,663     --
   Other.......................................................      --    5,000
                                                                -------- -------
                                                                $148,978 $93,854
                                                                ======== =======

11. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for each of the years ended December 31:

                                                        1998     1997     1996
                                                      -------- -------- --------
   Shoney's, Inc..................................... $413,755 $427,238 $425,390
   Tampa Foods, L.P..................................      N/A      N/A  291,347

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Shoney's......................................... $541,175 $557,303 $557,841
   Wendy's Old Fashioned Hamburger Restaurants......  437,896  432,585  499,305
   Denny's..........................................      N/A  345,749  360,080
   Taco Bell........................................      N/A  262,909  251,314

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

12. Subsequent Events:

   In January 1999, the Partnership used the net sales proceeds from the sale of the property in Naples, Florida to invest in a Property in Zephyrhills, Florida, with an affiliate of the general partners as tenants-in-common for a 76 percent interest in the property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates. On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,668,016 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $26,259,630 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

13. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 12 being adjusted to 1,334,008 shares valued at $20.00 per APF share.

                          CNL INCOME FUND V, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-161

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................  F-162

Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-163

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-164

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-165

Report of Independent Accountants.......................................  F-168

Balance Sheets as of December 31, 1998 and 1997.........................  F-169

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-170

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-171
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-172

Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-173

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,819,239 and $1,895,755
 and allowance for loss on land and buildings of
 $653,851 in 1999 and 1998............................  $ 9,695,760 $10,660,128
Net investment in direct financing leases.............    1,699,719   1,708,966
Investment in joint ventures..........................    2,277,228   2,282,012
Mortgage notes receivable, less deferred gain.........    1,649,736   1,748,060
Cash and cash equivalents.............................    1,764,502     352,648
Receivables, less allowance for doubtful accounts of
 $141,505 in 1999 and 1998............................       29,299      87,490
Prepaid expenses......................................        7,626       1,872
Accrued rental income.................................      254,992     239,963
Other assets..........................................       54,346      54,346
                                                        ----------- -----------
                                                        $17,433,208 $17,135,485
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    32,014 $     7,546
Accrued and escrowed real estate taxes payable........       12,903      10,361
Distributions payable.................................      500,000     500,000
Due to related parties................................      268,812     228,448
Rents paid in advance.................................       37,775       6,112
                                                        ----------- -----------
    Total liabilities.................................      851,504     752,467
Commitment (Note 6)
Minority interest.....................................      151,531     155,916
Partners' capital.....................................   16,430,173  16,227,102
                                                        ----------- -----------
                                                        $17,433,208 $17,135,485
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                 March 31,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
Revenues:
  Rental income from operating leases....................... $284,961 $300,322
  Earned income from direct financing leases................   45,883   59,541
  Contingent rental income..................................    8,087   25,898
  Interest and other income.................................   58,654   92,358
                                                             -------- --------
                                                              397,585  478,119
                                                             -------- --------
Expenses:
  General operating and administrative......................   36,114   38,554
  Professional services.....................................    5,392    4,018
  Real estate taxes.........................................    7,805    6,664
  State and other taxes.....................................    5,957    7,747
  Depreciation..............................................   64,112   67,206
  Transaction costs.........................................   31,470      --
                                                             -------- --------
                                                              150,850  124,189
                                                             ======== ========
Income Before Minority Interest in Loss of Consolidated
 Joint Venture, Equity in Earnings of Unconsolidated Joint
 Ventures and Gain on Sale of Land and Buildings............  246,735  353,930
Minority Interest in Loss of Consolidated Joint Venture.....    4,385    5,417
Equity in Earnings of Unconsolidated Joint Ventures.........   56,838   35,221
Gain on Sale of Land and Buildings..........................  395,113  441,613
                                                             -------- --------
Net Income.................................................. $703,071 $836,181
                                                             ======== ========
Allocation of Net Income:
  General partners.......................................... $  5,435 $  7,089
  Limited partners..........................................  697,636  829,092
                                                             -------- --------
                                                             $703,071 $836,181
                                                             ======== ========
Net Income Per Limited Partner Unit......................... $  13.95 $  16.58
                                                             ======== ========
Weighted Average Number of Limited Partner Units Outstand-
 ing........................................................   50,000   50,000
                                                             ======== ========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   503,730  $   493,982
  Net income........................................        5,435        9,748
                                                      -----------  -----------
                                                          509,165      503,730
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   15,723,372   18,026,552
  Net income........................................      697,636    1,535,147
  Distributions ($10.00 and $76.77 per limited
   partner unit, respectively)......................     (500,000)  (3,838,327)
                                                      -----------  -----------
                                                       15,921,008   15,723,372
                                                      -----------  -----------
Total partners' capital.............................  $16,430,173  $16,227,102
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                           Quarter Ended
                                                              March 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
 Net Cash Provided by Operating Activities............. $  520,276  $  460,505
                                                        ----------  ----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and buildings.............  1,113,759   2,125,220
  Additions to land and building on operating lease....        --     (125,000)
  Collections on mortgage note receivable..............    277,819       4,788
                                                        ----------  ----------
   Net cash provided by investing activities...........  1,391,578   2,005,008
                                                        ----------  ----------
 Cash Flows from Financing Activities:
  Distributions to limited partners....................   (500,000)   (575,000)
                                                        ----------  ----------
   Net cash used in financing activities...............   (500,000)   (575,000)
                                                        ----------  ----------
Net Increase in Cash and Cash Equivalents..............  1,411,854   1,890,513
Cash and Cash Equivalents at Beginning of Quarter......    352,648   1,361,290
                                                        ----------  ----------
Cash and Cash Equivalents at End of Quarter............ $1,764,502  $3,251,803
                                                        ==========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
 Deferred real estate disposition fees incurred and
  unpaid at end of quarter............................. $      --   $   65,400
                                                        ==========  ==========
 Distributions declared and unpaid at end of quarter... $  500,000  $2,338,327
                                                        ==========  ==========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund V, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 66.5% interest in CNL/Longacre Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Land and Buildings on Operating Leases:

   During the quarter ended March 31, 1999, the Partnership sold its properties in Endicott and Ithaca, New York, to the tenant for a total of $1,125,000 and received net sales proceeds of $1,113,759 resulting in a total gain of $213,503 for financial reporting purposes. These properties were originally acquired by the Partnership in December 1989 and had costs totaling approximately $942,600, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $171,200 in excess of their original purchase prices.

3. Mortgage Notes Receivable:

   As of December 31, 1998, the Partnership had accepted two promissory notes in connection with the sale of two of its properties. During the quarter ended March 31, 1999, the borrower relating to the promissory note accepted in connection with the sale of the property in St. Cloud, Florida, made an advance payment of principal in the amount of $272,500 which was applied to the outstanding principal balance relating to this promissory note. As a result of the advance payment of principal, the Partnership recognized the remaining gain of $181,610 relating to this property, in accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate."

4. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,049,031 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $20,212,956 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

5. Concentration of Credit Risk:

   The following schedule presents total rental, earned, and mortgage interest income from individual lessees and borrowers, each representing more than ten percent of the Partnership's total rental, earned, and mortgage interest income (including the Partnership's share of total rental and earned income from joint ventures and properties held as tenants-in-common with affiliates), for each of the quarters ended March 31:

                                                                     1999   1998
                                                                    ------- ----
     Golden Corral Corporation..................................... $48,878 N/A
     Slaymaker Group, Inc..........................................  46,131 N/A

   In addition, the following schedule presents total rental, earned, and mortgage interest income from individual restaurant chains, each representing more than ten percent of the Partnership's rental, earned, and mortgage interest income (including the Partnership's share of total rental and earned income from joint ventures and properties held as tenants-in-common with affiliates) for each of the quarters ended March 31:

                                                                  1999    1998
                                                                 ------- -------
     Golden Corral.............................................. $48,878 $   N/A
     Tony Roma's................................................  46,131     N/A
     Denny's....................................................     N/A  50,175

   The information denoted by N/A indicates that for the applicable period presented, the tenant and the chain did not represent more than ten percent of the Partnership's total rental, earned, and mortgage interest income.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains, could significantly impact the results of operations of the Partnership if the Partnership is not able to release the properties in a timely manner.

6. Commitment:

   During the quarter ended March 31, 1999, Halls Joint Venture (in which the Partnership owns a 48.9% interest) entered into an agreement with the tenant to sell the property owned by the joint venture. The general partners believe that the anticipated sale price will exceed the net carrying value of the property. As of May 13, 1999, the sale had not occurred.

7. Subsequent Event:

   In April 1999, the Partnership collected the remaining outstanding balance relating to the promissory note collateralized by the property in St. Cloud, Florida (see Note 3).

8. APF Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 4 being adjusted to 1,024,516 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund V, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund V, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 18, 1999, except for Note 12 for which the date is March 11, 1999 and
 Note 13 for which the date is June 3, 1999

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings.................................... $10,660,128 $12,421,143
Net investment in direct financing leases..............   1,708,966   2,277,481
Investment in joint ventures...........................   2,282,012   1,558,709
Mortgage notes receivable, less deferred gain..........   1,748,060   1,758,167
Cash and cash equivalents..............................     352,648   1,361,290
Receivables, less allowance for doubtful accounts of
 $141,505 and $137,892.................................      87,490     108,261
Prepaid expenses.......................................       1,872       9,307
Accrued rental income..................................     239,963     169,726
Other assets...........................................      54,346      54,346
                                                        ----------- -----------
                                                        $17,135,485 $19,718,430
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     7,546 $    24,229
Accrued construction costs payable.....................         --      125,000
Accrued and escrowed real estate taxes payable.........      10,361      93,392
Distributions payable..................................     500,000     575,000
Due to related parties.................................     228,448     143,867
Rents paid in advance and deposits.....................       6,112      13,479
                                                        ----------- -----------
    Total liabilities..................................     752,467     974,967
Minority interest......................................     155,916     222,929
Partners' capital......................................  16,227,102  18,520,534
                                                        ----------- -----------
                                                        $17,135,485 $19,718,430
                                                        =========== ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Revenues:
  Rental income from operating leases......  $1,168,301  $1,343,833  $1,746,021
  Earned income from direct financing
   leases..................................     199,002     157,134     185,552
  Contingent rental income.................     133,179     233,663     130,167
  Interest and other income................     282,795     302,503     147,804
                                             ----------  ----------  ----------
                                              1,783,277   2,037,133   2,209,544
                                             ----------  ----------  ----------
Expenses:
  General operating and administrative.....     166,878     166,346     178,991
  Professional services....................      20,542      23,172      22,605
  Bad debt expense.........................       5,882       9,007         --
  Real estate taxes........................      35,434      39,619      40,711
  State and other taxes....................       9,658      11,897      12,492
  Depreciation and amortization............     267,254     324,431     376,766
  Transaction costs........................      14,644         --          --
                                             ----------  ----------  ----------
                                                520,292     574,472     631,565
                                             ----------  ----------  ----------
Income Before Minority Interest in Loss of
 Consolidated Joint Venture, Equity in
 Earnings Of Unconsolidated Joint Ventures,
 Gain on Sale of Land and Buildings and
 Provision for Loss on Land and Buildings..   1,262,985   1,462,661   1,577,979
Minority interest in Loss of Consolidated
 Joint Venture.............................      67,013      54,622      23,884
Equity in Earnings of Unconsolidated Joint
 Ventures..................................     173,941      56,015      46,452
Gain on Sale of Land and Buildings.........     444,113     409,311      19,369
Provision for Loss on Land and Buildings ..    (403,157)   (250,694)   (239,525)
                                             ----------  ----------  ----------
Net Income.................................  $1,544,895  $1,731,915  $1,428,159
                                             ==========  ==========  ==========
Allocation of Net Income:
  General partners.........................  $    9,748  $   11,809  $   12,513
  Limited partners.........................   1,535,147   1,720,106   1,415,646
                                             ----------  ----------  ----------
                                             $1,544,895  $1,731,915  $1,428,159
                                             ==========  ==========  ==========
Net Income Per Limited Partner Unit........  $    30.70  $    34.40  $    28.31
                                             ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding.........................      50,000      50,000      50,000
                                             ==========  ==========  ==========

              See accompanying notes to financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                          General Partners                  Limited Partners
                          ----------------- -------------------------------------------------
                                   Accumu-                              Accumu-
                          Contri-   lated     Contri-     Distri-        lated    Syndication
                          butions  Earnings   butions     butions      Earnings      Costs        Total
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995...................  $ 77,500 $126,460 $25,000,000 $(15,168,240) $12,524,040 $(2,865,000) $19,694,760
 Contributions from
  general partner.......   159,700      --          --           --           --          --       159,700
 Distributions to
  limited partners ($46
  per limited partner
  unit).................       --       --          --    (2,300,000)         --          --    (2,300,000)
 Net income.............       --    12,513         --           --     1,415,646         --     1,428,159
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................   237,200  138,973  25,000,000  (17,468,240)  13,939,686  (2,865,000)  18,982,619
 Contributions from
  general partner.......   106,000      --          --           --           --          --       106,000
 Distributions to
  limited partners ($46
  per limited partner
  unit).................       --       --          --    (2,300,000)         --          --    (2,300,000)
 Net income.............       --    11,809         --           --     1,720,106         --     1,731,915
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................   343,200  150,782  25,000,000  (19,768,240)  15,659,792  (2,865,000)  18,520,534
 Distributions to
  limited partners ($77
  per limited partner
  unit).................       --       --          --    (3,838,327)         --          --    (3,838,327)
 Net income.............       --     9,748         --           --     1,535,147         --     1,544,895
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1998...................  $343,200 $160,530 $25,000,000 $(23,606,567) $17,194,939 $(2,865,000) $16,227,102
                          ======== ======== =========== ============  =========== ===========  ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 1,490,412  $ 1,771,467  $ 2,083,722
 Distributions from unconsolidated joint
  ventures..............................      215,839       53,176       53,782
 Cash paid for expenses.................     (331,363)    (305,341)    (161,730)
 Interest received......................      274,847      293,929      127,971
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    1,649,735    1,813,231    2,103,745
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  buildings.............................    2,125,220    5,271,796      100,000
 Additions to land and buildings on
  operating leases......................     (125,000)  (1,900,790)         --
 Investment in direct financing leases..          --      (911,072)         --
 Investment in joint ventures...........     (765,201)  (1,090,062)         --
 Collections on mortgage notes
  receivable............................       19,931        9,265        6,712
 Other..................................          --           --       (26,287)
                                          -----------  -----------  -----------
  Net cash provided by investing
   activities...........................    1,254,950    1,379,137       80,425
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Contributions from general partner.....          --       106,000      159,700
 Distributions to limited partners......   (3,913,327)  (2,300,000)  (2,300,000)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,913,327)  (2,194,000)  (2,140,300)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................   (1,008,642)     998,368       43,870
Cash and Cash Equivalents at Beginning
 of Year................................    1,361,290      362,922      319,052
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   352,648  $ 1,361,290  $   362,922
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 1,544,895  $ 1,731,915  $ 1,428,159
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Bad debt expense.......................        5,882        9,007          --
 Depreciation...........................      267,254      324,431      376,766
 Minority interest in loss of
  consolidated joint venture............      (67,013)     (54,622)     (23,884)
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..       41,898       (2,839)       7,330
 Gain on sale of land and buildings.....     (444,113)    (409,311)     (19,369)
 Provisions for loss on land and
  buildings.............................      403,157      250,694      239,525
 Decrease in net investment in direct
  financing leases......................       38,017       42,682       46,387
 Decrease (increase) in accrued interest
  on mortgage note receivable...........       (6,533)       6,788       (9,414)
 Decrease (increase) in receivables.....       17,333      (43,006)      10,270
 Decrease in prepaid expenses...........        7,435        1,109        1,505
 Increase in accrued rental income......      (70,237)     (19,527)     (27,875)
 Increase (decrease) in accounts payable
  and accrued expenses..................     (100,554)     (12,509)      32,032
 Increase (decrease) in due to related
  parties...............................       19,181      (13,322)      59,945
 Increase (decrease) in rents paid in
  advance and deposits..................       (6,867)       1,741      (17,632)
                                          -----------  -----------  -----------
  Total adjustments.....................      104,840       81,316      675,586
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 1,649,735  $ 1,813,231  $ 2,103,745
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage note accepted in connection
  with sale of land and buildings.......  $       --   $       --   $ 1,057,299
                                          ===========  ===========  ===========
 Deferred real estate disposition fees
  incurred and unpaid at end of year....  $    65,400  $       --   $    34,500
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   500,000  $   575,000  $   575,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund V, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income are considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 66.5% interest in CNL/Longacre Joint Venture, a Florida general partnership, using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership accounts for its interest in Cocoa Joint Venture, Halls Joint Venture, RTO Joint Venture and a property in each of Mesa, Arizona and Vancouver, Washington, held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and properties.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases;

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

however, some leases have been classified as direct financing leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                         1998         1997
                                                      -----------  -----------
     Land............................................ $ 5,352,136  $ 6,069,665
     Buildings.......................................   7,857,598    8,546,530
                                                      -----------  -----------
                                                       13,209,734   14,616,195
     Less accumulated depreciation...................  (1,895,755)  (1,944,358)
                                                      -----------  -----------
                                                       11,313,979   12,671,837
     Less allowance for loss on land and buildings...    (653,851)    (250,694)
                                                      -----------  -----------
                                                      $10,660,128  $12,421,143
                                                      ===========  ===========

   In January 1997, the Partnership sold its property in Franklin, Tennessee, to the tenant for $980,000 and received net sales proceeds of $960,741. Since the Partnership had established an allowance for loss on land and building as of December 31, 1996, no loss was recognized during 1997 as a result of the sale. The Partnership used $360,000 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners.

   In June 1997, the Partnership entered into an operating agreement for the property located in South Haven, Michigan, with an operator to operate the property as an Arby's restaurant. In connection therewith, the Partnership used approximately $120,400 of the net sales proceeds from the sale of the property in Franklin, Tennessee, for conversion costs associated with the Arby's property. The Partnership reinvested the majority of the remaining net sales proceeds in additional properties.

   During 1997, the Partnership sold its properties in Salem, New Hampshire; Port St. Lucie, Florida; and Tampa, Florida for a total of $3,365,172 and received net sales proceeds totalling $3,291,566 resulting in a total gain of $447,521 for financial reporting purposes. These properties were originally acquired by the Partnership in 1989 and had total costs of approximately $2,934,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the properties for approximately $357,300 in excess of their original purchase prices. The Partnership reinvested the majority of net sales proceeds in additional properties.

   In November 1997, the Partnership sold its property in Richmond, Indiana, to a third party for $400,000 and received net sales proceeds of $385,179. As a result of this transaction, the Partnership recognized a loss of $141,567 for financial reporting purposes. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Vancouver, Washington, as tenants-in-common with affiliates of the general partners (see Note 5).

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   During the year ended December 31, 1998, the Partnership sold its properties in Port Orange, Florida, and Tyler, Texas to the tenants for a total of $2,180,000 and received net sales proceeds totalling $2,125,220, resulting in a total gain of $440,822 for financial reporting purposes. These properties were originally acquired by the Partnership in 1988 and 1989 and had costs totaling approximately $1,791,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $333,900 in excess of their original purchase prices. In connection with the sale of the properties, the Partnership incurred deferred, subordinated, real estate disposition fees of $65,400 (see Note 10).

   In July 1997, the Partnership entered into a new lease for the property in Connorsville, Indiana, with a new tenant to operate the property as an Arby's restaurant. In connection therewith, during 1998, the Partnership paid $125,000 in renovation costs.

   In 1997, the Partnership established an allowance for loss on land and buildings of $250,694, for financial reporting purposes, relating to the properties in Belding, Michigan and Lebanon, New Hampshire. Due to the fact that the Partnership has not been able to successfully re-lease these properties, the Partnership increased the allowance by $155,612 for the property in Belding, Michigan, and $122,875 for the property in Lebanon, New Hampshire, owned by the Partnership's consolidated joint venture, CNL/Longacre Joint Venture at December 31, 1998. In addition, at December 31, 1998, the Partnership established an allowance for loss on land and building of $124,670 relating to the property located in Daleville, Indiana, due to the fact that the tenant terminated the lease with the Partnership. The allowances represent the difference between the net carrying values of the properties at December 31, 1998 and current estimates of net realizable values for these properties.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $70,237, $19,527, and
$27,875, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

     1999........................................................... $ 1,087,538
     2000...........................................................   1,101,658
     2001...........................................................   1,075,591
     2002...........................................................     987,031
     2003...........................................................     999,957
     Thereafter.....................................................   8,250,965
                                                                     -----------
                                                                     $13,502,740
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant gross sales.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                            1998        1997
                                                         ----------  ----------
     Minimum lease payments receivable.................. $3,260,110  $4,213,033
     Estimated residual values..........................    566,502     806,792
     Less unearned income............................... (2,117,646) (2,742,344)
                                                         ----------  ----------
     Net investment in direct financing leases.......... $1,708,966  $2,277,481
                                                         ==========  ==========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

     1999............................................................ $  220,518
     2000............................................................    220,518
     2001............................................................    220,518
     2002............................................................    220,518
     2003............................................................    220,518
     Thereafter......................................................  2,157,520
                                                                      ----------
                                                                      $3,260,110
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   In May 1997, the Partnership sold its property in Smyrna, Tennessee, to a third party for $655,000 and received net sales proceeds of $634,310, resulting in a gain of $101,995 for financial reporting purposes. This property was originally acquired by the Partnership in March 1989 and had a cost of approximately $569,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $64,800 in excess of its original purchase price. The Partnership used approximately $82,500 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. In addition, the Partnership reinvested the remaining net sales proceeds in additional properties as tenants-in-common with affiliates of the general partners.

   In June 1998, the Partnership terminated its lease with the tenant of the property in Daleville, Indiana. As a result, the Partnership reclassified these assets from net investment in direct financing lease to land and building on operating lease. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing lease was recorded for financial reporting purposes.

5. Investment in Joint Ventures:

   As of December 31, 1998, the Partnership had a 43 percent and a 48.9% interest in the profits and losses of Cocoa Joint Venture and Halls Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In October 1997, the Partnership used a portion of the net sales proceeds from the sale of the Property in Smyrna, Tennessee to acquire a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 42.09% interest in this property.

   In addition, in December 1997, the Partnership used some or all of the net sales proceeds from the sales of the Properties in Franklin, Tennessee; Richmond, Indiana, and Smyrna, Tennessee to acquire a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 27.78% interest in this property.

   In May, 1998, the Partnership entered into a joint venture arrangement, RTO Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. Construction was completed and rent commenced in December 1998. As of December 31, 1998, the Partnership had contributed $766,746 to the joint venture. The Partnership holds a 53.12% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   Cocoa Joint Venture, Halls Joint Venture, RTO Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants.

   The following presents the combined condensed financial information for all of the Partnership's investments in joint ventures at December 31:

                                                           1998       1997
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation........................... $4,812,568 $4,277,972
   Net investment in direct financing lease............    817,525        --
   Cash................................................     17,992     24,994
   Receivables.........................................      5,168      4,417
   Prepaid expenses....................................        458        270
   Accrued rental income...............................    112,279     68,819
   Liabilities.........................................     46,398      1,250
   Partners' capital...................................  5,719,592  4,375,222
   Revenues............................................    555,103    151,242
   Net income..........................................    454,922    121,605

   The Partnership recognized income totaling $173,941, $56,015, and $46,452 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Mortgage Notes Receivable:

   In connection with the sale in 1995 of its property in Myrtle Beach, South Carolina, the Partnership accepted a promissory note in the principal sum of $1,040,000, collateralized by a mortgage on the property. The promissory note bears interest at 10.25% per annum and is being collected in 59 equal monthly

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

installments of $9,319, including interest, with a balloon payment of $991,332 due in July 2000. As a result of this sale being accounted for using the installment sales method for financial reporting purposes as required by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Partnership recognized a gain of $1,134, $1,024, and $924 for the years ended December 31, 1998, 1997, and 1996, respectively.

   In addition, in connection with the sale in 1996 of its property in St. Cloud, Florida, the Partnership accepted a promissory note in the principal sum of $1,057,299, representing the balance of the sales price of $1,050,000 plus tenant closing costs in the amount of $7,299 that the Partnership financed on behalf of the tenant. The note is collateralized by a mortgage on the property. The promissory note bears interest at a rate of 10.75% per annum and was being collected in 12 monthly installments of interest only, and thereafter in 168 equal monthly installments of principal and interest. As a result of this sale being accounted for using the installment sales method for financial reporting purposes as required by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Partnership recognized a gain of $2,157, $338, and $18,445 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The mortgage notes receivable consisted of the following at December 31:

                                                          1998        1997
                                                       ----------  ----------
     Principal balance................................ $2,049,981  $2,069,912
     Accrued interest receivable......................     17,945      11,412
     Less deferred gains on sale of land and build-
      ings............................................   (319,866)   (323,157)
                                                       ----------  ----------
                                                       $1,748,060  $1,758,167
                                                       ==========  ==========

   The general partners believe that the estimated fair values of mortgage notes receivable at December 31, 1998 and 1997, approximate the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Receivables:

   In June 1997, the Partnership terminated the leases with the tenant of the properties in Connorsville and Richmond, Indiana. In connection therewith, the Partnership accepted a promissory note from the former tenant for $35,297 for amounts relating to past due real estate taxes the Partnership had accrued as a result of the former tenant's financial difficulties. The promissory note is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1998 and 1997, included $25,783 and $37,099, respectively of such amounts, including accrued interest of $1,802 in 1997.

8. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1998, the Partnership declared distributions to the limited partners of $3,838,327, and during each of the years ended December 31, 1997 and 1996, the Partnership distributed $2,300,000. Distributions for 1998 included $1,838,327 as a result of the distribution of net sales proceeds from the 1997 and 1998 sales of the properties in Tampa and Port Orange, Florida. This amount was applied toward the limited partners' 10% Preferred Return. No distributions have been made to the general partners to date.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
     Net income for financial reporting
      purposes.............................  $1,544,895  $1,731,915  $1,428,159
     Depreciation for tax reporting
      purposes less than (in excess of)
      depreciation for financial
      reporting purposes...................      18,802     (23,618)    (28,058)
     Gain on disposition of land and
      buildings for financial reporting
      purposes in excess of gain for tax
      reporting purposes...................     (16,347)   (354,648)     (1,606)
     Allowance for loss on land and
      buildings............................     403,157     250,694     239,525
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................      38,017      42,682      46,387
     Equity in earnings of unconsolidated
      joint ventures for tax reporting
      purposes in excess of (less than)
      equity in earnings of unconsolidated
      joint ventures for financial
      reporting purposes...................      10,795      (1,914)     (1,900)
     Capitalization of transaction costs
      for tax reporting purposes...........      14,644         --          --
     Allowance for doubtful accounts.......       3,613     100,149      33,254
     Accrued rental income.................     (70,237)    (19,527)    (27,875)
     Capitalization of administrative
      expenses for tax reporting purposes..      22,990         --          --
     Rents paid in advance.................      (6,867)      1,241     (17,632)
     Minority interest in temporary
      differences of consolidated joint
      venture..............................     (84,622)    (41,515)       (343)
     Other.................................       1,705      36,721         --
                                             ----------  ----------  ----------
     Net income for federal income tax
      purposes.............................  $1,880,545  $1,722,180  $1,669,911
                                             ==========  ==========  ==========

10. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services in the same geographic area. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 1998, 1997, and 1996.

   The Affiliate of the Partnership is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the years ended December 31, 1998 and 1996, the Partnership incurred a deferred, subordinated real estate disposition fee of $65,400 and $34,500, respectively, as the result of the sale of the properties during 1998 and 1996, respectively. No deferred, subordinated real estate disposition fee was incurred for the year ended December 31, 1997 due to the reinvestment of net sales proceeds in additional properties.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $94,611, $80,145, and $83,563 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1997, the Partnership and an affiliate of the general partners acquired a property in Mesa, Arizona, as tenants-in-common for a purchase price of $1,084,111 (of which the Partnership contributed $460,911 or 42.23%) from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the Partnership's percent of interest in the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties consisted of the following at December 31:

                                                                1998     1997
                                                              -------- --------
     Due to Affiliates:
       Expenditures incurred on behalf of the Partnership.... $ 77,907 $ 67,106
       Accounting and administrative services................   50,641   42,261
       Deferred, subordinated real estate disposition fee....   99,900   34,500
                                                              -------- --------
                                                              $228,448 $143,867
                                                              ======== ========

11. Concentration of Credit Risk:

   The following schedule presents total rental and earned income (including mortgage interest income) from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
     Golden Corral Corporation...................... $195,511 $195,511 $    N/A
     Shoney's, Inc..................................      N/A  229,795  241,119

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, the following schedule presents total rental and earned income (including mortgage interest income) from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income and mortgage interest income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
     Wendy's Old Fashioned Hamburger Restaurant.... $220,347 $302,253 $293,817
     Golden Corral Family Steakhouse...............  195,511      N/A      N/A
     Denny's.......................................      N/A  312,510  310,021
     Perkins.......................................      N/A  228,492  268,939

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income (including mortgage interest income).

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains, could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

12. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,049,031 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $20,212,956 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

13. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 12 being adjusted to 1,024,516 shares valued at $20.00 per APF share.

                            CNL INCOME FUND VI, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-185

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................  F-186

Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-187

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-188

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-189

Report of Independent Accountants.......................................  F-191

Balance Sheets as of December 31, 1998 and 1997.........................  F-192

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-193

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-194

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-195

Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-196

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,699,926 and
 $3,586,086........................................... $18,446,004 $18,559,844
Net investment in direct financing leases.............   3,913,621   3,929,152
Investment in joint ventures..........................   5,064,213   5,021,121
Cash and cash equivalents.............................   1,158,507   1,170,686
Receivables, less allowance for doubtful accounts of
 $322,603 and $323,813................................      63,010     150,912
Prepaid expenses......................................       8,422         949
Lease costs, less accumulated amortization of $7,594
 and $7,181...........................................      10,106      10,519
Accrued rental income, less allowance for doubtful
 accounts of $41,869 and $38,944......................     809,258     785,982
Other assets..........................................      26,731      26,731
                                                       ----------- -----------
                                                       $29,499,872 $29,655,896
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    38,776 $     8,173
Accrued and escrowed real estate taxes payable........       5,041       2,500
Due to related party..................................       9,648      19,403
Distributions payable.................................     787,500     857,500
Rents paid in advance and deposits....................      47,442      28,241
                                                       ----------- -----------
    Total liabilities.................................     888,407     915,817
Commitment (Note 3)
Minority interest.....................................     147,449     144,949
Partners' capital.....................................  28,464,016  28,595,130
                                                       ----------- -----------
                                                       $29,499,872 $29,655,896
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                             Quarter Ended
                                                                March 31,
                                                           --------------------
                                                             1999       1998
                                                           --------  ----------
Revenues:
 Rental income from operating leases.....................  $600,737  $  632,051
 Earned income from direct financing leases..............   112,080     124,209
 Contingent rental income................................     9,175      32,390
 Interest and other income...............................    15,456      36,676
                                                           --------  ----------
                                                            737,448     825,326
                                                           --------  ----------
Expenses:
 General operating and administrative....................    40,783      45,465
 Professional services...................................     4,710       5,870
 State and other taxes...................................     9,466       9,905
 Depreciation and amortization...........................   114,253     115,910
 Transaction costs.......................................    33,125         --
                                                           --------  ----------
                                                            202,337     177,150
                                                           --------  ----------
Income Before Minority Interest in Income of Consolidated
 Joint Venture, Equity in Earnings of Unconsolidated
 Joint Ventures and Gain on Sale of Land and Buildings...   535,111     648,176
Minority Interest in Income of Consolidated Joint
 Venture.................................................    (2,500)    (12,881)
Equity in Earnings of Unconsolidated Joint Ventures......   123,775      56,496
Gain on Sale of Land and Buildings.......................       --      345,122
                                                           --------  ----------
Net Income...............................................  $656,386  $1,036,913
                                                           ========  ==========
Allocation of Net Income:
 General partners........................................  $  6,564  $    8,488
 Limited partners........................................   649,822   1,028,425
                                                           --------  ----------
                                                           $656,386  $1,036,913
                                                           ========  ==========
Net Income Per Limited Partner Unit......................  $   9.28  $    14.69
                                                           ========  ==========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................    70,000      70,000
                                                           ========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   257,690  $   229,363
  Net income........................................        6,564       28,327
                                                      -----------  -----------
                                                          264,254      257,690
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   28,337,440   28,564,886
  Net income........................................      649,822    2,992,554
  Distributions ($11.25 and $46.00 per limited
   partner unit, respectively)......................     (787,500)  (3,220,000)
                                                      -----------  -----------
                                                       28,199,762   28,337,440
                                                      -----------  -----------
Total partners' capital.............................  $28,464,016  $28,595,130
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                            Quarter Ended
                                                              March 31,
                                                        -----------------------
                                                           1999        1998
                                                        ----------  -----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities...........  $  960,251  $   861,169
                                                        ----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and buildings..........         --     1,932,253
    Additions to land and buildings on operating
     leases...........................................         --      (125,000)
    Investment in joint ventures......................    (114,930)  (1,253,755)
    Decrease (Increase) in restricted cash............         --      (536,967)
                                                        ----------  -----------
      Net cash provided by (used in) investing
       activities.....................................    (114,930)      16,531
                                                        ----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................    (857,500)    (787,500)
    Distributions to holder of minority interest......         --        (9,801)
                                                        ----------  -----------
      Net cash used in financing activities...........    (857,500)    (797,301)
                                                        ----------  -----------
Net Increase (Decrease) in Cash and Cash Equivalents..     (12,179)      80,399
Cash and Cash Equivalents at Beginning of Quarter.....   1,170,686    1,614,759
                                                        ----------  -----------
Cash and Cash Equivalents at End of Quarter...........  $1,158,507  $ 1,695,158
                                                        ==========  ===========
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of
   quarter............................................  $  787,500  $   787,500
                                                        ==========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VI, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its approximate 66 percent interest in the accounts of Caro Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Merger Transaction:

   On March 11, 1999 the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,730,388 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,721,726 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

partner of the CNL Income Funds files a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

3. Commitments:

   During the quarter ended March 31, 1999, one of the Partnership's tenants decided to exercise the option under its four lease agreements to purchase four of the Partnership's Burger King properties. The general partners believe that the anticipated sales price for each property exceeds the Partnership's net carrying value attributable to each of the respective properties. As of May 13, 1999, the sales had not occurred.

4. APF Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 1,865,194 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund VI, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund VI, Ltd. ( a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 19, 1999, except for Note 12,

 for which the date is March 11, 1999 and

 Note 13 for which the date is June 3, 1999

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $18,559,844 $20,785,684
Net investment in direct financing leases, less
 allowance for impairment in carrying value............   3,929,152   4,708,841
Investment in joint ventures...........................   5,021,121   1,130,139
Cash and cash equivalents..............................   1,170,686   1,614,759
Restricted cash........................................         --      709,227
Receivables, less allowance for doubtful accounts of
 $323,813 and $363,410.................................     150,912     157,989
Prepaid expenses.......................................         949       4,235
Lease costs, less accumulated amortization of $7,181
 and $5,581............................................      10,519      12,119
Accrued rental income, less allowance for doubtful
 accounts of $38,944 and $27,245.......................     785,982     843,345
Other assets...........................................      26,731      26,731
                                                        ----------- -----------
                                                        $29,655,896 $29,993,069
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     8,173 $    14,138
Accrued construction costs payable.....................         --      125,000
Accrued and escrowed real estate taxes payable.........       2,500      38,025
Due to related parties.................................      19,403      32,019
Distributions payable..................................     857,500     787,500
Rents paid in advance and deposits.....................      28,241      57,663
                                                        ----------- -----------
    Total liabilities..................................     915,817   1,054,345
Minority interest......................................     144,949     144,475
Partners' capital......................................  28,595,130  28,794,249
                                                        ----------- -----------
                                                        $29,655,896 $29,993,069
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $2,520,346  $2,465,817  $2,776,776
  Adjustments to accrued rental income....    (167,227)    (17,548)       (537)
  Earned income from direct financing
   leases.................................     470,258     449,133     557,426
  Contingent rental income................     156,676     147,437     110,073
  Interest and other income...............     110,502     119,961      49,056
                                            ----------  ----------  ----------
                                             3,090,555   3,164,800   3,492,794
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     160,358     156,847     159,388
  Professional services...................      32,400      25,861      32,272
  Bad debt expense........................      12,854     131,184         --
  Real estate taxes.......................         --       43,676         --
  State and other taxes...................      10,392       8,969       7,930
  Depreciation and amortization...........     458,558     473,828     483,573
  Transaction costs.......................      20,211         --          --
                                            ----------  ----------  ----------
                                               694,773     840,365     683,163
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint
 Ventures, Gain (Loss) on Sale of Land and
 Buildings and Net Investment in Direct
 Financing Leases and Provision for Loss
 on Land and Building and Impairment in
 Carrying Value of Net Investment in
 Direct Financing Lease...................   2,395,782   2,324,435   2,809,631
Minority interest in Income of Consoli-
 dated Joint Venture......................     (43,128)     11,275     (24,682)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     323,105     280,331      97,381
Gain (Loss) on Sale of Land and Buildings
 and Net Investment in Direct Financing
 Leases...................................     345,122     547,027      (1,706)
Provision for Loss on Land and Buildings
 and Impairment in Carrying Value of Net
 Investment in Direct Financing Lease.....         --     (263,186)    (77,023)
                                            ----------  ----------  ----------
Net Income................................  $3,020,881  $2,899,882  $2,803,601
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   28,327  $   25,353  $   28,337
  Limited partners........................   2,992,554   2,874,529   2,775,264
                                            ----------  ----------  ----------
                                            $3,020,881  $2,899,882  $2,803,601
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    42.75  $    41.06  $    39.65
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................      70,000      70,000      70,000
                                            ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance,
 December 31, 1995......    $1,000      $174,673    $35,000,000  $(19,214,226)  $17,514,319 $(4,015,000) $29,460,766
 Distributions to
  limited partners
  ($46.00 per limited
  partner unit).........       --            --             --     (3,220,000)          --          --    (3,220,000)
 Net income.............       --         28,337            --            --      2,775,264         --     2,803,601
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance,
 December 31, 1996......     1,000       203,010     35,000,000   (22,434,226)   20,289,583  (4,015,000)  29,044,367
 Distributions to
  limited partners
  ($45.00 per limited
  partner unit).........       --            --             --     (3,150,000)          --          --    (3,150,000)
 Net income.............       --         25,353            --            --      2,874,529         --     2,899,882
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance,
 December 31, 1997......     1,000       228,363     35,000,000   (25,584,226)   23,164,112  (4,015,000)  28,794,249
 Distributions to
  limited partners
  ($46.00 per limited
  partner unit).........       --            --             --     (3,220,000)          --          --    (3,220,000)
 Net income.............       --         28,327            --            --      2,992,554         --     3,020,881
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance,
 December 31, 1998......    $1,000      $256,690    $35,000,000  $(28,804,226)  $26,156,666 $(4,015,000) $28,595,130
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
   Cash received from tenants...........  $ 3,092,644  $ 3,097,751  $ 3,363,188
   Distributions from unconsolidated
    joint ventures......................      328,721      144,016      114,163
   Cash paid for expenses...............     (270,339)    (180,530)    (203,432)
   Interest received....................       92,634       94,804       36,843
                                          -----------  -----------  -----------
     Net cash provided by operating
      activities........................    3,243,660    3,156,041    3,310,762
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
   Proceeds from sale of land and
    buildings...........................    2,832,253    4,003,985      982,980
   Additions to land and buildings on
    operating leases....................     (125,000)  (2,666,258)         --
   Investment in direct financing
    leases..............................          --    (1,057,282)         --
   Investment in joint ventures.........   (3,896,598)    (521,867)    (146,090)
   Return of capital from joint
    ventures............................          (84)     524,975          --
   Collections on mortgage note
    receivable..........................          --           --         3,033
   Decrease (increase) in restricted
    cash................................      697,650      279,367     (977,017)
   Payment of lease costs...............       (3,300)      (3,300)      (3,300)
                                          -----------  -----------  -----------
     Net cash provided by (used in)
      investing activities..............     (495,079)     559,620     (140,394)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
   Distributions to limited partners....   (3,150,000)  (3,220,000)  (3,150,000)
   Distributions to holder of minority
    interest............................      (42,654)      (8,832)     (13,437)
                                          -----------  -----------  -----------
     Net cash used in financing
      activities........................   (3,192,654)  (3,228,832)  (3,163,437)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................     (444,073)     486,829        6,931
Cash and Cash Equivalents at Beginning
 of Year................................    1,614,759    1,127,930    1,120,999
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,170,686  $ 1,614,759  $ 1,127,930
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 3,020,881  $ 2,899,882  $ 2,803,601
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
   Bad debt expense.....................       12,854      131,184          --
   Depreciation.........................      456,958      471,938      481,683
   Amortization.........................        1,600        1,890        1,890
   Minority interest in income of
    consolidated joint venture..........       43,128      (11,275)      24,682
   Equity in earnings of unconsolidated
    joint ventures, net of
    distributions.......................        5,616     (136,315)      16,782
   Loss (gain) on sale of land and
    building............................     (345,122)    (547,027)       1,706
   Provision for loss on land and
    building and impairment in carrying
    value of net investment in direct
    financing lease.....................          --       263,186       77,023
   Decrease (increase) in receivables...        8,649       17,113      (90,360)
   Decrease (increase) in prepaid
    expenses............................        3,286       (3,072)       4,087
   Decrease in net investment in direct
    financing leases....................       63,868       67,389       68,177
   Decrease (increase) in accrued rental
    income..............................       51,142      (81,244)    (103,935)
   Increase (decrease) in accounts
    payable and accrued expenses........      (37,246)      25,964        2,529
   Increase (decrease) in due to related
    parties.............................      (12,532)      29,470       (3,391)
   Increase (decrease) in rents paid in
    advance and deposits................      (29,422)      26,958       26,288
                                          -----------  -----------  -----------
     Total adjustments..................      222,779      256,159      507,161
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,243,660  $ 3,156,041  $ 3,310,762
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Distributions declared and unpaid at
  December 31...........................  $   857,500  $   787,500  $   857,500
                                          ===========  ===========  ===========

              See accompanying notes fo financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund VI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and accrued rental income, and to decrease rental or other income or increase bad debt expense for the current

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its approximate 66 percent interest in Caro Joint Venture, a Florida general partnership, using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, Warren Joint Venture, and Melbourne Joint Venture and properties in Clinton, North Carolina, Vancouver, Washington; Overland Park, Kansas; Memphis, Tennessee and Fort Myers, Florida, each of which is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with the affiliates.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees and lease incentive costs incurred in finding new tenants and negotiating new leases for the Partnership's properties are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of some of these leases are operating leases. Substantially all leases are for 10 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                   1998         1997
                                -----------  -----------
      Land....................  $ 8,558,191  $10,046,309
      Buildings...............   13,587,739   14,344,114
                                -----------  -----------
                                 22,145,930   24,390,423
      Less accumulated
       depreciation...........   (3,586,086)  (3,327,334)
                                -----------  -----------
                                 18,559,844   21,063,089
      Less allowance for loss
       on land and building...          --      (277,405)
                                -----------  -----------
                                $18,559,844  $20,785,684
                                ===========  ===========

   In February 1997, the Partnership reinvested the net sales proceeds from the sale of a property in Dallas, Texas, along with additional funds, in a Bertucci's property in Marietta, Georgia, for a total cost of approximately $1,112,600.

   In July 1997, the Partnership sold the property in Whitehall, Michigan, to a third party, for $665,000 and received net sales proceeds of $626,907, resulting in a loss of $79,777 for financial reporting purposes.

   In addition, in July 1997, the Partnership sold its property in Naples, Florida, to a third party, for $1,530,000 and received net sales proceeds of $1,477,780, resulting in a gain of $186,550 for financial reporting purposes. This property was originally acquired by the Partnership in December 1989 and had a cost of approximately $1,083,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the partnership sold the property for approximately $403,800 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in an IHOP property in Elgin, Illinois, for a total cost of approximately $1,484,100.

   In July 1997, the Partnership entered into a new lease for the property in Greensburg, Indiana, with a new tenant to operate the property as an Arby's restaurant. In connection therewith, the Partnership incurred $125,000 in renovation costs, which were paid in 1998.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In September 1997, the Partnership sold its property in Venice, Florida, to a third party, for $1,245,000 and received net sales proceeds of $1,201,648, resulting in a gain of $283,853 for financial reporting purposes. This property was originally acquired by the Partnership in August 1989 and had a cost of approximately $1,032,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $174,300 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in an IHOP property in Manassas, Virginia, for a total cost of approximately $1,126,800.

   In 1997, the Partnership recorded a provision for loss on land and building in the amount of $104,947 for financial reporting purposes for the property in Liverpool, New York. The terms of this lease were terminated in December 1996. This allowance represented the difference between (i) the property's carrying value at December 31, 1997, and (ii) the net realizable value of the property based on the net sales proceeds of $145,221 received in February 1998 from the sale of the property. Due to the fact that in 1997 and prior years, the Partnership had recorded an allowance for loss totalling $181,970 for this property, no gain or loss was recognized for financial reporting purposes during 1998 relating to the sale of this Property in February 1998.

   During 1997, the Partnership established an allowance for loss on land in the amount of $95,435 for its property in Melbourne, Florida. The tenant of this Property vacated the property in October 1997 and ceased making rental payments. The allowance represents the difference between the property's carrying value for the land at December 31, 1997, and the net realizable value of the land based on the net sales proceeds of $552,910 received in February 1998 from the sale of the property. No gain or loss was recognized for financial reporting purposes relating to the sale of this property in February 1998.

   In January 1998, the Partnership sold its property in Deland, Florida, to the tenant for $1,250,000 and received net sales proceeds of $1,234,122, resulting in a gain of $345,122 for financial reporting purposes. This property was originally acquired by the Partnership in October 1989 and had a cost of approximately $1,000,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $234,100 in excess of its original purchase price. In June 1998, the Partnership sold its property in Bellevue, Nebraska, and received sales proceeds of $900,000. Due to the fact that during 1998, the Partnership wrote off $155,528 in accrued rental income, representing the majority of the accrued rental income that the Partnership had recognized since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, no gain or loss was recorded for financial reporting purposes in June 1998 relating to this sale. This property was originally acquired by the Partnership in December 1989 and had a cost of approximately $899,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $500 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized a loss of $51,142 (net of $155,528 in write-offs and $11,699 in reserves), and income of $81,244 (net of $17,548 in reserves) and $103,935 (net of $537 in reserves), respectively, of such rental income.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

     1999........................................................... $ 2,329,253
     2000...........................................................   2,402,277
     2001...........................................................   2,451,812
     2002...........................................................   2,466,895
     2003...........................................................   2,458,306
     Thereafter.....................................................  11,370,855
                                                                     -----------
                                                                     $23,479,398
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                        1998         1997
                                                     -----------  -----------
     Minimum lease payments receivable.............. $ 7,212,677  $ 9,313,752
     Estimated residual values......................   1,440,446    1,655,911
     Less unearned income...........................  (4,723,971)  (6,198,018)
                                                     -----------  -----------
                                                       3,929,152    4,771,645
     Less allowance for impairment in carrying val-
      ue............................................         --       (62,804)
                                                     -----------  -----------
     Net investment in direct financing leases...... $ 3,929,152  $ 4,708,841
                                                     ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

     1999............................................................ $  486,632
     2000............................................................    488,772
     2001............................................................    501,492
     2002............................................................    501,492
     2003............................................................    501,492
     Thereafter......................................................  4,732,797
                                                                      ----------
                                                                      $7,212,677
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (See Note 3).

   In July 1997, the Partnership sold its property in Naples, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and estimated residual values) and unearned income relating to this property were removed from the accounts and the gain from the sale relating to this property was reflected in income (Note 3).

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, in July 1997, the Partnership sold its property in Plattsmouth, Nebraska, to the tenant, for $700,000 and received net sales proceeds of $697,650, resulting in a gain of $156,401 for financial reporting purposes. This property was originally acquired by the Partnership in January 1990 and had a cost of approximately $561,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $138,400 in excess of its original purchase price.

   At December 31, 1997, the Partnership had established an allowance for impairment in carrying value in the amount of $62,804 for its property in Melbourne, Florida. The allowance represents the difference between (i) the carrying value of the net investment in the direct financing lease at December 31, 1997, and (ii) the net realizable value of the net investment in the direct financing lease based on the net sales proceeds received in February 1998 from the sale of the property (see Note 3).

   In June 1998, the Partnership sold its property in Bellevue, Nebraska, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and estimated residual value) and unearned income relating to this property were removed from the accounts (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 3.9%, a 36 percent, a 14.46%, and an 18 percent interest in the profits and losses of Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, and a property in Clinton, North Carolina, held as tenants-in-common, respectively. The remaining interests in these joint ventures and the property held as tenants in common are held by affiliates of the Partnership which have the same general partners.

   In January 1997, Show Low Joint Venture, in which the Partnership owns a 36 percent interest, sold its property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The property was originally contributed to Show Low Joint Venture in July 1990 and had a cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of net sales proceeds in a property in Greensboro, North Carolina. During 1997, the Partnership received approximately $70,000 representing a return of capital, for its pro-rata share of the uninvested net sales proceeds.

   In October 1997, the Partnership and an affiliate, as tenants-in-common, sold the property in Yuma, Arizona, in which the Partnership owned a 51.67% interest, for a total sales price of $1,010,000 and received net sales proceeds of $982,025, resulting in a gain, to the tenancy-in-common, of approximately $128,400 for financial reporting purposes. The property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the property was sold for approximately $120,300 in excess of its original purchase price. The Partnership received approximately $455,000 representing a return of capital for its pro-rata share of the net sales proceeds. In December 1997, the Partnership reinvested the amounts received as a return of capital from the sale of the Yuma, Arizona property, in a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in the property in Vancouver, Washington, using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 23.04% interest in the Vancouver, Washington, property owned with affiliates as tenants-in-common.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In January 1998, the Partnership contributed approximately $558,800 and $694,800 to acquire a property in Overland Park, Kansas, and a property in Memphis, Tennessee, respectively, as tenants-in-common with affiliates of the general partners. As of December 31, 1998, the Partnership had a 34.74% and a 46.2% interest in the property in Overland Park, Kansas and Memphis, Tennessee, respectively. In June 1998, the Partnership contributed approximately $1,249,300 to acquire a property in Fort Myers, Florida, as tenants-in-common with an affiliate of the general partners. As of December 31, 1998, the Partnership had an 85 percent interest in the property in Fort Myers, Florida. The Partnership accounts for its investments in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to its investments are included in investment in joint ventures.

   In April 1998, the Partnership entered into a joint venture arrangement, Melbourne Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of December 31, 1998, the Partnership had contributed approximately $494,900 to purchase land and pay construction costs relating to the property owned by the joint venture and has agreed to contribute an additional $31,300 to fund additional construction costs to the joint venture. At December 31, 1998, the Partnership had an approximate 50 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   In September 1998, the Partnership entered into a joint venture arrangement, Warren Joint Venture, with an affiliate of the general partners to hold one restaurant property. As of December 31, 1998, the Partnership had contributed approximately $898,100 to the joint venture to acquire the restaurant property. As of December 31, 1998, the Partnership owned a 64.29% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, Melbourne Joint Venture, Warren Joint Venture, and the Partnership and affiliates as tenants-in-common in five separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the properties held as tenants-in-common with affiliates at December 31:

                                                          1998        1997
                                                       ----------- ----------
     Land and buildings on operating leases, less
      accumulated depreciation........................ $ 9,030,392 $4,568,842
     Net investment in direct financing leases........   3,331,869    911,559
     Cash.............................................      12,138      7,991
     Receivables......................................      56,360     22,230
     Accrued rental income............................     237,451    160,197
     Other assets.....................................       1,190        414
     Liabilities......................................     105,868      7,557
     Partners' capital................................  12,563,532  5,663,676
     Revenues.........................................   1,098,957    471,627
     Gain on sale of land and building................         --     488,372
     Net income.......................................     959,057    889,883

   The Partnership recognized income totalling $323,105, $280,331, and $97,381 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

6. Restricted Cash:

   As of December 31, 1997, net sales proceeds of $697,650 from the sale of the property in Plattsmouth, Nebraska, plus accrued interest of $11,577, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In January 1998, the escrow agent released these funds to acquire the property in Memphis, Tennessee, with affiliates of the general partners, as tenants-in-common.

7. Receivables:

   In June 1997, the Partnership terminated the lease with the tenant of the property in Greensburg, Indiana. In connection therewith, the Partnership accepted a promissory note from this former tenant for $13,077 for amounts relating to past due real estate taxes the Partnership had incurred as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum and is being collected in 36 monthly installments. Receivables at December 31, 1998 and 1997, included $9,561 and $13,631, respectively, of such amounts, including accrued interest of $554 in 1997.

8. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996 the Partnership declared distributions to the limited partners of $3,220,000, $3,150,000 and $3,220,000, respectively. No distributions have been made to the general partners to date.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $3,020,881  $2,899,882  $2,803,601
   Depreciation for tax reporting purposes
    in excess of depreciation for
    financial reporting purposes..........     (65,666)    (92,303)   (104,412)
   Allowance for loss on land and
    building..............................         --      263,186      77,023
   Direct financing leases recorded as
    operating leases for tax
    reporting purposes....................      63,868      67,392      68,177
   Gain and loss on sale of land and
    buildings for financial
    reporting purposes in excess of gain
    and loss on sale for
    tax reporting purposes................    (543,697)   (335,658)      1,706
   Equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes in excess of equity
    in earnings of unconsolidated joint
    ventures for tax reporting purposes...     (14,400)   (147,256)        (49)
   Allowance for doubtful accounts........     (39,597)    369,935     (78,517)
   Accrued rental income..................      51,142     (81,244)   (103,935)
   Rents paid in advance..................     (30,922)     26,458      26,288
   Capitalization of transaction costs for
    tax reporting purposes................      20,211         --          --
   Minority interest in timing differences
    of consolidated joint venture.........      14,513     (30,778)      1,781
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $2,476,333  $2,939,614  $2,691,663
                                            ==========  ==========  ==========

10. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate, but not in excess of competitive fees for comparable services. These fees are payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

                         CNL INCOME FUND VI, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $107,969, $87,877 and $95,420 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties at December 31, 1998 and 1997, totalled $19,403 and $32,019, respectively.

11. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
     Golden Corral Corporation...................... $758,646 $751,866 $758,348
     IHOP Properties, Inc...........................  454,889      N/A      --
     Mid-America Corporation........................  439,519  439,519  439,519
     Restaurant Management Services, Inc............  438,257  478,750  511,040

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
     Golden Corral Family Steakhouse Restaurants... $758,646 $751,866 $758,348
     IHOP Properties, Inc..........................  454,889      N/A      --
     Burger King...................................  453,634  496,487  455,764
     Denny's.......................................      N/A  317,041      N/A
     Hardee's......................................      N/A      N/A  410,951

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to release the properties in a timely manner.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

12. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,730,388 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,721,726 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

13. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 12 being adjusted to 1,865,194 shares valued at $20.00 per APF share.

                         CNL INCOME FUND VII, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-208

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................  F-209

Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-210

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-211

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-212

Report of Independent Accountants.......................................  F-214

Balance Sheets as of December 31, 1998 and 1997.........................  F-215

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-216

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-217

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-218

Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-219

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,   December
                                                          1999      31, 1998
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,550,015 and
 $2,473,926........................................... $15,002,418 $15,078,507
Net investment in direct financing leases.............   3,343,366   3,365,392
Investment in joint ventures..........................   3,307,204   3,327,934
Mortgage notes receivable, less deferred gain of
 $125,005 and $125,278................................   1,238,427   1,241,056
Cash and cash equivalents.............................     918,362     856,825
Receivables, less allowance for doubtful accounts of
 $28,853 in 1999 and 1998.............................       4,628      78,478
Prepaid expenses......................................      10,579       4,116
Accrued rental income, less allowance for doubtful
 accounts of $9,845 in 1999 and 1998..................   1,226,001   1,205,528
Other assets..........................................      60,422      60,422
                                                       ----------- -----------
                                                       $25,111,407 $25,218,258
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    32,996 $     2,885
Escrowed real estate taxes payable....................       6,941       5,834
Distributions payable.................................     675,000     675,000
Due to related parties................................      15,710      25,111
Rents paid in advance and deposits....................      53,205      49,027
                                                       ----------- -----------
  Total liabilities...................................     783,852     757,857
Commitments (Note 3)
Minority interest.....................................     146,344     146,605
Partners' capital.....................................  24,181,211  24,313,796
                                                       ----------- -----------
                                                       $25,111,407 $25,218,258
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                         Quarter Ended March
                                                                 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Revenues:
  Rental income from operating leases.................. $  492,724  $  492,724
  Earned income from direct financing leases...........    101,876     104,375
  Contingent rental income.............................      1,510       9,420
  Interest and other income............................     39,558      43,990
                                                        ----------  ----------
                                                           635,668     650,509
                                                        ----------  ----------
Expenses:
  General operating and administrative.................     35,336      33,112
  Professional services................................      4,419       5,281
  State and other taxes................................     13,055       2,688
  Depreciation.........................................     76,089      76,089
  Transaction costs....................................     33,273         --
                                                        ----------  ----------
                                                           162,172     117,170
                                                        ----------  ----------
Income Before Minority Interest in Income of
 Consolidated Joint Venture, Equity in Earnings of
 Unconsolidated Joint Ventures, and Gain on Sale of
 Land and Building.....................................    473,496     533,339
Minority Interest in Income of Consolidated Joint
 Venture...............................................     (4,649)     (4,660)
Equity in Earnings of Unconsolidated Joint Ventures....     73,295      77,933
Gain on Sale of Land and Building......................        273         247
                                                        ----------  ----------
Net Income............................................. $  542,415  $  606,859
                                                        ==========  ==========
Allocation of Net Income:
  General partners..................................... $    5,424  $    6,069
  Limited partners.....................................    536,991     600,790
                                                        ----------  ----------
                                                        $  542,415  $  606,859
                                                        ==========  ==========
Net Income Per Limited Partner Unit.................... $    0.018  $    0.020
                                                        ==========  ==========
Weighted Average Number of Limited Partner Units
 Outstanding........................................... 30,000,000  30,000,000
                                                        ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   205,744  $   181,085
  Net income........................................        5,424       24,659
                                                      -----------  -----------
                                                          211,168      205,744
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   24,108,052   24,366,693
  Net income........................................      536,991    2,441,359
  Distributions ($0.023 and $0.090 per limited
   partner unit, respectively)......................     (675,000)  (2,700,000)
                                                      -----------  -----------
                                                       23,970,043   24,108,052
                                                      -----------  -----------
Total partners' capital.............................  $24,181,211  $24,313,796
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CLN INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                              Quarter Ended
                                                                March 31,
                                                           --------------------
                                                             1999       1998
                                                           ---------  ---------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities............... $ 738,569  $ 749,233
                                                           ---------  ---------
  Cash Flows from Investing Activities:
    Collections on mortgage notes receivable..............     2,878      2,600
    Other.................................................       --      13,255
                                                           ---------  ---------
      Net cash provided by investing activities...........     2,878     15,855
                                                           ---------  ---------
  Cash Flows from Financing Activities:
    Distributions to limited partners.....................  (675,000)  (675,000)
    Distributions to holder of minority interest..........    (4,910)    (4,818)
                                                           ---------  ---------
      Net cash used in financing activities...............  (679,910)  (679,818)
                                                           ---------  ---------
Net Increase in Cash and Cash Equivalents.................    61,537     85,270
Cash and Cash Equivalents at Beginning of Quarter.........   856,825    761,317
                                                           ---------  ---------
Cash and Cash Equivalents at End of Quarter............... $ 918,362  $ 846,587
                                                           =========  =========
Supplemental Schedule of Non-Cash Financing Activities:
    Distributions declared and unpaid at end of quarter... $ 675,000  $ 675,000
                                                           =========  =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VII, LTD.

                      (a Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VII, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 83 percent interest in San Antonio #849 Joint Venture using the consolidation method. Minority interest represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,202,371 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $31,543,529 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

3. Commitments:

   During the quarter ended March 31, 1999, one of the Partnership's tenants decided to exercise the option under its three lease agreements to purchase three of the Partnership's Burger King properties (including one property owned by a joint venture in which the Partnership owns a 51.1% interest). The general partners believe that the anticipated sales price for each property exceeds the Partnership's net carrying value attributable to each of the respective properties. As of May 13, 1999, the sales had not occurred.

4. APF Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 1,601,186 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund VII, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund VII, Ltd. (a Florida Limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 25, 1999, except for Note 11  for which the date is March 11, 1999 and
 Note 12 for which the date is June 3, 1999

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $15,078,507 $15,382,863
Net investment indirect financing leases..............   3,365,392   3,447,152
Investment in joint ventures..........................   3,327,934   3,393,932
Mortgage notes receivable, less deferred gain.........   1,241,056   1,250,597
Cash and cash equivalents.............................     856,825     761,317
Receivables, less allowance for doubtful accounts of
 $28,853 and $32,959..................................      78,478      64,092
Prepaid expenses......................................       4,116       4,755
Accrued rental income, less allowance for doubtful
 accounts of $9,845 in 1998 and 1997..................   1,205,528   1,114,632
Other assets..........................................      60,422      60,422
                                                       ----------- -----------
                                                       $25,218,258 $25,479,762
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     2,885 $     6,131
Escrowed real estate taxes payable....................       5,834       7,785
Distributions payable.................................     675,000     675,000
Due to related parties................................      25,111      34,883
Rents paid in advance and deposits....................      49,027      60,671
                                                       ----------- -----------
    Total liabilities.................................     757,857     784,470
Minority interest.....................................     146,605     147,514
Partners' capital.....................................  24,313,796  24,547,778
                                                       ----------- -----------
                                                       $25,218,258 $25,479,762
                                                       =========== ===========

              See accompanying notes to financial statements.

                         CLN INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,976,709  $1,960,724  $1,954,033
  Earned income from direct financing
   leases.................................     413,848     475,498     505,061
  Contingent rental income................      93,906      51,345      44,973
  Interest and other income...............     171,263     183,579     240,079
                                            ----------  ----------  ----------
                                             2,655,726   2,671,146   2,744,146
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     133,915     143,173     159,001
  Professional services...................      23,443      23,546      27,640
  Real estate taxes.......................         --        2,979       9,010
  State and other taxes...................       2,729       4,560       2,448
  Depreciation............................     304,356     304,356     317,957
  Transaction costs.......................      18,781         --          --
                                            ----------  ----------  ----------
                                               483,224     478,614     516,056
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint
 Ventures, and Gain (Loss) on Sale of Land
 and Buildings............................   2,172,502   2,192,532   2,228,090
Minority Interest in Income of
 Consolidated Joint Venture...............     (18,590)    (18,663)    (18,691)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     311,081     267,251     157,254
Gain (Loss) on Sale of Land and
 Buildings................................       1,025     164,888     (39,790)
                                            ----------  ----------  ----------
Net Income................................  $2,466,018  $2,606,008  $2,326,863
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   24,659  $   24,300  $   23,586
  Limited partners........................   2,441,359   2,581,708   2,303,277
                                            ----------  ----------  ----------
                                            $2,466,018  $2,606,008  $2,326,863
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    0.081  $    0.086  $    0.077
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................  30,000,000  30,000,000  30,000,000
                                            ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                         General Partners                 Limited Partners
                         ---------------- -------------------------------------------------
                                 Accumu-                              Accumu-
                         Contri-  lated     Contri-     Distri-        lated    Syndication
                         butions Earnings   butions     butions      Earnings      Costs        Total
                         ------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995................... $1,000  $132,199 $30,000,000 $(14,777,623) $13,099,331 $(3,440,000) $25,014,907
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     23,586         --           --     2,303,277         --     2,326,863
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................  1,000   155,785  30,000,000  (17,477,623)  15,402,608  (3,440,000)  24,641,770
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     24,300         --           --     2,581,708         --     2,606,008
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................  1,000   180,085  30,000,000  (20,177,623)  17,984,316  (3,440,000)  24,547,778
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     24,659         --           --     2,441,359         --     2,466,018
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1998................... $1,000  $204,744 $30,000,000 $(22,877,623) $20,425,675 $(3,440,000) $24,313,796
                         ======  ======== =========== ============  =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 2,435,937  $ 2,500,189  $ 2,549,406
 Distributions from unconsolidated joint
  ventures..............................      376,557      300,696      191,174
 Cash paid for expenses.................     (187,925)    (140,819)    (248,523)
 Interest received......................      166,406      180,393      178,812
                                          -----------  -----------  -----------
 Net cash provided by operating
  activities............................    2,790,975    2,840,459    2,670,869
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
 Additions to land and buildings on
  operating leases......................          --           --    (1,041,555)
 Proceeds from sale of land and
  buildings.............................          --       976,334    1,661,943
 Investment in joint ventures...........          --    (1,650,905)         --
 Collections on mortgage notes
  receivable............................       10,811        9,766        8,821
 Other..................................       13,221          --           --
                                          -----------  -----------  -----------
 Net cash provided by (used in)
  investing activities..................       24,032     (664,805)     629,209
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
 Distributions to limited partners......   (2,700,000)  (2,700,000)  (2,700,000)
 Distributions to holder of minority
  interest..............................      (19,499)     (19,766)     (19,723)
                                          -----------  -----------  -----------
 Net cash used in financing activities..   (2,719,499)  (2,719,766)  (2,719,723)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................       95,508     (544,112)     580,355
Cash and Cash Equivalents at Beginning
 of Year................................      761,317    1,305,429      725,074
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   856,825  $   761,317  $ 1,305,429
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 2,466,018  $ 2,606,008  $ 2,326,863
                                          -----------  -----------  -----------
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation...........................      304,356      304,356      317,957
 Minority interest in income of
  consolidated joint venture............       18,590       18,663       18,691
 Loss (gain) on sale of land and
  buildings.............................       (1,025)    (164,888)      39,790
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..       65,476       33,445       33,920
 Decrease (increase) in receivables.....      (27,330)      17,173      (14,827)
 Decrease (increase) in prepaid
  expenses..............................          639         (101)         379
 Decrease in net investment in direct
  financing leases......................       81,760       76,941       70,329
 Increase in accrued rental income......      (90,896)    (102,142)    (104,639)
 Increase (decrease) in accounts payable
  and accrued expenses..................       (5,197)       3,222      (40,072)
 Increase (decrease) in due to related
  parties...............................       (9,772)      25,816       (4,244)
 Increase (decrease) in rents paid in
  advance and deposits..................      (11,644)      21,966       26,722
                                          -----------  -----------  -----------
 Total adjustments......................      324,957      234,451      344,006
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 2,790,975  $ 2,840,459  $ 2,670,869
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Distributions declared and unpaid at
  December 31...........................  $   675,000  $   675,000  $   675,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund VII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 83.3% interest in San Antonio #849 Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Halls Joint Venture, CNL Restaurant Investments II, Des Moines Real Estate Joint Venture, and CNL Mansfield Joint Venture, and a property in Smithfield, North Carolina, and a property in Miami, Florida, for which each of the two properties is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

     Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
     Land............................................. $ 8,430,465  $ 8,430,465
     Buildings........................................   9,121,968    9,121,968
                                                       -----------  -----------
                                                        17,552,433   17,552,433
     Less accumulated depreciation....................  (2,473,926)  (2,169,570)
                                                       -----------  -----------
                                                       $15,078,507  $15,382,863
                                                       ===========  ===========

   In May 1997, the Partnership sold its property in Columbus, Indiana, for $240,000 and received net sales proceeds of $223,589, resulting in a loss of $19,739 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $90,896, $102,142 (net of
$11,159 in reserves), and $104,639 (net of $1,631 in reserves), respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

     1999........................................................... $ 1,891,776
     2000...........................................................   1,925,741
     2001...........................................................   2,022,708
     2002...........................................................   2,034,710
     2003...........................................................   1,940,473
     Thereafter.....................................................  10,605,505
                                                                     -----------
                                                                     $20,420,913
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
     Minimum lease payments receivable................ $ 5,915,553  $ 6,411,161
     Estimated residual values........................   1,008,935    1,008,935
     Less unearned income.............................  (3,559,096)  (3,972,944)
                                                       -----------  -----------
     Net investment in direct financing leases........ $ 3,365,392  $ 3,447,152
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

     1999............................................................ $  495,609
     2000............................................................    495,609
     2001............................................................    496,766
     2002............................................................    496,766
     2003............................................................    496,766
     Thereafter......................................................  3,434,037
                                                                      ----------
                                                                      $5,915,553
                                                                      ==========

   In October 1997, the Partnership sold its property in Dunnellon, Florida, for $800,000 and received net sales proceeds (net of $5,055 which represents amounts due to the former tenant for prepaid rent) of $752,745, resulting in a gain of $183,701 for financial reporting purposes. This property was originally acquired by the Partnership in August 1990 and had a cost of approximately $546,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $211,500 in excess of its original purchase price.

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 51.1% interest, an 18 percent interest and a 4.79% interest in the profits and losses of Halls Joint Venture, CNL Restaurant Investments II, and Des Moines Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In February 1997, the Partnership entered into a joint venture arrangement, CNL Mansfield Joint Venture, with an affiliate of the Partnership which has the same general partners, to hold one restaurant property in Mansfield, Texas. As of December 31, 1998, the Partnership owned a 79 percent interest, respectively, in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   As of January 1, 1997, the Partnership had a 48.33% interest in a property in Yuma, Arizona, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. In October 1997, the Partnership and the affiliate, as tenants-in-common, sold the property in Yuma, Arizona, for a total sales price of $1,010,000 and received net sales proceeds of $982,025 resulting in a gain of approximately $128,400 for financial reporting purposes. The property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the property was sold for approximately $120,300 in excess of its original purchase price. In December 1997, the Partnership reinvested its portion of the net sales proceeds from the sale of the Yuma, Arizona, property, along with funds from the sale of a wholly-owned Property in Columbus, Indiana, in a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in the property in Miami, Florida, using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 35.64% interest in the Miami, Florida property owned with affiliates as tenants-in-common.

   In December 1997, the Partnership acquired a property in Smithfield, North Carolina as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 53 percent interest in this property.

   CNL Restaurant Investments II owns and leases six properties to an operator of national fast-food or family-style restaurants, and Halls Joint Venture, Des Moines Real Estate Joint Venture, CNL Mansfield Joint Venture, and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the two properties held as tenants-in-common with affiliates at December 31:

                                                         1998        1997
                                                      ----------- -----------
     Land and buildings on operating leases, less
      accumulated depreciation....................... $10,612,379 $10,892,405
     Cash............................................       3,763         750
     Receivables.....................................      21,249      18,819
     Accrued rental income...........................     178,775     147,685
     Other assets....................................       1,116       1,079
     Liabilities.....................................       8,916       8,625
     Partners' capital...............................  10,808,366  11,052,113
     Revenues........................................   1,324,602   1,012,624
     Gain on sale of land and building...............         --      128,371
     Net income......................................   1,028,391     905,117

   The Partnership recognized income totalling $311,081, $267,251, and $157,254 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures and the two properties held as tenants-in-common with affiliates.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

6. Mortgage Notes Receivable:

   In connection with the sale of its property in Florence, South Carolina during 1995, the Partnership accepted a promissory note in the principal sum of $1,160,000, collateralized by a mortgage on the property. The promissory note bears interest at a rate of 10.25% per annum and is being collected in 59 equal monthly installments of $10,395, with a balloon payment of $1,105,715 due in July 2000.

   In addition, the Partnership accepted a promissory note in the principal sum of $240,000 in connection with the sale of its property in Jacksonville, Florida in December 1995. The note is collateralized by a mortgage on the property. The promissory note bears interest at a rate of ten percent per annum and is being collected in 119 equal monthly installments of $2,106, with a balloon payment of $218,252 due in December 2005.

   The mortgage notes receivable consisted of the following at December 31:

                                                           1998        1997
                                                        ----------  ----------
     Principal balance................................. $1,357,877  $1,368,688
     Accrued interest receivable.......................      8,457       8,212
     Less deferred gain on sale of land and building...   (125,278)   (126,303)
                                                        ----------  ----------
                                                        $1,241,056  $1,250,597
                                                        ==========  ==========

   The general partners believe that the estimated fair values of mortgage notes receivable at December 31, 1998 and 1997, approximate the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property not in liquidation of the Partnership is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership,

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $2,700,000. No distributions have been made to the general partners to date.

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,466,018  $2,606,008  $2,326,863
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (16,795)    (25,552)    (24,753)
   Gain on sale of land and buildings for
    financial reporting purposes in excess
    of gain for tax reporting purposes.....        (246)   (178,348)   (163,152)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      81,760      76,941      70,329
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes in excess of (less than)
    equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes...............................      11,026     (55,911)      1,420
   Accrued rental income...................     (90,896)   (102,142)   (104,639)
   Rents paid in advance...................     (12,644)     21,966      26,722
   Minority interest in timing differences
    of unconsolidated joint venture........         982         981         981
   Allowance for uncollectible accounts....      (4,106)        --          --
   Capitalization of transaction costs for
    tax reporting purposes.................      18,781         --          --
   Other...................................         --      (10,275)        --
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,453,880  $2,333,668  $2,133,771
                                             ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the properties held as tenants-in-common with affiliates, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fee will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1998, 1997, and 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $87,256, $77,078, and 92,985 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                1998    1997
                                                               ------- -------
     Due to Affiliates:
       Expenditures incurred on behalf of the Partnership..... $10,111 $20,321
       Accounting and administrative services.................   7,800   7,362
       Deferred, subordinated real estate disposition fee.....   7,200   7,200
                                                               ------- -------
                                                               $25,111 $34,883
                                                               ======= =======

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the two properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
     Golden Corral Corporation...................... $732,650 $625,724 $608,852
     Restaurant Management Services, Inc............  448,691  444,069  446,867
     Waving Leaves, Inc.............................  300,546      N/A      --
     Flagstar Enterprises, Inc......................      N/A  307,738  464,042

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the two properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
     Golden Corral Family Steakhouse Restaurants... $732,650 $625,724 $608,852
     Burger King...................................  469,984  466,626  478,901
     Hardees.......................................  451,348  447,074  524,625

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,202,371 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $31,543,529 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 1,601,186 shares valued at $20.00 per APF share.

                        CNL INCOME FUND VIII, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-229

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................  F-230

Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-231

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-232

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-233

Report of Independent Accountants.......................................  F-235

Balance Sheets as of December 31, 1998 and 1997.........................  F-236

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-237

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-238

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-239

Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-240

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,760,557 and
 $1,685,510........................................... $15,694,231 $15,769,278
Net investment in direct financing leases.............   7,762,940   7,802,785
Investment in joint ventures..........................   2,785,272   2,809,759
Mortgage notes receivable.............................   1,526,082   1,811,726
Cash and cash equivalents.............................   1,876,769   1,809,258
Receivables, less allowance for doubtful accounts of
 $28,474 and $24,636..................................       1,079      84,265
Prepaid expenses......................................      11,337       3,959
Accrued rental income, less allowance for doubtful
 accounts of $4,501 in 1999 and 1998..................   1,950,689   1,927,418
Other assets..........................................      52,671      52,671
                                                       ----------- -----------
                                                       $31,661,070 $32,071,119
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    48,505 $     4,258
Escrowed real estate taxes payable....................      24,133      27,838
Distributions payable.................................     787,501   1,137,501
Due to related party..................................      58,095      75,266
Rents paid in advance.................................      91,562      62,349
                                                       ----------- -----------
  Total liabilities...................................   1,009,796   1,307,212
Minority interest.....................................     108,625     108,600
Partners' capital.....................................  30,542,649  30,655,307
                                                       ----------- -----------
                                                       $31,661,070 $32,071,119
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                            Quarter Ended
                                                              March 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Revenues:
  Rental income from operating leases.................. $  492,989  $  455,556
  Earned income from direct financing leases...........    236,859     299,442
  Contingent rental income.............................      3,279      18,486
  Interest and other income............................     54,365      65,084
                                                        ----------  ----------
                                                           787,492     838,568
                                                        ----------  ----------
Expenses:
  General operating and administrative.................     37,649      32,443
  Professional services................................      5,732       5,506
  State and other taxes................................     17,534       5,269
  Depreciation.........................................     75,047      52,242
  Transaction costs....................................     33,563         --
                                                        ----------  ----------
                                                           169,525      95,460
                                                        ----------  ----------
Income Before Minority Interest in Income of
 Consolidated Joint Venture and Equity in Earnings of
 Unconsolidated Joint Ventures.........................    617,967     743,108
Minority Interest in Income of Consolidated Joint
 Venture...............................................     (3,355)     (3,404)
Equity in Earnings of Unconsolidated Joint Ventures....     60,231      68,104
                                                        ----------  ----------
Net Income............................................. $  674,843  $  807,808
                                                        ==========  ==========
Allocation of Net Income:
  General partners..................................... $    6,748  $    8,078
  Limited partners.....................................    668,095     799,730
                                                        ----------  ----------
                                                        $  674,843  $  807,808
                                                        ==========  ==========
Net Income Per Limited Partner Unit.................... $    0.019  $    0.023
                                                        ==========  ==========
Weighted Average Number of Limited Partner Units
 Outstanding........................................... 35,000,000  35,000,000
                                                        ==========  ==========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   258,248  $   226,441
  Net income........................................        6,748       31,807
                                                      -----------  -----------
                                                          264,996      258,248
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   30,397,059   30,989,957
  Net income........................................      668,095    3,257,105
  Distributions ($0.023 and $0.110 per limited
   partner unit, respectively)......................     (787,501)  (3,850,003)
                                                      -----------  -----------
                                                       30,277,653   30,397,059
                                                      -----------  -----------
Total partners' capital.............................  $30,542,649  $30,655,307
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                          Quarter Ended
                                                            March 31,
                                                      -----------------------
                                                         1999         1998
                                                      -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
    Net Cash Provided by Operating Activities........ $   924,814  $  989,892
                                                      -----------  ----------
Cash Flows from Investing Activities:
  Collections on mortgage notes receivable...........     283,528       9,915
                                                      -----------  ----------
    Net cash provided by investing activities........     283,528       9,915
                                                      -----------  ----------
Cash Flows from Financing Activities:
  Distributions to limited partners..................  (1,137,501)   (787,501)
  Distributions to holder of minority interest.......      (3,330)     (3,350)
                                                      -----------  ----------
    Net cash used in financing activities............  (1,140,831)   (790,851)
                                                      -----------  ----------
Net Increase in Cash and Cash Equivalents............      67,511     208,956
Cash and Cash Equivalents at Beginning of Quarter....   1,809,258   1,602,236
                                                      -----------  ----------
Cash and Cash Equivalents at End of Quarter.......... $ 1,876,769  $1,811,192
                                                      ===========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of
   quarter........................................... $   787,501  $1,137,500
                                                      ===========  ==========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VIII, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its approximate 88 percent interest in Woodway Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Mortgage Notes Receivable:

   As of December 31, 1998, the Partnership had accepted three promissory notes in connection with the sale of three of its properties. During the quarter ended March 31, 1999, the borrower relating to the promissory note accepted in connection with the sale of the property in Orlando, Florida made an advance payment of principal in the amount of $272,500 which was applied to the outstanding principal balance relating to this promissory note.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,042,635 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $39,843,631 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, a limited partner of several Income Funds filed a lawsuit against the general partner and APF on June 22, 1999 in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

4. APF Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 2,021,318 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners CNL Income Fund VIII, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund VIII, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 4, 1999, except for Note 11

 for which the date is March 11, 1999 and

 Note 12 for which the date is June 3, 1999

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $15,769,278 $13,960,232
Net investment in direct financing leases.............   7,802,785  10,044,975
Investment in joint ventures..........................   2,809,759   2,877,717
Mortgage notes receivable.............................   1,811,726   1,853,386
Cash and cash equivalents.............................   1,809,258   1,602,236
Receivables, less allowance for doubtful accounts of
 $24,636 and $19,228..................................      84,265      51,393
Prepaid expenses......................................       3,959       4,357
Accrued rental income, less allowance for doubtful
 accounts of $4,501 in 1998 and 1997..................   1,927,418   1,811,329
Other assets..........................................      52,671      52,671
                                                       ----------- -----------
                                                       $32,071,119 $32,258,296
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     4,258 $     8,359
Escrowed real estate taxes payable....................      27,838      24,459
Distributions payable.................................   1,137,501     787,501
Due to related parties................................      75,266      59,649
Rents paid in advance and deposits....................      62,349      53,556
                                                       ----------- -----------
  Total liabilities...................................   1,307,212     933,524
Minority interest.....................................     108,600     108,374
Partners' capital.....................................  30,655,307  31,216,398
                                                       ----------- -----------
                                                       $32,071,119 $32,258,296
                                                       =========== ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                               Year Ended December 31,
                                         -------------------------------------
                                            1998         1997         1996
                                         -----------  -----------  -----------
Revenues:
  Rental income from operating leases... $ 1,897,209  $ 1,804,273  $ 1,867,968
  Earned income from direct financing
   leases...............................   1,093,839    1,211,369    1,314,090
  Contingent rental income..............     101,911       85,735       31,712
  Interest and other income.............     269,744      238,338      127,246
                                         -----------  -----------  -----------
                                           3,362,703    3,339,715    3,341,016
                                         -----------  -----------  -----------
Expenses:
  General operating and administrative..     146,943      140,586      156,177
  Professional services.................      24,837       23,284       27,682
  State and other taxes.................       5,372        5,081        4,757
  Depreciation..........................     246,976      208,971      208,971
  Transaction costs.....................      21,042          --           --
                                         -----------  -----------  -----------
                                             445,170      377,922      397,587
                                         -----------  -----------  -----------
Income Before Minority Interest in
 Income of Consolidated Joint Venture,
 Equity in Earnings of Unconsolidated
 Joint Ventures and Gain (Loss) on Sale
 of Land and Buildings..................   2,917,533    2,961,793    2,943,429
Minority Interest in Income of
 Consolidated Joint Venture.............     (13,518)     (13,706)     (13,906)
Equity in Earnings of Unconsolidated
 Joint Ventures.........................     276,721     293 ,480      266,500
Gain (Loss) on Sale of Land and
 Buildings..............................     108,176          --       (99,031)
                                         -----------  -----------  -----------
Net Income.............................. $ 3,288,912  $ 3,241,567  $ 3,096,992
                                         ===========  ===========  ===========
Allocation of Net Income:
  General partners...................... $    31,807  $    32,416  $    31,413
  Limited partners......................   3,257,105    3,209,151    3,065,579
                                         -----------  -----------  -----------
                                         $ 3,288,912  $ 3,241,567  $ 3,096,992
                                         ===========  ===========  ===========
Net Income Per Limited Partner Unit..... $     0.093  $     0.092  $     0.088
                                         ===========  ===========  ===========
Weighted Average Number of Limited
 Partner Units Outstanding..............  35,000,000   35,000,000   35,000,000
                                         ===========  ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $161,612    $35,000,000  $(15,772,138)  $16,064,868 $(4,015,000) $31,440,342
 Distributions to
  limited partners
  ($0.098 per limited
  partner unit).........       --            --             --     (3,412,500)          --          --    (3,412,500)
 Net income.............       --         31,413            --            --      3,065,579         --     3,096,992
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       193,025     35,000,000   (19,184,638)   19,130,447  (4,015,000)  31,124,834
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........       --            --             --     (3,150,003)          --          --    (3,150,003)
 Net income.............       --         32,416            --            --      3,209,151         --     3,241,567
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       225,441     35,000,000   (22,334,641)   22,339,598  (4,015,000)  31,216,398
 Distributions to
  limited partners
  ($0.110 per limited
  partner unit).........       --            --             --     (3,850,003)          --          --    (3,850,003)
 Net income.............       --         31,807            --            --      3,257,105         --     3,288,912
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $257,248    $35,000,000  $(26,184,644)  $25,596,703 $(4,015,000) $30,655,307
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,144,635  $ 3,114,439  $ 3,222,903
 Distributions from unconsolidated joint
  ventures..............................      344,643      356,589      323,531
 Cash paid for expenses.................     (185,270)    (163,215)    (194,218)
 Interest received......................      258,584      235,243      110,452
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    3,562,592    3,543,056    3,462,668
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  buildings.............................      116,397          --           --
 Additions to land and buildings on
  operating leases......................          --           --        (1,135)
 Investment in direct financing leases..          --           --        (1,326)
 Investment in joint venture............          --           --      (234,059)
 Collections on mortgage notes
  receivable............................       41,292        8,799        2,557
 Other..................................           36          --       (34,793)
                                          -----------  -----------  -----------
  Net cash provided by (used in)
   investing activities.................      157,725        8,799     (268,756)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Distributions to limited partners......   (3,500,003)  (3,412,502)  (3,325,000)
 Distributions to holder of minority
  interest..............................      (13,292)     (13,391)     (13,503)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,513,295)  (3,425,893)  (3,338,503)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      207,022      125,962     (144,591)
Cash and Cash Equivalents at Beginning
 of Year................................    1,602,236    1,476,274    1,620,865
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,809,258  $ 1,602,236  $ 1,476,274
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 3,288,912  $ 3,241,567  $ 3,096,992
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      246,976      208,971      208,971
 Minority interest in income of
  consolidated joint venture............       13,518       13,706       13,906
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..       67,922       63,109       57,031
 Loss (gain) on sale of land and
  buildings.............................     (108,176)         --        99,031
 Decrease (increase) in receivables.....      (32,504)     (25,641)         429
 Decrease (increase) in prepaid
  expenses..............................          398           20       (1,465)
 Decrease in net investment in direct
  financing leases......................      177,947      178,250      157,194
 Increase in accrued rental income......     (116,089)    (128,736)    (219,757)
 Increase (decrease) in accounts payable
  and accrued expenses..................         (722)       9,987       12,203
 Increase (decrease) in due to related
  parties...............................       15,617        2,769       (4,505)
 Increase (decrease) in rents paid in
  advance and deposits..................        8,793      (20,946)      42,638
                                          -----------  -----------  -----------
  Total adjustments.....................      273,680      301,489      365,676
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,562,592  $ 3,543,056  $ 3,462,668
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage notes accepted in exchange for
  sale of land and buildings............  $       --   $       --   $ 1,375,000
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $ 1,137,501  $   787,501  $ 1,050,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund VIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and the allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 87.68% interest in Woodway Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Asheville Joint Venture, CNL Restaurant Investments II and Middleburg Joint Venture are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For property leases classified as direct financing leases, the building portions of the majority of property leases are accounted for as direct financing leases while the land portions of these leases are accounted for as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions of the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 9,159,115  $ 9,167,336
   Buildings..........................................   8,295,673    6,231,430
                                                       -----------  -----------
                                                        17,454,788   15,398,766
   Less accumulated depreciation......................  (1,685,510)  (1,438,534)
                                                       -----------  -----------
                                                       $15,769,278  $13,960,232
                                                       ===========  ===========

   In July 1998, the Partnership received $116,397 as a settlement from the Florida Department of Transportation for a right of way taking related to a parcel of land on its property in Brooksville, Florida. In connection therewith, the Partnership recognized a gain of $108,176 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $116,089, $128,736 (net
$4,501 in reserves), and $219,757, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,889,012
   2000.............................................................   1,919,651
   2001.............................................................   2,017,044
   2002.............................................................   2,065,510
   2003.............................................................   2,096,121
   Thereafter.......................................................  12,027,545
                                                                     -----------
                                                                     $22,014,883
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1998          1997
                                                      -----------  ------------
   Minimum lease payments receivable................. $14,095,756  $ 18,939,788
   Estimated residual values.........................   2,457,619     3,040,615
   Less unearned income..............................  (8,750,590)  (11,935,428)
                                                      -----------  ------------
   Net investment in direct financing leases......... $ 7,802,785  $ 10,044,975
                                                      ===========  ============

   In August 1998, four of the Partnership's leases were amended. As a result, the Partnership reclassified these leases from direct financing leases to operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded each of the reclassified leases at the lower of original cost, present fair value, or present carrying value. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

   1999............................................................. $ 1,106,822
   2000.............................................................   1,106,822
   2001.............................................................   1,130,328
   2002.............................................................   1,142,042
   2003.............................................................   1,142,042
   Thereafter.......................................................   8,467,700
                                                                     -----------
                                                                     $14,095,756
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

5. Investment in Joint Ventures:

   The Partnership has an 85.54%, a 36.8%, and a 12.46% interest in the profits and losses of Asheville Joint Venture, CNL Restaurant Investments II, and Middleburg Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   Asheville Joint Venture and Middleburg Joint Venture each own and lease one property, and CNL Restaurant Investments II owns and leases six properties to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                           1998       1997
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation........................... $6,320,059 $6,487,210
   Net investment in direct financing lease............  1,319,045  1,335,223
   Cash................................................      1,176        596
   Receivables.........................................     17,395     14,169
   Prepaid expenses....................................        719      1,017
   Accrued rental income...............................    162,857    128,993
   Liabilities.........................................        580        864
   Partners' capital...................................  7,820,671  7,966,344
   Revenues............................................    940,168  1,001,284
   Net income..........................................    762,579    824,576

   The Partnership recognized income totalling $276,721, $293,480, and $266,500 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Mortgage Notes Receivable:

   As of December 31, 1995, the Partnership had accepted two promissory notes in the principal sum totalling $460,000, in connection with the sale of two of its properties in Jacksonville, Florida. The promissory notes, which are collateralized by mortgages on the properties, bear interest at a rate of ten percent per annum, and are being collected in 119 equal monthly installments of $2,106 and $1,931, with balloon payments of $218,252 and $200,324, respectively, due in December 2005.

   In addition, in connection with the sale in 1996 of its property in Orlando, Florida, the Partnership accepted a promissory note in the principal sum of $1,388,568, representing the gross sales price of $1,375,000 plus tenant closing costs of $13,568 that the Partnership financed on behalf of the tenant. The promissory note bears interest at a rate of 10.75% per annum, is collateralized by a mortgage on the property and is being collected in 12 monthly installments of interest only, in 24 monthly installments of $15,413 consisting of principal and interest, and thereafter in 144 monthly installments of $16,220 consisting of principal and interest.

   The mortgage notes receivable consisted of the following at December 31:

                                                             1998       1997
                                                          ---------- ----------
   Principal balance..................................... $1,795,920 $1,837,212
   Accrued interest receivable...........................     15,806     16,174
                                                          ---------- ----------
                                                          $1,811,726 $1,853,386
                                                          ========== ==========

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The general partners believe that the estimated fair value of mortgage notes receivable at December 31, 1998 and 1997, approximated the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,850,003, $3,150,003, and $3,412,500, respectively. No distributions have been made to the general partners to date.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $3,288,912  $3,241,567  $3,096,992
   Depreciation for tax reporting purposes
    in excess of depreciation for
    financial reporting purposes..........    (166,412)   (204,419)   (219,372)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes..............................     177,946     178,250     157,197
   Allowance for doubtful accounts........       5,408      18,954     (23,716)
   Accrued rental income..................    (116,089)   (133,237)   (219,757)
   Rents paid in advance..................       9,293     (21,446)     42,637
   Gain or loss on sale of land and
    buildings for tax reporting purposes
    in excess of gain or loss for
    financial reporting purposes..........       3,170         670      99,031
   Capitalized transaction costs for tax
    reporting purposes....................      21,042         --          --
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes in excess of (less than)
    equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes..............................      15,563      (2,987)     13,320
   Minority interest in timing differences
    of consolidated joint venture.........       1,443       1,571       1,677
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $3,240,276  $3,078,923  $2,948,009
                                            ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the year ended December 31, 1996, the Partnership incurred $41,250 in deferred, subordinated real estate disposition fees as the result of the sale of the property in Orlando, Florida. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1998 and 1997.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $96,202, $80,461 and $89,317 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1998    1997
                                                                ------- -------
   Due to Affiliates:
     Accounting and administrative services.................... $20,216 $ 4,599
     Deferred, subordinated real estate disposition fee........  55,050  55,050
                                                                ------- -------
                                                                $75,266 $59,649
                                                                ======= =======

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures) for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
   Golden Corral Corporation....................... $728,641 $706,839 $663,889
   Restaurant Management Services, Inc. ...........  527,360  531,110  533,990
   Carrols Corporation.............................  482,081  523,517  526,034
   Flagstar Enterprises, Inc. and Quincy's
    Restaurants, Inc. .............................      N/A      N/A  356,720

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures), for each of the years ended December 31:

                                                     1998      1997      1996
                                                   -------- ---------- --------
   Burger King.................................... $961,542 $1,003,419 $989,480
   Golden Corral Family Steakhouse Restaurants....  750,869    735,949  681,042
   Shoney's.......................................  603,304    607,054  609,072

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,042,635 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $39,843,631 as of December 31, 1998.

   The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,021,318 shares valued at $20.00 per APF share.

                         CNL INCOME FUND IX, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-250
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................  F-251
Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-252
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-253
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-254
Report of Independent Accountants.......................................  F-256
Balance Sheets as of December 31, 1998 and 1997.........................  F-257
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-258
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-259
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-260
Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-261

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,661,133 and $1,711,187
 and allowance for loss on building of $249,368 for
 1999 and 1998........................................  $14,933,928 $15,066,178
Net investment in direct financing leases, less
 allowance for impairment in carrying value of $65,407
 for 1998.............................................    5,366,053   5,905,995
Investment in joint ventures..........................    6,421,708   6,473,381
Cash and cash equivalents.............................    2,044,011   1,287,379
Receivables, less allowance for doubtful accounts of
 $208,186 and $206,052................................       61,678      93,569
Prepaid expenses......................................       20,404       3,185
Lease costs, less accumulated amortization of $1,952
 and $1,577...........................................       13,048      13,423
Accrued rental income.................................    1,163,425   1,255,968
                                                        ----------- -----------
                                                        $30,024,255 $30,099,078
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    31,318 $     1,103
Accrued and escrowed real estate taxes payable........       36,161       9,022
Distributions payable.................................      787,501     787,501
Due to related parties................................        8,412      24,187
Rents paid in advance and deposits....................      101,984      63,347
                                                        ----------- -----------
  Total liabilities...................................      965,376     885,160
Partners' capital.....................................   29,058,879  29,213,918
                                                        ----------- -----------
                                                        $30,024,255 $30,099,078
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                           -------------------
                                                             1999      1998
                                                           --------- ---------
Revenues:
  Rental income from operating leases..................... $ 418,795 $ 476,737
  Earned income from direct financing leases..............   173,188   210,157
  Interest and other income...............................    23,251    11,621
                                                           --------- ---------
                                                             615,234   698,515
                                                           --------- ---------
Expenses:
  General operating and administrative....................    41,973    33,378
  Professional services...................................     9,062     6,336
  Real estate tax expense.................................     7,692       --
  State and other taxes...................................    24,759    14,145
  Depreciation and amortization...........................    75,910    63,245
  Transaction costs.......................................    35,275       --
                                                           --------- ---------
                                                             194,671   117,104
                                                           --------- ---------
Income Before Equity in Earnings of Joint Ventures and
 Gain on Sale of Land, Building, and Net Investment in
 Direct Financing Lease...................................   420,563   581,411
Equity in Earnings of Joint Ventures......................   135,902   127,808
Gain on Sale of Land, Building and Net Investment in
 Direct Financing Lease...................................    75,997       --
                                                           --------- ---------
Net Income................................................ $ 632,462 $ 709,219
                                                           ========= =========
Allocation of Net Income:
  General partners........................................ $   6,128 $   7,092
  Limited partners........................................   626,334   702,127
                                                           --------- ---------
                                                           $ 632,462 $ 709,219
                                                           ========= =========
Net Income Per Limited Partner Unit....................... $    0.18 $    0.20
                                                           ========= =========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................. 3,500,000 3,500,000
                                                           ========= =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   214,763  $   190,772
  Net income........................................        6,128       23,991
                                                      -----------  -----------
                                                          220,891      214,763
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   28,999,155   29,956,452
  Net income........................................      626,334    2,262,707
  Distributions ($0.23 and $0.92 per limited partner
   unit, respectively)..............................     (787,501)  (3,220,004)
                                                      -----------  -----------
                                                       28,837,988   28,999,155
                                                      -----------  -----------
Total partners' capital.............................  $29,058,879  $29,213,918
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                           Quarter Ended
                                                             March 31,
                                                       -----------------------
                                                          1999         1998
                                                       -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities........... $   785,344  $  804,054
                                                       -----------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land, building and Net
     investment in direct financing lease.............   2,400,000         --
    Additions to land and building on operating
     leases...........................................  (1,641,211)        --
                                                       -----------  ----------
      Net cash provided by investing activities.......     758,789         --
                                                       -----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................    (787,501)   (787,501)
                                                       -----------  ----------
      Net cash used in financing activities...........    (787,501)   (787,501)
                                                       -----------  ----------
Net Increase in Cash and Cash Equivalents.............     756,632      16,553
Cash and Cash Equivalents at Beginning of Quarter.....   1,287,379   1,250,388
                                                       -----------  ----------
Cash and Cash Equivalents at End of Quarter........... $ 2,044,011  $1,266,941
                                                       ===========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of
   quarter............................................ $   787,501  $  857,501
                                                       ===========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund IX, Ltd. (the "Partnership") for the year ended December 31, 1998.

   Certain items in the prior year's financial statements have been reclassified to conform to 1999 presentation. These reclassifications had no effect on partners' capital or net income.

2. Land and Buildings on Operating Leases:

   During February and March 1999, the Partnership sold its properties in Corpus Christi, Texas and Rochester, New York, respectively, received net sales proceeds of $1,350,000 and $1,050,000, respectively, resulting in a gain of $56,369 and $19,628, respectively for financial reporting purposes (see Note
3). These properties were originally acquired by the Partnership in 1991 and 1992 and had a total cost of approximately $2,288,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the properties for a total of approximately $111,200 in excess of their original purchase prices. In March 1999, the Partnership reinvested a portion of the net sales proceeds it received from these sales, in a Golden Corral property located in Albany, Georgia, at an approximate cost of $1,641,000.

3. Net Investment in Direct Financing Leases:

   At December 31, 1998, the Partnership had recorded an allowance for impairment in carrying value of $65,407 relating to the Property in Rochester, New York, due to the tenant filing for bankruptcy. The allowance represented the difference between the carrying value of the property at December 31, 1998 and the estimated net realizable value for this property. In March 1999, the Partnership sold this property and received net sales proceeds of $1,049,999 and recorded a gain of $19,628 for financial reporting purposes, resulting in a net loss of approximately $45,800. The building portion of this property had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value), unearned income and the allowance for impairment in carrying value relating to the building were removed from the accounts and the gain from the sale of the property was reflected in income (see Note 2.)

4. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,700,097 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,414,830 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

5. APF Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 4 being adjusted to 1,850,049 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund IX, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund IX, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 2, 1999, except for Note 10

 for which the date is March 11, 1999 and

 Note 11 for which the date is June 3, 1999

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building.............................................. $15,066,178 $14,163,111
Net investment in direct financing leases, less
 allowance for impairment in carrying value............   5,905,995   7,482,757
Investment in joint ventures...........................   6,473,381   6,619,364
Cash and cash equivalents..............................   1,287,379   1,250,388
Receivables, less allowance for doubtful accounts of
 $206,052 and $108,316.................................      93,569      96,134
Prepaid expenses.......................................       3,185       3,924
Lease costs, less accumulated amortization of $1,577
 and $77...............................................      13,423      14,923
Accrued rental income..................................   1,255,968   1,465,820
                                                        ----------- -----------
                                                        $30,099,078 $31,096,421
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     1,103 $     4,490
Accrued and escrowed real estate taxes payable.........       9,022      45,591
Distributions payable..................................     787,501     787,501
Due to related parties.................................      24,187       4,619
Rents paid in advance and deposits.....................      63,347     106,996
                                                        ----------- -----------
  Total liabilities....................................     885,160     949,197
Partners' capital......................................  29,213,918  30,147,224
                                                        ----------- -----------
                                                        $30,099,078 $31,096,421
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                   Year Ended December 31,
                                               ---------------------------------
                                                  1998        1997       1996
                                               ----------  ---------- ----------
Revenues:
  Rental income from operating leases........  $1,804,248  $1,742,351 $1,854,245
  Adjustments to accrued rental income.......    (267,600)        --         --
  Earned income from direct financing
   leases....................................     826,962     830,603    917,074
  Contingent rental income...................      79,780      74,867    120,999
  Interest and other income..................      61,129      44,669     51,348
                                               ----------  ---------- ----------
                                                2,504,519   2,692,490  2,943,666
                                               ----------  ---------- ----------
Expenses:
  General operating and administrative.......     142,996     153,175    152,437
  Professional services......................      43,685      24,658     26,610
  Bad debt expense...........................       5,133      21,000        --
  Real estate taxes..........................       6,247      30,835      9,906
  State and other taxes......................      14,337      11,126      2,775
  Depreciation and amortization..............     267,773     251,560    252,039
  Transaction costs..........................      19,041         --         --
                                               ----------  ---------- ----------
                                                  499,212     492,354    443,767
                                               ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Sale of Land and Building,
 and Provision for Loss on Building and
 Impairment in Carrying Value of Net
 Investment in Direct Financing Lease........   2,005,307   2,200,136  2,499,899
Equity in Earnings of Joint Ventures.........     596,166     537,853    460,400
Gain on Sale of Land and Building............         --      199,643        --
Provision for Loss on Building and Carrying
 Value of Net Investment in Direct Financing
 Lease.......................................    (314,775)        --         --
                                               ----------  ---------- ----------
Net Income...................................  $2,286,698  $2,937,632 $2,960,299
                                               ==========  ========== ==========
Allocation of Net Income:
  General partners...........................  $   23,991  $   27,380 $   29,603
  Limited partners...........................   2,262,707   2,910,252  2,930,696
                                               ----------  ---------- ----------
                                               $2,286,698  $2,937,632 $2,960,299
                                               ==========  ========== ==========
Net Income Per Limited Partner Unit..........  $     0.65  $     0.83 $     0.84
                                               ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................   3,500,000   3,500,000  3,500,000
                                               ==========  ========== ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $132,789    $35,000,000  $(13,505,579)  $13,146,091 $(4,190,000) $30,584,301
 Distributions to
  limited partners
  ($0.91 per limited
  partner unit).........       --            --             --     (3,185,004)          --          --    (3,185,004)
 Net income.............       --         29,603            --            --      2,930,696         --     2,960,299
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       162,392     35,000,000   (16,690,583)   16,076,787  (4,190,000)  30,359,596
 Distributions to
  limited partners
  ($0.90 per limited
  partner unit).........       --            --             --     (3,150,004)          --          --    (3,150,004)
 Net income.............       --         27,380            --            --      2,910,252         --     2,937,632
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       189,772     35,000,000   (19,840,587)   18,987,039  (4,190,000)  30,147,224
 Distributions to
  limited partners
  ($0.92 per limited
  partner unit).........       --            --             --     (3,220,004)          --          --    (3,220,004)
 Net income.............       --         23,991            --            --      2,262,707         --     2,286,698
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $213,763    $35,000,000  $(23,060,591)  $21,249,746 $(4,190,000) $29,213,918
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1998         1997         1996
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants............  $ 2,695,934  $ 2,666,373  $ 2,900,048
 Distributions from joint ventures.....      738,544      676,806      603,833
 Cash paid for expenses................     (223,753)    (229,884)    (186,126)
 Interest received.....................       42,665       44,669       38,485
                                         -----------  -----------  -----------
  Net cash provided by operating
   activities..........................    3,253,390    3,157,964    3,356,240
                                         -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  building.............................          --     1,053,571          --
 Investment in joint venture...........        3,605   (1,049,762)         --
 Payment of lease costs................          --       (15,000)         --
                                         -----------  -----------  -----------
  Net cash provided by (used in)
   operating activities................        3,605      (11,191)         --
                                         -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Distributions to limited partners.....   (3,220,004)  (3,185,003)  (3,185,004)
                                         -----------  -----------  -----------
  Net cash used in financing
   activities..........................   (3,220,004)  (3,185,003)  (3,185,004)
                                         -----------  -----------  -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................       36,991      (38,230)     171,236
Cash and Cash Equivalents at Beginning
 of Year...............................    1,250,388    1,288,618    1,117,382
                                         -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year..................................  $ 1,287,379  $ 1,250,388  $ 1,288,618
                                         ===========  ===========  ===========
Reconciliation of Net Income to Net
 Cash Provided by Operating Activities:
 Net income............................  $ 2,286,698  $ 2,937,632  $ 2,960,299
                                         -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Bad debt expense......................        5,133       21,000          --
 Depreciation..........................      266,273      251,483      251,483
 Amortization..........................        1,500           77          556
 Equity in earnings of joint ventures,
  net of distributions.................      142,378      138,953      143,433
 Gain on sale of land and building.....          --      (199,643)         --
 Provision for loss on building and
  impairment in carrying value of net
  investment in direct financing
  lease................................      314,775          --           --
 Decrease (increase) in receivables....       (2,568)     (41,878)      87,823
 Decrease (increase) in prepaid
  expenses.............................          739          (79)      (2,913)
 Decrease in net investment in direct
  financing leases.....................       92,647      121,311       89,696
 Decrease (increase) in accrued rental
  income...............................      209,852      (70,837)    (225,434)
 Increase (decrease) in accounts
  payable and accrued expenses.........      (39,956)     (16,524)      12,111
 Increase (decrease) in due to related
  parties..............................       19,568        3,214       (4,639)
 Increase (decrease) in rents paid in
  advance and deposits.................      (43,649)      13,255       43,825
                                         -----------  -----------  -----------
  Total adjustments....................      966,692      220,332      395,941
                                         -----------  -----------  -----------
Net Cash Provided by Operating
 Activities............................  $ 3,253,390  $ 3,157,964  $ 3,356,240
                                         ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Land and building under operating
  lease exchanged for land and building
  under operating lease................  $       --   $       --   $   406,768
                                         ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31..........................  $   787,501  $   787,501  $   822,500
                                         ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund IX, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (see
  Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

continued to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in three joint ventures and a property in Englewood, Colorado, for which the property is held as tenants-in-common with an affiliate, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease costs--Lease costs associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

2. Leases:

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while a majority of the land portion of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 8,207,939  $ 8,207,939
   Buildings..........................................   8,818,794    7,452,942
                                                       -----------  -----------
                                                        17,026,733   15,660,881
   Less accumulated depreciation......................  (1,711,187)  (1,497,770)
                                                       -----------  -----------
                                                       $15,315,546  $14,163,111
   Less allowance for loss on building................    (249,368)         --
                                                       -----------  -----------
                                                       $15,066,178  $14,163,111
                                                       ===========  ===========

   In June 1997, the Partnership sold its property in Alpharetta, Georgia, and received net sales proceeds of $1,053,571, resulting in a gain of $199,643 for financial reporting purposes. This property was originally acquired by the Partnership in September 1991 and had a cost of approximately $711,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $342,400 in excess of its original purchase price.

   During 1998, the Partnership recorded a provision for loss on building in the amount of $249,368 for financial reporting purposes relating to the property in Williamsville, New York. The tenant of this property filed for bankruptcy during 1998, and rejected the lease. The allowance represents the difference between the carrying value of the property at December 31, 1998 and the current estimated net realizable value for this property.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the year ended December 31, 1998, the Partnership recognized a loss of $209,852 (net of $267,600 in write-offs) and for the years ended December 31, 1997 and 1996, the Partnership recognized income of $70,837, and $225,434, respectively, of such rental income.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,726,921
   2000.............................................................   1,726,921
   2001.............................................................   1,763,564
   2002.............................................................   1,889,001
   2003.............................................................   1,897,501
   Thereafter.......................................................   9,771,187
                                                                     -----------
                                                                     $18,775,095
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1998         1997
                                                      -----------  -----------
   Minimum lease payments receivable................. $11,521,454  $13,764,606
   Estimated residual values.........................   2,091,629    2,495,379
   Less unearned income..............................  (7,641,681)  (8,777,228)
                                                      -----------  -----------
                                                        5,971,402    7,482,757
   Less allowance for impairment in carrying value...     (65,407)         --
                                                      -----------  -----------
   Net investment in direct financing leases......... $ 5,905,995  $ 7,482,757
                                                      ===========  ===========

   In August 1998, four of the Partnership's leases were amended. As a result, the Partnership reclassified the direct financing leases to operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded each of the reclassified leases at the lower of original cost, present fair value, or present carrying amount. No loss on termination of direct financing lease was recorded for financial reporting purposes.

   During 1998, the Partnership recorded a provision for loss on investment in direct financing lease of $65,407 for financial reporting purposes relating to the Property in Rochester, New York, due to the fact that the tenant filed for bankruptcy during 1998. The allowance represents the difference between the carrying value of the Property at December 31, 1998 and the current estimated net realizable value for this Property.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1998:

   1999............................................................. $   832,979
   2000.............................................................     832,979
   2001.............................................................     844,812
   2002.............................................................     890,607
   2003.............................................................     890,607
   Thereafter.......................................................   7,229,470
                                                                     -----------
                                                                     $11,521,454
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 45.2%, a 50 percent and a 27.33% interest in the profits and losses of CNL Restaurant Investments II, CNL Restaurant Investments III and Ashland Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In July 1997, the Partnership used the net sales proceeds from the sale of the property in Alpharetta, Georgia, to acquire a 67 percent interest in an IHOP property located in Englewood, Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

   CNL Restaurant Investments II and CNL Restaurant Investments III each own and lease six properties to an operator of national fast-food restaurants and Ashland Joint Venture owns and leases one property to an operator of national fast-food restaurants. The Partnership and an affiliate, as tenants in common own and lease one property to an operator of a national family-style restaurant. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                         1998        1997
                                                      ----------- -----------
   Land and buildings on operating leases, less
    accumulated depreciation......................... $12,253,332 $12,582,754
   Net investment in direct financing lease..........     991,524   1,003,680
   Cash..............................................       1,196      15,124
   Receivables.......................................      23,283      35,773
   Prepaid expenses..................................      24,790      23,544
   Accrued rental income.............................      36,855      11,620
   Liabilities.......................................       1,641      14,280
   Partners' capital.................................  13,329,339  13,658,215
   Revenues..........................................   1,576,778   1,506,380
   Net income........................................   1,208,451   1,141,755

   The Partnership recognized income totalling $596,166, $537,853, and $460,400 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

6. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property, not in liquidation of the Partnership, is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,220,004, $3,150,004, and $3,185,004, respectively. No distributions have been made to the general partners to date.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

7. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,286,698  $2,937,632  $2,960,299
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (97,473)   (116,620)   (123,734)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      92,647     121,311      89,696
   Gain on sale of land and building for
    financial reporting purposes in excess
    of gain for tax reporting purposes.....         --     (195,820)        --
   Equity in earnings of joint ventures for
    tax reporting purposes in excess of
    equity in earnings of joint ventures
    for financial reporting purposes.......       8,256      36,745      37,469
   Capitalization of transaction costs for
    tax reporting purposes.................      19,041         --          --
   Accrued rental income...................     209,852     (70,837)   (225,434)
   Rents paid in advance...................     (44,149)     13,255      43,825
   Allowance for loss on building and
    investment in direct financing leases..     314,775         --          --
   Allowance for doubtful accounts.........      97,736      79,333      14,221
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,887,383  $2,804,999  $2,796,342
                                             ==========  ==========  ==========

8. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $94,808, $79,234, and $82,487 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties at December 31, 1998 and 1997, totalled $24,187 and $4,619, respectively.

9. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for each of the years ended December 31:

                                                     1998     1997     1996
                                                   -------- -------- --------
   Burger King Corporation and BK Acquisition,
    Inc........................................... $647,953 $649,445 $623,949
   TPI Restaurants, Inc...........................  557,000  556,700  565,351
   Carrols Corporation............................  388,121  440,057  442,286
   Flagstar Enterprises, Inc......................  367,211  436,312  460,762
   Golden Corral Corporation......................  360,555  337,337      N/A

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for each of the years ended December 31:

                                                 1998       1997       1996
                                              ---------- ---------- ----------
   Burger King............................... $1,143,522 $1,249,715 $1,310,994
   Shoney's..................................    805,729    808,675    889,148
   Hardees...................................    438,324    436,312    460,762
   Golden Corral Family Steakhouse
    Restaurants..............................    360,555    337,337        N/A

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

10. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,700,097 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,414,830 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

11. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 10 being adjusted to 1,850,049 shares valued at $20.00 per APF share.

                          CNL INCOME FUND X, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-271

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................  F-272

Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-273

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-274

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-275

Report of Independent Accountants.......................................  F-278

Balance Sheets as of December 31, 1998 and 1997.........................  F-279

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-280

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-281

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-282

Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-283

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,402,126 and $1,329,832
 and allowance for loss on land and building of
 $908,518 in 1999 and 1998............................  $17,362,457 $16,685,182
Net investment in direct financing leases, less
 allowance for impairment in carrying value of $93,328
 in 1998..............................................   10,092,876  10,713,000
Investment in joint ventures..........................    4,196,724   3,421,329
Cash and cash equivalents.............................    1,225,257   1,835,972
Restricted cash.......................................          --      361,403
Receivables, less allowance for doubtful accounts of
 $235,736 and $236,810................................       35,646      81,100
Prepaid expenses......................................       19,847       5,229
Accrued rental income, less allowance for doubtful
 accounts of $275,520 and $269,421....................    1,367,237   1,342,166
Other assets..........................................       35,484      35,484
                                                        ----------- -----------
                                                        $34,335,528 $34,480,865
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    49,902 $     2,403
Accrued and escrowed real estate taxes payable........       30,258      27,418
Distributions payable.................................      900,001     900,001
Due to related party..................................       10,588      29,987
Rents paid in advance and deposits....................      126,906     103,414
                                                        ----------- -----------
  Total liabilities...................................    1,117,655   1,063,223
Minority interest.....................................       64,446      64,745
Partners' capital.....................................   33,153,427  33,352,897
                                                        ----------- -----------
                                                        $34,335,528 $34,480,865
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                           --------------------
                                                             1999       1998
                                                           ---------  ---------
Revenues:
  Rental income from operating leases....................  $ 448,457  $ 447,273
  Earned income from direct financing leases.............    276,858    358,837
  Interest and other income..............................     13,714     26,472
                                                           ---------  ---------
                                                             739,029    832,582
                                                           ---------  ---------
Expenses:
  General operating and administrative...................     50,482     38,237
  Bad debt expense.......................................        --       2,033
  Professional services..................................     10,045      5,199
  Real estate taxes......................................     11,604        --
  State and other taxes..................................     14,577     10,271
  Depreciation...........................................     72,294     58,198
  Transaction costs......................................     33,661        --
                                                           ---------  ---------
                                                             192,663    113,938
                                                           ---------  ---------
Income Before Minority Interest in Income of Consolidated
 Joint Venture, Equity in Earnings of Unconsolidated
 Joint Ventures, and Gain on Sale of Land and Buildings..    546,366    718,644
Minority Interest in Income of Consolidated Joint
 Venture.................................................     (1,879)    (2,186)
Equity in Earnings of Unconsolidated Joint Ventures......     81,404     63,134
Gain on Sale of Land and Buildings.......................     74,640    171,159
                                                           ---------  ---------
Net Income...............................................  $ 700,531  $ 950,751
                                                           =========  =========
Allocation of Net Income:
  General partners.......................................  $   6,261  $   7,796
  Limited partners.......................................    694,270    942,955
                                                           ---------  ---------
                                                           $ 700,531  $ 950,751
                                                           =========  =========
Net Income Per Limited Partner Unit......................  $    0.17  $    0.24
                                                           =========  =========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................  4,000,000  4,000,000
                                                           =========  =========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   229,725  $   208,709
  Net income........................................        6,261       21,016
                                                      -----------  -----------
                                                          235,986      229,725
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   33,123,172   34,945,334
  Net income........................................      694,270    1,857,842
  Distributions ($0.23 and $0.92 per limited partner
   unit, respectively)..............................     (900,001)  (3,680,004)
                                                      -----------  -----------
                                                       32,917,441   33,123,172
                                                      -----------  -----------
Total partners' capital.............................  $33,153,427  $33,352,897
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                           Quarter Ended
                                                             March 31,
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities.......... $   841,122  $ 1,003,374
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and buildings.........   1,150,000    1,231,106
    Additions to land and buildings on operating
     leases..........................................  (1,257,217)         --
    Investment in joint venture......................    (802,431)         --
    Decrease (increase) in restricted cash...........     359,990   (1,230,672)
                                                      -----------  -----------
      Net cash provided by (used in) investing
       activities....................................    (549,658)         434
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners................    (900,001)    (900,001)
    Distributions to holder of minority interest.....      (2,178)      (2,196)
                                                      -----------  -----------
      Net cash used in financing activities..........    (902,179)    (902,197)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents.........................................    (610,715)     101,611
Cash and Cash Equivalents at Beginning of Quarter....   1,835,972    1,583,883
                                                      -----------  -----------
Cash and Cash Equivalents at End of Quarter.......... $ 1,225,257  $ 1,685,494
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of
   quarter........................................... $   900,001  $   980,001
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund X, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 88.26% interest in Allegan Real Estate Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Land and Buildings on Operating Leases:

   In March 1999, the Partnership sold its property in Amherst, New York, and received net sales proceeds of $1,150,000 and recorded a gain of $74,640 for financial reporting purposes. In March 1999, the Partnership reinvested the net sales proceeds from the sale of the property in Amherst, New York, plus additional funds, in a Golden Corral property in Fremont, Nebraska (see Note
3).

3. Net Investment in Direct Financing Leases:

   At December 31, 1998, the Partnership had recorded an allowance for impairment in carrying value of $93,328 relating to the Property in Amherst, New York, due to the tenant filing for bankruptcy. The allowance represented the difference between the carrying value of the property at December 31, 1998 and the estimated net realizable value for this property. In March 1999, the Partnership sold this property and received net sales proceeds of $1,150,000 and recorded a gain of $74,640 for financial reporting purposes, resulting in a net loss of approximately $18,700. The building portion of this property had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value), unearned income and the allowance for impairment in carrying value relating to the building were removed from the accounts and the gain from the sale of the property was reflected in income (see Note 2).

4. Investment in Joint Ventures:

   In January 1999, the Partnership entered into a joint venture arrangement, Ocean Shores Joint Venture, with CNL Income Fund XVII, Ltd., an affiliate of the general partners, to hold one restaurant property. The Partnership contributed approximately $802,400 to the joint venture and as of March 31, 1999, owned a 69.06% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures and properties held as tenants-in-common at:

                                                      March 31,  December 31,
                                                        1999         1998
                                                     ----------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation........................ $ 9,633,883 $ 9,340,944
   Net investment in direct financing leases........   1,465,599     657,426
   Cash.............................................       9,741       2,935
   Receivables......................................          32       7,597
   Prepaid expenses.................................       4,159      24,337
   Accrued rental income............................      28,010      19,880
   Liabilities......................................       2,473       3,119
   Partners' capital................................  11,138,951  10,050,000
   Revenues.........................................     302,967   1,115,856
   Net income.......................................     219,991     843,914

   The Partnership recognized income totalling $81,404 and $63,134 for the quarters ended March 31, 1999 and 1998, respectively, from these joint ventures.

5. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,243,243 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $41,779,262 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the Properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

6. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 5 being adjusted to 2,121,622 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners CNL Income Fund X, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund X, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 30, 1999, except for the second paragraph of Note 11 which the date is March 11, 1999 and Note 12 for which the date is June 3, 1999

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $16,685,182 $15,709,899
Net investment in direct financing leases, less
 allowance for impairment in carrying value............  10,713,000  13,460,125
Investment in joint ventures...........................   3,421,329   3,505,326
Cash and cash equivalents..............................   1,835,972   1,583,883
Restricted cash........................................     361,403      92,236
Receivables, less allowance for doubtful accounts of
 $236,810 and $137,856.................................      81,100     123,903
Prepaid expenses.......................................       5,229       5,877
Accrued rental income, less allowance for doubtful
 accounts of $269,421 and $117,593.....................   1,342,166   1,775,374
Other assets...........................................      35,484      33,104
                                                        ----------- -----------
                                                        $34,480,865 $36,289,727
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     2,403 $     6,033
Accrued and escrowed real estate taxes payable.........      27,418      27,784
Distributions payable..................................     900,001     900,001
Due to related parties.................................      29,987       4,946
Rents paid in advance and deposits.....................     103,414     132,419
                                                        ----------- -----------
  Total liabilities....................................   1,063,223   1,071,183
Minority interest......................................      64,745      64,501
Partners' capital......................................  33,352,897  35,154,043
                                                        ----------- -----------
                                                        $34,480,865 $36,289,727
                                                        =========== ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                            -----------------------------------
                                               1998         1997        1996
                                            -----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $ 1,886,761  $1,896,607  $1,921,562
  Adjustments to accrued rental income....     (457,567)    (28,812)    (88,781)
  Earned income from direct financing
   leases.................................    1,281,596   1,534,525   1,648,358
  Contingent rental income................       67,511      51,678      45,126
  Interest and other income...............      108,481      88,853      75,896
                                            -----------  ----------  ----------
                                              2,886,782   3,542,851   3,602,161
                                            -----------  ----------  ----------
Expenses:
  General operating and administrative....      163,189     153,672     166,049
  Bad debt expense........................        5,887         --          --
  Professional services...................       44,309      26,890      33,692
  Real estate taxes.......................          199       9,703         --
  State and other taxes...................       10,520       9,372       2,357
  Depreciation and amortization...........      259,866     214,468     207,959
  Transaction costs.......................       23,779         --          --
                                            -----------  ----------  ----------
                                                507,749     414,105     410,057
                                            -----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint
 Ventures, Gain on Sale of Land and
 Building and Provision for Loss on Land,
 Building, and Impairment in Carrying
 Value of Net Investment in Direct
 Financing Lease..........................    2,379,033   3,128,746   3,192,104
Minority Interest in Income of
 Consolidated Joint Venture...............       (9,302)     (8,522)     (8,663)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................      292,013     278,919     278,371
Gain on Sale of Land and Building.........      218,960     132,238         --
Provision for Loss on Land, Building, and
 Impairment in Carrying Value of Net
 Investment in Direct Financing Lease.....   (1,001,846)        --          --
                                            -----------  ----------  ----------
Net Income................................  $ 1,878,858  $3,531,381  $3,461,812
                                            ===========  ==========  ==========
Allocation of Net Income:
  General partners........................  $    21,016  $   33,991  $   34,618
  Limited partners........................    1,857,842   3,497,390   3,427,194
                                            -----------  ----------  ----------
                                            $ 1,878,858  $3,531,381  $3,461,812
                                            ===========  ==========  ==========
Net Income Per Limited Partner Unit.......  $      0.46  $     0.87  $     0.86
                                            ===========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................    4,000,000   4,000,000   4,000,000
                                            ===========  ==========  ==========

              See accompanying notes to financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $139,100    $40,000,000  $(13,723,133)  $13,773,889 $(4,790,000) $35,400,856
 Distributions to
  limited partners
  ($0.91 per limited
  partner unit).........       --            --             --     (3,640,003)          --          --    (3,640,003)
 Net income.............       --         34,618            --            --      3,427,194         --     3,461,812
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       173,718     40,000,000   (17,363,136)   17,201,083  (4,790,000)  35,222,665
 Distributions to
  limited partners
  ($0.90 per limited
  partner unit).........       --            --             --     (3,600,003)          --          --    (3,600,003)
 Net income.............       --         33,991            --            --      3,497,390         --     3,531,381
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       207,709     40,000,000   (20,963,139)   20,698,473  (4,790,000)  35,154,043
 Distributions to
  limited partners
  ($0.92 per limited
  partner unit).........       --            --             --     (3,680,004)          --          --    (3,680,004)
 Net income.............       --         21,016            --            --      1,857,842         --     1,878,858
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $228,725    $40,000,000  $(24,643,143)  $22,556,315 $(4,790,000) $33,352,897
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $3,382,562  $3,380,391  $3,491,064
 Distributions from unconsolidated joint
  ventures.................................     373,004     353,207     354,648
 Cash paid for expenses....................    (221,284)   (190,902)   (211,345)
 Interest received.........................      70,156      53,721      61,435
                                             ----------  ----------  ----------
  Net cash provided by operating
   activities..............................   3,604,438   3,596,417   3,695,802
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and building...   1,591,794   1,363,805         --
 Additions to land and buildings on
  operating leases.........................  (1,020,329) (1,277,308)       (978)
 Investment in direct financing leases.....         --          --       (1,542)
 Investment in joint venture...............         --     (130,404)   (108,952)
 Increase in restricted cash...............    (237,758)    (89,702)        --
 Other.....................................       3,006         --          --
                                             ----------  ----------  ----------
  Net cash provided by (used in) investing
   activities..............................     336,713    (133,609)   (111,472)
                                             ----------  ----------  ----------
 Cash Flows from Financing Activities:
 Distributions to limited partners.........  (3,680,004) (3,640,002) (3,640,003)
 Distributions to holder of minority
  interest.................................      (9,058)     (8,406)     (7,697)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (3,689,062) (3,648,408) (3,647,700)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................     252,089    (185,600)    (63,370)
Cash and Cash Equivalents at Beginning of
 Year......................................   1,583,883   1,769,483   1,832,853
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,835,972  $1,583,883  $1,769,483
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $1,878,858  $3,531,381  $3,461,812
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Bad debt expense..........................       5,887         --          --
 Depreciation..............................     259,866     214,468     206,497
 Amortization..............................         --          --        1,462
 Minority interest in income of
  consolidated joint venture...............       9,302       8,522       8,663
 Equity in earnings of unconsolidated joint
  ventures, net of distributions...........      80,991      74,288      75,898
 Gain on sale of land and building.........    (218,960)   (132,238)        --
 Provision for loss on land, building, and
  impairment in carrying value of net
  investment in direct financing lease.....   1,001,846         --          --
 Decrease (increase) in receivables........       8,312     (71,222)     46,834
 Decrease (increase) in prepaid expenses...         648        (374)     (3,852)
 Decrease in net investment in direct
  financing leases.........................     219,237     211,942     160,007
 Decrease (increase) in accrued rental
  income...................................     300,791    (201,022)   (315,029)
 Increase in other assets..................      (2,380)        --          --
 Increase (decrease) in accounts payable
  and accrued expenses.....................      (3,996)    (14,156)     14,318
 Increase (decrease) in due to related
  parties..................................      25,041       3,337      (5,395)
 Increase (decrease) in rents paid in
  advance and deposits.....................      38,995     (28,509)     44,587
                                             ----------  ----------  ----------
  Total adjustments........................   1,725,580      65,036     233,990
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $3,604,438  $3,596,417  $3,695,802
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
 Distributions declared and unpaid at
  December 31..............................  $  900,001  $  900,001  $  940,000
                                             ==========  ==========  ==========

              See accompanying notes to financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund X, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

continued to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 88.26% interest in Allegan Real Estate Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in CNL Restaurant Investments III, Williston Real Estate Joint Venture and Ashland Joint Venture, and the property in Clinton, North Carolina, and the property in Miami, Florida, for which each property is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 9,741,686  $ 9,947,295
   Buildings..........................................   8,588,903    6,875,851
   Construction in process............................     592,943          --
                                                       -----------  -----------
                                                        18,923,532   16,823,146
   Less accumulated depreciation......................  (1,329,832)  (1,113,247)
                                                       -----------  -----------
                                                        17,593,700   15,709,899
   Less allowance for loss on land and building.......    (908,518)         --
                                                       -----------  -----------
                                                       $16,685,182  $15,709,899
                                                       ===========  ===========

   During 1997, the Partnership sold its property in Fremont, California, to the franchisor, for $1,420,000 and received net sales proceeds of $1,363,805, resulting in a gain of $132,238 for financial reporting purposes. This property was originally acquired by the Partnership in March 1992 and had a cost of approximately $1,116,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $249,700 in excess of its original purchase price. In October 1997, the Partnership reinvested approximately $1,277,300 in a Boston Market property located in Homewood, Alabama.

   In March 1998, a vacant parcel of land relating to the property in Austin, Texas, was sold to a third party who had previously subleased the land from the Partnership's lessee. In connection therewith, the Partnership received net sales proceeds of $68,434 ($68,000 of which had been received and recorded as a deposit in 1995), resulting in a gain of $7,810 for financial reporting purposes.

   During 1998, the Partnership sold two properties for a total of $1,612,000 and received net sales proceeds totalling $1,591,360, resulting in a total gain of $211,150 for financial reporting purposes. These properties were originally acquired by the Partnership in 1991 and 1992 and had total costs of approximately $1,271,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the properties for approximately $320,000 in excess of their original purchase prices. In November 1998, the Partnership reinvested the majority of the net sales proceeds from the sale of its property in Sacramento, California in a Jack in the Box property in San Marcos, Texas.

   During the year ended December 31, 1998, the Partnership recorded a provision for loss on land and building totalling $908,518 for financial reporting purposes relating to the Properties in Lancaster, New York, Amherst, New York and Homewood, Alabama, respectively. The tenants of these Properties filed for

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

bankruptcy during 1998, and rejected the leases related to two of these Properties. The allowance represents the difference between the carrying value of the Properties at December 31, 1998 and the estimated net realizable value for these Properties.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the year ended December 31, 1998, the Partnership recognized a loss of $300,791 (net of $151,828 in reserves and $305,739 in write-offs) and for the years ended December 31, 1997 and 1996, the Partnership recognized income of $201,022 and $315,029, respectively, (net of reserves of $28,812 and $88,781, respectively).

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,725,916
   2000.............................................................   1,737,475
   2001.............................................................   1,781,312
   2002.............................................................   1,896,469
   2003.............................................................   1,908,568
   Thereafter.......................................................  13,254,521
                                                                     -----------
                                                                     $22,304,261
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales. These amounts do not include minimum lease payments that will become due when the property under development is completed.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                       1998          1997
                                                   ------------  ------------
   Minimum lease payments receivable.............. $ 18,740,085  $ 25,273,063
   Estimated residual values......................    3,553,036     4,225,008
   Less unearned income...........................  (11,486,793)  (16,037,946)
                                                   ------------  ------------
                                                     10,806,328    13,460,125
   Less allowance for impairment in carrying
    value.........................................      (93,328)          --
                                                   ------------  ------------
   Net investment in direct financing leases...... $ 10,713,000  $ 13,460,125
                                                   ============  ============

   During 1997, the Partnership sold its property in Fremont, California, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payment receivable and estimated residual value) and unearned income relating to this property were removed from the accounts and the gain from the sale relating to the land portion of the property was reflected in income (Note 3).

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   During 1998, the Partnership sold a property, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value) and unearned income relating to the building were removed from the accounts and the gain from the sale of the property was reflected in income (see Note 3).

   During 1998, three of the Partnership's leases were amended and one of the Partnership's leases that was classified as a direct financing lease was rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified the two of the three amended leases and the rejected lease from direct financing leases to operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified leases at the lower of original costs, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1998:

   1999............................................................. $ 1,389,897
   2000.............................................................   1,391,381
   2001.............................................................   1,398,824
   2002.............................................................   1,429,020
   2003.............................................................   1,440,530
   Thereafter.......................................................  11,690,433
                                                                     -----------
                                                                     $18,740,085
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 50 percent, a 10.51%, a 40.95%, and a 13% interest in the profits and losses of CNL Restaurant Investments III, Ashland Joint Venture, Williston Real Estate Joint Venture and a property in Clinton, North Carolina, held as tenants-in-common with affiliates of the general partners. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In December 1997, the Partnership acquired and leased a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 6.69% interest in this property.

   CNL Restaurant Investments III owns and leases six properties to an operator of national fast-food restaurants. Ashland Joint Venture, Williston Real Estate Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                         1998        1997
                                                      ----------- -----------
   Land and buildings on operating leases, less
    accumulated depreciation......................... $ 9,340,944 $ 9,573,341
   Net investment in direct financing lease..........     657,426     661,991
   Cash..............................................       2,935       8,197
   Receivables.......................................       7,597      26,766
   Prepaid expenses..................................      24,337      22,852
   Accrued rental income.............................      19,880         --
   Liabilities.......................................       3,119       7,415
   Partners' capital.................................  10,050,000  10,285,732
   Revenues..........................................   1,115,856     930,470
   Net income........................................     843,914     695,878

   The Partnership recognized income totalling $292,013, $278,919, and $278,371 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Restricted Cash:

   As of December 31, 1997, net sales proceeds of $89,702 from the sale of the property in Fremont, California, plus accrued interest of $2,534, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. The funds were released by the escrow agent in 1998 and were used to acquire an additional property. (See Note
3).

   As of December 31, 1998, the net sales proceeds of $359,990 from the sale of a property, plus accrued interest of $1,413 were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,680,004, $3,600,003, and $3,640,003, respectively. No distributions have been made to the general partners to date.

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $1,878,858  $3,531,381  $3,461,812
   Depreciation for tax reporting purposes
    in excess of depreciation for
    financial reporting purposes..........    (228,986)   (289,098)   (298,518)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes..............................     219,237     211,942     160,007
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes in excess of equity in
    earnings of unconsolidated joint
    ventures for financial
    reporting purposes....................      12,612      15,294      10,839
   Gain on sale of land and building for
    financial reporting purposes less than
    (in excess of) gain for tax
    reporting purposes....................      65,474     (42,996)        --
   Allowance for loss on land and
    building..............................   1,001,846         --          --
   Allowance for doubtful accounts........      98,954     133,428         --
   Accrued rental income..................     300,791    (201,022)   (315,029)
   Rents paid in advance..................      38,995     (22,593)     45,447
   Minority interest in timing differences
    of consolidated joint venture.........         413       1,461       2,184
   Capitalization of transaction costs for
    tax reporting purposes................      23,779         --          --
   Other..................................         --          --       (7,738)
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $3,411,973  $3,337,797  $3,059,004
                                            ==========  ==========  ==========

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. In addition, the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $105,445, $87,967, and $94,496 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1997, the Partnership acquired a property for a purchase price of $1,277,300 from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997, totalled $29,987 and $4,946, respectively.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Golden Corral Corporation........................ $578,430 $548,399 $568,164
   Foodmaker, Inc...................................  436,577  646,477  684,277
   Flagstar Enterprises, Inc. (and Denny's Inc.
    during the years ended December 31, 1997 and
    1996)...........................................      N/A  602,913  668,919

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Burger King...................................... $758,178 $777,378 $714,792
   Golden Corral Family Steakhouse Restaurants......  578,430  548,399  568,164
   Shoney's.........................................  440,333  441,052  439,330
   Jack in the Box..................................  436,577  646,477  684,277
   Hardees..........................................  400,716  403,882  468,037
   Perkins..........................................      N/A      N/A  393,046

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

11. Subsequent Events:

   In January 1999, the Partnership used the net proceeds from the sales of properties during 1998 and 1997 to enter into a joint venture arrangement, Ocean Shores Joint Venture, with an affiliate of the general partners, to hold one restaurant property. The Partnership contributed approximately $802,400 to acquire the restaurant property. The Partnership owns a 69.06% interest in the profits and losses of the joint venture. The Partnership will account for its investment in this joint venture under the equity method since the Partnership will share control with an affiliate.

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,243,243 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $41,779,262 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,121,622 shares valued at $20.00 per APF share.

                         CNL INCOME FUND XI, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......  F-294

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998....................................................................  F-295

Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998 ..........................  F-296

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998................................................................  F-297

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998 ..........................................................  F-298

Report of Independent Accountants........................................  F-300

Balance Sheets as of December 31, 1998 and 1997..........................  F-301

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-302

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-303

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-304

Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-305

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                       March 31,  December 31,
                                                         1999         1998
                                                      ----------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,696,431 and
 $2,589,785.......................................... $21,914,945 $21,683,785
Net investment in direct financing leases............   7,455,352   6,786,286
Investment in joint ventures.........................   2,759,981   2,521,613
Cash and cash equivalents............................   1,872,630   1,559,240
Restricted cash......................................         --    1,640,936
Receivables, less allowance for doubtful accounts of
 $869 and $5,820.....................................      36,172     132,311
Prepaid expenses.....................................      13,454      12,335
Accrued rental income................................   1,677,835   1,645,062
Other assets.........................................     122,024     122,024
                                                      ----------- -----------
                                                      $35,852,393 $36,103,592
                                                      =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable..................................... $    42,816 $    14,461
Accrued and escrowed real estate taxes payable.......      16,436      15,138
Distributions payable................................     875,006     995,006
Due to related party.................................      11,398      25,446
Rents paid in advance and deposits...................      90,907      92,069
                                                      ----------- -----------
  Total liabilities..................................   1,036,563   1,142,120
Minority interest....................................     503,903     503,860
Partners' capital....................................  34,311,927  34,457,612
                                                      ----------- -----------
                                                      $35,852,393 $36,103,592
                                                      =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                             Quarter Ended
                                                               March 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
Revenues:
  Rental income from operating leases.................... $ 643,500  $ 675,491
  Earned income from direct financing leases.............   235,529    207,060
  Contingent rental income...............................    20,242     19,768
  Interest and other income..............................    20,934     12,405
                                                          ---------  ---------
                                                            920,205    914,724
                                                          ---------  ---------
Expenses:
  General operating and administrative...................    42,360     29,458
  Professional services..................................    10,838      4,952
  Management fees to related party.......................     9,476      9,342
  State and other taxes..................................    28,189     23,334
  Depreciation and amortization..........................   106,646    114,665
  Transaction costs......................................    34,967        --
                                                          ---------  ---------
                                                            232,476    181,751
                                                          ---------  ---------
Income Before Minority Interests in Income of
 Consolidated Joint Ventures and Equity in Earnings of
 Unconsolidated Joint Ventures...........................   687,729    732,973
Minority Interests in Income of Consolidated Joint
 Ventures................................................   (16,409)   (17,018)
Equity in Earnings of Unconsolidated Joint Ventures......    58,001     40,001
                                                          ---------  ---------
Net Income............................................... $ 729,321  $ 755,956
                                                          =========  =========
Allocation of Net Income:
  General partners....................................... $   7,293  $   7,560
  Limited partners.......................................   722,028    748,396
                                                          ---------  ---------
                                                          $ 729,321  $ 755,956
                                                          =========  =========
Net Income Per Limited Partner Unit...................... $    0.18  $    0.19
                                                          =========  =========
Weighted Average Number of Limited Partner Units
 Outstanding............................................. 4,000,000  4,000,000
                                                          =========  =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   211,047  $   176,232
  Net income........................................        7,293       34,815
                                                      -----------  -----------
                                                          218,340      211,047
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   34,246,565   34,132,000
  Net income........................................      722,028    3,774,589
  Distributions ($0.22 and $0.92 per limited partner
   unit, respectively)..............................     (875,006)  (3,660,024)
                                                      -----------  -----------
                                                       34,093,587   34,246,565
                                                      -----------  -----------
Total partners' capital.............................  $34,311,927  $34,457,612
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                           Quarter Ended
                                                             March 31,
                                                       -----------------------
                                                          1999         1998
                                                       -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities........... $   974,168  $1,024,997
                                                       -----------  ----------
  Cash Flows from Investing Activities:
    Additions to land and buildings on operating
     leases...........................................    (337,806)        --
    Investment in direct financing leases.............    (694,610)        --
    Investment in joint ventures......................    (247,286)        --
    Decrease in restricted cash.......................   1,630,296         --
                                                       -----------  ----------
      Net cash provided by investing activities.......     350,594         --
                                                       -----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................    (995,006)   (875,006)
    Distributions to holders of minority interests....     (16,366)    (19,126)
                                                       -----------  ----------
      Net cash used in financing activities...........  (1,011,372)   (894,132)
                                                       -----------  ----------
Net Increase in Cash and Cash Equivalents.............     313,390     130,865
Cash and Cash Equivalents at Beginning of Quarter.....   1,559,240   1,272,386
                                                       -----------  ----------
Cash and Cash Equivalents at End of Quarter........... $ 1,872,630  $1,403,251
                                                       ===========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
    Distributions declared and unpaid at end of
     quarter.......................................... $   875,006  $  915,006
                                                       ===========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XI, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 85 percent interest in Denver Joint Venture and its 77.33% interest in CNL/Airport Joint Venture using the consolidation method. Minority interests represent the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint ventures. All significant intercompany accounts and transactions have been eliminated.

2. Land and Buildings on Operating Leases:

   In January 1999, the Partnership reinvested a portion of the net sales proceeds it received from the 1998 sale of the property in Nashua, New Hampshire in a Burger King property located in Yelm, Washington, at an approximate cost of $1,032,400. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the land portion of this property was classified as an operating lease while the building portion was classified as a capital lease.

3. Investment in Joint Ventures:

   In February 1999, the Partnership reinvested a portion of the remaining net sales proceeds it received from the 1998 sale of the property in Nashua, New Hampshire in a joint venture arrangement, Portsmouth Joint Venture, with CNL Income Fund XVIII, Ltd., an affiliate of the general partners, to purchase and hold one restaurant property. As of March 31, 1999, the Partnership had contributed approximately $247,000 to the joint venture and owned a 42.8% interest in the profits and losses of this joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with this affiliate.

   The following presents the combined, condensed financial information for the joint ventures and the property held as tenants-in-common with an affiliate at:

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998


                                                      March 31,  December 31,
                                                         1999        1998
                                                      ---------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation......................... $3,660,771  $3,427,681
   Net investment in direct financing lease..........    323,424         --
   Cash..............................................      8,405       1,109
   Prepaid expenses..................................      3,230       8,290
   Accrued rental income.............................    139,279     130,585
   Liabilities.......................................        155         --
   Partners' capital.................................  4,134,954   3,567,665
   Revenues..........................................    111,420     399,305
   Net income........................................     83,608     300,036

   The Partnership recognized income totalling $58,001 and $40,001 for the quarters ended March 31, 1999 and 1998, respectively, from these joint ventures.

4. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,394,196 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $43,333,961 of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

5. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 4 being adjusted to 2,197,098 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XI, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XI, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 1, 1999, except

 for the second paragraph of Note 11

 for which the date is March 11, 1999 and Note 12

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $21,683,785 $23,561,017
Net investment in direct financing leases.............   6,786,286   6,611,661
Investment in joint ventures..........................   2,521,613   2,567,786
Cash and cash equivalents.............................   1,559,240   1,272,386
Restricted cash.......................................   1,640,936         --
Receivables, less allowance for doubtful accounts
 $5,820 in 1998.......................................     132,311     119,575
Prepaid expenses......................................      12,335      13,363
Accrued rental income.................................   1,645,062   1,517,726
Other assets..........................................     122,024     122,024
                                                       ----------- -----------
                                                       $36,103,592 $35,785,538
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    14,461 $     6,508
Accrued and escrowed real estate taxes payable........      15,138      19,410
Distributions payable.................................     995,006     875,006
Due to related parties................................      25,446       6,648
Rents paid in advance and deposits....................      92,069      68,333
                                                       ----------- -----------
  Total liabilities...................................   1,142,120     975,905
Minority interests....................................     503,860     501,401
Partners' capital.....................................  34,457,612  34,308,232
                                                       ----------- -----------
                                                       $36,103,592 $35,785,538
                                                       =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases...... $2,644,418  $2,702,558  $2,765,327
  Earned income from direct financing
   leases..................................    893,187     841,426     850,650
  Contingent rental income.................    243,115     225,888     251,312
  Interest and other income................    139,707      62,440      61,403
                                            ----------  ----------  ----------
                                             3,920,427   3,832,312   3,928,692
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative.....    154,434     148,380     164,642
  Professional services....................     34,140      32,077      30,984
  Management fees to related parties.......     39,393      37,974      37,293
  Real estate taxes........................      2,858         --          --
  State and other taxes....................     24,262      25,779      14,650
  Depreciation and amortization............    443,936     459,249     478,198
  Transaction costs........................     20,888         --          --
                                            ----------  ----------  ----------
                                               719,911     703,459     725,767
                                            ----------  ----------  ----------
Income Before Minority Interests in Income
 of Consolidated Joint Ventures, Equity in
 Earnings of Unconsolidated Joint Ventures
 and Gain on Sale of Land and Buildings....  3,200,516   3,128,853   3,202,925
Minority Interests in Income of
 Consolidated Joint Ventures...............    (68,474)    (69,877)    (70,116)
Equity in Earnings of Unconsolidated Joint
 Ventures..................................    215,501     236,103     118,211
Gain on Sale of Land and Buildings.........    461,861         --      213,685
                                            ----------  ----------  ----------
Net Income................................. $3,809,404  $3,295,079  $3,464,705
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners......................... $   34,815  $   32,951  $   33,356
  Limited partners.........................  3,774,589   3,262,128   3,431,349
                                            ----------  ----------  ----------
                                            $3,809,404  $3,295,079  $3,464,705
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit........ $     0.94  $     0.82  $     0.86
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding.........................  4,000,000   4,000,000   4,000,000
                                            ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $108,925    $40,000,000  $(11,515,062)  $10,783,633 $(4,790,000) $34,588,496
 Distributions to
  limited partners
  ($0.89 per limited
  partners unit)........       --            --             --     (3,540,024)          --          --    (3,540,024)
 Net income.............       --         33,356            --            --      3,431,349         --     3,464,705
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       142,281     40,000,000   (15,055,086)   14,214,982  (4,790,000)  34,513,177
 Distributions to
  limited partners
  ($0.88 per limited
  partners unit)........       --            --             --     (3,500,024)          --          --    (3,500,024)
 Net income.............       --         32,951            --            --      3,262,128         --     3,295,079
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       175,232     40,000,000   (18,555,110)   17,477,110  (4,790,000)  34,308,232
 Distributions to
  limited partners
  ($0.92 per limited
  partners unit)........       --            --             --     (3,660,024)          --          --    (3,660,024)
 Net income.............       --         34,815            --            --      3,774,589         --     3,809,404
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $210,047    $40,000,000  $(22,215,134)  $21,251,699 $(4,790,000) $34,457,612
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $3,826,352  $3,585,979  $3,657,138
 Distributions from unconsolidated joint
  ventures.................................     262,843     250,497     148,375
 Cash paid for expenses....................    (247,138)   (237,312)   (251,408)
 Interest received.........................      52,005      43,632      47,609
                                             ----------  ----------  ----------
  Net cash provided by operating
   activities..............................   3,894,062   3,642,796   3,601,714
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and buildings..   1,630,296         --    1,044,750
 Investment in joint ventures..............      (1,169) (1,044,750)        --
 Decrease (increase) in restricted cash....  (1,630,296)  1,044,750  (1,044,750)
                                             ----------  ----------  ----------
  Net cash used in investing activities....      (1,169)        --          --
                                             ----------  ----------  ----------
 Cash Flows From Financing Activities:
 Distributions to limited partners.........  (3,540,024) (3,540,024) (3,540,024)
 Distributions to holders of minority
  interests................................     (66,015)    (56,246)    (58,718)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (3,606,039) (3,596,270) (3,598,742)
                                             ----------  ----------  ----------
Net Increase in Cash and Cash Equivalents..     286,854      46,526       2,972
Cash and Cash Equivalents at Beginning of
 Year......................................   1,272,386   1,225,860   1,222,888
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,559,240  $1,272,386  $1,225,860
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $3,809,404  $3,295,079  $3,464,705
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Depreciation..............................     443,936     458,660     476,198
 Amortization..............................         --          589       2,000
 Gain on sale of land and buildings........    (461,861)        --     (213,685)
 Minority interests in income of
  consolidated joint ventures..............      68,474      69,877      70,116
 Equity in earnings of unconsolidated joint
  ventures, net of distributions...........      47,342      14,394      30,164
 Decrease (increase) in receivables........     (23,376)    (23,957)     25,855
 Decrease (increase) in prepaid expenses...       1,028        (136)        151
 Decrease in net investment in direct
  financing leases.........................      90,236      74,706      62,366
 Increase in accrued rental income.........    (127,336)   (260,223)   (296,439)
 Increase in accounts payable and accrued
  expenses.................................       3,681       2,143       4,280
 Increase (decrease) in due to related
  parties..................................      18,798       4,527      (4,386)
 Increase (decrease) in rents paid in
  advance and deposits.....................      23,736       7,137     (19,611)
                                             ----------  ----------  ----------
  Total adjustments........................      84,658     347,717     137,009
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $3,894,062  $3,642,796  $3,601,714
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
 Land and building under operating lease
  exchanged for land and building
  under operating lease....................  $  718,930  $      --   $      --
                                             ==========  ==========  ==========
 Distributions declared and unpaid at
  December 31..............................  $  995,006  $  875,006  $  915,006
                                             ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to the fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

accrued rental income, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 85 percent interest in Denver Joint Venture and its 77.33% interest in CNL/Airport Joint Venture using the consolidation method. Minority interests represent the minority joint venture partners' proportionate share of equity in the Partnership's consolidated joint ventures. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Ashland Joint Venture and Des Moines Real Estate Joint Venture, and a property in Corpus Christi, Texas, for which the property is held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same General Partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

the majority of these leases are operating leases. Substantially all leases are for 14 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Land............................................ $11,607,426  $12,269,964
      Buildings.......................................  12,666,144   13,746,182
                                                       -----------  -----------
                                                        24,273,570   26,016,146
      Less accumulated depreciation...................  (2,589,785)  (2,455,129)
                                                       -----------  -----------
                                                       $21,683,785  $23,561,017
                                                       ===========  ===========

   In September 1998, the tenant of the property in Columbus, Ohio, exercised its option under the terms of its lease agreement, to exchange one existing property with a replacement property. In conjunction therewith, the Partnership exchanged the Burger King property in Columbus, Ohio, for a Burger King property in Danbury, Connecticut. The lease for the property in Columbus, Ohio, was amended to allow the property in Danbury, Connecticut to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Danbury, Connecticut at the net book value of the property in Columbus, Ohio. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

   In October 1998, the Partnership sold its property in Nashua, New Hampshire, to a third party for $1,748,000, and received net sales proceeds of $1,630,296, resulting in a gain of $461,861 for financial reporting purposes. This property was originally acquired by the Partnership in 1992 at a cost of approximately $1,302,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold this property for a total of approximately $327,900 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $127,336, $260,233 and
$296,439, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,426,198
      2000..........................................................   2,426,198
      2001..........................................................   2,435,203
      2002..........................................................   2,486,388
      2003..........................................................   2,644,398
      Thereafter....................................................  16,656,009
                                                                     -----------
                                                                     $29,074,394
                                                                     ===========

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Minimum lease payments receivable............... $13,985,977  $13,834,907
      Estimated residual values.......................   2,210,329    2,144,114
      Less unearned income............................  (9,410,020)  (9,367,360)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 6,786,286  $ 6,611,661
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1998:

      1999.......................................................... $   988,575
      2000..........................................................     988,575
      2001..........................................................     988,575
      2002..........................................................     999,775
      2003..........................................................   1,019,879
      Thereafter....................................................   9,000,598
                                                                     -----------
                                                                     $13,985,977
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 62.16% and a 76.6% interest in the profits and losses of Ashland Joint Venture and Des Moines Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In January 1997, the Partnership acquired a 72.58% interest in a Black-eyed Pea property in Corpus Christi, Texas, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Ashland Joint Venture, Des Moines Real Estate Joint Venture and the Partnership and affiliate, as tenants-in-common, each own and lease one property to an operator of national fast-food restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                            1998       1997
                                                         ---------- ----------
   Land and buildings on operating leases, less accumu-
    lated depreciation.................................  $3,427,681 $3,511,507
   Cash................................................       1,109        621
   Receivables.........................................         --      21,638
   Prepaid expenses....................................       8,290      6,939
   Accrued rental income...............................     130,585     99,429
   Liabilities.........................................         --         466
   Partners' capital...................................   3,567,665  3,639,668
   Revenues............................................     399,305    430,923
   Net income..........................................     300,036    334,962

   The Partnership recognized income totalling $215,501, $236,103, and $118,211 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Restricted Cash:

   As of December 31, 1998, the net sales proceeds of $1,630,296 from the sale of the property in Nashua, New Hampshire, plus accrued interest of $10,640, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property (See Note 11).

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership,

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,660,024, $3,500,024 and $3,540,024, respectively. No distributions have been made to the general partners to date.

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
Net income for financial reporting
 purposes.................................  $3,809,404  $3,295,079  $3,464,705
Depreciation for tax reporting purposes
 less than (in excess of) depreciation for
 financial reporting purposes.............       2,899     (43,077)    (39,035)
Gain on sale of land and building for
 financial reporting purposes in excess of
 gain for tax reporting purposes..........    (461,861)        --     (213,685)
Direct financing leases recorded as
 operating leases for tax reporting
 purposes.................................      90,236      74,706      62,366
Equity in earnings of unconsolidated joint
 ventures for financial reporting purposes
 in excess of equity in earnings of
 unconsolidated joint ventures for tax
 reporting purposes.......................      (5,906)    (13,296)       (606)
Capitalization of transaction costs for
 tax reporting purposes...................      20,888         --          --
Accrued rental income.....................    (127,336)   (260,223)   (296,439)
Rents paid in advance.....................      23,236      22,436     (19,611)
Allowance for doubtful accounts...........       5,820     (14,746)     (8,114)
Minority interests in timing differences
 of consolidated joint ventures...........    (44,316)      14,430      15,933
                                            ----------  ----------  ----------
Net income for federal income tax
 purposes.................................  $3,313,064  $3,075,309  $2,965,514
                                            ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. The Partnership incurred management fees of $39,393, $37,974, and $37,293 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $101,423, $88,667, and $95,845 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1997, the Partnership and an affiliate of the general partners acquired a property as tenants-in-common for a purchase price of $1,441,057 (of which the Partnership contributed $1,044,750 or 72.50%) from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership and the affiliate. The purchase price paid by the Partnership and the affiliate represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997, totalled $25,446 and $6,648, respectively.

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from the unconsolidated joint ventures and the property held as tenants-in-common with an affiliate of the general partners), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
Foodmaker, Inc...................................... $768,032 $768,032 $768,032
Burger King Corporation and BK Acquisition, Inc.....  695,427  733,620  712,334
Golden Corral Corporation...........................  564,104  538,871  538,355
DenAmerica Corporation..............................  536,779  489,623      N/A
Advantica Restaurant Group, Inc. (Denny's, Inc. and
 Quincy's Restaurants, Inc., during the year ended
 December 31, 1998).................................  473,726      N/A      N/A
Flagstar Enterprises, Inc. (and Denny's, Inc. and
 Quincy's Restaurants, Inc. during the years ended
 December 31, 1997 and 1996)........................      N/A  780,502  774,347

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the property held as tenants-in-common with an affiliate of the general partners), for each of the years ended December 31:

                                                  1998       1997       1996
                                               ---------- ---------- ----------
Burger King................................... $1,144,250 $1,198,027 $1,271,606
Denny's.......................................    898,908    854,141    747,341
Jack in the Box...............................    768,032    768,032    768,032
Golden Corral Family Steakhouse Restaurants...    564,103    538,871    538,355

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the Properties in a timely manner.

11. Subsequent Events:

   In January 1999, the Partnership reinvested a portion of the net sales proceeds it received from the sale of the property in Nashua, New Hampshire, in a Burger King property located in Yelm, Washington, at an approximate cost of $1,034,000. In connection therewith, the Partnership entered into a long term, triple-net lease with terms substantially the same as its other leases.

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,394,196 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $43,333,961 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,197,098 shares valued at $20.00 per APF share.

                         CNL INCOME FUND XII, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......  F-314
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
1998.....................................................................  F-315
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................  F-316
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
and 1998.................................................................  F-317
Notes to Condensed Financial Statements for the Quarters Ended March 31,
1999 and 1998............................................................  F-318
Report of Independent Accountants........................................  F-320
Balance Sheets as of December 31, 1998 and 1997..........................  F-321
Statements of Income for the Years Ended December 31, 1998, 1997 and
1996.....................................................................  F-322
Statements of Partner's Capital for the Years Ended December 31, 1998,
1997 and 1996............................................................  F-323
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
1996.....................................................................  F-324
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
and 1996.................................................................  F-325

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,879,307 and $1,795,099
 and allowance for loss on building of $206,535 in
 1999 and 1998........................................  $20,619,125 $20,703,333
Net investment in direct financing leases.............   12,425,957  12,471,978
Investment in joint ventures..........................    2,652,267   2,522,004
Cash and cash equivalents.............................    2,000,725   2,362,980
Receivables, less allowance for doubtful accounts of
 $3,990 and $214,633..................................       43,584      16,862
Prepaid expenses......................................       17,024       7,038
Lease costs, less accumulated amortization of $3,754
 and $3,256...........................................       25,799      26,297
Accrued rental income, less allowance for doubtful
 accounts
 of $6,323 in 1999 and 1998...........................    2,574,477   2,524,406
                                                        ----------- -----------
                                                        $40,358,958 $40,634,898
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    37,483 $    21,195
Accrued and escrowed real estate taxes payable........       17,146      10,137
Distributions payable.................................      956,252   1,091,252
Due to related party..................................       11,351      24,025
Rents paid in advance and deposits....................       39,624      97,448
                                                        ----------- -----------
  Total liabilities...................................    1,061,856   1,244,057
Commitment (Note 3)
Partners' capital.....................................   39,297,102  39,390,841
                                                        ----------- -----------
                                                        $40,358,958 $40,634,898
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                             Quarter Ended
                                                               March 31,
                                                         ---------------------
                                                            1999       1998
                                                         ---------- ----------
Revenues:
  Rental income from operating leases................... $  604,884 $  626,546
  Earned income from direct financing leases............    376,334    407,674
  Contingent rental income..............................      2,371      7,422
  Interest and other income.............................     19,755     15,252
                                                         ---------- ----------
                                                          1,003,344  1,056,894
                                                         ---------- ----------
Expenses:
  General operating and administrative..................     47,284     34,465
  Professional services.................................     11,141     12,986
  Bad debt expense......................................        --       8,968
  Management fees to related party......................     10,530     10,580
  Real estate taxes.....................................      2,125        --
  State and other taxes.................................     20,764     17,248
  Depreciation and amortization.........................     84,706     79,994
  Transaction costs.....................................     35,419        --
                                                         ---------- ----------
                                                            211,969    164,241
                                                         ---------- ----------
Income Before Equity in Earnings of Joint Ventures......    791,375    892,653
Equity in Earnings of Joint Ventures....................     71,138     65,650
                                                         ---------- ----------
Net Income.............................................. $  862,513 $  958,303
                                                         ========== ==========
Allocation of Net Income:
  General partners...................................... $    8,625 $    9,583
  Limited partners......................................    853,888    948,720
                                                         ---------- ----------
                                                         $  862,513 $  958,303
                                                         ========== ==========
Net Income Per Limited Partner Unit..................... $     0.19 $     0.21
                                                         ========== ==========
Weighted Average Number of Limited Partner Units Out-
 standing...............................................  4,500,000  4,500,000
                                                         ========== ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   223,305  $   192,411
  Net income........................................        8,625       30,894
                                                      -----------  -----------
                                                          231,930      223,305
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   39,167,536   40,224,901
  Net income........................................      853,888    2,902,643
  Distributions ($0.21 and $0.88 per limited partner
   unit, respectively)..............................     (956,252)  (3,960,008)
                                                      -----------  -----------
                                                       39,065,172   39,167,536
                                                      -----------  -----------
    Total partners' capital.........................  $39,297,102  $39,390,841
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                   Quarter Ended
                                     March 31,
                               ----------------------
                                  1999        1998
                               ----------  ----------
Increase (Decrease) in Cash
 and Cash Equivalents
  Net Cash Provided by Operat-
   ing Activities............. $  853,445  $1,129,927
                               ----------  ----------
  Cash Flows from Investing
   Activities:
    Investment in joint ven-
     ture.....................   (124,448)        --
    Payment of lease costs....        --       (3,500)
                               ----------  ----------
      Net cash used in invest-
       ing activities.........   (124,448)     (3,500)
                               ----------  ----------
  Cash Flows from Financing
   Activities:
    Distributions to limited
     partners................. (1,091,252)   (956,252)
                               ----------  ----------
      Net cash used in financ-
       ing activities......... (1,091,252)   (956,252)
                               ----------  ----------
Net Increase (Decrease) in
 Cash and Cash Equivalents....   (362,255)    170,175
Cash and Cash Equivalents at
 Beginning of Quarter.........  2,362,980   1,706,415
                               ----------  ----------
Cash and Cash Equivalents at
 End of Quarter............... $2,000,725  $1,876,590
                               ----------  ----------
Supplemental Schedule of Non-
 Cash Financing Activities:
  Distributions declared and
   unpaid at end of quarter... $  956,252  $  956,252
                               ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XII, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,768,496 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $46,951,127 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transactions costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

3. Commitment:

   In March 1999, the Partnership entered into an agreement with an unrelated third party to sell the Long John Silver's property in Morganton, North Carolina. The general partners believe that the anticipated sales price will exceed the Partnership's cost attributable to the property; however, as of May 13, 1999, the sale had not occurred.

4. APF Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 2,384,248 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XII, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XII, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 27, 1999, except for Note 11

 for which the date is March 11, 1999 and

 Note 12 for which the date is June 3, 1999

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                     December 31,
                                                ----------------------- -------
                                                   1998        1997
                                                ----------- -----------
                    ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for
 loss on building.............................. $20,703,333 $20,820,279
Net investment in direct financing leases......  12,471,978  13,656,265
Investment in joint ventures...................   2,522,004   2,517,421
Cash and cash equivalents......................   2,362,980   1,706,415
Receivables, less allowance for doubtful
 accounts of $214,633 and $7,482...............      16,862     202,472
Prepaid expenses...............................       7,038       7,216
Lease costs, less accumulated amortization of
 $3,256 and $1,307.............................      26,297      24,746
Accrued rental income, less allowance for
 doubtful accounts of $6,323 in 1998...........   2,524,406   2,496,176
                                                ----------- -----------
                                                $40,634,898 $41,430,990
                                                =========== ===========
       LIABILITIES AND PARTNERS' CAPITAL
Accounts payable............................... $    21,195 $    10,558
Accrued and escrowed real estate taxes
 payable.......................................      10,137       3,244
Distributions payable..........................   1,091,252     956,252
Due to related parties.........................      24,025       6,887
Rents paid in advance and deposits.............      97,448      36,737
  Total liabilities............................   1,244,057   1,013,678
Partners' capital..............................  39,390,841  40,417,312
                                                ----------- -----------
                                                $40,634,898 $41,430,990
                                                =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ---------------------------------
                                               1998        1997       1996
                                            ----------  ---------- ----------
Revenues:
  Rental income from operating leases...... $2,515,351  $2,455,312 $2,473,574
  Adjustments to accrued rental income.....   (224,867)        --         --
  Earned income from direct financing
   leases..................................  1,571,906   1,647,530  1,692,066
  Contingent rental income.................     23,433      54,330     67,652
  Interest and other income................     70,227      87,719    119,267
                                            ----------  ---------- ----------
                                             3,956,050   4,244,891  4,352,559
                                            ----------  ---------- ----------
Expenses:
  General operating and administrative.....    148,427     162,593    173,614
  Professional services....................     32,758      28,665     39,121
  Bad debt expense.........................    188,990         --         --
  Management fees to related parties.......     41,537      40,218     40,244
  Real estate taxes........................      8,989         --       7,891
  State and other taxes....................     17,653      18,496     18,471
  Depreciation and amortization............    344,110     320,030    315,319
  Transaction costs........................     24,282         --         --
                                            ----------  ---------- ----------
                                               806,746     570,002    594,660
                                            ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Loss on Sale of Land and
 Buildings, and Provision for Loss on
 Building..................................  3,149,304   3,674,889  3,757,899
Equity in Earnings of Joint Ventures.......     95,142     277,325    200,499
Loss on Sale of Land and Buildings.........   (104,374)        --     (15,355)
Provision for Loss on Building.............   (206,535)        --         --
                                            ----------  ---------- ----------
Net Income................................. $2,933,537  $3,952,214 $3,943,043
                                            ==========  ========== ==========
Allocation of Net Income:
  General partners......................... $   30,894  $   39,522 $   39,533
  Limited partners.........................  2,902,643   3,912,692  3,903,510
                                            ----------  ---------- ----------
                                            $2,933,537  $3,952,214 $3,943,043
                                            ==========  ========== ==========
Net Income Per Limited Partner Unit........ $     0.65  $     0.87 $     0.87
                                            ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding.........................  4,500,000   4,500,000  4,500,000
                                            ==========  ========== ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................     $1,000      $112,356    $45,000,000  $(10,690,019)  $11,123,278 $(5,374,544) $40,172,071
 Distributions to
  limited partners
  ($0.85 per limited
  partner unit).........        --            --             --     (3,825,008)          --          --    (3,825,008)
 Net income.............        --         39,533            --            --      3,903,510         --     3,943,043
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       151,889     45,000,000   (14,515,027)   15,026,788  (5,374,544)  40,290,106
 Distributions to
  limited partners
  ($0.85 per limited
  partner unit).........        --            --             --     (3,825,008)          --          --    (3,825,008)
 Net income.............        --         39,522            --            --      3,912,692         --     3,952,214
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................      1,000       191,411     45,000,000   (18,340,035)   18,939,480  (5,374,544)  40,417,312
 Distributions to
  limited partners
  ($0.88 per limited
  partner unit).........        --            --             --     (3,960,008)          --          --    (3,960,008)
 Net income.............        --         30,894            --            --      2,902,643         --     2,933,537
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................     $1,000      $222,305    $45,000,000  $(22,300,043)  $21,842,123 $(5,374,544) $39,390,841
                             ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
  Cash received from tenants............  $ 4,094,016  $ 3,736,731  $ 3,951,047
  Distributions from joint ventures.....      205,815      256,653      190,596
  Cash paid for expenses................     (243,316)    (252,145)    (278,240)
  Interest received.....................       60,265       65,749       88,286
                                          -----------  -----------  -----------
    Net cash provided by operating ac-
     tivities...........................    4,116,780    3,806,988    3,951,689
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and build-
   ing..................................      483,549          --     1,640,000
  Additions to land and buildings on op-
   erating leases.......................          --       (55,000)         --
  Investment in joint ventures..........     (115,256)         --    (1,645,024)
  Collections on loan to tenant of joint
   venture..............................          --         4,886        7,741
  Payment of lease costs................       (3,500)     (26,052)         --
                                          -----------  -----------  -----------
    Net cash provided by (used in) in-
     vesting activities.................      364,793      (76,166)       2,717
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
  Distributions to limited partners.....   (3,825,008)  (3,825,008)  (3,870,008)
                                          -----------  -----------  -----------
    Net cash used in financing activi-
     ties...............................   (3,825,008)  (3,825,008)  (3,870,008)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      656,565      (94,186)      84,398
Cash and Cash Equivalents at Beginning
 of Year................................    1,706,415    1,800,601    1,716,203
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 2,362,980  $ 1,706,415  $ 1,800,601
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 2,933,537  $ 3,952,214  $ 3,943,043
                                          -----------  -----------  -----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
  Bad debt expense......................      188,990          --           --
  Depreciation..........................      342,161      317,189      313,319
  Amortization..........................        1,949        2,841        2,000
  Equity in earnings of joint venture,
   net of distributions.................      110,673      (20,672)      (9,903)
  Loss on sale of land and buildings....      104,374          --        15,355
  Provision for loss on building........      206,535          --           --
  Decrease in net investment in direct
   financing leases.....................      164,614      132,771      121,597
  Decrease (increase) in receivables....       (3,380)      (4,450)      48,671
  Decrease (increase) in prepaid ex-
   penses...............................          178         (430)      (4,862)
  Increase in accrued rental income.....      (28,230)    (533,121)    (518,502)
  Increase (decrease) in accounts pay-
   able and accrued expenses............       17,530      (10,207)       8,745
  Increase (decrease) in due to related
   parties..............................       17,138        3,906       (4,269)
  Increase (decrease) in rents paid in
   advance and deposits.................       60,711      (33,053)      36,495
                                          -----------  -----------  -----------
    Total adjustments...................    1,183,243     (145,226)       8,646
                                          -----------  -----------  -----------
Net Cash Provided by Operating Activi-
 ties...................................  $ 4,116,780  $ 3,806,988  $ 3,951,689
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash Fi-
 nancing Activities:
Distributions declared and unpaid at De-
 cember 31..............................  $ 1,091,252  $   956,252  $   956,252
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators or franchisees of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair values. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Des Moines Real Estate Joint Venture, Williston Real Estate Joint Venture, Kingsville Real Estate Joint Venture, Middleburg Joint Venture and Columbus Joint Venture are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. Substantially all leases are for 14 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments,

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $12,584,387  $12,837,754
   Buildings..........................................  10,120,580    9,443,412
                                                       -----------  -----------
                                                        22,704,967   22,281,166
   Less accumulated depreciation......................  (1,795,099)  (1,460,887)
                                                       -----------  -----------
                                                        20,909,868   20,820,279
   Less allowance for loss on building................    (206,535)         --
                                                       -----------  -----------
                                                       $20,703,333  $20,820,279
                                                       ===========  ===========

   In March 1997, the Partnership entered into a new lease for the property in Tempe, Arizona. In connection therewith, the Partnership incurred $55,000 in renovation costs which were completed in May 1997.

   In December 1998, the Partnership sold its property in Monroe, North Carolina, and received net sales proceeds of $483,549, resulting in a loss of $104,374 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997 and 1996, the Partnership recognized $28,230 (net of $6,323 in reserves and $224,867 in write-offs), $533,121, and $518,502, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 2,212,548
   2000.............................................................   2,214,984
   2001.............................................................   2,224,926
   2002.............................................................   2,244,948
   2003.............................................................   2,521,540
   Thereafter.......................................................  21,695,400
                                                                     -----------
                                                                     $33,114,346
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   During the year ended December 31, 1998, the Partnership established an allowance for loss on building of $206,535, relating to the Long John Silver's property in Morganton, North Carolina. The tenant of this property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the property at December 31, 1998, and the current estimated net realizable value for this property.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Minimum lease payments receivable.................. $24,790,776  $28,413,665
   Estimated residual values..........................   3,924,188    4,190,941
   Less unearned income............................... (16,242,986) (18,948,341)
                                                       -----------  -----------
   Net investment in direct financing leases.......... $12,471,978  $13,656,265
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

   1999............................................................. $ 1,678,170
   2000.............................................................   1,678,170
   2001.............................................................   1,678,170
   2002.............................................................   1,678,170
   2003.............................................................   1,731,030
   Thereafter.......................................................  16,347,066
                                                                     -----------
                                                                     $24,790,776
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   During the year ended December 31, 1998, three of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing leases was recorded for financial reporting purposes.

5. Investment in Joint Ventures:

   As of December 31, 1998, the Partnership had a 59.05%, an 18.61%, a 31.13%, and an 87.54% interest in the profits and losses of Williston Real Estate Joint Venture, Des Moines Real Estate Joint Venture, Kingsville Real Estate Joint Venture, and Middleburg Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In August 1998, the Partnership entered into a joint venture agreement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of December 31, 1998, the

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

Partnership contributed amounts to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute additional amounts to the joint venture for construction costs. As of December 31, 1998 the Partnership owned a 27.72% interest in the profits and losses of this joint venture. When funding is complete, the Partnership expects to have an approximate 28 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with affiliates.

   Williston Real Estate Joint Venture, Des Moines Real Estate Joint Venture, Kingsville Real Estate Joint Venture, Middleburg Joint Venture, and Columbus Joint Venture each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                            1998        1997
                                                         ----------  ----------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for loss on
    land................................................ $2,498,504  $1,768,636
   Net investment in direct financing leases, less
    allowance for impairment in carrying value..........  2,219,798   2,446,688
   Cash.................................................      5,671       6,893
   Receivables..........................................        --       13,843
   Accrued rental income................................    166,447     157,252
   Other assets.........................................        283         443
   Liabilities..........................................    483,138       7,673
   Partners' capital....................................  4,407,565   4,386,082
   Revenues.............................................    337,881     481,085
   Provision for loss on land and direct financing
    lease...............................................   (316,113)        --
   Net income (loss)....................................    (38,867)    446,047

   The Partnership recognized income totalling $95,142, $277,325, and $200,499 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Receivables:

   During 1993, the Partnership loaned $208,855 to the tenant of the property owned by Kingsville Real Estate Joint Venture in connection with the purchase of equipment for the restaurant property. The loan, which bore interest at a rate of ten percent, was payable over 84 months and was collateralized by the restaurant equipment. Receivables at December 31, 1997, included $188,642 relating to this loan, including accrued interest of $7,488. During the year ended December 31, 1998, the Partnership established an allowance for doubtful accounts of $205,965, which represented the entire amount outstanding under the loan plus accrued interest, due to the uncertainty of collectibility of this note. No amounts relating to this loan are included in receivables at December 31, 1998.

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1998, the Partnership declared distributions to the limited partners of $3,960,008, and during each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $3,825,008. No distributions have been made to the general partners to date.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,933,537  $3,952,214  $3,943,043
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................    (224,652)   (249,366)   (259,752)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................     164,614     132,771     121,597
   Provision for loss on building..........     206,535         --          --
   Loss on sale of land and buildings for
    tax reporting purposes less than (in
    excess of) loss for financial reporting
    purposes...............................      25,699         --      (26,151)
   Capitalization of transaction costs for
    tax reporting purposes.................      24,282         --          --
   Equity in earnings of joint ventures for
    tax reporting purposes in excess of
    (less than) equity in earnings of joint
    ventures for financial reporting
    purposes...............................     138,311     (51,481)    (46,345)
   Allowance for doubtful accounts.........     207,151     (15,913)    (16,396)
   Accrued rental income...................     (28,230)   (533,121)   (518,502)
   Rents paid in advance...................      60,711     (39,303)     36,495
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $3,507,958  $3,195,801  $3,233,989
                                             ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. The Partnership incurred management fees of $41,537, $40,218, and $40,244 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $107,911, $92,866, and $97,722 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties at December 31, 1998 and 1997, totalled $24,025 and $6,887, respectively.

10. Concentration of Credit Risk:

   The following schedule presents rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for each of the years ended December 31:

                                                 1998       1997       1996
                                              ---------- ---------- ----------
   Foodmaker, Inc............................ $1,023,630 $1,024,667 $1,024,667
   Flagstar Enterprises, Inc. (and Denny's
    Inc. and Quincy's Restaurants, Inc. for
    the years ended December 31, 1997 and
    1996)....................................    784,922  1,216,908  1,224,953
   Long John Silver's, Inc...................    508,351    647,829    649,992
   Advantica Restaurant Group, Inc. (and
    Denny's, Inc. and Quincy's Restaurants,
    Inc. for the year ended December 31,
    1998)....................................    424,742        N/A        N/A

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for each of the years ended December 31:

                                                   1998       1997       1996
                                                ---------- ---------- ----------
   Jack in the Box............................. $1,023,630 $1,024,667 $1,024,667
   Hardee's....................................    784,922    787,260    791,998
   Denny's.....................................    782,486    807,547    818,672
   Long John Silver's..........................    574,044    713,522    715,685

   The information denoted by N/A indicates that for each period presented, the tenant or group of affiliated tenants and the chain did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In June 1998, a tenant, Long John Silver's, Inc., filed for bankruptcy and rejected the leases relating to three of its eight leases and ceased making rental payments to the Partnership. In December 1998, the Partnership sold one of the vacant properties and intends to reinvest the net sales proceeds from the sale of this property in an additional property. The Partnership will not recognize rental and earned income from these two remaining properties until new tenants for these properties are located or until the properties are sold and the proceeds from such sales are reinvested in additional properties. While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the two remaining vacant properties, as described above, and the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Partnership, if the Partnership is not able to re-lease these properties in a timely manner. The general partners are currently seeking either new tenants or purchasers for the two remaining vacant properties.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,768,496 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $46,951,127 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,384,248 shares valued at $20.00 per APF share.

                           CNL INCOME FUND XIII, LTD.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-332
Condensed Statements of Income for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-333
Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-334
Condensed Statements of Cash Flows for the Quarter Ended March 31, 1999
 and 1998...............................................................  F-335
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-336
Report of Independent Accountants.......................................  F-339
Balance Sheets as of December 31, 1998 and 1997.........................  F-340
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-341
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-342
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-343
Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-344

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,210,970 and $2,107,624
 and allowance for loss on building of $297,885 in
 1999 and 1998........................................  $22,842,012 $22,945,358
Net investment in direct financing leases.............    6,930,543   6,951,890
Investment in joint ventures..........................    2,449,068   2,451,336
Cash and cash equivalents.............................      687,717     766,859
Receivables, less allowance for doubtful accounts of
 $817 and $532........................................       69,067     121,119
Prepaid expenses......................................       24,630       8,453
Lease costs, less accumulated amortization of $436 in
 1999.................................................       35,314      17,875
Accrued rental income.................................    1,480,032   1,424,603
                                                        ----------- -----------
                                                        $34,518,383 $34,687,493
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    38,589 $     4,068
Accrued and escrowed real estate taxes payable........       13,197       6,923
Distributions payable.................................      850,002     850,002
Due to related party..................................       20,964      22,529
Rents paid in advance and deposits....................       28,227      54,568
                                                        ----------- -----------
    Total liabilities.................................      950,979     938,090
Commitment (Note 4)
Partners' capital.....................................   33,567,404  33,749,403
                                                        ----------- -----------
                                                        $34,518,383 $34,687,493
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                               Quarter Ended
                                                                 March 31,
                                                            -------------------
                                                              1999      1998
                                                            --------- ---------
Revenues:
  Rental income from operating leases.....................  $ 596,445 $ 618,515
  Earned income from direct financing leases..............    192,950   217,035
  Contingent rental income................................     40,605    65,923
  Interest and other income...............................      6,768    20,195
                                                            --------- ---------
                                                              836,768   921,668
                                                            --------- ---------
Expenses:
  General operating and administrative....................     41,519    30,094
  Professional services...................................     12,039     8,405
  Management fees to related party........................      8,596     8,953
  Real estate taxes.......................................      8,340       --
  State and other taxes...................................     21,476    15,953
  Depreciation and amortization...........................    103,841    98,418
  Transaction costs.......................................     33,181       --
                                                            --------- ---------
                                                              228,992   161,823
                                                            --------- ---------
Income Before Equity in Earnings of Joint Ventures........    607,776   759,845
Equity in Earnings of Joint Ventures......................     60,227    64,307
                                                            --------- ---------
Net Income................................................  $ 668,003 $ 824,152
                                                            ========= =========
Allocation of Net Income:
  General partners........................................  $   6,680 $   8,242
  Limited partners........................................    661,323   815,910
                                                            --------- ---------
                                                            $ 668,003 $ 824,152
                                                            ========= =========
Net Income Per Limited Partner Unit.......................  $    0.17 $    0.20
                                                            ========= =========
Weighted Average Number of Limited Partner Units Outstand-
 ing......................................................  4,000,000 4,000,000
                                                            ========= =========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   163,874  $   137,207
  Net income........................................        6,680       26,667
                                                      -----------  -----------
                                                          170,554      163,874
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   33,585,529   34,516,349
  Net income........................................      661,323    2,469,188
  Distributions ($0.21 and $0.85 per limited partner
   unit, respectively)..............................     (850,002)  (3,400,008)
                                                      -----------  -----------
                                                       33,396,850   33,585,529
                                                      -----------  -----------
Total partners' capital.............................  $33,567,404  $33,749,403
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                             Quarter Ended
                                                               March 31,
                                                          --------------------
                                                            1999       1998
                                                          --------  ----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities.............. $788,735  $  989,648
                                                          --------  ----------
  Cash Flows from Investing Activities:
    Payment of lease costs...............................  (17,875)        --
                                                          --------  ----------
      Net cash used in investing activities..............  (17,875)        --
                                                          --------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................... (850,002)   (850,002)
                                                          --------  ----------
      Net cash used in financing activities.............. (850,002)   (850,002)
                                                          --------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents.....  (79,142)    139,646
Cash and Cash Equivalents at Beginning of Quarter........  766,859     907,980
                                                          --------  ----------
Cash and Cash Equivalents at End of Quarter.............. $687,717  $1,047,626
                                                          ========  ==========
Supplemental Schedule of Non-Cash Financing Activities:
  Distributions declared and unpaid at end of quarter.... $850,002  $  850,002
                                                          ========  ==========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XIII, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates of the general partners) for each of the quarters ended March 31:

                                                              1999     1998
                                                            -------- --------
   Flagstar Enterprises, Inc. (and Denny's Inc. and
    Quincy's Inc. for the quarter ended March 31, 1998..... $162,021 $186,036
   Golden Corral Corporation...............................  130,435  133,150
   Foodmaker, Inc. ........................................  113,223  113,418
   Long John Silver's, Inc. ...............................  105,362  188,672
   Checkers Drive-In Restaurants, Inc. ....................   91,622      N/A

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates of the general partners) for each of the quarters ended March 31:

                                                                1999     1998
                                                              -------- --------
   Hardee's.................................................. $162,021 $162,498
   Golden Corral Family Steakhouse Restaurants...............  130,435  133,150
   Jack in the Box...........................................  113,223  113,418
   Long John Silver's........................................  105,362  188,672
   Burger King...............................................  100,140  120,595
   Checkers Drive-In Restaurants.............................   91,622      N/A

   The information denoted by N/A indicates that for each period presented, the tenant or the chain did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

   In June 1998, Long John Silver's, Inc. filed for bankruptcy and rejected the leases relating to three of the eight properties it leased and ceased making rental payments to the Partnership on the three rejected leases. During 1998, the Partnership entered into new leases for two of the three properties with new tenants, one for which rent commenced in December 1998 and one for which rental income is expected to commence subsequent to March 31, 1999, pending renovations to the property by the tenant. In addition, in May 1999, the Partnership re-leased the remaining rejected lease property to a new tenant (See Note 5). While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Partnership if the Partnership is not able to re-lease these properties in a timely manner.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,886,185 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $38,283,180 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the Properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were recently filed, it is premature to further comment on the lawsuit at this time.

4. Commitment:

   In November 1998, the Partnership entered into a new lease for the property in Tampa, Florida, with a new tenant to operate the property as a Steak-N-Shake restaurant. In connection therewith, the Partnership agreed to pay up to $600,000 in renovation costs, none of which had been incurred as of March 31, 1999.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

5. Subsequent Event:

   In May 1999, the Partnership entered into a new lease for the property in Philadelphia, Pennsylvania, with a new tenant to operate the property as an Arby's restaurant. In connection therewith, the Partnership agreed to pay up to $975,000 in renovation costs.

6. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 1,943,093 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XIII, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XIII, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 1, 1999, except for Note 11

 for which the date is March 11, 1999 and Note 12 for which the date is June 3, 1999

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                          December 31,
                                                     -----------------------
                                                        1998        1997
                                                     ----------- -----------
                      ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building..........................................  $22,945,358 $22,788,618
Net investment in direct financing leases..........    6,951,890    7,910,470
Investment in joint ventures.......................    2,451,336    2,457,810
Cash and cash equivalents..........................      766,859       907,980
Receivables, less allowance for doubtful accounts
 of $532 in 1998...................................      121,119        23,946
Prepaid expenses...................................        8,453        10,368
Lease costs........................................       17,875             --
Organization costs, less accumulated amortization
 of $10,000 and $9,422.............................          --              578
Accrued rental income..............................    1,424,603    1,423,820
                                                     ----------- -----------
                                                     $34,687,493 $35,523,590
                                                     =========== ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................  $     4,068 $     7,671
Accrued and escrowed real estate taxes payable.....        6,923             --
Distributions payable..............................      850,002       850,002
Due to related parties.............................       22,529          6,791
Rents paid in advance and deposits.................       54,568          5,570
    Total liabilities..............................      938,090     870,034
Commitment (Note 10)
Partners' capital..................................   33,749,403   34,653,556
                                                     ----------- -----------
                                                     $34,687,493 $35,523,590
                                                     =========== ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Revenues:
  Rental income from operating leases....... $2,404,934  $2,371,062  $2,477,156
  Adjustments to accrued rental income......   (307,405)        --          --
  Earned income from direct financing
   leases...................................    764,962     976,547     899,130
  Contingent rental income..................    326,906     287,751     299,495
  Interest and other income.................     49,321      46,693      59,319
                                             ----------  ----------  ----------
                                              3,238,718   3,682,053   3,735,100
                                             ----------  ----------  ----------
Expenses:
  General operating and administrative......    150,239     152,918     156,466
  Bad debt expense..........................        --      123,071         --
  Professional services.....................     26,869      25,595      33,746
  Management fees to related party..........     35,257      34,321      35,675
  Real estate taxes.........................     13,989         --       10,680
  State and other taxes.....................     16,172      18,301      16,793
  Depreciation and amortization.............    422,653     394,099     393,434
  Transaction costs.........................     23,291         --          --
                                             ----------  ----------  ----------
                                                688,470     748,305     646,794
                                             ----------  ----------  ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain (Loss) on Sale of Land,
 Buildings and Investment in Direct
 Financing Lease, and Provision for Loss on
 Building...................................  2,550,248   2,933,748   3,088,306
Equity in Earnings of Joint Ventures........    243,492     150,417      60,654
Gain (Loss) on Sale of Land, Buildings and
 Investment in Direct Financing Lease.......        --      (48,538)     82,855
Provision for Loss on Building..............   (297,885)        --          --
                                             ----------  ----------  ----------
Net Income.................................. $2,495,855  $3,035,627  $3,231,815
                                             ==========  ==========  ==========
Allocation of Net Income:
  General partners.......................... $   26,667  $   30,690  $   31,490
  Limited partners..........................  2,469,188   3,004,937   3,200,325
                                             ----------  ----------  ----------
                                             $2,495,855  $3,035,627  $3,231,815
                                             ==========  ==========  ==========
Net Income Per Limited Partner Unit......... $     0.62  $     0.75  $     0.80
                                             ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,000,000   4,000,000   4,000,000
                                             ==========  ==========  ==========

              See accompanying notes to financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                     Limited Partners
                          ---------------------- ----------------------------------------------------
                                        Accumu-                                 Accumu-
                                         lated                                   lated    Syndication
                          Contributions Earnings Contributions Distributions   Earnings      Costs        Total
                          ------------- -------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................     $1,000     $ 74,027  $40,000,000  $ (7,528,384)  $ 7,304,656 $(4,665,169) $35,186,130
 Distribution to limited
  partners ($0.85 per
  limited partner
  unit).................        --           --           --     (3,400,008)          --          --    (3,400,008)
 Net income.............        --        31,490          --            --      3,200,325         --     3,231,815
                             ------     --------  -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000      105,517   40,000,000   (10,928,392)   10,504,981  (4,665,169)  35,017,937
 Distribution to limited
  partners ($0.85 per
  limited partner
  unit).................        --           --           --     (3,400,008)          --          --    (3,400,008)
 Net income.............        --        30,690          --            --      3,004,937         --     3,035,627
                             ------     --------  -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................      1,000      136,207   40,000,000   (14,328,400)   13,509,918  (4,665,169)  34,653,556
 Distribution to limited
  partners ($0.85 per
  limited partner
  unit).................        --           --           --     (3,400,008)          --          --    (3,400,008)
 Net income.............        --        26,667          --            --      2,469,188         --     2,495,855
                             ------     --------  -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................     $1,000     $162,874  $40,000,000  $(17,728,408)  $15,979,106 $(4,665,169) $33,749,403
                             ======     ========  ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows from Operating Activities:
  Cash received from tenants............  $ 3,235,985  $ 3,329,633  $ 3,476,985
  Distributions from joint ventures.....      250,270      151,322       93,700
  Cash paid for expenses................     (245,273)    (236,793)    (251,454)
  Interest received.....................       36,319       29,395       48,350
                                          -----------  -----------  -----------
    Net cash provided by operating
     activities.........................    3,277,301    3,273,557    3,367,581
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and
   building.............................          --       932,849      550,000
  Advances to tenant....................          --      (196,980)         --
  Repayment of advances.................          --       127,843          --
  Investment in joint ventures..........         (539)  (1,482,849)         --
  Payment of lease costs................      (17,875)         --           --
  Decrease (increase) in restricted
   cash.................................          --       550,000     (550,000)
                                          -----------  -----------  -----------
    Net cash used in investing
     activities.........................      (18,414)     (69,137)         --
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
  Distributions to limited partners.....   (3,400,008)  (3,400,008)  (3,400,008)
                                          -----------  -----------  -----------
    Net cash used in financing
     activities.........................   (3,400,008)  (3,400,008)  (3,400,008)
                                          -----------  -----------  -----------
Net Decrease in Cash and Cash
 Equivalents............................     (141,121)    (195,588)     (32,427)
Cash and Cash Equivalents at Beginning
 of Year................................      907,980    1,103,568    1,135,995
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   766,859  $   907,980  $ 1,103,568
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 2,495,855  $ 3,035,627  $ 3,231,815
                                          -----------  -----------  -----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Bad debt expense....................          --       123,071          --
    Depreciation........................      421,840      391,434      391,434
    Amortization........................          637        2,665        2,000
    Equity in earnings of joint
     ventures, net of distributions.....        6,954          905       33,046
    Loss (gain) on sale of land and
     building...........................          --        48,538      (82,855)
    Provision for loss on building......      297,885          --           --
    Decrease (increase) in receivables..      (97,173)      23,845      (28,034)
    Decrease in net investment in direct
     financing leases...................       82,115       84,646       80,214
    Increase (decrease) in prepaid
     expenses...........................        1,915       (1,225)      (5,005)
    Increase in accrued rental income...         (783)    (378,850)    (313,540)
    Increase (decrease) in accounts
     payable and accrued expenses.......        3,320      (12,761)      12,137
    Increase (decrease) in due to
     related parties....................       15,738        4,197       (4,773)
    Increase (decrease) in rents paid in
     advance and deposits...............       48,998      (48,535)      51,142
                                          -----------  -----------  -----------
      Total adjustments.................      781,446      237,930      135,766
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,277,301  $ 3,273,557  $ 3,367,581
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
  Distributions declared and unpaid at
   December 31..........................  $   850,002  $   850,002  $   850,002
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and

                        CNL INCOME FUND XIII, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

accrued rental income, and to decrease rental or other income for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its interest in Attalla Joint Venture and Salem Joint Venture, and a property in Arvada, Colorado, a property in Akron, Ohio, and a property in Miami, Florida, for which each property is held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs were amortized over five years using the straight-line method.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land or land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Land............................................ $12,742,897  $12,742,897
      Buildings.......................................  12,607,970   11,743,041
                                                       -----------  -----------
                                                        25,350,867   24,485,938
      Less accumulated depreciation...................  (2,107,624)  (1,697,320)
                                                       -----------  -----------
                                                        23,243,243   22,788,618
                                                       -----------  -----------
      Less allowance for loss on building.............    (297,885)         --
                                                       -----------  -----------
                                                       $22,945,358  $22,788,618
                                                       ===========  ===========

   In October 1997, the Partnership sold its property in Orlando, Florida, to a third party for $953,371 and received net sales proceeds of $932,849, resulting in a loss of $48,538 for financial reporting purposes. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Miami, Florida, as tenants-in-common, with affiliates of the general partners (see
Note 5).

   At December 31, 1998, the Partnership established an allowance for loss on building of $297,885, relating to one property in Philadelphia, Pennsylvania. The tenant of this property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the property at December 31, 1998, and the current estimate of net realizable value for this property.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $783 (net of $307,405 in write-offs), $378,850, and $313,540, respectively, of such rental income.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,188,225
      2000..........................................................   2,179,331
      2001..........................................................   2,190,526
      2002..........................................................   2,220,532
      2003..........................................................   2,257,154
      Thereafter....................................................  20,981,325
                                                                     -----------
                                                                     $32,017,093
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Minimum lease payments receivable............... $13,789,643  $15,747,868
      Estimated residual values.......................   2,344,575    2,582,058
      Less unearned income............................  (9,182,328) (10,419,456)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 6,951,890  $ 7,910,470
                                                       ===========  ===========

   In October 1997, the Partnership sold its property in Orlando, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payment receivable and estimated residual value) and unearned income relating to this property were removed from the accounts and the loss from the sale relating to the land portion of the property and the net investment in direct financing lease was reflected in income (Note 3).

   In June 1998, three of the Partnership's leases with Long John Silver's, Inc., were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing leases was recorded for financial reporting purposes.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

      1999.......................................................... $   857,997
      2000..........................................................     857,997
      2001..........................................................     870,737
      2002..........................................................     888,571
      2003..........................................................     889,113
      Thereafter....................................................   9,425,228
                                                                     -----------
                                                                     $13,789,643
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 50 percent and a 27.8% interest in the profits and losses of Attalla Joint Venture and Salem Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   The Partnership also owns a property in Arvada, Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. As of December 31, 1998, the Partnership owned a 66.13% interest in this property.

   In January 1997, the Partnership used the net sales proceeds from the 1996 sale of the property in Richmond, Virginia, to acquire a property in Akron, Ohio, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 63.09% interest in this property.

   In addition, in December 1997, the Partnership acquired a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 47.83% interest in this property.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Attalla Joint Venture and Salem Joint Venture and the Partnership and affiliates, as tenants-in-common in three separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the properties held as tenants-in-common with affiliates at December 31:

                                                           1998       1997
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $4,174,420 $4,256,861
      Net investment in direct financing leases........    360,790    364,479
      Cash.............................................     19,083     18,729
      Receivables......................................        546        --
      Prepaid expenses.................................        454        380
      Accrued rental income............................    182,217    106,653
      Liabilities......................................     16,028     15,653
      Partners' capital................................  4,721,482  4,731,449
      Revenues.........................................    569,719    347,971
      Net income.......................................    476,700    285,922

   The Partnership recognized income totalling $243,492, $150,417, and $60,654 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures and the properties held as tenants-in-common with affiliates.

6. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property, not in liquidation of the Partnership, is in general, allocated in the same manner as net sales proceeds will be distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,400,008. No distributions have been made to the general partners to date.

7. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,495,855  $3,035,627  $3,231,815
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (59,127)   (100,696)   (103,634)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      82,115      84,646      80,214
   Capitalization of transaction costs for
    tax reporting purposes.................      23,291         --          --
   Equity in earnings of joint ventures for
    tax reporting purposes in excess of
    (less than) equity in earnings of joint
    ventures for financial reporting
    purposes...............................     (27,118)    (19,727)      6,819
   Gain on sale of property for financial
    reporting purposes, deferred for tax
    reporting purposes.....................         --          --      (82,855)
   Loss on sale of property for financial
    reporting purposes in excess of loss
    for tax reporting purposes.............         --       38,823         --
   Allowance for loss on building..........     297,885         --          --
   Allowance for doubtful accounts.........         532    (150,734)    102,198
   Accrued rental income...................        (783)   (378,850)   (313,540)
   Rents paid in advance...................      38,165     (48,535)     51,142
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,850,815  $2,460,554  $2,972,159
                                             ==========  ==========  ==========

8. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate. The management fee, which will not

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $35,257, $34,321, and $35,675 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. For the years ended December 31, 1998, 1997, and 1996, the expenses incurred for these services were $98,719, $87,322, and $91,272, respectively.

   During 1997, the Partnership and an affiliate of the general partners acquired a property in Akron, Ohio, as tenants-in-common for a purchase price of $872,625 (of which the Partnership contributed $550,000 or 63.03%) from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership and the affiliate, as tenants-in-common. The purchase price paid by the Partnership and the affiliate represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997, totalled $22,529, and $6,791, respectively.

9. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Flagstar Enterprises, Inc..................... $649,525 $744,199 $765,109
      Long John Silver's, Inc. .....................  571,066  759,064  764,565
      Golden Corral Corporation.....................  542,900  536,886  539,568
      Foodmaker, Inc. ..............................  458,690  450,816  450,393
      Checkers Drive-In Restaurants, Inc............      N/A      N/A  412,422

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Hardee's...................................... $649,525 $649,762 $670,249
      Long John Silver's............................  571,066  759,064  764,565
      Golden Corral Family Steakhouse Restaurants...  542,900  536,886  539,568
      Burger King...................................  497,670  484,111  431,280
      Jack in the Box...............................  458,690  450,816  450,393
      Checkers Drive-In Restaurants.................      N/A      N/A  412,422

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

   In June 1998, Long John Silver's, Inc. filed for bankruptcy and rejected the leases relating to three of the eight Properties it leased and ceased making rental payments to the Partnership. During 1998, the Partnership entered into a new lease for two of the three properties with new tenants. The general partners are currently seeking either a new tenant or a purchaser for the remaining property. The Partnership will not recognize rental and earned income from this property until a new tenant is located or until the property is sold and the proceeds from such sale is reinvested in an additional property. While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the vacant property, and the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Partnership if the Partnership is unable to re-lease these properties in a timely manner.

10. Commitment:

   In November 1998, the Partnership entered into a new lease for the property in Tampa, Florida, with a new tenant to operate the property as a Steak-N-Shake restaurant. In connection therewith, the Partnership agreed to pay up to $600,000 in renovation costs, none of which were incurred as of the year ended December 31, 1998.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,886,185 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $38,283,180 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 1,943,093 shares valued at $20.00 per APF share.

                         CNL INCOME FUND XIV, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-358
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................  F-359
Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-360
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-361
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-362
Report of Independent Accountants.......................................  F-364
Balance Sheets as of December 31, 1998 and 1997.........................  F-365
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-366
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-367
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-368
Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-369

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building............................................. $26,345,787 $26,509,264
Net investment in direct financing leases.............   7,276,175   7,300,102
Investment in joint ventures..........................   3,863,338   3,813,175
Cash and cash equivalents.............................     763,678     949,056
Receivables, less allowance for doubtful accounts of
 $1,105 in 1999 and 1998..............................      36,238      62,824
Prepaid expenses......................................      18,775       8,389
Lease costs, less accumulated amortization of $1,073
 in 1999..............................................      31,927         --
Accrued rental income, less allowance for doubtful
 accounts of $12,622 in 1999 and 1998.................   1,987,635   1,895,349
                                                       ----------- -----------
                                                       $40,323,553 $40,538,159
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    34,464 $     2,577
Accrued and escrowed real estate taxes payable........      10,703      18,198
Distributions payable.................................     928,130     928,130
Due to related party..................................      24,708      25,432
Rents paid in advance and deposits....................      66,659      88,098
                                                       ----------- -----------
  Total liabilities...................................   1,064,664   1,062,435
Commitment (Note 4)
Partners' capital.....................................  39,258,889  39,475,724
                                                       ----------- -----------
                                                       $40,323,553 $40,538,159
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                          ----------------------
                                                             1999        1998
                                                          ----------  ----------
Revenues:
  Rental income from operating leases...................  $  706,805  $  717,277
  Earned income from direct financing leases............     199,166     242,219
  Interest and other income.............................      10,520      20,979
                                                          ----------  ----------
                                                             916,491     980,475
                                                          ----------  ----------
Expenses:
  General operating and administrative..................      48,343      36,303
  Professional services.................................       7,784       6,182
  Management fees to related party......................       9,544       9,506
  Real estate taxes.....................................       4,874       3,450
  State and other taxes.................................      30,354      20,996
  Depreciation and amortization.........................     103,926      85,053
  Transaction costs.....................................      33,175         --
                                                          ----------  ----------
                                                             238,000     161,490
                                                          ----------  ----------
Income Before Equity in Earnings of Joint Ventures, Gain
 on Sale of Land, and Provision for Loss on Building....     678,491     818,985
Equity in Earnings of Joint Ventures....................      93,686      82,505
Gain on Sale of Land....................................         --       70,798
Provision for Loss on Building..........................     (60,882)        --
                                                          ----------  ----------
Net Income..............................................  $  711,295  $  972,288
                                                          ==========  ==========
Allocation of Net Income:
  General partners......................................  $    7,468  $    9,014
  Limited partners......................................     703,827     963,274
                                                          ----------  ----------
                                                          $  711,295  $  972,288
                                                          ==========  ==========
Net Income Per Limited Partner Unit.....................  $     0.16  $     0.21
                                                          ==========  ==========
Weighted Average Number of Limited Partner Units
 Outstanding............................................   4,500,000   4,500,000
                                                          ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   177,733  $   146,640
  Net income........................................        7,468       31,093
                                                      -----------  -----------
                                                          185,201      177,733
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   39,297,991   39,842,517
  Net income........................................      703,827    3,167,994
  Distributions ($0.21 and $0.83 per limited partner
   unit, respectively)..............................     (928,130)  (3,712,520)
                                                      -----------  -----------
                                                       39,073,688   39,297,991
                                                      -----------  -----------
    Total partners' capital.........................  $39,258,889  $39,475,724
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                  Quarter Ended
                                    March 31,
                               ---------------------
                                 1999        1998
                               ---------  ----------
Increase (Decrease) in Cash
 and Cash Equivalents
  Net Cash Provided by
   Operating Activities....... $ 819,872  $1,050,016
                               ---------  ----------
  Cash Flows from Investing
   Activities:
    Proceeds from sale of land
     and building.............       --    1,208,732
    Investment in joint
     ventures.................   (44,120)    (84,992)
    Increase in restricted
     cash.....................       --   (1,208,732)
    Payment of lease costs....   (33,000)        --
                               ---------  ----------
      Net cash used in
       investing activities...   (77,120)    (84,992)
                               ---------  ----------
  Cash Flows from Financing
   Activities:
    Distributions to limited
     partners.................  (928,130)   (928,130)
                               ---------  ----------
      Net cash used in
       financing activities...  (928,130)   (928,130)
                               ---------  ----------
Net Increase (Decrease) in
 Cash and Cash Equivalents....  (185,378)     36,894
Cash and Cash Equivalents at
 Beginning of Quarter.........   949,056   1,285,777
                               ---------  ----------
Cash and Cash Equivalents at
 End of Quarter............... $ 763,678  $1,322,671
                               =========  ==========
Supplemental Schedule of Non-
 Cash Financing Activities:
    Distributions declared and
     unpaid at end of
     quarter.................. $ 928,130  $  928,130
                               =========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XIV, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Land and Building on Operating Leases:

   Land and buildings on operating leases consisted of the following at:

                                                       March 31,   December 31,
                                                         1999          1998
                                                      -----------  ------------
      Land........................................... $16,195,936  $16,195,936
      Buildings......................................  12,024,577   12,024,577
                                                      -----------  -----------
                                                       28,220,513   28,220,513
      Less accumulated depreciation..................  (1,776,689)  (1,674,094)
                                                      -----------  -----------
                                                       26,443,824   26,546,419
      Less allowance for loss on building............     (98,037)     (37,155)
                                                      -----------  -----------
                                                      $26,345,787  $26,509,264
                                                      ===========  ===========

   At December 31, 1998, the Partnership recorded a provision for loss on building in the amount of $37,155 for financial reporting purposes relating to the Long John Silver's property in Shelby, North Carolina. The tenant of this property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the property at December 31, 1998 and the estimated net realizable value for the property.

   In addition, at March 31, 1999, the Partnership recorded a provision for loss on building in the amount of $60,882 for financial reporting purposes relating to the Long John Silver's property in Stockbridge, Georgia. The tenant of this property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the Property at March 31, 1999 and the estimated net sales proceeds from the sale of the property based on a purchase and sales contract with an unrelated third party (see Note 4).

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,313,041 shares of its

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $42,435,559 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

4. Commitment:

   In February 1999, the Partnership entered into an agreement with an unrelated third party to sell the Long John Silver's property in Stockbridge, Georgia. At March 31, 1999, the Partnership established a provision for loss on building related to the anticipated sale of this property (see Note 2). As of May 13, 1999, the sale had not occurred.

5. APF Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 2,156,521 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XIV, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XIV, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 22, 1999, except for Note 11

 for which the date is March 11, 1999 and

 Note 12 for which the date is June 3, 1999

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building.............................................. $26,509,264 $25,217,725
Net investment in direct financing leases..............   7,300,102   9,041,485
Investment in joint ventures...........................   3,813,175   3,271,739
Cash and cash equivalents..............................     949,056   1,285,777
Restricted cash........................................         --      318,592
Receivables, less allowance for doubtful accounts of
 $1,105 in 1998........................................      62,824      19,912
Prepaid expenses.......................................       8,389       7,915
Organization costs, less accumulated amortization of
 $10,000 and $8,599....................................         --        1,401
Accrued rental income less allowance for doubtful
 accounts of $12,622 and $6,295........................   1,895,349   1,820,078
                                                        ----------- -----------
                                                        $40,538,159 $40,984,624
                                                        =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     2,577 $    10,258
Accrued and escrowed real estate taxes payable.........      18,198      19,570
Distributions payable..................................     928,130     928,130
Due to related parties.................................      25,432       7,853
Rents paid in advance and deposits.....................      88,098      29,656
                                                        ----------- -----------
    Total liabilities..................................   1,062,435     995,467
Partners' capital......................................  39,475,724  39,989,157
                                                        ----------- -----------
                                                        $40,538,159 $40,984,624
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ---------------------------------
                                                1998        1997       1996
                                             ----------  ---------- ----------
Revenues:
 Rental income from operating leases........ $2,792,931  $2,872,283 $2,953,895
 Adjustments to accrued rental income.......   (277,319)        --         --
 Earned income from direct financing
  leases....................................    844,343   1,017,627  1,026,616
 Contingent rental income...................     63,776      21,617      7,014
 Interest and other income..................     90,425      47,287     56,377
                                             ----------  ---------- ----------
                                              3,514,156   3,958,814  4,043,902
                                             ----------  ---------- ----------
Expenses:
 General operating and administrative.......    168,184     154,654    162,163
 Professional services......................     34,309      29,746     24,138
 Bad debt expense...........................        --       10,500        --
 Management fees to related parties.........     37,430      38,626     38,785
 Real estate taxes..........................     17,435       7,192      3,426
 State and other taxes......................     22,498      21,874     18,109
 Loss on termination of direct financing
  lease.....................................     21,873         --         --
 Depreciation and amortization..............    380,814     340,161    340,089
 Transaction costs..........................     25,231         --         --
                                             ----------  ---------- ----------
                                                707,774     602,753    586,710
                                             ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Land and Building from
 Right of Way Taking, Gain on Sale of Land
 and Building, and Provision for Loss on
 Building...................................  2,806,382   3,356,061  3,457,192
Equity in Earnings of Joint Ventures........    317,654     309,879    459,137
Gain on Land and Building from Right of Way
 Taking.....................................     41,408         --         --
Gain on Sale of Land and Building...........     70,798         --         --
Provision for Loss on Building..............    (37,155)        --         --
                                             ----------  ---------- ----------
Net Income.................................. $3,199,087  $3,665,940 $3,916,329
                                             ==========  ========== ==========
Allocation of Net Income:
 General partners........................... $   31,093  $   36,659 $   39,163
 Limited partners...........................  3,167,994   3,629,281  3,877,166
                                             ----------  ---------- ----------
                                             $3,199,087  $3,665,940 $3,916,329
                                             ==========  ========== ==========
Net Income Per Limited Partner Unit......... $     0.70  $     0.81 $    0 .86
                                             ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,500,000   4,500,000  4,500,000
                                             ==========  ========== ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................     $1,000      $ 69,818    $45,000,000  $ (6,710,883)  $ 6,855,940 $(5,383,945) $39,831,930
 Distributions to
  limited
  partners ($0.83 per
  limited partner
  unit).................        --            --             --     (3,712,522)          --          --    (3,712,522)
 Net income.............        --         39,163            --            --      3,877,166         --     3,916,329
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       108,981     45,000,000   (10,423,405)   10,733,106  (5,383,945)  40,035,737
 Distributions to
  limited
  partners ($0.83 per
  limited partner
  unit).................        --            --             --     (3,712,520)          --          --    (3,712,520)
 Net income.............        --         36,659            --            --      3,629,281         --     3,665,940
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................      1,000       145,640     45,000,000   (14,135,925)   14,362,387  (5,383,945)  39,989,157
 Distributions to
  limited
  partners ($0.83 per
  limited partner
  unit).................        --            --             --     (3,712,520)          --          --    (3,712,520)
 Net income.............        --         31,093            --            --      3,167,994         --     3,199,087
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................     $1,000      $176,733    $45,000,000  $(17,848,445)  $17,530,381 $(5,383,945) $39,475,724
                             ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,391,042  $ 3,501,064  $ 3,572,793
 Distributions from joint ventures......      343,684      308,220      340,299
 Cash paid for expenses.................     (293,428)    (243,326)    (250,885)
 Interest received......................       73,246       40,232       44,089
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    3,514,544    3,606,190    3,706,296
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  building..............................    1,606,702          --           --
 Proceeds received from right of way
  taking................................       41,408      318,592          --
 Additions to land and buildings on
  operating leases......................     (605,712)         --           --
 Investment in direct financing
  leases................................     (931,237)         --           --
 Investment in joint ventures...........     (568,498)    (121,855)      (7,500)
 Return of capital from joint venture...          --        51,950          --
 Decrease (increase) in restricted
  cash..................................      318,592     (318,592)         --
                                          -----------  -----------  -----------
  Net cash used in investing
   activities...........................     (138,745)     (69,905)      (7,500)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Distributions to limited partners......   (3,712,520)  (3,712,520)  (3,712,522)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,712,520)  (3,712,520)  (3,712,522)
                                          -----------  -----------  -----------
 Net Decrease in Cash and Cash
  Equivalents...........................     (336,721)    (176,235)     (13,726)
 Cash and Cash Equivalents at Beginning
  of Year...............................    1,285,777    1,462,012    1,475,738
                                          -----------  -----------  -----------
 Cash and Cash Equivalents at End of
  Year..................................  $   949,056  $ 1,285,777  $ 1,462,012
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 3,199,087  $ 3,665,940  $ 3,916,329
                                          -----------  -----------  -----------
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
  Bad debt expense......................          --        10,500          --
  Loss on termination of direct
   financing lease......................       21,873          --           --
  Depreciation..........................      378,381      337,180      337,181
  Amortization..........................        2,433        2,981        2,908
  Equity in earnings of joint ventures,
   net of distributions.................       26,030       (1,659)    (118,889)
  Gain on land and building from right
   of way taking........................      (41,408)         --           --
  Gain on sale of land and building.....      (70,798)         --           --
  Provision for loss on building........       37,155          --           --
  Decrease in net investment in direct
   financing leases.....................       82,359       83,787       74,798
  Increase in receivables...............      (38,232)      (6,935)     (13,946)
  Decrease (increase) in prepaid
   expenses.............................         (474)         328       (4,802)
  Increase in accrued rental income.....     (148,845)    (471,287)    (491,221)
  Increase (decrease) in accounts
   payable and accrued expenses.........       (9,038)      12,017       (8,408)
  Increase (decrease) in due to related
   parties..............................       17,579        6,202       (5,218)
  Increase (decrease) in rents paid in
   advance and deposits.................       58,442      (32,864)      17,564
                                          -----------  -----------  -----------
   Total adjustments....................      315,457      (59,750)    (210,033)
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,514,544  $ 3,606,190  $ 3,706,296
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
 Distributions declared and unpaid at
  December 31...........................  $   928,130  $   928,130  $   928,130
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XIV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write downs.

                        CNL INCOME FUND XIV , LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its interests in Attalla Joint Venture, Wood-Ridge Real Estate Joint Venture, Salem Joint Venture, Melbourne Joint Venture, and CNL Kingston Joint Venture using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institution with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs were amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Land............................................ $16,195,936  $16,425,914
      Buildings.......................................  12,024,577   10,087,524
                                                       -----------  -----------
                                                        28,220,513   26,513,438
      Less accumulated depreciation...................  (1,674,094)  (1,295,713)
                                                       -----------  -----------
                                                        26,546,419   25,217,725
      Less allowance for loss on building.............     (37,155)         --
                                                       -----------  -----------
                                                       $26,509,264  $25,217,725
                                                       ===========  ===========

   During the year ended December 31, 1998, the Partnership sold its property in Madison, Alabama and two properties in Richmond, Virginia, to third parties for a total of $1,667,462 and received net sales proceeds of $1,606,702, resulting in a total gain of $70,798 for financial reporting purposes. These properties were originally acquired by the Partnership in 1993 and 1994, and had costs totalling approximately $1,393,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $213,300 in excess of their original purchase prices.

   In addition, in April 1998, the Partnership reached an agreement to accept $360,000 for the property in Riviera Beach, Florida, which was taken through a right of way taking in December 31, 1997. The Partnership had received preliminary sales proceeds of $318,592 as of December 31, 1997. Upon agreement of the final sales price of $360,000, and receipt of the remaining sales proceeds of $41,408, the Partnership recognized a gain of $41,408 for financial reporting purposes. This property was originally acquired by the Partnership in 1994 and had a cost of approximately $276,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold this property for a total of approximately $83,600 in excess of its original purchase price.

   In October 1998, the Partnership reinvested approximately $1,537,000 of the net sales proceeds it received from the sales of the properties in Richmond, Virginia and the right of way taking of the property in Riviera Beach, Florida, and a portion of the net sales proceeds it received from the sale of the property in Madison, Alabama, in a property located in Fayetteville, North Carolina.

   At December 31, 1998, the Partnership recorded a provision for loss on building in the amount of $37,155 for financial reporting purposes relating to a Long John Silver's Property. The tenant of this Property filed for

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the Property at December 31, 1998 and the estimated net realizable value for the Property.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $148,845 (net of $6,327 in reserves and $277,319 in write-offs), $471,287 (net of $6,295 in reserves), and $491,221, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,486,272
      2000..........................................................   2,538,562
      2001..........................................................   2,557,759
      2002..........................................................   2,615,117
      2003..........................................................   2,632,784
      Thereafter....................................................  27,438,256
                                                                     -----------
                                                                     $40,268,750
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1998          1997
                                                      -----------  ------------
      Minimum lease payments receivable.............. $14,282,003  $ 18,621,827
      Estimated residual values......................   2,373,313     2,842,002
      Less unearned income...........................  (9,355,214)  (12,422,344)
                                                      -----------  ------------
      Net investment in direct financing leases...... $ 7,300,102  $  9,041,485
                                                      ===========  ============

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

      1999.......................................................... $   898,054
      2000..........................................................     899,947
      2001..........................................................     902,770
      2002..........................................................     911,239
      2003..........................................................     914,901
      Thereafter....................................................   9,755,092
                                                                     -----------
                                                                     $14,282,003
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   In January 1998, the Partnership sold its property in Madison, Alabama, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value) and unearned income relating to the building were removed from the accounts (see Note 3).

   In June 1998, four of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," in June 1998, the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on termination of direct financing lease of $21,873 for financial reporting purposes.

5. Investment in Joint Ventures:

   The Partnership owns a 50 percent, a 72.2% and a 50 percent interest in the profits and losses of Attalla Joint Venture, Salem Joint Venture and Wood-Ridge Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In January 1997, Wood-Ridge Real Estate Joint Venture reinvested $502,598 of the remaining net sales proceeds, from the 1996 sales of two properties, in a Taco Bell property in Anniston, Alabama. During the year ended December 31, 1997, the Partnership and the other joint venture partner had each received approximately $52,000, representing a return of capital, for the remaining uninvested net sales proceeds. As of December 31, 1998, the Partnership owned a 50 percent interest in the profits and losses of this joint venture.

   In September 1997, the Partnership entered into a joint venture arrangement, CNL Kingston Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. In connection therewith, the Partnership contributed amounts to CNL Kingston Joint Venture to fund construction costs relating to the property owned by the joint venture. As of December 31, 1998, the Partnership owned a 39.94% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In April 1998, the Partnership entered into a joint venture arrangement, Melbourne Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property, at a total cost of $1,052,552. During 1998, the Partnership contributed amounts to purchase land and pay for construction costs relating to the joint venture and has agreed to contribute additional amounts in 1999 for additional construction costs. As of December 31, 1998, the Partnership owned a 50 percent interest in the profits and losses of this joint venture. When funding is complete, the Partnership expects to have an approximate 50 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   As of December 31, 1998, Attalla Joint Venture, Salem Joint Venture, CNL Kingston Joint Venture, and Melbourne Joint Venture each owned and leased one property, and Wood-Ridge Real Estate Joint Venture owned and leased six properties, to operators of fast-food or family-style restaurants. The following presents the joint ventures' condensed financial information at December 31:

                                                           1998       1997
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $6,913,765 $6,008,240
      Net investment in direct financing lease.........    360,790    364,479
      Cash.............................................     87,922     13,842
      Receivables......................................     47,545      2,571
      Accrued rental income............................    194,526    150,621
      Other assets.....................................      1,055      1,257
      Liabilities......................................    171,590    231,061
      Partners' capital................................  7,434,013  6,309,949
      Revenues.........................................    750,147    712,004
      Net income.......................................    615,127    588,835

   The Partnership recognized income totalling $317,654, $309,879, and $459,137 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Restricted Cash:

   In December 1997, the Partnership received preliminary sales proceeds of $318,592 for the property in Riviera Beach, Florida which was taken through a right of way taking. In October 1998, the Partnership reinvested these proceeds in a property in Fayetteville, North Carolina (see Note 3).

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sales of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from a sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts, and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a sale of properties, in liquidation of the Partnership will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1998 and 1997, the Partnership declared distributions to the limited partners of $3,712,520 and during the year ended December 31, 1996, the Partnership declared distributions to the limited partners of $3,712,522. No distributions have been made to the general partners to date.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
      Net income for financial reporting
       purposes............................  $3,199,087  $3,665,940  $3,916,329
      Depreciation for tax reporting
       purposes in excess of depreciation
       for financial reporting purposes....     (77,202)   (130,766)   (130,766)
      Direct financing leases recorded as
       operating leases for tax reporting
       purposes............................      82,359      83,787      74,798
      Gain on sale of land and building for
       tax reporting purposes in excess of
       gain for financial reporting
       purposes............................      94,442         --          --
      Gain on land and building from right
       of way taking deferred for tax
       reporting purposes..................     (41,408)        --          --
      Allowance for loss on building.......      37,155         --          --
      Equity in earnings of joint ventures
       for financial reporting purposes
       less than (in excess of) equity in
       earnings of joint ventures for tax
       reporting purposes..................      35,645       3,109    (174,253)
      Capitalization of transaction costs
       for tax reporting purposes..........      25,231         --          --
      Allowance for doubtful accounts......       1,105         --          --
      Accrued rental income................    (148,845)   (471,287)   (491,221)
      Loss on lease termination of direct
       financing lease.....................      21,873         --          --
      Rents paid in advance................      53,442     (32,864)     17,564
      Other................................       1,034     (21,988)     23,878
                                             ----------  ----------  ----------
      Net income for federal income tax
       purposes............................  $3,283,918  $3,095,931  $3,236,329
                                             ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of directors of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

Affiliate. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $37,430, $38,626, and $38,785 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate Limited Partners' 10% Return plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $110,618, $89,910, and $96,082 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1998, the Partnership acquired a property for a purchase price of approximately $1,537,000 from CNL First Corp., an affiliate of the general partners. CNL First Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by CNL First Corp. to acquire and carry the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997, totalled $25,432 and $7,853, respectively.

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Long John Silver's, Inc. ..................... $634,121 $850,159 $853,992
      Checkers Drive-In Restaurants, Inc. ..........  628,816  724,612  732,941
      Foodmaker, Inc. ..............................  574,481  562,725  556,100
      Golden Corral Corporation.....................  534,624  520,911  476,350
      Flagstar Enterprises, Inc. ...................  427,801  483,606  498,655
      Denny's, Inc. ................................      N/A  379,767  380,939

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Long John Silver's............................ $634,121 $850,159 $853,992
      Checkers Drive-in Restaurants.................  628,816  724,612  732,941
      Denny's.......................................  625,101  618,154  615,021
      Jack in the Box...............................  574,481  562,725  556,100
      Golden Corral Family Steakhouse Restaurants...  534,624  520,911  476,350
      Hardee's......................................  427,801  483,606  498,655

   The information denoted by N/A indicates that for each period presented, the tenant or group of affiliated tenants and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any lessee or restaurant chain contributing more than ten percent of the Partnership's revenues could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

   In June 1998, Long John Silver's, Inc. filed for bankruptcy and rejected the leases relating to four of its nine leases and ceased making rental payments to the Partnership on the rejected leases. The Partnership will not recognize any rental and earned income from these Properties until new tenants for these Properties are located, or until the Properties are sold and the proceeds from such sales are reinvested in additional Properties. While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, there can be no assurance that some or all of these leases will not be rejected in the future. The lost revenues resulting from the four leases that were rejected, as described above, and the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Partnership if the Partnership is not able to re-lease these properties in a timely manner. The Partnership entered into new leases, each with a new tenant, for two of the four rejected leases.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,313,041 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $42,435,559 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,156,521 shares valued at $20.00 per APF share.

                         CNL INCOME FUND XV, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          -----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.....  F-381

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998...................................................................  F-382

Condensed Statements of Partner's Capital for the Quarter Ended March
 31, 1999 and for the Year Ended December 31, 1998......................  F-383

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998...............................................................  F-384

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998..........................................................  F-385

Report of Independent Accountants.......................................  F-386

Balance Sheets as of December 31, 1998 and 1997.........................  F-387

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-388

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-389

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996...................................................................  F-390

Notes to Financial Statements for the Years Ended December 31, 1998,
 1997 and 1996..........................................................  F-391

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,155,490 and $1,080,652
 and allowance for loss on land and building of
 $280,907 in 1999 and 1998............................  $23,099,071 $23,173,909
Net investment in direct financing leases.............    7,569,232   7,589,694
Investment in joint ventures..........................    2,746,481   2,743,450
Cash and cash equivalents.............................    1,097,083   1,214,444
Receivables, less allowance for doubtful accounts of
 $849 in 1999 and 1998................................       38,803      62,465
Prepaid expenses......................................       18,459       9,627
Organization costs, less accumulated amortization of
 $10,000 and $9,549...................................          --          451
Accrued rental income.................................    1,655,430   1,565,014
                                                        ----------- -----------
                                                        $36,224,559 $36,359,054
                                                        =========== ===========

          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    32,681 $       592
Accrued and escrowed real estate taxes payable........       20,072      16,019
Distributions payable.................................      800,000     800,000
Due to related party..................................       10,561      23,337
Rents paid in advance.................................       13,304      53,206
                                                        ----------- -----------
  Total liabilities...................................      876,618     893,154
Partners' capital.....................................   35,347,941  35,465,900
                                                        ----------- -----------
                                                        $36,224,559 $36,359,054
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                             1999      1998
                                                           --------- ---------
Revenues:
  Rental income from operating leases..................... $ 594,046 $ 631,711
  Earned income from direct financing leases..............   210,162   263,229
  Interest and other income...............................    11,104    20,186
                                                           --------- ---------
                                                             815,312   915,126
                                                           --------- ---------
Expenses:
  General operating and administrative....................    40,317    31,595
  Professional services...................................     8,604     4,801
  Management fees to related party........................     8,051     8,770
  Real estate taxes.......................................     8,690       --
  State and other taxes...................................    21,191    20,143
  Depreciation and amortization...........................    75,499    62,100
  Transaction costs.......................................    32,820       --
                                                           --------- ---------
                                                             195,172   127,409
                                                           --------- ---------
Income Before Equity in Earnings of Joint Ventures........   620,140   787,717
Equity in Earnings of Joint Ventures......................    61,901    59,745
                                                           --------- ---------
Net Income................................................ $ 682,041 $ 847,462
                                                           ========= =========
Allocation of Net Income:
  General partners........................................ $   6,821 $   8,475
  Limited partners........................................   675,220   838,987
                                                           --------- ---------
                                                           $ 682,041 $ 847,462
                                                           ========= =========
Net Income Per Limited Partner Unit....................... $    0.17 $    0.21
                                                           ========= =========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................. 4,000,000 4,000,000
                                                           ========= =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   145,629  $   117,411
  Net income........................................        6,821       28,218
                                                      -----------  -----------
                                                          152,450      145,629
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   35,320,271   36,105,992
  Net income........................................      675,220    2,614,279
  Distributions ($0.20 and $0.85 per limited partner
   unit, respectively)..............................     (800,000)  (3,400,000)
                                                      -----------  -----------
                                                       35,195,491   35,320,271
                                                      -----------  -----------
Total partners' capital.............................  $35,347,941  $35,465,900
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                  Quarter Ended
                                    March 31,
                              ----------------------
                                 1999        1998
                              ----------  ----------
Increase (Decrease) in Cash
 and Cash Equivalents
  Net Cash Provided by
   Operating Activities.....  $  682,639  $  987,824
                              ----------  ----------
Cash Flows from Financing
 Activities:
  Distributions to limited
   partners.................    (800,000)   (800,000)
                              ----------  ----------
    Net cash used in
     financing activities...    (800,000)   (800,000)
                              ----------  ----------
Net Increase (Decrease) in
 Cash and Cash Equivalents..    (117,361)    187,824
Cash and Cash Equivalents at
 Beginning of Quarter.......   1,214,444   1,614,708
                              ----------  ----------
Cash and Cash Equivalents at
 End of Quarter.............  $1,097,083  $1,802,532
                              ==========  ==========
Supplemental Schedule of
 Non-Cash Financing
 Activities:
  Distributions declared and
   unpaid at end of
   quarter..................  $  800,000  $1,000,000
                              ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XV, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,733,901 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,726,950 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

3. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 1,866,951 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XV, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XV, Ltd. (a Florida Limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 27, 1999, except for
the second  paragraph of
Note 10, for which the  date
is March 11, 1999 and Note
11  for which the date is
June 3, 1999

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $23,173,909 $22,145,138
Net investment in direct financing leases..............   7,589,694   9,264,307
Investment in joint ventures...........................   2,743,450   2,561,816
Cash and cash equivalents..............................   1,214,444   1,614,708
Receivables, less allowance for doubtful accounts of
 $849 in 1998..........................................      62,465      26,888
Prepaid expenses.......................................       9,627       7,633
Organization costs, less accumulated amortization of
 $9,549 and $7,548.....................................         451       2,452
Accrued rental income..................................   1,565,014   1,422,781
                                                        ----------- -----------
                                                        $36,359,054 $37,045,723
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $       592 $     6,991
Accrued and escrowed real estate taxes payable.........      16,019       6,158
Distributions payable..................................     800,000     800,000
Due to related parties.................................      23,337       4,311
Rents paid in advance..................................      53,206       4,860
                                                        ----------- -----------
  Total liabilities....................................     893,154     822,320
Partners' capital......................................  35,465,900  36,223,403
                                                        ----------- -----------
                                                        $36,359,054 $37,045,723
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              ---------------------------------
                                                 1998        1997       1996
                                              ----------  ---------- ----------
Revenues:
  Rental income from operating leases........ $2,443,550  $2,527,261 $2,527,261
  Adjustments to accrued rental income.......   (250,631)        --         --
  Earned income from direct financing
   leases....................................    937,286   1,059,530  1,069,205
  Contingent rental income...................     41,463      25,791     23,318
  Interest and other income..................     62,819      56,183     55,964
                                              ----------  ---------- ----------
                                               3,234,487   3,668,765  3,675,748
                                              ----------  ---------- ----------
Expenses:
  General operating and administrative.......    137,794     135,714    149,388
  Professional services......................     26,208      24,526     19,881
  Management fees to related parties.........     33,990      35,321     35,126
  Real estate taxes..........................     16,797         --         --
  State and other taxes......................     27,763      29,200     30,924
  Depreciation and amortization..............    281,888     248,348    248,232
  Transaction costs..........................     23,196         --         --
                                              ----------  ---------- ----------
                                                 547,636     473,109    483,551
                                              ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Provision for Loss on Land and
 Buildings...................................  2,686,851   3,195,656  3,192,197
Equity in Earnings of Joint Ventures.........    236,553     239,249    392,862
Provision for Loss on Land and Buildings.....   (280,907)        --         --
                                              ----------  ---------- ----------
Net Income................................... $2,642,497  $3,434,905 $3,585,059
                                              ==========  ========== ==========
Allocation of Net Income:
  General partners........................... $   28,218  $   34,349 $   35,851
  Limited partners...........................  2,614,279   3,400,556  3,549,208
                                              ----------  ---------- ----------
                                              $2,642,497  $3,434,905 $3,585,059
                                              ==========  ========== ==========
Net Income Per Limited Partner Unit.......... $     0.65  $     0.85 $     0.89
                                              ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................  4,000,000   4,000,000  4,000,000
                                              ==========  ========== ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $ 46,211    $40,000,000  $ (4,085,947)  $ 4,512,175 $(4,790,000) $35,683,439
 Distributions to
  limited partners
  ($0.82 per
  limited partner
  unit).................       --            --             --     (3,280,000)          --          --    (3,280,000)
 Net income.............       --         35,851            --            --      3,549,208         --     3,585,059
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000        82,062     40,000,000    (7,365,947)    8,061,383  (4,790,000)  35,988,498
 Distributions to
  limited partners
  ($0.80 per
  limited partner
  unit).................       --            --             --     (3,200,000)          --          --    (3,200,000)
 Net income.............       --         34,349            --            --      3,400,556         --     3,434,905
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       116,411     40,000,000   (10,565,947)   11,461,939  (4,790,000)  36,223,403
 Distributions to
  limited partners
  ($0.85 per
  limited partner
  unit).................       --            --             --     (3,400,000)          --          --    (3,400,000)
 Net income.............       --         28,218            --            --      2,614,279         --     2,642,497
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $144,629    $40,000,000  $(13,965,947)  $14,076,218 $(4,790,000) $35,465,900
                            ======      ========    ===========  ============   =========== ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,143,119  $ 3,228,741  $ 3,378,973
 Distributions from joint ventures......      271,075      249,318      259,407
 Cash paid for expenses.................     (252,042)    (218,106)    (246,748)
 Interest received......................       54,576       46,642       43,050
                                          -----------  -----------  -----------
 Net cash provided by operating
  activities............................    3,216,728    3,306,595    3,434,682
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
 Investment in joint ventures...........     (216,992)         --      (129,939)
 Return of capital from joint venture...          --        51,950          --
                                          -----------  -----------  -----------
 Net cash provided by (used in)
  investing activities..................     (216,992)      51,950     (129,939)
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
 Distributions to limited partners......   (3,400,000)  (3,280,000)  (3,200,000)
                                          -----------  -----------  -----------
 Net cash used in financing activities..   (3,400,000)  (3,280,000)  (3,200,000)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................     (400,264)      78,545      104,743
Cash and Cash Equivalents at Beginning
 of Year................................    1,614,708    1,536,163    1,431,420
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,214,444  $ 1,614,708  $ 1,536,163
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 2,642,497  $ 3,434,905  $ 3,585,059
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      279,051      245,563      245,563
 Amortization...........................        2,837        2,785        2,669
 Equity in earnings of joint ventures,
  net of distributions..................       34,522       10,069     (133,455)
 Provision for loss on land and
  buildings.............................      280,907          --           --
 Decrease (increase) in receivables.....      (33,427)       3,288       58,013
 Decrease in net investment in direct
  financing leases......................       85,884       87,508       77,834
 Increase in prepaid expenses...........       (1,994)        (584)      (4,234)
 Increase in accrued rental income......     (142,233)    (431,079)    (431,654)
 Increase in accounts payable and
  accrued expenses......................        3,462        1,515        1,972
 Increase (decrease) in due to related
  parties...............................       16,876        2,956       (6,880)
 Increase (decrease) in rents paid in
  advance...............................       48,346      (50,331)      39,795
                                          -----------  -----------  -----------
  Total adjustments.....................      574,231     (128,310)    (150,377)
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,216,728  $ 3,306,595  $ 3,434,682
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
Distributions declared and unpaid at
 December 31............................  $   800,000  $   800,000  $   880,000
                                          ===========  ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that change could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                         CNL INCOME FUND XV, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its interests in Wood-Ridge Real Estate Joint Venture and properties in Clinton, North Carolina and Fort Myers, Florida, held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs were amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases are classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, generally the tenant pays all property taxes and

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                   1998         1997
                                -----------  -----------
      Land....................  $15,579,852  $15,579,852
      Buildings...............    8,955,616    7,366,887
                                -----------  -----------
                                 24,535,468   22,946,739
      Less accumulated
       depreciation...........   (1,080,652)    (801,601)
                                -----------  -----------
                                 23,454,816   22,145,138
      Less allowance for loss
       on land and buildings..     (280,907)         --
                                -----------  -----------
                                $23,173,909  $22,145,138
                                ===========  ===========

   During the year ended December 31, 1998, the Partnership established an allowance for loss on land and buildings of $280,907 for financial reporting purposes relating to two of the four Long John Silver's properties whose leases were rejected by the tenant as a result of the tenant filing for bankruptcy. The loss represents the difference between the carrying value of the properties at December 31, 1998 and the current estimated net realizable value for these properties.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997 and 1996, the Partnership recognized $142,233 (net of $250,631 in write-offs), $431,079, and $431,654, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,079,263
      2000..........................................................   2,205,272
      2001..........................................................   2,208,745
      2002..........................................................   2,239,958
      2003..........................................................   2,255,872
      Thereafter....................................................  24,476,132
                                                                     -----------
                                                                     $35,465,242
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                        1998          1997
                                                    ------------  ------------
      Minimum lease payments receivable............ $ 15,275,632  $ 19,905,444
      Estimated residual values....................    2,460,656     2,873,859
      Less unearned income.........................  (10,146,594)  (13,514,996)
                                                    ------------  ------------
      Net investment in direct financing leases.... $  7,589,694  $  9,264,307
                                                    ============  ============

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

      1999.......................................................... $   922,497
      2000..........................................................     925,241
      2001..........................................................     930,728
      2002..........................................................     953,085
      2003..........................................................     958,440
      Thereafter....................................................  10,585,641
                                                                     -----------
                                                                     $15,275,632
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   During the year ended December 31, 1998, four of the eight leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

5. Investment in Joint Ventures:

   The Partnership has a 50 percent interest in the profits and losses of Wood-Ridge Real Estate Joint Venture. The remaining interest in this joint venture is held by an affiliate of the Partnership which has the same general partners. The Partnership also has a 16 percent interest in a Property in Clinton, North Carolina, with affiliates of the Partnership that has the same general partners, as tenants-in-common. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In January 1997, Wood-Ridge Real Estate Joint Venture reinvested $502,598, of the net sales proceeds from the sale of two properties during 1996 in one property. As of December 31, 1998, the Partnership had received approximately $52,000, representing its pro-rata share of the uninvested net sales proceeds. As of December 31, 1998, the Partnership owned a 50 percent interest in the profits and losses of the joint venture.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In June 1998, the Partnership acquired a property in Fort Myers, Florida, with an affiliate of the general partners as tenants-in-common. In connection therewith, the Partnership contributed an amount to acquire a 15 percent interest in such property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   Wood-Ridge Real Estate Joint Venture owns and leases six properties to operators of national fast-food or family-style restaurants. The Partnership and affiliates, as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants.

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures at December 31:

                                                           1998       1997
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $6,063,237 $5,563,722
      Net investment in direct financing lease.........    826,780        --
      Cash.............................................     87,245     10,890
      Receivables......................................      1,677      5,923
      Accrued rental income............................     96,768     74,001
      Other assets.....................................        857      1,078
      Liabilities......................................     69,285     18,195
      Partners' capital................................  7,007,279  5,637,419
      Revenues.........................................    705,002    650,354
      Net income.......................................    579,480    522,611

   The Partnership recognized income totalling $236,553, $239,249 and $392,862 for the years ended December 31, 1998, 1997 and 1996, respectively, from these entities.

6. Allocations and Distributions:

   Generally, all net income and losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners shall be subordinated to receipt by the limited partners of an aggregate, eight percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net sales proceeds from the sales of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 8% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from a sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

partners with positive balances in their capital accounts, and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997 and 1996, the Partnership declared distributions to the limited partners of $3,400,000, $3,200,000 and $3,280,000, respectively. No distributions have been made to the general partners to date.

7. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
      Net income for financial reporting
       purposes............................  $2,642,497  $3,434,905  $3,585,059
      Depreciation for tax reporting
       purposes in excess of depreciation
       for financial reporting purposes....    (126,518)   (160,007)   (160,007)
      Direct financing leases recorded as
       operating leases for tax reporting
       purposes............................      85,884      87,508      77,834
      Allowance for loss on land and
       buildings...........................     280,907         --          --
      Equity in earnings of joint ventures
       for tax reporting purposes in excess
       of (less than) equity in earnings of
       joint ventures for financial
       reporting purposes..................      33,872      23,823    (158,836)
      Accrued rental income................    (142,233)   (431,079)   (431,654)
      Rents paid in advance................      48,346     (50,331)     39,795
      Capitalization of transaction costs
       for tax reporting purposes..........      23,196         --          --
      Other................................       1,686        (670)      2,127
                                             ----------  ----------  ----------
      Net income for federal income tax
       purposes............................  $2,847,637  $2,904,149  $2,954,318
                                             ==========  ==========  ==========

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliate shall determine. The Partnership incurred management fees of $33,990, $35,321 and $35,126 for the years ended December 31, 1998, 1997 and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 8% Preferred Return, plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997 and 1996, the Affiliate of the general partners provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $92,573, $78,051 and $87,265 for the years ended December 31, 1998, 1997 and 1996, respectively, for such services.

   The due to related parties at December 31, 1998 and 1997, totalled $23,337 and $4,311, respectively.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Checkers Drive-In Restaurants, Inc. .......... $719,308 $716,905 $723,558
      Golden Corral Corporation.....................  595,343  582,600  531,775
      Flagstar Enterprises, Inc. (and Quincy's
       Restaurants, Inc. for the years ended
       December 31, 1997
       and 1996)....................................  541,527  635,413  638,042
      Long John Silver's, Inc.......................  510,187  710,325  714,804
      Foodmaker, Inc................................  417,426  417,426  417,426

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Checkers Drive-In Restaurants................. $719,308 $716,905 $723,558
      Golden Corral Family Steakhouse Restaurants...  595,343  582,600  531,775
      Long John Silver's............................  573,104  773,265  777,743
      Hardee's......................................  541,527  543,889  546,037
      Jack in the Box...............................  417,426  417,426  417,426

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

   In June 1998, the tenant of eight of the Long John Silver's Properties filed for bankruptcy and rejected the leases relating to four Properties. The rental income relating to these Properties will terminate until new tenants or buyers for the Properties are located. While Long John Silver's, Inc. has not rejected or affirmed the remaining four leases, there can be no assurance that some of all of the leases will not be rejected in the future. The lost revenues resulting from the four leases that were rejected, as described above, and the possible rejection of the remaining four leases could have an adverse effect on the results of operations of the Partnership if the Partnership is unable to re-lease these Properties in a timely manner.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

10. Subsequent Events:

   In January 1999, a Boston Market tenant rejected its lease and ceased making rental payments related to this lease.

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,733,901 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,726,950 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

11. APF Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 10 being adjusted to 1,866,951 shares valued at $20.00 per APF share.

                         CNL INCOME FUND XVI, LTD.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......  F-401
Condensed Statements of Income for the Quarters Ended March 31, 1999
 and 1998................................................................  F-402
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................  F-403
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998................................................................  F-404
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................  F-405
Report of Independent Accountants........................................  F-407
Balance Sheets as of December 31, 1998 and 1997..........................  F-408
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-409
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-410
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-411
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-412

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,085,596 and $1,942,192
 and allowance for loss on building of $266,257 in
 1999 and 1998........................................  $30,852,599 $ 30,215,549
Net investment in direct financing leases.............    4,570,303    5,361,848
Investment in joint ventures..........................    1,647,270    1,504,465
Cash and cash equivalents.............................    1,405,552    1,603,589
Receivables, less allowance for doubtful accounts of
 $111,931 and $89,822.................................       31,749       63,214
Prepaid expenses......................................       15,748       13,745
Organization costs, less accumulated amortization of
 $10,000 and $8,550...................................          --         1,450
Accrued rental income.................................    1,510,250    1,424,781
                                                        ----------- ------------
                                                        $40,033,471 $ 40,188,641
                                                        =========== ============
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    31,275 $      1,816
Accrued and escrowed real estate taxes payable........       23,462        7,163
Distributions payable.................................      900,000      900,000
Due to related party..................................       10,797       26,476
Rents paid in advance and deposits....................       70,617       61,262
                                                        ----------- ------------
    Total liabilities.................................    1,036,151      996,717
Commitment (Note 4)
Partners' capital.....................................   38,997,320   39,191,924
                                                        ----------- ------------
                                                        $40,033,471 $ 40,188,641
                                                        =========== ============

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                           -------------------
                                                             1999      1998
                                                           --------- ---------
Revenues:
  Rental income from operating leases..................... $ 798,369 $ 888,095
  Earned income from direct financing leases..............   133,545   175,047
  Interest and other income...............................    19,953    14,761
                                                           --------- ---------
                                                             951,867 1,077,903
                                                           --------- ---------
Expenses:
  General operating and administrative....................    47,619    33,021
  Professional services...................................     9,327     9,440
  Management fees to related party........................     9,001     9,963
  Real estate taxes.......................................    17,153       --
  State and other taxes...................................    23,165    19,302
  Depreciation and amortization...........................   144,854   140,916
  Transaction costs.......................................    33,158       --
                                                           --------- ---------
                                                             284,277   212,642
                                                           --------- ---------
Income Before Equity in Earnings of Joint Ventures........   667,590   865,261
Equity in Earnings of Joint Ventures......................    37,806    31,434
                                                           --------- ---------
Net Income................................................ $ 705,396 $ 896,695
                                                           ========= =========
Allocation of Net Income:
  General partners........................................ $   7,054 $   8,967
  Limited partners........................................   698,342   887,728
                                                           --------- ---------
                                                           $ 705,396 $ 896,695
                                                           ========= =========
Net Income Per Limited Partner Unit....................... $    0.16 $    0.20
                                                           ========= =========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................. 4,500,000 4,500,000
                                                           ========= =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                    Quarter Ended  Year Ended
                                                      March 31,   December 31,
                                                    ------------- ------------
                                                        1999          1998
                                                    ------------- ------------
General partners:
  Beginning balance................................  $   131,300  $    99,615
  Net income.......................................        7,054       31,685
                                                     -----------  -----------
                                                         138,354      131,300
                                                     -----------  -----------
Limited partners:
  Beginning balance................................   39,060,624   39,805,311
  Net income.......................................      698,342    2,945,313
Distributions ($0.20 and $0.82 per limited partner
 unit, respectively)...............................     (900,000)  (3,690,000)
                                                     -----------  -----------
                                                      38,858,966   39,060,624
                                                     -----------  -----------
Total partners' capital............................  $38,997,320  $39,191,924
                                                     ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                             Quarter Ended
                                                               March 31,
                                                         ----------------------
                                                            1999        1998
                                                         ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
 Net Cash Provided by Operating Activities.............  $  847,198  $1,091,044
                                                         ----------  ----------
 Cash Flows from Investing Activities:
  Investment in joint ventures.........................    (145,235)   (607,896)
  Decrease in restricted cash..........................         --      610,410
                                                         ----------  ----------
    Net cash provided by (used in) investing
     activities........................................    (145,235)      2,514
                                                         ----------  ----------
 Cash Flows from Financing Activities:
  Distributions to limited partners....................    (900,000)   (900,000)
                                                         ----------  ----------
    Net cash used in financing activities..............    (900,000)   (900,000)
                                                         ----------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents...    (198,037)    193,558
Cash and Cash Equivalents at Beginning of Quarter......   1,603,589   1,673,869
                                                         ----------  ----------
Cash and Cash Equivalents at End of Quarter............  $1,405,552  $1,867,427
                                                         ==========  ==========
Supplemental Schedule of Non-Cash Financing Activities:
 Distributions declared and unpaid at end of quarter...  $  900,000  $  990,000
                                                         ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XVI, Ltd. (the "Partnership") for the year ended December 31, 1998.

   Effective January 1, 1999, the Partnership adopted Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities." The Statement requires that an entity expense the costs of start-up activities and organization costs as they are incurred. Adoption of this statement did not have a material effect on the Partnership's financial position or results of operations.

2. Investment in Direct Financing Leases:

   During the quarter ended March 31, 1999, a tenant, L.C. West, L.L.C. terminated its lease and ceased making rental payments to the Partnership due to financial difficulties the tenant experienced. As a result, the Partnership reclassified the asset from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the Partnership recorded the reclassified asset at the lower of original cost, present fair value, or present carrying amount. No loss on termination of direct financing leases was recorded for financial reporting purposes.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,320,947 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $42,519,005 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

the transaction. If the limited partners at the special meeting approve the Merger, APF will own the Properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were recently filed, it is premature to further comment on the lawsuit at this time.

4. Commitment:

   In February 1999, the Partnership entered into a new lease for the property in Las Vegas, Nevada, with a new tenant to operate the property as a Big Boy restaurant. In connection therewith, the Partnership has agreed to pay up to $150,000 in renovation costs, none of which were incurred as of March 31, 1999.

5. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 2,160,474 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XVI, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partner's capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XVI, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 26, 1999, except for Note 11

 for which the date is March 11, 1999 and

 Note 12 for which the date is June 3, 1999

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building.............................................. $30,215,549 $30,658,994
Net investment in direct financing leases..............   5,361,848   5,968,812
Investment in joint ventures...........................   1,504,465     771,684
Cash and cash equivalents..............................   1,603,589   1,673,869
Restricted cash........................................         --      627,899
Receivables, less allowance for doubtful accounts of
 $89,822 and $879......................................      63,214      31,946
Prepaid expenses.......................................      13,745       9,293
Organization costs, less accumulated amortization of
 $8,550 and $6,550.....................................       1,450       3,450
Accrued rental income..................................   1,424,781   1,192,373
                                                        ----------- -----------
                                                        $40,188,641 $40,938,320
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Acquisition and construction costs payable............. $       --  $    53,278
Accounts payable.......................................       1,816       2,707
Accrued and escrowed real estate taxes payable.........       7,163       4,353
Distributions payable..................................     900,000     900,000
Due to related parties.................................      26,476       3,351
Rents paid in advance and deposits.....................      61,262      69,705
                                                        ----------- -----------
Total liabilities......................................     996,717   1,033,394
Partners' capital......................................  39,191,924  39,904,926
                                                        ----------- -----------
                                                        $40,188,641 $40,938,320
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ---------------------------------
                                                1998        1997       1996
                                             ----------  ---------- ----------
Revenues:
  Rental income from operating leases....... $3,446,902  $3,562,920 $3,571,244
  Adjustments to accrued rental income......   (184,368)        --         --
  Earned income from direct financing
   leases...................................    601,587     703,149    726,314
  Contingent rental income..................     35,860      35,604     37,600
  Interest income...........................     60,199      73,634     75,160
  Other income..............................      1,574       7,180      8,232
                                             ----------  ---------- ----------
                                              3,961,754   4,382,487  4,418,550
                                             ----------  ---------- ----------
Expenses:
  General operating and administrative......    158,519     186,934    183,734
  Professional services.....................     40,471      25,352     26,569
  Management fees to related parties........     38,570      40,087     39,206
  Real estate taxes.........................      9,060         --         --
  State and other taxes.....................     19,398      20,559     12,369
  Loss on termination of direct financing
   lease....................................      4,471         --         --
  Depreciation and amortization.............    555,360     563,883    552,447
  Transaction costs.........................     24,652         --         --
                                             ----------  ---------- ----------
                                                850,501     836,815    814,325
                                             ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Sale of Land and
 Buildings, and Provision for Loss on
 Building...................................  3,111,253   3,545,672  3,604,225
Equity in Earnings of Joint Ventures........    132,002      73,507     19,668
Gain on Sale of Land and Buildings..........        --       41,148    124,305
Provision for Loss on Building..............   (266,257)        --         --
                                             ----------  ---------- ----------
Net Income.................................. $2,976,998  $3,660,327 $3,748,198
                                             ==========  ========== ==========
Allocation of Net Income:
  General partners.......................... $   31,685  $   36,192 $   36,239
  Limited partners..........................  2,945,313   3,624,135  3,711,959
                                             ----------  ---------- ----------
                                             $2,976,998  $3,660,327 $3,748,198
                                             ==========  ========== ==========
Net Income Per Limited Partner Unit......... $     0.65  $     0.81 $     0.82
                                             ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,500,000   4,500,000  4,500,000
                                             ==========  ========== ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $ 1,000     $ 26,184    $45,000,000  $ (2,589,266)  $ 2,592,234 $(5,390,000) $39,640,152
 Distributions to
  limited
  partners ($0.79 per
  limited partner
  unit).................        --           --             --     (3,543,751)          --          --    (3,543,751)
 Net income.............        --        36,239            --            --      3,711,959         --     3,748,198
                            -------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       62,423     45,000,000    (6,133,017)    6,304,193  (5,390,000)  39,844,599
 Distributions to
  limited
  partners ($0.80 per
  limited partner
  unit).................        --           --             --     (3,600,000)          --          --    (3,600,000)
 Net income.............        --        36,192            --            --      3,624,135         --     3,660,327
                            -------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................      1,000       98,615     45,000,000    (9,733,017)    9,928,328  (5,390,000)  39,904,926
 Distributions to
  limited
  partners ($0.82 per
  limited partner
  unit).................        --           --             --     (3,690,000)          --          --    (3,690,000)
 Net income.............        --        31,685            --            --      2,945,313         --     2,976,998
                            -------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $ 1,000     $130,300    $45,000,000  $(13,423,017)  $12,873,641 $(5,390,000) $39,191,924
                            =======     ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,675,430  $ 3,881,005  $ 4,007,432
 Distributions from joint venture.......      143,279       76,212       20,279
 Cash paid for expenses.................     (273,929)    (231,712)    (349,145)
 Interest received......................       78,914       54,919       75,160
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    3,623,694    3,780,424    3,753,726
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  buildings.............................          --       610,384      775,000
 Reimbursement of construction costs
  from developer........................      161,648          --           --
 Additions to land and buildings on
  operating leases......................       (3,545)     (23,501)  (2,355,627)
 Investment in direct financing leases..      (28,403)     (29,257)    (405,937)
 Investment in joint ventures...........     (744,058)         --      (775,000)
 Decrease (increase) in restricted
  cash..................................      610,384     (610,384)         --
                                          -----------  -----------  -----------
  Net cash used in investing
   activities...........................       (3,974)     (52,758)  (2,761,564)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Reimbursement of acquisition costs paid
  by related parties on behalf of the
  Partnership...........................          --           --        (2,494)
 Distributions to limited partners......   (3,690,000)  (3,600,000)  (3,431,251)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,690,000)  (3,600,000)  (3,433,745)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      (70,280)     127,666   (2,441,583)
Cash and Cash Equivalents at Beginning
 of Year................................    1,673,869    1,546,203    3,987,786
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,603,589  $ 1,673,869  $ 1,546,203
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 2,976,998  $ 3,660,327  $ 3,748,198
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Loss on termination of direct financing
  lease.................................        4,471          --           --
 Depreciation...........................      553,360      561,883      550,447
 Amortization...........................        2,000        2,000        2,000
 Equity in earnings of joint ventures,
  net of distributions..................       11,277        2,705          611
 Gain on sale of land and buildings.....          --       (41,148)    (124,305)
 Provision for loss on building.........      266,257          --           --
 Decrease (increase) in receivables.....      (13,753)      26,633       58,396
 Decrease in net investment in direct
  financing leases......................       43,343       37,684       29,269
 Increase in prepaid expenses...........       (4,452)        (119)      (8,514)
 Increase in accrued rental income......     (232,408)    (444,650)    (468,201)
 Increase in accounts payable and
  accrued expenses......................        1,919        1,455          517
 Increase (decrease) in due to related
  parties, excluding reimbursement of
  acquisition costs paid on behalf of
  the Partnership.......................       23,125        1,059      (76,259)
 Increase (decrease) in rents paid in
  advance and deposits..................       (8,443)     (27,405)      41,567
                                          -----------  -----------  -----------
   Total adjustments....................      646,696      120,097        5,528
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,623,694  $ 3,780,424  $ 3,753,726
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Related parties paid certain
  acquisition costs on behalf of the
  Partnership as follows:                 $       --   $       --   $     9,356
                                          ===========  ===========  ===========
 Land and building under operating lease
  exchanged for land and building under
  operating lease.......................  $   779,181  $       --   $       --
                                          ===========  ===========  ===========
 Land and building under direct
  financing lease exchanged for land and
  building under direct financing
  lease.................................  $   761,334  $       --   $       --
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   900,000  $   900,000  $   900,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XVI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                        CNL INCOME FUND XVI, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Columbus Joint Venture and the properties in Corpus Christi, Texas and Memphis, Tennessee, each of which is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs- Organization costs are being amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of some of the leases are operating leases. All leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Land............................................ $15,378,217  $15,259,455
      Buildings.......................................  17,045,781   16,836,982
                                                       -----------  -----------
                                                        32,423,998   32,096,437
      Less accumulated depreciation...................  (1,942,192)  (1,437,443)
                                                       -----------  -----------
                                                        30,481,806   30,658,994
      Less allowance for loss on building.............    (266,257)         --
                                                       -----------  -----------
                                                       $30,215,549  $30,658,994
                                                       ===========  ===========

   In March 1997, the Partnership sold its property in Oviedo, Florida, for $620,000 and received net sales proceeds of $610,384, resulting in a gain of $41,148 for financial reporting purposes. This property was originally acquired by the Partnership in November 1994 and had a cost of approximately $509,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $100,700 in excess of its original purchase price.

   In May 1998, the tenant of the property in Madison, Tennessee exercised its option under the terms of its lease agreement, to exchange one existing property with a replacement property. In conjunction therewith, the Partnership exchanged the Boston Market property in Madison, Tennessee for a Boston Market property in Lawrence, Kansas. The lease for the property in Madison, Tennessee was amended to allow the property in Lawrence, Kansas to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Lawrence, Kansas at the net book value of the property in Madison, Tennessee. No gain or loss was recognized due to this being accounted for as a monetary exchange of similar assets.

   During the year ended December 31, 1998, the Partnership recorded a provision for loss on building of $266,257, relating to the Long John Silver's property located in Celina, Ohio. The tenant of this Property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the property at December 31, 1998, and the current estimate of net realizable value for this property.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997 and 1996, the Partnership recognized $232,408 (net of $184,368 in write-offs), $444,650, and $468,201, respectively, of such rental income.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,903,108
      2000..........................................................   3,029,386
      2001..........................................................   3,085,219
      2002..........................................................   3,102,234
      2003..........................................................   3,110,316
      Thereafter....................................................  31,971,152
                                                                     -----------
                                                                     $47,201,415
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Minimum lease payments receivable............... $11,674,487  $13,526,299
      Estimated residual values.......................   1,710,925    1,932,560
      Less unearned income............................  (8,023,564)  (9,490,047)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 5,361,848  $ 5,968,812
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

      1999.......................................................... $   684,769
      2000..........................................................     692,689
      2001..........................................................     695,755
      2002..........................................................     701,765
      2003..........................................................     706,248
      Thereafter....................................................   8,193,261
                                                                     -----------
                                                                     $11,674,487
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   In June 1998, the tenant of the property in Chattanooga, Tennessee exercised its option under the terms of its lease agreement, to exchange one existing property with a replacement property. In conjunction therewith, the Partnership exchanged the Boston Market property in Chattanooga, Tennessee for a Boston Market property in Indianapolis, Indiana. The lease for the property in Chattanooga, Tennessee was amended to allow the property in Indianapolis, Indiana to continue under the terms of the original lease. All closing costs were paid

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Indianapolis, Indiana at the net book value of the property in Chattanooga, Tennessee. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

   During the year ended December 31, 1998, one of the Partnership's leases with Long John Silver's, Inc. was rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified the asset from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the Partnership recorded the reclassified asset at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on the termination of a direct financing lease of $4,471 for financial reporting purposes.

5. Investment in Joint Ventures:

   The Partnership owns a property in Fayetteville, North Carolina, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. As of December 31, 1998, the Partnership owned an 80.44% interest in this property.

   In January 1998, the Partnership acquired a 40.42% interest in an IHOP property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In August 1998, the Partnership entered into a joint venture arrangement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of December 31, 1998, the Partnership had contributed approximately $134,500, to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute additional amounts to the joint venture relating to $182,900 in additional construction costs to the joint venture. As of December 31, 1998, the Partnership owned a 32.35% interest in this joint venture. When funding is completed, the Partnership expects to have an approximate 32 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with affiliates.

   Columbus Joint Venture and the Partnership and affiliates, as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to operators of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint venture and the properties held as tenants-in-common with affiliates at December 31:

                                                             1998      1997
                                                          ---------- --------
      Land and buildings on operating lease, less
       accumulated depreciation.......................... $3,274,577 $941,142
      Cash...............................................      4,825    8,190
      Prepaid expenses...................................        197       29
      Accrued rental income..............................     56,105   20,171
      Liabilities........................................    477,951    8,163
      Partners' capital..................................  2,857,753  961,369
      Revenues...........................................    284,333  112,744
      Net income.........................................    235,485   91,575

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The Partnership recognized income totalling $132,002, $73,507, and $19,668 for the years ended December 31, 1998, 1997, and 1996, respectively, from this joint venture and the properties held as tenants-in-common with affiliates.

6.  Restricted Cash:

   As of December 31, 1997, the net sales proceeds of $610,384 from the sale of the property in Oviedo, Florida, plus accrued interest of $17,515, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In January 1998, the funds were released from escrow and the Partnership acquired a 40.42% interest in an IHOP property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners (see Note 5).

7. Allocations and Distributions:

   Generally, net income and losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners shall be subordinated to receipt by the limited partners of an aggregate, eight percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 8% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property, not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a sale of properties in liquidation of the Partnership, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,690,000, $3,600,000, and $3,543,751, respectively. No distributions have been made to the general partners to date.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
      Net income for financial reporting
       purposes............................ $2,976,998  $3,660,327  $3,748,198
      Depreciation for tax reporting
       purposes less than (in excess of)
       depreciation for financial reporting
       purposes............................        809       3,576      (1,943)
      Allowance for loss on building.......    266,257         --          --
      Direct financing leases recorded as
       operating leases for tax reporting
       purposes............................     43,343      37,684      29,269
      Loss on termination of direct
       financing leases....................      4,471         --          --
      Equity in earnings of joint ventures
       for financial reporting purposes in
       excess of equity in earnings of
       joint ventures for tax reporting
       purposes............................    (11,217)       (477)     (1,330)
      Gain on sale of land and buildings
       for financial reporting purposes
       less than (in excess of) gain for
       tax reporting purposes..............        --       23,764    (124,305)
      Allowance for doubtful accounts......     88,943      (8,996)      6,913
      Accrued rental income................   (232,408)   (444,650)   (468,201)
      Rents paid in advance................     (8,443)    (27,405)     47,221
      Capitalization of transaction costs
       for tax reporting purposes..........     24,652         --          --
      Other................................        212         --        4,008
                                            ----------  ----------  ----------
      Net income for federal income tax
       purposes............................ $3,153,617  $3,243,823  $3,239,830
                                            ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director, and vice chairman of the board of directors of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliate shall

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

determine. The Partnership incurred management fees of $38,570, $40,087, and $39,206 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate Limited Partners' 8% Return, plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $102,840, $89,270, and $118,677 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1996, the Partnership acquired one property from an affiliate of the general partners, for a purchase price of $775,000. The property is being held as tenants-in-common, with another affiliate of the general partners. The affiliate had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by the affiliate to acquire the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997 totalled $26,476 and $3,351, respectively.

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental income from the joint venture and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                  1998       1997       1996
                                               ---------- ---------- ----------
      DenAmerica Corp......................... $1,164,160 $1,046,845 $1,051,328
      Golden Corral Corporation...............    971,344    979,009    954,476
      Foodmaker, Inc..........................    558,466    556,610    556,610

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental income from the joint venture and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                 1998       1997       1996
                                              ---------- ---------- ----------
      Denny's................................ $1,164,160 $1,164,928 $1,163,621
      Golden Corral Family Steakhouse
       Restaurants...........................    971,344    979,009    954,476
      Jack in the Box........................    558,466    556,610    556,610
      Boston Market..........................    467,043    329,300    260,756

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

   In October 1998, Finest Foodservice, L.L.C. and Boston Chicken, Inc., the tenants of four Boston Market properties filed for bankruptcy and rejected the leases relating to two properties. The Partnership will not recognize any rental and earned income from these properties until new tenants for the properties are located, or until the properties are sold and the proceeds from such sales are reinvested in additional properties. While the tenants have not rejected or affirmed the remaining two leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the two leases that were rejected, as described above, and the possible rejection of the remaining two leases could have an adverse effect on the results of operations of the Partnership if the Partnership is not able to re-lease these properties in a timely manner.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,320,947 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $42,519,005 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,160,474 shares valued at $20.00 per APF share.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               INDEX TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

Unaudited Pro Forma Balance Sheet--As of March 31, 1999.................  F-423
Unaudited Pro Forma Statement of Earnings--For the Quarter Ended March
 31, 1999...............................................................  F-424

Unaudited Pro Forma Statement of Earnings--For the Year Ended December
 31, 1998...............................................................  F-426

Unaudited Pro Forma Statement of Cash Flows--For the Quarter Ended March
 31, 1999...............................................................  F-428

Unaudited Pro Forma Statement of Cash Flows--For the Year Ended December
 31, 1998...............................................................  F-430

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements.............................................................  F-432

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Funds (the acquisition of the Income Funds is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Funds, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Income Funds, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

                    CNL AMERICAN PROPERTIES FUND, INC.

                    UNAUDITED PRO FORMA BALANCE SHEET

                             as of March 31, 1999

                                   Property                                   Historical
                                 Acquisition                                     CNL        Historical    Combining
                    Historical    Pro Forma                     Historical    Financial    CNL Financial  Pro Forma
                       APF       Adjustments        Subtotal      Advisor   Services, Inc.     Corp.     Adjustments
                   ------------  ------------     ------------  ----------- -------------- ------------- ------------
     ASSETS
Land and
Buildings on
operating leases,
net..............  $475,787,661  $ 58,749,637(A)  $534,537,298          --           --             --            --
Net Investment in
Direct Financing
Leases...........   123,270,117           --       123,270,117          --           --             --            --
Mortgages and
Notes
Receivable.......    41,269,740           --        41,269,740          --           --     247,896,287           --
Other
Investments......    16,199,792           --        16,199,792          --           --       6,353,482           --
Investment In
Joint Ventures...     1,083,564           --         1,083,564          --           --             --            --
Cash and Cash
Equivalents......    37,803,397   (25,093,119)(A)   12,710,278      591,712      552,415      5,749,931    (1,965,276)(B1)

Receivables/Due
From Related
Parties..........       548,862           --           548,862    7,141,967    5,457,493      1,969,339      (148,629)(C)
Accrued Rental
Income...........     5,007,334           --         5,007,334          --           --             --
Other Assets.....     7,723,678           --         7,723,678      490,141      298,498      2,731,394    40,536,957 (B1)
                                                                                                           (2,792,876)(B1)
                   ------------  ------------     ------------  -----------   ----------   ------------  ------------
 Total Assets....  $708,694,145  $ 33,656,518     $742,350,663  $ 8,223,820   $6,308,406   $264,700,433  $ 35,630,176
                   ============  ============     ============  ===========   ==========   ============  ============
 LIABILITIES AND
     EQUITY
Accounts Payable
and accrued
liabilities......  $  3,464,190           --      $  3,464,190  $   576,531   $  304,375   $  1,613,959           --
Accrued
Construction
Costs Payable....    10,172,169           --        10,172,169          --           --             --            --
Distributions
Payable..........             0           --                 0      119,808          --             --            --
Due to Related
Parties..........       148,629           --           148,629          --       563,724     31,310,681      (148,629)(C)
Income Tax
Payable..........             0           --                 0          --           --         271,741      (271,741)(D)
Line of
Credit/Notes
payable..........    34,150,000    33,656,518 (A)   67,806,518      386,229          --     226,937,481           --
Deferred Income..     2,052,530           --         2,052,530          --           --             --            --
Rents Paid in
Advance..........     1,340,636           --         1,340,636          --           --             --            --
Minority
Interest.........       280,970           --           280,970          --           --             --            --
Common Stock.....       373,483           --           373,483          --           --             --         61,500 (B1)
Common Stock--
Class A..........           --            --               --         6,400        2,000            200        (8,600)(B1)
Common Stock--
Class B..........           --            --               --         3,600          724            501        (4,825)(B1)
Additional Paid-
in-Capital.......   670,005,177           --       670,005,177    4,617,047    5,303,503      3,937,095   122,938,500 (B1)
                                                                                                          (13,857,645)(B1)
Accumulated
distributions in
excess of net
earnings.........   (13,293,639)          --       (13,293,639)   2,514,205      134,080        628,775    (3,277,060)(B1)
                                                                                                          (70,073,065)(B1)
                                                                                                              271,741 (B1)
Partners
Capital..........           --            --               --           --           --             --            --
                   ------------  ------------     ------------  -----------   ----------   ------------  ------------
 Total
 Liabilities and
 Equity..........  $708,694,145  $ 33,656,518     $742,350,663  $ 8,223,820   $6,308,406   $264,700,433  $ 35,630,176
                   ============  ============     ============  ===========   ==========   ============  ============
                                     Historical     Merger
                      Combined         Income     Pro Forma           Adjusted
                         APF           Funds     Adjustments         Pro Forma
                   ---------------- ------------ ----------------- ---------------
     ASSETS
Land and
Buildings on
operating leases,
net..............  $   534,537,298  $283,660,209 $ 90,953,669 (B2)  $ 909,151,176
Net Investment in
Direct Financing
Leases...........      123,270,117    81,122,373   23,206,625 (B2)    227,599,115
Mortgages and
Notes
Receivable.......      289,166,027     4,414,245          --          293,580,272
Other
Investments......       22,553,274           --           --           22,553,274
Investment In
Joint Ventures...        1,083,564    50,891,342   16,083,265 (B2)     68,058,171
Cash and Cash
Equivalents......       17,639,060    20,355,156   (8,737,724)(B2)     22,958,492
                                                   (6,298,000)(B2)
Receivables/Due
From Related
Parties..........       14,969,032       621,342   (1,042,835)(E)      14,547,539
Accrued Rental
Income...........        5,007,334    18,227,192  (18,227,192)(B2)      5,007,334
Other Assets.....                        775,385     (775,385)(B2)
                        48,987,792                                     48,987,792
                   ---------------- ------------ ----------------- ---------------
 Total Assets....  $ 1,057,213,498  $460,067,244 $ 95,162,423      $1,612,443,165
                   ================ ============ ================= ===============
 LIABILITIES AND
     EQUITY
Accounts Payable
and accrued
liabilities......  $     5,959,055  $    860,632          --       $    6,819,687
Accrued
Construction
Costs Payable....       10,172,169           --           --           10,172,169
Distributions
Payable..........          119,808    11,629,504          --           11,749,312
Due to Related
Parties..........       31,874,405     1,042,835   (1,042,835)(E)      31,874,405
Income Tax
Payable..........              --            --           --                  --
Line of
Credit/Notes
payable..........      295,130,228           --           --          295,130,228
Deferred Income..        2,052,530           --           --            2,052,530
Rents Paid in
Advance..........        1,340,636       915,429          --            2,256,065
Minority
Interest.........          280,970     1,257,358          --            1,538,328
Common Stock.....          434,983           --       270,283 (B2)        705,266
Common Stock--
Class A..........              --            --           --                  --
Common Stock--
Class B..........              --            --           --                  --
Additional Paid-
in-Capital.......                            --   540,296,461 (B2)
                       792,943,677                                  1,333,240,138
Accumulated
distributions in
excess of net
earnings.........                            --           --

                       (83,094,963)                                   (83,094,963)
Partners
Capital..........              --    444,361,486 (444,361,486)(B2)            --
                   ---------------- ------------ ----------------- ---------------
 Total
 Liabilities and
 Equity..........  $ 1,057,213,498  $460,067,244 $ 95,162,423      $1,612,443,165
                   ================ ============ ================= ===============

  See accompanying notes and management's assumptions to unaudited pro forma financial statements.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                     for the Quarter Ended March 31, 1999

                                   Property                                 Historical   Historical
                                  Acquisition                                  CNL          CNL       Combining
                     Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                         APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                     -----------  -----------    -----------  ----------  -------------- ----------  -----------
Revenues:
 Rental and
 Earned Income...    $12,184,008   2,339,153(a)  $14,523,161  $     --      $       0    $       0             0
 Fees............            --          --              --   2,307,364     1,391,466        8,137    (2,450,663)(b),(c)
 Interest and
 Other Income....      2,214,763         --        2,214,763     47,213       129,362    5,233,919        62,068 (d)
                     -----------  ----------     -----------  ---------     ---------    ---------   -----------
 Total Revenue...     14,398,771   2,339,153      16,737,924  2,354,577     1,520,828    5,242,056    (2,388,595)
Expenses:
 General and
 Administrative..      1,095,269         --        1,095,269  2,563,714     1,323,577       64,186      (377,734)(e)
 Management and
 Advisory Fees...        697,364         --          697,364        --            --       611,196    (1,308,560)(f)
 Fees to Related
 Parties.........            --          --              --      23,326       292,575          --       (292,786)(g)
 Interest
 Expense.........            --          --              --      50,730           --     4,769,268           --
 State Taxes.....        235,208         --          235,208        --            --           --            --
 Depreciation--
 Other...........            --          --              --      39,581        26,238          --            --
 Depreciation--
 Property........      1,548,813     349,465(a)    1,898,278        --            --           --            --
 Amortization....          7,368         --            7,368        --            --           --        506,712 (h)
 Transaction
 Costs...........        125,926         --          125,926        --            --           --            --
                     -----------  ----------     -----------  ---------     ---------    ---------   -----------
 Total Expenses..      3,709,948     349,465       4,059,413  2,677,351     1,642,390    5,444,650    (1,472,368)
Operating
Earnings (Losses)
Before Equity in
Earnings of Joint
Ventures/Minority
Interest, Gain on
Sale of
Properties and
Provision for
Loss on
Properties.......     10,688,823   1,989,688      12,678,511   (322,774)     (121,562)    (202,594)     (916,227)
 Equity in
 Earnings of
 Joint
 Ventures/Minority
 Interest........         17,271         --           17,271        --            --           --            --
 Gain on Sale of
 Properties......            --          --              --         --            --           --            --
 Provision For
 Loss on
 Properties......       (215,797)        --         (215,797)       --            --           --            --
                     -----------  ----------     -----------  ---------     ---------    ---------   -----------
Net Earnings
 (Losses) Before
 Benefit
 (Provision) for
 Federal Income
 Taxes...........     10,490,297   1,989,688      12,479,985   (322,774)     (121,562)    (202,594)     (916,227)
Benefit/(Provision)
 for Federal
 Income Taxes....              0           0               0    127,496        48,017       73,166      (248,679)(i)
                     -----------  ----------     -----------  ---------     ---------    ---------   -----------
Net
Earnings(Losses)..   $10,490,297  $1,989,688     $12,479,985  $(195,278)    $ (73,545)   $(129,428)  $(1,164,906)
                     ===========  ==========     ===========  =========     =========    =========   ===========
Earnings Per
Share............    $      0.28         n/a             n/a        n/a           n/a          n/a           n/a
                     ===========  ==========     ===========  =========     =========    =========   ===========
Book Value Per
Share............    $     17.59         n/a             n/a        n/a           n/a          n/a           n/a
                     ===========  ==========     ===========  =========     =========    =========   ===========
Dividends per
share/unit.......    $      0.38         n/a             n/a        n/a           n/a          n/a           n/a
                     ===========  ==========     ===========  =========     =========    =========   ===========
Ratio of Earnings
to Fixed
Charges..........         50.03x         n/a             n/a        n/a           n/a          n/a           n/a
                     ===========  ==========     ===========  =========     =========    =========   ===========
Wtd. Avg. Shares
Outstanding......     37,347,401         n/a      37,347,401        n/a           n/a          n/a     6,150,000
                     ===========  ==========     ===========  =========     =========    =========   ===========
                                  Historical     Merger
                      Combined      Income      Pro Forma           Adjusted
                         APF         Funds     Adjustments          Pro Forma
                     ------------ ------------ ------------------- ---------------
Revenues:
 Rental and
 Earned Income...    $14,523,161  $10,682,007     276,874 (j)      $25,482,042
 Fees............      1,256,304          --     (277,876)(k)          978,428
 Interest and
 Other Income....      7,687,325      335,689         --             8,023,014
                     ------------ ------------ ------------------- ---------------
 Total Revenue...     23,466,790   11,017,696      (1,002)          34,483,484
Expenses:
 General and
 Administrative..      4,669,012      835,255    (409,390)(l),(m)    5,094,877
 Management and
 Advisory Fees...            --        55,198     (55,198)(n)              --
 Fees to Related
 Parties.........         23,115          --          --                23,115
 Interest
 Expense.........      4,819,998          --          --             4,819,998
 State Taxes.....        235,208      279,692     111,521 (o)          626,421
 Depreciation--
 Other...........         65,819          --            0               65,819
 Depreciation--
 Property........      1,898,278    1,395,730     510,725 (p)        3,804,733
 Amortization....        514,080        7,737         --               521,817
 Transaction
 Costs...........        125,926      530,427         --               656,353
                     ------------ ------------ ------------------- ---------------
 Total Expenses..     12,351,436    3,104,039     157,658           15,613,133
Operating
Earnings (Losses)
Before Equity in
Earnings of Joint
Ventures/Minority
Interest, Gain on
Sale of
Properties and
Provision for
Loss on
Properties.......     11,115,354    7,913,657    (158,660)          18,870,351
 Equity in
 Earnings of
 Joint
 Ventures/Minority
 Interest........         17,271    1,131,714    (128,387)(q)        1,020,598
 Gain on Sale of
 Properties......            --       738,775         --               738,775
 Provision For
 Loss on
 Properties......       (215,797)     (60,882)        --              (276,679)
                     ------------ ------------ ------------------- ---------------
Net Earnings
 (Losses) Before
 Benefit
 (Provision) for
 Federal Income
 Taxes...........     10,916,828    9,723,264    (287,047)          20,353,045
Benefit/(Provision)
 for Federal
 Income Taxes....            --           --          --                     0
                     ------------ ------------ ------------------- ---------------
Net
Earnings(Losses)..   $10,916,828  $ 9,723,264  $ (287,047)         $20,353,045
                     ============ ============ =================== ===============
Earnings Per
Share............            n/a  $       n/a         n/a          $      0.29
                     ============ ============ =================== ===============
Book Value Per
Share............            n/a  $       n/a         n/a          $     17.74
                     ============ ============ =================== ===============
Dividends per
share/unit.......            n/a          n/a         n/a                  n/a
                     ============ ============ =================== ===============
Ratio of Earnings
to Fixed
Charges..........            n/a          n/a         n/a                5.08x
                     ============ ============ =================== ===============
Wtd. Avg. Shares
Outstanding......     43,497,401          n/a  27,028,337           70,525,738 (r)
                     ============ ============ =================== ===============

  See accompanying notes and management's assumptions to unaudited pro forma financial statements.

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF EARNINGS

               for the Quarter Ended March 31, 1999 (cont.)

                              Property                         Historical   Historical
                             Acquisition                          CNL          CNL      Combining           Historical   Merger
                  Historical  Pro Forma           Historical   Financial    Financial   Pro Forma  Combined   Income    Pro Forma
                     APF     Adjustments Subtotal  Advisor   Services, Inc.   Corp.    Adjustments   APF      Funds    Adjustments
                  ---------- ----------- -------- ---------- -------------- ---------- ----------- -------- ---------- -----------
Calculation of
Pro Forma
Distributions:
Pro Forma Cash
from Operations
from Statement
of Cash Flows...     --          --        --        --           --           --          --        --        --          --
Addback Pro
Forma
Investments in
Notes
Receivable......     --          --        --        --           --           --          --        --        --          --
Adjusted Pro
Forma
Distributions...     --          --        --        --           --           --          --        --        --          --
Pro Forma
Weighted Average
Dollars
Outstanding.....     --          --        --        --           --           --          --        --        --          --
Pro Forma Cash
Distributions
Declared Per
$10,000
investment......     --          --        --        --           --           --          --        --        --          --
                     Adjusted
                    Pro Forma
                  -----------------
Calculation of
Pro Forma
Distributions:
Pro Forma Cash
from Operations
from Statement
of Cash Flows...  $  (11,847,307)
Addback Pro
Forma
Investments in
Notes
Receivable......      42,571,895
                  -----------------
Adjusted Pro
Forma
Distributions...      30,724,588(s)
                  =================
Pro Forma
Weighted Average
Dollars
Outstanding.....   1,410,514,764(t)
                  =================
Pro Forma Cash
Distributions
Declared Per
$10,000
investment......  $          217(u)
                  =================

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                     for the Year Ended December 31, 1998

                                   Property                                  Historical
                                  Acquisition                                   CNL        Historical    Combining
                     Historical    Pro Forma                  Historical     Financial    CNL Financial  Pro Forma
                         APF      Adjustments     Subtotal      Advisor    Services, Inc.     Corp.     Adjustments
                     -----------  -----------    -----------  -----------  -------------- ------------- ------------
Revenues:
 Rental and
 Earned Income...    $33,129,661  21,919,865 (a) $55,049,526  $       --     $     --      $      --             --
 Fees............            --           --             --    28,904,063    6,619,064        418,904    (32,715,768)(b,c)
 Interest and
 Other Income....      9,057,376          --       9,057,376      145,016      574,078     22,238,311        207,144 (d)
                     -----------  -----------    -----------  -----------    ---------     ----------   ------------
 Total Revenue...     42,187,037   21,919,865     64,106,902   29,049,079    7,193,142     22,657,215    (32,508,624)
Expenses:
 General and
 Administrative
 Expenses........      2,798,481          --       2,798,481    9,843,409    6,114,276      1,425,109     (4,241,719)(e)
 Management and
 Advisory Fees...      1,851,004          --       1,851,004          --           --       2,807,430     (4,658,434)(f)
 Fees to Related
 Parties.........            --           --             --     1,247,278    1,773,406            --      (2,161,897)(g)
 Interest
 Expense.........            --           --             --       148,415          --      21,350,174            --
 State Taxes.....        548,320          --         548,320       19,126          --             --             --
 Depreciation--
 Other...........            --           --             --       119,923       79,234            --             --
 Depreciation--
 Property........      4,042,290    2,889,368(a)   6,931,658          --           --             --        (340,898)(r)
 Amortization....         11,808          --          11,808       57,077          --          95,116      2,026,848 (h)
 Transaction
 Costs...........        157,054          --         157,054          --           --             --             --
                     -----------  -----------    -----------  -----------    ---------     ----------   ------------
 Total Expenses..      9,408,957    2,889,368     12,298,325   11,435,228    7,966,916     25,677,829     (9,376,100)
Operating
Earnings (Losses)
Before Equity in
Earnings of Joint
Ventures/Minority
Interest, Gain on
Sale of
Properties, Gain
on
Securitization,
Other Expenses,
Provision for
Losses on
Properties and
Other Expenses...     32,778,080   19,030,497     51,808,577   17,613,851     (773,774)    (3,020,614)  (23,132,524)
 Equity in
 Earnings of
 Joint
 Ventures/Minority
 Interest........        (14,138)         --         (14,138)         --           --             --             --
 Gain on Sale of
 Properties......            --           --             --           --           --             --             --
 Gain on
 Securitization..            --           --             --           --           --       3,694,351            --
 Other Expenses..            --           --             --           --           --             --             --
 Provision For
 Loss on
 Properties......       (611,534)         --        (611,534)         --           --             --             --
                     -----------  -----------    -----------  -----------    ---------     ----------   ------------
Net Earnings
(Losses) Before
Benefit
(Provision) for
Federal Income
Taxes............     32,152,408   19,030,497     51,182,905   17,613,851     (773,774)       673,737    (23,132,524)
 Benefit/(Provision)
 for Federal
 Income Taxes....            --           --             --    (6,957,472)     305,641       (246,603)     6,898,434 (i)
                     -----------  -----------    -----------  -----------    ---------     ----------   ------------
Net
Earnings(Losses)..   $32,152,408  $19,030,497    $51,182,905  $10,656,379    $(468,133)    $  427,134   $(16,234,090)
                     ===========  ===========    ===========  ===========    =========     ==========   ============
Earnings Per
Share............    $      1.21          n/a            n/a          n/a          n/a            n/a            n/a
                     ===========  ===========    ===========  ===========    =========     ==========   ============
Book Value Per
Share............    $     17.70          n/a            n/a          n/a          n/a            n/a            n/a
                     ===========  ===========    ===========  ===========    =========     ==========   ============
Dividend per
share/unit.......    $      1.52          n/a            n/a          n/a          n/a            n/a            n/a
                     ===========  ===========    ===========  ===========    =========     ==========   ============
Ratio of Earnings
to Fixed
Charges..........         79.97x          n/a            n/a          n/a          n/a            n/a            n/a
                     ===========  ===========    ===========  ===========    =========     ==========   ============
Wtd. Avg. Shares
Outstanding......     26,648,219    7,851,320     34,499,539          n/a          n/a            n/a      6,150,000
                     ===========  ===========    ===========  ===========    =========     ==========   ============
                                  Historical     Merger
                      Combined      Income      Pro Forma         Adjusted
                         APF         Funds     Adjustments        Pro Forma
                     ------------ ------------ ----------------- ------------
Revenues:
 Rental and
 Earned Income...    $55,049,521  $43,462,064  $1,107,494 (j)    $99,619,084
 Fees............      3,226,263           --    (737,898)(k)      2,488,365
 Interest and
 Other Income....     32,221,925    1,767,773         --          33,989,698
                     ------------ ------------ ----------------- ------------
 Total Revenue...     90,497,714   45,229,837     369,596        136,097,147
Expenses:
 General and
 Administrative
 Expenses........     15,939,556    3,261,776  (1,207,980)(l,m)   17,993,352
 Management and
 Advisory Fees...            --       226,177    (226,177)(n)              0
 Fees to Related
 Parties.........        858,787          --          --             858,787
 Interest
 Expense.........     21,498,589          --          --          21,498,589
 State Taxes.....        567,446      227,933     168,127 (o)        963,506
 Depreciation--
 Other...........        199,157          --          --             199,157
 Depreciation--
 Property........      6,590,760    5,407,088   2,042,902 (p)     14,040,750
 Amortization....      2,190,849      164,917         --           2,355,766
 Transaction
 Costs...........        157,054      315,081         --             472,135
                     ------------ ------------ ----------------- ------------
 Total Expenses..     48,002,198    9,602,972     776,872         58,382,042
Operating
Earnings (Losses)
Before Equity in
Earnings of Joint
Ventures/Minority
Interest, Gain on
Sale of
Properties, Gain
on
Securitization,
Other Expenses,
Provision for
Losses on
Properties and
Other Expenses...     42,495,516   35,626,865    (407,276)        77,715,105
 Equity in
 Earnings of
 Joint
 Ventures/Minority
 Interest........        (14,138)   3,569,877    (513,548)(q)      3,042,191
 Gain on Sale of
 Properties......            --     2,519,894         --           2,519,894
 Gain on
 Securitization..      3,694,351            0         --           3,694,351
 Other Expenses..            --       (45,150)        --             (45,150)
 Provision For
 Loss on
 Properties......       (611,534)  (2,834,338)        --          (3,445,872)
                     ------------ ------------ ----------------- ------------
Net Earnings
(Losses) Before
Benefit
(Provision) for
Federal Income
Taxes............     45,564,195   38,837,148    (920,824)        83,480,519
 Benefit/(Provision)
 for Federal
 Income Taxes....            --           --          --                 --
                     ------------ ------------ ----------------- ------------
Net
Earnings(Losses)..   $45,564,195  $38,837,148  $ (920,824)       $83,480,519
                     ============ ============ ================= ============
Earnings Per
Share............            n/a          n/a         n/a        $      1.23
                     ============ ============ ================= ============
Book Value Per
Share............            n/a          n/a         n/a        $     17.76
                     ============ ============ ================= ============
Dividend per
share/unit.......            n/a          n/a         n/a                n/a
                     ============ ============ ================= ============
Ratio of Earnings
to Fixed
Charges..........            n/a          n/a         n/a              4.87x
                     ============ ============ ================= ============
Wtd. Avg. Shares
Outstanding......     40,649,539          n/a  27,028,337         67,677,876
                     ============ ============ ================= ============

  See accompanying notes and management's assumptions to unaudited pro forma financial statements.

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF EARNINGS

               for the Year Ended December 31, 1998 (cont.)

                              Property                         Historical
                             Acquisition                          CNL        Historical    Combining           Historical
                  Historical  Pro Forma           Historical   Financial    CNL Financial  Pro Forma  Combined   Income
                     APF     Adjustments Subtotal  Advisor   Services, Inc.     Corp.     Adjustments   APF      Funds
                  ---------- ----------- -------- ---------- -------------- ------------- ----------- -------- ----------
Calculation of
Pro Forma
Distributions:
Pro Forma Cash
from Operations
from Statement
of Cash Flows...     --          --        --        --           --             --           --        --        --
Addback Pro
Forma
Investments in
Notes
Receivable......     --          --        --        --           --             --           --        --        --
Subtract Pro
Forma Net Cash
Proceeds From
Securitization
of Notes
Receivable......     --          --        --        --           --             --           --        --        --
Adjusted Pro
Forma
Distributions
Declared........     --          --        --        --           --             --           --        --        --
Pro Forma
Weighted Average
Dollars
Outstanding.....     --          --        --        --           --             --           --        --        --
Pro Forma Cash
Distributions
Per $10,000
Investment......     --          --        --        --           --             --           --        --        --
                    Merger
                   Pro Forma    Adjusted
                  Adjustments   Pro Forma
                  ----------- ----------------
Calculation of
Pro Forma
Distributions:
Pro Forma Cash
from Operations
from Statement
of Cash Flows...      --       $104,158,992
Addback Pro
Forma
Investments in
Notes
Receivable......      --        288,590,674
Subtract Pro
Forma Net Cash
Proceeds From
Securitization
of Notes
Receivable......      --       (265,871,668)
                              ----------------
Adjusted Pro
Forma
Distributions
Declared........      --        126,877,998(t)
                              ================
Pro Forma
Weighted Average
Dollars
Outstanding.....      --      1,353,557,533(u)
                              ================
Pro Forma Cash
Distributions
Per $10,000
Investment......      --                937(v)
                              ================

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                     for the Quarter Ended March 31, 1999

                                   Property                                 Historical
                                  Acquisition                                  CNL        Historical     Combining
                     Historical    Pro Forma                  Historical    Financial    CNL Financial   Pro Forma
                         APF      Adjustments     Subtotal     Advisor    Services, Inc.     Corp.      Adjustments
                     -----------  -----------    -----------  ----------  -------------- -------------  -----------
Cash Flows from
 Operating
 Activities:
 Net Income
  (loss)..........   $10,490,297  $1,989,688(a)  $12,479,985  $ (195,278)    $(73,545)   $   (129,428)  $(1,164,906)(a)
 Adjustments to
  reconcile net
  income to net
  cash provided by
  operating
  activities:
 Depreciation.....     1,548,813     349,465(b)    1,898,278      39,581          --              --            --
 Amortization
  expense.........         7,368         --            7,368         --        26,238         424,697       506,712 (c)
 Minority interest
  in income of
  consolidated
  joint venture...         7,763         --            7,763         --           --              --            --
 Equity in
  earnings of
  joint ventures,
  net of
  distributions...        23,234         --           23,234         --           --              --            --
 Loss (gain) on
  sale of land,
  buildings, and
  net investment
  in direct
  financing
  leases..........           --          --              --          --           --              --            --
 Provision for
  loss on land,
  buildings, and
  direct financing
  leases..........       215,797         --          215,797         --           --          (73,166)          --
 Gain on
  securitization..           --          --              --          --           --              --            --
 Net cash proceeds
  from
  securitization
  of notes
  receivable......           --          --              --          --           --              --            --
 Decrease(increase)
  in other
  receivables.....       (82,660)        --          (82,660)   (377,933)    (242,251)         (6,771)          --
 Increase in
  accrued interest
  income included
  in notes
  receivable......           --          --              --          --           --              --            --
 Decrease(increase)
  in accrued
  interest on
  mortgage note
  receivable......           --          --              --          --           --         (449,580)          --
 Investment in
  notes
  receivable......           --          --              --          --           --      (42,571,895)          --
 Collections on
  notes
  receivable......           --          --              --          --           --        6,417,907           --
 Increase in
  restricted
  cash............           --          --              --          --           --         (402,461)          --
 Decrease in due
  from related
  party...........           --          --              --          --           --           55,382           --
 Decrease(increase)
  in prepaid
  expenses........        27,548         --           27,548         --         1,811             --            --
 Decrease in net
  investment in
  direct financing
  leases..........       787,375         --          787,375         --           --              --            --
 Increase in
  accrued rental
  income..........    (1,047,421)        --       (1,047,421)        --           --              --            --
 Decrease(increase)
  in intangibles
  and other
  assets..........           --          --              --      (30,554)         --            7,942           --
 Increase(decrease)
  in accounts
  payable, accrued
  expenses and
  other
  liabilities.....       306,277         --          306,277    (840,058)    (130,506)       (103,980)          --
 Increase(decrease)
  in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and
  stock issuance
  costs paid on
  behalf of the
  entity..........        71,853         --           71,853      25,550          --              --            --
 Decrease in
  accrued
  interest........           --          --              --          --           --         (362,877)          --
 Increase in rents
  paid in advance            --          --              --          --           --              --            --
  and deposits....       386,365         --          386,365         --           --              --            --
 Increase(decrease)
  in deferred
  rental income...       862,647         --          862,647         --           --              --            --
                     -----------  ----------     -----------  ----------     --------    ------------   -----------
  Total
   adjustments....     3,114,959     349,465       3,464,424  (1,183,414)    (344,708)    (37,064,802)      506,712
                     -----------  ----------     -----------  ----------     --------    ------------   -----------
  Net cash
   provided
   by(used in)
   operating
   activities.....    13,605,256   2,339,153      15,944,409  (1,378,692)    (418,253)    (37,194,230)     (658,194)
                                   Historical    Merger
                       Combined      Income     Pro Forma       Adjusted
                         APF         Funds     Adjustments     Pro Forma
                     ------------- ----------- -------------- -------------
Cash Flows from
 Operating
 Activities:
 Net Income
  (loss)..........   $ 10,916,828  $9,723,264   $(287,048)(a) $ 20,353,044
 Adjustments to
  reconcile net
  income to net
  cash provided by
  operating
  activities:
 Depreciation.....      1,937,859   1,395,728     510,725 (b)    3,844,312
 Amortization
  expense.........        965,015       7,739         --           972,754
 Minority interest
  in income of
  consolidated
  joint venture...          7,763      28,752         --            36,515
 Equity in
  earnings of
  joint ventures,
  net of
  distributions...         23,234     226,219     128,387 (d)      377,840
 Loss (gain) on
  sale of land,
  buildings, and
  net investment
  in direct
  financing
  leases..........            --     (738,775)        --          (738,775)
 Provision for
  loss on land,
  buildings, and
  direct financing
  leases..........        142,631      60,882         --           203,513
 Gain on
  securitization..            --          --          --                 0
 Net cash proceeds
  from
  securitization
  of notes
  receivable......            --          --          --                 0
 Decrease(increase)
  in other
  receivables.....       (709,615)    699,619         --            (9,996)
 Increase in
  accrued interest
  income included
  in notes
  receivable......            --          --          --                 0
 Decrease(increase)
  in accrued
  interest on
  mortgage note
  receivable......       (449,580)      2,115         --          (447,465)
 Investment in
  notes
  receivable......    (42,571,895)        --          --       (42,571,895)
 Collections on
  notes
  receivable......      6,417,907         --          --         6,417,907
 Increase in
  restricted
  cash............       (402,461)        --          --          (402,461)
 Decrease in due
  from related
  party...........         55,382         --          --            55,382
 Decrease(increase)
  in prepaid
  expenses........         29,359    (109,934)        --           (80,575)
 Decrease in net
  investment in
  direct financing
  leases..........        787,375     317,468         --         1,104,843
 Increase in
  accrued rental
  income..........     (1,047,421)   (541,054)        --        (1,588,475)
 Decrease(increase)
  in intangibles
  and other
  assets..........        (22,612)        --          --           (22,612)
 Increase(decrease)
  in accounts
  payable, accrued
  expenses and
  other
  liabilities.....       (768,267)    560,034         --          (208,233)
 Increase(decrease)
  in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and
  stock issuance
  costs paid on
  behalf of the
  entity..........         97,403    (121,040)        --           (23,637)
 Decrease in
  accrued
  interest........       (362,877)        --          --          (362,877)
 Increase in rents
  paid in advance             --          --          --               --
  and deposits....        386,365      (5,428)        --           380,937
 Increase(decrease)
  in deferred
  rental income...        862,647         --          --           862,647
                     ------------- ----------- -------------- -------------
  Total
   adjustments....    (34,621,788)  1,782,325     639,112      (32,200,357)
                     ------------- ----------- -------------- -------------
  Net cash
   provided
   by(used in)
   operating
   activities.....    (23,704,960) 11,505,589     352,064      (11,847,307)

  See accompanying notes and management's assumptions to unaudited pro forma financial statements.

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES for the Quarter Ended March 31, 1999

                                   Property                                   Historical
                                 Acquisition                                     CNL        Historical    Combining
                    Historical    Pro Forma                     Historical    Financial    CNL Financial  Pro Forma
                       APF       Adjustments        Subtotal     Advisor    Services, Inc.     Corp.     Adjustments
                   ------------  ------------     ------------  ----------  -------------- ------------- -----------
Cash Flows from
Investing
Activities:
 Proceeds from
 sale of land,
 buildings,
 direct financing
 leases, and
 equipment.......           --            --               --         --            --              --           --
 Additions to
 land and
 buildings on
 operating
 leases..........   (77,028,830)  (58,749,637)(e) (135,778,467)   (31,577)      (10,092)            --           --
 Investment in
 direct financing
 leases..........   (29,608,346)          --       (29,608,346)       --            --              --           --
 Investment in
 joint venture...      (117,662)          --          (117,662)       --            --              --           --
 Acquisition of
 businesses......           --            --               --         --            --              --    (1,965,276)(f)
 Purchase of
 other
 investments.....           --            --               --         --            --              --           --
 Net loss in
 market value
 from investments
 in trading
 securities......           --            --               --         --            --              --           --
 Proceeds from
 retained
 interest and
 securities,
 excluding
 investment
 income..........           --            --               --         --            --          134,981          --
 Investment in
 mortgage notes
 receivable......    (1,388,463)          --        (1,388,463)       --            --              --           --
 Collections on
 mortgage note
 receivable......        75,010           --            75,010        --            --              --           --
 Investment in
 notes
 receivable......    (1,087,483)          --        (1,087,483)       --            --              --           --
 Collection on
 notes
 receivable......       239,596           --           239,596        --            --              --           --
 Decrease in
 restricted
 cash............           --            --               --         --            --              --           --
 Increase in
 intangibles and
 other assets....           --            --               --         --            --              --           --
 Investment in
 certificates of
 deposit.........           --            --               --         --            --              --           --
 Other...........           --            --               --         --            --              --           --
                   ------------  ------------     ------------  ---------      --------     -----------  -----------
 Net cash
 provided by
 (used in)
 investing
 activities......  (108,916,178)  (58,749,637)    (167,665,815)   (31,577)      (10,092)        134,981   (1,965,276)
Cash Flows from
Financing
Activities:
 Subscriptions
 received from
 stockholders....       210,735           --           210,735  1,288,673        20,572             --           --
 Contributions
 from limited
 partners........           --            --               --         --            --              --           --
 Contributions
 from holder of
 minority
 interest........           --            --               --         --            --              --           --
 Reimbursement of
 acquisition and
 stock issuance
 costs paid by
 related parties
 on behalf of the
 entity..........    (1,142,237)          --        (1,142,237)       --            --              --           --
 Payment of stock
 issuance costs..      (722,001)          --          (722,001)       --            --              --           --
 Proceeds from
 borrowing on
 line of
 credit/notes
 payable.........    36,587,245    33,656,518 (e)   70,243,763        --            --       49,730,934          --
 Payment on line
 of credit/notes
 payable.........   (12,580,289)          --       (12,580,289)       --         (2,385)    (10,291,473)         --
 Retirement of
 shares of common
 stock...........           --            --               --         --            --              --           --
 Distributions to
 holders of
 minority
 interest........        (8,610)          --            (8,610)       --            --              --           --
 Distributions to
 limited
 partners........           --            --               --         --            --              --           --
 Distributions to
 stockholders....   (14,237,405)          --       (14,237,405)       --            --              --           --
 Other...........      (200,234)          --          (200,234)       --            --           (9,602)         --
                   ------------  ------------     ------------  ---------      --------     -----------  -----------
 Net cash
 provided by
 (used in)
 financing
 activities......     7,907,204    33,656,518       41,563,722  1,288,673        18,187      39,429,859          --
Net increase in
cash.............   (87,403,718)  (22,753,966)    (110,157,684)  (121,596)     (410,158)      2,370,610   (2,623,470)
Cash at beginning
of year..........   123,199,837           --       123,199,837    713,308       962,573       2,526,078          --
                   ------------  ------------     ------------  ---------      --------     -----------  -----------
Cash at end of
year.............  $ 35,796,119  $(22,753,966)    $ 13,042,153  $ 591,712      $552,415     $ 4,896,688  $(2,623,470)
                   ============  ============     ============  =========      ========     ===========  ===========
                                 Historical      Merger
                     Combined      Income      Pro Forma         Adjusted
                       APF          Funds     Adjustments       Pro Forma
                   ------------- ------------ ---------------- -------------
Cash Flows from
Investing
Activities:
 Proceeds from
 sale of land,
 buildings,
 direct financing
 leases, and
 equipment.......           --     5,341,437           --         5,341,437
 Additions to
 land and
 buildings on
 operating
 leases..........  (135,820,136)  (3,563,230)          --      (139,383,366)
 Investment in
 direct financing
 leases..........   (29,608,346)  (1,307,530)          --       (30,915,876)
 Investment in
 joint venture...      (117,662)  (2,011,650)          --        (2,129,312)
 Acquisition of
 businesses......    (1,965,276)         --    (15,035,724)(g)  (17,001,000)
 Purchase of
 other
 investments.....           --           --            --                 0
 Net loss in
 market value
 from investments
 in trading
 securities......           --           --            --                 0
 Proceeds from
 retained
 interest and
 securities,
 excluding
 investment
 income..........       134,981          --            --           134,981
 Investment in
 mortgage notes
 receivable......    (1,388,463)         --            --        (1,388,463)
 Collections on
 mortgage note
 receivable......        75,010      571,042           --           646,052
 Investment in
 notes
 receivable......    (1,087,483)         --            --        (1,087,483)
 Collection on
 notes
 receivable......       239,596          --            --           239,596
 Decrease in
 restricted
 cash............             0    1,846,206           --         1,846,206
 Increase in
 intangibles and
 other assets....             0          --            --                 0
 Investment in
 certificates of
 deposit.........             0          --            --                 0
 Other...........             0      (66,475)          --           (66,475)
                   ------------- ------------ ---------------- -------------
 Net cash
 provided by
 (used in)
 investing
 activities......  (169,537,779)     809,800   (15,035,724)    (183,703,703)
Cash Flows from
Financing
Activities:
 Subscriptions
 received from
 stockholders....     1,519,980          --            --         1,519,980
 Contributions
 from limited
 partners........           --           --            --                 0
 Contributions
 from holder of
 minority
 interest........           --           --            --                 0
 Reimbursement of
 acquisition and
 stock issuance
 costs paid by
 related parties
 on behalf of the
 entity..........    (1,142,237)         --            --        (1,142,237)
 Payment of stock
 issuance costs..      (722,001)         --            --          (722,001)
 Proceeds from
 borrowing on
 line of
 credit/notes
 payable.........   119,974,697          --            --       119,974,697
 Payment on line
 of credit/notes
 payable.........   (22,874,147)         --            --       (22,874,147)
 Retirement of
 shares of common
 stock...........           --           --            --                 0
 Distributions to
 holders of
 minority
 interest........        (8,610)     (31,774)          --           (40,384)
 Distributions to
 limited
 partners........           --   (12,304,504)          --       (12,304,504)
 Distributions to
 stockholders....   (14,237,405)         --            --       (14,237,405)
 Other...........      (209,836)         --            --          (209,836)
                   ------------- ------------ ---------------- -------------
 Net cash
 provided by
 (used in)
 financing
 activities......    82,300,441  (12,336,278)          --        69,964,163
Net increase in
cash.............  (110,942,298)     (20,889)  (14,683,660)    (125,646,847)
Cash at beginning
of year..........   127,401,796   19,697,870           --       147,099,666
                   ------------- ------------ ---------------- -------------
Cash at end of
year.............  $ 16,459,498  $19,676,981  $(14,683,660)    $ 21,452,819
                   ============= ============ ================ =============

  See accompanying notes and management's assumptions to unaudited pro forma financial statements.

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

               UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                     for the Year Ended December 31, 1998

                                 Property                                  Historical
                                Acquisition                                   CNL        Historical     Combining
                   Historical    Pro Forma                  Historical     Financial    CNL Financial   Pro Forma
                       APF      Adjustments     Subtotal      Advisor    Services, Inc.     Corp.      Adjustments
                   -----------  -----------    -----------  -----------  -------------- -------------  ------------
Cash Flows from
Operating
Activities:
Net Income
(loss)...........  $32,152,408  $19,030,497(a) $51,182,905  $10,656,379    $(468,133)   $    427,134   $(16,234,090)(a)
 Adjustments to
 reconcile net
 income (loss) to
 net cash
 provided by
 (used in)
 operating
 activities:
 Depreciation....    4,042,290    2,889,368(b)   6,931,658      119,923       79,234             --        (340,898)(b)
 Amortization
 expense.........       11,808          --          11,808       56,003          --        2,246,273      2,026,848 (c)
 Minority
 interest in
 income of
 consolidated
 joint venture...       30,156          --          30,156          --           --              --             --
 Equity in
 earnings of
 joint ventures,
 net of
 distributions...      (15,440)         --         (15,440)         --           --              --             --
 Loss (gain) on
 sale of land,
 building, net
 investment in
 direct leases...          --           --             --           --           --              --             --
 Provision for
 loss on land,
 buildings, and
 direct financing
 leases/provision
 for deferred
 taxes...........      611,534          --         611,534          --           --          398,042            --
 Gain on
 securitization..          --           --             --           --           --       (3,356,538)           --
 Net cash
 proceeds from
 securitization
 of notes
 receivable......          --           --             --           --           --      265,871,668            --
 Decrease
 (increase) in
 other
 receivables.....      899,572          --         899,572   (3,896,090)         --          453,105            --
 Increase in
 accrued interest
 income included
 in notes
 receivable......          --           --             --           --           --         (170,492)           --
 Increase in
 accrued interest
 on mortgage note
 receivable......          --           --             --           --           --              --             --
 Investment in
 notes
 receivable......          --           --             --           --           --     (288,590,674)           --
 Collections on
 notes
 receivable......          --           --             --           --           --       23,539,641            --
 Decrease in
 restricted
 cash............          --           --             --           --           --        2,504,091            --
 Decrease
 (increase) in
 due from related
 party...........          --           --             --           --        89,839      (1,043,527)           --
 Increase in
 prepaid
 expenses........          --           --             --           --         7,246             --             --
 Decrease in net
 investment in
 direct financing
 leases..........    1,971,634          --       1,971,634          --           --              --             --
 Increase in
 accrued rental
 income..........   (2,187,652)         --      (2,187,652)         --           --              --             --
 Increase in
 intangibles and
 other assets....      (29,477)         --         (29,477)     (44,716)     (20,635)        (59,523)           --
 Increase
 (decrease) in
 accounts
 payable, accrued
 expenses and
 other
 liabilities.....      467,972          --         467,972      156,317      325,898        (103,507)           --
 Increase in due
 to related
 parties,
 excluding
 reimbursement of
 acquisition, and
 stock issuance
 costs paid on
 behalf of the
 entity..........       31,255          --          31,255          --      (164,619)            --             --
 Increase in
 accrued
 interest........          --           --             --           --           --          (77,968)           --
 Increase in
 rents paid in
 advance and
 deposits........      436,843          --         436,843          --           --              --             --
 Decrease in
 deferred rental
 income..........      693,372          --         693,372          --           --              --             --
                   -----------  -----------    -----------  -----------    ---------    ------------   ------------
 Total
 adjustments.....    6,963,867    2,889,368      9,853,235   (3,608,563)     316,963       1,610,591      1,685,950
                   -----------  -----------    -----------  -----------    ---------    ------------   ------------
 Net cash
 provided by
 (used in)
 operating
 activities......   39,116,275   21,919,865     61,036,140    7,047,816     (151,170)      2,037,725    (14,548,140)
                                 Historical     Merger
                     Combined      Income      Pro Forma       Adjusted
                       APF          Funds     Adjustments     Pro Forma
                   ------------- ------------ -------------- -------------
Cash Flows from
Operating
Activities:
Net Income
(loss)...........  $ 45,564,195  $38,837,148   $(920,824)(a) $ 83,480,519
 Adjustments to
 reconcile net
 income (loss) to
 net cash
 provided by
 (used in)
 operating
 activities:
 Depreciation....     6,789,917    5,480,693   2,042,902 (b)   14,313,512
 Amortization
 expense.........     4,340,932       91,136         --         4,432,068
 Minority
 interest in
 income of
 consolidated
 joint venture...        30,156      103,284         --           133,440
 Equity in
 earnings of
 joint ventures,
 net of
 distributions...       (15,440)   1,168,091     513,548 (d)    1,666,199
 Loss (gain) on
 sale of land,
 building, net
 investment in
 direct leases...           --    (2,519,894)        --        (2,519,894)
 Provision for
 loss on land,
 buildings, and
 direct financing
 leases/provision
 for deferred
 taxes...........     1,009,576    2,834,338         --         3,843,914
 Gain on
 securitization..    (3,356,538)         --          --        (3,356,538)
 Net cash
 proceeds from
 securitization
 of notes
 receivable......   265,871,668          --          --       265,871,668
 Decrease
 (increase) in
 other
 receivables.....    (2,543,413)     (53,211)        --        (2,596,624)
 Increase in
 accrued interest
 income included
 in notes
 receivable......      (170,492)         --          --          (170,492)
 Increase in
 accrued interest
 on mortgage note
 receivable......           --        (6,533)        --            (6,533)
 Investment in
 notes
 receivable......  (288,590,674)         --          --      (288,590,674)
 Collections on
 notes
 receivable......    23,539,641          --          --        23,539,641
 Decrease in
 restricted
 cash............     2,504,091          --          --         2,504,091
 Decrease
 (increase) in
 due from related
 party...........      (953,688)         --          --          (953,688)
 Increase in
 prepaid
 expenses........         7,246       18,470         --            25,716
 Decrease in net
 investment in
 direct financing
 leases..........     1,971,634    1,273,904         --         3,245,538
 Increase in
 accrued rental
 income..........    (2,187,652)    (376,728)        --        (2,564,380)
 Increase in
 intangibles and
 other assets....      (154,351)      (2,380)        --          (156,731)
 Increase
 (decrease) in
 accounts
 payable, accrued
 expenses and
 other
 liabilities.....       846,680     (194,293)        --           652,387
 Increase in due
 to related
 parties,
 excluding
 reimbursement of
 acquisition, and
 stock issuance
 costs paid on
 behalf of the
 entity..........      (133,364)     227,855         --            94,491
 Increase in
 accrued
 interest........       (77,968)         --          --           (77,968)
 Increase in
 rents paid in
 advance and
 deposits........       436,843      219,115         --           655,958
 Decrease in
 deferred rental
 income..........       693,372          --          --           693,372
                   ------------- ------------ -------------- -------------
 Total
 adjustments.....     9,858,176    8,263,847   2,556,450       20,678,473
                   ------------- ------------ -------------- -------------
 Net cash
 provided by
 (used in)
 operating
 activities......    55,422,371   47,100,995   1,635,626      104,158,992

  See accompanying notes and management's assumptions to unaudited pro forma financial statements.

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES for the Year Ended December 31, 1998

                                  Property                                    Historical
                                 Acquisition                                     CNL        Historical     Combining
                    Historical    Pro Forma                    Historical     Financial    CNL Financial   Pro Forma
                       APF       Adjustments       Subtotal      Advisor    Services, Inc.     Corp.      Adjustments
                   ------------  -----------     ------------  -----------  -------------- -------------  ------------
Cash Flows from
Investing
Activities:
 Proceeds from
 sale of land,
 buildings,
 direct financing
 leases, and
 equipment.......     2,385,941          --         2,385,941          --           --              --             --
 Additions to
 land and
 buildings on
 operating
 leases..........  (200,101,667) (58,748,637)(e) (258,851,304)    (381,671)    (236,372)            --             --
 Investment in
 direct financing
 leases..........   (47,115,435)         --       (47,115,435)         --           --              --             --
 Investment in
 joint venture...      (974,696)         --          (974,696)         --           --              --             --
 Acquisition of
 businesses......           --           --               --           --           --              --      (1,965,276)(f)
 Purchase of
 other
 investments.....   (16,083,055)         --       (16,083,055)         --           --              --             --
 Net loss in
 market value
 from investments
 in trading
 securities......           --           --               --           --           --          295,514            --
 Proceeds from
 retained
 interest and
 securities,
 excluding
 investment
 income..........           --           --               --           --           --          212,821            --
 Investment in
 mortgage notes
 receivable......    (2,886,648)         --        (2,886,648)         --           --              --             --
 Collections on
 mortgage note
 receivable......       291,990          --           291,990          --           --              --             --
 Investment in
 equipment notes
 receivable......    (7,837,750)         --        (7,837,750)         --           --              --             --
 Collections on
 equipment notes
 receivable......     1,263,633          --         1,263,633    1,783,240          --              --             --
 Decrease in
 restricted
 cash............           --           --               --           --           --              --             --
 Increase in
 intangibles and
 other assets....    (6,281,069)         --        (6,281,069)         --           --              --             --
 Other...........           --           --               --       200,000          --              --             --
                   ------------  -----------     ------------  -----------    ---------    ------------   ------------
 Net cash
 provided by
 (used in)
 investing
 activities......  (277,338,756) (58,749,637)    (336,088,393)   1,601,569     (236,372)        508,335     (1,965,276)
Cash Flows from
Financing
Activities:
 Subscriptions
 received from
 stockholders....   385,523,966          --       385,523,966      966,115       51,830          50,100            --
 Contributions
 from limited
 partners........           --           --               --           --           --              --             --
 Reimbursement of
 acquisition and
 stock issuance
 costs paid by
 related parties
 on behalf of the
 entity..........    (4,574,925)         --        (4,574,925)         --           --              --             --
 Payment of stock
 issuance costs..   (34,579,650)         --       (34,579,650)         --           --              --             --
 Proceeds from
 borrowing on
 line of
 credit/notes
 payable.........     7,692,040   33,656,518 (e)   41,348,558      198,296          --      413,555,624            --
 Payment on line
 of credit/notes
 payable.........        (8,039)         --            (8,039)         --           --     (411,805,787)           --
 Retirement of
 shares of common
 stock...........      (639,528)         --          (639,528)         --           --              --             --
 Distributions to
 holders of
 minority
 interest........       (34,073)         --           (34,073)         --           --              --             --
 Distributions to
 limited
 partners........           --           --               --           --           --              --             --
 Distributions to
 stockholders....   (39,449,149)         --       (39,449,149)  (9,364,488)         --              --             --
 Other...........       (95,101)         --           (95,101)         --            24      (2,500,011)           --
                   ------------  -----------     ------------  -----------    ---------    ------------   ------------
 Net cash
 provided by
 (used in)
 financing
 activities......   313,835,541   33,656,518      347,492,059   (8,200,077)      51,854        (700,074)           --
 Net increase
 (decrease) in
 cash............    75,613,060   (3,173,254)      72,439,806      449,308     (335,688)      1,845,986    (16,513,416)
 Cash at
 beginning of
 year............    47,586,777          --        47,586,777      264,000    1,298,261         680,092            --
                   ------------  -----------     ------------  -----------    ---------    ------------   ------------
 Cash at end of
 year............  $123,199,837  $(3,173,254)    $120,026,583  $   713,308    $ 962,573    $  2,526,078   $(16,513,416)
                   ============  ===========     ============  ===========    =========    ============   ============
                                  Historical      Merger
                     Combined       Income       Pro Forma         Adjusted
                       APF          Funds       Adjustments       Pro Forma
                   ------------- ------------- ----------------- -------------
Cash Flows from
Investing
Activities:
 Proceeds from
 sale of land,
 buildings,
 direct financing
 leases, and
 equipment.......     2,385,941    17,221,106            --        19,607,047
 Additions to
 land and
 buildings on
 operating
 leases..........  (259,469,347)   (2,304,586)           --      (261,773,933)
 Investment in
 direct financing
 leases..........   (47,115,435)     (959,640)           --       (48,075,075)
 Investment in
 joint venture...      (974,696)   (8,730,835)           --        (9,705,531)
 Acquisition of
 businesses......    (1,965,276)          --     (15,035,724)(g)  (17,001,000)
 Purchase of
 other
 investments.....   (16,083,055)          --             --       (16,083,055)
 Net loss in
 market value
 from investments
 in trading
 securities......       295,514           --             --           295,514
 Proceeds from
 retained
 interest and
 securities,
 excluding
 investment
 income..........       212,821           --             --           212,821
 Investment in
 mortgage notes
 receivable......    (2,886,648)          --             --        (2,886,648)
 Collections on
 mortgage note
 receivable......       291,990       785,947            --         1,077,937
 Investment in
 equipment notes
 receivable......    (7,837,750)          --             --        (7,837,750)
 Collections on
 equipment notes
 receivable......     3,046,873           --             --         3,046,873
 Decrease in
 restricted
 cash............           --      2,054,030            --         2,054,030
 Increase in
 intangibles and
 other assets....    (6,281,069)          --             --        (6,281,069)
 Other...........       200,000       194,644            --           394,644
                   ------------- ------------- ----------------- -------------
 Net cash
 provided by
 (used in)
 investing
 activities......  (336,180,137)    8,260,666   (15,035,724)     (342,955,195)
Cash Flows from
Financing
Activities:
 Subscriptions
 received from
 stockholders....   386,592,011           --             --       386,592,011
 Contributions
 from limited
 partners........           --            --             --               --
 Reimbursement of
 acquisition and
 stock issuance
 costs paid by
 related parties
 on behalf of the
 entity..........    (4,574,925)          --             --        (4,574,925)
 Payment of stock
 issuance costs..   (34,579,650)          --             --       (34,579,650)
 Proceeds from
 borrowing on
 line of
 credit/notes
 payable.........   455,102,478           --             --       455,102,478
 Payment on line
 of credit/notes
 payable.........  (411,813,826)          --             --      (411,813,826)
 Retirement of
 shares of common
 stock...........      (639,528)          --             --          (639,528)
 Distributions to
 holders of
 minority
 interest........       (34,073)     (170,715)           --          (204,788)
 Distributions to
 limited
 partners........           --    (54,151,978)           --       (54,151,978)
 Distributions to
 stockholders....   (48,813,637)          --             --       (48,813,637)
 Other...........    (2,595,088)          --             --        (2,595,088)
                   ------------- ------------- ----------------- -------------
 Net cash
 provided by
 (used in)
 financing
 activities......   338,643,762   (54,322,693)           --       284,321,069
 Net increase
 (decrease) in
 cash............    57,885,996     1,038,968    (13,400,098)      45,524,866
 Cash at
 beginning of
 year............    49,829,130    18,658,902            --        68,488,032
                   ------------- ------------- ----------------- -------------
 Cash at end of
 year............  $107,715,126  $ 19,697,870  $ (13,800,098)    $114,012,898
                   ============= ============= ================= =============

  See accompanying notes and management's assumptions to unaudited pro forma financial statements.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                        PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Funds. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Funds and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Funds. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Funds will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Funds have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

   (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

   (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Funds using the purchase accounting method.

                                           CNL
                                        Financial
                                        Services
                             Advisor      Group        Funds         Total
                           ----------- -----------  ------------  ------------
Shares Offered............   3,800,000   2,350,000  27,028,337.2  33,178,337.2
Exchange Value............ $        20 $        20  $         20  $         20
                           ----------- -----------  ------------  ------------
Share Consideration....... $76,000,000 $47,000,000  $540,566,744  $663,566,744
Cash Consideration........         --          --      6,298,000     6,298,000
APF Transaction Costs.....   1,214,317     750,959     8,737,724    10,703,000
                           ----------- -----------  ------------  ------------
Total Purchase Price......  77,214,317  47,750,959   555,602,468   680,567,744
Net Assets--Historical....   7,141,252  10,006,878   444,361,486   461,509,616
Purchase Price Adjust-
 ments:
 Land and buildings on op-
  erating leases..........                            90,953,669    90,953,669
 Net investment in direct
  financing leases........                            23,206,625    23,206,625
 Investment in joint ven-
  tures...................                            16,083,265    16,083,265
 Accrued rental income....                           (18,227,192)  (18,227,192)
 Intangibles and other as-
  sets....................              (2,792,876)     (775,385)   (3,568,261)
 Goodwill* ...............              40,536,957           --     40,536,957
                           ----------- -----------  ------------  ------------
 Excess purchase price....  70,073,065         --            --     70,073,065
                           ----------- -----------  ------------  ------------
    Total allocation...... $77,214,317 $47,750,959  $555,602,468  $680,567,744
                           =========== ===========  ============  ============

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

   The APF Transaction costs of $10,703,000 are allocated on a pro rata basis to each acquisition based on the total purchase price for the acquisition of the Advisor, the CNL Financial Services Group and the Income Funds. The excess purchase price paid for the Advisor to a related party of $70,073,065 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 40,536,957 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

1.Common Stock (CFA, CFS, CFC)--Class A..................      8,600
  Common Stock (CFA, CFS, CFC)--Class B..................      4,825
  APIC (CFA, CFS, CFC)................................... 13,857,645
  Retained Earnings......................................  3,277,060
  Accumulated distributions in excess of earnings........ 70,073,065
  Goodwill for CFC (Intangibles and other assets)........ 40,536,957
    CFC/CFS Org Costs/Other Assets.......................              2,792,876
    Cash to pay APF transaction costs....................              1,965,276
    APF Common Stock.....................................                 61,500
    APF APIC.............................................            122,938,500
  (To record acquisition of CFA, CFS and CFC)

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

2.Partners Capital...................................... 444,361,486
  Land and buildings on operating leases................  90,953,669
  Net investment in direct financing leases.............  23,206,625
  Investment in joint ventures..........................  16,083,265
  Deferred rental income................................           0
    Accrued rental income...............................              18,227,192
    Intangibles and other assets........................                 775,385
    Cash to pay APF Transaction costs...................               8,737,724
    Cash consideration to Income Funds..................               6,298,000
    APF Common Stock....................................                 270,283
    APF APIC............................................             540,296,461
  (To record the acquisition of the Income Funds)

   (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

   (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

   (E) Represents the elimination by the Funds of $1,042,835 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

   (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1998.

     (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

     (b) Represents the elimination of intercompany fees between APF, the Income Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees from affiliates........................... $  (292,575)
       Secured equipment lease fees...............................     (26,127)
       Advisory fees..............................................     (63,393)
       Reimbursement of administrative costs......................    (182,125)
       Acquisition fees...........................................      (9,483)
       Underwriting fees..........................................        (211)
       Administrative, executive and guarantee fees...............    (290,036)
       Servicing fees.............................................    (257,767)
       Development fees...........................................     (14,678)
       Management fees............................................    (697,364)
                                                                   -----------
         Total.................................................... $(1,833,759)
                                                                   ===========

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

     (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income............................................ $    62,068

     (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs........................... $  (377,734)

     (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $  (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

     (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

     (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill................................... $   506,712

     (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

     (j) Represents $276,874 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Funds as if the leases had been acquired on January 1, 1998.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)
     (k) Represents the elimination of fees between the Advisor and the
  Funds:

       Management fees.............................................. $ (55,198)
       Reimbursement of administrative costs........................  (222,678)
                                                                     ---------
                                                                     $(277,876)
                                                                     =========

     (l) Represents the elimination of $222,678 in administrative costs reimbursed by the Funds to the Advisor.

     (m) Represents savings of $186,712 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

     (n) Represents the elimination of $55,198 in management fees by the Funds to the Advisor.

     (o) Represents additional state income taxes of $111,521 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through March 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Funds had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

     (p) Represents an increase in depreciation expense of $510,725 as a result of adjusting the historical basis of the real estate wholly owned by the Income Funds to fair value as a result of accounting for the Acquisition of the Income Funds under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $128,387 as a result of adjusting the historical basis of the real estate owned by the Income Funds, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Funds under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Funds is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

     (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

     (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

     (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

   (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

     (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

     (b) Represents the elimination of intercompany fees between APF, the Income Funds, the Advisor and the CNL Restaurant Financial Services Group:

       Origination fees from affiliates.......................... $ (1,773,406)
       Secured equipment lease fees..............................      (54,998)
       Advisory fees.............................................     (305,030)
       Reimbursement of administrative costs.....................     (408,762)
       Acquisition fees..........................................  (21,794,386)
       Underwriting fees.........................................     (388,491)
       Administrative, executive and guarantee fees..............   (1,233,043)
       Servicing fees............................................   (1,570,331)
       Development fees..........................................     (229,153)
       Management fees...........................................   (1,851,004)
                                                                  ------------
         Total................................................... $(29,608,604)
                                                                  ============

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

     (d) Represents the amortization of the loan origination fees received by CNL Financial Services, Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income............................................. $    207,144

     (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs.......................... $ (4,241,719)

     (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $(1,851,004)
       Administrative executive and guarantee fees................  (1,233,043)
       Servicing fees.............................................  (1,269,357)
       Advisory fees..............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

     (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

     (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill..................................... $2,026,848

     (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

     (j) Represents $1,107,494 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the lease acquired from the Income Funds as if the leases had been acquired on January 1, 1998.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (k) Represents the elimination of fees between the Advisor and the
  Funds:

       Management fees.............................................. $(226,177)
       Reimbursement of administrative costs........................  (511,721)
                                                                     ---------
                                                                     $(737,898)
                                                                     =========

     (l) Represents the elimination of $511,721 in administrative costs reimbursed by the Income Funds to the Advisor.

     (m) Represents savings of $696,259 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

     (n) Represents the elimination of $226,177 in management fees by the Income Funds to the Advisor.

     (o) Represents additional state income taxes of $168,127 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Funds had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

     (p) Represents an increase in depreciation expense of $2,042,902 as a result of adjusting the historical basis of the real estate owned indirectly by the Income Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result of accounting for the Acquisition of the Income Funds under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $513,548 as a result of adjusting the historical basis of the real estate owned by the Income Funds, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Funds under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Funds is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

     (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

     (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable and subtract the net cash proceeds from the securitization of notes receivable from the pro forma statement of cash flows.

     (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

     (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

   (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

     (a) Represents pro forma adjustments to net income.

     (b) Represents add back of pro forma depreciation expense to net income.

     (c) Represents add back of pro forma amortization of goodwill expenses to net income.

     (d) Represents deduction of equity in earnings from net income.

     (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

     (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

     (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Funds and ii) to pay the transaction costs allocated to the acquisition of the Income Funds.

  Non Cash Investing Activities

   On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Funds, as described in 4(A) and 4(B).

   (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

     (a) Represents pro forma adjustments to net income.

     (b) Represents add back of pro forma depreciation expense to net income.

     (c) Represents add back of pro forma amortization of goodwill expenses to net income.

     (d) Represents deduction of equity in earnings from net income.

     (e) Represents the use of cash amounts borrowed under APF's credit facility and the use of pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

     (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

     (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Funds and ii) to pay the transaction costs allocated to the acquisition of the Income Funds.

Non-cash Investing Activities

   On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Funds, as described in 4(A) and 4(B).

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                           FOR CNL INCOME FUND, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds, that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 578,880 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

  . We are uncertain as to the value at which APF Shares will trade following listing.

  . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

  . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

  . As stated below, the Acquisition is a taxable transaction.

  . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due        ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes if you vote "Against" the Acquisition, and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,868. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 578,880 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $843, $843 and $1,136, respectively, in distributions per $10,000 investment to you. The amount distributed to you in 1998 included a special distribution of net sales proceeds of $391 per $10,000 investment. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, while we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 530 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the payments on any notes if you elect to receive notes.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.04%. If all of the Income Funds were acquired as of that date, APF's debt service ratio would have been 3.66x and its ratio of debt-to-total assets would have been 27.73%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

APF has tenants of two significant restaurant chains that have filed for bankruptcy protection.

   The fact that APF has tenants of two significant restaurant chains that have filed for bankruptcy protection may adversely affect APF's total rental, earned and interest income. Because all of APF's properties are leased on a triple-net basis, if a tenant has defaulted on its lease obligations or has declared bankruptcy, it would reduce APF's rental, earned and interest income until APF could lease those affected properties to a new tenant or tenants. As of March 31, 1999, your Income Fund had no tenants under bankruptcy protection, and therefore, assuming that your Income Fund is acquired by APF, you, as an APF stockholder or noteholder, may be subject to the adverse consequences associated with having tenants under bankruptcy protection.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funds available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                  Original
                   Limited
                   Partner
                 Investments
   Original       Less any
   Limited      Distributions
   Partner      of Net Sales                                                              Estimated Value of
 Investments    Proceeds per                  Estimated                                     APF Shares per
   Less any        Average      Number of   Value of APF                 Estimated Value   Average $10,000
Distributions      $10,000     APF Shares      Shares       Estimated     of APF Shares    Original Limited
 of Net Sales     Original     Offered to    Payable to    Acquisition  after Acquisition      Partner
 Proceeds(1)    Investment(1)  Income Fund   Income Fund    Expenses        Expenses          Investment
-------------   -------------  -----------  ------------   -----------  ----------------- ------------------
  $12,001,150      $8,001        578,880     $11,577,600    $158,000       $11,419,600          $7,613

--------

(1) The original Limited Partner investment in the Income Fund was 15,000,000. These columns reflect, as of March 31, 1999, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed).


   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees(1)................................................... $  6,505
      Appraisals and Valuation(2).....................................    2,640
      Fairness Opinions(3)............................................   30,000
      Solicitation Fees(4)............................................    5,831
      Printing and Mailing(5).........................................   38,851
      Accounting and Other Fees(6)....................................   12,467
                                                                       --------
          Subtotal....................................................   96,294

                           Closing Transaction Costs

      Title, Transfer Tax and Recording Fees(7).......................   28,204
      Legal Closing Fees(8)...........................................   13,931
      Partnership Liquidation Costs(9)................................   19,571
                                                                       --------
          Subtotal....................................................   61,706
                                                                       --------
      Total........................................................... $158,000
                                                                       ========

     --------

     (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

     (3) Each Income Fund received a fairness opinion from Legg
         Mason and incurred a fee of $30,000.

     (4) Aggregate solicitation fees to be incurred by the Income
         Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited
         Partners in your Income Fund.

     (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

     (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your

        Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us in proportion to the exchange value of each of the Income Funds for which we are a general partner.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 66 2/3% or more in value of your Income Fund's restaurant properties. Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 15 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
           , 1999 and will continue until the later of (a)           , 1999,

a date not less than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or actually paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid the General Partners Following the Acquisition":

                                                                       Quarter
                                              Year Ended December 31,   Ended
                                              ----------------------- March 31,
                                               1996    1997    1998     1999
                                              ------- ------- ------- ---------
Historical Distributions Paid to the General
 Partners and Affiliates:
 General Partner Distributions..............      --      --      --       --
 Accounting and Administrative Services.....  $67,685 $57,679 $63,981  $16,302
 Broker/Dealer Commissions..................      --      --      --       --
 Due Diligence and Marketing Support Fees...      --      --      --       --
 Acquisition Fees...........................      --      --      --       --
 Asset Management Fees......................      --      --      --       --
 Real Estate Disposition Fees(1)............      --      --   20,400      --
                                              ------- ------- -------  -------
    Total historical........................  $67,685 $57,679 $84,381  $16,302
Pro Forma Distributions to Be Paid the
 General Partners Following the Acquisition:
 Cash Distributions on APF Shares...........      --      --      --       --
 Salary Compensation........................      --      --      --       --
                                              ------- ------- -------  -------
    Total pro forma.........................      --      --      --       --

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                              Quarter Ended
                                Year Ended December 31,       March 31, 1999
                              ---------------------------- --------------------
                               1994  1995 1996 1997  1998  Historical Pro Forma
                              ------ ---- ---- ---- ------ ---------- ---------
Distributions from Income...  $  798 $635 $715 $824 $  662    $ 96      $ 95
Distributions from Sales of
 Properties.................     574  --   --   --     391     --        --
Distributions from Return of
 Capital(1).................     147  208  128   19     83      82        70
                              ------ ---- ---- ---- ------    ----      ----
Total.......................  $1,519 $843 $843 $843 $1,136    $178      $165
                              ====== ==== ==== ==== ======    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. We believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-orientated operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

  (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

  (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

  (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                               Original                                           Estimated Value of
                           Limited Partner                                          APF Shares per
                           Investments Less                                        Average $10,000
                          any Distributions   GAAP Book Liquidation Going Concern  Original Limited
                         of Sales Proceeds(1)   Value    Value(2)     Value(2)    Partner Investment
                         -------------------- --------- ----------- ------------- ------------------
CNL Income Fund, Ltd....        $8,001         $5,471     $7,030       $7,589           $7,613

--------

(1) This column reflects, as of December 31, 1998, an adjustment to the Limited Partners' original average $10,000 investment based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital subsequently distributed).

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive two material benefits. These benefits include:

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                Estimated
                                                             Gain/(Loss) per
                                                             Average $10,000
                                                            Original Limited
                                                          Partner Investment(1)
                                                          ---------------------
     CNL Income Fund, Ltd. ..............................        $1,868

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or the notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employees' beneficiary association, supplemental unemployment benefit trust or qualified group legal services plan as described in sections 501(c)(7), (9), (17) or (20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      544,049 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,435,031)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (953,564)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/
 (Provision) for
 Federal Income
 Taxes............      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (953,564)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,202,243)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical Acquisition
                        Combined    CNL Income  Pro Forma          Adjusted
                           APF      Fund, Ltd. Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 233,666   $   5,535 (j)     $14,762,362
 Fees.............       1,256,304          0      (8,948)(k)       1,247,356
 Interest and
 Other Income.....       7,687,325      1,598           0           7,688,923
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790   $235,264   $  (3,413)        $23,698,641
 Expenses:
 General and
 Administrative...       4,669,012     25,032     (14,874)(l),(m)   4,679,170
 Management and
 Advisory Fees....               0          0           0 (n)               0
 Fees to Related
 Parties..........          23,115          0           0              23,115
 Interest
 Expense..........       4,819,998          0           0           4,819,998
 State Taxes......         235,208      5,667       2,361 (o)         243,236
 Depreciation--
 Other............          65,819          0           0              65,819
 Depreciation--
 Property.........       1,898,278     50,805      32,603 (p)       1,981,686
 Amortization.....         551,417        625           0             552,042
 Transaction
 Costs............         125,926     31,116           0             157,042
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,388,773    113,245      20,090          12,522,108
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $11,078,017  $ 122,019   $ (23,503)        $11,176,533
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     23,890      (2,782)(q)          38,379
 Gain on Sale of
 Properties.......               0          0           0                   0
 Provision For
 Loss on
 Properties.......        (215,797)         0           0            (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/
 (Provision) for
 Federal Income
 Taxes............      10,879,491    145,909     (26,285)         10,999,115
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                   0
                       ------------ ---------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,879,491  $ 145,909   $ (26,285)        $10,999,115
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                  Property                                Historical    Historical
                                 Acquisition                                 CNL           CNL       Combining
                     Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                        APF      Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                    ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........             513          29             542        n/a          n/a            n/a         n/a
                    ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......    $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                    ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......    $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                    ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......    $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                    ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...          50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                    ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...             n/a         n/a             n/a        n/a          n/a            n/a         n/a
                    ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...      37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                    ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....      37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                    ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......      14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......             191         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....    $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......    $ 41,269,740           0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............    $    548,862           0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..    $  1,083,564           0    $  1,083,564 $      --    $      --    $        --            0
Total assets....    $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $30,800,188 (v1),(w)
Total liabilities/
minority
interest........    $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....    $657,085,021           0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $31,220,558 (v1),(x)
                                   Historical Acquisition
                       Combined    CNL Income  Pro Forma              Adjusted
                         APF       Fund, Ltd. Adjustments            Pro Forma
                    -------------- ---------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........               542         17        n/a                      559
                    ============== ========== ==================== ==================
Earnings per
share/unit......    $          n/a       4.86 $      n/a           $          n/a
                    ============== ========== ==================== ==================
Book value per
share/unit......    $          n/a $   273.53 $      n/a           $        16.27
                    ============== ========== ==================== ==================
Dividends per
share/unit......    $          n/a $     8.90 $      n/a           $          n/a
                    ============== ========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...               n/a        n/a        n/a                    3.15x
                    ============== ========== ==================== ==================
Weighted average
units
outstanding
during period...               n/a     30,000        n/a                      n/a
                    ============== ========== ==================== ==================
Weighted average
shares
outstanding
during period...        43,497,401        n/a    570,980               44,068,381 (r)
                    ============== ========== ==================== ==================
Shares
outstanding.....        43,498,464        n/a    570,980               44,069,444
                    ============== ========== ==================== ==================
Cash
distributions
declared:.......               n/a    266,982        n/a           $   19,120,281 (s)
                                                                   ==================
Cash
distributions
declared per
$10,000
Investment......               n/a        178        n/a           $          217 (u)
                                                                   ==================
Balance sheet
data:
Real estate
assets, net.....    $  647,547,023 $7,523,383 $3,814,284 (v2)      $  658,884,690
Mortgages/notes
receivable......    $  289,166,027 $      --  $        0           $  289,166,027
Receivables,
net.............    $   14,969,032 $    7,883 $ (126,196)(y)       $   14,850,719
Investment
in/due from
joint ventures..    $    1,083,564 $  836,967 $  537,368(v2)       $    2,457,899
Total assets....    $1,052,383,510 $8,657,255 $3,087,449 (v2),(y)  $1,064,128,214
Total liabilities/
minority
interest........       346,929,801 $  451,309 $ (126,196)(y)       $  347,254,914
Total equity....    $  705,453,709 $8,205,946 $3,213,645 (v2)      $  716,873,300

--------

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
        Total                                        $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income  $ 62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs  $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees                             $  (697,364)
       Administrative executive and guaranteefees     (290,036)
       Servicing fees                                 (257,767)
       Advisory fees                                   (63,393)
                                                   ------------
                                                   $(1,308,560)
                                                   ============

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $535,157

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $5,535 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $ (9,001)
       Reimbursement of administrative costs   (16,728)
                                              ---------
                                              $(25,729)
                                              =========

  (l) Represents the elimination of $8,948 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $5,926 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $8,812 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $32,603 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $2,782 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.


  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                          CNL Financial
                                Advisor   Services Group Income Fund     Total
                              ----------- -------------- -----------  ------------
     Shares Offered             3,800,000    2,350,000    570,979.55  6,720,979.55
     Exchange Value                   $20          $20           $20           $20
                              -----------  -----------   -----------  ------------
     Share Consideration      $76,000,000  $47,000,000   $11,419,591  $134,419,591
     Cash Consideration               --           --        158,000       158,000
     APF Transaction Costs      6,044,305    3,737,925       920,770    10,703,000
                              -----------  -----------   -----------  ------------
        Total Purchase Price  $82,044,305  $50,737,925   $12,498,361  $145,280,591
                              ===========  ===========   ===========  ============
     Allocation of Purchase
     Price:
     ----------------------
     Net Assets Historical    $ 7,141,252  $10,006,878   $ 8,205,946  $ 25,354,076
     Purchase Price
      Adjustments:
      Land and buildings on
       operating leases                                    3,038,912     3,038,912
      Net investment in
       direct financing
       leases                                                775,372       775,372
      Investment in joint
       ventures                                              537,368       537,368
      Accrued rental income                                  (29,747)      (29,747)
      Intangibles and other
       assets                               (2,792,876)      (29,490)   (2,822,366)
      Goodwill*                             43,523,923           --     43,523,923
      Excess purchase price    74,903,053          --            --     74,903,053
                              -----------  -----------   -----------  ------------
        Total Allocation      $82,044,305  $50,737,925   $12,498,361  $145,280,591
                              ===========  ===========   ===========  ============

  --------

  * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,903,053 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 43,523,923 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

   1. Common Stock (CFA, CFS, CFC)--Class A                8,600
    Common Stock (CFA, CFS, CFC)--Class B                  4,825
    APIC (CFA, CFS, CFC)                              13,857,645
    Retained Earnings                                  3,277,060
    Accumulated distributions in excess of earnings   74,903,053
    Goodwill for CFC (Intangibles and other assets)   43,523,923
     CFC/CFS Org Costs/Other Assets                                2,792,876
     Cash to pay APF transaction costs                             9,782,230
     APF Common Stock                                                 61,500
     APF APIC                                                    122,938,500
    (To record acquisition of CFA, CFS and CFC)
   2.Partners Capital                                  8,205,946
    Land and buildings on operating leases             3,038,912
    Net investment in direct financing leases            775,372
    Investment in joint ventures                         537,368
     Accrued rental income                                            29,747
     Intangibles and other assets                                     29,490
     Cash to pay APF Transaction costs                               920,770
     Cash consideration to Income Funds                              158,000
     APF Common Stock                                                  5,710
     APF APIC                                                     11,413,881
    (To record acquisition of your Income Fund)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Fund of $126,196 in related party payables recorded as receivables by the Advisor.

          SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund, Ltd." in this supplement.

                              Quarter Ended
                                March 31,                       Year Ended December 31,
                          --------------------- -------------------------------------------------------
                             1999       1998       1998       1997       1996       1995       1994
                          ---------- ---------- ---------- ---------- ---------- ---------- -----------
                               (unaudited)
Revenues (1)............  $  259,154 $  297,611 $1,153,824 $1,333,000 $1,389,308 $1,290,567 $ 1,358,871
Net income (2)..........     145,909    213,539  1,001,437  1,248,757  1,083,109    962,102   1,208,576
Cash distributions
 declared (3)...........     266,982    316,221  1,703,468  1,264,884  1,264,884  1,264,883   2,279,123
Net income per unit
 (2)....................        4.82       7.05      33.09      41.24      35.75      31.75       39.91
Cash distributions
 declared per unit (3)..        8.90      10.54      56.78      42.16      42.16      42.16       75.97
GAAP book value per
 unit ..................      273.53     297.55     277.57     300.97     301.51     307.57      317.66
Weighted average number
 of Limited Partner
 units outstanding......      30,000     30,000     30,000     30,000     30,000     30,000      30,000
                                March 31,                            December 31,
                          --------------------- -------------------------------------------------------
                             1999       1998       1998       1997       1996       1995       1994
                          ---------- ---------- ---------- ---------- ---------- ---------- -----------
                               (unaudited)
Total assets............  $8,657,255 $9,407,583 $8,760,926 $9,500,078 $9,479,777 $9,668,878 $10,857,414
Total partners'
 capital................   8,205,946  8,926,368  8,327,019  9,029,050  9,045,177  9,226,952   9,529,733

--------

(1) Revenues include equity in earnings of joint ventures.

(2) Net income for the years ended December 31, 1998, 1997 and 1996, includes $235,804, $233,183 and $19,000, respectively, from gains on sale of land and buildings.

(3) Distributions for the years ended December 31, 1998 and 1994 include $586,300 and $861,500, respectively, as a result of the distribution of a portion of the net sales proceeds from the sales of restaurant properties.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
               AND RESULTS OF OPERATIONS OF CNL INCOME FUND, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on November 26, 1985, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains. The leases generally are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 17 restaurant properties, which included interests in two restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and one restaurant property owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998, was cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses. For the quarters ended March 31, 1999 and 1998, the Income Fund generated cash from operations of $244,246 and $290,063, respectively. The decrease in cash from operations for the quarter ended March 31, 1999 is primarily a result of changes in income and expenses as described in "Results of Operations" below.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the Limited Partners. At March 31, 1999, the Income Fund had $229,785 invested in such short-term investments, as compared to $252,521 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually.

   Total liabilities of the Income Fund, including distributions payable, increased to $451,309 at March 31, 1999, from $433,907 at December 31, 1998, primarily as a result of the Income Fund accruing transaction costs relating to the Acquisition. The increase in liabilities at March 31, 1999 was partially offset by a decrease in rents paid in advance at March 31, 1999, as compared to December 31, 1998. Liabilities at March 31, 1999, to the extent they exceed cash and cash equivalents at March 31, 1999, will be paid from future cash from operations and, in the event we elect to make additional capital contributions or loans to the Income Fund, from future capital contributions or loans from us.

   Based on current and anticipated future cash from operations, the Income Fund declared distributions to Limited Partners of $266,982 and $316,221 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions of $8.90 and $10.54 per unit for the quarters ended March 31, 1999 and 1998, respectively. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the Income Funds filed a lawsuit against us and APF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses, of $1,033,789, $1,316,816, and $1,132,688. The decrease in cash from operations during 1998, as compared to 1997, and the increase during 1997, as compared to 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Cash from operations during the years ended December 31, 1998, 1997, and 1996, was also affected by the following.

   In August 1996, the Income Fund entered into a lease amendment with the tenant of the restaurant property in Mesquite, Texas, to provide for lower initial base rent with scheduled rent increases retroactively effective March 1996. In anticipation of entering into this lease amendment, the Income Fund accepted a promissory note in March 1996, in the amount of $156,308, for past due rental and other amounts, and real estate taxes previously paid by the Income Fund on behalf of the tenant. Payments were due in 60 monthly installments of $3,492, including interest at a rate of 11 percent per annum, and collections commenced on June 1, 1996. Receivables at December 31, 1996, included $150,787 of such amounts, including accrued interest of $5,657 and late fees of $1,222. During 1997, the Income Fund collected the full amount of the promissory note.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In June 1996, the Income Fund sold a small, undeveloped portion of the land relating to its restaurant property in Mesquite, Texas. In connection therewith, the Income Fund received net sales proceeds of $20,000 and recognized a gain for financial reporting purposes of $19,000. Proceeds from the sale were used for operating activities of the Income Fund.

   During 1996 and 1997, the Income Fund entered into various promissory notes with the corporate general partner for loans totalling $83,100 and $133,000, respectively, in connection with the operations of the Income Fund. The loans were uncollateralized, non-interest bearing and due on demand. As of December 31, 1997, the Income Fund had repaid the loans in full to the corporate general partner.

   In August 1997, the Income Fund sold its restaurant property in Casa Grande, Arizona, to a third party for $840,000 and received net sales proceeds of $793,009, resulting in a gain of $233,183 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1986 and had a cost of approximately $667,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $128,400 in excess of its original purchase price. In October 1997, the Income Fund reinvested the majority of the net sales proceeds in a restaurant property in Camp Hill, Pennsylvania, as described below. The Income Fund used the remaining net sales proceeds to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners. The transaction, or a portion thereof, relating to the sale of the restaurant property in Casa Grande, Arizona, and the reinvestment of the majority of the net sales proceeds in a restaurant property in Camp Hill, Pennsylvania, qualified as a like-kind exchange transaction for federal income tax purposes.

   In addition, in August 1997, Seventh Avenue Joint Venture, in which the Income Fund owned a 50 percent interest, sold its restaurant property to its tenant for $950,000 and received net sales proceeds of


$944,747, resulting in a gain to the joint venture of approximately $295,100 for financial reporting purposes. The restaurant property was originally acquired by Seventh Avenue Joint Venture in June 1986 and had a total cost of approximately $770,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the restaurant property for approximately $177,400 in excess of its original purchase price. During 1997, as a result of the sale of the restaurant property, the joint venture was dissolved in accordance with the joint venture agreement. As a result, the Income Fund received approximately $472,400, representing its pro rata share of the net sales proceeds received by the joint venture. In October 1997, the Income Fund reinvested a portion of these net sales proceeds in a Ground Round restaurant property in Camp Hill, Pennsylvania, as described below. In December 1997, the Income Fund reinvested the remaining net sales proceeds in a restaurant property located in Vancouver, Washington, as tenants-in-common with certain of our affiliates. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from the sale.

   In April 1998, the Income Fund sold its restaurant property in Kissimmee, Florida, to the tenant for $680,000 and received net sales proceeds of $661,300, resulting in a gain of $235,804 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in 1987 and had a cost of approximately $475,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold this restaurant property for approximately $185,900 in excess of its original purchase price. In connection with the sale, the Income Fund incurred a deferred, real estate disposition fee of $20,400. Payment of the real estate disposition fee is subordinated to receipt by the Limited Partners of the cumulative 10% preferred return, plus their adjusted capital contributions. The Income Fund distributed $586,300 of the net sales proceeds as a special distribution to the Limited Partners and the balance of the funds were retained by the Income Fund to meet the Income Fund's working capital, including acquisition and development of restaurant properties, and other needs. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from the sale. To the extent that any of the sales proceeds remain undistributed or not invested when the Income Fund is acquired by APF, such funds will become an asset of APF and therefore will not be distributed to the Limited Partners.

   None of the restaurant properties owned by the Income Fund or any joint venture in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowings from us, however, the Income Fund may borrow, in our discretion, for the purpose of maintaining the operations of the Income Fund. The Income Fund will not encumber any of the restaurant properties in connection with any borrowings or advances. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund also will not borrow under circumstances which would make the Limited Partners liable to creditors of the Income Fund. Our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $252,521 invested in such short-term investments as compared to $184,130 at December 31, 1997. The increase in cash and cash equivalents is primarily due to the Income Fund not reinvesting all of the net sales proceeds received from the sale of the restaurant property in Kissimmee, Florida in April 1998. The funds remaining at December 31, 1998, will be used for the payment of distributions and other liabilities.

   During 1998, 1997, and 1996, certain of our affiliates incurred on behalf of the Income Fund $45,018, $33,962, and $40,510, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the

Income Fund owed $41,910 and $48,991, respectively, to affiliates for such amounts and accounting and administrative services. In addition, as of December 31, 1998 and 1997, the Income Fund also owed affiliates $87,150 and $66,750, respectively, in real estate disposition fees due as a result of services rendered in connection with the sale of one restaurant property during 1998 and two restaurant properties in previous years. The payment of such fees is deferred until the Limited Partners have received the sum of their cumulative 10% preferred return and their adjusted capital contributions.

   Amounts payable to other parties, including distributions payable, decreased to $268,742 at December 31, 1998, from $319,550 at December 31, 1997. The decrease is primarily the result of a decrease in distributions payable to the Limited Partners at December 31, 1998.

   Based primarily on current and anticipated future cash from operations, proceeds from the sale of restaurant properties as described above, and to a lesser extent additional loans received from us, the Income Fund declared distributions to Limited Partners of $1,703,468 during 1998 and $1,264,884 for each of the years ended December 31, 1997 and 1996. This represents distributions of $56.78 per Unit for the year ended December 31, 1998 and $42.16 per unit for each of the years ended December 31, 1997 and 1996. Distributions during 1998 included $586,300 of net sales proceeds from the sale of the restaurant property in Kissimmee, Florida. This special distribution was effectively a return of a portion of the Limited Partners investment; although, in accordance with the Income Fund's partnership agreement, $216,361 was applied towards the 10% preferred return, on a cumulative basis, and the balance of $369,939 was treated as a return of capital for purposes of calculating the 10% preferred return. As a result of the sale of the restaurant property during 1998, the Income Fund's total revenue was reduced during 1998 and is expected to remain reduced in subsequent years, while the majority of the Income Fund's operating expenses remained fixed. Therefore, distributions of net cash flow were adjusted commencing during the quarter ended June 30, 1998.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases for the Income Fund's restaurant properties are generally on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarter ended March 31, 1998, the Income Fund owned and leased 15 wholly owned restaurant properties, which included one restaurant property in Kissimmee, Florida, that was sold in April 1998, to operators of fast-food and family-style restaurant chains and during the quarter ended March 31, 1999, the Income Fund owned and leased 14 wholly owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $233,666 and $273,609, respectively, in rental income from these restaurant properties. Rental income decreased during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, by approximately $15,200 as a result of the sale of a restaurant property during 1998.

   The decrease in rental income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is also partially a result of the fact that during the quarter ended March 31, 1999, the Income

Fund established an allowance for doubtful accounts of approximately $11,800 in connection with the tenant of the restaurant property in Mesquite, Texas filing for bankruptcy. While the tenant has not rejected or affirmed this lease, there can be no assurance that the lease will not be rejected in the future. The possible rejection of this lease could have an adverse effect on the results of operations of the Income Fund, if the Income Fund is not able to re-lease the restaurant property in a timely manner. In addition, due to the financial difficulties the tenant is experiencing, contingent rental income relating to the Mesquite, Texas restaurant property decreased by approximately $6,500 during the quarter ended March 31, 1999, as compared to the quarter ended
March 31, 1998.

   For the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased two restaurant properties indirectly through joint venture arrangements and one restaurant property with affiliates as tenants-in-

common. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $23,890 and $20,873, respectively, attributable to net income earned by these joint ventures.

   Operating expenses, including depreciation and amortization expense, were $113,245 and $84,072 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses is primarily attributable to the fact that the Income Fund incurred $31,116 in transaction costs related to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. If the Limited Partners reject the Acquisition, the Income Fund will bear their portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

 The Years Ended December 31, 1998, 1997 and 1996

   During 1996, the Income Fund owned and leased 15 wholly owned restaurant properties, during 1997, the Income Fund owned and leased 16 wholly owned restaurant properties, including one restaurant property in Casa Grande, Arizona, which was sold in August 1997, and during 1998, the Income Fund owned and leased 15 wholly owned restaurant properties, including one restaurant property in Kissimmee, Florida, which was sold in April 1998. During the years ended December 31, 1997 and 1996, the Income Fund was also a co-venturer in three separate joint ventures that each owned and leased one restaurant property, including one restaurant property owned and leased by Seventh Avenue Joint Venture, which was sold in August 1997, and during the year ended December 31, 1998, the Income Fund was a co-venturer in two separate joint ventures that each owned and leased one restaurant property. In addition, during 1997 and 1998, the Income Fund owned and leased one restaurant property, with one of our affiliates, as tenants-in-common. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 17 restaurant properties which are, in general, subject to long-term, triple net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $16,000 to $222,800. Generally, the leases provide for percentage rent based on sales in excess of a specified amount. In addition, certain leases provide for increases in the annual base rent during the lease term.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $1,015,292, $1,038,443, and $1,115,530, respectively, in base rental income from the Income Fund's wholly owned restaurant properties described above. The decrease in rental income during 1998 and 1997, each as compared to the previous year, is partially attributable to a decrease in rental income as a result of the sale of restaurant properties during 1998 and 1997. The decrease during 1998 and 1997, each as compared to the previous year, is partially offset by an increase in rental income due to the fact that the Income Fund reinvested the majority of these net sales proceeds in a restaurant property in Camp Hill, Pennsylvania, in October 1997, as described above in "Liquidity and Capital Resources."

   The decrease in rental income during 1997, as compared to 1996, is also partially attributable to the fact that during 1996, the Income Fund recognized as income approximately $62,000 due under the promissory note with the tenant of the restaurant property in Mesquite, Texas, for which the Income Fund had previously established an allowance for doubtful accounts as the result of collection being doubtful, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $22,193, $22,205, and $56,409, respectively, in contingent rental income. The decrease in contingent rental income during 1998 and 1997, as compared to 1996, is attributable to the fact that during 1996, the Income Fund recognized approximately $27,800 in contingent rental income due under the promissory note with the tenant of the restaurant property in Mesquite, Texas, for which the Income Fund had previously established an allowance for doubtful accounts as the result of collection being doubtful, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $21,087, $22,210, and $101,293, respectively, in interest and other income. The decrease in interest and other income during 1997, as compared to 1996, is primarily attributable to the fact that during 1996, the Income Fund recognized approximately $82,600 in interest and other income due under the promissory note with the tenant of the restaurant property in Mesquite, Texas, for which the Income Fund had previously established an allowance for doubtful accounts due to collection being doubtful, as described above in "Liquidity and Capital Resources."

   In addition, during the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $95,252, $250,142, and $116,076, respectively, attributable to net income earned by the three joint ventures in which the Income Fund is a co-venturer and one restaurant property with affiliates as tenants-in-common, including one restaurant property owned and leased by Seventh Avenue Joint Venture, which was sold in August 1997. The decrease in net income earned by joint ventures during 1998, as compared to 1997, and the increase during 1997, as compared to 1996, is partially attributable to the fact that in August 1997, Seventh Avenue Joint Venture, in which the Income Fund owns a 50 percent interest, recognized a gain of approximately $295,100 for financial reporting purposes, as a result of the sale of its restaurant property, as described above in "Liquidity and Capital Resources." The decrease during 1998, as compared to 1997, is also partially attributable to, and the increase during 1997, as compared to 1996, is partially offset by, a decrease in rental income earned by the joint venture due to the sale of the restaurant property in August 1997 and the subsequent liquidation of the joint venture in accordance with the joint venture agreement. The decrease during 1998 is also partially offset by the fact that in December 1997, the Income Fund reinvested a portion of its pro rata share of the net sales proceeds in a restaurant property in Vancouver, Washington, as tenants-in-common with certain of our affiliates.

   During the year ended December 31, 1998, one of the Income Fund's lessees, Golden Corral Corporation, contributed more than ten percent of the Income Fund's total rental income, including the Income Fund's share of the rental income from two restaurant properties owned by joint ventures and one restaurant property owned with an affiliate as tenants-in-common. As of December 31, 1998, Golden Corral Corporation was the lessee under leases relating to five restaurants. It is anticipated that Golden Corral Corporation will continue to contribute ten percent or more of the Income Fund's total rental income during 1999. In addition, two restaurant chains, Golden Corral and Wendy's each accounted for more than ten percent of the Income Fund's total rental income in 1998, including the Income Fund's share of the rental income from two restaurant properties owned by joint ventures and one restaurant property owned with an affiliate as tenants-in-common. It is anticipated that these two restaurant chains each will continue to account for more than ten percent of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $388,191, $317,426, and $325,199 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in operating expenses during 1998, as compared to 1997, is partially attributable to an increase in amortization expense relating to the amortization of the difference between the investment in a joint venture and the underlying equity of the joint venture at December 31, 1998.

   The increase in operating expenses during 1998, as compared to 1997, is also partially due to the fact that the Income Fund incurred $7,322 in transaction costs related to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. The decrease in operating expenses during 1997, as compared to 1996, is primarily attributable to a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties.

   As a result of the sale of the restaurant property in Kissimmee, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $235,804 for financial reporting purposes during 1998. In addition, as a result of the sale of the restaurant property in Casa Grande, Arizona, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $233,183 during 1997, for financial reporting purposes. In 1996, the Income Fund sold a portion of land related to the restaurant property in Mesquite, Texas, as described above in "Liquidity and Capital Resources," and recognized a gain of $19,000 for financial reporting purposes.

   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.




Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999, the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates of the general partners provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team, for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income

Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998....................................................................   F-2
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................   F-3
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................   F-5
Report of Independent Accountants........................................   F-6
Balance Sheets as of December 31, 1998 and 1997..........................   F-7
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................   F-8
Statements of Partners' Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................   F-9
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-10
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-11
Unaudited Pro Forma Financial Information................................  F-19
Unaudited Pro Forma Balance Sheet as of March 31, 1999...................  F-20
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999....................................................................  F-22
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998....................................................................  F-24
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999................................................................  F-26
Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998................................................................  F-28
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-30

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                       March 31,  December 31,
                                                          1999        1998
                                                       ---------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,328,432 and
 $2,277,627........................................... $7,523,383  $7,574,188
Investment in joint ventures..........................    836,967     841,379
Cash and cash equivalents.............................    229,785     252,521
Receivables, less allowance for doubtful accounts of
 $12,525 in 1999......................................      7,883      30,959
Prepaid expenses......................................      4,490       5,463
Lease costs, less accumulated amortization of $25,000
 and $24,375..........................................     25,000      25,625
Accrued rental income.................................     29,747      30,791
                                                       ----------  ----------
                                                       $8,657,255  $8,760,926
                                                       ==========  ==========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $   32,994  $      736
Accrued and escrowed real estate taxes payable........      3,207       1,024
Distributions payable.................................    266,982     266,982
Due to related parties................................    126,196     129,060
Rents paid in advance and deposits....................     21,930      36,105
                                                       ----------  ----------
  Total liabilities...................................    451,309     433,907
Partners' capital.....................................  8,205,946   8,327,019
                                                       ----------  ----------
                                                       $8,657,255  $8,760,926
                                                       ==========  ==========

         See accompanying notes to condensed financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                 March 31,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
Revenues:
  Rental income from operating leases....................... $233,666 $273,609
  Interest and other income.................................    1,598    3,129
                                                             -------- --------
                                                              235,264  276,738
                                                             -------- --------
Expenses:
  General operating and administrative......................   21,676   22,148
  Professional services.....................................    2,265    2,785
  Real estate taxes.........................................    1,091    1,081
  State and other taxes.....................................    5,667    4,407
  Depreciation and amortization.............................   51,430   53,651
  Transaction costs.........................................   31,116      --
                                                             -------- --------
                                                              113,245   84,072
                                                             -------- --------
Income Before Equity in Earnings of Joint Ventures..........  122,019  192,666
Equity in Earnings of Joint Ventures........................   23,890   20,873
                                                             -------- --------
Net Income.................................................. $145,909 $213,539
                                                             ======== ========
Allocation of Net Income:
  General partners.......................................... $  1,459 $  2,135
  Limited partners..........................................  144,450  211,404
                                                             -------- --------
                                                             $145,909 $213,539
                                                             ======== ========
Net Income Per Limited Partner Unit......................... $   4.82 $   7.05
                                                             ======== ========
Weighted Average Number of Limited Partner Units
 Outstanding................................................   30,000   30,000
                                                             ======== ========

         See accompanying notes to condensed financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $  330,430   $   321,759
  Net income........................................       1,459         8,671
                                                      ----------   -----------
                                                         331,889       330,430
                                                      ----------   -----------
Limited partners:
  Beginning balance.................................   7,996,589     8,707,291
  Net income........................................     144,450       992,766
  Distributions ($8.90 and $56.78 per limited
   partner unit, respectively)......................    (266,982)   (1,703,468)
                                                      ----------   -----------
                                                       7,874,057     7,996,589
                                                      ----------   -----------
    Total partners' capital.........................  $8,205,946   $ 8,327,019
                                                      ==========   ===========

         See accompanying notes to condensed financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                              Quarter Ended
                                                                 March 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities................. $244,246  $290,063
                                                             --------  --------
Cash Flows from Investing Activities:
  Decrease in restricted cash...............................      --    126,009
                                                             --------  --------
  Net cash provided by investing activities.................      --    126,009
                                                             --------  --------
Cash Flows from Financing Activities:
  Distributions to limited partners......................... (266,982) (316,221)
                                                             --------  --------
    Net cash used in financing activities................... (266,982) (316,221)
                                                             --------  --------
Net Increase (Decrease) in Cash and Cash Equivalents........  (22,736)   99,851
Cash and Cash Equivalents at Beginning of Quarter...........  252,521   184,130
                                                             --------  --------
Cash and Cash Equivalents at End of Quarter................. $229,785  $283,981
                                                             ========  ========
Supplemental Schedule of Non-Cash Financing Activities:
  Distributions declared and unpaid at end of quarter....... $266,982  $316,221
                                                             ========  ========

         See accompanying notes to condensed financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 1,157,759 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $11,384,042 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

3. Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 578,880 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund, Ltd. (a Florida Limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 1, 1999, except for
 Note 10 for which the date is
 March 11, 1999 and Note 11 for
 which the date is June 3, 1999

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                              December 31,
                                                          ---------------------
                                                             1998       1997
                                                          ---------- ----------
                         ASSETS
Land and buildings on operating leases, less accumulated
 depreciation...........................................  $7,574,188 $8,185,465
Investment in and due from joint ventures...............     841,379    919,476
Cash and cash equivalents...............................     252,521    184,130
Restricted cash.........................................         --     129,257
Receivables, less allowance for doubtful accounts of
 $3,092 in 1997.........................................      30,959     21,331
Prepaid expenses........................................       5,463      4,989
Lease costs, less accumulated amortization of $24,375
 and $21,875............................................      25,625     28,125
Accrued rental income...................................      30,791     27,305
                                                          ---------- ----------
                                                          $8,760,926 $9,500,078
                                                          ========== ==========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable........................................  $      736 $    2,595
Escrowed real estate taxes payable......................       1,024        734
Distributions payable...................................     266,982    316,221
Due to related parties..................................     129,060    115,741
Rents paid in advance and deposits......................      36,105     35,737
                                                          ---------- ----------
  Total liabilities.....................................     433,907    471,028
Partners' capital.......................................   8,327,019  9,029,050
                                                          ---------- ----------
                                                          $8,760,926 $9,500,078
                                                          ========== ==========

       See accompanying notes to consolidated financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              --------------------------------
                                                 1998       1997       1996
                                              ---------- ---------- ----------
Revenues:
  Rental income from operating leases........ $1,015,292 $1,038,443 $1,115,530
  Contingent rental income...................     22,193     22,205     56,409
  Interest and other income..................     21,087     22,210    101,293
                                              ---------- ---------- ----------
                                               1,058,572  1,082,858  1,273,232
                                              ---------- ---------- ----------
Expenses:
  General operating and administrative.......     87,080     86,780     92,462
  Professional services......................     17,110     12,772     13,262
  Real estate taxes..........................      3,969      3,929      4,009
  State and other taxes......................      4,450      5,138      5,260
  Depreciation and amortization..............    268,260    208,807    210,206
  Transaction costs..........................      7,322        --         --
                                              ---------- ---------- ----------
                                                 388,191    317,426    325,199
                                              ---------- ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Gain on Sale of Land and
 Buildings...................................    670,381    765,432    948,033
Equity in Earnings of Joint Ventures.........     95,252    250,142    116,076
Gain on Sale of Land and Buildings...........    235,804    233,183     19,000
                                              ---------- ---------- ----------
Net Income................................... $1,001,437 $1,248,757 $1,083,109
                                              ========== ========== ==========
Allocation of Net Income:
  General partners........................... $    8,671 $   11,577 $   10,641
  Limited partners...........................    992,766  1,237,180  1,072,468
                                              ---------- ---------- ----------
                                              $1,001,437 $1,248,757 $1,083,109
                                              ========== ========== ==========
Net Income Per Limited Partner Unit.......... $    33.09 $    41.24 $    35.75
                                              ========== ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................     30,000     30,000     30,000
                                              ========== ========== ==========

       See accompanying notes to consolidated financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................   $ 193,400    $106,141    $13,314,525  $(13,429,078)  $10,705,104 $(1,663,140) $ 9,226,952
 Distributions to
  limited partners
  ($42.16 per limited
  partner unit).........         --          --             --     (1,264,884)          --          --    (1,264,884)
 Net income.............         --       10,641            --            --      1,072,468         --     1,083,109
                           ---------    --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     193,400     116,782     13,314,525   (14,693,962)   11,777,572  (1,663,140)   9,045,177
 Distributions to
  limited partners
  ($42.16 per limited
  partner unit).........         --          --             --     (1,264,884)          --          --    (1,264,884)
 Net income.............         --       11,577            --            --      1,237,180         --     1,248,757
                           ---------    --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     193,400     128,359     13,314,525   (15,958,846)   13,014,752  (1,663,140)   9,029,050
 Distributions to
  limited partners
  ($44.45 per limited
  partner unit).........         --          --        (369,939)   (1,333,529)          --          --    (1,703,468)
 Net income.............         --        8,671            --            --        992,766         --     1,001,437
                           ---------    --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................   $ 193,400    $137,030    $12,944,586  $(17,292,375)  $14,007,518 $(1,663,140) $ 8,327,019
                           =========    ========    ===========  ============   =========== ===========  ===========

       See accompanying notes to consolidated financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $1,030,115  $1,227,883  $1,096,290
 Distributions from joint ventures.........     113,770     152,019     133,296
 Cash paid for expenses....................    (131,054)    (84,642)   (106,546)
 Interest received.........................      20,958      21,556       9,648
                                             ----------  ----------  ----------
   Net cash provided by operating
    activities.............................   1,033,789   1,316,816   1,132,688
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and
   buildings...............................     661,300     793,009      20,000
  Additions to land and building...........         --     (863,135)        --
  Return of capital from joint venture.....         --      472,373         --
  Investment in joint venture..............         --     (303,419)        --
  Decrease (increase) in restricted cash...     126,009    (126,009)        --
                                             ----------  ----------  ----------
   Net cash provided by (used in) investing
    activities.............................     787,309     (27,181)     20,000
                                             ----------  ----------  ----------
 Cash Flows from Financing Activities:
  Proceeds from loan from corporate
   general partner.........................         --      133,000      83,100
  Repayment of loan from corporate general
   partner.................................         --     (133,000)    (83,100)
  Distributions to limited partners........  (1,752,707) (1,264,884) (1,264,884)
                                             ----------  ----------  ----------
   Net cash used in financing activities...  (1,752,707) (1,264,884) (1,264,884)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................      68,391      24,751    (112,196)
Cash and Cash Equivalents at Beginning of
 Year......................................     184,130     159,379     271,575
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $  252,521  $  184,130  $  159,379
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $1,001,437  $1,248,757  $1,083,109
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Depreciation..............................     206,181     206,307     207,706
 Amortization..............................      62,079       2,500       2,500
 Equity in earnings of joint ventures, net
  of distributions.........................      18,518     (98,123)     17,220
 Gain on sale of land and buildings........    (235,804)   (233,183)    (19,000)
 Decrease (increase) in receivables........      (6,380)    158,360    (151,105)
 Increase in prepaid expenses..............        (474)       (524)       (650)
 Decrease (increase) in accrued rental
  income...................................      (3,486)     (3,706)      1,234
 Increase (decrease) in accounts payable
  and accrued expenses.....................      (1,569)        673     (11,712)
 Increase (decrease) in due to related
  parties..................................      (7,081)     20,729      19,873
 Increase (decrease) in rents paid in
  advance and deposits.....................         368      15,026     (16,487)
                                             ----------  ----------  ----------
   Total adjustments.......................      32,352      68,059      49,579
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $1,033,789  $1,316,816  $1,132,688
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Investing
 and Financing Activities:
 Deferred real estate disposition fee
  incurred and unpaid at end of year.......  $   20,400  $      --   $      --
                                             ==========  ==========  ==========
 Distributions declared and unpaid at
  December 31..............................  $  266,982  $  316,221  $  316,221
                                             ==========  ==========  ==========

       See accompanying notes to consolidated financial statements.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are generally leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the operating method. Under the operating method, land and building leases are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease or events or changes in circumstances indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonable possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and the allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Sand Lake Road Joint Venture, Orange Avenue Joint Venture, and a property in Vancouver, Washington, held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases have been classified as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or three successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 3,759,766  $ 3,999,700
   Buildings..........................................   6,092,049    6,358,678
                                                       -----------  -----------
                                                         9,851,815   10,358,378
   Less accumulated depreciation......................  (2,277,627)  (2,172,913)
                                                       -----------  -----------
                                                       $ 7,574,188  $ 8,185,465
                                                       ===========  ===========

   In August 1997, the Partnership sold its property in Casa Grande, Arizona, to a third party for $840,000 and received net sales proceeds of $793,009, resulting in a gain of $233,183 for financial reporting purposes. This property was originally acquired by the Partnership in December 1986 and had a cost of approximately $667,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $128,400 in excess of its original purchase price. In October 1997, the Partnership reinvested the majority of the net sales proceeds in a property located in Camp Hill, Pennsylvania.

   During the year ended December 31, 1998, the Partnership sold its property in Kissimmee, Florida for $680,000 and received net sales proceeds of $661,300 resulting in a gain of $235,804 for financial reporting purposes. This property was originally acquired by the Partnership in 1987 and had a cost of approximately $475,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold this property for approximately $185,900 in excess of its original purchase price. In connection with the sale, the Partnership incurred a deferred, subordinated, real estate disposition fee of $20,400 (See Note 8).

   Certain leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998 and 1997, the Partnership recognized $3,486 and $3,706, respectively, of such income. For the year ended December 31, 1996, rental payments received exceeded the rental income recognized on a straight-line basis by $1,234.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999.............................................................. $  894,752
   2000..............................................................    894,405
   2001..............................................................    870,528
   2002..............................................................    457,415
   2003..............................................................    456,511
   Thereafter........................................................  4,013,686
                                                                      ----------
                                                                      $7,587,297
                                                                      ==========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

4. Investment in Joint Ventures:

   In August 1997, Seventh Avenue Joint Venture, in which the Partnership owned a 50 percent interest, sold its property to its tenant for $950,000, and received net sales proceeds of $944,747, resulting in a gain to the joint venture of approximately $295,100 for financial reporting purposes. The property was originally acquired by Seventh Avenue Joint Venture in June 1986 and had a total cost of approximately $770,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $177,400 in excess of its original purchase price. During 1997, as a result of the sale of the property, the joint venture was dissolved in accordance with the joint venture agreement. As a result, the Partnership received approximately $472,400, representing its pro-rata share of the net sales proceeds received by the joint venture.

   In December 1997, the Partnership acquired a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 12.17% interest in this property.

   As of December 31, 1998, the Partnership had a 50 percent interest in the profits and losses of Orange Avenue Joint Venture and Sand Lake Road Joint Venture, and owned a 12.17% interest in a property in Vancouver, Washington, as tenants-in-common. These joint ventures, and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the property held as tenants-in-common with affiliates at December 31:

                                                            1998       1997
                                                         ---------- ----------
   Land and buildings on operating leases, less accumu-
    lated depreciation.................................  $3,261,368 $3,338,774
   Cash................................................       1,354      1,636
   Prepaid expenses....................................         219        --
   Accrued rental income...............................      23,087        --
   Liabilities.........................................       1,619      1,677
   Partners' capital...................................   3,284,409  3,338,733
   Revenues............................................     420,677    246,236
   Gain on sale of land and building...................         --     295,080
   Net income..........................................     340,503    500,285

   The Partnership recognized income totaling $95,252, $250,142 and $116,076 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

5. Restricted Cash:

   As of December 31, 1997, the remaining net sales proceeds of $126,009 from the sale of the property in Casa Grande, Arizona, plus accrued interest of $3,248, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property or use for other Partnership purposes. During 1998, the funds were returned to the Partnership and used to pay distributions to the limited partners.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

6. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1998, the Partnership declared distributions to the limited partners of $1,703,468, and during each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $1,264,884. Distributions for the year ended December 31, 1998, included $586,300 in a special distribution, as a result of the distribution of net sales proceeds from the sale of the property in Kissimmee, Florida. This special distribution was effectively a return of a portion of the limited partners' investment, although, in accordance with the Partnership agreement, $216,361 was applied toward the limited partners' 10% Preferred Return and the balance of $369,939 was treated as a return of capital for purposes of calculating the limited partners' 10% Preferred Return. As a result of the return of capital, and the returns of capital in prior years, the amount of the limited partners' invested capital contributions (which generally is the limited partners' capital contributions, less distributions from the sale of a property that are considered to be a return of capital) was decreased; therefore, the amount of the limited partners' invested capital contributions on which the 10% Preferred Return is calculated was lowered accordingly. As a result of the sale of the property during 1998, the Partnership's total revenue was reduced, while the majority of the Partnership's operating expenses remained fixed. Therefore, distributions of net cash flow were adjusted during the quarter ended June 30, 1998. No distributions have been made to the general partners to date.

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

7. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $1,001,437  $1,248,757  $1,083,109
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (87,967)   (104,279)   (108,995)
   Gain on sale of land and buildings for
    financial reporting purposes less than
    (in excess of) gain for tax reporting
    purposes...............................      58,632    (233,183)        --
   Equity in earnings of joint ventures for
    financial reporting purposes less than
    (in excess of) equity in earnings of
    joint ventures for tax reporting
    purposes...............................      49,058     (18,410)    (17,987)
   Capitalization of transaction costs for
    tax reporting purposes.................       7,322         --          --
   Accrued rental income...................      (3,486)     (3,706)      1,234
   Rents paid in advance...................         368      15,026     (16,487)
   Allowance for doubtful accounts.........      (3,091)      1,679    (120,724)
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $1,022,273  $  905,884  $  820,150
                                             ==========  ==========  ==========

8. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. James M. Seneff, Jr. is director, chairman of the board of directors and chief executive officer of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated property management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

will be incurred until such replacement property is sold and the net sales proceeds are distributed. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of the 10% Preferred Return on a cumulative basis, plus their adjusted capital contributions. For the year ended December 31, 1998, the Partnership incurred $20,400 in a deferred, subordinated real estate disposition fee as a result of the sale of a property (See Note 3). No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997 and 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $63,981, $57,679 and $67,685 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                1998     1997
                                                              -------- --------
   Due to CNL Fund Advisors, Inc. and its affiliates:
    Deferred, subordinated real estate disposition fee....... $ 87,150 $ 66,750
    Expenditures incurred on behalf of the Partnership.......   15,123   17,902
    Accounting and administrative services...................   26,787   31,089
                                                              -------- --------
                                                              $129,060 $115,741
                                                              ======== ========

   The deferred, subordinated real estate disposition fees are the result of the Partnership's sale of one property during 1998 and two properties in prior years. These fees will not be paid until after the limited partners have received their cumulative 10% Preferred Return, plus their adjusted capital contributions, as described above.

9. Concentration of Credit Risk:

   The following schedule presents total rental income from individual lessees, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and the property held as tenants-in-common with an affiliate), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Golden Corral Corporation........................ $452,653 $452,653 $452,653
   Wendy's International, Inc.......................      N/A  164,857  212,322
   Restaurant Management Services, Inc..............      N/A  128,737  129,633

   In addition, the following schedule presents total rental income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and the property held as tenant-in-common with an affiliate), for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
   Golden Corral Family Steakhouse Restaurants..... $452,653 $452,653 $452,653
   Wendy's Old Fashioned Hamburger Restaurants.....  352,330  443,335  507,642
   Popeyes Famous Fried Chicken....................      N/A  128,737  129,633

                           CNL INCOME FUND, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

10. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 1,157,759 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $11,384,042 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

11. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 10 being adjusted to 578,880 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                          Property                                   Historical
                                        Acquisition                                     CNL        Historical
                           Historical    Pro Forma                      Historical   Financial    CNL Financial
                              APF       Adjustments         Subtotal     Advisor   Services, Inc.     Corp.
                          ------------  ------------      ------------  ---------- -------------- -------------
ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........   475,787,661    58,749,637 (A)   534,537,298           0            0              0
Net Investment in Direct
 Financing Leases.......   123,270,117             0       123,270,117           0            0              0
Mortgages and Notes
 Receivable.............    41,269,740             0        41,269,740           0            0    247,896,287
Other Investments.......    16,199,792             0        16,199,792           0            0      6,353,482
Investment In Joint
 Ventures...............     1,083,564             0         1,083,564           0            0              0
Cash and Cash
 Equivalents............    35,796,119   (25,093,119) (A)   10,703,000     591,712      552,415      4,896,688

Restricted
 Cash/Certificates of
 Deposit................     2,007,278             0         2,007,278           0            0        853,243
Receivables (net
 allowances)/Due from
 Related Party..........       548,862             0           548,862   7,141,967    5,457,493      1,969,339
Accrued Rental Income...     5,007,334             0         5,007,334           0            0              0
Other Assets............     7,723,678             0         7,723,678     490,141      298,498      2,731,394
Goodwill................             0             0                 0           0            0              0
                          ------------  ------------      ------------  ----------   ----------   ------------
 Total Assets...........  $708,694,145  $ 33,656,518      $742,350,663  $8,223,820   $6,308,406   $264,700,433
                          ============  ============      ============  ==========   ==========   ============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $          0      $  3,464,190  $  576,531   $  304,375   $  1,613,959
Accrued Construction
 Costs Payable..........    10,172,169             0        10,172,169           0            0              0
Distributions Payable...             0             0                 0     119,808            0              0
Due to Related Parties..       148,629             0           148,629           0      563,724     31,310,681
Income Tax Payable......             0             0                 0           0            0        271,741
Line of Credit/Notes
 payable................    34,150,000    33,656,518 (A)    67,806,518     386,229            0    226,937,481
Deferred Income.........     2,052,530             0         2,052,530           0            0              0
Rents Paid in Advance...     1,340,636             0         1,340,636           0            0              0
Minority Interest.......       280,970             0           280,970           0            0              0
Common Stock............       373,843             0           373,843           0            0              0
Common Stock--Class A...             0             0                 0       6,400        2,000            200
Common Stock--Class B...             0             0                 0       3,600          724            501
Additional Paid-in-
 capital................   670,005,177             0       670,005,177   4,617,047    5,303,503      3,937,095

Accumulated
 distributions in excess
 of net earnings........   (13,293,639)            0       (13,293,639)  2,514,205      134,080        628,775


Partners Capital........             0             0                 0           0            0              0
                          ------------  ------------      ------------  ----------   ----------   ------------
 Total Liabilities and
  Equity................  $708,694,145  $ 33,656,518      $742,350,663  $8,223,820   $6,308,406   $264,700,433
                          ============  ============      ============  ==========   ==========   ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                           Combining
                           Pro Forma            Combined      Historical CNL    Pro Forma           Adjusted
                          Adjustments             APF        Income Fund, Ltd. Adjustments         Pro Forma
                          ------------       --------------  ----------------- -----------       --------------
ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0          534,537,298      7,523,383       3,038,912  (B2)    545,099,593
Net Investment in Direct
 Financing Leases.......             0          123,270,117            --          775,372  (B2)    124,045,489
Mortgages and Notes
 Receivable.............             0          289,166,027            --                0          289,166,027
Other Investments.......             0           22,553,274              0               0           22,553,274
Investment In Joint
 Ventures...............             0            1,083,564        836,967         537,368  (B2)      2,457,899
Cash and Cash
 Equivalents............    (9,782,230) (B1)      6,961,585        229,785        (920,770) (B2)      6,112,600
                                                                                  (158,000) (B2)
Restricted
 Cash/Certificates of
 Deposit................             0            2,860,521            --                0            2,860,521
Receivables (net
 allowances)/Due from
 Related Party..........      (148,629) (C)      14,969,032          7,883        (126,196) (E)      14,850,719
Accrued Rental Income...             0            5,007,334         29,747         (29,747) (B2)      5,007,334
Other Assets............    (2,792,876) (B1)      8,450,835         29,490         (29,490) (B2)      8,450,835
Goodwill................    43,523,923  (B1)     43,523,923              0               0           43,523,923
                          ------------       --------------     ----------     -----------       --------------
 Total Assets...........  $ 30,800,188       $1,052,383,510     $8,657,255     $ 3,087,449       $1,064,128,214
                          ============       ==============     ==========     ===========       ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $          0       $    5,959,055     $   36,201     $         0       $    5,995,256
Accrued Construction
 Costs Payable..........             0           10,172,169              0               0           10,172,169
Distributions Payable...             0              119,808        266,982               0              386,790
Due to Related Parties..      (148,629) (C)      31,874,405        126,196        (126,196) (E)      31,874,405
Income Tax Payable......      (271,741) (D)               0              0               0                    0
Line of Credit/Notes
 payable................             0          295,130,228              0               0          295,130,228
Deferred Income.........             0            2,052,530              0               0            2,052,530
Rents Paid in Advance...             0            1,340,636         21,930               0            1,362,566
Minority Interest.......             0              280,970              0               0              280,970
                                                                                     5,710
Common Stock............        61,500  (B1)        434,983              0            (B2)              440,693
Common Stock--Class A...        (8,600) (B1)              0              0               0                    0
Common Stock--Class B...        (4,825) (B1)              0              0               0                    0
Additional Paid-in-
 capital................   122,938,500  (B1)    792,943,677              0      11,413,881 (B2)     804,357,558
                           (13,857,645) (B1)
Accumulated
 distributions in excess
 of net earnings........    (3,277,060) (B1)    (87,924,951)             0               0          (87,924,951)
                           (74,903,053) (B1)
                               271,741  (D)
Partners Capital........             0                    0      8,205,946      (8,205,946) (B2)              0
                          ------------       --------------     ----------     -----------       --------------
 Total Liabilities and
  Equity................  $ 30,800,188       $1,052,383,510     $8,657,255     $ 3,087,449       $1,064,128,214
                          ============       ==============     ==========     ===========       ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For The Quarter Ended March 31, 1999

                                         Property                                Historical
                                       Acquisition                                  CNL        Historical
                          Historical    Pro Forma                  Historical    Financial    CNL Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.     Corp.
                          -----------  ------------   -----------  ----------  -------------- -------------
Revenues:
 Rental and Earned
  Income................  $12,184,008    2,339,153(a) $14,523,161  $        0    $        0    $        0
 Fees...................            0            0              0   2,307,364     1,391,466         8,137
 Interest and Other
  Income................    2,214,763            0      2,214,763      47,213       129,362     5,233,919
                          -----------   ----------    -----------  ----------    ----------    ----------
 Total Revenue..........  $14,398,771   $2,339,153    $16,737,924  $2,354,577    $1,520,828    $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269            0      1,095,269   2,563,714     1,323,577        64,186
 Management and Advisory
  Fees..................      697,364            0        697,364           0             0       611,196
 Fees Paid to Related
  Parties...............            0            0              0      23,326       292,575             0
 Interest Expense.......            0            0              0      50,730             0     4,769,268
 State Taxes............      235,208            0        235,208           0             0             0
 Depreciation--Other....            0            0              0      39,581        26,238             0
 Depreciation--
  Property..............    1,548,813      349,465(a)   1,898,278           0             0             0
 Amortization...........        7,368            0          7,368           0             0             0
 Transaction Costs......      125,926            0        125,926           0             0             0
                          -----------   ----------    -----------  ----------    ----------    ----------
 Total Expenses.........    3,709,948      349,465      4,059,413   2,677,351     1,642,390     5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $10,688,823   $1,989,688    $12,678,511  $ (322,774)   $ (121,562)   $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest .............       17,271            0         17,271           0             0             0
 Gain on Sale of
  Properties............            0            0              0           0             0             0
 Provision For Loss on
  Properties............     (215,797)           0       (215,797)          0             0             0
                          -----------   ----------    -----------  ----------    ----------    ----------
Net Earnings (Losses)
 Before
 Benefit/(Provision )
 for Federal Income
 Taxes..................   10,490,297    1,989,688     12,479,985    (322,774)     (121,562)     (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0     127,496        48,017        73,166
                          -----------   ----------    -----------  ----------    ----------    ----------
Net Earnings (Losses)...  $10,490,297   $1,989,688    $12,479,985  $ (195,278)   $  (73,545)   $ (129,428)
                          ===========   ==========    ===========  ==========    ==========    ==========
Earnings Per
 Share/Unit.............  $      0.28   $      n/a    $       n/a  $      n/a    $      n/a    $      n/a
                          ===========   ==========    ===========  ==========    ==========    ==========
Book Value Per
 Share/Unit.............  $     17.59   $      n/a    $       n/a  $      n/a    $      n/a    $      n/a
                          ===========   ==========    ===========  ==========    ==========    ==========
Dividends Per
 Share/Unit.............  $      0.38   $      n/a    $       n/a  $      n/a    $      n/a    $      n/a
                          ===========   ==========    ===========  ==========    ==========    ==========
Ratio of Earnings to
 Fixed Charges..........       50.03x          n/a            n/a         n/a           n/a           n/a
                          ===========   ==========    ===========  ==========    ==========    ==========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a         n/a           n/a           n/a
                          ===========   ==========    ===========  ==========    ==========    ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401          n/a     37,347,401         n/a           n/a           n/a
                          ===========   ==========    ===========  ==========    ==========    ==========
Shares Outstanding......   37,348,464          n/a     37,348,464         n/a           n/a           n/a
                          ===========   ==========    ===========  ==========    ==========    ==========

Calculation of Pro Forma
 Distributions:
Pro Forma Cash from
 Operations from
 Statement of Cash
 Flows..................
Addback Pro Forma
 Investments in Notes
 Receivable.............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For The Quarter Ended March 31, 1999

                                                           Historical
                           Combining                          CNL
                           Pro Forma           Combined      Income    Pro Forma           Adjusted
                          Adjustments             APF      Fund, Ltd. Adjustments         Pro Forma
                          -----------         -----------  ---------- -----------        ------------
Revenues:
 Rental and Earned
  Income................            0         $14,523,161   $233,666      5,535 (j)      $ 14,762,362
 Fees...................   (2,450,663)(b),(c)   1,256,304          0     (8,948)(k)         1,247,356
 Interest and Other
  Income................       62,068 (d)       7,687,325      1,598          0             7,688,923
                          -----------         -----------   --------   --------          ------------
 Total Revenue..........  $(2,388,595)        $23,466,790   $235,264   $ (3,413)         $ 23,698,641
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012     25,032    (14,874)(l),(m)     4,679,170
 Management and Advisory
  Fees..................   (1,308,560)(f)               0          0          0 (n)                 0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115          0          0                23,115
 Interest Expense.......            0           4,819,998          0          0             4,819,998
 State Taxes............            0             235,208      5,667      2,361 (o)           243,236
 Depreciation--Other....            0              65,819          0          0                65,819
 Depreciation--
  Property..............            0           1,898,278     50,805     32,603 (p)         1,981,686
 Amortization...........      544,049 (h)         551,417        625          0               552,042
 Transaction Costs......            0             125,926     31,116          0               157,042
                          -----------         -----------   --------   --------          ------------
 Total Expenses.........   (1,435,031)         12,388,773    113,245     20,090            12,522,108
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............   $(953,564)         $11,078,017   $122,019   $(23,503)         $ 11,176,533
 Equity Earnings of
  joint
  Ventures/Minority
  Interest .............            0              17,271     23,890     (2,782)(q)            38,379
 Gain on Sale of
  Properties............            0                   0          0          0                     0
 Provision For Loss on
  Properties............            0            (215,797)         0          0              (215,797)
                          -----------         -----------   --------   --------          ------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...     (953,564)         10,879,491    145,909    (26,285)           10,999,115
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0          0          0                     0
                          -----------         -----------   --------   --------          ------------
Net Earnings (Losses)...  $(1,202,243)        $10,879,491   $145,909   $(26,285)         $ 10,999,115
                          ===========         ===========   ========   ========          ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a   $   4.86   $    n/a          $       0.25
                          ===========         ===========   ========   ========          ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a   $ 273.53   $    n/a          $      16.27
                          ===========         ===========   ========   ========          ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a   $   8.90   $    n/a          $        n/a
                          ===========         ===========   ========   ========          ============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a        n/a        n/a                 3.15x
                          ===========         ===========   ========   ========          ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a     30,000        n/a                   n/a
                          ===========         ===========   ========   ========          ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401        n/a    570,980            44,068,381(r)
                          ===========         ===========   ========   ========          ============
Shares Outstanding......    6,150,000          43,498,464        n/a    570,980            44,069,443
                          ===========         ===========   ========   ========          ============

Calculation of Pro Forma
 Distributions:
Pro Forma Cash from
 Operations from
 Statement of Cash
 Flows..................                                                                 $(23,451,614)
Addback Pro Forma
 Investments in Notes
 Receivable.............                                                                   42,571,895
                                                                                         ------------
Adjusted Pro Forma
 Distributions Declared:                                                                 $ 19,120,281(s)
                                                                                         ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                 $881,367,612(t)
                                                                                         ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                 $        217(u)
                                                                                         ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                         Property                                  Historical
                                       Acquisition                                    CNL        Historical
                          Historical    Pro Forma                   Historical     Financial    CNL Financial
                              APF      Adjustments      Subtotal      Advisor    Services, Inc.     Corp.
                          -----------  ------------    -----------  -----------  -------------- -------------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a)  $55,049,526  $         0    $        0    $         0
 Fees...................            0            0               0   28,904,063     6,619,064        418,904
 Interest and Other
  Income................    9,057,376            0       9,057,376      145,016       574,078     22,238,311
                          -----------  -----------     -----------  -----------    ----------    -----------
 Total Revenue..........  $42,187,037  $21,919,865     $64,106,902  $29,049,079    $7,193,142    $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0       2,798,481    9,843,409     6,114,276      1,425,109
 Management and Advisory
  Fees..................    1,851,004            0       1,851,004            0             0      2,807,430
 Fees to Related
  Parties...............            0            0               0    1,247,278     1,773,406              0
 Interest Expense.......            0            0               0      148,415             0     21,350,174
 State Taxes............      548,320            0         548,320       19,126             0              0
 Depreciation--Other....            0            0               0      119,923        79,234              0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)    6,931,658            0             0              0
 Amortization...........       11,808            0          11,808       57,077             0         95,116
 Transaction Costs......      157,054            0         157,054            0             0              0
                          -----------  -----------     -----------  -----------    ----------    -----------
 Total Expenses.........    9,408,957    2,889,368      12,298,325   11,435,228     7,966,916     25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497     $51,808,577  $17,613,851    $ (773,774)   $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0         (14,138)           0             0              0
 Gain on Sale of
  Properties............            0            0               0            0             0              0
 Gain on
  Securitization........            0            0               0            0             0      3,694,351
 Other Expenses.........            0            0               0            0             0              0
 Provision For Loss on
  Properties............     (611,534)           0        (611,534)           0             0              0
                          -----------  -----------     -----------  -----------    ----------    -----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   32,152,408   19,030,497      51,182,905   17,613,851      (773,774)       673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0               0   (6,957,472)      305,641       (246,603)
                          -----------  -----------     -----------  -----------    ----------    -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497     $51,182,905  $10,656,379    $ (468,133)   $   427,134
                          ===========  ===========     ===========  ===========    ==========    ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a     $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========     ===========  ===========    ==========    ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a     $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========     ===========  ===========    ==========    ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a     $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========     ===========  ===========    ==========    ===========
Ratio of Earnings to
 Fixed Charges..........       79.97x          n/a             n/a          n/a           n/a            n/a
                          ===========  ===========     ===========  ===========    ==========    ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a             n/a          n/a           n/a            n/a
                          ===========  ===========     ===========  ===========    ==========    ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    8,158,114      34,806,333          n/a           n/a            n/a
                          ===========  ===========     ===========  ===========    ==========    ===========
Shares Outstanding......   37,337,927       34,757      37,372,684          n/a           n/a            n/a
                          ===========  ===========     ===========  ===========    ==========    ===========

Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions
 Declared:..............
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                        Historical
                           Pro Forma            Combined    CNL Income  Pro Forma           Adjusted
                          Adjustments              APF      Fund, Ltd. Adjustments          Pro Forma
                          ------------         -----------  ---------- -----------        -------------
Revenues:
 Rental and Earned
  Income................             0         $55,049,526  $1,037,485    22,141 (j)      $  56,109,152
 Fees...................   (32,715,768)(b),(c)   3,226,263           0   (19,424)(k)          3,206,839
 Interest and Other
  Income................       207,144 (d)      32,221,925      21,087         0             32,243,012
                          ------------         -----------  ----------  --------          -------------
 Total Revenue..........  $(32,508,624)        $90,497,714  $1,058,572  $  2,717          $  91,559,003
Expenses:
 General and
  Administrative........    (4,241,719)(e)      15,939,556     108,159   (45,732)(l),(m)     16,001,983
 Management and Advisory
  Fees..................    (4,658,434)(f)               0           0         0 (n)                  0
 Fees to Related
  Parties...............    (2,161,897)(g)         858,787           0         0                858,787
 Interest Expense.......             0          21,498,589           0         0             21,498,589
 State Taxes............             0             567,446       4,450     3,559 (o)            575,455
 Depreciation--Other....             0             199,157           0         0                199,157
 Depreciation--
  Property..............      (340,898)(r)       6,590,760     206,181   130,410 (p)          6,927,351
 Amortization...........     2,176,196 (h)       2,340,197      62,079         0              2,402,276
 Transaction Costs......             0             157,054       7,322         0                164,376
                          ------------         -----------  ----------  --------          -------------
 Total Expenses.........    (9,226,752)         48,151,546     388,191    88,237             48,627,974
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $(23,281,872)        $42,346,168  $  670,381  $(85,520)         $  42,931,029
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............             0             (14,138)     95,252   (11,126)(q)             69,988
 Gain on Sale of
  Properties............             0                   0     235,804         0                235,804
 Gain on
  Securitization........             0           3,694,351           0         0              3,694,351
 Other Expenses.........             0                   0           0         0                      0
 Provision For Loss on
  Properties............             0            (611,534)          0         0               (611,534)
                          ------------         -----------  ----------  --------          -------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   (23,281,872)         45,414,847   1,001,437   (96,646)            46,319,638
 Benefit/(Provision) for
  Federal Income Taxes..     6,898,434 (i)               0           0         0                      0
                          ------------         -----------  ----------  --------          -------------
Net Earnings (Losses)...  $(16,383,438)        $45,414,847  $1,001,437  $(96,646)         $  46,319,638
                          ============         ===========  ==========  ========          =============
Earnings Per
 Share/Unit.............  $        n/a         $       n/a  $    33.38  $    n/a          $        1.12
                          ============         ===========  ==========  ========          =============
Book Value Per
 Share/Unit.............  $        n/a         $       n/a  $   277.57  $    n/a          $       16.31
                          ============         ===========  ==========  ========          =============
Dividends Per
 Share/Unit.............  $        n/a         $       n/a  $    56.78  $    n/a          $         n/a
                          ============         ===========  ==========  ========          =============
Ratio of Earnings to
 Fixed Charges..........           n/a                 n/a         n/a       n/a                  3.10x
                          ============         ===========  ==========  ========          =============
Wtd. Avg. Units
 Outstanding............           n/a                 n/a      30,000       n/a                    n/a
                          ============         ===========  ==========  ========          =============
Wtd. Avg. Shares
 Outstanding............     6,150,000          40,956,333         n/a   570,980             41,527,313 (s)
                          ============         ===========  ==========  ========          =============
Shares Outstanding......     6,150,000          43,522,684         n/a   570,980             44,093,664
                          ============         ===========  ==========  ========          =============
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............                                                                  $  56,501,050
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......                                                                   (265,871,668)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                    288,590,674
                                                                                          -------------
Adjusted Pro Forma
 Distributions
 Declared:..............                                                                  $  79,220,056 (t)
                                                                                          =============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                  $ 830,546,257 (u)
                                                                                          =============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                  $         954 (v)
                                                                                          =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                                                                     Historical
                                          Property                                      CNL       Historical
                                        Acquisition                                  Financial       CNL
                           Historical    Pro Forma                      Historical   Services,    Financial
                              APF       Adjustments        Subtotal       Advisor       Inc.        Corp.
                          ------------  ------------     -------------  -----------  ----------  ------------
Cash Flows from
 Operating Activities:
 Net Income (loss)......  $ 10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278) $ (73,545)  $   (129,428)
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
 Depreciation...........     1,548,813       349,465 (b)     1,898,278       39,581          0              0
 Amortization expense...         7,368             0             7,368            0     26,238        424,697
 Minority interest in
  income of consolidated
  joint venture.........         7,763             0             7,763            0          0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........                           0            23,234            0          0              0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................             0             0                 0            0          0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................       215,797             0           215,797            0          0        (73,166)
 Gain on
  securitization........             0             0                 0            0          0              0
 Net cash proceeds from
  securitization of
  notes receivable......             0             0                 0            0          0              0
 Decrease (increase) in
  other receivables.....       (82,660)            0           (82,660)    (377,933)  (242,251)        (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............             0             0                 0            0          0              0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............             0             0                 0            0          0       (449,580)
 Investment in notes
  receivable............             0             0                 0            0          0    (42,571,895)
 Collections on notes
  receivable............             0             0                 0            0          0      6,417,907
 Increase in restricted
  cash..................             0             0                 0            0          0       (402,461)
 Decrease in due from
  related party.........             0             0                 0            0          0         55,382
 Decrease (increase) in
  prepaid expenses......        27,548             0            27,548            0      1,811              0
 Decrease in net
  investment in direct
  financing leases......       787,375             0           787,375            0          0              0
 Increase in accrued
  rental income.........    (1,047,421)            0        (1,047,421)           0          0              0
 Decrease (increase) in
  intangibles and other
  assets................                                                    (30,554)                    7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....       306,277             0           306,277     (840,058)  (130,506)      (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..        71,853             0            71,853       25,550          0              0
 Decrease in accrued
  interest..............             0             0                 0            0          0       (362,877)
 Increase in rents paid
  in advance and
  deposits..............       386,365             0           386,365            0          0              0
 Increase (decrease) in
  deferred rental
  income................       862,647             0           862,647            0          0              0
                          ------------  ------------     -------------  -----------  ---------   ------------
  Total adjustments.....     3,114,959       349,465         3,464,424   (1,183,414)  (344,708)   (37,064,802)
                          ------------  ------------     -------------  -----------  ---------   ------------
  Net cash provided by
   (used in) operating
   activities...........    13,605,256     2,339,153        15,944,409   (1,378,692)  (418,253)   (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............             0             0                 0            0          0              0
 Additions to land and
  buildings on operating
  leases................   (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)   (10,092)             0
 Investment in direct
  financing leases......   (29,608,346)            0       (29,608,346)           0          0              0
 Investment in joint
  venture...............      (117,662)            0          (117,662)           0          0              0
 Aqcuisition of
  businesses............                                                                                    0

 Purchase of other
  investments...........             0             0                 0            0          0              0
 Net loss in market
  value from investments
  in trading
  securities............             0             0                 0            0          0              0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....             0             0                 0            0          0        134,981
 Investment in mortgage
  notes receivable......    (1,388,463)            0        (1,388,463)           0          0              0
 Collections on mortgage
  note receivable.......        75,010             0            75,010            0          0              0
 Investment in notes
  receivable............    (1,087,483)            0        (1,087,483)           0          0              0
 Collection on notes
  receivable............       239,596             0           239,596            0          0              0
 Decrease in restricted
  cash..................             0             0                 0            0          0              0
 Increase in intangibles
  and other assets......             0             0                 0            0          0              0
 Investment in
  certificates of
  deposit...............             0             0                 0            0          0              0
 Other..................             0             0                 0            0          0              0
                          ------------  ------------     -------------  -----------  ---------   ------------
  Net cash provided by
   (used in) investing
   activities...........  (108,916,178)  (58,749,637)     (167,665,815)     (31,577)   (10,092)       134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....       210,735             0           210,735    1,288,673     20,572              0
 Contributions from
  limited partners......             0             0                 0            0          0              0
 Contributions from
  holder of minority
  interest..............             0             0                 0            0          0              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..    (1,142,237)            0        (1,142,237)           0          0              0
 Payment of stock
  issuance costs........      (722,001)            0          (722,001)           0          0              0
 Proceeds from borrowing
  on line of
  credit/notes payable..    36,587,245    22,953,518 (e)    59,540,763            0          0     49,730,934
 Payment on line of
  credit/notes payable..   (12,580,289)            0       (12,580,289)           0     (2,385)   (10,291,473)
 Retirement of shares of
  common stock..........             0             0                 0            0          0              0
 Distributions to
  holders of minority
  interest..............        (8,610)            0            (8,610)           0          0              0
 Distributions to
  limited partners......             0             0                 0            0          0              0
 Distributions to
  stockholders..........   (14,237,405)            0       (14,237,405)           0          0              0
 Other..................      (200,234)            0          (200,234)           0          0         (9,602)
                          ------------  ------------     -------------  -----------  ---------   ------------
  Net cash provided by
   (used in) financing
   activities...........     7,907,204    22,953,518        30,860,722    1,288,673     18,187     39,429,859
 Net increase in cash...   (87,403,718)  (33,456,966)     (120,860,684)    (121,596)  (410,158)     2,370,610
 Cash at beginning of
  year..................   123,199,837             0       123,199,837      713,308    962,573      2,526,078
                          ------------  ------------     -------------  -----------  ---------   ------------
 Cash at end of year....  $ 35,796,119  $(33,456,966)    $   2,339,153  $   591,712  $ 552,415      4,896,688
                          ============  ============     =============  ===========  =========   ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining                      Historical
                           Pro Forma         Combined     CNL Income   Pro Forma        Adjusted
                          Adjustments           APF       Fund, Ltd.  Adjustments       Pro Forma
                          ------------     -------------  ----------  -----------     -------------
Cash Flows from
 Operating Activities:
 Net Income (loss)......  $ (1,202,243)(a) $  10,879,491  $ 145,909   $  (26,285)(a)  $  10,999,115
 Adjustments to
  reconcile net income
  to net cash provided
  by operating
  activities:
 Depreciation...........             0         1,937,859     50,805       32,603 (b)      2,021,267
 Amortization expense...       544,049 (c)     1,002,352        625            0          1,002,977
 Minority interest in
  income of consolidated
  joint venture.........             0             7,763          0            0              7,763
 Equity in earnings of
  joint ventures, net of
  distributions.........             0            23,234      4,412        2,782 (d)         30,428
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................             0                 0          0            0                  0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................             0           142,631          0            0            142,631
 Gain on
  securitization........             0                 0          0            0                  0
 Net cash proceeds from
  securitization of
  notes receivable......             0                 0          0            0                  0
 Decrease (increase) in
  other receivables.....             0          (709,615)    23,076            0           (686,539)
 Increase in accrued
  interest income
  included in notes
  receivable............             0                 0          0            0                  0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............             0          (449,580)         0            0           (449,580)
 Investment in notes
  receivable............             0       (42,571,895)         0            0        (42,571,895)
 Collections on notes
  receivable............             0         6,417,907          0            0          6,417,907
 Increase in restricted
  cash..................             0          (402,461)         0            0           (402,461)
 Decrease in due from
  related party.........             0            55,382          0            0             55,382
 Decrease (increase) in
  prepaid expenses......             0            29,359        973            0             30,332
 Decrease in net
  investment in direct
  financing leases......             0           787,375          0            0            787,375
 Increase in accrued
  rental income.........             0        (1,047,421)     1,044            0         (1,046,377)
 Decrease (increase) in
  intangibles and other
  assets................             0           (22,612)         0            0            (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....             0          (768,267)    34,441            0           (733,826)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..             0            97,403     (2,864)           0             94,539
 Decrease in accrued
  interest..............             0          (362,877)         0            0           (362,877)
 Increase in rents paid
  in advance and
  deposits..............             0           386,365    (14,175)           0            372,190
 Increase (decrease) in
  deferred rental
  income................             0           862,647          0            0            862,647
                          ------------     -------------  ---------   ----------      -------------
  Total adjustments.....       544,049       (34,584,451)    98,337       35,385        (34,450,729)
                          ------------     -------------  ---------   ----------      -------------
  Net cash provided by
   (used in) operating
   activities...........      (658,194)      (23,704,960)   244,246        9,100        (23,451,614)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............             0                 0          0            0                  0
 Additions to land and
  buildings on operating
  leases................                    (135,820,136)         0                    (135,820,136)
 Investment in direct
  financing leases......             0       (29,608,346)         0            0        (29,608,346)
 Investment in joint
  venture...............             0          (117,662)         0            0           (117,662)
 Aqcuisition of
  businesses............    (9,782,230)(f)    (9,782,230)         0     (920,770)(g)    (10,861,000)
                                                       0          0     (158,000)(g)
 Purchase of other
  investments...........             0                 0          0            0                  0
 Net loss in market
  value from investments
  in trading
  securities............             0                 0          0            0                  0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....             0           134,981          0            0            134,981
 Investment in mortgage
  notes receivable......             0        (1,388,463)         0            0         (1,388,463)
 Collections on mortgage
  note receivable.......             0            75,010          0            0             75,010
 Investment in notes
  receivable............             0        (1,087,483)         0            0         (1,087,483)
 Collection on notes
  receivable............             0           239,596          0            0            239,596
 Decrease in restricted
  cash..................             0                 0          0            0                  0
 Increase in intangibles
  and other assets......             0                 0          0            0                  0
 Investment in
  certificates of
  deposit...............             0                 0          0            0                  0
 Other..................             0                 0          0            0                  0
                          ------------     -------------  ---------   ----------      -------------
  Net cash provided by
   (used in) investing
   activities...........    (9,782,230)     (177,354,733)         0   (1,078,770)      (178,433,503)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....             0         1,519,980          0            0          1,519,980
 Contributions from
  limited partners......             0                 0          0            0                  0
 Contributions from
  holder of minority
  interest..............             0                 0          0            0                  0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..             0        (1,142,237)         0            0         (1,142,237)
 Payment of stock
  issuance costs........             0          (722,001)         0            0           (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..             0       109,271,697          0            0        109,271,697
 Payment on line of
  credit/notes payable..             0       (22,874,147)         0            0        (22,874,147)
 Retirement of shares of
  common stock..........             0                 0          0            0                  0
 Distributions to
  holders of minority
  interest..............             0            (8,610)         0            0             (8,610)
 Distributions to
  limited partners......             0                 0   (266,982)           0           (266,982)
 Distributions to
  stockholders..........             0       (14,237,405)         0            0        (14,237,405)
 Other..................             0          (209,836)         0            0           (209,836)
                          ------------     -------------  ---------   ----------      -------------
  Net cash provided by
   (used in) financing
   activities...........             0        71,597,441   (266,982)           0         71,330,459
 Net increase in cash...   (10,440,424)     (129,462,252)   (22,736)  (1,069,670)      (130,554,658)
 Cash at beginning of
  year..................             0       127,401,796    252,521            0        127,654,317
                          ------------     -------------  ---------   ----------      -------------
 Cash at end of year....   (10,440,424)       (2,060,456)   229,785   (1,069,670)        (2,900,341)
                          ============     =============  =========   ==========      =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                                         Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
 Net Income (loss)......  $  32,152,408  $ 19,030,497 (a) $  51,182,905  $10,656,379    $ (468,133)  $     427,134
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation...........      4,042,290     2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                          11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                          30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                        (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                               0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                         611,534            0             0         398,042
 Gain on
  securitization........              0                               0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                               0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                         899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                               0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                               0            0             0               0
 Investment in notes
  receivable............              0                               0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                               0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                               0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                               0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                               0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                       1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                     (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                        (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                         467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                          31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                               0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                         436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                         693,372            0             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
  Total adjustments.....      6,963,867     2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     -------------  -----------    ----------   -------------
  Net cash provided by
   (used in) operating
   activities...........     39,116,275    21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                       2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                    (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                       (974,696)           0             0               0
 Acquisition of
  businesses............

 Purchase of other
  investments...........    (16,083,055)                    (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                               0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                               0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                     (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                         291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                     (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                       1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                               0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                     (6,281,069)           0             0               0
 Other..................              0                               0      200,000             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
  Net cash provided by
   (used in) investing
   activities...........   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                     385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                               0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                     (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                    (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    22,953,518 (e)    30,645,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                         (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                       (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                        (34,073)           0             0               0
 Distributions to
  limited partners......              0                               0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                    (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                        (95,101)           0            24      (2,500,011)
                          -------------  ------------     -------------  -----------    ----------   -------------
  Net cash provided by
   (used in) financing
   activities...........    313,835,541    22,953,518       336,789,059   (8,200,077)       51,854        (700,074)
 Net increase (decrease)
  in cash...............     75,613,060   (13,876,254)       61,736,806      449,308      (335,688)      1,845,986
 Cash at beginning of
  year..................     47,586,777                      47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     -------------  -----------    ----------   -------------
 Cash at end of year....  $ 123,199,837  $(13,876,254)    $ 109,323,583  $   713,308       962,573       2,526,078
                          =============  ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                      Historical
                           Pro Forma         Combined     CNL Income    Pro Forma        Adjusted
                          Adjustments           APF       Fund, Ltd.   Adjustments       Pro Forma
                          ------------     -------------  -----------  -----------     -------------
Cash Flows from
 Operating Activities:
 Net Income (loss)......  $(16,383,438)(a) $  45,414,847  $ 1,001,437  $   (96,646)(a) $  46,319,638
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities:
 Depreciation...........      (340,898)(b)     6,789,917      206,181      130,410 (b)     7,126,508
 Amortization expense...     2,176,196 (c)     4,490,280       62,079                      4,552,359
 Minority interest in
  income of consolidated
  joint venture.........                          30,156            0                         30,156
 Equity in earnings of
  joint ventures, net of
  distributions.........                         (15,440)      18,518       11,126 (d)        14,204
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................                               0     (235,804)                      (235,804)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                       1,009,576            0                      1,009,576
 Gain on
  securitization........                      (3,356,538)           0                     (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                     265,871,668            0                    265,871,668
 Decrease (increase) in
  other receivables.....                      (2,543,413)      (6,380)                    (2,549,793)
 Increase in accrued
  interest income
  included in notes
  receivable............                        (170,492)           0                       (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                               0            0                              0
 Investment in notes
  receivable............                    (288,590,674)           0                   (288,590,674)
 Collections on notes
  receivable............                      23,539,641            0                     23,539,641
 Decrease in restricted
  cash..................                       2,504,091            0                      2,504,091
 Decrease (increase) in
  due from related
  party.................                        (953,688)           0                       (953,688)
 Increase in prepaid
  expenses..............                           7,246         (474)                         6,772
 Decrease in net
  investment in direct
  financing leases......                       1,971,634            0                      1,971,634
 Increase in accrued
  rental income.........                      (2,187,652)      (3,486)                    (2,191,138)
 Increase in intangibles
  and other assets......                        (154,351)           0                       (154,351)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....                         846,680       (1,569)                       845,111
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                        (133,364)      (7,081)                      (140,445)
 Increase in accrued
  interest..............                         (77,968)           0                        (77,968)
 Increase in rents paid
  in advance and
  deposits..............                         436,843          368                        437,211
 Decrease in deferred
  rental income.........                         693,372            0                        693,372
                          ------------     -------------  -----------  -----------     -------------
  Total adjustments.....     1,835,298        10,007,524       32,352      141,536        10,181,412
                          ------------     -------------  -----------  -----------     -------------
  Net cash provided by
   (used in) operating
   activities...........   (14,548,140)       55,422,371    1,033,789       44,890        56,501,050
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                       2,385,941      661,300                      3,047,241
 Additions to land and
  buildings on operating
  leases................                    (259,469,347)           0                   (259,469,347)
 Investment in direct
  financing leases......                     (47,115,435)           0                    (47,115,435)
 Investment in joint
  venture...............                        (974,696)           0                       (974,696)
 Acquisition of
  businesses............    (9,782,230)(f)    (9,782,230)                 (920,770)(g)   (10,861,000)
                                                                          (158,000)(g)
 Purchase of other
  investments...........                     (16,083,055)           0                    (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                         295,514            0                        295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....                         212,821            0                        212,821
 Investment in mortgage
  notes receivable......                      (2,886,648)           0                     (2,886,648)
 Collections on mortgage
  note receivable.......                         291,990            0                        291,990
 Investment in equipment
  notes receivable......                      (7,837,750)           0                     (7,837,750)
 Collections on
  equipment notes
  receivable............                       3,046,873            0                      3,046,873
 Decrease in restricted
  cash..................                               0      126,009                        126,009
 Increase in intangibles
  and other assets......                      (6,281,069)           0                     (6,281,069)
 Other..................                         200,000            0                        200,000
                          ------------     -------------  -----------  -----------     -------------
  Net cash provided by
   (used in) investing
   activities...........    (9,782,230)     (343,997,091)     787,309   (1,078,770)     (344,288,552)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                     386,592,011            0                    386,592,011
 Contributions from
  limited partners......                               0            0                              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                      (4,574,925)           0                     (4,574,925)
 Payment of stock
  issuance costs........                     (34,579,650)           0                    (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                     444,399,478            0                    444,399,478
 Payment on line of
  credit/notes payable..                    (411,813,826)           0                   (411,813,826)
 Retirement of shares of
  common stock..........                        (639,528)           0                       (639,528)
 Distributions to
  holders of minority
  interest..............                         (34,073)           0                        (34,073)
 Distributions to
  limited partners......                               0   (1,752,707)                    (1,752,707)
 Distributions to
  stockholders..........                     (48,813,637)           0                    (48,813,637)
 Other..................                      (2,595,088)           0                     (2,595,088)
                          ------------     -------------  -----------  -----------     -------------
  Net cash provided by
   (used in) financing
   activities...........             0       327,940,762   (1,752,707)           0       326,188,055
 Net increase (decrease)
  in cash...............   (24,330,370)       39,366,042       68,391   (1,033,880)       38,400,553
 Cash at beginning of
  year..................                      49,829,130      184,130                     50,013,260
                          ------------     -------------  -----------  -----------     -------------
 Cash at end of year....  $(24,330,370)    $  89,195,172  $   252,521  $(1,033,880)    $  88,413,813
                          ============     =============  ===========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

                 UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

     (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

           UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

  historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

     (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                             CNL
                                          Financial
                                          Services
                               Advisor      Group     Income Fund     Total
                             ----------- -----------  -----------  ------------
   Shares Offered..........    3,800,000   2,350,000   570,979.55  6,720,979.55
   Exchange Value..........  $        20 $        20  $        20  $         20
                             ----------- -----------  -----------  ------------
   Share Consideration.....  $76,000,000 $47,000,000  $11,419,591  $134,419,591
   Cash Consideration......          --          --       158,000       158,000
   APF Transaction Costs...    6,044,305   3,737,925      920,770    10,703,000
                             ----------- -----------  -----------  ------------
       Total Purchase
        Price..............  $82,044,305 $50,737,925  $12,498,361  $145,280,591
                             =========== ===========  ===========  ============
   Allocation of Purchase
    Price:
   Net Assets--Historical..  $ 7,141,252 $10,006,878  $ 8,205,946  $ 25,354,076
   Purchase Price
    Adjustments:
     Land and buildings on
      operating leases.....                             3,038,912     3,038,912
     Net investment in
      direct financing
      leases...............                               775,372       775,372
     Investment in joint
      ventures.............                               537,368       537,368
     Accrued rental
      income...............                               (29,747)      (29,747)
     Intangibles and other
      assets...............               (2,792,876)     (29,490)   (2,822,366)
     Goodwill*.............               43,523,923          --     43,523,923
     Excess purchase
      price................   74,903,053         --           --     74,903,053
                             ----------- -----------  -----------  ------------
       Total Allocation....  $82,044,305 $50,737,925  $12,498,361  $145,280,591
                             =========== ===========  ===========  ============

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

           UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


     The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,903,053 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 43,523,923 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1.Common Stock
      (CFA, CFS,
      CFC)--Class A...        8,600
       Common Stock
        (CFA, CFS,
        CFC)--Class
        B.............        4,825
       APIC (CFA, CFS,
        CFC)..........   13,857,645
       Retained
        Earnings......    3,277,060
       Accumulated
        distributions
        in excess of
        earnings......   74,903,053
       Goodwill for
        CFC
        (Intangibles
        and other
        assets).......   43,523,923
         CFC/CFS Org
          Costs/Other
          Assets......                2,792,876
         Cash to pay
          APF
          transaction
          costs.......                9,782,230
         APF Common
          Stock.......                   61,500
         APF APIC.....              122,938,500
       (To record
        acquisition of
        CFA, CFS and
        CFC)
     2.Partners
      Capital.........    8,205,946
       Land and
        buildings on
        operating
        leases........    3,038,912
       Net investment
        in direct
        financing
        leases........      775,372
       Investment in
        joint
        ventures......      537,368
         Accrued
          rental
          income......                   29,747
         Intangibles
          and other
          assets......                   29,490
         Cash to pay
          APF
          Transaction
          costs.......                  920,770
         Cash
          consideration
          to Income
          Funds.......                  158,000
         APF Common
          Stock.......                    5,710
         APF APIC.....               11,413,881
       (To record
        acquisition of
        Income Fund)

     (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

     (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

     (E) Represents the elimination by the Income Fund of $126,196 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

   (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

     (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

           UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


     (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

     Origination fees from affiliates............................. $  (292,575)
     Secured equipment lease fees.................................     (26,127)
     Advisory fees................................................     (63,393)
     Reimbursement of administrative costs........................    (182,125)
     Acquisition fees.............................................      (9,483)
     Underwriting fees............................................        (211)
     Administrative, executive and guarantee fees.................    (290,036)
     Servicing fees...............................................    (257,767)
     Development fees.............................................     (14,678)
     Management fees..............................................    (697,364)
                                                                   -----------
       Total...................................................... $(1,833,759)
                                                                   ===========

     (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial
  Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL
  Financial Services, Inc. during the quarter ended March 31, 1999 of
  $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

     (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March
  31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

     Interest income.............................................. $    62,068

     (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

     General and administrative costs............................. $  (377,734)

     (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

     Management fees.............................................. $  (697,364)
     Administrative executive and guarantee fees..................    (290,036)
     Servicing fees...............................................    (257,767)
     Advisory fees................................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

     (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

           UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

     Amortization of goodwill......................................... $544,049

     (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

     (j) Represents $5,535 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

     (k) Represents the elimination of fees between the Advisor and the Income Fund:

     Management fees.................................................. $     0
     Reimbursement of administrative costs............................  (8,948)
                                                                       -------
                                                                       $(8,948)
                                                                       =======

     (l) Represents the elimination of $8,948 in administrative costs reimbursed by the Income Fund to the Advisor.

     (m) Represents savings of $5,926 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

     (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

     (o) Represents additional state income taxes of $2,361 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

     (p) Represents an increase in depreciation expense of $32,603 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $2,782 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

     (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

           UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

     (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

   (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

     (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

     (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

     Origination fees from affiliates............................ $ (1,773,406)
     Secured equipment lease fees................................      (54,998)
     Advisory fees...............................................     (305,030)
     Reimbursement of administrative costs.......................     (408,762)
     Acquisition fees............................................  (21,794,386)
     Underwriting fees...........................................     (388,491)
     Administrative, executive and guarantee fees................   (1,233,043)
     Servicing fees..............................................   (1,570,331)
     Development fees............................................     (229,153)
     Management fees.............................................   (1,851,004)
                                                                  ------------
       Total..................................................... $(29,608,604)
                                                                  ============

     (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

     (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

     Interest income................................................... $207,144

     (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

     General and administrative costs............................. $(4,241,719)

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

           UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

     Management fees.............................................. $(1,851,004)
     Administrative executive and guarantee fees..................  (1,233,043)
     Servicing fees...............................................  (1,269,357)
     Advisory fees................................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

     (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

     (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

     Amortization of goodwill....................................... $2,176,196

     (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

     (j) Represents $22,141 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

     (k) Represents the elimination of fees between the Advisor and the Income Fund:

     Management fees................................................. $      0
     Reimbursement of administrative costs...........................  (19,424)
                                                                      --------
                                                                      $(19,424)
                                                                      ========

     (l) Represents the elimination of $19,424 in administrative costs reimbursed by the Income Fund to the Advisor.

     (m) Represents savings of $26,308 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

     (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

     (o) Represents additional state income taxes of $3,559 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

     (p) Represents an increase in depreciation expense of $130,410 as a result of adjusting the historical basis of the real estate owned indirectly by the Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

           UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $11,126 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

     (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

     (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

     (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

     (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

   (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

     (a) Represents pro forma adjustments to net income.

     (b) Represents add back of pro forma depreciation expense to net income.

     (c) Represents add back of pro forma amortization of goodwill expenses to net income.

     (d) Represents deduction of equity in earnings from net income.

     (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

     (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

     (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

 Non-Cash Investing Activites

   On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

           UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

   (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

     (a) Represents pro forma adjustments to net income.

     (b) Represents add back of pro forma depreciation expense to net income.

     (c) Represents add back of pro forma amortization of goodwill expenses to net income.

     (d) Represents deduction of equity in earnings from net income.

     (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

     (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

     (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

 Non Cash Investing Activities:

   On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund, Ltd.
400 East South Street
Orlando, FL 32801-2878

                 Re: CNL Income Fund, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                Appendix B

             FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. Amendments to Merger Agreement

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

  1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

  1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

       "(B) Notes in accordance with Section 4.4 below."

  1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

       "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

  1.6 The following subsection shall be added to Section 10.2

       "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. General

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          /s/ James M. Seneff, Jr.________

                                          By: James M. Seneff, Jr.

                                          Its: Chairman and Chief Executive
                                           Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          /s/ Robert A. Bourne____________

                                          By: Robert A. Bourne

                                          Its: President

                                          CNL APF GP Corp.

                                          /s/ Robert A. Bourne____________

                                          By: Robert A. Bourne

                                          Its: President

                                          CNL INCOME FUND, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          /s/ James M. Seneff, Jr.________

                                          By: James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 1,157,759 fully paid and nonassessable APF Common Shares (578,880 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $10,544,837, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

                 Representations and Warranties of APF, The OP
                 General Partner and The Operating Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 59,842,241 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 30,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period.
Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $1,157,759 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $115,776 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED      , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED      , 1999
                          FOR CNL INCOME FUND II, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund II, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships,which we refer to collectively as the Income Funds, that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her, or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties consists of a static portfolio of properties leased on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,196,634 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

  . We are uncertain as to the value at which APF Shares will trade following listing.

  . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

  . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

  . As stated below, the Acquisition is a taxable transaction.

  . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due      ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes option if you vote "Against" the Acquisition, and you elect to receive the notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,374. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 1,196,634 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $950, $950 and $1,318, respectively, in distributions per $10,000 investment to you. The amount distributed to you in 1998 included a special distribution of net sales proceeds of $493 per $10,000 investment. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne, have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, while we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 550 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total no assets was 28.03%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.75x and its ratio of debt-to-total assets would have been 27.40%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors and which may reduce consumer demand for the products offered by APF's customers;
(2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                 Original
                  Limited
                  Partner
Original        Investments
Limited          Less any
Partner        Distributions                                                        Estimated Value
Investments    of Net Sales   Number of   Estimated                                  of APF Shares
Less any       Proceeds per      APF     Value of APF              Estimated Value    per Average
Distributions     $10,000      Shares       Shares     Estimated    of APF Shares   $10,000 Original
of Net Sales     Original    Offered to   Payable to  Acquisition after Acquisition Limited Partner
Proceeds(1)    Investment(1) Income Fund Income Fund   Expenses       Expenses         Investment
-------------  ------------- ----------- ------------ ----------- ----------------- ----------------
$23,046,408       $9,219      1,196,634  $23,932,680    295,000      $23,637,680         $9,455

--------

(1) The original Limited Partner investment in the Income Fund was $25,000,000. These columns reflect, as of March 31, 1999, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed).


   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees(/1/)..................................................... $13,498
   Appraisals and Valuation(/2/).......................................   6,270
   Fairness Opinions(/3/)..............................................  30,000
   Solicitation Fees(/4/)..............................................  12,084
   Printing and Mailing Fees(/5/)......................................  79,249
   Accounting and Other Fees(/6/)......................................  27,607
                                                                        -------
     Subtotal.......................................................... 168,708
                                                                        =======

                           Closing Transaction Costs

   Title, Transfer Tax and Recording Fees(/7/)........................   57,881
   Legal Closing Fees(/8/)............................................   28,590
   Partnership Liquidation Costs(/9/).................................   39,821
                                                                       --------
     Subtotal.........................................................  126,292
                                                                       --------
   Total.............................................................. $295,000
                                                                       ========

--------

(1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

(2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

(3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

(4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

(5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

(6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

(7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

(8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

(9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 66 2/3% or more in value of your Income Fund's restaurant properties. Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 15 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on      , 1999, at  . We and members of APF's
management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will
commence upon delivery of the solicitation materials to you on or about      ,
1999 and will continue until the later of (a)      , 1999, a date not less than
60 calendar days from the initial delivery of the solicitation materials, or
(b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                        Year Ended December 31,     Quarter
                                        ------------------------     Ended
                                         1996    1997     1998   March 31, 1999
                                        ------- ------- -------- --------------
   Historical Distributions Paid to
    the General Partners and
    Affiliates:
   General Partner Distributions......      --      --       --         --
   Accounting and Administrative
    Services..........................  $79,624 $78,139 $ 86,009    $24,699
   Broker/Dealer Commissions..........      --      --       --         --
   Due Diligence and Marketing Support
    Fees..............................      --      --       --         --
   Acquisition Fees...................      --      --       --         --
   Asset Management Fees..............      --      --       --         --
   Real Estate Disposition Fees(1)....      --      --    45,150        --
                                        ------- ------- --------    -------
     Total historical.................  $79,624 $78,139 $131,159    $24,699
   Pro Forma Distributions to Be Paid
    to the General Partners Following
    the Acquisition:
   Cash Distributions on APF Shares...      --      --       --         --
   Salary Compensation................      --      --       --         --
                                        ------- ------- --------    -------
     Total pro forma..................      --      --       --         --

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                Year Ended December 31,
                               --------------------------
                                                             Quarter Ended
                                                             March 31, 1999
                                                          --------------------
                               1994 1995 1996 1997  1998  Historical Pro Forma
                               ---- ---- ---- ---- ------ ---------- ---------
Distributions from Income..... $763 $728 $739 $950 $  686    $206      $121
Distributions from Sales of
 Properties...................  --   --   --   --     493     --        --
Distributions from Return of
 Capital(1)...................  187  222  211  --     139     --         84
                               ---- ---- ---- ---- ------    ----      ----
  Total....................... $950 $950 $950 $950 $1,318    $206      $205
                               ==== ==== ==== ==== ======    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals--Fairness Opinions" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

   .the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

 (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

 (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

 (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                             Estimated Value
                               Original                                       of APF Shares
                           Limited Partner                                     per Average
                           Investments Less                          Going   $10,000 Original
                          any Distributions   GAAP Book Liquidation Concern  Limited Partner
                         of Sales Proceeds(1)   Value    Value(2)   Value(2)    Investment
                         -------------------- --------- ----------- -------- ----------------
CNL Income Fund II,
 Ltd....................        $9,219         $7,076     $8,724     $9,419       $9,455

--------

(1) This column reflects, as of December 31, 1998, an adjustment to the Limited Partners' original average $10,000 investment based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed).

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive two material benefits. These benefits include:

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds. we are legally liable for all of the Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "-- Taxation of APF" and "-- Taxation of Stockholders -- Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                   Estimated
                                                                  Gain/(Loss)
                                                                  per Average
                                                                $10,000 Original
                                                                Limited Partner
                                                                 Investment(1)
                                                                ----------------
CNL Income Fund II, Ltd........................................      $1,374

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until      , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares and/or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition described above. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      540,120 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,438,960)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (949,635)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (949,635)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,198,314)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income
                        Combined     Fund II,    Pro Forma          Adjusted
                           APF         Ltd.     Adjustments         Pro Forma
                       ------------ ----------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 420,201    $   3,245 (j)     $14,946,607
 Fees.............       1,256,304          0       (7,931)(k)       1,248,373
 Interest and
 Other Income.....       7,687,325     13,671            0           7,700,996
                       ------------ ----------- ------------------ ------------
  Total Revenue...     $23,466,790   $433,872    $  (4,686)        $23,895,976
 Expenses:
 General and
 Administrative...       4,669,012     39,341J     (20,452)(l),(m)   4,687,901
 Management and
 Advisory Fees....               0          0            0 (n)               0
 Fees to Related
 Parties..........          23,115          0            0              23,115
 Interest
 Expense..........       4,819,998          0            0           4,819,998
 State Taxes......         235,208     15,526        4,881 (o)         255,615
 Depreciation--
 Other............          65,819          0            0              65,819
 Depreciation--
 Property.........       1,898,278     82,317       50,758 (p)       2,031,353
 Amortization.....         547,488        732            0             548,220
 Transaction
 Costs............         125,926     32,324            0             158,250
                       ------------ ----------- ------------------ ------------
  Total Expenses..      12,384,844    170,240       35,187          12,590,271
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $11,081,946  $ 263,632    $ (39,873)        $11,305,705
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271    107,239L     (12,341)(q)         112,169
 Gain on Sale of
 Properties.......               0    192,752            0             192,752
 Provision For
 Loss on
 Properties.......        (215,797)         0            0            (215,797)
                       ------------ ----------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,883,420    563,623      (52,214)         11,394,829
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0            0                   0
                       ------------ ----------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,883,420  $ 563,623    $ (52,214)        $11,394,829
                       ============ =========== ================== ============

                       Quarter Ended March 31, 1999

                                     Property                                Historical    Historical
                                    Acquisition                                 CNL           CNL       Combining
                       Historical    Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF       Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------  -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513           29             542        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...             50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a          n/a             n/a        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401          n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============  ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464          n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============  ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405          n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191          n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386  $58,749,637(u) $647,547,023 $      --    $      --    $        --            0
Mortgages/notes
receivable......      $ 41,269,740            0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............      $    548,862            0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564            0    $  1,083,564 $      --    $      --    $        --            0
Total assets....      $708,694,145  $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,308,433(v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124  $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....      $657,085,021            0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $31,728,803(v1),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined     Fund II,    Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          37        n/a                      579
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a $     11.27 $      n/a           $         0.26
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $    353.78 $      n/a           $        16.33
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $     10.31 $      n/a           $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...                 n/a         n/a        n/a                     3.23x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a      50,000        n/a                      n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a  1,181,883               44,679,284 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a  1,181,883               44,680,347
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     515,629        n/a           $   19,395,878 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         206        n/a           $          217 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $12,266,850 $7,169,752 (v2)      $  666,983,625
Mortgages/notes
receivable......      $  289,166,027 $       --  $        0           $  289,166,027
Receivables,
net.............      $   14,969,032 $    61,742 $ (169,101)(y)       $   14,861,673
Investment
in/due from
joint ventures..      $    1,083,564 $ 4,342,183 $1,010,097(v2)       $    6,435,844
Total assets....      $1,052,891,755 $18,440,817 $5,779,694 (v2),(y)  $1,077,112,266
Total
liabilities/minority
interest........         346,929,801 $   751,942 $ (169,101)(y)       $  347,512,642
Total equity....      $  705,961,954 $17,688,875 $5,948,795 (v2)      $  729,599,624

--------

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $394,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
        Total                                        $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income  $ 62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs  $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees                              $  (697,364)
       Administrative executive and guarantee fees     (290,036)
       Servicing fees                                  (257,767)
       Advisory fees                                    (63,393)
                                                    ------------
                                                    $(1,308,560)
                                                    ============

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $540,120

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $3,245 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $     0
       Reimbursement of administrative costs   (7,931)
                                              -------
                                              $(7,931)
                                              =======

  (l) Represents the elimination of $7,931 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $12,521 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $4,881 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $50,758 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $12,341 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.


  (u)Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                         CNL Financial
                               Advisor   Services Group Income Fund     Total
                             ----------- -------------- -----------  ------------
     Shares Offered            3,800,000    2,350,000   1,181,883.5   7,331,883.5
     Exchange Value                  $20          $20           $20           $20
                             -----------  -----------   -----------  ------------
     Share Consideration     $76,000,000  $47,000,000   $23,637,670  $146,637,670
     Cash Consideration              --           --        295,000       295,000
     APF Transaction Costs     5,536,060    3,423,616     1,743,324    10,703,000
                             -----------  -----------   -----------  ------------
      Total Purchase Price   $81,536,060  $50,423,616   $25,675,994  $157,635,670
                             ===========  ===========   ===========  ============
     Allocation of Purchase
     Price:
     ----------------------
     Net Assets --
      Historical             $ 7,141,252  $10,006,878   $17,688,875  $ 34,837,005
     Purchase Price
      Adjustments:
      Land and buildings on
       operating leases                                   5,712,277     5,712,277
      Net investment in
       direct financing
       leases                                             1,457,475     1,457,475
      Investment in joint
       ventures                                           1,010,097     1,010,097
      Accrued rental income                                (179,999)     (179,999)
      Intangibles and other
       assets                              (2,792,876)      (12,731)   (2,805,607)
      Goodwill*                            43,209,614           --     43,209,614
      Excess purchase price   74,394,808          --            --     74,394,808
                             -----------  -----------   -----------  ------------
         Total Allocation    $81,536,060  $50,423,616   $25,675,994  $157,635,670
                             ===========  ===========   ===========  ============

   * Goodwill represents the portion of the purchase price which is assumed to relate to ongoing value of the debt business.

The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,394,808 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 43,209,614 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

   1. Common Stock (CFA, CFS, CFC)--Class A                8,600
     Common Stock (CFA, CFS, CFC)--Class B                 4,825
     APIC (CFA, CFS, CFC)                             13,857,645
     Retained Earnings                                 3,277,060
     Accumulated distributions in excess of earnings  74,394,808
     Goodwill for CFC (Intangibles and other assets)  43,209,614
      CFC/CFS Org Costs/Other Assets                               2,792,876
      Cash to pay APF transaction costs                            8,959,676
      APF Common Stock                                                61,500
      APF APIC                                                   122,938,500
     (To record acquisition of CFA, CFS and CFC)
   2.Partners Capital                                 17,688,875
     Land and buildings on operating leases            5,712,277
     Net investment in direct financing leases         1,457,475
     Investment in joint ventures                      1,010,097
      Accrued rental income                                          179,999
      Intangibles and other assets                                    12,731
      Cash to pay APF Transaction costs                            1,743,324
      Cash consideration to Income Funds                             295,000
      APF Common Stock                                                11,819
      APF APIC                                                    23,625,851
     (To record acquisition of Income Fund)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Fund of $169,101 in related party payables recorded as receivables by the Advisor.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND II, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund II, Ltd." in this supplement.

                               Quarter Ended
                                 March 31,                          Year Ended December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Revenues (1)............  $   541,111 $   565,190  $2,337,414 $ 2,547,854 $ 2,455,884 $ 2,455,754 $ 2,323,678
Net income (2)..........      563,623     386,521   1,733,739   3,639,880   1,866,961   1,838,517   1,925,517
Cash distributions
 declared (3)...........      515,629   1,747,628   3,294,507   2,376,000   2,376,000   2,376,000   2,376,000
Net income per unit
 (2)....................        11.19        7.64       34.32       72.18       36.97       36.40       38.14
Cash distributions
 declared per unit (3)..        10.31       34.95       65.89       47.52       47.52       47.52       47.52
GAAP book value per
 unit...................       353.78      356.81      352.82      384.03      358.76      368.94      379.69
Weighted average number
 of Limited Partner
 units outstanding......       50,000      50,000      50,000      50,000      50,000      50,000      50,000
                                 March 31,                               December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Total assets............  $18,440,817 $19,825,331 $18,392,911 $19,959,059 $18,671,318 $19,110,615 $19,736,258
Total partners'
 capital................   17,688,875  17,840,542  17,640,881  19,201,649  17,937,769  18,446,808  18,984,291

--------
(1) Revenues include equity in earnings of joint ventures.

(2) Net income for the quarter ended March 31, 1998 and the year ended December 31, 1998 has been reduced by a real estate disposition fee of $41,150 as a result of 1997 sales of two restaurant properties. Net income for the quarter ended March 31, 1999 and for the years ended December 31, 1997 and 1994, includes $192,752, $1,476,124 and $70,554, respectively, from gain on sale of land and buildings. In addition, net income for the year ended December 31, 1994, includes $29,904 from a loss on sale of land and building. Net income for the years ended December 31, 1997 and 1994 also includes lease termination income of $214,000 and $198,482, respectively, recognized by the Income Fund in connection with consideration the Income Fund received for releasing the former tenants from their obligations under the terms of the leases of three of the restaurant properties sold.

(3) Distributions for the quarter ended March 31, 1998, and the year ended December 31, 1998 include a special distribution to the Limited Partners of $1,232,003 as a result of the distribution of net sales proceeds from the 1997 sales of two restaurant properties.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND II, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on November 13, 1986, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains. The leases generally are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 37 restaurant properties, including interests in three restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and six restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and 1998, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses, of $518,058 and $596,047, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily a result of changes in the Income Fund's working capital and changes in income and expenses as described in "Results of Operations" below.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   In March 1999, the Income Fund sold its restaurant property in Columbia, Missouri for $682,500 and received net sales proceeds of $677,678, resulting in a gain of $192,752 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in November 1987 and had a cost of approximately $511,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $166,500 in excess of its original purchase price. As of March 31, 1999, the net sales proceeds of $677,678 plus accrued interest of $497, were being held in an interest-bearing escrow account pending the release of funds to acquire an additional restaurant property. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Columbia, Missouri, and the reinvestment of the net sales proceeds, will qualify as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from the sale.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $899,137 invested in such short-term investments, as compared to $889,891 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The funds remaining at March 31, 1999, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital, including acquisition and development of restaurant properties, and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $751,942 at March 31, 1999 from $752,030 at December 31, 1998. We believe the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on current cash from operations, and for the quarter ended March 31, 1998, a portion of the proceeds received from the 1997 sales of two restaurant properties in Avon Park, Florida and Farmington Hills, Michigan, the Income Fund declared distributions to Limited Partners of $515,629 and $1,747,628 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions of $10.31 and $34.95 per unit for the quarters ended March 31, 1999 and 1998, respectively. Distributions for the quarter ended March 31, 1998 included $1,232,003 as a result of the distribution of the majority of the net sales proceeds from the 1997 sales of the restaurant properties in Avon Park, Florida and Farmington Hills, Michigan. As a result of the sales of the restaurant properties, the Income Fund's total revenue was reduced during 1998 and is expected to remain at reduced amounts in subsequent years, while the majority of the Income Fund's operating expenses remained fixed and are expected to remain fixed. Therefore, distributions of net cash flow were adjusted during 1998. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the Income Funds filed a lawsuit against us and APF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses, of $2,135,691, $2,157,912, and $2,347,731, respectively. The decrease in cash from operations during 1998, as compared to 1997, is primarily a result of changes in income and expenses as described in "Results of Operations" below, and a result of changes in the Income Fund's working capital. The decrease in cash from operations during 1997, as compared to 1996, is primarily a result of changes in the Income Fund's working capital. Cash from operations was also affected by the following transactions during the years ended December 31, 1998, 1997, and 1996.

   In 1993, the Income Fund accepted a promissory note from the tenant of two restaurant properties in Farmington Hills, Michigan, whereby $61,987, which had been included in receivables for past due rents, was converted to a loan receivable. The loan, which was non-interest bearing, was collected in 48 monthly installments with collections commencing January 1993. The receivable was collected in full during 1996.

   In March 1996, the Income Fund accepted a promissory note from the former tenant of the restaurant property in Gainesville, Texas, in the amount of $96,502, representing past due rental and other amounts that had been included in receivables and for which the Income Fund had established an allowance for doubtful accounts, and real estate taxes previously recorded as an expense by the Income Fund. Payments are due in 60 monthly installments of $2,156, including interest at a rate of 11 percent per annum, commencing on June 1, 1996. Due to the uncertainty of the collectibility of this note, the Income Fund established an allowance for doubtful accounts and is recognizing income as collected. During 1998, the Income Fund collected and recognized as income approximately $18,700 relating to this promissory note. As of December 31, 1998 and 1997, the balance in the allowance for doubtful accounts relating to this promissory note was $55,330 and $74,590, respectively, including accrued interest of $2,654 in 1998 and 1997.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In November 1995, the Income Fund entered into a new lease for the restaurant property in Lombard, Illinois. In connection therewith, the Income Fund incurred approximately $40,600 in renovation costs which were paid during the years ended December 31, 1996 and 1997. Additional renovation costs of $25,000 were funded by the tenant, in accordance with the terms of the lease. The renovations were completed in November 1996 and rental payments commenced in July 1997, in accordance with the terms of the lease.

   In January 1996, the Income Fund entered into a promissory note with the corporate general partner for a loan in the amount of $26,300 in connection with the operations of the Income Fund. The loan, which was uncollateralized and bore interest at a rate of prime plus 0.25% per annum was due on demand. The Income Fund repaid the loan in full, along with approximately $200 in interest, to the corporate general partner. In addition, 1997 and 1996, the Income Fund entered into various promissory notes with the corporate general partner for loans totalling $721,000 and $177,600, respectively, in connection with the operations of the Income Fund. The loans were uncollateralized, non-interest bearing and due on demand. As of December 31, 1997, the Income Fund had repaid the loans in full to the corporate general partner.

   In January 1997, Show Low Joint Venture, in which the Income Fund owns a 64 percent interest, sold its restaurant property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The restaurant property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the restaurant property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of the net sales proceeds in a Darryl's restaurant property in Greensboro, North Carolina. As of December 31, 1997, the Income Fund had received approximately $124,400, representing a return of capital, for its pro-rata share of the uninvested net sales proceeds. The Income Fund used these amounts to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners.

   During 1997, the Income Fund sold its restaurant property in Eagan, Minnesota, to the tenant, for $668,033 and received net sales proceeds of $665,882, of which $42,000 were in the form of a promissory note, resulting in a gain of $158,251 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in August 1987 and had a cost of approximately $601,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $64,800 in excess of its original purchase price. In October 1997, the Income Fund reinvested the net cash sales proceeds of approximately $623,900 in a restaurant property in Mesa, Arizona, as tenants-in-common with one of our affiliates. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's interest. The Income Fund owns an approximate 58 percent interest in the restaurant property. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, at a level reasonably assumed by us, resulting from the sale.

   In connection with the sale during 1997 of its restaurant property in Eagan, Minnesota, the Income Fund accepted a promissory note in the principal sum of $42,000. The promissory note bears interest at a rate of 10.50% per annum and is collateralized by personal property. Initially, the note was to be collected in 18 monthly installments of interest only and thereafter, the entire principal balance became due. During 1998, the note was amended to require six monthly installments of $7,368, including interest, commencing on July 1, 1998. As of December 31, 1998 and 1997, the mortgage note receivable balance was $6,872 and $42,734, respectively, including accrued interest of $56 and $734, respectively. In January 1999, the balance, including accrued interest, was collected.

   In addition, during 1997, the Income Fund sold its restaurant properties in Jacksonville, Plant City and Avon Park, Florida; its restaurant property in Mathis, Texas and its two restaurant properties in Farmington

Hills, Michigan to third parties for aggregate sales prices of $4,162,006 and received aggregate net sales proceeds of $4,035,196, resulting in aggregate gains of $1,317,873 for financial reporting purposes. These six restaurant properties were originally acquired by the Income Fund during 1987 and had aggregate costs of approximately $3,338,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold these six restaurant properties for approximately $714,400, in the aggregate, in excess of their original aggregate purchase prices. During 1997, the Income Fund reinvested approximately $1,512,400 of these net sales proceeds in a restaurant property in Vancouver, Washington, and a restaurant property in Smithfield, North Carolina, as tenants-in-common with certain of our affiliates. As of December 31, 1997, remaining net sales proceeds from five of the six restaurant properties of $2,470,175, including accrued interest of $12,505, were being held in interest bearing escrow accounts. In January 1998, the Income Fund reinvested a portion of the net sales proceeds in a restaurant property in Overland Park, Kansas, and a restaurant property in Memphis, Tennessee, as tenants-in-common with certain of our affiliates. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, at a level reasonably assumed by us, resulting from these sales. During 1998, the Income Fund distributed the remaining net sales proceeds to the Limited Partners in a special distribution, as described below. In connection with the sale of both of the Farmington Hills, Michigan restaurant properties, the Income Fund also received $214,000 as a lease termination fee from the former tenant in consideration of the Income Fund's releasing the tenant from its obligation under the terms of the leases.

  None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing from us, however, the Income Fund may borrow, in our discretion, for the purpose of maintaining the operations and paying liabilities of the Income Fund including quarterly distributions. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not encumber any of the restaurant properties in connection with any borrowing or advances. The Income Fund also will not borrow under circumstances which would make the Limited Partners liable to creditors of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

  Currently rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $889,891 invested in such short-term investments, as compared to $470,194 at December 31, 1997. The increase in cash and cash equivalents during 1998, as compared to 1997, is primarily attributable to the release of funds held in escrow at December 31, 1997 relating to the sales of certain restaurant properties during 1997. The funds remaining at December 31, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

  During 1998, 1997, and 1996, certain of our affiliates incurred on behalf of the Income Fund $116,317, $68,555, and $103,909, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $138,153 and $126,284, respectively, to affiliates for such amounts and accounting and administrative services. In addition, during the year ended December 31, 1998, the Income Fund incurred $45,150 in real estate disposition fees due to an affiliate as a result of its services in connection with the 1997 sales of the restaurant properties in Avon Park, Florida and Farmington Hills, Michigan. The payment of such fees is deferred until the Limited Partners have received their cumulative 10% preferred return and their adjusted capital contributions. Other liabilities, including distributions payable, decreased to $568,727 at December 31, 1998, from $631,126 at December 31, 1997, primarily as a result of a decrease in distributions payable to Limited Partners at December 31, 1998. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

  Based primarily on current and anticipated future cash from operations, and during the year ended December 31, 1997, the return of capital from Show Low Joint Venture, a portion of the proceeds received from the sale of restaurant properties as described above, and for the years ended December 31, 1997 and 1996, loans received from us, the Income Fund declared distributions to the Limited Partners of $3,294,507 for the year ended December 31, 1998, and $2,376,000 for each of the years ended December 31, 1997 and 1996. This represents distributions of $65.89 per unit for the year ended December 31, 1998, and $47.52 per Unit for each of the years ended December 31, 1997 and 1996. Distributions for the year ended December 31, 1998 included $1,232,003 as a result of the distribution of the majority of the net sales proceeds from the 1997 sales of the restaurant properties in Avon Park, Florida and Farmington Hills, Michigan. This special distribution was effectively a return of a portion of the Limited Partners' investment; although, in accordance with the Income Fund's partnership agreement, it was applied to the Limited Partners' unpaid preferred return. As a result of the sales of the restaurant properties, the Income Fund's total revenue was reduced during 1998 and is expected to remain at reduced amounts in subsequent years, while the majority of the Income Fund's operating expenses remained fixed. Therefore, distributions of net cash flow were adjusted during 1998. No amounts distributed or to be distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases for the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.


Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased 29 wholly owned restaurant properties, which included one restaurant property in Columbia, Missouri that was sold in March 1999, to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $420,201 and $432,820, respectively, in rental income from these restaurant properties. Rental income decreased during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, primarily as a result of the Income Fund establishing an allowance for doubtful accounts of approximately $12,300 for past due rental amounts relating to the restaurant properties in Casper and Rock Springs, Wyoming in accordance with the Income Fund's collection policy. We will continue to pursue collection of past due rental amounts relating to these restaurant properties and will recognize such amounts as income if collected.

   For the quarters ended March 31, 1999 and 1998, the Income Fund also owned and leased three restaurant properties indirectly through joint venture arrangements and six restaurant properties as tenants-in-common with certain of our affiliates. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $107,239 and $109,416, respectively, attributable to net income earned by these joint ventures.

   During the quarter ended March 31, 1999, two of the Income Fund's lessees, Golden Corral Corporation and Restaurant Management Services, Inc., each contributed more than ten percent of the Income Fund's total rental and mortgage interest income, including the Income Fund's share of rental income from three restaurant properties owned by joint ventures and six restaurant properties owned with affiliate as tenants-in-common. As of March 31, 1999, Golden Corral Corporation was the lessee under leases relating to five restaurants and Restaurant Management Services, Inc. was the lessee under leases relating to four restaurants. It is anticipated that, based on the minimum annual rental payments required by the leases, these two lessees will continue to contribute more than ten percent of the Income Fund's total rental income. In addition, during the quarter ended March 31, 1999, three restaurant chains, Golden Corral, Wendy's, and Popeyes, each accounted for more than ten percent of the Income Fund's total rental and mortgage interest income, including the Income Fund's share of the rental income from three restaurant properties owned by joint ventures and six restaurant properties owned with affiliates as tenants-in-common. It is anticipated that these three restaurant chains each will continue to account for more than ten percent of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization, were $170,240 and $133,519 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, was partially due to the Income Fund incurring $32,324 in transaction costs relating to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   During the quarter ended March 31, 1998, the Income Fund recorded deferred, subordinated real estate disposition fees of $45,150 payable to CNL Fund Advisors, Inc. relating to the 1997 sales of the restaurant properties in Avon Park, Florida and Farmington Hills, Michigan. Initially, the Income Fund considered reinvesting the sales proceeds in additional restaurant properties and therefore did not include these amounts in the determination of the gain on sale for financial reporting purposes during 1997. However, during the quarter ended March 31, 1998, the Income Fund declared a special distribution of net sales proceeds from these restaurant properties payable to the Limited Partners. Accordingly, the Income Fund recorded these subordinated real estate disposition fees during the quarter ended March 31, 1998. The payment of these fees is subordinated to the Limited Partners receiving their cumulative 10 percent preferred return and their adjusted capital contribution. No such fees were recorded during the quarter ended March 31, 1999.

   As a result of the sale of the restaurant property in Columbia, Missouri, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $192,752 for financial reporting purposes during the quarter ended March 31, 1999. No restaurant properties were sold during the quarter ended March 31, 1998.

 The Years Ended December 31, 1998, 1997 and 1996

   During 1996 and 1997, the Income Fund owned and leased 36 wholly owned restaurant properties, including seven restaurant properties sold during 1997. During 1998, the Income Fund owned and leased 29 wholly owned restaurant properties. In addition, during 1998, 1997, and 1996, the Income Fund was a co-venturer in three separate joint ventures that each owned and leased one restaurant property. During 1996, the Income Fund and an affiliate owned and leased one restaurant property as tenants-in-common, during 1997, the Income Fund owned and leased four restaurant properties with affiliates as tenants-in-common, and during 1998, the Income Fund owned and leased six restaurant properties with affiliates, as tenants-in-common. As of December 31, 1998, the Income Fund owned, either directly, as tenants-in-common with affiliates, or through joint venture arrangements, 38 restaurant properties, which are, in general, subject to long-term triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts payable in monthly installments ranging from approximately $8,300 to $222,800. Generally, the leases provide for percentage rent based on sales in excess of a specified amount to be paid annually. In addition, certain leases provide for increases in the annual base rent during the lease term.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $1,773,925, $2,024,119, and $2,224,500, respectively, in rental income from the Income Fund's wholly owned restaurant properties described above. The decrease in rental income during 1998, as compared to 1997, is primarily attributable to a decrease in rental income as a result of the sales of seven restaurant properties during 1997. The Income Fund reinvested the majority of the net sales proceeds from the 1997 sales of several restaurant properties in restaurant properties held as tenants-in-common with certain of our affiliates resulting in an increase in equity in earnings of joint ventures, as described below. Rental income earned from wholly owned restaurant properties is expected to remain at reduced amounts as a result of the Income Fund reinvesting the net sales proceeds in restaurant properties held as tenants-in-common with certain of our affiliates, and distributing net sales proceeds to the Limited Partners, as described above in "Liquidity and Capital Resources."

   Rental income for 1997, as compared to 1996, decreased primarily as the result of the sales of seven restaurant properties during 1997. The decrease in rental income was partially offset by an increase during 1997 due to the fact that rental payments began in July 1997 under the new lease for the restaurant property in Lombard, Illinois, as described above in "Liquidity and Capital Resources."

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $51,029, $68,920, and $79,313, respectively, in contingent rental income. The decrease in contingent rental income for 1998 and 1997, each as compared to the previous year, is primarily due to the 1997 sales of several restaurant properties, the leases of which required the payment of contingent rental income.

   For the years ended December 31, 1998, 1997, and 1996 , the Income Fund also earned $431,974, $389,915, and $130,996, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures during 1998 and 1997, each as compared to the previous year, is primarily attributable to the fact that during 1998 and 1997, the Income Fund reinvested a portion of the net sales proceeds from the 1997 sales of restaurant properties, in two and five restaurant properties, respectively, with certain of our affiliates as tenants-in-common. The increase in net income earned by joint ventures during 1998 is partially offset by, and the increase during 1997, as compared to 1996, is primarily attributable to, the fact that in January 1997, Show Low Joint Venture, in which the Income Fund owns a 64 percent interest, recognized a gain of approximately $360,000 for financial reporting purposes from the sale of its restaurant property, as described above in "Liquidity and Capital Resources," above. Show Low Joint Venture reinvested the majority of the net sales proceeds in an additional restaurant property in June 1997.

   During the year ended December 31, 1998, two of the Income Fund's lessees, Golden Corral Corporation and Restaurant Management Services, Inc., each contributed more than ten percent of the Income Fund's total rental income, including the Income Fund's share of rental income from three restaurant properties owned by joint ventures and six restaurant properties owned with affiliates as tenants-in-common. As of December 31, 1998, Golden Corral Corporation was the lessee under leases relating to six restaurants and Restaurant Management Services, Inc. was the lessee under leases relating to four restaurants. It is anticipated that, based on the minimum annual rental payments required by the leases, these two lessees will continue to contribute more than ten percent of the Income Fund's total rental income during 1999. In addition, during the year ended December 31, 1998, two restaurant chains, Golden Corral, and Popeyes, each accounted for more than ten percent of the Income Fund's total rental and mortgage interest income, including the Income Fund's share of the rental income from three restaurant properties owned by joint ventures and six restaurant properties owned with affiliates as tenants-in-common.

   Operating expenses, including depreciation and amortization expense, were $558,525, $598,098, and $588,923 for the years ended December 31, 1998, 1997, and 1996, respectively. The decrease in operating expenses during 1998, as compared to 1997, is primarily due to a decrease in depreciation expense as a result of the sales of several restaurant properties during 1997. The decrease is partially offset by an increase in general operating and administrative expenses as a result of the Income Fund incurring certain repairs relating to the restaurant property in Lombard, Illinois. The Income Fund has entered into a new lease for this restaurant property and does not anticipate incurring such expenses in the future periods.

   The decrease in operating expenses during 1998, as compared to 1997, is also partially offset by an increase as a result of the Income Fund incurring $16,208 in transaction costs relating to our retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition.

   The decrease in operating expenses during 1998, as compared to 1997, and the increase during 1997, as compared to 1996, is partially due to the fact that during 1997, the Income Fund recorded bad debt expense for past due rental amounts relating to the restaurant property in Eagan, Minnesota, due to financial difficulties of the tenant. This restaurant property was sold in June 1997, as described above in "Liquidity and Capital Resources." The increase in operating expenses during 1997, as compared to 1996, was also attributable to an increase in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties. The increase in operating expenses during 1997, as compared to 1996, was partially offset by a decrease in depreciation expense which resulted from the sale of the seven restaurant properties during 1997, as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, the Income Fund recorded deferred, subordinated real estate disposition fees of $45,150 payable to CNL Fund Advisors, Inc. relating to the 1997 sales of the properties in Avon Park, Florida and Farmington Hills, Michigan. Initially, the Income Fund considered reinvesting the sales proceeds in additional properties and therefore did not include these amounts in the determination of the gain on sale for financial reporting purposes during 1997. However, during the year ended December 31, 1998, the Income Fund declared a special distribution of net sales proceeds from these properties payable to the Limited Partners. Accordingly, the Income Fund recorded these subordinated real estate disposition fees during the year ended December 31, 1998. The payment of these fees is subordinated to the Limited Partners receiving their cumulative 10% preferred return and their adjusted capital contribution.

   As a result of the sales of several restaurant properties, the Income Fund recognized gains totalling $1,476,124 during the year ended December 31, 1997, for financial reporting purposes. In addition, in connection with the sale of the restaurant properties in Farmington Hills, Michigan, the Income Fund also received $214,000 as a lease termination fee from the former tenant in consideration of the Income Fund's releasing the tenant from its obligation under the terms of the leases. No such transactions occurred during the years ended December 31, 1998 and 1996.

   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that we Partners believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.





Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999 the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates of the general partners provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team, for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.......   F-1

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998.....................................................................   F-2

Condensed Statements of Partner's Capital for the Quarters Ended March 31,
 1999 and for the Year Ended December 31, 1998............................   F-3

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998.................................................................   F-4

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998............................................................   F-5

Report of Independent Accountants.........................................   F-7

Balance Sheets as of December 31, 1998 and 1997...........................   F-8

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996.....................................................................   F-9

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996............................................................  F-10

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996.....................................................................  F-11

Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996.................................................................  F-12

Unaudited Pro Forma Financial Information.................................  F-21

Unaudited Pro Forma Balance Sheet as of March 31, 1999....................  F-22

Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999.....................................................................  F-24

Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998.....................................................................  F-26

Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March 31
 , 1999...................................................................  F-28

Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998.................................................................  F-30

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-32

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,651,736 and
 $3,631,359..........................................  $12,266,850 $12,835,304
Investment in joint ventures.........................    4,342,183   4,353,427
Mortgage note receivable.............................          --        6,872
Cash and cash equivalents............................      899,137     889,891
Restricted cash......................................      678,175         --
Receivables, less allowance for doubtful accounts of
 $68,675 and $55,435.................................       61,742     122,560
Prepaid expenses.....................................        7,789       4,801
Lease costs, less accumulated amortization of $15,621
 and $14,889.........................................        4,942       5,674
Accrued rental income................................      179,999     174,382
                                                       ----------- -----------
                                                       $18,440,817 $18,392,911
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable.....................................  $    33,821 $     4,621
Escrowed real estate taxes payable...................       10,191       8,065
Distributions payable................................      515,629     515,629
Due to related parties...............................      169,101     183,303
Rents paid in advance and deposits...................       23,200      40,412
                                                       ----------- -----------
    Total liabilities................................      751,942     752,030
Partners' capital....................................   17,688,875  17,640,881
                                                       ----------- -----------
                                                       $18,440,817 $18,392,911
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                 March 31,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
Revenues:
  Rental income from operating leases....................... $420,201 $432,820
  Interest and other income.................................   13,671   22,954
                                                             -------- --------
                                                              433,872  455,774
                                                             -------- --------
Expenses:
  General operating and administrative......................   35,824   29,926
  Professional services.....................................    3,517    5,716
  State and other taxes.....................................   15,526   14,565
  Depreciation and amortization.............................   83,049   83,312
  Transaction costs.........................................   32,324      --
                                                             -------- --------
                                                              170,240  133,519
                                                             -------- --------
Income Before Equity in Earnings of Joint Ventures, Gain on
 Sale of Land and Building, and Real Estate Disposition
 Fees.......................................................  263,632  322,255
Equity in Earnings of Joint Ventures........................  107,239  109,416
Gain on Sale of Land and Building...........................  192,752      --
Real Estate Disposition Fees................................      --   (45,150)
                                                             -------- --------
Net Income.................................................. $563,623 $386,521
                                                             ======== ========
Allocation of Net Income:
  General partners.......................................... $  4,328 $  4,317
  Limited partners..........................................  559,295  382,204
                                                             -------- --------
                                                             $563,623 $386,521
                                                             ======== ========
Net Income Per Limited Partner Unit......................... $  11.19 $   7.64
                                                             ======== ========
Weighted Average Number of Limited Partner Units
 Outstanding................................................   50,000   50,000
                                                             ======== ========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   390,900  $   373,111
  Net income........................................        4,328       17,789
                                                      -----------  -----------
                                                          395,228      390,900
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   17,249,981   18,828,538
  Net income........................................      559,295    1,715,950
  Distributions ($10.31 and $65.89 per limited
   partner unit, respectively)......................     (515,629)  (3,294,507)
                                                      -----------  -----------
                                                       17,293,647   17,249,981
                                                      -----------  -----------
Total partners' capital.............................  $17,688,875  $17,640,881
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                            Quarter Ended
                                                              March 31,
                                                         ---------------------
                                                           1999        1998
                                                         ---------  ----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities............. $ 518,058  $  596,047
                                                         ---------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and building.............   677,678         --
    Investment in joint ventures........................       --     (834,888)
    Decrease (Increase) in restricted cash..............  (677,678)  1,432,422
    Collections on mortgage note receivable.............     6,817         --
                                                         ---------  ----------
      Net cash provided by investing activities.........     6,817     597,534
                                                         ---------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners...................  (515,629)   (594,000)
                                                         ---------  ----------
      Net cash used in financing activities.............  (515,629)   (594,000)
                                                         ---------  ----------
Net Increase in Cash and Cash Equivalents...............     9,246     599,581
Cash and Cash Equivalents at Beginning of Quarter.......   889,891     470,194
                                                         ---------  ----------
Cash and Cash Equivalents at End of Quarter............. $ 899,137  $1,069,775
                                                         =========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Deferred real estate disposition fees incurred and
   unpaid at end of quarter............................. $     --   $   45,150
                                                         =========  ==========
  Distributions declared and unpaid at end of quarter... $ 515,629  $1,747,628
                                                         =========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund II, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Land and Buildings on Operating Leases:

   In March 1999, the Partnership sold its property in Columbia, Missouri, to a third party for $682,500 and received net sales proceed of $677,678, resulting in a gain of $192,752 for financial reporting purposes. This property was originally acquired by the Partnership in November 1987 and had a cost of approximately $511,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $166,500 in excess of its original purchase price.

3. Restricted Cash:

   As of March 31, 1999, the net sales proceeds of $677,678 from the sale of the property in Columbia, Missouri, plus accrued interest of $497 were being held in an interest-bearing escrow account pending the release of funds to acquire an additional property.

4. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,393,267 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in the previous offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $23,548,652 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the Properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

5. Concentration of Credit Risk:

   The following schedule presents total rental and mortgage interest income from individual lessees, each representing more than ten percent of the Partnership's total rental income (including the Partnership's share of rental income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the quarters ended March 31:

                                                                 1999    1998
                                                               -------- -------
   Golden Corral Corporation.................................. $107,153 $91,728
   Restaurant Management Services, Inc. ......................   57,110  57,110

   In addition, the following schedule presents total rental and mortgage interest income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and mortgage interest income (including the Partnership's share of rental income from joint ventures and properties held as tenants-in-common with affiliates) for each of the quarters ended March 31:

                                                                1999     1998
                                                              -------- --------
   Golden Corral Family Steakhouse Restaurants............... $107,153 $109,668
   Popeyes Famous Fried Chicken Restaurants..................   57,110   57,110
   Wendy's Old Fashioned Hamburger Restaurants...............   54,948   56,273

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to release the properties in a timely manner.

6. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 4 being adjusted to 1,196,634 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund II, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund II, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 13, 1999, except for Note 12 for which the date is March 11, 1999 and
 Note 13 for which the date is June 3, 1999

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $12,835,304 $13,164,568
Investment in joint ventures..........................   4,353,427   3,568,155
Mortgage note receivable..............................       6,872      42,734
Cash and cash equivalents.............................     889,891     470,194
Restricted cash.......................................         --    2,470,175
Receivables, less allowance for doubtful accounts of
 $55,435 and $83,254..................................     122,560      80,577
Prepaid expenses......................................       4,801       5,510
Lease costs, less accumulated amortization of $14,889
 and $11,520..........................................       5,674       9,043
Accrued rental income.................................     174,382     148,103
                                                       ----------- -----------
                                                       $18,392,911 $19,959,059
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     4,621 $     7,170
Accrued and escrowed real estate taxes payable........       8,065       4,656
Distributions payable.................................     515,629     594,000
Due to related parties................................     183,303     126,284
Rents paid in advance and deposits....................      40,412      25,300
                                                       ----------- -----------
Total liabilities.....................................     752,030     757,410
Partners' capital.....................................  17,640,881  19,201,649
                                                       ----------- -----------
                                                       $18,392,911 $19,959,059
                                                       =========== ===========

       See accompanying notes to consolidated financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              ---------------------------------
                                                 1998        1997       1996
                                              ----------  ---------- ----------
Revenues:
  Rental income from operating leases........ $1,773,925  $2,024,119 $2,224,500
  Contingent rental income...................     51,029      68,920     79,313
  Interest and other income..................     80,486      64,900     21,075
                                              ----------  ---------- ----------
                                               1,905,440   2,157,939  2,324,888
                                              ----------  ---------- ----------
Expenses:
  General operating and administrative.......    160,220     137,924    131,628
  Professional services......................     34,731      21,576     26,634
  Bad debt expense...........................        --       27,965        --
  Real estate taxes..........................        --          410      4,647
  State and other taxes......................     14,733      10,403      4,255
  Depreciation and amortization..............    332,633     399,820    421,759
  Transaction costs..........................     16,208         --         --
                                              ----------  ---------- ----------
                                                 558,525     598,098    588,923
                                              ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Sale of Land and
 Buildings, Real Estate Disposition Fees, and
 Lease Termination Income....................  1,346,915   1,559,841  1,735,965
Equity in Earnings of Joint Ventures.........    431,974     389,915    130,996
Gain on Sale of Land and Buildings...........        --    1,476,124        --
Real Estate Disposition Fees.................    (45,150)        --         --
Lease Termination Income.....................        --      214,000        --
                                              ----------  ---------- ----------
Net Income................................... $1,733,739  $3,639,880 $1,866,961
                                              ==========  ========== ==========
Allocation of Net Income:
  General partners........................... $   17,789  $   30,736 $   18,670
  Limited partners...........................  1,715,950   3,609,144  1,848,291
                                              ----------  ---------- ----------
                                              $1,733,739  $3,639,880 $1,866,961
                                              ==========  ========== ==========
Net Income Per Limited Partner Unit.......... $    34.32  $    72.18 $    36.97
                                              ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................     50,000      50,000     50,000
                                              ==========  ========== ==========

       See accompanying notes to consolidated financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................   $162,000     $161,705    $25,000,000  $(20,317,377)  $16,130,302 $(2,689,822) $18,446,808
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........        --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.............        --        18,670            --            --      1,848,291         --     1,866,961
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................    162,000      180,375     25,000,000   (22,693,377)   17,978,593  (2,689,822)  17,937,769
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........        --           --             --     (2,376,000)          --          --    (2,376,000)
 Net income.............        --        30,736            --            --      3,609,144         --     3,639,880
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................    162,000      211,111     25,000,000   (25,069,377)   21,587,737  (2,689,822)  19,201,649
 Distributions to
  limited partners
  ($65.89 per limited
  partner unit).........        --           --             --     (3,294,507)          --          --    (3,294,507)
 Net income.............        --        17,789            --            --      1,715,950         --     1,733,739
                           --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................   $162,000     $228,900    $25,000,000  $(28,363,884)  $23,303,687 $(2,689,822) $17,640,881
                           ========     ========    ===========  ============   =========== ===========  ===========

       See accompanying notes to consolidated financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
  Cash received from tenants............  $ 1,796,989  $ 2,054,519  $ 2,295,531
  Distributions from joint ventures.....      482,671      147,995      164,718
  Cash paid for expenses................     (227,335)     (80,744)    (130,042)
  Interest received.....................       83,366       36,142       17,524
                                          -----------  -----------  -----------
   Net cash provided by operating
    activities..........................    2,135,691    2,157,912    2,347,731
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and
   buildings............................          --     4,659,078          --
  Proceeds received from tenant in
   connection with termination of
   leases...............................          --       214,000          --
  Additions to land and buildings on
   operating leases.....................          --       (29,526)     (11,107)
  Investment in joint ventures..........     (835,969)  (2,136,289)         --
  Return of capital from joint venture..          --       124,440          --
  Collections on mortgage note
   receivable...........................       35,183          --           --
  Decrease (increase) in restricted
   cash.................................    2,457,670   (2,457,670)      25,000
  Payment of lease costs................          --        (4,507)      (1,930)
  Other.................................          --           --       (25,000)
                                          -----------  -----------  -----------
   Net cash provided by (used in)
    investing activities................    1,656,884      369,526      (13,037)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
  Proceeds from loans from corporate
   general partner......................          --       721,000      203,900
  Repayment of loans from corporate
   general partner......................          --      (721,000)    (203,900)
  Distributions to limited partners.....   (3,372,878)  (2,376,000)  (2,376,000)
                                          -----------  -----------  -----------
   Net cash used in financing
    activities..........................   (3,372,878)  (2,376,000)  (2,376,000)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      419,697      151,438      (41,306)
Cash and Cash Equivalents at Beginning
 of Year................................      470,194      318,756      360,062
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   889,891  $   470,194  $   318,756
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 1,733,739  $ 3,639,880  $ 1,866,961
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
  Bad debt expense......................          --        27,965          --
  Depreciation..........................      329,264      395,837      417,776
  Amortization..........................        3,369        3,983        3,983
  Gain on sale of land and buildings....          --    (1,476,124)         --
  Lease termination income..............          --      (214,000)         --
  Equity in earnings of joint ventures,
   net of distributions.................       50,697     (241,920)      33,722
  Increase in receivables...............      (28,799)      (4,166)      (8,803)
  Decrease (increase) in prepaid
   expenses.............................          709         (691)      (1,570)
  Increase in accrued rental income.....      (26,279)     (30,746)     (33,234)
  Decrease in other assets..............          --           --         1,750
  Increase (decrease) in accounts
   payable and accrued expenses.........          860       (2,304)       4,014
  Increase in due to related parties....       57,019       81,206       35,824
  Increase (decrease) in rents paid in
   advance and deposits.................       15,112      (21,008)      27,308
                                          -----------  -----------  -----------
   Total adjustments....................      401,952   (1,481,968)     480,770
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 2,135,691  $ 2,157,912  $ 2,347,731
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage note accepted as consideration
  in sale of land and building..........  $       --   $    42,000  $       --
                                          ===========  ===========  ===========
 Deferred real estate disposition fees
  incurred and unpaid at end of period..  $    45,150  $       --   $       --
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   515,629  $   594,000  $   594,000
                                          ===========  ===========  ===========

       See accompanying notes to consolidated financial statements.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund II, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using the operating method. Under the operating method, land and building leases are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, a loss will be recorded for the amount by which the carrying value of the asset exceeds its fair market value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for uncollectible accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Kirkman Road Joint Venture, Holland Joint Venture and Show Low Joint Venture, and the properties in Arvada, Colorado; Mesa, Arizona; Smithfield, North Carolina; Vancouver, Washington; Overland Park, Kansas; and Memphis, Tennessee, each of

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

which is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method. When a property is sold or a lease is terminated, the related lease cost, if any, net of accumulated amortization is removed from the accounts and charged against income.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases have been classified as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage.

   The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 6,608,400  $ 6,608,400
   Buildings..........................................   9,858,263    9,858,263
                                                       -----------  -----------
                                                        16,466,663   16,466,663
   Less accumulated depreciation......................  (3,631,359)  (3,302,095)
                                                       -----------  -----------
                                                       $12,835,304  $13,164,568
                                                       ===========  ===========

   In June 1997, the Partnership sold its property in Eagan, Minnesota, to the tenant, for $668,033 and received net sales proceeds of $665,882, of which $42,000 were in the form of a promissory note, resulting in a gain of $158,251 for financial reporting purposes. This property was originally acquired by the Partnership in August 1987 and had a cost of approximately $601,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $64,800 in excess of its original purchase price. In October 1997, the Partnership used the net sales proceeds to acquire a property in Mesa, Arizona, as tenants-in-common (see Note
4).

   In addition, during 1997, the Partnership sold its properties in Jacksonville, Plant City and Avon Park, Florida; its property in Mathis, Texas and two properties in Farmington Hills, Michigan to third parties for aggregate sales prices of $4,162,006 and received aggregate net sales proceeds (net of $18,430, which represents amounts due to the former tenant for prorated rent) of $4,035,196, resulting in aggregate gains of $1,317,873 for financial reporting purposes. These six properties were originally acquired by the Partnership during 1987 and had aggregate costs of approximately $3,338,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these six properties for approximately $714,400, in the aggregate, in excess of their original aggregate purchase prices. During 1997, the Partnership reinvested approximately $1,512,400 of these net sales proceeds in a property in Vancouver, Washington, and a property in Smithfield, North Carolina, as tenants-in-common with affiliates of the General Partners (see
Note 4). In January 1998, the Partnership reinvested a portion of these net sales proceeds in a property in Overland Park, Kansas, and a property in Memphis, Tennessee, as tenants-in-common with affiliates of the General Partners (see Note 4). In connection with the sale of both of the Farmington Hills, Michigan properties, the Partnership also received $214,000 as a lease termination fee from the former tenant in consideration of the Partnership's releasing the tenant from its obligation under the terms of the leases.

   Some of the leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $26,279, $30,746, and $33,234, respectively, of such income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,617,078
   2000.............................................................   1,545,876
   2001.............................................................   1,561,629
   2002.............................................................   1,394,850
   2003.............................................................   1,146,347
   Thereafter.......................................................   5,112,565
                                                                     -----------
                                                                     $12,378,345
                                                                     ===========

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Investment in Joint Ventures:

   The Partnership has a 50 percent interest, a 49 percent interest and a 64 percent interest in the profits and losses of Kirkman Road Joint Venture, Holland Joint Venture and Show Low Joint Venture, respectively. The remaining interests in Holland Joint Venture and Show Low Joint Venture are held by affiliates of the general partners. The Partnership also has a 33.87% interest in a property in Arvada, Colorado, with an affiliate of the general partners, as tenants-in-common. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. Amounts relating to its investment are included in investment in joint ventures.

   In January 1997, Show Low Joint Venture, in which the Partnership owns a 64 percent interest, sold its property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of the net sales proceeds in a Darryl's property in Greensboro, North Carolina. As of December 31, 1997, the Partnership had received approximately $124,400 representing a return of capital for its pro-rata share of the uninvested net sales proceeds. As of December 31, 1998, the Partnership owned a 64 percent interest in the profits and losses of the joint venture.

   In October 1997, the Partnership used the net sales proceeds from the sale of the property in Eagan, Minnesota (see Note 3) to acquire a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned an approximate 58 percent interest in this property.

   In December 1997, the Partnership used the net sales proceeds from the sale of one of the properties in Farmington Hills, Michigan, to acquire a property in Smithfield, North Carolina, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 47 percent interest in this property.

   In addition, in December 1997, the Partnership used the net sales proceeds from the sale of the property in Plant City, Florida, to acquire a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned an approximate 37 percent interest in this property.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, in January 1998, the Partnership used the net sales proceeds from the sales of the properties in Jacksonville, Florida and Mathis, Texas, to acquire a 39.39% and a 13.38% interest in a property in Overland Park, Kansas, and a property in Memphis, Tennessee, respectively, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investments in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to its investments are included in investment in joint ventures.

   Kirkman Road Joint Venture, Holland Joint Venture, Show Low Joint Venture and the Partnership and affiliates, as tenants-in-common in six separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the six properties held as tenants-in-common with affiliates at December 31:

                                                          1998        1997
                                                       ----------- ----------
   Land and buildings on operating leases, less accu-
    mulated depreciation.............................. $ 8,410,940 $7,091,781
   Net investment in direct financing leases..........   2,121,822    518,399
   Cash...............................................      37,128     56,815
   Receivables........................................       1,570      4,685
   Accrued rental income..............................     207,239    102,913
   Other assets.......................................       1,069        418
   Liabilities........................................      32,229     31,673
   Partners' capital..................................  10,747,539  7,743,338
   Revenues...........................................   1,254,276    399,579
   Gain on sale of land and building..................         --     360,002
   Net income.........................................   1,051,988    687,021

   The Partnership recognized income totalling $431,974, $389,915, and $130,996 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures and the properties held as tenants-in-common with affiliates.

5. Mortgage Note Receivable:

   In connection with the sale in June 1997 of its property in Eagan, Minnesota, the Partnership accepted a promissory note in the amount of $42,000. The promissory note bears interest at a rate of 10.50% per annum and is collateralized by personal property. Initially, the note was to be collected in 18 monthly installments of interest only and thereafter, the entire principal balance shall become due. During 1998, the note was amended to require six monthly installments of $7,368, including interest, commencing on July 1, 1998. As of December 31, 1998 and 1997, the mortgage note receivable balance was $6,872 and $42,734, including accrued interest of $56 and $734, respectively.

6. Restricted Cash:

   As of December 31, 1997, remaining net sales proceeds of $2,470,175 from the sales of several properties (see Note 3) including accrued interest of $12,505, were being held in interest-bearing escrow accounts pending the release of funds by the escrow agent to acquire additional properties on behalf of the Partnership and to distribute net sales proceeds to the limited partners. In 1998, the funds were released from escrow to the Partnership and were used to acquire two additional properties with affiliates of the general partners and to make a special distribution to the limited partners (see note 4 and note 8).

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

7. Receivables:

   In March 1996, the Partnership accepted a promissory note from the former tenant of the property in Gainesville, Texas, in the amount of $96,502, representing past due rental and other amounts, which had been included in receivables and for which the Partnership had established an allowance for doubtful accounts, and real estate taxes previously recorded as an expense by the Partnership. Payments are due in 60 monthly installments of $2,156, including interest at a rate of 11 percent per annum, commencing on June 1, 1996. Due to the uncertainty of the collectibility of this note, the Partnership established an allowance for doubtful accounts and is recognizing income as collected. As of December 31, 1998 and 1997, the balances in the allowance for doubtful accounts of $55,330 and $74,590, respectively, including accrued interest of $2,654 in 1998 and 1997, represent the uncollected amounts under this promissory note.

8. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first on a pro rata basis to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,294,507, $2,376,000, and $2,376,000. Distributions for the year ended December 31, 1998, included $1,232,003 as a result of the distribution of net sales proceeds from the 1997 sales of properties in Avon Park, Florida and Farmington Hills, Michigan. This amount was applied toward the limited partners' cumulative 10% Preferred Return. No distributions have been made to the general partners to date.

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $1,733,739  $3,639,880  $1,866,961
   Depreciation for financial reporting
    purposes in excess of depreciation for
    tax reporting purposes................      17,510      19,440      20,922
   Gain on sale of land and buildings for
    financial reporting purposes (in
    excess of) less than gain for tax
    reporting purposes....................     335,644    (638,739)        --
   Equity in earnings of joint ventures
    for tax reporting purposes less than
    equity in earnings of joint ventures
    for financial reporting purposes......     (32,934)   (146,161)     (1,240)
   Capitalization of transaction costs for
    tax reporting purposes................      16,208         --          --
   Allowance for doubtful accounts........     (27,819)    (42,782)     25,225
   Accrued rental income..................     (26,279)    (30,746)    (33,234)
   Rents paid in advance..................      18,112     (21,008)     22,508
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $2,034,181  $2,779,884  $1,901,142
                                            ==========  ==========  ==========

10. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's Properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated property management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross operating revenues from joint ventures and the properties held as tenants-in-common with affiliates or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no property management fees will be due or payable for such year. As a result of such threshold no property management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

sale. Payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate, cumulative 10% Preferred Return, plus their adjusted capital contributions. For the year ended December 31, 1998, the Partnership incurred $45,150 in deferred, subordinated, real estate disposition fees as a result of the 1997 sales of properties in Avon Park, Florida and Farmington Hills, Michigan. No deferred, subordinated, real estate disposition fees were incurred for the years ended December 31, 1997 and 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $86,009, $78,139 and $79,624 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1997, the Partnership acquired a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners, for a purchase price of $630,554 from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the Partnership's percentage of interest in the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties consisted of the following at December 31:

                                                               1998     1997
                                                             -------- --------
   Due to Affiliates:
     Expenditures incurred on behalf of the Partnership..... $ 76,326 $ 59,608
     Accounting and administrative services.................   61,827   66,676
     Deferred, subordinated real estate disposition fee.....   45,150      --
                                                             -------- --------
                                                             $183,303 $126,284
                                                             ======== ========

11. Concentration of Credit Risk:

   The following schedule presents total rental income from individual lessees, each representing more than ten percent of the Partnerships' total rental income (including the Partnership's share of rental income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Golden Corral Corporation........................ $485,839 $408,333 $403,875
   Restaurant Management Services, Inc..............  252,292  251,480      N/A

   In addition, the following schedule presents total rental and mortgage interest income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and mortgage interest income (including the Partnership's share of rental income from joint ventures and properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
   Golden Corral Family Steakhouse Restaurants..... $485,839 $408,333 $403,875
   Popeyes Famous Fried Chicken Restaurants........  252,292  251,480      N/A
   Wendy's Old Fashioned Hamburger Restaurants.....      N/A  381,567  421,165
   Denny's.........................................      N/A      N/A  388,050
   KFC.............................................      N/A  278,348  358,463

                         CNL INCOME FUND II, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental, mortgage interest, and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

12. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,393,267 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $23,548,652 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

13. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 12 being adjusted to 1,196,634 shares valued at $20.00 per APF share.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.






   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                          Property                                  Historical
                                        Acquisition                                    CNL
                           Historical    Pro Forma                     Historical   Financial
                              APF       Adjustments        Subtotal     Advisor   Services, Inc.
                          ------------  ------------     ------------  ---------- --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........   475,787,661   58,749,637 (A)   534,537,298           0            0
Net Investment in Direct
 Financing Leases.......   123,270,117            0       123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740            0        41,269,740           0            0
Other Investments.......    16,199,792            0        16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564            0         1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)    10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0         2,007,278           0            0
Receivables (net
 allowances)/Due from
 Related Party..........       548,862            0           548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334            0         5,007,334           0            0
Other Assets............     7,723,678            0         7,723,678     490,141      298,498
Goodwill................             0            0                 0           0            0
                          ------------  -----------      ------------  ----------   ----------
 Total Assets...........  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406
                          ============  ===========      ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $         0      $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs Payable..........    10,172,169            0        10,172,169           0            0
Distributions Payable...             0            0                 0     119,808            0
Due to Related Parties..       148,629            0           148,629           0      563,724
Income Tax Payable......             0            0                 0           0            0
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)    67,806,518     386,229            0
Deferred Income.........     2,052,530            0         2,052,530           0            0
Rents Paid in Advance...     1,340,636            0         1,340,636           0            0
Minority Interest.......       280,970            0           280,970           0            0
Common Stock............       373,483            0           373,483           0            0
Common Stock--Class A...             0            0                 0       6,400        2,000
Common Stock--Class B...             0            0                 0       3,600          724
Additional Paid-in-
 capital................   670,005,177            0       670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0       (13,293,639)  2,514,205      134,080
Partners Capital........             0            0                 0           0            0
                          ------------  -----------      ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406
                          ============  ===========      ============  ==========   ==========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                           Historical
                              CNL       Combining                         Historical
                           Financial    Pro Forma           Combined      CNL Income    Pro Forma           Adjusted
                             Corp.     Adjustments            APF        Fund II, Ltd. Adjustments         Pro Forma
                          ------------ ------------      --------------  ------------- ------------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298    12,266,850     5,712,277 (B2)    552,516,425
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117           --      1,457,475 (B2)    124,727,592
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027           --              0         289,166,027
Other Investments.......     6,353,482            0          22,553,274             0             0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564     4,342,183     1,010,097 (B2)      6,435,844
Cash and Cash
 Equivalents............     4,896,688   (8,959,676)(B1)      7,784,139       899,137    (1,743,324)(B2)      6,644,952
                                                                                           (295,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521       678,175             0           3,538,696
Receivables (net
 allowances)
 /Due from Related
 Party..................     1,969,339     (148,629)(C)      14,969,032        61,742      (169,101)(E)      14,861,673
Accrued Rental Income...             0            0           5,007,334       179,999      (179,999)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835        12,731       (12,731)(B2)      8,450,835
Goodwill................             0   43,209,614 (B1)     43,209,614             0             0          43,209,614
                          ------------ ------------      --------------   -----------  ------------      --------------
 Total Assets...........  $264,700,433 $ 31,308,433      $1,052,891,755   $18,440,817  $  5,779,694      $1,077,112,266
                          ============ ============      ==============   ===========  ============      ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055   $    44,012  $          0      $    6,003,067
Accrued Construction
 Costs Payable..........             0            0          10,172,169             0             0          10,172,169
Distributions Payable...             0            0             119,808       515,629             0             635,437
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405       169,101      (169,101)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0             0             0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228             0             0         295,130,228
Deferred Income.........             0            0           2,052,530             0             0           2,052,530
Rents Paid in Advance...             0            0           1,340,636        23,200             0           1,363,836
Minority Interest.......             0            0             280,970             0             0             280,970
Common Stock............             0       61,500 (B1)        434,983             0        11,819 (B2)        446,802
Common Stock--Class A...           200       (8,600)(B1)              0             0             0                   0
Common Stock--Class B...           501       (4,825)(B1)              0             0             0                   0
Additional Paid-in-
 capital................     3,937,095  122,938,500(B1)     792,943,677             0    23,625,851 (B2)    816,569,528
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (87,416,706)            0             0         (87,416,706)
                                        (74,394,808)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0    17,688,875   (17,688,875)(B2)              0
                          ------------ ------------      --------------   -----------  ------------      --------------
 Total Liabilities and
  Equity................  $264,700,433 $ 31,308,433      $1,052,891,755   $18,440,817  $  5,779,694      $1,077,112,266
                          ============ ============      ==============   ===========  ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                         Property                                             Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  ------------   -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008   $2,339,153(a) $14,523,161  $        0    $        0   $        0
 Fees...................            0            0              0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763            0      2,214,763      47,213       129,362    5,233,919
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771   $2,339,153    $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269            0      1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364            0        697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0            0              0      23,326       292,575            0
 Interest Expense.......            0            0              0      50,730             0    4,769,268
 State Taxes............      235,208            0        235,208           0             0            0
 Depreciation--Other....            0            0              0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813      349,465(a)   1,898,278           0             0            0
 Amortization...........        7,368            0          7,368           0             0            0
 Transaction Costs......      125,926            0        125,926           0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948      349,465      4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $10,688,823   $1,989,688    $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271            0         17,271           0             0            0
 Gain on Sale of
  Properties............            0            0              0           0             0            0
 Provision For Loss on
  Properties............     (215,797)           0       (215,797)          0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   10,490,297    1,989,688     12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0     127,496        48,017       73,166
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297   $1,989,688    $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========   ==========    ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........       50.03x          n/a            n/a         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401          n/a     37,347,401         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464          n/a     37,348,464         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining                        Historical
                           Pro Forma           Combined     CNL Income    Pro Forma           Adjusted
                          Adjustments             APF      Fund II, Ltd. Adjustments         Pro Forma
                          -----------         -----------  ------------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161    $420,201     $   3,245 (j)     $ 14,946,607
 Fees...................   (2,450,663)(b),(c)   1,256,304           0        (7,931)(k)        1,248,373
 Interest and Other
  Income................       62,068 (d)       7,687,325      13,671             0            7,700,996
                          -----------         -----------    --------     ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790    $433,872     $  (4,686)        $ 23,895,976
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012      39,341       (20,452)(l),(m)    4,687,901
 Management and Advisory
  Fees..................   (1,308,560)(f)               0           0             0 (n)                0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115           0             0               23,115
 Interest Expense.......            0           4,819,998           0             0            4,819,998
 State Taxes............            0             235,208      15,526         4,881 (o)          255,615
 Depreciation--Other....            0              65,819           0             0               65,819
 Depreciation--
  Property..............            0           1,898,278      82,317        50,758 (p)        2,031,353
 Amortization...........      540,120 (h)         547,488         732             0              548,220
 Transaction Costs......            0             125,926      32,324             0              158,250
                          -----------         -----------    --------     ---------         ------------
 Total Expenses.........   (1,438,960)         12,384,844     170,240        35,187           12,590,271
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests,
 Gain on Sale of
 Properties and
 Provision for
 Losses on Properties...  $  (949,635)        $11,081,946    $263,632     $ (39,873)        $ 11,305,705
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271     107,239       (12,341)(q)          112,169
 Gain on Sale of
  Properties............            0                   0     192,752             0              192,752
 Provision For Loss on
  Properties............            0            (215,797)          0             0             (215,797)
                          -----------         -----------    --------     ---------         ------------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........     (949,635)         10,883,420     563,623       (52,214)          11,394,829
 Benefit/(Provision) for
  Federal Income
  Taxes.................     (248,679)(i)               0           0             0                    0
                          -----------         -----------    --------     ---------         ------------
Net Earnings (Losses)...  $(1,198,314)        $10,883,420    $563,623     $ (52,214)        $ 11,394,829
                          ===========         ===========    ========     =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a    $  11.27     $     n/a         $       0.26
                          ===========         ===========    ========     =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a    $ 353.78     $     n/a         $      16.33
                          ===========         ===========    ========     =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a    $  10.31     $     n/a         $        n/a
                          ===========         ===========    ========     =========         ============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a         n/a           n/a                3.23x
                          ===========         ===========    ========     =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a      50,000           n/a                  n/a
                          ===========         ===========    ========     =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401         n/a     1,181,883           44,679,284 (r)
                          ===========         ===========    ========     =========         ============
Shares Outstanding......    6,150,000          43,498,464         n/a     1,181,883           44,680,347
                          ===========         ===========    ========     =========         ============
Calculation of Pro Forma
 Distributions:                                                                                        0
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                    $(23,176,017)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                      42,571,895
                                                                                            ------------
Adjusted Pro Forma
 Distributions Declared:                                                                    $ 19,395,878 (s)
                                                                                            ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                    $893,585,689 (t)
                                                                                            ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                    $        217 (u)
                                                                                            ============

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                               Historical
                                       Acquisition                              Historical CNL     CNL
                          Historical    Pro Forma                  Historical     Financial     Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  -----------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a) $55,049,526  $         0    $        0   $         0
 Fees...................            0            0              0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078    22,238,311
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406             0
 Interest Expense.......            0            0              0      148,415             0    21,350,174
 State Taxes............      548,320            0        548,320       19,126             0             0
 Depreciation--Other....            0            0              0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0             0
 Amortization...........       11,808            0         11,808       57,077             0        95,116
 Transaction Costs......      157,054            0        157,054            0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0              0            0             0             0
 Gain on
  Securitization........            0            0              0            0             0     3,694,351
 Other Expenses.........            0            0              0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641      (246,603)
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========    ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........        79.97x         n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    8,163,685     34,811,904          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                   Combining                         Historical
                                                   Pro Forma            Combined     CNL Income    Pro Forma
                                                  Adjustments              APF      Fund II, Ltd. Adjustments
                                                  ------------         -----------  ------------- -----------
Revenues:
 Rental and Earned Income...................      $          0         $55,049,526   $1,824,954    $  12,979 (j)
 Fees.......................................       (32,715,768)(b),(c)   3,226,263            0      (27,846)(k)
 Interest and Other Income..................           207,144 (d)      32,221,925       80,486            0
                                                  ------------         -----------   ----------    ---------
 Total Revenue..............................      $(32,508,624)        $90,497,714   $1,905,440    $ (14,867)
Expenses:
 General and Administrative.................        (4,241,719)(e)      15,939,556      194,951      (61,147)(l),(m)
 Management and Advisory Fees...............        (4,658,434)(f)               0            0            0 (n)
 Fees to Related Parties....................        (2,161,897)(g)         858,787            0            0
 Interest Expense...........................                 0          21,498,589            0            0
 State Taxes................................                 0             567,446       14,733        7,358 (o)
 Depreciation--Other........................                 0             199,157            0            0
 Depreciation--Property.....................          (340,898)(r)       6,590,760      255,657      203,030 (p)
 Amortization...............................         2,160,481 (h)       2,324,482       76,976            0
 Transaction Costs..........................                 0             157,054       16,208            0
                                                  ------------         -----------   ----------    ---------
 Total Expenses.............................        (9,242,467)         48,135,831      558,525      149,241
Operating Earnings (Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties and
 Provision for Losses on Properties.........      $(23,266,157)        $42,361,883   $1,346,915    $(164,108)
                                                    Adjusted
                                                   Pro Forma
                                                  ----------------
Revenues:
 Rental and Earned Income...................      $ 56,887,459
 Fees.......................................         3,198,417
 Interest and Other Income..................        32,302,411
                                                  ----------------
 Total Revenue..............................      $ 92,388,287
Expenses:
 General and Administrative.................        16,073,360
 Management and Advisory Fees...............                 0
 Fees to Related Parties....................           858,787
 Interest Expense...........................        21,498,589
 State Taxes................................           589,537
 Depreciation--Other........................           199,157
 Depreciation--Property.....................         7,049,447
 Amortization...............................         2,401,458
 Transaction Costs..........................           173,262
                                                  ----------------
 Total Expenses.............................        48,843,597
Operating Earnings (Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties and
 Provision for Losses on Properties.........      $ 43,544,690

 Equity in Earnings of Joint
  Venture/Minority Interest.................                 0             (14,138)     431,974      (49,365)(q)
 Gain on Sale of Properties.................                 0                   0            0            0
 Gain on Securitization.....................                 0           3,694,351            0            0
 Other Expenses.............................                 0                   0      (45,150)           0
 Provision For Loss on Properties...........                 0            (611,534)           0            0
                                                  ------------         -----------   ----------    ---------
Net Earnings (Losses) Before
 Benefit/(Provision) for Federal Income
 Taxes......................................       (23,266,157)         45,430,562    1,733,739     (213,473)
 Benefit/(Provision) for Federal Income
  Taxes.....................................         6,898,434 (i)               0            0            0
                                                  ------------         -----------   ----------    ---------
Net Earnings (Losses).......................      $(16,367,723)        $45,430,562   $1,733,739    $(213,473)
                                                  ============         ===========   ==========    =========
Earnings Per Share/Unit.....................      $        n/a         $       n/a   $    34.67    $     n/a
                                                  ============         ===========   ==========    =========
Book Value Per Share/Unit...................      $        n/a         $       n/a   $   352.82    $     n/a
                                                  ============         ===========   ==========    =========
Dividends Per Share/Unit....................      $        n/a         $       n/a   $    65.89    $     n/a
                                                  ============         ===========   ==========    =========
Ratio of Earnings to Fixed Charges..........               n/a                 n/a          n/a          n/a
                                                  ============         ===========   ==========    =========
Wtd. Avg. Units Outstanding.................               n/a                 n/a       50,000          n/a
                                                  ============         ===========   ==========    =========
Wtd. Avg. Shares Outstanding................         6,150,000          40,961,904          n/a    1,181,883
                                                  ============         ===========   ==========    =========
Shares Outstanding..........................         6,150,000          43,522,684          n/a    1,181,883
                                                  ============         ===========   ==========    =========
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from
  Statement of Cashflows....................
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable........
 Addback Pro Forma Investments in Notes
  Receivable................................
Adjusted Pro Forma Distributions Declared:
Pro Forma Wtd. Avg. Dollars Outstanding.....
Pro Forma Cash Distributions Declared per
 $10,000 Investment.........................
 Equity in Earnings of Joint
  Venture/Minority Interest.................           368,471
 Gain on Sale of Properties.................                 0
 Gain on Securitization.....................         3,694,351
 Other Expenses.............................           (45,150)
 Provision For Loss on Properties...........          (611,534)
                                                  ----------------
Net Earnings (Losses) Before
 Benefit/(Provision) for Federal Income
 Taxes......................................        46,950,828
 Benefit/(Provision) for Federal Income
  Taxes.....................................                 0
                                                  ----------------
Net Earnings (Losses).......................      $ 46,950,828
                                                  ================
Earnings Per Share/Unit.....................      $       1.11
                                                  ================
Book Value Per Share/Unit...................      $      16.37
                                                  ================
Dividends Per Share/Unit....................      $        n/a
                                                  ================
Ratio of Earnings to Fixed Charges..........             3.12x
                                                  ================
Wtd. Avg. Units Outstanding.................               n/a
                                                  ================
Wtd. Avg. Shares Outstanding................        42,143,787 (s)
                                                  ================
Shares Outstanding..........................        44,704,567
                                                  ================
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from
  Statement of Cashflows....................      $ 57,596,984
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable........      (265,871,668)
 Addback Pro Forma Investments in Notes
  Receivable................................       288,590,674
                                                  ----------------
Adjusted Pro Forma Distributions Declared:        $ 80,315,990 (t)
                                                  ================
Pro Forma Wtd. Avg. Dollars Outstanding.....      $842,875,747 (u)
                                                  ================
Pro Forma Cash Distributions Declared per
 $10,000 Investment.........................      $       953  (v)
                                                  ================

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                  Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- -----------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $  (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0              0
 Amortization expense...          7,368             0             7,368            0       26,238        424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0              0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0        (73,166)
 Gain on
  securitization........              0             0                 0            0            0              0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0              0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)        (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0              0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0       (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0    (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0      6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0       (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0         55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811              0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0              0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0              0
 Decrease (increase) in
  intangibles and other
  assets................                                                     (30,554)                      7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)      (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0              0
 Decrease in accrued
  interest..............              0             0                 0            0            0       (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365             0           386,365            0            0              0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)   (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)   (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0              0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)             0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0              0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0              0
 Aqcuisition of
  businesses............

 Purchase of other
  investments...........              0             0                 0            0            0              0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0              0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0        134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0              0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0              0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0              0
 Collection on notes
  receivable............        239,596             0           239,596            0            0              0
 Decrease in restricted
  cash..................              0             0                 0            0            0              0
 Increase in intangibles
  and other assets......              0             0                 0            0            0              0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0              0
 Other..................              0             0                 0            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)       134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572              0
 Contributions from
  limited partners......              0             0                 0            0            0              0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0              0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0              0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    22,953,518 (e)    59,540,763            0            0     49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)   (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0              0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0              0
 Distributions to
  limited partners......              0             0                 0            0            0              0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0              0
 Other..................       (200,234)            0          (200,234)           0            0         (9,602)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    22,953,518        30,860,722    1,288,673       18,187     39,429,859
Net increase in cash....    (87,403,718)  (33,456,966)     (120,860,684)    (121,596)    (410,158)     2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573      2,526,078
                          -------------  ------------     -------------  -----------    ---------    -----------
Cash at end of year.....  $  35,796,119  $(33,456,966)    $   2,339,153  $   591,712    $ 552,415    $ 4,896,688
                          =============  ============     =============  ===========    =========    ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                         Historical
                           Combining                     CNL Income
                           Pro Forma                      Fund II,    Pro Forma        Adjusted
                          Adjustments     Combined APF      Ltd.     Adjustments       Pro Forma
                          -----------     -------------  ----------- -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,198,314)(a) $  10,883,420   $ 563,623  $   (52,214)(a) $  11,394,829
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0         1,937,859      82,317       50,758 (b)     2,070,934
 Amortization expense...      540,120 (c)       998,423         732            0           999,155
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763           0            0             7,763
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234      11,244       12,341 (d)        46,819
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                 0    (192,752)           0          (192,752)
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631           0            0           142,631
 Gain on
  securitization........            0                 0           0            0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0           0            0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)     61,587            0          (648,028)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0           0            0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0          (449,580)          0            0          (449,580)
 Investment in notes
  receivable............            0       (42,571,895)          0            0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907           0            0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)          0            0          (402,461)
 Decrease in due from
  related party.........            0            55,382           0            0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359      (2,988)           0            26,371
 Decrease in net
  investment in direct
  financing leases......            0           787,375           0            0           787,375
 Increase in accrued
  rental income.........            0        (1,047,421)     (5,617)           0        (1,053,038)
 Decrease (increase) in
  intangibles and other
  assets................            0           (22,612)          0            0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)     31,326            0          (736,941)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0            97,403     (14,202)           0            83,201
 Decrease in accrued
  interest..............            0          (362,877)          0            0          (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0           386,365     (17,212)           0           369,153
 Increase (decrease) in
  deferred rental
  income................            0           862,647           0            0           862,647
                          -----------     -------------   ---------  -----------     -------------
 Total adjustments......      540,120       (34,588,380)    (45,565)      63,099       (34,570,846)
                          -----------     -------------   ---------  -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)    518,058       10,885       (23,176,017)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                 0     677,678            0           677,678
 Additions to land and
  buildings on operating
  leases................                   (135,820,136)          0                   (135,820,136)
 Investment in direct
  financing leases......            0       (29,608,346)          0            0       (29,608,346)
 Investment in joint
  venture...............            0          (117,662)          0            0          (117,662)
 Acquisition of
  businesses............   (8,959,675)(f)    (8,959,675)              (1,743,325)(g)   (10,998,000)
                                                                        (295,000)(g)
 Purchase of other
  investments...........            0                 0           0            0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                 0           0            0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0           134,981           0            0           134,981
 Investment in mortgage
  notes receivable......            0        (1,388,463)          0            0        (1,388,463)
 Collections on mortgage
  note receivable.......            0            75,010       6,817            0            81,827
 Investment in notes
  receivable............            0        (1,087,483)          0            0        (1,087,483)
 Collection on notes
  receivable............            0           239,596           0            0           239,596
 Decrease in restricted
  cash..................            0                 0    (677,678)           0          (677,678)
 Increase in intangibles
  and other assets......            0                 0           0            0                 0
 Investment in
  certificates of
  deposit...............            0                 0           0            0                 0
 Other..................            0                 0           0            0                 0
                          -----------     -------------   ---------  -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (8,959,675)     (176,532,178)      6,817   (2,038,325)     (178,563,686)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0         1,519,980           0            0         1,519,980
 Contributions from
  limited partners......            0                 0           0            0                 0
 Contributions from
  holder of minority
  interest..............            0                 0           0            0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0        (1,142,237)          0            0        (1,142,237)
 Payment of stock
  issuance costs........            0          (722,001)          0            0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0       109,271,697           0            0       109,271,697
 Payment on line of
  credit/notes payable..            0       (22,874,147)          0            0       (22,874,147)
 Retirement of shares of
  common stock..........            0                 0           0            0                 0
 Distributions to
  holders of minority
  interest..............            0            (8,610)          0            0            (8,610)
 Distributions to
  limited partners......            0                 0    (515,629)           0          (515,629)
 Distributions to
  stockholders..........            0       (14,237,405)          0            0       (14,237,405)
 Other..................            0          (209,836)          0            0          (209,836)
                          -----------     -------------   ---------  -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        71,597,441    (515,629)           0        71,081,812
Net increase in cash....   (9,617,869)     (128,639,697)      9,246   (2,027,440)     (130,657,891)
Cash at beginning of
 year...................            0       127,401,796     889,891            0       128,291,687
                          -----------     -------------   ---------  -----------     -------------
Cash at end of year.....  $(9,617,869)    $  (1,237,901)  $ 899,137  $(2,027,440)    $  (2,366,204)
                          ===========     =============   =========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                            Restated     Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $  32,152,408  $ 19,030,497 (a) $  51,182,905  $10,656,379     $(468,133)  $     427,134
Adjustments to reconcile
 net income(loss) to net
 cash provided by (used
 in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                          11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                          30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                        (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                               0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                         611,534            0             0         398,042
 Gain on
  securitization........              0                               0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                               0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                         899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                               0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                               0            0             0               0
 Investment in notes
  receivable............              0                               0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                               0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                               0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                               0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                               0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                       1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                     (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                        (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                         467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                          31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                               0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                         436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                         693,372            0             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867     2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided
  by(used in) operating
  activities............     39,116,275    21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                       2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                    (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                       (974,696)           0             0               0
 Acquisition of
  businesses
 Purchase of other
  investments...........    (16,083,055)                    (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                               0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                               0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                     (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                         291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                     (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                       1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                               0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                     (6,281,069)           0             0               0
                                      0                               0            0             0               0
 Other..................              0                               0      200,000             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided
  by(used in) investing
  activities............   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                     385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                               0            0             0               0
                                      0                               0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                     (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                    (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    22,953,518 (e)    30,645,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                         (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                       (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                        (34,073)           0             0               0
 Distributions to
  limited partners......              0                               0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                    (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                        (95,101)           0            24      (2,500,011)
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    22,953,518       336,789,059   (8,200,077)       51,854        (700,074)
Net increase(decrease)
 in cash................     75,613,060   (13,876,254)       61,736,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                      47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $(13,876,254)    $ 109,323,583  $   713,308       962,573       2,526,078
                          =============  ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                        Historical     Merger
                           Pro Forma         Combined       CNL Income    Pro Forma        Adjusted
                          Adjustments           APF        Fund II, Ltd. Adjustments       Pro Forma
                          ------------     -------------  -------------- -----------     -------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $(16,367,723)(a) $  45,430,562    $1,733,739   $  (213,473)(a) $  46,950,828
Adjustments to reconcile
 net income(loss) to net
 cash provided by(used
 in) operating
 activities:
 Depreciation...........      (340,898)(b)     6,789,917       329,264       203,030 (b)     7,322,211
 Amortization expense...     2,160,481 (c)     4,474,565         3,369                       4,477,934
 Minority interest in
  income of consolidated
  joint venture.........                          30,156             0                          30,156
 Equity in earnings of
  joint ventures, net of
  distributions.........                         (15,440)       50,697        49,365 (d)        84,622
 Loss(gain) on sale of
  land, building, net
  investment in direct
  leases................                               0             0                               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                       1,009,576             0                       1,009,576
 Gain on
  securitization........                      (3,356,538)            0                      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                     265,871,668             0                     265,871,668
 Decrease(increase) in
  other receivables.....                      (2,543,413)      (28,799)                     (2,572,212)
 Increase in accrued
  interest income
  included in notes
  receivable............                        (170,492)            0                        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                               0             0                               0
 Investment in notes
  receivable............                    (288,590,674)            0                    (288,590,674)
 Collections on notes
  receivable............                      23,539,641             0                      23,539,641
 Decrease in restricted
  cash..................                       2,504,091             0                       2,504,091
 Decrease(increase) in
  due from related
  party.................                        (953,688)            0                        (953,688)
 Increase in prepaid
  expenses..............                           7,246           709                           7,955
 Decrease in net
  investment in direct
  financing leases......                       1,971,634             0                       1,971,634
 Increase in accrued
  rental income.........                      (2,187,652)      (26,279)                     (2,213,931)
 Increase in intangibles
  and other assets......                        (154,351)            0                        (154,351)
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities...........                         846,680           860                         847,540
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                        (133,364)       57,019                         (76,345)
 Increase in accrued
  interest..............                         (77,968)            0                         (77,968)
 Increase in rents paid
  in advance and
  deposits..............                         436,843        15,112                         451,955
 Decrease in deferred
  rental income.........                         693,372             0                         693,372
                          ------------     -------------    ----------   -----------     -------------
 Total adjustments......     1,819,583         9,991,809       401,952       252,395        10,646,156
                          ------------     -------------    ----------   -----------     -------------
 Net cash provided
  by(used in) operating
  activities............   (14,548,140)       55,422,371     2,135,691        38,922        57,596,984
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                       2,385,941             0                       2,385,941
 Additions to land and
  buildings on operating
  leases................                    (259,469,347)            0                    (259,469,347)
 Investment in direct
  financing leases......                     (47,115,435)            0                     (47,115,435)
 Investment in joint
  venture...............                        (974,696)     (835,969)                     (1,810,665)
 Acquisition of
  businesses                (8,959,675)(f)    (8,959,675)                 (1,743,325)(g)   (10,998,000)
                                                                            (295,000)(g)
 Purchase of other
  investments...........                     (16,083,055)            0                     (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                         295,514             0                         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................                         212,821             0                         212,821
 Investment in mortgage
  notes receivable......                      (2,886,648)            0                      (2,886,648)
 Collections on mortgage
  note receivable.......                         291,990        35,183                         327,173
 Investment in equipment
  notes receivable......                      (7,837,750)            0                      (7,837,750)
 Collections on
  equipment notes
  receivable............                       3,046,873             0                       3,046,873
 Decrease in restricted
  cash..................                               0     2,457,670                       2,457,670
 Increase in intangibles
  and other assets......                      (6,281,069)            0                      (6,281,069)
                                                       0             0                               0
 Other..................                         200,000             0                         200,000
                          ------------     -------------    ----------   -----------     -------------
 Net cash provided
  by(used in) investing
  activities............    (8,959,675)     (343,174,536)    1,656,884    (2,038,325)     (343,555,977)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                     386,592,011             0                     386,592,011
 Contributions from
  limited partners......                               0             0                               0
                                                       0             0                               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                      (4,574,925)            0                      (4,574,925)
 Payment of stock
  issuance costs........                     (34,579,650)            0                     (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                     444,399,478             0                     444,399,478
 Payment on line of
  credit/notes payable..                    (411,813,826)            0                    (411,813,826)
 Retirement of shares of
  common stock..........                        (639,528)            0                        (639,528)
 Distributions to
  holders of minority
  interest..............                         (34,073)            0                         (34,073)
 Distributions to
  limited partners......                               0    (3,372,878)                     (3,372,878)
 Distributions to
  stockholders..........                     (48,813,637)            0                     (48,813,637)
 Other..................                      (2,595,088)            0                      (2,595,088)
                          ------------     -------------    ----------   -----------     -------------
 Net cash provided
  by(used in) financing
  activities............             0       327,940,762    (3,372,878)            0       324,567,884
Net increase(decrease)
 in cash................   (23,507,815)       40,188,597       419,697    (1,999,403)       38,608,891
Cash at beginning of
 year...................                      49,829,130       470,194             0        50,299,324
                          ------------     -------------    ----------   -----------     -------------
Cash at end of year.....   (23,507,815)       90,017,727    $  889,891   $(1,999,403)    $  88,908,215
                          ============     =============    ==========   ===========     =============

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

     historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                               CNL
                                            Financial
                                            Services
                                 Advisor      Group      Income Fund       Total
                               ----------- -----------  -------------  --------------
     Shares Offered..........    3,800,000   2,350,000    1,181,883.5     7,331,883.5
     Exchange Value..........  $        20 $        20  $        20    $         20
                               ----------- -----------  -------------  --------------
     Share Consideration.....  $76,000,000 $47,000,000  $23,637,670    $146,637,670
     Cash Consideration......          --          --       295,000         295,000
     APF Transaction Costs...    5,536,060   3,423,616    1,743,324      10,703,000
                               ----------- -----------  -------------  --------------
         Total Purchase
          Price..............  $81,536,060 $50,423,616  $25,675,994    $157,635,670
                               =========== ===========  =============  ==============
     Allocation of Purchase
      Price:
     Net Assets--Historical..  $ 7,141,252 $10,006,878  $17,688,875    $ 34,837,005
     Purchase Price
      Adjustments:
       Land and buildings on
        operating leases.....                             5,712,277       5,712,277
       Net investment in
        direct financing
        leases...............                             1,457,475       1,457,475
       Investment in joint
        ventures.............                             1,010,097       1,010,097
       Accrued rental
        income...............                                (179,999)     (179,999)
       Intangibles and other
        assets...............               (2,792,876)       (12,731)   (2,805,607)
       Goodwill* ............               43,209,614          --       43,209,614
       Excess purchase
        price................   74,394,808         --           --       74,394,808
                               ----------- -----------  -------------  --------------
         Total Allocation....  $81,536,060 $50,423,616  $25,675,994    $157,635,670
                               =========== ===========  =============  ==============

  --------

  * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


    The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,394,808 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 43,209,614 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

      1.Common Stock (CFA, CFS, CFC) - Class A.........      8,600
        Common Stock (CFA, CFS, CFC) - Class B.........      4,825
        APIC (CFA, CFS, CFC)........................... 13,857,645
        Retained Earnings..............................  3,277,060
        Accumulated distributions in excess of
         earnings...................................... 74,394,808
        Goodwill for CFC (Intangibles and other
         assets)....................................... 43,209,614
          CFC/CFS Org Costs/Other Assets...............              2,792,876
          Cash to pay APF transaction costs............              8,959,676
          APF Common Stock.............................                 61,500
          APF APIC.....................................            122,938,500
        (To record acquisition of CFA, CFS and CFC)
      2.Partners Capital............................... 17,688,875
        Land and buildings on operating leases.........  5,712,277
        Net investment in direct financing leases......  1,457,475
        Investment in joint ventures...................  1,010,097
          Accrued rental income........................                179,999
          Intangibles and other assets.................                 12,731
          Cash to pay APF Transaction costs............              1,743,324
          Cash consideration to Income Fund............                295,000
          APF Common Stock.............................                 11,819
          APF APIC.....................................             23,625,851
        (To record acquisition of the Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $169,101 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $394,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates......................... $  (292,575)
         Secured equipment lease fees.............................     (26,127)
         Advisory fees............................................     (63,393)
         Reimbursement of administrative costs....................    (182,125)
         Acquisition fees.........................................      (9,483)
         Underwriting fees........................................        (211)
         Administrative, executive and guarantee fees.............    (290,036)
         Servicing fees...........................................    (257,767)
         Development fees.........................................     (14,678)
         Management fees..........................................    (697,364)
                                                                   -----------
           Total.................................................. $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income................................................ $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs........................... $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $  (697,364)
         Administrative executive and guarantee fees..............    (290,036)
         Servicing fees...........................................    (257,767)
         Advisory fees............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill..................................... $540,120

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $3,245 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees.............................................. $     0
         Reimbursement of administrative costs........................  (7,931)
                                                                       -------
                                                                       $(7,931)
                                                                       =======

    (l) Represents the elimination of $7,931 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $12,521 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $4,881 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $50,758 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $12,341 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates........................ $ (1,773,406)
         Secured equipment lease fees............................      (54,998)
         Advisory fees...........................................     (305,030)
         Reimbursement of administrative costs...................     (408,762)
         Acquisition fees........................................  (21,794,386)
         Underwriting fees.......................................     (388,491)
         Administrative, executive and guarantee fees............   (1,233,043)
         Servicing fees..........................................   (1,570,331)
         Development fees........................................     (229,153)
         Management fees.........................................   (1,851,004)
                                                                  ------------
           Total................................................. $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income............................................... $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs......................... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $(1,851,004)
         Administrative executive and guarantee fees..............  (1,233,043)
         Servicing fees...........................................  (1,269,357)
         Advisory fees............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill................................... $2,160,481

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $12,979 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $      0
         Reimbursement of administrative costs.......................  (27,846)
                                                                      --------
                                                                      $(27,846)
                                                                      ========

    (l) Represents the elimination of $27,846 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $33,301 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $7,358 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $203,030 as a result of adjusting the historical basis of the real estate owned indirectly by the Income Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $49,365 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Concluded)


    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non-Cash Investing Activites:

  On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non Cash Investing Activities:

  On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund II, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund II, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                 Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund II, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

   1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

   1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

     "(B) Notes in accordance with Section 4.4 below."

   1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

     "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

   1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

   1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

   1.6 The following subsection shall be added to Section 10.2

     "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

   1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

   1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

   2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

   2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                                 James M. Seneff, Jr.

                                             Its: Chairman and Chief Executive
                                                       Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                                 /s/ Robert A. Bourne

                                          By: ____________________________

                                                   Robert A. Bourne

                                                    Its: President

                                          CNL APF GP Corp.

                                                 /s/ Robert A. Bourne

                                          By: ____________________________

                                                   Robert A. Bourne

                                                    Its: President

                                          CNL INCOME FUND II, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                                 James M. Seneff, Jr.

                                             Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                                 James M. Seneff, Jr.

                                             Its: Chief Executive Officer

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                               Robert A. Bourne, as General
                                                       Partner

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                             James M. Seneff, Jr., as General
                                                       Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund II, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 2,393,267 fully paid and nonassessable APF Common Shares (1,196,634 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $21,809,611, based on Valuation Associations' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 58,606,733 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 50,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period.
Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $2,393,267 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $239,327 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its:  President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its:  President

                                          CNL INCOME FUND II, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED      , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED      , 1999
                         FOR CNL INCOME FUND III, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund III, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds, that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,041,451 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

    . We are uncertain as to the value at which APF Shares will trade following listing.

    . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

    . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

    . As stated below, the Acquisition is a taxable transaction.

    . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" of the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due      ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes if you vote "Against" the Acquisition and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $675. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 1,041,451 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $950, $950 and $1,391, respectively, in distributions per $10,000 investment to you. The amount distributed to you in 1998 included a special distribution of net sales proceeds of $159 per $10,000 investment. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, while we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 541 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the payments on any notes if you elect to receive notes.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.03%. If only your Income Fund is acquired as of that date, APF's debt service ratio would have been 3.70x and its ratio of debt-to-total assets would have been 27.48%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

APF has tenants of two significant restaurant chains that have filed for bankruptcy protection.

   The fact that APF has tenants of two significant restaurant chains that have filed for bankruptcy protection may adversely affect APF's total rental, earned and interest income. Because all of APF's properties are leased on a triple-net basis, if a tenant has defaulted on its lease obligations or has declared bankruptcy, it would reduce APF's rental, earned and interest income until APF could lease those affected properties to a new tenant or tenants. As of March 31, 1999, your Income Fund had no tenants under bankruptcy protection, and therefore, assuming that your Income Fund is acquired by APF, you, as an APF stockholder or noteholder, may be subject to the adverse consequences associated with having tenants under bankruptcy protection.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions                                                        Estimated Value
 Investments   of Net Sales   Number of   Estimated                                  of APF Shares
  Less any     Proceeds per      APF     Value of APF              Estimated Value    per Average
Distributions     $10,000      Shares       Shares     Estimated    of APF Shares   $10,000 Original
of Net Sales     Original    Offered to   Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1) Income Fund Income Fund   Expenses       Expenses         Investment
-------------  ------------- ----------- ------------ ----------- ----------------- ----------------
$22,253,502       $8,901      1,041,451  $20,829,020   $266,000      $20,563,020         $8,225

--------

(1) The original Limited Partner investment in the Income Fund was $25,000,000. These columns reflect, as of March 31, 1999, an adjustment to the Limited Partners original investments based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed).



   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees(1)...................................................... $ 11,794
   Appraisals and Valuation(2)........................................    4,950
   Fairness Opinions(3)...............................................   30,000
   Solicitation Fees(4)...............................................   11,160
   Printing and Mailing(5)............................................   73,276
   Accounting and Other Fees(6).......................................   24,753
                                                                       --------
     Subtotal.........................................................  155,933
                                                                       ========

                           Closing Transaction Costs

   Title, Transfer Tax and Recording Fees(7)..........................   50,426
   Legal Closing Fees(8)..............................................   24,908
   Partnership Liquidation Costs(9)...................................   34,733
                                                                       --------
     Subtotal.........................................................  110,067
                                                                       --------
   Total.............................................................. $266,000
                                                                       ========

  --------

  (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

  (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

  (3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

  (4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

  (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

  (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

  (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

  (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

  (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 66 2/3% or more in value of your Income Fund's restaurant properties. Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 15 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on      , 1999, at                   . We and
members of APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will
commence upon delivery of the solicitation materials to you on or about    ,
1999 and will continue until the later of (a)    , 1999, a date not less than
60 calendar days from the initial delivery of the solicitation materials, or
(b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to be paid to the General Partners following the Acquisition":

                                                                        Quarter
                                                                         Ended
                                               Year Ended December 31,   March
                                              -------------------------   31,
                                               1996     1997     1998    1999
                                              ------- -------- -------- -------
Historical Distributions paid to the General
 Partners and Affiliates:
  General Partner Distributions.............      --       --       --      --
  Accounting and Administrative Services....  $85,906  $87,056  $89,756 $24,016
  Broker/Dealer Commissions.................      --       --       --      --
  Due Diligence and Marketing Support Fees..      --       --       --      --
  Acquisition Fees..........................      --       --       --      --
  Asset Management Fees.....................      --       --       --      --
  Real Estate Disposition Fees(1)...........      --    15,150   53,400     --
                                              ------- -------- -------- -------
    Total historical........................  $85,906 $102,206 $143,156 $24,016
Pro Forma Distributions to be paid to the
 General Partners following the Acquisition:
  Cash Distributions on APF Shares..........      --       --       --      --
  Salary Compensation.......................      --       --       --      --
                                              ------- -------- -------- -------
    Total pro forma.........................      --       --       --      --

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                             Quarter Ended
                                Year Ended December 31,      March 31, 1999
                               -------------------------- --------------------
                               1994 1995 1996 1997  1998  Historical Pro Forma
                               ---- ---- ---- ---- ------ ---------- ---------
Distributions from Income..... $736 $587 $719 $949 $  689    $132      $104
Distributions from Sales of
 Properties...................  --   --   --   --     591     --        --
Distributions from Return of
 Capital(1)...................  214  363  231    1    111      68        74
                               ---- ---- ---- ---- ------    ----      ----
  Total....................... $950 $950 $950 $950 $1,391    $200      $178
                               ==== ==== ==== ==== ======    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have little or no opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  .the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  .any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

    (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

    (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

    (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                                     Estimated
                                  Original                                         Value of APF
                              Limited Partner                                       Shares per
                              Investments Less                          Going    Average  $10,000
                             any Distributions   GAAP Book Liquidation Concern   Original Limited
                            of Sales Proceeds(1)   Value    Value(2)   Value(2) Partners Investment
                            -------------------- --------- ----------- -------- -------------------
CNL Income Fund III, Ltd..         $8,901         $6,281     $7,648     $8,214        $8,225

--------

(1) This column reflects, as of December 31, 1998, an adjustment to the Limited Partners' original average $10,000 investment based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed).

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive two material benefits. These benefits include:

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                    Estimated Gain/(Loss) per
                                                    Average $10,000 Original
                                                  Limited Partner Investment(1)
                                                  -----------------------------
CNL Income Fund III, Ltd. .......................             $675

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until      , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the

Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units. Your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      541,044 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,438,036)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (950,559)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/
 (Provision) for
 Federal Income
 Taxes............      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (950,559)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,199,238)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income  Acquisition
                        Combined    Fund III,    Pro Forma          Adjusted
                           APF         Ltd.     Adjustments         Pro Forma
                       ------------ ----------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 429,827A   $     584 (j)     $14,953,572
 Fees.............       1,256,304          0     ( 13,593)(k)       1,242,711
 Interest and
 Other Income.....       7,687,325     16,470            0           7,703,795
                       ------------ ----------- ------------------ ------------
  Total Revenue...     $23,466,790   $446,297    $ (13,009)        $23,900,078
 Expenses:
 General and
 Administrative...       4,669,012     38,010     ( 23,353)(l),(m)   4,683,669
 Management and
 Advisory Fees....               0          0            0(n)                0
 Fees to Related
 Parties..........          23,115          0            0              23,115
 Interest
 Expense..........       4,819,998          0            0           4,819,998
 State Taxes......         235,208     12,617        4,248 (o)         252,073
 Depreciation--
 Other............          65,819          0            0              65,819
 Depreciation--
 Property.........       1,898,278     69,280       36,556 (p)       2,004,114
 Amortization.....         548,512          0            0             548,412
 Transaction
 Costs............         125,926     30,882            0             156,808
                       ------------ ----------- ------------------ ------------
  Total Expenses..      12,385,768    150,789       17,451          12,554,008
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $11,081,022  $ 295,508    $ (30,460)        $11,346,070
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     37,114       (7,619)(q)          46,766
 Gain on Sale of
 Properties.......               0          0            0                   0
 Provision For
 Loss on
 Properties.......        (215,797)         0            0            (215,797)
                       ------------ ----------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/
 (Provision) for
 Federal Income
 Taxes............      10,882,496    332,622      (38,079)         11,177,039
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0            0                   0
                       ------------ ----------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,882,496  $ 332,662    $ (38,079)        $11,177,039
                       ============ =========== ================== ============

                       Quarter Ended March 31, 1999

                                     Property                                Historical    Historical
                                    Acquisition                                 CNL           CNL       Combining
                       Historical    Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF       Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------  -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513           29             542        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Ratio of
earnings to
Fixed Charges...             50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a          n/a             n/a        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401          n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============  ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464          n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============  ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405          n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191          n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386  $58,749,637(u) $647,547,023 $      --    $      --    $        --  $       --
Mortgages/notes
receivable......      $ 41,269,740            0    $ 41,269,740 $      --    $      --    $247,896,287 $       --
Receivables,
net.............      $    548,862            0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564            0    $  1,083,564 $      --    $      --    $        --          --
Total assets....      $708,694,145  $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,188,972 (v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124  $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....      $657,085,021            0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $31,609,342 (v1),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined     Fund III,   Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          28        n/a                      570
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a        6.65 $      n/a           $          .25
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $    314.06 $      n/a           $        16.36
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $        10 $      n/a           $          n/a
                      ============== =========== ==================== ==================
Ratio of
earnings to
Fixed Charges...                 n/a         n/a        n/a                     3.19x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a      50,000        n/a                      n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a  1,028,151               44,525,552 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a  1,028,151               44,526,615
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     500,000        n/a           $   19,315,053 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a          50        n/a           $          217 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $13,171,404 $5,950,283 (v2)      $  666,668,710
Mortgages/notes
receivable......      $  289,166,027 $       --  $      --            $  289,166,027
Receivables,
net.............      $   14,969,032 $    64,657 $ (141,182)(y)       $   14,892,507
Investment
in/due from
joint ventures..      $    1,083,564 $ 2,153,198 $  838,295(v2)       $    4,075,057
Total assets....      $1,052,772,294 $16,545,988 $4,718,936 (v2),(y)  $1,074,037,218
Total
liabilities/minority
interest........         346,929,801 $   843,094 $ (141,182)(y)       $  347,631,713
Total equity....      $  705,842,493 $15,702,894 $4,860,118 (v2)      $  726,405,505

--------

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
        Total                                        $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income  $ 62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs  $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees                              $  (697,364)
       Administrative executive and guarantee fees     (290,036)
       Servicing fees                                  (257,767)
       Advisory fees                                    (63,393)
                                                    ------------
                                                    $(1,308,560)
                                                    ============

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $541,044

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $584 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $      0
       Reimbursement of administrative costs   (13,593)
                                              --------
                                              $(13,593)
                                              ========

  (l) Represents the elimination of $13,593 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $9,760 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $4,248 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $36,556 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $7,619 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                         CNL Financial
                               Advisor   Services Group Income Fund     Total
                             ----------- -------------- -----------  ------------
     Shares Offered            3,800,000    2,350,000   1,028,150.6   7,178,150.6
     Exchange Value                  $20          $20           $20           $20
                             -----------  -----------   -----------  ------------
     Share Consideration     $76,000,000  $47,000,000   $20,563,012  $143,563,012
     Cash Consideration              --           --        266,000       266,000
     APF Transaction Costs     5,655,521    3,497,493     1,549,986    10,703,000
                             -----------  -----------   -----------  ------------
      Total Purchase Price   $81,655,521  $50,497,493   $22,378,998  $154,532,012
                             ===========  ===========   ===========  ============
     Allocation of Purchase
     Price:
     ----------------------
     Net Assets --
      Historical             $ 7,141,252  $10,006,878   $15,702,894  $ 32,851,024
     Purchase Price
      Adjustments:
      Land and buildings on
       operating leases                                   4,740,703     4,740,703
      Net investment in
       direct financing
       leases                                             1,209,580     1,209,580
      Investment in joint
       ventures                                             838,295       838,295
      Accrued rental income                                 (75,172)      (75,172)
      Intangibles and other
       assets                              (2,792,876)      (37,302)   (2,830,178)
      Goodwill*                            43,283,491           --     43,283,491
      Excess purchase price   74,514,269          --            --     74,514,269
                             -----------  -----------   -----------  ------------
         Total Allocation    $81,655,521  $50,497,493   $22,378,998  $154,532,012
                             ===========  ===========   ===========  ============

    --------

    * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,514,269 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 43,283,491 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

   1.Common Stock (CFA, CFS, CFC)--Class A                 8,600
    Common Stock (CFA, CFS, CFC)--Class B                  4,825
    APIC (CFA, CFS, CFC)                              13,857,645
    Retained Earnings                                  3,277,060
    Accumulated distributions in excess of earnings   74,514,269
    Goodwill for CFC (Intangibles and other assets)   43,283,491
     CFC/CFS Org Costs/Other Assets                                2,792,876
     Cash to pay APF transaction costs                             9,153,014
     APF Common Stock                                                 61,500
     APF APIC                                                    122,938,500
    (To record acquisition of CFA, CFS and CFC)
   2.Partners Capital                                 15,702,894
    Land and buildings on operating leases             4,740,703
    Net investment in direct financing leases          1,209,580
    Investment in joint ventures                         838,295
     Accrued rental income                                            75,172
     Intangibles and other assets                                     37,302
     Cash to pay APF Transaction costs                             1,549,986
     Cash consideration to Income Funds                              266,000
     APF Common Stock                                                 10,282
     APF APIC                                                     20,552,730
    (To record acquisition of Income Fund)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y)Represents the elimination by the Income Fund of $141,182 in related party payables recorded as receivables by the Advisor.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND III, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund III, Ltd." in this supplement.

                               Quarter Ended
                                 March 31,                          Year Ended December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Revenues (1)............  $   483,411 $   527,412 $ 1,786,254 $ 2,023,495 $ 2,452,797 $ 2,358,235 $ 2,511,833
Net income (2)..........      332,622     978,233   1,736,883   2,391,835   1,814,657   1,482,515   1,858,605
Cash distributions
 declared (3)...........      500,000   1,977,747   3,477,747   2,376,000   2,376,000   2,376,000   2,376,000
Net income per unit
 (2)....................         6.59       19.39       34.44       47.47       35.93       29.37       36.80
Cash distributions
 declared per unit (3)..        10.00       39.55       69.55       47.52       47.52       47.52       47.52
GAAP book value per
 unit...................       314.06      332.23      317.41      352.22      351.91      363.13      381.00
Weighted average number
 of Limited
 Partner units
 outstanding............       50,000      50,000      50,000      50,000      50,000      50,000      50,000
                                 March 31,                               December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Total assets............  $16,545,988 $18,930,315 $16,701,732 $18,479,002 $18,608,907 $19,065,305 $19,945,765
Total partners'
 capital................   15,702,894  16,611,622  15,870,272  17,611,136  17,595,301  18,156,644  19,050,129

--------
(1) Revenues include equity in earnings of the unconsolidated joint venture and minority interest in income and losses of the consolidated joint ventures.

(2) Net income for the quarter ended March 31, 1998 and the year ended December 31, 1998, includes gain on sale of land and buildings of $583,373 and $497,321, respectively, and for the year ended December 31, 1998, as impairment in carrying value of net investment in direct financing lease, of $25,821. Net income for the years ended December 31, 1997 and 1995, includes a provision for loss on land and building of $32,819 and $207,844, respectively. Net income for the year ended December 31, 1997, includes gain on sale of land and buildings of $1,027,590.

(3) Distributions for the quarter ended March 31, 1998, and the year ended December 31, 1998, include a special distribution to the Limited Partners of $1,477,747 as a result of the distribution of net sales proceeds from restaurant properties sales.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND III, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on June 1, 1987, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of selected national and regional fast-food restaurant chains. The leases generally are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 28 restaurant properties which included interests in three restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and three restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and 1998, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses, of $442,021 and $501,741, respectively. The decrease in cash from operations for the quarter ended March 31, 1999 is primarily a result of changes in income and expenses as described in "Results of Operations" below.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   In January 1999, the Income Fund reinvested the majority of the net sales proceeds from the 1998 sale of the restaurant property in Hagerstown, Maryland, along with a portion of the amounts collected in 1998, under the promissory note accepted in connection with the 1997 sale of the restaurant property in Roswell, Georgia, in a Burger King restaurant property in Montgomery, Alabama, at an approximate cost of $939,900.

   In April 1999, the Income Fund sold its restaurant property in Flagstaff, Arizona, to the tenant for $1,103,127 and received net sales proceeds of $1,091,193, resulting in a gain of $285,350 for financial reporting purposes. The Income Fund intends to reinvest the net sales proceeds in an additional restaurant property.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the Income Fund. At March 31, 1999, the Income Fund had $1,044,255 invested in such short-term investments, as compared to $2,047,140 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The decrease in cash and cash equivalents during the quarter ended March 31, 1999, is primarily attributable to the reinvestment of sales proceeds in a restaurant property in Montgomery, Alabama, during the quarter ended March 31, 1999, as described above. The Income Fund expects to use the funds remaining at March 31, 1999 to pay distributions and other liabilities and to invest in an additional restaurant property.

   Total liabilities of the Income Fund, including distributions payable, increased to $708,034 at March 31, 1999 from $695,755 at December 31, 1998 primarily as a result of the Income Fund accruing transaction costs relating to the Acquisition. The increase in liabilities was partially offset by a decrease in amounts due to related parties at March 31, 1999. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs, including acquisition and development of restaurant properties.

   Based on current and anticipated future cash from operations, and for the quarter ended March 31, 1998, proceeds received from the sales of two restaurant properties during 1998, the Income Fund declared distributions to Limited Partners of $500,000 and $1,977,747 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions of $10.00 and $39.55 per unit for the quarters ended March 31, 1999 and 1998, respectively. Distributions for the quarter ended March 31, 1998 included $1,477,747 as a result of the distribution of net sales proceeds from the sale of the restaurant properties in Fernandina Beach and Daytona Beach, Florida. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, reduced the Income Fund's revenues in 1998 and is expected to reduce the Income Fund's revenues in subsequent years. The decrease in Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, resulted in a decrease in cash distributions to the Limited Partners. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the Income Funds filed a lawsuit against us and APF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   During the years ended December 31, 1998, 1997 and 1996, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses, of $1,821,296, $2,021,689, and $2,091,754. The decrease in cash from operations during 1998 and 1997, each as compared to the previous year, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In January 1996, the Income Fund entered into a promissory note with the corporate general partner for a loan in the amount of $86,200 in connection with the operations of the Income Fund. The loan was uncollateralized, bore interest at a rate of prime plus 0.25% per annum and was due on demand. The Income Fund repaid the loan in full, along with approximately $660 in interest, to the corporate general partner. In addition, during 1996 and 1997, the Income Fund entered into various promissory notes with the corporate general partner for loans totalling $575,200 and $117,000, respectively, in connection with the operations of the Income Fund. The loans were uncollateralized, non-interest bearing and due on demand. The Income Fund had repaid the loans in full to the corporate general partner as of December 31, 1997.

   In January 1997, the Income Fund sold its restaurant property in Chicago, Illinois, to a third party, for $505,000 and received net sales proceeds of $496,418, resulting in a gain of $3,827 for financial reporting purposes. The Income Fund used $452,000 of the net sales proceeds to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners. The balance of the funds was used to pay past due real estate taxes on this restaurant property incurred by the Income Fund as a result of the former tenant declaring bankruptcy. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from the sale.

   In March 1997, the Income Fund sold its restaurant property in Bradenton, Florida, to the tenant, for $1,332,154 and received net sales proceeds of $1,305,671, resulting in a gain of $361,368 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in June 1988 and had a cost of approximately $1,080,500, excluding acquisition fees and miscellaneous acquisition expense; therefore, the Income Fund sold the restaurant property for approximately $229,500 in excess of its original purchase price. In June 1997, the Income Fund reinvested approximately $1,276,000 of the net sales proceeds received in a restaurant property in Fayetteville, North Carolina. The Income Fund used the remaining net sales proceeds for other Income Fund purposes. The transaction, or a portion thereof, relating to the sale of the restaurant property in Bradenton, Florida, and the reinvestment of the proceeds in a restaurant property in Fayetteville, North Carolina, qualified as a like-kind exchange transaction for federal income tax purposes. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from the sale.

   In April 1997, the Income Fund sold its restaurant property in Kissimmee, Florida, to a third party for $692,400 and received net sales proceeds of $673,159, resulting in a gain of $271,929 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in March 1988 and had a cost of approximately $474,800, excluding acquisition fees and miscellaneous acquisition expense; therefore, the Income Fund sold the restaurant property for approximately $196,400 in excess of its original purchase price. In July 1997, the Income Fund reinvested approximately $511,700 of these net sales proceeds in a restaurant property located in Englewood, Colorado, as tenants-in-common with one of our affiliates. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's percentage interest. As of December 31, 1997, the Income Fund owned a 33 percent interest in the restaurant property. In January 1998, the Income Fund reinvested the remaining net sales proceeds in an IHOP restaurant property in Overland Park, Kansas, with certain of our affiliates, as tenants-in-common. The transaction, or a portion thereof, relating to the sale of the restaurant property in Kissimmee, Florida, and the reinvestment of a portion of the proceeds in an IHOP restaurant property in Englewood, Colorado, qualified as a like-kind exchange transaction for federal income tax purposes. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from the sale.

   In April 1996, the Income Fund received $51,400 as partial settlement in a right of way taking relating to a parcel of land of the restaurant property in Plant City, Florida. In April 1997, the Income Fund received the remaining proceeds of $73,600 finalizing the sale of the land parcel. In connection therewith, the Income Fund recognized a gain of $94,320 for financial reporting purposes.

   In addition, in June 1997, the Income Fund sold its restaurant property in Roswell, Georgia, to a third party for $985,000 and received net sales proceeds of $942,981, resulting in a gain of $237,608 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in June 1988 and had a cost of approximately $775,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $167,800 in excess of its original purchase price. In connection therewith, the Income Fund received $257,981 in cash and accepted the remaining sales proceeds in the form of a promissory note in the principal sum of $685,000, collateralized by a mortgage on the restaurant property. During 1998, the Income Fund collected the full amount of the outstanding mortgage note receivable balance of $678,730. In December 1997, the Income Fund reinvested a portion of the net sales proceeds in a restaurant property located in Miami, Florida, as tenants-in-common with one of our affiliates. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's percentage interest. As of December 31, 1998, the Income Fund owned a 9.84% interest in the restaurant property. The Income Fund used the remaining net sales proceeds for other Income Fund purposes. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from the sale.

   In October 1997, the Income Fund sold its restaurant property in Mason City, Iowa, to the tenant for $218,790 and received net sales proceeds of $216,528, resulting in a gain of $58,538 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in March 1988 and had a cost of approximately $190,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $26,700 in excess of its original purchase price. In January 1998, the Income Fund reinvested the net sales proceeds in a restaurant property in Overland Park, Kansas, with certain of our affiliates, as tenants-in-common. The transaction, or a portion thereof, relating to the sale of the restaurant property in Mason City, Iowa, and the reinvestment of the proceeds in a restaurant property in Overland Park, Kansas, with affiliates as tenants-in-common, qualified as a like-kind exchange transaction for federal income tax purposes. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from the sale.

   In January 1998, the Income Fund sold its restaurant property in Fernandina Beach, Florida, to the tenant, for $730,000 and received net sales proceeds of $724,172 resulting in a gain of $242,129 for financial reporting purposes. In addition, in January 1998, the Income Fund sold its restaurant property in Daytona Beach, Florida, to the tenant, for $1,050,000 and received net sale proceeds of $1,006,501, resulting in a gain of $267,759 for financial reporting purposes. These properties were originally acquired by the Income Fund in May 1988 and August 1988, respectively, and had a total cost of approximately $1,464,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant properties for approximately $266,500 in excess of their original purchase price. In connection with the sale of these restaurant properties, the Income Fund incurred deferred, subordinated, real estate disposition fees of $53,400. The Income Fund distributed $1,477,747 of the net sales proceeds as a special distribution to the Limited Partners and used the remaining proceeds for other Income Fund purposes. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from these sales.

   In February 1998, the Income Fund also sold its restaurant property in Punta Gorda, Florida, to a third party, for $675,000 and received net sales proceeds of $665,973, resulting in a gain of $73,485 for financial reporting purposes. In May 1998, the Income Fund contributed the net sales proceeds in a joint venture arrangement as described below. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us.

   As described above, in May 1998, the Income Fund entered into a joint venture, RTO Joint Venture, with one of our affiliates, to construct and hold one restaurant property. As of December 31, 1998, the Income Fund had contributed $676,952 to purchase land and pay for construction relating to the joint venture. Construction was completed and rent commenced in December 1998. The Income Fund holds a 46.88% interest in the profits and losses of the joint venture.

   In June 1998, the Income Fund sold its restaurant property in Hagerstown, Maryland, to a third party, for $825,000 and received net sales proceeds of $789,639, resulting in gain of $13,213 for financial reporting purposes. In January 1999, the Income Fund reinvested the majority of the net sales proceeds in a restaurant property in Montgomery, Alabama. The Income Fund intends to use the remaining net sales proceeds to pay distributions to the Limited Partners and for other Income Fund purposes. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us.

   In September 1998, the Income Fund entered into a new lease agreement for the Golden Corral restaurant property in Stockbridge, Georgia. In connection therewith, the Income Fund funded $150,000 in renovation costs.

   In December 1998, the Income Fund sold its restaurant property in Hazard, Kentucky, to a third party for $435,000 and received net sales proceeds of $432,625, resulting in a loss of $99,265 for financial reporting purposes. In January 1999, the Income Fund reinvested the net sales proceeds in a restaurant property in Montgomery, Alabama.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowings from us, however, the Income Fund may borrow, in our discretion, for the purpose of maintaining the operations of the Income Fund. The Income Fund will not encumber any of the restaurant properties in connection with any borrowings or advances. The Income Fund also will not borrow under circumstances which would make the Limited Partners liable to creditors of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $2,047,140 invested in such short-term investments as compared to $493,118 at December 31, 1997. The increase in cash and cash equivalents is primarily attributable to the fact that cash and cash equivalents at December 31, 1998, included the remaining net sales proceeds relating to the sale of several restaurant properties pending reinvestment in additional restaurant properties, and the note receivable as described above. The funds remaining at December 31, 1998, will be used for investment in an additional restaurant property and for the payment of distributions and other liabilities.

   During 1998, 1997, and 1996, certain of our affiliates incurred on behalf of the Income Fund $95,798, $71,681, and $108,900, respectively, for certain operating expenses. At December 31, 1998 and 1997, the Income Fund owed $84,337 and $82,238, respectively, to affiliates for such amounts and accounting and administrative services. In addition, during the year ended December 31, 1998 and 1997, the Income Fund incurred $53,400 and $15,150, respectively, in real estate disposition fees due to an affiliate as a result of services provided in connection with the sale of the restaurant properties in Chicago, Illinois; Daytona Beach and Fernandina Beach, Florida. The payment of such fees is deferred until the Limited Partners have received the sum of their cumulative 10% preferred return and their adjusted capital contributions. Other liabilities, including distributions payable, decreased to $542,868 at December 31, 1998, from $631,861 at December 31, 1997. The decrease in amounts payable to other parties was primarily attributable to a decrease in distributions payable to the Limited Partners at December 31, 1998. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on current and anticipated cash from operations and a portion of the sales proceeds received from the sale of restaurant properties during 1998 and 1997, the Income Fund declared distributions to the Limited Partners of $3,477,747 for the year ended December 31, 1998 and $2,376,000 for each of the years ended December 31, 1997 and 1996. This represents distributions of $69.55 per unit for the year ended December 31, 1998 and $47.52 per unit for each of the years ended December 31, 1997 and 1996. Distributions for 1998 included $1,477,747 as a result of the distribution of net sales proceeds from the sale of the restaurant properties in Fernandina Beach and Daytona Beach, Florida. This special distribution was effectively a return of a portion of the Limited Partners' investment, although, in accordance with the Income Fund's partnership agreement, it was applied to the Limited Partner's unpaid cumulative 10% preferred return. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, reduced the Income Fund's revenues in 1998 and is expected to reduce the Income Fund's revenues in subsequent years. The decrease in Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, resulted in a decrease in cash distributions to the Limited Partners during 1998. No amounts distributed to the Limited Partners for the years ended December 31, 1998,

1997, or 1996 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases for the Income Fund's restaurant properties are generally on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarter ended March 31, 1998, the Income Fund and its consolidated joint venture, Tuscawilla Joint Venture, owned and leased 27 wholly owned restaurant properties, which included five restaurant properties which were sold in 1998, and during the quarter ended March 31, 1999, the Income Fund and its consolidated joint venture owned and leased 23 wholly owned restaurant properties, to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $426,846 and $454,991, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties. Rental and earned income decreased by approximately $44,000 during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, as a result of the sale of five restaurant properties during 1998. The decrease was partially offset by an increase in rental and earned income of approximately $17,300 due to the fact that during January 1999, the Income Fund reinvested a portion of net sales proceeds in an additional restaurant property, as described above in "Liquidity and Capital Resources." Rental and earned income are expected to remain at reduced amounts as a result of distributing a portion of the net sales proceeds from two of the five restaurant properties sold during 1998.

   In addition, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $16,470 and $41,182, respectively, in interest and other income. The decrease in interest and other income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily attributable to a decrease in interest income as a result of the fact that in July 1998, the Income Fund collected the full balance of a mortgage note receivable that the Income Fund had accepted in conjunction with the sale of a restaurant property in a prior year.

   For the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased one restaurant property indirectly through a joint venture arrangement and three restaurant properties as tenants-in-common with our affiliates. In addition, during the quarter ended March 31, 1999, the Income Fund owned and leased one additional restaurant property indirectly through a joint venture arrangement. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned income of $41,459 and $22,751, respectively, attributable to net income recorded by these joint ventures. The increase in net income earned by joint ventures during the quarter ended March 31, 1999, is primarily attributable to the fact that in May 1998, the Income Fund reinvested net sales proceeds from sales of restaurant properties during 1998, in RTO Joint Venture, with an affiliate of the Income Fund which has the same general partners.

   Operating expenses, including depreciation and amortization expense, were $150,789 and $132,552 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, was primarily attributable to the fact that during the quarter ended March 31, 1999, the Income Fund incurred $30,882 in transaction costs relating to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions. The increase in operating expenses was partially offset by a decrease in depreciation expense of approximately $11,000, due to the sales of several restaurant properties during 1998 and a decrease of approximately $4,200, due to the fact that, during the quarter ended March 31, 1998, the Income Fund recognized real estate tax expense relating to the Po Folks restaurant property in Hagerstown, Maryland, based on the fact that payment of this amount by the former tenant was doubtful. The Income Fund sold this restaurant property in June 1998.

   As a result of the sales of three restaurant properties during the quarter ended March 31, 1998, the Income Fund recognized a total gain of $583,373 for financial reporting purposes. No restaurant properties were sold during the quarter ended March 31, 1999.

 The Years Ended December 31, 1998, 1997 and 1996

   During the year ended December 31, 1996, the Income Fund and its consolidated joint venture, Tuscawilla Joint Venture, owned and leased 30 wholly owned restaurant properties and during 1997, the Income Fund and its consolidated joint venture, Tuscawilla Joint Venture, owned and leased 32 wholly owned restaurant properties, including five restaurant properties which were sold during 1997. During 1998, the Income Fund owned and leased 27 wholly owned restaurant properties, including five restaurant properties which were sold during 1998. In addition, during the years ended December 31, 1996, 1997 and 1998, the Income Fund was a co-venturer in two separate joint ventures that each owned and leased one restaurant property and during 1997 and 1998, the Income Fund owned and leased two restaurant properties, with certain of our affiliates, as tenants-in-common. During 1998, the Income Fund and its consolidated joint venture, Tuscawilla Joint Venture, owned and leased one additional restaurant property, with certain of our affiliates, as tenants-in-common and was a co-venturer in a joint venture that owned and leased one restaurant property. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 27 restaurant properties which are, in general, subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts payable in monthly installments ranging from approximately $23,000 to $191,900. The majority of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some leases provide for increases in the annual base rent during the lease term.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund and its consolidated joint venture, Tuscawilla Joint Venture, earned $1,554,852, $1,930,486, and $2,273,850, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during 1998 and 1997, each as compared to the previous year, is partially attributable to a decrease of approximately $350,300 and $219,700, respectively, as a result of the sales of restaurant properties during 1998 and 1997, as described above in "Liquidity and Capital Resources." During 1998 and 1997, the decrease in rental income was partially offset by an increase of approximately $69,100 and $86,200, respectively, due to the reinvestment of a portion of these net sales proceeds during 1997, in a rental restaurant property in Fayetteville, North Carolina, as described above in "Liquidity and Capital Resources."

   The decrease in rental and earned income during 1997, as compared to 1996, is partially attributable to the fact that during 1997, the Income Fund entered into a new lease with a new tenant for the Denny's restaurant property in Hagerstown, Maryland, and in connection therewith, recognized as income approximately $118,700 for which the Income Fund had previously established an allowance for doubtful accounts relating to the Denny's and Po Folks restaurant properties in Hagerstown, Maryland. During 1997, the Income Fund established an allowance for doubtful accounts for these amounts due to the uncertainty of the collectibility of these amounts. We are pursuing collection of past due amounts relating to this restaurant property and will recognize any such amounts as income if collected.

   Rental and earned income during 1998, 1997, and 1996, remained at reduced levels due to the fact that the Income Fund did not receive any rental income relating to the Po Folks restaurant property in Hagerstown, Maryland. In June 1998, the Income Fund sold the restaurant property to a third party, as described above in "Liquidity and Capital Resources." In January 1999, the Income Fund reinvested the majority of the net sales proceeds in a restaurant property in Montgomery, Alabama and intends to use the remaining net sales proceeds for other Income Fund purposes.

   In addition, the decrease in rental and earned income during 1997, as compared to 1996, is partially attributable to the fact that, during 1998 and 1997, the Income Fund increased its allowance for doubtful accounts by approximately $74,400 and $15,400, respectively, for accrued rental income amounts previously recorded (due to the fact that future scheduled rent increases are recognized on a straight-line basis over the term of the lease in accordance with generally accepted accounting principles) relating to the restaurant property in Canton Township, Michigan, due to financial difficulties the tenant was experiencing. During 1998, the tenant vacated the restaurant property and ceased operations and the Income Fund wrote off all such accrued rental income amounts and is currently seeking either a replacement tenant or purchaser for this restaurant property.

   The decrease during 1998, as compared to 1997, is also partially attributable to the fact that during 1998, the Income Fund terminated the lease with the tenant of the restaurant property in Hazard, Kentucky, and wrote off approximately $29,500 of accrued rental income recognized since inception relating to the straight lining of future scheduled rent increases, in accordance with generally accepted accounting principles. In addition, the decrease during 1998 is partially attributable to the Income Fund reserving approximately $41,400 in accrued rental income non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the term of the lease in accordance with generally accepted accounting principles.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $98,915, $157,648, and $157,993, respectively, in contingent rental income. The decrease in contingent rental income during 1998, as compared to 1997, is primarily attributable to the sales of restaurant properties during 1998 and 1997, for which the leases required the payment of contingent rental income.

   In addition, during 1998, 1997, and 1996, the Income Fund earned $127,064, 100,816, and $26,496, respectively, in interest and other income. The increase in interest and other income during 1998 and 1997, was partially attributable to the interest earned on the net sales proceeds relating to the sales of restaurant properties during 1998 and 1997, temporarily invested in short-term highly liquid investments pending reinvestment of such amounts in additional restaurant properties or the use of such amounts for other Income Fund purposes. In addition, interest and other income increased by approximately $33,700 during 1997, as a result of the interest earned on the mortgage note receivable accepted in connection with the sale of the restaurant property in Roswell, Georgia, in June 1997. The increase in interest and other income during 1997, was also attributable to the Income Fund recognizing $15,000 in other income due to the fact that the purchase and sale agreement between the Income Fund and a third party for the Po Folks restaurant property located in Hagerstown, Maryland, was terminated. Based on the agreement, the deposits received in connection with the purchase and sale agreement were retained as other income by the Income Fund due to the termination of the agreement.

   The Income Fund recognized income of $22,708, a loss of $148,170, and income of $11,740 for the years ended December 31, 1998, 1997, and 1996, respectively, attributable to net income and net loss earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The loss during 1997 was due to the fact that during 1997, the operator of the restaurant property owned by Titusville Joint Venture vacated the restaurant property and ceased operations. In conjunction therewith, during 1997, Titusville Joint Venture in which the Income Fund owns a 73.4% interest established an allowance for doubtful accounts of approximately

$27,000 for past due rental amounts. No such allowance was established during 1996. During 1998, the joint venture wrote off all uncollected balances and ceased collection efforts. The joint venture wrote off unamortized lease costs of $23,500 in 1997 due to the tenant vacating the restaurant property. In addition, during 1997, the joint venture established an allowance for loss on land and building for its restaurant property in Titusville, Florida, of approximately $147,000. During 1998, the joint venture increased the allowance for loss on land and building by approximately $125,300 for financial reporting purposes. The allowance represents the difference between the restaurant property's carrying value at December 31, 1998 and the current estimate of the net realizable value at December 31, 1998 for the restaurant property. Titusville Joint Venture is currently seeking either a replacement tenant or purchaser for this restaurant property. The increase in income earned from joint ventures during 1998, is partially attributable to, and the decrease during 1997, as compared to 1996, is partially offset by, an increase in net income earned by joint ventures due to the fact that the Income Fund reinvested a portion of the net sales proceeds it received from the 1997 and 1998 sales of several restaurant properties, in three restaurant properties with certain of our affiliates as tenants-in-common and one restaurant property through a joint venture arrangement with one of our affiliates in 1997 and 1998.

   During the year ended December 31, 1998, one lessee of the Income Fund and its consolidated joint venture, Golden Corral Corporation, contributed more than ten percent of the Income Fund's total rental income, including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from restaurant properties owned by unconsolidated joint ventures and restaurant properties owned with affiliates as tenants-in-common. As of December 31, 1998, Golden Corral Corporation was the lessee under leases relating to five restaurants. It is anticipated that, based on the minimum rental payments required by the leases, this lessee will continue to contribute more than ten percent of the Income Fund's total rental income during 1999. In addition, during the year ended December 31, 1998, three restaurant chains, Golden Corral, Pizza Hut, and KFC, each accounted for more than ten percent of the Income Fund's total rental income, including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from restaurant properties owned by unconsolidated joint ventures and restaurant properties owned with affiliates as tenants-in-common. It is anticipated that Golden Corral, Pizza Hut, and KFC each will continue to account for more than ten percent of total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of Golden Corral Corporation or any of these restaurant chains could materially affect the Income Fund's income, if the Income Fund is not able to re-lease these restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $520,871, $626,431, and $638,140 for the years ended December 31, 1998, 1997, and 1996, respectively. The decrease in operating expenses during 1998, as compared to 1997, and 1997, as compared to 1996, was partially attributable to a decrease in depreciation expense as a result of the sales of restaurant properties in 1998 and 1997.

   The decrease in operating expenses during 1998, as compared to 1997, is partially attributable to, and the decrease during 1997, as compared to 1996, is partially offset by, an increase in operating expenses during 1997, due to the fact that the Income Fund recognized real estate tax expense of approximately $40,200 and bad debt expense of approximately $32,400, relating to the Denny's and Po Folks restaurant properties in Hagerstown, Maryland. These amounts relate to prior year amounts due from the former tenant that the current tenant of this restaurant property had agreed to pay, as described above in "Liquidity and Capital Resources." However, the Income Fund recorded these amounts as expenses during 1997, due to the fact that payment of these amounts by the current tenant was doubtful. We intend to pursue collection of past due amounts relating to this restaurant property and will recognize any such amounts as income if collected. In June 1998, the Income Fund sold the Po Folks restaurant property to a third party if the Income Fund is unable to re-lease these restaurant properties in a timely manner.

   The decrease during 1998, as compared to 1997, is partially offset by the fact that the Income Fund incurred $14,227 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition.

   As a result of the restaurant properties sales during 1998 and 1997, and the sale of parcel of land in Plant City, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized gains on sale of land and buildings totalling $497,321 and $1,027,590 during the years ended December 31, 1998 and 1997, respectively. No restaurant properties were sold during 1996. In addition, during the years ended December 31, 1998 and 1997, the Income Fund recorded an allowance for loss on land and building and impairment in carrying value of net investment in direct financing lease of $25,821 and $32,819, respectively, relating to the Denny's and Po Folks restaurant properties in Hagerstown, Maryland. The allowance represents the difference between the carrying value of the restaurant properties at December 31, 1998 and 1997, and the net realizable value of the restaurant properties based on the current estimated net realizable value of each restaurant property at December 31, 1998 and 1997, respectively.

   The Income Fund's leases as of December 31, 1998, are triple-net leases and, in general, contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.



Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999 the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates of the general partners provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team, for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1

Condensed Statements of Income for the Quarters Ended March 31, 1999
 and 1998................................................................   F-2

Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................   F-3

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998................................................................   F-4

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................   F-5

Report of Independent Accountants........................................   F-7

Balance Sheets as of December 31, 1998 and 1997..........................   F-8

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................   F-9

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-10

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-11

Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-12

Unaudited Pro Forma Financial Information................................  F-23

Unaudited Pro Forma Balance Sheet as of March 31, 1999...................  F-24

Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999....................................................................  F-26

Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998....................................................................  F-28

Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended
 March 31, 1999..........................................................  F-30

Unaudited Pro Forma Statement of Cash Flows for the Year Ended
 December 31, 1998.......................................................  F-32

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-34


                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                                    December
                                                        March 31,      31,
                                                          1999        1998
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,808,175 and
 $2,738,895........................................... $11,676,552 $11,418,836
Net investment in direct financing leases, less
 allowance for impairment in carrying value of
 $25,821..............................................   1,494,852     887,071
Investment in joint ventures..........................   2,153,198   2,157,147
Cash and cash equivalents.............................   1,044,255   2,047,140
Receivables, less allowance for doubtful accounts of
 $154,918 and $153,598................................      64,657      89,519
Prepaid expenses......................................       7,948       6,751
Accrued rental income, less allowance for doubtful
 accounts of $41,380..................................      75,172      65,914
Other assets..........................................      29,354      29,354
                                                       ----------- -----------
                                                       $16,545,988 $16,701,732
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    31,407 $     2,072
Accrued and escrowed real estate taxes payable........      14,463      15,217
Distributions payable.................................     500,000     500,000
Due to related party..................................     141,182     152,887
Rents paid in advance.................................      20,982      25,579
                                                       ----------- -----------
  Total liabilities...................................     708,034     695,755
Minority interests....................................     135,060     135,705
Partners' capital.....................................  15,702,894  15,870,272
                                                       ----------- -----------
                                                       $16,545,988 $16,701,732
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                               Quarter Ended
                                                                 March 31,
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
Revenues:
  Rental income from operating leases......................  $382,878  $421,125
  Earned income from direct financing leases...............    43,968    33,866
  Contingent rental income.................................     2,981    12,833
  Interest and other income................................    16,470    41,182
                                                             --------  --------
                                                              446,297   509,006
                                                             --------  --------
Expenses:
  General operating and administrative.....................    34,722    31,780
  Professional services....................................     3,288     4,610
  Real estate taxes........................................       --      4,229
  State and other taxes....................................    12,617    11,516
  Depreciation and amortization............................    69,280    80,417
  Transaction costs........................................    30,882       --
                                                             --------  --------
                                                              150,789   132,552
                                                             --------  --------
Income Before Minority Interest in Income of Consolidated
 Joint Venture, Equity in Earnings of Unconsolidated Joint
 Ventures, and Gain on Sale of Land and Buildings..........   295,508   376,454
Minority Interest in Income of Consolidated Joint Venture..    (4,345)   (4,345)
Equity in Earnings of Unconsolidated Joint Ventures........    41,459    22,751
Gain on Sale of Land and Buildings.........................       --    583,373
                                                             --------  --------
Net Income.................................................  $332,622  $978,233
                                                             ========  ========
Allocation of Net Income:
  General partners.........................................  $  3,326  $  8,558
  Limited partners.........................................   329,296   969,675
                                                             --------  --------
                                                             $332,622  $978,233
                                                             ========  ========
Net Income Per Limited Partner Unit........................  $   6.59  $  19.39
                                                             ========  ========
Weighted Average Number of Limited Partner Units
 Outstanding...............................................    50,000    50,000
                                                             ========  ========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                                   Year Ended
                                                     Quarter Ended  December
                                                       March 31,       31,
                                                         1999         1998
                                                     ------------- -----------
General partners:
  Beginning balance.................................  $   354,638  $   339,611
  Net income........................................        3,326       15,027
                                                      -----------  -----------
                                                          357,964      354,638
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   15,515,634   17,271,525
  Net income........................................      329,296    1,721,856
  Distributions ($10.00 and $69.55 per limited
   partner unit, respectively)......................     (500,000)  (3,477,747)
                                                      -----------  -----------
                                                       15,344,930   15,515,634
                                                      -----------  -----------
Total partners' capital.............................  $15,702,894  $15,870,272
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                            Quarter Ended
                                                              March 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities............ $  442,021  $  501,741
                                                        ----------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and buildings...........        --    2,424,977
    Additions to land and building on operating lease..   (326,996)        --
    Investment in direct financing lease...............   (612,920)        --
    Investment in joint venture........................        --     (415,586)
    Collections on note receivable.....................        --        3,242
    Decrease in restricted cash........................        --      245,377
                                                        ----------  ----------
      Net cash provided by (used in) investing
       activities......................................   (939,916)  2,258,010
                                                        ----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners..................   (500,000)   (594,000)
    Distributions to holders of minority interests.....     (4,990)     (5,050)
                                                        ----------  ----------
      Net cash used in financing activities............   (504,990)   (599,050)
                                                        ----------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents... (1,002,885)  2,160,701
Cash and Cash Equivalents at Beginning of Quarter......  2,047,140     493,118
                                                        ----------  ----------
Cash and Cash Equivalents at End of Quarter............ $1,044,255  $2,653,819
                                                        ==========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Deferred real estate disposition fees incurred and
   unpaid at end of quarter............................ $      --   $   53,400
                                                        ==========  ==========
  Distributions declared and unpaid at end of quarter.. $  500,000  $1,977,747
                                                        ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund III, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 69.07% interest in Tuscawilla Joint Venture using the consolidation method. Minority interests represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Land and Buildings on Operating Leases:

   In January 1999, the Partnership reinvested the majority of the net sales proceeds from the 1998 sale of the property in Hagerstown, Maryland, along with amounts collected in 1998, under a promissory note in a Burger King property in Montgomery, Alabama, at an approximate cost of $939,900. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the land portion of this property was classified as an operating lease while the building portion was classified as a capital lease.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,082,901 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $20,535,734 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

4. Subsequent Event:

   In April 1999, the Partnership sold its property in Flagstaff, Arizona, to the tenant for $1,103,127 and received net sales proceeds of $1,091,193, resulting in a gain of $285,350 for financial reporting purposes.

5. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 1,041,451 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund III, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund III, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 14, 1999, except for Note 13 for which the date is March 11, 1999 and Note 14 for which the date is June 3, 1999

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $11,418,836 $14,635,583
Net investment in direct financing leases, less
 allowance for impairment in carrying value............     887,071     926,862
Investment in joint ventures...........................   2,157,147   1,179,762
Mortgage note receivable...............................         --      681,687
Cash and cash equivalents..............................   2,047,140     493,118
Restricted cash........................................         --      251,879
Receivables, less allowance for doubtful accounts of
 $153,598 and $154,469.................................      89,519     102,420
Prepaid expenses.......................................       6,751      14,361
Lease costs, less accumulated amortization of $12,000
 and $2,762............................................         --        9,238
Accrued rental income, less allowance for doubtful
 accounts of $41,380 and $15,384.......................      65,914     154,738
Other assets...........................................      29,354      29,354
                                                        ----------- -----------
                                                        $16,701,732 $18,479,002
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     2,072 $     5,219
Accrued and escrowed real estate taxes payable.........      15,217      11,897
Distributions payable..................................     500,000     594,000
Due to related parties.................................     152,887      97,388
Rents paid in advance and deposits.....................      25,579      20,745
                                                        ----------- -----------
  Total Liabilities....................................     695,755     729,249
Minority interest......................................     135,705     138,617
Partners' capital......................................  15,870,272  17,611,136
                                                        ----------- -----------
                                                        $16,701,732 $18,479,002
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,523,980  $1,859,911  $2,184,460
  Adjustments to accrued rental income....    (103,830)        --          --
  Earned income from direct financing
   leases.................................     134,702      70,575      89,390
  Contingent rental income................      98,915     157,648     157,993
  Interest and other income...............     127,064     100,816      26,496
                                            ----------  ----------  ----------
                                             1,780,831   2,188,950   2,458,339
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     137,245     140,886     147,840
  Professional services...................      36,591      27,314      50,064
  Bad debt expense........................         --       32,360         924
  Real estate taxes.......................      11,966      47,165       1,973
  State and other taxes...................      12,249       9,924      11,973
  Depreciation and amortization...........     308,593     368,782     425,366
  Transaction costs.......................      14,227         --          --
                                            ----------  ----------  ----------
                                               520,871     626,431     638,140
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings (Loss) of Unconsolidated Joint
 Ventures, Gain on Sale of Land and
 Buildings and Provision for Loss on Land
 and Building and Impairment in Carrying
 Value of Net Investment in Direct
 Financing Lease..........................   1,259,960   1,562,519   1,820,199
Minority Interest in Income of
 Consolidated Joint Venture...............     (17,285)    (17,285)    (17,282)
Equity in Earnings (Loss) of
 Unconsolidated Joint Ventures............      22,708    (148,170)     11,740
Gain on Sale of Land and Buildings........     497,321   1,027,590         --
Provision for Loss on Land and Building
 and Impairment in Carrying Value of Net
 Investment in Direct Financing Lease.....     (25,821)    (32,819)        --
                                            ----------  ----------  ----------
Net Income................................  $1,736,883  $2,391,835  $1,814,657
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   15,027  $   18,306  $   18,147
  Limited partners........................   1,721,856   2,373,529   1,796,510
                                            ----------  ----------  ----------
                                            $1,736,883  $2,391,835  $1,814,657
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    34.44  $    47.47  $    35.93
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................      50,000      50,000      50,000
                                            ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                         General Partners                  Limited Partners
                         ----------------- -------------------------------------------------
                                  Accumu-                              Accumu-
                         Contri-   lated     Contri-     Distri-        lated    Syndication
                         butions  Earnings   butions     butions      Earnings      Costs        Total
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995................... $161,500 $141,658 $25,000,000 $(18,397,640) $14,116,024 $(2,864,898) $18,156,644
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    18,147         --           --     1,796,510         --     1,814,657
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................  161,500  159,805  25,000,000  (20,773,640)  15,912,534  (2,864,898)  17,595,301
 Distributions to
  limited partners
  ($47.52 per limited
  partner unit).........      --       --          --    (2,376,000)         --          --    (2,376,000)
 Net income.............      --    18,306         --           --     2,373,529         --     2,391,835
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................  161,500  178,111  25,000,000  (23,149,640)  18,286,063  (2,864,898)  17,611,136
 Distributions to
  limited partners
  ($69.55 per limited
  partner unit).........      --       --          --    (3,477,747)         --          --    (3,477,747)
 Net income.............      --    15,027         --           --     1,721,856         --     1,736,883
                         -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1998................... $161,500 $193,138 $25,000,000 $(26,627,387) $20,007,919 $(2,864,898) $15,870,272
                         ======== ======== =========== ============  =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows From Operating Activities:
 Cash received from tenants.............  $ 1,768,910  $ 2,268,568  $ 2,226,794
 Distributions from unconsolidated joint
  ventures..............................      142,001       19,647       31,670
 Cash paid for expenses.................     (202,117)    (325,067)    (175,148)
 Interest received......................      112,502       58,541        8,438
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    1,821,296    2,021,689    2,091,754
                                          -----------  -----------  -----------
 Cash Flows From Investing Activities:
 Proceeds from sale of land and
  buildings.............................    3,647,241    3,023,357          --
 Deposit received on sale of land
  parcel................................          --           --        51,400
 Additions to land and buildings........     (150,000)  (1,272,960)         --
 Investment in joint ventures...........   (1,096,678)    (703,667)         --
 Collections on mortgage note
  receivable............................      678,730        6,270          --
 Decrease (increase) in restricted
  cash..................................      245,377     (245,377)         --
 Decrease (increase) in other assets....          --         2,135       (2,135)
                                          -----------  -----------  -----------
  Net cash provided by investing
   activities...........................    3,324,670      809,758       49,265
                                          -----------  -----------  -----------
 Cash Flows From Financing Activities:
 Proceeds from loans from corporate
  general partner.......................          --       117,000      661,400
 Repayment of loans from corporate
  general partner.......................          --      (117,000)    (661,400)
 Distributions to holder of minority
  interest..............................      (20,197)     (20,080)     (20,082)
 Distributions to limited partners......   (3,571,747)  (2,376,000)  (2,376,000)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,591,944)  (2,396,080)  (2,396,082)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................    1,554,022      435,367     (255,063)
Cash and Cash Equivalents at Beginning
 of Year................................      493,118       57,751      312,814
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 2,047,140  $   493,118  $    57,751
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 1,736,883  $ 2,391,835  $ 1,814,657
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Bad debt expense.......................          --        32,360          924
 Depreciation...........................      299,355      368,182      424,766
 Amortization...........................        9,238          600          600
 Minority interest in income of
  consolidated joint venture............       17,285       17,285       17,282
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..      119,293      167,817       19,930
 Gain on sale of land and buildings.....     (497,321)  (1,027,590)         --
 Provision for loss on land and building
  and impairment in carrying value of
  net investment in direct financing
  lease.................................       25,821       32,819          --
 Decrease (increase) in receivables.....       (7,936)     182,433     (216,117)
 Decrease in net investment in direct
  financing leases......................       13,970       12,056        7,331
 Decrease (increase) in prepaid
  expenses..............................        7,610       (7,463)      (1,297)
 Decrease (increase) in accrued rental
  income................................       88,824      (40,000)     (32,667)
 Increase (decrease) in accounts payable
  and accrued expenses..................          173      (71,844)      (4,732)
 Increase (decrease) in due to related
  parties...............................        2,099      (20,621)      48,944
 Increase (decrease) in rents paid in
  advance and deposits..................        6,002      (16,180)      12,133
                                          -----------  -----------  -----------
  Total adjustments.....................       84,413     (370,146)     277,097
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 1,821,296  $ 2,021,689  $ 2,091,754
                                          ===========  ===========  ===========
Supplemental Schedule on Non-Cash
 Investing and Financing Activities:
 Mortgage note accepted as consideration
  in sale of land and building..........  $       --   $   685,000  $       --
                                          ===========  ===========  ===========
 Deferred real estate disposition fee
  incurred and unpaid at end of year....  $    53,400  $    15,150  $       --
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  end of year...........................  $   500,000  $   594,000  $   594,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

                  Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund III, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Investment in Joint Ventures--The Partnership accounts for its 69.07% interest in Tuscawilla Joint Venture using the consolidation method. Minority interest represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investment in Titusville Joint Venture, RTO Joint Venture, and a property in each of Englewood, Colorado, Miami, Florida, and Overland Park, Kansas held as tenants-in-common with affiliates, is accounted for using the equity method since the Partnership shares control with affiliates of the general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method. Lease costs are written off during the period in which a lease is terminated.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior year's financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, a few of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                   NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

building portions of the property leases are accounted for as direct financing leases while the land portion of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

     Land and buildings on operating leases consisted of the following at December 31:

                                                         1998         1997
                                                      -----------  -----------
     Land............................................ $ 5,926,601  $ 7,325,960
     Buildings.......................................   8,231,130   10,891,910
                                                      -----------  -----------
                                                       14,157,731   18,217,870
     Less accumulated depreciation...................  (2,738,895)  (3,341,624)
                                                      -----------  -----------
                                                       11,418,836   14,876,246
     Less allowance for loss on land and building....         --      (240,663)
                                                      -----------  -----------
                                                      $11,418,836  $14,635,583
                                                      ===========  ===========

   As of January 1, 1996, the Partnership had recorded an allowance for loss on land and building in the amount of $207,844 for financial reporting purposes for the Po Folks property in Hagerstown, Maryland. In addition, during 1997, the Partnership increased the allowance for loss on land and building by an additional $32,819 for such property.

   The aggregate allowance represented the difference between the property's carrying value at December 31, 1997, and the estimated net realizable value of the property based on the anticipated sales price relating to this property. The Partnership sold this property during the year ended December 31, 1998, as described below.

   In January 1997, the Partnership sold its property in Chicago, Illinois, to a third party, for $505,000 and received net sales proceeds of $496,418, resulting in a gain of $3,827 for financial reporting purposes. The Partnership used $452,000 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. The balance of the fund were used to pay past due real estate taxes relating to this property incurred by the Partnership as a result of the former tenant declaring bankruptcy.

   In March 1997, the Partnership sold its property in Bradenton, Florida, to the tenant, for $1,332,154 and received net sales proceeds of $1,305,671, resulting in a gain of $361,368 for financial reporting purposes. This property was originally acquired by the Partnership in June 1988 and had a cost of approximately $1,080,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $229,500 in excess of its original purchase price. In June 1997, the Partnership reinvested approximately $1,276,000 of the net sales proceeds received in a property in Fayetteville, North Carolina.

   In April 1997, the Partnership sold its property in Kissimmee, Florida, to a third party, for $692,400 and received net sales proceeds of $673,159, resulting in a gain of $271,929 for financial reporting purposes. This property was originally acquired by the Partnership in March 1988 and had a cost of approximately $474,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

for approximately $196,400 in excess of its original purchase price. In July 1997, the Partnership reinvested approximately $511,700 of these net sales proceeds in a property located in Englewood, Colorado, as tenants-in-common with an affiliate of the general partners (see Note 5).

   In April 1996, the Partnership received $51,400 as partial settlement in a right of way taking relating to a parcel of land of the property in Plant City, Florida. In April 1997, the Partnership received the remaining proceeds of $73,600 finalizing the sale of the land parcel. In connection therewith, the Partnership recognized a gain of $94,320 for financial reporting purposes.

   In addition, in June 1997, the Partnership sold its property in Roswell, Georgia, to a third party for $985,000 and received net sales proceeds of $942,981, resulting in a gain of $237,608 for financial reporting purposes. This property was originally acquired by the Partnership in June 1988 and had a cost of approximately $775,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $167,800 in excess of its original purchase price. In connection therewith, the Partnership received $257,981 in cash and accepted the remaining sales proceeds in the form of a promissory note in the principal sum of $685,000. During 1998, the Partnership collected the full amount of the outstanding mortgage note receivable balance of $678,730 (see Note 6). In addition, in December 1997, the Partnership reinvested approximately $192,000 of the net sales proceeds in a property located in Miami, Florida, as tenants-in-common, with an affiliate of the general partners (see Note 5).

   In October 1997, the Partnership sold its property in Mason City, Iowa, to the tenant for $218,790 and received net sales proceeds of $216,528, resulting in a gain of $58,538 for financial reporting purposes. This property was originally acquired by the Partnership in March 1988 and had a cost of approximately $190,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $26,700 in excess of its original purchase price. In January 1998, the Partnership reinvested the net sales proceeds in a property in Overland Park, Kansas, with affiliates of the general partners, as tenants-in-common (see Note 5).

   During the year ended December 31, 1998, the Partnership sold its properties in Daytona Beach, Fernandina Beach and Punta Gorda, Florida, and Hagerstown, Maryland, for a total of $3,280,000 and received net sales proceeds of $3,214,616, resulting in a total gain of $596,586 for financial reporting purposes. In connection with the sales of the properties in Daytona Beach and Fernandina Beach, Florida, the Partnership incurred deferred, subordinated, real estate disposition fees of $53,400 (see Note 11).

   In September 1998, the Partnership entered into a new lease agreement for the Golden Corral property located in Stockbridge, Georgia. In connection therewith, the Partnership funded $150,000 in renovation costs.

   In addition, during the year ended December 31, 1998, the Partnership sold its property in Hazard, Kentucky to a third party for $435,000, and received net sales proceeds of $432,625, resulting in a loss of $99,265 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the year ended December 31, 1998, the Partnership recognized a loss of $88,824 (net of $25,996 in reserves and $103,830 in write-offs), income during 1997 of $40,000 (net of $15,384 in reserves) and income of $32,667 during 1996, of such rental income.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

     1999........................................................... $ 1,478,029
     2000...........................................................   1,478,029
     2001...........................................................   1,482,555
     2002...........................................................   1,459,600
     2003...........................................................   1,186,149
     Thereafter.....................................................   6,731,050
                                                                     -----------
                                                                     $13,815,412
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease term. In addition, this table does not include any amounts for future contingent rentals which may be received on the lease based on a percentage of the tenants' gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of net investment in direct financing leases at December 31:

                                                          1998        1997
                                                       ----------  ----------
   Minimum lease payments receivable.................. $2,042,847  $2,191,519
   Estimated residual value...........................    239,432     239,432
   Less unearned income............................... (1,369,387) (1,504,089)
                                                       ----------  ----------
                                                          912,892     926,862
   Less allowance for impairment in carrying value of
    investment in direct financing lease..............    (25,821)        --
                                                       ----------  ----------
   Net investment in direct financing leases.......... $  887,071  $  926,862
                                                       ==========  ==========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

     1999............................................................ $  148,672
     2000............................................................    148,672
     2001............................................................    148,672
     2002............................................................    148,672
     2003............................................................    148,672
     Thereafter......................................................  1,299,487
                                                                      ----------
                                                                      $2,042,847
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or contingent rental payments that may become due in future periods (see Note 3).

   During 1998, the Partnership recorded an allowance for impairment in carrying value of net investment in direct financing lease of $25,821 for financial reporting purposes relating to the property in Hagerstown, Maryland, due to financial difficulties the tenant is experiencing. The allowance represents the difference between the carrying value of the property at December 31, 1998, and the current estimated net realizable value for this property.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

5. Investment in Joint Ventures:

   The Partnership has a 73.4% interest in the profits and losses of Titusville Joint Venture which is accounted for using the equity method. The remaining interest in the Titusville Joint Venture is held by an affiliate of the Partnership which has the same general partners.

   In July 1997, the Partnership acquired a property in Englewood Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 33 percent interest in this property.

   In addition, in December 1997, the Partnership acquired a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 9.84% interest in this property.

   In January 1998, the Partnership acquired a property located in Overland Park, Kansas, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 25.87% interest in this property.

   In May 1998, the Partnership entered into a joint venture arrangement, RTO Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of December 31, 1998, the Partnership had contributed $676,952 to purchase land and pay for construction relating to the joint venture. Construction was completed and rent commenced in December 1998. The Partnership holds a 46.88% interest in the profits and losses of this joint venture at December 31, 1998. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   Titusville Joint Venture, RTO Joint Venture, and the Partnership and affiliates, as tenants-in-common in three separate tenancy-in-common arrangements, each own and lease one property to operators of national fast-food or family-style restaurants. The following presents the joint venture's condensed financial information at December 31:

                                                           1998       1997
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for loss on
    land and building.................................  $3,598,641 $3,152,962
   Net investment in direct financing leases..........   3,418,537  1,003,680
   Cash...............................................      19,254     16,481
   Receivables........................................       1,241        --
   Accrued rental income..............................      66,668     11,621
   Other assets.......................................       2,679      1,480
   Liabilities........................................      59,453     18,722
   Partners' capital..................................   7,047,567  4,167,502
   Revenues...........................................     604,672     82,837
   Provision for loss on land and building............     125,251    147,100
   Net income (loss)..................................     404,446   (157,912)

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The Partnership recognized income of $22,708 and $11,740 for the years ended December 31, 1998 and 1996, respectively, and recognized a loss totaling $148,170, for the year ended December 31, 1997, relating to investment in joint ventures.

6. Mortgage Note Receivable:

   In connection with the sale of the property in Roswell, Georgia, in June 1997, the Partnership accepted a promissory note in the principal sum of $685,000 collateralized by a mortgage on the property. The Partnership collected the full amount of the outstanding mortgage note, including interest, during the year ended December 31, 1998.

   The mortgage note receivable consisted of the following at December 31:

                                                                 1998    1997
                                                                 ----- --------
   Principal balance............................................ $ --  $678,730
   Accrued interest receivable..................................   --     2,957
                                                                 ----- --------
                                                                 $ --  $681,687
                                                                 ===== ========

7. Receivables:

   During 1996, the Partnership terminated its lease with the former tenant of its properties in Hagerstown, Maryland. In connection therewith, the Partnership wrote off approximately $238,300 included in receivables relating to both the Denny's and Po Folks properties in Hagerstown, Maryland, and the related allowance for doubtful accounts. In October 1996, the Partnership entered into a lease agreement with a new tenant to operate the Denny's property and accepted a promissory note from the current tenant whereby $25,000, which had been included in receivables for past due rents from the former tenant, was converted to a loan receivable held by the Partnership to facilitate the asset purchase agreement between the former and current tenants. The promissory note bears interest at a rate of ten percent per annum, is being collected in 36 equal monthly installments of $807 and commenced in October 1996. Receivables at December 31, 1998 and 1997, include $7,109 and $16,318, respectively, including accrued interest of $142 and $164, respectively, relating to the promissory note.

8. Restricted Cash:

   As of December 31, 1997, net sales proceeds of $245,377 from the sale of the property in Bradenton, Florida and Mason City, Iowa, plus accrued interest of $6,502, were being held in interest-bearing escrow accounts pending the release of funds by the escrow agent to acquire additional properties on behalf of the Partnership. During the year ended December 31, 1998, these funds were released by the escrow agent and were used to acquire additional properties.

9. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, noncumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their cumulative 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1998, the Partnership declared distributions to the limited partners of $3,477,747 and during each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $2,376,000. Distributions for the year ended December 31, 1998, including $1,477,747 as a result of distributions of net sales proceeds from the sale of the properties in Fernandina Beach and Daytona Beach, Florida. This amount was applied toward the limited partners' cumulative 10% Preferred Return. No distributions have been made to the general partners to date.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

10. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
Net income for financial reporting
 purposes..................................  $1,736,883  $2,391,835  $1,814,657
Depreciation for tax reporting purposes in
 excess of depreciation for financial
 reporting purposes........................     (17,075)    (21,782)     (9,754)
Allowance for loss on land and building and
 impairment in carrying value of net
 investment in direct financing lease......      25,821      32,819         --
Direct financing leases recorded as
 operating leases for tax reporting
 purposes..................................      13,970      12,056       7,330
Gain on sale of land for tax reporting
 purposes..................................         --          --       20,724
Gain on sale of land and buildings for
 financial reporting purposes in excess of
 gain on sale for tax reporting purposes...    (115,137)   (689,281)        --
Equity in earnings of joint ventures for
 tax reporting purposes in excess of (less
 than) equity in earnings of joint ventures
 for financial reporting purposes..........      59,725     140,707      (1,329)
Allowance for doubtful accounts............        (871)     84,326    (283,135)
Accrued rental income......................      88,824     (40,000)    (32,667)
Capitalization of transaction costs for tax
 reporting purposes........................      14,227         --          --
Rents paid in advance......................       6,002     (16,680)     12,133
Minority interest in timing differences of
 consolidated joint venture................         (35)       (133)       (162)
                                             ----------  ----------  ----------
Net income for federal income tax
 purposes..................................  $1,812,334  $1,893,867  $1,527,797
                                             ==========  ==========  ==========

11. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a property management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one-half of one percent of the Partnership assets under management (valued at cost) annually. The property management fee is limited to one percent of the sum of gross operating revenues from joint ventures or competitive fees for comparable services. In addition, these fees will be incurred and will be payable only after the limited partners receive their aggregate, noncumulative 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no property management fees will be due or payable for such year. As a result of such threshold, no property management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

sales. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate, cumulative 10% Preferred Return, plus their adjusted capital contributions. During the years ended December 31, 1998 and 1997, the Partnership incurred $53,400 and $15,150, respectively, in deferred, subordinated real estate disposition fees as a result of the Partnership's sale of the properties in Daytona Beach and Fernandina Beach, Florida, and the Property in Chicago, Illinois, respectively. No deferred, subordinated real estate disposition fees were incurred for the year ended December 31, 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliates provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $89,756, $87,056, and $85,906 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1998    1997
                                                               -------- -------
Due to Affiliates:
  Expenditures incurred on behalf of the Partnership.......... $ 41,888 $38,492
  Accounting and administrative services......................   42,449  43,746
  Deferred, subordinated real estate disposition fee..........   68,550  15,150
                                                               -------- -------
                                                               $152,887 $97,388
                                                               ======== =======

12. Concentration of Credit Risk:

   For the years ended December 31, 1998, 1997, and 1996, rental income from Golden Corral Corporation was $454,380, $474,553, and $490,196, respectively, representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates).

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
     Golden Corral Family Steakhouse Restaurants... $454,380 $474,553 $490,196
     KFC...........................................  277,508  261,415  254,646
     Pizza Hut.....................................  211,507  255,055  292,795
     Taco Bell.....................................      N/A  250,140  254,395
     Perkins.......................................      N/A      N/A  276,114
     Denny's.......................................      N/A  229,537  355,123

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to release the properties in a timely manner.

                         CNL INCOME FUND III, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

13. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,082,901 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $20,535,734 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

14. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 13 being adjusted to 1,041,451 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                          Property                                  Historical
                                        Acquisition                                    CNL        Historical
                           Historical    Pro Forma                     Historical   Financial    CNL Financial
                              APF       Adjustments        Subtotal     Advisor   Services, Inc.     Corp.
                          ------------  ------------     ------------  ---------- -------------- -------------
Assets:
 Land and Building on
  operating leases (net
  depreciation).........  $475,787,661  $ 58,749,637 (A) $534,537,298  $        0   $        0   $          0
 Net Investment in
  Direct Financing
  Leases................   123,270,117             0      123,270,117           0            0              0
 Mortgages and Notes
  Receivable............    41,269,740             0       41,269,740           0            0    247,896,287
 Other Investments......    16,199,792             0       16,199,792           0            0      6,353,482
 Investment In Joint
  Ventures..............     1,083,564             0        1,083,564           0            0              0
 Cash and Cash
  Equivalents...........    35,796,119   (25,093,119)(A)   10,703,000     591,712      552,415      4,896,688
 Restricted
  Cash/Certificates of
  Deposit...............     2,007,278             0        2,007,278           0            0        853,243
 Receivables (net
  allowances)/Due from
  Related Party.........       548,862             0          548,862   7,141,967    5,457,493      1,969,339
 Accrued Rental Income..     5,007,334             0        5,007,334           0            0              0
 Other Assets...........     7,723,678             0        7,723,678     490,141      298,498      2,731,394
 Goodwill...............             0             0                0           0            0              0
                          ------------  ------------     ------------  ----------   ----------   ------------
 Total Assets...........  $708,694,145  $ 33,656,518     $742,350,663  $8,223,820   $6,308,406   $264,700,433
                          ============  ============     ============  ==========   ==========   ============
Liabilities and Equity:
 Accounts Payable and
  Accrued Liabilities...  $  3,464,190  $          0     $  3,464,190  $  576,531   $  304,375   $  1,613,959
 Accrued Construction
  Costs Payable.........    10,172,169             0       10,172,169           0            0              0
 Distributions Payable..             0             0                0     119,808            0              0
 Due to Related
  Parties...............       148,629             0          148,629           0      563,724     31,310,681
 Income Tax Payable.....             0             0                0           0            0        271,741
 Line of Credit/Notes
  payable...............    34,150,000    33,656,518 (A)   67,806,518     386,229            0    226,937,481
 Deferred Income........     2,052,530             0        2,052,530           0            0              0
 Rents Paid in Advance..     1,340,636             0        1,340,636           0            0              0
 Minority Interest......       280,970             0          280,970           0            0              0
 Common Stock...........       373,483             0          373,483           0            0              0
 Common Stock--Class A..             0             0                0       6,400        2,000            200
 Common Stock--Class B..             0             0                0       3,600          724            501
 Additional Paid-in-
  capital...............   670,005,177             0      670,005,177   4,617,047    5,303,503      3,937,095
 Accumulated
  distributions in
  excess of net
  earnings..............   (13,293,639)            0      (13,293,639)  2,514,205      134,080        628,775
 Partners Capital.......             0             0                0           0            0              0
                          ------------  ------------     ------------  ----------   ----------   ------------
 Total Liabilities and
  Equity................  $708,694,145  $ 33,656,518     $742,350,663  $8,223,820   $6,308,406   $264,700,433
                          ============  ============     ============  ==========   ==========   ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                           Combining                          Historical
                           Pro Forma           Combined       CNL Income    Pro Forma         Adjusted Pro
                          Adjustments            APF        Fund III, Ltd. Adjustments           Forma
                          ------------      --------------  -------------- ------------      --------------
Assets:
 Land and Building on
  operating leases (net
  depreciation).........  $          0      $  534,537,298   $11,676,552   $  4,740,703 (B2) $  550,954,553
 Net Investment in
  Direct Financing
  Leases................             0         123,270,117     1,494,852      1,209,580 (B2)    125,974,549
 Mortgages and Notes
  Receivable............             0         289,166,027             0              0         289,166,027
 Other Investments......             0          22,553,274             0              0          22,553,274
 Investment In Joint
  Ventures..............             0           1,083,564     2,153,198        838,295 (B2)      4,075,057
 Cash and Cash                                                               (1,549,986)(B2)
  Equivalents...........    (9,153,014)(B1)      7,590,801     1,044,255       (266,000)(B2)      6,819,070
 Restricted
  Cash/Certificates of
  Deposit...............             0           2,860,521             0              0           2,860,521
 Receivables (net
  allowances)/Due from
  Related Party.........      (148,629)(C)      14,969,032        64,657       (141,182)(E)      14,892,507
 Accrued Rental Income..             0           5,007,334        75,172        (75,172)(B2)      5,007,334
 Other Assets...........    (2,792,876)(B1)      8,450,835        37,302        (37,302)(B2)      8,450,835
 Goodwill...............    43,283,491 (B1)     43,283,491             0              0          43,283,491
                          ------------      --------------   -----------   ------------      --------------
 Total Assets...........  $ 31,188,972      $1,052,772,294   $16,545,988   $  4,718,936      $1,074,037,218
                          ============      ==============   ===========   ============      ==============
Liabilities and Equity:
 Accounts Payable and
  Accrued Liabilities...  $          0      $    5,959,055   $    45,870   $          0      $    6,004,925
 Accrued Construction
  Costs Payable.........             0          10,172,169             0              0          10,172,169
 Distributions Payable..             0             119,808       500,000              0             619,808
 Due to Related
  Parties...............      (148,629)(C)      31,874,405       141,182       (141,182)(E)      31,874,405
 Income Tax Payable.....      (271,741)(D)               0             0              0                   0
 Line of Credit/Notes
  payable...............             0         295,130,228             0              0         295,130,228
 Deferred Income........             0           2,052,530             0              0           2,052,530
 Rents Paid in Advance..             0           1,340,636        20,982              0           1,361,618
 Minority Interest......             0             280,970       135,060              0             416,030
 Common Stock...........        61,500 (B1)        434,983             0         10,282 (B2)        445,265
 Common Stock--Class A..        (8,600)(B1)              0             0              0                   0
 Common Stock--Class B..        (4,825)(B1)              0             0              0                   0
 Additional Paid-in-
  capital...............   122,938,500 (B1)    792,943,677             0     20,552,730 (B2)    813,496,407
                           (13,857,645)(B1)
 Accumulated
  distributions in
  excess of net
  earnings..............    (3,277,060)(B1)    (87,536,167)            0              0         (87,536,167)
                           (74,514,269)(B1)
                               271,741 (D)
 Partners Capital.......             0                   0    15,702,894    (15,702,894)(B2)              0
                          ------------      --------------   -----------   ------------      --------------
 Total Liabilities and
  Equity................  $ 31,188,972      $1,052,772,294   $16,545,988   $  4,718,936      $1,074,037,218
                          ============      ==============   ===========   ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                        Property                                  Historical
                                       Acquisition                                   CNL        Historical
                          Historical    Pro Forma                   Historical    Financial    CNL Financial
                              APF      Adjustments      Subtotal     Advisor    Services, Inc.     Corp.
                          -----------  -----------     -----------  ----------  -------------- -------------
Revenues:
 Rental and Earned
  Income................  $12,184,008   2,339,153 (a)  $14,523,161  $        0    $        0    $        0
 Fees...................            0           0                0   2,307,364     1,391,466         8,137
 Interest and Other
  Income................    2,214,763           0        2,214,763      47,213       129,362     5,233,919
                          -----------  ----------      -----------  ----------    ----------    ----------
 Total Revenue..........  $14,398,771  $2,339,153      $16,737,924  $2,354,577    $1,520,828    $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269           0        1,095,269   2,563,714     1,323,577        64,186
 Management and Advisory
  Fees..................      697,364           0          697,364           0             0       611,196
 Fees Paid to Related
  Parties...............            0           0                0      23,326       292,575             0
 Interest Expense.......            0           0                0      50,730             0     4,769,268
 State Taxes............      235,208           0          235,208           0             0             0
 Depreciation--Other....            0           0                0      39,581        26,238             0
 Depreciation--
  Property..............    1,548,813     349,465 (a)    1,898,278           0             0             0
 Amortization...........        7,368           0            7,368           0             0             0
 Transaction Costs......      125,926           0          125,926           0             0             0
                          -----------  ----------      -----------  ----------    ----------    ----------
 Total Expenses.........    3,709,948     349,465        4,059,413   2,677,351     1,642,390     5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $10,688,823  $1,989,688      $12,678,511  $ (322,774)   $ (121,562)   $ (202,594)
 Equity Earnings of
  joint
  Ventures/Minority
  Interest..............       17,271           0           17,271           0             0             0
 Gain on Sale of
  Properties............            0           0                0           0             0             0
 Provision For Loss on
  Properties............     (215,797)          0         (215,797)          0             0             0
                          -----------  ----------      -----------  ----------    ----------    ----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   10,490,297   1,989,688       12,479,985    (322,774)     (121,562)     (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0           0                0     127,496        48,017        73,166
                          -----------  ----------      -----------  ----------    ----------    ----------
Net Earnings (Losses)...  $10,490,297  $1,989,688      $12,479,985  $ (195,278)   $  (73,545)   $ (129,428)
                          ===========  ==========      ===========  ==========    ==========    ==========
Earnings Per
 Share/Unit.............  $       .28  $      n/a      $       n/a  $      n/a    $      n/a    $      n/a
                          ===========  ==========      ===========  ==========    ==========    ==========
Book Value Per
 Share/Unit.............  $        18  $      n/a      $       n/a  $      n/a    $      n/a    $      n/a
                          ===========  ==========      ===========  ==========    ==========    ==========
Dividends Per
 Share/Unit.............  $       .38  $      n/a      $       n/a  $      n/a    $      n/a    $      n/a
                          ===========  ==========      ===========  ==========    ==========    ==========
Ratio of Earnings to
 Fixed Charges..........        50.03x        n/a              n/a         n/a           n/a           n/a
                          ===========  ==========      ===========  ==========    ==========    ==========
Wtd. Avg. Units
 Outstanding............          n/a         n/a              n/a         n/a           n/a           n/a
                          ===========  ==========      ===========  ==========    ==========    ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401         n/a       37,347,401         n/a           n/a           n/a
                          ===========  ==========      ===========  ==========    ==========    ==========
Shares Outstanding......   37,348,464         n/a       37,348,464         n/a           n/a           n/a
                          ===========  ==========      ===========  ==========    ==========    ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining                         Historical
                           Pro Forma           Combined      CNL Income    Pro Forma           Adjusted
                          Adjustments             APF      Fund III, Ltd. Adjustments         Pro Forma
                          -----------         -----------  -------------- -----------        ------------
Revenues:
 Rental and Earned
  Income................            0         $14,523,161     $429,827           584 (j)     $ 14,953,572
 Fees...................   (2,450,663)(b),(c)   1,256,304            0       (13,593)(k)        1,242,711
 Interest and Other
  Income................       62,068 (d)       7,687,325       16,470             0            7,703,795
                          -----------         -----------     --------     ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790     $446,297     $ (13,009)        $ 23,900,078
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012       38,010       (23,353)(l),(m)    4,683,669
 Management and Advisory
  Fees..................   (1,308,560)(f)               0            0             0 (n)                0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115            0             0               23,115
 Interest Expense.......            0           4,819,998            0             0            4,819,998
 State Taxes............            0             235,208       12,617         4,248 (o)          252,073
 Depreciation--Other....            0              65,819            0             0               65,819
 Depreciation--
  Property..............            0           1,898,278       69,280        36,556 (p)        2,004,114
 Amortization...........      541,044 (h)         548,412            0             0              548,412
 Transaction Costs......            0             125,926       30,882             0              156,808
                          -----------         -----------     --------     ---------         ------------
 Total Expenses.........   (1,438,036)         12,385,768      150,789        17,451           12,554,008
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties ............  $  (950,559)        $11,081,022     $295,508     $ (30,460)        $ 11,346,070
 Equity Earnings of
  joint
  Ventures/Minority
  Interest..............            0              17,271       37,114        (7,619)(q)           46,766
 Gain on Sale of
  Properties............            0                   0            0             0                    0
 Provision For Loss on
  Properties............            0            (215,797)           0             0             (215,797)
                          -----------         -----------     --------     ---------         ------------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........     (950,559)         10,882,496      332,622       (38,079)          11,177,039
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0            0             0                    0
                          -----------         -----------     --------     ---------         ------------
Net Earnings (Losses)...  $(1,199,238)        $10,882,496     $332,622     $ (38,079)        $ 11,177,039
                          ===========         ===========     ========     =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a     $   6.65     $     n/a         $        .25
                          ===========         ===========     ========     =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a     $ 314.06     $     n/a         $      16.31
                          ===========         ===========     ========     =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a     $     10     $     n/a         $        n/a
                          ===========         ===========     ========     =========         ============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a          n/a           n/a                3.19x
                          ===========         ===========     ========     =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a       50,000           n/a                  n/a
                          ===========         ===========     ========     =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401          n/a     1,028,151           44,525,552 (r)
                          ===========         ===========     ========     =========         ============
Shares Outstanding......    6,150,000          43,498,464          n/a     1,028,151           44,526,615
                          ===========         ===========     ========     =========         ============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                     $(23,256,843)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                       42,571,895
                                                                                             ------------
Adjusted Pro Forma
 Distributions Declared:                                                                     $ 19,315,052 (s)
                                                                                             ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                     $890,511,032 (t)
                                                                                             ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                     $        217 (u)
                                                                                             ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                  Historical
                                       Acquisition                                   CNL         Historical
                          Historical    Pro Forma                  Historical     Financial    CNLl Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.     Corp.
                          -----------  -----------    -----------  -----------  -------------- --------------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a) $55,049,526  $         0    $        0    $         0
 Fees...................            0            0              0   28,904,063     6,619,064        418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078     22,238,311
                          -----------  -----------    -----------  -----------    ----------    -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142    $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276      1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0      2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406              0
 Interest Expense.......            0            0              0      148,415             0     21,350,174
 State Taxes............      548,320            0        548,320       19,126             0              0
 Depreciation--Other....            0            0              0      119,923        79,234              0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0              0
 Amortization...........       11,808            0         11,808       57,077             0         95,116
 Transaction Costs......      157,054            0        157,054            0             0              0
                          -----------  -----------    -----------  -----------    ----------    -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916     25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties,
 Provision for Losses on
 Properties and Other
 Expenses...............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)   $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0              0
 Gain on Sale of
  Properties............            0            0              0            0             0              0
 Gain on
  Securitization........            0            0              0            0             0      3,694,351
 Other Expenses.........            0            0              0            0             0              0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0              0
                          -----------  -----------    -----------  -----------    ----------    -----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)       673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641       (246,603)
                          -----------  -----------    -----------  -----------    ----------    -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)   $   427,134
                          ===========  ===========    ===========  ===========    ==========    ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Ratio of Earnings to
 Fixed Charges..........        79.97x         n/a            n/a          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,561,014     34,209,233          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                          Historical
                           Pro Forma            Combined      CNL Income    Pro Forma         Adjusted Pro
                          Adjustments              APF      Fund III, Ltd. Adjustments            Forma
                          ------------         -----------  -------------- -----------        -------------
Revenues:
 Rental and Earned
  Income................             0         $55,049,526    $1,653,767        2,336 (j)     $  56,705,629
 Fees...................   (32,715,768)(b),(c)   3,226,263             0      (30,542)(k)         3,195,721
 Interest and Other
  Income................       207,144 (d)      32,221,925       127,064            0            32,348,989
                          ------------         -----------    ----------    ---------         -------------
 Total Revenue..........  $(32,508,624)        $90,497,714    $1,780,831    $ (28,206)        $  92,250,339
Expenses:
 General and
  Administrative........    (4,241,719)(e)      15,939,556       185,802      (68,010)(l),(m)    16,057,348
 Management and Advisory
  Fees..................    (4,658,434)(f)               0             0            0 (n)                 0
 Fees to Related
  Parties...............    (2,161,897)(g)         858,787             0            0               858,787
 Interest Expense.......             0          21,498,589             0            0            21,498,589
 State Taxes............             0             567,446        12,249        6,404 (o)           586,099
 Depreciation--Other....             0             199,157             0            0               199,157
 Depreciation--
  Property..............      (340,898)(r)       6,590,760       299,355      146,226 (p)         7,036,341
 Amortization...........     2,164,175 (h)       2,328,176         9,238            0             2,337,414
 Transaction Costs......             0             157,054        14,227            0               171,281
                          ------------         -----------    ----------    ---------         -------------
 Total Expenses.........    (9,238,773)         48,139,525       520,871       84,620            48,745,016
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties,
 Provision for Losses on
 Properties and
 Other Expenses.........  $(23,269,851)        $42,358,189    $1,259,960    $(112,826)        $  43,505,323
 Equity in Earnings of
  Joint
  Venture/Minority
  Interest..............             0             (14,138)        5,423      (30,475)(q)           (39,190)
 Gain on Sale of
  Properties............             0                   0       497,321            0               497,321
 Gain on
  Securitization........             0           3,694,351             0            0             3,694,351
 Other Expenses.........             0                   0             0            0                     0
 Provision For Loss on
  Properties............             0            (611,534)      (25,821)           0              (637,355)
                          ------------         -----------    ----------    ---------         -------------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   (23,269,851)         45,426,868     1,736,883     (143,301)           47,020,450
 Benefit/(Provision) for
  Federal Income
  Taxes.................     6,898,434 (i)               0             0            0                     0
                          ------------         -----------    ----------    ---------         -------------
Net Earnings (Losses)...  $(16,371,417)        $45,426,868    $1,736,883    $(143,301)        $  47,020,450
                          ============         ===========    ==========    =========         =============
Earnings Per
 Share/Unit.............  $        n/a         $       n/a    $    34.74    $     n/a         $        1.14
                          ============         ===========    ==========    =========         =============
Book Value Per
 Share/Unit.............  $        n/a         $       n/a    $   317.41    $     n/a         $       16.36
                          ============         ===========    ==========    =========         =============
Dividends Per
 Share/Unit.............  $        n/a         $       n/a    $    69.55    $     n/a         $         n/a
                          ============         ===========    ==========    =========         =============
Ratio of Earnings to
 Fixed Charges..........  $        n/a         $       n/a    $      n/a    $     n/a                 3.13x
                          ============         ===========    ==========    =========         =============
Wtd. Avg. Units
 Outstanding............           n/a                 n/a        50,000          n/a                   n/a
                          ============         ===========    ==========    =========         =============
Wtd. Avg. Shares
 Outstanding............     6,150,000          40,359,233           n/a    1,028,151            41,387,384 (s)
                          ============         ===========    ==========    =========         =============
Shares Outstanding......     6,150,000          43,522,684           n/a    1,028,151            44,550,835
                          ============         ===========    ==========    =========         =============
Calculation of Pro Forma
 Distributions
 Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............                                                                      $  57,277,067
 Subtract Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......                                                                       (265,871,668)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                        288,590,674
                                                                                              -------------
                                                                                              $  79,996,073 (t)
                                                                                              =============
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                      $ 827,747,663 (u)
                                                                                              =============
Pro Forma Cash
 Distributions Declared
 per
 $10,000 Investment.....                                                                      $         966 (v)
                                                                                              =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                              Property                                     Historical    Historical
                                            Acquisition                                       CNL           CNL
                           Historical        Pro Forma                      Historical     Financial     Financial
                               APF          Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------     ------------     -------------  -----------  -------------- ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297     $  1,989,688(a)  $  12,479,985  $  (195,278)   $ (73,545)   $   (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813          349,465(b)      1,898,278       39,581            0               0
 Amortization expense...          7,368                0             7,368            0       26,238         424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763                0             7,763            0            0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234                0            23,234            0            0               0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0                0                 0            0            0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797                0           215,797            0            0         (73,166)
 Gain on
  securitization........              0                0                 0            0            0               0
 Net cash proceeds from
  securitization of
  notes receivable......              0                0                 0            0            0               0
 Decrease (increase) in
  other receivables.....        (82,660)               0           (82,660)    (377,933)    (242,251)         (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0                0                 0            0            0               0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0                0                 0            0            0        (449,580)
 Investment in notes
  receivable............              0                0                 0            0            0     (42,571,895)
 Collections on notes
  receivable............              0                0                 0            0            0       6,417,907
 Increase in restricted
  cash..................              0                0                 0            0            0        (402,461)
 Decrease in due from
  related party.........              0                0                 0            0            0          55,382
 Decrease (increase) in
  prepaid expenses......         27,548                0            27,548            0        1,811               0
 Decrease in net
  investment in direct
  financing leases......        787,375                0           787,375            0            0               0
 Increase in accrued
  rental income.........     (1,047,421)               0        (1,047,421)           0            0               0
 Decrease (increase) in
  intangibles and other
  assets................                                                        (30,554)                       7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277                0           306,277     (840,058)    (130,506)       (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853                0            71,853       25,550            0               0
 Decrease in accrued
  interest..............              0                0                 0            0            0        (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365                0           386,365            0            0               0
 Increase (decrease) in
  deferred rental
  income................        862,647                0           862,647            0            0               0
                          -------------     ------------     -------------  -----------    ---------    ------------
 Total adjustments......      3,114,959          349,465         3,464,424   (1,183,414)    (344,708)    (37,064,802)
                          -------------     ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) operating
  activities............     13,605,256        2,339,153        15,944,409   (1,378,692)    (418,253)    (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0                0                 0            0            0               0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)(A)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)              0
 Investment in direct
  financing leases......    (29,608,346)               0       (29,608,346)           0            0               0
 Investment in joint
  venture...............       (117,662)               0          (117,662)           0            0               0
 Acquisition of
  businesses............
 Purchase of other
  investments...........              0                0                 0            0            0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                0                 0            0            0               0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                0                 0            0            0         134,981
 Investment in mortgage
  notes receivable......     (1,388,463)               0        (1,388,463)           0            0               0
 Collections on mortgage
  note receivable.......         75,010                0            75,010            0            0               0
 Investment in notes
  receivable............     (1,087,483)               0        (1,087,483)           0            0               0
 Collection on notes
  receivable............        239,596                0           239,596            0            0               0
 Decrease in restricted
  cash..................              0                0                 0            0            0               0
 Increase in intangibles
  and other assets......              0                0                 0            0            0               0
 Investment in
  certificates of
  deposit...............              0                0                 0            0            0               0
 Other..................              0                0                 0            0            0               0
                          -------------     ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)     (58,749,637)     (167,665,815)     (31,577)     (10,092)        134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735                0           210,735    1,288,673       20,572               0
 Contributions from
  limited partners......              0                0                 0            0            0               0
 Contributions from
  holder of minority
  interest..............              0                0                 0            0            0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)               0        (1,142,237)           0            0               0
 Payment of stock
  issuance costs........       (722,001)               0          (722,001)           0            0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245 (A)   33,656,518 (e)    70,243,763            0            0      49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)               0       (12,580,289)           0       (2,385)    (10,291,473)
 Retirement of shares of
  common stock..........              0                0                 0            0            0               0
 Distributions to
  holders of minority
  interest..............         (8,610)               0            (8,610)           0            0               0
 Distributions to
  limited partners......              0                0                 0            0            0               0
 Distributions to
  stockholders..........    (14,237,405)               0       (14,237,405)           0            0               0
 Other..................       (200,234)               0          (200,234)           0            0          (9,602)
                          -------------     ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) financing
  activities............      7,907,204       33,656,518        41,563,722    1,288,673       18,187      39,429,859
Net increase (decrease)
 in cash................    (87,403,718)     (22,753,966)     (110,157,684)    (121,596)    (410,158)      2,370,610
Cash at beginning of
 year...................    123,199,837                0       123,199,837      713,308      962,573       2,526,078
                          -------------     ------------     -------------  -----------    ---------    ------------
Cash at end of year.....  $  35,796,119     $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $  4,896,688
                          =============     ============     =============  ===========    =========    ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                             Combining                       Historical     Merger
                                             Pro Forma        Combined       CNL Income    Pro Forma        Adjusted
                                            Adjustments          APF       Fund III, Ltd. Adjustments       Pro Forma
                                            -----------     -------------  -------------- -----------     -------------
Cash Flows from Operating Activities:
Net Income (loss).......................... $(1,199,238)(a) $  10,882,496   $   332,622   $   (38,079)(a) $  11,177,039
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Depreciation..............................           0         1,937,859        69,280        36,556 (b)     2,043,695
 Amortization expense......................     541,044 (c)       999,347             0             0           999,347
 Minority interest in income of
  consolidated joint venture...............           0             7,763         4,345             0            12,108
 Equity in earnings of joint ventures, net
  of distributions.........................           0            23,234         3,949         7,619 (d)        34,802
 Loss (gain) on sale of land, buildings,
  and net investment in direct financing
  leases...................................           0                 0             0             0                 0
 Provision for loss on land, buildings, and
  direct financing leases..................           0           142,631             0             0           142,631
 Gain on securitization....................           0                 0             0             0                 0
 Net cash proceeds from securitization of
  notes receivable.........................           0                 0             0             0                 0
 Decrease (increase) in other receivables..           0          (709,615)       24,862             0          (684,753)
 Increase in accrued interest income
  included in notes receivable.............           0                 0             0             0                 0
 Decrease (increase) in accrued interest on
  mortgage note receivable.................           0          (449,580)            0             0          (449,580)
 Investment in notes receivable............           0       (42,571,895)            0             0       (42,571,895)
 Collections on notes receivable...........           0         6,417,907             0             0         6,417,907
 Increase in restricted cash...............           0          (402,461)            0             0          (402,461)
 Decrease in due from related party........           0            55,382             0             0            55,382
 Decrease (increase) in prepaid expenses...           0            29,359        (1,197)            0            28,162
 Decrease in net investment in direct
  financing leases.........................           0           787,375         5,139             0           792,514
 Increase in accrued rental income.........           0        (1,047,421)       (9,258)            0        (1,056,679)
 Decrease (increase) in intangibles and
  other assets.............................           0           (22,612)            0             0           (22,612)
 Increase (decrease) in accounts payable,
  accrued expenses and other liabilities...           0          (768,267)       28,581             0          (739,686)
 Increase (decrease) in due to related
  parties, excluding reimbursement of
  acquisition, and stock issuance costs
  paid on behalf of the entity.............           0            97,403       (11,705)            0            85,698
 Decrease in accrued interest..............           0          (362,877)            0             0          (362,877)
 Increase in rents paid in advance and
  deposits.................................           0           386,365        (4,597)            0           381,768
 Increase (decrease) in deferred rental
  income...................................           0           862,647             0             0           862,647
                                            -----------     -------------   -----------   -----------     -------------
 Total adjustments.........................     541,044       (34,587,456)      109,399        44,175       (34,433,882)
                                            -----------     -------------   -----------   -----------     -------------
 Net cash provided by (used in) operating
  activities...............................    (658,194)      (23,704,960)      442,021         6,096       (23,256,843)
Cash Flows from Investing Activities:
 Proceeds from sale of land, buildings,
  direct financing leases, and equipment...           0                 0             0             0                 0
 Additions to land and buildings on
  operating leases.........................           0      (135,820,136)     (326,996)                   (136,147,132)
 Investment in direct financing leases.....           0       (29,608,346)     (612,920)            0       (30,221,266)
 Investment in joint venture...............           0          (117,662)            0             0          (117,662)
 Acquisition of businesses.................  (9,153,014)(f)    (9,153,014)            0    (1,549,986)(g)   (10,969,000)
                                                                                             (266,000)(g)
 Purchase of other investments.............           0                 0             0             0                 0
 Net loss in market value from investments
  in trading securities....................           0                 0             0             0                 0
 Proceeds from retained interest and
  securities, excluding investment income..           0           134,981             0             0           134,981
 Investment in mortgage notes receivable...           0        (1,388,463)            0             0        (1,388,463)
 Collections on mortgage note receivable...           0            75,010             0             0            75,010
 Investment in notes receivable............           0        (1,087,483)            0             0        (1,087,483)
 Collection on notes receivable............           0           239,596             0             0           239,596
 Decrease in restricted cash...............           0                 0             0             0                 0
 Increase in intangibles and other assets..           0                 0             0             0                 0
 Investment in certificates of deposit.....           0                 0             0             0                 0
 Other.....................................           0                 0             0             0                 0
                                            -----------     -------------   -----------   -----------     -------------
 Net cash provided by (used in) investing
  activities...............................  (9,153,014)     (176,725,517)     (939,916)   (1,815,986)     (179,481,419)
Cash Flows from Financing Activities:
 Subscriptions received from stockholders..           0         1,519,980             0             0         1,519,980
 Contributions from limited partners.......           0                 0             0             0                 0
 Contributions from holder of minority
  interest.................................           0                 0             0             0                 0
 Reimbursement of acquisition and stock
  issuance costs paid by related parties on
  behalf of the entity.....................           0        (1,142,237)            0             0        (1,142,237)
 Payment of stock issuance costs...........           0          (722,001)            0             0          (722,001)
 Proceeds from borrowing on line of
  credit/notes payable.....................           0       119,974,697             0             0       119,974,697
 Payment on line of credit/notes payable...           0       (22,874,147)            0             0       (22,874,147)
 Retirement of shares of common stock......           0                 0             0             0                 0
 Distributions to holders of minority
  interest.................................           0            (8,610)       (4,990)            0           (13,600)
 Distributions to limited partners.........           0                 0      (500,000)            0          (500,000)
 Distributions to stockholders.............           0       (14,237,405)            0             0       (14,237,405)
 Other.....................................           0          (209,836)            0             0          (209,836)
                                            -----------     -------------   -----------   -----------     -------------
 Net cash provided by (used in) financing
  activities...............................           0        82,300,441      (504,990)            0        81,795,451
Net increase (decrease) in cash............  (9,811,208)     (118,130,036)   (1,002,885)   (1,809,890)     (120,942,811)
Cash at beginning of year..................           0       127,401,796     2,047,140             0       129,448,936
                                            -----------     -------------   -----------   -----------     -------------
Cash at end of year........................ $(9,811,208)    $   9,271,760   $ 1,044,255   $(1,809,890)    $   8,506,125
                                            ===========     =============   ===========   ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                                         Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from Operating Activities:
Net Income (loss).......  $  32,152,408  $ 19,030,497(a)  $  51,182,905  $10,656,379    $ (468,133)  $     427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368(b)      6,931,658      119,923        79,234               0
 Amortization expense...         11,808                          11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                          30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                        (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in.........              0                               0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                         611,534            0             0         398,042
 Gain on
  securitization........              0                               0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                               0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                         899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                               0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                               0            0             0               0
 Investment in notes
  receivable............              0                               0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                               0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                               0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                               0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                               0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                       1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                     (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                        (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                         467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                          31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                               0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                         436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                         693,372            0             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867     2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) operating
  activities............     39,116,275    21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                       2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                    (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                       (974,696)           0             0               0
 Acquisition of
  businesses............

 Purchase of other
  investments...........    (16,083,055)                    (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                               0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                               0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                     (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                         291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                     (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                       1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                               0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                     (6,281,069)           0             0               0
 Other..................              0                               0      200,000             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) investing
  activities............   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                     385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                               0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                     (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                    (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    33,656,518 (e)    41,348,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                         (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                       (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                        (34,073)           0             0               0
 Distributions to
  limited partners......              0                               0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                    (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                        (95,101)           0            24      (2,500,011)
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase (decrease)
 in cash................     75,613,060    (3,173,254)       72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                      47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $ (3,173,254)    $ 120,026,583  $   713,308    $  962,573   $   2,526,078
                          =============  ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                             Combining                        Historical
                             Pro Forma         Combined       CNL Income    Pro Forma        Adjusted
                            Adjustments           APF       Fund III, Ltd. Adjustments       Pro Forma
                           -------------------------------  -------------- -----------     -------------
Cash Flows from Operating
 Activities:
Net Income (loss)........  $ (16,371,417)(a) $  45,426,868   $ 1,736,883   $  (143,301)(a) $  47,020,450
Adjustments to reconcile
 net income (loss) to net
 cash provided by (used
 in) operating
 activities:
 Depreciation............       (340,898)(b)     6,789,917       299,355       146,226 (b)     7,235,498
 Amortization expense....      2,164,175 (c)     4,478,259         9,238                       4,487,497
 Minority interest in
  income of consolidated
  joint venture..........                           30,156        17,285                          47,441
 Equity in earnings of
  joint ventures, net of
  distributions..........                          (15,440)      119,293        30,475 (d)       134,328
 Loss (gain) on sale of
  land, building, net
  investment in..........                                0      (497,321)                       (497,321)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes.........                        1,009,576        25,821                       1,035,397
 Gain on securitization..                       (3,356,538)            0                      (3,356,538)
 Net cash proceeds from
  securitization of notes
  receivable.............                      265,871,668             0                     265,871,668
 Decrease (increase) in
  other receivables......                       (2,543,413)       (7,936)                     (2,551,349)
 Increase in accrued
  interest income
  included in notes
  receivable.............                         (170,492)            0                        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable........                                0             0                               0
 Investment in notes
  receivable.............                     (288,590,674)            0                    (288,590,674)
 Collections on notes
  receivable.............                       23,539,641             0                      23,539,641
 Decrease in restricted
  cash...................                        2,504,091             0                       2,504,091
 Decrease (increase) in
  due from related
  party..................                         (953,688)            0                        (953,688)
 Increase in prepaid
  expenses...............                            7,246         7,610                          14,856
 Decrease in net
  investment in direct
  financing leases.......                        1,971,634        13,970                       1,985,604
 Increase in accrued
  rental income..........                       (2,187,652)       88,824                      (2,098,828)
 Increase in intangibles
  and other assets.......                         (154,351)            0                        (154,351)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities............                          846,680           173                         846,853
 Increase in due to
  related parties,
  excluding reimbursement
  of acquisition, and
  stock issuance costs
  paid on behalf of the
  entity.................                         (133,364)        2,099                        (131,265)
 Increase in accrued
  interest...............                          (77,968)            0                         (77,968)
 Increase in rents paid
  in advance and
  deposits...............                          436,843         6,002                         442,845
 Decrease in deferred
  rental income..........                          693,372             0                         693,372
                           -------------     -------------   -----------   -----------     -------------
 Total adjustments.......      1,823,277         9,995,503        84,413       176,701        10,256,617
                           -------------     -------------   -----------   -----------     -------------
 Net cash provided by
  (used in) operating
  activities.............    (14,548,140)       55,422,371     1,821,296        33,400        57,277,067
Cash Flows from Investing Activities:
 Proceeds from sale of
  land, buildings, direct
  financing leases, and
  equipment..............                        2,385,941     3,647,241                       6,033,182
 Additions to land and
  buildings on operating
  leases.................                     (259,469,347)     (150,000)                   (259,619,347)
 Investment in direct
  financing leases.......                      (47,115,435)            0                     (47,115,435)
 Investment in joint
  venture................                         (974,696)   (1,096,678)                     (2,071,374)
 Acquisition of
  businesses.............     (9,153,014)(f)    (9,153,014)                 (1,549,986)(g)   (10,969,000)
                                                                              (266,000)(g)
 Purchase of other
  investments............                      (16,083,055)            0                     (16,083,055)
 Net loss in market value
  from investments in
  trading securities.....                          295,514             0                         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income......                          212,821             0                         212,821
 Investment in mortgage
  notes receivable.......                       (2,886,648)            0                      (2,886,648)
 Collections on mortgage
  note receivable........                          291,990       678,730                         970,720
 Investment in equipment
  notes receivable.......                       (7,837,750)            0                      (7,837,750)
 Collections on equipment
  notes receivable.......                        3,046,873             0                       3,046,873
 Decrease in restricted
  cash...................                                0       245,377                         245,377
 Increase in intangibles
  and other assets.......                       (6,281,069)            0                      (6,281,069)
 Other...................                          200,000             0                         200,000
                           -------------     -------------   -----------   -----------     -------------
 Net cash provided by
  (used in) investing
  activities.............     (9,153,014)     (343,367,875)    3,324,670    (1,815,986)     (341,859,191)
Cash Flows from Financing Activities:
 Subscriptions received
  from stockholders......                      386,592,011             0                     386,592,011
 Contributions from
  limited partners.......                                0             0                               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity...                       (4,574,925)            0                      (4,574,925)
 Payment of stock
  issuance costs.........                      (34,579,650)            0                     (34,579,650)
 Proceeds from borrowing
  on line of credit/notes
  payable................                      455,102,478             0                     455,102,478
 Payment on line of
  credit/notes payable...                     (411,813,826)            0                    (411,813,826)
 Retirement of shares of
  common stock...........                         (639,528)            0                        (639,528)
 Distributions to holders
  of minority interest...                          (34,073)      (20,197)                        (54,270)
 Distributions to limited
  partners...............                                0    (3,571,747)                     (3,571,747)
 Distributions to
  stockholders...........                      (48,813,637)            0                     (48,813,637)
 Other...................                       (2,595,088)            0                      (2,595,088)
                           -------------     -------------   -----------   -----------     -------------
 Net cash provided by
  (used in) financing
  activities.............              0       338,643,762    (3,591,944)            0       335,051,818
Net increase (decrease)
 in cash.................    (23,701,154)       50,698,258     1,554,022    (1,782,586)       50,469,694
Cash at beginning of
 year....................                       49,829,130       493,118                      50,322,248
                           -------------     -------------   -----------   -----------     -------------
Cash at end of year......  $ (23,701,154)    $ 100,527,388   $ 2,047,140   $(1,782,586)    $ 100,791,942
                           =============     =============   ===========   ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                      PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

     historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                               CNL
                                            Financial
                                             Services
                                 Advisor      Group      Income Fund      Total
                               ----------- ------------  ------------  ------------
     Shares Offered..........    3,800,000    2,350,000   1,028,150.6   7,178,150.6
     Exchange Value..........  $        20 $         20  $         20  $         20
                               ----------- ------------  ------------  ------------
     Share Consideration.....  $76,000,000 $ 47,000,000  $ 20,563,012  $143,563,012
     Cash Consideration......          --           --        266,000       266,000
     APF Transaction Costs...    5,655,521    3,497,493     1,549,986    10,703,000
                               ----------- ------------  ------------  ------------
         Total Purchase
          Price..............  $81,655,521 $ 50,497,493  $ 22,378,998  $154,532,012
                               =========== ============  ============  ============
     Allocation of Purchase
      Price:
     Net Assets--Historical..  $ 7,141,252 $ 10,006,878  $ 15,702,894  $ 32,851,024
     Purchase Price
      Adjustments:
       Land and buildings on
        operating leases.....                               4,740,703     4,740,703
       Net investment in
        direct financing
        leases...............                               1,209,580     1,209,580
       Investment in joint
        ventures.............                                 838,295       838,295
       Accrued rental
        income...............                                 (75,172)      (75,172)
       Intangibles and other
        assets...............                (2,792,876)      (37,302)   (2,830,178)
       Goodwill*.............                43,283,491           --     43,283,491
       Excess purchase
        price................   74,514,269          --            --     74,514,269
                               ----------- ------------  ------------  ------------
         Total Allocation....  $81,655,521 $ 50,497,493  $ 22,378,998  $154,532,012
                               =========== ============  ============  ============

    --------

    * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

     The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,514,269 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 43,283,491 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1.Common Stock
      (CFA, CFS,
      CFC)--Class A...        8,600
       Common Stock
        (CFA, CFS,
        CFC)--Class
        B.............        4,825
       APIC (CFA, CFS,
        CFC)..........   13,857,645
       Retained
        Earnings......    3,277,060
       Accumulated
        distributions
        in excess of
        earnings......   74,514,269
       Goodwill for
        CFC
        (Intangibles
        and other
        assets).......   43,283,491
         CFC/CFS Org
          Costs/Other
          Assets......                2,792,876
         Cash to pay
          APF
          transaction
          costs.......                9,153,014
         APF Common
          Stock.......                   61,500
         APF APIC.....              122,938,500
       (To record
        acquisition of
        CFA, CFS and
        CFC)
     2.Partners
      Capital.........   15,702,894
       Land and
        buildings on
        operating
        leases........    4,740,703
       Net investment
        in direct
        financing
        leases........    1,209,580
       Investment in
        joint
        ventures......      838,295
         Accrued
          rental
          income......                   75,172
         Intangibles
          and other
          assets......                   37,302
         Cash to pay
          APF
          Transaction
          costs.......                1,549,986
         Cash
          consideration
          to Income
          Funds.......                  266,000
         APF Common
          Stock.......                   10,282
         APF APIC.....               20,552,730
       (To record
        acquisition of
        Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $141,182 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates........................... $  (292,575)
       Secured equipment lease fees...............................     (26,127)
       Advisory fees..............................................     (63,393)
       Reimbursement of administrative costs......................    (182,125)
       Acquisition fees...........................................      (9,483)
       Underwriting fees..........................................        (211)
       Administrative, executive and guarantee fees...............    (290,036)
       Servicing fees.............................................    (257,767)
       Development fees...........................................     (14,678)
       Management fees............................................    (697,364)
                                                                   -----------
         Total.................................................... $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income.................................................. $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs............................. $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $  (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill........................................ $541,044

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $584 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

       (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $      0
       Reimbursement of administrative costs.........................  (13,593)
                                                                      --------
                                                                      $(13,593)
                                                                      ========

    (l) Represents the elimination of $13,593 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $9,760 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $4,248 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $36,556 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $7,619 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates.......................... $ (1,773,406)
       Secured equipment lease fees..............................      (54,998)
       Advisory fees.............................................     (305,030)
       Reimbursement of administrative costs.....................     (408,762)
       Acquisition fees..........................................  (21,794,386)
       Underwriting fees.........................................     (388,491)
       Administrative, executive and guarantee fees..............   (1,233,043)
       Servicing fees............................................   (1,570,331)
       Development fees..........................................     (229,153)
       Management fees...........................................   (1,851,004)
                                                                  ------------
         Total................................................... $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income................................................. $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs........................... $(4,241,719)

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................. $(1,851,004)
       Administrative executive and guarantee fees.................  (1,233,043)
       Servicing fees..............................................  (1,269,357)
       Advisory fees...............................................    (305,030)
                                                                    -----------
                                                                    $(4,658,434)
                                                                    ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4);

       Amortization of goodwill...................................... $2,164,175

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $2,336 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees................................................ $      0
       Reimbursement of administrative costs..........................  (30,542)
                                                                       --------
                                                                       $(30,542)
                                                                       ========

    (l) Represents the elimination of $30,542 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $37,468 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $6,404 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $146,226 as a result of adjusting the historical basis of the real estate owned indirectly by the Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $30,475 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the exchange value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

   Non-Cash Investing Activities

   On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

   Non Cash Investing Activities:

   On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund III, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund III, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                Appendix B

             FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund III, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. Amendments to Merger Agreement

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

  1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

  1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

       "(B) Notes in accordance with Section 4.4 below."

  1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

       "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

  1.6 The following subsection shall be added to Section 10.2

       "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. General

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          /s/ James M. Seneff, Jr.________

                                          By: James M. Seneff, Jr.

                                          Its: Chairman and Chief Executive
                                           Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          /s/ Robert A. Bourne____________

                                          By: Robert A. Bourne

                                          Its: President

                                          CNL APF GP Corp.

                                          /s/ Robert A. Bourne____________

                                          By: Robert A. Bourne

                                          Its: President

                                          CNL INCOME FUND III, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          /s/ James M. Seneff, Jr.________

                                          By: James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          /s/ James M. Seneff, Jr.________

                                          By: James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne____________

                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.________

                                          James M. Seneff, Jr., as General
                                           Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund III, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 2,082,901 fully paid and nonassessable APF Common Shares (1,041,451 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $19,123,759, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 58,917,099 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 50,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period.
Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $2,082,901 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $208,290 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND III, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                         SUPPLEMENT DATED       , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND IV, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund IV, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,334,008 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing.

It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

   . We are uncertain as to the value at which APF Shares will trade following listing.

  . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

   . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

   .  As stated below, the Acquisition is a taxable transaction.

  .  The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due       ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes option if you vote "Against" the Acquisition, and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $808. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 1,334,008 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $920, $920 and $1,211, respectively, in distributions per $10,000 investment to you. The amount distributed to you in 1998 included a special distribution of net sales proceeds of $411 per $10,000 investment. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne, have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, while we will not receive any APF Shares as a result of APF's Acquisition of your Income fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999,

551 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the payments on any notes if you elect to receive the notes.

Real Estate/Business Risks

In APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.03%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.72x and its ratio of debt-to-total assets would have been 27.32%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of other factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions;
(3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions Number of                                             Estimated Value
 Investments   of Net Sales     APF      Estimated                                  of APF Shares
  Less any     Proceeds per    Shares   Value of APF              Estimated Value    per Average
Distributions     $10,000    Offered to    Shares     Estimated    of APF Shares   $10,000 Original
of Net Sales     Original      Income    Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1)    Fund    Income Fund   Expenses       Expenses         Investment
-------------  ------------- ---------- ------------ ----------- ----------------- ----------------
 $28,226,458      $9,409     1,334,008  $26,680,160   $344,000      $26,336,160         $8,779

--------

(1) The original Limited Partner investment in the Income Fund was $30,000,000. These columns reflect, as of March 31, 1999, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed).



   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees(1)................................................... $ 15,093
      Appraisals and Valuation(2).....................................    6,765
      Fairness Opinions(3)............................................   30,000
      Solicitation Fees(4)............................................   15,941
      Printing and Mailing(5).........................................  104,164
      Accounting and Other Fees(6)....................................   31,378
                                                                       --------
        Subtotal......................................................  203,341
                                                                       ========
                           Closing Transaction Costs
      Title, Transfer Tax and Recording Fees(7).......................   64,481
      Legal Closing Fees(8)...........................................   31,850
      Partnership Liquidation Costs(9)................................   44,328
                                                                       --------
        Subtotal......................................................  140,659
                                                                       --------
      Total........................................................... $344,000
                                                                       ========

     --------

     (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

     (3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

     (4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

     (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

     (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                               REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of your Income Fund's restaurant properties. Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 15 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on       , 1999, at                     . We
and members of APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
 , 1999 and will continue until the later of (a)        , 1999, a date not less
than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                                   Year Ended         Quarter
                                                  December 31,         Ended
                                            ------------------------ March 31,
                                             1996    1997     1998     1999
                                            ------- ------- -------- ---------
Historical Distributions Paid to the
 General Partners and Affiliates:
  General Partner Distributions............     --      --       --       --
  Accounting and Administrative Services... $85,899 $81,838  $94,365  $26,693
  Broker/Dealer Commissions................     --      --       --       --
  Due Diligence and Marketing Support
   Fees....................................     --      --       --       --
  Acquisition Fees.........................     --      --       --       --
  Asset Management Fees....................     --      --       --       --
  Real Estate Disposition Fees(1)..........     --      --    45,663
                                            ------- ------- --------  -------
    Total historical....................... $85,899 $81,838 $140,028  $26,693
Pro Forma Distributions to Be Paid to the
 General Partners Following the
 Acquisition:
  Cash Distributions on APF Shares.........     --      --       --       --
  Salary Compensation......................     --      --       --       --
                                            ------- ------- --------  -------
    Total pro forma........................     --      --       --       --

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                             Quarter Ended
                                Year Ended December 31,      March 31, 1999
                               -------------------------- --------------------
                               1994 1995 1996 1997  1998  Historical Pro Forma
                               ---- ---- ---- ---- ------ ---------- ---------
Distributions from Income..... $763 $730 $775 $568 $  603    $136      $111
Distributions from Sales of
 Properties ..................  --   --   --   --     411     --        --
Distributions from Return of
 Capital(1)...................  157  190  145  352    197      64        79
                               ---- ---- ---- ---- ------    ----      ----
  Total....................... $920 $920 $920 $920 $1,211    $200      $190
                               ==== ==== ==== ==== ======    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that each: (1) of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

  (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

  (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

  (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                                 Estimated
                               Original                                         Value of APF
                           Limited Partner                                   Shares per Average
                           Investments Less                          Going        $10,000
                          any Distributions   GAAP Book Liquidation Concern   Original Limited
                         of Sales Proceeds(1)   Value    Value(2)   Value(2) Partner Investment
                         -------------------- --------- ----------- -------- ------------------
CNL Income Fund IV,
 Ltd....................        $9,409         $6,718     $8,102     $8,753        $8,779

--------

(1) This column reflects, as of December 31, 1998, an adjustment to the Limited Partners' original average $10,000 investment based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed).

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including the consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive two material benefits. These benefits include:

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under, APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligations to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund, regardless of whether any cash is distributed to you. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                       Estimated Gain/(Loss)
                                                   per Average $10,000 Original
                                                   Limited Partner Investment(1)
                                                   -----------------------------
CNL Income Fund IV, Ltd...........................             $808

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least
80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

   . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until    , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive the notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have been liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      539,335 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,439,745)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (948,850)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/
 (Provision) for
 Federal Income
 Taxes............      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (948,850)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,197,529)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income Acquisition
                        Combined     Fund IV,   Pro Forma          Adjusted
                           APF         Ltd.    Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 535,902   $   5,072 (j)     $15,064,135
 Fees.............       1,256,304          0     (14,530)(k)       1,241,774
 Interest and
 Other Income.....       7,687,325      9,918           0           7,697,243
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790   $545,820   $  (9,458)        $24,003,152
 Expenses:
 General and
 Administrative...       4,669,012     55,717    ( 31,892)(l),(m)   4,692,837
 Management and
 Advisory Fees....               0          0           0 (n)               0
 Fees to Related
 Parties..........          23,115          0           0              23,115
 Interest
 Expense..........       4,819,998          0           0           4,819,998
 State Taxes......         235,208     15,395       5,441 (o)         256,044
 Depreciation--
 Other............          65,819          0           0              65,819
 Depreciation--
 Property.........       1,898,278    101,372      51,346 (p)       2,050,996
 Amortization.....         546,703      1,159           0             547,862
 Transaction
 Costs............         125,926     33,018           0             158,944
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,384,059    206,661      24,895          12,615,615
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $11,082,731  $ 339,159   $ (34,353)        $11,387,537
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     73,674      (9,784)(q)          81,161
 Gain on Sale of
 Properties.......               0          0           0                   0
 Provision For
 Loss on
 Properties.......        (215,797)         0           0            (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/
 (Provision) for
 Federal Income
 Taxes............      10,884,205    412,833     (44,137)         11,252,901
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                   0
                       ------------ ---------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,884,205  $ 412,833   $ (44,137)        $11,252,901
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                     Property                                Historical    Historical
                                    Acquisition                                 CNL           CNL       Combining
                       Historical    Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF       Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------  -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513           29             542        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...             50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a          n/a             n/a        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401          n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============  ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464          n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============  ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405          n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191          n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386  $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......      $ 41,269,740            0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............      $    548,862            0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564            0    $  1,083,564 $      --    $      --    $        --            0
Total assets....      $708,694,145  $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,410,052 (v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124  $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....      $657,085,021            0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $31,830,422 (vl),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined       Fund      Pro Forma              Adjusted
                           APF        IV, Ltd.   Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          38        n/a                      580
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a        6.88 $      n/a           $         0.25
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $    335.88 $      n/a           $        16.34
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $     10.00 $      n/a           $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...                 n/a         n/a        n/a                     3.20x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a      60,000        n/a                      n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a  1,316,808               44,814,209 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a  1,316,808               44,615,272
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     600,000        n/a           $   19,448,759 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a          10        n/a           $          217 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $16,606,471 $7,679,851 (v2)      $  671,833,345
Mortgages/notes
receivable......      $  289,166,027 $       --  $        0           $  289,166,027
Receivables,
net.............      $   14,969,032 $    36,107 $ (145,312)(y)       $   14,859,827
Investment
in/due from
joint ventures..      $    1,083,564 $ 3,388,240 $1,081,962 (v2)      $    5,553,766
Total assets....      $1,052,993,374 $21,046,527 $6,038,017 (v2),(y)  $1,080,077,918
Total
liabilities/minority
interest........         346,929,801 $   893,694 $ (145,312)(y)       $  347,678,183
Total equity....      $  706,063,573 $20,152,833 $6,183,329 (v2)      $  732,399,735

--------

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
        Total                                        $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income  $ 62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs  $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees                              $  (697,364)
       Administrative executive and guarantee fees     (290,036)
       Servicing fees                                  (257,767)
       Advisory fees                                    (63,393)
                                                    ------------
                                                    $(1,308,560)
                                                    ============

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $539,335

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $5,072 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $       0
       Reimbursement of administrative costs   (14,530)
                                              ---------
                                              $(14,530)
                                              =========

  (l) Represents the elimination of $14,530 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $17,362 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $5,441 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $51,346 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $9,784 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                         CNL Financial
                               Advisor   Services Group Income Fund      Total
                             ----------- -------------- ------------  ------------
     Shares Offered            3,800,000    2,350,000   1,316,808.10  7,466,808.10
     Exchange Value                  $20          $20            $20           $20
                             -----------  -----------   ------------  ------------
     Share Consideration     $76,000,000  $47,000,000   $ 26,336,162  $149,336,162
     Cash Consideration              --           --         344,000       344,000
     APF Transaction Costs     5,434,441    3,360,773      1,907,786    10,703,000
                             -----------  -----------   ------------  ------------
      Total Purchase Price   $81,434,441  $50,360,773   $ 28,587,948  $160,383,162
                             ===========  ===========   ============  ============
     Allocation of Purchase
     Price:
     ----------------------
     Net Assets --
      Historical             $ 7,141,252  $10,006,878   $ 20,152,833  $ 37,300,963
     Purchase Price
      Adjustments:
      Land and buildings on
       operating leases                                    6,118,683     6,118,683
      Net investment in
       direct financing
       leases                                              1,561,168     1,561,168
      Investment in joint
       ventures                                            1,081,962     1,081,962
      Accrued rental income                                 (285,013)     (285,013)
      Intangibles and other
       assets                              (2,792,876)       (41,685)   (2,834,561)
      Goodwill*                            43,146,771            --     43,146,771
      Excess purchase price   74,293,189          --             --     74,293,189
                             -----------  -----------   ------------  ------------
         Total Allocation    $81,434,441  $50,360,773   $ 28,587,948  $160,383,162
                             ===========  ===========   ============  ============

  * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,293,189 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business

  Combinations". Goodwill of $43,146,771 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

   1. Common Stock (CFA, CFS, CFC)--Class A                8,600
     Common Stock (CFA, CFS, CFC)--Class B                 4,825
     APIC (CFA, CFS, CFC)                             13,857,645
     Retained Earnings                                 3,277,060
     Accumulated distributions in excess of earnings  74,293,189
     Goodwill for CFC (Intangibles and other assets)  43,146,771
      CFC/CFS Org Costs/Other Assets                               2,792,876
      Cash to pay APF transaction costs                            8,795,214
      APF Common Stock                                                61,500
      APF APIC                                                   122,938,500
     (To record acquisition of CFA, CFS and CFC)
   2.Partners Capital                                 20,152,833
     Land and buildings on operating leases            6,118,683
     Net investment in direct financing leases         1,561,168
     Investment in joint ventures                      1,081,962
      Accrued rental income                                          285,013
      Intangibles and other assets                                    41,685
      Cash to pay APF Transaction costs                            1,907,786
      Cash consideration to Income Funds                             344,000
      APF Common Stock                                                13,168
      APF APIC                                                    26,322,994
     (To record acquisition of Income Fund)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Fund of $145,312 in related party payables recorded as receivables by the Advisor.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND IV, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund IV, Ltd." in this supplement.

                              Quarter Ended
                                March 31,                          Year Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Revenues (1)............ $   619,494 $   648,565 $ 2,285,696 $ 2,531,385 $ 2,820,295 $ 2,871,572 $ 2,865,770
Net income (2)..........     412,833     577,060   1,821,449   1,720,668   2,347,167   2,210,339   2,310,524
Cash distributions
 declared (3)...........     600,000   1,833,748   3,633,748   2,760,000   2,760,000   2,760,000   2,760,000
Net income per Unit
 (2)....................        6.81        9.58       30.15       28.42       38.75       36.48       38.13
Cash distributions
 declared per
 Unit (3)...............       10.00       30.56       60.56       46.00       46.00       46.00       46.00
GAAP book value per
 unit...................      335.88      348.26      339.00      369.20      381.63      388.14      397.30
Weighted average number
 of Limited Partner
 Units outstanding......      60,000      60,000      60,000      60,000      60,000      60,000      60,000
                                March 31,                               December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Total assets............ $21,046,527 $22,996,043 $21,189,833 $23,309,888 $23,730,892 $24,057,829 $24,598,179
Total partners'
 capital................  20,152,833  20,895,611  20,340,000  22,152,299  22,897,631  23,288,164  23,837,825

--------

(1) Revenues include equity in earnings of joint ventures.

(2) Net income for the year ended December 31, 1997, includes $6,652 from a loss on the sale of land and $70,337 for a provision for loss on land and building. Net income for the quarter ended March 31, 1998 and for years ended December 31, 1998, 1996, 1995 and 1994 includes $120,915, $226,024,
    $221,390, $128,547 and $128,592, respectively, from gains on the sale of land and buildings.

(3) Distributions for quarter ended March 31, 1998, and the year ended December 31, 1998, include a special distribution to the Limited Partners of $1,233,748 in net sales proceeds from the sales of two restaurant properties in 1998.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND IV, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on November 18, 1987, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases generally are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 38 restaurant properties, which included interests in six restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and two restaurant property owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and 1998, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses of $564,831 and $586,084, respectively. The decrease in cash from operations for the quarter ended March 31, 1999 is primarily a result of changes in the Income Fund's working capital and changes in income and expenses as described in "Results of Operations" below.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   In January 1999, the Income Fund used $533,200 of the net sales proceeds from the 1998 sale of the restaurant property in Naples, Florida to acquire a restaurant property in Zephyrhills, Florida, as tenants-in-common with CNL Income Fund XVII, Ltd., one of our affiliates. In connection therewith, the Income Fund and our affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of March 31, 1999, the Income Fund owned a 76 percent interest in the restaurant property in Zephyrhills, Florida. The sale of the restaurant property in Naples, Florida and the reinvestment of the net sales proceeds in the restaurant property in Zephyrhills, Florida, was structured to qualify as a like-kind exchange transaction for federal income tax purposes.

   Currently, rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $689,011 invested in such short-term investments, as compared to $739,382 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The funds remaining at March 31, 1999 will be used to pay distributions and other liabilities.

   Total liabilities of the Income Fund, including distributions payable, increased to $893,694 at March 31, 1999 from $849,833 at December 31, 1998, partially as a result of an increase in rents paid in advance at March 31, 1999. In addition the increase in liabilities at March 31, 1999 is partially a result of the Income Fund accruing transaction costs relating to the Acquisition. Total liabilities at March 31, 1999, to the extent they exceed cash and cash equivalents at March 31, 1999, will be paid from future cash from operations, and in the event we elect to make additional contributions, from contributions from us.

   Based on current and anticipated future cash from operations and, for the quarter ended March 31, 1998, net sales proceeds from the sale of the restaurant properties in Fort Myers, Florida and Union Township, Ohio, the Income Fund declared distributions to Limited Partners of $600,000 and $1,833,748 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions of $10.00 and $30.56 per unit for the quarters ended March 31, 1999 and 1998, respectively. Distributions for the quarter ended March 31, 1998 included $1,233,748 as a result of the distribution of net sales proceeds from the 1998 sale of the restaurant properties in Ft. Myers, Florida and Union Township, Ohio. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, reduced the Income Fund revenues during 1998 and is expected to reduce the Income Fund's revenues in subsequent years. The decrease in Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, resulted in a decrease in cash distributions to the Limited Partners. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the Income Funds filed a lawsuit against us and APF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses, of $2,362,320, $2,417,972, and $2,713,964. The decrease in cash from operations for 1998 and 1997, each as compared to the previous year, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Cash from operations during the years ended December 31, 1998, 1997, and 1996, was also affected by the following.

   In October 1992, the Income Fund accepted a promissory note from the former tenant of the restaurant property in Maywood, Illinois, for $175,000 for amounts due relating to past due rents and real estate taxes and other expenses the Income Fund had incurred as a result of the former tenant's having defaulted under the terms of the lease. The note was non-interest bearing and was payable in 36 monthly installments of $2,500 through September 1995, and thereafter in eight monthly installments of $10,000, with the balance due and payable on February 20, 1996. The Income Fund discounted the note to a principal balance of $138,094 using an interest rate of ten percent. During 1995, the former tenant defaulted under the terms of the note. Because of the financial difficulties that the former tenant was experiencing, the Income Fund established an allowance for doubtful accounts for the full amount of unpaid principal and interest of $111,031 relating to this note; therefore, no amounts were included in receivables at December 31, 1996. During 1997, the Income Fund ceased collection efforts for this note and wrote off the related allowance for doubtful accounts.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In January 1996, the Income Fund reinvested the net sales proceeds it received from the 1995 sale of the restaurant property in Hastings, Michigan, along with additional funds, in a Golden Corral restaurant property located in Clinton, North Carolina, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 53 percent interest in this restaurant property.

   In September 1996, the Income Fund sold its restaurant property in Tampa, Florida, for $1,090,000 and received net sales proceeds of $1,049,550, resulting in a gain of $221,390 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1988 and had a cost of approximately $832,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $216,800 in excess of its original purchase price. In December 1996, the Income Fund reinvested the majority of the net sales proceeds in a Boston Market restaurant property, located in Richmond, Virginia. The remaining net sales proceeds were used to meet other working capital needs of the Income Fund.

   In June 1997, the Income Fund terminated the leases with the tenant of the restaurant properties in Portland and Winchester, Indiana. In connection therewith, the Income Fund accepted a promissory note from the former tenant for $32,343 for amounts relating to past due real estate taxes the Income Fund had accrued as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. As of December 31, 1998, the Income Fund had collected the full amount of the promissory note.

   In July 1997, the Income Fund entered into new leases for the restaurant properties in Portland and Winchester, Indiana, with a new tenant to operate the restaurant properties as Arby's restaurants. In connection therewith, the Income Fund agreed to fund up to $125,000 in renovation costs for each restaurant property. As of December 31, 1998, such renovations had been completed.

   In November 1997, the Income Fund sold its restaurant property in Douglasville, Georgia to a third party for $402,000 and received net sales proceeds of $378,149. This restaurant property was originally acquired by the Income Fund in December 1994 and had a cost of approximately $363,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $16,900 in excess of its original purchase price. Due to the fact that the Income Fund had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Income Fund wrote off the cumulative balance of such accrued rental income at the time of the sale of this restaurant property, resulting in a loss of $6,652 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only. The net sales proceeds were used to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners, and to fund the renovation costs described above. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us, resulting from the sale.

   In March 1998, the Income Fund sold its restaurant property in Fort Myers, Florida, to a third party for $842,100 and received net sales proceeds of $794,690, resulting in a gain of $225,902 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1988 and had a cost of approximately $598,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $196,700 in excess of its original purchase price. In addition, in March 1998, the Income Fund sold its restaurant property in Union Township, Ohio, to an unrelated third party for $680,000 and received net sales proceeds of $674,135, resulting in a loss of $104,987 for financial reporting purposes. In connection with the sale of these restaurant properties, the Income Fund incurred deferred, subordinated, real estate disposition fees of $45,663. In April 1998, the Income Fund distributed $1,233,748 of the net sales proceeds from these restaurant properties as a special distribution to the Limited Partners and used the remaining net proceeds for other Income Fund purposes.

   In addition, in July 1998, the Income Fund sold its restaurant property in Leesburg, Florida for $565,000 and received net sales proceeds of $523,931, resulting in a total loss for financial reporting purposes of $135,509. Due to the fact that at December 31, 1997, the Income Fund recorded a provision for loss on the land and building in the amount of $70,337 for this restaurant property, the Income Fund recognized the remaining loss of $65,172 for financial reporting purposes at July 1998, relating to the sale. In September 1998, the Income Fund contributed the majority of the net sales proceeds from the sale of the restaurant property in Leesburg, Florida, to a joint venture, Warren Joint Venture, to purchase and hold one restaurant property. The Income Fund has an approximate 36 percent interest in the profits and losses of Warren Joint Venture and the remaining interest in this joint venture is held by one of our affiliates.

   In September 1998, the Income Fund sold its restaurant property in Naples, Florida, to a third party for $563,000 and received net sales proceeds of $533,598, resulting in a gain of $170,281 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1988 and had a cost of approximately $410,500 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $123,100 in excess of its original purchase price.

   In January 1999, the Income Fund invested a majority of the net sales proceeds in property in Zephyrhills, Florida with an affiliate of the General Partners as tenants-in-common for a 76 percent interest in the property. The Income Fund will account for its investment in this property using the equity method since the Income Fund will share control with an affiliate. We believe that the transaction, or a portion thereof, relating to the sale of the property in Naples, Florida and the reinvestment of the net sales proceeds will be structured to qualify as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, (at a level reasonably assumed by the General Partners) resulting from the sale.

   During the years ended December 31, 1997 and 1996, the Income Fund received $294,000 and $22,300, respectively, in capital contributions from the corporate general partner in connection with the operations of the Income Fund. No such contributions were received during the year ended December 31, 1998.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $739,382 invested in such short-term investments, as compared to $876,452 at December 31, 1997. The decrease in the amount invested in short-term investments during 1998, as compared to 1997, is primarily attributable to the payment of construction costs accrued at December 31, 1997, relating to the Income Fund's restaurant properties in Winchester and Portland, Indiana, as described above. The decrease was partially offset by an increase in cash due to using a portion of the net sales proceeds from the sales of the restaurant properties in Fort Myers, Florida, and Union Township, Ohio, for other Income Fund purposes, as described above. Total liabilities at December 31, 1998, to the extent they exceed cash and cash equivalents at December 31, 1998, will be paid from future cash from operations, and in the event we elect to make additional contributions, from future contributions from us.

   During 1998, 1997, and 1996, certain of our affiliates, incurred on behalf of the Income Fund $111,482, $85,702, and $114,409, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $103,315 and $88,854, respectively, to affiliates for such amounts and accounting and administrative services. In addition, during the year ended December 31, 1998, the Income Fund incurred $45,663 in real estate disposition fees due to an affiliate as a result of its services in connection with the sale of two restaurant properties. The payment of such fees is deferred until the Limited Partners have received the sum of their 10% preferred return and their adjusted capital contributions. Amounts payable to other parties, including distributions payable, decreased to $700,855 at December 31, 1998, from $1,068,735 at December 31, 1997. The decrease in liabilities at December 31, 1998, is primarily attributable to the payment during the year ended December 31, 1998 of construction costs accrued at December 31, 1997 for the restaurant properties in Portland and Winchester, Indiana, in connection with the new leases entered into in July 1997. In addition, the decrease in total liabilities was attributable to a decrease in distributions payable to the Limited Partners at December 31, 1998, as compared to December 31, 1997. Total liabilities at December 31, 1998, to the extent they exceed cash and cash equivalents at December 31, 1998, will be paid from future cash from operations and, in the event the we elect to make additional contributions, from future contributions from us.

   Based on (i) current and anticipated future cash from operations, (ii) for the year ended December 31, 1998, net sales proceeds from the sale of the restaurant properties in Fort Myers, Florida and Union Township, Ohio and (iii) to a lesser extent, for the year ended December 31, 1997, additional capital contributions received from us, the Income Fund declared distributions to the Limited Partners of $3,633,748, $2,760,000, and $2,760,000 for the years ended December 31, 1998, 1997, and 1996, respectively. This represents distributions of $60.56, $46 and $46 per Unit for the years ended December 31, 1998, 1997, and 1996, respectively. Distributions for the year ended December 31, 1998 included $1,233,748 as a result of the distribution of net sales proceeds from the sale of the restaurant properties in Fort Myers, Florida and Union Township, Ohio. This special distribution was effectively a return of a portion of the Limited Partners' investment, although, in accordance with the Income Fund's partnership agreement, it was applied to the Limited Partners' unpaid preferred return. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, reduced the Income Fund's revenues in 1998 and is expected to reduce the Partnership's revenues in subsequent years. The decrease in Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, resulted in a decrease in cash distributions to the Limited Partners during 1998. No amounts distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases for the Income Fund's restaurant properties are generally on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarter ended March 31, 1998, the Income Fund owned and leased 34 wholly owned restaurant properties, which included two restaurant properties, one in each of Union Township, Ohio and Fort Myers, Florida, which were sold in March 1998, and during the quarter ended March 31, 1999, the Income Fund owned and leased 30 wholly owned restaurant properties, generally to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $527,659 and $571,885, respectively, in rental income from operating leases and earned income from the direct financing leases from these restaurant properties. The decrease in rental and earned income for the quarter ended March 31, 1999 was primarily due to the sale of the restaurant properties in Fort Myers, Florida and Union Township, Ohio in March 1998, and the 1998 sale of the restaurant property in Naples, Florida in September 1998. During the quarter ended March 31, 1999, the Income Fund used the net sales proceeds from the sale of the restaurant property in Naples, Florida to acquire a restaurant property in Zephyrhills, Florida, as tenants-in-common with CNL Income Fund XVII, Ltd., one of our affiliates. Rental and earned income are expected to remain at reduced amounts as a result of distributing the net sales proceeds from the 1998 sales of the restaurant properties in Fort Myers, Florida and Union Township, Ohio to the Limited Partners.

   The decrease in rental and earned income during the quarter ended March 31, 1999, was partially offset by the fact that during the quarter ended March 31, 1999, the Income Fund collected and recognized as income a portion of the past due rental amounts owed from the former tenant of the restaurant property located in Palm Bay, Florida, for which the Income Fund had previously established an allowance for doubtful accounts. The former tenant vacated this restaurant property in October 1997 and the Income Fund had been pursuing collection of the past due rental amounts. The Income Fund received the past due rental amounts from the former tenant's guarantor in accordance with a settlement agreement between the Income Fund and the former tenant's guarantor to collect some of the amounts due to the Income Fund from the former tenant of this restaurant property. In addition, the decrease in rental and earned income during the quarter ended March 31, 1999, was partially offset by an increase in rental and earned income, due to the fact that, in February 1998, the Income Fund entered into a new lease with a new tenant for this restaurant property.

   During the quarters ended March 31, 1999 and 1998, the Income Fund earned $8,243 and $21,661, respectively, in contingent rental income from the Income Fund's wholly owned restaurant properties. The decrease in contingent rental income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily due to a decrease in gross sales of certain restaurant properties, the leases of which require the payment of contingent rental income.

   In October 1998, the tenant of one Boston Market restaurant property filed for bankruptcy. As of April 30, 1999, the Income Fund had continued receiving rental payments relating to this lease. While the tenant has not rejected or affirmed the lease, there can be no assurance that the lease will not be rejected in the future. The lost revenues resulting from the rejection of this lease could have an adverse effect on the results of operations of the Income Fund if the Income Fund is not able to re-lease this restaurant property in a timely manner.

   During the quarter ended March 31, 1998, the Income Fund also owned and leased five restaurant properties indirectly through joint venture arrangements and one restaurant property as tenants-in-common with our affiliates. During the quarter ended March 31, 1999, the Income Fund owned and leased six restaurant properties through joint venture arrangements and two restaurant properties as tenants-in-common with our affiliates. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $73,674 and $42,174, respectively, attributable to the net income earned by these joint ventures. The increase in net income earned by joint ventures is partially due to the fact that in September 1998 the Income Fund reinvested net sales proceeds from the 1998 sale of its restaurant property in Leesburg, Florida in Warren Joint Venture and the fact that in January 1999, the Income Fund reinvested net sales proceeds from the 1998 sale of its restaurant property in Naples, Florida in a restaurant property in Zephyrhills, Florida, as tenants-in-common with one of our affiliates. In addition, net income earned by joint ventures during the quarter ended March 31, 1998, was less than that earned during the quarter ended March 31, 1999, due to the fact that Auburn Joint Venture adjusted estimated contingent rental amounts accrued at December 31, 1997, to actual amounts during the quarter ended March 31, 1998.

   Operating expenses, including depreciation and amortization, were $206,661 and $192,420 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses for the quarter ended March 31, 1999, as compared to March 31, 1998, was partially due to an increase in operating expenses for the quarter ended March 31, 1999 due to the fact that the Income Fund incurred $33,018 in transaction costs related to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions. The increase in operating expenses for the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is partially offset by a decrease in depreciation expense which resulted from the sale of four restaurant properties in 1998.

   As a result of the sales of the restaurant properties in Fort Myers, Florida and Union Township, Ohio, the Income Fund recognized a total gain of $120,915 for financial reporting purposes during the quarter ended March 31, 1998. No restaurant properties were sold during the quarter ended March 31, 1999.

 The Years Ended December 31, 1998, 1997 and 1996

   During 1996, the Income Fund owned and leased 36 wholly owned restaurant properties, including one restaurant property in Tampa, Florida, which was sold in September 1996, during 1997, the Income Fund owned and leased 35 wholly owned restaurant properties, including one restaurant property in Douglasville, Georgia, which was sold in November 1997, and during 1998, the Income Fund owned and leased 34 wholly owned restaurant properties, including four restaurant properties which were sold in 1998. In addition, during 1998, 1997, and 1996, the Income Fund was a co-venturer in five separate joint ventures that each owned and leased one restaurant property and one restaurant property with affiliates as tenants-in-common. In addition, during 1998, the Income Fund was a co-venturer in an additional joint venture that owned and leased one restaurant property. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 37 restaurant properties, which are, in general, subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts payable in monthly installments ranging from $18,100 to $135,800. Generally, the leases provide for percentage rent based on sales in excess of a specified amount to be paid annually. In addition, some of the leases provide that, commencing in the sixth lease year the percentage rent will be an amount equal to the greater of the percentage rent calculated under the lease formula or a specified percentage ranging from one-half to two percent of the purchase price.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $2,231,513, $2,189,386, and $2,397,691, respectively, in rental income from operating leases and earned income from direct financing leases from its wholly owned restaurant properties described above. The increase in rental and earned income during 1998, as compared to 1997, was partially attributable to the fact that during 1997, the Income Fund increased its allowance for doubtful accounts for past due rental amounts relating to the Hardee's restaurant properties located in Portland and Winchester, Indiana, which were leased by the same tenant, due to financial difficulties the tenant was experiencing. No such allowance was recorded during 1998 due to the fact that the Income Fund renovated both restaurant properties, as described above in "Liquidity and Capital Resources" and re-leased the restaurant properties to a new tenant for which rents commenced in October 1997. The decrease in rental and earned income during 1997, as compared to 1996, is partially attributable to the Income Fund increasing its allowance for doubtful accounts by approximately $28,500, for rental income amounts relating to the Hardee's restaurant properties located in Portland and Winchester, Indiana, as described above. Rental and earned income also decreased by approximately $86,200 during 1997 due to the fact that the Income Fund terminated the lease with the former tenant of the restaurant properties in Portland and

Winchester, Indiana, in June 1997, as described above in "Liquidity and Capital Resources." The Income Fund re-leased these restaurant properties in October 1997, as described above. The decrease in rental and earned income for 1997, as compared to 1996, was slightly offset by an increase of approximately $20,200 in rental income from the new tenant of this restaurant property who began operating the restaurant property in October 1997, after it was renovated into an Arby's restaurant property.

   Rental and earned income decreased during 1997, as compared to 1996, as a result of the Income Fund establishing an allowance for doubtful accounts totalling approximately $128,200 during 1997, for rental amounts relating to the restaurant property located in Palm Bay, Florida, due to financial difficulties the tenant was experiencing. The tenant vacated the restaurant property in October 1997. Rental and earned income increased during 1998, as compared to 1997, due to the fact that no such allowance was established during 1998 and the fact that the Income Fund negotiated a settlement agreement with the former tenant's guarantor to collect some of the amounts due to the Income Fund from the former tenant. During 1998, the Income Fund collected and recognized as income a portion of the past due rental amounts from the former tenant's guarantor. In addition, in February 1998, the Income Fund entered into a new lease with a new tenant for this restaurant property.

   The increase in rental and earned income for the year ended December 31, 1998 was partially offset by a decrease in rental and earned income due to the sale of the restaurant property in Douglasville, Georgia in November 1997, the sale of the restaurant properties in Fort Myers, Florida and Union Township, Ohio in March 1998, and the sale of the restaurant property in Naples, Florida in September 1998. During the year ended December 31, 1998, the Income Fund used the net sales proceeds from the sale of the restaurant property in Douglasville, Georgia to fund renovation costs for two restaurant properties and for other Income Fund purposes. Rental and earned income are expected to remain at reduced amounts as a result of distributing the net sales proceeds from the 1998 sales of the restaurant properties in Fort Myers, Florida and Union Township, Ohio to the Limited Partners.

   In addition, rental and earned income decreased approximately $76,300 during the year ended 1997 as compared to 1996, as a result of the sale of the restaurant property in Tampa, Florida, in September 1996. The decrease in rental income for 1997 was offset by an increase of approximately $118,300 in rental income attributable to the reinvestment of the net sales proceeds in a restaurant property in Richmond, Virginia, in December 1996.

   For the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $83,377, $117,031 and $97,318, respectively, in contingent rental income from the Income Fund's wholly owned restaurant properties. The decrease in contingent rental income during the year ended December 31, 1998, as compared to the year ended December 31, 1997, is partially attributable to the Income Fund adjusting estimated contingent rental amounts accrued at December 31, 1997, to actual amounts during the year ended December 31, 1998 and is partially attributable to a decrease in gross sales for certain restaurant properties whose leases require the payment of contingent rental income. The increase in contingent rental income in 1997, as compared to 1996, is primarily attributable to an increase in gross sales for certain restaurant properties, the leases of which require the payment of contingent rental income.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund recognized a loss of $90,144 and income of $189,747 and $277,431, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The decrease in net income in 1998, as compared to 1997, is primarily due to the fact that Kingsville Real Estate Joint Venture in which the Income Fund owns a 68.87% interest established an allowance for loss on the land and net investment in the direct financing lease for its restaurant property for approximately $316,000 during the year ended December 31, 1998. The tenant of this restaurant property experienced financial difficulties and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the restaurant property's carrying value at December 31, 1998 and the estimated net realizable value of the restaurant property. In addition, the joint venture increased its allowance for doubtful accounts by approximately $130,000 during the year ended

December 31, 1998, as compared to an increase in allowance for doubtful accounts of approximately $20,600 during the year ended December 31, 1997, for amounts due from this tenant deemed uncollectible in accordance with its collection policy. In January 1999, Kingsville Real Estate Joint Venture entered into a new lease for this restaurant property with a new tenant and we ceased collection efforts on the past due amounts. The decrease in net income for 1998, as compared to 1997, is partially offset by an increase in net income earned by joint ventures due to the fact that in September 1998, the Income Fund reinvested net sales proceeds from the sale of its restaurant property in Leesburg, Florida in Warren Joint Venture.

   The decrease in net income earned by these joint ventures during 1997, as compared to 1996, is partially attributable to the fact that, during July 1997, the operator of the restaurant property owned by Titusville Joint Venture vacated the restaurant property and ceased operations. In conjunction therewith, Titusville Joint Venture in which the Income Fund owns a 26.6% interest in the profits and losses of the joint venture established an allowance for doubtful accounts of approximately $27,000 during 1997. No such allowance was established during 1996. In addition, the joint venture recorded real estate tax expense of approximately $16,600 during 1997. No such real estate taxes were incurred during 1996. In addition, the joint venture wrote off unamortized lease costs of $23,500 in 1997 due to the tenant vacating the restaurant property. Titusville Joint Venture ceased collection efforts on past due amounts and the joint venture will not recognize any rental income from this restaurant property until a new tenant is located or until the restaurant property is sold and the proceeds from such a sale are reinvested in an additional restaurant property. Titusville Joint Venture is currently seeking either a replacement tenant or purchaser for this restaurant property. In addition, during 1998 and 1997, the joint venture established an allowance for loss on land and building for its restaurant property in Titusville, Florida, for approximately $125,300 and $147,000, respectively, for financial reporting purposes. The allowance represents the difference between the restaurant property's carrying value at December 31, 1998, and the estimated net realizable value of the restaurant property. Net income earned by joint ventures also decreased during 1997, as compared to 1996, due to an adjustment in estimated contingent rental amounts accrued at December 31, 1996, to actual amounts during the year ended December 31, 1997 for the restaurant property in Clinton, North Carolina, held as tenants-in-common.

   During the year ended December 31, 1998, one of the Income Fund's lessees, Shoney's, Inc., contributed more than ten percent of the Income Fund's total rental income, including the Income Fund's share of the rental income from six restaurant properties owned by joint ventures and one restaurant property owned with affiliates as tenant-in-common. As of December 31, 1998, Shoney's, Inc. was the lessee under leases relating to six restaurants. It is anticipated that, based on the minimum rental payments required by the leases, Shoney's, Inc. will continue to contribute more than ten percent of the Income Fund's total rental income during 1999. In addition, during the year ended December 31, 1998, two restaurant chains, Shoney's and Wendy's Old Fashioned Hamburger Restaurants, each accounted for more than ten percent of the Income Fund's total rental income, including the Income Fund's share of the rental income from six restaurant properties owned by joint ventures and one restaurant property owned with affiliates as tenants-in-common. In 1999, it is anticipated that these two restaurant chains each will continue to account for more than ten percent of the total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to release the restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $690,271, $733,728, and $694,518 for the years ended December 31, 1998, 1997, and 1996, respectively. The decrease in operating expenses for 1998, as compared to 1997, and the increase in operating expenses for 1997, as compared to 1996, was partially due to the fact that during 1997, the Income Fund expensed approximately $25,400 in current and past due real estate taxes for the restaurant property in Palm Bay, Florida due to the tenant vacating the restaurant property in October 1997. The restaurant property was re-leased and the new tenant is responsible for these expenses beginning in December 1997. In addition, the decrease in operating expenses for 1998, as compared to 1997, is partially due to the decrease in depreciation expense which resulted from the sale of one restaurant property in November 1997, and the sale of four restaurant properties in 1998.

   The decrease in operating expenses for 1998, as compared to 1997, is partially offset by an increase in operating expense for 1998 due to the fact that the Income Fund incurred $18,286 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. The increase in operating expenses during 1997 was also partially due to the fact that the Income Fund recorded bad debt expense of $12,794 from the former tenant during 1997, relating to the restaurant properties located in Portland and Winchester, Indiana, for past due rental income amounts. Due to the fact that the Income Fund re-leased these restaurant properties to a new tenant in October 1997, as described above, no such expense was recorded during 1998.

   The Income Fund is responsible for the proportionate share of real estate taxes and insurance expense for one of the two leases for the restaurant property in Maywood, Illinois. In addition, during 1998, 1997, and 1996, the Income Fund paid for a portion of the real estate taxes that are the responsibility of the other tenant of the Maywood restaurant property, due to a shortage of amounts collected from the tenant for the payment of their proportionate share of real estate taxes.

   In addition, as a result of the former tenant of the restaurant property in Leesburg, Florida, defaulting under the terms of its lease, the Income Fund incurred certain expenses, such as real estate taxes, insurance and maintenance expense relating to this restaurant property during 1998, 1997, and 1996. The Income Fund sold this restaurant property in July 1998, therefore the Income Fund does not anticipate incurring such expenses in future periods.

   As a result of the sales of four restaurant properties and one restaurant property, the Income Fund recognized a gain of $226,024 and $221,390, respectively, for financial reporting purposes during the years ended December 31, 1998 and 1996, respectively. In addition, as a result of the sale of the restaurant property in Douglasville, Georgia, in November 1997, the Income Fund recognized a loss for financial reporting purposes of $6,652 for the year ended December 31, 1997.

   During 1997, the Income Fund established an allowance for loss on land and building in the amount of $70,337 for financial reporting purposes for the restaurant property in Leesburg, Florida. The tenant of this restaurant property defaulted under the terms of its lease and vacated the restaurant property. The allowance represented the difference between the restaurant property's carrying value at December 31, 1997, and the estimated net realizable value for this restaurant property based on an anticipated sales price. In July 1998, the Income Fund sold this restaurant property.

   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that the we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.



Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999 the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates of the general partners provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team, for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.......   F-1
Condensed Statements of Income for the Quarters and Quarters Ended March
 31, 1999 and 1998........................................................   F-2
Condensed Statements of Partner's Capital for the Quarters Ended March 31,
 1999 and for the Year Ended December 31, 1998............................   F-3
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998.................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998............................................................   F-5
Report of Independent Accountants.........................................   F-7
Balance Sheets as of December 31, 1998 and 1997...........................   F-8
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996.....................................................................   F-9
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996............................................................  F-10
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996.....................................................................  F-11
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996.................................................................  F-12
Unaudited Pro Forma Financial Information.................................  F-21
Unaudited Pro Forma Balance Sheet as of March 31, 1999....................  F-22
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999.....................................................................  F-24
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998.....................................................................  F-26
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999.................................................................  F-28
Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998.................................................................  F-30
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-32

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                                    December
                                                        March 31,      31,
                                                          1999        1998
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,845,981 and
 $3,744,609........................................... $15,385,087 $15,486,459
Net investment in direct financing leases.............   1,221,384   1,231,482
Investment in joint ventures..........................   3,388,240   2,862,906
Cash and cash equivalents.............................     689,011     739,382
Restricted cash.......................................         --      537,274
Receivables, less allowance for doubtful accounts of
 $254,396 and $258,641................................      36,107      24,676
Prepaid expenses......................................       9,150       9,836
Lease costs, less accumulated amortization of $22,609
 and $21,450..........................................      32,535      18,094
Accrued rental income.................................     285,013     279,724
                                                       ----------- -----------
                                                       $21,046,527 $21,189,833
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    35,965 $     4,503
Accrued and escrowed real estate taxes payable........      31,312      36,732
Distributions payable.................................     600,000     600,000
Due to related parties................................     145,312     148,978
Rents paid in advance and deposits....................      81,105      59,620
                                                       ----------- -----------
  Total liabilities...................................     893,694     849,833
Partners' capital.....................................  20,152,833  20,340,000
                                                       ----------- -----------
                                                       $21,046,527 $21,189,833
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                               Quarter Ended
                                                                 March 31,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
Revenues:
  Rental income from operating leases....................... $496,533 $539,776
  Earned income from direct financing leases................   31,126   32,109
  Contingent rental income..................................    8,243   21,661
  Interest and other income.................................    9,918   12,845
                                                             -------- --------
                                                              545,820  606,391
                                                             -------- --------
Expenses:
  General operating and administrative......................   40,438   34,625
  Professional services.....................................   10,000    6,248
  Real estate taxes.........................................    5,279   20,755
  State and other taxes.....................................   15,395   15,641
  Depreciation and amortization.............................  102,531  115,151
  Transaction costs.........................................   33,018      --
                                                             -------- --------
                                                              206,661  192,420
                                                             -------- --------
Income Before Equity in Earnings of Joint Ventures and Gain
 on Sale of Land and Buildings..............................  339,159  413,971
Equity in Earnings of Joint Ventures........................   73,674   42,174
Gain on Sale of Land and Buildings..........................      --   120,915
                                                             -------- --------
Net Income.................................................. $412,833 $577,060
                                                             ======== ========
Allocation of Net Income:
  General partners.......................................... $  4,128 $  2,483
  Limited partners..........................................  408,705  574,577
                                                             -------- --------
                                                             $412,833 $577,060
                                                             ======== ========
Net Income Per Limited Partner Unit......................... $   6.81 $   9.58
                                                             ======== ========
Weighted Average Number of Limited Partner Units
 Outstanding................................................   60,000   60,000
                                                             ======== ========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                        Quarter    Year Ended
                                                         Ended      December
                                                       March 31,       31,
                                                         1999         1998
                                                      -----------  -----------
General partners:
  Beginning balance.................................. $   769,078  $   756,354
  Net income.........................................       4,128       12,724
                                                      -----------  -----------
                                                          773,206      769,078
                                                      -----------  -----------
Limited partners:
  Beginning balance..................................  19,570,922   21,395,945
  Net income.........................................     408,705    1,808,725
  Distributions ($10.00 and $60.56 per limited
   partner unit, respectively).......................    (600,000)  (3,633,748)
                                                      -----------  -----------
                                                       19,379,627   19,570,922
                                                      -----------  -----------
    Total partners' capital.......................... $20,152,833  $20,340,000
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                            Quarter Ended
                                                              March 31,
                                                         ---------------------
                                                           1999        1998
                                                         ---------  ----------
Increase (Decrease) in Cash and Cash Equivalents
Net Cash Provided by Operating Activities............... $ 564,831  $  586,084
                                                         ---------  ----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and buildings..............       --    1,468,825
  Additions to land and buildings on operating leases...       --     (275,000)
  Investment in joint ventures..........................  (533,200)        --
  Decrease in restricted cash...........................   533,598         --
  Payment of lease costs................................   (15,600)        --
                                                         ---------  ----------
  Net cash provided by (used in) investing activities...   (15,202)  1,193,825
                                                         ---------  ----------
Cash Flows from Financing Activities:
  Distributions to limited partners.....................  (600,000)   (690,000)
                                                         ---------  ----------
      Net cash used in financing activities.............  (600,000)   (690,000)
                                                         ---------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents....   (50,371)  1,089,909
Cash and Cash Equivalents at Beginning of Quarter.......   739,382     876,452
                                                         ---------  ----------
Cash and Cash Equivalents at End of Quarter............. $ 689,011  $1,966,361
                                                         =========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
  Deferred real estate disposition fees incurred and
   unpaid at end of quarter............................. $     --   $   45,663
                                                         =========  ==========
  Distributions declared and unpaid at end of quarter... $ 600,000  $1,833,748
                                                         =========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund IV, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Investment in Joint Ventures:

   In January 1999, the Partnership invested $533,200 in a property in Zephyrhills, Florida as tenants-in-common with CNL Income Fund XVII, Ltd., an affiliate of the general partners. As of March 31, 1999, the Partnership had a 76 percent interest in the property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

   The following presents the combined, condensed financial information for all of the Partnership's investment in joint ventures and properties held as tenants-in-common at:

                                                        March 31,  December 31,
                                                           1999        1998
                                                        ---------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for loss on
    land and building.................................. $5,320,508  $4,406,943
   Net investment in direct financing leases, less
    allowance for impairment in carrying value.........    380,548     626,594
   Cash................................................     50,229      14,025
   Receivables.........................................      7,930      10,943
   Accrued rental income...............................    165,038     163,773
   Other assets........................................      2,514       2,513
   Liabilities.........................................     50,816      27,211
   Partners' capital...................................  5,875,951   5,197,580
   Revenues............................................    152,150     368,058
   Provision for loss on land and buildings and net
    investment in direct financing lease...............        --     (441,364)
   Net income..........................................    111,787    (212,388)

   The Partnership recognized income totalling $73,674 and $42,174 for the quarters ended March 31, 1999 and 1998, respectively, from these joint ventures.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,668,016 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $26,259,630 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

4. Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 1,334,008 shares valued at $20.00 per APF share.

                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners

CNL Income Fund IV, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund IV, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 18, 1999, except for the secondparagraph of Note 12 for which the date is March 11, 1999 and Note 13 for which the date is June 3, 1999

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building.................................... $15,486,459 $18,097,997
Net investment in direct financing leases.............   1,231,482   1,269,389
Investment in joint ventures..........................   2,862,906   2,708,012
Cash and cash equivalents.............................     739,382     876,452
Restricted cash.......................................     537,274         --
Receivables, less allowance for doubtful accounts of
 $258,641 and $295,580................................      24,676      37,669
Prepaid expenses......................................       9,836      11,115
Lease costs, less accumulated amortization of $21,450
 and $17,956..........................................      18,094      21,588
Accrued rental income.................................     279,724     287,466
Other assets..........................................         --          200
                                                       ----------- -----------
                                                       $21,189,833 $23,309,888
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     4,503 $     8,576
Accrued construction costs payable....................         --      250,000
Accrued and escrowed real estate taxes payable........      36,732      65,176
Distributions payable.................................     600,000     690,000
Due to related parties................................     148,978      93,854
Rents paid in advance and deposits....................      59,620      49,983
                                                       ----------- -----------
  Total liabilities...................................     849,833   1,157,589
Partners' capital.....................................  20,340,000  22,152,299
                                                       ----------- -----------
                                                       $21,189,833 $23,309,888
                                                       =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              ----------------------------------
                                                 1998        1997        1996
                                              ----------  ----------  ----------
Revenues:
  Rental income from operating leases.......  $2,104,520  $2,058,703  $2,263,677
  Earned income from direct financing
   leases...................................     126,993     130,683     134,014
  Contingent rental income..................      83,377     117,031      97,318
  Interest and other income.................      60,950      35,221      47,855
                                              ----------  ----------  ----------
                                               2,375,840   2,341,638   2,542,864
                                              ----------  ----------  ----------
Expenses:
  General operating and administrative......     151,775     149,808     161,714
  Professional services.....................      43,609      33,439      29,289
  Bad debt expense..........................         --       12,794         --
  Real estate taxes.........................      31,879      65,316      37,589
  State and other taxes.....................      15,747      16,476      21,694
  Depreciation and amortization.............     428,975     455,895     444,232
Transaction costs...........................      18,286         --          --
                                              ----------  ----------  ----------
                                                 690,271     733,728     694,518
                                              ----------  ----------  ----------
Income Before Equity in Earnings (Losses) of
 Joint Ventures, Gain (Loss) on Sale of Land
 and Buildings and Provision for Loss on
 Land and Building..........................   1,685,569   1,607,910   1,848,346
Equity in Earnings (Losses) of Joint
 Ventures...................................     (90,144)    189,747     277,431
Gain (Loss) on Sale of Land and Buildings...     226,024      (6,652)    221,390
Provision for Loss on Land and Building.....         --      (70,337)        --
                                              ----------  ----------  ----------
Net Income..................................  $1,821,449  $1,720,668  $2,347,167
                                              ==========  ==========  ==========
Allocation of Net Income:
  General partners..........................  $   12,724  $   15,697  $   22,219
  Limited partners..........................   1,808,725   1,704,971   2,324,948
                                              ----------  ----------  ----------
                                              $1,821,449  $1,720,668  $2,347,167
                                              ==========  ==========  ==========
Net Income Per Limited Partner Unit.........  $    30.15  $    28.42  $    38.75
                                              ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................      60,000      60,000      60,000
                                              ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $241,504     $160,634    $30,000,000  $(19,687,963)  $16,013,989 $(3,440,000) $23,288,164
 Contributions from
  general partners......      22,300          --             --            --            --          --        22,300
 Distributions to
  limited partners ($46
  per limited partner
  unit).................         --           --             --     (2,760,000)          --          --    (2,760,000)
 Net income.............         --        22,219            --            --      2,324,948         --     2,347,167
                            --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     263,804      182,853     30,000,000   (22,447,963)   18,338,937  (3,440,000)  22,897,631
 Contributions from
  general partners......     294,000          --             --            --            --          --       294,000
 Distributions to
  limited partners ($46
  per limited partner
  unit).................         --           --             --     (2,760,000)          --          --    (2,760,000)
 Net income.............         --        15,697            --            --      1,704,971         --     1,720,668
                            --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     557,804      198,550     30,000,000   (25,207,963)   20,043,908  (3,440,000)  22,152,299
 Distributions to
  limited partners ($61
  per limited partner
  unit).................         --           --             --     (3,633,748)          --          --    (3,633,748)
 Net income.............         --        12,724            --            --      1,808,725         --     1,821,449
                            --------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $557,804     $211,274    $30,000,000  $(28,841,711)  $21,852,633 $(3,440,000) $20,340,000
                            ========     ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 2,351,732  $ 2,345,612  $ 2,588,248
 Distributions from joint ventures......      248,360      265,473      305,866
 Cash paid for expenses.................     (274,436)    (211,213)    (206,059)
 Interest received......................       36,664       18,100       25,909
                                          -----------  -----------  -----------
   Net cash provided by operating
    activities..........................    2,362,320    2,417,972    2,713,964
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  building..............................    2,526,354      378,149    1,049,550
 Additions to land and buildings on
  operating leases......................     (275,000)         --    (1,035,516)
 Investment in joint ventures...........     (493,398)         --      (437,489)
 Decrease (increase) in restricted
  cash..................................     (533,598)         --       518,150
 Payment of lease costs.................          --       (17,384)      (2,230)
 Other..................................          --         9,122          --
                                          -----------  -----------  -----------
   Net cash provided by investing
    activities..........................    1,224,358      369,887       92,465
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Contributions from general partners....          --       294,000       22,300
 Distributions to limited partners......   (3,723,748)  (2,760,000)  (2,760,000)
                                          -----------  -----------  -----------
   Net cash used in financing
    activities..........................   (3,723,748)  (2,466,000)  (2,737,700)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................     (137,070)     321,859       68,729
Cash and Cash Equivalents at Beginning
 of Year................................      876,452      554,593      485,864
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   739,382  $   876,452  $   554,593
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 1,821,449  $ 1,720,668  $ 2,347,167
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      425,481      453,397      442,065
 Amortization...........................        3,494        2,498        2,167
 Equity in earnings of joint ventures,
  net of distributions..................      338,504       75,726       28,435
 Bad debt expense.......................          --        12,794          --
 Loss (gain) on sale of land and
  buildings.............................     (226,024)       6,652     (221,390)
 Provision for loss on land and
  building..............................          --        70,337          --
 Decrease in receivables................        8,607        5,422       41,531
 Decrease (increase) in prepaid
  expenses..............................        1,279         (180)      (1,202)
 Decrease in net investment in direct
  financing leases......................       37,907       34,215       30,885
 Increase in accrued rental income......      (40,515)     (39,669)     (21,520)
 Increase (decrease) in accounts
  payable and accrued expenses..........      (26,960)      31,976       11,162
 Increase in due to related parties.....        9,461       26,701       39,987
 Increase in rents paid in advance and
  deposits..............................        9,637       17,435       14,677
                                          -----------  -----------  -----------
   Total adjustments....................      540,871      697,304      366,797
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 2,362,320  $ 2,417,972  $ 2,713,964
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Deferred real estate disposition fees
  incurred and unpaid at December 31....  $    45,663  $       --   $       --
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   600,000  $   690,000  $   690,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund IV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture, Kingsville Real Estate Joint Venture, Warren Joint Venture, and a property in Clinton, North Carolina, held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees associated with negotiating new leases are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of one of these leases is an operating lease. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments,

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two or four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 7,244,512  $ 8,328,572
   Buildings..........................................  11,986,556   13,684,194
                                                       -----------  -----------
                                                        19,231,068   22,012,766
   Less accumulated depreciation......................  (3,744,609)  (3,844,432)
                                                       -----------  -----------
                                                        15,486,459   18,168,334
   Less allowance for loss on land and building.......         --       (70,337)
                                                       -----------  -----------
                                                       $15,486,459  $18,097,997
                                                       ===========  ===========

   In July 1997, the Partnership entered into new leases for the properties in Portland and Winchester, Indiana, with a new tenant to operate the properties as Arby's restaurants. In connection therewith, the Partnership incurred $125,000 in renovation costs for each property.

   In November 1997, the Partnership sold its property in Douglasville, Georgia to an unrelated third party for $402,000 and received net sales proceeds of $378,149 (net of $2,546 which represents amounts due to the former tenant for prorated rent). This property was originally acquired by the Partnership in December 1994 and had a cost of approximately $363,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $16,900 in excess of its original purchase price. Due to the fact that the Partnership had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Partnership wrote off the cumulative balance of such accrued rental income at the time of the sale of this property, resulting in a loss of $6,652 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only.

   In March 1998, the Partnership sold its property in Fort Myers, Florida, to a third party for $842,100 and received net sales proceeds of $794,690, resulting in a gain of $225,902 for financial reporting purposes. This property was originally acquired by the Partnership in December 1988 and had a cost of approximately $598,000 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the Property for approximately $196,700 in excess of its original purchase price.

   In March 1998, the Partnership sold its property in Union Township, Ohio to a third party for $680,000 and received net sales proceeds of $674,135, resulting in a loss of $104,987 for financial reporting purposes.

   In connection with the sale of the properties described above, the Partnership incurred deferred, subordinated, real estate disposition fees of $45,663 (see Note 10).

   In July 1998, the Partnership sold its property in Leesburg, Florida, for $565,000 and received net sales proceeds of $523,931, resulting in a loss for financial reporting purposes of $135,509. Due to the fact that at

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

December 31, 1997, the Partnership had recorded a provision for loss on land and building in the amount of $70,337 for this property, the Partnership recognized the remaining loss of $65,172 for financial reporting purposes in July 1998, relating to the sale.

   In September 1998, the Partnership sold its property in Naples, Florida, to a third party for $563,000 and received net sales proceeds of $533,598, resulting in a gain of $170,281 for financial reporting purposes. This property was originally acquired by the Partnership in December 1988 and had a cost of approximately $410,500 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $123,100 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $40,515, $39,669 and
$21,520, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,975,839
   2000.............................................................   1,977,929
   2001.............................................................   1,947,479
   2002.............................................................   1,951,578
   2003.............................................................   1,759,818
   Thereafter.......................................................  10,670,163
                                                                     -----------
                                                                     $20,282,806
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                           1998        1997
                                                        ----------  -----------
   Minimum lease payments receivable................... $1,660,791  $ 1,825,690
   Estimated residual values...........................    527,829      527,829
   Less unearned income................................   (957,138)  (1,084,130)
                                                        ----------  -----------
   Net investment in direct financing leases........... $1,231,482  $ 1,269,389
                                                        ==========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

   1999.............................................................. $  164,899
   2000..............................................................    164,899
   2001..............................................................    164,899
   2002..............................................................    164,899
   2003..............................................................    164,899
   Thereafter........................................................    836,296
                                                                      ----------
                                                                      $1,660,791
                                                                      ==========

                         CNL INCOME FUND IV, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   As of December 31, 1997, the Partnership had a 51 percent, a 26.6%, a 57 percent, a 96.1% and a 68.87% interest in the profits and losses of Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture and Kingsville Real Estate Joint Venture, respectively, and a 53 percent interest in the profits and losses of a property in Clinton, North Carolina, held as tenants-in-common with affiliates of the general partners.

   The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners. Holland Joint Venture, Titusville Joint Venture, Cocoa Joint Venture, Auburn Joint Venture, Kingsville Real Estate Joint Venture and the Partnership and affiliates, as tenants-in-common, each own and lease one property to an operator of national fast-food or family-style restaurants.

   In September 1998, the Partnership entered into a joint venture arrangement, Warren Joint Venture, with an affiliate of the general partners, to hold one restaurant property. As of December 31, 1998, the Partnership had acquired a 35.71% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliates.

   The following presents the joint ventures' combined, condensed financial information at December 31:

                                                         1998        1997
                                                      ----------  ----------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for loss
    on land and building............................. $4,406,943  $3,338,372
   Net investment in direct financing leases less
    allowance for loss on building...................    626,594     842,633
   Cash..............................................     14,025      12,331
   Receivables.......................................     10,943      40,456
   Accrued rental income.............................    163,773     177,567
   Other assets......................................      2,513       2,029
   Liabilities.......................................     27,211      16,283
   Partners' capital.................................  5,197,580   4,397,105
   Revenues..........................................    368,058     434,177
   Provision for loss on land and buildings and net
    investment in direct financing lease.............   (441,364)   (147,039)
   Net income........................................   (212,388)    126,271

   The Partnership recognized a loss totalling $90,144 and income totalling $189,747 and $277,431 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Restricted Cash:

   As of December 31, 1998, the net sales proceeds of $533,598 from the sale of the property in Naples, Florida, plus accrued interest of $3,676 were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property on behalf of the Partnership.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

7. Receivables:

   In June 1997, the Partnership terminated the leases with the tenant of the properties in Portland and Winchester, Indiana. In connection therewith, the Partnership accepted a promissory note from the former tenant for $32,343 for amounts relating to past due real estate taxes the Partnership had accrued as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. As of December 31, 1998, the Partnership had collected the full amount of the promissory note.

8. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of property, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property not in liquidation of the Partnership is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,633,748, $2,760,000, and $2,760,000, respectively. Distributions for the year ended December 31, 1998 included $1,233,748 as a result of the distribution of net sales proceeds from the sale of the properties in Fort Myers, Florida and Union Township, Ohio. This amount was applied toward the limited partners' 10% Preferred Return. No distributions have been made to the general partners to date.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $1,821,449  $1,720,668  $2,347,167
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................      (8,014)     (9,203)    (17,764)
   Allowance for loss on land and
    building...............................         --       70,337         --
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      37,907      34,215      30,885
   Gain on sale of land and buildings for
    financial reporting purposes less than
    (in excess of) gain for tax reporting
    purposes...............................    (231,919)     44,918    (140,228)
   Capitalization of transaction costs for
    tax reporting purposes.................      18,286         --          --
   Equity in earnings of joint ventures for
    financial reporting purposes less than
    (in excess of) equity in earnings of
    joint ventures for tax reporting
    purposes...............................     319,186      51,115     (25,853)
   Allowance for doubtful accounts.........     (36,939)    138,647      (9,933)
   Accrued rental income...................     (40,515)    (39,669)    (21,520)
   Rents paid in advance...................       9,137       7,435      14,677
   Other...................................         501         --          --
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $1,889,079  $2,018,463  $2,177,431
                                             ==========  ==========  ==========

10. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director, and vice chairman of the Board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to collectively as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. For the year ended December 31, 1998, the Partnership incurred $45,663 in deferred, subordinated, real estate disposition fees as a result of the sales of properties. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1997 and 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $94,365, $81,838 and $85,899 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                  1998    1997
                                                                -------- -------
   Due to the Affiliate:
     Expenditures incurred on behalf of the Partnership........ $ 53,363 $48,126
     Accounting and administrative services....................   49,952  40,728
     Deferred, subordinated real estate disposition fee........   45,663     --
   Other.......................................................      --    5,000
                                                                -------- -------
                                                                $148,978 $93,854
                                                                ======== =======

11. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for each of the years ended December 31:

                                                        1998     1997     1996
                                                      -------- -------- --------
   Shoney's, Inc..................................... $413,755 $427,238 $425,390
   Tampa Foods, L.P..................................      N/A      N/A  291,347

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Shoney's......................................... $541,175 $557,303 $557,841
   Wendy's Old Fashioned Hamburger Restaurants......  437,896  432,585  499,305
   Denny's..........................................      N/A  345,749  360,080
   Taco Bell........................................      N/A  262,909  251,314

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership.

                         CNL INCOME FUND IV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

12. Subsequent Events:

   In January 1999, the Partnership used the net sales proceeds from the sale of the property in Naples, Florida to invest in a Property in Zephyrhills, Florida, with an affiliate of the general partners as tenants-in-common for a 76 percent interest in the property. The Partnership will account for its investment in this property using the equity method since the Partnership will share control with affiliates. On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,668,016 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $26,259,630 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

13. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 12 being adjusted to 1,334,008 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                          Property                                                Historical
                                        Acquisition                               Historical CNL     CNL
                           Historical    Pro Forma                     Historical   Financial     Financial
                              APF       Adjustments        Subtotal     Advisor   Services, Inc.    Corp.
                          ------------  ------------     ------------  ---------- -------------- ------------
Assets:
Land and Building on
 Operating Leases (net
 of depreciation).......   475,787,661    58,749,637 (A)  534,537,298         --           --             --
Net Investment in Direct
 Financing Leases.......   123,270,117           --       123,270,117         --           --             --
Mortgages and Notes
 Receivable.............    41,269,740           --        41,269,740         --           --     247,896,287
Other Investments.......    16,199,792           --        16,199,792         --           --       6,353,482
Investment In Joint
 Ventures...............     1,083,564           --         1,083,564         --           --             --
Cash and Cash
 Equivalents............    35,796,119   (25,093,119)(A)   10,703,000     591,712      552,415      4,896,688

Restricted
 Cash/Certificates of
 Deposit................     2,007,278           --         2,007,278         --           --         853,243
Receivables (net of
 allowances)/Due from
 Related Party..........       548,862           --           548,862   7,141,967    5,457,493      1,969,339
Accrued Rental Income...     5,007,334           --         5,007,334         --           --             --
Other Assets............     7,723,678           --         7,723,678     490,141      298,498      2,731,394
Goodwill................           --            --               --          --           --             --
                          ------------  ------------     ------------  ----------   ----------   ------------
 Total Assets...........  $708,694,145  $ 33,656,518     $742,350,663  $8,223,820   $6,308,406   $264,700,433
                          ============  ============     ============  ==========   ==========   ============
Liabilities and Equity:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $        --      $  3,464,190  $  576,531   $  304,375   $  1,613,959
Accrued Construction
 Costs
 Payable................    10,172,169           --        10,172,169         --           --             --
Distributions Payable...           --            --               --      119,808          --             --
Due to Related Parties..       148,629           --           148,629         --       563,724     31,310,681
Income Tax Payable......           --            --               --          --           --         271,741
Line of Credit/Notes
 Payable................    34,150,000    33,656,518 (A)   67,806,518     386,229          --     226,937,481
Deferred Income.........     2,052,530           --         2,052,530         --           --             --
Rents Paid in Advance...     1,340,636           --         1,340,636         --           --             --
Minority Interest.......       280,970           --           280,970         --           --             --
Common Stock............       373,483           --           373,483         --           --             --
Common Stock--Class A...           --            --               --        6,400        2,000            200
Common Stock--Class B...           --            --               --        3,600          724            501
Additional Paid-in-
 Capital................   670,005,177           --       670,005,177   4,617,047    5,303,503      3,937,095

Accumulated
 Distributions in Excess
 of Net Earnings........   (13,293,639)          --       (13,293,639)  2,514,205      134,080        628,775


Partners' Capital.......           --            --               --          --           --             --
                          ------------  ------------     ------------  ----------   ----------   ------------
 Total Liabilities and
  Equity................  $708,694,145  $ 33,656,518     $742,350,663  $8,223,820   $6,308,406   $264,700,433
                          ============  ============     ============  ==========   ==========   ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                                                                   Historical
                                  Combining                        CNL Income   Historical
                                  Pro Forma                         Fund IV,   CNLPro Forma         Adjusted
                                 Adjustments        Combined APF      Ltd.     Adjustments         Pro Forma
                                 ------------      --------------  ----------- ------------      --------------
Assets:
Land and Building on Operating
 Leases (net of depreciation)..           --          534,537,298   15,385,087    6,118,683 (B2)    556,041,068
Net Investment in Direct
 Financing
 Leases.......................            --          123,270,117    1,221,384    1,561,168 (B2)    126,052,669
Mortgages and Notes
 Receivable...................            --          289,166,027          --           --          289,166,027
Other Investments.............            --           22,553,274          --           --           22,553,274
Investment In Joint Ventures..            --            1,083,564    3,388,240    1,081,962 (B2)      5,553,766
Cash and Cash Equivalents.....     (8,795,214)(B1)      7,948,601      689,011   (1,907,786)(B2)      6,385,826
                                                                                   (344,000)(B2)
Restricted Cash/Certificates
 of
 Deposit......................            --            2,860,521          --           --            2,860,521
Receivables (net of
 allowances)/Due
 from Related Party...........       (148,629)(C)      14,969,032       36,107     (145,312)(E)      14,859,827
Accrued Rental Income.........            --            5,007,334      285,013     (285,013)(B2)      5,007,334
Other Assets..................     (2,792,876)(B1)      8,450,835       41,685      (41,685)(B2)      8,450,835
Goodwill......................     43,146,771 (B1)     43,146,771          --           --           43,146,771
                                 ------------      --------------  ----------- ------------      --------------
 Total Assets.................   $ 31,410,052      $1,052,993,374  $21,046,527 $  6,038,017      $1,080,077,918
                                 ============      ==============  =========== ============      ==============
Liabilities and Equity:
Accounts Payable and Accrued
 Liabilities..................   $        --       $    5,959,055  $    67,277 $        --       $    6,026,332
Accrued Construction Costs
 Payable......................            --           10,172,169          --           --           10,172,169
Distributions Payable.........            --              119,808      600,000          --              719,808
Due to Related Parties........       (148,629)(C)      31,874,405      145,312     (145,312)(E)      31,874,405
Income Tax Payable............       (271,741)(D)             --           --           --                  --
Line of Credit/Notes Payable..            --          295,130,228          --           --          295,130,228
Deferred Income...............            --            2,052,530          --           --            2,052,530
Rents Paid in Advance.........            --            1,340,636       81,105          --            1,421,741
Minority Interest.............            --              280,970          --           --              280,970
Common Stock..................         61,500 (B1)        434,983          --        13,168 (B2)        448,151
Common Stock--Class A.........         (8,600)(B1)            --           --           --                  --
Common Stock--Class B.........         (4,825)(B1)            --           --           --                  --
Additional Paid-in-Capital....    122,938,500 (B1)    792,943,677          --    26,322,994 (B2)    819,266,671
                                  (13,857,645)(B1)
Accumulated Distributions in
 Excess of Net Earnings.......     (3,277,060)(B1)    (87,315,087)         --           --          (87,315,087)
                                  (74,293,189)(B1)
                                      271,741 (D)
Partners' Capital.............            --                  --    20,152,833  (20,152,833)(B2)            --
                                 ------------      --------------  ----------- ------------      --------------
 Total Liabilities and
  Equity......................     31,410,052       1,052,993,374  $21,046,527 $  6,038,017      $1,080,077,918
                                 ============      ==============  =========== ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For The Quarter Ended March 31, 1999

                                        Property                                              Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  -----------    -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008   2,339,153(a)  $14,523,161  $      --     $      --    $      --
 Fees...................          --          --              --    2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763         --        2,214,763      47,213       129,362    5,233,919
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269         --        1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364         --          697,364         --            --       611,196
 Fees Paid to Related
  Parties...............          --          --              --       23,326       292,575          --
 Interest Expense.......          --          --              --       50,730           --     4,769,268
 State Taxes............      235,208         --          235,208         --            --           --
 Depreciation--Other....          --          --              --       39,581        26,238          --
 Depreciation--
  Property..............    1,548,813     349,465(a)    1,898,278         --            --           --
 Amortization...........        7,368         --            7,368         --            --           --
 Transaction Costs......      125,926         --          125,926         --            --           --
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271         --           17,271         --            --           --
 Provision For Loss on
  Properties............     (215,797)        --         (215,797)        --            --           --
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..          --          --              --      127,496        48,017       73,166
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========  ==========     ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........       50.03x         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401         n/a      37,347,401         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464         n/a      37,348,464         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in
  Notes Receivable......
Adjusted Pro Forma
 Distributions
 Declared:..............
Pro Forma Wtd. Avg.
 Dollars
 Outstanding............
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For The Quarter Ended March 31, 1999


                                        Combining                        Historical
                                        Pro Forma           Combined     CNL Income    Pro Forma            Adjusted
                                       Adjustments             APF      Fund IV, Ltd. Adjustments          Pro Forma
                                       -----------         -----------  ------------- -----------         ------------
Revenues:
 Rental and Earned Income............          --          $14,523,161    $535,902         5,072 (j)      $ 15,064,135
 Fees................................   (2,450,663)(b),(c)   1,256,304         --        (14,530)(k)         1,241,774
 Interest and Other Income...........       62,068 (d)       7,687,325       9,918           --              7,697,243
                                       -----------         -----------    --------    ----------          ------------
 Total Revenue.......................  $(2,388,595)        $23,466,790    $545,820    $   (9,458)         $ 24,003,152
Expenses:
 General and Administrative
  Expenses...........................     (377,734)(e)       4,669,012      55,717       (31,892)(l),(m)     4,692,837
 Management and Advisory Fees........   (1,308,560)(f)             --          --            --  (n)               --
 Fees Paid to Related Parties........     (292,786)(g)          23,115         --            --                 23,115
 Interest Expense....................          --            4,819,998         --            --              4,819,998
 State Taxes.........................          --              235,208      15,395         5,441 (o)           256,044
 Depreciation--Other.................          --               65,819         --            --                 65,819
 Depreciation--Property..............          --            1,898,278     101,372        51,346 (p)         2,050,996
 Amortization........................      539,335 (h)         546,703       1,159           --                547,862
 Transaction Costs...................          --              125,926      33,018           --                158,944
                                       -----------         -----------    --------    ----------          ------------
 Total Expenses......................   (1,439,745)         12,384,059     206,661        24,895            12,615,615
Operating Earnings (Losses) Before
 Equity in Earnings of Joint
 Ventures/Minority Interests, Gain on
 Sale of Properties, and Provision
 for Losses on Properties ...........  $  (948,850)        $11,082,731    $339,159    $  (34,353)         $ 11,387,537
 Equity Earnings of Joint Ventures/
  Minority Interest..................          --               17,271      73,674        (9,784)(q)            81,161
 Provision For Loss on Properties....          --             (215,797)        --            --               (215,797)
                                       -----------         -----------    --------    ----------          ------------
Net Earnings (Losses) Before Benefit/
 (Provision) for Federal Income
 Taxes...............................     (948,850)         10,884,205     412,833       (44,137)           11,252,901
 Benefit/(Provision) for Federal
  Income Taxes.......................     (248,679)(i)             --          --            --                    --
                                       -----------         -----------    --------    ----------          ------------
Net Earnings (Losses)................  $(1,197,529)        $10,884,205    $412,833    $  (44,137)         $ 11,252,901
                                       ===========         ===========    ========    ==========          ============
Earnings Per Share/Unit..............  $       n/a         $       n/a    $   6.88    $      n/a          $       0.25
                                       ===========         ===========    ========    ==========          ============
Book Value Per Share/Unit............  $       n/a         $       n/a    $ 335.88    $      n/a          $      16.34
                                       ===========         ===========    ========    ==========          ============
Dividends Per Share/Unit.............  $       n/a         $       n/a    $  10.00    $      n/a          $        n/a
                                       ===========         ===========    ========    ==========          ============
Ratio of Earnings to Fixed Charges...          n/a                 n/a         n/a           n/a                 3.20x
                                       ===========         ===========    ========    ==========          ============
Wtd. Avg. Units Outstanding..........          n/a                 n/a      60,000           n/a                   n/a
                                       ===========         ===========    ========    ==========          ============
Wtd. Avg. Shares Outstanding.........    6,150,000          43,497,401         n/a     1,316,808            44,814,209 (r)
                                       ===========         ===========    ========    ==========          ============
Shares Outstanding...................    6,150,000          43,498,464         n/a     1,316,808            44,815,272
                                       ===========         ===========    ========    ==========          ============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from Operations from
  Statement of Cash Flows............                                                                     $(23,123,136)
 Addback Pro Forma Investments in
  Notes Receivable...................                                                                       42,571,895
                                                                                                          ------------
Adjusted Pro Forma Distributions
 Declared:...........................                                                                     $ 19,448,759 (s)
                                                                                                          ============
Pro Forma Wtd. Avg. Dollars
 Outstanding.........................                                                                     $896,284,182 (t)
                                                                                                          ============
Pro Forma Cash Distributions Declared
 per $10,000 Investment..............                                                                     $        217 (u)
                                                                                                          ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                               Historical
                                       Acquisition                              Historical CNL     CNL
                          Historical    Pro Forma                  Historical     Financial     Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  -----------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a) $55,049,526  $       --     $      --    $       --
 Fees...................          --           --             --    28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376          --       9,057,376      145,016       574,078    22,238,311
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481          --       2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004          --       1,851,004          --            --      2,807,430
 Fees to Related
  Parties...............          --           --             --     1,247,278     1,773,406           --
 Interest Expense.......          --           --             --       148,415           --     21,350,174
 State Taxes............      548,320          --         548,320       19,126           --            --
 Depreciation--Other....          --           --             --       119,923        79,234           --
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658          --            --            --
 Amortization...........       11,808          --          11,808       57,077           --         95,116
 Transaction Costs......      157,054          --         157,054          --            --            --
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties ............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)         --         (14,138)         --            --            --
 Gain on Sale of
  Properties............          --           --             --           --            --            --
 Gain on
  Securitization........          --           --             --           --            --      3,694,351
 Provision For Loss on
  Properties............     (611,534)         --        (611,534)         --            --            --
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..          --           --             --    (6,957,472)      305,641      (246,603)
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========    ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........        79.97x         n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,564,723     34,212,942          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                         Historical
                           Pro Forma            Combined     CNL Income    Pro Forma           Adjusted
                          Adjustments              APF      Fund IV, Ltd. Adjustments          Pro Forma
                          ------------         -----------  ------------- -----------        -------------
Revenues:
 Rental and Earned
  Income................           --          $55,049,526   $2,314,890       20,286 (j)     $  57,384,702
 Fees...................   (32,715,768)(b),(c)   3,226,263          --       (31,155)(k)         3,195,108
 Interest and Other
  Income................       207,144 (d)      32,221,925       60,950          --             32,282,875
                          ------------         -----------   ----------    ---------         -------------
 Total Revenue..........  $(32,508,624)        $90,497,714   $2,375,840    $ (10,869)        $  92,862,685
Expenses:
 General and
  Administrative........    (4,241,719)(e)      15,939,556      227,263      (71,599)(l),(m)    16,095,220
 Management and Advisory
  Fees..................    (4,658,434)(f)             --           --           --  (n)               --
 Fees to Related
  Parties...............    (2,161,897)(g)         858,787          --           --                858,787
 Interest Expense.......           --           21,498,589          --           --             21,498,589
 State Taxes............           --              567,446       15,747        8,202 (o)           591,395
 Depreciation--Other....           --              199,157          --           --                199,157
 Depreciation--
  Property..............      (340,898)(r)       6,590,760      425,483      205,385 (p)         7,221,628
 Amortization...........     2,157,339 (h)       2,321,340        3,492          --              2,324,832
 Transaction Costs......           --              157,054       18,286          --                175,340
                          ------------         -----------   ----------    ---------         -------------
 Total Expenses.........    (9,245,609)         48,132,689      690,271      141,988            48,964,948
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $(23,263,015)        $42,365,025   $1,685,569    $(152,857)        $  43,897,737
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............           --              (14,138)     (90,144)     (39,137)(q)          (143,419)
 Gain on Sale of
  Properties............           --                  --       226,024          --                226,024
 Gain on
  Securitization........           --            3,694,351          --           --              3,694,351
 Provision For Loss on
  Properties............           --             (611,534)         --           --               (611,534)
                          ------------         -----------   ----------    ---------         -------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   (23,263,015)         45,433,704    1,821,449     (191,994)           47,063,159
 Benefit/(Provision) for
  Federal Income Taxes..     6,898,434 (i)             --           --           --                    --
                          ------------         -----------   ----------    ---------         -------------
Net Earnings (Losses)...  $(16,364,581)        $45,433,704   $1,821,449    $(191,994)        $  47,063,159
                          ============         ===========   ==========    =========         =============
Earnings Per
 Share/Unit.............  $        n/a         $       n/a   $    30.36    $     n/a         $        1.13
                          ============         ===========   ==========    =========         =============
Book Value Per
 Share/Unit.............  $        n/a         $       n/a   $   339.00    $     n/a         $       16.39
                          ============         ===========   ==========    =========         =============
Dividends Per
 Share/Unit.............  $        n/a         $       n/a   $    60.56    $     n/a         $         n/a
                          ============         ===========   ==========    =========         =============
Ratio of Earnings to
 Fixed Charges..........           n/a                 n/a          n/a          n/a                  3.15x
                          ============         ===========   ==========    =========         =============
Wtd. Avg. Units
 Outstanding............           n/a                 n/a       60,000          n/a                   n/a
                          ============         ===========   ==========    =========         =============
Wtd. Avg. Shares
 Outstanding............     6,150,000          40,362,942          n/a    1,316,808            41,679,750 (s)
                          ============         ===========   ==========    =========         =============
Shares Outstanding......     6,150,000          43,522,684          n/a    1,316,808            44,839,492
                          ============         ===========   ==========    =========         =============
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............                                                                     $  57,837,218
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......                                                                      (265,871,668)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                       288,590,674
                                                                                             -------------
Adjusted Pro Forma
 Distributions Declared:                                                                     $  80,556,224 (t)
                                                                                             =============
Pro Forma Wtd. Avg.
 Dollars
 Outstanding............                                                                     $ 833,595,003 (u)
                                                                                             =============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                     $         966 (v)
                                                                                             =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                     Historical    Historical
                                         Acquisition                                       CNL           CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $   (129,428)
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581          --              --
 Amortization expense...          7,368           --              7,368          --        26,238         424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763           --              7,763          --           --              --
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234           --             23,234          --           --              --
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797           --            215,797          --           --          (73,166)
 Decrease (increase) in
  other receivables.....        (82,660)          --            (82,660)    (377,933)    (242,251)         (6,771)
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            --            --                --           --           --         (449,580)
 Investment in notes
  receivable............            --            --                --           --           --      (42,571,895)
 Collections on notes
  receivable............            --            --                --           --           --        6,417,907
 Increase in restricted
  cash..................            --            --                --           --           --         (402,461)
 Decrease in due from
  related party.........            --            --                --           --           --           55,382
 Decrease (increase) in
  prepaid expenses......         27,548           --             27,548          --         1,811             --
 Decrease in net
  investment in direct
  financing leases......        787,375           --            787,375          --           --              --
 Increase in accrued
  rental income.........     (1,047,421)          --         (1,047,421)         --           --              --
 Decrease (increase) in
  intangibles and other
  assets................            --            --                --       (30,554)         --            7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277           --            306,277     (840,058)    (130,506)       (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  Issuance costs paid on
  behalf of the entity..         71,853           --             71,853       25,550          --              --
 Decrease in accrued
  interest..............            --            --                --           --           --         (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365           --            386,365          --           --              --
 Increase (decrease) in
  deferred rental
  income................        862,647           --            862,647          --           --              --
                          -------------  ------------     -------------  -----------    ---------    ------------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)    (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)    (37,194,230)
Cash Flows from
 Investing Activities:
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)            --
 Investment in direct
  financing leases......    (29,608,346)          --        (29,608,346)         --           --              --
 Investment in joint
  venture...............       (117,662)          --           (117,662)         --           --              --
 Acquisition of
  businesses............

 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            --            --                --           --           --          134,981
 Investment in mortgage
  notes receivable......     (1,388,463)          --         (1,388,463)         --           --              --
 Collections on mortgage
  note receivable.......         75,010           --             75,010          --           --              --
 Investment in notes
  receivable............     (1,087,483)          --         (1,087,483)         --           --              --
 Collection on notes
  receivable............        239,596           --            239,596          --           --              --
 Decrease in restricted
  cash..................            --            --                --           --           --              --
 Other..................            --            --                --           --           --              --
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)        134,981
Cash Flows from
 Financing Activities:
Subscriptions received
 from stockholders......        210,735           --            210,735    1,288,673       20,572             --
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...     (1,142,237)          --         (1,142,237)         --           --              --
Payment of stock
 issuance costs.........       (722,001)          --           (722,001)         --           --              --
Proceeds from borrowing
 on line of credit/notes
 payable................     36,587,245    33,656,518 (e)    70,243,763          --           --       49,730,934
Payment on line of
 credit/notes payable...    (12,580,289)          --        (12,580,289)         --        (2,385)    (10,291,473)
Distributions to holders
 of minority interest...         (8,610)          --             (8,610)         --           --              --
Distributions to limited
 partners...............            --            --                --           --           --              --
Distributions to
 stockholders...........    (14,237,405)          --        (14,237,405)         --           --              --
Other...................       (200,234)          --           (200,234)         --           --           (9,602)
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722    1,288,673       18,187      39,429,859
Net increase (decrease)
 in cash................    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)      2,370,610
Cash at beginning of
 year...................    123,199,837           --        123,199,837      713,308      962,573       2,526,078
                          -------------  ------------     -------------  -----------    ---------    ------------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $  4,896,688
                          =============  ============     =============  ===========    =========    ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining                       Historical
                           Pro Forma        Combined       CNL Income    Pro Forma        Adjusted
                          Adjustments          APF       Funds IV, Ltd. Adjustments       Pro Forma
                          -----------     -------------  -------------- -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,197,529)(a) $  10,884,205    $ 412,833    $   (44,137)(a) $  11,252,901
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........          --          1,937,859      101,372         51,346 (b)     2,090,577
 Amortization expense...      539,335 (c)       997,638        1,159            --            998,797
 Minority interest in
  income of consolidated
  joint venture.........          --              7,763          --             --              7,763
 Equity in earnings of
  joint ventures, net of
  distributions.........          --             23,234        7,866          9,784 (d)        40,884
 Provision for loss on
  land, buildings, and
  direct financing
  leases................          --            142,631          --             --            142,631
 Decrease (increase) in
  other receivables.....          --           (709,615)      (7,755)           --           (717,370)
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............          --           (449,580)         --             --           (449,580)
 Investment in notes
  receivable............          --        (42,571,895)         --             --        (42,571,895)
 Collections on notes
  receivable............          --          6,417,907          --             --          6,417,907
 Increase in restricted
  cash..................          --           (402,461)         --             --           (402,461)
 Decrease in due from
  related party.........          --             55,382          --             --             55,382
 Decrease (increase) in
  prepaid expenses......          --             29,359          686            --             30,045
 Decrease in net
  investment in direct
  financing leases......          --            787,375       10,098            --            797,473
 Increase in accrued
  rental income.........          --         (1,047,421)      (5,289)           --         (1,052,710)
 Decrease (increase) in
  intangibles and other
  assets................          --            (22,612)         --             --            (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....          --           (768,267)      26,042            --           (742,225)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  Issuance costs paid on
  behalf of the entity..          --             97,403       (3,666)           --             93,737
 Decrease in accrued
  interest..............          --           (362,877)         --             --           (362,877)
 Increase in rents paid
  in advance and
  deposits..............          --            386,365       21,485            --            407,850
 Increase (decrease) in
  deferred rental
  income................          --            862,647          --             --            862,647
                          -----------     -------------    ---------    -----------     -------------
 Total adjustments......      539,335       (34,589,165)     151,998         61,130       (34,376,037)
                          -----------     -------------    ---------    -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)     564,831         16,993       (23,123,136)
Cash Flows from
 Investing Activities:
 Additions to land and
  buildings on operating
  leases................          --       (135,820,136)         --             --       (135,820,136)
 Investment in direct
  financing leases......          --        (29,608,346)         --             --        (29,608,346)
 Investment in joint
  venture...............          --           (117,662)    (533,200)           --           (650,862)
 Acquisition of
  businesses............   (8,795,214)(f)    (8,795,214)                 (1,907,786)(g)   (11,047,000)
                                                                           (344,000)(g)
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....          --            134,981          --             --            134,981
 Investment in mortgage
  notes receivable......          --         (1,388,463)         --             --         (1,388,463)
 Collections on mortgage
  note receivable.......          --             75,010          --             --             75,010
 Investment in notes
  receivable............          --         (1,087,483)         --             --         (1,087,483)
 Collection on notes
  receivable............          --            239,596          --             --            239,596
 Decrease in restricted
  cash..................          --                --       533,598            --            533,598
 Other..................          --                --       (15,600)           --            (15,600)
                          -----------     -------------    ---------    -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (8,795,214)     (176,367,717)     (15,202)    (2,251,786)     (178,634,705)
Cash Flows from
 Financing Activities:
Subscriptions received
 from
 stockholders...........          --          1,519,980          --             --          1,519,980
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...          --         (1,142,237)         --             --         (1,142,237)
Payment of stock
 issuance costs.........          --           (722,001)         --             --           (722,001)
Proceeds from borrowing
 on line of credit/notes
 payable................          --        119,974,697          --             --        119,974,697
Payment on line of
 credit/notes payable...          --        (22,874,147)         --             --        (22,874,147)
Distributions to holders
 of minority interest...          --             (8,610)         --             --             (8,610)
Distributions to limited
 partners...............          --                  0     (600,000)           --           (600,000)
Distributions to
 stockholders...........          --        (14,237,405)         --             --        (14,237,405)
Other...................          --           (209,836)         --             --           (209,836)
                          -----------     -------------    ---------    -----------     -------------
 Net cash provided by
  (used in) financing
  activities............          --         82,300,441     (600,000)           --         81,700,441
Net increase (decrease)
 in cash................   (9,453,408)     (117,772,236)     (50,371)    (2,234,793)     (120,057,400)
Cash at beginning of
 year...................          --        127,401,796      739,382            --        128,141,178
                          -----------     -------------    ---------    -----------     -------------
Cash at end of year.....  $(9,453,408)    $   9,629,560    $ 689,011    $(2,234,793)    $   8,083,778
                          ===========     =============    =========    ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                                         Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  32,152,408  $ 19,030,497(a)  $  51,182,905  $10,656,379    $(468,133)   $     427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368(b)      6,931,658      119,923       79,234              --
 Amortization expense...         11,808           --             11,808       56,003          --         2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156           --             30,156          --           --               --
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)          --            (15,440)         --           --               --
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................            --            --                --           --           --               --
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534           --            611,534          --           --           398,042
 Gain on
  securitization........            --            --                --           --           --        (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......            --            --                --           --           --       265,871,668
 Decrease (increase) in
  other receivables.....        899,572           --            899,572   (3,896,090)         --           453,105
 Increase in accrued
  interest income
  included in notes
  receivable............            --                              --           --           --          (170,492)
 Investment in notes
  receivable............            --            --                --           --           --      (288,590,674)
 Collections on notes
  receivable............            --            --                --           --           --        23,539,641
 Decrease in restricted
  cash..................            --            --                --           --           --         2,504,091
 Decrease (increase) in
  due from related
  party.................            --            --                --           --        89,839       (1,043,527)
 Increase in prepaid
  expenses..............            --            --                --           --         7,246              --
 Decrease in net
  investment in direct
  financing leases......      1,971,634           --          1,971,634          --           --               --
 Increase in accrued
  rental income.........     (2,187,652)          --         (2,187,652)         --           --               --
 Increase in intangibles
  and other assets......        (29,477)          --            (29,477)     (44,716)     (20,635)         (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972           --            467,972      156,317      325,898         (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255           --             31,255          --      (164,619)             --
 Increase in accrued
  interest..............            --            --                --           --           --           (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843           --            436,843          --           --               --
 Decrease in deferred
  rental income.........        693,372           --            693,372          --           --               --
                          -------------  ------------     -------------  -----------    ---------    -------------
 Total adjustments......      6,963,867     2,889,368         9,853,235   (3,608,563)     316,963        1,610,591
                          -------------  ------------     -------------  -----------    ---------    -------------
 Net cash provided by
  (used in) operating
  activities............     39,116,275    21,919,865        61,036,140    7,047,816     (151,170)       2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941           --          2,385,941          --           --               --
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)    (236,372)             --
 Investment in direct
  financing leases......    (47,115,435)          --        (47,115,435)         --           --               --
 Investment in joint
  venture...............       (974,696)          --           (974,696)         --           --               --
 Acquisition of
  businesses............

 Purchase of other
  investments...........    (16,083,055)          --        (16,083,055)         --           --               --
 Net loss in market
  value from investments
  in trading
  securities............            --            --                --           --           --           295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            --            --                --           --           --           212,821
 Investment in mortgage
  notes receivable......     (2,886,648)          --         (2,886,648)         --           --               --
 Collections on mortgage
  note receivable.......        291,990           --            291,990          --           --               --
 Investment in equipment
  notes receivable......     (7,837,750)          --         (7,837,750)         --           --               --
 Collections on
  equipment notes
  receivable............      1,263,633           --          1,263,633    1,783,240          --               --
 Decrease in restricted
  cash..................            --            --                --           --           --               --
 Increase in intangibles
  and other assets......     (6,281,069)          --         (6,281,069)         --           --               --
 Other..................            --            --                --       200,000          --               --
                          -------------  ------------     -------------  -----------    ---------    -------------
 Net cash provided
  by(used in) investing
  activities............   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569     (236,372)         508,335
Cash Flows from
 Financing Activities:
Subscriptions received
 from stockholders......    385,523,966           --        385,523,966      966,115       51,830           50,100
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...     (4,574,925)          --         (4,574,925)         --           --               --
Payment of stock
 issuance costs.........    (34,579,650)          --        (34,579,650)         --           --               --
Proceeds from borrowing
 on line of credit/notes
 payable................      7,692,040    33,656,518 (e)    41,348,558      198,296          --       413,555,624
Payment on line of
 credit/notes payable...         (8,039)          --             (8,039)         --           --      (411,805,787)
Retirement of shares of
 common stock...........       (639,528)          --           (639,528)         --           --               --
Distributions to holders
 of minority interest...        (34,073)          --            (34,073)         --           --               --
Distributions to limited
 partners...............            --            --                --           --           --               --
Distributions to
 stockholders...........    (39,449,149)          --        (39,449,149)  (9,364,488)         --               --
Other...................        (95,101)          --            (95,101)         --            24       (2,500,011)
                          -------------  ------------     -------------  -----------    ---------    -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    33,656,518       347,492,059   (8,200,077)      51,854         (700,074)
Net increase (decrease)
 in cash................     75,613,060    (3,173,254)       72,439,806      449,308     (335,688)       1,845,986
Cash at beginning of
 year...................     47,586,777           --         47,586,777      264,000    1,298,261          680,092
                          -------------  ------------     -------------  -----------    ---------    -------------
Cash at end of year.....  $ 123,199,837  $ (3,173,254)    $ 120,026,583  $   713,308    $ 962,573    $   2,526,078
                          =============  ============     =============  ===========    =========    =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                       Historical
                           Pro Forma         Combined      CNL Income    Pro Forma        Adjusted
                          Adjustments           APF       Fund IV, Ltd. Adjustments       Pro Forma
                          ------------     -------------  ------------- -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(16,364,581)(a) $  45,433,704   $1,821,449   $  (191,994)(a) $  47,063,159
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      (340,898)(b)     6,789,917      425,481       205,385 (b)     7,420,783
 Amortization expense...     2,157,339 (c)     4,471,423        3,494           --          4,474,917
 Minority interest in
  income of consolidated
  joint venture.........           --             30,156          --            --             30,156
 Equity in earnings of
  joint ventures, net of
  distributions.........           --            (15,440)     338,504        39,137 (d)       362,201
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................           --                --      (226,024)          --           (226,024)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........           --          1,009,576          --            --          1,009,576
 Gain on
  securitization........           --         (3,356,538)         --            --         (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......           --        265,871,668          --            --        265,871,668
 Decrease (increase) in
  other receivables.....           --         (2,543,413)       8,607           --         (2,534,806)
 Increase in accrued
  interest income
  included in notes
  receivable............           --           (170,492)         --            --           (170,492)
 Investment in notes
  receivable............           --       (288,590,674)         --            --       (288,590,674)
 Collections on notes
  receivable............           --         23,539,641          --            --         23,539,641
 Decrease in restricted
  cash..................           --          2,504,091          --            --          2,504,091
 Decrease (increase) in
  due from related
  party.................           --           (953,688)         --            --           (953,688)
 Increase in prepaid
  expenses..............           --              7,246        1,279           --              8,525
 Decrease in net
  investment in direct
  financing leases......           --          1,971,634       37,907           --          2,009,541
 Increase in accrued
  rental income.........           --         (2,187,652)     (40,515)          --         (2,228,167)
 Increase in intangibles
  and other assets......           --           (154,351)         --            --           (154,351)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....           --            846,680      (26,960)          --            819,720
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..           --           (133,364)       9,461           --           (123,903)
 Increase in accrued
  interest..............           --            (77,968)         --            --            (77,968)
 Increase in rents paid
  in advance and
  deposits..............           --            436,843        9,637           --            446,480
 Decrease in deferred
  rental income.........           --            693,372          --            --            693,372
                          ------------     -------------   ----------   -----------     -------------
 Total adjustments......     1,816,441         9,988,666      540,871       244,522        10,774,060
                          ------------     -------------   ----------   -----------     -------------
 Net cash provided by
  (used in)
  operating activities..   (14,548,140)       55,422,371    2,362,320        52,528        57,837,219
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............           --          2,385,941    2,526,354           --          4,912,295
 Additions to land and
  buildings on operating
  leases................           --       (259,469,347)    (275,000)          --       (259,744,347)
 Investment in direct
  financing leases......           --        (47,115,435)         --            --        (47,115,435)
 Investment in joint
  venture...............           --           (974,696)    (493,398)          --         (1,468,094)
 Acquisition of
  businesses............    (8,795,214)(f)    (8,795,214)         --     (1,907,786)(g)   (11,047,000)
                                                                           (344,000)(g)
 Purchase of other
  investments...........           --        (16,083,055)         --            --        (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............           --            295,514          --            --            295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....           --            212,821          --            --            212,821
 Investment in mortgage
  notes receivable......           --         (2,886,648)         --            --         (2,886,648)
 Collections on mortgage
  note receivable.......           --            291,990          --            --            291,990
 Investment in equipment
  notes receivable......                      (7,837,750)         --            --         (7,837,750)
 Collections on
  equipment notes
  receivable............           --          3,046,873          --            --          3,046,873
 Decrease in restricted
  cash..................           --                  0     (533,598)          --           (533,598)
 Increase in intangibles
  and other assets......           --         (6,281,069)         --            --         (6,281,069)
 Other..................           --            200,000          --            --            200,000
                          ------------     -------------   ----------   -----------     -------------
 Net cash provided by
  (used in) investing
  activities............    (8,795,214)     (343,010,075)   1,224,358    (2,251,786)     (344,037,503)
Cash Flows from
 Financing Activities:
Subscriptions received
 from stockholders......           --        386,592,011          --            --        386,592,011
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...           --         (4,574,925)         --            --         (4,574,925)
Payment of stock
 issuance costs.........           --        (34,579,650)         --            --        (34,579,650)
Proceeds from borrowing
 on line of credit/notes
 payable................           --        455,102,478          --            --        455,102,478
Payment on line of
 credit/notes payable...           --       (411,813,826)         --            --       (411,813,826)
Retirement of shares of
 common stock...........           --           (639,528)         --            --           (639,528)
Distributions to holders
 of minority interest...           --            (34,073)         --            --            (34,073)
Distributions to limited
 partners...............           --                --    (3,723,748)          --         (3,723,748)
Distributions to
 stockholders...........           --        (48,813,637)         --            --        (48,813,637)
Other...................           --         (2,595,088)         --            --         (2,595,088)
                          ------------     -------------   ----------   -----------     -------------
 Net cash provided by
  (used in) financing
  activities............           --        338,643,762   (3,723,748)          --        334,920,014
Net increase (decrease)
 in cash................   (23,343,354)       51,056,058     (137,070)   (2,199,258)       48,719,730
Cash at beginning of
 year...................           --         49,829,130      876,452           --         50,705,582
                          ------------     -------------   ----------   -----------     -------------
Cash at end of year.....  $(23,343,354)    $ 100,885,188   $  739,382   $(2,199,258)    $  99,425,312
                          ============     =============   ==========   ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                      PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

     (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

     (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                            CNL
                                         Financial
                                         Services
                              Advisor      Group     Income Fund     Total
                            ----------- -----------  -----------  ------------
   Shares Offered..........   3,800,000   2,350,000  1,316,808.1   7,466,808.1
   Exchange Value.......... $        20 $        20  $        20  $         20
   Share Consideration..... $76,000,000 $47,000,000  $26,336,162  $149,336,162
   Cash Consideration......         --          --       344,000       344,000
   APF Transaction Costs...   5,434,441   3,360,773    1,907,786    10,703,000
                            ----------- -----------  -----------  ------------
       Total Purchase
        Price.............. $81,434,441 $50,360,773  $28,587,948  $160,383,162
                            =========== ===========  ===========  ============
   Allocation of Purchase
    Price:
   Net Assets -
    Historical............. $ 7,141,252 $10,006,878  $20,152,833  $ 37,300,963
   Purchase Price
    Adjustments:
     Land and buildings on
      operating leases.....                            6,118,683     6,118,683
     Net investment in
      direct financing
      leases...............                            1,561,168     1,561,168
     Investment in joint
      ventures.............                            1,081,962     1,081,962
     Accrued rental
      income...............                             (285,013)     (285,013)
     Intangibles and other
      assets...............              (2,792,876)     (41,685)   (2,834,561)
     Goodwill*.............              43,146,771          --     43,146,771
     Excess purchase
      price................  74,293,189         --           --     74,293,189
                            ----------- -----------  -----------  ------------
       Total Allocation.... $81,434,441 $50,360,773  $28,587,948  $160,383,162
                            =========== ===========  ===========  ============

--------

  * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

     The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,293,189 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of $43,146,771 relating to the

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1.Common Stock
      (CFA, CFS,
      CFC)--Class A..        8,600
       Common Stock
        (CFA, CFS,
        CFC)--Class
        B............        4,825
       APIC (CFA,
        CFS, CFC)....   13,857,645
       Retained
        Earnings.....    3,277,060
       Accumulated
        distributions
        in excess of
        earnings.....   74,293,189
       Goodwill for
        CFC
        (Intangibles
        and other
        assets)......   43,146,771
        CFC/CFS Org
         Costs/Other
         Assets......                2,792,876
        Cash to pay
         APF
         transaction
         costs.......                8,795,214
        APF Common
         Stock.......                   61,500
        APF APIC.....              122,938,500
       (To record
        acquisition
        of CFA, CFS
        and CFC)
     2.Partners
      Capital........   20,152,833
       Land and
        buildings on
        operating
        leases.......    6,118,683
       Net investment
        in direct
        financing
        leases.......    1,561,168
       Investment in
        joint
        ventures.....    1,081,962
        Accrued
         rental
         income......                  285,013
        Intangibles
         and other
         assets......                   41,685
        Cash to pay
         APF
         Transaction
         costs.......                1,907,786
        Cash
         consideration
         to Income
         Funds.......                  344,000
        APF Common
         Stock.......                   13,168
        APF APIC.....               26,322,994
       (To record
        acquisition
        of Income
        Fund)

     (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

     (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

     (E) Represents the elimination by the Income Fund of $145,312 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates........................... $  (292,575)
       Secured equipment lease fees...............................     (26,127)
       Advisory fees..............................................     (63,393)
       Reimbursement of administrative costs......................    (182,125)
       Acquisition fees...........................................      (9,483)
       Underwriting fees..........................................        (211)
       Administrative, executive and guarantee fees...............    (290,036)
       Servicing fees.............................................    (257,767)
       Development fees...........................................     (14,678)
       Management fees............................................    (697,364)
                                                                   -----------
         Total.................................................... $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income.................................................. $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs............................. $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $  (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4):

       Amortization of goodwill....................................... $539,335

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $5,072 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $     --
       Reimbursement of administrative costs.........................  (14,530)
                                                                      --------
                                                                      $(14,530)
                                                                      ========

    (l) Represents the elimination of $14,530 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $17,362 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $5,441 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $51,346 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $9,784 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

       approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the exchange value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates.......................... $ (1,773,406)
       Secured equipment lease fees..............................      (54,998)
       Advisory fees.............................................     (305,030)
       Reimbursement of administrative costs.....................     (408,762)
       Acquisition fees..........................................  (21,794,386)
       Underwriting fees.........................................     (388,491)
       Administrative, executive and guarantee fees..............   (1,233,043)
       Servicing fees............................................   (1,570,331)
       Development fees..........................................     (229,153)
       Management fees...........................................   (1,851,004)
                                                                  ------------
         Total................................................... $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income................................................. $207,144

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs........................... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $(1,851,004)
       Administrative executive and guarantee fees................  (1,233,043)
       Servicing fees.............................................  (1,269,357)
       Advisory fees..............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill..................................... $2,157,339

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $20,286 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $     --
       Reimbursement of administrative costs.........................  (31,155)
                                                                      --------
                                                                      $(31,155)
                                                                      ========

    (l) Represents the elimination of $31,155 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $40,444 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $8,202 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (p) Represents an increase in depreciation expense of $205,385 as a result of adjusting the historical basis of the real estate owned indirectly by the Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $39,137 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the exchange value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Concluded)

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

 Non-Cash Investing Activities:

   On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

 Non Cash Investing Activities:

   On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund IV, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund IV, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                 Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund IV, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

   1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

   1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

     "(B) Notes in accordance with Section 4.4 below."

   1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

     "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

   1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

   1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

   1.6 The following subsection shall be added to Section 10.2

     "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

   1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

   1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

   2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

   2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.


                                          By:    /s/ James M. Seneff, Jr.
                                              ----------------------------
                                                 James M. Seneff, Jr.
                                             Its: Chairman and Chief Executive
                                                       Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By:    /s/ Robert A. Bourne
                                              ----------------------------
                                                   Robert A. Bourne
                                                    Its: President

                                          CNL APF GP Corp.

                                          By:    /s/ Robert A. Bourne
                                              ----------------------------
                                                   Robert A. Bourne
                                                    Its: President

                                          CNL INCOME FUND IV, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By:    /s/ James M. Seneff, Jr.
                                              ----------------------------
                                                 James M. Seneff, Jr.
                                             Its: Chief Executive Officer

                                          CNL REALTY CORPORATION


                                          By:    /s/ James M. Seneff, Jr.
                                             -------------------------------
                                                 James M. Seneff, Jr.
                                             Its: Chief Executive Officer

                                                 /s/ Robert A. Bourne
                                             -------------------------------
                                               Robert A. Bourne, as General
                                                       Partner

                                               /s/ James M. Seneff, Jr.
                                             -------------------------------
                                             James M. Seneff, Jr., as General
                                                       Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund IV, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 2,668,016 fully paid and nonassessable APF Common Shares (1,334,008 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $24,307,286, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 58,331,984 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 60,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $2,668,016 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $266,802 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND IV, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED      , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED      , 1999
                          FOR CNL INCOME FUND V, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund V, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   Unless otherwise indicated, APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business Income Funds, is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,024,516 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

There are a number of material risks and considerations that you should consider, including:

  . We are uncertain as to the value at which APF Shares will trade following listing.

  . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

  . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

  .  As stated below, the Acquisition is a taxable transaction.

  .  The Acquisition involves a fundamental change in your investment.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the Special Meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due      ,
2004 in an amount equal to 97% of your portion of the APF Share consideration based on the exchange value, that would otherwise have been paid to your Income Fund, Please note that you may only receive the notes if you vote "Against" the Acquisition, and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your Units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $230. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 1,024,516 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $920, $920 and $1,535, respectively, in distributions, per $10,000 investment to you. The amount distributed to you in 1998 included a special distribution of net sales proceeds of $735 per $10,000 investment. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Funds. As Board members of APF, Messrs. Seneff and Bourne have an interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. While we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 536 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur of substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares (or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.03%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.77x and its ratio of debt-to-total assets would have been 27.49%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.


APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect of APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions (which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors), which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans. For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund has elected to receive the notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions                                                        Estimated Value
 Investments   of Net Sales   Number of   Estimated                                  of APF Shares
  Less any     Proceeds per      APF     Value of APF              Estimated Value    per Average
Distributions     $10,000      Shares       Shares     Estimated    of APF Shares   $10,000 Original
of Net Sales     Original    Offered to   Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1) Income Fund Income Fund   Expenses       Expenses         Investment
-------------  ------------- ----------- ------------ ----------- ----------------- ----------------
$22,258,682       $8,903      1,024,516  $20,490,320   $240,000      $20,250,320         $8,100

--------

(1) The original Limited Partner investment was $25,000,000. These columns reflect, as of March 31, 1999, an adjustment to the Limited Partners' original investments based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed).



   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                            EXPENSES OF ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees(1)...................................................... $ 11,711
   Appraisals and Valuation(2)........................................    4,290
   Fairness Opinions(3)...............................................   30,000
   Solicitation Fees(4)...............................................   13,583
   Printing and Mailing(5)............................................   67,755
   Accounting and Other Fees(6).......................................   25,540
                                                                       --------
     Subtotal......................................................... $152,879

                           Closing Transaction Costs

   Title, Transfer Tax and Recording Fees(7).......................... $ 42,525
   Legal Closing Fees(8)..............................................   21,005
   Partnership Liquidation Costs(9)...................................   23,591
                                                                       --------
     Subtotal.........................................................   87,121
                                                                       --------
   Total.............................................................. $240,000
                                                                       ========

  --------

  (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

  (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

  (3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

  (4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

  (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

  (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

  (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

  (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

  (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income

Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of your Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (December 16, 1988). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 15 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on       , 1999, at          . We and members
of APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the
solicitation materials to you (on or about       , 1999 and will continue until
the later of (a)       , 1999, a date not less than 60 calendar days from the
initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                        Year Ended December 31,
                                       ------------------------- Quarter Ended
                                         1996    1997     1998   March 31, 1999
                                       -------- ------- -------- --------------
Historical Distributions Paid to the
 General Partners and Affiliates:
General Partner Distributions........       --      --       --         --
Accounting and Administrative
 Services............................  $ 83,563 $80,145 $ 94,611    $24,480
Broker/Dealer Commissions............       --      --       --         --
Due Diligence and Marketing Support
 Fees................................       --      --       --         --
Acquisition Fees.....................       --      --       --         --
Asset Management Fees................       --      --       --         --
Real Estate Disposition Fees(1)......    34,500     --    65,400        --
                                       -------- ------- --------    -------
  Total historical...................  $118,063 $80,145 $160,011    $24,480
Pro Forma Distributions to be Paid to
 the General Partners Following the
 Acquisition:
Cash Distributions on APF Shares.....       --      --       --         --
Salary Compensation..................       --      --       --         --
                                       -------- ------- --------    -------
  Total pro forma....................       --      --       --         --

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the Prospectus/Consent Solicitation Statement under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                             Quarter Ended
                                Year Ended December 31,      March 31, 1999
                               -------------------------- --------------------
                               1994 1995 1996 1997  1998  Historical Pro Forma
                               ---- ---- ---- ---- ------ ---------- ---------
Distributions from Income..... $690 $665 $566 $688 $  614    $200      $106
Distributions from Sales of
 Properties...................  --   --   --   --     735     --        --
Distributions from Return of
 Capital(1)...................  230  255  354  232    186     --         71
                               ---- ---- ---- ---- ------    ----      ----
  Total....................... $920 $920 $920 $920 $1,535    $200      $177
                               ==== ==== ==== ==== ======    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits the of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you, as an APF stockholder, will have the opportunity to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the notes option;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

     (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,


     (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

     (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                              Estimated Value
                                Original                                       of APF Shares
                            Limited Partner                                     per Average
                            Investments Less                          Going   $10,000 Original
                           any Distributions   GAAP Book Liquidation Concern  Limited Partner
                          of Sales Proceeds(1)   Value    Value(2)   Value(2)    Investment
                          -------------------- --------- ----------- -------- ----------------
CNL Income Fund V, Ltd..         $8,903         $6,572     $7,524     $8,085       $8,100

--------

(1) This column reflects, as of December 31, 1998, an adjustment to the Limited Partners' original average $10,000 investment based on distributions of net sales proceeds received from sales of restaurant properties (both as a special distribution and those that were added to working capital and subsequently distributed).

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive two material benefits. These benefits include:

  . James M. Seneff, Jr. and Robert A. Bourne (your individual general partners), will continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                     Estimated Gain/(Loss) per
                                                     Average $10,000 Original
                                                   Limited Partner Investment(1)
                                                   -----------------------------
CNL Income Fund V, Ltd. ..........................             $230

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's
assets. Because the principal portion of the notes will not be due until     ,
2004, the acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have been liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, reduced. Your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds that are acquired by APF will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      541,147 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,437,933)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (950,662)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (950,662)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,199,341)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income Acquisition
                        Combined     Fund V,    Pro Forma          Adjusted
                           APF         Ltd.    Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 338,931   $   5,177 (j)     $14,867,269
 Fees.............       1,256,304          0    ( 13,654)(k)       1,242,650
 Interest and
 Other Income.....       7,687,325     58,654           0           7,745,979
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790   $397,585   $  (8,477)        $23,855,898
 Expenses:
 General and
 Administrative...       4,669,012     49,311    ( 24,087)(l),(m)   4,694,236
 Management and
 Advisory Fees....               0          0           0 n)                0
 Fees to Related
 Parties..........          23,115          0           0              23,115
 Interest
 Expense..........       4,819,998          0           0           4,819,998
 State Taxes......         235,208      5,957       4,179 (o)         245,344
 Depreciation--
 Other............          65,819          0           0              65,819
 Depreciation--
 Property.........       1,898,278     64,112      27,618 (p)       1,990,008
 Amortization.....         548,515          0           0             548,515
 Transaction
 Costs............         125,926     31,470           0             157,396
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,385,871    150,850       7,710          12,544,431
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $11,080,919  $ 246,735   $ (16,187)        $11,311,467
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     61,223      (8,290)(q)          70,204
 Gain on Sale of
 Properties.......               0    395,113           0             395,113
 Provision For
 Loss on
 Properties.......        (215,797)         0           0            (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,882,393    703,071     (24,477)         11,560,987
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                   0
                       ------------ ---------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,882,393  $ 703,071   $ (24,477)        $11,560,987
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                    Property                                Historical    Historical
                                   Acquisition                                 CNL           CNL       Combining
                       Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF      Adjustment       Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513          29             542        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
earnings to
fixed charges...            50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $       --
Mortgages/notes
receivable......      $ 41,269,740           0    $ 41,269,740 $      --    $      --    $247,896,287 $       --
Receivables,
net.............      $    548,862           0    $    548,862 $7,141,967   $5,457,493   $  1,969,339   (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564           0    $  1,083,564 $      --    $      --    $        --          --
Total assets....      $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,175,623 (v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....      $657,085,021           0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $31,595,993 (v1),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined      Fund V,    Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          23        n/a                      565
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a       14.06 $      n/a           $         0.26
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $    328.60 $      n/a           $        16.31
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $     10.00 $      n/a           $          n/a
                      ============== =========== ==================== ==================
Ratio of
earnings to
fixed charges...                 n/a         n/a        n/a                    3.26x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a      50,000        n/a                      n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a  1,012,516               44,509,917 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a  1,012,516               44,510,980
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     500,000        n/a           $   19,398,642 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         200        n/a           $          218 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $11,395,479 $5,176,242 (v2)      $  664,118,744
Mortgages/notes
receivable......      $  289,166,027 $       --  $1,649,736           $  290,815,763
Receivables,
net.............      $   14,969,032 $    29,299 $ (268,812)(y)       $   14,729,519
Investment
in/due from
joint ventures..      $   1,083,564  $ 2,277,228 $  729,245(y)        $    4,090,037
Total assets....      $1,052,758,945 $17,433,208 $3,551,330 (v2),(y)  $1,073,743,483
Total
liabilities/minority
interest........      $  346,929,801 $ 1,003,035 $ (268,812)(y)       $  347,664,024
Total equity....      $  705,829,144 $16,430,173 $3,820,142 (v2)      $  726,079,459

--------

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
        Total                                        $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income  $ 62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs  $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees                              $  (697,364)
       Administrative executive and guarantee fees     (290,036)
       Servicing fees                                  (257,767)
       Advisory fees                                    (63,393)
                                                    ------------
                                                    $(1,308,560)
                                                    ============

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $541,147

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $5,177 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $      0
       Reimbursement of administrative costs   (13,654)
                                              --------
                                              $(13,654)
                                              ========

  (l) Represents the elimination of $13,654 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $10,433 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $4,179 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $27,618 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $8,290 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                         CNL Financial
                               Advisor   Services Group Income Fund      Total
                             ----------- -------------- ------------  ------------
     Shares Offered            3,800,000    2,350,000   1,012,515.75  7,162,515.75
     Exchange Value                  $20          $20            $20           $20
                             -----------  -----------   ------------  ------------
     Share Consideration     $76,000,000  $47,000,000   $ 20,250,315  $143,250,315
     Cash Consideration              --           --         240,000       240,000
     APF Transaction Costs     5,668,870    3,505,749      1,528,381    10,703,000
                             -----------  -----------   ------------  ------------
      Total Purchase Price   $81,668,870  $50,505,749   $ 22,018,696  $154,193,315
                             ===========  ===========   ============  ============
     Allocation of Purchase
     Price:
     ----------------------
     Net Assets --
      Historical             $ 7,141,252  $10,006,878   $ 16,430,173  $ 33,578,303
     Purchase Price
      Adjustments:
      Land and buildings on
       operating leases                                    4,124,010     4,124,010
      Net investment in
       direct financing
       leases                                              1,052,232     1,052,232
      Investment in joint
       ventures                                              729,245       729,245
      Accrued rental income                                 (254,992)     (254,992)
      Intangibles and other
       assets                              (2,792,876)       (61,972)   (2,854,848)
      Goodwill*                            43,291,747            --     43,291,747
      Excess purchase price   74,527,618          --             --     74,527,618
                             -----------  -----------   ------------  ------------
         Total Allocation    $81,668,870  $50,505,749   $ 22,018,696  $154,193,315
                             ===========  ===========   ============  ============

    --------

    *Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,527,618 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 43,291,747 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

   1. Common Stock (CFA, CFS, CFC)--Class A                8,600
     Common Stock (CFA, CFS, CFC)--Class B                 4,825
     APIC (CFA, CFS, CFC)                             13,857,645
     Retained Earnings                                 3,277,060
     Accumulated distributions in excess of earnings  74,527,618
     Goodwill for CFC (Intangibles and other assets)  43,291,747
      CFC/CFS Org Costs/Other Assets                               2,792,876
      Cash to pay APF transaction costs                            9,174,619
      APF Common Stock                                                61,500
      APF APIC                                                   122,938,500
     (To record acquisition of CFA, CFS and CFC)
   2.Partners Capital                                 16,430,173
     Land and buildings on operating leases            4,124,010
     Net investment in direct financing leases         1,052,232
     Investment in joint ventures                        729,245
      Accrued rental income                                          254,992
      Intangibles and other assets                                    61,972
      Cash to pay APF Transaction costs                            1,528,381
      Cash consideration to Income Funds                             240,000
      APF Common Stock                                                10,125
      APF APIC                                                    20,240,190
     (To record acquisition of Income Fund)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Fund of $268,812 in related party payables recorded as receivables by the Advisor.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND V, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund V, Ltd." in this supplement.

                               Quarter Ended
                                 March 31,                          Year Ended December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Revenues(1).............  $   458,808 $   518,757 $ 2,024,231 $ 2,147,770 $ 2,279,880 $ 2,314,818 $ 2,354,981
Net income(2)...........      703,071     836,181   1,544,895   1,731,915   1,428,159   1,679,820   1,743,029
Cash distributions
 declared(3)............      500,000   2,338,327   3,838,327   2,300,000   2,300,000   2,300,000   2,300,000
Net income per unit(2)..        13.95       16.58       30.70       34.40       28.31       33.26       34.51
Cash distributions
 declared per unit(3)...        10.00       46.77       76.77       46.00       46.00       46.00       46.00
GAAP book value per
 unit...................       328.60      340.37      324.54      370.41      379.65      393.90      405.67
Weighted average number
 of Limited Partner
 units outstanding......       50,000      50,000      50,000      50,000      50,000      50,000      50,000

                                 March 31,                               December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Total assets............  $17,433,208 $19,881,986 $17,135,485 $19,718,430 $20,133,002 $20,760,182 $21,299,865
Total partners'
 capital................   16,430,173  17,018,388  16,227,102  18,520,534  18,982,619  19,694,760  20,283,440

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income or loss of the consolidated joint venture.

(2) Net income for the quarters ended March 1999 and March 1998 includes gain on sale of land and buildings of $395,113 and $441,613 respectively. Net income for the year ended December 31, 1998 includes $469,613, from gains on sales of land and buildings, $25,500 from a loss on sale of land and building and $403,157 for a provision for loss on land and building. Net income for the year ended December 31, 1997, includes $550,878 from gains on the sales of land and buildings, $141,567 from a loss on the sale of land and building and $250,694 for a provision for loss on land and building. Net income for the year ended December 31, 1996, includes $19,369 from the gains on sale of land and buildings and $239,525 for a provision for loss on land and buildings. Net income for the year ended December 31, 1995, includes $5,924 from a gain on sale of land and building.

(3) Distributions for the quarter ended March 31, 1998, and the year ended December 31, 1998 include a special distribution to the Limited Partners of 1,838,327 as a result of the distribution of net sales proceeds from the sales of restaurant properties during 1999 and 1998.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS OF CNL INCOME FUND V, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 17, 1988, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are generally triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 23 restaurant properties which included interests in four restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and 1998, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses. Cash from operations was $520,276 and $460,505 for the quarters ended March 31, 1999 and 1998, respectively. The increase in cash from operations for the quarter ended March 31, 1999, is primarily a result of changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   During the quarter ended March 31, 1999, the Income Fund sold its restaurant properties in Endicott and Ithaca, New York to the tenant for a total of $1,125,000 and received net sales proceeds of $1,113,759 resulting in a total gain of $213,503 for financial reporting purposes. These restaurant properties were originally acquired by the Income Fund in December 1989 and had costs totalling approximately $942,600, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant properties for approximately $171,200 in excess of their original purchase prices. The proceeds received from the sale of these restaurant properties will be used to reinvest in additional restaurant properties or use for other Income Fund purposes.

   As of December 31, 1998, the Income Fund had accepted two promissory notes in connection with the sale of two of its restaurant properties. During the three months ended March 31, 1999, the borrower relating to the promissory note accepted in connection with the sale of the restaurant property in St. Cloud, Florida, made an advance payment of $272,500 which was applied to the outstanding principal balance relating to this promissory note. The Income Fund intends to reinvest the $272,500 payment in an additional restaurant property. In April 1999, the Income Fund collected the remaining outstanding balance relating to the promissory note collateralized by the restaurant property in St. Cloud, Florida. The Income Fund intends to reinvest the amounts collected in additional restaurant properties or use for other Income Fund purposes.

   Currently, rental income from the Income Fund's restaurant properties and any net sales proceeds held by the Income Fund pending reinvestment in additional restaurant properties, are invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses, to make distributions to the partners and, for net sales proceeds, to reinvest in additional restaurant properties. At March 31, 1999, the Income Fund had $1,764,502 invested in such short-term investments, as compared to $352,648 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The increase in cash and cash equivalents for the quarter ended March 31, 1999, is primarily attributable to the receipt of net sales proceeds relating to the sales of the restaurant properties in Endicott and Ithaca, New York, as described above. The funds remaining at March 31, 1999, will be used towards the reinvestment of net sales proceeds in a replacement restaurant property, payment of distributions and other liabilities.

   Total liabilities of the Income Fund increased to $851,504 at March 31, 1999, from $752,467 at December 31, 1998, partially due to the Income Fund accruing transaction costs relating to the Acquisition. The increase in liabilities is also partially a result of an increase in rents paid in advance at March 31, 1999, as compared to December 31, 1998 and an increase in amounts due to related parties. Liabilities at March 31, 1999, to the extent they exceed cash and cash equivalents at March 31, 1999, excluding amounts held representing net sales proceeds from the sale of restaurant properties and collections from the advanced payment under the promissory note, as described above, will be paid from future cash from operations, or in the event we elect to make capital contributions, from future contributions from us.

   During the quarter ended March 31, 1999, Halls Joint Venture in which the Income Fund owns a 48.9% interest entered into an agreement with the tenant to sell the restaurant property owned by the joint venture. We believe that the anticipated sale price will exceed the net carrying value of the restaurant property. As of May 13, 1999, the sale had not occurred.

   Based on current and anticipated future cash from operations, and for the quarter ended March 31, 1998, proceeds received from the sales of restaurant properties, the Income Fund declared distributions to the Limited Partners of $500,000 and $2,338,327 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions for the quarters ended March 31, 1999 and 1998 of $10.00 and $46.77 per unit, respectively. Distributions for the quarter ended March 31, 1998, included $1,838,327 as a result of the distribution of net sales proceeds from the sale of restaurant properties, as described above. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, reduced the Income Fund's revenues in 1998 and is expected to reduce the Income Fund's revenues in subsequent years. The decrease in Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, resulted in a decrease in cash distributions to the Limited Partners. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the Income Funds filed a lawsuit against us and APF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses, of $1,649,735, $1,813,231, and $2,103,745. The decrease in cash from operations during 1998 and 1997, each as compared to the previous year, is primarily a result of changes in income and expenses as discussed in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   During the years ended December 31, 1997 and 1996, the Income Fund received $106,000 and $159,700, respectively, in capital contributions from the corporate general partner in connection with the operations of the Income Fund.

   In October 1996, the Income Fund sold its restaurant property in St. Cloud, Florida, to the tenant for $1,150,000. In connection therewith, the Income Fund received $100,000 in cash and accepted the remaining sales proceeds in the form of a promissory note in the principal sum of $1,057,299, representing the balance of the sales price of $1,050,000 plus tenant closing costs in the amount of $7,299 the Income Fund financed on behalf of the tenant. The promissory note bears interest at a rate of 10.75% per annum, is collateralized by a mortgage on the restaurant property, and is being collected in 12 monthly installments of interest only and thereafter in 168 equal monthly installments of principal and interest. This sale is also being accounted for under the installment sales method for financial reporting purposes; therefore, the gain on the sale of the restaurant property was deferred and is being recognized as income proportionately as payments of principal under the mortgage note are collected. The Income Fund recognized a gain of $2,157, $338, and $18,445 for financial reporting purposes for the years ended December 31, 1998, 1997, and 1996, respectively, and had a deferred gain in the amount of $181,308 and $183,465 at December 31, 1998 and 1997. The mortgage note receivable balance relating to this restaurant property at December 31, 1998 and 1997, was $871,812 and $874,443, including accrued interest of $9,350 and $2,747, and net of the remaining deferred gain of $181,308 and $183,465. Payments collected under the mortgage note totalling $100,000 were used to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners. We anticipate that payments collected under the mortgage note in the future will be reinvested in additional restaurant properties or used for other Income Fund purposes.

   In January 1997, the Income Fund sold its restaurant property in Franklin, Tennessee, to the tenant, for $980,000 and received net sales proceeds of $960,741. Since the Income Fund had previously established an allowance for loss on land and building of $169,463 as of December 31, 1996 relating to this restaurant property, no loss was recognized during 1997 as a result of this sale. The Income Fund used $360,000 of the net sales proceeds to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners. In addition, in June 1997, the Income Fund entered into an operating agreement for the restaurant property located in South Haven, Michigan, with an operator to operate the restaurant property as an Arby's restaurant. In connection therewith, the Income Fund used approximately $120,400 of the net sales proceeds from the sale of the restaurant property in Franklin, Tennessee, to fund conversion costs associated with the Arby's restaurant property. In March 1998, the Income Fund entered into a new lease for this restaurant property with the former operator as tenant, to operate the restaurant property as an Arby's. In December 1997, the Income Fund reinvested approximately $244,800 of the net sales proceeds in a restaurant property located in Sandy, Utah, and approximately $150,000 in a restaurant property located in Vancouver, Washington, as tenants-in-common with certain of our affiliates, as described below. The Income Fund intends to use the remaining net sales proceeds from the sale of the restaurant property in Franklin, Tennessee to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners.

   In June 1997, the Income Fund terminated the leases with the tenant of the restaurant properties in Connorsville and Richmond, Indiana. In connection therewith, the Income Fund accepted a promissory note from the former tenant for $35,297 for amounts relating to past due real estate taxes as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum and is being collected in 36 monthly installments. Receivables at December 31, 1998 and

1997 included $25,783 and $37,099, respectively, of such amounts, including accrued interest of $1,802 in 1997. In July 1997, the Income Fund entered into a new lease for the restaurant property in Connorsville, Indiana, with a new tenant to operate the restaurant property as an Arby's restaurant. In connection therewith, the Income Fund incurred $125,000 in renovation costs and paid these amounts during the year ended December 31, 1998.

   During 1997, the Income Fund sold its restaurant properties in Smyrna, Tennessee; Salem, New Hampshire; and Port St. Lucie and Tampa, Florida, for a total of $4,020,172 and received net sales proceeds totalling $3,925,876, resulting in a total gain of $549,516 for financial reporting purposes. These restaurant properties were originally acquired by the Income Fund in 1989 and had a total cost of approximately $3,503,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold these restaurant properties for approximately $422,100 in excess of their original purchase prices. The Income Fund used approximately $132,500 of the net sales proceeds to pay liabilities of the Income Fund, including quarterly distributions to the Limited Partners, and used the remaining net sales proceeds to acquire additional restaurant properties and acquire restaurant properties with certain of our affiliates. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by the us, resulting from the sale.

   During the year ended December 31, 1996, the Income Fund established an allowance for the restaurant property in Richmond, Indiana, in the amount of $70,062 which represented the difference between the restaurant property's carrying value at December 31, 1996, and the estimate of net realizable value of the restaurant property based on an anticipated sales price of this restaurant property. In November 1997, the Income Fund sold this restaurant property to a third party for $400,000 and received net sales proceeds of $385,179. As a result of this transaction, the Income Fund recognized a loss of $141,567 for financial reporting purposes. In December 1997, the Income Fund reinvested the net sales proceeds in a restaurant property as tenants-in-common with certain of our affiliates, as described below.

   During 1998, the Income Fund sold its restaurant properties in Port Orange, Florida, and Tyler, Texas to the tenants for a total of $2,180,000 and received net sales proceeds totalling $2,125,220, resulting in a total gain of $466,322 for financial reporting purposes. These restaurant properties were originally acquired by the Income Fund in 1988 and 1989 and had costs totaling approximately $1,791,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant properties for approximately $333,900 in excess of their original purchase prices. In addition, the Income Fund incurred deferred, subordinated, real estate disposition fees of $65,400 relating to the sales of the restaurant properties for which net sales proceeds were not reinvested in additional restaurant properties. The Income Fund distributed $1,838,327 of the net sales proceeds from the 1997 and 1998 sales of the properties in Tampa, Florida, as described above, and Port Orange, Florida, as a special distribution to the Limited Partners in April 1998. In addition, in May 1998, the Income Fund contributed the net sales proceeds from the sale of the restaurant property in Tyler, Texas in a joint venture arrangement as described below. The Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by the us.

   As described above, in May 1998, the Income Fund entered into a joint venture, RTO Joint Venture, a joint venture with one of our affiliates, to construct and hold one restaurant property. As of December 31, 1998, the Income Fund had contributed $766,746 to purchase land and pay for construction relating to the joint venture. Construction was completed and rent commenced in December 1998. The Income Fund holds a 53.12% interest in the profits and losses of the joint venture.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $352,648 invested in such short-term investments as compared to $1,361,290 at December 31, 1997. The decrease in cash and cash equivalents during 1998, is primarily attributable to the fact that the Income Fund distributed amounts held at December 31, 1997 relating to the net sales proceeds received from the 1997 sale of the restaurant property in Tampa, Florida, as a special distribution to the Limited Partners during 1998, as described below. The funds remaining at December 31, 1998, will be reinvested in additional restaurant properties, distributed to the Limited Partners or used for other Income Fund purposes, as described above.

   During 1998, 1997, and 1996, certain of our affiliates incurred on behalf of the Income Fund $79,438, $77,353, and $113,560, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $128,548 and $109,367, respectively, to affiliates for such amounts and accounting and administrative services. In addition, during 1998 and 1997, the Income Fund had incurred $65,400 and $34,500, respectively, in real estate disposition fees due to an affiliate as a result of its services in connection with the sale of the restaurant properties in St. Cloud, Port Orange, and Tampa, Florida. The payment of such fees is deferred until the Limited Partners have received the sum of their 10% preferred return and their adjusted capital contributions. Other liabilities, including distributions payable, decreased to $524,019 at December 31, 1998, from $831,100 at December 31, 1997, partially due to a decrease in construction costs payable as a result of the payment during 1998, of construction costs accrued at December 31, 1997 for renovation costs relating to the Income Fund's restaurant property located in Connorsville, Indiana, as described above. The decrease in liabilities is also partially attributable to a decrease in distributions payable to the Limited Partners at December 31, 1998 and a decrease in accrued real estate tax expense relating to the restaurant properties in Belding and South Haven, Michigan at December 31, 1998. Liabilities at December 31, 1998, to the extent they exceed cash and cash equivalents, at December 31, 1998, will be paid from future cash from operations, from amounts collected under the mortgage notes described above or, in the event we elect to make additional capital contributions, from future contributions from us.

   Based on current and anticipated future cash from operations, and for the years ended December 31, 1998 and 1997, a portion of the sales proceeds received from the sales of the restaurant properties, and for the years ended December 31, 1997 and 1996, additional capital contributions from us, the Income Fund declared distributions to the Limited Partners of $3,838,327, $2,300,000, and $2,300,000 for the years ended December 31, 1998, 1997, and
1996, respectively. This represents distributions of $77, $46, and $46 per unit for the years ended December 31, 1998, 1997, and 1996, respectively. Distributions for 1998 included $1,838,327 as a result of the distribution of net sales proceeds from the 1997 and 1998 sales of restaurant properties in Tampa and Port Orange, Florida. This special distribution was effectively a return of a portion of the Limited Partners' investment, although, in accordance with the Income Fund agreement, it was applied to the Limited Partners' unpaid cumulative preferred return. In deciding whether to sell restaurant properties, we considered factors such as potential capital appreciation, net cash flow, and federal income tax considerations. The reduced number of restaurant properties for which the Income Fund receives rental payments, as well as ongoing operations, reduced the Income Fund's revenues in 1998 and is expected to reduce the Income Fund's revenues in subsequent years. The decrease in Income Fund revenues, combined with the fact that a significant portion of the Income Fund's expenses are fixed in nature, resulted in a decrease in cash distributions to the Limited Partners during 1998. No amounts distributed or to be distributed to the Limited Partners for the years ended December 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases of the Income Fund's restaurant properties are generally on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarter ended March 31, 1998, the Income Fund and its consolidated joint venture, CNL/Longacre Joint Venture, owned and leased 22 wholly owned restaurant properties, which included two restaurant properties which were sold during 1998, and during the quarter ended March 31, 1999, the Income Fund and CNL/Longacre Joint Venture owned and leased 20 wholly owned restaurant properties, which included two restaurant properties which were sold in March 1999, to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund and CNL/Longacre Joint Venture earned $330,844 and $359,863, respectively, in rental income from operating leases and earned income from direct financing leases. Rental and earned income decreased by approximately $20,000 during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, as a result of the sales of the restaurant properties in Port Orange, Florida and Tyler, Texas during 1998.

   Rental and earned income also decreased during the quarter ended March 31, 1999 as compared to the quarter ended March 31, 1998, by approximately $13,000 due to the fact that, in August 1998, the Income Fund terminated the lease with the tenant of the restaurant property in Daleville, Indiana due to financial difficulties the tenant is experiencing. The Income Fund is currently seeking a new tenant or purchaser for this restaurant property. The Income Fund will not recognize any rental income relating to this restaurant property until such time as the Income Fund executes a new lease or until the restaurant property is sold and the proceeds from such sale are reinvested in an additional restaurant property.

   The decrease in rental and earned income was partially offset by an increase of approximately $9,000 during the quarter ended March 31, 1999 resulting from the Income Fund entering into a new lease for the restaurant property in South Haven, Michigan as of March 31, 1998.

   Rental and earned income during the quarters ended March 31, 1999 and 1998, continued to remain at reduced amounts due to the fact that the Income Fund is not receiving any rental income relating to the restaurant properties in Belding, Michigan and Lebanon, New Hampshire. Rental and earned income are expected to remain at reduced amounts until such time as the Income Fund executed new leases or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties.

   For the quarters ended March 31, 1999 and 1998, the Income Fund also earned $8,087 and $25,898, respectively, in contingent rental income. The decrease in contingent rental income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is partially attributable to a decrease in gross sales of certain restaurant properties, the leases of which require the payment of contingent rental income. The decrease in contingent rental income is also attributable to the sale of a restaurant property, the lease of which required the payment of contingent rental income.

   For the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased two restaurant properties indirectly through joint venture arrangements and two restaurant properties as tenants-in-common with our affiliates. In addition, during the quarter ended March 31, 1999, the Income Fund owned and leased an additional restaurant property indirectly through a joint venture arrangement. In connection therewith, the Income Fund earned $56,838 and $35,221, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by these joint ventures during the quarter ended March 31, 1999, as compared March 31, 1998, is primarily attributable to the fact that in May 1998 the Income Fund reinvested net sales proceeds from the sale of the restaurant property in Tyler, Texas, in RTO Joint Venture with one of our affiliates.

   During the quarters ended March 31, 1999 and 1998, the Income Fund also earned $58,654 and $92,358, respectively, in interest and other income. Interest and other income was higher during the quarter ended March 31, 1998, partially due to the fact that during the quarter ended March 31, 1998, the Income Fund earned interest on the net sales proceeds relating to the sale of the restaurant properties in Tyler, Texas, and Port Orange, Florida, pending the reinvestment of the net sales proceeds in additional restaurant properties. The decrease was also partially attributable to a reduction in the interest earned on the mortgage note accepted in connection with the sale of the restaurant property located in St. Cloud, Florida due to the fact that the tenant made an advance payment of principal in the amount of $272,500 during the quarter ended March 31, 1999, as described above in "Liquidity and Capital Resources."

   During the quarter ended March 31, 1999, Slaymaker Group, Inc. and Golden Corral Corporation, two lessees of the Income Fund and its consolidated joint venture, each contributed more than ten percent of the Income Fund's total rental, earned, and mortgage interest income, including rental and earned income from the Income Fund's consolidated joint venture, the Income Fund's share of the rental and earned income from restaurant properties owned by unconsolidated joint ventures and restaurant properties owned with our affiliates as tenants-in-common. As of March 31, 1999, Slaymaker Group, Inc. was the lessee under a lease relating to one restaurant and Golden Corral Corporation was the lessee under the leases relating to two restaurants. It is anticipated that, based on the minimum rental payments required by the leases, these lessees will continue to contribute more than ten percent of the Income Fund's total rental income during the remainder of 1999. In addition, during the quarter ended March 31, 1999, two restaurant chains, Golden Corral and Tony Roma's, each accounted for more than ten percent of the Income Fund's total rental, earned, and mortgage interest income, including rental and earned income from the Income Fund's consolidated joint venture, the Income Fund's share of the rental and earned income from restaurant properties owned by unconsolidated joint ventures and restaurant properties owned with our affiliates as tenants-in-common. It is anticipated that each of these restaurant chains will continue to account for more than ten percent of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   Operating expenses, including depreciation expense, were $150,850 and $124,189 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999 as compared to the quarter ended March 31, 1998, was primarily attributable to the fact that the Income Fund incurred $31,470 in transaction costs relating to us retaining financial and legal advisors to assist in evaluating and negotiating the Acquisition.

   Due to tenant defaults under the terms of the lease arrangements for the restaurant properties in Belding, Michigan, Daleville, Indiana, and Lebanon, New Hampshire, the Income Fund and its consolidated joint venture, CNL/Longacre Joint Venture, incurred and expects to continue to incur operating expenses relating to such restaurant properties until the restaurant properties are sold or re-leased to new tenants.

   As a result of the sale of the restaurant properties in Myrtle Beach, South Carolina and St. Cloud, Florida in 1995 and 1996, respectively, and recording the gains from such sales using the installment method, the Income Fund recognized gains for financial reporting purposes of $181,610 and $791 during the quarters ended March 31, 1999 and 1998, respectively. The increase in the gain recognized is due to the fact that during the quarter ended March 31, 1999, the Income Fund collected advance payments of principal relating to the promissory note collateralized by a restaurant property in St. Cloud, Florida, as described above in "Liquidity and Capital Resources," which accelerated the recognition of the gain for financial reporting purposes.

   As a result of the sales of the restaurant properties in Endicott and Ithaca, New York, and the sales of the restaurant properties in Port Orange, Florida and Tyler, Texas, the Income Fund recognized total gains of $213,503 and $440,822, respectively, for financial reporting purposes during the quarters ended March 31, 1999 and 1998, respectively.

 The Years Ended December 31, 1998, 1997 and 1996

   During 1996, the Income Fund and its consolidated joint venture, CNL/Long Acre Joint Venture, owned and leased 26 wholly owned restaurant properties, including one restaurant property in St. Cloud, Florida that which was sold in October 1996, during 1997, the Income Fund owned 27 wholly owned restaurant properties, including six restaurant properties that were sold during the year ended December 31, 1997, and during 1998, the Income Fund owned 21 wholly owned restaurant properties, including two restaurant properties that were sold during 1998. In addition, during 1998, 1997, and 1996, the Income Fund and its consolidated joint venture, CNL/Long Acre Joint Venture, was a co-venturer in three separate joint ventures that each owned and leased one restaurant property. During 1997, the Income Fund and its consolidated joint venture, CNL/Long Acre Joint Venture, owned and leased two restaurant properties, with certain of our affiliates, as tenants-in-common. In addition, during 1998, the Income Fund and its consolidated joint venture, CNL/Long Acre Joint Venture, was also a co-venturer in a joint venture that owns one restaurant property. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 22 restaurant properties which are, in general, subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts payable in monthly installments ranging from approximately $38,500 to $222,800. Generally, the leases provide for percentage rent based on sales in excess of a specified amount to be paid annually. In addition, a majority of the leases provide that, commencing in the sixth lease year, the percentage rent will be an amount equal to the greater of
(i) the percentage rent calculated under the lease formula or (ii) a specified percentage ranging from one-fourth to five percent of the purchase price paid by the Income Fund for the restaurant property.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund and its consolidated joint venture, CNL/Longacre Joint Venture, earned $1,367,303, $1,500,967, and $1,931,573, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during the year ended December 31, 1998 and 1997, each as compared to the previous year, was partially attributable to a decrease of approximately $506,900 and $322,300, respectively, as a result of the sale of several restaurant properties, as described above in "Liquidity and Capital Resources." During 1998 and 1997, the decrease in rental income was partially offset by increases of approximately $299,900 and $24,700 due to the reinvestment of net sales proceeds in various restaurant properties during 1998 and 1997, as described above in "Liquidity and Capital Resources".

   Rental and earned income also decreased during 1998, as compared to 1997 and 1996, by approximately $39,100, due to the fact that in August 1998, the Income Fund terminated the lease with the tenant of the restaurant property in Daleville, Indiana due to financial difficulties the tenant is experiencing. The Income Fund is currently seeking a new tenant or purchaser for this restaurant property. The Income Fund will not recognize any rental income relating to this restaurant property until such time as the Income Fund executes a new lease or until the restaurant property is sold and the proceeds from such sale is reinvested in an additional restaurant property.

   The decrease in rental and earned income during 1998, as compared to 1997, was partially offset by, and the decrease in 1997, as compared to 1996, was partially attributable to the Income Fund increasing its allowance for doubtful accounts during 1997, by approximately $57,700 for rental and other amounts relating to the Hardee's restaurant properties located in Connorsville and Richmond, Indiana, which were leased by the same tenant, due to financial difficulties the tenant was experiencing. Rental and earned income decreased by approximately $79,200 during 1997 due to the fact that the Income Fund terminated the lease with the former tenant of these restaurant properties in June 1997 and we agreed that they will cease collection efforts on past due rental amounts once the former tenant of these restaurant properties pays all amounts due under the promissory note for past due real estate taxes described above in "Liquidity and Capital Resources." No such allowance was established during 1998 due to the fact that the Income Fund (i) re-leased the restaurant property located in Connorsville, Indiana, to a new tenant who began operating the restaurant property after it was renovated into an Arby's restaurant property and (ii) sold the restaurant property located in Richmond, Indiana, in November 1997, as described above in "Liquidity and Capital Resources."

   In October 1995, the tenant ceased operations of the restaurant property in South Haven, Michigan. In connection therewith, in June 1997, the Income Fund incurred renovation costs to convert the restaurant property into an Arby's restaurant and entered into an operating agreement. In March 1998, the Income Fund entered into a new lease for this restaurant property, as described above in "Liquidity and Capital Resources," and earned approximately $40,200 and $5,100 in rental income during 1998 and 1997, respectively.

   Rental and earned income in 1998, 1997, and 1996, continued to remain at reduced amounts due to the fact that the Income Fund is not receiving any rental income from the restaurant properties in Belding, Michigan and Lebanon, New Hampshire, as a result of the tenants defaulting under the terms of their leases and ceasing operations of the restaurants on the restaurant properties during 1995.

   For the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $133,179, $233,663, and $130,167, respectively, in contingent rental income. The decrease in contingent rental income during 1998, as compared to 1997, is partially attributable to, and the increase in contingent rental income during 1997, as compared to 1996, is primarily due to, amounts collected which represented a percentage of the net operating income generated by the restaurant under the operating agreement with the new operator of the restaurant property located in South Haven, Michigan. In March 1998, the Income Fund entered into a new lease for the restaurant property in South Haven, Michigan, with this operator. The decrease during 1998, as compared to 1997, is also partially attributable to sales of restaurant properties, whose leases required the payment of contingent rents.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $282,795, $302,503, and $147,804, respectively, in interest and other income. The increase in interest income during 1997, as compared to 1996, was primarily attributable to the interest earned on the mortgage note receivable accepted in connection with the sale of the restaurant property in St. Cloud, Florida in October 1996. In addition, interest income increased during 1997 due to interest earned on the net sales proceeds received relating to the sales of several restaurant properties.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $173,941, $56,015, and $46,452, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures during 1998, as compared to 1997, is primarily attributable to the fact that during 1998, the Income Fund reinvested a portion of the net sales proceeds it received from the 1997 and 1998 sales of several restaurant properties in a restaurant property with certain of our affiliates, as tenants-in-common and acquired an interest in RTO Joint Venture with one of our affiliates, as described above in "Liquidity and Capital Resources." The increase in net income earned by joint ventures during 1997, as compared to 1996, is primarily attributable to the fact that in October 1997, the Income Fund acquired an interest in a restaurant property with affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, one lessee of the Income Fund and its consolidated joint venture, Golden Corral Corporation contributed more than ten percent of the Income Fund's total rental and mortgage interest income, including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from three restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common. As of December 31, 1998

Golden Corral Corporation was the lessee under leases relating to two restaurants. In addition, two restaurant chains, Golden Corral and Wendy's Old Fashioned Hamburger Restaurants, each accounted for more than ten percent of the Income Fund's total rental and mortgage interest income during 1998, including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from three restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common.

   Operating expenses, including depreciation and amortization expense, were $520,292, $574,472, and $631,565 for the years ended December 31, 1998, 1997, and 1996, respectively. The decrease in operating expenses during 1998 and 1997, each as compared to the previous year, was partially attributable to a decrease in depreciation expense as a result of the sales of restaurant properties in 1998, 1997, and 1996, as described above in "Liquidity and Capital Resources." The decrease in operating expenses during 1998, as compared to 1997, is partially offset by the fact that the Income Fund incurred $14,644 in transaction costs related to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition.

   In connection with the sale of its restaurant properties in St. Cloud, Florida and Myrtle Beach, South Carolina, during 1997 and 1996, respectively, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $3,291, $1,362, and $19,369 for the years ended December 31, 1998, 1997, and 1996, respectively. In accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Income Fund recorded the sales using the installment sales method. As such, the gain on the sales was deferred and is being recognized as income proportionately as payments under the mortgage notes are collected. Therefore, the balance of the deferred gain of $319,866 at December 31, 1998, will be recognized as income in future periods as payments are collected. For federal income tax purposes, gains of approximately $194,100 and $136,900 from the sale of the restaurant properties in St. Cloud, Florida, and Myrtle Beach, South Carolina, respectively, were also deferred and are being recognized as payments under the mortgage notes are collected.

   As a result of the sales of several restaurant properties as described above in "Liquidity and Capital Resources," the Income Fund recognized gains totalling $440,822 and $549,516 during 1998 and 1997, respectively, for financial reporting purposes. The gains for 1997, were partially offset by a loss of $141,567 for financial reporting purposes, resulting from the November 1997 sale of the restaurant property in Richmond, Indiana, as described above in "Liquidity and Capital Resources."

   During 1998 and 1997, the Income Fund established allowances for loss on land and buildings of $403,157 and $250,694, respectively, for financial reporting purposes, relating to restaurant properties which became vacant and for which the Income Fund has not successfully re-leased. The allowances represent the difference between the net carrying value at December 31, 1998 and 1997, and their current estimated net realizable values.

   At December 31, 1996, the Income Fund established an allowance for loss on land and building in the amount of $169,463 for its restaurant property in Franklin, Tennessee, for financial reporting purposes. The allowance represented the difference between (i) the restaurant property's carrying value at December 31, 1996, plus the additional rental income, accrued rental income, that the Income Fund had recognized since inception of the lease relating to the straight-lining of future scheduled rent increases minus (ii) $960,741 received as net sales proceeds in conjunction with the sale of the restaurant property in January 1997, as described above in "Liquidity and Capital Resources."

   In addition, during 1996, the Income Fund established an allowance for loss on land and building for its restaurant property in Richmond, Indiana. The allowance of $70,062 represented the difference between the restaurant property's carrying value at December 31, 1996, and the estimated fair value of the restaurant property based on an anticipated sales price of this restaurant property. This restaurant property was sold in November 1997, as described above in "Liquidity and Capital Resources."

   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.



Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 3, 1999 the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates of the general partners provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team, for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

Interest Rate Risk

   The Income Fund has provided fixed rate mortgage notes to borrowers. We believe that the estimated fair value of the mortgage notes at December 31, 1998 approximated the outstanding principal amounts. The Income Fund is exposed to equity loss in the event of changes in interest rates. The following table presents the expected cash flows of principal that are sensitive to these changes.

                                                                  Mortgage notes
                                                                   Fixed Rates
                                                                  --------------
1999.............................................................   $   26,987
2000.............................................................    1,042,574
2001.............................................................       50,615
2002.............................................................       56,332
2003.............................................................       62,696
Thereafter.......................................................      810,777
                                                                    ----------
                                                                    $2,049,981
                                                                    ==========

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1
Condensed Statements of Income for the Quarters Ended March 31, 1999
 and 1998................................................................   F-2
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................   F-3
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1998 and 1997...........................................................   F-5
Report of Independent Accountants........................................   F-8
Balance Sheets as of December 31, 1998 and 1997..........................   F-9
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-10
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-11
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-12
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-13
Unaudited Pro Forma Financial Information................................  F-24
Unaudited Pro Forma Balance Sheet as of March 31, 1999...................  F-25
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999....................................................................  F-27
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998....................................................................  F-29
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended
 March 31, 1999..........................................................  F-31
Unaudited Pro Forma Statement of Cash Flows for the Year Ended
 December 31, 1998.......................................................  F-33
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-35

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,819,239 and $1,895,755
 and allowance for loss on land and buildings of
 $653,851 in 1999 and 1998............................  $ 9,695,760 $10,660,128
Net investment in direct financing leases.............    1,699,719   1,708,966
Investment in joint ventures..........................    2,277,228   2,282,012
Mortgage notes receivable, less deferred gain.........    1,649,736   1,748,060
Cash and cash equivalents.............................    1,764,502     352,648
Receivables, less allowance for doubtful accounts of
 $141,505 in 1999 and 1998............................       29,299      87,490
Prepaid expenses......................................        7,626       1,872
Accrued rental income.................................      254,992     239,963
Other assets..........................................       54,346      54,346
                                                        ----------- -----------
                                                        $17,433,208 $17,135,485
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    32,014 $     7,546
Accrued and escrowed real estate taxes payable........       12,903      10,361
Distributions payable.................................      500,000     500,000
Due to related parties................................      268,812     228,448
Rents paid in advance.................................       37,775       6,112
                                                        ----------- -----------
    Total liabilities.................................      851,504     752,467
Commitment (Note 6)
Minority interest.....................................      151,531     155,916
Partners' capital.....................................   16,430,173  16,227,102
                                                        ----------- -----------
                                                        $17,433,208 $17,135,485
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                 March 31,
                                                             -----------------
                                                               1999     1998
                                                             -------- --------
Revenues:
  Rental income from operating leases....................... $284,961 $300,322
  Earned income from direct financing leases................   45,883   59,541
  Contingent rental income..................................    8,087   25,898
  Interest and other income.................................   58,654   92,358
                                                             -------- --------
                                                              397,585  478,119
                                                             -------- --------
Expenses:
  General operating and administrative......................   36,114   38,554
  Professional services.....................................    5,392    4,018
  Real estate taxes.........................................    7,805    6,664
  State and other taxes.....................................    5,957    7,747
  Depreciation..............................................   64,112   67,206
  Transaction costs.........................................   31,470      --
                                                             -------- --------
                                                              150,850  124,189
                                                             ======== ========
Income Before Minority Interest in Loss of Consolidated
 Joint Venture, Equity in Earnings of Unconsolidated Joint
 Ventures and Gain on Sale of Land and Buildings............  246,735  353,930
Minority Interest in Loss of Consolidated Joint Venture.....    4,385    5,417
Equity in Earnings of Unconsolidated Joint Ventures.........   56,838   35,221
Gain on Sale of Land and Buildings..........................  395,113  441,613
                                                             -------- --------
Net Income.................................................. $703,071 $836,181
                                                             ======== ========
Allocation of Net Income:
  General partners.......................................... $  5,435 $  7,089
  Limited partners..........................................  697,636  829,092
                                                             -------- --------
                                                             $703,071 $836,181
                                                             ======== ========
Net Income Per Limited Partner Unit......................... $  13.95 $  16.58
                                                             ======== ========
Weighted Average Number of Limited Partner Units Outstand-
 ing........................................................   50,000   50,000
                                                             ======== ========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   503,730  $   493,982
  Net income........................................        5,435        9,748
                                                      -----------  -----------
                                                          509,165      503,730
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   15,723,372   18,026,552
  Net income........................................      697,636    1,535,147
  Distributions ($10.00 and $76.77 per limited
   partner unit, respectively)......................     (500,000)  (3,838,327)
                                                      -----------  -----------
                                                       15,921,008   15,723,372
                                                      -----------  -----------
Total partners' capital.............................  $16,430,173  $16,227,102
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                           Quarter Ended
                                                              March 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
 Net Cash Provided by Operating Activities............. $  520,276  $  460,505
                                                        ----------  ----------
 Cash Flows from Investing Activities:
  Proceeds from sale of land and buildings.............  1,113,759   2,125,220
  Additions to land and building on operating lease....        --     (125,000)
  Collections on mortgage note receivable..............    277,819       4,788
                                                        ----------  ----------
   Net cash provided by investing activities...........  1,391,578   2,005,008
                                                        ----------  ----------
 Cash Flows from Financing Activities:
  Distributions to limited partners....................   (500,000)   (575,000)
                                                        ----------  ----------
   Net cash used in financing activities...............   (500,000)   (575,000)
                                                        ----------  ----------
Net Increase in Cash and Cash Equivalents..............  1,411,854   1,890,513
Cash and Cash Equivalents at Beginning of Quarter......    352,648   1,361,290
                                                        ----------  ----------
Cash and Cash Equivalents at End of Quarter............ $1,764,502  $3,251,803
                                                        ==========  ==========
Supplemental Schedule of Non-Cash Investing and
 Financing Activities:
 Deferred real estate disposition fees incurred and
  unpaid at end of quarter............................. $      --   $   65,400
                                                        ==========  ==========
 Distributions declared and unpaid at end of quarter... $  500,000  $2,338,327
                                                        ==========  ==========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund V, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 66.5% interest in CNL/Longacre Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Land and Buildings on Operating Leases:

   During the quarter ended March 31, 1999, the Partnership sold its properties in Endicott and Ithaca, New York, to the tenant for a total of $1,125,000 and received net sales proceeds of $1,113,759 resulting in a total gain of $213,503 for financial reporting purposes. These properties were originally acquired by the Partnership in December 1989 and had costs totaling approximately $942,600, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $171,200 in excess of their original purchase prices.

3. Mortgage Notes Receivable:

   As of December 31, 1998, the Partnership had accepted two promissory notes in connection with the sale of two of its properties. During the quarter ended March 31, 1999, the borrower relating to the promissory note accepted in connection with the sale of the property in St. Cloud, Florida, made an advance payment of principal in the amount of $272,500 which was applied to the outstanding principal balance relating to this promissory note. As a result of the advance payment of principal, the Partnership recognized the remaining gain of $181,610 relating to this property, in accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate."

4. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,049,031 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $20,212,956 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

5. Concentration of Credit Risk:

   The following schedule presents total rental, earned, and mortgage interest income from individual lessees and borrowers, each representing more than ten percent of the Partnership's total rental, earned, and mortgage interest income (including the Partnership's share of total rental and earned income from joint ventures and properties held as tenants-in-common with affiliates), for each of the quarters ended March 31:

                                                                     1999   1998
                                                                    ------- ----
     Golden Corral Corporation..................................... $48,878 N/A
     Slaymaker Group, Inc..........................................  46,131 N/A

   In addition, the following schedule presents total rental, earned, and mortgage interest income from individual restaurant chains, each representing more than ten percent of the Partnership's rental, earned, and mortgage interest income (including the Partnership's share of total rental and earned income from joint ventures and properties held as tenants-in-common with affiliates) for each of the quarters ended March 31:

                                                                  1999    1998
                                                                 ------- -------
     Golden Corral.............................................. $48,878 $   N/A
     Tony Roma's................................................  46,131     N/A
     Denny's....................................................     N/A  50,175

   The information denoted by N/A indicates that for the applicable period presented, the tenant and the chain did not represent more than ten percent of the Partnership's total rental, earned, and mortgage interest income.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains, could significantly impact the results of operations of the Partnership if the Partnership is not able to release the properties in a timely manner.

6. Commitment:

   During the quarter ended March 31, 1999, Halls Joint Venture (in which the Partnership owns a 48.9% interest) entered into an agreement with the tenant to sell the property owned by the joint venture. The general partners believe that the anticipated sale price will exceed the net carrying value of the property. As of May 13, 1999, the sale had not occurred.

7. Subsequent Event:

   In April 1999, the Partnership collected the remaining outstanding balance relating to the promissory note collateralized by the property in St. Cloud, Florida (see Note 3).

8. Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 4 being adjusted to 1,024,516 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund V, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund V, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 18, 1999, except for Note 12 for which the date is March 11, 1999 and
 Note 13 for which the date is June 3, 1999

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and buildings.................................... $10,660,128 $12,421,143
Net investment in direct financing leases..............   1,708,966   2,277,481
Investment in joint ventures...........................   2,282,012   1,558,709
Mortgage notes receivable, less deferred gain..........   1,748,060   1,758,167
Cash and cash equivalents..............................     352,648   1,361,290
Receivables, less allowance for doubtful accounts of
 $141,505 and $137,892.................................      87,490     108,261
Prepaid expenses.......................................       1,872       9,307
Accrued rental income..................................     239,963     169,726
Other assets...........................................      54,346      54,346
                                                        ----------- -----------
                                                        $17,135,485 $19,718,430
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     7,546 $    24,229
Accrued construction costs payable.....................         --      125,000
Accrued and escrowed real estate taxes payable.........      10,361      93,392
Distributions payable..................................     500,000     575,000
Due to related parties.................................     228,448     143,867
Rents paid in advance and deposits.....................       6,112      13,479
                                                        ----------- -----------
    Total liabilities..................................     752,467     974,967
Minority interest......................................     155,916     222,929
Partners' capital......................................  16,227,102  18,520,534
                                                        ----------- -----------
                                                        $17,135,485 $19,718,430
                                                        =========== ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Revenues:
  Rental income from operating leases......  $1,168,301  $1,343,833  $1,746,021
  Earned income from direct financing
   leases..................................     199,002     157,134     185,552
  Contingent rental income.................     133,179     233,663     130,167
  Interest and other income................     282,795     302,503     147,804
                                             ----------  ----------  ----------
                                              1,783,277   2,037,133   2,209,544
                                             ----------  ----------  ----------
Expenses:
  General operating and administrative.....     166,878     166,346     178,991
  Professional services....................      20,542      23,172      22,605
  Bad debt expense.........................       5,882       9,007         --
  Real estate taxes........................      35,434      39,619      40,711
  State and other taxes....................       9,658      11,897      12,492
  Depreciation and amortization............     267,254     324,431     376,766
  Transaction costs........................      14,644         --          --
                                             ----------  ----------  ----------
                                                520,292     574,472     631,565
                                             ----------  ----------  ----------
Income Before Minority Interest in Loss of
 Consolidated Joint Venture, Equity in
 Earnings Of Unconsolidated Joint Ventures,
 Gain on Sale of Land and Buildings and
 Provision for Loss on Land and Buildings..   1,262,985   1,462,661   1,577,979
Minority interest in Loss of Consolidated
 Joint Venture.............................      67,013      54,622      23,884
Equity in Earnings of Unconsolidated Joint
 Ventures..................................     173,941      56,015      46,452
Gain on Sale of Land and Buildings.........     444,113     409,311      19,369
Provision for Loss on Land and Buildings ..    (403,157)   (250,694)   (239,525)
                                             ----------  ----------  ----------
Net Income.................................  $1,544,895  $1,731,915  $1,428,159
                                             ==========  ==========  ==========
Allocation of Net Income:
  General partners.........................  $    9,748  $   11,809  $   12,513
  Limited partners.........................   1,535,147   1,720,106   1,415,646
                                             ----------  ----------  ----------
                                             $1,544,895  $1,731,915  $1,428,159
                                             ==========  ==========  ==========
Net Income Per Limited Partner Unit........  $    30.70  $    34.40  $    28.31
                                             ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding.........................      50,000      50,000      50,000
                                             ==========  ==========  ==========

              See accompanying notes to financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                          General Partners                  Limited Partners
                          ----------------- -------------------------------------------------
                                   Accumu-                              Accumu-
                          Contri-   lated     Contri-     Distri-        lated    Syndication
                          butions  Earnings   butions     butions      Earnings      Costs        Total
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995...................  $ 77,500 $126,460 $25,000,000 $(15,168,240) $12,524,040 $(2,865,000) $19,694,760
 Contributions from
  general partner.......   159,700      --          --           --           --          --       159,700
 Distributions to
  limited partners ($46
  per limited partner
  unit).................       --       --          --    (2,300,000)         --          --    (2,300,000)
 Net income.............       --    12,513         --           --     1,415,646         --     1,428,159
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................   237,200  138,973  25,000,000  (17,468,240)  13,939,686  (2,865,000)  18,982,619
 Contributions from
  general partner.......   106,000      --          --           --           --          --       106,000
 Distributions to
  limited partners ($46
  per limited partner
  unit).................       --       --          --    (2,300,000)         --          --    (2,300,000)
 Net income.............       --    11,809         --           --     1,720,106         --     1,731,915
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................   343,200  150,782  25,000,000  (19,768,240)  15,659,792  (2,865,000)  18,520,534
 Distributions to
  limited partners ($77
  per limited partner
  unit).................       --       --          --    (3,838,327)         --          --    (3,838,327)
 Net income.............       --     9,748         --           --     1,535,147         --     1,544,895
                          -------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1998...................  $343,200 $160,530 $25,000,000 $(23,606,567) $17,194,939 $(2,865,000) $16,227,102
                          ======== ======== =========== ============  =========== ===========  ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 1,490,412  $ 1,771,467  $ 2,083,722
 Distributions from unconsolidated joint
  ventures..............................      215,839       53,176       53,782
 Cash paid for expenses.................     (331,363)    (305,341)    (161,730)
 Interest received......................      274,847      293,929      127,971
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    1,649,735    1,813,231    2,103,745
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  buildings.............................    2,125,220    5,271,796      100,000
 Additions to land and buildings on
  operating leases......................     (125,000)  (1,900,790)         --
 Investment in direct financing leases..          --      (911,072)         --
 Investment in joint ventures...........     (765,201)  (1,090,062)         --
 Collections on mortgage notes
  receivable............................       19,931        9,265        6,712
 Other..................................          --           --       (26,287)
                                          -----------  -----------  -----------
  Net cash provided by investing
   activities...........................    1,254,950    1,379,137       80,425
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Contributions from general partner.....          --       106,000      159,700
 Distributions to limited partners......   (3,913,327)  (2,300,000)  (2,300,000)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,913,327)  (2,194,000)  (2,140,300)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................   (1,008,642)     998,368       43,870
Cash and Cash Equivalents at Beginning
 of Year................................    1,361,290      362,922      319,052
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   352,648  $ 1,361,290  $   362,922
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 1,544,895  $ 1,731,915  $ 1,428,159
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Bad debt expense.......................        5,882        9,007          --
 Depreciation...........................      267,254      324,431      376,766
 Minority interest in loss of
  consolidated joint venture............      (67,013)     (54,622)     (23,884)
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..       41,898       (2,839)       7,330
 Gain on sale of land and buildings.....     (444,113)    (409,311)     (19,369)
 Provisions for loss on land and
  buildings.............................      403,157      250,694      239,525
 Decrease in net investment in direct
  financing leases......................       38,017       42,682       46,387
 Decrease (increase) in accrued interest
  on mortgage note receivable...........       (6,533)       6,788       (9,414)
 Decrease (increase) in receivables.....       17,333      (43,006)      10,270
 Decrease in prepaid expenses...........        7,435        1,109        1,505
 Increase in accrued rental income......      (70,237)     (19,527)     (27,875)
 Increase (decrease) in accounts payable
  and accrued expenses..................     (100,554)     (12,509)      32,032
 Increase (decrease) in due to related
  parties...............................       19,181      (13,322)      59,945
 Increase (decrease) in rents paid in
  advance and deposits..................       (6,867)       1,741      (17,632)
                                          -----------  -----------  -----------
  Total adjustments.....................      104,840       81,316      675,586
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 1,649,735  $ 1,813,231  $ 2,103,745
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage note accepted in connection
  with sale of land and buildings.......  $       --   $       --   $ 1,057,299
                                          ===========  ===========  ===========
 Deferred real estate disposition fees
  incurred and unpaid at end of year....  $    65,400  $       --   $    34,500
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   500,000  $   575,000  $   575,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund V, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income are considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 66.5% interest in CNL/Longacre Joint Venture, a Florida general partnership, using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership accounts for its interest in Cocoa Joint Venture, Halls Joint Venture, RTO Joint Venture and a property in each of Mesa, Arizona and Vancouver, Washington, held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and properties.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases;

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

however, some leases have been classified as direct financing leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                         1998         1997
                                                      -----------  -----------
     Land............................................ $ 5,352,136  $ 6,069,665
     Buildings.......................................   7,857,598    8,546,530
                                                      -----------  -----------
                                                       13,209,734   14,616,195
     Less accumulated depreciation...................  (1,895,755)  (1,944,358)
                                                      -----------  -----------
                                                       11,313,979   12,671,837
     Less allowance for loss on land and buildings...    (653,851)    (250,694)
                                                      -----------  -----------
                                                      $10,660,128  $12,421,143
                                                      ===========  ===========

   In January 1997, the Partnership sold its property in Franklin, Tennessee, to the tenant for $980,000 and received net sales proceeds of $960,741. Since the Partnership had established an allowance for loss on land and building as of December 31, 1996, no loss was recognized during 1997 as a result of the sale. The Partnership used $360,000 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners.

   In June 1997, the Partnership entered into an operating agreement for the property located in South Haven, Michigan, with an operator to operate the property as an Arby's restaurant. In connection therewith, the Partnership used approximately $120,400 of the net sales proceeds from the sale of the property in Franklin, Tennessee, for conversion costs associated with the Arby's property. The Partnership reinvested the majority of the remaining net sales proceeds in additional properties.

   During 1997, the Partnership sold its properties in Salem, New Hampshire; Port St. Lucie, Florida; and Tampa, Florida for a total of $3,365,172 and received net sales proceeds totalling $3,291,566 resulting in a total gain of $447,521 for financial reporting purposes. These properties were originally acquired by the Partnership in 1989 and had total costs of approximately $2,934,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the properties for approximately $357,300 in excess of their original purchase prices. The Partnership reinvested the majority of net sales proceeds in additional properties.

   In November 1997, the Partnership sold its property in Richmond, Indiana, to a third party for $400,000 and received net sales proceeds of $385,179. As a result of this transaction, the Partnership recognized a loss of $141,567 for financial reporting purposes. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Vancouver, Washington, as tenants-in-common with affiliates of the general partners (see Note 5).

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   During the year ended December 31, 1998, the Partnership sold its properties in Port Orange, Florida, and Tyler, Texas to the tenants for a total of $2,180,000 and received net sales proceeds totalling $2,125,220, resulting in a total gain of $440,822 for financial reporting purposes. These properties were originally acquired by the Partnership in 1988 and 1989 and had costs totaling approximately $1,791,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $333,900 in excess of their original purchase prices. In connection with the sale of the properties, the Partnership incurred deferred, subordinated, real estate disposition fees of $65,400 (see Note 10).

   In July 1997, the Partnership entered into a new lease for the property in Connorsville, Indiana, with a new tenant to operate the property as an Arby's restaurant. In connection therewith, during 1998, the Partnership paid $125,000 in renovation costs.

   In 1997, the Partnership established an allowance for loss on land and buildings of $250,694, for financial reporting purposes, relating to the properties in Belding, Michigan and Lebanon, New Hampshire. Due to the fact that the Partnership has not been able to successfully re-lease these properties, the Partnership increased the allowance by $155,612 for the property in Belding, Michigan, and $122,875 for the property in Lebanon, New Hampshire, owned by the Partnership's consolidated joint venture, CNL/Longacre Joint Venture at December 31, 1998. In addition, at December 31, 1998, the Partnership established an allowance for loss on land and building of $124,670 relating to the property located in Daleville, Indiana, due to the fact that the tenant terminated the lease with the Partnership. The allowances represent the difference between the net carrying values of the properties at December 31, 1998 and current estimates of net realizable values for these properties.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $70,237, $19,527, and
$27,875, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

     1999........................................................... $ 1,087,538
     2000...........................................................   1,101,658
     2001...........................................................   1,075,591
     2002...........................................................     987,031
     2003...........................................................     999,957
     Thereafter.....................................................   8,250,965
                                                                     -----------
                                                                     $13,502,740
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant gross sales.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                            1998        1997
                                                         ----------  ----------
     Minimum lease payments receivable.................. $3,260,110  $4,213,033
     Estimated residual values..........................    566,502     806,792
     Less unearned income............................... (2,117,646) (2,742,344)
                                                         ----------  ----------
     Net investment in direct financing leases.......... $1,708,966  $2,277,481
                                                         ==========  ==========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

     1999............................................................ $  220,518
     2000............................................................    220,518
     2001............................................................    220,518
     2002............................................................    220,518
     2003............................................................    220,518
     Thereafter......................................................  2,157,520
                                                                      ----------
                                                                      $3,260,110
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   In May 1997, the Partnership sold its property in Smyrna, Tennessee, to a third party for $655,000 and received net sales proceeds of $634,310, resulting in a gain of $101,995 for financial reporting purposes. This property was originally acquired by the Partnership in March 1989 and had a cost of approximately $569,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $64,800 in excess of its original purchase price. The Partnership used approximately $82,500 of the net sales proceeds to pay liabilities of the Partnership, including quarterly distributions to the limited partners. In addition, the Partnership reinvested the remaining net sales proceeds in additional properties as tenants-in-common with affiliates of the general partners.

   In June 1998, the Partnership terminated its lease with the tenant of the property in Daleville, Indiana. As a result, the Partnership reclassified these assets from net investment in direct financing lease to land and building on operating lease. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing lease was recorded for financial reporting purposes.

5. Investment in Joint Ventures:

   As of December 31, 1998, the Partnership had a 43 percent and a 48.9% interest in the profits and losses of Cocoa Joint Venture and Halls Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In October 1997, the Partnership used a portion of the net sales proceeds from the sale of the Property in Smyrna, Tennessee to acquire a property in Mesa, Arizona, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 42.09% interest in this property.

   In addition, in December 1997, the Partnership used some or all of the net sales proceeds from the sales of the Properties in Franklin, Tennessee; Richmond, Indiana, and Smyrna, Tennessee to acquire a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 27.78% interest in this property.

   In May, 1998, the Partnership entered into a joint venture arrangement, RTO Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. Construction was completed and rent commenced in December 1998. As of December 31, 1998, the Partnership had contributed $766,746 to the joint venture. The Partnership holds a 53.12% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   Cocoa Joint Venture, Halls Joint Venture, RTO Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants.

   The following presents the combined condensed financial information for all of the Partnership's investments in joint ventures at December 31:

                                                           1998       1997
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation........................... $4,812,568 $4,277,972
   Net investment in direct financing lease............    817,525        --
   Cash................................................     17,992     24,994
   Receivables.........................................      5,168      4,417
   Prepaid expenses....................................        458        270
   Accrued rental income...............................    112,279     68,819
   Liabilities.........................................     46,398      1,250
   Partners' capital...................................  5,719,592  4,375,222
   Revenues............................................    555,103    151,242
   Net income..........................................    454,922    121,605

   The Partnership recognized income totaling $173,941, $56,015, and $46,452 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Mortgage Notes Receivable:

   In connection with the sale in 1995 of its property in Myrtle Beach, South Carolina, the Partnership accepted a promissory note in the principal sum of $1,040,000, collateralized by a mortgage on the property. The promissory note bears interest at 10.25% per annum and is being collected in 59 equal monthly

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

installments of $9,319, including interest, with a balloon payment of $991,332 due in July 2000. As a result of this sale being accounted for using the installment sales method for financial reporting purposes as required by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Partnership recognized a gain of $1,134, $1,024, and $924 for the years ended December 31, 1998, 1997, and 1996, respectively.

   In addition, in connection with the sale in 1996 of its property in St. Cloud, Florida, the Partnership accepted a promissory note in the principal sum of $1,057,299, representing the balance of the sales price of $1,050,000 plus tenant closing costs in the amount of $7,299 that the Partnership financed on behalf of the tenant. The note is collateralized by a mortgage on the property. The promissory note bears interest at a rate of 10.75% per annum and was being collected in 12 monthly installments of interest only, and thereafter in 168 equal monthly installments of principal and interest. As a result of this sale being accounted for using the installment sales method for financial reporting purposes as required by Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Partnership recognized a gain of $2,157, $338, and $18,445 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The mortgage notes receivable consisted of the following at December 31:

                                                          1998        1997
                                                       ----------  ----------
     Principal balance................................ $2,049,981  $2,069,912
     Accrued interest receivable......................     17,945      11,412
     Less deferred gains on sale of land and build-
      ings............................................   (319,866)   (323,157)
                                                       ----------  ----------
                                                       $1,748,060  $1,758,167
                                                       ==========  ==========

   The general partners believe that the estimated fair values of mortgage notes receivable at December 31, 1998 and 1997, approximate the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Receivables:

   In June 1997, the Partnership terminated the leases with the tenant of the properties in Connorsville and Richmond, Indiana. In connection therewith, the Partnership accepted a promissory note from the former tenant for $35,297 for amounts relating to past due real estate taxes the Partnership had accrued as a result of the former tenant's financial difficulties. The promissory note is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1998 and 1997, included $25,783 and $37,099, respectively of such amounts, including accrued interest of $1,802 in 1997.

8. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1998, the Partnership declared distributions to the limited partners of $3,838,327, and during each of the years ended December 31, 1997 and 1996, the Partnership distributed $2,300,000. Distributions for 1998 included $1,838,327 as a result of the distribution of net sales proceeds from the 1997 and 1998 sales of the properties in Tampa and Port Orange, Florida. This amount was applied toward the limited partners' 10% Preferred Return. No distributions have been made to the general partners to date.

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
     Net income for financial reporting
      purposes.............................  $1,544,895  $1,731,915  $1,428,159
     Depreciation for tax reporting
      purposes less than (in excess of)
      depreciation for financial
      reporting purposes...................      18,802     (23,618)    (28,058)
     Gain on disposition of land and
      buildings for financial reporting
      purposes in excess of gain for tax
      reporting purposes...................     (16,347)   (354,648)     (1,606)
     Allowance for loss on land and
      buildings............................     403,157     250,694     239,525
     Direct financing leases recorded as
      operating leases for tax reporting
      purposes.............................      38,017      42,682      46,387
     Equity in earnings of unconsolidated
      joint ventures for tax reporting
      purposes in excess of (less than)
      equity in earnings of unconsolidated
      joint ventures for financial
      reporting purposes...................      10,795      (1,914)     (1,900)
     Capitalization of transaction costs
      for tax reporting purposes...........      14,644         --          --
     Allowance for doubtful accounts.......       3,613     100,149      33,254
     Accrued rental income.................     (70,237)    (19,527)    (27,875)
     Capitalization of administrative
      expenses for tax reporting purposes..      22,990         --          --
     Rents paid in advance.................      (6,867)      1,241     (17,632)
     Minority interest in temporary
      differences of consolidated joint
      venture..............................     (84,622)    (41,515)       (343)
     Other.................................       1,705      36,721         --
                                             ----------  ----------  ----------
     Net income for federal income tax
      purposes.............................  $1,880,545  $1,722,180  $1,669,911
                                             ==========  ==========  ==========

10. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services in the same geographic area. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 1998, 1997, and 1996.

   The Affiliate of the Partnership is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the years ended December 31, 1998 and 1996, the Partnership incurred a deferred, subordinated real estate disposition fee of $65,400 and $34,500, respectively, as the result of the sale of the properties during 1998 and 1996, respectively. No deferred, subordinated real estate disposition fee was incurred for the year ended December 31, 1997 due to the reinvestment of net sales proceeds in additional properties.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $94,611, $80,145, and $83,563 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1997, the Partnership and an affiliate of the general partners acquired a property in Mesa, Arizona, as tenants-in-common for a purchase price of $1,084,111 (of which the Partnership contributed $460,911 or 42.23%) from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the Partnership's percent of interest in the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties consisted of the following at December 31:

                                                                1998     1997
                                                              -------- --------
     Due to Affiliates:
       Expenditures incurred on behalf of the Partnership.... $ 77,907 $ 67,106
       Accounting and administrative services................   50,641   42,261
       Deferred, subordinated real estate disposition fee....   99,900   34,500
                                                              -------- --------
                                                              $228,448 $143,867
                                                              ======== ========

11. Concentration of Credit Risk:

   The following schedule presents total rental and earned income (including mortgage interest income) from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
     Golden Corral Corporation...................... $195,511 $195,511 $    N/A
     Shoney's, Inc..................................      N/A  229,795  241,119

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, the following schedule presents total rental and earned income (including mortgage interest income) from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income and mortgage interest income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
     Wendy's Old Fashioned Hamburger Restaurant.... $220,347 $302,253 $293,817
     Golden Corral Family Steakhouse...............  195,511      N/A      N/A
     Denny's.......................................      N/A  312,510  310,021
     Perkins.......................................      N/A  228,492  268,939

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income (including mortgage interest income).

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains, could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

12. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 2,049,031 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $20,212,956 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

13. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 12 being adjusted to 1,024,516 shares valued at $20.00 per APF share.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As Of March 31, 1999

                                          Property                                  Historical
                                        Acquisition                                    CNL        Historical
                           Historical    Pro Forma                     Historical   Financial    CNL Financial
                              APF       Adjustments        Subtotal     Advisor   Services, Inc.     Corp.
                          ------------  ------------     ------------  ---------- -------------- -------------
Assets:
Land and Building on
 operating leases (net
 depreciation)..........   475,787,661   58,749,637 (A)   534,537,298           0            0              0
Net Investment in Direct
 Financing Leases.......   123,270,117            0       123,270,117           0            0              0
Mortgages and Notes
 Receivable.............    41,269,740            0        41,269,740           0            0    247,896,287
Other Investments.......    16,199,792            0        16,199,792           0            0      6,353,482
Investment In Joint
 Ventures...............     1,083,564            0         1,083,564           0            0              0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)    10,703,000     591,712      552,415      4,896,688
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0         2,007,278           0            0        853,243
Receivables (net
 allowances)/Due from
 Related Party..........       548,862            0           548,862   7,141,967    5,457,493      1,969,339
Accrued Rental Income...     5,007,334            0         5,007,334           0            0              0
Other Assets............     7,723,678            0         7,723,678     490,141      298,498      2,731,394
Goodwill................             0            0                 0           0            0              0
                          ------------  -----------      ------------  ----------   ----------   ------------
 Total Assets...........  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406   $264,700,433
                          ============  ===========      ============  ==========   ==========   ============
Liabilities and Equity:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $         0      $  3,464,190  $  576,531   $  304,375   $  1,613,959
Accrued Construction
 Costs Payable..........    10,172,169            0        10,172,169           0            0              0
Distributions Payable...             0            0                 0     119,808            0              0
Due to Related Parties..       148,629            0           148,629           0      563,724     31,310,681
Income Tax Payable......             0            0                 0           0            0        271,741
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)    67,806,518     386,229            0    226,937,481
Deferred Income.........     2,052,530            0         2,052,530           0            0              0
Rents Paid in Advance...     1,340,636            0         1,340,636           0            0              0
Minority Interest.......       280,970            0           280,970           0            0              0
Common Stock............       373,483            0           373,483           0            0              0
Common Stock--Class A...             0            0                 0       6,400        2,000            200
Common Stock--Class B...             0            0                 0       3,600          724            501
Additional Paid-in-
 capital................   670,005,177            0       670,005,177   4,617,047    5,303,503      3,937,095

Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0       (13,293,639)  2,514,205      134,080        628,775
Partners Capital........             0            0                 0           0            0              0
                          ------------  -----------      ------------  ----------   ----------   ------------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406   $264,700,433
                          ============  ===========      ============  ==========   ==========   ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                           Combining                        Historical
                           Pro Forma          Combined      CNL Income   Pro Forma           Adjusted
                          Adjustments           APF        Fund V, Ltd. Adjustments         Pro Forma
                          -----------      --------------  ------------ ------------      --------------
Assets:
Land and Building on
 operating leases (net
 depreciation)..........            0         534,537,298    9,695,760     4,124,010 (B2)    548,357,068
Net Investment in Direct
 Financing
 Leases.................            0         123,270,117    1,699,719     1,052,232 (B2)    126,022,068
Mortgages and Notes
 Receivable.............            0         289,166,027    1,649,736             0         290,815,763
Other Investments.......            0          22,553,274            0             0          22,553,274
Investment In Joint
 Ventures...............            0           1,083,564    2,277,228       729,245 (B2)      4,090,037
Cash and Cash
 Equivalents............   (9,174,619)(B1)      7,569,196    1,764,502    (1,528,381)(B2)      7,565,317
                                                                            (240,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................            0           2,860,521          --              0           2,860,521
Receivables (net
 allowances)/Due from
 Related Party..........     (148,629)(C)      14,969,032       29,299      (268,812)(E)      14,729,519
Accrued Rental Income...            0           5,007,334      254,992      (254,992)(B2)      5,007,334
Other Assets............   (2,792,876)(B1)      8,450,835       61,972       (61,972)(B2)      8,450,835
Goodwill................   43,291,747 (B1)     43,291,747            0             0          43,291,747
                          -----------      --------------  -----------  ------------      --------------
 Total Assets...........  $31,175,623      $1,052,758,945  $17,433,208  $  3,551,330      $1,073,743,483
                          ===========      ==============  ===========  ============      ==============
Liabilities and Equity:
Accounts Payable and
 Accrued
 Liabilities............  $         0      $    5,959,055  $    44,917  $          0      $    6,003,972
Accrued Construction
 Costs Payable..........            0          10,172,169            0             0          10,172,169
Distributions Payable...            0             119,808      500,000             0             619,808
Due to Related Parties..     (148,629)(C)      31,874,405      268,812      (268,812)(E)      31,874,405
Income Tax Payable......     (271,741)(D)               0            0             0                   0
Line of Credit/Notes
 payable................            0         295,130,228            0             0         295,130,228
Deferred Income.........            0           2,052,530            0             0           2,052,530
Rents Paid in Advance...            0           1,340,636       37,775             0           1,378,411
Minority Interest.......            0             280,970      151,531             0             432,501
Common Stock............       61,500 (B1)        434,983            0        10,125 (B2)        445,108
Common Stock--Class A...       (8,600)(B1)              0            0             0                   0
Common Stock--Class B...       (4,825)(B1)              0            0             0                   0
Additional Paid-in-
 capital................  122,938,500 (B1)    792,943,677            0    20,240,190 (B2)    813,183,867
                          (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........   (3,277,060)(B1)    (87,549,516)           0             0         (87,549,516)
                          (74,527,618)(B1)
                              271,741
                                  (D)
Partners Capital........            0                   0   16,430,173   (16,430,173)(B2)              0
                          -----------      --------------  -----------  ------------      --------------
 Total Liabilities and
  Equity................   31,175,623       1,052,758,945  $17,433,208  $  3,551,330      $1,073,743,483
                          ===========      ==============  ===========  ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                                                               Historical
                                        Property                                  CNL     Historical
                                       Acquisition                             Financial     CNL
                          Historical    Pro Forma                  Historical  Services,  Financial
                              APF      Adjustments     Subtotal     Advisor       Inc.      Corp.
                          -----------  -----------    -----------  ----------  ---------- ----------
Revenues:
Rental and Earned
 Income.................  $12,184,008   2,339,153(a)  $14,523,161  $        0          $0 $        0
Fees....................            0           0               0   2,307,364   1,391,466      8,137
Interest and Other
 Income.................    2,214,763           0       2,214,763      47,213     129,362  5,233,919
                          -----------  ----------     -----------  ----------  ---------- ----------
 Total Revenue..........  $14,398,771  $2,339,153     $16,737,924  $2,354,577  $1,520,828 $5,242,056
Expenses:
General and
 Administrative
 Expenses...............    1,095,269           0       1,095,269   2,563,714   1,323,577     64,186
Management and Advisory
 Fees...................      697,364           0         697,364           0           0    611,196
Fees Paid to Related
 Parties................            0           0               0      23,326     292,575          0
Interest Expense........            0           0               0      50,730           0  4,769,268
State Taxes.............      235,208           0         235,208           0           0          0
Depreciation--Other.....            0           0               0      39,581      26,238          0
Depreciation--Property..    1,548,813     349,465(a)    1,898,278           0           0          0
Amortization............        7,368           0           7,368           0           0          0
Transaction Costs.......      125,926           0         125,926           0           0          0
                          -----------  ----------     -----------  ----------  ---------- ----------
 Total Expenses.........    3,709,948     349,465       4,059,413   2,677,351   1,642,390  5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties ............  $10,688,823  $1,989,688     $12,678,511  $ (322,774) $(121,562) $ (202,594)
Equity Earnings of Joint
 Ventures/Minority
 Interest...............       17,271           0          17,271           0           0          0
Gain on Sale of
 Properties.............            0           0               0           0           0          0
Provision For Loss on
 Properties.............     (215,797)          0        (215,797)          0           0          0
                          -----------  ----------     -----------  ----------  ---------- ----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   10,490,297   1,989,688      12,479,985    (322,774)  (121,562)   (202,594)
Benefit/(Provision) for
 Federal Income Taxes...            0           0               0     127,496      48,017     73,166
                          -----------  ----------     -----------  ----------  ---------- ----------
Net Earnings (Losses)...  $10,490,297  $1,989,688     $12,479,985  $ (195,278) $ (73,545) $ (129,428)
                          ===========  ==========     ===========  ==========  ========== ==========
Earnings Per
 Share/Unit.............  $      0.28  $      n/a     $       n/a  $      n/a  $      n/a $      n/a
                          ===========  ==========     ===========  ==========  ========== ==========
Book Value Per
 Share/Unit.............  $     17.59  $      n/a     $       n/a  $      n/a  $      n/a $      n/a
                          ===========  ==========     ===========  ==========  ========== ==========
Dividends Per
 Share/Unit.............  $      0.38  $      n/a     $       n/a  $      n/a  $      n/a $      n/a
                          ===========  ==========     ===========  ==========  ========== ==========
Ratio of Earnings to
 Fixed Charges..........  $    50.03x  $      n/a     $       n/a  $      n/a  $      n/a $      n/a
                          ===========  ==========     ===========  ==========  ========== ==========
Wtd. Avg. Units
 Outstanding............          n/a         n/a             n/a         n/a         n/a        n/a
                          ===========  ==========     ===========  ==========  ========== ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401         n/a      37,347,401         n/a         n/a        n/a
                          ===========  ==========     ===========  ==========  ========== ==========
Shares Outstanding......   37,348,464         n/a      37,348,464         n/a         n/a        n/a
                          ===========  ==========     ===========  ==========  ========== ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                           Combining                        Historical
                           Pro Forma           Combined     CNL Income   Pro Forma           Adjusted
                          Adjustments             APF      Fund V, Ltd. Adjustments         Pro Forma
                          -----------         -----------  ------------ -----------        ------------
Revenues:
Rental and Earned
 Income.................            0         $14,523,161    $338,931        5,177 (j)     $ 14,867,269
Fees....................   (2,450,663)(b),(c)   1,256,304           0     (13,654)(k)         1,242,650
Interest and Other
 Income.................       62,068 (d)       7,687,325      58,654            0            7,745,979
                          -----------         -----------    --------    ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790    $397,585    $  (8,477)        $ 23,855,898
Expenses:
General and
 Administrative
 Expenses...............     (377,734)(e)       4,669,012      49,311      (24,087)(l),(m)    4,694,236
Management and Advisory
 Fees...................   (1,308,560)(f)               0           0            0 (n)                0
Fees Paid to Related
 Parties................     (292,786)(g)          23,115           0            0               23,115
Interest Expense........            0           4,819,998           0            0            4,819,998
State Taxes.............            0             235,208       5,957        4,179 (o)          245,344
Depreciation--Other.....            0              65,819           0            0               65,819
Depreciation--Property..            0           1,898,278      64,112       27,618 (p)        1,990,008
Amortization............      541,147(h)          548,515           0            0              548,515
Transaction Costs.......            0             125,926      31,470            0              157,396
                          -----------         -----------    --------    ---------         ------------
 Total Expenses.........   (1,437,933)         12,385,871     150,850        7,710           12,544,431
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties ............  $  (950,662)        $11,080,919    $246,735    $ (16,187)        $ 11,311,467
Equity Earnings of Joint
 Ventures/Minority
 Interest...............            0              17,271      61,223       (8,290)(q)           70,204
Gain on Sale of
 Properties.............            0                   0     395,113            0              395,113
Provision For Loss on
 Properties.............            0            (215,797)          0            0             (215,797)
                          -----------         -----------    --------    ---------         ------------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........     (950,662)         10,882,393     703,071      (24,477)          11,560,987
Benefit/(Provision) for
 Federal Income Taxes...     (248,679)(i)               0           0            0                    0
                          -----------         -----------    --------    ---------         ------------
Net Earnings (Losses)...  $(1,199,341)        $10,882,393    $703,071    $ (24,477)        $ 11,560,987
                          ===========         ===========    ========    =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a    $  14.60    $     n/a         $       0.26
                          ===========         ===========    ========    =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a    $ 328.60    $     n/a         $      16.31
                          ===========         ===========    ========    =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a    $     10    $     n/a         $        n/a
                          ===========         ===========    ========    =========         ============
Ratio of Earnings to
 Fixed Charges..........  $       n/a         $       n/a    $    n/a    $     n/a         $      3.26x
                          ===========         ===========    ========    =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a      50,000          n/a                  n/a
                          ===========         ===========    ========    =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401         n/a    1,012,516           44,509,917 (r)
                          ===========         ===========    ========    =========         ============
Shares Outstanding......    6,150,000          43,498,464         n/a    1,012,516           44,510,980
                          ===========         ===========    ========    =========         ============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                   $(23,173,253)
                                                                                           ============
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                     42,571,895
                                                                                           ============
Adjusted Pro Forma
 Distributions Declared:                                                                   $ 19,398,642 (s)
                                                                                           ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                   $890,198,335 (t)
                                                                                           ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                   $        218 (u)
                                                                                           ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For The Year Ended December 31, 1998

                                        Property                                  Historical
                                       Acquisition                                   CNL        Historical
                          Historical    Pro Forma                  Historical     Financial    CNL Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.     Corp.
                          -----------  -----------    -----------  -----------  -------------- -------------
Revenues:
 Rental and Earned
  Income................  $33,129,661  $21,919,865(a) $55,049,526  $         0    $        0    $         0
 Fees...................            0            0              0   28,904,063     6,619,064        418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078     22,238,311
                          -----------  -----------    -----------  -----------    ----------    -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142    $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276      1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0      2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406              0
 Interest Expense.......            0            0              0      148,415             0     21,350,174
 State Taxes............      548,320            0        548,320       19,126             0              0
 Depreciation--Other....            0            0              0      119,923        79,234              0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0              0
 Amortization...........       11,808            0         11,808       57,077             0         95,116
 Transaction Costs......      157,054            0        157,054            0             0              0
                          -----------  -----------    -----------  -----------    ----------    -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916     25,677,829
Operating
 Earnings(Losses) Before
 Equity in Earnings of
 Joint Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $(773,774)    $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0              0
 Gain on Sale of
  Properties............            0            0              0            0             0              0
 Gain on
  Securitization........            0            0              0            0             0      3,694,351
 Other Expenses.........            0            0              0            0             0              0
 Provision for Loss on
  Properties............     (611,534)           0       (611,534)           0             0              0
                          -----------  -----------    -----------  -----------    ----------    -----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)       673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641       (246,603)
                          -----------  -----------    -----------  -----------    ----------    -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)   $   427,134
                          ===========  ===========    ===========  ===========    ==========    ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Ratio of Earnings to
 Fixed Charges..........       79.97x          n/a            n/a          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,559,777     34,207,996          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For The Year Ended December 31, 1998

                            Combining                         Historical
                            Pro Forma            Combined     CNL Income   Pro Forma           Adjusted
                           Adjustments              APF      Fund V, Ltd. Adjustments         Pro Forma
                          -------------         -----------  ------------ -----------        ------------
Revenues:
 Rental and Earned
  Income................              0         $55,049,526   $1,500,482      20,708 (j)     $ 56,570,716
 Fees...................    (32,715,768)(b),(c)   3,226,263            0     (28,720)(k)        3,197,543
 Interest and Other
  Income................        207,144 (d)      32,221,925      282,795           0           32,504,720
                          -------------         -----------   ----------   ---------         ------------
 Total Revenue..........  $ (32,508,624)        $90,497,714   $1,783,277   $  (8,012)        $ 92,272,979
Expenses:
 General and
  Administrative........     (4,241,719)(e)      15,939,556      228,736     (70,394)(l),(m)   16,097,898
 Management and Advisory
  Fees..................     (4,658,434)(f)               0            0           0 (n)                0
 Fees to Related
  Parties...............     (2,161,897)(g)         858,787            0           0              858,787
 Interest Expense.......              0          21,498,589            0           0           21,498,589
 State Taxes............              0             567,446        9,658       6,299 (o)          583,403
 Depreciation--Other....              0             199,157            0           0              199,157
 Depreciation--
  Property..............       (340,898)(r)       6,590,760      267,254     110,474 (p)        6,968,488
 Amortization...........      2,164,587 (h)       2,328,588            0           0            2,328,588
 Transaction Costs......              0             157,054       14,644           0              171,698
                          -------------         -----------   ----------   ---------         ------------
 Total Expenses.........     (9,238,361)         48,139,937      520,292      46,379           48,706,608
Operating
 Earnings(Losses) Before
 Equity in Earnings of
 Joint Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $ (23,270,263)        $42,357,777   $1,262,985   $ (54,391)        $ 43,566,371
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............              0             (14,138)     240,954     (33,159)(q)          193,657
 Gain on Sale of
  Properties............              0                   0      444,113           0              444,113
 Gain on
  Securitization........              0           3,694,351            0           0            3,694,351
 Other Expenses.........              0                   0            0           0                    0
 Provision for Loss on
  Properties............              0            (611,534)    (403,157)          0           (1,014,691)
                          -------------         -----------   ----------   ---------         ------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...    (23,270,263)         45,426,456    1,544,895     (87,550)          46,883,801
 Benefit/(Provision) for
  Federal Income Taxes..      6,898,434 (i)               0            0           0                    0
                          -------------         -----------   ----------   ---------         ------------
Net Earnings (Losses)...  $ (16,371,829)        $45,426,456   $1,544,895   $ (87,550)        $ 46,883,801
                          =============         ===========   ==========   =========         ============
Earnings Per
 Share/Unit.............  $         n/a         $       n/a   $    30.90   $     n/a         $       1.13
                          =============         ===========   ==========   =========         ============
Book Value Per
 Share/Unit.............  $         n/a         $       n/a   $   324.54   $     n/a         $      16.36
                          =============         ===========   ==========   =========         ============
Dividends Per
 Share/Unit.............  $         n/a         $       n/a   $    76.77   $     n/a         $        n/a
                          =============         ===========   ==========   =========         ============
Ratio of Earnings to
 Fixed Charges..........            n/a                 n/a          n/a         n/a                3.13x
                          =============         ===========   ==========   =========         ============
Wtd. Avg. Units
 Outstanding............            n/a                 n/a       50,000         n/a                  n/a
                          =============         ===========   ==========   =========         ============
Wtd. Avg. Shares
 Outstanding............      6,150,000          40,357,996          n/a   1,012,516           41,370,512 (s)
                          =============         ===========   ==========   =========         ============
Shares Outstanding......      6,150,000          43,522,684          n/a   1,012,516           44,535,200
                          =============         ===========   ==========   =========         ============
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............                                                                     $ 57,128,188
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......                                                                     (265,871,668)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                      288,590,674
                                                                                             ------------
Adjusted Pro Forma
 Distributions Declared:                                                                     $ 79,847,194 (t)
                                                                                             ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                     $827,410,232 (u)
                                                                                             ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                     $        965 (v)
                                                                                             ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                    Historical    Historical
                                         Acquisition                                      CNL           CNL
                           Historical     Pro Forma                      Historical    Financial     Financial
                               APF       Adjustments        Subtotal      Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  ----------  -------------- ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $ (195,278)    $(73,545)   $   (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278      39,581            0               0
 Amortization expense...          7,368             0             7,368           0       26,238         424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763           0            0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234           0            0               0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0           0            0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797           0            0         (73,166)
 Gain on
  securitization........              0             0                 0           0            0               0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0           0            0               0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)   (377,933)    (242,251)         (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0           0            0               0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0           0            0        (449,580)
 Investment in notes
  receivable............              0             0                 0           0            0     (42,571,895)
 Collections on notes
  receivable............              0             0                 0           0            0       6,417,907
 Increase in restricted
  cash..................              0             0                 0           0            0        (402,461)
 Decrease in due from
  related party.........              0             0                 0           0            0          55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548           0        1,811               0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375           0            0               0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)          0            0               0
 Decrease (increase) in
  intangibles and other
  assets................                                                    (30,554)                       7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277    (840,058)    (130,506)       (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853      25,550            0               0
 Decrease in accrued
  interest..............              0             0                 0           0            0        (362,877)
 Increase in rents paid
  in advance............              0             0                 0           0            0               0
 and deposits...........        386,365             0           386,365           0            0               0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647           0            0               0
                          -------------  ------------     -------------  ----------     --------    ------------
 Total adjustments......      3,114,959       349,465         3,464,424  (1,183,414)    (344,708)    (37,064,802)
                          -------------  ------------     -------------  ----------     --------    ------------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409  (1,378,692)    (418,253)    (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0           0            0               0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)    (31,577)     (10,092)              0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)          0            0               0
 Investment in joint
  venture...............       (117,662)            0          (117,662)          0            0               0
 Acquisition of
  businesses............
 Purchase of other
  investments...........              0             0                 0           0            0               0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0           0            0               0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0           0            0         134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)          0            0               0
 Collections on mortgage
  note receivable.......         75,010             0            75,010           0            0               0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)          0            0               0
 Collection on notes
  receivable............        239,596             0           239,596           0            0               0
 Decrease in restricted
  cash..................              0             0                 0           0            0               0
 Increase in intangibles
  and other assets......              0             0                 0           0            0               0
 Investment in
  certificates of
  deposit...............              0             0                 0           0            0               0
 Other..................              0             0                 0           0            0               0
                          -------------  ------------     -------------  ----------     --------    ------------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)    (31,577)     (10,092)        134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735   1,288,673       20,572               0
 Contributions from
  limited partners......              0             0                 0           0            0               0
 Contributions from
  holder of minority
  interest..............              0             0                 0           0            0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)          0            0               0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)          0            0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763           0            0      49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)          0       (2,385)    (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0           0            0               0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)          0            0               0
 Distributions to
  limited partners......              0             0                 0           0            0               0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)          0            0               0
 Other..................       (200,234)            0          (200,234)          0            0          (9,602)
                          -------------  ------------     -------------  ----------     --------    ------------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722   1,288,673       18,187      39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)   (121,596)    (410,158)      2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837     713,308      962,573       2,526,078
                          -------------  ------------     -------------  ----------     --------    ------------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $  591,712     $552,415    $  4,896,688
                          =============  ============     =============  ==========     ========    ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining                      Historical
                           Pro Forma        Combined      CNL Income   Proforma         Adjusted
                          Adjustments          APF       Fund V, Ltd. Adjustments       Pro Forma
                          -----------     -------------  ------------ -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,199,341)(a) $  10,882,393   $  703,071  $   (24,477)(a) $  11,560,987
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0         1,937,859       64,112       27,618 (b)     2,029,589
 Amortization expense...      541,147 (c)       999,450            0            0           999,450
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763       (4,385)           0             3,378
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234        4,784        8,290 (d)        36,308
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                 0     (395,113)           0          (395,113)
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631            0            0           142,631
 Gain on
  securitization........            0                 0            0            0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0            0            0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)      58,191            0          (651,424)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0            0            0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0          (449,580)       2,115            0          (447,465)
 Investment in notes
  receivable............            0       (42,571,895)           0            0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907            0            0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)           0            0          (402,461)
 Decrease in due from
  related party.........            0            55,382            0            0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359       (5,754)           0            23,605
 Decrease in net
  investment in direct
  financing leases......            0           787,375        9,247            0           796,622
 Increase in accrued
  rental income.........            0        (1,047,421)     (15,029)           0        (1,062,450)
 Decrease (increase) in
  intangibles and other
  assets................            0           (22,612)           0            0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)      27,010            0          (741,257)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0            97,403       40,364            0           137,767
 Decrease in accrued
  interest..............            0          (362,877)           0            0          (362,877)
 Increase in rents paid
  in advance............            0                 0            0            0                 0
 and deposits...........            0           386,365       31,663            0           418,028
 Increase (decrease) in
  deferred rental
  income................            0           862,647            0            0           862,647
                          -----------     -------------   ----------  -----------     -------------
 Total adjustments......      541,147       (34,587,353)    (182,795)      35,908       (34,734,240)
                          -----------     -------------   ----------  -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)     520,276       11,431       (23,173,253)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                 0    1,113,759            0         1,113,759
 Additions to land and
  buildings on operating
  leases................                   (135,820,136)           0            0      (135,820,136)
 Investment in direct
  financing leases......            0       (29,608,346)           0            0       (29,608,346)
 Investment in point
  venture...............            0          (117,662)          00            0          (117,662)
 Acquisition of
  businesses............   (9,174,619)(f)    (9,174,619)               (1,528,381)(g)   (10,943,000)
                                                                         (240,000)(g)
 Purchase of other
  investments...........            0                 0            0            0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                 0            0            0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0           134,981            0            0           134,981
 Investment in mortgage
  notes receivable......            0        (1,388,463)           0            0        (1,388,463)
 Collections on mortgage
  note receivable.......            0            75,010      277,819            0           352,829
 Investment in notes
  receivable............            0        (1,087,483)           0            0        (1,087,483)
 Collection on notes
  receivable............            0           239,596            0            0           239,596
 Decrease in restricted
  cash..................            0                 0            0            0                 0
 Increase in intangibles
  and other assets......            0                 0            0            0                 0
 Investment in
  certificates of
  deposit...............            0                 0            0            0                 0
 Other..................            0                 0            0            0                 0
                          -----------     -------------   ----------  -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (9,174,619)     (176,747,122)   1,391,578   (1,768,381)     (177,123,925)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0         1,519,980            0            0         1,519,980
 Contributions from
  limited partners......            0                 0            0            0                 0
 Contributions from
  holder of minority
  interest..............            0                 0            0            0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0        (1,142,237)           0            0        (1,142,237)
 Payment of stock
  issuance costs........            0          (722,001)           0            0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0       119,974,697            0            0       119,974,697
 Payment on line of
  credit/notes payable..            0       (22,874,147)           0            0       (22,874,147)
 Retirement of shares of
  common stock..........            0                 0            0            0                 0
 Distributions to
  holders of minority
  interest..............            0            (8,610)           0            0            (8,610)
 Distributions to
  limited partners......            0                 0     (500,000)           0          (500,000)
 Distributions to
  stockholders..........            0       (14,237,405)           0            0       (14,237,405)
 Other..................            0          (209,836)           0            0          (209,836)
                          -----------     -------------   ----------  -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        82,300,441     (500,000)           0        81,800,441
Net increase in cash....   (9,832,813)     (118,151,641)   1,411,854   (1,756,950)     (118,496,737)
Cash at beginning of
 year...................            0       127,401,796      352,648            0       127,754,444
                          -----------     -------------   ----------  -----------     -------------
Cash at end of year.....  $(9,832,813)    $   9,250,155   $1,764,502  $(1,756,950)    $   9,257,707
                          ===========     =============   ==========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                                                                    Historical
                                          Property                                     CNL       Historical
                                        Acquisition                                 Financial       CNL
                           Historical    Pro Forma                     Historical   Services,    Financial
                              APF       Adjustments        Subtotal      Advisor       Inc.        Corp.
                          ------------  ------------     ------------  -----------  ----------  ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $ 32,152,408  $ 19,030,497 (a) $ 51,182,905  $10,656,379  $(468,133)  $    427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........     4,042,290     2,889,368 (b)    6,931,658      119,923     79,234              0
 Amortization expense...        11,808                         11,808       56,003          0      2,246,273
 Minority interest in
  income of consolidated
  joint venture.........        30,156                         30,156            0          0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........       (15,440)                       (15,440)           0          0              0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................             0                              0            0          0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........       611,534                        611,534            0          0        398,042
 Gain on
  securitization........             0                              0            0          0     (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......             0                              0            0          0    265,871,668
 Decrease (increase) in
  other receivables.....       899,572                        899,572   (3,896,090)         0        453,105
 Increase in accrued
  interest income
  included in notes
  receivable............             0                              0            0          0       (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......             0                              0            0          0              0
 Investment in notes
  receivable............             0                              0            0          0   (288,590,674)
 Collections on notes
  receivable............             0                              0            0          0     23,539,641
 Decrease in restricted
  cash..................             0                              0            0          0      2,504,091
 Decrease (increase) in
  due from related
  party.................             0                              0            0     89,839     (1,043,527)
 Increase in prepaid
  expenses..............             0                              0            0      7,246              0
 Decrease in net
  investment in direct
  financing leases......     1,971,634                      1,971,634            0          0              0
 Increase in accrued
  rental income.........    (2,187,652)                    (2,187,652)           0          0              0
 Increase in intangibles
  and other assets......       (29,477)                       (29,477)     (44,716)   (20,635)       (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....       467,972                        467,972      156,317    325,898       (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..        31,255                         31,255            0   (164,619)             0
 Increase in accrued
  interest..............             0                              0            0          0        (77,968)
 Increase in rents paid
  in advance and
  deposits..............       436,843                        436,843            0          0              0
 Decrease in deferred
  rental income.........       693,372                        693,372            0          0              0
                          ------------  ------------     ------------  -----------  ---------   ------------
 Total adjustments......     6,963,867     2,889,368        9,853,235   (3,608,563)   316,963      1,610,591
                          ------------  ------------     ------------  -----------  ---------   ------------
 Net cash provided by
  (used in) operating
  activities............    39,116,275    21,919,865       61,036,140    7,047,816   (151,170)     2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............     2,385,941                      2,385,941            0          0              0
 Additions to land and
  buildings on operating
  leases................  (200,101,667)  (58,749,637)(e) (258,851,304)    (381,671)  (236,372)             0
 Investment in direct
  financing leases......   (47,115,435)                   (47,115,435)           0          0              0
 Investment in joint
  venture...............      (974,696)                      (974,696)           0          0              0
 Acquisition of
  businesses............
 Purchase of other
  investments...........   (16,083,055)                   (16,083,055)           0          0              0
 Net loss in market
  value from investments
  in trading
  securities............             0                              0            0          0        295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....             0                              0            0          0        212,821
 Investment in mortgage
  notes receivable......    (2,886,648)                    (2,886,648)           0          0              0
 Collections on mortgage
  note receivable.......       291,990                        291,990            0          0              0
 Investment in equipment
  notes receivable......    (7,837,750)                    (7,837,750)           0          0              0
 Collections on
  equipment notes
  receivable............     1,263,633                      1,263,633    1,783,240          0              0
 Decrease in restricted
  cash..................             0                              0            0          0              0
 Increase in intangibles
  and other assets......    (6,281,069)                    (6,281,069)           0          0              0
                                     0                              0            0          0              0
 Other..................             0                              0      200,000          0              0
                          ------------  ------------     ------------  -----------  ---------   ------------
 Net cash provided by
  (used in) investing
  activities............  (277,338,756)  (58,749,637)    (336,088,393)   1,601,569   (236,372)       508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....   385,523,966                    385,523,966      966,115     51,830         50,100
 Contributions from
  limited partners......             0                              0            0          0              0
                                     0                              0            0          0              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..    (4,574,925)                    (4,574,925)           0          0              0
 Payment of stock
  issuance costs........   (34,579,650)                   (34,579,650)           0          0              0
 Proceeds from borrowing
  on line of
  credit/notes payable..     7,692,040    33,656,518 (e)   41,348,558      198,296          0    413,555,624
 Payment on line of
  credit/notes payable..        (8,039)                        (8,039)           0          0   (411,805,787)
 Retirement of shares of
  common stock..........      (639,528)                      (639,528)           0          0              0
 Distributions to
  holders of minority
  interest..............       (34,073)                       (34,073)           0          0              0
 Distributions to
  limited partners......             0                              0            0          0              0
 Distributions to
  stockholders..........   (39,449,149)                   (39,449,149)  (9,364,488)         0              0
 Other..................       (95,101)                       (95,101)           0         24     (2,500,011)
                          ------------  ------------     ------------  -----------  ---------   ------------
 Net cash provided by
  (used in) financing
  activities............   313,835,541    33,656,518      347,492,059   (8,200,077)    51,854       (700,074)
 Net increase (decrease)
  in cash...............    75,613,060    (3,173,254)      72,439,806      449,308   (335,688)     1,845,986
 Cash at beginning of
  year..................    47,586,777                     47,586,777      264,000  1,298,261        680,092
                          ------------  ------------     ------------  -----------  ---------   ------------
 Cash at end of year....  $123,199,837  $ (3,173,254)    $120,026,583  $   713,308  $ 962,573   $  2,526,078
                          ============  ============     ============  ===========  =========   ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998



                           Combining                     Historical
                           Pro Forma        Combined     CNL Income   Pro Forma        Adjusted
                          Adjustments         APF       Fund V, Ltd. Adjustments      Pro Forma
                          -----------     ------------  ------------ -----------     ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  (16,371,829)(a) $ 45,426,456   $1,544,895  $   (87,550)(a) $ 46,883,801
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........     (340,898)(b)    6,789,917      267,254      110,474 (b)    7,167,645
 Amortization expense...    2,164,587 (c)    4,478,671            0                     4,478,671
 Minority interest in
  income of consolidated
  joint venture.........                        30,156      (67,013)                      (36,857)
 Equity in earnings of
  joint ventures, net of
  distributions.........                       (15,440)      41,898       33,159 (d)       59,617
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................                             0    (444,113)                      (444,113)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                     1,009,576      403,157                     1,412,733
 Gain on
  securitization........                    (3,356,538)           0                    (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                   265,871,668            0                   265,871,668
 Decrease (increase) in
  other receivables.....                    (2,543,413)      23,215                    (2,520,198)
 Increase in accrued
  interest income
  included in notes
  receivable............                      (170,492)           0                      (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                             0       (6,533)                       (6,533)
 Investment in notes
  receivable............                  (288,590,674)           0                  (288,590,674)
 Collections on notes
  receivable............                    23,539,641            0                    23,539,641
 Decrease in restricted
  cash..................                     2,504,091            0                     2,504,091
 Decrease (increase) in
  due from related
  party.................                      (953,688)           0                      (953,688)
 Increase in prepaid
  expenses..............                         7,246        7,435                        14,681
 Decrease in net
  investment in direct
  financing leases......                     1,971,634       38,017                     2,009,651
 Increase in accrued
  rental income.........                    (2,187,652)     (70,237)                   (2,257,889)
 Increase in intangibles
  and other assets......                      (154,351)           0                      (154,351)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities...........                       846,680     (100,554)                      746,126
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                      (133,364)      19,181                      (114,183)
 Increase in accrued
  interest..............                       (77,968)           0                       (77,968)
 Increase in rents paid
  in advance and
  deposits..............                       436,843       (6,867)                      429,976
 Decrease in deferred
  rental income.........                       693,372            0                       693,372
                          -----------     ------------   ----------  -----------     ------------
 Total adjustments......    1,823,689        9,995,915      104,840      143,633       10,244,388
                          -----------     ------------   ----------  -----------     ------------
 Net cash provided by
  (used in) operating
  activities............  (14,548,140)      55,422,371    1,649,735       56,083       57,128,189
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                     2,385,941    2,125,220                     4,511,161
 Additions to land and
  buildings on operating
  leases................                  (259,469,347)    (125,000)                 (259,594,347)
 Investment in direct
  financing leases......                   (47,115,435)           0                   (47,115,435)
 Investment in joint
  venture...............                      (974,696)    (765,201)                   (1,739,897)
 Acquisition of
  businesses............   (9,174,619)(f)   (9,174,619)           0   (1,528,381)(g)  (10,943,000)
                                                                  0     (240,000)(g)
 Purchase of other
  investments...........                   (16,083,055)           0                   (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                       295,514            0                       295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....                       212,821            0                       212,821
 Investment in mortgage
  notes receivable......                    (2,886,648)           0                    (2,886,648)
 Collections on mortgage
  note receivable.......                       291,990       19,931                       311,921
 Investment in equipment
  notes receivable......                    (7,837,750)           0                    (7,837,750)
 Collections on
  equipment notes
  receivable............                     3,046,873            0                     3,046,873
 Decrease in restricted
  cash..................                             0            0                             0
 Increase in intangibles
  and other assets......                    (6,281,069)           0                    (6,281,069)
                                                     0            0                             0
 Other..................                       200,000            0                       200,000
                          -----------     ------------   ----------  -----------     ------------
 Net cash provided by
  (used in) investing
  activities............   (9,174,619)    (343,389,380)   1,254,950   (1,768,381)    (343,902,911)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                   386,592,011            0                   386,592,011
 Contributions from
  limited partners......                             0            0                             0
                                                     0            0                             0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                    (4,574,925)           0                    (4,574,925)
 Payment of stock
  issuance costs........                   (34,579,650)           0                   (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                   455,102,478            0                   455,102,478
 Payment on line of
  credit/notes payable..                  (411,813,826)           0                  (411,813,826)
 Retirement of shares of
  common stock..........                      (639,528)           0                      (639,528)
 Distributions to
  holders of minority
  interest..............                       (34,073)           0                       (34,073)
 Distributions to
  limited partners......                             0   (3,913,327)                   (3,913,327)
 Distributions to
  stockholders..........                   (48,813,637)           0                   (48,813,637)
 Other..................                    (2,595,088)           0                    (2,595,088)
                          -----------     ------------   ----------  -----------     ------------
 Net cash provided by
  (used in) financing
  activities............            0      338,643,762   (3,913,327)           0      334,730,435
 Net increase (decrease)
  in cash...............  (23,722,759)      50,676,653   (1,008,642)  (1,712,298)      47,955,713
 Cash at beginning of
  year..................                    49,829,130    1,361,290                    51,190,420
                          -----------     ------------   ----------  -----------     ------------
 Cash at end of year....  (23,722,759)     100,505,783   $  352,648  $(1,712,298)    $ 99,146,133
                          ===========     ============   ==========  ===========     ============

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                               CNL
                                            Financial
                                            Services
                                 Advisor      Group     Income Fund      Total
                               ----------- -----------  ------------  ------------
     Shares Offered..........    3,800,000   2,350,000  1,012,515.75  7,162,515.75
     Exchange Value..........  $        20 $        20  $         20  $         20
                               ----------- -----------  ------------  ------------
     Share Consideration.....  $76,000,000 $47,000,000  $ 20,250,315  $143,250,315
     Cash Consideration......          --          --        240,000       240,000
     APF Transaction Costs...    5,668,870   3,505,749     1,528,381    10,703,000
                               ----------- -----------  ------------  ------------
         Total Purchase
          Price..............  $81,668,870 $50,505,749  $ 22,018,696  $154,193,315
                               =========== ===========  ============  ============
     Allocation of Purchase
      Price:
     Net Assets--Historical..  $ 7,141,252 $10,006,878  $ 16,430,173  $ 33,578,303
     Purchase Price
      Adjustments:
       Land and buildings on
        operating leases.....                              4,124,010     4,124,010
       Net investment in
        direct financing
        leases...............                              1,052,232     1,052,232
       Investment in joint
        ventures.............                                729,245       729,245
       Accrued rental
        income...............                               (254,992)     (254,992)
       Intangibles and other
        assets...............               (2,792,876)      (61,972)   (2,854,848)
       Goodwill*.............               43,291,747           --     43,291,747
       Excess purchase
        price................   74,527,618         --            --     74,527,618
                               ----------- -----------  ------------  ------------
         Total Allocation....  $81,668,870 $50,505,749  $ 22,018,696  $154,193,315
                               =========== ===========  ============  ============

    --------

    * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,527,618 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 43,291,747 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1.Common Stock
      (CFA, CFS,
      CFC)--Class
      A.............        8,600
       Common Stock
        (CFA, CFS,
        CFC)--Class
        B...........        4,825
       APIC (CFA,
        CFS, CFC)...   13,857,645
       Retained
        Earnings....    3,277,060
       Accumulated
        distributions
        in excess of
        earnings....   74,527,618
       Goodwill for
        CFC
        (Intangibles
        and other
        assets).....   43,291,747
        CFC/CFS Org
         Costs/Other
         Assets.....                2,792,876
        Cash to pay
         APF
         transaction
         costs......                9,174,619
        APF Common
         Stock......                   61,500
        APF APIC....              122,938,500
       (To record
        acquisition
        of CFA, CFS
        and CFC)

     2.Partners Capital................................... 16,430,173
       Land and buildings on operating leases.............  4,124,010
       Net investment in direct financing leases..........  1,052,232
       Investment in joint ventures.......................    729,245
        Accrued rental income.............................               254,992
        Intangibles and other assets......................                61,972
        Cash to pay APF Transaction costs.................             1,528,381
        Cash consideration to Income Fund.................               240,000
        APF Common Stock..................................                10,125
        APF APIC..........................................            20,240,190
       (To record acquisition of Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $268,812 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates........................... $  (292,575)
       Secured equipment lease fees...............................     (26,127)
       Advisory fees..............................................     (63,393)
       Reimbursement of administrative costs......................    (182,125)
       Acquisition fees...........................................      (9,483)
       Underwriting fees..........................................        (211)
       Administrative, executive and guarantee fees...............    (290,036)
       Servicing fees.............................................    (257,767)
       Development fees...........................................     (14,678)
       Management fees............................................    (697,364)
                                                                   -----------
         Total.................................................... $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income.................................................. $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs............................. $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $  (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill....................................... $541,147

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $5,177 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $      0
       Reimbursement of administrative costs.........................  (13,654)
                                                                      --------
                                                                      $(13,654)
                                                                      ========

    (l) Represents the elimination of $13,654 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $10,433 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $4,179 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $27,618 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $8,290 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates.......................... $ (1,773,406)
       Secured equipment lease fees..............................      (54,998)
       Advisory fees.............................................     (305,030)
       Reimbursement of administrative costs.....................     (408,762)
       Acquisition fees..........................................  (21,794,386)
       Underwriting fees.........................................     (388,491)
       Administrative, executive and guarantee fees..............   (1,233,043)
       Servicing fees............................................   (1,570,331)
       Development fees..........................................     (229,153)
       Management fees...........................................   (1,851,004)
                                                                  ------------
         Total................................................... $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income................................................. $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs........................... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $(1,851,004)
       Administrative executive and guarantee fees................  (1,233,043)
       Servicing fees.............................................  (1,269,357)
       Advisory fees..............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill..................................... $2,164,587

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $20,708 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees................................................ $      0
       Reimbursement of administrative costs..........................  (28,720)
                                                                       --------
                                                                       $(28,720)
                                                                       ========

    (l) Represents the elimination of $28,720 in administrative costs reimbursed by the Income Fund to the Advisor.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (m) Represents savings of $41,674 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $6,299 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $110,474 as a result of adjusting the historical basis of the real estate owned indirectly by the Income Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $33,159 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Concluded)


6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

Non-Cash Investing Activities:

On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II)The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

Non Cash Investing Activities:

On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund V, Ltd.
400 East South Street
Orlando, FL 32801-2878

                Re: CNL Income Fund V, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                Appendix B

             FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund V, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. Amendments to Merger Agreement

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

  1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

  1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

       "(B) Notes in accordance with Section 4.4 below."

  1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

       "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

  1.6 The following subsection shall be added to Section 10.2

       "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. General

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          /s/ James M. Seneff, Jr.________

                                          By: James M. Seneff, Jr.

                                          Its: Chairman and Chief Executive
                                           Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          /s/ Robert A. Bourne____________

                                          By: Robert A. Bourne

                                          Its: President

                                          CNL APF GP Corp.

                                          /s/ Robert A. Bourne____________

                                          By: Robert A. Bourne

                                          Its: President

                                          CNL INCOME FUND V, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          /s/ James M. Seneff, Jr.________

                                          By: James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          /s/ James M. Seneff, Jr.________

                                          By: James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne____________

                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.________

                                          James M. Seneff, Jr., as General
                                           Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund V, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 2,049,031 fully paid and nonassessable APF Common Shares (1,024,516 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $18,799,647, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 58,950,969 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 50,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $2,049,031 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $204,903 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND V, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                       SUPPLEMENT DATED            , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND VI, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund VI, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 8 limited partnerships, which we refer to collectively as the Income Funds, that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,865,194 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

  . We are uncertain as to the value at which APF Shares will trade following listing.

  . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

  . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

  . As stated below, the Acquisition is a taxable transaction.

  . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due        ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes if you vote "Against" the Acquisition, and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,566. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 1,865,194 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $920, $900 and $920, respectively, in distributions per $10,000 investment to you. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, assuming only your Income Fund is acquired in the Acquisition, we will receive 19,087 APF Shares. Finally, in the event that your Income Fund is not acquired, however, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999,

555 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds, if any, from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to certain risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would typically retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from

APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.02%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.77x and its ratio of debt-to-total assets would have been 27.04%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions;
(3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes including income, service, real estate and other taxes or mandatory employee benefits.

APF has tenants of two significant restaurant chains that have filed for bankruptcy protection.

   The fact that APF has tenants of two significant restaurant chains that have filed for bankruptcy protection may adversely affect APF's total rental, earned and interest income. Because all of APF's properties are leased on a triple-net basis, if a tenant has defaulted on its lease obligations or has declared bankruptcy, it would reduce APF's rental, earned and interest income until APF could lease those affected properties to a new tenant or tenants. As of March 31, 1999, your Income Fund had no tenants under bankruptcy protection, and therefore, assuming that your Income Fund is acquired by APF, you, as an APF stockholder or noteholder, may be subject to the adverse consequences associated with having tenants under bankruptcy protection.

Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive the notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions Number of                                            Estimated Value
 Investments   of Net Sales     APF      Estimated                                 of APF Shares
  Less any     Proceeds per    Shares    Value of                Estimated Value    per Average
Distributions     $10,000    Offered to APF Shares   Estimated    of APF Shares   $10,000 Original
of  Net Sales    Original      Income   Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1)    Fund    Income Fund  Expenses       Expenses         Investment
-------------  ------------- ---------- ----------- ----------- ----------------- ----------------
$35,000,000       $10,000    $1,865,194 $37,303,880  $421,000      $36,882,880        $10,429

--------
(1) Income Fund has had no distributions of net sales proceeds.


   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees(1)................................................... $ 21,111
      Appraisals and Valuation(2).....................................    6,435
      Fairness Opinions(3)............................................   30,000
      Solicitation Fees(4)............................................   16,346
      Printing and Mailing(5).........................................  106,781
      Accounting and Other Fees(6)....................................   44,133
                                                                       --------
          Subtotal.................................................... $224,806
                                                                       ========

                           Closing Transaction Costs

      Title, Transfer Tax and Recording Fees(7)....................... $ 89,999
      Legal Closing Fees(8)...........................................   44,455
      Partnership Liquidation Costs(9)................................   61,740
                                                                       --------
          Subtotal....................................................  196,194
                                                                       --------
      Total........................................................... $421,000
                                                                       ========

     --------

     (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

     (3) Each Income Fund received a fairness opinion from Legg
         Mason and incurred a fee of $30,000.

     (4) Aggregate solicitation fees to be incurred by the Income
         Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited
         Partners in your Income Fund.

     (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

     (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of your Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (June 1989). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
           , 1999 and will continue until the later of (a)           , 1999, a
date not less than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                                                       Quarter
                                                                        Ended
                                              Year Ended December 31,   March
                                              ------------------------   31,
                                               1996    1997     1998    1999
                                              ------- ------- -------- -------
Historical Distributions Paid to the General
 Partners and Affiliates:
  General Partner Distributions..............     --      --       --      --
  Accounting and Administrative Services..... $95,420 $87,877 $107,969 $25,028
  Broker/Dealer Commissions..................     --      --       --      --
  Due Diligence and Marketing Support Fees...     --      --       --      --
  Acquisition Fees...........................     --      --       --      --
  Asset Management Fees......................     --      --       --      --
  Real Estate Disposition Fees(1)............
                                              ------- ------- -------- -------
    Total historical......................... $95,420 $87,877 $107,969 $25,028
Pro Forma Distributions to Be Paid to the
 General Partners Following the Acquisition:
  Cash Distributions on APF Shares........... $40,555 $21,663 $ 36,841 $ 8,353
  Salary Compensation........................     --      --       --      --
                                              ------- ------- -------- -------
    Total pro forma.......................... $40,555 $21,663 $ 36,841 $ 8,353

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                      Year Ended December 31,
                                      ------------------------
                                                                Quarter Ended
                                                                March 31, 1999
                                                               ----------------
                                                                           Pro
                                      1994 1995 1996 1997 1998 Historical Forma
                                      ---- ---- ---- ---- ---- ---------- -----
Distributions from Income............ $876 $809 $793 $821 $885    $186    $132
Distributions from Return of
 Capital(1)..........................   24   91  127   79   35      39      96
                                      ---- ---- ---- ---- ----    ----    ----
    Total............................ $900 $900 $920 $900 $920    $225    $228
                                      ==== ==== ==== ==== ====    ====    ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved, from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have little or no opportunity to appreciate. Because APF is a growth-oriented company, you, as an APF stockholder, will have the opportunity to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

   (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

   (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

   (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                                Estimated
                               Original                                       Values of APF
                           Limited Partner                                      Shares per
                           Investments Less                          Going   Average Original
                          any Distributions   GAAP Book Liquidation Concern  Limited Partner
                         of Sales Proceeds(1)   Value    Value(2)   Value(2)    Investment
                         -------------------- --------- ----------- -------- ----------------
CNL Income Fund VI,
 Ltd....................       $10,000         $8,133     $9,726    $10,385      $10,429

--------

(1) Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law, to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Substantial Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive three material benefits. These benefits include:

  . With respect to our ownership in your Income Fund, we may be issued up to 19,087 APF Shares in accordance with the terms of your Income Fund's partnership agreement. The 19,087 APF Shares issued to us will have an estimated value, based on the exchange value, of approximately $381,740.

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                       Estimated Gain/(Loss)
                                                   per Average $10,000 Original
                                                   Limited Partner Investment(1)
                                                   -----------------------------
CNL Income Fund VI, Ltd...........................            $1,566

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

   .the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition described above. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units. Your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501(c)(7), (9), (17) or (20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      536,551 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,442,529)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (946,066)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (946,066)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,194,745)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income Acquisition
                        Combined     Fund VI,   Pro Forma          Adjusted
                           APF         Ltd.    Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 721,992   $  12,297 (j)     $15,257,450
 Fees.............       1,256,304          0     (13,437)(k)       1,242,867
 Interest and
 Other Income.....       7,687,325     15,456           0           7,702,781
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790   $737,448   $  (1,140)        $24,203,098
 Expenses:
 General and
 Administrative...       4,669,012     45,493     (25,435)(l),(m)   4,689,070
 Management and
 Advisory Fees....               0          0           0 (n)               0
 Fees to Related
 Parties..........          23,115          0           0              23,115
 Interest
 Expense..........       4,819,998          0           0           4,819,998
 State Taxes......         235,208      9,466       7,607 (o)         252,281
 Depreciation--
 Other............          65,819          0           0              65,819
 Depreciation--
 Property.........       1,896,278    113,840      58,077 (p)       2,070,195
 Amortization.....         543,919        413           0             544,332
 Transaction
 Costs............         125,926     33,125           0             159,051
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,381,275    202,337      40,249          12,623,861
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, and
 Provision for
 Losses on
 Properties.......     $11,085,515  $ 535,111   $ (41,389)        $11,579,237
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271    121,275     (14,631)(q)         123,915
 Provision For
 Loss on
 Properties.......        (215,797)         0           0            (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,886,989    656,386     (56,020)         11,487,355
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                   0
                       ------------ ---------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,886,989  $ 656,386   $ (56,020)        $11,487,355
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                    Property                                Historical    Historical
                                   Acquisition                                 CNL           CNL       Combining
                       Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF      Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513          29             542        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...            50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......      $ 41,269,740           0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............      $    548,862           0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564           0    $  1,083,564 $      --    $      --    $        --            0
Total assets....      $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,770,205 (v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....      $657,085,021           0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,190,575 (v1),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined     Fund VI,    Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          42         n/a                     584
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a $      9.38 $       n/a          $         0.25
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $    406.63 $       n/a          $        16.39
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $     11.25 $       n/a          $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...                 n/a         n/a         n/a                   3.26x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a      70,000         n/a                     n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a   1,844,144              45,341,545 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a   1,844,144              45,342,608
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     787,500         n/a          $   19,843,874 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         225         n/a          $          219 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $22,359,625 $10,680,361 (v2)     $  680,587,009
Mortgages/notes
receivable......      $  289,166,027 $       --  $         0          $  289,166,027
Receivables,
net.............      $   14,969,032 $    63,010 $    (9,648)(y)      $   15,022,394
Investment
in/due from
joint ventures..      $    1,083,564 $ 5,064,213 $ 1,504,683 (v2)     $    7,652,460
Total assets....      $1,053,353,527 $29,499,872 $ 8,409,213 (v2),(y) $1,091,262,612
Total
liabilities/minority
interest........         346,929,801 $ 1,035,856 $    (9,648)(y)      $  347,956,009
Total equity....      $  706,423,726 $28,464,016 $ 8,418,861 (v2)     $  743,306,603

--------

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
        Total                                        $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income  $ 62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs  $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees                              $  (697,364)
       Administrative executive and guarantee fees     (290,036)
       Servicing fees                                  (257,767)
       Advisory fees                                    (63,393)
                                                    ------------
                                                    $(1,308,560)
                                                    ============

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $536,551

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $12,297 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $      0
       Reimbursement of administrative costs   (13,437)
                                              --------
                                              $(13,437)
                                              ========

  (l) Represents the elimination of $13,437 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $11,998 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $7,607 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $58,077 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $14,631 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                         CNL Financial
                               Advisor   Services Group Income Fund      Total
                             ----------- -------------- ------------  ------------
     Shares Offered            3,800,000    2,350,000   1,844,143.85  7,994,143.85
     Exchange Value                  $20          $20            $20           $20
                             -----------  -----------   ------------  ------------
     Share Consideration     $76,000,000  $47,000,000   $ 36,882,877  $159,882,877
     Cash Consideration              --           --         421,000       421,000
     APF Transaction Costs     5,074,288    3,138,046      2,490,666    10,703,000
                             -----------  -----------   ------------  ------------
      Total Purchase Price   $81,074,288  $50,138,046   $ 39,794,543  $171,006,877
                             ===========  ===========   ============  ============
     Allocation of Purchase
     Price:
     ----------------------
     Net Assets --
      Historical             $ 7,141,252  $10,006,878   $ 28,464,016  $ 45,612,146
     Purchase Price
      Adjustments:
      Land and buildings on
       operating leases                                    8,509,246     8,509,246
      Net investment in
       direct financing
       leases                                              2,171,115     2,171,115
      Investment in joint
       ventures                                            1,504,683     1,504,683
      Accrued rental income                                 (809,258)     (809,258)
      Intangibles and other
       assets                              (2,792,876)       (45,259)   (2,838,135)
      Goodwill*                            42,924,044            --     42,924,044
      Excess purchase price   73,933,036          --             --     73,933,036
                             -----------  -----------   ------------  ------------
         Total Allocation    $81,074,288  $50,138,046   $ 39,794,543  $171,006,877
                             ===========  ===========   ============  ============

    --------

    *Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,933,036 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,924,044 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

   1. Common Stock (CFA, CFS, CFC)--Class A                8,600
     Common Stock (CFA, CFS, CFC)--Class B                 4,825
     APIC (CFA, CFS, CFC)                             13,857,645
     Retained Earnings                                 3,277,060
     Accumulated distributions in excess of earnings  73,933,036
     Goodwill for CFC (Intangibles and other assets)  42,924,044
      CFC/CFS Org Costs/Other Assets                               2,792,876
      Cash to pay APF transaction costs                            8,212,334
      APF Common Stock                                                61,500
      APF APIC                                                   122,938,500
     (To record acquisition of CFA, CFS and CFC)
   2.Partners Capital                                 28,464,016
     Land and buildings on operating leases            8,509,246
     Net investment in direct financing leases         2,171,115
     Investment in joint ventures                      1,504,683
      Accrued rental income                                          809,258
      Intangibles and other assets                                    45,259
      Cash to pay APF Transaction costs                            2,490,666
      Cash consideration to Income Funds                             421,000
      APF Common Stock                                                18,441
      APF APIC                                                    36,864,436
     (To record acquisition of Income Fund)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Fund of $9,648 in related party payables recorded as receivables by the Advisor.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND VI, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund VI, Ltd." in this supplement.

                               Quarter Ended
                                 March 31,                          Year Ended December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Revenues (1)............  $   858,723 $   868,941 $ 3,370,532 $ 3,456,406 $ 3,565,493 $ 3,438,286 $ 3,468,897
Net income (2)..........      656,386   1,036,913   3,020,881   2,899,882   2,803,601   2,861,381   3,095,028
Cash distributions
 declared (3)...........      787,500     787,500   3,220,000   3,150,000   3,220,000   3,150,000   3,150,000
Net income per unit (2).         9.28       14.69       42.75       41.06       39.65       40.47       43.80
Cash distributions
 declared per
 unit (2)...............        11.25       11.25       46.00       45.00       46.00       45.00       45.00
GAAP book value per
 unit...................       406.63      414.91      408.50      411.35      414.92      420.87      424.99
Weighted average number
 of Limited
 Partner units
 outstanding............       70,000      70,000      70,000      70,000      70,000      70,000      70,000
                                 March 31,                               December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Total assets............  $29,499,872 $30,059,945 $29,655,896 $29,993,069 $30,129,286 $30,442,314 $30,754,999
Total partners' capital.   28,464,016  29,043,662  28,595,130  28,794,249  29,044,367  29,460,766  29,749,385

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of the consolidated joint venture.

(2) Net income for the quarter ended March 31, 1998, includes $345,122 from gains on sale of land and building. Net income for the years ended December 31, 1997 and 1996, includes provision for loss on land and building of $263,186 and $77,023, respectively. In addition, net income for the years ended December 31, 1997, 1996 and 1995, includes $79,777, $1,706 and
    $7,370, respectively, from a loss on sale of land and buildings. Net income for the years ended December 31, 1998, 1997, 1995 and 1994, also includes $345,122, $626,804, $103,283 and $332,664, respectively, from gains on sale of land and buildings.

(3) Distributions for the years ended December 31, 1998 and 1996, include a special distribution to the Limited Partners of $70,000, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND VI, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 17, 1988, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of selected national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 42 restaurant properties, which included interests in six restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and five restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998, was cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses. Cash from operations was $960,251 and $861,169 for the quarters ended March 31, 1999 and 1998, respectively. The increase in cash from operations for the quarter ended March 31, 1999, is primarily a result of changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   In April 1998, the Income Fund entered into a joint venture arrangement, Melbourne Joint Venture, with CNL Income Fund XIV, Ltd., one of our affiliates, to construct and hold one restaurant property. During the quarter ended March 31, 1999, the Income Fund made additional capital contributions of approximately $114,900 to this joint venture to pay construction costs of the joint venture restaurant property accrued at December 31, 1998. As of March 31, 1999 the Income Fund owned a 50 percent interest in the profits and losses of the joint venture.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $1,158,507 invested in such short-term investments as compared to $1,170,686 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The funds remaining at March 31, 1999, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital, including acquisition and development of restaurant properties, and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $888,407 at March 31, 1999, from $915,817 at December 31, 1998, primarily as the result of the Income Fund accruing a special distribution of accumulated, excess operating reserves to the Limited Partners of $70,000 at December 31, 1998, which was paid in January 1999. The decrease in liabilities at March 31, 1999 is partially offset due to the Income Fund accruing transaction costs relating to the Acquisition. We believe the Income Fund has sufficient cash on hand to meet the Income Fund's current working capital needs.

   During the quarter ended March 31, 1999, one of the Income Fund's tenants decided to exercise the option under it four lease agreements to purchase four of the Income Fund's Burger King restaurant properties. We believe that the anticipated sales price for each restaurant property exceeds the Income Fund's net carrying value attributable to each of the respective restaurant properties. As of May 13, 1999, the sales had not occurred.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $787,500 for each of the quarters ended March 31, 1999 and 1998. This represents distributions for each applicable quarter of $11.25 per unit. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the Income Funds filed a lawsuit against us and APF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses, of $3,243,660, $3,156,041, and $3,310,762 for the years ended
December 31, 1998, 1997, and 1996, respectively. The increase in cash from operations during 1998 and 1997, each as compared to the previous year, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In January 1996, the Income Fund reinvested the remaining net sales proceeds from the 1995 sale of the restaurant property in Little Canada, Minnesota, in a Golden Corral restaurant property located in Clinton, North Carolina, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned an 18 percent interest in this restaurant property.

   In March 1996, the Income Fund entered into an agreement with the tenant of the restaurant properties in Chester, Pennsylvania, and Orlando, Florida, for payment of certain rental payment deferrals the Income Fund had granted to the tenant through March 31, 1996. Under the agreement, the Income Fund agreed to abate approximately $42,700 of the rental payment deferral amounts. The tenant made payments of approximately $18,600 in each of April 1996, March 1997, and April 1998 in accordance with the terms of the agreement, and has agreed to pay the Income Fund the remaining balance due of approximately $74,400 in four remaining annual installments through 2002.

   In December 1996, the Income Fund sold its restaurant property in Dallas, Texas, to an unrelated third party for $1,016,000 and received net sales proceeds of $982,980. This restaurant property was originally acquired by the Income Fund in June 1994 and had a cost of approximately $980,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $2,100 in excess of its original purchase price. Due to the fact that the Income Fund had recognized accrued rental income since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Income Fund wrote off the cumulative balance of such accrued rental income at the time of the sale of this restaurant property, resulting in a loss on land and building of $1,706 for financial reporting purposes. Due to the fact that the straight-lining of future rent increases over the term of the lease is a non-cash accounting adjustment, the write-off of these amounts is a loss for financial statement purposes only. In February 1997, the Income Fund reinvested the net sales proceeds, along with additional funds, in a Bertucci's restaurant property located in Marietta, Georgia, for a total cost of approximately $1,112,600. The transaction relating to the sale of the restaurant property in Dallas, Texas and the reinvestment of the net sales proceeds was structured to qualify as a like-kind exchange transaction for federal income tax purposes.

   In January 1997, Show Low Joint Venture, in which the Income Fund owns a 36 percent interest, sold the restaurant property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The restaurant property was originally contributed to Show Low Joint Venture in July 1990 and had a total cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the restaurant property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of the net sales proceeds in a restaurant property in Greensboro, North Carolina. As of December 31, 1998, the Income Fund had received approximately $70,000 representing a return of capital for its pro-rata share of the uninvested net sales proceeds.

   In July 1997, the Income Fund sold the restaurant property in Whitehall, Michigan, to an unrelated third party, for $665,000 and received net sales proceeds of $626,907, resulting in a loss of $79,777 for financial reporting purposes, as described below in "Results of Operations." The net sales proceeds were reinvested in a restaurant property in Overland Park, Kansas, with certain of our affiliates as tenants-in-common, in January 1998. In connection therewith, the Income Fund and the affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 34.74% interest in this restaurant property.

   In addition, in July 1997, the Income Fund sold its restaurant property in Naples, Florida, to an unrelated third party, for $1,530,000 and received net sales proceeds of $1,477,780, resulting in a gain of $186,550 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in December 1989 and had a cost of approximately $1,083,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $403,800 in excess of its original purchase price. In December 1997, the Income Fund reinvested the net sales proceeds in an IHOP restaurant property in Elgin, Illinois, for a total cost of approximately $1,484,100. A portion of the transaction, relating to the sale of the restaurant property in Naples, Florida, and the reinvestment of the net sales proceeds was structured to qualify as a like-kind exchange transaction for federal income tax purposes. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, at a level reasonably assumed by us, resulting from the sale.

   In addition, in July 1997, the Income Fund sold its restaurant property in Plattsmouth, Nebraska, to the tenant, for $700,000 and received net sales proceeds of $697,650, resulting in a gain of $156,401 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in January 1990 and had a cost of approximately $561,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $138,400 in excess of its original purchase price. In January 1998, the Income Fund reinvested the net sales proceeds in an IHOP restaurant property in Memphis, Tennessee, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and the affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 46.2% interest in this restaurant property. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes at a level reasonably assumed by us, resulting from the sale.

   In June 1997, the Income Fund terminated the lease with the tenant of the restaurant property in Greensburg, Indiana. In connection therewith, the Income Fund accepted a promissory note from this former tenant for $13,077 for amounts relating to past due real estate taxes the Income Fund had incurred as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum, and is being collected in 36 monthly installments. Receivables at December 31, 1998, included $9,561 of such amounts. In July 1997, the Income Fund entered into a new lease for the restaurant property in Greensburg, Indiana, with a new tenant to operate the restaurant property as an Arby's restaurant. In connection therewith, the Income Fund agreed to fund $125,000 in renovation costs. The renovations were completed in October 1997, at which time payments of rent commenced.

   In September 1997, the Income Fund sold its restaurant property in Venice, Florida, to an unrelated third party, for $1,245,000 and received net sales proceeds of $1,201,648, resulting in a gain of $283,853 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in August 1989 and had a cost of approximately $1,032,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $174,300 in excess of its original purchase price. In December 1997, the Income Fund reinvested the net sales proceeds in an IHOP restaurant property in Manassas, Virginia, for a total cost of approximately $1,126,800. A portion of the transaction relating to the sale of the restaurant property in Venice, Florida, and the reinvestment of the net sales proceeds was structured to qualify as a like-kind exchange transaction for federal income tax purposes. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes at a level reasonably assumed by us, resulting from the sale.

   In October 1997, the Income Fund and an affiliate, as tenants-in-common, sold the restaurant property in Yuma, Arizona, in which the Income Fund owned a 51.67% interest, for a total sales price of $1,010,000 and received net sales proceeds of $982,025, resulting in a gain, to the tenancy-in-common, of approximately $128,400 for financial reporting purposes. The restaurant property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the restaurant property was sold for approximately $120,300 in excess of its original purchase price. The Income Fund received approximately $455,000, representing a return of capital for its pro-rata share of the net sales proceeds. In December 1997, the Income Fund reinvested the amounts received as a return of capital from the sale of the Yuma, Arizona restaurant property, in a restaurant property in Vancouver, Washington, as tenants-in-common with certain of our affiliates. In connection therewith, the Income Fund and the affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 23.04% interest in this restaurant property. The transaction relating to the sale of the restaurant property in Yuma, Arizona and the reinvestment of the net sales proceeds was structured to qualify as a like-kind exchange transaction for federal income tax purposes.

   In January 1998, the Income Fund sold its restaurant property in Deland, Florida, to the tenant, for $1,250,000 and received net sales proceeds of $1,234,122, resulting in a gain of $345,122 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in October 1989 and had a cost of approximately $1,000,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $234,100 in excess of its original purchase price. In June 1998, the Income Fund reinvested the majority of the net sales proceeds in a restaurant property in Fort Myers, Florida, with one of our affiliates as tenants-in-common. The transaction relating to the sale of the restaurant property in Deland, Florida, and the reinvestment of the net sales proceeds, was structured to qualify as a like-kind exchange transaction for federal income tax purposes.

   In February 1998, the Income Fund sold its restaurant property in Melbourne, Florida, for $590,000 and received net sales proceeds of $552,910. Due to the fact that during 1997, the Income Fund recorded an allowance for loss of $158,239 for this restaurant property, no gain or loss was recognized for financial reporting purposes in February 1998, relating to the sale. In April 1998, the Income Fund contributed a portion of the net sales proceeds to Melbourne Joint Venture, with one of our affiliates, to construct and hold one restaurant property. As of December 31, 1998, the Income Fund had contributed an amount to purchase land and pay construction costs relating to the restaurant property owned by the joint venture. The Income Fund has agreed to contribute additional amounts to fund additional construction costs of the joint venture. The Income Fund expects to have a 50% interest in the profits and losses of the joint venture.

   In addition, in February 1998, the Income Fund sold its restaurant property in Liverpool, New York, for $157,500 and received net sales proceeds of $145,221. Due to the fact that in prior years the Income Fund recorded an allowance for loss of $181,970 for this restaurant property, no gain or loss was recognized for financial reporting purposes in February 1998, relating to the sale. The Income Fund intends to reinvest the net sales proceeds from the sale of this restaurant property in an additional restaurant property.

   In June 1998, the Income Fund sold its restaurant property in Bellevue, Nebraska, to a third party and received sales proceeds of $900,000. Due to the fact that during 1998 the Income Fund wrote off $155,528 in accrued rental income, representing a portion of the accrued rental income that the Income Fund had recognized since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, no gain or loss was recorded for financial reporting purposes in June 1998 relating to this sale. This restaurant property was originally acquired by the Income Fund in December 1989 and had a cost of approximately $899,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $500 in excess of its original purchase price. In September 1998, the Income Fund contributed the majority of the net sales proceeds to Warren Joint Venture. The Income Fund has an approximate 64 percent interest in the profits and losses of Warren Joint Venture and the remaining interest in this joint venture is held by one of our affiliates.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $1,170,686 invested in such short-term investments as compared to $1,614,759 at December 31, 1997. The decrease in cash and cash equivalents during 1998, is primarily due to the receipt of $626,907 in net sales proceeds from the sale of the restaurant property in Whitehall, Michigan in July 1997, which were being held at December 31, 1997, which were reinvested in a restaurant property in Overland Park, Kansas, as tenants-in-common with certain of our affiliates, in January 1998. This decrease is partially offset by an increase in cash and cash equivalents due to the receipt of $145,221 in net sales proceeds from the sale of the restaurant property in Liverpool, New York in February 1998. The funds remaining at December 31, 1998, after payment of distributions and other liabilities, will be used to invest in an additional restaurant property as described above and to meet the Income Fund's working capital and other needs.

   During 1998, 1997, and 1996, certain of our affiliates incurred on behalf of the Income Fund $103,157, $82,503, and $96,112, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $19,403 and $32,019, respectively, to affiliates for such amounts and accounting and administrative services. Other liabilities of the Income Fund, including distributions payable, decreased to $896,414 at December 31, 1998, from $1,022,326 at December 31, 1997. The decrease in other liabilities is partially attributable to the payment during 1998 of renovation costs accrued at December 31, 1997 for the restaurant property in Greensburg, Indiana, in connection with the new lease entered into in July 1997, as described above. In addition, the decrease in other liabilities at December 31, 1998 was due to a decrease in accrued and escrowed real estate taxes payable as a result of the Income Fund accruing real estate taxes relating to its restaurant property in Melbourne, Florida at December 31, 1997, after the tenant vacated the restaurant property in October 1997. This restaurant property was sold in 1998 and no accrual was made at December 31, 1998. Other liabilities also decreased due to a decrease in rents paid in advance at December 31, 1998. The decrease in other liabilities is partially offset by an increase in distributions payable as a result of the Income Fund accruing a special distribution payable to the Limited Partners of $70,000 at December 31, 1998. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, and cumulative excess operating reserves for the years ended December 31, 1998 and 1996, the Income Fund declared distributions to the Limited Partners of $3,220,000, $3,150,000, and $3,220,000 for the years ended December 31, 1998, 1997, and 1996, respectively. This represents distributions of $46, $45, and $46 per Unit for the years ended December 31, 1998, 1997, and 1996, respectively. No amounts distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we do not believe that working capital reserves are necessary at this time. In addition, because the leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarter ended March 31, 1998, the Income Fund and its consolidated joint venture, Caro Joint Venture, owned and leased 35 wholly owned restaurant properties, which included three restaurant properties that were sold during 1998, to operators of fast-food and family-style restaurant chains. During the quarter ended March 31, 1999, the Income Fund and Caro Joint Venture, owned and leased 32 wholly owned restaurant properties. In connection therewith, the Income Fund and Caro Joint Venture earned $712,817 and $756,260 during the quarters ended March 31, 1999 and 1998, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties. Rental and earned income decreased during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, primarily as a result of the sales during 1998 of the restaurant properties in Deland and Melbourne, Florida and Bellevue, Nebraska. Rental and earned income are expected to remain at reduced amounts while equity in earnings of joint ventures is expected to increase due to the fact that the Income Fund reinvested these net sales proceeds in joint ventures or in restaurant properties with our affiliates, as tenants-in-common.

   The decrease in rental and earned income during the quarter ended March 31, 1999 is also attributable to the fact that Caro Joint Venture established an allowance for doubtful accounts for past due rental amounts during the quarter ended March 31, 1999. Caro Joint Venture will continue to pursue collection of these past due rental amounts and any amounts collected will be recorded as income. In addition, rental and earned income were higher during the quarter ended March 31, 1998, due to the fact that Caro Joint Venture collected and recognized as income past due rental amounts for which it had previously established an allowance for doubtful accounts.

   For the quarters ended March 31, 1999 and 1998, the Income Fund also earned $9,175 and $32,390, respectively, in contingent rental income. The decrease in contingent rental income during the quarter ended March 31, 1999, is primarily attributable to a decrease in gross sales of certain restaurant properties, the leases of which require the payment of contingent rental income.

   For the quarter ended March 31, 1998, the Income Fund owned and leased three restaurant properties indirectly through joint venture arrangements and four restaurant properties as tenants-in-common with our affiliates. For the quarter ended March 31, 1999, the Income Fund owned and leased five restaurant properties indirectly through joint venture arrangements and five restaurant properties as tenants-in-common with our affiliates. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $123,775 and $56,496, respectively, attributable to net income earned by these joint ventures. The increase in net income earned by joint ventures during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily due to the fact that in 1998, the Income Fund reinvested the net sales proceeds it received from the 1998 sales of three restaurant properties in Melbourne Joint Venture and Warren Joint Venture and in a restaurant property in Fort Myers, Florida, with one of our affiliates as tenants-in-common.

   During the quarters ended March 31, 1999 and 1998, the Income Fund earned $15,456 and $36,676, respectively, in interest and other income. Interest and other income was higher during the quarter ended March 31, 1998, partially due to the fact that during the quarter ended March 31, 1998, the Income Fund earned interest on the net sales proceeds relating to the sale of the restaurant properties in Deland and Melbourne, Florida, and Liverpool, New York, pending the reinvestment of the net sales proceeds in additional restaurant properties. The Income Fund reinvested the net sales proceeds subsequent to March 31, 1998. Interest and other income was also higher during the quarter ended March 31, 1998, due to the fact that Caro Joint Venture recognized approximately $13,300 in other income during the quarter ended March 31, 1998, due to the fact that the tenant of the restaurant property in Caro, Michigan, paid past due real estate taxes relating to the restaurant property and the joint venture reversed such amounts during 1998 that it had previously accrued as payable during 1997.

   Operating expenses, including depreciation and amortization expense, were $202,337 and $177,150 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses for the quarter ended March 31, 1999, is primarily due to the fact that the Income Fund incurred $33,125 in transaction costs during the quarter ended March 31, 1999 related to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   As a result of the sale of the restaurant property in Deland, Florida, the Income Fund recognized a gain of $345,122 during the quarter ended March 31, 1998, for financial reporting purposes. No restaurant properties were sold during the quarter ended March 31, 1999.

 The Years Ended December 31, 1998, 1997 and 1996

   During 1996, the Income Fund and its consolidated joint venture, Caro Joint Venture owned and leased 38 wholly owned restaurant properties, including one restaurant property in Dallas, Texas, which was sold in December 1996, during 1997, the Income Fund owned and leased 40 wholly owned restaurant properties, including three restaurant properties which were sold in 1997, and during 1998, the Income Fund owned and leased 36 wholly owned restaurant properties, including four restaurant properties which were sold in 1998. In addition, during 1996, the Income Fund was a co-venturer in three separate joint ventures that each owned and leased one restaurant property, during 1997, the Income Fund was a co-venturer in three separate joint ventures that owned and leased a total of five restaurant properties, including one restaurant property in Show Low, Arizona, which was sold in January 1997, and during 1998, the Income Fund was a co-venturer in five separate joint ventures that owned and leased a total of six restaurant properties. During 1996, the Income Fund owned and leased two restaurant properties with affiliates as tenants-in-common, during 1997, the Income Fund owned and leased four restaurant properties with affiliates as tenants-in-common, including one restaurant property in Yuma, Arizona, which was sold in October, 1997, and during 1998, the Income Fund owned and leased five restaurant properties with affiliates as tenants-in-common. As of December 31, 1998, the Income Fund owned, either directly, as tenants-in-common with affiliates, or through joint venture arrangements, 42 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts payable in monthly installments ranging from approximately $37,900 to $222,800. Generally, the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some of the leases provide that, commencing in the fourth to sixth lease year, the percentage rent will be an amount equal to the greater of the percentage rent calculated under the lease formula or a specified percentage ranging from one to five percent of the purchase price or gross sales.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund and its consolidated joint venture, Caro Joint Venture, earned $2,823,377, $2,897,402, and $3,333,665, respectively, in rental income from operating leases, net of adjustments to accrued rental income, and earned income from direct financing leases. Rental and earned income decreased by approximately $185,200 during 1998 due to the sales of four restaurant properties during 1998. The decrease in rental and earned income during 1998 and 1997, each as compared to the previous year, was partially attributable to a decrease of approximately $226,600 and $159,400, during 1998 and 1997, respectively, as a result of the sales of four restaurant properties during 1997. The decrease in rental and earned income during 1997, as compared to 1996, was partially attributable to a decrease of $103,100 in rental and earned income from the sale of the restaurant property in Dallas, Texas in December 1996. The decrease in rental income during 1998 and 1997 was partially offset by an increase of approximately $19,600 and $109,400, respectively, due to the reinvestment of the net sales proceeds from the 1996 sale of the restaurant property in Dallas, Texas, in a restaurant property in Marietta, Georgia, in February 1997. The decrease in rental and earned income during 1998 and 1997 was partially offset by an increase of approximately $293,800 and $1,600, respectively, in rental and earned income due to the fact that the Income Fund reinvested the net sales proceeds from the 1997 sales of two restaurant properties in two IHOP restaurant properties in Elgin, Illinois and Manassas, Virginia in December 1997.

   In addition, the decrease in rental and earned income for 1998, as compared to 1997, was partially offset by the fact that during 1998, the Income Fund's consolidated joint venture collected and recognized as income past due rental amounts of approximately $36,000 for which the Income Fund had previously established an allowance for doubtful accounts. The decrease in rental income during 1998 as compared to 1997, was partially offset by, and the decrease in rental income during 1997, as compared to 1996, was attributable to, the fact that during 1997 the Income Fund's consolidated joint venture established an allowance for doubtful accounts for rental amounts unpaid by the tenant of the restaurant property in Caro, Michigan totalling approximately $84,500 due to financial difficulties the tenant was experiencing. No such allowance was established during 1998 or 1996.

   In addition, the decrease in rental and earned income during 1998 as compared to 1997, was partially offset by, and the decrease during 1997, as compared to 1996, was partially attributable to, the Income Fund increasing its allowance for doubtful accounts during 1997 by approximately $40,500 for rental amounts relating to the Hardee's restaurant property located in Greensburg, Indiana, due to financial difficulties the tenant was experiencing. No such allowance was recorded in 1998. Rental and earned income also decreased by approximately $43,700 during 1997 due to the fact that the Income Fund terminated the lease with the former tenant of the restaurant property in Greensburg, Indiana, in June 1997, as described above in "Liquidity and Capital Resources." We have agreed that they will cease collection efforts on past due rental amounts once the former tenant of this restaurant property pays all amounts due under the promissory note for past due real estate taxes described above in "Liquidity and Capital Resources." The decrease in rental and earned income in 1998 and 1997, each as compared to the previous year, was slightly offset by an increase of $18,400 and $14,200, respectively, in rental income from the new tenant of this restaurant property who began operating the restaurant property in 1997 after it was renovated into an Arby's restaurant property.

   In addition, the decrease in rental and earned income during 1998, as compared to 1997, was partially due to the fact that during June 1998, the Income Fund wrote off approximately $155,500 in accrued rental income relating to the restaurant property in Bellevue, Nebraska to adjust the carrying value of the asset to the net proceeds received from the sale of this restaurant property in June 1998. In addition, rental and earned income decreased during 1997, as a result of the Income Fund establishing an allowance for doubtful accounts during 1997 totalling approximately $107,100 for rental amounts relating to the restaurant property located in Melbourne, Florida, due to the fact that the tenant vacated the restaurant property in October 1997. The Income Fund will continue to pursue collection of past due rental amounts relating to this restaurant property and will recognize such amounts as income if collected. The Income Fund sold this restaurant property in February 1998, as described above in "Liquidity and Capital Resources."

   In addition, rental and earned income decreased by approximately $35,300 during 1997, as a result of the fact that in December 1996, the tenant ceased operations and vacated the restaurant property in Liverpool, New York. The Income Fund sold this restaurant property in February 1998, as described above in "Liquidity and Capital Resources."

   The decrease in rental and earned income during 1997, as compared to 1996, was offset by the fact that the Income Fund collected and recorded as income approximately $18,600 and $5,300, respectively, in rental payment deferrals for the two restaurant properties leased by the same tenant in Chester, Pennsylvania, and Orlando, Florida. Previously, the Income Fund had established an allowance for doubtful accounts for these amounts. These amounts were collected in accordance with the agreement entered into in March 1996, with the tenant to pay the remaining balance of the rental payment deferral amounts as discussed above in "Liquidity and Capital Resources."

   For the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $156,676, $147,437, and $110,073, respectively, in contingent rental income. The increase in contingent rental income during 1998 and 1997, each as compared to the previous year, is primarily attributable to increases in gross sales relating to certain restaurant properties whose leases require the payment of contingent rent.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $323,105, $280,331, and $97,381, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures during 1998, as compared to 1997, is primarily due to the fact that in 1998, the Income Fund reinvested the net sales proceeds it received from the 1997 and 1998 sales of three restaurant properties, in additional restaurant properties in Overland Park, Kansas; Memphis, Tennessee, and Fort Myers, Florida with certain of our affiliates as tenants-in-common. The increase in net income earned by joint ventures during 1998, as compared to 1997, was partially offset by, and the increase in 1997, as compared to 1996, was primarily due to, the fact that in January 1997, Show Low Joint Venture, in which the Income Fund owns a 36 percent interest, recognized a gain of approximately $360,000 for financial reporting purposes as a result of the sale of its restaurant property. Show Low Joint Venture reinvested the majority of the net sales proceeds in a replacement restaurant property in June 1997. In addition, in October 1997, the Income Fund and an affiliate, as tenants-in-common, sold the restaurant property in Yuma, Arizona, and recognized a gain of approximately $128,400 for financial reporting purposes, as described above in "Liquidity and Capital Resources." The Income Fund owned a 51.67% interest in the restaurant property in Yuma, Arizona, held as tenants-in-common with an affiliate. The Income Fund reinvested its portion of the net sales proceeds in a restaurant property in Vancouver, Washington, in December 1997, as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, four of the Income Fund's lessees, Golden Corral Corporation, Restaurant Management Services, Inc., Mid-America Corporation, and IHOP Properties, Inc. each contributed more than ten percent of the Income Fund's total rental income, including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from the restaurant properties owned by five unconsolidated joint ventures in which the Income Fund is a co-venturer and five restaurant properties owned with affiliates as tenants-in-common. As of December 31, 1998, Golden Corral Corporation and IHOP Properties, Inc. were each the lessees under leases relating to five restaurants, Restaurant Management Services, Inc. was the lessee under leases relating to seven restaurants and Mid-America Corporation was the lessee under leases relating to four restaurants. It is anticipated that, based on the minimum annual rental payments required by the leases, these four lessees each will continue to contribute more than ten percent of the Income Fund's total rental income during 1999. In addition, three restaurant chains, Golden Corral, Burger King, and IHOP each accounted for more than ten percent of the Income Fund's total rental income during the year ended December 31, 1998, including the Income Fund's consolidated joint venture and the Income Fund's share of the rental income from the restaurant properties owned by five unconsolidated joint ventures in which the Income Fund is a co-venturer and five restaurant properties owned with affiliates as tenants-in-common. In 1999, it is anticipated that these restaurant chains each will continue to account for more than ten percent of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   For the years ended 1998, 1997, and 1996, the Income Fund also earned $110,502, $119,961, and $49,056, respectively, in interest and other income. The increase in interest and other income during the year ended December 31, 1997, as compared to the year ended December 31, 1996, was primarily attributable to interest earned on the net sales proceeds received and held in escrow relating to the sales of several restaurant properties pending reinvestment of the net sales proceeds in additional restaurant properties.

   Operating expenses, including depreciation and amortization expense, were $694,773, $840,365, and $683,163 for the years ended December 31, 1998, 1997, and 1996, respectively. The decrease in operating expenses during 1998, as compared to 1997, and the increase in operating expenses during 1997, as compared to 1996, is partially due to the fact that the Income Fund recorded approximately $122,400 in bad debt expense and approximately $19,400 in real estate tax expense during 1997 for the restaurant property located in Melbourne, Florida, due to the fact that the tenant vacated the restaurant property in October 1997. The Income Fund sold this restaurant property in February 1998, as described above in "Liquidity and Capital Resources." In addition, during 1997, the Income Fund's consolidated joint venture, Caro Joint Venture, recorded bad debt expense and real estate tax expense of approximately $26,200 relating to the restaurant property located in Caro, Michigan, representing past due rental and other amounts. No such bad debt expense and real estate tax expense were recorded during the year ended December 31, 1998 due to the fact that the tenant has been making rental payments in accordance with the terms of its lease agreement.

   The decrease in operating expenses during 1998, as compared to 1997, was partially attributable to, and the increase in operating expenses during 1997 as compared to 1996, was partially offset by, the decrease in depreciation expense which resulted from the sale of several restaurant properties during 1998 and 1997 and the sale of the restaurant property in Dallas, Texas in December 1996. The decrease in depreciation expense was partially offset by an increase in depreciation expense attributable to the purchase of the restaurant property in Marietta, Georgia, in February 1997.

   The decrease in operating expenses for 1998, is partially offset by the fact that the Income Fund incurred $20,211 in transaction costs in 1998 related our retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition.

   As a result of the sale of the restaurant property in Deland, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $345,122 during the year ended December 31, 1998, for financial reporting purposes. As a result of the sales of the restaurant properties in Naples, Florida; Plattsmouth, Nebraska and Venice, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $626,804 during 1997 for financial reporting purposes. The gain for 1997 was partially offset by a loss of $79,777 for financial reporting purposes, resulting from the July 1997 sale of the restaurant property in Whitehall, Michigan, as described above in "Liquidity and Capital Resources." As a result of the sale of the restaurant property in Dallas, Texas, in December 1996, the Income Fund recognized a loss for financial reporting purposes of $1,706 for the year ended December 31, 1996, as discussed above in "Liquidity and Capital Resources."

   During the years ended December 31, 1996 and 1997, the Income Fund recorded provisions for losses on land and building in the amounts of $77,023 and $104,947, respectively, for financial reporting purposes for the restaurant property in Liverpool, New York. This lease was terminated in December 1996. The allowance at December 31, 1997, represented the difference between the restaurant property's carrying value at December

31, 1997 and the net realizable value of the restaurant property based on the net sales proceeds received in February 1998 from the sale of the restaurant property. The allowance at December 31, 1996, represented the difference between the restaurant property's carrying value at December 31, 1996 and the estimated net realizable value for this restaurant property based on an anticipated sales price to a third party. No such provision was recorded during the year ended December 31, 1998.

   During the year ended December 31, 1997, the Income Fund established an allowance for loss on land and an allowance for impairment in the carrying value of the net investment in direct financing lease for its restaurant property in Melbourne, Florida, in the amount of $158,239. The tenant of this restaurant property vacated the restaurant property in October 1997 and ceased making rental payments. The allowance represented the difference between the restaurant property's carrying value at December 31, 1997 and the net sales proceeds received in February 1998 from the sale of the restaurant property, as described above in "Liquidity and Capital Resources." No such provision was recorded during the year ended December 31, 1998 and 1996.

   The Income Fund's leases as of December 31, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.


Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999 the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates of the general partners provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team, for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.......   F-1
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998.....................................................................   F-2
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998............................   F-3
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998.................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998............................................................   F-5
Report of Independent Accountants.........................................   F-7
Balance Sheets as of December 31, 1998 and 1997...........................   F-8
Statements of Income for the Years Ended December 31, 1998, 1997 and 1996.   F-9
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996............................................................  F-10
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996.....................................................................  F-11
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996.................................................................  F-12
Unaudited Pro Forma Financial Information.................................  F-23
Unaudited Pro Forma Balance Sheet as of December 31, 1999.................  F-24
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999.....................................................................  F-26
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998.....................................................................  F-28
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended
 March 31, 1999...........................................................  F-30
Unaudited Pro Forma Statement of Cash Flows for the Year Ended
 December 31, 1998........................................................  F-32
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-34

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $3,699,926 and
 $3,586,086........................................... $18,446,004 $18,559,844
Net investment in direct financing leases.............   3,913,621   3,929,152
Investment in joint ventures..........................   5,064,213   5,021,121
Cash and cash equivalents.............................   1,158,507   1,170,686
Receivables, less allowance for doubtful accounts of
 $322,603 and $323,813................................      63,010     150,912
Prepaid expenses......................................       8,422         949
Lease costs, less accumulated amortization of $7,594
 and $7,181...........................................      10,106      10,519
Accrued rental income, less allowance for doubtful
 accounts of $41,869 and $38,944......................     809,258     785,982
Other assets..........................................      26,731      26,731
                                                       ----------- -----------
                                                       $29,499,872 $29,655,896
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    38,776 $     8,173
Accrued and escrowed real estate taxes payable........       5,041       2,500
Due to related party..................................       9,648      19,403
Distributions payable.................................     787,500     857,500
Rents paid in advance and deposits....................      47,442      28,241
                                                       ----------- -----------
    Total liabilities.................................     888,407     915,817
Commitment (Note 3)
Minority interest.....................................     147,449     144,949
Partners' capital.....................................  28,464,016  28,595,130
                                                       ----------- -----------
                                                       $29,499,872 $29,655,896
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                             Quarter Ended
                                                                March 31,
                                                           --------------------
                                                             1999       1998
                                                           --------  ----------
Revenues:
 Rental income from operating leases.....................  $600,737  $  632,051
 Earned income from direct financing leases..............   112,080     124,209
 Contingent rental income................................     9,175      32,390
 Interest and other income...............................    15,456      36,676
                                                           --------  ----------
                                                            737,448     825,326
                                                           --------  ----------
Expenses:
 General operating and administrative....................    40,783      45,465
 Professional services...................................     4,710       5,870
 State and other taxes...................................     9,466       9,905
 Depreciation and amortization...........................   114,253     115,910
 Transaction costs.......................................    33,125         --
                                                           --------  ----------
                                                            202,337     177,150
                                                           --------  ----------
Income Before Minority Interest in Income of Consolidated
 Joint Venture, Equity in Earnings of Unconsolidated
 Joint Ventures and Gain on Sale of Land and Buildings...   535,111     648,176
Minority Interest in Income of Consolidated Joint
 Venture.................................................    (2,500)    (12,881)
Equity in Earnings of Unconsolidated Joint Ventures......   123,775      56,496
Gain on Sale of Land and Buildings.......................       --      345,122
                                                           --------  ----------
Net Income...............................................  $656,386  $1,036,913
                                                           ========  ==========
Allocation of Net Income:
 General partners........................................  $  6,564  $    8,488
 Limited partners........................................   649,822   1,028,425
                                                           --------  ----------
                                                           $656,386  $1,036,913
                                                           ========  ==========
Net Income Per Limited Partner Unit......................  $   9.28  $    14.69
                                                           ========  ==========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................    70,000      70,000
                                                           ========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   257,690  $   229,363
  Net income........................................        6,564       28,327
                                                      -----------  -----------
                                                          264,254      257,690
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   28,337,440   28,564,886
  Net income........................................      649,822    2,992,554
  Distributions ($11.25 and $46.00 per limited
   partner unit, respectively)......................     (787,500)  (3,220,000)
                                                      -----------  -----------
                                                       28,199,762   28,337,440
                                                      -----------  -----------
Total partners' capital.............................  $28,464,016  $28,595,130
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                            Quarter Ended
                                                              March 31,
                                                        -----------------------
                                                           1999        1998
                                                        ----------  -----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities...........  $  960,251  $   861,169
                                                        ----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and buildings..........         --     1,932,253
    Additions to land and buildings on operating
     leases...........................................         --      (125,000)
    Investment in joint ventures......................    (114,930)  (1,253,755)
    Decrease (Increase) in restricted cash............         --      (536,967)
                                                        ----------  -----------
      Net cash provided by (used in) investing
       activities.....................................    (114,930)      16,531
                                                        ----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................    (857,500)    (787,500)
    Distributions to holder of minority interest......         --        (9,801)
                                                        ----------  -----------
      Net cash used in financing activities...........    (857,500)    (797,301)
                                                        ----------  -----------
Net Increase (Decrease) in Cash and Cash Equivalents..     (12,179)      80,399
Cash and Cash Equivalents at Beginning of Quarter.....   1,170,686    1,614,759
                                                        ----------  -----------
Cash and Cash Equivalents at End of Quarter...........  $1,158,507  $ 1,695,158
                                                        ==========  ===========
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of
   quarter............................................  $  787,500  $   787,500
                                                        ==========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VI, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its approximate 66 percent interest in the accounts of Caro Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Merger Transaction:

   On March 11, 1999 the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,730,388 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,721,726 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited

                          CNL INCOME FUND V, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

partner of the CNL Income Funds files a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

3. Commitments:

   During the quarter ended March 31, 1999, one of the Partnership's tenants decided to exercise the option under its four lease agreements to purchase four of the Partnership's Burger King properties. The general partners believe that the anticipated sales price for each property exceeds the Partnership's net carrying value attributable to each of the respective properties. As of May 13, 1999, the sales had not occurred.

4. Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 1,865,194 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund VI, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund VI, Ltd. ( a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 19, 1999, except for Note 12,

 for which the date is March 11, 1999 and

 Note 13 for which the date is June 3, 1999

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $18,559,844 $20,785,684
Net investment in direct financing leases, less
 allowance for impairment in carrying value............   3,929,152   4,708,841
Investment in joint ventures...........................   5,021,121   1,130,139
Cash and cash equivalents..............................   1,170,686   1,614,759
Restricted cash........................................         --      709,227
Receivables, less allowance for doubtful accounts of
 $323,813 and $363,410.................................     150,912     157,989
Prepaid expenses.......................................         949       4,235
Lease costs, less accumulated amortization of $7,181
 and $5,581............................................      10,519      12,119
Accrued rental income, less allowance for doubtful
 accounts of $38,944 and $27,245.......................     785,982     843,345
Other assets...........................................      26,731      26,731
                                                        ----------- -----------
                                                        $29,655,896 $29,993,069
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     8,173 $    14,138
Accrued construction costs payable.....................         --      125,000
Accrued and escrowed real estate taxes payable.........       2,500      38,025
Due to related parties.................................      19,403      32,019
Distributions payable..................................     857,500     787,500
Rents paid in advance and deposits.....................      28,241      57,663
                                                        ----------- -----------
    Total liabilities..................................     915,817   1,054,345
Minority interest......................................     144,949     144,475
Partners' capital......................................  28,595,130  28,794,249
                                                        ----------- -----------
                                                        $29,655,896 $29,993,069
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $2,520,346  $2,465,817  $2,776,776
  Adjustments to accrued rental income....    (167,227)    (17,548)       (537)
  Earned income from direct financing
   leases.................................     470,258     449,133     557,426
  Contingent rental income................     156,676     147,437     110,073
  Interest and other income...............     110,502     119,961      49,056
                                            ----------  ----------  ----------
                                             3,090,555   3,164,800   3,492,794
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     160,358     156,847     159,388
  Professional services...................      32,400      25,861      32,272
  Bad debt expense........................      12,854     131,184         --
  Real estate taxes.......................         --       43,676         --
  State and other taxes...................      10,392       8,969       7,930
  Depreciation and amortization...........     458,558     473,828     483,573
  Transaction costs.......................      20,211         --          --
                                            ----------  ----------  ----------
                                               694,773     840,365     683,163
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint
 Ventures, Gain (Loss) on Sale of Land and
 Buildings and Net Investment in Direct
 Financing Leases and Provision for Loss
 on Land and Building and Impairment in
 Carrying Value of Net Investment in
 Direct Financing Lease...................   2,395,782   2,324,435   2,809,631
Minority interest in Income of Consoli-
 dated Joint Venture......................     (43,128)     11,275     (24,682)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     323,105     280,331      97,381
Gain (Loss) on Sale of Land and Buildings
 and Net Investment in Direct Financing
 Leases...................................     345,122     547,027      (1,706)
Provision for Loss on Land and Buildings
 and Impairment in Carrying Value of Net
 Investment in Direct Financing Lease.....         --     (263,186)    (77,023)
                                            ----------  ----------  ----------
Net Income................................  $3,020,881  $2,899,882  $2,803,601
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   28,327  $   25,353  $   28,337
  Limited partners........................   2,992,554   2,874,529   2,775,264
                                            ----------  ----------  ----------
                                            $3,020,881  $2,899,882  $2,803,601
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    42.75  $    41.06  $    39.65
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................      70,000      70,000      70,000
                                            ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance,
 December 31, 1995......    $1,000      $174,673    $35,000,000  $(19,214,226)  $17,514,319 $(4,015,000) $29,460,766
 Distributions to
  limited partners
  ($46.00 per limited
  partner unit).........       --            --             --     (3,220,000)          --          --    (3,220,000)
 Net income.............       --         28,337            --            --      2,775,264         --     2,803,601
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance,
 December 31, 1996......     1,000       203,010     35,000,000   (22,434,226)   20,289,583  (4,015,000)  29,044,367
 Distributions to
  limited partners
  ($45.00 per limited
  partner unit).........       --            --             --     (3,150,000)          --          --    (3,150,000)
 Net income.............       --         25,353            --            --      2,874,529         --     2,899,882
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance,
 December 31, 1997......     1,000       228,363     35,000,000   (25,584,226)   23,164,112  (4,015,000)  28,794,249
 Distributions to
  limited partners
  ($46.00 per limited
  partner unit).........       --            --             --     (3,220,000)          --          --    (3,220,000)
 Net income.............       --         28,327            --            --      2,992,554         --     3,020,881
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance,
 December 31, 1998......    $1,000      $256,690    $35,000,000  $(28,804,226)  $26,156,666 $(4,015,000) $28,595,130
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
   Cash received from tenants...........  $ 3,092,644  $ 3,097,751  $ 3,363,188
   Distributions from unconsolidated
    joint ventures......................      328,721      144,016      114,163
   Cash paid for expenses...............     (270,339)    (180,530)    (203,432)
   Interest received....................       92,634       94,804       36,843
                                          -----------  -----------  -----------
     Net cash provided by operating
      activities........................    3,243,660    3,156,041    3,310,762
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
   Proceeds from sale of land and
    buildings...........................    2,832,253    4,003,985      982,980
   Additions to land and buildings on
    operating leases....................     (125,000)  (2,666,258)         --
   Investment in direct financing
    leases..............................          --    (1,057,282)         --
   Investment in joint ventures.........   (3,896,598)    (521,867)    (146,090)
   Return of capital from joint
    ventures............................          (84)     524,975          --
   Collections on mortgage note
    receivable..........................          --           --         3,033
   Decrease (increase) in restricted
    cash................................      697,650      279,367     (977,017)
   Payment of lease costs...............       (3,300)      (3,300)      (3,300)
                                          -----------  -----------  -----------
     Net cash provided by (used in)
      investing activities..............     (495,079)     559,620     (140,394)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
   Distributions to limited partners....   (3,150,000)  (3,220,000)  (3,150,000)
   Distributions to holder of minority
    interest............................      (42,654)      (8,832)     (13,437)
                                          -----------  -----------  -----------
     Net cash used in financing
      activities........................   (3,192,654)  (3,228,832)  (3,163,437)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................     (444,073)     486,829        6,931
Cash and Cash Equivalents at Beginning
 of Year................................    1,614,759    1,127,930    1,120,999
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,170,686  $ 1,614,759  $ 1,127,930
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 3,020,881  $ 2,899,882  $ 2,803,601
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
   Bad debt expense.....................       12,854      131,184          --
   Depreciation.........................      456,958      471,938      481,683
   Amortization.........................        1,600        1,890        1,890
   Minority interest in income of
    consolidated joint venture..........       43,128      (11,275)      24,682
   Equity in earnings of unconsolidated
    joint ventures, net of
    distributions.......................        5,616     (136,315)      16,782
   Loss (gain) on sale of land and
    building............................     (345,122)    (547,027)       1,706
   Provision for loss on land and
    building and impairment in carrying
    value of net investment in direct
    financing lease.....................          --       263,186       77,023
   Decrease (increase) in receivables...        8,649       17,113      (90,360)
   Decrease (increase) in prepaid
    expenses............................        3,286       (3,072)       4,087
   Decrease in net investment in direct
    financing leases....................       63,868       67,389       68,177
   Decrease (increase) in accrued rental
    income..............................       51,142      (81,244)    (103,935)
   Increase (decrease) in accounts
    payable and accrued expenses........      (37,246)      25,964        2,529
   Increase (decrease) in due to related
    parties.............................      (12,532)      29,470       (3,391)
   Increase (decrease) in rents paid in
    advance and deposits................      (29,422)      26,958       26,288
                                          -----------  -----------  -----------
     Total adjustments..................      222,779      256,159      507,161
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,243,660  $ 3,156,041  $ 3,310,762
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Distributions declared and unpaid at
  December 31...........................  $   857,500  $   787,500  $   857,500
                                          ===========  ===========  ===========

              See accompanying notes fo financial statements.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund VI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and accrued rental income, and to decrease rental or other income or increase bad debt expense for the current

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its approximate 66 percent interest in Caro Joint Venture, a Florida general partnership, using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, Warren Joint Venture, and Melbourne Joint Venture and properties in Clinton, North Carolina, Vancouver, Washington; Overland Park, Kansas; Memphis, Tennessee and Fort Myers, Florida, each of which is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with the affiliates.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees and lease incentive costs incurred in finding new tenants and negotiating new leases for the Partnership's properties are amortized over the terms of the new leases using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of some of these leases are operating leases. Substantially all leases are for 10 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                   1998         1997
                                -----------  -----------
      Land....................  $ 8,558,191  $10,046,309
      Buildings...............   13,587,739   14,344,114
                                -----------  -----------
                                 22,145,930   24,390,423
      Less accumulated
       depreciation...........   (3,586,086)  (3,327,334)
                                -----------  -----------
                                 18,559,844   21,063,089
      Less allowance for loss
       on land and building...          --      (277,405)
                                -----------  -----------
                                $18,559,844  $20,785,684
                                ===========  ===========

   In February 1997, the Partnership reinvested the net sales proceeds from the sale of a property in Dallas, Texas, along with additional funds, in a Bertucci's property in Marietta, Georgia, for a total cost of approximately $1,112,600.

   In July 1997, the Partnership sold the property in Whitehall, Michigan, to a third party, for $665,000 and received net sales proceeds of $626,907, resulting in a loss of $79,777 for financial reporting purposes.

   In addition, in July 1997, the Partnership sold its property in Naples, Florida, to a third party, for $1,530,000 and received net sales proceeds of $1,477,780, resulting in a gain of $186,550 for financial reporting purposes. This property was originally acquired by the Partnership in December 1989 and had a cost of approximately $1,083,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the partnership sold the property for approximately $403,800 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in an IHOP property in Elgin, Illinois, for a total cost of approximately $1,484,100.

   In July 1997, the Partnership entered into a new lease for the property in Greensburg, Indiana, with a new tenant to operate the property as an Arby's restaurant. In connection therewith, the Partnership incurred $125,000 in renovation costs, which were paid in 1998.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In September 1997, the Partnership sold its property in Venice, Florida, to a third party, for $1,245,000 and received net sales proceeds of $1,201,648, resulting in a gain of $283,853 for financial reporting purposes. This property was originally acquired by the Partnership in August 1989 and had a cost of approximately $1,032,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $174,300 in excess of its original purchase price. In December 1997, the Partnership reinvested the net sales proceeds in an IHOP property in Manassas, Virginia, for a total cost of approximately $1,126,800.

   In 1997, the Partnership recorded a provision for loss on land and building in the amount of $104,947 for financial reporting purposes for the property in Liverpool, New York. The terms of this lease were terminated in December 1996. This allowance represented the difference between (i) the property's carrying value at December 31, 1997, and (ii) the net realizable value of the property based on the net sales proceeds of $145,221 received in February 1998 from the sale of the property. Due to the fact that in 1997 and prior years, the Partnership had recorded an allowance for loss totalling $181,970 for this property, no gain or loss was recognized for financial reporting purposes during 1998 relating to the sale of this Property in February 1998.

   During 1997, the Partnership established an allowance for loss on land in the amount of $95,435 for its property in Melbourne, Florida. The tenant of this Property vacated the property in October 1997 and ceased making rental payments. The allowance represents the difference between the property's carrying value for the land at December 31, 1997, and the net realizable value of the land based on the net sales proceeds of $552,910 received in February 1998 from the sale of the property. No gain or loss was recognized for financial reporting purposes relating to the sale of this property in February 1998.

   In January 1998, the Partnership sold its property in Deland, Florida, to the tenant for $1,250,000 and received net sales proceeds of $1,234,122, resulting in a gain of $345,122 for financial reporting purposes. This property was originally acquired by the Partnership in October 1989 and had a cost of approximately $1,000,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $234,100 in excess of its original purchase price. In June 1998, the Partnership sold its property in Bellevue, Nebraska, and received sales proceeds of $900,000. Due to the fact that during 1998, the Partnership wrote off $155,528 in accrued rental income, representing the majority of the accrued rental income that the Partnership had recognized since the inception of the lease relating to the straight-lining of future scheduled rent increases in accordance with generally accepted accounting principles, no gain or loss was recorded for financial reporting purposes in June 1998 relating to this sale. This property was originally acquired by the Partnership in December 1989 and had a cost of approximately $899,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $500 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized a loss of $51,142 (net of $155,528 in write-offs and $11,699 in reserves), and income of $81,244 (net of $17,548 in reserves) and $103,935 (net of $537 in reserves), respectively, of such rental income.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

     1999........................................................... $ 2,329,253
     2000...........................................................   2,402,277
     2001...........................................................   2,451,812
     2002...........................................................   2,466,895
     2003...........................................................   2,458,306
     Thereafter.....................................................  11,370,855
                                                                     -----------
                                                                     $23,479,398
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1998         1997
                                                      -----------  -----------
     Minimum lease payments receivable............... $ 7,212,677  $ 9,313,752
     Estimated residual values.......................   1,440,446    1,655,911
     Less unearned income............................  (4,723,971)  (6,198,018)
                                                      -----------  -----------
                                                        3,929,152    4,771,645
     Less allowance for impairment in carrying val-
      ue.............................................         --       (62,804)
                                                      -----------  -----------
     Net investment in direct financing leases....... $ 3,929,152  $ 4,708,841
                                                      ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

     1999............................................................ $  486,632
     2000............................................................    488,772
     2001............................................................    501,492
     2002............................................................    501,492
     2003............................................................    501,492
     Thereafter......................................................  4,732,797
                                                                      ----------
                                                                      $7,212,677
                                                                      ==========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (See Note 3).

   In July 1997, the Partnership sold its property in Naples, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and estimated residual values) and unearned income relating to this property were removed from the accounts and the gain from the sale relating to this property was reflected in income (Note 3).

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, in July 1997, the Partnership sold its property in Plattsmouth, Nebraska, to the tenant, for $700,000 and received net sales proceeds of $697,650, resulting in a gain of $156,401 for financial reporting purposes. This property was originally acquired by the Partnership in January 1990 and had a cost of approximately $561,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $138,400 in excess of its original purchase price.

   At December 31, 1997, the Partnership had established an allowance for impairment in carrying value in the amount of $62,804 for its property in Melbourne, Florida. The allowance represents the difference between (i) the carrying value of the net investment in the direct financing lease at December 31, 1997, and (ii) the net realizable value of the net investment in the direct financing lease based on the net sales proceeds received in February 1998 from the sale of the property (see Note 3).

   In June 1998, the Partnership sold its property in Bellevue, Nebraska, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and estimated residual value) and unearned income relating to this property were removed from the accounts (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 3.9%, a 36 percent, a 14.46%, and an 18 percent interest in the profits and losses of Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, and a property in Clinton, North Carolina, held as tenants-in-common, respectively. The remaining interests in these joint ventures and the property held as tenants in common are held by affiliates of the Partnership which have the same general partners.

   In January 1997, Show Low Joint Venture, in which the Partnership owns a 36 percent interest, sold its property to the tenant for $970,000, resulting in a gain to the joint venture of approximately $360,000 for financial reporting purposes. The property was originally contributed to Show Low Joint Venture in July 1990 and had a cost of approximately $663,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold the property for approximately $306,500 in excess of its original purchase price. In June 1997, Show Low Joint Venture reinvested $782,413 of net sales proceeds in a property in Greensboro, North Carolina. During 1997, the Partnership received approximately $70,000 representing a return of capital, for its pro-rata share of the uninvested net sales proceeds.

   In October 1997, the Partnership and an affiliate, as tenants-in-common, sold the property in Yuma, Arizona, in which the Partnership owned a 51.67% interest, for a total sales price of $1,010,000 and received net sales proceeds of $982,025, resulting in a gain, to the tenancy-in-common, of approximately $128,400 for financial reporting purposes. The property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the property was sold for approximately $120,300 in excess of its original purchase price. The Partnership received approximately $455,000 representing a return of capital for its pro-rata share of the net sales proceeds. In December 1997, the Partnership reinvested the amounts received as a return of capital from the sale of the Yuma, Arizona property, in a property in Vancouver, Washington, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in the property in Vancouver, Washington, using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 23.04% interest in the Vancouver, Washington, property owned with affiliates as tenants-in-common.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In January 1998, the Partnership contributed approximately $558,800 and $694,800 to acquire a property in Overland Park, Kansas, and a property in Memphis, Tennessee, respectively, as tenants-in-common with affiliates of the general partners. As of December 31, 1998, the Partnership had a 34.74% and a 46.2% interest in the property in Overland Park, Kansas and Memphis, Tennessee, respectively. In June 1998, the Partnership contributed approximately $1,249,300 to acquire a property in Fort Myers, Florida, as tenants-in-common with an affiliate of the general partners. As of December 31, 1998, the Partnership had an 85 percent interest in the property in Fort Myers, Florida. The Partnership accounts for its investments in these properties using the equity method since the Partnership shares control with affiliates, and amounts relating to its investments are included in investment in joint ventures.

   In April 1998, the Partnership entered into a joint venture arrangement, Melbourne Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. As of December 31, 1998, the Partnership had contributed approximately $494,900 to purchase land and pay construction costs relating to the property owned by the joint venture and has agreed to contribute an additional $31,300 to fund additional construction costs to the joint venture. At December 31, 1998, the Partnership had an approximate 50 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   In September 1998, the Partnership entered into a joint venture arrangement, Warren Joint Venture, with an affiliate of the general partners to hold one restaurant property. As of December 31, 1998, the Partnership had contributed approximately $898,100 to the joint venture to acquire the restaurant property. As of December 31, 1998, the Partnership owned a 64.29% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

   Auburn Joint Venture, Show Low Joint Venture, Asheville Joint Venture, Melbourne Joint Venture, Warren Joint Venture, and the Partnership and affiliates as tenants-in-common in five separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the properties held as tenants-in-common with affiliates at December 31:

                                                           1998        1997
                                                        ----------- ----------
     Land and buildings on operating leases, less
      accumulated depreciation......................... $ 9,030,392 $4,568,842
     Net investment in direct financing leases.........   3,331,869    911,559
     Cash..............................................      12,138      7,991
     Receivables.......................................      56,360     22,230
     Accrued rental income.............................     237,451    160,197
     Other assets......................................       1,190        414
     Liabilities.......................................     105,868      7,557
     Partners' capital.................................  12,563,532  5,663,676
     Revenues..........................................   1,098,957    471,627
     Gain on sale of land and building.................         --     488,372
     Net income........................................     959,057    889,883

   The Partnership recognized income totalling $323,105, $280,331, and $97,381 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

6. Restricted Cash:

   As of December 31, 1997, net sales proceeds of $697,650 from the sale of the property in Plattsmouth, Nebraska, plus accrued interest of $11,577, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In January 1998, the escrow agent released these funds to acquire the property in Memphis, Tennessee, with affiliates of the general partners, as tenants-in-common.

7. Receivables:

   In June 1997, the Partnership terminated the lease with the tenant of the property in Greensburg, Indiana. In connection therewith, the Partnership accepted a promissory note from this former tenant for $13,077 for amounts relating to past due real estate taxes the Partnership had incurred as a result of the former tenant's financial difficulties. The promissory note, which is uncollateralized, bears interest at a rate of ten percent per annum and is being collected in 36 monthly installments. Receivables at December 31, 1998 and 1997, included $9,561 and $13,631, respectively, of such amounts, including accrued interest of $554 in 1997.

8. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996 the Partnership declared distributions to the limited partners of $3,220,000, $3,150,000 and $3,220,000, respectively. No distributions have been made to the general partners to date.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $3,020,881  $2,899,882  $2,803,601
   Depreciation for tax reporting purposes
    in excess of depreciation for
    financial reporting purposes..........     (65,666)    (92,303)   (104,412)
   Allowance for loss on land and
    building..............................         --      263,186      77,023
   Direct financing leases recorded as
    operating leases for tax
    reporting purposes....................      63,868      67,392      68,177
   Gain and loss on sale of land and
    buildings for financial
    reporting purposes in excess of gain
    and loss on sale for
    tax reporting purposes................    (543,697)   (335,658)      1,706
   Equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes in excess of equity
    in earnings of unconsolidated joint
    ventures for tax reporting purposes...     (14,400)   (147,256)        (49)
   Allowance for doubtful accounts........     (39,597)    369,935     (78,517)
   Accrued rental income..................      51,142     (81,244)   (103,935)
   Rents paid in advance..................     (30,922)     26,458      26,288
   Capitalization of transaction costs for
    tax reporting purposes................      20,211         --          --
   Minority interest in timing differences
    of consolidated joint venture.........      14,513     (30,778)      1,781
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $2,476,333  $2,939,614  $2,691,663
                                            ==========  ==========  ==========

10. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate, but not in excess of competitive fees for comparable services. These fees are payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

                         CNL INCOME FUND VI, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $107,969, $87,877 and $95,420 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties at December 31, 1998 and 1997, totalled $19,403 and $32,019, respectively.

11. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
     Golden Corral Corporation...................... $758,646 $751,866 $758,348
     IHOP Properties, Inc...........................  454,889      N/A      --
     Mid-America Corporation........................  439,519  439,519  439,519
     Restaurant Management Services, Inc............  438,257  478,750  511,040

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
     Golden Corral Family Steakhouse Restaurants.... $758,646 $751,866 $758,348
     IHOP Properties, Inc...........................  454,889      N/A      --
     Burger King....................................  453,634  496,487  455,764
     Denny's........................................      N/A  317,041      N/A
     Hardee's.......................................      N/A      N/A  410,951

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to release the properties in a timely manner.

                         CNL INCOME FUND VI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

12. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,730,388 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,721,726 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

13. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 12 being adjusted to 1,865,194 shares valued at $20.00 per APF share.

                UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                           Property                                  Historical
                                         Acquisition                                    CNL        Historical
                            Historical    Pro Forma                     Historical   Financial    CNL Financial
                               APF       Adjustments        Subtotal     Advisor   Services, Inc.     Corp.
                           ------------  ------------     ------------  ---------- -------------- -------------
         ASSETS:
 Land and Buildingon
  operating leases (net
  depreciation)..........  $475,787,661  $ 58,749,637(A)  $534,537,298  $        0   $        0   $          0
 Net Investment in
  Diresct Financing
  Leases.................   123,270,117             0      123,270,117           0            0              0
 Mortgages and Notes
  Receivable.............    41,269,740             0       41,269,740           0            0    247,896,287
 Other Investments.......    16,199,792             0       16,199,792           0            0      6,353,482
 Investment In Joint
  Ventures...............     1,083,564             0        1,083,564           0            0              0
 Cash and Cash
  Equivalents............    35,796,119   (25,093,119)(A)   10,703,000     591,712      552,415      4,896,688
 Restricted
  Cash/Certificates of
  Deposit................     2,007,278             0        2,007,278           0            0        853,243
 Receivables (net
  allowances)/Due from
  Related Party..........       548,862             0          548,862   7,141,967    5,457,493      1,969,339
 Accrued Rental Income...     5,007,334             0        5,007,334           0            0              0
 Other Assets............     7,723,678             0        7,723,678     490,141      298,498      2,731,394
 Goodwill................             0             0                0           0            0              0
                           ------------  ------------     ------------  ----------   ----------   ------------
  Total Assets...........  $708,694,145  $ 33,656,518     $742,350,663  $8,223,820   $6,308,406   $264,700,433
                           ============  ============     ============  ==========   ==========   ============
 LIABILITIES AND EQUITY:
 Accounts Payable and
  Accrued Liabilities....  $  3,464,190  $          0     $  3,464,190  $  576,531   $  304,375   $  1,613,959
 Accrued Construction
  Costs Payable..........    10,172,169             0       10,172,169           0            0              0
 Distributions Payable...             0             0                0     119,808            0              0
 Due to Related Parties..       148,629             0          148,629           0      563,724     31,310,681
 Income Tax Payable......             0             0                0           0            0        271,741
 Line of Credit/Notes
  payable................    34,150,000    33,656,518(A)    67,806,518     386,229            0    226,937,481
 Deferred Income.........     2,052,530             0        2,052,530           0            0              0
 Rents Paid in Advance...     1,340,636             0        1,340,636           0            0              0
 Minority Interest.......       280,970             0          280,970           0            0              0
 Common Stock............       373,483             0          373,483           0            0              0
 Common Stock--Class A...             0             0                0       6,400        2,000            200
 Common Stock--Class B...             0             0                0       3,600          724            501
 Additional Paid-in-
  capital................   670,005,177             0      670,005,177   4,617,047    5,303,503      3,937,095

 Accumulated
  distributions in excess
  of net earnings........   (13,293,639)            0      (13,293,639)  2,514,205      134,080        628,775


 Partners Capital........             0             0                0           0            0              0
                           ------------  ------------     ------------  ----------   ----------   ------------
  Total Liabilities and
   Equity................  $708,694,145  $ 33,656,518     $742,350,663  $8,223,820   $6,308,406   $264,700,433
                           ============  ============     ============  ==========   ==========   ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                            Combining                        Historical
                            Pro Forma          Combined      CNL Income    Pro Forma           Adjusted
                           Adjustments           APF        Fund VI, Ltd. Adjustments         Pro Forma
                           -----------      --------------  ------------- ------------      --------------
         ASSETS:
 Land and Building on
  operating leases (net
  depreciation)..........  $         0      $  534,537,298   $18,446,004  $  8,509,246 (B2) $  561,492,548
 Net Investment in Direct
  Financing Leases.......            0         123,270,117     3,913,621     2,171,115 (B2)    129,354,853
 Mortgages and Notes
  Receivable.............            0         289,166,027           --              0         289,166,027
 Other Investments.......            0          22,553,274             0             0          22,553,274
 Investment In Joint
  Ventures...............            0           1,083,564     5,064,213     1,504,683 (B2)      7,652,460
 Cash and Cash
  Equivalents............   (8,212,334)(B1)      8,531,481     1,158,507    (2,490,666)(B2)      6,778,322
                                                                              (421,000)(B2)
 Restricted
  Cash/Certificates of
  Deposit................            0           2,860,521           --              0           2,860,521
 Receivables (net
  allowances)/Due from
  Related Party..........     (148,629)(C)      14,969,032        63,010        (9,648)(E)      15,022,394
 Accrued Rental Income...            0           5,007,334       809,258      (809,258)(B2)      5,007,334
 Other Assets............   (2,792,876)(B1)      8,450,835        45,259       (45,259)(B2)      8,450,835
 Goodwill................   42,924,044 (B1)     42,924,044             0             0          42,924,044
                           -----------      --------------   -----------  ------------      --------------
  Total Assets...........  $31,770,205      $1,053,353,527   $29,499,872  $  8,409,213      $1,091,262,612
                           ===========      ==============   ===========  ============      ==============
 LIABILITIES AND EQUITY:
 Accounts Payable and
  Accrued Liabilities....  $         0      $    5,959,055   $    43,817  $          0      $    6,002,872
 Accrued Construction
  Costs Payable..........            0          10,172,169             0             0          10,172,169
 Distributions Payable...            0             119,808       787,500             0             907,308
 Due to Related Parties..     (148,629)(C)      31,874,405         9,648        (9,648)(E)      31,874,405
 Income Tax Payable......     (271,741)(D)               0             0             0                   0
 Line of Credit/Notes
  payable................            0         295,130,228             0             0         295,130,228
 Deferred Income.........            0           2,052,530             0             0           2,052,530
 Rents Paid in Advance...            0           1,340,636        47,442             0           1,388,078
 Minority Interest.......            0             280,970       147,449             0             428,419
 Common Stock............       61,500 (B1)        808,469             0        18,441 (B2)        453,424
 Common Stock--Class A...       (8,600)(B1)              0             0             0                   0
 Common Stock--Class B...       (4,825)(B1)              0             0             0                   0
 Additional Paid-in-
  capital................  122,938,500 (B1)    792,943,677             0    36,864,436 (B2)    829,808,113
                           (13,857,645)(B1)
 Accumulated
  distributions in excess
  of net earnings........   (3,277,060)(B1)    (86,954,934)            0             0         (86,954,934)
                           (73,933,036)(B1)
                               271,741 (D)
 Partners Capital........            0                   0    28,464,016   (28,464,016)(B2)              0
                           -----------      --------------   -----------  ------------      --------------
  Total Liabilities and
   Equity................  $31,770,205      $1,053,353,527   $29,499,872  $  8,409,213      $1,091,262,612
                           ===========      ==============   ===========  ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                           Property                                Historical
                                         Acquisition                                  CNL        Historical
                            Historical    Pro Forma                  Historical    Financial    CNL Financial
                                APF      Adjustments     Subtotal     Advisor    Services, Inc.     Corp.
                            -----------  ------------   -----------  ----------  -------------- -------------
 Revenues:
 Rental and Earned
  Income.................   $12,184,008   $2,339,153(a) $14,523,161  $        0    $        0    $        0
 Fees....................             0            0              0   2,307,364     1,391,466         8,137
 Interest and Other
  Income.................     2,214,763            0      2,214,763      47,213       129,362     5,233,919
                            -----------   ----------    -----------  ----------    ----------    ----------
  Total Revenue..........   $14,398,771   $2,339,153    $16,737,924  $2,354,577    $1,520,828    $5,242,056
 Expenses:
 General and
  Administrative
  Expenses...............     1,095,269            0      1,095,269   2,563,714     1,323,577        64,186
 Management and Advisory
  Fees...................       697,364            0        697,364           0             0       611,196
 Fees Paid to Related
  Parties................             0            0              0      23,326       292,575             0
 Interest Expense........             0            0              0      50,730             0     4,769,268
 State Taxes.............       235,208            0        235,208           0             0             0
 Depreciation--Other.....             0            0              0      39,581        26,238             0
 Depreciation--Property..     1,548,813      349,465(a)   1,898,278           0             0             0
 Amortization............         7,368            0          7,368           0             0             0
 Transaction Costs.......       125,926            0        125,926           0             0             0
                            -----------   ----------    -----------  ----------    ----------    ----------
  Total Expenses.........     3,709,948      349,465      4,059,413   2,677,351     1,642,390     5,444,650
 Operating Earnings
  (Losses) Before Equity
  in Earnings of Joint
  Ventures/Minority
  Interests, Gain on Sale
  of Properties and
  Provision for Losses on
  Properties.............   $10,688,823   $1,989,688    $12,678,511  $ (322,774)   $ (121,562)   $ (202,594)
 Equity Earnings of joint
  Ventures/Minority
  Interest...............        17,271            0         17,271           0             0             0
 Gain on Sale of
  Properties.............             0            0              0           0             0             0
 Provision For Loss on
  Properties.............      (215,797)           0       (215,797)          0             0             0
                            -----------   ----------    -----------  ----------    ----------    ----------
 Net Earnings (Losses)
  Before
  Benefit/(Provision) for
  Federal Income Taxes...    10,490,297    1,989,688     12,479,985    (322,774)     (121,562)     (202,594)
 Benefit/(Provision) for
  Federal Income Taxes...             0            0              0     127,496        48,017        73,166
                            -----------   ----------    -----------  ----------    ----------    ----------
 Net Earnings (Losses)...   $10,490,297   $1,989,688    $12,479,985  $ (195,278)   $  (73,545)   $ (129,428)
                            ===========   ==========    ===========  ==========    ==========    ==========
 Earnings Per Share/Unit.   $      0.28   $      n/a    $       n/a  $      n/a    $      n/a    $      n/a
                            ===========   ==========    ===========  ==========    ==========    ==========
 Book Value Per
  Share/Unit.............   $     17.59   $      n/a    $       n/a  $      n/a    $      n/a    $      n/a
                            ===========   ==========    ===========  ==========    ==========    ==========
 Dividends Per
  Share/Unit.............   $      0.38   $      n/a    $       n/a  $      n/a    $      n/a    $      n/a
                            ===========   ==========    ===========  ==========    ==========    ==========
 Ratio of Earnings to
  Fixed Charges..........        50.03x          n/a            n/a         n/a           n/a           n/a
                            ===========   ==========    ===========  ==========    ==========    ==========
 Wtd. Avg. Units
  Outstanding............           n/a          n/a            n/a         n/a           n/a           n/a
                            ===========   ==========    ===========  ==========    ==========    ==========
 Wtd. Avg. Shares
  Outstanding............    37,347,401          n/a     37,347,401         n/a           n/a           n/a
                            ===========   ==========    ===========  ==========    ==========    ==========
 Shares Outstanding......    37,348,464          n/a     37,348,464         n/a           n/a           n/a
                            ===========   ==========    ===========  ==========    ==========    ==========
 Calculation of Pro Forma
  Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows..................
 Addback Pro Forma
  Investments in Notes
  Receivable.............
 Adjusted Pro Forma
  Distributions Declared:
 Pro Forma Wtd. Avg.
  Dollars Outstanding....
 Pro Forma Cash
  Distributions Declared
  per $10,000 Investment.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                             Combining                        Historical
                             Pro Forma           Combined     CNL Income    Pro Forma           Adjusted
                            Adjustments             APF      Fund VI, Ltd. Adjustments         Pro Forma
                            -----------         -----------  ------------- -----------        ------------
 Revenues:
 Rental and Earned
  Income.................   $         0         $14,523,161    $721,992     $  12,297 (j)     $ 15,257,450
 Fees....................    (2,450,663)(b),(c)   1,256,304           0       (13,437)(k)        1,242,867
 Interest and Other
  Income.................        62,068 (d)       7,687,325      15,456             0            7,702,781
                            -----------         -----------    --------     ---------         ------------
  Total Revenue..........   $(2,388,595)        $23,466,790    $737,448     $  (1,140)        $ 24,203,098
 Expenses:
 General and
  Administrative
  Expenses...............      (377,734)(e)       4,669,012      45,493       (25,435)(l),(m)    4,689,070
 Management and Advisory
  Fees...................    (1,308,560)(f)               0           0             0 (n)                0
 Fees Paid to Related
  Parties................      (292,786)(g)          23,115           0             0               23,115
 Interest Expense........             0           4,819,998           0             0            4,819,998
 State Taxes.............             0             235,208       9,466         7,607 (o)          252,281
 Depreciation--Other.....             0              65,819           0             0               65,819
 Depreciation--Property..             0           1,898,278     113,840        58,077 (p)        2,070,195
 Amortization............       536,551 (h)         543,919         413             0              544,332
 Transaction Costs.......             0             125,926      33,125             0              159,051
                            -----------         -----------    --------     ---------         ------------
  Total Expenses.........    (1,442,529)         12,381,275     202,337        40,249           12,623,861
 Operating Earnings
  (Losses) Before Equity
  in Earnings of Joint
  Ventures/Minority
  Interests, Gain on Sale
  of Properties and
  Provision for Losses on
  Properties ............   $  (946,066)        $11,085,515    $535,111     $ (41,389)        $ 11,579,237
 Equity Earnings of joint
  Ventures/Minority
  Interest...............             0              17,271     121,275       (14,631)(q)          123,915
 Gain on Sale of
  Properties.............             0                   0           0             0                    0
 Provision For Loss on
  Properties.............             0            (215,797)          0             0             (215,797)
                            -----------         -----------    --------     ---------         ------------
 Net Earnings (Losses)
  Before
  Benefit/(Provision) for
  Federal Income Taxes...      (946,066)         10,886,989     656,386       (56,020)          11,487,355
 Benefit/(Provision) for
  Federal Income Taxes...      (248,679)(i)               0           0             0                    0
                            -----------         -----------    --------     ---------         ------------
 Net Earnings (Losses)...   $(1,194,745)        $10,886,989    $656,386     $ (56,020)        $ 11,487,355
                            ===========         ===========    ========     =========         ============
 Earnings Per Share/Unit.   $       n/a         $       n/a    $   9.38     $     n/a         $       0.25
                            ===========         ===========    ========     =========         ============
 Book Value Per
  Share/Unit.............   $       n/a         $       n/a    $ 406.63     $     n/a         $      16.39
                            ===========         ===========    ========     =========         ============
 Dividends Per
  Share/Unit.............   $       n/a         $       n/a    $  11.25     $     n/a         $        n/a
                            ===========         ===========    ========     =========         ============
 Ratio of Earnings to
  Fixed Charges..........           n/a                 n/a         n/a           n/a                3.26x
                            ===========         ===========    ========     =========         ============
 Wtd. Avg. Units
  Outstanding............           n/a                 n/a      70,000           n/a                  n/a
                            ===========         ===========    ========     =========         ============
 Wtd. Avg. Shares
  Outstanding............     6,150,000          43,497,401         n/a     1,844,144           45,341,545 (r)
                            ===========         ===========    ========     =========         ============
 Shares Outstanding......     6,150,000          43,498,464         n/a     1,844,144           45,342,608
                            ===========         ===========    ========     =========         ============
 Calculation of Pro Forma
  Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows..................                                                                     $(22,728,021)
 Addback Pro Forma
  Investments in Notes
  Receivable.............                                                                       42,571,895
                                                                                              ------------
 Adjusted Pro Forma
  Distributions Declared:                                                                     $ 19,843,874 (s)
                                                                                              ============
 Pro Forma Wtd. Avg.
  Dollars Outstanding....                                                                     $906,830,898 (t)
                                                                                              ============
 Pro Forma Cash
  Distributions Declared
  per $10,000 Investment.                                                                     $        219 (u)
                                                                                              ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                  Historical
                                       Acquisition                                   CNL        Historical
                          Historical    Pro Forma                  Historical     Financial    CNL Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.     Corp.
                          -----------  -----------    -----------  -----------  -------------- -------------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a) $55,049,526  $         0    $        0    $         0
 Fees...................            0            0              0   28,904,063     6,619,064        418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078     22,238,311
                          -----------  -----------    -----------  -----------    ----------    -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142    $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276      1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0      2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406              0
 Interest Expense.......            0            0              0      148,415             0     21,350,174
 State Taxes............      548,320            0        548,320       19,126             0              0
 Depreciation--Other....            0            0              0      119,923        79,234              0
 Depreciation--Property.    4,042,290    2,889,368(a)   6,931,658            0             0              0
 Amortization...........       11,808            0         11,808       57,077             0         95,116
 Transaction Costs......      157,054            0        157,054            0             0              0
                          -----------  -----------    -----------  -----------    ----------    -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916     25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, Gain on
 Securitization and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)   $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0              0
 Gain on Sale of
  Properties............            0            0              0            0             0              0
 Gain on Securitization.            0            0              0            0             0      3,694,351
 Other Expenses.........            0            0              0            0             0              0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0              0
                          -----------  -----------    -----------  -----------    ----------    -----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)       673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641       (246,603)
                          -----------  -----------    -----------  -----------    ----------    -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)   $   427,134
                          ===========  ===========    ===========  ===========    ==========    ===========
Earnings Per Share/Unit.  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a    $       n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Ratio of Earnings to
 Fixed Charges..........        79.97x         n/a            n/a          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,568,389     34,216,608          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a            n/a
                          ===========  ===========    ===========  ===========    ==========    ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000 Investment.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                         Historical
                           Pro Forma            Combined     CNL Income    Pro Forma           Adjusted
                          Adjustments              APF      Fund VI, Ltd. Adjustments         Pro Forma
                          ------------         -----------  ------------- -----------        ------------
Revenues:
 Rental and Earned
  Income................             0         $55,049,526   $2,980,053       49,188 (j)     $ 58,078,767
 Fees...................   (32,715,768)(b),(c)   3,226,263            0      (32,437)(k)        3,193,826
 Interest and Other
  Income................       207,144 (d)      32,221,925      110,502            0           32,332,427
                          ------------         -----------   ----------    ---------         ------------
 Total Revenue..........  $(32,508,624)        $90,497,714   $3,090,555    $  16,751         $ 93,605,020
Expenses:
 General and
  Administrative........    (4,241,719)(e)      15,939,556      205,612      (83,770)(l),(m)   16,061,398
 Management and Advisory
  Fees..................    (4,658,434)(f)               0            0            0 (n)                0
 Fees to Related
  Parties...............    (2,161,897)(g)         858,787            0            0              858,787
 Interest Expense.......             0          21,498,589            0            0           21,498,589
 State Taxes............             0             567,446       10,392       11,469 (o)          589,307
 Depreciation--Other....             0             199,157            0            0              199,157
 Depreciation--Property.      (340,898)(r)       6,590,760      456,958      232,310 (p)        7,280,028
 Amortization...........     2,146,202 (h)       2,310,203        1,600            0            2,311,803
 Transaction Costs......             0             157,054       20,211            0              177,265
                          ------------         -----------   ----------    ---------         ------------
 Total Expenses.........    (9,256,746)         48,121,552      694,773      160,009           48,976,334
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, Gain on
 Securitization, and
 Provision for Losses on
 Properties ............  $(23,251,878)        $42,376,162   $2,395,782    $(143,258)        $ 44,628,686
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............             0             (14,138)     279,977      (58,522)(q)          207,317
 Gain on Sale of
  Properties............             0                   0      345,122            0              345,122
 Gain on Securitization.             0           3,694,351            0            0            3,694,351
 Other Expenses.........             0                   0            0            0                    0
 Provision For Loss on
  Properties............             0            (611,534)           0            0             (611,534)
                          ------------         -----------   ----------    ---------         ------------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   (23,251,878)         45,444,841    3,020,881     (201,780)          48,263,942
 Benefit/(Provision) for
  Federal Income Taxes..     6,898,434 (i)               0            0            0                    0
                          ------------         -----------   ----------    ---------         ------------
Net Earnings (Losses)...  $(16,353,444)        $45,444,841   $3,020,881    $(201,780)        $ 48,263,942
                          ============         ===========   ==========    =========         ============
Earnings Per Share/Unit.  $        n/a         $       n/a   $    43.16    $     n/a         $       1.14
                          ============         ===========   ==========    =========         ============
Book Value Per
 Share/Unit.............  $        n/a         $       n/a   $   408.50    $     n/a         $      16.44
                          ============         ===========   ==========    =========         ============
Dividends Per
 Share/Unit.............  $        n/a         $       n/a   $    46.00    $     n/a         $        n/a
                          ============         ===========   ==========    =========         ============
Ratio of Earnings to
 Fixed Charges..........           n/a                 n/a          n/a          n/a                3.19x
                          ============         ===========   ==========    =========         ============
Wtd. Avg. Units
 Outstanding............           n/a                 n/a       70,000          n/a                  n/a
                          ============         ===========   ==========    =========         ============
Wtd. Avg. Shares
 Outstanding............     6,150,000          40,366,608          n/a    1,844,144           42,210,752 (s)
                          ============         ===========   ==========    =========         ============
Shares Outstanding......     6,150,000          43,522,684          n/a    1,844,144           45,366,828
                          ============         ===========   ==========    =========         ============
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............                                                                     $ 58,755,083
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......                                                                     (265,871,668)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                      288,590,674
                                                                                             ------------
Adjusted Pro Forma
 Distributions Declared:                                                                     $ 81,474,089 (t)
                                                                                             ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                     $844,215,046 (u)
                                                                                             ============
Pro Forma Cash
 Distributions Declared
 per $10,000 Investment.                                                                     $        965 (v)
                                                                                             ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                          Property                                     Historical
                                        Acquisition                                       CNL        Historical
                           Historical    Pro Forma                      Historical     Financial    CNL Financial
                              APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          ------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $ 10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $   (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........     1,548,813       349,465 (b)     1,898,278       39,581            0               0
 Amortization expense...         7,368             0             7,368            0       26,238         424,697
 Minority interest in
  income of consolidated
  joint venture.........         7,763             0             7,763            0            0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        23,234             0            23,234            0            0               0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................             0             0                 0            0            0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................       215,797             0           215,797            0            0         (73,166)
 Gain on securitization.             0             0                 0            0            0               0
 Net cash proceeds from
  securitization of
  notes receivable......             0             0                 0            0            0               0
 Decrease (increase) in
  other receivables.....       (82,660)            0           (82,660)    (377,933)    (242,251)         (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............             0             0                 0            0            0               0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............             0             0                 0            0            0        (449,580)
 Investment in notes
  receivable............             0             0                 0            0            0     (42,571,895)
 Collections on notes
  receivable............             0             0                 0            0            0       6,417,907
 Increase in restricted
  cash..................             0             0                 0            0            0        (402,461)
 Decrease in due from
  related party.........             0             0                 0            0            0          55,382
 Decrease (increase) in
  prepaid expenses......        27,548             0            27,548            0        1,811               0
 Decrease in net
  investment in direct
  financing leases......       787,375             0           787,375            0            0               0
 Increase in accrued
  rental income.........    (1,047,421)            0        (1,047,421)           0            0               0
 Decrease (increase) in
  intangibles and other
  assets................                                                    (30,554)                       7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....       306,277             0           306,277     (840,058)    (130,506)       (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..        71,853             0            71,853       25,550            0               0
 Decrease in accrued
  interest..............             0             0                 0            0            0        (362,877)
 Increase in rents paid
  in advance and
  deposits..............       386,365             0           386,365            0            0               0
 Increase (decrease) in
  deferred rental
  income................       862,647             0           862,647            0            0               0
                          ------------  ------------     -------------  -----------    ---------    ------------
 Total adjustments......     3,114,959       349,465         3,464,424   (1,183,414)    (344,708)    (37,064,802)
                          ------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) operating
  activities............    13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)    (37,194,230)
Cash Flows from
 Investing Activities:
Proceeds from sale of
 land, buildings, direct
 financing leases, and
 equipment..............             0             0                 0            0            0               0
Additions to land and
 buildings on operating
 leases.................   (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)              0
Investment in direct
 financing leases.......   (29,608,346)            0       (29,608,346)           0            0               0
Investment in joint
 venture................      (117,662)            0          (117,662)           0            0               0
Aqcuisition of
 businesses.............

Purchase of other
 investments............             0             0                 0            0            0               0
Net loss in market value
 from investments in
 trading securities.....             0             0                 0            0            0               0
Proceeds from retained
 interest and
 securities, excluding
 investment income......             0             0                 0            0            0         134,981
Investment in mortgage
 notes receivable.......    (1,388,463)            0        (1,388,463)           0            0               0
Collections on mortgage
 note receivable........        75,010             0            75,010            0            0               0
Investment in notes
 receivable.............    (1,087,483)            0        (1,087,483)           0            0               0
Collection on notes
 receivable.............       239,596             0           239,596            0            0               0
Decrease in restricted
 cash...................             0             0                 0            0            0               0
Increase in intangibles
 and other assets.......             0             0                 0            0            0               0
Investment in
 certificates of
 deposit................             0             0                 0            0            0               0
Other...................             0             0                 0            0            0               0
                          ------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) investing
  activities............  (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)        134,981
Cash Flows from
 Financing Activities:
Subscriptions received
 from stockholders......       210,735             0           210,735    1,288,673       20,572               0
Contributions from
 limited partners.......             0             0                 0            0            0               0
Contributions from
 holder of minority
 interest...............             0             0                 0            0            0               0
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...    (1,142,237)            0        (1,142,237)           0            0               0
Payment of stock
 issuance costs.........      (722,001)            0          (722,001)           0            0               0
Proceeds from borrowing
 on line of credit/notes
 payable................    36,587,245    33,656,518 (e)    70,243,763            0            0      49,730,934
Payment on line of
 credit/notes payable...   (12,580,289)            0       (12,580,289)           0       (2,385)    (10,291,473)
Retirement of shares of
 common stock...........             0             0                 0            0            0               0
Distributions to holders
 of minority interest...        (8,610)            0            (8,610)           0            0               0
Distributions to limited
 partners...............             0             0                 0            0            0               0
Distributions to
 stockholders...........   (14,237,405)            0       (14,237,405)           0            0               0
Other...................      (200,234)            0          (200,234)           0            0          (9,602)
                          ------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) financing
  activities............     7,907,204    33,656,518        41,563,722    1,288,673       18,187      39,429,859
Net increase in cash....   (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)      2,370,610
Cash at beginning of
 year...................   123,199,837             0       123,199,837      713,308      962,573       2,526,078
                          ------------  ------------     -------------  -----------    ---------    ------------
Cash at end of year.....  $ 35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415       4,896,688
                          ============  ============     =============  ===========    =========    ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999


                           Combining                      Historical
                           Pro Forma        Combined      CNL Income    Proforma         Adjusted
                          Adjustments          APF       Fund VI, Ltd. Adjustments       Pro Forma
                          -----------     -------------  ------------- -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,194,745)(a) $  10,886,989    $ 656,386   $   (56,020)(a) $  11,487,355
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0         1,937,859      113,840        58,077 (b)     2,109,776
 Amortization expense...      536,551 (c)       994,854          413             0           995,267
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763        2,500             0            10,263
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234       71,838        14,631 (d)       109,703
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                 0            0             0                 0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631            0             0           142,631
 Gain on securitization.            0                 0            0             0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0            0             0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)      87,902             0          (621,713)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0            0             0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0          (449,580)           0             0          (449,580)
 Investment in notes
  receivable............            0       (42,571,895)           0             0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907            0             0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)           0             0          (402,461)
 Decrease in due from
  related party.........            0            55,382            0             0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359       (7,473)            0            21,886
 Decrease in net
  investment in direct
  financing leases......            0           787,375       15,531             0           802,906
 Increase in accrued
  rental income.........            0        (1,047,421)     (23,276)            0        (1,070,697)
 Decrease (increase) in
  intangibles and other
  assets................            0           (22,612)           0             0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)      33,144             0          (735,123)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0            97,403       (9,755)            0            87,648
 Decrease in accrued
  interest..............            0          (362,877)           0             0          (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0           386,365       19,201             0           405,566
 Increase (decrease) in
  deferred rental
  income................            0           862,647            0             0           862,647
                          -----------     -------------    ---------   -----------     -------------
 Total adjustments......      536,551       (34,591,949)     303,865        72,708       (34,215,376)
                          -----------     -------------    ---------   -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)     960,251        16,688       (22,728,021)
Cash Flows from
 Investing Activities:
Proceeds from sale of
 land, buildings, direct
 financing leases, and
 equipment..............            0                 0            0             0                 0
Additions to land and
 buildings on operating
 leases.................                   (135,820,136)           0                    (135,820,136)
Investment in direct
 financing leases.......            0       (29,608,346)           0             0       (29,608,346)
Investment in joint
 venture................            0          (117,662)    (114,930)            0          (232,592)
Acquisition of
 businesses.............   (8,212,334)(f)    (8,212,334)                (2,490,666)(g)   (11,124,000)
                                                                          (421,000)(g)
Purchase of other
 investments............            0                 0            0             0                 0
Net loss in market value
 from investments in
 trading securities.....            0                 0            0             0                 0
Proceeds from retained
 interest and
 securities, excluding
 investment income......            0           134,981            0             0           134,981
Investment in mortgage
 notes receivable.......            0        (1,388,463)           0             0        (1,388,463)
Collections on mortgage
 note receivable........            0            75,010            0             0            75,010
Investment in notes
 receivable.............            0        (1,087,483)           0             0        (1,087,483)
Collection on notes
 receivable.............            0           239,596            0             0           239,596
Decrease in restricted
 cash...................            0                 0            0             0                 0
Increase in intangibles
 and other assets.......            0                 0            0             0                 0
Investment in
 certificates of
 deposit................            0                 0            0             0                 0
Other...................            0                 0            0             0                 0
                          -----------     -------------    ---------   -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (8,212,334)     (175,784,837)    (114,930)   (2,911,666)     (178,811,433)
Cash Flows from
 Financing Activities:
Subscriptions received
 from stockholders......            0         1,519,980            0             0         1,519,980
Contributions from
 limited partners.......            0                 0            0             0                 0
Contributions from
 holder of minority
 interest...............            0                 0            0             0                 0
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...            0        (1,142,237)           0             0        (1,142,237)
Payment of stock
 issuance costs.........            0          (722,001)           0             0          (722,001)
Proceeds from borrowing
 on line of credit/notes
 payable................            0       119,974,697            0             0       119,974,697
Payment on line of
 credit/notes payable...            0       (22,874,147)           0             0       (22,874,147)
Retirement of shares of
 common stock...........            0                 0            0             0                 0
Distributions to holders
 of minority interest...            0            (8,610)           0             0            (8,610)
Distributions to limited
 partners...............            0                 0     (857,500)            0          (857,500)
Distributions to
 stockholders...........            0       (14,237,405)           0             0       (14,237,405)
Other...................            0          (209,836)           0             0          (209,836)
                          -----------     -------------    ---------   -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        82,300,441     (857,500)            0        81,442,941
Net increase in cash....   (8,870,528)     (117,189,356)     (12,179)   (2,894,978)     (120,096,513)
Cash at beginning of
 year...................            0       127,401,796    1,170,686             0       128,572,482
                          -----------     -------------    ---------   -----------     -------------
Cash at end of year.....   (8,870,528)       10,212,440    1,158,507    (2,894,978)        8,475,969
                          ===========     =============    =========   ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                              Property                                     Historical
                                            Acquisition                                       CNL        Historical
                           Historical        Pro Forma                      Historical     Financial    CNL Financial
                               APF          Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------     ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net income (loss).......  $  32,152,408     $ 19,030,497 (a) $  51,182,905  $10,656,379    $ (468,133)  $     427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      4,042,290        2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                             11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                             30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                           (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                                  0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                            611,534            0             0         398,042
 Gain on securitization.              0                                  0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                                  0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                            899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                                  0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                                  0            0             0               0
 Investment in notes
  receivable............              0                                  0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                                  0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                                  0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                                  0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                                  0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                          1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                        (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                           (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                            467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                             31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                                  0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                            436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                            693,372            0             0               0
                          -------------     ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867        2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------     ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) operating
  activities............     39,116,275       21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
Proceeds from sale of
 land, buildings, direct
 financing leases, and
 equipment..............      2,385,941                          2,385,941            0             0               0
Additions to land and
 buildings on operating
 leases.................   (200,101,667)(A)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
Investment in direct
 financing leases.......    (47,115,435)                       (47,115,435)           0             0               0
Investment in joint
 venture................       (974,696)                          (974,696)           0             0               0
Acquisition of
 businesses.............

Purchase of other
 investments............    (16,083,055)                       (16,083,055)           0             0               0
Net loss in market value
 from investments in
 trading securities.....              0                                  0            0             0         295,514
Proceeds from retained
 interest and
 securities, excluding
 investment income......              0                                  0            0             0         212,821
Investment in mortgage
 notes receivable.......     (2,886,648)                        (2,886,648)           0             0               0
Collections on mortgage
 note receivable........        291,990                            291,990            0             0               0
Investment in equipment
 notes receivable.......     (7,837,750)                        (7,837,750)           0             0               0
Collections on equipment
 notes receivable.......      1,263,633                          1,263,633    1,783,240             0               0
Decrease in restricted
 cash...................              0                                  0            0             0               0
Increase in intangibles
 and other assets.......     (6,281,069)                        (6,281,069)           0             0               0
Other...................              0                                  0      200,000             0               0
                          -------------     ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) investing
  activities............   (277,338,756)     (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
Subscriptions received
 from stockholders......    385,523,966                        385,523,966      966,115        51,830          50,100
Contributions from
 limited partners.......              0                                  0            0             0               0
                                      0                                  0            0             0               0
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...     (4,574,925)                        (4,574,925)           0             0               0
Payment of stock
 issuance costs.........    (34,579,650)                       (34,579,650)           0             0               0
Proceeds from borrowing
 on line of credit/notes
 payable................      7,692,040       33,656,518 (e)    41,348,558      198,296             0     413,555,624
Payment on line of
 credit/notes payable...         (8,039)                            (8,039)           0             0    (411,805,787)
Retirement of shares of
 common stock...........       (639,528)                          (639,528)           0             0               0
Distributions to holders
 of minority interest...        (34,073)                           (34,073)           0             0               0
Distributions to limited
 partners...............              0                                  0            0             0               0
Distributions to
 stockholders...........    (39,449,149)                       (39,449,149)  (9,364,488)            0               0
Other...................        (95,101)                           (95,101)           0            24      (2,500,011)
                          -------------     ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541       33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase (decrease)
 in cash................     75,613,060       (3,173,254)       72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                         47,586,777      264,000     1,298,261         680,092
                          -------------     ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837     $ (3,173,254)    $ 120,026,583  $   713,308    $  962,573   $   2,526,078
                          =============     ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                       Historical
                           Pro Forma         Combined      CNL Income    Pro Forma        Adjusted
                          Adjustments           APF       Fund VI, Ltd. Adjustments       Pro Forma
                          ------------     -------------  ------------- -----------     -------------
Cash Flows from
 Operating Activities:
Net income (loss).......  $(16,353,444)(a) $  45,444,841   $ 3,020,881  $  (201,780)(a) $  48,263,942
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      (340,898)(b)     6,789,917       456,958      232,310 (b)     7,479,185
 Amortization expense...     2,146,202 (c)     4,460,286         1,600                      4,461,886
 Minority interest in
  income of consolidated
  joint venture.........                          30,156        43,128                         73,284
 Equity in earnings of
  joint ventures, net of
  distributions.........                         (15,440)        5,616       58,522 (d)        48,698
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................                               0      (345,122)                      (345,122)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                       1,009,576             0                      1,009,576
 Gain on securitization.                      (3,356,538)            0                     (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                     265,871,668             0                    265,871,668
 Decrease (increase) in
  other receivables.....                      (2,543,413)       21,503                     (2,521,910)
 Increase in accrued
  interest income
  included in notes
  receivable............                        (170,492)            0                       (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                               0             0                              0
 Investment in notes
  receivable............                    (288,590,674)            0                   (288,590,674)
 Collections on notes
  receivable............                      23,539,641             0                     23,539,641
 Decrease in restricted
  cash..................                       2,504,091             0                      2,504,091
 Decrease (increase) in
  due from related
  party.................                        (953,688)            0                       (953,688)
 Increase in prepaid
  expenses..............                           7,246         3,286                         10,532
 Decrease in net
  investment in direct
  financing leases......                       1,971,634        63,868                      2,035,502
 Increase in accrued
  rental income.........                      (2,187,652)       51,142                     (2,136,510)
 Increase in intangibles
  and other assets......                        (154,351)            0                       (154,351)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....                         846,680       (37,246)                       809,434
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                        (133,364)      (12,532)                      (145,896)
 Increase in accrued
  interest..............                         (77,968)            0                        (77,968)
 Increase in rents paid
  in advance and
  deposits..............                         436,843       (29,422)                       407,421
 Decrease in deferred
  rental income.........                         693,372             0                        693,372
                          ------------     -------------   -----------  -----------     -------------
 Total adjustments......     1,805,304         9,977,530       222,779      290,832        10,491,141
                          ------------     -------------   -----------  -----------     -------------
 Net cash provided by
  (used in) operating
  activities............   (14,548,140)       55,422,371     3,243,660       89,052        58,755,083
Cash Flows from
 Investing Activities:
Proceeds from sale of
 land, buildings, direct
 financing leases, and
 equipment..............                       2,385,941     2,832,253                      5,218,194
Additions to land and
 buildings on operating
 leases.................                    (259,469,347)     (125,000)                  (259,594,347)
Investment in direct
 financing leases.......                     (47,115,435)            0                    (47,115,435)
Investment in joint
 venture................                        (974,696)   (3,896,682)                    (4,871,378)
Acquisition of
 businesses.............    (8,212,334)(f)    (8,212,334)                (2,490,666)(g)   (11,124,000)
                                                                           (421,000)(g)
Purchase of other
 investments............                     (16,083,055)            0                    (16,083,055)
Net loss in market value
 from investments in
 trading securities.....                         295,514             0                        295,514
Proceeds from retained
 interest and
 securities, excluding
 investment income......                         212,821             0                        212,821
Investment in mortgage
 notes receivable.......                      (2,886,648)            0                     (2,886,648)
Collections on mortgage
 note receivable........                         291,990             0                        291,990
Investment in equipment
 notes receivable.......                      (7,837,750)            0                     (7,837,750)
Collections on equipment
 notes receivable.......                       3,046,873             0                      3,046,873
Decrease in restricted
 cash...................                               0       697,650                        697,650
Increase in intangibles
 and other assets.......                      (6,281,069)            0                     (6,281,069)
                                                       0             0                              0
Other...................                         200,000        (3,300)                       196,700
                          ------------     -------------   -----------  -----------     -------------
 Net cash provided by
  (used in) investing
  activities............    (8,212,334)     (342,427,195)     (495,079)  (2,911,666)     (345,833,940)
Cash Flows from
 Financing Activities:
Subscriptions received
 from stockholders......                     386,592,011             0                    386,592,011
Contributions from
 limited partners.......                               0             0                              0
                                                       0             0                              0
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...                      (4,574,925)            0                     (4,574,925)
Payment of stock
 issuance costs.........                     (34,579,650)            0                    (34,579,650)
Proceeds from borrowing
 on line of credit/notes
 payable................                     455,102,478             0                    455,102,478
Payment on line of
 credit/notes payable...                    (411,813,826)            0                   (411,813,826)
Retirement of shares of
 common stock...........                        (639,528)            0                       (639,528)
Distributions to holders
 of minority interest...                         (34,073)      (42,654)                       (76,727)
Distributions to limited
 partners...............                               0    (3,150,000)                    (3,150,000)
Distributions to
 stockholders...........                     (48,813,637)            0                    (48,813,637)
Other...................                      (2,595,088)            0                     (2,595,088)
                          ------------     -------------   -----------  -----------     -------------
 Net cash provided by
  (used in) financing
  activities............             0       338,643,762    (3,192,654)           0       335,451,108
Net increase (decrease)
 in cash................   (22,760,474)       51,638,938      (444,073)  (2,822,614)       48,372,251
Cash at beginning of
 year...................                      49,829,130     1,614,759                     51,443,889
                          ------------     -------------   -----------  -----------     -------------
Cash at end of year.....  $(22,760,474)    $ 101,468,068   $ 1,170,686  $(2,822,614)    $  99,816,140
                          ============     =============   ===========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                      PRO FORMA FINANCIAL STATEMENTS

1.Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2.Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3.Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4.Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                               CNL
                                            Financial
                                            Services
                                 Advisor      Group     Income Fund      Total
                               ----------- -----------  ------------  ------------
     Shares Offered..........    3,800,000   2,350,000  1,844,143.85  7,994,143.85
     Exchange Value..........  $        20 $        20  $         20  $         20
                               ----------- -----------  ------------  ------------
     Share Consideration.....  $76,000,000 $47,000,000  $ 36,882,877  $159,882,877
     Cash Consideration......          --          --        421,000       421,000
     APF Transaction Costs...    5,074,288   3,138,046     2,490,666    10,703,000
                               ----------- -----------  ------------  ------------
         Total Purchase
          Price..............  $81,074,288 $50,138,046  $ 39,794,543  $171,006,877
                               =========== ===========  ============  ============
     Allocation of Purchase
      Price:
     Net Assets--Historical..  $ 7,141,252 $10,006,878  $ 28,464,016  $ 45,612,146
     Purchase Price
      Adjustments:
       Land and buildings on
        operating leases.....                              8,509,246     8,509,246
       Net investment in
        direct financing
        leases...............                              2,171,115     2,171,115
       Investment in joint
        ventures.............                              1,504,683     1,504,683
       Accrued rental income.                               (809,258)     (809,258)
       Intangibles and other
        assets...............               (2,792,876)      (45,259)   (2,838,135)
       Goodwill*.............               42,924,044           --     42,924,044
       Excess purchase price.   73,933,036         --            --     73,933,036
                               ----------- -----------  ------------  ------------
         Total Allocation....  $81,074,288 $50,138,046  $ 39,794,543  $171,006,877
                               =========== ===========  ============  ============

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,933,036 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,924,044 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

        1.  Common Stock (CFA, CFS, CFC) -- Class A.....      8,600
         Common Stock (CFA, CFS, CFC) -- Class B........      4,825
         APIC (CFA, CFS, CFC)........................... 13,857,645
         Retained Earnings..............................  3,277,060
         Accumulated distributions in excess of
          earnings...................................... 73,933,036
         Goodwill for CFC (Intangibles and other
          assets)....................................... 42,924,044
          CFC/CFS Org Costs/Other Assets................              2,792,876
          Cash to pay APF transaction costs.............              8,212,334
          APF Common Stock..............................                 61,500
          APF APIC......................................            122,938,500
         (To record acquisition of CFA, CFS and CFC)
        2.  Partners Capital............................ 28,464,016
         Land and buildings on operating leases.........  8,509,246
         Net investment in direct financing leases......  2,171,115
         Investment in joint ventures...................  1,504,683
          Accrued rental income.........................                809,258
          Intangibles and other assets..................                 45,259
          Cash to pay APF Transaction costs.............              2,490,666
          Cash consideration to Income Funds............                421,000
          APF Common Stock..............................                 18,441
          APF APIC......................................             36,864,436
         (To record acquisition of Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $9,648 in related party payables recorded as receivables by the Advisor.

5.Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

         Origination fees from affiliates.......... $  (292,575)
         Secured equipment lease fees..............     (26,127)
         Advisory fees.............................     (63,393)
         Reimbursement of administrative costs.....    (182,125)
         Acquisition fees..........................      (9,483)
         Underwriting fees.........................        (211)
         Administrative, executive and guarantee
          fees.....................................    (290,036)
         Servicing fees............................    (257,767)
         Development fees..........................     (14,678)
         Management fees...........................    (697,364)
                                                    -----------
           Total................................... $(1,833,759)
                                                    ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income................................ $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs............ $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees........................... $  (697,364)
         Administrative executive and guarantee
          fees.....................................    (290,036)
         Servicing fees............................    (257,767)
         Advisory fees.............................     (63,393)
                                                    -----------
                                                    $(1,308,560)
                                                    ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

        Amortization of goodwill...................... $536,551

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $12,297 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees.............................. $      0
         Reimbursement of administrative costs........  (13,437)
                                                       --------
                                                       $(13,437)
                                                       ========

    (l) Represents the elimination of $13,437 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $11,998 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $7,607 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $58,077 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $14,631 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

         Origination fees from affiliates......... $ (1,773,406)
         Secured equipment lease fees.............      (54,998)
         Advisory fees............................     (305,030)
         Reimbursement of administrative costs....     (408,762)
         Acquisition fees.........................  (21,794,386)
         Underwriting fees........................     (388,491)
         Administrative, executive and guarantee
          fees....................................   (1,233,043)
         Servicing fees...........................   (1,570,331)
         Development fees.........................     (229,153)
         Management fees..........................   (1,851,004)
                                                   ------------
           Total.................................. $(29,608,604)
                                                   ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

       purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income............................... $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs.......... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees........................... $(1,851,004)
         Administrative executive and guarantee
          fees.....................................  (1,233,043)
         Servicing fees............................  (1,269,357)
         Advisory fees.............................    (305,030)
                                                    -----------
                                                    $(4,658,434)
                                                    ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill.................... $2,146,202

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $49,188 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees.............................. $      0
         Reimbursement of administrative costs........  (32,437)
                                                       --------
                                                       $(32,437)
                                                       ========

    (l) Represents the elimination of $32,437 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $51,333 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (o) Represents additional state income taxes of $11,649 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $232,310 as a result of adjusting the historical basis of the real estate owned indirectly by the Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $58,522 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6.Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a)  Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Concluded)

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d)  Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

Non-Cash Investing Activites:

On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a)  Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d)  Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

Non Cash Investing Activities:

On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund VI, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund VI, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                Appendix B

             FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund VI, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. Amendments to Merger Agreement

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

  1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

  1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

       "(B) Notes in accordance with Section 4.4 below."

  1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

       "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

  1.6 The following subsection shall be added to Section 10.2

       "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. General

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          /s/ James M. Seneff, Jr.
                                          -----------------------------------

                                          By: James M. Seneff, Jr.

                                          Its: Chairman and Chief Executive
                                           Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          /s/ Robert A. Bourne
                                          -----------------------------------

                                          By: Robert A. Bourne

                                          Its: President

                                          CNL APF GP Corp.

                                          /s/ Robert A. Bourne
                                          -----------------------------------

                                          By: Robert A. Bourne

                                          Its: President

                                          CNL INCOME FUND VI, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          /s/ James M. Seneff, Jr.
                                          -----------------------------------

                                          By: James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          /s/ James M. Seneff, Jr.
                                          -----------------------------------

                                          By: James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          -----------------------------------

                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          -----------------------------------

                                          James M. Seneff, Jr., as General
                                           Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund VI, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,730,388 fully paid and nonassessable APF Common Shares (1,865,194 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $34,043,807, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,269,612 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 70,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period.
Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,730,388 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of 373,039 in the aggregate (the "Threshold") nor
(ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND VI, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND VII, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund VII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999 and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties leased on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,601,186 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing.

It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offering. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

   . We are uncertain as to the value at which APF Shares will trade following listing.

   . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

   . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

   . As stated below, the Acquisition is a taxable transaction.

   . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due        ,
2004. In an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive notes option if you vote "Against" the Acquisition, and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $2,300. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 1,601,186 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $900 in distributions, per $10,000 investment to you. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have three material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, assuming only your Income Fund is acquired in the Acquisition, we will receive 15,956 APF Shares. Finally, in the event that your Income Fund is not acquired, however, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 553 restaurant properties. The risks inherent in investing in an operating company such as APF include that

APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds, if any, from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership. APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.02%. If only your Income Fund were acquired as of that date. APF's debt service ratio would have been 3.75x and its ratio of debt to total assets would have been 27.18%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former Limited Partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers;
(2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

APF has tenants of two significant restaurant chains that have filed for bankruptcy protection.

   The fact that APF has tenants of two significant restaurant chains that have filed for bankruptcy protection may adversely affect APF's total rental, earned and interest income. Because all of APF's properties are leased on a triple-net basis, if a tenant has defaulted on its lease obligations or has declared bankruptcy, it would reduce APF's rental, earned and interest income until APF could lease those affected properties to a new tenant or tenants. As of March 31, 1999, your Income Fund had no tenants under bankruptcy protection, and therefore, assuming that your Income Fund is acquired by APF, you, as an APF stockholder or noteholder, may be subject to the adverse consequences associated with having tenants under bankruptcy protection.

Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                 Original
                  Limited
                  Partner
  Original      Investments
   Limited       Less any
   Partner     Distributions                                                       Estimated Value
 Investments   of Net Sales               Estimated                                 of APF Shares
  Less any     Proceeds per   Number of   Value of                Estimated Value    per Average
Distributions     $10,000    APF Shares  APF Shares   Estimated    of APF Shares   $10,000 Original
of Net Sales     Original    Offered to  Payable to  Acquisition after Acquisition Limited Partner
 Proceeds(1)   Investment(1) Income Fund Income Fund  Expenses       Expenses         Investment
-------------  ------------- ----------- ----------- ----------- ----------------- ----------------
$30,000,000       $10,000     1,601,186  $32,023,720  $390,000      $31,633,720        $10,439

--------
(1) Income Fund has had no distributions of net sales proceeds.


   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due    ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on    , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees (1).................................................. $ 18,102
      Appraisals and Valuation (2)....................................    6,600
      Fairness Opinions (3)...........................................   30,000
      Solicitation Fees (4)...........................................   17,237
      Printing and Mailing (5)........................................  112,541
      Accounting and Other Fees (6)...................................   36,927
                                                                       --------
          Subtotal....................................................  221,407

                           Closing Transaction Costs

      Title, Transfer Tax and Recording Fees(7).......................   77,316
      Legal Closing Fees(8)...........................................   38,190
      Partnership Liquidation Costs(9)................................   53,087
                                                                       --------
          Subtotal....................................................  168,593
                                                                       --------
      Total........................................................... $390,000
                                                                       ========

--------

(1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

(2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

(3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

(4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

(5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

(6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

(7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

(8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

(9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less that all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of your Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (January 30, 1990). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
           , 1999 and will continue until the later of (a)           , 1999, a
date not less than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                          Year Ended December 31, Quarter Ended
                                          -----------------------  March 31,
                                           1996    1997    1998       1999
                                          ------- ------- ------- -------------
Historical Distributions Paid to the
 General Partners and Affiliates:
General Partner Distributions...........      --      --      --         --
Accounting and Administrative Services..  $92,985 $77,078 $87,256    $21,655
Broker/Dealer Commissions...............      --      --      --         --
Due Diligence and Marketing Support
 Fees...................................      --      --      --         --
Acquisition Fees........................      --      --      --         --
Asset Management Fees ..................      --      --      --         --
Real Estate Disposition Fees(1).........      --      --      --         --
                                          ------- ------- -------    -------
  Total historical......................  $92,985 $77,078 $87,256    $21,655
Pro Forma Distribution to Be Paid to the
 General Partners Following the
 Acquisition:
Cash Distributions on APF Shares........  $ 6,815 $18,401 $30,827    $ 6,947
Salary Compensation.....................      --      --      --         --
                                          ------- ------- -------    -------
  Total pro forma.......................  $ 6,815 $18,401 $30,827    $ 6,947

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                              Quarter Ended
                                  Year Ended December 31,     March 31, 1999
                                  ------------------------ --------------------
                                  1994 1995 1996 1997 1998 Historical Pro Forma
                                  ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income........ $826 $654 $768 $861 $814    $179      $132
Distributions from Return of
 Capital.........................   94  246  132   39   86      46        95
                                  ---- ---- ---- ---- ----    ----      ----
Total............................ $920 $900 $900 $900 $900    $225      $227
                                  ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

     (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

     (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

     (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                             Estimated Value
                               Original                                       of APF Shares
                           Limited Partner                                     per Average
                           Investments Less                          Going   $10,000 Original
                          any Distributions   GAAP Book Liquidation Concern  Limited Partner
                         of Sales Proceeds(1)   Value    Value(2)   Value(2)    Investment
                         -------------------- --------- ----------- -------- ----------------
CNL Income Fund VII,
 Ltd....................       $10,000         $8,060     $9,753    $10,410      $10,439

--------

(1) Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Substantial Benefits to General Partners

   As a result of the Acquisition assuming only your Income Fund is acquired, we are expected to receive three material benefits. These benefits include:

  . With respect to our ownership in your Income Fund, we may be issued up to 15,956 APF Shares in accordance with the terms of your Income Fund's partnership agreement. The 15,956 APF Shares issued to us will have an estimated value, based on the exchange value, of approximately $319,120.

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                              Estimated Gain/
                                                                (Loss) per
                                                              Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund VII, Ltd..................................        $2,300

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," (which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "-- Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares and/or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest.........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      537,887 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,441,193)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (947,402)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (947,402)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,196,081)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income Acquisition
                        Combined    Fund VII,   Pro Forma          Adjusted
                           APF         Ltd.    Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 596,110   $  18,932 (j)     $15,138,203
 Fees.............       1,256,304          0     (12,147)(k)       1,244,157
 Interest and
 Other Income.....       7,687,325     39,558           0           7,726,883
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790   $635,668   $   6,785         $24,109,243
 Expenses:
 General and
 Administrative...       4,669,012     39,755     (21,329)(l),(m)   4,687,438
 Management and
 Advisory Fees....               0          0           0 (n)               0
 Fees to Related
 Parties..........          23,115          0           0              23,115
 Interest.........       4,819,998          0           0           4,819,998
 State Taxes......         235,208     13,055       6,531 (o)         254,794
 Depreciation--
 Other............          65,819          0           0              65,819
 Depreciation--
 Property.........       1,898,278     76,089      43,955 (p)       2,018,322
 Amortization.....         545,255          0           0             545,255
 Transaction
 Costs............         125,926     33,273           0             159,199
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,382,611    162,172      29,157          12,573,940
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $11,084,179  $ 473,496   $ (22,372)        $11,535,303
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     68,646     (13,954)(q)          71,963
 Gain on Sale of
 Properties.......               0        273           0                 273
 Provision For
 Loss on
 Properties.......        (215,797)         0           0            (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,885,653    542,415     (36,326)         11,391,742
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                   0
                       ------------ ---------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,885,653  $ 542,415   $ (36,326)        $11,391,742
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                    Property                                Historical    Historical
                                   Acquisition                                 CNL           CNL       Combining
                       Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF      Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513          29             542        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...            50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $       --
Mortgages/notes
receivable......      $ 41,269,740         --     $ 41,269,740 $      --    $      --    $247,896,287 $       --
Receivables,
net.............      $    548,862         --     $    548,862 $7,141,967   $5,457,493   $  1,969,339   $(148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564         --     $  1,083,564 $      --    $      --    $        --          --
Total assets....      $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,597,373 (v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....      $657,085,021         --     $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,017,743 (v1),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined     Fund VII,   Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          40        n/a                      559
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a $      0.02 $      n/a           $         0.25
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $      0.81 $      n/a           $        16.37
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $      0.02 $      n/a           $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...                 n/a         n/a        n/a                    3.23x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a  30,000,000        n/a                      n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a  1,581,686               45,079,087 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a  1,581,686               45,080,150
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     675,000        n/a           $   19,627,087 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         225        n/a           $          217 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $18,345,784 $9,948,831 (v2)      $  675,841,638
Mortgages/notes
receivable......      $  289,166,027 $ 1,238,427        --            $  290,404,454
Receivables,
net.............      $   14,969,032 $     4,628 $  (15,710)(y)       $   14,957,950
Investment
in/due from
joint ventures..      $    1,083,564 $ 3,307,204 $1,401,623(v2)       $    5,792,391
Total assets....      $1,053,180,695 $25,111,407 $7,436,791 (v2),(y)  $1,085,728,893
Total
liabilities/minority
interest........      $  346,929,801 $   930,196 $  (15,710)(y)       $  347,844,287
Total equity....      $  706,250,894 $24,181,211 $7,452,501 (v2)      $  737,884,606

--------

(a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

(b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

      Origination fees from affiliates............................ $  (292,575)
      Secured equipment lease fees................................     (26,127)
      Advisory fees...............................................     (63,393)
      Reimbursement of administrative costs.......................    (182,125)
      Acquisition fees............................................      (9,483)
      Underwriting fees...........................................        (211)
      Administrative, executive and guarantee fees................    (290,036)
      Servicing fees..............................................    (257,767)
      Development fees............................................     (14,678)
      Management fees.............................................    (697,364)
                                                                   -----------
         Total.................................................... $(1,833,759)
                                                                   ===========

(c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

(d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

      Interest income................................................... $62,068

(e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

      General and administrative costs.............................. $(377,734)

(f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

      Management fees............................................. $  (697,364)
      Administrative executive and guarantee fees.................    (290,036)
      Servicing fees..............................................    (257,767)
      Advisory fees...............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

(g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

(h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

      Amortization of goodwill........................................ $537,887

(i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(j) Represents $18,932 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

(k) Represents the elimination of fees between the Advisor and the Income Fund:

      Management fees................................................ $      0
      Reimbursement of administrative costs..........................  (12,147)
                                                                      --------
                                                                      $(12,147)
                                                                      ========

(l) Represents the elimination of $12,147 in administrative costs reimbursed by the Income Fund to the Advisor.

(m) Represents savings of $9,182 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

(n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

(o) Represents additional state income taxes of $6,531 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

(p) Represents an increase in depreciation expense of $43,955 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

(q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $13,954 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

(r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

(s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

(t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

(u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

(v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                                CNL
                                             Financial
                                             Services
                                  Advisor      Group     Income Fund     Total
                                ----------- -----------  -----------  ------------
      Shares Offered..........    3,800,000   2,350,000  1,581,685.6   7,731,685.6
      Exchange Value..........  $        20 $        20  $        20  $         20
                                ----------- -----------  -----------  ------------
      Share Consideration.....  $76,000,000 $47,000,000  $31,633,712  $154,633,712
      Cash Consideration......          --          --       390,000       390,000
      APF Transaction Costs...    5,247,120   3,244,929    2,210,951    10,703,000
                                ----------- -----------  -----------  ------------
       Total Purchase Price...  $81,247,120 $50,244,929  $34,234,663  $165,726,712
                                =========== ===========  ===========  ============
      Allocation of Purchase
       Price:
      Net Assets - Historical.  $ 7,141,252 $10,006,878  $24,181,211  $ 41,329,341
      Purchase Price
       Adjustments:
       Land and buildings on
        operating leases......                             7,926,422     7,926,422
       Net investment in
        direct financing
        leases................                             2,022,409     2,022,409
       Investment in joint
        ventures..............                             1,401,623     1,401,623
       Accrued rental income..                            (1,226,001)   (1,226,001)
       Intangibles and other
        assets................               (2,792,876)     (71,001)   (2,863,877)
       Goodwill*..............               43,030,927          --     43,030,927
       Excess purchase price..   74,105,868         --           --     74,105,868
                                ----------- -----------  -----------  ------------
       Total Allocation.......  $81,247,120 $50,244,929  $34,234,663  $165,726,712
                                =========== ===========  ===========  ============

     --------

     * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,105,868 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of $43,030,927 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

      1.Common Stock
       (CFA, CFS,
       CFC) - Class
       A.............         8,600
       Common Stock
        (CFA, CFS,
        CFC) - Class
        B............         4,825
       APIC (CFA,
        CFS, CFC)....    13,857,645
       Retained
        Earnings.....     3,277,060
       Accumulated
        distributions
        in excess of
        earnings.....    74,105,868
       Goodwill for
        CFC
        (Intangibles
        and other
        assets)......    43,030,927
        CFC/CFS Org
         Costs/Other
         Assets......                 2,792,876
        Cash to pay
         APF
         transaction
         costs.......                 8,492,049
        APF Common
         Stock.......                    61,500
        APF APIC.....               122,938,500
       (To record
        acquisition
        of CFA, CFS
        and CFC)
      2.Partners
       Capital.......    24,181,211
       Land and
        buildings on
        operating
        leases.......     7,926,422
       Net investment
        in direct
        financing
        leases.......     2,022,409
       Investment in
        joint
        ventures.....     1,401,623
        Accrued
         rental
         income......                 1,226,001
        Intangibles
         and other
         assets......                    71,001
        Cash to pay
         APF
         Transaction
         costs.......                 2,210,951
        Cash
         consideration
         to Income
         Funds.......                   390,000
        APF Common
         Stock.......                    15,817
        APF APIC.....                31,617,895
        (To record
         acquisition
         of the
         Income Fund)

(w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

(x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

(y) Represents the elimination by the Income Fund of $15,710 in related party payables recorded as receivables by the Advisor.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND VII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund VII, Ltd." in this supplement.

                               Quarter Ended
                                 March 31,                         Year Ended December 31,
                          ----------------------- ----------------------------------------------------------
                             1999        1998        1998       1997        1996        1995        1994
                          ----------- ----------- ---------- ----------- ----------- ----------- -----------
                                (unaudited)
Revenues (1)............  $   704,314 $   723,782 $2,948,217 $ 2,919,734 $ 2,882,709 $ 2,716,883 $ 2,917,331
Net income (2)..........      542,415     606,859  2,466,018   2,606,008   2,326,863   1,982,148   2,503,300
Cash distributions
 declared...............      675,000     675,000  2,700,000   2,700,000   2,700,000   2,700,002   2,760,002
Net income per unit (2).        0.018       0.020      0.081       0.086       0.077       0.065       0.083
Cash distributions
 declared per unit......        0.023       0.023      0.090       0.090       0.090       0.090       0.092
GAAP book value per
 unit...................        0.806       0.816      0.810       0.818       0.821       0.834       0.858
Weighted average number
 of Limited Partner
 units outstanding......   30,000,000  30,000,000 30,000,000  30,000,000  30,000,000  30,000,000  30,000,000
                                 March 31,                               December 31,
                          ----------------------- ----------------------------------------------------------
                             1999        1998        1998       1997        1996        1995        1994
                          ----------- ----------- ---------- ----------- ----------- ----------- -----------
                                (unaudited)
Total assets............  $25,111,407 $25,423,834 25,218,258 $25,479,762 $25,523,853 $25,915,616 $26,644,363
Total partners' capital.   24,181,211  24,479,637 24,313,796  24,547,778  24,641,770  25,014,907  25,732,761

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of the consolidated joint venture.

(2) Net income for the quarters ended March 31, 1999 and 1998, and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994, includes $273,
    $247, $1,025, $184,627, $195,675, $1,421 and $77,379, respectively, from gains on dispositions of land and buildings. Net income for the years ended December 31, 1997, 1996 and 1995, includes a loss on sale of land and building of $19,739, $235,465 and $6,556, respectively. In addition, net income for the year ended December 31, 1995, includes a loss on demolition of building of $174,466.

(3) Distributions for the year ended December 31, 1994, include a special distribution to the Limited Partners of $60,000 which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND VII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 18, 1989, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 40 restaurant properties, which included interests in ten restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998, was cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses. Cash from operations was $738,569 and $749,233 for the quarters ended March 31, 1999 and 1998, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily a result of changes in the Income Fund's working capital and changes in income and expenses as described in "Results of Operations" below.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $918,362 invested in such short-term investments, as compared to $856,825 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The funds remaining at March 31, 1999, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital, including acquisition and development of restaurant properties, and other needs.

   Total liabilities of the Income Fund, including payable, increased to $783,852 at March 31, 1999, from $757,857 at December 31, 1998. The increase in liabilities at March 31, 1999 is primarily a result of the Income Fund accruing transaction costs relating to the Acquisition. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   During the quarter ended March 31, 1999, one of the Income Fund's tenants decided to exercise the option under its three lease agreements to purchase three of the Income Fund's Burger King restaurant properties, including one restaurant property owned by a joint venture in which the Income Fund owns a 51.1% interest. We believe that the anticipated sales price for each restaurant property exceeds the Income Fund's net carrying value attributable to each of the respective restaurant properties. As of May 13, 1999, the sales had not occurred.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $675,000 for each of the quarters ended March 31, 1999 and 1998. This represents distributions for each applicable quarter of $0.023 per unit. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the

Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the Income Funds filed a lawsuit against us and APF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund's primary source of capital for the years ended December 31, 1998, 1997, and 1996, was cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses. Cash from operations was $2,790,975, $2,840,459, and $2,670,869 for the years ended December 31, 1998, 1997, and 1996, respectively. The decrease in cash from operations during 1998, as compared to 1997, is primarily a result of changes in the Income Fund's working capital. The increase in cash from operations during 1997, as compared to 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In March 1996, the Income Fund entered into an agreement with the tenant of the restaurant property in Daytona Beach, Florida, for payment of certain rental payment deferrals the Income Fund had granted to the tenant through March 31, 1996. Under the agreement, the Income Fund agreed to abate approximately $13,200 of the rental payment deferral amounts. The tenant made payments of approximately $5,700 in each of April 1996, March 1997, and June 1998 in accordance with the terms of the agreement, and has agreed to pay the Income Fund the remaining balance due of approximately $22,300 in four remaining annual installments through 2002.

   In July 1996, the Income Fund sold its restaurant property in Colorado Springs, Colorado, for $1,075,000, and received net sales proceeds of $1,044,909, resulting in a gain of $194,839 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in July 1990 and had a cost of approximately $900,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $144,000 in excess of its original purchase price. In October 1996, the Income Fund reinvested the net sales proceeds, along with additional funds, in a Boston Market restaurant property located in Marietta, Georgia. A portion of the transaction relating to the sale of the restaurant property in Colorado Springs, Colorado, and the reinvestment of the net sales proceeds were structured to qualify as a like-kind exchange transaction in accordance with Section 1031 of the Internal Revenue Code. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes resulting from the sale.

   In addition, in October 1996, the Income Fund sold its restaurant property in Hartland, Michigan, for $625,000 and received net sales proceeds of $617,035, resulting in a loss of approximately $235,465, for financial reporting purposes. In February 1997, the Income Fund reinvested the net sales proceeds in CNL Mansfield Joint Venture. The Income Fund has a 79 percent interest in the profits and losses of CNL Mansfield Joint Venture and the remaining interest in this joint venture is held by an affiliate of the Income Fund which has the same general partners.

   In May 1997, the Income Fund sold its restaurant property in Columbus, Indiana, for $240,000 and received net sales proceeds of $223,589, resulting in a loss of $19,739 for financial reporting purposes. In December 1997, the Income Fund reinvested the net sales proceeds, along with additional funds, in a restaurant property in Miami, Florida, as tenants-in-common with certain of our affiliates, in exchange for a 35.64% interest in this restaurant property.

   In October 1997, the Income Fund sold its restaurant property in Dunnellon, Florida, for $800,000 and received net sales proceeds, net of $5,055 which represents amounts due to the former tenant for prepaid rent, of $752,745, resulting in a gain of $183,701 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in August 1990 and had a cost of approximately $546,300 excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $211,500 in excess of its original purchase price. In December 1997, the Income Fund reinvested these net sales proceeds in a restaurant property in Smithfield, North Carolina, as tenants-in-common with one of our affiliates. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Dunnellon, Florida and the reinvestment of the net sales proceeds in the restaurant property in Smithfield, North Carolina, will qualify as a like-kind exchange transaction in accordance with Section 1031 of the Internal Revenue Code. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us resulting from the sale.

   In addition, in October 1997, the Income Fund and an affiliate, as tenants-in-common, sold the restaurant property in Yuma, Arizona, in which the Income Fund owned a 48.33% interest, for a total sales price of $1,010,000 and received net sales proceeds of $982,025, resulting in a gain, to the tenancy-in-common, of approximately $128,400 for financial reporting purposes. The restaurant property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the restaurant property was sold for approximately $120,300 in excess of its original purchase price. In December 1997, the Income Fund reinvested its portion of the net sales proceeds from the sale of the Yuma, Arizona, restaurant property, along with funds from the sale of the wholly-owned restaurant property in Columbus, Indiana, in a restaurant property in Miami, Florida, as tenants-in-common with certain of our affiliates. We believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Yuma, Arizona and the reinvestment of the net sales proceeds in the restaurant property in Miami, Florida, will qualify as a like-kind exchange transaction in accordance with Section 1031 of the Internal Revenue Code. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us resulting from the sale.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburse the affiliates without interest.

   Currently rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $856,825 invested in such short-term investments, as compared to $761,317 at December 31, 1997. The funds remaining at December 31, 1998, will be used for the payment of distributions and other liabilities.

   During 1998, 1997, and 1996, certain of our affiliates incurred on behalf of the Income Fund $86,851, $74,968, and $97,288, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $17,911 and $27,683, respectively, to affiliates for such amounts and accounting and administrative services. As of March 11, 1999, the Income Fund had reimbursed the affiliates all such amounts. In addition, as of December 31, 1998 and 1997, the Income Fund owed $7,200 in real estate disposition fees to an affiliate as a result of its services in connection with the 1995 sale of the restaurant property in Jacksonville, Florida. The payment of such fees is deferred until the Limited Partners have received the sum of their 10% preferred return and their adjusted capital contributions. Total liabilities, including distributions payable, of the Income Fund decreased to $732,746 at December 31, 1998, from $749,587 at December 31, 1997 primarily as a result of a decrease in rents paid in advance at December 31, 1998. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based primarily on cash from operations, the Income Fund declared distributions to the Limited Partners of $2,700,000 for each of the years ended December 31, 1998, 1997, and 1996. This represents distributions of $0.090 per Unit for each of the years ended December 31, 1998, 1997, and 1996. No amounts distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and March 31, 1998, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, owned and leased 29 wholly owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund and its consolidated joint venture, earned $594,600 and $597,099, respectively, in rental income from operating leases and earned income from direct financing leases.

   During the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased nine restaurant properties indirectly through other joint venture arrangements and owned two restaurant properties, indirectly with our affiliates as tenants-in-common. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $73,295 and $77,933, respectively, attributable to net income earned by these unconsolidated joint ventures.

   Operating expenses, including depreciation expense, were $162,172 and $117,170 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999, is partially due to the fact that during the quarter ended March 31, 1999, the Income Fund incurred $33,273 in transaction costs related to us retaining financial and legal advisors to assist us in evaluating the negotiating the Acquisition. If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   In addition, the increase in operating expenses during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is partially attributable to the Income Fund incurring additional state taxes due to changes in tax laws of a state in which the Income Fund conducts business.

   As a result of the sale of the restaurant property in Florence, South Carolina, in August 1995, and recording the gain using the installment method, the Income Fund recognized a gain for financial reporting purposes of $273 and $247 for the quarters ended March 31, 1999 and 1998, respectively.

 The Years Ended December 31, 1998, 1997 and 1996

   During 1996, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, owned and leased 33 wholly owned restaurant properties, including two restaurant properties in Colorado Springs, Colorado, and Hartland, Michigan, which were sold in July and October 1996, respectively, during 1997, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, owned and leased 31 wholly owned restaurant properties, including two restaurant properties in Columbus, Indiana and Dunnellon, Florida, which were sold in May and October 1997, respectively, and during 1998, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, owned and leased 29 wholly owned restaurant properties. In addition, during 1996, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, was a co-venturer in three separate joint ventures which owned and leased eight restaurant properties and owned and leased one restaurant property with an affiliate as tenants-in-common. During 1997, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, was a co-venturer in four separate joint ventures which owned and leased nine restaurant properties and owned and leased three restaurant properties with affiliates as tenants-in-common, including one restaurant property in Yuma, Arizona which was sold in October 1997, and during 1998, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, was a co-venturer in four separate joint ventures which owned and leased nine restaurant properties and owned and leased two restaurant properties with affiliates as tenants-in-common. As December 31, 1998, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, owned either directly, as tenants-in-common with an affiliate, or through joint venture arrangements 40 restaurant properties, which are generally subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts payable in monthly installments ranging from approximately $22,100 to $191,900. Substantially all of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some of the leases provide that, commencing in the specified lease years, generally ranging from the sixth to the eleventh lease year, the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund and its consolidated joint venture, San Antonio #849 Joint Venture, earned $2,390,557, $2,436,222, and $2,459,094, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during 1998 and 1997, each as compared to the previous year, was attributable to a decrease in rental and earned income as a result of the sales of the restaurant properties in Colorado Springs, Colorado; Hartland, Michigan; Columbus, Ohio and Dunnellon, Florida, in July 1996, October 1996, May 1997 and October 1997, respectively. The decrease in 1997, as compared to 1996, was partially offset by an increase in rental and earned income as a result of reinvesting the net sales proceeds from the sale of the restaurant property in Colorado, Springs, Colorado, in a restaurant property in Marietta, Georgia, in October 1996. Rental and earned income are expected to remain at reduced amounts in future years as a result of reinvesting the proceeds from the sales of the restaurant properties in Hartland, Michigan; Columbus, Ohio and Dunnellon, Florida in joint ventures and in restaurant properties owned with affiliates, as tenants-in-common, as described below. However, as a result of reinvesting in joint ventures and in restaurant properties owned with affiliates, as tenants-in-common, net income earned by unconsolidated joint ventures increased in 1998, as described below.

   For the years ended December 31, 1998, 1997 and 1996, the Income Fund also earned $93,906, $51,345, $44,973, respectively, in contingent rental income. The increase in contingent rental income during 1998 and 1997, each as compared to the previous year, is primarily a result of increased gross sales of certain restaurant properties requiring the payment of contingent rental income.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $171,263, $183,579, $240,079, respectively, in interest and other income. The decrease in interest and other income for 1997, as compared to 1996, is partially attributable to the fact that during 1996, the Income Fund recognized approximately $46,500 in other income due to the fact that the corporate franchisor of the restaurant properties in Pueblo and Colorado Springs, Colorado, paid past due real estate taxes relating to the restaurant properties and the Income Fund reversed such amounts during 1996 that it had previously accrued as payable during 1995. In addition, the decrease in interest and other income during 1997, as compared to 1996, was due to the fact that during 1996, the Income Fund earned approximately $10,000 in interest income on the net sales proceeds held in escrow relating to the restaurant property in Colorado Springs, Colorado. These proceeds were reinvested in a restaurant property in Marietta, Georgia, in October 1996.

   For the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $311,081, $267,251, $157,254, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer and restaurant properties owned indirectly with affiliates as tenants-in-common. The increase in net income earned by joint ventures during the year ended 1998, as compared to 1997, is partially due to the fact that in February 1997, the Income Fund reinvested the net sales proceeds it received from the sale, in October 1996, of the restaurant property in Hartland, Michigan in CNL Mansfield Joint Venture, with an affiliate of the Income Fund which has the same general partners. In addition, the increase in net income earned by joint ventures during the year ended 1998, as compared to 1997, is partially due to the Income Fund investing in a restaurant property in Smithfield, North Carolina, in December 1997, with certain of our affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources." In addition, the increase in net income earned by joint ventures during 1998 was partially offset by, and the increase in net income earned by joint ventures during 1997, as compared to 1996, is partially attributable to, the fact that in October 1997, the Income Fund and an affiliate, as tenants-in-common, sold the restaurant property in Yuma, Arizona, in which the Income Fund owned a 48.33% interest. The tenancy-in-common recognized a gain of approximately $128,400 for financial reporting purposes, as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, three lessees of the Income Fund and its consolidated joint venture, Golden Corral Corporation, Restaurant Management Services, Inc., and Waving Leaves, Inc., each contributed more than ten percent of the Income Fund's total rental income, including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from nine restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common. As of December 31, 1998, Golden Corral Corporation was the lessee under leases relating to five restaurants, Restaurant Management Services, Inc. was the lessee under leases relating to seven restaurants and one site currently consisting of land only, and Waving Leaves, Inc. was the lessee under leases relating to four restaurants. It is anticipated that, based on the minimum rental payments required by the leases, these three lesses each will continue to contribute more than ten percent of the Income Fund's total rental income during 1999. In addition, during the year ended December 31, 1998, three restaurant chains, Golden Corral, Hardee's , and Burger King, each accounted for more than ten percent of the Income Fund's total rental income, including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from nine restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common. In 1999, it is anticipated that these three restaurant chains each will continue to account for more than ten percent of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $483,224, $478,614, and $516,056 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in operating expenses during 1998, as compared to 1997, is primarily a result of the Income Fund incurring $18,781 in transaction costs relating to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. The increase in operating expenses during 1998, as compared to 1997, is partially offset be a decrease in general operating and administrative expenses.

   The decrease in operating expenses during 1997, as compared to 1996, was primarily a result of a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties. In addition, the decrease in operating expenses during 1997, as compared to 1996, was due to the fact that in July 1996, the Income Fund sold the restaurant property in Colorado Springs, Colorado, as discussed above in "Liquidity and Capital Resources," and in connection therewith, paid approximately $9,000 in 1996 real estate taxes which were due upon the sale of the restaurant property. Because of the sale, no real estate taxes were recorded in 1997.

   The decrease in operating expenses during 1997, as compared to 1996, was also partially attributable to a decrease in depreciation expense due to the sales of the restaurant properties in Hartland, Michigan and Colorado Springs, Colorado in 1996. The decrease in depreciation expense was partially offset by the purchase of the restaurant property in Marietta, Georgia, in October 1996.

   In connection with the sale of its restaurant property in Florence, South Carolina, during 1995, the Income Fund recognized a gain for financial reporting purposes of $1,025, $926, $836 for these years ended December 31, 1998, 1997, and 1996, respectively. In accordance with Statement of Financial Accounting Standards No. 66, "Accounting for Sales of Real Estate," the Income Fund recorded the sale using the installment sales method. As such, the gain on sale was deferred and is being recognized as income proportionately as payments under mortgage note are collected. Therefore, the balance of the deferred gain of $125,278 at December 31, 1998 is being recognized as income in future periods as payments ar collected. For federal income tax purposes, a gain of approximately $97,300 from the sale of this restaurant property was also deferred during 1995 and is being recognized as payments under the mortgage note are collected.

   As a result of the sale of the restaurant property in Columbus, Indiana, during 1997, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss of $19,739 for financial reporting purposes, for the year ended December 31, 1997. As a result of the sale of the restaurant property in Dunnellon, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $183,701 for the year ended December 31, 1997.

   As a result of the sale of the restaurant property in Colorado Springs, Colorado, during 1996, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $194,839 for financial reporting purposes for the year ended December 31, 1996. As a result of the sale of the restaurant property in Hartland, Michigan, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss for financial reporting purposes of $235,465 for the year ended December 31, 1996.

   The Income Fund's leases as of December 31, 1998, are generally triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based n certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Inflation has had a minimal effect on income from operations. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.



Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999 the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates of the general partners provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team, for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

Interest Rate Risk

   The Income Fund has provided fixed rate mortgage notes to borrowers. We believe that the estimated fair value of the mortgage notes at December 31, 1998 approximated the outstanding principal amounts. The Income Fund is exposed to equity loss in the event of changes in interest rates. The following table presents the expected cash flows of principal that are sensitive to these changes.

                                                                  Mortgage notes
                                                                   Fixed Rates
                                                                  --------------
   1999..........................................................   $   11,968
   2000..........................................................    1,114,132
   2001..........................................................        2,195
   2002..........................................................        2,425
   2003..........................................................        2,679
   Thereafter....................................................      224,478
                                                                    ----------
                                                                    $1,357,877
                                                                    ==========

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.......   F-1

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998.....................................................................   F-2

Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998............................   F-3

Condensed Statements of Cash Flows for the Quarter Ended March 31, 1999
 and 1998.................................................................   F-4

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998............................................................   F-5

Report of Independent Accountants.........................................   F-7

Balance Sheets as of December 31, 1998 and 1997...........................   F-8

Statements of Income for the Years Ended December 31, 1998, 1997 and 1996.   F-9

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996............................................................  F-10

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996.....................................................................  F-11

Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996.................................................................  F-12

Unaudited Pro Forma Financial Information.................................  F-21

Unaudited Pro Forma Balance Sheet as of March 31, 1999....................  F-22

Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999.....................................................................  F-24

Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998.....................................................................  F-26

Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999.................................................................  F-28

Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998.................................................................  F-30

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-32

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,   December
                                                          1999      31, 1998
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,550,015 and
 $2,473,926........................................... $15,002,418 $15,078,507
Net investment in direct financing leases.............   3,343,366   3,365,392
Investment in joint ventures..........................   3,307,204   3,327,934
Mortgage notes receivable, less deferred gain of
 $125,005 and $125,278................................   1,238,427   1,241,056
Cash and cash equivalents.............................     918,362     856,825
Receivables, less allowance for doubtful accounts of
 $28,853 in 1999 and 1998.............................       4,628      78,478
Prepaid expenses......................................      10,579       4,116
Accrued rental income, less allowance for doubtful
 accounts of $9,845 in 1999 and 1998..................   1,226,001   1,205,528
Other assets..........................................      60,422      60,422
                                                       ----------- -----------
                                                       $25,111,407 $25,218,258
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    32,996 $     2,885
Escrowed real estate taxes payable....................       6,941       5,834
Distributions payable.................................     675,000     675,000
Due to related parties................................      15,710      25,111
Rents paid in advance and deposits....................      53,205      49,027
                                                       ----------- -----------
  Total liabilities...................................     783,852     757,857
Commitments (Note 3)
Minority interest.....................................     146,344     146,605
Partners' capital.....................................  24,181,211  24,313,796
                                                       ----------- -----------
                                                       $25,111,407 $25,218,258
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                         Quarter Ended March
                                                                 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Revenues:
  Rental income from operating leases.................. $  492,724  $  492,724
  Earned income from direct financing leases...........    101,876     104,375
  Contingent rental income.............................      1,510       9,420
  Interest and other income............................     39,558      43,990
                                                        ----------  ----------
                                                           635,668     650,509
                                                        ----------  ----------
Expenses:
  General operating and administrative.................     35,336      33,112
  Professional services................................      4,419       5,281
  State and other taxes................................     13,055       2,688
  Depreciation.........................................     76,089      76,089
  Transaction costs....................................     33,273         --
                                                        ----------  ----------
                                                           162,172     117,170
                                                        ----------  ----------
Income Before Minority Interest in Income of
 Consolidated Joint Venture, Equity in Earnings of
 Unconsolidated Joint Ventures, and Gain on Sale of
 Land and Building.....................................    473,496     533,339
Minority Interest in Income of Consolidated Joint
 Venture...............................................     (4,649)     (4,660)
Equity in Earnings of Unconsolidated Joint Ventures....     73,295      77,933
Gain on Sale of Land and Building......................        273         247
                                                        ----------  ----------
Net Income............................................. $  542,415  $  606,859
                                                        ==========  ==========
Allocation of Net Income:
  General partners..................................... $    5,424  $    6,069
  Limited partners.....................................    536,991     600,790
                                                        ----------  ----------
                                                        $  542,415  $  606,859
                                                        ==========  ==========
Net Income Per Limited Partner Unit.................... $    0.018  $    0.020
                                                        ==========  ==========
Weighted Average Number of Limited Partner Units
 Outstanding........................................... 30,000,000  30,000,000
                                                        ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   205,744  $   181,085
  Net income........................................        5,424       24,659
                                                      -----------  -----------
                                                          211,168      205,744
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   24,108,052   24,366,693
  Net income........................................      536,991    2,441,359
  Distributions ($0.023 and $0.090 per limited
   partner unit, respectively)......................     (675,000)  (2,700,000)
                                                      -----------  -----------
                                                       23,970,043   24,108,052
                                                      -----------  -----------
Total partners' capital.............................  $24,181,211  $24,313,796
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CLN INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                  Quarter Ended
                                    March 31,
                               --------------------
                                 1999       1998
                               ---------  ---------
Increase (Decrease) in Cash
 and Cash Equivalents
  Net Cash Provided by
   Operating Activities....... $ 738,569  $ 749,233
                               ---------  ---------
  Cash Flows from Investing
   Activities:
    Collections on mortgage
     notes receivable.........     2,878      2,600
    Other.....................       --      13,255
                               ---------  ---------
      Net cash provided by
       investing activities...     2,878     15,855
                               ---------  ---------
  Cash Flows from Financing
   Activities:
    Distributions to limited
     partners.................  (675,000)  (675,000)
    Distributions to holder of
     minority interest........    (4,910)    (4,818)
                               ---------  ---------
      Net cash used in
       financing activities...  (679,910)  (679,818)
                               ---------  ---------
Net Increase in Cash and Cash
 Equivalents..................    61,537     85,270
Cash and Cash Equivalents at
 Beginning of Quarter.........   856,825    761,317
                               ---------  ---------
Cash and Cash Equivalents at
 End of Quarter............... $ 918,362  $ 846,587
                               =========  =========
Supplemental Schedule of Non-
 Cash Financing Activities:
    Distributions declared and
     unpaid at end of
     quarter.................. $ 675,000  $ 675,000
                               =========  =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VII, LTD.

                      (a Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VII, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 83 percent interest in San Antonio #849 Joint Venture using the consolidation method. Minority interest represents the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,202,371 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $31,543,529 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June , 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

3. Commitments:

   During the quarter ended March 31, 1999, one of the Partnership's tenants decided to exercise the option under its three lease agreements to purchase three of the Partnership's Burger King properties (including one property owned by a joint venture in which the Partnership owns a 51.1% interest). The general partners believe that the anticipated sales price for each property exceeds the Partnership's net carrying value attributable to each of the respective properties. As of May 13, 1999, the sales had not occurred.

4. APF Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 1,601,186 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund VII, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund VII, Ltd. (a Florida Limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 25, 1999, except for Note 11  for which the date is March 11, 1999 and
 Note 12 for which the date is June 3, 1999

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation.............................. $15,078,507 $15,382,863
Net investment indirect financing leases...............   3,365,392   3,447,152
Investment in joint ventures...........................   3,327,934   3,393,932
Mortgage notes receivable, less deferred gain..........   1,241,056   1,250,597
Cash and cash equivalents..............................     856,825     761,317
Receivables, less allowance for doubtful accounts of
 $28,853 and $32,959...................................      78,478      64,092
Prepaid expenses.......................................       4,116       4,755
Accrued rental income, less allowance for doubtful
 accounts of $9,845 in 1998 and 1997...................   1,205,528   1,114,632
Other assets...........................................      60,422      60,422
                                                        ----------- -----------
                                                        $25,218,258 $25,479,762
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     2,885 $     6,131
Escrowed real estate taxes payable.....................       5,834       7,785
Distributions payable..................................     675,000     675,000
Due to related parties.................................      25,111      34,883
Rents paid in advance and deposits.....................      49,027      60,671
                                                        ----------- -----------
    Total liabilities..................................     757,857     784,470
Minority interest......................................     146,605     147,514
Partners' capital......................................  24,313,796  24,547,778
                                                        ----------- -----------
                                                        $25,218,258 $25,479,762
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CLN INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $1,976,709  $1,960,724  $1,954,033
  Earned income from direct financing
   leases.................................     413,848     475,498     505,061
  Contingent rental income................      93,906      51,345      44,973
  Interest and other income...............     171,263     183,579     240,079
                                            ----------  ----------  ----------
                                             2,655,726   2,671,146   2,744,146
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative....     133,915     143,173     159,001
  Professional services...................      23,443      23,546      27,640
  Real estate taxes.......................         --        2,979       9,010
  State and other taxes...................       2,729       4,560       2,448
  Depreciation............................     304,356     304,356     317,957
  Transaction costs.......................      18,781         --          --
                                            ----------  ----------  ----------
                                               483,224     478,614     516,056
                                            ----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint
 Ventures, and Gain (Loss) on Sale of Land
 and Buildings............................   2,172,502   2,192,532   2,228,090
Minority Interest in Income of
 Consolidated Joint Venture...............     (18,590)    (18,663)    (18,691)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................     311,081     267,251     157,254
Gain (Loss) on Sale of Land and
 Buildings................................       1,025     164,888     (39,790)
                                            ----------  ----------  ----------
Net Income................................  $2,466,018  $2,606,008  $2,326,863
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners........................  $   24,659  $   24,300  $   23,586
  Limited partners........................   2,441,359   2,581,708   2,303,277
                                            ----------  ----------  ----------
                                            $2,466,018  $2,606,008  $2,326,863
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit.......  $    0.081  $    0.086  $    0.077
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................  30,000,000  30,000,000  30,000,000
                                            ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                         General Partners                 Limited Partners
                         ---------------- -------------------------------------------------
                                 Accumu-                              Accumu-
                         Contri-  lated     Contri-     Distri-        lated    Syndication
                         butions Earnings   butions     butions      Earnings      Costs        Total
                         ------- -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1995................... $1,000  $132,199 $30,000,000 $(14,777,623) $13,099,331 $(3,440,000) $25,014,907
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     23,586         --           --     2,303,277         --     2,326,863
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1996...................  1,000   155,785  30,000,000  (17,477,623)  15,402,608  (3,440,000)  24,641,770
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     24,300         --           --     2,581,708         --     2,606,008
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1997...................  1,000   180,085  30,000,000  (20,177,623)  17,984,316  (3,440,000)  24,547,778
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........    --        --          --    (2,700,000)         --          --    (2,700,000)
 Net income.............    --     24,659         --           --     2,441,359         --     2,466,018
                         ------  -------- ----------- ------------  ----------- -----------  -----------
Balance, December 31,
 1998................... $1,000  $204,744 $30,000,000 $(22,877,623) $20,425,675 $(3,440,000) $24,313,796
                         ======  ======== =========== ============  =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 2,435,937  $ 2,500,189  $ 2,549,406
 Distributions from unconsolidated joint
  ventures..............................      376,557      300,696      191,174
 Cash paid for expenses.................     (187,925)    (140,819)    (248,523)
 Interest received......................      166,406      180,393      178,812
                                          -----------  -----------  -----------
 Net cash provided by operating
  activities............................    2,790,975    2,840,459    2,670,869
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
 Additions to land and buildings on
  operating leases......................          --           --    (1,041,555)
 Proceeds from sale of land and
  buildings.............................          --       976,334    1,661,943
 Investment in joint ventures...........          --    (1,650,905)         --
 Collections on mortgage notes
  receivable............................       10,811        9,766        8,821
 Other..................................       13,221          --           --
                                          -----------  -----------  -----------
 Net cash provided by (used in)
  investing activities..................       24,032     (664,805)     629,209
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
 Distributions to limited partners......   (2,700,000)  (2,700,000)  (2,700,000)
 Distributions to holder of minority
  interest..............................      (19,499)     (19,766)     (19,723)
                                          -----------  -----------  -----------
 Net cash used in financing activities..   (2,719,499)  (2,719,766)  (2,719,723)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................       95,508     (544,112)     580,355
Cash and Cash Equivalents at Beginning
 of Year................................      761,317    1,305,429      725,074
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   856,825  $   761,317  $ 1,305,429
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 2,466,018  $ 2,606,008  $ 2,326,863
                                          -----------  -----------  -----------
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation...........................      304,356      304,356      317,957
 Minority interest in income of
  consolidated joint venture............       18,590       18,663       18,691
 Loss (gain) on sale of land and
  buildings.............................       (1,025)    (164,888)      39,790
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..       65,476       33,445       33,920
 Decrease (increase) in receivables.....      (27,330)      17,173      (14,827)
 Decrease (increase) in prepaid
  expenses..............................          639         (101)         379
 Decrease in net investment in direct
  financing leases......................       81,760       76,941       70,329
 Increase in accrued rental income......      (90,896)    (102,142)    (104,639)
 Increase (decrease) in accounts payable
  and accrued expenses..................       (5,197)       3,222      (40,072)
 Increase (decrease) in due to related
  parties...............................       (9,772)      25,816       (4,244)
 Increase (decrease) in rents paid in
  advance and deposits..................      (11,644)      21,966       26,722
                                          -----------  -----------  -----------
 Total adjustments......................      324,957      234,451      344,006
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 2,790,975  $ 2,840,459  $ 2,670,869
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Distributions declared and unpaid at
  December 31...........................  $   675,000  $   675,000  $   675,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund VII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 83.3% interest in San Antonio #849 Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Halls Joint Venture, CNL Restaurant Investments II, Des Moines Real Estate Joint Venture, and CNL Mansfield Joint Venture, and a property in Smithfield, North Carolina, and a property in Miami, Florida, for which each of the two properties is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." The leases generally are classified as operating leases; however, some leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant generally pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

     Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
     Land............................................. $ 8,430,465  $ 8,430,465
     Buildings........................................   9,121,968    9,121,968
                                                       -----------  -----------
                                                        17,552,433   17,552,433
     Less accumulated depreciation....................  (2,473,926)  (2,169,570)
                                                       -----------  -----------
                                                       $15,078,507  $15,382,863
                                                       ===========  ===========

   In May 1997, the Partnership sold its property in Columbus, Indiana, for $240,000 and received net sales proceeds of $223,589, resulting in a loss of $19,739 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $90,896, $102,142 (net of
$11,159 in reserves), and $104,639 (net of $1,631 in reserves), respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

     1999........................................................... $ 1,891,776
     2000...........................................................   1,925,741
     2001...........................................................   2,022,708
     2002...........................................................   2,034,710
     2003...........................................................   1,940,473
     Thereafter.....................................................  10,605,505
                                                                     -----------
                                                                     $20,420,913
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
     Minimum lease payments receivable................ $ 5,915,553  $ 6,411,161
     Estimated residual values........................   1,008,935    1,008,935
     Less unearned income.............................  (3,559,096)  (3,972,944)
                                                       -----------  -----------
     Net investment in direct financing leases........ $ 3,365,392  $ 3,447,152
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

     1999............................................................ $  495,609
     2000............................................................    495,609
     2001............................................................    496,766
     2002............................................................    496,766
     2003............................................................    496,766
     Thereafter......................................................  3,434,037
                                                                      ----------
                                                                      $5,915,553
                                                                      ==========

   In October 1997, the Partnership sold its property in Dunnellon, Florida, for $800,000 and received net sales proceeds (net of $5,055 which represents amounts due to the former tenant for prepaid rent) of $752,745, resulting in a gain of $183,701 for financial reporting purposes. This property was originally acquired by the Partnership in August 1990 and had a cost of approximately $546,300, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $211,500 in excess of its original purchase price.

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 51.1% interest, an 18 percent interest and a 4.79% interest in the profits and losses of Halls Joint Venture, CNL Restaurant Investments II, and Des Moines Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In February 1997, the Partnership entered into a joint venture arrangement, CNL Mansfield Joint Venture, with an affiliate of the Partnership which has the same general partners, to hold one restaurant property in Mansfield, Texas. As of December 31, 1998, the Partnership owned a 79 percent interest, respectively, in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with the affiliate.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   As of January 1, 1997, the Partnership had a 48.33% interest in a property in Yuma, Arizona, with an affiliate of the Partnership that has the same general partners, as tenants-in-common. In October 1997, the Partnership and the affiliate, as tenants-in-common, sold the property in Yuma, Arizona, for a total sales price of $1,010,000 and received net sales proceeds of $982,025 resulting in a gain of approximately $128,400 for financial reporting purposes. The property was originally acquired in July 1994 and had a total cost of approximately $861,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the property was sold for approximately $120,300 in excess of its original purchase price. In December 1997, the Partnership reinvested its portion of the net sales proceeds from the sale of the Yuma, Arizona, property, along with funds from the sale of a wholly-owned Property in Columbus, Indiana, in a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in the property in Miami, Florida, using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 35.64% interest in the Miami, Florida property owned with affiliates as tenants-in-common.

   In December 1997, the Partnership acquired a property in Smithfield, North Carolina as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 53 percent interest in this property.

   CNL Restaurant Investments II owns and leases six properties to an operator of national fast-food or family-style restaurants, and Halls Joint Venture, Des Moines Real Estate Joint Venture, CNL Mansfield Joint Venture, and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the two properties held as tenants-in-common with affiliates at December 31:

                                                          1998        1997
                                                       ----------- -----------
     Land and buildings on operating leases, less
      accumulated depreciation........................ $10,612,379 $10,892,405
     Cash.............................................       3,763         750
     Receivables......................................      21,249      18,819
     Accrued rental income............................     178,775     147,685
     Other assets.....................................       1,116       1,079
     Liabilities......................................       8,916       8,625
     Partners' capital................................  10,808,366  11,052,113
     Revenues.........................................   1,324,602   1,012,624
     Gain on sale of land and building................         --      128,371
     Net income.......................................   1,028,391     905,117

   The Partnership recognized income totalling $311,081, $267,251, and $157,254 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures and the two properties held as tenants-in-common with affiliates.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

6. Mortgage Notes Receivable:

   In connection with the sale of its property in Florence, South Carolina during 1995, the Partnership accepted a promissory note in the principal sum of $1,160,000, collateralized by a mortgage on the property. The promissory note bears interest at a rate of 10.25% per annum and is being collected in 59 equal monthly installments of $10,395, with a balloon payment of $1,105,715 due in July 2000.

   In addition, the Partnership accepted a promissory note in the principal sum of $240,000 in connection with the sale of its property in Jacksonville, Florida in December 1995. The note is collateralized by a mortgage on the property. The promissory note bears interest at a rate of ten percent per annum and is being collected in 119 equal monthly installments of $2,106, with a balloon payment of $218,252 due in December 2005.

   The mortgage notes receivable consisted of the following at December 31:

                                                            1998        1997
                                                         ----------  ----------
     Principal balance.................................. $1,357,877  $1,368,688
     Accrued interest receivable........................      8,457       8,212
     Less deferred gain on sale of land and building....   (125,278)   (126,303)
                                                         ----------  ----------
                                                         $1,241,056  $1,250,597
                                                         ==========  ==========

   The general partners believe that the estimated fair values of mortgage notes receivable at December 31, 1998 and 1997, approximate the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property not in liquidation of the Partnership is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership,

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $2,700,000. No distributions have been made to the general partners to date.

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,466,018  $2,606,008  $2,326,863
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (16,795)    (25,552)    (24,753)
   Gain on sale of land and buildings for
    financial reporting purposes in excess
    of gain for tax reporting purposes.....        (246)   (178,348)   (163,152)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      81,760      76,941      70,329
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes in excess of (less than)
    equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes...............................      11,026     (55,911)      1,420
   Accrued rental income...................     (90,896)   (102,142)   (104,639)
   Rents paid in advance...................     (12,644)     21,966      26,722
   Minority interest in timing differences
    of unconsolidated joint venture........         982         981         981
   Allowance for uncollectible accounts....      (4,106)        --          --
   Capitalization of transaction costs for
    tax reporting purposes.................      18,781         --          --
   Other...................................         --      (10,275)        --
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,453,880  $2,333,668  $2,133,771
                                             ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the properties held as tenants-in-common with affiliates, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fee will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1998, 1997, and 1996.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $87,256, $77,078, and 92,985 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1998    1997
                                                                ------- -------
     Due to Affiliates:
       Expenditures incurred on behalf of the Partnership...... $10,111 $20,321
       Accounting and administrative services..................   7,800   7,362
       Deferred, subordinated real estate disposition fee......   7,200   7,200
                                                                ------- -------
                                                                $25,111 $34,883
                                                                ======= =======

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the two properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
     Golden Corral Corporation...................... $732,650 $625,724 $608,852
     Restaurant Management Services, Inc............  448,691  444,069  446,867
     Waving Leaves, Inc.............................  300,546      N/A      --
     Flagstar Enterprises, Inc......................      N/A  307,738  464,042

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the two properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
     Golden Corral Family Steakhouse Restaurants.... $732,650 $625,724 $608,852
     Burger King....................................  469,984  466,626  478,901
     Hardees........................................  451,348  447,074  524,625

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,202,371 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $31,543,529 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 1,601,186 shares valued at $20.00 per APF share.

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.




   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999


                                          Property                                  Historical
                                        Acquisition                                    CNL
                           Historical    Pro Forma                     Historical   Financial
                              APF       Adjustments        Subtotal     Advisor   Services, Inc.
                          ------------  ------------     ------------  ---------- --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........   475,787,661   58,749,637 (A)   534,537,298           0            0
Net Investment in Direct
 Financing Leases.......   123,270,117            0       123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740            0        41,269,740           0            0
Other Investments.......    16,199,792            0        16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564            0         1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)    10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0         2,007,278           0            0
Receivables (net
 allowances)/
 Due from Related Party..      548,862            0           548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334            0         5,007,334           0            0
Other Assets............     7,723,678            0         7,723,678     490,141      298,498
Goodwill................             0            0                 0           0            0
                          ------------  -----------      ------------  ----------   ----------
 Total Assets...........  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406
                          ============  ===========      ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $         0      $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs Payable..........    10,172,169            0        10,172,169           0            0
Distributions Payable...             0            0                 0     119,808            0
Due to Related Parties..       148,629            0           148,629           0      563,724
Income Tax Payable......             0            0                 0           0            0
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)    67,806,518     386,229            0
Deferred Income.........     2,052,530            0         2,052,530           0            0
Rents Paid in Advance...     1,340,636            0         1,340,636           0            0
Minority Interest.......       280,970            0           280,970           0            0
Common Stock............       373,483            0           373,483           0            0
Common Stock--Class A...             0            0                 0       6,400        2,000
Common Stock--Class B...             0            0                 0       3,600          724
Additional Paid-in-
 capital................   670,005,177            0       670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0       (13,293,639)  2,514,205      134,080
Partners Capital........             0            0                 0           0            0
                          ------------  -----------      ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406
                          ============  ===========      ============  ==========   ==========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                           Historical                                    Historical
                              CNL       Combining                        CNL Income
                           Financial    Pro Forma           Combined      Fund VII,   Pro Forma          Adjusted
                             Corp.     Adjustments            APF           Ltd.     Adjustments        Pro Forma
                          ------------ ------------      --------------  ----------- -----------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298   15,002,418   7,926,422 (B2)    557,466,138
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117    3,343,366   2,022,409 (B2)    128,635,892
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027    1,238,427           0         290,404,454
Other Investments.......     6,353,482            0          22,553,274            0           0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564    3,307,204   1,401,623 (B2)      5,792,391
Cash and Cash
 Equivalents............     4,896,688   (8,492,049)(B1)      8,251,766      918,362  (2,210,951)(B2)      6,569,177
                                                                                        (390,000)(B2)
Restricted
 Cash/Certificates
 of Deposit.............       853,243            0           2,860,521          --            0           2,860,521
Receivables (net
 allowances)/ Due from
 Related Party..........     1,969,339     (148,629)(C)      14,969,032        4,628     (15,710)(E)      14,957,950
Accrued Rental Income...             0            0           5,007,334    1,226,001  (1,226,001)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835       71,001     (71,001)(B2)      8,450,835
Goodwill................             0   43,030,927 (B1)     43,030,927            0           0          43,030,927
                          ------------ ------------      --------------  ----------- -----------      --------------
 Total Assets...........  $264,700,433 $ 31,597,373      $1,053,180,695  $25,111,407 $ 7,436,791      $1,085,728,893
                          ============ ============      ==============  =========== ===========      ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055  $    39,937 $         0      $    5,998,992
Accrued Construction
 Costs Payable..........             0            0          10,172,169            0           0          10,172,169
Distributions Payable...             0            0             119,808      675,000           0             794,808
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405       15,710     (15,710)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0            0           0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228            0           0         295,130,228
Deferred Income.........             0            0           2,052,530            0           0           2,052,530
Rents Paid in Advance...             0            0           1,340,636       53,205           0           1,393,841
Minority Interest.......             0            0             280,970      146,344           0             427,314
Common Stock............             0       61,500 (B1)        434,483            0      15,817 (B2)        450,800
Common Stock--Class A...           200       (8,600)(B1)              0            0           0                   0
Common Stock--Class B...           501       (4,825)(B1)              0            0           0                   0
Additional Paid-in-
 capital................     3,937,095  122,938,500 (B1)    792,943,677            0  31,617,895 (B2)    824,561,572
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (87,127,766)           0           0         (87,127,766)
                                        (74,105,868)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0   24,181,211 (24,181,211)(B2)              0
                          ------------ ------------      --------------  ----------- -----------      --------------
 Total Liabilities and
  Equity................  $264,700,433 $ 31,597,373      $1,053,180,695  $25,111,407 $ 7,436,791      $1,085,728,893
                          ============ ============      ==============  =========== ===========      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                        Property                                              Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  -----------    -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0
 Fees...................            0           0               0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763           0       2,214,763      47,213       129,362    5,233,919
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269           0       1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364           0         697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0           0               0      23,326       292,575            0
 Interest Expense.......            0           0               0      50,730             0    4,769,268
 State Taxes............      235,208           0         235,208           0             0            0
 Depreciation--Other....            0           0               0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813     349,465(a)    1,898,278           0             0            0
 Amortization...........        7,368           0           7,368           0             0            0
 Transaction Costs......      125,926           0         125,926           0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271           0          17,271           0             0            0
 Gain on Sale of
  Properties............            0           0               0           0             0            0
 Provision For Loss on
  Properties............     (215,797)          0        (215,797)          0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0           0               0     127,496        48,017       73,166
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========  ==========     ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........       50.03x         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401         n/a      37,347,401         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464         n/a      37,348,464         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999


                           Combining                       Historical CNL
                           Pro Forma           Combined     Income Fund    Pro Forma           Adjusted
                          Adjustments             APF        VII, Ltd.    Adjustments         Pro Forma
                          -----------         -----------  -------------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161    $  596,110    $  18,932 (j)     $ 15,138,203
 Fees...................   (2,450,663)(b),(c)   1,256,304             0      (12,147)(k)        1,244,157
 Interest and Other
  Income................       62,068 (d)       7,687,325        39,558            0            7,726,883
                          -----------         -----------    ----------    ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790    $  635,668    $   6,785         $ 24,109,243
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012        39,755      (21,329)(l),(m)    4,687,438
 Management and Advisory
  Fees..................   (1,308,560)(f)               0             0            0 (n)                0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115             0            0               23,115
 Interest Expense.......            0           4,819,998             0            0            4,819,998
 State Taxes............            0             235,208        13,055        6,531 (o)          254,794
 Depreciation--Other....            0              65,819             0            0               65,819
 Depreciation--
  Property..............            0           1,898,278        76,089       43,955 (p)        2,018,322
 Amortization...........      537,887 (h)         545,255             0            0              545,255
 Transaction Costs......            0             125,926        33,273            0              159,199
                          -----------         -----------    ----------    ---------         ------------
 Total Expenses.........   (1,441,193)         12,382,611       162,172       29,157           12,573,940
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $  (947,402)        $11,084,179    $  473,496    $ (22,372)        $ 11,535,303
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271        68,646      (13,954)(q)           71,963
 Gain on Sale of
  Properties............            0                   0           273            0                  273
 Provision For Loss on
  Properties............            0            (215,797)            0            0             (215,797)
                          -----------         -----------    ----------    ---------         ------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...     (947,402)         10,885,653       542,415      (36,326)          11,391,742
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0             0            0                    0
                          -----------         -----------    ----------    ---------         ------------
Net Earnings (Losses)...  $(1,196,081)        $10,885,653    $  542,415    $ (36,326)        $ 11,391,742
                          ===========         ===========    ==========    =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a    $     0.02    $     n/a         $       0.25
                          ===========         ===========    ==========    =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a    $     0.81    $     n/a         $      16.37
                          ===========         ===========    ==========    =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a    $     0.02    $     n/a         $        n/a
                          ===========         ===========    ==========    =========         ============
Ratio of Earnings to
 Fixed Charges .........          n/a                 n/a           n/a          n/a                3.23x
                          ===========         ===========    ==========    =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a    30,000,000          n/a                  n/a
                          ===========         ===========    ==========    =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401           n/a    1,581,686           45,079,087(r)
                          ===========         ===========    ==========    =========         ============
Shares Outstanding......    6,150,000          43,498,464           n/a    1,581,686           45,080,150
                          ===========         ===========    ==========    =========         ============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                     $(22,944,808)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                       42,571,895
                                                                                             ------------
Adjusted Pro Forma
 Distributions Declared:                                                                     $ 19,627,087(s)
                                                                                             ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                     $901,581,732(t)
                                                                                             ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                     $        217(u)
                                                                                             ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                               Historical
                                       Acquisition                              Historical CNL     CNL
                          Historical    Pro Forma                  Historical     Financial     Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  -----------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a) $55,049,526  $         0    $        0   $         0
 Fees...................            0            0              0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078    22,238,311
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406             0
 Interest Expense.......            0            0              0      148,415             0    21,350,174
 State Taxes............      548,320            0        548,320       19,126             0             0
 Depreciation--Other....            0            0              0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0             0
 Amortization...........       11,808            0         11,808       57,077             0        95,116
 Transaction Costs......      157,054            0        157,054            0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties,
 Provision for Losses on
 Properties and Other
 Expenses...............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0              0            0             0             0
 Gain on
  Securitization........            0            0              0            0             0     3,694,351
 Other Expenses.........            0            0              0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641      (246,603)
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========    ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........       79.97x          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,566,916     34,215,135          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                        Historical CNL
                           Pro Forma            Combined     Income Fund    Pro Forma           Adjusted
                          Adjustments              APF        VII, Ltd.    Adjustments         Pro Forma
                          ------------         -----------  -------------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $          0         $55,049,526    $2,484,463    $  75,726 (j)     $ 57,609,715
 Fees...................   (32,715,768)(b),(c)   3,226,263             0      (27,875)(k)        3,198,388
 Interest and Other
  Income................       207,144 (d)      32,221,925       171,263            0           32,393,188
                          ------------         -----------    ----------    ---------         ------------
 Total Revenue..........  $(32,508,624)        $90,497,714    $2,655,726    $  47,851         $ 93,201,291
Expenses:
 General and
  Administrative........    (4,241,719)(e)      15,939,556       157,358      (70,909)(l),(m)   16,026,005
 Management and Advisory
  Fees..................    (4,658,434)(f)               0             0            0 (n)                0
 Fees to Related
  Parties...............    (2,161,897)(g)         858,787             0            0              858,787
 Interest Expense.......             0          21,498,589             0            0           21,498,589
 State Taxes............             0             567,446         2,729        9,845 (o)          580,020
 Depreciation--Other....             0             199,157             0            0              199,157
 Depreciation--
  Property..............      (340,898)(r)       6,590,760       304,356      175,820 (p)        7,070,936
 Amortization...........     2,151,546 (h)       2,315,547             0            0            2,315,547
 Transaction Costs......             0             157,054        18,781            0              175,835
                          ------------         -----------    ----------    ---------         ------------
 Total Expenses.........    (9,251,402)         48,126,896       483,224      114,756           48,724,876
Operating
 Earnings(Losses) Before
 Equity in Earnings of
 Joint Ventures/Minority
 Interests, Gain on Sale
 of Properties,
 Provision for Losses on
 Properties and Other
 Expenses...............  $(23,257,222)        $42,370,818    $2,172,502     $(66,905)        $ 44,476,415
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............             0             (14,138)      292,491      (55,817)(q)          222,536
 Gain on Sale of
  Properties............             0                   0         1,025            0                1,025
 Gain on
  Securitization........             0           3,694,351             0            0            3,694,351
 Other Expenses.........             0                   0             0            0                    0
 Provision For Loss on
  Properties............             0            (611,534)            0            0             (611,534)
                          ------------         -----------    ----------    ---------         ------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   (23,257,222)         45,439,497     2,466,018     (122,722)          47,782,793
 Benefit/(Provision) for
  Federal Income Taxes..     6,898,434 (i)               0             0            0                    0
                          ------------         -----------    ----------    ---------         ------------
Net Earnings (Losses)...  $(16,358,788)        $45,439,497    $2,466,018    $(122,722)        $ 47,782,793
                          ============         ===========    ==========    =========         ============
Earnings Per
 Share/Unit.............  $        n/a         $       n/a    $     0.08    $     n/a         $       1.14
                          ============         ===========    ==========    =========         ============
Book Value Per
 Share/Unit.............  $        n/a         $       n/a    $     0.81    $     n/a         $      16.41
                          ============         ===========    ==========    =========         ============
Dividends Per
 Share/Unit.............  $        n/a         $       n/a    $     0.09    $     n/a         $        n/a
                          ============         ===========    ==========    =========         ============
Ratio of Earnings to
 Fixed Charges..........           n/a                 n/a           n/a          n/a                3.17x
                          ============         ===========    ==========    =========         ============
Wtd. Avg. Units
 Outstanding............           n/a                 n/a    30,000,000          n/a                  n/a
                          ============         ===========    ==========    =========         ============
Wtd. Avg. Shares
 Outstanding............     6,150,000          40,365,135           n/a    1,581,686           41,946,821 (s)
                          ============         ===========    ==========    =========         ============
Shares Outstanding......     6,150,000          43,522,684           n/a    1,581,686           45,104,370
                          ============         ===========    ==========    =========         ============
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............                                                                      $ 58,322,261
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......                                                                      (265,871,668)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                       288,590,674
                                                                                              ------------
Adjusted Pro Forma
 Distributions Declared:                                                                      $ 81,041,267 (t)
                                                                                              ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                      $838,936,408 (u)
                                                                                              ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                      $        966 (v)
                                                                                              ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                  Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- -----------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $  (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0              0
 Amortization expense...          7,368             0             7,368            0       26,238        424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0              0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0        (73,166)
 Gain on
  securitization........              0             0                 0            0            0              0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0              0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)        (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0              0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0       (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0    (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0      6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0       (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0         55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811              0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0              0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0              0
 Decrease (increase) in
  intangibles and other
  assets................                                                     (30,554)                      7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)      (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0              0
 Decrease in accrued
  interest..............              0             0                 0            0            0       (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365             0           386,365            0            0              0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)   (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)   (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0              0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)             0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0              0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0              0
 Acquisition of
  businesses............

 Purchase of other
  investments...........              0             0                 0            0            0              0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0              0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0        134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0              0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0              0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0              0
 Collection on notes
  receivable............        239,596             0           239,596            0            0              0
 Decrease in restricted
  cash..................              0             0                 0            0            0              0
 Increase in intangibles
  and other assets......              0             0                 0            0            0              0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0              0
 Other..................              0             0                 0            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)       134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572              0
 Contributions from
  limited partners......              0             0                 0            0            0              0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0              0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0              0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763            0            0     49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)   (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0              0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0              0
 Distributions to
  limited partners......              0             0                 0            0            0              0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0              0
 Other..................       (200,234)            0          (200,234)           0            0         (9,602)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722    1,288,673       18,187     39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)     2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573      2,526,078
                          -------------  ------------     -------------  -----------    ---------    -----------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $ 4,896,688
                          =============  ============     =============  ===========    =========    ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999


                           Combining                    Historical CNL
                           Pro Forma                     Income Fund    Pro Forma        Adjusted
                          Adjustments     Combined APF    VII, Ltd.    Adjustments      Pro Forma
                          -----------     ------------  -------------- -----------     ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,196,081)(a) $ 10,885,653     $542,415    $  (36,326)(a)  $ 11,391,742
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0        1,937,859       76,089        43,955 (b)     2,057,903
 Amortization expense...      537,887 (c)      996,190            0             0           996,190
 Minority interest in
  income of consolidated
  joint venture.........            0            7,763        4,649             0            12,412
 Equity in earnings of
  joint ventures, net of
  distributions.........            0           23,234       20,730        13,954 (d)        57,918
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                0         (273)            0              (273)
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0          142,631            0             0           142,631
 Gain on
  securitization........            0                0            0             0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                0            0             0                 0
 Decrease (increase) in
  other receivables.....            0         (709,615)      73,874             0          (635,741)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                0            0             0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0         (449,580)           0             0          (449,580)
 Investment in notes
  receivable............            0      (42,571,895)           0             0       (42,571,895)
 Collections on notes
  receivable............            0        6,417,907            0             0         6,417,907
 Increase in restricted
  cash..................            0         (402,461)           0             0          (402,461)
 Decrease in due from
  related party.........            0           55,382            0             0            55,382
 Decrease (increase) in
  prepaid expenses......            0           29,359       (6,463)            0            22,896
 Decrease in net
  investment in direct
  financing leases......            0          787,375       22,026             0           809,401
 Increase in accrued
  rental income.........            0       (1,047,421)     (20,473)            0        (1,067,894)
 Decrease (increase) in
  intangibles and other
  assets................            0          (22,612)           0             0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0         (768,267)      31,218             0          (737,049)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0           97,403       (9,401)            0            88,002
 Decrease in accrued
  interest..............            0         (362,877)           0             0          (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0          386,365        4,178             0           390,543
 Increase (decrease) in
  deferred rental
  income................            0          862,647            0             0           862,647
                          -----------     ------------     --------    ----------      ------------
 Total adjustments......      537,887      (34,590,613)     196,154        57,909       (34,336,550)
                          -----------     ------------     --------    ----------      ------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)     (23,704,960)     738,569        21,583       (22,944,808)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                0            0             0                 0
 Additions to land and
  buildings on operating
  leases................                  (135,820,136)           0                    (135,820,136)
 Investment in direct
  financing leases......            0      (29,608,346)           0             0       (29,608,346)
 Investment in joint
  venture...............            0         (117,662)           0             0          (117,662)
 Acquisition of
  businesses............   (8,492,049)(f)  (8,492,049)                 (2,210,951)(g)   (11,093,000)
                                                                         (390,000)(g)
 Purchase of other
  investments...........            0                0            0             0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                0            0             0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................            0          134,981            0             0           134,981
 Investment in mortgage
  notes receivable......            0       (1,388,463)           0             0        (1,388,463)
 Collections on mortgage
  note receivable.......            0           75,010        2,878             0            77,888
 Investment in notes
  receivable............            0       (1,087,483)           0             0        (1,087,483)
 Collection on notes
  receivable............            0          239,596            0             0           239,596
 Decrease in restricted
  cash..................            0                0            0             0                 0
 Increase in intangibles
  and other assets......            0                0            0             0                 0
 Investment in
  certificates of
  deposit...............            0                0            0             0                 0
 Other..................            0                0            0             0                 0
                          -----------     ------------     --------    ----------      ------------
 Net cash provided by
  (used in) investing
  activities............   (8,492,049)    (176,064,552)       2,878    (2,600,951)     (178,662,625)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0        1,519,980            0             0         1,519,980
 Contributions from
  limited partners......            0                0            0             0                 0
 Contributions from
  holder of minority
  interest..............            0                0            0             0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0       (1,142,237)           0             0        (1,142,237)
 Payment of stock
  issuance costs........            0         (722,001)           0             0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0      119,974,697            0             0       119,974,697
 Payment on line of
  credit/notes payable..            0      (22,874,147)           0             0       (22,874,147)
 Retirement of shares of
  common stock..........            0                0            0             0                 0
 Distributions to
  holders of minority
  interest..............            0           (8,610)      (4,910)            0           (13,520)
 Distributions to
  limited partners......            0                0     (675,000)            0          (675,000)
 Distributions to
  stockholders..........            0      (14,237,405)           0             0       (14,237,405)
 Other..................            0         (209,836)           0             0          (209,836)
                          -----------     ------------     --------    ----------      ------------
 Net cash provided by
  (used in) financing
  activities............            0       82,300,441     (679,910)            0        81,620,531
Net increase in cash....   (9,150,243)    (117,469,071)      61,537    (2,579,368)     (119,986,902)
Cash at beginning of
 year...................            0      127,401,796      856,825             0       128,258,621
                          -----------     ------------     --------    ----------      ------------
Cash at end of year.....   (9,150,243)       9,932,725      918,362    (2,579,368)        8,271,719
                          ===========     ============     ========    ==========      ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                    Historical    Historical
                            Restated     Acquisition                                      CNL            CNL
                           Historical     Pro Forma                     Historical     Financial      Financial
                               APF       Adjustments        Subtotal      Advisor    Services, Inc.     Corp.
                          -------------  ------------     ------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  32,152,408  $ 19,030,497 (a) $ 51,182,905  $10,656,379    $ (468,133)  $     427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368 (b)    6,931,658      119,923        79,234               0
 Amortization expense...         11,808                         11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                         30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                       (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                              0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                        611,534            0             0         398,042
 Gain on
  securitization........              0                              0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                              0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                        899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                              0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                              0            0             0               0
 Investment in notes
  receivable............              0                              0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                              0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                              0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                              0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                              0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                      1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                    (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                       (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                        467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                         31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                              0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                        436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                        693,372            0             0               0
                          -------------  ------------     ------------  -----------    ----------   -------------
 Total adjustments......      6,963,867     2,889,368        9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     ------------  -----------    ----------   -------------
 Net cash provided by
  (used in) operating
  activities............     39,116,275    21,919,865       61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                      2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e) (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                   (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                      (974,696)           0             0               0
 Acquisition of
  businesses............
 Purchase of other
  investments...........    (16,083,055)                   (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                              0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                              0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                    (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                        291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                    (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                      1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                              0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                    (6,281,069)           0             0               0
                                      0                              0            0             0               0
 Other..................              0                              0      200,000             0               0
                          -------------  ------------     ------------  -----------    ----------   -------------
 Net cash provided by
  (used in) investing
  activities............   (277,338,756)  (58,749,637)    (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                    385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                              0            0             0               0
                                      0                              0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                    (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                   (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    33,656,518 (e)   41,348,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                        (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                      (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                       (34,073)           0             0               0
 Distributions to
  limited partners......              0                              0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                   (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                       (95,101)           0            24      (2,500,011)
                          -------------  ------------     ------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    33,656,518      347,492,059   (8,200,077)       51,854        (700,074)
Net increase (decrease)
 in cash................     75,613,060    (3,173,254)      72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                     47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     ------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $ (3,173,254)    $120,026,583  $   713,308    $  962,573   $   2,526,078
                          =============  ============     ============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998


                           Combining                      Historical CNL
                           Pro Forma         Combined         Income      Pro Forma        Adjusted
                          Adjustments           APF        Fund VII, Ltd Adjustments       Pro Forma
                          ------------     -------------  -------------- -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(16,358,788)(a) $  45,439,497   $ 2,466,018   $  (122,722)(a) $  47,782,793
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      (340,898)(b)     6,789,917       304,356       175,820(b)      7,270,093
 Amortization expense...     2,151,546 (c)     4,465,630             0                       4,465,630
 Minority interest in
  income of consolidated
  joint venture.........                          30,156        18,590                          48,746
 Equity in earnings of
  joint ventures, net of
  distributions.........                         (15,440)       65,476        55,817 (d)       105,853
 Loss(gain) on sale of
  land, building, net
  investment in direct
  leases................                               0        (1,025)                         (1,025)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                       1,009,576             0                       1,009,576
 Gain on
  securitization........                      (3,356,538)            0                      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                     265,871,668             0                     265,871,668
 Decrease(increase) in
  other receivables.....                      (2,543,413)      (27,330)                     (2,570,743)
 Increase in accrued
  interest income
  included in notes
  receivable............                        (170,492)            0                        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                               0             0                               0
 Investment in notes
  receivable............                    (288,590,674)            0                    (288,590,674)
 Collections on notes
  receivable............                      23,539,641             0                      23,539,641
 Decrease in restricted
  cash..................                       2,504,091             0                       2,504,091
 Decrease(increase) in
  due from related
  party.................                        (953,688)            0                        (953,688)
 Increase in prepaid
  expenses..............                           7,246           639                           7,885
 Decrease in net
  investment in direct
  financing leases......                       1,971,634        81,760                       2,053,394
 Increase in accrued
  rental income.........                      (2,187,652)      (90,896)                     (2,278,548)
 Increase in intangibles
  and other assets......                        (154,351)            0                        (154,351)
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities...........                         846,680        (5,197)                        841,483
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                        (133,364)       (9,772)                       (143,136)
 Increase in accrued
  interest..............                         (77,968)            0                         (77,968)
 Increase in rents paid
  in advance and
  deposits..............                         436,843       (11,644)                        425,199
 Decrease in deferred
  rental income.........                         693,372             0                         693,372
                          ------------     -------------   -----------   -----------     -------------
 Total adjustments......     1,810,648         9,982,874       324,957       231,637        10,539,468
                          ------------     -------------   -----------   -----------     -------------
 Net cash provided by
  (used in) operating
  activities............   (14,548,140)       55,422,371     2,790,975       108,915        58,322,261
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                       2,385,941             0                       2,385,941
 Additions to land and
  buildings on operating
  leases................                    (259,469,347)            0                    (259,469,347)
 Investment in direct
  financing leases......                     (47,115,435)            0                     (47,115,435)
 Investment in joint
  venture...............                        (974,696)            0                        (974,696)
 Acquisition of
  businesses............   (8,492,049)(f)    (8,492,049)                  (2,210,951)(g)   (11,093,000)
                                                                            (390,000)(g)
 Purchase of other
  investments...........                     (16,083,055)            0                     (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                         295,514             0                         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................                         212,821             0                         212,821
 Investment in mortgage
  notes receivable......                      (2,886,648)            0                      (2,886,648)
 Collections on mortgage
  note receivable.......                         291,990        10,811                         302,801
 Investment in equipment
  notes receivable......                      (7,837,750)            0                      (7,837,750)
 Collections on
  equipment notes
  receivable............                       3,046,873             0                       3,046,873
 Decrease in restricted
  cash..................                               0             0                               0
 Increase in intangibles
  and other assets......                      (6,281,069)            0                      (6,281,069)
                                                       0             0                               0
 Other..................                         200,000        13,221                         213,221
                          ------------     -------------   -----------   -----------     -------------
 Net cash provided by
  (used in) investing
  activities............    (8,492,049)     (342,706,910)       24,032    (2,600,951)     (345,283,829)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                     386,592,011             0                     386,592,011
 Contributions from
  limited partners......                               0             0                               0
                                                       0             0                               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                      (4,574,925)            0                      (4,574,925)
 Payment of stock
  issuance costs........                     (34,579,650)            0                     (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                     455,102,478             0                     455,102,478
 Payment on line of
  credit/notes payable..                    (411,813,826)            0                    (411,813,826)
 Retirement of shares of
  common stock..........                        (639,528)            0                        (639,528)
 Distributions to
  holders of minority
  interest..............                         (34,073)      (19,499)                        (53,572)
 Distributions to
  limited partners......                               0    (2,700,000)                     (2,700,000)
 Distributions to
  stockholders..........                     (48,813,637)            0                     (48,813,637)
 Other..................                      (2,595,088)            0                      (2,595,088)
                          ------------     -------------   -----------   -----------     -------------
 Net cash provided by
  (used in) financing
  activities............             0       338,643,762    (2,719,499)            0       335,924,263
Net increase (decrease)
 in cash................   (23,040,189)       51,359,223        95,508    (2,492,036)       48,962,695
Cash at beginning of
 year...................                      49,829,130       761,317                      50,590,447
                          ------------     -------------   -----------   -----------     -------------
Cash at end of year.....  $(23,040,189)    $ 101,188,353   $   856,825   $(2,492,036)    $  99,553,142
                          ============     =============   ===========   ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                      PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                               CNL
                                            Financial
                                            Services
                                 Advisor      Group     Income Fund     Total
                               ----------- -----------  -----------  ------------
     Shares Offered..........    3,800,000   2,350,000  1,581,685.6   7,731,685.6
     Exchange Value..........  $        20 $        20  $        20  $         20
                               ----------- -----------  -----------  ------------
     Share Consideration.....  $76,000,000 $47,000,000  $31,633,712  $154,633,712
     Cash Consideration......          --          --       390,000       390,000
     APF Transaction Costs...    5,247,120   3,244,929    2,210,951    10,703,000
                               ----------- -----------  -----------  ------------
         Total Purchase
          Price..............  $81,247,120 $50,244,929  $34,234,663  $165,726,712
                               =========== ===========  ===========  ============
     Allocation of Purchase
      Price:
     Net Assets--Historical..  $ 7,141,252 $10,006,878  $24,181,211  $ 41,329,341
     Purchase Price
      Adjustments:
       Land and buildings on
        operating leases.....                             7,926,422     7,926,422
       Net investment in
        direct
        financing leases.....                             2,022,409     2,022,409
       Investment in joint
        ventures.............                             1,401,623     1,401,623
       Accrued rental income.                            (1,226,001)   (1,226,001)
       Intangibles and other
        assets...............               (2,792,876)     (71,001)   (2,863,877)
       Goodwill*.............               43,030,927          --     43,030,927
       Excess purchase price.   74,105,868         --           --     74,105,868
                               ----------- -----------  -----------  ------------
         Total Allocation....  $81,247,120 $50,244,929  $34,234,663  $165,726,712
                               =========== ===========  ===========  ============

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,105,868 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of $43,030,927 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

          1. Common Stock (CFA, CFS, CFC)--Class A......       8,600
            Common Stock (CFA, CFS, CFC)--Class B.......       4,825
            APIC (CFA, CFS, CFC)........................  13,857,645
            Retained Earnings...........................   3,277,060
            Accumulated distributions in excess of earn-
             ings.......................................  74,105,868
            Goodwill for CFC (Intangibles and other as-
             sets)......................................  43,030,927
              CFC/CFS Org Costs/Other Assets............               2,792,876
              Cash to pay APF transaction costs.........               8,492,049
              APF Common Stock..........................                  61,500
              APF APIC..................................             122,938,500
            (To record acquisition of CFA, CFS and CFC)
          2. Partners Capital...........................  24,181,211
            Land and buildings on operating leases......   7,926,422
            Net investment in direct financing leases...   2,022,409
            Investment in joint ventures................   1,401,623
              Accrued rental income.....................               1,226,001
              Intangibles and other assets..............                  71,001
              Cash to pay APF Transaction costs.........               2,210,951
              Cash consideration to Income Funds........                 390,000
              APF Common Stock..........................                  15,817
              APF APIC..................................              31,617,895
              (To record acquisition of Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $15,710 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates........................... $  (292,575)
       Secured equipment lease fees...............................     (26,127)
       Advisory fees..............................................     (63,393)
       Reimbursement of administrative costs......................    (182,125)
       Acquisition fees...........................................      (9,483)
       Underwriting fees..........................................        (211)
       Administrative, executive and guarantee fees...............    (290,036)
       Servicing fees.............................................    (257,767)
       Development fees...........................................     (14,678)
       Management fees............................................    (697,364)
                                                                   -----------
         Total.................................................... $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income.................................................. $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs............................. $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $  (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill....................................... $537,887

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $18,932 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $      0
       Reimbursement of administrative costs.........................  (12,147)
                                                                      --------
                                                                      $(12,147)
                                                                      ========

    (l) Represents the elimination of $12,147 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $9,182 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $6,531 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $43,955 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $13,954 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

       under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates.......................... $ (1,773,406)
       Secured equipment lease fees..............................      (54,998)
       Advisory fees.............................................     (305,030)
       Reimbursement of administrative costs.....................     (408,762)
       Acquisition fees..........................................  (21,794,386)
       Underwriting fees.........................................     (388,491)
       Administrative, executive and guarantee fees..............   (1,233,043)
       Servicing fees............................................   (1,570,331)
       Development fees..........................................     (229,153)
       Management fees...........................................   (1,851,004)
                                                                  ------------
         Total................................................... $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income................................................. $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


       General and administrative costs........................... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $(1,851,004)
       Administrative executive and guarantee fees................  (1,233,043)
       Servicing fees.............................................  (1,269,357)
       Advisory fees..............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill..................................... $2,151,546

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $75,726 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $      0
       Reimbursement of administrative costs.........................  (27,875)
                                                                      --------
                                                                      $(27,875)
                                                                      ========

    (l) Represents the elimination of $27,875 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $43,034 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $9,845 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (p) Represents an increase in depreciation expense of $175,820 as a result of adjusting the historical basis of the real estate owned indirectly by the Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $55,817 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the exchange value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)

6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                  PRO FORMA FINANCIAL STATEMENTS--(Continued)


   Non-Cash Investing Activities

  On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

   Non-Cash Investing Activities:

  On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund VII, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund VII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                 Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund VII, Ltd. a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 Recitals:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                Agreement:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

  1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

  1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

    "(B) Notes in accordance with Section 4.4 below."

  1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

    "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

    "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

  1.6 The following subsection shall be added to Section 10.2:

    "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chairman and Chief Executive
                                           Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne

                                          Its: President

                                          CNL APF GP CORP.

                                          By: /s/ Robert A. Bourne

                                          Its: President

                                          CNL INCOME FUND VII, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne

                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.

                                          James M. Seneff, Jr., as General
                                           Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund VII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

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   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

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   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

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   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

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(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

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                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,202,371 fully paid and nonassessable APF Common Shares (1,601,186 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance

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with the provisions of the Fund's limited partnership agreement as of the
Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $29,261,140, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

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   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,797,629 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and

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performance by APF, the OP General Partner and the Operating Partnership of
this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions

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the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 30,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period.
Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,202,371 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $320,237 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND VII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                         SUPPLEMENT DATED       , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED       , 1999
                         FOR CNL INCOME FUND VIII, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund VIII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,021,318 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

    .We are uncertain as to the value at which APF Shares will trade following listing.

   . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

    .Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

    .As stated below, the Acquisition is a taxable transaction.

    .The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated rendered, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive consideration in the form of 7.0% callable notes due

      , 2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes if you vote "Against" the Acquisition, and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs), if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $2,711. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 2,021,318 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $975, $1000 and $1,000, respectively, in distributions, per $10,000 investment to you. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have three material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, assuming only your Income Fund is acquired in the Acquisition, we will receive 27,797 APF Shares. Finally, in the event that your Income Fund is not acquired, however, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 549 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds, if any, of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.02%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.78x and its ratio of debt-to-total assets would have been 26.97%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

APF has tenants of two significant restaurant chains that have filed for bankruptcy protection.

   The fact that APF has tenants of two significant restaurant chains that have filed for bankruptcy protection may adversely affect APF's total rental, earned and interest income. Because all of APF's properties are leased on a triple-net basis, if a tenant has defaulted on its lease obligations or has declared bankruptcy, it would reduce APF's rental, earned and interest income until APF could lease those affected properties to a new tenant or tenants. As of March 31, 1999, your Income Fund had no tenants under bankruptcy protection, and therefore, assuming that your Income Fund is acquired by APF, you, as an APF stockholder or noteholder, may be subject to the adverse consequences associated with having tenants under bankruptcy protection.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

 Original Limited       Original Limited                                                              Estimated Value
Partner Investments   Partner Investments                                                              of APF Shares
     Less any        Less any Distributions  Number of  Estimated Value              Estimated Value    per Average
 Distributions of    of Net Sales Proceeds  APF Shares   of APF Shares   Estimated    of APF Shares   $10,000 Original
     Net Sales            per $10,000       Offered to      Payable     Acquisition after Acquisition Limited Partner
    Proceeds(1)      Original Investment(1) Income Fund to Income Fund   Expenses       Expenses         Investment
-------------------  ---------------------- ----------- --------------- ----------- ----------------- ----------------
 $35,000,000                $10,000          2,021,318    $40,426,360    $460,000      $39,966,360        $11,261

--------

(1) Income Fund has had no distributions of net sales proceeds.

   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITIONS

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

     Legal Fees(1).................................................... $ 22,849
     Appraisals and Valuation(2)......................................    5,940
     Fairness Opinions(3).............................................   30,000
     Solicitation Fees(4).............................................   18,791
     Printing and Mailing(5)..........................................  122,578
     Accounting and Other Fees(6).....................................   47,322
                                                                       --------
       Subtotal.......................................................  247,480

                           Closing Transaction Costs

     Title, Transfer Tax and Recording Fees(7)........................   97,500
     Legal Closing Fees(8)............................................   48,159
     Partnership Liquidation Costs(9).................................   66,861
                                                                       --------
       Subtotal.......................................................  212,520
                                                                       --------
     Total............................................................ $460,000
                                                                       ========

    --------

    (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

    (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

    (3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

    (4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

    (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

    (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

    (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

    (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

    (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of your Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (August 1990). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on       , 1999, at             . We and
members of APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you (on or about
      , 1999 and will continue until the later of (a)       , 1999, a date not
less than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                        Year Ended December 31,  Quarter Ended
                                        ------------------------   March 31,
                                          1996    1997    1998       1999
                                        -------- ------- ------- -------------
Historical Distributions Paid to the
 General Partners and Affiliates:
General Partner Distributions
 Broker/Dealer Commissions.............      --      --      --         --
Accounting and Administrative
 Services.............................. $ 89,317 $80,461 $96,202    $22,371
Due Diligence and Marketing Support
 Fees..................................      --      --      --         --
Acquisition Fees.......................      --      --      --         --
Asset Management Fees..................      --      --      --         --
Real Estate Disposition Fees(1)........   41,250     --      --         --
                                        -------- ------- -------    -------
  Total historical..................... $130,567 $80,461 $96,202    $22,371
Pro Forma Distributions to Be Paid to
 the General Partners Following the
 Acquisition:
Cash Distributions on APF Shares.......   11,380  31,982 $53,746    $12,121
Salary Compensation....................      --      --      --         --
                                        -------- ------- -------    -------
  Total pro forma...................... $ 11,380 $31,982 $53,746    $12,121

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                             Quarter Ended
                                Year Ended December 31,      March 31, 1999
                              --------------------------- --------------------
                              1994 1995 1996 1997   1998  Historical Pro Forma
                              ---- ---- ---- ----- ------ ---------- ---------
Distributions from Income.... $936 $944 $875 $ 917 $  931    $191      $143
Distributions from Return of
 Capital(1)..................    9    6  100 $  83     69      34       103
                              ---- ---- ---- ----- ------    ----      ----
  Total...................... $945 $950 $975 1,000 $1,000    $225       246
                              ==== ==== ==== ===== ======    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   Cash distributions for the year ended December 31, 1997, include $350,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc. and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

   .the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

     (1) the value of the Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

     (2) the value of the Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

     (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                          Estimated Value
                                                                           of APF Shares
                               Original                                     per Average
                           Limited Partner                                    $10,000
                           Investments Less    GAAP               Going      Original
                          any Distributions    Book  Liquidation Concern  Limited Partner
                         of Sales Proceeds(1) Value   Value(2)   Value(2)   Investment
                         -------------------- ------ ----------- -------- ---------------
CNL Income Fund VIII,
 Ltd. ..................        10,000        $8,726   $10,472   $11,227      $11,261

--------

(1) Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                           CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive three material benefits. These benefits include:

  . With respect to our ownership in your Income Fund, we may be issued up to 27,797 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 27,797 APF Shares issued to us will have an estimated value, based on the exchange value of approximately $555,940.

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders --Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                 Estimated
                                                              Gain/(Loss) per
                                                              Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund VIII, Ltd. ...............................        $2,711

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between;

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the Cash/Notes Option may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold Units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      535,801 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,443,279)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (945,316)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (945,316)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,193,995)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income Acquisition
                        Combined    Fund VIII,  Pro Forma          Adjusted
                           APF         Ltd.    Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161   $733,127   $  44,498 (j)     $15,300,786
 Fees.............       1,256,304          0    ( 12,934)(k)       1,243,370
 Interest and
 Other Income.....       7,687,325     54,365           0           7,741,690
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790   $787,492   $  31,564         $24,285,846
 Expenses:
 General and
 Administrative...       4,669,012     43,381    ( 23,730)(l),(m)   4,688,663
 Management and
 Advisory Fees....               0          0           0 (n)               0
 Fees to Related
 Parties..........          23,115          0           0              23,115
 Interest
 Expense..........       4,819,998          0           0           4,819,998
 State Taxes......         235,208     17,534       8,244 (o)         260,986
 Depreciation--
 Other............          65,819          0           0              65,819
 Depreciation--
 Property.........       1,898,278     75,047      44,701 (p)       2,018,026
 Amortization.....         543,169          0           0             543,169
 Transaction
 Costs............         125,926     33,563           0             159,489
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,380,525    169,525      29,215          12,579,265
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $11,086,265   $617,967   $   2,349         $11,706,581
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     56,876     (13,901)(q)          60,246
 Gain on Sale of
 Properties.......               0          0           0                   0
 Provision For
 Loss on
 Properties.......        (215,797)         0           0            (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,887,739    674,843     (11,552)         11,551,030
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                   0
                       ------------ ---------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,887,739   $674,843   $ (11,552)        $11,551,030
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                Property                                Historical    Historical
                               Acquisition                                 CNL           CNL       Combining
                   Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                      APF      Adjustment       Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                  ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........           513          29             542        n/a          n/a            n/a         n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......  $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......  $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......  $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...        50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...           n/a         n/a             n/a        n/a          n/a            n/a         n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...    37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                  ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....    37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                  ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......    14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......           191         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....  $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......  $ 41,269,740           0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Accounts
receivable,
net.............  $    548,862           0    $    548,862 $7,141,967   $5,457,493   $  1,969,339 $  (148,629)(w)
Investment
in/due from
joint ventures..  $  1,083,564           0    $  1,083,564 $      --    $      --    $        --            0
Total assets....  $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,867,156 (v1),(w)
Total
liabilities.....  $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....  $657,085,021           0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,287,526 (v1),(x)
                                 Historical
                                 CNL Income
                     Combined    Fund VIII,   Pro Forma              Adjusted
                       APF          Ltd.     Adjustments            Pro Forma
                  -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........             542          36         n/a                     578
                  ============== =========== ==================== ==================
Earnings per
share/unit......  $          n/a $      0.02 $       n/a          $         0.25
                  ============== =========== ==================== ==================
Book value per
share/unit......  $          n/a $      0.87 $       n/a          $        16.41
                  ============== =========== ==================== ==================
Dividends per
share/unit......  $          n/a $      0.02 $       n/a          $          n/a
                  ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...             n/a         n/a         n/a                   3.27x
                  ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...             n/a  35,000,000         n/a                     n/a
                  ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...      43,497,401         n/a   1,998,318              45,495,719 (r)
                  ============== =========== ==================== ==================
Shares
outstanding.....      43,498,464         n/a   1,998,318              45,496,782
                  ============== =========== ==================== ==================
Cash
distributions
declared:.......             n/a     787,501         n/a          $   19,838,799 (s)
                                                                  ==================
Cash
distributions
declared per
$10,000
Investment......             n/a         225         n/a          $          218 (t)
                                                                  ==================
Balance sheet
data:
Real estate
assets, net.....  $  647,547,023 $23,457,171 $12,749,749 (v2)     $  683,753,943
Mortgages/notes
receivable......  $  289,166,027 $ 1,526,082 $         0          $  290,692,109
Accounts
receivable,
net.............  $   14,969,032 $     1,079 $   (58,095)(y)      $   14,912,016
Investment
in/due from
joint ventures..  $    1,083,564 $ 2,785,272 $ 1,796,225 (v2)     $    5,665,061
Total assets....  $1,053,450,478 $31,661,070 $ 9,365,609 (v2),(y) $1,094,477,157
Total
liabilities.....  $  346,929,801 $ 1,118,421 $   (58,095)(y)      $  347,990,127
Total equity....  $  706,520,677 $30,542,649 $ 9,423,704 (v2)     $  746,487,030

--------

(a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

(b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

         Origination fees from affiliates..........  $  (292,575)
         Secured equipment lease fees..............      (26,127)
         Advisory fees.............................      (63,393)
         Reimbursement of administrative costs.....     (182,125)
         Acquisition fees..........................       (9,483)
         Underwriting fees.........................         (211)
         Administrative, executive and guarantee
          fees.....................................     (290,036)
         Servicing fees............................     (257,767)
         Development fees..........................      (14,678)
         Management fees...........................     (697,364)
                                                     -----------
          Total....................................  $(1,833,759)
                                                     ===========

(c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

(d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income................................ $62,068

(e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs............ $(377,734)

(f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees........................... $  (697,364)
         Administrative executive and guarantee
          fees.....................................    (290,036)
         Servicing fees............................    (257,767)
         Advisory fees.............................     (63,393)
                                                    -----------
                                                    $(1,308,560)
                                                    ===========

(g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

(h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill...................... $535,801

(i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(j) Represents $44,498 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

(k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees.............................. $      0
         Reimbursement of administrative costs........  (12,934)
                                                       --------
                                                       $(12,934)
                                                       ========

(l) Represents the elimination of $12,934 in administrative costs reimbursed by the Income Fund to the Advisor.

(m) Represents savings of $10,796 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

(n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

(o) Represents additional state income taxes of $8,244 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

(p) Represents an increase in depreciation expense of $44,701 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

(q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $13,901 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

(r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

(s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

(t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

(u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

(v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                             CNL
                                          Financial
                                          Services
                               Advisor      Group        Funds         Total
                             ----------- -----------  ------------  ------------
   Shares Offered..........    3,800,000   2,350,000  1,998,317.65  8,148,317.65
   Exchange Value..........  $        20 $        20  $         20  $         20
   Share Consideration.....  $76,000,000 $47,000,000  $ 39,966,353  $162,966,353
   Cash Consideration......          --          --        460,000       460,000
   APF Transaction Costs...    4,977,337   3,078,090     2,647,573    10,703,000
                             ----------- -----------  ------------  ------------
    Total Purchase Price...  $80,977,337 $50,078,090  $ 43,073,926  $174,129,353
                             =========== ===========  ============  ============
   Allocation of Purchase
    Price:
   Net Assets-Historical...  $ 7,141,252 $10,006,878  $ 30,542,649  $ 47,690,779
   Purchase Price
    Adjustments:
    Land and buildings on
     operating leases......                             10,157,967    10,157,967
    Net investment in
     direct financing
     leases................                              2,591,782     2,591,782
    Investment in joint
     ventures..............                              1,796,225     1,796,225
    Accrued rental income..                             (1,950,689)   (1,950,689)
    Intangibles and other
     assets................               (2,792,876)      (64,008)   (2,856,884)
    Goodwill*..............               42,864,088           --     42,864,088
    Excess purchase price..   73,836,085         --            --     73,836,085
                             ----------- -----------  ------------  ------------
    Total Allocation.......  $80,977,337 $50,078,090  $ 43,073,926  $174,129,353
                             =========== ===========  ============  ============

  --------

  *Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,836,085 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,864,088 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

      1.Common Stock (CFA, CFS, CFC)--Class A............       8,600
       Common Stock (CFA, CFS, CFC)--Class B.............       4,825
       APIC (CFA, CFS, CFC)..............................  13,857,645
       Retained Earnings.................................   3,277,060
       Accumulated distributions in excess of earnings...  73,836,085
       Goodwill for CFC (Intangibles and other assets)...  42,864,088
         CFC/CFS Org Costs/Other Assets..................               2,792,876
         Cash to pay APF transaction costs...............               8,055,427
         APF Common Stock................................                  61,500
         APF APIC........................................             122,938,500
       (To record acquisition of CFA, CFS and CFC)
      2.Partners Capital.................................  30,542,649
       Land and buildings on operating leases............  10,157,967
       Net investment in direct financing leases.........   2,591,782
       Investment in joint ventures......................   1,796,225
         Accrued rental income...........................               1,950,689
         Intangibles and other assets....................                  64,008
         Cash to pay APF Transaction costs...............               2,647,573
         Cash consideration to Income Funds..............                 460,000
         APF Common Stock................................                  19,983
         APF APIC........................................              39,946,370
       (To record acquisition of Income Fund)

(w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

(x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

(y) Represents the elimination by the Income Fund of $58,095 in related party payables recorded as receivables by the Advisor.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND VIII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund VIII, Ltd." in this supplement.

                                Quarter Ended March 31,                   Year Ended December 31,
                          ----------------------------------- -----------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Revenues(1).............  $   844,368 $   903,268   3,625,906 $ 3,619,489 $ 3,593,610 $ 3,667,137   3,670,207
Net income(2)...........      674,843     807,808   3,288,912   3,241,567   3,096,992   3,336,755   3,308,267
Cash distributions
 declared(3)............      787,501   1,137,500   3,850,003   3,150,003   3,412,500   3,325,002   3,307,500
Net income per unit(2)..        0.019       0.023       0.093       0.092       0.088       0.094       0.094
Cash distributions
 declared per unit(3)...        0.023       0.033       0.110       0.090       0.098       0.095       0.095
GAAP book value per
 unit...................        0.873       0.882       0.876       0.892       0.889       0.898       0.898
Weighted average number
 of Limited Partner
 Units outstanding......   35,000,000  35,000,000  35,000,000  35,000,000  35,000,000  35,000,000  35,000,000
                                 March 31,                               December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Total assets............  $31,661,070 $32,330,772 $32,071,119 $32,258,296 $32,437,106 $32,575,586 $32,615,349
Total partners' capi-
 tal....................   30,542,649  30,886,706  30,655,307  31,216,398  31,124,834  31,440,342  31,428,589

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of the consolidated joint venture.

(2) Net income for the years ended December 31, 1998 and 1995, includes $108,176 and $71,638, respectively, from a gain on sale of land and building. In addition, net income for the years ended December 31, 1996 and 1995, includes $99,031 and $11,712, respectively, from a loss on sale of land and buildings.

(3) Distributions for the year ended December 31, 1998, include an additional special distribution to the Limited Partners of $350,000 declared the first quarter of 1998 from cumulative excess operating reserves. Distributions for the years ended December 31, 1998, 1996 and 1995, include a special distribution to the Limited Partners of $350,000, $262,500 and $175,000, respectively, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS OF CNL INCOME FUND VIII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 18, 1989, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 36 restaurant properties, which included interests in nine restaurant properties owned by joint ventures in which the Income Fund is a co-venturer.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998, was cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses. Cash from operations was $924,814 and $989,892 for the quarters ended March 31, 1999 and 1998, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's capital.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   As of December 31, 1998, the Income Fund had accepted three promissory notes in connection with the sale of three of its restaurant properties. During the three months ended March 31, 1999, the borrower relating to the promissory note accepted in connection with the sale of the restaurant property in Orlando, Florida made an advance payment of $272,500 which applied to the outstanding principal balance relating to this promissory note. The Income Fund intends to reinvest the $272,500 payment in an additional property.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $1,876,769 invested in such short-term investments, as compared to $1,809,258 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The funds remaining at March 31, 1999, after payment of distributions for the quarter ended March 31, 1999, and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $1.009,796 at March 31, 1999, from $1,307,212 at December 31, 1998, partially as a result of the payment of a special distribution accrued at December 31, 1998, of accumulated, excess operating reserves to the Limited Partners of $350,000 in January 1999. In addition the increase in liabilities at March 31, 1999 is partially a result of the Income Fund accruing transaction costs relating to the Acquisition. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs, including acquisition and development of restaurant properties.

   Based on cash from operations and, for the quarter ended March 31, 1998, accumulated excess operating reserves, the Income Fund declared distributions to Limited Partners of $787,501 and $1,137,500 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions of $0.023 and $0.033 per unit, respectively. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flows in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the Income Funds filed a lawsuit against us and APF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund's primary source of capital for the years ended December 31, 1998, 1997, and 1996 was cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses. Cash from operations was $3,562,592, $3,543,056, and $3,462,668 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in cash from operations for 1998, as compared to 1997, was primarily a result of changes in the Income Fund's working capital, and the increase in cash from operations for 1997, as compared to 1996, was primarily a result of changes in income and expenses as discussed in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In May 1996, the Income Fund reinvested the remaining net sales proceeds of approximately $234,100 from the 1995 sale of the restaurant property in Ocoee, Florida, in Middleburg Joint Venture. The Income Fund has an approximately 12 percent interest in the profits and losses of Middleburg Joint Venture and the remaining interest in this joint venture is held by an affiliate of the Income Fund which has the same general partners.

   In October 1996, the Income Fund sold its restaurant property in Orlando, Florida, to the tenant for $1,375,000. In connection therewith, the Income Fund accepted a promissory note in the principal sum of $1,388, 568, representing the gross sales price of $1,375,000 plus tenant closing costs of $13,568 that the Income Fund financial on behalf of the tenant. The promissory note bears interest at a rate of 10.75% per annum and is collateralized by a mortgage on the restaurant property. The promissory note is being collected in 12 monthly installments of interest only, afterwards, in 24 monthly installments of $15,413 consisting of principal and interest, and thereafter in 144 monthly installments of $16,220 consisting of principal and interest. The mortgage note receivable balances at December 31, 1998 and 1997 of $1,356,466 and $1,394,979, respectively, include accrued interest of $12,044 and $12,386, respectively, relating to this restaurant property. Proceeds received from the collection of this mortgage note will be distributed to the Limited Partners or will be used for other Income Fund purposes. This restaurant property was originally acquired by the Income Fund in December 1990 and had a cost of approximately $1,177,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $198,000 in excess of its original purchase price. Due to the fact that the Income Fund had recognized accrued rental income since the inception of the lease relating to the straight lining of future scheduled rent increases in accordance with generally accepted accounting principles, the Income Fund wrote off the cumulative balance of such accrued rental income at the time of the sale of this restaurant property, resulting in a loss of $99,031 for financial reporting purposes. Due to the fact that the straight lining of future scheduled rent increases over the term of the lease is a non-cash accounting adjustment, the write off of these amounts is a loss for financial statement purposes only.

   In July 1998, the Income Fund received $116,397 as a settlement from the Florida Department of Transportation for a right of way taking relating to a parcel of land on its restaurant property in Brooksville, Florida. In connection therewith, the Income Fund recognized a gain of $108,176 for financial reporting purposes. The Income Fund anticipates that it will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any, at a level reasonably assumed by us resulting from the right of way taking. The Income Fund intends to reinvest the proceeds in an additional restaurant property or use the funds for other Income Fund purposes.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund has $1,809,258 invested in such short-term investments as compared to $1,602,236 at December 31, 1997. The increase during 1998, as compared to 1997, is primarily due to the receipt of a settlement for a right-of-way taking related to the Income Fund's restaurant property in Brooksville, Florida, as described above. The funds remaining at December 31, 1998, after the payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   During 1998, 1997, and 1996, affiliates incurred $98,613, $80,998, and
$100,264, respectively, for certain operating expense on behalf of the Income Fund. As of December 31, 1998 and 1997 the Income Fund owed $20,216 and $4,599, respectively, to affiliates for such amounts and accounting and administrative services. As of March 11, 1999, the Income Fund had reimbursed the affiliates all such amounts, In addition, during the years ended December 31, 1996 and 1995 the Income Fund incurred $41,250 and $13,800, respectively, in real estate disposition fees due to an affiliate as a result of its services in connection with the sale of the restaurant property in Orlando, Florida and the two restaurant properties in Jacksonville, Florida. No such fees were incurred during the year ended December 31, 1998 and 1997. The payment of such fees is deferred until the Limited Partners have received the sum of their 10% preferred return and their adjusted capital contributions. Other liabilities of the Income Fund, including distributions payable, increased to $1,231,946 at December 31, 1998, from $873,875 at December 31, 1997. The increase in other liabilities is primarily attributable to the Income Fund's accruing a special distribution payable to the Limited Partners of $350,000 at December 31, 1998, from cumulative excess operating reserves. No special distribution payable was accrued at December 31, 1997. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operation, and for the years ended December 31, 1998 and 1996, cumulative excess operating reserves, the Income Fund declared distributions to the Limited Partners of $3,850,003, $3,150,003, and $3,412,500 for the years ended December 31, 1998, 1997, and 1996, respectively. This represents distributions of $0.110 per unit for the year ended December 31, 1998, $0.090 per Unit for the year ended

December 31, 1997, and $0.098 per unit for the year ended December 31, 1996. No amounts distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and 1998, the Income Fund and is consolidated joint venture, Woodway Joint Venture, owned and leased 28 wholly owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund and Woodway Joint Venture earned $729,848 and $754,998, respectively, in rental income from operating leases and earned income from direct financing leases. Rental and earned income decreased during the quarter ended March 31, 1999, due to the fact that the leases relating to the Burger King restaurant properties in New City and Syracuse, New York and New Philadelphia and Mansfield, Ohio, were amended to provide for rent reductions from August 1998 through the end of the lease term.

   For the quarters ended March 31, 1999 and 1998, the Income fund also earned $3,279 and $18,486, respectively, in contingent rental income. The decrease in contingent rental income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily attributable to the fact that during the quarter ended March 31, 1998, the Income Fund recorded additional contingent rental amounts as a result of adjusting estimated contingent rental amounts at December 31, 1997, to actual amounts. Contingent rental income also decreased due to decreased gross sales of certain restaurant properties, the leases of which require the payment of contingent rent.

   During the quarters ended March 31, 1999 and 1998, the Income Fund also earned $54,365 and $65,084, respectively, in interest and other income. The decrease in interest and other income during the quarter ending March 31, 1999, is primarily attributable to a reduction in the interest earned on the mortgage note accepted in connection with the sale of the restaurant property located in Orlando, Florida due to the fact that the tenant made an advance payment of principal in the amount of $272,500 during the quarter ended March 31, 1999, as described above in "Liquidity and Capital Resources."

   For the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased eight restaurant properties indirectly through joint ventures arrangements. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $60,231 and $68,104, respectively, attributable to net income earned by these unconsolidated joint ventures. The decrease in net income earned by joint ventures for the quarter ended March 31, 1999, is primarily due to the fact that the lease relating to the Burger King restaurant property in Asheville, North Carolina, owned by Asheville Joint Venture, was amended to provide for rent reductions from August 1998 through the end of the lease term.

   Operating expenses, including depreciation and amortization expense, were $169,525 and $95,460 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is partially due to an increase in depreciation expense due to the fact that in August 1998, the Income Fund reclassified the leases for the restaurant properties in New City and Syracuse, New York and New Philadelphia and Mansfield, Ohio from direct financing leases to operating leases, as a result of lease amendments. In addition, the increase is partially due to the Income Fund incurring additional state taxes due to changes in tax laws of a state in which the income Fund conducts business.

   The increase in operating expenses for the quarter ended March 31, 1999, is also partially due to the fact that the Income Fund incurred $33,563 in transaction costs related to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

 The Years Ended December 31, 1998, 1997 and 1996

   During 1996 and 1997, the Income Fund and its consolidated joint venture, Woodway Joint Venture, owned and leased 29 wholly-owned restaurant properties, including one restaurant property in Orlando, Florida, which was sold in October 1996, and during 1998, the Income Fund and its consolidated joint venture, Woodway Joint Venture, owned and leased 28 Wholly-owned restaurant properties. In addition, during 1996, 1997, and 1998, the Income Fund was a co-venturer in three joint ventures that owned and leased a total of eight restaurant properties. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 36 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts payable in monthly installments ranging from approximately $41,300 to $213,800. All of the leases provide for percentage rant based on sales in excess of a specified amount. In addition, a majority of the leases provide that, commencing in specified lease years ranging from the third to sixth lease year, the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997 and 1996, the Income Fund and its consolidated joint venture, Woodway Joint Venture, earned $2,991,048, $3,015,642, and $3,182,058, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income for 1998, as compared to 1997, is primarily due to the fact that the leases relating to the Burger King restaurant properties in New York City and Syracuse, New York and New Philadelphia and Mansfield, Ohio were amended to provide for rent reductions from August 1998 through the end of the lease terms. The decrease in rental and earned income during 1997 as compared to 1996, is primarily attributable to the sale of the restaurant property in Orlando, Florida, in October 1996, as described above in "Liquidity and Capital Resources."

   For the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $101,911, $85,735, and $31,712, respectively, in contingent rental income. The increase in contingent rental income for 1998, as compared to 1997, is primarily attributable to an increase in gross sales for certain restaurant properties requiring the payment of contingent rental income. The increase in contingent rental income during 1997 as compared to 1996, is primarily attributable to (i) the Income Fund adjusting estimated contingent rental amounts accrued at December 31, 1996, to actual amounts during the year ended December 31, 1997, and (ii) increased gross sales of certain restaurant properties requiring the payment of contingent rental income.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $269,744, $238,338, and $127,246, respectively, in interest and other income. The increase in interest and other income during 1997 as compared to 1996, is primarily attributable to the interest earned on the mortgage notes accepted in connection with the sale of the one restaurant property located in Orlando, Florida, in October 1996 and the two restaurant properties located in Jacksonville, Florida, in December 1995.

   For the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $276,721, $293,480, and $266,500, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The decrease in net income by joint ventures for 1998, as compared to 1997, is primarily due to the fact that the lease relating to the Burger King restaurant property in Asheville, North Carolina of Asheville Joint Venture was amended to provide for rent reductions from August 1998 through the end of the lease term. The increase in net income earned by joint ventures during 1997 as compared to 1996, is primarily attributable to the fact that the Income Fund invested in Middleburg Joint Venture in May 1996, as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, three lessees of the Income Fund and its consolidated joint venture, Golden Corral Corporation, Carrols Corporation and Restaurant Management Services, Inc., each contributed more than ten percent of the Income Fund's total rental income, including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from eight restaurant properties owned by joint ventures. As of December 31, 1998, Golden Corral Corporation was the lessee under leases relating to four restaurants, Carrols Corporation was the lessee under leases relating to five restaurants and, Restaurant Management Services, Inc. was the lessee under leases relating to five restaurants. It is anticipated that, based on the minimum annual rental payments required by the leases, these three lessees will continue to contribute more than ten percent of the Income Fund's total rental income during 1999. In addition, during the year ended December 31, 1998, three restaurant chains, Golden Corral Family Steakhouse Restaurants, Burger King and Shoney's, each accounted for more than ten percent of the Income Fund's total rental income, including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from eight restaurant properties owned by unconsolidated joint ventures. In 1999, it is anticipated that these three restaurant chains each will continue to account for more than ten percent of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant property in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $445,170, $377,922, and $397,587 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in operating expenses during 1998, as compared to 1997, is partially due to an increase in depreciation expense relating to the fact that during 1998, the Income Fund reclassified the leases for its restaurant properties in New City and Syracuse, New York and New Philadelphia and Mansfield, Ohio from direct financing leases to operating leases due to lease amendments.

   The increase in operating expenses for 1998, is also partially due to the fact that the Income Fund incurred $21,042 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. The decrease in operating expenses during 1997, as compared to 1996, is primarily attributable to a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties.

   As a result of the right of way settlement for the Income Fund's restaurant property in Brooksville, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain on sale of land of $108,176 during the year ended December 31, 1998, for financial reporting purposes. As a result of the 1996 sale of the restaurant property in Orlando, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a loss of $99,031 for the year ended December 31, 1996. No restaurant properties were sold during 1997.

   The Income Fund's leases as of December 31, 1998, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volume due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.




Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999, the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates of the general partners provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team, for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income

Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

Interest Rate Risk

   The Income Fund has provided fixed rate mortgage notes to borrowers. We believe that the estimated fair value of the mortgage notes at December 31, 1998 approximated the outstanding principal amounts. The Income Fund is exposed to equity loss in the event of changes in interest rates. The following table presents the expected cash flows of principal that are sensitive to these changes.

                                                                  Mortgage notes
                                                                   Fixed Rates
                                                                  --------------
   1999..........................................................   $   47,552
   2000..........................................................       61,451
   2001..........................................................       68,361
   2002..........................................................       76,049
   2003..........................................................       84,601
   Thereafter....................................................    1,457,906
                                                                    ----------
                                                                    $1,795,920
                                                                    ==========

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998....................................................................   F-2
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................   F-3
Condensed Statements of Cash Flows for the Quarter Ended March 31, 1999
 and 1998................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................   F-5
Report of Independent Accountants........................................   F-7
Balance Sheets as of December 31, 1998 and 1997..........................   F-8
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................   F-9
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-10
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-11
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-12
Unaudited Pro Forma Financial Information................................  F-21
Unaudited Pro Forma Balance Sheet as of March 31, 1999...................  F-22
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999....................................................................  F-24
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998....................................................................  F-26
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999................................................................  F-28
Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998................................................................  F-30
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-32

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,760,557 and
 $1,685,510........................................... $15,694,231 $15,769,278
Net investment in direct financing leases.............   7,762,940   7,802,785
Investment in joint ventures..........................   2,785,272   2,809,759
Mortgage notes receivable.............................   1,526,082   1,811,726
Cash and cash equivalents.............................   1,876,769   1,809,258
Receivables, less allowance for doubtful accounts of
 $28,474 and $24,636..................................       1,079      84,265
Prepaid expenses......................................      11,337       3,959
Accrued rental income, less allowance for doubtful
 accounts of $4,501 in 1999 and 1998..................   1,950,689   1,927,418
Other assets..........................................      52,671      52,671
                                                       ----------- -----------
                                                       $31,661,070 $32,071,119
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    48,505 $     4,258
Escrowed real estate taxes payable....................      24,133      27,838
Distributions payable.................................     787,501   1,137,501
Due to related party..................................      58,095      75,266
Rents paid in advance.................................      91,562      62,349
                                                       ----------- -----------
  Total liabilities...................................   1,009,796   1,307,212
Minority interest.....................................     108,625     108,600
Partners' capital.....................................  30,542,649  30,655,307
                                                       ----------- -----------
                                                       $31,661,070 $32,071,119
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND VII, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                            Quarter Ended
                                                              March 31,
                                                        ----------------------
                                                           1999        1998
                                                        ----------  ----------
Revenues:
  Rental income from operating leases.................. $  492,989  $  455,556
  Earned income from direct financing leases...........    236,859     299,442
  Contingent rental income.............................      3,279      18,486
  Interest and other income............................     54,365      65,084
                                                        ----------  ----------
                                                           787,492     838,568
                                                        ----------  ----------
Expenses:
  General operating and administrative.................     37,649      32,443
  Professional services................................      5,732       5,506
  State and other taxes................................     17,534       5,269
  Depreciation.........................................     75,047      52,242
  Transaction costs....................................     33,563         --
                                                        ----------  ----------
                                                           169,525      95,460
                                                        ----------  ----------
Income Before Minority Interest in Income of
 Consolidated Joint Venture and Equity in Earnings of
 Unconsolidated Joint Ventures.........................    617,967     743,108
Minority Interest in Income of Consolidated Joint
 Venture...............................................     (3,355)     (3,404)
Equity in Earnings of Unconsolidated Joint Ventures....     60,231      68,104
                                                        ----------  ----------
Net Income............................................. $  674,843  $  807,808
                                                        ==========  ==========
Allocation of Net Income:
  General partners..................................... $    6,748  $    8,078
  Limited partners.....................................    668,095     799,730
                                                        ----------  ----------
                                                        $  674,843  $  807,808
                                                        ==========  ==========
Net Income Per Limited Partner Unit.................... $    0.019  $    0.023
                                                        ==========  ==========
Weighted Average Number of Limited Partner Units
 Outstanding........................................... 35,000,000  35,000,000
                                                        ==========  ==========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   258,248  $   226,441
  Net income........................................        6,748       31,807
                                                      -----------  -----------
                                                          264,996      258,248
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   30,397,059   30,989,957
  Net income........................................      668,095    3,257,105
  Distributions ($0.023 and $0.110 per limited
   partner unit, respectively)......................     (787,501)  (3,850,003)
                                                      -----------  -----------
                                                       30,277,653   30,397,059
                                                      -----------  -----------
Total partners' capital.............................  $30,542,649  $30,655,307
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                          Quarter Ended
                                                            March 31,
                                                      -----------------------
                                                         1999         1998
                                                      -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
    Net Cash Provided by Operating Activities........ $   924,814  $  989,892
                                                      -----------  ----------
Cash Flows from Investing Activities:
  Collections on mortgage notes receivable...........     283,528       9,915
                                                      -----------  ----------
    Net cash provided by investing activities........     283,528       9,915
                                                      -----------  ----------
Cash Flows from Financing Activities:
  Distributions to limited partners..................  (1,137,501)   (787,501)
  Distributions to holder of minority interest.......      (3,330)     (3,350)
                                                      -----------  ----------
    Net cash used in financing activities............  (1,140,831)   (790,851)
                                                      -----------  ----------
Net Increase in Cash and Cash Equivalents............      67,511     208,956
Cash and Cash Equivalents at Beginning of Quarter....   1,809,258   1,602,236
                                                      -----------  ----------
Cash and Cash Equivalents at End of Quarter.......... $ 1,876,769  $1,811,192
                                                      ===========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of
   quarter........................................... $   787,501  $1,137,500
                                                      ===========  ==========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund VIII, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its approximate 88 percent interest in Woodway Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Mortgage Notes Receivable:

   As of December 31, 1998, the Partnership had accepted three promissory notes in connection with the sale of three of its properties. During the quarter ended March 31, 1999, the borrower relating to the promissory note accepted in connection with the sale of the property in Orlando, Florida made an advance payment of principal in the amount of $272,500 which was applied to the outstanding principal balance relating to this promissory note.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,042,635 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $39,843,631 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, a limited partner of several Income Funds filed a lawsuit against the general partner and APF on June 22, 1999 in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

4. Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 2,021,318 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners CNL Income Fund VIII, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund VIII, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 4, 1999, except for Note 11

 for which the date is March 11, 1999 and

 Note 12 for which the date is June 3, 1999

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $15,769,278 $13,960,232
Net investment in direct financing leases.............   7,802,785  10,044,975
Investment in joint ventures..........................   2,809,759   2,877,717
Mortgage notes receivable.............................   1,811,726   1,853,386
Cash and cash equivalents.............................   1,809,258   1,602,236
Receivables, less allowance for doubtful accounts of
 $24,636 and $19,228..................................      84,265      51,393
Prepaid expenses......................................       3,959       4,357
Accrued rental income, less allowance for doubtful
 accounts of $4,501 in 1998 and 1997..................   1,927,418   1,811,329
Other assets..........................................      52,671      52,671
                                                       ----------- -----------
                                                       $32,071,119 $32,258,296
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $     4,258 $     8,359
Escrowed real estate taxes payable....................      27,838      24,459
Distributions payable.................................   1,137,501     787,501
Due to related parties................................      75,266      59,649
Rents paid in advance and deposits....................      62,349      53,556
                                                       ----------- -----------
  Total liabilities...................................   1,307,212     933,524
Minority interest.....................................     108,600     108,374
Partners' capital.....................................  30,655,307  31,216,398
                                                       ----------- -----------
                                                       $32,071,119 $32,258,296
                                                       =========== ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                               Year Ended December 31,
                                         -------------------------------------
                                            1998         1997         1996
                                         -----------  -----------  -----------
Revenues:
  Rental income from operating leases... $ 1,897,209  $ 1,804,273  $ 1,867,968
  Earned income from direct financing
   leases...............................   1,093,839    1,211,369    1,314,090
  Contingent rental income..............     101,911       85,735       31,712
  Interest and other income.............     269,744      238,338      127,246
                                         -----------  -----------  -----------
                                           3,362,703    3,339,715    3,341,016
                                         -----------  -----------  -----------
Expenses:
  General operating and administrative..     146,943      140,586      156,177
  Professional services.................      24,837       23,284       27,682
  State and other taxes.................       5,372        5,081        4,757
  Depreciation..........................     246,976      208,971      208,971
  Transaction costs.....................      21,042          --           --
                                         -----------  -----------  -----------
                                             445,170      377,922      397,587
                                         -----------  -----------  -----------
Income Before Minority Interest in
 Income of Consolidated Joint Venture,
 Equity in Earnings of Unconsolidated
 Joint Ventures and Gain (Loss) on Sale
 of Land and Buildings..................   2,917,533    2,961,793    2,943,429
Minority Interest in Income of
 Consolidated Joint Venture.............     (13,518)     (13,706)     (13,906)
Equity in Earnings of Unconsolidated
 Joint Ventures.........................     276,721     293 ,480      266,500
Gain (Loss) on Sale of Land and
 Buildings..............................     108,176          --       (99,031)
                                         -----------  -----------  -----------
Net Income.............................. $ 3,288,912  $ 3,241,567  $ 3,096,992
                                         ===========  ===========  ===========
Allocation of Net Income:
  General partners...................... $    31,807  $    32,416  $    31,413
  Limited partners......................   3,257,105    3,209,151    3,065,579
                                         -----------  -----------  -----------
                                         $ 3,288,912  $ 3,241,567  $ 3,096,992
                                         ===========  ===========  ===========
Net Income Per Limited Partner Unit..... $     0.093  $     0.092  $     0.088
                                         ===========  ===========  ===========
Weighted Average Number of Limited
 Partner Units Outstanding..............  35,000,000   35,000,000   35,000,000
                                         ===========  ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $161,612    $35,000,000  $(15,772,138)  $16,064,868 $(4,015,000) $31,440,342
 Distributions to
  limited partners
  ($0.098 per limited
  partner unit).........       --            --             --     (3,412,500)          --          --    (3,412,500)
 Net income.............       --         31,413            --            --      3,065,579         --     3,096,992
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       193,025     35,000,000   (19,184,638)   19,130,447  (4,015,000)  31,124,834
 Distributions to
  limited partners
  ($0.090 per limited
  partner unit).........       --            --             --     (3,150,003)          --          --    (3,150,003)
 Net income.............       --         32,416            --            --      3,209,151         --     3,241,567
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       225,441     35,000,000   (22,334,641)   22,339,598  (4,015,000)  31,216,398
 Distributions to
  limited partners
  ($0.110 per limited
  partner unit).........       --            --             --     (3,850,003)          --          --    (3,850,003)
 Net income.............       --         31,807            --            --      3,257,105         --     3,288,912
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $257,248    $35,000,000  $(26,184,644)  $25,596,703 $(4,015,000) $30,655,307
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,144,635  $ 3,114,439  $ 3,222,903
 Distributions from unconsolidated joint
  ventures..............................      344,643      356,589      323,531
 Cash paid for expenses.................     (185,270)    (163,215)    (194,218)
 Interest received......................      258,584      235,243      110,452
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    3,562,592    3,543,056    3,462,668
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  buildings.............................      116,397          --           --
 Additions to land and buildings on
  operating leases......................          --           --        (1,135)
 Investment in direct financing leases..          --           --        (1,326)
 Investment in joint venture............          --           --      (234,059)
 Collections on mortgage notes
  receivable............................       41,292        8,799        2,557
 Other..................................           36          --       (34,793)
                                          -----------  -----------  -----------
  Net cash provided by (used in)
   investing activities.................      157,725        8,799     (268,756)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Distributions to limited partners......   (3,500,003)  (3,412,502)  (3,325,000)
 Distributions to holder of minority
  interest..............................      (13,292)     (13,391)     (13,503)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,513,295)  (3,425,893)  (3,338,503)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      207,022      125,962     (144,591)
Cash and Cash Equivalents at Beginning
 of Year................................    1,602,236    1,476,274    1,620,865
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,809,258  $ 1,602,236  $ 1,476,274
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 3,288,912  $ 3,241,567  $ 3,096,992
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      246,976      208,971      208,971
 Minority interest in income of
  consolidated joint venture............       13,518       13,706       13,906
 Equity in earnings of unconsolidated
  joint ventures, net of distributions..       67,922       63,109       57,031
 Loss (gain) on sale of land and
  buildings.............................     (108,176)         --        99,031
 Decrease (increase) in receivables.....      (32,504)     (25,641)         429
 Decrease (increase) in prepaid
  expenses..............................          398           20       (1,465)
 Decrease in net investment in direct
  financing leases......................      177,947      178,250      157,194
 Increase in accrued rental income......     (116,089)    (128,736)    (219,757)
 Increase (decrease) in accounts payable
  and accrued expenses..................         (722)       9,987       12,203
 Increase (decrease) in due to related
  parties...............................       15,617        2,769       (4,505)
 Increase (decrease) in rents paid in
  advance and deposits..................        8,793      (20,946)      42,638
                                          -----------  -----------  -----------
  Total adjustments.....................      273,680      301,489      365,676
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,562,592  $ 3,543,056  $ 3,462,668
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Mortgage notes accepted in exchange for
  sale of land and buildings............  $       --   $       --   $ 1,375,000
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $ 1,137,501  $   787,501  $ 1,050,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund VIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and the allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 87.68% interest in Woodway Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Asheville Joint Venture, CNL Restaurant Investments II and Middleburg Joint Venture are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For property leases classified as direct financing leases, the building portions of the majority of property leases are accounted for as direct financing leases while the land portions of these leases are accounted for as operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions of the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 9,159,115  $ 9,167,336
   Buildings..........................................   8,295,673    6,231,430
                                                       -----------  -----------
                                                        17,454,788   15,398,766
   Less accumulated depreciation......................  (1,685,510)  (1,438,534)
                                                       -----------  -----------
                                                       $15,769,278  $13,960,232
                                                       ===========  ===========

   In July 1998, the Partnership received $116,397 as a settlement from the Florida Department of Transportation for a right of way taking related to a parcel of land on its property in Brooksville, Florida. In connection therewith, the Partnership recognized a gain of $108,176 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease terms. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $116,089, $128,736 (net
$4,501 in reserves), and $219,757, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,889,012
   2000.............................................................   1,919,651
   2001.............................................................   2,017,044
   2002.............................................................   2,065,510
   2003.............................................................   2,096,121
   Thereafter.......................................................  12,027,545
                                                                     -----------
                                                                     $22,014,883
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1998          1997
                                                      -----------  ------------
   Minimum lease payments receivable................. $14,095,756  $ 18,939,788
   Estimated residual values.........................   2,457,619     3,040,615
   Less unearned income..............................  (8,750,590)  (11,935,428)
                                                      -----------  ------------
   Net investment in direct financing leases......... $ 7,802,785  $ 10,044,975
                                                      ===========  ============

   In August 1998, four of the Partnership's leases were amended. As a result, the Partnership reclassified these leases from direct financing leases to operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded each of the reclassified leases at the lower of original cost, present fair value, or present carrying value. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

   1999............................................................. $ 1,106,822
   2000.............................................................   1,106,822
   2001.............................................................   1,130,328
   2002.............................................................   1,142,042
   2003.............................................................   1,142,042
   Thereafter.......................................................   8,467,700
                                                                     -----------
                                                                     $14,095,756
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

5. Investment in Joint Ventures:

   The Partnership has an 85.54%, a 36.8%, and a 12.46% interest in the profits and losses of Asheville Joint Venture, CNL Restaurant Investments II, and Middleburg Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   Asheville Joint Venture and Middleburg Joint Venture each own and lease one property, and CNL Restaurant Investments II owns and leases six properties to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                           1998       1997
                                                        ---------- ----------
   Land and buildings on operating leases, less
    accumulated depreciation........................... $6,320,059 $6,487,210
   Net investment in direct financing lease............  1,319,045  1,335,223
   Cash................................................      1,176        596
   Receivables.........................................     17,395     14,169
   Prepaid expenses....................................        719      1,017
   Accrued rental income...............................    162,857    128,993
   Liabilities.........................................        580        864
   Partners' capital...................................  7,820,671  7,966,344
   Revenues............................................    940,168  1,001,284
   Net income..........................................    762,579    824,576

   The Partnership recognized income totalling $276,721, $293,480, and $266,500 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Mortgage Notes Receivable:

   As of December 31, 1995, the Partnership had accepted two promissory notes in the principal sum totalling $460,000, in connection with the sale of two of its properties in Jacksonville, Florida. The promissory notes, which are collateralized by mortgages on the properties, bear interest at a rate of ten percent per annum, and are being collected in 119 equal monthly installments of $2,106 and $1,931, with balloon payments of $218,252 and $200,324, respectively, due in December 2005.

   In addition, in connection with the sale in 1996 of its property in Orlando, Florida, the Partnership accepted a promissory note in the principal sum of $1,388,568, representing the gross sales price of $1,375,000 plus tenant closing costs of $13,568 that the Partnership financed on behalf of the tenant. The promissory note bears interest at a rate of 10.75% per annum, is collateralized by a mortgage on the property and is being collected in 12 monthly installments of interest only, in 24 monthly installments of $15,413 consisting of principal and interest, and thereafter in 144 monthly installments of $16,220 consisting of principal and interest.

   The mortgage notes receivable consisted of the following at December 31:

                                                             1998       1997
                                                          ---------- ----------
   Principal balance..................................... $1,795,920 $1,837,212
   Accrued interest receivable...........................     15,806     16,174
                                                          ---------- ----------
                                                          $1,811,726 $1,853,386
                                                          ========== ==========

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The general partners believe that the estimated fair value of mortgage notes receivable at December 31, 1998 and 1997, approximated the outstanding principal amount based on estimated current rates at which similar loans would be made to borrowers with similar credit and for similar maturities.

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,850,003, $3,150,003, and $3,412,500, respectively. No distributions have been made to the general partners to date.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $3,288,912  $3,241,567  $3,096,992
   Depreciation for tax reporting purposes
    in excess of depreciation for
    financial reporting purposes..........    (166,412)   (204,419)   (219,372)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes..............................     177,946     178,250     157,197
   Allowance for doubtful accounts........       5,408      18,954     (23,716)
   Accrued rental income..................    (116,089)   (133,237)   (219,757)
   Rents paid in advance..................       9,293     (21,446)     42,637
   Gain or loss on sale of land and
    buildings for tax reporting purposes
    in excess of gain or loss for
    financial reporting purposes..........       3,170         670      99,031
   Capitalized transaction costs for tax
    reporting purposes....................      21,042         --          --
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes in excess of (less than)
    equity in earnings of unconsolidated
    joint ventures for financial reporting
    purposes..............................      15,563      (2,987)     13,320
   Minority interest in timing differences
    of consolidated joint venture.........       1,443       1,571       1,677
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $3,240,276  $3,078,923  $2,948,009
                                            ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. During the year ended December 31, 1996, the Partnership incurred $41,250 in deferred, subordinated real estate disposition fees as the result of the sale of the property in Orlando, Florida. No deferred, subordinated real estate disposition fees were incurred for the years ended December 31, 1998 and 1997.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $96,202, $80,461 and $89,317 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties consisted of the following at December 31:

                                                                 1998    1997
                                                                ------- -------
   Due to Affiliates:
     Accounting and administrative services.................... $20,216 $ 4,599
     Deferred, subordinated real estate disposition fee........  55,050  55,050
                                                                ------- -------
                                                                $75,266 $59,649
                                                                ======= =======

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures) for each of the years ended December 31:

                                                      1998     1997     1996
                                                    -------- -------- --------
   Golden Corral Corporation....................... $728,641 $706,839 $663,889
   Restaurant Management Services, Inc. ...........  527,360  531,110  533,990
   Carrols Corporation.............................  482,081  523,517  526,034
   Flagstar Enterprises, Inc. and Quincy's
    Restaurants, Inc. .............................      N/A      N/A  356,720

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures), for each of the years ended December 31:

                                                     1998      1997      1996
                                                   -------- ---------- --------
   Burger King.................................... $961,542 $1,003,419 $989,480
   Golden Corral Family Steakhouse Restaurants....  750,869    735,949  681,042
   Shoney's.......................................  603,304    607,054  609,072

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

                        CNL INCOME FUND VIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,042,635 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $39,843,631 as of December 31, 1998.

   The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,021,318 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.


   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                         Property                                  Historical
                                        Acquisition                                   CNL
                           Historical    Pro Forma                    Historical   Financial
                              APF       Adjustments       Subtotal     Advisor   Services, Inc.
                          ------------  -----------     ------------  ---------- --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........   475,787,661   58,749,637 (A)  534,537,298           0            0
Net Investment in Direct
 Financing Leases.......   123,270,117            0      123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740            0       41,269,740           0            0
Other Investments.......    16,199,792            0       16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564            0        1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)   10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0        2,007,278           0            0
Receivables (net
 allowances)/Due from
 Related Party..........       548,862            0          548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334            0        5,007,334           0            0
Other Assets............     7,723,678            0        7,723,678     490,141      298,498
Goodwill................             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Assets...........  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $         0     $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs Payable..........    10,172,169            0       10,172,169           0            0
Distributions Payable...             0            0                0     119,808            0
Due to Related Parties..       148,629            0          148,629           0      563,724
Income Tax Payable......             0            0                0           0            0
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)   67,806,518     386,229            0
Deferred Income.........     2,052,530            0        2,052,530           0            0
Rents Paid in Advance...     1,340,636            0        1,340,636           0            0
Minority Interest.......       280,970            0          280,970           0            0
Common Stock............       373,483            0          373,483           0            0
Common Stock--Class A...             0            0                0       6,400        2,000
Common Stock--Class B...             0            0                0       3,600          724
Additional Paid-in-
 capital................   670,005,177            0      670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0      (13,293,639)  2,514,205      134,080
Partners Capital........             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                           Historical                                    Historical
                              CNL       Combining                        CNL Income
                           Financial    Pro Forma           Combined        Fund      Pro Forma          Adjusted
                             Corp.     Adjustments            APF        VIII, Ltd.  Adjustments        Pro Forma
                          ------------ ------------      --------------  ----------- -----------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298   15,694,231  10,157,967 (B2)    560,389,496
Net Investment in Direct
 Financing Leases ......             0            0         123,270,117    7,762,940   2,591,782 (B2)    133,624,839
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027    1,526,082           0         290,692,109
Other Investments.......     6,353,482            0          22,553,274            0           0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564    2,785,272   1,796,225 (B2)      5,665,061
Cash and Cash
 Equivalents............     4,896,688   (8,055,427)(B1)      8,688,388    1,876,769  (2,647,573)(B2)      7,457,584
                                                                                        (460,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521            0           0           2,860,521
Receivables (net
 allowances)/Due from
 Related Party..........     1,969,339     (148,629)(C)      14,969,032        1,079     (58,095)(E)      14,912,016
Accrued Rental Income...             0            0           5,007,334    1,950,689  (1,950,689)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835       64,008     (64,008)(B2)      8,450,835
Goodwill................             0   42,864,088 (B1)     42,864,088            0           0          42,864,088
                          ------------ ------------      --------------  ----------- -----------      --------------
 Total Assets...........  $264,700,433 $ 31,867,156      $1,053,450,478  $31,661,070 $ 9,365,609      $1,094,477,157
                          ============ ============      ==============  =========== ===========      ==============
       LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055  $    72,638 $         0      $    6,031,693
Accrued Construction
 Costs Payable..........             0            0          10,172,169            0           0          10,172,169
Distributions Payable...             0            0             119,808      787,501           0             907,309
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405       58,095     (58,095)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0            0           0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228            0           0         295,130,228
Deferred Income.........             0            0           2,052,530            0           0           2,052,530
Rents Paid in Advance...             0            0           1,340,636       91,562           0           1,432,198
Minority Interest.......             0            0             280,970      108,625           0             389,595
Common Stock............             0       61,500 (B1)        434,983            0      19,983 (B2)        454,966
Common Stock--Class A...           200       (8,600)(B1)              0            0           0                   0
Common Stock--Class B...           501       (4,825)(B1)              0            0           0                   0
Additional Paid-in-
 capital................     3,937,095 122,938,500 (B1)     792,943,677            0  39,946,370 (B2)    832,890,047
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (86,857,983)           0           0         (86,857,983)
                                        (73,836,085)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0   30,542,649 (30,542,649)(B2)              0
                          ------------ ------------      --------------  ----------- -----------      --------------
 Total Liabilities and
  Equity................  $264,700,433   31,867,156       1,053,450,478  $31,661,070 $ 9,365,609      $1,094,477,157
                          ============ ============      ==============  =========== ===========      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                         Property                                             Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  ------------   -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008   $2,339,153(a) $14,523,161  $        0    $        0   $        0
 Fees...................            0            0              0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763            0      2,214,763      47,213       129,362    5,233,919
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771   $2,339,153    $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269            0      1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364            0        697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0            0              0      23,326       292,575            0
 Interest Expense.......            0            0              0      50,730             0    4,769,268
 State Taxes............      235,208            0        235,208           0             0            0
 Depreciation--Other....            0            0              0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813      349,465(a)   1,898,278           0             0            0
 Amortization...........        7,368            0          7,368           0             0            0
 Transaction Costs......      125,926            0        125,926           0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948      349,465      4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $10,688,823   $1,989,688    $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271            0         17,271           0             0            0
 Gain on Sale of
  Properties............            0            0              0           0             0            0
 Provision For Loss on
  Properties............     (215,797)           0       (215,797)          0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   10,490,297    1,989,688     12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0     127,496        48,017       73,166
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297   $1,989,688    $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========   ==========    ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........  $    50.03x   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401          n/a     37,347,401         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464          n/a     37,348,464         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999


                           Combining                       Historical CNL
                           Pro Forma           Combined     Income Fund    Pro Forma           Adjusted
                          Adjustments             APF        VIII, Ltd.   Adjustments          Pro Forma
                          -----------         -----------  -------------- -----------        -------------
Revenues:
 Rental and Earned
  Income................            0         $14,523,161    $  733,127       44,498(j)      $  15,300,786
 Fees...................   (2,450,663)(b),(c)   1,256,304             0      (12,934)(k)         1,243,370
 Interest and Other
  Income................       62,068 (d)       7,687,325        54,365            0             7,741,690
                          -----------         -----------    ----------    ---------         -------------
 Total Revenue..........  $(2,388,595)        $23,466,790    $  787,492    $  31,564         $  24,285,846
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012        43,381      (23,730)(l),(m)     4,688,663
 Management and Advisory
  Fees..................   (1,308,560)(f)               0             0            0(n)                  0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115             0            0                23,115
 Interest Expense.......            0           4,819,998             0            0             4,819,998
 State Taxes............            0             235,208        17,534        8,244(o)            260,986
 Depreciation--Other....            0              65,819             0            0                65,819
 Depreciation--
  Property..............            0           1,898,278        75,047       44,701(p)          2,018,026
 Amortization...........      535,801(h)          543,169             0            0               543,169
 Transaction Costs......            0             125,926        33,563            0               159,489
                          -----------         -----------    ----------    ---------         -------------
 Total Expenses.........   (1,443,279)         12,380,525       169,525       29,215            12,579,265
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $  (945,316)        $11,086,265    $  617,967    $   2,349         $  11,706,581
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271        56,876      (13,901)(q)            60,246
 Gain on Sale of
  Properties............            0                   0             0            0                     0
 Provision For Loss on
  Properties............            0            (215,797)            0            0              (215,797)
                          -----------         -----------    ----------    ---------         -------------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........     (945,316)         10,887,739       674,843      (11,552)           11,551,030
 Benefit/(Provision) for
  Federal Income
  Taxes.................     (248,679)(i)               0             0            0                     0
                          -----------         -----------    ----------    ---------         -------------
Net Earnings (Losses)...  $(1,193,995)        $10,887,739    $  674,843    $ (11,552)        $11,551,030 0
                          ===========         ===========    ==========    =========         =============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a    $     0.02    $     n/a         $        0.25
                          ===========         ===========    ==========    =========         =============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a    $     0.87    $     n/a         $       16.41
                          ===========         ===========    ==========    =========         =============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a    $     0.02    $     n/a         $         n/a
                          ===========         ===========    ==========    =========         =============
Ratio of Earnings to
 Fixed Charges..........  $       n/a         $       n/a    $      n/a    $     n/a         $       3.27x
                          ===========         ===========    ==========    =========         =============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a    35,000,000          n/a                   n/a
                          ===========         ===========    ==========    =========         =============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401           n/a    1,998,318            45,495,719(r)
                          ===========         ===========    ==========    =========         =============
Shares Outstanding......    6,150,000          43,498,464           n/a    1,998,318            45,496,782
                          ===========         ===========    ==========    =========         =============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                     $ (22,733,096)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                        42,571,895
                                                                                             -------------
Adjusted Pro Forma
 Distributions Declared:                                                                     $  19,838,799(s)
                                                                                             =============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                     $ 909,914,373(t)
                                                                                             =============
Pro Forma Cash
 Distributions Declared
 per
 $10,000 Investment.....                                                                     $         218(u)
                                                                                             =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                         Property                                               Historical
                                       Acquisition                               Historical CNL     CNL
                          Historical    Pro Forma                   Historical     Financial     Financial
                              APF      Adjustments      Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  ------------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661  $21,919,865(a)  $55,049,526  $         0    $        0   $         0
 Fees...................            0            0               0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0       9,057,376      145,016       574,078    22,238,311
                          -----------  -----------     -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865     $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0       2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0       1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0               0    1,247,278     1,773,406             0
 Interest Expense.......            0            0               0      148,415             0    21,350,174
 State Taxes............      548,320            0         548,320       19,126             0             0
 Depreciation--Other....            0            0               0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)    6,931,658            0             0             0
 Amortization...........       11,808            0          11,808       57,077             0        95,116
 Transaction Costs......      157,054            0         157,054            0             0             0
                          -----------  -----------     -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368      12,298,325   11,435,228     7,966,916    25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497     $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0         (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0               0            0             0             0
 Gain on
  Securitization........            0            0               0            0             0     3,694,351
 Other Expenses.........            0            0               0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0        (611,534)           0             0             0
                          -----------  -----------     -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   32,152,408   19,030,497      51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0               0   (6,957,472)      305,641      (246,603
                          -----------  -----------     -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497     $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========     ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a     $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a     $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a     $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........       79.97x          n/a             n/a          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a             n/a          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,570,262      34,218,481          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757      37,372,684          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                           Historical
                          Combining                            CNL
                          Pro Forma            Combined    Income Fund  Pro Forma           Adjusted
                         Adjustments              APF      VIII, Ltd.  Adjustments          Pro Forma
                         ------------         -----------  ----------- -----------        -------------
Revenues:
 Rental and Earned
  Income...............  $          0         $55,049,526  $3,092,959     177,993 (j)     $  58,320,478
 Fees..................   (32,715,768)(b),(c)   3,226,263           0     (30,172)(k)         3,196,091
 Interest and Other
  Income...............       207,144 (d)      32,221,925     269,744           0            32,491,669
                         ------------         -----------  ----------   ---------         -------------
 Total Revenue.........  $(32,508,624)        $90,497,714  $3,362,703   $ 147,821         $  94,008,238
Expenses:
 General and
  Administrative.......    (4,241,719)(e)      15,939,556     171,780     (78,332)(l),(m)    16,033,004
 Management and
  Advisory Fees........    (4,658,434)(f)               0           0           0 (n)                 0
 Fees to Related
  Parties..............    (2,161,897)(g)         858,787           0           0               858,787
 Interest Expense......             0          21,498,589           0           0            21,498,589
 State Taxes...........             0             567,446       5,372      12,429 (o)           585,247
 Depreciation--Other...             0             199,157           0           0               199,157
 Depreciation--
  Property.............      (340,898)(r)       6,590,760     246,976     178,806 (p)         7,016,542
 Amortization..........     2,143,204 (h)       2,307,205           0           0             2,307,205
 Transaction Costs.....             0             157,054      21,042           0               178,096
                         ------------         -----------  ----------   ---------         -------------
 Total Expenses........    (9,259,744)         48,118,554     445,170     112,903            48,676,627
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on
 Sale of Properties,
 and Provision for
 Losses on Properties..  $(23,248,880)        $42,379,160  $2,917,533   $  34,918         $  45,331,611
 Equity in Earnings of
  Joint
  Venture/Minority
  Interest.............             0             (14,138)    263,203     (55,604)(q)           193,461
 Gain on Sale of
  Properties...........             0                   0     108,176           0               108,176
 Gain on
  Securitization.......             0           3,694,351           0           0             3,694,351
 Other Expenses........             0                   0           0           0                     0
 Provision For Loss on
  Properties...........             0            (611,534)          0           0              (611,534)
                         ------------         -----------  ----------   ---------         -------------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for
 Federal Income Taxes..   (23,248,880)         45,447,839   3,288,912     (20,686)           48,716,065
 Benefit/(Provision)
  for Federal Income
  Taxes................     6,898,434 (i)               0           0           0                     0
                         ------------         -----------  ----------   ---------         -------------
Net Earnings (Losses)..  $(16,350,446)        $45,447,839  $3,288,912   $ (20,686)        $48,716,065 0
                         ============         ===========  ==========   =========         =============
Earnings Per
 Share/Unit............  $        n/a         $       n/a  $     0.09   $     n/a         $        1.15
                         ============         ===========  ==========   =========         =============
Book Value Per
 Share/Unit............  $        n/a         $       n/a  $     0.88   $     n/a         $       16.45
                         ============         ===========  ==========   =========         =============
Dividends Per
 Share/Unit............  $        n/a         $       n/a  $     0.10   $     n/a         $         n/a
                         ============         ===========  ==========   =========         =============
Ratio of Earnings to
 Fixed Charges.........           n/a                 n/a         n/a         n/a                 3.21x
                         ============         ===========  ==========   =========         =============
Wtd. Avg. Units
 Outstanding...........           n/a                 n/a  35,000,000         n/a                   n/a
                         ============         ===========  ==========   =========         =============
Wtd. Avg. Shares
 Outstanding...........     6,150,000          40,368,481         n/a   1,998,318            42,366,799 (s)
                         ============         ===========  ==========   =========         =============
Shares Outstanding.....     6,150,000          43,522,684         n/a   1,998,318            45,521,002
                         ============         ===========  ==========   =========         =============
Calculation of Pro Forma
 Distributions
 Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows............                                                                   $  59,198,688
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable.....                                                                    (265,871,668)
 Addback Pro Forma
  Investments in Notes
  Receivable...........                                                                     288,590,674
                                                                                          -------------
Adjusted Pro Forma Distributions
 Declared:                                                                                $  81,917,694 (t)
                                                                                          =============
Pro Forma Wtd. Avg.
 Dollars Outstanding...                                                                   $ 847,335,981 (u)
                                                                                          =============
Pro Forma Cash
 Distributions Declared
 per $10,000 Investment
 $10,000 Investment....                                                                   $        967 (v)
                                                                                          =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                   Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $   (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0               0
 Amortization expense...          7,368             0             7,368            0       26,238         424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0               0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0         (73,166)
 Gain on
  securitization........              0             0                 0            0            0               0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0               0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)         (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0               0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0        (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0     (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0       6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0        (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0          55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811               0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0               0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0               0
 Decrease (increase) in
  intangibles and other
  assets................                                                     (30,554)                       7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)       (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0               0
 Decrease in accrued
  interest..............              0             0                 0            0            0        (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365             0           386,365            0            0               0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0               0
                          -------------  ------------     -------------  -----------    ---------    ------------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)    (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)    (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0               0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)              0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0               0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0               0
 Aqcuisition of
  businesses............

 Purchase of other
  investments...........              0             0                 0            0            0               0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0               0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0         134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0               0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0               0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0               0
 Collection on notes
  receivable............        239,596             0           239,596            0            0               0
 Decrease in restricted
  cash..................              0             0                 0            0            0               0
 Increase in intangibles
  and other assets......              0             0                 0            0            0               0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0               0
 Other..................              0             0                 0            0            0               0
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)        134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572               0
 Contributions from
  limited partners......              0             0                 0            0            0               0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0               0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763            0            0      49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)    (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0               0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0               0
 Distributions to
  limited partners......              0             0                 0            0            0               0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0               0
 Other..................       (200,234)            0          (200,234)           0            0          (9,602)
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722    1,288,673       18,187      39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)      2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573       2,526,078
                          -------------  ------------     -------------  -----------    ---------    ------------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $  4,896,688
                          =============  ============     =============  ===========    =========    ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                         Historical
                           Combining                         CNL
                           Pro Forma                     Income Fund   Pro Forma        Adjusted
                          Adjustments     Combined APF    VIII Ltd.   Adjustments       Pro Forma
                          -----------     -------------  -----------  -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,193,995)(a) $  10,887,739  $   674,843  $   (11,552)(a) $  11,551,030
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0         1,937,859       75,047       44,701 (b)     2,057,607
 Amortization expense...      535,801 (c)       994,104            0            0           994,104
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763        3,355            0            11,118
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234       24,487       13,901 (d)        61,622
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                 0            0            0                 0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631            0            0           142,631
 Gain on
  securitization........            0                 0            0            0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0            0            0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)      85,302            0          (624,313)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0            0            0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0          (449,580)           0            0          (449,580)
 Investment in notes
  receivable............            0       (42,571,895)           0            0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907            0            0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)           0            0          (402,461)
 Decrease in due from
  related party.........            0            55,382            0            0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359       (7,378)           0            21,981
 Decrease in net
  investment in direct
  financing leases......            0           787,375       39,845            0           827,220
 Increase in accrued
  rental income.........            0        (1,047,421)     (23,271)           0        (1,070,692)
 Decrease (increase) in
  intangibles and other
  assets................                        (22,612)           0            0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)      40,542            0          (727,725)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0            97,403      (17,171)           0            80,232
 Decrease in accrued
  interest..............            0          (362,877)           0            0          (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0           386,365       29,213            0           415,578
 Increase (decrease) in
  deferred rental
  income................            0           862,647            0            0           862,647
                          -----------     -------------  -----------  -----------     -------------
 Total adjustments......      535,801       (34,592,699)     249,971       58,602       (34,284,126)
                          -----------     -------------  -----------  -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)     924,814       47,050       (22,733,096)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                 0            0            0                 0
 Additions to land and
  buildings on operating
  leases................                   (135,820,136)           0                   (135,820,136)
 Investment in direct
  financing leases......            0       (29,608,346)           0            0       (29,608,346)
 Investment in joint
  venture...............            0          (117,662)           0            0          (117,662)
 Aqcuisition of
  businesses............   (8,055,427)(f)    (8,055,427)               (2,647,573)(g)   (11,163,000)
                                                                         (460,000)(g)
 Purchase of other
  investments...........            0                 0            0            0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                 0            0            0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0           134,981            0            0           134,981
 Investment in mortgage
  notes receivable......            0        (1,388,463)           0            0        (1,388,463)
 Collections on mortgage
  note receivable.......            0            75,010      283,528            0           358,538
 Investment in notes
  receivable............            0        (1,087,483)           0            0        (1,087,483)
 Collection on notes
  receivable............            0           239,596            0            0           239,596
 Decrease in restricted
  cash..................            0                 0            0            0                 0
 Increase in intangibles
  and other assets......            0                 0            0            0                 0
 Investment in
  certificates of
  deposit...............            0                 0            0            0                 0
 Other..................            0                 0            0            0                 0
                          -----------     -------------  -----------  -----------     -------------
 Net cash provided by
  (used in) investing
  activities............  (8,055,427)      (175,627,930)     283,528   (3,107,573)     (178,451,975)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0         1,519,980            0            0         1,519,980
 Contributions from
  limited partners......            0                 0            0            0                 0
 Contributions from
  holder of minority
  interest..............            0                 0            0            0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0        (1,142,237)           0            0        (1,142,237)
 Payment of stock
  issuance costs........            0          (722,001)           0            0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0       119,974,697            0            0       119,974,697
 Payment on line of
  credit/notes payable..            0       (22,874,147)           0            0       (22,874,147)
 Retirement of shares of
  common stock..........            0                 0            0            0                 0
 Distributions to
  holders of minority
  interest..............            0            (8,610)      (3,330)           0           (11,940)
 Distributions to
  limited partners......            0                 0   (1,137,501)           0        (1,137,501)
 Distributions to
  stockholders..........            0       (14,237,405)           0            0       (14,237,405)
 Other..................            0          (209,836)           0            0          (209,836)
                          -----------     -------------  -----------  -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        82,300,441   (1,140,831)           0        81,159,610
Net increase in cash....   (8,713,621)     (117,032,449)      67,511   (3,060,523)     (120,025,461)
Cash at beginning of
 year...................            0       127,401,796    1,809,258            0       129,211,054
                          -----------     -------------  -----------  -----------     -------------
Cash at end of year.....   (8,713,621)       10,369,347    1,876,769   (3,060,523)        9,185,593
                          ===========     =============  ===========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                      Historical    Historical
                                          Acquisition                                       CNL            CNL
                           Historical      Pro Forma                      Historical     Financial      Financial
                               APF        Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  -------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $  32,152,408  $  19,030,497 (a) $  51,182,905  $10,656,379     $(468,133)  $     427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      4,042,290      2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                           11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                           30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                         (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                                0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                          611,534            0             0         398,042
 Gain on
  securitization........              0                                0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                                0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                          899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                                0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                                0            0             0               0
 Investment in notes
  receivable............              0                                0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                                0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                                0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                                0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                                0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                        1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                      (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                         (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                          467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                           31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                                0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                          436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                          693,372            0             0               0
                          -------------  -------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867      2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  -------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) operating
  activities............     39,116,275     21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                        2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)   (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                     (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                        (974,696)           0             0               0
 Acquisition of
  businesses............
 Purchase of other
  investments...........    (16,083,055)                     (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                                0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                                0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                      (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                          291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                      (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                        1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                                0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                      (6,281,069)           0             0               0

 Other..................              0                                0      200,000             0               0
                          -------------  -------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) investing
  activities............   (277,338,756)   (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                      385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                                0            0             0               0
                                      0                                0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                      (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                     (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040  33,656,518 (e)       41,348,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                          (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                        (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                         (34,073)           0             0               0
 Distributions to
  limited partners......              0                                0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                     (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                         (95,101)           0            24      (2,500,011)
                          -------------  -------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541     33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase (decrease)
 in cash................     75,613,060     (3,173,254)       72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                       47,586,777      264,000     1,298,261         680,092
                          -------------  -------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $  (3,173,254)    $ 120,026,583  $   713,308       962,573       2,526,078
                          =============  =============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                         Historical
                           Combining                     CNL Income
                           Pro Forma         Combined       Funds     Pro Forma        Adjusted
                          Adjustments          APF       VIII, Ltd.  Adjustments      Pro Forma
                          ------------     ------------  ----------  -----------     ------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $(16,350,446)(a) $ 45,447,839  $3,288,912  $   (20,686)(a) $ 48,716,065
Adjustments to reconcile
 net income (loss) to
 net cash provided
 by(used in) operating
 activities:
 Depreciation...........      (340,898)(b)    6,789,917     246,976      178,806 (b)    7,215,699
 Amortization expense...     2,143,204 (c)    4,457,288           0                     4,457,288
 Minority interest in
  income of consolidated
  joint venture.........             0           30,156      13,518                        43,674
 Equity in earnings of
  joint ventures, net of
  distributions.........             0          (15,440)     67,922       55,604 (d)      108,086
 Loss(gain) on sale of
  land, building, net
  investment in direct
  leases................                              0    (108,176)                     (108,176)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                      1,009,576           0                     1,009,576
 Gain on
  securitization........                     (3,356,538)          0                    (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                    265,871,668           0                   265,871,668
 Decrease(increase) in
  other receivables.....                     (2,543,413)    (32,504)                   (2,575,917)
 Increase in accrued
  interest income
  included in notes
  receivable............                       (170,492)          0                      (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                              0           0                             0
 Investment in notes
  receivable............                   (288,590,674)          0                  (288,590,674)
 Collections on notes
  receivable............                     23,539,641           0                    23,539,641
 Decrease in restricted
  cash..................                      2,504,091           0                     2,504,091
 Decrease(increase) in
  due from related
  party.................                       (953,688)          0                      (953,688)
 Increase in prepaid
  expenses..............                          7,246         398                         7,644
 Decrease in net
  investment in direct
  financing leases......                      1,971,634     177,947                     2,149,581
 Increase in accrued
  rental income.........                     (2,187,652)   (116,089)                   (2,303,741)
 Increase in intangibles
  and other assets......                       (154,351)          0                      (154,351)
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....                        846,680        (722)                      845,958
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                       (133,364)     15,617                      (117,747)
 Increase in accrued
  interest..............                        (77,968)          0                       (77,968)
 Increase in rents paid
  in advance and
  deposits..............                        436,843       8,793                       445,636
 Decrease in deferred
  rental income.........                        693,372           0                       693,372
                          ------------     ------------  ----------  -----------     ------------
 Total adjustments......     1,802,306        9,974,532     273,680      234,410       10,482,622
                          ------------     ------------  ----------  -----------     ------------
 Net cash provided by
  (used in) operating
  activities............   (14,548,140)      55,422,371   3,562,592      213,724       59,198,687
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                      2,385,941     116,397                     2,502,338
 Additions to land and
  buildings on operating
  leases................                   (259,469,347)          0                  (259,469,347)
 Investment in direct
  financing leases......                    (47,115,435)          0                   (47,115,435)
 Investment in joint
  venture...............                       (974,696)          0                      (974,696)
 Acquisition of
  businesses............    (8,055,427)(f)   (8,055,427)          0   (2,647,573)(g)  (11,163,000)
                                                                  0     (460,000)(g)
 Purchase of other
  investments...........                    (16,083,055)          0                   (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                        295,514           0                       295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....                        212,821           0                       212,821
 Investment in mortgage
  notes receivable......                     (2,886,648)          0                    (2,886,648)
 Collections on mortgage
  note receivable.......                        291,990      41,292                       333,282
 Investment in equipment
  notes receivable......                     (7,837,750)          0                    (7,837,750)
 Collections on
  equipment notes
  receivable............                      3,046,873           0                     3,046,873
 Decrease in restricted
  cash..................                              0           0                             0
 Increase in intangibles
  and other assets......                     (6,281,069)          0                    (6,281,069)
 Other..................                        200,000          36                       200,036
                          ------------     ------------  ----------  -----------     ------------
 Net cash provided
  by(used in) investing
  activities............    (8,055,427)    (342,270,288)    157,725   (3,107,573)    (345,220,136)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                    386,592,011           0                   386,592,011
 Contributions from
  limited partners......                              0           0                             0
                                                      0           0                             0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                     (4,574,925)          0                    (4,574,925)
 Payment of stock
  issuance costs........                    (34,579,650)          0                   (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                    455,102,478           0                   455,102,478
 Payment on line of
  credit/notes payable..                   (411,813,826)          0                  (411,813,826)
 Retirement of shares of
  common stock..........                       (639,528)          0                      (639,528)
 Distributions to
  holders of minority
  interest..............                        (34,073)    (13,292)                      (47,365)
 Distributions to
  limited partners......                              0  (3,500,003)                   (3,500,003)
 Distributions to
  stockholders..........                    (48,813,637)          0                   (48,813,637)
 Other..................                     (2,595,088)          0                    (2,595,088)
                          ------------     ------------  ----------  -----------     ------------
 Net cash provided by
  (used in) financing
  activities............             0      338,643,762  (3,513,295)           0      335,130,467
Net increase(decrease)
 in cash................   (22,603,567)      51,795,845     207,022   (2,893,849)      49,109,018
Cash at beginning of
 year...................                     49,829,130   1,602,236                    51,431,366
                          ------------     ------------  ----------  -----------     ------------
Cash at end of year.....   (22,603,567)     101,624,975  $1,809,258  $(2,893,849)    $100,540,384
                          ============     ============  ==========  ===========     ============

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED
                         PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

      through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                               CNL
                                            Financial
                                            Services
                                 Advisor      Group         Funds         Total
                               ----------- -----------  -------------  ------------
     Shares Offered..........    3,800,000   2,350,000   1,998,317.65  8,148,317.65
     Exchange Value..........  $        20 $        20  $          20  $         20
                               ----------- -----------  -------------  ------------
     Share Consideration.....  $76,000,000 $47,000,000  $  39,966,353  $162,966,353
     Cash Consideration......          --          --         460,000       460,000
     APF Transaction Costs...    4,977,337   3,078,090      2,647,573    10,703,000
                               ----------- -----------  -------------  ------------
     Total Purchase Price....  $80,977,337 $50,078,090  $  43,073,926  $174,129,353
                               =========== ===========  =============  ============
     Allocation of Purchase
      Price:
     Net Assets--Historical..  $ 7,141,252 $10,006,878  $  30,542,649  $ 47,690,779
     Purchase Price Adjust-
      ments:
       Land and buildings on
        operating leases.....                              10,157,967    10,157,967
       Net investment in
        direct financing
        leases...............                               2,591,782     2,591,782
       Investment in joint
        ventures.............                               1,796,225     1,796,225
       Accrued rental
        income...............                              (1,950,689)   (1,950,689)
       Intangibles and other
        assets...............               (2,792,876)       (64,008)   (2,856,884)
       Goodwill*.............               42,864,088            --     42,864,088
       Excess purchase
        price................   73,836,085         --             --     73,836,085
                               ----------- -----------  -------------  ------------
         Total Allocation....  $80,977,337 $50,078,090  $  43,073,926  $174,129,353
                               =========== ===========  =============  ============

    --------

    * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,836,085 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,864,088 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1. Common Stock
        (CFA, CFS,
        CFC)--Class
        A.............            8,600
       Common Stock
              (CFA,
              CFS,
              CFC)--
              Class
              B.......            4,825
       APIC (CFA, CFS,
              CFC)....       13,857,645
       Retained
              Earnings..      3,277,060
       Accumulated
              distributions
              in
              excess
              of
              earnings..     73,836,085
       Goodwill for
              CFC
              (Intangibles
              and
              other
              assets)..      42,864,088
         CFC/CFS Org
          Costs/Other
          Assets......                    2,792,876
         Cash to pay
          APF transac-
          tion costs..                    8,055,427
         APF Common
          Stock.......                       61,500
         APF APIC.....                  122,938,500
       (To record
              acquisition
              of CFA,
              CFS and
              CFC)
     2.Partners Capi-
      tal.............       30,542,649
       Land and
              buildings
              on
              operating
              leases..       10,157,967
       Net investment
              in
              direct
              financing
              leases..        2,591,782
       Investment in
              joint
              ventures..      1,796,225
         Accrued
                rental
                income..                  1,950,689
         Intangibles
          and other
          assets......                       64,008
         Cash to pay
          APF Transac-
          tion costs..                    2,647,573
         Cash consid-
          eration to
          Income
          Funds.......                      460,000
         APF Common
          Stock.......                       19,983
         APF APIC.....                   39,946,370
       (To record
              acquisition
              of
              Income
              Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $58,095 in related party payables recorded as receivables by the Advisor.

5.Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
          Fund:

      Origination fees from affiliates.............................   $(292,575)
      Secured equipment lease fees.................................     (26,127)
      Advisory fees................................................     (63,393)
      Reimbursement of administrative costs........................    (182,125)
      Acquisition fees.............................................      (9,483)
      Underwriting fees............................................        (211)
      Administrative, executive and guarantee fees.................    (290,036)
      Servicing fees............................................... (257,767)
      Development fees.............................................     (14,678)
      Management fees..............................................    (697,364)
                                                                    -----------
        Total...................................................... $(1,833,759)
                                                                    ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

      Interest income................................................... $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

      General and administrative costs.............................. $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

      Management fees............................................. $  (697,364)
      Administrative executive and guarantee fees.................    (290,036)
      Servicing fees..............................................    (257,767)
      Advisory fees...............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

      Amortization of goodwill........................................ $535,801

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $44,498 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k)   Represents the elimination of fees between the Advisor and the Income
          Fund:

      Management fees................................................ $      0
      Reimbursement of administrative costs..........................  (12,934)
                                                                      --------
                                                                      $(12,934)
                                                                      ========

    (l) Represents the elimination of $12,934 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $10,796 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $8,244 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $44,701 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $13,901 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
          Fund:

       Origination fees from affiliates.......................... $ (1,773,406)
       Secured equipment lease fees..............................      (54,998)
       Advisory fees.............................................     (305,030)
       Reimbursement of administrative costs.....................     (408,762)
       Acquisition fees..........................................  (21,794,386)
       Underwriting fees.........................................     (388,491)
       Administrative, executive and guarantee fees..............   (1,233,043)
       Servicing fees............................................   (1,570,331)
       Development fees..........................................     (229,153)
       Management fees...........................................   (1,851,004)
                                                                  ------------
         Total................................................... $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

      Interest income.................................................. $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

      General and administrative costs............................ $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $(1,851,004)
       Administrative executive and guarantee fees................  (1,233,043)
       Servicing fees.............................................  (1,269,357)
       Advisory fees..............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

      Amortization of goodwill...................................... $2,143,204

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $177,993 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k)   Represents the elimination of fees between the Advisor and the Income
          Fund:

       Management fees............................................... $      0
       Reimbursement of administrative costs.........................  (30,172)
                                                                      --------
                                                                      $(30,172)
                                                                      ========

    (l) Represents the elimination of $30,172 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $48,160 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)


    (o) Represents additional state income taxes of $12,429 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $178,806 as a result of adjusting the historical basis of the real estate owned indirectly by the Income Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $55,604 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.


6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a)   Represents pro forma adjustments to net income.

    (b)   Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d)   Represents deduction of equity in earnings from net income.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

Non-Cash Investing Activities

On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a)   Represents pro forma adjustments to net income.

    (b)   Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d)   Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

Non Cash Investing Activities:

On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund VIII, Ltd.
400 East South Street
Orlando, FL 32801-2878

              Re: CNL Income Fund VIII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund VIII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 Recitals:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                Agreement:

1. Amendments to Merger Agreement

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

  1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

  1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

    "(B) Notes in accordance with Section 4.4 below."

  1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

    "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

    "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

  1.6 The following subsection shall be added to Section 10.2

    "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. General

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chairman and Chief Executive
                                           Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne

                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne

                                          Its: President

                                          CNL INCOME FUND VII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne

                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.

                                          James M. Seneff, Jr., as General
                                           Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund VIII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   Recitals:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,042,635 fully paid and nonassessable APF Common Shares (2,021,318 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $37,070,274, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,957,365 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 35,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,042,635 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $404,264 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND VIII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                         SUPPLEMENT DATED       , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                               DATED       , 1999
                          FOR CNL INCOME FUND IX, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund IX, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,850,049 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing.

It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

   . We are uncertain as to the value at which APF Shares will trade following listing.

   . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

   . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

   . As stated below, the Acquisition is a taxable transaction.

   . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's limited partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due       ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes if you vote "Against" the Acquisition and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,786. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 1,850,049 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $910, $920 and $900, respectively, in distributions, per $10,000 investment to you. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have three material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, assuming only your Income Fund is acquired in the Acquisition, we will receive 16,817 APF Shares. Finally, in the event that your Income Fund is not acquired, however, we, as general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 553 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds, if any from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect the notes.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.02%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.76x and its ratio of debt-to-total assets would have been 27.05%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former Limited Partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

    If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

  Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

  APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                      Original
                      Limited
                      Partner
    Original        Investments
    Limited           Less any
    Partner       Distributions of Number of   Estimated                                Estimated Value
  Investments        Net Sales        APF      Value of                                  of APF Shares
    Less any        Proceeds per     Shares       APF                  Estimated Value    per Average
Distributions of      $10,000      Offered to   Shares     Estimated    of APF Shares   $10,000 Original
   Net Sales          Original       Income   Payable to  Acquisition after Acquisition Limited Partner
  Proceeds(1)      Investment(1)      Fund    Income Fund  Expenses       Expenses         Investment
----------------  ---------------- ---------- ----------- ----------- ----------------- ----------------
  $35,000,000         $10,000      1,850,049  $37,000,980  $437,000      $36,563,980        $10,351

--------
(1)  Income Fund has had no distributions of net sales proceeds.

   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due    ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on    , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

     Legal Fees(1).................................................... $ 21,011
     Appraisals and Valuation(2)......................................    6,765
     Fairness Opinions(3).............................................   30,000
     Solicitation Fees(4).............................................   18,561
     Printing and Mailing Fees(5).....................................  121,094
     Accounting and Other Fees(6).....................................   44,956
                                                                       --------
       Subtotal.......................................................  242,387

                           Closing Transaction Costs

     Title, Transfer Tax and Recording Fees(7)........................   89,272
     Legal Closing Fees(8)............................................   44,095
     Partnership Liquidation Costs(9).................................   61,246
                                                                       --------
       Subtotal.......................................................  194,613
                                                                       --------
     Total............................................................ $437,000
                                                                       ========

--------

(1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

(2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

(3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

(4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

(5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

(6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

(7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

(8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

(9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer fact sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the Prospectus/Consent Solicitation Statement to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of your Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (March 20, 1991). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

     We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation, materials, which include the consent solicitation this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting
will be held at 10:00 a.m., Eastern time, on       , 1999, at          . We and
members of APF's management intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will
commence upon delivery of the solicitation materials to you on or about       ,
1999 and will continue until the later of (a)       , 1999 a date not less than
60 calendar days from the initial delivery of the solicitation materials, or
(b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                         Year Ended December 31, Quarter Ended
                                         -----------------------   March 31,
                                          1996    1997    1998       1999
                                         ------- ------- ------- -------------
Historical Distributions Paid to the
 General Partners and Affiliates:
  General Partner Distributions.........     --      --      --         --
  Accounting and Administrative
   Services............................. $82,847 $79,234 $94,808    $25,330
  Broker/Dealer Commissions.............     --      --      --         --
  Due Diligence and Marketing Support
   Fees.................................     --      --      --         --
  Acquisition Fees......................     --      --      --         --
  Asset Management Fees.................     --      --      --         --
  Real Estate Disposition Fees(1).......     --      --      --         --
                                         ------- ------- -------    -------
    Total historical.................... $82,847 $79,234 $94,808    $25,330
Pro Forma Distributions to Be Paid to
 the General Partners Following the
 Acquisition:
  Cash Distributions on APF Shares...... $19,260 $26,144 $32,490    $ 7,301
  Salary Compensation...................     --      --      --         --
                                         ------- ------- -------    -------
    Total pro forma..................... $19,260 $26,144 $32,490    $ 7,301

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                             Quarter Ended
                                 Year Ended December 31,     March 31, 1999
                                 ------------------------ --------------------
                                 1994 1995 1996 1997 1998 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $850 $845 $837 $831 $646    $179      $132
Distributions from Return of
 Capital(1).....................   50   65   73   89  254      46        93
                                 ---- ---- ---- ---- ----    ----      ----
  Total......................... $900 $910 $910 $920 $900    $225      $225
                                 ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

  Cash distributions for the year ended December 31, 1997, include $70,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

  The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

     We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or the notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to your Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .  the value of fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts of allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures

  1 the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

  2 the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

  3 the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                                  Estimated Value
                                                                                   of APF Shares
                               Original                                             per Average
                           Limited Partner                                            $10,000
                           Investments Less                                          Original
                          any Distributions   GAAP Book Liquidation Going Concern Limited Partner
                         of Sales Proceeds(1)   Value    Value(2)     Value(2)      Investment
                         -------------------- --------- ----------- ------------- ---------------
CNL Income Fund IX,
 Ltd....................       $10,000         $8,303     $9,650       $10,310        $10,351

--------

(1) Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Substantial Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive three material benefits. These benefits include:

  . With respect to our ownership in your Income Fund, we may be issued up to 16,817 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 16,817 APF Shares issued to us will have an estimated value, based on the exchange value, of approximately $336,340.

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds' have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of Units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                   Estimated
                                                                Gain/(Loss) per
                                                                Average $10,000
                                                                Original Limited
                                                                    Partner
                                                                 Investment(1)
                                                                ----------------
CNL Income Fund IX, Ltd........................................      $1,786

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman,

APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

     . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

     . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the principal portion of the notes will not be due until --------, 2004, the acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares and cash received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is, real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      536,625 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,442,455)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (946,140)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (946,140)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,194,819)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income Acquisition
                        Combined     Fund IX,   Pro Forma          Adjusted
                           APF         Ltd.    Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 591,983   $  22,938 (j)     $15,138,082
 Fees.............       1,256,304          0    ( 15,218)(k)       1,241,086
 Interest and
 Other Income.....       7,687,325     23,251           0           7,710,576
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790   $615,234   $   7,720         $24,089,744
 Expenses:
 General and
 Administrative...       4,669,012     58,727    ( 24,080)(l),(m)   4,703,659
 Management and
 Advisory Fees....               0          0           0 (n)               0
 Fees to Related
 Parties..........          23,115          0           0              23,115
 Interest
 Expense..........       4,819,998          0           0           4,819,998
 State Taxes......         235,208     24,759       7,546 (o)         267,513
 Depreciation--
 Other............          65,819          0           0              65,819
 Depreciation--
 Property.........       1,898,278     75,535      37,630 (p)       2,011,443
 Amortization.....         543,993        375           0             544,368
 Transaction
 Costs............         125,926     35,275           0             161,201
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,381,349    194,671      21,096          12,597,116
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $11,085,441  $ 420,563   $ (13,376)        $11,492,628
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271    135,902     (20,417)(q)         132,756
 Gain on Sale of
 Properties.......               0     75,997           0              75,997
 Provision For
 Loss on
 Properties.......        (215,797)         0           0            (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,886,915    632,462     (33,793)         11,485,584
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                   0
                       ------------ ---------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,886,915  $ 632,462   $ (33,793)        $11,485,584
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                 Property                                Historical    Historical
                                Acquisition                                 CNL           CNL       Combining
                   Historical    Pro Forma                  Historical   Financial     Financial    Pro Forma
                      APF       Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                  ------------  -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........           513           29             542        n/a          n/a            n/a         n/a
                  ============  ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......  $       0.28  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                  ============  ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......  $      17.59  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                  ============  ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......  $       0.38  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                  ============  ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...         50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                  ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...           n/a          n/a             n/a        n/a          n/a            n/a         n/a
                  ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...    37,347,401          n/a      37,347,401        n/a          n/a            n/a   6,150,000
                  ============  ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....    37,348,464          n/a      37,348,464        n/a          n/a            n/a   6,150,000
                  ============  ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......    14,237,405          n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......           191          n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....  $588,797,386  $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......  $ 41,269,740            0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............  $    548,862            0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..  $  1,083,564            0    $  1,083,564 $      --    $      --    $        --            0
Total assets....  $708,694,145  $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,760,599 (v1),(w)
Total
liabilities/
minority
interest........  $ 51,609,124  $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....  $657,085,021            0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,180,969 (v1),(x)
                                 Historical
                                 CNL Income  Acquisition
                     Combined     Fund IX,    Pro Forma              Adjusted
                       APF          Ltd.     Adjustments            Pro Forma
                  -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........             542 $        40         n/a                     582
                  ============== =========== ==================== ==================
Earnings per
share/unit......  $          n/a $      0.18 $       n/a          $         0.25
                  ============== =========== ==================== ==================
Book value per
share/unit......  $          n/a $      8.30 $       n/a          $        16.39
                  ============== =========== ==================== ==================
Dividends per
share/unit......  $          n/a $      0.23 $       n/a          $          n/a
                  ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...             n/a         n/a         n/a                    3.26x
                  ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...             n/a   3,500,000         n/a                     n/a
                  ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...      43,497,401         n/a   1,828,199              45,325,600 (r)
                  ============== =========== ==================== ==================
Shares
outstanding.....      43,498,464         n/a   1,828,199              45,326,663
                  ============== =========== ==================== ==================
Cash
distributions
declared:.......             n/a     787,501         n/a          $   19,676,534 (s)
                                                                  ==================
Cash
distributions
declared per
$10,000
Investment......             n/a         225         n/a          $          217 (t)
                                                                  ==================
Balance sheet
data:
Real estate
assets, net.....  $  647,547,023 $20,299,981 $10,179,910 (v2)     $  678,026,914
Mortgages/notes
receivable......  $  289,166,027 $       --  $         0          $  289,166,027
Receivables,
net.............  $   14,969,032 $    61,678 $    (8,412)(y)      $   15,022,298
Investment
in/due from
joint ventures..  $    1,083,564 $ 6,421,708 $ 1,434,178 (v2)     $    8,939,450
Total assets....  $1,053,343,921 $30,024,255 $ 7,496,680 (v2),(y) $1,090,864,856
Total
liabilities/
minority
interest........     346,929,801 $   965,376 $    (8,412)(y)      $  347,886,765
Total equity....  $  706,414,120 $29,058,879 $ 7,505,092 (v2)     $  742,978,091

--------

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
        Total                                        $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL
      Financial Corp. On a historical basis, CNL Financial Services, Inc.
      records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles.
      Total loan origination fees received by CNL Financial Services, Inc.
      during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended
      March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income                                   $ 62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs                $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:
       Management fees                               $  (697,364)
       Administrative executive and guarantee fees      (290,036)
       Servicing fees                                   (257,767)
       Advisory fees                                     (63,393)
                                                     ------------
                                                     $(1,308,560)
                                                     ============

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $536,625

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $22,938 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $      0
       Reimbursement of administrative costs   (15,218)
                                              --------
                                              $(15,218)
                                              ========

  (l) Represents the elimination of $15,218 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $8,862 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $7,546 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $37,630 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $20,417 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                           CNL Financial
                                 Advisor   Services Group Income Fund      Total
                               ----------- -------------- ------------  ------------
       Shares Offered            3,800,000    2,350,000   1,828,198.55  7,978,198.55
       Exchange Value                  $20          $20            $20           $20
                               -----------  -----------   ------------  ------------
       Share Consideration     $76,000,000  $47,000,000   $ 36,563,971  $159,563,971
       Cash Consideration              --           --         437,000       437,000
       APF Transaction Costs     5,083,894    3,143,987      2,475,119    10,703,000
                               -----------  -----------   ------------  ------------
        Total Purchase Price   $81,083,894  $50,143,987   $ 39,476,090  $170,703,971
                               ===========  ===========   ============  ============
       Allocation of Purchase
        Price:
       Net Assets --
        Historical             $ 7,141,252  $10,006,878   $ 29,058,879  $ 46,207,009
       Purchase Price
        Adjustments:
        Land and buildings on
         operating leases                                    8,110,527     8,110,527
        Net investment in
         direct financing
         leases                                              2,069,383     2,069,383
        Investment in joint
         ventures                                            1,434,178     1,434,178
        Accrued rental income                               (1,163,425)   (1,163,425)
        Intangibles and other
         assets                              (2,792,876)       (33,452)   (2,826,328)
        Goodwill*                            42,929,985            --     42,929,983
        Excess purchase price   73,942,642          --             --     73,942,642
                               -----------  -----------   ------------  ------------
        Total Allocation       $81,083,894  $50,143,987   $ 39,476,090  $170,703,971
                               ===========  ===========   ============  ============

--------

  * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,942,642 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,929,985 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

   1.Common Stock (CFA, CFS, CFC)--Class A                 8,600
    Common Stock (CFA, CFS, CFC)--Class B                  4,825
    APIC (CFA, CFS, CFC)                              13,857,645
    Retained Earnings                                  3,277,060
    Accumulated distributions in excess of earnings   73,942,642
    Goodwill for CFC (Intangibles and other assets)   42,929,985
     CFC/CFS Org Costs/Other Assets                                2,792,876
     Cash to pay APF transaction costs                             8,227,881
     APF Common Stock                                                 61,500
     APF APIC                                                    122,938,500
    (To record acquisition of CFA, CFS and CFC)
   2.Partners Capital                                 29,058,879
    Land and buildings on operating leases             8,110,527
    Net investment in direct financing leases          2,069,383
    Investment in joint ventures                       1,434,178
     Accrued rental income                                         1,163,425
     Intangibles and other assets                                     33,452
     Cash to pay APF Transaction costs                             2,475,119
     Cash consideration to Income Funds                              437,000
     APF Common Stock                                                 18,282
     APF APIC                                                     36,545,689
    (To record acquisition of Income Funds)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Fund of $8,412 in related party payables recorded as receivables by the Advisor.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND IX, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund IX, Ltd." in this Supplement.

                              Quarter Ended
                                March 31,                          Year Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Revenues (1)............ $   751,136 $   826,323 $ 3,100,685 $ 3,230,343 $ 3,404,066 $ 3,428,147 $ 3,362,394
Net income (2)..........     632,462     709,219   2,286,698   2,937,632   2,960,299   2,987,971   3,003,583
Cash distributions
 declared (3)...........     787,501     857,501   3,220,004   3,150,004   3,185,004   3,185,004   3,150,002
Net income per Unit.....        0.18        0.20        0.65        0.83        0.84        0.85        0.85
Cash distributions
 declared per
 Unit (3)...............        0.23        0.25        0.92        0.90        0.91        0.91        0.90
GAAP book value per
 Unit...................        8.30        8.57        8.35        8.61        8.67        8.74        8.79
Weighted average number
 of Limited Partner
 Units outstanding......   3,500,000   3,500,000   3,500,000   3,500,000   3,500,000   3,500,000   3,500,000

                                March 31,                               December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Total assets............ $30,024,255 $30,986,810 $30,099,078 $31,096,421 $31,343,847 $31,517,255 $31,735,391
Total partners'
 capital................  29,058,879  29,998,942  29,213,918  30,147,224  30,359,596  30,584,301  30,781,334

--------

(1) Revenues include equity in earnings of joint ventures and adjustments to accrued rental income as a result of a tenant filing for bankruptcy.

(2) Net income for the year ended December 31, 1998 includes $314,775 from provision for loss on land and building and impairment in carrying value of net investment in direct financing lease. Net income for the quarter ended March 31, 1999 and for the year ended December 31, 1997, includes $75,997 $199,643, respectively, from a gain on sale of land, buildings and net investment in direct financing lease.

(3) Distributions for the quarter ended March 31, 1998 and the year ended December 31, 1998, included a special distribution to the Limited Partners of $70,000 and distributions for the years ended December 31, 1996 and 1995, each includes a special distribution to the Limited Partners of $35,000, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND IX, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on April 16, 1990, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of selected national and regional fast-food and family-style restaurant chains. The leases are generally triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 40 restaurant properties, which included interests in thirteen restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and one restaurant property owned with an affiliate as tenants in common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund generated cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses, during the quarters ended March 31, 1999 and 1998, of $785,344 and $804,054, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   During February and March 1999, the Income Fund sold its restaurant properties in Corpus Christi, Texas and Rochester, New York respectively, and received total sales proceeds of $2,400,000 resulting in a total gain of $75,997 for financial reporting purposes. These restaurant properties were originally acquired by the Income Fund in 1991 and 1992 and had a total cost of approximately $2,288,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant properties for approximately $111,200 in excess of their original purchase prices. In March 1999, the Income Fund reinvested a majority of the net sales proceeds in a Golden Corral restaurant property located in Albany, Georgia, at an approximate cost of $1,641,000. The Income Fund intends to reinvest the remaining net sales proceeds in additional restaurant properties.

   Currently, rental income from the Income Fund's restaurant properties and any net sales proceeds held by the Income Fund pending reinvestment in additional restaurant properties, are invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses, or to make distributions to the partners and, for net sales proceeds, to reinvest in additional restaurant properties. At March 31, 1999, the Income Fund had $2,044,011 invested in such short-term investments, as compared to $1,287,379 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The increase in cash and cash equivalents for the quarter ended March 31, 1999, is primarily attributable to the fact that the Income Fund is holding the remaining net sales proceeds relating to the restaurant property sales described above, pending reinvestment in additional restaurant properties. The funds remaining at March 31, 1999, after payment of distributions and other liabilities, will be used to invest in additional restaurant properties and to meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, increased to $965,376 at March 31, 1999, from $885,160 at December 31, 1998, partially as a result of an increase in escrowed real estate taxes payable and an increase in rents paid in advance at March 31, 1999. In addition, the increase in liabilities at March 31, 1999 is partially a result of the Income Fund accruing transaction costs relating to the Acquisition. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on current and anticipated future cash from operations, and for the quarter ended March 31, 1998, accumulated excess operating reserves, the Income Fund declared distributions to the Limited Partners of $787,501 and $857,501 for the quarters ended March 31, 1999 and 1998, respectively. This represents distribution for the quarters ended March 31, 1999 and 1998 of $0.23 and $0.25 per unit, respectively. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the Income Funds filed a lawsuit against us and APF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund's primary source of capital for the years ended December 31, 1998, 1997, and 1996, was cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses. Cash from operations was $3,253,390, $3,157,964, and $3,356,240 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in cash from operations during 1998, as compared to 1997, and the decrease during 1997, as compared to 1996, is primarily a result of changes in income and expenses as discussed in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In December 1996, the tenant of the restaurant property in Woodmere, Ohio, exercised its option under the terms of its lease agreement, to substitute the existing restaurant property for a replacement restaurant property. In conjunction therewith, the Income Fund exchanged the Burger King restaurant property in Woodmere, Ohio, with a Burger King restaurant property in Carrboro, North Carolina. The lease for the restaurant property in Woodmere, Ohio, was amended to allow the restaurant property in Carrboro, North Carolina, to continue under the terms of the original lease. All closing costs were paid by the tenant. The Income Fund accounted for this as a non-monetary exchange of similar assets and recorded the acquisition of the restaurant property in Carrboro, North Carolina, at the net book value of the restaurant property in Woodmere, Ohio. No gain or loss was recognized due to this being accounted for as a non-monetary exchange of similar assets.

   In June 1997, the Income Fund sold its restaurant property in Alpharetta, Georgia, and received net sales proceeds of $1,053,571, resulting in a gain for financial reporting purposes of $199,643. This restaurant property was originally acquired by the Income Fund in September 1991 and had a cost of approximately $711,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $342,400 in excess of its original purchase price. In July 1997, the Income Fund reinvested approximately $1,049,800 of these net sales proceeds in an IHOP restaurant property in Englewood, Colorado, as tenants-in-common, with one of our affiliates. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's percentage interest. As of December 31, 1998, the Income Fund owned a 67 percent interest in the restaurant property. This transaction, or a portion thereof, relating to the sale of the restaurant property in Alpharetta, Georgia, and the reinvestment of the proceeds in an IHOP restaurant property in Englewood, Colorado, was structured as a like-kind exchange transaction for federal income tax purposes.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $1,287,379 invested in such short-term investments as compared to $1,250,388 at December 31, 1997.

   During 1998, 1997, and 1996, certain of our affiliates incurred on behalf of the Income Fund $111,596, $77,999, and $97,032, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $24,187 and $4,619, respectively, to affiliates for such amounts and accounting and administrative services. As of March 11, 1999, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $860,973 at December 31, 1998, from $944,578 at December 31, 1997, partially as the result of a decrease in accrued real estate tax expense and a decrease in rents paid in advance at December 31, 1998.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $3,220,004, $3,150,004, and $3,185,004 for the years ended December 31, 1998, 1997, and 1996, respectively. This represents a distribution of $0.92, $0.90, and $0.91 per Unit for the years ended December 31, 1998, 1997, and 1996, respectively. No amounts distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the limited partners on a quarterly basis.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purpose, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarter ended March 31, 1998, the Income Fund owned and leased 27 wholly owned restaurant properties, and during the quarter ended March 31, 1999, the Income Fund owned and leased 28 wholly owned restaurant properties, which included two restaurant properties which were sold during 1999, to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $591,983 and $686,894, respectively, in rental income from operating leases, earned income from direct financing leases and contingent rental income from these restaurant properties. The decrease in rental, earned, and contingent rental income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is partially due to a decrease in rental and earned income of approximately $44,100, as a result of the sale of two restaurant properties, as described above in "Liquidity and Capital Resources." The decrease was partially offset approximately $5,000 due to the fact that the Income Fund reinvested a portion of the net sales proceeds in a restaurant property in Albany, Georgia, during the quarter ended March 31, 1999.


   The decrease in rental, earned, and contingent rental income is also partially attributable to a decrease of approximately $32,000 due to the fact that during 1998, Brambury Associates, the tenant of the restaurant property in Williamsville, New York filed for bankruptcy, rejected the lease and ceased making rental payments to the Income Fund. The Income Fund will not recognize rental, earned, or contingent rental income until a new tenant is located or until the restaurant property is sold and the proceeds from such sale are reinvested in an additional restaurant property. The lost revenues resulting from the rejected lease could have an adverse effect on the results of operations of the Income Fund if the Income Fund is unable to re-lease the restaurant property in a timely manner. We are currently seeking either a new tenant or purchaser for the restaurant property.

   Rental, earned and contingent rental income also decreased by approximately $15,600 during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, due to the fact that during the quarter ended March 31, 1998, the Income Fund recorded additional contingent rental amounts as a result of adjusting estimated contingent rental amounts accrued at December 1997, to actual amounts.

   For the quarters ended March 31, 1999 and 1998, the Income Fund also owned and leased 13 restaurant properties indirectly through joint venture arrangements and one restaurant property with one of our affiliates as tenants-in-common. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $135,902 and $127,808, respectively, attributable to net income earned by these joint ventures.

   Operating expenses, including depreciation and amortization expense, were $194,671 and $117,104 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses was partially due to an increase in depreciation expense as a result of the lease amendments requiring the reclassification of two leases from direct financing leases to operating leases during 1998.

   Operating expenses also increased during the quarter ended March 31, 1999, due to an increase in legal fees, insurance and real estate tax expense incurred in connection with the fact that the tenant of the restaurant property in Williamsville, New York filed for bankruptcy and ceased making rental payments. The Income Fund will continue to incur certain expenses such as real estate taxes, insurance and maintenance relating to this restaurant property until a replacement tenant or purchaser is located. The Income Fund is currently seeking either a replacement tenant or purchaser for this restaurant property.

   The increase in operating expenses for the quarter ended March 31, 1999, as compared to March 31, 1998, is also due to the fact that the Income Fund incurred $35,275 in transaction costs related to us retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. If the Limited Partners reject the Acquisition, the Income Fund will bear that portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   As a result of the sales of the restaurant properties in Corpus Christi, Texas and Rochester, New York, as described above in "Liquidity and Capital Resources," the Income Fund recognized a total gain of $75,997 for financial reporting purposes during the quarter ended March 31, 1999. No restaurant properties were sold during the quarter ended March 31, 1998.

 The Years Ended December 31, 1998, 1997 and 1996

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund owned and leased 28 wholly-owned restaurant properties, including one restaurant property in Alpharetta, Georgia, which was sold in June 1997. In addition, during 1998, 1997, and 1996, the Income Fund was a co-venturer in two separate joint ventures that each owned and leased six restaurant properties and one joint venture that owned and leased one restaurant property. During 1998 and 1997, the Income Fund also owned and leased one restaurant property with an affiliate as tenants-in-common. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 41 restaurant properties, which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts payable in monthly installments ranging from approximately $51,500 to $171,400. Generally, the leases provide for percentage rent based on sales in excess of a specified amount. In addition, a majority of the leases provide that, commencing in specified lease years ranging from the third to the sixth lease year, the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997 and 1996, the Income Fund earned $2,354,610, $2,572,954, and $2,771,319, respectively, in rental income from operating leases, net of adjustments to accrued rental income, and earned income from direct financing leases from the Income Fund's wholly owned restaurant properties. The decrease in rental and earned income during 1998 and 1997, each as compared to the previous year, is due to the fact that the Income Fund established an allowance for doubtful accounts of approximately $93,800 and $68,800 during 1998 and 1997, respectively, relating to the Perkins restaurant properties in Williamsville and Rochester, New York, which were leased by the same tenant, due to financial difficulties the tenant is experiencing. No such allowance was established during 1996. In May 1998, the tenant of these restaurant properties filed for bankruptcy and rejected the lease relating to one of the restaurant properties. As a result, during 1998, the Income Fund wrote off approximately $267,600 of accrued rental income, non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles relating to both restaurant properties. The Income Fund will not recognize rental and earned income from the rejected restaurant property until a new tenant is located or until the restaurant property is sold and the proceeds from such sale are reinvested in an additional restaurant property. The lost revenues resulting from the lease that was rejected could have an adverse effect on the results of operations of the Income Fund if the Income Fund is unable to re-lease the restaurant property in a timely manner. We are currently seeking either a new tenant or purchaser for the restaurant property with the rejected lease. The Income Fund continued receiving rental payments on the lease that was not rejected and in March 1999, the Income Fund sold this restaurant property to a third party. The Income Fund intends to reinvest the net sales proceeds in an additional restaurant property.

   The decrease during 1998, as compared to 1997, is also partially attributable to a decrease of approximately $52,000 during 1998, due to the fact that the leases relating to the Burger King restaurant properties in Shelby, North Carolina; Maple Heights, Ohio; Watertown, New York and Carrboro, North Carolina were amended to provide for rent reductions. Rental and earned income relating to these restaurant properties are expected to remain at reduced amounts as a result of these amendments.

   The decrease in rental and earned income during 1998, as compared to 1997, is partially offset by an increase of approximately $93,800 for rental amounts relating to the Income Fund's restaurant properties in Blufton, Alliance and North Baltimore, Ohio, during 1998. During 1994, the leases relating to these restaurant properties were amended to provide for the payment of reduced annual base rent with no scheduled rent increases. In accordance with a provision in the amendments, as a result of the former tenant assigning the leases to a new tenant during 1998, the rents under the assigned leases, reverted back to those that were required under the original lease agreements.

   In addition, rental and earned income decreased approximately $47,700 and $51,800 during 1998 and 1997, respectively, as a result of the sale of the restaurant property in Alpharetta, Georgia, in June 1997. In July 1997, the Income Fund reinvested the net sales proceeds in a restaurant property in Englewood, Colorado, as tenants-in-common, with one of our affiliates, as discussed above in "Liquidity and Capital Resources."

   The decrease in rental and earned income during 1998, as compared to 1997, is partially offset by an increase in rental and earned income of approximately $49,100 during 1998, as a result of the Income Fund re-leasing the restaurant property in Copley Township, Ohio, for which rent commenced in 1997. The former operator of the restaurant property ceased operations of the restaurant property in April 1997, resulting in a decrease in rental income of approximately $65,000 during 1997, as compared to 1996.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $79,780, $74,867, and $120,999, respectively, in contingent rental income. The decrease in contingent rental income for 1997, as compared to 1996, is primarily attributable to a change, beginning in 1997, in the contingent rent formula, consisting of an increase to the sales breakpoint on which contingent rents are computed, in accordance with the terms of the leases, for certain restaurant properties requiring the payment of contingent rental income.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $596,166, $537,853, and $460,400, respectively, in income attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase is net income earned by joint ventures during 1998 and 1997, each as compared to the previous year, is primarily due to the fact that in July 1997, the Income Fund reinvested the net sales proceeds it received from the sale of the restaurant property in Alpharetta, Georgia, in an IHOP restaurant property located in Englewood, Colorado, as tenants-in-common, with one of our affiliates.

   During the year ended December 31, 1998, five of the Income Fund's lessees or group of affiliated lessees, Carrols Corporation, TPI Restaurants, Inc., Flagstar Enterprises, Inc., Golden Corral Corporation and Burger King Corporation, each contributed more than ten percent of the Income Fund's total rental income, including the Income Fund's share of rental income from 13 restaurant properties owned by joint ventures and one restaurant property owned as tenants-in-common. As of December 31, 1998, Carrols Corporation was the lessee under leases relating to four restaurants, TPI Restaurants, Inc. was the lessee under leases relating to five restaurants, Flagstar Enterprises, Inc. was the lessee under leases relating to five restaurants, Burger King Corp. was the lessee under leases relating to the 13 restaurants owned by joint ventures and Golden Corral Corporation was the lessee under leases relating to two restaurants. It is anticipated that, based on the minimum rental payments required by the leases, these five lessees or groups of affiliated lessees each will continue to contribute more than ten percent of the Income Fund's total rental income in 1999. In addition, four restaurant chains, Burger King, Hardee's, Golden Corral, Family Steakhouse Restaurants, and Shoney's, each accounted for more than ten percent of the Income Fund's total rental income during 1998, including the Income Fund's share of the rental income from 13 restaurant properties owned by joint ventures and one restaurant property owned as tenants-in-common. It is anticipated that these four restaurant chains each will continue to account for more than ten percent of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $499,212, $492,354, and $443,767 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in operating expenses during 1998, as compared to 1997 is partially attributable to the fact that the Income Fund incurred $19,041 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition. The increase in operating expenses during 1998 was also attributable to an increase in legal fees incurred in conjunction with the tenant of the restaurant properties in Williamsville and Rochester, New York filing for bankruptcy, as described above.

   The increase during 1998, as compared to 1997, is partially offset by, and the increase for 1997, as compared to 1996, is partially attributable to, the fact that during 1997, the Income Fund recorded bad debt expense of $21,000 relating to the restaurant property in Copley Township, Ohio. The former tenant ceased operating the restaurant property in April 1997, and we ceased collection efforts. In addition, the increase in operating expenses during 1997, as compared to 1996, was partially due to the fact that, the Income Fund recorded past due real estate taxes relating to the restaurant property in Copley Township, Ohio of $23,191 and $9,906 during 1997 and 1996, respectively. Due to the fact that the restaurant property was re-leased to a new tenant in September 1997, no such expenses were recorded during 1998.

   During the year ended December 31, 1998, the Income Fund established an allowance for loss on building and an impairment in carrying value of net investment in direct financing lease for a total of $314,775 for financial reporting purposes relating to the restaurant properties in Williamsville and Rochester, New York, due to the fact that, during 1998, the tenant, Brambury Associates, filed for bankruptcy. The losses represent the difference between each restaurant property's carrying value at December 31, 1998, and the current estimate of net realizable value at December 31, 1998 for each restaurant property. No such allowance was established during the years ended December 31, 1997 and 1996.

   As a result of the 1997 sale of the restaurant property in Alpharetta, Georgia, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $199,643 for the year ended December 31, 1997. No restaurant properties were sold during 1998 or 1996.

   The Income Fund's leases as of December 31, 1998, in general, are triple-net leases and contain provisions that we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.



Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999 the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates of the general partners provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team, for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998....................................................................   F-2
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................   F-3
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................   F-5
Report of Independent Accountants........................................   F-7
Balance Sheets as of December 31, 1998 and 1997..........................   F-8
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................   F-9
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-10
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-11
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-12
Unaudited Pro Forma Financial Information................................  F-21
Unaudited Pro Forma Balance Sheet as of March 31, 1998...................  F-22
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999....................................................................  F-24
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998....................................................................  F-26
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999................................................................  F-28
Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998................................................................  F-30
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-32

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,661,133 and $1,711,187
 and allowance for loss on building of $249,368 for
 1999 and 1998........................................  $14,933,928 $15,066,178
Net investment in direct financing leases, less
 allowance for impairment in carrying value of $65,407
 for 1998.............................................    5,366,053   5,905,995
Investment in joint ventures..........................    6,421,708   6,473,381
Cash and cash equivalents.............................    2,044,011   1,287,379
Receivables, less allowance for doubtful accounts of
 $208,186 and $206,052................................       61,678      93,569
Prepaid expenses......................................       20,404       3,185
Lease costs, less accumulated amortization of $1,952
 and $1,577...........................................       13,048      13,423
Accrued rental income.................................    1,163,425   1,255,968
                                                        ----------- -----------
                                                        $30,024,255 $30,099,078
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    31,318 $     1,103
Accrued and escrowed real estate taxes payable........       36,161       9,022
Distributions payable.................................      787,501     787,501
Due to related parties................................        8,412      24,187
Rents paid in advance and deposits....................      101,984      63,347
                                                        ----------- -----------
  Total liabilities...................................      965,376     885,160
Partners' capital.....................................   29,058,879  29,213,918
                                                        ----------- -----------
                                                        $30,024,255 $30,099,078
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                           -------------------
                                                             1999      1998
                                                           --------- ---------
Revenues:
  Rental income from operating leases..................... $ 418,795 $ 476,737
  Earned income from direct financing leases..............   173,188   210,157
  Interest and other income...............................    23,251    11,621
                                                           --------- ---------
                                                             615,234   698,515
                                                           --------- ---------
Expenses:
  General operating and administrative....................    41,973    33,378
  Professional services...................................     9,062     6,336
  Real estate tax expense.................................     7,692       --
  State and other taxes...................................    24,759    14,145
  Depreciation and amortization...........................    75,910    63,245
  Transaction costs.......................................    35,275       --
                                                           --------- ---------
                                                             194,671   117,104
                                                           --------- ---------
Income Before Equity in Earnings of Joint Ventures and
 Gain on Sale of Land, Building, and Net Investment in
 Direct Financing Lease...................................   420,563   581,411
Equity in Earnings of Joint Ventures......................   135,902   127,808
Gain on Sale of Land, Building and Net Investment in
 Direct Financing Lease...................................    75,997       --
                                                           --------- ---------
Net Income................................................ $ 632,462 $ 709,219
                                                           ========= =========
Allocation of Net Income:
  General partners........................................ $   6,128 $   7,092
  Limited partners........................................   626,334   702,127
                                                           --------- ---------
                                                           $ 632,462 $ 709,219
                                                           ========= =========
Net Income Per Limited Partner Unit....................... $    0.18 $    0.20
                                                           ========= =========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................. 3,500,000 3,500,000
                                                           ========= =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   214,763  $   190,772
  Net income........................................        6,128       23,991
                                                      -----------  -----------
                                                          220,891      214,763
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   28,999,155   29,956,452
  Net income........................................      626,334    2,262,707
  Distributions ($0.23 and $0.92 per limited partner
   unit, respectively)..............................     (787,501)  (3,220,004)
                                                      -----------  -----------
                                                       28,837,988   28,999,155
                                                      -----------  -----------
Total partners' capital.............................  $29,058,879  $29,213,918
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                           Quarter Ended
                                                             March 31,
                                                       -----------------------
                                                          1999         1998
                                                       -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents:
  Net Cash Provided by Operating Activities........... $   785,344  $  804,054
                                                       -----------  ----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land, building and Net
     investment in direct financing lease.............   2,400,000         --
    Additions to land and building on operating
     leases...........................................  (1,641,211)        --
                                                       -----------  ----------
      Net cash provided by investing activities.......     758,789         --
                                                       -----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................    (787,501)   (787,501)
                                                       -----------  ----------
      Net cash used in financing activities...........    (787,501)   (787,501)
                                                       -----------  ----------
Net Increase in Cash and Cash Equivalents.............     756,632      16,553
Cash and Cash Equivalents at Beginning of Quarter.....   1,287,379   1,250,388
                                                       -----------  ----------
Cash and Cash Equivalents at End of Quarter........... $ 2,044,011  $1,266,941
                                                       ===========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of
   quarter............................................ $   787,501  $  857,501
                                                       ===========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund IX, Ltd. (the "Partnership") for the year ended December 31, 1998.

   Certain items in the prior year's financial statements have been reclassified to conform to 1999 presentation. These reclassifications had no effect on partners' capital or net income.

2. Land and Buildings on Operating Leases:

   During February and March 1999, the Partnership sold its properties in Corpus Christi, Texas and Rochester, New York, respectively, received net sales proceeds of $1,350,000 and $1,050,000, respectively, resulting in a gain of $56,369 and $19,628, respectively for financial reporting purposes (see Note
3). These properties were originally acquired by the Partnership in 1991 and 1992 and had a total cost of approximately $2,288,800, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the properties for a total of approximately $111,200 in excess of their original purchase prices. In March 1999, the Partnership reinvested a portion of the net sales proceeds it received from these sales, in a Golden Corral property located in Albany, Georgia, at an approximate cost of $1,641,000.

3. Net Investment in Direct Financing Leases:

   At December 31, 1998, the Partnership had recorded an allowance for impairment in carrying value of $65,407 relating to the Property in Rochester, New York, due to the tenant filing for bankruptcy. The allowance represented the difference between the carrying value of the property at December 31, 1998 and the estimated net realizable value for this property. In March 1999, the Partnership sold this property and received net sales proceeds of $1,049,999 and recorded a gain of $19,628 for financial reporting purposes, resulting in a net loss of approximately $45,800. The building portion of this property had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value), unearned income and the allowance for impairment in carrying value relating to the building were removed from the accounts and the gain from the sale of the property was reflected in income (see Note 2.)

4. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,700,097 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,414,830 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

5. Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 4 being adjusted to 1,850,049 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund IX, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund IX, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 2, 1999, except for Note 10

 for which the date is March 11, 1999 and

 Note 11 for which the date is June 3, 1999

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building.............................................. $15,066,178 $14,163,111
Net investment in direct financing leases, less
 allowance for impairment in carrying value............   5,905,995   7,482,757
Investment in joint ventures...........................   6,473,381   6,619,364
Cash and cash equivalents..............................   1,287,379   1,250,388
Receivables, less allowance for doubtful accounts of
 $206,052 and $108,316.................................      93,569      96,134
Prepaid expenses.......................................       3,185       3,924
Lease costs, less accumulated amortization of $1,577
 and $77...............................................      13,423      14,923
Accrued rental income..................................   1,255,968   1,465,820
                                                        ----------- -----------
                                                        $30,099,078 $31,096,421
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     1,103 $     4,490
Accrued and escrowed real estate taxes payable.........       9,022      45,591
Distributions payable..................................     787,501     787,501
Due to related parties.................................      24,187       4,619
Rents paid in advance and deposits.....................      63,347     106,996
                                                        ----------- -----------
  Total liabilities....................................     885,160     949,197
Partners' capital......................................  29,213,918  30,147,224
                                                        ----------- -----------
                                                        $30,099,078 $31,096,421
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                   Year Ended December 31,
                                               ---------------------------------
                                                  1998        1997       1996
                                               ----------  ---------- ----------
Revenues:
  Rental income from operating leases........  $1,804,248  $1,742,351 $1,854,245
  Adjustments to accrued rental income.......    (267,600)        --         --
  Earned income from direct financing
   leases....................................     826,962     830,603    917,074
  Contingent rental income...................      79,780      74,867    120,999
  Interest and other income..................      61,129      44,669     51,348
                                               ----------  ---------- ----------
                                                2,504,519   2,692,490  2,943,666
                                               ----------  ---------- ----------
Expenses:
  General operating and administrative.......     142,996     153,175    152,437
  Professional services......................      43,685      24,658     26,610
  Bad debt expense...........................       5,133      21,000        --
  Real estate taxes..........................       6,247      30,835      9,906
  State and other taxes......................      14,337      11,126      2,775
  Depreciation and amortization..............     267,773     251,560    252,039
  Transaction costs..........................      19,041         --         --
                                               ----------  ---------- ----------
                                                  499,212     492,354    443,767
                                               ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Sale of Land and Building,
 and Provision for Loss on Building and
 Impairment in Carrying Value of Net
 Investment in Direct Financing Lease........   2,005,307   2,200,136  2,499,899
Equity in Earnings of Joint Ventures.........     596,166     537,853    460,400
Gain on Sale of Land and Building............         --      199,643        --
Provision for Loss on Building and Carrying
 Value of Net Investment in Direct Financing
 Lease.......................................    (314,775)        --         --
                                               ----------  ---------- ----------
Net Income...................................  $2,286,698  $2,937,632 $2,960,299
                                               ==========  ========== ==========
Allocation of Net Income:
  General partners...........................  $   23,991  $   27,380 $   29,603
  Limited partners...........................   2,262,707   2,910,252  2,930,696
                                               ----------  ---------- ----------
                                               $2,286,698  $2,937,632 $2,960,299
                                               ==========  ========== ==========
Net Income Per Limited Partner Unit..........  $     0.65  $     0.83 $     0.84
                                               ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................   3,500,000   3,500,000  3,500,000
                                               ==========  ========== ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $132,789    $35,000,000  $(13,505,579)  $13,146,091 $(4,190,000) $30,584,301
 Distributions to
  limited partners
  ($0.91 per limited
  partner unit).........       --            --             --     (3,185,004)          --          --    (3,185,004)
 Net income.............       --         29,603            --            --      2,930,696         --     2,960,299
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       162,392     35,000,000   (16,690,583)   16,076,787  (4,190,000)  30,359,596
 Distributions to
  limited partners
  ($0.90 per limited
  partner unit).........       --            --             --     (3,150,004)          --          --    (3,150,004)
 Net income.............       --         27,380            --            --      2,910,252         --     2,937,632
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       189,772     35,000,000   (19,840,587)   18,987,039  (4,190,000)  30,147,224
 Distributions to
  limited partners
  ($0.92 per limited
  partner unit).........       --            --             --     (3,220,004)          --          --    (3,220,004)
 Net income.............       --         23,991            --            --      2,262,707         --     2,286,698
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $213,763    $35,000,000  $(23,060,591)  $21,249,746 $(4,190,000) $29,213,918
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                               Year Ended December 31,
                                         -------------------------------------
                                            1998         1997         1996
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants............  $ 2,695,934  $ 2,666,373  $ 2,900,048
 Distributions from joint ventures.....      738,544      676,806      603,833
 Cash paid for expenses................     (223,753)    (229,884)    (186,126)
 Interest received.....................       42,665       44,669       38,485
                                         -----------  -----------  -----------
  Net cash provided by operating
   activities..........................    3,253,390    3,157,964    3,356,240
                                         -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  building.............................          --     1,053,571          --
 Investment in joint venture...........        3,605   (1,049,762)         --
 Payment of lease costs................          --       (15,000)         --
                                         -----------  -----------  -----------
  Net cash provided by (used in)
   operating activities................        3,605      (11,191)         --
                                         -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Distributions to limited partners.....   (3,220,004)  (3,185,003)  (3,185,004)
                                         -----------  -----------  -----------
  Net cash used in financing
   activities..........................   (3,220,004)  (3,185,003)  (3,185,004)
                                         -----------  -----------  -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................       36,991      (38,230)     171,236
Cash and Cash Equivalents at Beginning
 of Year...............................    1,250,388    1,288,618    1,117,382
                                         -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year..................................  $ 1,287,379  $ 1,250,388  $ 1,288,618
                                         ===========  ===========  ===========
Reconciliation of Net Income to Net
 Cash Provided by Operating Activities:
 Net income............................  $ 2,286,698  $ 2,937,632  $ 2,960,299
                                         -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Bad debt expense......................        5,133       21,000          --
 Depreciation..........................      266,273      251,483      251,483
 Amortization..........................        1,500           77          556
 Equity in earnings of joint ventures,
  net of distributions.................      142,378      138,953      143,433
 Gain on sale of land and building.....          --      (199,643)         --
 Provision for loss on building and
  impairment in carrying value of net
  investment in direct financing
  lease................................      314,775          --           --
 Decrease (increase) in receivables....       (2,568)     (41,878)      87,823
 Decrease (increase) in prepaid
  expenses.............................          739          (79)      (2,913)
 Decrease in net investment in direct
  financing leases.....................       92,647      121,311       89,696
 Decrease (increase) in accrued rental
  income...............................      209,852      (70,837)    (225,434)
 Increase (decrease) in accounts
  payable and accrued expenses.........      (39,956)     (16,524)      12,111
 Increase (decrease) in due to related
  parties..............................       19,568        3,214       (4,639)
 Increase (decrease) in rents paid in
  advance and deposits.................      (43,649)      13,255       43,825
                                         -----------  -----------  -----------
  Total adjustments....................      966,692      220,332      395,941
                                         -----------  -----------  -----------
Net Cash Provided by Operating
 Activities............................  $ 3,253,390  $ 3,157,964  $ 3,356,240
                                         ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Land and building under operating
  lease exchanged for land and building
  under operating lease................  $       --   $       --   $   406,768
                                         ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31..........................  $   787,501  $   787,501  $   822,500
                                         ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund IX, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating method. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (see
  Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, will be removed from the accounts and gains or losses from sales will be reflected in income. The general partners of the Partnership review the properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

continued to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in three joint ventures and a property in Englewood, Colorado, for which the property is held as tenants-in-common with an affiliate, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease costs--Lease costs associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

2. Leases:

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while a majority of the land portion of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 8,207,939  $ 8,207,939
   Buildings..........................................   8,818,794    7,452,942
                                                       -----------  -----------
                                                        17,026,733   15,660,881
   Less accumulated depreciation......................  (1,711,187)  (1,497,770)
                                                       -----------  -----------
                                                       $15,315,546  $14,163,111
   Less allowance for loss on building................    (249,368)         --
                                                       -----------  -----------
                                                       $15,066,178  $14,163,111
                                                       ===========  ===========

   In June 1997, the Partnership sold its property in Alpharetta, Georgia, and received net sales proceeds of $1,053,571, resulting in a gain of $199,643 for financial reporting purposes. This property was originally acquired by the Partnership in September 1991 and had a cost of approximately $711,200, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $342,400 in excess of its original purchase price.

   During 1998, the Partnership recorded a provision for loss on building in the amount of $249,368 for financial reporting purposes relating to the property in Williamsville, New York. The tenant of this property filed for bankruptcy during 1998, and rejected the lease. The allowance represents the difference between the carrying value of the property at December 31, 1998 and the current estimated net realizable value for this property.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the year ended December 31, 1998, the Partnership recognized a loss of $209,852 (net of $267,600 in write-offs) and for the years ended December 31, 1997 and 1996, the Partnership recognized income of $70,837, and $225,434, respectively, of such rental income.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,726,921
   2000.............................................................   1,726,921
   2001.............................................................   1,763,564
   2002.............................................................   1,889,001
   2003.............................................................   1,897,501
   Thereafter.......................................................   9,771,187
                                                                     -----------
                                                                     $18,775,095
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1998         1997
                                                      -----------  -----------
   Minimum lease payments receivable................. $11,521,454  $13,764,606
   Estimated residual values.........................   2,091,629    2,495,379
   Less unearned income..............................  (7,641,681)  (8,777,228)
                                                      -----------  -----------
                                                        5,971,402    7,482,757
   Less allowance for impairment in carrying value...     (65,407)         --
                                                      -----------  -----------
   Net investment in direct financing leases......... $ 5,905,995  $ 7,482,757
                                                      ===========  ===========

   In August 1998, four of the Partnership's leases were amended. As a result, the Partnership reclassified the direct financing leases to operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded each of the reclassified leases at the lower of original cost, present fair value, or present carrying amount. No loss on termination of direct financing lease was recorded for financial reporting purposes.

   During 1998, the Partnership recorded a provision for loss on investment in direct financing lease of $65,407 for financial reporting purposes relating to the Property in Rochester, New York, due to the fact that the tenant filed for bankruptcy during 1998. The allowance represents the difference between the carrying value of the Property at December 31, 1998 and the current estimated net realizable value for this Property.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1998:

   1999............................................................. $   832,979
   2000.............................................................     832,979
   2001.............................................................     844,812
   2002.............................................................     890,607
   2003.............................................................     890,607
   Thereafter.......................................................   7,229,470
                                                                     -----------
                                                                     $11,521,454
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 45.2%, a 50 percent and a 27.33% interest in the profits and losses of CNL Restaurant Investments II, CNL Restaurant Investments III and Ashland Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In July 1997, the Partnership used the net sales proceeds from the sale of the property in Alpharetta, Georgia, to acquire a 67 percent interest in an IHOP property located in Englewood, Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

   CNL Restaurant Investments II and CNL Restaurant Investments III each own and lease six properties to an operator of national fast-food restaurants and Ashland Joint Venture owns and leases one property to an operator of national fast-food restaurants. The Partnership and an affiliate, as tenants in common own and lease one property to an operator of a national family-style restaurant. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                         1998        1997
                                                      ----------- -----------
   Land and buildings on operating leases, less
    accumulated depreciation......................... $12,253,332 $12,582,754
   Net investment in direct financing lease..........     991,524   1,003,680
   Cash..............................................       1,196      15,124
   Receivables.......................................      23,283      35,773
   Prepaid expenses..................................      24,790      23,544
   Accrued rental income.............................      36,855      11,620
   Liabilities.......................................       1,641      14,280
   Partners' capital.................................  13,329,339  13,658,215
   Revenues..........................................   1,576,778   1,506,380
   Net income........................................   1,208,451   1,141,755

   The Partnership recognized income totalling $596,166, $537,853, and $460,400 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

6. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties, not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property, not in liquidation of the Partnership, is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,220,004, $3,150,004, and $3,185,004, respectively. No distributions have been made to the general partners to date.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

7. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,286,698  $2,937,632  $2,960,299
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (97,473)   (116,620)   (123,734)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      92,647     121,311      89,696
   Gain on sale of land and building for
    financial reporting purposes in excess
    of gain for tax reporting purposes.....         --     (195,820)        --
   Equity in earnings of joint ventures for
    tax reporting purposes in excess of
    equity in earnings of joint ventures
    for financial reporting purposes.......       8,256      36,745      37,469
   Capitalization of transaction costs for
    tax reporting purposes.................      19,041         --          --
   Accrued rental income...................     209,852     (70,837)   (225,434)
   Rents paid in advance...................     (44,149)     13,255      43,825
   Allowance for loss on building and
    investment in direct financing leases..     314,775         --          --
   Allowance for doubtful accounts.........      97,736      79,333      14,221
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,887,383  $2,804,999  $2,796,342
                                             ==========  ==========  ==========

8. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners have not received their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $94,808, $79,234, and $82,487 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties at December 31, 1998 and 1997, totalled $24,187 and $4,619, respectively.

9. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for each of the years ended December 31:

                                                     1998     1997     1996
                                                   -------- -------- --------
   Burger King Corporation and BK Acquisition,
    Inc........................................... $647,953 $649,445 $623,949
   TPI Restaurants, Inc...........................  557,000  556,700  565,351
   Carrols Corporation............................  388,121  440,057  442,286
   Flagstar Enterprises, Inc......................  367,211  436,312  460,762
   Golden Corral Corporation......................  360,555  337,337      N/A

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures), for each of the years ended December 31:

                                                 1998       1997       1996
                                              ---------- ---------- ----------
   Burger King............................... $1,143,522 $1,249,715 $1,310,994
   Shoney's..................................    805,729    808,675    889,148
   Hardees...................................    438,324    436,312    460,762
   Golden Corral Family Steakhouse
    Restaurants..............................    360,555    337,337        N/A

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

                         CNL INCOME FUND IX, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

10. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,700,097 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,414,830 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

11. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 10 being adjusted to 1,850,049 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                         Property                                  Historical
                                        Acquisition                                   CNL
                           Historical    Pro Forma                    Historical   Financial
                              APF       Adjustments       Subtotal     Advisor   Services, Inc.
                          ------------  -----------     ------------  ---------- --------------
        ASSETS:
Land and Building on
 operating
 leases (net
 depreciation)..........   475,787,661   58,749,637 (A)  534,537,298           0            0
Net Investment in Direct
 Financing
 Leases.................   123,270,117            0      123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740            0       41,269,740           0            0
Other Investments.......    16,199,792            0       16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564            0        1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)   10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0        2,007,278           0            0
Receivables (net
 allowances)
 /Due from Related
 Party..................       548,862            0          548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334            0        5,007,334           0            0
Other Assets............     7,723,678            0        7,723,678     490,141      298,498
Goodwill................             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Assets...........  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued
 Liabilities............  $  3,464,190  $         0     $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs
 Payable................    10,172,169            0       10,172,169           0            0
Distributions Payable...             0            0                0     119,808            0
Due to Related Parties..       148,629            0          148,629           0      563,724
Income Tax Payable......             0            0                0           0            0
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)   67,806,518     386,229            0
Deferred Income.........     2,052,530            0        2,052,530           0            0
Rents Paid in Advance...     1,340,636            0        1,340,636           0            0
Minority Interest.......       280,970            0          280,970           0            0
Common Stock............       373,483            0          373,483           0            0
Common Stock--Class A...             0            0                0       6,400        2,000
Common Stock--Class B...             0            0                0       3,600          724
Additional Paid-in-
 capital................   670,005,177            0      670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0      (13,293,639)  2,514,205      134,080
Partners Capital........             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========

   CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES AND SUBSIDIARIES

                           As of March 31, 1999

                           Historical                                    Historical
                              CNL       Combining                        CNL Income
                           Financial    Pro Forma           Combined      Fund IX,    Pro Forma           Adjusted
                             Corp.     Adjustments            APF           Ltd.     Adjustments         Pro Forma
                          ------------ ------------      --------------  ----------- ------------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298   14,933,928    8,110,527 (B2)    557,581,753
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117    5,366,053    2,069,383 (B2)    130,705,553
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027            0            0         289,166,027
Other Investments.......     6,353,482            0          22,553,274            0            0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564    6,421,708    1,434,178 (B2)      8,939,450
Cash and Cash
 Equivalents............     4,896,688   (8,227,881)(B1)      8,515,934    2,044,011   (2,475,119)(B2)      7,647,826
                                                                                         (437,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521            0            0           2,860,521
Receivables (net
 allowances)
 /Due from Related
 Party..................     1,969,339     (148,629)(C)      14,969,032       61,678       (8,412)(E)      15,022,298
Accrued Rental Income...             0            0           5,007,334    1,163,425   (1,163,425)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835       33,452      (33,452)(B2)      8,450,835
Goodwill................             0   42,929,985 (B1)     42,929,985            0            0          42,929,985
                          ------------ ------------      --------------  ----------- ------------      --------------
 Total Assets...........  $264,700,433 $ 31,760,599      $1,053,343,921  $30,024,255 $  7,496,680      $1,090,864,856
                          ============ ============      ==============  =========== ============      ==============
       LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055  $    67,479 $          0      $    6,026,534
Accrued Construction
 Costs Payable..........             0            0          10,172,169            0            0          10,172,169
Distributions Payable...             0            0             119,808      787,501            0             907,309
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405        8,412       (8,412)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0            0            0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228            0            0         295,130,228
Deferred Income.........             0            0           2,052,530            0            0           2,052,530
Rents Paid in Advance...             0            0           1,340,636      101,984            0           1,442,620
Minority Interest.......             0            0             280,970            0            0             280,970
Common Stock............             0       61,500 (B1)        434,983            0       18,282 (B2)        453,265
Common Stock--Class A...           200       (8,600)(B1)              0            0            0                   0
Common Stock--Class B...           501       (4,825)(B1)              0            0            0                   0
Additional Paid-in-
 capital................     3,937,095  122,938,500 (B1)    792,943,677            0   36,545,689 (B2)    829,489,366
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (86,964,540)           0            0         (86,964,540)
                                        (73,942,642)(B1)
                                            271,741 (B1)
Partners Capital........             0            0                   0   29,058,879  (29,058,879)(B2)              0
                          ------------ ------------      --------------  ----------- ------------      --------------
 Total Liabilities and
  Equity................  $264,700,433 $ 31,760,599      $1,053,343,921  $30,024,255 $  7,496,680      $1,090,864,856
                          ============ ============      ==============  =========== ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                        Property                                              Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  -----------    -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0
 Fees...................            0           0               0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763           0       2,214,763      47,213       129,362    5,233,919
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269           0       1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364           0         697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0           0               0      23,326       292,575            0
 Interest Expense.......            0           0               0      50,730             0    4,769,268
 State Taxes............      235,208           0         235,208           0             0            0
 Depreciation--Other....            0           0               0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813     349,465(a)    1,898,278           0             0            0
 Amortization...........        7,368           0           7,368           0             0            0
 Transaction Costs......      125,926           0         125,926           0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271           0          17,271           0             0            0
 Gain on Sale of
  Properties............            0           0               0           0             0            0
 Provision For Loss on
  Properties............     (215,797)          0        (215,797)          0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0           0               0     127,496        48,017       73,166
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========  ==========     ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........        50.03x        n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401         n/a      37,347,401         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464         n/a      37,348,464         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999


                           Combining                       Historical CNL
                           Pro Forma           Combined     Income Fund    Pro Forma           Adjusted
                          Adjustments             APF         IX, Ltd.    Adjustments         Pro Forma
                          -----------         -----------  -------------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161     $591,983        22,938 (j)     $ 15,138,082
 Fees...................   (2,450,663)(b),(c)   1,256,304            0       (15,218)(k)        1,241,086
 Interest and Other
  Income................       62,068 (d)       7,687,325       23,251             0            7,710,576
                          -----------         -----------     --------     ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790     $615,234     $   77,20         $ 24,089,744
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012       58,727       (24,080)(l),(m)    4,703,659
 Management and Advisory
  Fees..................   (1,308,560)(f)               0            0             0 (n)                0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115            0             0               23,115
 Interest Expense.......            0           4,819,998            0             0            4,819,998
 State Taxes............            0             235,208       24,759             0              267,513
 Depreciation--Other....            0              65,819            0         7,546 (o)           65,819
 Depreciation--
  Property..............            0           1,898,278       75,535        37,630 (p)        2,011,443
 Amortization...........      536,625 (h)         543,993          375             0              544,368
 Transaction Costs......            0             125,926       35,275             0              161,201
                          -----------         -----------     --------     ---------         ------------
 Total Expenses.........   (1,442,455)         12,381,349      194,671        21,096           12,597,116
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $  (946,140)        $11,085,441     $420,563     $ (13,376)        $ 11,492,628
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271      135,902       (20,417) (q)         132,756
 Gain on Sale of
  Properties............            0                   0       75,997             0               75,997
 Provision For Loss on
  Properties............            0            (215,797)           0             0             (215,797)
                          -----------         -----------     --------     ---------         ------------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........     (946,140)         10,886,915      632,462       (33,793)          11,485,584
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0            0             0                    0
                          -----------         -----------     --------     ---------         ------------
Net Earnings (Losses)...  $(1,194,819)        $10,886,915     $632,462     $ (33,793)        $ 11,485,584
                          ===========         ===========     ========     =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a     $   0.18     $     n/a         $       0.25
                          ===========         ===========     ========     =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a     $   8.30     $     n/a                16.39
                          ===========         ===========     ========     =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a     $   0.23     $     n/a         $        n/a
                          ===========         ===========     ========     =========         ============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a          n/a           n/a                 3.26x
                          ===========         ===========     ========     =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a     3,500,00           n/a                  n/a
                          ===========         ===========     ========     =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401          n/a     1,828,199           45,325,600 (r)
                          ===========         ===========     ========     =========         ============
Shares Outstanding......    6,150,000          43,498,464          n/a     1,828,199           45,326,663
                          ===========         ===========     ========     =========         ============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                     $(22,895,361)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                     $ 42,571,895
                                                                                             ------------
Adjusted Pro Forma
 Distributions Declared:                                                                     $ 19,676,534 (s)
                                                                                             ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                     $906,511,991 (t)
                                                                                             ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                     $        217 (u)
                                                                                             ============

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998


                                        Property                                               Historical
                                       Acquisition                              Historical CNL     CNL
                          Historical    Pro Forma                  Historical     Financial     Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  -----------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661  $21,919,865(a) $55,049,526  $         0    $        0   $         0
 Fees...................            0            0              0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078    22,238,311
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406             0
 Interest Expense.......            0            0              0      148,415             0    21,350,174
 State Taxes............      548,320            0        548,320       19,126             0             0
 Depreciation--Other....            0            0              0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0             0
 Amortization...........       11,808            0         11,808       57,077             0        95,116
 Transaction Costs......      157,054            0        157,054            0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829
Operating
 Earnings(Losses) Before
 Equity in Earnings of
 Joint Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0              0            0             0             0
 Gain on
  Securitization........            0            0              0            0             0     3,694,351
 Other Expenses.........            0            0              0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641      (246,603)
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========    ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........       79.97x          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,569,158     34,217,377          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                                          Historical
                                         Combining                        CNL Income
                                         Pro Forma            Combined     Fund IX,    Pro Forma           Adjusted
                                        Adjustments              APF         Ltd.     Adjustments         Pro Forma
                                        ------------         -----------  ----------  -----------        ------------
Revenues:
 Rental and Earned Income.............  $          0         $55,049,526  $2,443,390   $  91,752 (j)     $ 57,584,668
 Fees.................................   (32,715,768)(b),(c)   3,226,263           0     (32,477)(k)        3,193,786
 Interest and Other Income............       207,144 (d)      32,221,925      61,129           0           32,283,054
                                        ------------         -----------  ----------   ---------         ------------
 Total Revenue........................  $(32,508,624)        $90,497,714  $2,504,519   $  59,275         $ 93,061,508
Expenses:
 General and Administrative...........    (4,241,719)(e)      15,939,556     198,061     (76,088)(l),(m)   16,061,529
 Management and advisory Fees.........    (4,658,434)(f)               0           0           0 (n)                0
 Fees to Related Parties..............    (2,161,897)(g)         858,787           0           0              858,787
 Interest Expense.....................             0          21,498,589           0           0           21,498,589
 State Taxes..........................             0             567,446      14,337      11,375 (o)          593,158
 Depreciation--Other..................             0             199,157           0           0              199,157
 Depreciation--Property...............      (340,898)(r)       6,590,760     266,273     150,519 (p)        7,007,552
 Amortization.........................     2,146,499 (h)       2,310,500       1,500           0            2,312,000
 Transaction Costs....................             0             157,054      19,041           0              176,095
                                        ------------         -----------  ----------   ---------         ------------
 Total Expenses.......................    (9,256,449)         48,121,849     499,212      85,806           48,706,867
Operating Earnings(Losses) Before
 Equity in Earnings of Joint
 Ventures/Minority Interests,
 Gain on Sale of Properties, and
 Provision for
 Losses on Properties.................  $(23,252,175)        $42,375,865  $2,005,307   $ (26,531)        $ 44,354,641
 Equity in Earnings of Joint
  Venture/Minority Interest...........             0             (14,138)    596,166     (81,670)(q)          500,358
 Gain on Sale of Properties...........             0                   0           0           0                    0
 Gain on Securitization...............             0           3,694,351           0           0            3,694,351
 Other Expenses.......................             0                   0           0           0                    0
 Provision For Loss on Properties.....             0            (611,534)   (314,775)          0             (926,309)
                                        ------------         -----------  ----------   ---------         ------------
Net Earnings (Losses) Before Benefit/
 (Provision) for Federal Income
 Taxes................................   (23,252,175)         45,444,544   2,286,698    (108,201)          47,623,041
 Benefit/(Provision) for Federal
  Income
  Taxes...............................     6,898,434 (i)               0           0           0                    0
                                        ------------         -----------  ----------   ---------         ------------
Net Earnings (Losses).................  $(16,353,741)        $45,444,544  $2,286,698   $(108,201)        $ 47,623,041
                                        ============         ===========  ==========   =========         ============
Earnings Per Share/Unit...............  $        n/a         $       n/a  $     0.65   $     n/a         $       1.13
                                        ============         ===========  ==========   =========         ============
Book Value Per Share/Unit.............  $        n/a         $       n/a  $     8.35   $     n/a         $      16.43
                                        ============         ===========  ==========   =========         ============
Dividends Per Share/Unit..............  $        n/a         $       n/a  $     0.90   $     n/a         $        n/a
                                        ============         ===========  ==========   =========         ============
Ratio of Earnings to Fixed Charges....           n/a                 n/a         n/a         n/a                 3.16x
                                        ============         ===========  ==========   =========         ============
Wtd. Avg. Units Outstanding...........           n/a                 n/a   3,500,000         n/a                  n/a
                                        ============         ===========  ==========   =========         ============
Wtd. Avg. Shares Outstanding..........     6,150,000          40,367,377         n/a   1,828,199           42,195,576 (s)
                                        ============         ===========  ==========   =========         ============
Shares Outstanding....................     6,150,000          43,522,684         n/a   1,828,199           45,350,883
                                        ============         ===========  ==========   =========         ============
Calculation of Pro Forma Distributions
  Declared:
 Pro Forma Cash from Operations from
  Statement of Cashflows..............                                                                   $ 58,799,749
 Addback Pro Forma Net Cash Proceeds
  from Securitization of Notes
  Receivable..........................                                                                   (265,871,668)
 Addback Pro Forma Investments in
  Notes Receivable....................                                                                    288,590,674
                                                                                                         ------------
Adjusted Pro Forma Distributions
 Declared:                                                                                               $ 81,518,755 (t)
                                                                                                         ============
Pro Forma Wtd. Avg. Dollars
 Outstanding..........................                                                                   $843,911,506 (u)
                                                                                                         ============
Pro Forma Cash Distributions Declared
 per
 $10,000 Investment...................                                                                   $        966 (v)
                                                                                                         ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                  Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- -----------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $  (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0              0
 Amortization expense...          7,368             0             7,368            0       26,238        424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0              0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0        (73,166)
 Gain on
  securitization........              0             0                 0            0            0              0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0              0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)        (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0              0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0       (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0    (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0      6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0       (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0         55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811              0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0              0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0              0
 Decrease (increase) in
  intangibles and other
  assets................                                                     (30,554)                      7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)      (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0              0
 Decrease in accrued
  interest..............              0             0                 0            0            0       (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365             0           386,365            0            0              0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)   (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)   (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0              0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)             0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0              0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0              0
 Acquisition of
  businesses............
 Purchase of other
  investments...........              0             0                 0            0            0              0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0              0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0        134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0              0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0              0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0              0
 Collection on notes
  receivable............        239,596             0           239,596            0            0              0
 Decrease in restricted
  cash..................              0             0                 0            0            0              0
 Increase in intangibles
  and other assets......              0             0                 0            0            0              0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0              0
 Other..................              0             0                 0            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)       134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572              0
 Contributions from
  limited partners......              0             0                 0            0            0              0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0              0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0              0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763            0            0     49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)   (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0              0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0              0
 Distributions to
  limited partners......              0             0                 0            0            0              0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0              0
 Other..................       (200,234)            0          (200,234)           0            0         (9,602)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722    1,288,673       18,187     39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)     2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573      2,526,078
                          -------------  ------------     -------------  -----------    ---------    -----------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $ 4,896,688
                          =============  ============     =============  ===========    =========    ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                         Historical
                           Combining                         CNL
                           Pro Forma                     Income Fund   Pro Forma        Adjusted
                          Adjustments     Combined APF    IX, Ltd.    Adjustments       Pro Forma
                          -----------     -------------  -----------  -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,194,819)(a) $  10,866,915  $  632,462   $   (33,793)(a) $  11,485,584
Adjustments to reconcile
 net income to net cash
 provided by
 operating activities:
 Depreciation...........            0         1,937,859      75,535        37,630 (b)     2,051,024
 Amortization expense...      536,625 (c)       994,928         375             0           995,303
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763           0             0             7,763
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234      51,673        20,417 (d)        95,324
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct
  financing leases......            0                 0     (75,997)            0           (75,997)
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631           0             0           142,631
 Gain on
  securitization........            0                 0           0             0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0           0             0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)     31,891             0          (677,724)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0           0             0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0         (449,580)           0             0          (449,580)
 Investment in notes
  receivable............            0       (42,571,895)          0             0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907           0             0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)          0             0          (402,461)
 Decrease in due from
  related party.........            0            55,382           0             0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359     (17,219)            0            12,140
 Decrease in net
  investment in direct
  financing leases......            0           787,375      14,778             0           802,153
 Increase in accrued
  rental income.........            0        (1,047,421)     (8,370)            0        (1,055,791)
 Decrease (increase) in
  intangibles and other
  assets................            0           (22,612)          0             0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)     57,354             0          (710,913)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0            97,403     (15,775)            0            81,628
 Decrease in accrued
  interest..............            0          (362,877)          0             0          (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0           386,365      38,637             0           425,002
 Increase (decrease) in
  deferred rental
  income................            0           862,647           0             0           862,647
                          -----------     -------------  ----------   -----------     -------------
 Total adjustments......      536,625       (34,591,875)    152,882        58,047       (34,380,946)
                          -----------     -------------  ----------   -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)    785,344        24,254       (22,895,362)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                 0   2,400,000             0         2,400,000
 Additions to land and
  buildings on operating
  leases................                   (135,820,136) (1,641,211)                   (137,461,347)
 Investment in direct
  financing leases......            0       (29,608,346)          0             0       (29,608,346)
 Investment in joint
  venture...............            0          (117,662)          0             0          (117,662)
 Acquisition of
  businesses............   (8,227,881)(f)    (8,227,881)          0    (2,475,119)(g)   (11,140,000)
                                                                         (437,000)(g)
 Purchase of other
  investments...........            0                 0           0             0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                 0           0             0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0           134,981           0             0           134,981
 Investment in mortgage
  notes receivable......            0        (1,388,463)          0             0        (1,388,463)
 Collections on mortgage
  note receivable.......            0            75,010           0             0            75,010
 Investment in notes
  receivable............            0        (1,087,483)          0             0        (1,087,483)
 Collection on notes
  receivable............            0           239,596           0             0           239,596
 Decrease in restricted
  cash..................            0                 0           0             0                 0
 Increase in intangibles
  and other assets......            0                 0           0             0                 0
 Investment in
  certificates of
  deposit...............            0                 0           0             0                 0
 Other..................            0                 0           0             0                 0
                          -----------     -------------  ----------   -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (8,227,881)     (175,800,384)    758,789    (2,912,119)     (177,953,714)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0         1,519,980           0             0         1,519,980
 Contributions from
  limited partners......            0                 0           0             0                 0
 Contributions from
  holder of minority
  interest..............            0                 0           0             0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0        (1,142,237)          0             0        (1,142,237)
 Payment of stock
  issuance costs........            0          (722,001)          0             0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0       119,974,697           0             0       119,974,697
 Payment on line of
  credit/notes payable..            0       (22,874,147)          0             0       (22,874,147)
 Retirement of shares of
  common stock..........            0                 0           0             0                 0
 Distributions to
  holders of minority
  interest..............            0            (8,610)          0             0            (8,610)
 Distributions to
  limited partners......            0                 0    (787,501)            0          (787,501)
 Distributions to
  stockholders..........            0       (14,237,405)          0             0       (14,237,405)
 Other..................            0          (209,836)          0             0          (209,836)
                          -----------     -------------  ----------   -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        82,300,441    (787,501)            0        81,512,940
Net increase in cash....   (8,886,075)     (117,204,903)    756,632    (2,887,865)     (119,336,136)
Cash at beginning of
 year...................            0       127,401,796   1,287,379             0       128,689,175
                          -----------     -------------  ----------   -----------     -------------
Cash at end of year.....  $(8,886,075)    $  10,196,893  $2,044,011   $(2,887,865)    $   9,353,039
                          ===========     =============  ==========   ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                                         Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  32,152,408  $ 19,030,497 (a) $  51,182,905  $10,656,379     $(468,133)  $     427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                          11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                          30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                        (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                               0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                         611,534            0             0         398,042
 Gain on
  securitization........              0                               0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                               0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                         899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                               0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                               0            0             0               0
 Investment in notes
  receivable............              0                               0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                               0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                               0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                               0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                               0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                       1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                     (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                        (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                         467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                          31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                               0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                         436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                         693,372            0             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867     2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) operating
  activities............     39,116,275    21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                       2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                    (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                       (974,696)           0             0               0
 Acquisition of
  businesses............
 Purchase of other
  investments...........    (16,083,055)                    (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                               0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                               0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                     (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                         291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                     (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                       1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                               0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                     (6,281,069)           0             0               0
                                      0                               0            0             0               0
 Other..................              0                               0      200,000             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) investing
  activities............   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                     385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                               0            0             0               0
                                      0                               0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                     (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                    (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    33,656,518 (e)    41,348,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                         (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                       (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                        (34,073)           0             0               0
 Distributions to
  limited partners......              0                               0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                    (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                        (95,101)           0            24      (2,500,011)
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase (decrease)
 in cash................     75,613,060    (3,173,254)       72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                      47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $ (3,173,254)    $ 120,026,583  $   713,308       962,573       2,526,078
                          =============  ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                        Historical
                           Pro Forma         Combined       CNL Income     Pro Forma        Adjusted
                          Adjustments           APF        Funds IX, Ltd. Adjustments       Pro Forma
                          ------------     -------------  --------------- -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(16,353,741)(a) $  45,444,544    $2,286,698    $  (108,201)(a) $  47,623,041
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      (340,898)(b)     6,789,917       266,273        150,519 (b)     7,206,709
 Amortization expense...     2,146,499 (c)     4,460,583         1,500                        4,462,083
 Minority interest in
  income of consolidated
  joint venture.........                          30,156             0                           30,156
 Equity in earnings of
  joint ventures, net of
  distributions.........                         (15,440)      142,378         81,670 (d)       208,608
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................                               0             0                                0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                       1,009,576       314,775                        1,324,351
 Gain on
  securitization........                      (3,356,538)            0                       (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                     265,871,668             0                      265,871,668
 Decrease (increase) in
  other receivables.....                      (2,543,413)        2,565                       (2,540,848)
 Increase in accrued
  interest income
  included in notes
  receivable............                        (170,492)            0                         (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                               0             0                                0
 Investment in notes
  receivable............                    (288,590,674)            0                     (288,590,674)
 Collections on notes
  receivable............                      23,539,641             0                       23,539,641
 Decrease in restricted
  cash..................                       2,504,091             0                        2,504,091
 Decrease (increase) in
  due from related
  party.................                        (953,688)            0                         (953,688)
 Increase in prepaid
  expenses..............                           7,246           739                            7,985
 Decrease in net
  investment in direct
  financing leases......                       1,971,634        92,647                        2,064,281
 Increase in accrued
  rental income.........                      (2,187,652)      209,852                       (1,977,800)
 Increase in intangibles
  and other assets......                        (154,351)            0                         (154,351)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities...........                         846,680       (39,956)                         806,724
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                        (133,364)       19,568                         (113,796)
 Increase in accrued
  interest..............                         (77,968)            0                          (77,968)
 Increase in rents paid
  in advance and
  deposits..............                         436,843       (43,649)                         393,194
 Decrease in deferred
  rental income.........                         693,372             0                          693,372
                          ------------     -------------    ----------    -----------     -------------
 Total adjustments......     1,805,601         9,977,827       966,692        232,189        11,176,708
                          ------------     -------------    ----------    -----------     -------------
 Net cash provided by
  (used in) operating
  activities............   (14,548,140)       55,422,371     3,253,390        123,988        58,799,749
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                       2,385,941             0                        2,385,941
 Additions to land and
  buildings on operating
  leases................                    (259,469,347)            0                     (259,469,347)
 Investment in direct
  financing leases......                     (47,115,435)            0                      (47,115,435)
 Investment in joint
  venture...............                        (974,696)        3,605                         (971,091)
 Acquisition of
  businesses............    (8,227,881)(f)    (8,227,881)                  (2,475,119)(g)   (11,140,000)
                                                                             (437,000)(g)
 Purchase of other
  investments...........                     (16,083,055)            0                      (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                         295,514             0                          295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................                         212,821             0                          212,821
 Investment in mortgage
  notes receivable......                      (2,886,648)            0                       (2,886,648)
 Collections on mortgage
  note receivable.......                         291,990             0                          291,990
 Investment in equipment
  notes receivable......                      (7,837,750)            0                       (7,837,750)
 Collections on
  equipment notes
  receivable............                       3,046,873             0                        3,046,873
 Decrease in restricted
  cash..................                               0             0                                0
 Increase in intangibles
  and other assets......                      (6,281,069)            0                       (6,281,069)
                                                       0             0                                0
 Other..................                         200,000             0                          200,000
                          ------------     -------------    ----------    -----------     -------------
 Net cash provided by
  (used in) investing
  activities............    (8,227,881)     (342,442,742)        3,605     (2,912,119)     (345,351,256)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                     386,592,011             0                      386,592,011
 Contributions from
  limited partners......                               0             0                                0
                                                       0             0                                0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                      (4,574,925)            0                       (4,574,925)
 Payment of stock
  issuance costs........                     (34,579,650)            0                      (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                     455,102,478             0                      455,102,478
 Payment on line of
  credit/notes payable..                    (411,813,826)            0                     (411,813,826)
 Retirement of shares of
  common stock..........                        (639,528)            0                         (639,528)
 Distributions to
  holders of minority
  interest..............                         (34,073)            0                          (34,073)
 Distributions to
  limited partners......                               0    (3,220,004)                      (3,220,004)
 Distributions to
  stockholders..........                     (48,813,637)            0                      (48,813,637)
 Other..................                      (2,595,088)            0                       (2,595,088)
                          ------------     -------------    ----------    -----------     -------------
 Net cash provided by
  (used in) financing
  activities............             0       338,643,762    (3,220,004)             0       335,423,758
Net increase (decrease)
 in cash................   (22,776,021)       51,623,391        36,991     (2,788,131)       48,872,251
Cash at beginning of
 year...................                      49,829,130     1,250,388                       51,079,518
                          ------------     -------------    ----------    -----------     -------------
Cash at end of year.....   (22,776,021)      101,452,521    $1,287,379    $(2,788,131)    $  99,951,769
                          ============     =============    ==========    ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

                 UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)


  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                          CNL
                                       Financial
                                       Services
                            Advisor      Group      Income Fund        Total
                          ----------- -----------  -------------- ----------------
Shares Offered..........    3,800,000   2,350,000    1,828,198.55     7,978,198.55
Exchange Value..........  $        20 $        20  $        20    $          20
                          ----------- -----------  -------------- ----------------
Share Consideration.....  $76,000,000 $47,000,000  $36,563,971    $1459,563,971
Cash Consideration......          --          --       437,000          437,000
APF Transaction Costs...    5,083,894   3,143,987    2,475,119       10,703,000
                          ----------- -----------  -------------- ----------------
    Total Purchase
     Price..............  $81,083,894 $50,143,987  $39,476,090    $ 170,703,971
                          =========== ===========  ============== ================
Allocation of Purchase
 Price:
Net Assets--Historical..  $ 7,141,252 $10,006,878  $29,058,879    $  46,207,009
Purchase Price Adjust-
 ments:
  Land and buildings on
   operating leases.....                             8,110,527        8,110,527
  Net investment in
   direct financing
   leases...............                             2,069,383        2,069,383
  Investment in joint
   ventures.............                             1,434,178        1,434,178
  Accrued rental in-
   come.................                           (1,163,425)      (1,163,425)
  Intangibles and other
   assets...............               (2,792,876)    (33,452)       (2,826,328)
  Goodwill*.............               42,929,985          --        42,929,985
  Excess purchase
   price................   73,942,642         --           --        73,942,642
                          ----------- -----------  -------------- ----------------
    Total Allocation....  $81,083,894 $50,143,987  $34,476,090    $ 170,703,971
                          =========== ===========  ============== ================

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $74,942,642 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,929,985 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1.Common Stock
      (CFA, CFS, CFC)
      - Class A.......       8,600
       Common Stock
        (CFA, CFS,
        CFC) - Class
        B.............       4,825
       APIC (CFA, CFS,
        CFC)..........  13,857,645
       Retained Earn-
        ings..........   3,277,060
       Accumulated
        distributions
        in excess of
        earnings......  74,942,642
       Goodwill for
        CFC (Intangi-
        bles and other
        assets).......  42,929,985
         CFC/CFS Org
          Costs/Other
          Assets......               2,792,876
         Cash to pay
          APF transac-
          tion costs..               8,227,881
         APF Common
          Stock.......                  61,500
         APF APIC.....             122,938,500
       (To record ac-
        quisition of
        CFA, CFS and
        CFC)
     2.Partners Capi-
      tal.............  29,058,879
       Land and build-
        ings on oper-
        ating leases..   8,110,527
       Net investment
        in direct fi-
        nancing
        leases........   2,069,383
       Investment in
        joint ven-
        tures.........   1,434,178
         Accrued
          rental in-
          come........               1,163,425
         Intangibles
          and other
          assets......                  33,452
         Cash to pay
          APF Transac-
          tion costs..               2,475,119
         Cash consid-
          eration to
          Income
          Fund........                 437,000
         APF Common
          Stock.......                  18,282
         APF APIC.....              36,545,689
       (To record ac-
        quisition of
        the Income
        Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $8,412 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $394,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates......................... $  (292,575)
         Secured equipment lease fees.............................     (26,127)
         Advisory fees............................................     (63,393)
         Reimbursement of administrative costs....................    (182,125)
         Acquisition fees.........................................      (9,483)
         Underwriting fees........................................        (211)
         Administrative, executive and guarantee fees.............    (290,036)
         Servicing fees...........................................    (257,767)
         Development fees.........................................     (14,678)
         Management fees..........................................    (697,364)
                                                                   -----------
           Total.................................................. $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income................................................ $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs........................... $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $  (697,364)
         Administrative executive and guarantee fees..............    (290,036)
         Servicing fees...........................................    (257,767)
         Advisory fees............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill..................................... $536,625

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $22,938 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $      0
         Reimbursement of administrative costs.......................  (15,218)
                                                                      --------
                                                                      $(15,218)
                                                                      ========

    (l) Represents the elimination of $15,218 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $8,862 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $7,546 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $37,630 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $20,417 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.


    (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates........................ $ (1,773,406)
         Secured equipment lease fees............................      (54,998)
         Advisory fees...........................................     (305,030)
         Reimbursement of administrative costs...................     (408,762)
         Acquisition fees........................................  (21,794,386)
         Underwriting fees.......................................     (388,491)
         Administrative, executive and guarantee fees............   (1,233,043)
         Servicing fees..........................................   (1,570,331)
         Development fees........................................     (229,153)
         Management fees.........................................   (1,851,004)
                                                                  ------------
           Total................................................. $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income............................................... $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs......................... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $(1,851,004)
         Administrative executive and guarantee fees..............  (1,233,043)
         Servicing fees...........................................  (1,269,357)
         Advisory fees............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill................................... $2,146,499

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $91,752 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $      0
         Reimbursement of administrative costs.......................  (32,477)
                                                                      --------
                                                                      $(32,477)
                                                                      ========

    (l) Represents the elimination of $32,477 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $43,611 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $11,375 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $150,519 as a result of adjusting the historical basis of the real estate owned indirectly by the Income Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $81,670 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Concluded)

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non-Cash Investing Activities:

  On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non Cash Investing Activities:

  On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund IX, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund IX, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund IX, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, (the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

   1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

   1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

     "(B) Notes in accordance with Section 4.4 below."

   1.3 Clause (i) of Section 4.2 (ii) is hereby deleted in its entirety and restated as follows:

     "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

   1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

   1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

   1.6 The following subsection shall be added to Section 10.2.

     "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

   1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

   1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

   2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

   2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                                 James M. Seneff, Jr.

                                             Its: Chairman and Chief Executive
                                                       Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                                 /s/ Robert A. Bourne

                                          By: ____________________________

                                                   Robert A. Bourne

                                                    Its: President

                                          CNL APF GP Corp.

                                                 /s/ Robert A. Bourne

                                          By: ____________________________

                                                   Robert A. Bourne

                                                    Its: President

                                          CNL INCOME FUND IX, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                                 James M. Seneff, Jr.

                                             Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                                 James M. Seneff, Jr.

                                             Its: Chief Executive Officer

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                               Robert A. Bourne, as General
                                                       Partner

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                             James M. Seneff, Jr., as General
                                                       Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund IX, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,700,097 fully paid and nonassessable APF Common Shares (1,850,049 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $33,776,342, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

                 Representations and Warranties of APF, The OP
                 General Partner and the Operating Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,299,903 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 3,500,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,700,097 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $370,010 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND IX, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND X, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund X Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999 and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds, that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge to each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

  APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,121,622 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing.

It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

  There are a number of material risks and considerations that you should consider, including:

  . We are uncertain as to the value at which APF Shares will trade following listing.

  . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

  . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

  . As stated below, the Acquisition is a taxable transaction.

  . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your Units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due        ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes option if you vote "Against" the Acquisition, and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,673. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 2,121,622 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $910, $920, and $900, respectively, in distributions, per $10,000 investment to you. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne, have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, assuming only your Income Fund is acquired in the Acquisition, we will receive 19,486 APF Shares. Finally, in the event that your Income Fund is not acquired, however, we may be required, as general partners of your Income Fund, to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 562 restaurant properties. The risks inherent in investing in an operating company such as APF include that

APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

 Real Estate/Business Risk

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.01%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.79x and its ratio of debt-to-total assets would have been 26.91%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their business. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to : (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) change or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics consumer tastes and traffic patterns; (6) the ability to obtain and capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive the notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

  Original      Original Limited
   Limited     Partner Investments                                                 Estimated Value
   Partner          Less Any                                            Estimated   of APF Shares
 Investments    Distributions of                Estimated               Value of         per
  Less Any     Net Sales Proceeds   Number of   Value of               APF Shares  Average $10,000
Distributions      per $10,000     APF Shares  APF Shares   Estimated     after       Original
of Net Sales        Original       Offered to  Payable to  Acquisition Acquisition Limited Partner
 Proceeds(1)      Investment(1)    Income Fund Income Fund  Expenses    Expenses     Investment
-------------  ------------------- ----------- ----------- ----------- ----------- ---------------
 $40,000,000         $10,000        2,121,622  $42,432,440  $481,000   $41,951,440     $10,390

--------
(1) Income Fund has had no distributions of net sales proceeds.



   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due    ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on   , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees(1)................................................ $ 24,086.00
      Appraisals and Valuation(2)..................................    7,750.00
      Fairness Opinions(3).........................................   30,000.00
      Solicitation Fees(4).........................................   19,267.00
      Printing and Mailing(5)......................................  125,653.00
      Accounting and Other Fees(6).................................   51,237.00
                                                                    -----------
            Subtotal...............................................  257,993.00

                           Closing Transaction Costs

      Title, Transfer Tax and Recording Fees(7)....................  102,319.00
      Legal Closing Fees(8)........................................   50,540.00
      Partnership Liquidation Costs(9).............................   70,148.00
                                                                    -----------
            Subtotal...............................................  223,007.00
                                                                    -----------
      Total........................................................ $481,000.00
                                                                    ===========

--------

(1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

(2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

(3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

(4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

(5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

(6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

(7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

(8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

(9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of

80% or more in value of your Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (September 1991). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Consequence of Failure to Approve the Acquisition

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding Units do not vote "For" the Acquisition, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will
commence upon delivery of the solicitation materials to you on or about       ,
1999 and will continue until the later of (a)       , 1999 a date not less than
60 calendar days from the initial delivery of the solicitation materials, or
(b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to be Paid to the General Partners following the Acquisition":

                                        Year Ended December 31,  Quarter Ended
                                        ------------------------   March 31,
                                         1996    1997     1998       1999
                                        ------- ------- -------- -------------
Historical Distributions Paid to the
 General Partners and Affiliates:
  General Partner Distributions........      --      --       --         --
  Accounting and Administrative
   Services............................ $94,496 $87,967 $105,445    $29,184
  Broker/Dealer Commissions............
  Due Diligence and Marketing Support
   Fee.................................      --      --       --         --
  Acquisition Fees.....................
  Asset Management Fees................
  Real Estate Disposition Fees(1)......
                                        ------- ------- --------    -------
    Total historical................... $94,496 $87,967 $105,445    $29,184

Pro Forma Distributions to be Paid to
 the General Partners following the
 Acquisition:
  Cash Distributions on APF Shares..... $29,221 $22,486 $ 37,649    $ 8,455
  Salary Compensation..................      --      --       --         --
                                        ------- ------- --------    -------
    Total pro forma.................... $29,221 $22,486 $ 37,649    $ 8,455

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                             Quarter Ended
                                 Year Ended December 31,     March 31, 1999
                                 ------------------------ --------------------
                                 1994 1995 1996 1997 1998 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $906 $879 $857 $874 $464    $174      $132
Distributions from Return of
 Capital(1).....................   --   31   53   46  436      51        93
                                 ---- ---- ---- ---- ----    ----      ----
  Total......................... $906 $910 $910 $920 $900    $225      $225
                                 ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   Cash distributions for the year ended December 31, 1997 include $80,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

   (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

   (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

   (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                Original                                    Estimated Value
                            Limited Partner                                 of APF Shares per
                            Investments Less    GAAP               Going     Average $10,000
                           any Distributions    Book  Liquidation Concern   Original Limited
                          of Sales Proceeds(1) Value   Value(2)   Value(2) Partner  Investment
                          -------------------- ------ ----------- -------- -------------------
CNL Income Fund X, Ltd..         10,000        $8,288   $9,645    $10,349        $10,390

--------

(1) Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If and independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the

Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition, Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If and independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Substantial Benefits to General Partners

   As a result of the Acquisition assuming only your Income Fund is acquired, we are expected to receive three material benefits. These benefits include:

  . With respect to our ownership in your Income Fund, we may be issued up to 19,486 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 19,486 APF Shares issued to us will have an estimated value, based on the exchange value, of approximately $389,720.

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we world be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or Notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                          Estimated Gain/(Loss)
                                                           per Average $10,000
                                                            Original Limited
                                                          Partner Investment(1)
                                                          ---------------------
CNL Income Fund X, Ltd...................................        $1,673

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman,

APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares, or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," (which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition: including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units. Your holding period for the Notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the Notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      535,335 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,443,745)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (944,850)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/
 (Provision) for
 Federal Income
 Taxes............      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (944,850)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,193,529)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income  Acquisition
                        Combined     Fund X,     Pro Forma          Adjusted
                           APF         Ltd.     Adjustments         Pro Forma
                       ------------ ----------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 725,315    $ 66,794 (j)      $15,315,270
 Fees.............       1,256,304          0    ( 11,668)(k)        1,244,636
 Interest and
 Other Income.....       7,687,325     13,714           0            7,701,039
                       ------------ ----------- ------------------ ------------
  Total Revenue...     $23,466,790   $739,029    $ 55,126          $24,260,945
 Expenses:
 General and
 Administrative...       4,669,012     72,131    ( 29,663)(l),(m)    4,711,480
 Management and
 Advisory Fees....               0          0           0 (n)                0
 Fees to Related
 Parties..........          23,115          0           0               23,115
 Interest
 Expense..........       4,819,998          0           0            4,819,998
 State Taxes......         235,208      14,577      8,653 (o)          258,438
 Depreciation--
 Other............          65,819          0           0               65,819
 Depreciation--
 Property.........       1,898,278     72,294      39,234 (p)        2,009,806
 Amortization.....         542,703          0           0              542,703
 Transaction
 Costs............         125,926     33,661           0              159,587
                       ------------ ----------- ------------------ ------------
  Total Expenses..      12,380,059    192,663      18,224           12,590,946
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $11,086,731  $ 546,366    $ 36,902          $11,669,999
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     79,525    (14,244) (q)           82,552
 Gain on Sale of
 Properties.......               0     74,640           0               74,640
 Provision For
 Loss on
 Properties.......        (215,797)         0           0             (215,797)
                       ------------ ----------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/
 (Provision) for
 Federal Income
 Taxes............      10,888,205    700,531      22,658           11,611,394
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                    0
                       ------------ ----------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,888,205  $ 700,531    $ 22,658          $11,611,394
                       ============ =========== ================== ============

                       Quarter Ended March 31, 1999

                                    Property                                Historical    Historical
                                   Acquisition                                 CNL           CNL       Combining
                       Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF      Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513          29             542        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...            50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared per
$10,000
Investment......               191         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Balance sheet
data:
Real estate
assets, net.....      $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......      $ 41,269,740           0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............      $    548,862           0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564           0    $  1,083,564 $      --    $      --    $        --            0
Total assets....      $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,927,513 (v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....      $657,085,021           0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,347,883 (v1),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined      Fund X,    Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          49         n/a                     591
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a        0.18 $       n/a          $         0.25
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $      8.29 $       n/a          $        16.42
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $      0.23 $       n/a          $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...                 n/a         n/a         n/a                   3.28x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a   4,000,000         n/a                     n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a   2,097,571              45,594,972 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a   2,097,571              45,596,035
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     900,001         n/a          $   19,784,193 (s)
                      ============== =========== ==================== ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         225         n/a          $          217 (t)
                      ============== =========== ==================== ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $27,455,333 $11,786,326 (v2)     $  686,788,682
Mortgages/notes
receivable......      $  289,166,027 $       --  $         0          $  289,166,027
Receivables,
net.............      $   14,969,032 $    35,646 $   (10,588)(y)      $   14,994,090
Investment
in/due from
joint ventures..      $    1,083,564 $ 4,196,724 $ 1,660,495 (v2)     $    6,940,783
Total assets....      $1,053,510,835 $34,335,528 $ 8,787,409 (x2),(y) $1,096,633,772
Total
liabilities/minority
interest........         346,929,801 $ 1,182,101 $   (10,588)(y)      $  348,101,314
Total equity....      $  706,581,034 $33,153,427 $ 8,797,997 (v2)     $  748,532,458

--------

(a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

(b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

       Origination fees from affiliates...........................  $  (292,575)
       Secured equipment lease fees...............................      (26,127)
       Advisory fees..............................................      (63,393)
       Reimbursement of administrative costs......................     (182,125)
       Acquisition fees...........................................       (9,483)
       Underwriting fees..........................................         (211)
       Administrative, executive and guarantee fees...............     (290,036)
       Servicing fees.............................................     (257,767)
       Development fees...........................................      (14,678)
       Management fees............................................     (697,364)
                                                                    -----------
        Total.....................................................  $(1,833,759)
                                                                    ===========

(c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

(d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income.................................................. $62,068

(e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs............................. $(377,734)

(f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $  (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

(g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

(h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill....................................... $535,335

(i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(j) Represents $66,794 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

(k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $      0
       Reimbursement of administrative costs.........................  (11,668)
                                                                      --------
                                                                      $(11,668)
                                                                      ========

(l) Represents the elimination of $11,668 in administrative costs reimbursed by the Income Fund to the Advisor.

(m) Represents savings of $17,995 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

(n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

(o) Represents additional state income taxes of $8,653 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

(p)Represents an increase in depreciation expense of $39,234 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

(q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $14,244 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

(r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

(s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

(t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.


(u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

(v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                                  CNL
                                               Financial
                                               Services
                                    Advisor      Group     Income Fund     Total
                                  ----------- -----------  -----------  ------------
        Shares Offered..........    3,800,000   2,350,000  2,097,571.2   8,247,571.2
        Exchange Value..........  $        20 $        20  $        20  $         20
                                  ----------- -----------  -----------  ------------
        Share Consideration.....  $76,000,000 $47,000,000  $41,951,424  $164,951,424
        Cash Consideration......          --          --       481,000       481,000
        APF Transaction Costs...    4,916,980   3,040,764    2,745,256    10,703,000
                                  ----------- -----------  -----------  ------------
         Total Purchase Price...  $80,916,980 $50,040,764  $45,177,680  $176,135,424
                                  =========== ===========  ===========  ============
        Allocation of Purchase
         Price:
        Net Assets --
          Historical............  $ 7,141,252 $10,006,878  $33,153,427  $ 50,301,557
        Purchase Price
         Adjustments:
         Land and buildings on
          operating leases......                             9,390,389     9,390,389
         Net investment in
          direct financing
          leases................                             2,395,937     2,395,937
         Investment in joint
          ventures..............                             1,660,495     1,660,495
         Accrued rental income..                            (1,367,237)   (1,367,237)
         Intangibles and other
          assets................               (2,792,876)     (55,331)   (2,848,207)
         Goodwill*..............               42,826,762          --     42,826,762
         Excess purchase price..   73,775,728         --           --     73,775,728
                                  ----------- -----------  -----------  ------------
         Total Allocation.......  $80,916,980 $50,040,764  $45,177,680  $176,135,424
                                  =========== ===========  ===========  ============

            --------

            * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,775,728 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,826,762 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

        1. Common Stock (CFA, CFS, CFC) -- Class A.....      8,600
         Common Stock (CFA, CFS, CFC) -- Class B.......      4,825
         APIC (CFA, CFS, CFC).......................... 13,857,645
         Retained Earnings.............................  3,277,060
         Accumulated distributions in excess of
          earnings..................................... 73,775,728
         Goodwill for CFC (Intangibles and other
          assets)...................................... 42,826,762
          CFC/CFS Org Costs/Other Assets...............              2,792,876
          Cash to pay APF transaction costs............              7,957,744
          APF Common Stock.............................                 61,500
          APF APIC.....................................            122,938,500
         (To record acquisition of CFA, CFS and CFC)
        2. Partners Capital............................ 33,153,427
         Land and buildings on operating leases........  9,390,389
         Net investment in direct financing leases.....  2,395,937
         Investment in joint ventures..................  1,660,495
          Accrued rental income........................              1,367,237
          Intangibles and other assets.................                 55,331
          Cash to pay APF Transaction costs............              2,745,256
          Cash consideration to Income Fund............                481,000
          APF Common Stock.............................                 20,976
          APF APIC.....................................             41,930,448
         (To record acquisition of Income Fund)

(w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

(x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

(y) Represents the elimination by the Income Fund of $10,588 in related party payables recorded as receivables by the Advisor.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND X, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund X, Ltd." in this supplement.

                              Quarter Ended
                                March 31,                          Year Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Revenues (1)............ $   818,554 $   893,530 $ 3,169,493 $ 3,813,248 $ 3,871,869 $ 3,875,779 $ 4,020,289
Net income (2)..........     700,531     950,751   1,878,858   3,531,381   3,461,812   3,552,067   3,672,841
Cash distributions
declared (3)............     900,001     980,001   3,680,004   3,600,003   3,640,003   3,640,003   3,625,017
Net income per unit
 (2)....................        0.17        0.24        0.46        0.87        0.86        0.88        0.91
Cash distributions
 declared per
 unit (3)...............        0.23        0.25        0.92        0.90        0.91        0.91        0.91
GAAP book value per
 unit...................        8.29        8.78        8.34        8.79        8.81        8.85        8.87
Weighted average number
 of Limited Partner
 units outstanding......   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000

                                March 31,                               December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Total assets............ $34,335,528 $36,363,935 $34,480,865 $36,289,727 $36,437,560 $36,563,796 $36,722,696
Total partners'
 capital................  33,153,427  35,124,793  33,352,897  35,154,043  35,222,665  35,400,856  35,488,792

--------

(1) Revenues include equity in earnings of unconsolidated joint ventures, minority interest in income of the consolidated joint venture and adjustments to accrued rental income as a result of certain tenants filing for bankruptcy and rejecting the leases related to these restaurant properties.

(2) Net income for the quarters ended March 31, 1999 and 1998, and for the years ended December 31, 1998, 1997 and 1995, include $74,640, $171,159,
    $218,960, $132,238 and $67,214, respectively, from gains on sale of land and buildings. Net income for the year ended December 31, 1998 includes $1,001,846 from provision for loss on land, building and net investment in direct financing lease.

(3) Distributions for the quarter ended March 31, 1998, and the years ended December 31, 1998, 1996 and 1995, each includes a special distribution to the Limited Partners of $80,000, $80,000, $40,000 and $40,000,
    respectively, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS OF CNL INCOME FUND X, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on April 16, 1990, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of selected national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 49 restaurant properties, which included interests in ten restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and two properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998


   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998 was cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses. Cash from operations was $841,122 and $1,003,374 for the quarters ended March 31, 1999 and 1998, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, is primarily a result of changes in income and expenses as described below in "Results of Operations" and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   In January 1999, the Income Fund used a portion of the net proceeds from the sales of restaurant properties during 1998 and 1997 to enter into a joint venture arrangement, Ocean Shores Joint Venture, with CNL Income Fund XVII, Ltd., an affiliate of ours, to hold one restaurant property. The Income Fund contributed approximately $802,400 to the joint venture and as of March 31, 1999, owned a 69.06% interest in the profits and losses of the joint venture.

   In March 1999, the Income Fund sold its restaurant property in Amherst, New York, and received net sales proceeds of $1,150,000. The Income Fund had recorded an allowance for impairment in carrying value relating to this restaurant property of $93,329 at December 31, 1998 due to the tenant filing for bankruptcy. The allowance represented the difference between the carrying value of the restaurant property at December 31, 1998 and the estimated net realizable value for this restaurant property. At March 31, 1999 the Income Fund recorded a gain relating to the sale of this restaurant property of $74,460, for financial reporting purposes, resulting in a net loss relating to the sale of this restaurant property of approximately $18,700. In March 1999, the Income Fund reinvested the net sales proceeds from the sale of this restaurant property, plus additional funds, in a Golden Corral restaurant property in Fremont, Nebraska.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $1,225,257 invested in such short-term investments, as compared to $1,835,972 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The decrease in cash and cash equilvalents is primarily attributable to the fact that in January 1999, the Income Fund used uninvested net sales proceeds from the 1997 and 1998 sales of restaurant properties to enter into a joint venture arrangement, with an affiliate of ours. The funds remaining at March 31, 1999, after payment of distributions and other liabilities, will be used meet the Income Fund's working capital, including acquisition and development of restaurant properties, and other needs.

   Total liabilities of the Income Fund, including distributions payable, increased to $1,117,655 at March 31, 1999, from $1,063,223 at December 31, 1998, partially due to an increase in rents paid in advance at March 31, 1999, as compared to December 31, 1998. In addition, the increase in liabilities at March 31, 1999 is partially a result of the Income Fund accruing transaction costs relating to the proposed Acquisition. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on current and anticipated future cash from operations, and, for the quarter ended March 31, 1998, accumulated excess operating reserves, the Income Fund declared distributions to Limited Partners of $900,001 and $980,001 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions of $0.23 and $0.25 per unit for the quarters ended March 31, 1999 and 1998, respectively. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund's primary source of capital for the years ended December 31, 1998, 1997 and 1996 was cash from operations, which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses. Cash from operations was $3,604,438, $3,596,417 $3,695,802 for the years ended December 31, 1998, 1997 and 1996, respectively. The increase in cash from operations during 1998, as compared to 1997, is primarily a result of changes in the Income Fund's working capital. The decrease in cash from operations during 1997, as compared to 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997 and 1996.

   In January 1996, the Income Fund reinvested the remaining net sales proceeds from the 1995 sale of the restaurant property in Denver, Colorado, and the proceeds from the granting of an easement relating to the restaurant property in Hendersonville, North Carolina, in a Golden Corral restaurant property located in Clinton, North Carolina, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 13% interest in this restaurant property.

   In September 1997, the Income Fund sold its restaurant property in Fremont, California, to the franchisor, for $1,420,000 and received net sales proceeds (net of $2,745 which represents amounts due to the former tenant for prorated rent) of $1,363,805, resulting in a gain of $132,238 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in March 1992 and had a cost of approximately $1,116,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $249,700 in excess of its original purchase price. In October 1997, the Income Fund reinvested approximately $1,277,300 of the net proceeds in a Boston Market restaurant propery in Homewood, Alabama. The Income Fund acquired the Boston Market restaurant property from one of our affiliates. The affiliate had purchased and temporarily held title to the restaurant property in order to facilitate the acquisition of the restaurant property by the Income Fund. The purchase price paid by the Income Fund represented the costs incurred by the affiliate to acquire the restaurant property, including closing costs. The we believe that the transaction, or a portion thereof, relating to the sale of the restaurant property in Fremont, California, and the reinvestment of the proceeds in a Boston Market restaurant property in Homewood, Alabama, will qualify as a like-kind exchange transaction for federal income tax purposes. However, the Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us) resulting from the sale. The Income Fund intends to reinvest the remaining net sales proceeds in an additional restaurant property or use such amounts for other Income Fund purposes.

   In December 1997, the Income Fund used approximately $130,400 that had been previously reserved for working capital purposes, to invest in a Chevy's Fresh Mex restaurant property located in Miami, Florida, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 6.69% interest in this restaurant property.

   In January 1998, the Income Fund sold its property in Sacramento, California, to the tenant for $1,250,000 and received net sales proceeds of $1,230,672, resulting in a gain of $163,350 for financial reporting purposes. This property was originally acquired by the Income Fund in December 1991 and had a cost of approximately $969,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the property for approximately $261,300 in excess of its original purchase price. In November 1998, the Income Fund reinvested the majority of the net sales proceeds it received from the sale of the restaurant property in Sacramento, California in a Jack in the Box restaurant property located in San Marcos, Texas. The Income Fund will distribute amounts sufficient to enable the Limited Partners to pay federal state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   In October 1995, the tenant of the Income Fund's restaurant property located in Austin, Texas, entered into a sublease agreement for a vacant parcel of land under which the subtenant has the option to purchase such land. The subtenant exercised the purchase option and in accordance with the terms of the sublease agreement, the tenant assigned the purchase contract, together with the purchase contract payment of $69,000 (less closing costs of $1,000 that were incurred in anticipation of the sale) from the subtenant, to the Income Fund. In March 1998, the sale for the vacant parcel of land was consummated and the Income Fund recorded the net sales proceeds of $68,434 ($68,000 of which had been received as a deposit in 1995), resulting in a gain of $7,810 for financial reporting purposes.

   In October 1998, the Income Fund sold its restaurant property in Billings, Montana to the tenant for $362,000 and received net sales proceeds of $360,688, resulting in a gain of $47,800 for financial reporting purposes. This property was originally acquired by the Income Fund in April 1992 and had a cost of approximately $302,000, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $58,700 in excess of its original purchase price. In January 1999, the Income Fund reinvested the majority of these proceeds plus remaining net proceeds from other sales of properties in a joint venture, Ocean Shores Joint Venture, with one of our affiliates, to hold one restaurant property, as described above. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from the sale.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Under its partnership agreement, the Income Fund is prohibited from borrowing for any purpose; provided, however, that we or our affiliates are entitled to reimbursement, at cost, for actual expenses incurred by us or our affiliates on behalf of the Income Fund. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $1,835,972 invested in such short-term investments as compared to $1,583,883 at December 31, 1997. The increase in cash is primarily attributable to the Income Fund using only a portion of the net sales proceeds from the sale of the restaurant property in Sacramento, California to purchase the restaurant property in San Marcos, Texas, as described above. In January 1999, the Income Fund reinvested the remaining net proceeds in Ocean Shores Joint Venture, as described above.

   During 1998, 1997, and 1996, certain of our affiliates incurred $125,405, $86,327, and $112,363, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $29,987 and $4,946, respectively, to affiliates for such amounts and accounting and administrative services. As of March 11, 1999, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $1,033,236 at December 31, 1998, from $1,066,237 at December 31, 1997, primarily as a result of a decrease in rents paid in advance at December 31, 1998. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, and during the years ended December 31, 1998 and 1996, cumulative excess operating reserves, the Income Fund declared distributions to the Limited Partners of $3,680,004, $3,600,003, and $3,640,003 for each of the years ended December 31, 1998, 1997, and 1996, respectively. This represents distributions of $0.92, $0.90, $0.91 per unit for the years ended December 31, 1998, 1997, and 1996, respectively. No amounts distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purpose, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarter ended March 31, 1998, the Income Fund and its consolidated joint venture, Allegan Real Estate Joint Venture, owned and leased 39 wholly owned restaurant properties, which included one restaurant property in Sacramento, California, which was sold in January 1998, to operators of fast-food and family-style restaurant chains. During the quarter ended March 31, 1999, the Income Fund and Allegan Real Estate Joint Venture owned and leased 39 wholly owned restaurant properties (which included one restaurant property in Amherst, New York which was sold in March 1999). In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund and Allegan Real Estate Joint Venture earned $725,315 and $806,110, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties. Rental and earned income decreased by approximately $23,600 due to the fact that Brambury Associates, the tenant of the restaurant properties in Lancaster and Amherst, New York, filed for bankruptcy. In connection therewith, they rejected the lease relating to the Lancaster, New York restaurant property and ceased making rental payments on such lease. The lost revenues resulting from this restaurant property could have an adverse effect on the results of operations of the Income Fund if the Income Fund is unable to re-lease the restaurant property in a timely manner. The Income Fund will not recognize rental income relating to this restaurant property until a new tenant is located or until the restaurant property is sold and the proceeds from such sale at reinvested in an additional restaurant property. We are currently seeking either a new tenant or purchaser for this restaurant property. Rental and earned income also decreased by approximately $27,600 during the quarter ended March 31, 1999 due to the fact that the Income Fund sold the restaurant property located in Amherst, New York, as described above in "Liquidity and Capital Resources," and in conjunction therewith, established an allowance for doubtful accounts for rental amounts past due at the time of the sale. The Income Fund will continue to pursue collection of the past due rental amounts and any amounts collected will be recorded as income.

   In addition, rental and earned income decreased by approximately $36,800 due to the fact that in October 1998, Boston Chicken, Inc., the tenant of the Boston Market restaurant property in Homewood, Alabama, filed for bankruptcy and rejected the lease relating to this restaurant property and ceased making rental payments to the Income Fund. The Income Fund will not recognize rental and earned income from this restaurant property until a new tenant for this restaurant property is located or until the restaurant property is sold and the proceeds from such a sale are reinvested in an additional restaurant property. The lost revenues resulting from the rejection of this lease could have an adverse effect on the results of operations of the Income Fund if the Income Fund is not able to re-lease this restaurant property in a timely manner. We are currently seeking either a new tenant or purchaser for this restaurant property.

   Rental and earned income also decreased by $22,400 due to the fact that the leases relating to the Burger King restaurant properties in Irondequoit, New York, Ashland, Ohio and Henderson, North Carolina were amended to provide for rent reductions from August 1998 through the end of the lease term. In addition, rental and earned income decreased by approximately $16,300, as a result of the sale of the restaurant properties in Sacramento, California in January 1998 and Billings, Montana in October 1998. The decrease in rental and earned income was partially offset by an increase in rental and earned income of approximately $8,700 due to the reinvestment of net sales proceeds from the 1998 sale of the restaurant property in Sacramento, California in a restaurant property in San Marcos, Texas and the reinvestment of net sales proceeds from the 1999 sale of the restaurant property in Amherst, New York, in a restaurant property in Fremont, Nebraska.

   The decrease in rental and earned income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, was also partially offset by an increase in rental and earned income of approximately $43,400 relating to the fact that the lease relating to the Perkins restaurant property in Ft. Pierce, Florida, was amended to provide for rent reductions from May 1997 through December 31, 1998. In January 1999, the rents reverted back to the amounts due under the original agreement.

   During the quarters ended March 31, 1999 and 1998, the Income Fund earned $13,714 and $26,472, respectively, in interest and other income. The decrease in interest and other income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1999, was primarily attributable to the fact that during the quarter ended March 31, 1998, the Income Fund earned interest on the net sales proceeds relating to the sale of the restaurant property in Sacramento, California, pending the reinvestment of the net sales proceeds in an additional restaurant property. The net sales proceeds were reinvested in November 1998.

   For the quarter ended March 31, 1999 and 1998, the Income Fund also owned and leased eight restaurant properties indirectly through joint venture arrangements and two restaurant properties as tenants-in-common with certain of our affiliates. For the quarter ended March 31, 1999, the Income Fund also owned and leased one additional restaurant property indirectly through a joint venture arrangement. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $81,404 and $63,134, respectively, attributable to the net income earned by these unconsolidated joint ventures. The increase in net income earned by unconsolidated joint ventures during the quarter ended March 31, 1999, was primarily attributable to the Income Fund investing in a joint venture arrangement, Ocean Shores Joint Venture, in January 1999, with CNL Income Fund XVII, Ltd., one of our affiliates.

   Operating expenses, including depreciation expense, were $192,663 and $113,938 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expense during the quarter ended March 31, 1999 and 1998, respectively. The increase in operating expense during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, was primarily the result of an increase in depreciation expense due to the purchase of the restaurant property in Fremont, Nebraska in March 1999 and the fact that during 1998, the Income Fund reclassified the leases relating to the restaurant properties in Irondequoit, New York, Ashland, Ohio, and Henderson, North Carolina from direct financing leases to operating leases due to lease amendments. The increase in operating expenses was also partially due to the fact that the Income Fund accrued insurance and real estate tax expense as a result of the fact that two tenants filed for bankruptcy, and rejected two leases relating to the restaurant properties in Lancaster, New York and Homewood, Alabama, as described above. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance and maintenance relating to these restaurant properties with rejected leases until replacement tenants or purchasers are located. The Income Fund is currently seeking either replacement tenants or purchasers for these restaurant properties.

   In addition, the increase in operating expenses for the quarter ended March 31, 1999 is partially due to the fact that the Income Fund incurred $33,661 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the Acquisition with APF. If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   As a result of the sale of the restaurant property in Amherst, New York, as described above in "Liquidity and Capital Resources," the Income Fund recorded a gain of $74,640 for financial reporting purposes during the quarter ended March 31, 1999. As a result of the sale of the restaurant property in Sacramento, California, and the sale of the parcel of land in Austin, Texas, the Income Fund recognized a gain of $171,159 for financial reporting purposes for the quarter ended March 31, 1998.

 The Years Ended December 31, 1998, 1997 and 1996

   During 1996, the Income Fund and its consolidated joint venture, Allegan Real Estate Joint Venture, owned and leased 39 wholly-owned restaurant properties, and during 1997, the Income Fund owned and leased 40 wholly-owned restaurant properties (including one restaurant property in Fremont, California, which was sold in September 1997). During 1998, the Income Fund owned and leased 40 wholly-owned restaurant properties (including two restaurant properties sold in 1998). In addition, during 1998, 1997, and 1996, the Income Fund was a co-venturer in two separate joint ventures that each owned and leased one restaurant property and one joint venture which owned and leased six restaurant properties. During 1996, the Income Fund also owned and leased one restaurant property with affiliates as tenants-in-common and during 1997 and 1998, the Income Fund owned and leased two restaurant properties with affiliates as tenants-in-common. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements 48 restaurant properties which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $26,160 to $198,500. The majority of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, a majority of the leases provide that, commencing in specified lease years (ranging from the second to the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund and its consolidated joint venture, Allegan Real Estate Joint Venture, earned $2,710,790, $3,402,320, and $3,481,139, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease during the year ended December 31, 1998, as compared to the year ended December 31, 1997, was partially due to a decrease in rental and earned income of approximately $33,300 due to the fact that the tenant of the restaurant properties in Lancaster and Amherst, New York, filed for bankruptcy and rejected the lease relating to one of the two restaurant properties leased by Brambury Associates. As a result, the tenant ceased making rental payments, on the one rejected lease. The Income Fund wrote off approximately $292,600 of accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles) relating to both restaurant properties. The Income Fund also increased the allowance for doubtful accounts for past due rental amounts for these restaurant properties in the amount of approximately $82,700 for the year ended December 31, 1998, as compared to the increase in allowance for doubtful accounts of approximately $64,600 for the year ended December 31, 1997 due to the fact that collection of such amounts is questionable. The Income Fund continued receiving rental payments relating to the lease that was not rejected until the Income Fund sold this restaurant property in March 1999. The lost revenues resulting from the lease that was rejected, as described above, could have an adverse effect on the results of operations of the Income Fund if the Income Fund is unable to re-lease these restaurant properties in a timely manner. We are currently seeking either a new tenant or purchaser for the restaurant property with the rejected lease. The decrease in rental and earned income during 1997, as compared to 1996, is partially attributable to the Income Fund increasing its allowance for doubtful accounts by approximately $64,600 during 1997, for rental amounts relating to these restaurant properties located in Lancaster and Amherst, New York. Rental and earned income also decreased by approximately $436,600 during 1997, as compared to 1996, due to the fact that the Income Fund sold its restaurant property in Fremont, California in September 1997, as described above in "Liquidity and Capital Resources."

   Additionally, the decrease in rental and earned income during the year ended December 31, 1998, as compared to the year ended December 31, 1997, is partially due to a decrease of approximately $68,800 in rental and earned income due to the fact that the lease relating to the Perkins restaurant property in Ft. Pierce, Florida, was amended to provide for rent reductions from May 1997 through December 31, 1998. Due to the lease amendment and questionable collectibility of future scheduled rent increases from this tenant, the Income Fund increased its reserve for accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles) by approximately $151,800 during 1998, as compared to approximately $28,800 during 1997. In January 1999, the rents reverted back to the amounts due under the original lease agreement. In addition, rental and earned income decreased by approximately $210,100 during the year ended December 31, 1998, as a result of the sale of the restaurant properties in Fremont and Sacramento, California in September 1997 and January 1998 and the sale of the restaurant property in Billings, Montana in October 1998. The decrease in rental and earned income for 1998 was partially offset by the fact that the Income Fund recognized rental income of approximately $143,800 and $28,100 during 1998 and 1997, respectively, due to the reinvestment of a portion of the net sales proceeds from the 1997 sale of the restaurant property in Fremont, California, in a restaurant property in Homewood, Alabama in October 1997.

   In addition, rental and earned income decreased by approximately $3,800 due to the fact that in October 1998, Boston Chicken, Inc., the tenant of the Boston Market restaurant property in Homewood, Alabama, filed for bankruptcy and rejected the lease relating to this restaurant property and ceased making payments to the Income Fund, as described above. In conjunction with the rejected lease, the Income Fund wrote off approximately $13,200 of accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles).

   The decrease in rental and earned income for the year ended December 31, 1998, as compared to the year ended December 31, 1997, is also partially due to a decrease of approximately $39,900 for 1998, due to the fact that the leases relating to the Burger King restaurant properties in Irondequoit, New York, Ashland, Ohio and Henderson, North Carolina were amended to provide for rent reductions from August 1998 through the end of the lease term.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $67,511, $51,678, and $45,126, respectively, in contingent rental income. The increase in contingent rental income during 1998, as compared to 1997, is partially attributable to an (i) increase in gross sales relating to certain restaurant properties during 1998 and due to (ii) adjusting estimated contingent rental amounts accrued at December 31, 1997, to actual amounts during the year ended December 31, 1998. The increase in contingent rental income during 1997, as compared to 1996, is primarily attributable to a change in the percentage rent formula in accordance with the terms of the lease agreement for one of the Income Fund's leases during 1997.

   For the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $292,013, $278,919, and $278,371, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by unconsolidated joint ventures during 1998, as compared to 1997, is primarily attributable to the Income Fund investing in a restaurant property in Miami, Florida, in December 1997, with certain of our affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources."

   During the year December 31, 1998, two lessees of the Income Fund and its consolidated joint venture, Golden Corral Corporation and Foodmaker, Inc., each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from eight restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1998, Golden Corral Corporation was the lessee under leases relating to four restaurants and Foodmaker, Inc. was the lessee under leases relating to six restaurants. It is anticipated that based on the minimum rental payments required by the leases, these two lessees will continue to contribute more than 10% of the Income Fund's total rental income during 1999. In addition, during the year ended December 31, 1998, five restaurant chains, Golden Corral, Hardee's, Burger King, Shoney's and Jack in the Box, each accounted for more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint venture and the Income Fund's share of rental income from eight restaurant properties owned by unconsolidated joint ventures and two restaurant properties owned with affiliates as tenants-in-common). In 1999, it is anticipated that these five restaurant chains will continue to account for more than 10% of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessess or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $507,749, $414,105, and $410,057 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in operating expenses during the year ended December 31, 1998, as compared to the year ended December 31, 1997, is partially the result of an increase in depreciation expense due to the purchase of the restaurant property in Homewood, Alabama, in October 1997 and the fact that during 1998, the Income Fund reclassified the leases relating to the restaurant properties in Irondequoit, New York, Ashland, Ohio, and Henderson, North Carolina from direct financing leases to operating leases due to lease amendments. In addition, the increase in operating expenses is partially due to the fact that the Income Fund recorded legal expenses relating to the restaurant properties in Lancaster and Amherst, New York due to the fact that the tenant of these restaurant properties filed for bankruptcy, as described above.

   In addition, the increase in operating expenses for 1998 is due to the fact that the Income Fund incurred $23,779 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF.

   During 1998, two tenants of the Income Fund, Brambury Associates and Boston Chicken, Inc. filed for bankruptcy and rejected the leases relating to two of their three leases. The Income Fund will incur certain expenses, such as real estate taxes, insurance and maintenance relating to these restaurant properties with rejected leases until replacement tenants or purchasers are located. The Income Fund is currently seeking either replacement tenants or purchasers for these restaurant properties with rejected leases.

   As a result of the sale of the restaurant properties in Sacramento, California and Billings, Montana, and the sale of the parcel of land in Austin, Texas, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $218,960 for financial reporting purposes during the year ended December 31, 1998. As a result of the sale of the restaurant property in Fremont, California, as discussed above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $132,238 for financial reporting purposes for the year ended December 31, 1997. No restaurant properties were sold during the year ended December 31, 1996.

   During the year ended December 31, 1998, the Income Fund recorded a provision for loss on land, building, and impairment in carrying value of net investment in direct financing lease for financial reporting purposes relating to the restaurant properties in Lancaster, New York, Amherst, New York, and Homewood, Alabama. The tenants of these restaurant properties filed for bankruptcy during 1998, and rejected two of the three leases related to these restaurant properties. The allowance represents the difference between the carrying value of the restaurant properties at December 31, 1998, and the estimated net realizable value for these restaurant properties.

   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that we Partners believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.



Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999 the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and certain of our affiliates formed a Year 2000 team for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and other members from certain of our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and restaurant property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress that we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. we and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998....................................................................   F-2

Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................   F-3

Condensed Statements of Cash Flows for the Quarter Ended March 31, 1999
 and 1998................................................................   F-4

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................   F-5

Report of Independent Accountants........................................   F-8

Balance Sheets as of December 31, 1998 and 1997..........................   F-9

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-10

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-11

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-12

Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-13

Unaudited Pro Forma Financial Information................................  F-23

Unaudited Pro Forma Balance Sheet as of March 31, 1999...................  F-24

Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999....................................................................  F-26

Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998....................................................................  F-28

Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999................................................................  F-30

Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998................................................................  F-32

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-34

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,402,126 and $1,329,832
 and allowance for loss on land and building of
 $908,518 in 1999 and 1998............................  $17,362,457 $16,685,182
Net investment in direct financing leases, less
 allowance for impairment in carrying value of $93,328
 in 1998..............................................   10,092,876  10,713,000
Investment in joint ventures..........................    4,196,724   3,421,329
Cash and cash equivalents.............................    1,225,257   1,835,972
Restricted cash.......................................          --      361,403
Receivables, less allowance for doubtful accounts of
 $235,736 and $236,810................................       35,646      81,100
Prepaid expenses......................................       19,847       5,229
Accrued rental income, less allowance for doubtful
 accounts of $275,520 and $269,421....................    1,367,237   1,342,166
Other assets..........................................       35,484      35,484
                                                        ----------- -----------
                                                        $34,335,528 $34,480,865
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    49,902 $     2,403
Accrued and escrowed real estate taxes payable........       30,258      27,418
Distributions payable.................................      900,001     900,001
Due to related party..................................       10,588      29,987
Rents paid in advance and deposits....................      126,906     103,414
                                                        ----------- -----------
  Total liabilities...................................    1,117,655   1,063,223
Minority interest.....................................       64,446      64,745
Partners' capital.....................................   33,153,427  33,352,897
                                                        ----------- -----------
                                                        $34,335,528 $34,480,865
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                           --------------------
                                                             1999       1998
                                                           ---------  ---------
Revenues:
  Rental income from operating leases....................  $ 448,457  $ 447,273
  Earned income from direct financing leases.............    276,858    358,837
  Interest and other income..............................     13,714     26,472
                                                           ---------  ---------
                                                             739,029    832,582
                                                           ---------  ---------
Expenses:
  General operating and administrative...................     50,482     38,237
  Bad debt expense.......................................        --       2,033
  Professional services..................................     10,045      5,199
  Real estate taxes......................................     11,604        --
  State and other taxes..................................     14,577     10,271
  Depreciation...........................................     72,294     58,198
  Transaction costs......................................     33,661        --
                                                           ---------  ---------
                                                             192,663    113,938
                                                           ---------  ---------
Income Before Minority Interest in Income of Consolidated
 Joint Venture, Equity in Earnings of Unconsolidated
 Joint Ventures, and Gain on Sale of Land and Buildings..    546,366    718,644
Minority Interest in Income of Consolidated Joint
 Venture.................................................     (1,879)    (2,186)
Equity in Earnings of Unconsolidated Joint Ventures......     81,404     63,134
Gain on Sale of Land and Buildings.......................     74,640    171,159
                                                           ---------  ---------
Net Income...............................................  $ 700,531  $ 950,751
                                                           =========  =========
Allocation of Net Income:
  General partners.......................................  $   6,261  $   7,796
  Limited partners.......................................    694,270    942,955
                                                           ---------  ---------
                                                           $ 700,531  $ 950,751
                                                           =========  =========
Net Income Per Limited Partner Unit......................  $    0.17  $    0.24
                                                           =========  =========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................  4,000,000  4,000,000
                                                           =========  =========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   229,725  $   208,709
  Net income........................................        6,261       21,016
                                                      -----------  -----------
                                                          235,986      229,725
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   33,123,172   34,945,334
  Net income........................................      694,270    1,857,842
  Distributions ($0.23 and $0.92 per limited partner
   unit, respectively)..............................     (900,001)  (3,680,004)
                                                      -----------  -----------
                                                       32,917,441   33,123,172
                                                      -----------  -----------
Total partners' capital.............................  $33,153,427  $33,352,897
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                           Quarter Ended
                                                             March 31,
                                                      ------------------------
                                                         1999         1998
                                                      -----------  -----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities.......... $   841,122  $ 1,003,374
                                                      -----------  -----------
  Cash Flows from Investing Activities:
    Proceeds from sale of land and buildings.........   1,150,000    1,231,106
    Additions to land and buildings on operating
     leases..........................................  (1,257,217)         --
    Investment in joint venture......................    (802,431)         --
    Decrease (increase) in restricted cash...........     359,990   (1,230,672)
                                                      -----------  -----------
      Net cash provided by (used in) investing
       activities....................................    (549,658)         434
                                                      -----------  -----------
  Cash Flows from Financing Activities:
    Distributions to limited partners................    (900,001)    (900,001)
    Distributions to holder of minority interest.....      (2,178)      (2,196)
                                                      -----------  -----------
      Net cash used in financing activities..........    (902,179)    (902,197)
                                                      -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents.........................................    (610,715)     101,611
Cash and Cash Equivalents at Beginning of Quarter....   1,835,972    1,583,883
                                                      -----------  -----------
Cash and Cash Equivalents at End of Quarter.......... $ 1,225,257  $ 1,685,494
                                                      ===========  ===========
Supplemental Schedule of Non-Cash Financing
 Activities:
  Distributions declared and unpaid at end of
   quarter........................................... $   900,001  $   980,001
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund X, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 88.26% interest in Allegan Real Estate Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

2. Land and Buildings on Operating Leases:

   In March 1999, the Partnership sold its property in Amherst, New York, and received net sales proceeds of $1,150,000 and recorded a gain of $74,640 for financial reporting purposes. In March 1999, the Partnership reinvested the net sales proceeds from the sale of the property in Amherst, New York, plus additional funds, in a Golden Corral property in Fremont, Nebraska (see Note
3).

3. Net Investment in Direct Financing Leases:

   At December 31, 1998, the Partnership had recorded an allowance for impairment in carrying value of $93,328 relating to the Property in Amherst, New York, due to the tenant filing for bankruptcy. The allowance represented the difference between the carrying value of the property at December 31, 1998 and the estimated net realizable value for this property. In March 1999, the Partnership sold this property and received net sales proceeds of $1,150,000 and recorded a gain of $74,640 for financial reporting purposes, resulting in a net loss of approximately $18,700. The building portion of this property had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value), unearned income and the allowance for impairment in carrying value relating to the building were removed from the accounts and the gain from the sale of the property was reflected in income (see Note 2).

4. Investment in Joint Ventures:

   In January 1999, the Partnership entered into a joint venture arrangement, Ocean Shores Joint Venture, with CNL Income Fund XVII, Ltd., an affiliate of the general partners, to hold one restaurant property. The Partnership contributed approximately $802,400 to the joint venture and as of March 31, 1999, owned a 69.06% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures and properties held as tenants-in-common at:

                                                      March 31,  December 31,
                                                        1999         1998
                                                     ----------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation........................ $ 9,633,883 $ 9,340,944
   Net investment in direct financing leases........   1,465,599     657,426
   Cash.............................................       9,741       2,935
   Receivables......................................          32       7,597
   Prepaid expenses.................................       4,159      24,337
   Accrued rental income............................      28,010      19,880
   Liabilities......................................       2,473       3,119
   Partners' capital................................  11,138,951  10,050,000
   Revenues.........................................     302,967   1,115,856
   Net income.......................................     219,991     843,914

   The Partnership recognized income totalling $81,404 and $63,134 for the quarters ended March 31, 1999 and 1998, respectively, from these joint ventures.

5. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,243,243 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $41,779,262 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the Properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

6. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 5 being adjusted to 2,121,622 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners CNL Income Fund X, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund X, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 30, 1999, except for the second paragraph of Note 11 which the date is March 11, 1999 and Note 12 for which the date is June 3, 1999

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $16,685,182 $15,709,899
Net investment in direct financing leases, less
 allowance for impairment in carrying value............  10,713,000  13,460,125
Investment in joint ventures...........................   3,421,329   3,505,326
Cash and cash equivalents..............................   1,835,972   1,583,883
Restricted cash........................................     361,403      92,236
Receivables, less allowance for doubtful accounts of
 $236,810 and $137,856.................................      81,100     123,903
Prepaid expenses.......................................       5,229       5,877
Accrued rental income, less allowance for doubtful
 accounts of $269,421 and $117,593.....................   1,342,166   1,775,374
Other assets...........................................      35,484      33,104
                                                        ----------- -----------
                                                        $34,480,865 $36,289,727
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     2,403 $     6,033
Accrued and escrowed real estate taxes payable.........      27,418      27,784
Distributions payable..................................     900,001     900,001
Due to related parties.................................      29,987       4,946
Rents paid in advance and deposits.....................     103,414     132,419
                                                        ----------- -----------
  Total liabilities....................................   1,063,223   1,071,183
Minority interest......................................      64,745      64,501
Partners' capital......................................  33,352,897  35,154,043
                                                        ----------- -----------
                                                        $34,480,865 $36,289,727
                                                        =========== ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                            -----------------------------------
                                               1998         1997        1996
                                            -----------  ----------  ----------
Revenues:
  Rental income from operating leases.....  $ 1,886,761  $1,896,607  $1,921,562
  Adjustments to accrued rental income....     (457,567)    (28,812)    (88,781)
  Earned income from direct financing
   leases.................................    1,281,596   1,534,525   1,648,358
  Contingent rental income................       67,511      51,678      45,126
  Interest and other income...............      108,481      88,853      75,896
                                            -----------  ----------  ----------
                                              2,886,782   3,542,851   3,602,161
                                            -----------  ----------  ----------
Expenses:
  General operating and administrative....      163,189     153,672     166,049
  Bad debt expense........................        5,887         --          --
  Professional services...................       44,309      26,890      33,692
  Real estate taxes.......................          199       9,703         --
  State and other taxes...................       10,520       9,372       2,357
  Depreciation and amortization...........      259,866     214,468     207,959
  Transaction costs.......................       23,779         --          --
                                            -----------  ----------  ----------
                                                507,749     414,105     410,057
                                            -----------  ----------  ----------
Income Before Minority Interest in Income
 of Consolidated Joint Venture, Equity in
 Earnings of Unconsolidated Joint
 Ventures, Gain on Sale of Land and
 Building and Provision for Loss on Land,
 Building, and Impairment in Carrying
 Value of Net Investment in Direct
 Financing Lease..........................    2,379,033   3,128,746   3,192,104
Minority Interest in Income of
 Consolidated Joint Venture...............       (9,302)     (8,522)     (8,663)
Equity in Earnings of Unconsolidated Joint
 Ventures.................................      292,013     278,919     278,371
Gain on Sale of Land and Building.........      218,960     132,238         --
Provision for Loss on Land, Building, and
 Impairment in Carrying Value of Net
 Investment in Direct Financing Lease.....   (1,001,846)        --          --
                                            -----------  ----------  ----------
Net Income................................  $ 1,878,858  $3,531,381  $3,461,812
                                            ===========  ==========  ==========
Allocation of Net Income:
  General partners........................  $    21,016  $   33,991  $   34,618
  Limited partners........................    1,857,842   3,497,390   3,427,194
                                            -----------  ----------  ----------
                                            $ 1,878,858  $3,531,381  $3,461,812
                                            ===========  ==========  ==========
Net Income Per Limited Partner Unit.......  $      0.46  $     0.87  $     0.86
                                            ===========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding........................    4,000,000   4,000,000   4,000,000
                                            ===========  ==========  ==========

              See accompanying notes to financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $139,100    $40,000,000  $(13,723,133)  $13,773,889 $(4,790,000) $35,400,856
 Distributions to
  limited partners
  ($0.91 per limited
  partner unit).........       --            --             --     (3,640,003)          --          --    (3,640,003)
 Net income.............       --         34,618            --            --      3,427,194         --     3,461,812
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       173,718     40,000,000   (17,363,136)   17,201,083  (4,790,000)  35,222,665
 Distributions to
  limited partners
  ($0.90 per limited
  partner unit).........       --            --             --     (3,600,003)          --          --    (3,600,003)
 Net income.............       --         33,991            --            --      3,497,390         --     3,531,381
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       207,709     40,000,000   (20,963,139)   20,698,473  (4,790,000)  35,154,043
 Distributions to
  limited partners
  ($0.92 per limited
  partner unit).........       --            --             --     (3,680,004)          --          --    (3,680,004)
 Net income.............       --         21,016            --            --      1,857,842         --     1,878,858
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $228,725    $40,000,000  $(24,643,143)  $22,556,315 $(4,790,000) $33,352,897
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $3,382,562  $3,380,391  $3,491,064
 Distributions from unconsolidated joint
  ventures.................................     373,004     353,207     354,648
 Cash paid for expenses....................    (221,284)   (190,902)   (211,345)
 Interest received.........................      70,156      53,721      61,435
                                             ----------  ----------  ----------
  Net cash provided by operating
   activities..............................   3,604,438   3,596,417   3,695,802
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and building...   1,591,794   1,363,805         --
 Additions to land and buildings on
  operating leases.........................  (1,020,329) (1,277,308)       (978)
 Investment in direct financing leases.....         --          --       (1,542)
 Investment in joint venture...............         --     (130,404)   (108,952)
 Increase in restricted cash...............    (237,758)    (89,702)        --
 Other.....................................       3,006         --          --
                                             ----------  ----------  ----------
  Net cash provided by (used in) investing
   activities..............................     336,713    (133,609)   (111,472)
                                             ----------  ----------  ----------
 Cash Flows from Financing Activities:
 Distributions to limited partners.........  (3,680,004) (3,640,002) (3,640,003)
 Distributions to holder of minority
  interest.................................      (9,058)     (8,406)     (7,697)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (3,689,062) (3,648,408) (3,647,700)
                                             ----------  ----------  ----------
Net Increase (Decrease) in Cash and Cash
 Equivalents...............................     252,089    (185,600)    (63,370)
Cash and Cash Equivalents at Beginning of
 Year......................................   1,583,883   1,769,483   1,832,853
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,835,972  $1,583,883  $1,769,483
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $1,878,858  $3,531,381  $3,461,812
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Bad debt expense..........................       5,887         --          --
 Depreciation..............................     259,866     214,468     206,497
 Amortization..............................         --          --        1,462
 Minority interest in income of
  consolidated joint venture...............       9,302       8,522       8,663
 Equity in earnings of unconsolidated joint
  ventures, net of distributions...........      80,991      74,288      75,898
 Gain on sale of land and building.........    (218,960)   (132,238)        --
 Provision for loss on land, building, and
  impairment in carrying value of net
  investment in direct financing lease.....   1,001,846         --          --
 Decrease (increase) in receivables........       8,312     (71,222)     46,834
 Decrease (increase) in prepaid expenses...         648        (374)     (3,852)
 Decrease in net investment in direct
  financing leases.........................     219,237     211,942     160,007
 Decrease (increase) in accrued rental
  income...................................     300,791    (201,022)   (315,029)
 Increase in other assets..................      (2,380)        --          --
 Increase (decrease) in accounts payable
  and accrued expenses.....................      (3,996)    (14,156)     14,318
 Increase (decrease) in due to related
  parties..................................      25,041       3,337      (5,395)
 Increase (decrease) in rents paid in
  advance and deposits.....................      38,995     (28,509)     44,587
                                             ----------  ----------  ----------
  Total adjustments........................   1,725,580      65,036     233,990
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $3,604,438  $3,596,417  $3,695,802
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
 Distributions declared and unpaid at
  December 31..............................  $  900,001  $  900,001  $  940,000
                                             ==========  ==========  ==========

              See accompanying notes to financial statements.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund X, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs. If an impairment is indicated, the assets are adjusted to their fair value.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

continued to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 88.26% interest in Allegan Real Estate Joint Venture using the consolidation method. Minority interest represents the minority joint venture partner's proportionate share of the equity in the Partnership's consolidated joint venture. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in CNL Restaurant Investments III, Williston Real Estate Joint Venture and Ashland Joint Venture, and the property in Clinton, North Carolina, and the property in Miami, Florida, for which each property is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $ 9,741,686  $ 9,947,295
   Buildings..........................................   8,588,903    6,875,851
   Construction in process............................     592,943          --
                                                       -----------  -----------
                                                        18,923,532   16,823,146
   Less accumulated depreciation......................  (1,329,832)  (1,113,247)
                                                       -----------  -----------
                                                        17,593,700   15,709,899
   Less allowance for loss on land and building.......    (908,518)         --
                                                       -----------  -----------
                                                       $16,685,182  $15,709,899
                                                       ===========  ===========

   During 1997, the Partnership sold its property in Fremont, California, to the franchisor, for $1,420,000 and received net sales proceeds of $1,363,805, resulting in a gain of $132,238 for financial reporting purposes. This property was originally acquired by the Partnership in March 1992 and had a cost of approximately $1,116,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $249,700 in excess of its original purchase price. In October 1997, the Partnership reinvested approximately $1,277,300 in a Boston Market property located in Homewood, Alabama.

   In March 1998, a vacant parcel of land relating to the property in Austin, Texas, was sold to a third party who had previously subleased the land from the Partnership's lessee. In connection therewith, the Partnership received net sales proceeds of $68,434 ($68,000 of which had been received and recorded as a deposit in 1995), resulting in a gain of $7,810 for financial reporting purposes.

   During 1998, the Partnership sold two properties for a total of $1,612,000 and received net sales proceeds totalling $1,591,360, resulting in a total gain of $211,150 for financial reporting purposes. These properties were originally acquired by the Partnership in 1991 and 1992 and had total costs of approximately $1,271,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the properties for approximately $320,000 in excess of their original purchase prices. In November 1998, the Partnership reinvested the majority of the net sales proceeds from the sale of its property in Sacramento, California in a Jack in the Box property in San Marcos, Texas.

   During the year ended December 31, 1998, the Partnership recorded a provision for loss on land and building totalling $908,518 for financial reporting purposes relating to the Properties in Lancaster, New York, Amherst, New York and Homewood, Alabama, respectively. The tenants of these Properties filed for

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

bankruptcy during 1998, and rejected the leases related to two of these Properties. The allowance represents the difference between the carrying value of the Properties at December 31, 1998 and the estimated net realizable value for these Properties.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the year ended December 31, 1998, the Partnership recognized a loss of $300,791 (net of $151,828 in reserves and $305,739 in write-offs) and for the years ended December 31, 1997 and 1996, the Partnership recognized income of $201,022 and $315,029, respectively, (net of reserves of $28,812 and $88,781, respectively).

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 1,725,916
   2000.............................................................   1,737,475
   2001.............................................................   1,781,312
   2002.............................................................   1,896,469
   2003.............................................................   1,908,568
   Thereafter.......................................................  13,254,521
                                                                     -----------
                                                                     $22,304,261
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales. These amounts do not include minimum lease payments that will become due when the property under development is completed.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                       1998          1997
                                                   ------------  ------------
   Minimum lease payments receivable.............. $ 18,740,085  $ 25,273,063
   Estimated residual values......................    3,553,036     4,225,008
   Less unearned income...........................  (11,486,793)  (16,037,946)
                                                   ------------  ------------
                                                     10,806,328    13,460,125
   Less allowance for impairment in carrying
    value.........................................      (93,328)          --
                                                   ------------  ------------
   Net investment in direct financing leases...... $ 10,713,000  $ 13,460,125
                                                   ============  ============

   During 1997, the Partnership sold its property in Fremont, California, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payment receivable and estimated residual value) and unearned income relating to this property were removed from the accounts and the gain from the sale relating to the land portion of the property was reflected in income (Note 3).

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   During 1998, the Partnership sold a property, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value) and unearned income relating to the building were removed from the accounts and the gain from the sale of the property was reflected in income (see Note 3).

   During 1998, three of the Partnership's leases were amended and one of the Partnership's leases that was classified as a direct financing lease was rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified the two of the three amended leases and the rejected lease from direct financing leases to operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified leases at the lower of original costs, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1998:

   1999............................................................. $ 1,389,897
   2000.............................................................   1,391,381
   2001.............................................................   1,398,824
   2002.............................................................   1,429,020
   2003.............................................................   1,440,530
   Thereafter.......................................................  11,690,433
                                                                     -----------
                                                                     $18,740,085
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 50 percent, a 10.51%, a 40.95%, and a 13% interest in the profits and losses of CNL Restaurant Investments III, Ashland Joint Venture, Williston Real Estate Joint Venture and a property in Clinton, North Carolina, held as tenants-in-common with affiliates of the general partners. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In December 1997, the Partnership acquired and leased a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 6.69% interest in this property.

   CNL Restaurant Investments III owns and leases six properties to an operator of national fast-food restaurants. Ashland Joint Venture, Williston Real Estate Joint Venture and the Partnership and affiliates as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                         1998        1997
                                                      ----------- -----------
   Land and buildings on operating leases, less
    accumulated depreciation......................... $ 9,340,944 $ 9,573,341
   Net investment in direct financing lease..........     657,426     661,991
   Cash..............................................       2,935       8,197
   Receivables.......................................       7,597      26,766
   Prepaid expenses..................................      24,337      22,852
   Accrued rental income.............................      19,880         --
   Liabilities.......................................       3,119       7,415
   Partners' capital.................................  10,050,000  10,285,732
   Revenues..........................................   1,115,856     930,470
   Net income........................................     843,914     695,878

   The Partnership recognized income totalling $292,013, $278,919, and $278,371 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Restricted Cash:

   As of December 31, 1997, net sales proceeds of $89,702 from the sale of the property in Fremont, California, plus accrued interest of $2,534, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. The funds were released by the escrow agent in 1998 and were used to acquire an additional property. (See Note
3).

   As of December 31, 1998, the net sales proceeds of $359,990 from the sale of a property, plus accrued interest of $1,413 were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property.

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their adjusted capital contributions (the "10% Preferred Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their 10% Preferred Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,680,004, $3,600,003, and $3,640,003, respectively. No distributions have been made to the general partners to date.

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
   Net income for financial reporting
    purposes..............................  $1,878,858  $3,531,381  $3,461,812
   Depreciation for tax reporting purposes
    in excess of depreciation for
    financial reporting purposes..........    (228,986)   (289,098)   (298,518)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes..............................     219,237     211,942     160,007
   Equity in earnings of unconsolidated
    joint ventures for tax reporting
    purposes in excess of equity in
    earnings of unconsolidated joint
    ventures for financial
    reporting purposes....................      12,612      15,294      10,839
   Gain on sale of land and building for
    financial reporting purposes less than
    (in excess of) gain for tax
    reporting purposes....................      65,474     (42,996)        --
   Allowance for loss on land and
    building..............................   1,001,846         --          --
   Allowance for doubtful accounts........      98,954     133,428         --
   Accrued rental income..................     300,791    (201,022)   (315,029)
   Rents paid in advance..................      38,995     (22,593)     45,447
   Minority interest in timing differences
    of consolidated joint venture.........         413       1,461       2,184
   Capitalization of transaction costs for
    tax reporting purposes................      23,779         --          --
   Other..................................         --          --       (7,738)
                                            ----------  ----------  ----------
   Net income for federal income tax
    purposes..............................  $3,411,973  $3,337,797  $3,059,004
                                            ==========  ==========  ==========

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures, but not in excess of competitive fees for comparable services. These fees will be incurred and will be payable only after the limited partners receive their 10% Preferred Return. Due to the fact that these fees are noncumulative, if the limited partners do not receive their 10% Preferred Return in any particular year, no management fees will be due or payable for such year. As a result of such threshold, no management fees were incurred during the years ended December 31, 1998, 1997, and 1996.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. In addition, the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $105,445, $87,967, and $94,496 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1997, the Partnership acquired a property for a purchase price of $1,277,300 from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997, totalled $29,987 and $4,946, respectively.

                          CNL INCOME FUND X, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Golden Corral Corporation........................ $578,430 $548,399 $568,164
   Foodmaker, Inc...................................  436,577  646,477  684,277
   Flagstar Enterprises, Inc. (and Denny's Inc.
    during the years ended December 31, 1997 and
    1996)...........................................      N/A  602,913  668,919

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from unconsolidated joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
   Burger King...................................... $758,178 $777,378 $714,792
   Golden Corral Family Steakhouse Restaurants......  578,430  548,399  568,164
   Shoney's.........................................  440,333  441,052  439,330
   Jack in the Box..................................  436,577  646,477  684,277
   Hardees..........................................  400,716  403,882  468,037
   Perkins..........................................      N/A      N/A  393,046

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

11. Subsequent Events:

   In January 1999, the Partnership used the net proceeds from the sales of properties during 1998 and 1997 to enter into a joint venture arrangement, Ocean Shores Joint Venture, with an affiliate of the general partners, to hold one restaurant property. The Partnership contributed approximately $802,400 to acquire the restaurant property. The Partnership owns a 69.06% interest in the profits and losses of the joint venture. The Partnership will account for its investment in this joint venture under the equity method since the Partnership will share control with an affiliate.

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,243,243 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF'smost recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $41,779,262 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,121,622 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                          Property                                  Historical
                                        Acquisition                                    CNL
                           Historical    Pro Forma                     Historical   Financial
                              APF       Adjustments        Subtotal     Advisor   Services, Inc.
                          ------------  ------------     ------------  ---------- --------------
        ASSETS:
Land and Buildingon
 operating leases (net
 depreciation)..........   475,787,661   58,749,637 (A)   534,537,298           0            0
Net Investment in Direct
 Financing Leases.......   123,270,117            0       123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740            0        41,269,740           0            0
Other Investments.......    16,199,792            0        16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564            0         1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)    10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0         2,007,278           0            0
Receivables (net
 allowances)/Due from
 Related Party..........       548,862            0           548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334            0         5,007,334           0            0
Other Assets............     7,723,678            0         7,723,678     490,141      298,498
Goodwill................             0            0                 0           0            0
                          ------------  -----------      ------------  ----------   ----------
 Total Assets...........  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406
                          ============  ===========      ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $         0      $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs Payable..........    10,172,169            0        10,172,169           0            0
Distributions Payable...             0            0                 0     119,808            0
Due to Related Parties..       148,629            0           148,629           0      563,724
Income Tax Payable......             0            0                 0           0            0
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)    67,806,518     386,229            0
Deferred Income.........     2,052,530            0         2,052,530           0            0
Rents Paid in Advance...     1,340,636            0         1,340,636           0            0
Minority Interest.......       280,970            0           280,970           0            0
Common Stock............       373,483            0           373,483           0            0
Common Stock--Class A...             0            0                 0       6,400        2,000
Common Stock--Class B...             0            0                 0       3,600          724
Additional Paid-in-
 capital................   670,005,177            0       670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0       (13,293,639)  2,514,205      134,080
Partners Capital........             0            0                 0           0            0
                          ------------  -----------      ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406
                          ============  ===========      ============  ==========   ==========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                           Historical
                              CNL       Combining                        Historical CNL
                           Financial    Pro Forma                         Income Funds   Pro Forma           Adjusted
                             Corp.     Adjustments        Combined APF      X, Ltd.     Adjustments         Pro Forma
                          ------------ ------------      --------------  -------------- ------------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298    17,362,457      9,390,389 (B2)    561,290,144
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117    10,092,876      2,395,937 (B2)    135,758,930
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027           --               0         289,166,027
Other Investments.......     6,353,482            0          22,553,274             0              0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564     4,196,724      1,660,495 (B2)      6,940,783
Cash and Cash
 Equivalents............     4,896,688   (7,957,744)(B1)      8,786,071     1,225,257     (2,745,256)(B2)      6,785,072
                                                                                            (481,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521           --               0           2,860,521
Receivables (net
 allowances) Due from
 Related Party..........     1,969,339     (148,629)(C)      14,969,032        35,646        (10,588)(E)      14,994,090
Accrued Rental Income...             0            0           5,007,334     1,367,237     (1,367,237)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835        55,331        (55,331)(B2)      8,450,835
Goodwill................             0   42,826,762 (B1)     42,826,762             0              0          42,826,762
                          ------------ ------------      --------------   -----------   ------------      --------------
 Total Assets...........  $264,700,433 $ 31,927,513      $1,053,510,835   $34,335,528   $  8,787,409      $1,096,633,772
                          ============ ============      ==============   ===========   ============      ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055   $    80,160   $          0      $    6,039,215
Accrued Construction
 Costs Payable..........             0            0          10,172,169             0              0          10,172,169
Distributions Payable...             0            0             119,808       900,001              0           1,019,809
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405        10,588        (10,588)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0             0              0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228             0              0         295,130,228
Deferred Income.........             0            0           2,052,530             0              0           2,052,530
Rents Paid in Advance...             0            0           1,340,636       126,906              0           1,467,542
Minority Interest.......             0            0             280,970        64,446              0             345,416
Common Stock............             0       61,500 (B1)        434,983             0         20,976 (B2)        455,959
Common Stock--Class A...           200       (8,600)(B1)              0             0              0                   0
Common Stock--Class B...           501       (4,825)(B1)              0             0              0                   0
Additional Paid-in-
 capital................     3,937,095  122,938,500 (B1)    792,943,677             0     41,930,448 (B2)    834,500,639
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (86,797,626)            0              0         (86,797,626)
                                        (73,775,728)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0    33,153,427    (33,153,427)(B2)              0
                          ------------ ------------      --------------   -----------   ------------      --------------
 Total Liabilities and
  Equity                  $264,700,433 $ 31,927,513      $1,053,510,835   $34,335,528   $  8,787,409      $1,096,633,772
                          ============ ============      ==============   ===========   ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                        Property                                              Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  -----------    -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0
 Fees...................            0           0               0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763           0       2,214,763      47,213       129,362    5,233,919
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269           0       1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364           0         697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0           0               0      23,326       292,575            0
 Interest Expense.......            0           0               0      50,730             0    4,769,268
 State Taxes............      235,208           0         235,208           0             0            0
 Depreciation--Other....            0           0               0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813     349,465(a)    1,898,278           0             0            0
 Amortization...........        7,368           0           7,368           0             0            0
 Transaction Costs......      125,926           0         125,926           0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271           0          17,271           0             0            0
 Gain on Sale of
  Properties............            0           0               0           0             0            0
 Provision For Loss on
  Properties............     (215,797)          0        (215,797)          0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0           0               0     127,496        48,017       73,166
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========  ==========     ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........        50.03x        n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401         n/a      37,347,401         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464         n/a      37,348,464         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining
                           Pro Forma           Combined      Historical CNL     Pro Forma           Adjusted
                          Adjustments             APF      Income Fund X, Ltd. Adjustments         Pro Forma
                          -----------         -----------  ------------------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161       $ 725,315          66,794 (j)     $ 15,315,270
 Fees...................   (2,450,663)(b),(c)   1,256,304               0         (11,668)(k)        1,244,636
 Interest and Other
  Income................       62,068 (d)       7,687,325          13,714               0            7,701,039
                          -----------         -----------       ---------       ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790       $ 739,029       $  55,126         $ 24,260,945
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012          72,131         (29,663)(l),(m)    4,711,480
 Management and Advisory
  Fees..................   (1,308,560)(f)               0               0               0 (n)                0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115               0               0               23,115
 Interest Expense.......            0           4,819,998               0               0            4,819,998
 State Taxes............            0             235,208          14,577           8,653 (o)          258,438
 Depreciation--Other....            0              65,819               0               0               65,819
 Depreciation--
  Property..............            0           1,898,278          72,294          39,234 (p)        2,009,806
 Amortization...........      535,335 (h)         542,703               0               0              542,703
 Transaction Costs......            0             125,926          33,661               0              159,587
                          -----------         -----------       ---------       ---------         ------------
 Total Expenses.........   (1,443,745)         12,380,059         192,663          18,224           12,590,946
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $  (944,850)        $11,086,731       $ 546,366       $  36,902         $ 11,669,999
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271          79,525         (14,244)(q)           82,552
 Gain on Sale of
  Properties............            0                   0          74,640               0               74,640
 Provision For Loss on
  Properties............            0            (215,797)              0               0             (215,797)
                          -----------         -----------       ---------       ---------         ------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...     (944,850)         10,888,205         700,531          22,658           11,611,394
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0               0               0                    0
                          -----------         -----------       ---------       ---------         ------------
Net Earnings (Losses)...  $(1,193,529)        $10,888,205       $ 700,531       $  22,658         $ 11,611,394
                          ===========         ===========       =========       =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a       $    0.18       $     n/a         $       0.25
                          ===========         ===========       =========       =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a       $    8.29       $     n/a         $      16.42
                          ===========         ===========       =========       =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a       $    0.23       $     n/a         $        n/a
                          ===========         ===========       =========       =========         ============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a             n/a             n/a                3.28x
                          ===========         ===========       =========       =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a       4,000,000             n/a                  n/a
                          ===========         ===========       =========       =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401             n/a       2,097,571           45,594,972 (r)
                          ===========         ===========       =========       =========         ============
Shares Outstanding......    6,150,000          43,498,464             n/a       2,097,571           45,596,035
                          ===========         ===========       =========       =========         ============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                          $(22,787,702)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                            42,571,895
                                                                                                  ------------
Adjusted Pro Forma
 Distributions Declared:                                                                          $ 19,784,193 (s)
                                                                                                  ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                          $911,899,445 (t)
                                                                                                  ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                          $        217 (u)
                                                                                                  ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                         Property                                               Historical
                                       Acquisition                               Historical CNL     CNL
                          Historical    Pro Forma                   Historical     Financial     Financial
                              APF      Adjustments      Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  ------------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a)  $55,049,526  $         0    $        0   $         0
 Fees...................            0            0               0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0       9,057,376      145,016       574,078    22,238,311
                          -----------  -----------     -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865     $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0       2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0       1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0               0    1,247,278     1,773,406             0
 Interest Expense.......            0            0               0      148,415             0    21,350,174
 State Taxes............      548,320            0         548,320       19,126             0             0
 Depreciation--Other....            0            0               0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)    6,931,658            0             0             0
 Amortization...........       11,808            0          11,808       57,077             0        95,116
 Transaction Costs......      157,054            0         157,054            0             0             0
                          -----------  -----------     -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368      12,298,325   11,435,228     7,966,916    25,677,829
Operating
 Earnings(Losses) Before
 Equity in Earnings of
 Joint Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497     $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0         (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0               0            0             0             0
 Gain on
  Securitization........            0            0               0            0             0     3,694,351
 Other Expenses.........            0            0               0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0        (611,534)           0             0             0
                          -----------  -----------     -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   32,152,408   19,030,497      51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0               0   (6,957,472)      305,641      (246,603)
                          -----------  -----------     -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497     $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========     ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a     $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a     $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a     $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........        79.97x         n/a             n/a          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a             n/a          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,571,271      34,219,490          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757      37,372,684          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                                                    Historical
                                                   Combining                        CNL Income
                                                   Pro Forma            Combined     Fund X,     Pro Forma
                                                  Adjustments              APF         Ltd.     Adjustments
                                                  ------------         -----------  ----------  -----------
Revenues:
 Rental and Earned Income.....................    $          0         $55,049,526  $2,778,301   $ 267,176 (j)
 Fees.........................................     (32,715,768)(b),(c)   3,226,263           0     (34,727)(k)
 Interest and Other Income....................         207,144 (d)      32,221,925     108,481           0
                                                  ------------         -----------  ----------   ---------
 Total Revenue................................    $(32,508,624)        $90,497,714  $2,886,782   $ 232,449
Expenses:
 General and Administrative...................      (4,241,719)(e)      15,939,556     213,584     (84,885)(l),(m)
 Management and Advisory Fees.................      (4,658,434)(f)               0           0           0 (n)
 Fees to Related Parties......................      (2,161,897)(g)         858,787           0           0
 Interest Expense.............................               0          21,498,589           0           0
 State Taxes..................................               0             567,446      10,520      13,045 (o)
 Depreciation--Other..........................               0             199,157           0           0
 Depreciation--Property.......................        (340,898)(r)       6,590,760     259,866     156,936 (p)
 Amortization.................................       2,141,338 (h)       2,305,339           0           0
 Transaction Costs............................               0             157,054      23,779           0
                                                  ------------         -----------  ----------   ---------
 Total Expenses...............................      (9,261,610)         48,116,688     507,749      85,096
Operating Earnings(Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties, and
 Provision for Losses on Properties...........    $(23,247,014)        $42,381,026  $2,379,033   $ 147,353
 Equity in Earnings of Joint Venture/Minority
  Interest....................................               0             (14,138)    282,711     (56,976)(q)
 Gain on Sale of Properties...................               0                   0     218,960           0
 Gain on Securitization.......................               0           3,694,351           0           0
 Other Expenses...............................               0                   0           0           0
 Provision For Loss on Properties.............               0            (611,534) (1,001,846)          0
                                                  ------------         -----------  ----------   ---------
Net Earnings (Losses) Before
 Benefit/(Provision) for Federal Income
 Taxes........................................     (23,247,014)         45,449,705   1,878,858      90,377
 Benefit/(Provision) for Federal Income
  Taxes.......................................       6,898,434 (i)               0           0           0
                                                  ------------         -----------  ----------   ---------
Net Earnings (Losses).........................    $(16,348,580)        $45,449,705  $1,878,858   $  90,377
                                                  ============         ===========  ==========   =========
Earnings Per Share/Unit.......................    $        n/a         $       n/a  $     0.47   $     n/a
                                                  ============         ===========  ==========   =========
Book Value Per Share/Unit.....................    $        n/a         $       n/a  $     8.34   $     n/a
                                                  ============         ===========  ==========   =========
Dividends Per Share/Unit......................    $        n/a         $       n/a  $     0.90   $     n/a
                                                  ============         ===========  ==========   =========
Ratio of Earnings to Fixed Charges............             n/a                 n/a         n/a         n/a
                                                  ============         ===========  ==========   =========
Wtd. Avg. Units Outstanding...................             n/a                 n/a   4,000,000         n/a
                                                  ============         ===========  ==========   =========
Wtd. Avg. Shares Outstanding..................       6,150,000          40,369,490         n/a   2,097,571
                                                  ============         ===========  ==========   =========
Shares Outstanding............................       6,150,000          43,522,684         n/a   2,097,571
                                                  ============         ===========  ==========   =========
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from Statement
  of Cashflows................................
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable..........
 Addback Pro Forma Investments in Notes
  Receivable..................................
Adjusted Pro Forma Distributions Declared:
Pro Forma Wtd. Avg. Dollars Outstanding.......
Pro Forma Cash Distributions Declared per
 $10,000 Investment...........................
                                                    Adjusted
                                                   Pro Forma
                                                  ----------------
Revenues:
 Rental and Earned Income.....................    $ 58,095,003
 Fees.........................................       3,191,536
 Interest and Other Income....................      32,330,406
                                                  ----------------
 Total Revenue................................    $ 93,616,945
Expenses:
 General and Administrative...................      16,068,255
 Management and Advisory Fees.................               0
 Fees to Related Parties......................         858,787
 Interest Expense.............................      21,498,589
 State Taxes..................................         591,011
 Depreciation--Other..........................         199,157
 Depreciation--Property.......................       7,007,562
 Amortization.................................       2,305,339
 Transaction Costs............................         180,833
                                                  ----------------
 Total Expenses...............................      48,709,533
Operating Earnings(Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties, and
 Provision for Losses on Properties...........    $ 44,907,412
 Equity in Earnings of Joint Venture/Minority
  Interest....................................         211,597
 Gain on Sale of Properties...................         218,960
 Gain on Securitization.......................       3,694,351
 Other Expenses...............................               0
 Provision For Loss on Properties.............      (1,613,380)
                                                  ----------------
Net Earnings (Losses) Before
 Benefit/(Provision) for Federal Income
 Taxes........................................      47,418,940
 Benefit/(Provision) for Federal Income
  Taxes.......................................               0
                                                  ----------------
Net Earnings (Losses).........................    $ 47,418,940
                                                  ================
Earnings Per Share/Unit.......................    $       1.12
                                                  ================
Book Value Per Share/Unit.....................       $   16.46
                                                  ================
Dividends Per Share/Unit......................    $        n/a
                                                  ================
Ratio of Earnings to Fixed Charges............           3.15x
                                                  ================
Wtd. Avg. Units Outstanding...................             n/a
                                                  ================
Wtd. Avg. Shares Outstanding..................      42,467,061 (s)
                                                  ================
Shares Outstanding............................    $ 45,620,255
                                                  ================
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from Statement
  of Cashflows................................    $ 59,331,097
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable..........    (265,871,668)
 Addback Pro Forma Investments in Notes
  Receivable..................................     288,590,674
                                                  ----------------
Adjusted Pro Forma Distributions Declared:        $ 82,050,103 (t)
                                                  ================
Pro Forma Wtd. Avg. Dollars Outstanding.......    $849,341,219 (u)
                                                  ================
Pro Forma Cash Distributions Declared per
 $10,000 Investment...........................    $        966 (v)
                                                  ================

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                   Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $   (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0               0
 Amortization expense...          7,368             0             7,368            0       26,238         424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0               0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0         (73,166)
 Gain on
  securitization........              0             0                 0            0            0               0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0               0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)         (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0               0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0        (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0     (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0       6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0        (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0          55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811               0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0               0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0               0
 Decrease (increase) in
  intangibles and other
  assets................            --            --                --       (30,554)         --            7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)       (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0               0
 Decrease in accrued
  interest..............              0             0                 0            0            0        (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365             0           386,365            0            0               0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0               0
                          -------------  ------------     -------------  -----------    ---------    ------------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)    (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)    (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0               0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)              0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0               0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0               0
 Acquisition of
  businesses............            --            --                --           --           --              --
 Purchase of other
  investments...........              0             0                 0            0            0               0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0               0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0         134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0               0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0               0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0               0
 Collection on notes
  receivable............        239,596             0           239,596            0            0               0
 Decrease in restricted
  cash..................              0             0                 0            0            0               0
 Increase in intangibles
  and other assets......              0             0                 0            0            0               0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0               0
 Other..................              0             0                 0            0            0               0
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)        134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572               0
 Contributions from
  limited partners......              0             0                 0            0            0               0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0               0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763            0            0      49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)    (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0               0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0               0
 Distributions to
  limited partners......              0             0                 0            0            0               0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0               0
 Other..................       (200,234)            0          (200,234)           0            0          (9,602)
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722    1,288,673       18,187      39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)      2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573       2,526,078
                          -------------  ------------     -------------  -----------    ---------    ------------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $  4,896,688
                          =============  ============     =============  ===========    =========    ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining
                           Pro Forma                      Historical   Pro Forma        Adjusted
                          Adjustments     Combined APF   Income Funds Adjustments       Pro Forma
                          -----------     -------------  ------------ -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,193,529)(a) $  10,888,205   $  700,531  $    22,658(a)  $  11,611,394
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0         1,937,859       72,294       39,234 (b)     2,049,387
 Amortization expense...      535,335 (c)       993,638            0            0           993,638
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763        1,879            0             9,642
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234       27,036       14,244 (d)        64,514
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                 0      (74,640)           0           (74,640)
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631            0            0           142,631
 Gain on
  securitization........            0                 0            0            0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0            0            0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)      46,867            0          (662,748)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0            0            0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0          (449,580)           0            0          (449,580)
 Investment in notes
  receivable............            0       (42,571,895)           0            0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907            0            0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)           0            0          (402,461)
 Decrease in due from
  related party.........            0            55,382            0            0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359      (14,618)           0            14,741
 Decrease in net
  investment in direct
  financing leases......            0           787,375       52,412            0           839,787
 Increase in accrued
  rental income.........            0        (1,047,421)     (25,071)           0        (1,072,492)
 Decrease (increase) in
  intangibles and other
  assets................            0           (22,612)           0            0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)      50,339            0          (717,928)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0            97,403      (19,399)           0            78,004
 Decrease in accrued
  interest..............            0          (362,877)           0            0          (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0           386,365       23,492            0           409,857
 Increase (decrease) in
  deferred rental
  income................            0           862,647            0            0           862,647
                          -----------     -------------   ----------  -----------     -------------
 Total adjustments......      535,335       (34,593,165)     140,591       53,478       (34,399,096)
                          -----------     -------------   ----------  -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)     841,122       76,136       (22,787,702)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                 0    1,150,000            0         1,150,000
 Additions to land and
  buildings on operating
  leases................                   (135,820,136)  (1,257,217)                  (137,077,353)
 Investment in direct
  financing leases......            0       (29,608,346)           0            0       (29,608,346)
 Investment in joint
  venture...............            0          (117,662)    (802,431)           0          (920,093)
 Acquisition of
  businesses............   (7,957,745)(f)    (7,957,745)               (2,745,255)(g)   (11,184,000)
                                                                         (481,000)(g)
 Purchase of other
  investments...........            0                 0            0            0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                 0            0            0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0           134,981            0            0           134,981
 Investment in mortgage
  notes receivable......            0        (1,388,463)           0            0        (1,388,463)
 Collections on mortgage
  note receivable.......            0            75,010            0            0            75,010
 Investment in notes
  receivable............            0        (1,087,483)           0            0        (1,087,483)
 Collection on notes
  receivable............            0           239,596            0            0           239,596
 Decrease in restricted
  cash..................            0                 0      359,990            0           359,990
 Increase in intangibles
  and other assets......            0                 0            0            0                 0
 Investment in
  certificates of
  deposit...............            0                 0            0            0                 0
 Other..................            0                 0            0            0                 0
                          -----------     -------------   ----------  -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (7,957,745)     (175,530,248)    (549,658)  (3,226,255)     (179,306,161)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0         1,519,980            0            0         1,519,980
 Contributions from
  limited partners......            0                 0            0            0                 0
 Contributions from
  holder of minority
  interest..............            0                 0            0            0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0        (1,142,237)           0            0        (1,142,237)
 Payment of stock
  issuance costs........            0          (722,001)           0            0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0       119,974,697            0            0       119,974,697
 Payment on line of
  credit/notes payable..            0       (22,874,147)           0            0       (22,874,147)
 Retirement of shares of
  common stock..........            0                 0            0            0                 0
 Distributions to
  holders of minority
  interest..............            0            (8,610)      (2,178)           0           (10,788)
 Distributions to
  limited partners......            0                 0     (900,001)           0          (900,001)
 Distributions to
  stockholders..........            0       (14,237,405)           0            0       (14,237,405)
 Other..................            0          (209,836)           0            0          (209,836)
                          -----------     -------------   ----------  -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        82,300,441     (902,179)           0        81,398,262
Net increase in cash....   (8,615,939)     (116,934,767)    (610,715)  (3,150,119)     (120,695,601)
Cash at beginning of
 year...................            0       127,401,796    1,835,972            0       129,237,768
                          -----------     -------------   ----------  -----------     -------------
Cash at end of year.....  $(8,615,939)    $  10,467,029   $1,225,257  $(3,150,119)    $   8,542,167
                          ===========     =============   ==========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                                         Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  32,152,408  $ 19,030,497 (a) $  51,182,905  $10,656,379     $(468,133)  $     427,134
Adjustments to reconcile
 net income(loss) to net
 cash provided by (used
 in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                          11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                          30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                        (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in ........              0                               0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                         611,534            0             0         398,042
 Gain on
  securitization........              0                               0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                               0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                         899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                               0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                               0            0             0               0
 Investment in notes
  receivable............              0                               0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                               0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                               0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                               0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                               0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                       1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                     (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                        (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                         467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                          31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                               0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                         436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                         693,372            0             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867     2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) operating
  activities............     39,116,275    21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                       2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                    (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                       (974,696)           0             0               0
 Acquisition of
  businesses............
 Purchase of other
  investments...........    (16,083,055)                    (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                               0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                               0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                     (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                         291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                     (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                       1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                               0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                     (6,281,069)           0             0               0
                                      0                               0            0             0               0
 Other..................              0                               0      200,000             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) investing
  activities............   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                     385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                               0            0             0               0
                                      0                               0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                     (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                    (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    33,656,518 (e)    41,348,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                         (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                       (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                        (34,073)           0             0               0
 Distributions to
  limited partners......              0                               0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                    (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                        (95,101)           0            24      (2,500,011)
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase (decrease)
 in cash................     75,613,060    (3,173,254)       72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                      47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $ (3,173,254)    $ 120,026,583  $   713,308       962,573       2,526,078
                          =============  ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                       Historical
                           Pro Forma         Combined      CNL Income   Pro Forma        Adjusted
                          Adjustments           APF        FundX, Ltd. Adjustments       Pro Forma
                          ------------     -------------  ------------ -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(16,348,580)(a) $  45,449,705   $1,878,858  $    90,377 (a) $  47,418,940
Adjustments to reconcile
 net income(loss) to net
 cash provided by(used
 in) operating
 activities:
 Depreciation...........      (340,898)(b)     6,789,917      259,866      156,936 (b)     7,206,719
 Amortization expense...     2,141,338 (c)     4,455,422            0                      4,455,422
 Minority interest in
  income of consolidated
  joint venture.........                          30,156        9,302                         39,458
 Equity in earnings of
  joint ventures, net of
  distributions.........                         (15,440)      80,991       56,976 (d)       122,527
 Loss(gain) on sale of
  land, building, net
  investment in ........                               0     (218,960)                      (218,960)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                       1,009,576    1,001,846                      2,011,422
 Gain on
  securitization........                      (3,356,538)           0                     (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                     265,871,668            0                    265,871,668
 Decrease(increase) in
  other receivables.....                      (2,543,413)      14,199                     (2,529,214)
 Increase in accrued
  interest income
  included in notes
  receivable............                        (170,492)           0                       (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                               0            0                              0
 Investment in notes
  receivable............                    (288,590,674)           0                   (288,590,674)
 Collections on notes
  receivable............                      23,539,641            0                     23,539,641
 Decrease in restricted
  cash..................                       2,504,091            0                      2,504,091
 Decrease(increase) in
  due from related
  party.................                        (953,688)           0                       (953,688)
 Increase in prepaid
  expenses..............                           7,246          648                          7,894
 Decrease in net
  investment in direct
  financing leases......                       1,971,634      219,237                      2,190,871
 Increase in accrued
  rental income.........                      (2,187,652)     300,791                     (1,886,861)
 Increase in intangibles
  and other assets......                        (154,351)      (2,380)                      (156,731)
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities...........                         846,680       (3,996)                       842,684
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                        (133,364)      25,041                       (108,323)
 Increase in accrued
  interest..............                         (77,968)           0                        (77,968)
 Increase in rents paid
  in advance and
  deposits..............                         436,843       38,995                        475,838
 Decrease in deferred
  rental income.........                         693,372            0                        693,372
                          ------------     -------------   ----------  -----------     -------------
 Total adjustments......     1,800,440         9,972,666    1,725,580      213,912        11,912,158
                          ------------     -------------   ----------  -----------     -------------
 Net cash provided by
  (used in) operating
  activities............   (14,548,140)       55,422,371    3,604,438      304,289        59,331,098
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                       2,385,941    1,591,794                      3,977,735
 Additions to land and
  buildings on operating
  leases................                    (259,469,347)  (1,020,329)                  (260,489,676)
 Investment in direct
  financing leases......                     (47,115,435)           0                    (47,115,435)
 Investment in joint
  venture...............                        (974,696)           0                       (974,696)
 Acquisition of
  businesses............    (7,957,745)(f)    (7,957,745)               (2,745,255)(g)   (11,184,000)
                                                                          (481,000)(g)
 Purchase of other
  investments...........                     (16,083,055)           0                    (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                         295,514            0                        295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................                         212,821            0                        212,821
 Investment in mortgage
  notes receivable......                      (2,886,648)           0                     (2,886,648)
 Collections on mortgage
  note receivable.......                         291,990            0                        291,990
 Investment in equipment
  notes receivable......                      (7,837,750)           0                     (7,837,750)
 Collections on
  equipment notes
  receivable............                       3,046,873            0                      3,046,873
 Decrease in restricted
  cash..................                               0     (237,758)                      (237,758)
 Increase in intangibles
  and other assets......                      (6,281,069)           0                     (6,281,069)
                                                       0            0                              0
 Other..................                         200,000        3,006                        203,006
                          ------------     -------------   ----------  -----------     -------------
 Net cash provided by
  (used in) investing
  activities............    (7,957,745)     (342,172,606)     336,713   (3,226,255)     (345,062,148)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                     386,592,011            0                    386,592,011
 Contributions from
  limited partners......                               0            0                              0
                                                       0            0                              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                      (4,574,925)           0                     (4,574,925)
 Payment of stock
  issuance costs........                     (34,579,650)           0                    (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                     455,102,478            0                    455,102,478
 Payment on line of
  credit/notes payable..                    (411,813,826)           0                   (411,813,826)
 Retirement of shares of
  common stock..........                        (639,528)           0                       (639,528)
 Distributions to
  holders of minority
  interest..............                         (34,073)      (9,058)                       (43,131)
 Distributions to
  limited partners......                               0   (3,680,004)                    (3,680,004)
 Distributions to
  stockholders..........                     (48,813,637)           0                    (48,813,637)
 Other..................                      (2,595,088)           0                     (2,595,088)
                          ------------     -------------   ----------  -----------     -------------
 Net cash provided
  by(used in) financing
  activities............             0       338,643,762   (3,689,062)           0       334,954,700
Net increase (decrease)
 in cash................   (22,505,885)       51,893,527      252,089   (2,921,966)       49,223,650
Cash at beginning of
 year...................                      49,829,130    1,583,883                     51,413,013
                          ------------     -------------   ----------  -----------     -------------
Cash at end of year.....   (22,505,885)      101,722,657   $1,835,972  $(2,921,966)    $ 100,636,663
                          ============     =============   ==========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                      PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

     (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

     (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                             CNL
                                          Financial
                                          Services
                               Advisor      Group     Income Fund     Total
                             ----------- -----------  -----------  ------------
   Shares Offered..........    3,800,000   2,350,000  2,097,571.2   8,247,571.2
   Exchange Value..........  $        20 $        20  $        20  $         20
                             ----------- -----------  -----------  ------------
   Share Consideration.....  $76,000,000 $47,000,000  $41,951,424  $164,951,424
   Cash Consideration......          --          --       481,000       481,000
   APF Transaction Costs...    4,916,980   3,040,764    2,745,256    10,703,000
                             ----------- -----------  -----------  ------------
     Total Purchase Price..  $80,916,980 $50,040,764  $45,177,680  $176,135,424
                             =========== ===========  ===========  ============
   Allocation of Purchase
    Price:
   Net Assets--Historical..  $ 7,141,252 $10,006,878  $33,153,427  $ 50,301,557
   Purchase Price
    Adjustments:
   Land and buildings on
    operating leases.......                             9,390,389     9,390,389
   Net investment in direct
    financing leases.......                             2,395,937     2,395,937
   Investment in joint
    ventures...............                             1,660,495     1,660,495
   Accrued rental income...                            (1,367,237)   (1,367,237)
   Intangibles and other
    assets.................               (2,792,876)     (55,331)   (2,848,207)
   Goodwill*...............               42,826,762          --     42,826,762
   Excess purchase price...   73,775,728         --           --     73,775,728
                             ----------- -----------  -----------  ------------
     Total Allocation......  $80,916,980 $50,040,764  $45,177,680  $176,135,424
                             =========== ===========  ===========  ============

  --------

  * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

     The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,775,728 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,826,762 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)


   1. Common Stock (CFA, CFS, CFC)--Class A.............      8,600
    Common Stock (CFA, CFS, CFC)--Class B...............      4,825
    APIC (CFA, CFS, CFC)................................ 13,857,645
    Retained Earnings...................................  3,277,060
    Accumulated distributions in excess of earnings..... 73,775,728
    Goodwill for CFC (Intangibles and other assets)..... 42,826,762
     CFC/CFS Org Costs/Other Assets.....................              2,792,876
     Cash to pay APF transaction costs..................              7,957,744
     APF Common Stock...................................                 61,500
     APF APIC...........................................            122,938,500
    (To record acquisition of CFA, CFS and CFC)

   2. Partners Capital.................................... 33,153,427
    Land and buildings on operating leases................  9,390,389
    Net investment in direct financing leases.............  2,395,937
    Investment in joint ventures..........................  1,660,495
     Accrued rental income................................             1,367,237
     Intangibles and other assets.........................                55,331
     Cash to pay APF Transaction costs....................             2,745,256
     Cash consideration to Income Fund....................               481,000
     APF Common Stock.....................................                20,976
     APF APIC.............................................            41,930,448
    (To record acquisition of Income Fund)

     (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

     (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

     (E) Represents the elimination by the Income Fund of $10,588 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

   (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

     (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

     Origination fees from affiliates............................. $  (292,575)
     Secured equipment lease fees.................................     (26,127)
     Advisory fees................................................     (63,393)
     Reimbursement of administrative costs........................    (182,125)
     Acquisition fees.............................................      (9,483)
     Underwriting fees............................................        (211)
     Administrative, executive and guarantee fees.................    (290,036)
     Servicing fees...............................................    (257,767)
     Development fees.............................................     (14,678)
     Management fees..............................................    (697,364)
                                                                   -----------
       Total...................................................... $(1,833,759)
                                                                   ===========

     (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

     (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

     Interest income.................................................... $62,068

     (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

     General and administrative costs............................... $(377,734)

     (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

   Management fees................................................ $  (697,364)
   Administrative executive and guarantee fees....................    (290,036)
   Servicing fees.................................................    (257,767)
   Advisory fees..................................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

     (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4).

       Amortization of goodwill....................................... $535,335

     (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

     (j) Represents $66,794 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

     (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $      0
       Reimbursement of administrative costs.........................  (11,668)
                                                                      --------
                                                                      $(11,668)
                                                                      ========

     (l) Represents the elimination of $11,668 in administrative costs reimbursed by the Income Fund to the Advisor.

     (m) Represents savings of $17,995 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

     (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

     (o) Represents additional state income taxes of $8,653 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

     (p) Represents an increase in depreciation expense of $39,234 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $14,244 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

     (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

     (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

   (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

     (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

     (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

   Origination fees from affiliates.............................. $ (1,773,406)
   Secured equipment lease fees..................................      (54,998)
   Advisory fees.................................................     (305,030)
   Reimbursement of administrative costs.........................     (408,762)
   Acquisition fees..............................................  (21,794,386)
   Underwriting fees.............................................     (388,491)
   Administrative, executive and guarantee fees..................   (1,233,043)
   Servicing fees................................................   (1,570,331)
   Development fees..............................................     (229,153)
   Management fees...............................................   (1,851,004)
                                                                  ------------
     Total....................................................... $(29,608,604)
                                                                  ============

     (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

     (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

   Interest income..................................................... $207,144

     (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

   General and administrative costs............................... $(4,241,719)

     (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

   Management fees................................................ $(1,851,004)
   Administrative executive and guarantee fees....................  (1,233,043)
   Servicing fees.................................................  (1,269,357)
   Advisory fees..................................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

     (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

     (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

   Amortization of goodwill......................................... $2,141,338

     (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

     (j) Represents $267,176 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

     (k) Represents the elimination of fees between the Advisor and the Income Fund:

   Management fees................................................... $      0
   Reimbursement of administrative costs.............................  (34,727)
                                                                      --------
                                                                      $(34,727)
                                                                      ========

     (l) Represents the elimination of $34,727 in administrative costs reimbursed by the Income Fund to the Advisor.

     (m) Represents savings of $50,158 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

     (n) Represents the elimination of $0 in management fees by the Income Fund to the Advisor.

     (o) Represents additional state income taxes of $13,045 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (p) Represents an increase in depreciation expense of $156,936 as a result of adjusting the historical basis of the real estate owned indirectly by the Income Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $56,976 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

     (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

     (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

     (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

     (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

     (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

   (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

     (a) Represents pro forma adjustments to net income.

     (b) Represents add back of pro forma depreciation expense to net income.

     (c) Represents add back of pro forma amortization of goodwill expenses to net income.

     (d) Represents deduction of equity in earnings from net income.

     (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

     (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

     (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

 Non-Cash Investing Activities

   On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

   (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

     (a) Represents pro forma adjustments to net income.

     (b) Represents add back of pro forma depreciation expense to net income.

     (c) Represents add back of pro forma amortization of goodwill expenses to net income.

     (d) Represents deduction of equity in earnings from net income.

     (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

     (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

     (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

 Non-Cash Investing Activities

   On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund X, Ltd.
400 East South Street
Orlando, FL 32801-2878

                Re: CNL Income Fund X, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                 Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund X, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 Recitals:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                Agreement:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

     1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

     1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

     "(B) Notes in accordance with Section 4.4 below."

     1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

     "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

     1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

     1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

     1.6 The following subsection shall be added to Section 10.2

     "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

     1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

     1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

     2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

     2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chairman and Chief Executive
                                           Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne

                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne

                                          Its: President

                                          CNL INCOME FUND X, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne

                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.

                                          James M. Seneff, Jr., as General
                                           Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund X, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,243,243 fully paid and nonassessable APF Common Shares (2,121,622 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $38,583,104, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,756,757 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,243,243 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $424,324 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND X, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND XI, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund XI, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This Supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds, that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,197,098 APF Shares. You will receive your pro rata portion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

    .Uncertainty as to the value at which APF Shares will trade following listing.

   . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

    .Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

    .As stated below, the Acquisition is a taxable transaction.

    .The acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent, which is printed on the colored paper, form how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may elect to receive consideration in the form of 7.0% callable notes due

       , 2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes option if you vote "Against" the Acquisition, and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

  We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the gain per average original $10,000 investment in your Income Fund will be $1,880. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 2,197,098 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distribution may decrease

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made, $885, $885 and $905, respectively, in distributions per $10,000 investment to you. While historically, APF has made distributions equal to 7.62% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have three material conflicts of interest in of the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne, have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, assuming only your Income Fund is acquired in the Acquisition, we will receive 21,152 APF Shares. Finally, in the event that your Income Fund is not acquired, however, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 553 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds, if any, could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

 Real Estate/Business Risks

If APF's borrower's default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely effect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayment or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholders distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was
28.01. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.79x and its ratio of debt-to-total assets would have been 26.87%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is based primarily on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes or mandatory employee benefits.

APF has tenants of two significant restaurant chains that have filed for bankruptcy protection.

   The fact that APF has tenants of two significant restaurant chains that have filed for bankruptcy protection may adversely affect APF's total rental, earned and interest income. Because all of APF's properties are leased on a triple-net basis, if a tenant has defaulted on its lease obligations or has declared bankruptcy, it would reduce APF's rental, earned and interest income until APF could lease those affected properties to a new tenant or tenants. As of March 31, 1999, your Income Fund had no tenants under bankruptcy protection, and therefore, assuming that your Income Fund is acquired by APF, you, as an APF stockholder or noteholder, may be subject to the adverse consequences associated with having tenants under bankruptcy protection.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive the notes. You should note that the APF Shares may trade at prices significantly below the exchange value upon listing on the NYSE.

  Original      Original Limited
   Limited     Partner Investments                                                 Estimated Value
   Partner          Less Any                                            Estimated   of APF Shares
 Investments    Distributions of                Estimated               Value of         per
  Less Any     Net Sales Proceeds   Number of   Value of               APF Shares  Average $10,000
Distributions      per $10,000     APF Shares  APF Shares   Estimated     after       Original
of Net Sales        Original       Offered to  Payable to  Acquisition Acquisition Limited Partner
Proceeds (1)      Investment(1)    Income Fund Income Fund  Expenses    Expenses     Investment
-------------  ------------------- ----------- ----------- ----------- ----------- ---------------
 $40,000,000         $10,000        2,197,098  $43,941,960  $477,000   $43,464,960     $10,761

--------
(1) Income Fund has had no distributions of net sales proceeds.



   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees(/1/)................................................. $ 24,971
      Appraisals and Valuation(/2/)...................................    6,435
      Fairness Opinions(/3/)..........................................   30,000
      Solicitation Fees(/4/)..........................................   17,440
      Printing and Mailing(/5/).......................................  113,848
      Accounting and Other Fees(/6/)..................................   53,407
                                                                       --------
        Subtotal......................................................  246,101

                           Closing Transaction Costs

      Title, Transfer Tax and Recording Fees(/7/).....................  105,944
      Legal Closing Fees(/8/).........................................   52,331
      Partnership Liquidation Costs(/9/)..............................   72,624
                                                                       --------
        Subtotal......................................................  230,899
                                                                       --------
      Total........................................................... $477,000
                                                                       ========

     --------

     (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

     (3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

     (4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

     (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

     (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For the purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                              REQUIRED VOTES

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of the Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (March 12, 1992). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
    (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler, LLP attached to this supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                                VOTING PROCEDURE

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
           , 1999 and will continue until the later of (a)           , 1999, a
date not less than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                                                       Quarter
                                                                        Ended
                                             Year Ended December 31,    March
                                            --------------------------   31,
                                              1996     1997     1998    1999
                                            -------- -------- -------- -------
Historical Distributions Paid to the
 General Partners and Affiliates:
  General Partner Distributions............       --       --       --      --
  Accounting and Administrative Services... $ 95,845 $ 88,667 $101,423 $26,271
  Property Management Fees................. $ 37,293 $ 37,974 $ 39,393 $ 9,476
  Broker/Dealer Commissions................       --       --       --      --
  Due Diligence and Marketing Support
   Fees....................................       --       --       --      --
  Acquisition Fees.........................       --       --       --      --
  Asset Management Fees....................       --       --       --      --
  Real Estate Disposition Fees(1)..........       --       --       --      --
                                            -------- -------- -------- -------
    Total historical....................... $133,138 $126,641 $140,816 $35,747
Pro Forma Distributions to be Paid to the
 General Partners Following the
 Acquisition:
  Cash Distributions on APF Shares.........   31,381   24,353   40,839   9,197
  Salary Compensation......................      N/A      N/A
                                            -------- -------- -------- -------
    Total pro forma........................ $ 31,381 $ 24,353 $ 40,839 $ 9,197

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                             Quarter Ended
                                 Year Ended December 31,     March 31, 1999
                                 ------------------------ --------------------
                                 1994 1995 1996 1997 1998 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $810 $793 $858 $816 $905    $181      $137
Distributions from Return of
 Capital........................   46   92   27   69   --      38        97
                                 ---- ---- ---- ---- ----    ----      ----
  Total......................... $856 $885 $885 $885 $905    $219      $234
                                 ==== ==== ==== ==== ====    ====      ====

   Cash distributions for the year ended December 31, 1997 include $40,000 of amounts earned in 1997 but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

   .the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. We believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity as an APF stockholder to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) notwithstanding that Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group Inc., and
(3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  . the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

  (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

  (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

  (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                              Estimated
                               Original                                      Value of APF
                           Limited Partner                                    Shares per
                           Investment Less     GAAP               Going     Average $10,000
                          any Distributions    Book  Liquidation Concern   Original Limited
                         on Sales Proceeds(1) Value   Value(2)   Value(2) Partner Investment
                         -------------------- ------ ----------- -------- ------------------
CNL Income Fund XI,
 Ltd. ..................        10,000        $8,578   $10,000   $10,729       $10,761

--------

(1) Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interest of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interest of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Substantial Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive three material benefits. These benefits include:

  . With respect to our ownership in your Income Fund, we may be issued up to 21,152 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 21,152 APF Shares issued to us will have an estimated value, based on the exchange value, of approximately $423,040.

  . James M. Seneff, Jr. and Robert A. Bourne your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF. Furthermore, they will be entitled to receive stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                 Estimated
                                                              Gain/(Loss) per
                                                              Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund XI, Ltd. .................................        $1,880

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares, and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the Cash/Notes Option may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares and/or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      534,991 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,444,089)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (944,506)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit
 (Provision) for
 Federal Income
 Taxes............      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (944,506)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,193,185)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                     Historical   Acquisition
                        Combined     CNL Income    Pro Forma          Adjusted
                           APF      Fund XI, Ltd. Adjustments         Pro Forma
                       ------------ ------------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161    $ 899,271    $  15,420 (j)     $15,437,852
 Fees.............       1,256,304            0      (24,231)(k)       1,232,073
 Interest and
 Other Income.....       7,687,325       20,934            0           7,708,259
                       ------------ ------------- ------------------ ------------
  Total Revenue...     $23,466,790     $920,205    $  (8,811)        $24,378,184
 Expenses:
 General and
 Administrative...       4,669,012       53,198      (25,220)(l),(m)   4,696,990
 Management and
 Advisory Fees....               0        9,476       (9,476)(n)               0
 Fees to Related
 Parties..........          23,115            0            0              23,115
 Interest
 Expense..........       4,819,998            0            0           4,819,998
 State Taxes......         235,208       28,189        8,961 (o)         272,358
 Depreciation--
 Other............          65,819            0            0              65,819
 Depreciation--
 Property.........       1,898,278      106,646       52,691 (p)       2,057,615
 Amortization.....         542,359            0            0             542,359
 Transaction
 Costs............         125,926       34,967            0             160,893
                       ------------ ------------- ------------------ ------------
  Total Expenses..      12,379,715      232,476       26,956          12,639,147
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $11,087,075    $ 687,729    $ (35,767)        $11,739,037
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271       41,592      (13,379)(q)          45,484
 Gain on Sale of
 Properties.......               0            0            0                   0
 Provision For
 Loss on
 Properties.......        (215,797)           0            0            (215,797)
                       ------------ ------------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit
 (Provision) for
 Federal Income
 Taxes............      10,888,549      729,321      (49,146)         11,568,724
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0            0            0                   0
                       ------------ ------------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,888,549    $ 729,321    $ (49,146)        $11,568,724
                       ============ ============= ================== ============

                       Quarter Ended March 31, 1999

                                     Property                                 Historical    Historical
                                    Acquisition                                  CNL           CNL       Combining
                       Historical    Pro Forma                   Historical   Financial     Financial    Pro Forma
                          APF       Adjustments       Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------  -----------     ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513           29              542        n/a          n/a            n/a         n/a
                      ============  ===========     ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28  $       n/a     $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========     ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59  $       n/a     $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========     ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38  $       n/a     $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========     ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...             50.03x         n/a              n/a        n/a          n/a            n/a         n/a
                      ============  ===========     ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a          n/a              n/a        n/a          n/a            n/a         n/a
                      ============  ===========     ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401          n/a       37,347,401        n/a          n/a            n/a   6,150,000
                      ============  ===========     ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464          n/a       37,348,464        n/a          n/a            n/a   6,150,000
                      ============  ===========     ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405          n/a              n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191          n/a              n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386  $58,749,637 (u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......      $ 41,269,740            0     $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............      $    548,862            0     $    548,862 $7,141,967   $5,457,493   $  1,969,339 $  (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564            0     $  1,083,564 $      --    $      --    $        --  $       --
Total assets....      $708,694,145  $33,656,518 (u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,971,973 (v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124  $33,656,518 (u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w)(x)
Total equity....      $657,085,021            0     $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,392,343 (v1)(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined     Fund XI,    Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          40         n/a                     582
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a $      0.18 $       n/a          $         0.25
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $      8.58 $       n/a          $        16.42
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $      0.22 $       n/a          $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...                 n/a         n/a         n/a                    3.27x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a   4,000,000         n/a                     n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a   2,173,248              45,670,649 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a   2,173,248              45,671,712
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     875,006         n/a          $   19,858,027 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         200         n/a          $          217 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $29,370,297 $12,499,572 (v2)     $  689,416,892
Mortgages/notes
receivable......      $  289,166,027 $       --  $         0          $  289,166,027
Receivables,
net.............      $   14,969,032 $    36,172 $   (11,398)(y)      $   14,993,806
Investment
in/due from
joint ventures..      $    1,083,564 $ 2,759,981 $ 1,760,980 (v2)     $    5,604,525
Total assets....      $1,053,555,295 $35,852,393 $ 9,141,630 (v2),(y) $1,098,549,318
Total
liabilities/minority
interest........         346,929,801 $ 1,540,466 $   (11,398)(y)      $  348,458,869
Total equity....      $  706,625,494 $34,311,927 $ 9,153,028 (v2)     $  750,090,449

--------

(a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

(b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

       Origination fees from affiliates...........................  $  (292,575)
       Secured equipment lease fees...............................      (26,127)
       Advisory fees..............................................      (63,393)
       Reimbursement of administrative costs......................     (182,125)
       Acquisition fees...........................................       (9,483)
       Underwriting fees..........................................         (211)
       Administrative, executive and guarantee fees...............     (290,036)
       Servicing fees.............................................     (257,767)
       Development fees...........................................      (14,678)
       Management fees............................................     (697,364)
                                                                    -----------
        Total.....................................................  $(1,833,759)
                                                                    ===========

(c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

(d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income.................................................. $62,068

(e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs............................. $(377,734)

(f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $ (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

(g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

(h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill....................................... $534,991

(i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(j) Represents $15,420 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

(k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees.............................................. $  (9,476)
       Reimbursement of administrative costs........................   (14,755)
                                                                     ---------
                                                                     $ (24,231)
                                                                     =========

(l) Represents the elimination of $14,755 in administrative costs reimbursed by the Income Fund to the Advisor.

(m) Represents savings of $10,465 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

(n) Represents the elimination of $9,476 in management fees by the Income Fund to the Advisor.

(o) Represents additional state income taxes of $8,961 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

(p) Represents an increase in depreciation expense of $52,691 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

(q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $13,379 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

(r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

(s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

(t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.


(u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

(v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                                 CNL
                                              Financial
                                              Services
                                   Advisor      Group     Income Fund      Total
                                 ----------- -----------  ------------  ------------
       Shares Offered..........    3,800,000   2,350,000  2,173,247.75  8,323,247.75
       Exchange Value..........  $        20 $        20  $         20  $         20
                                 ----------- -----------  ------------  ------------
       Share Consideration.....  $76,000,000 $47,000,000  $ 43,464,955  $166,464,955
       Cash Consideration......          --          --        477,000       477,000
       APF Transaction Costs...    4,872,520   3,013,269     2,817,211    10,703,000
                                 ----------- -----------  ------------  ------------
        Total Purchase Price...  $80,872,520 $50,013,269  $ 46,759,166  $177,644,955
                                 =========== ===========  ============  ============
       Allocation of Purchase
        Price:
        Net Assets--
         Historical............  $ 7,141,252 $10,006,878  $ 34,311,927  $ 51,460,057
       Purchase Price
        Adjustments:
        Land and buildings on
         operating leases......                              9,958,646     9,958,646
        Net investment in
         direct financing
         leases................                              2,540,926     2,540,926
        Investment in joint
         ventures..............                              1,760,980     1,760,980
        Accrued rental income..                             (1,677,835)   (1,677,835)
        Intangibles and other
         assets................               (2,792,876)     (135,478)   (2,928,354)
        Goodwill*..............               42,799,267           --     42,799,267
        Excess purchase price..   73,731,268         --            --     73,731,268
                                 ----------- -----------  ------------  ------------
        Total Allocation.......  $80,872,520 $50,013,269  $ 46,759,166  $177,644,955
                                 =========== ===========  ============  ============

      --------

      * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,731,268 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of $42,799,267 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

       1.Common Stock (CFA, CFS, CFC)--Class A........       8,600
        Common Stock (CFA, CFS, CFC)--Class B.........       4,825
        APIC (CFA, CFS, CFC)..........................  13,857,645
        Retained Earnings.............................   3,277,060
        Accumulated distributions in excess of
         earnings.....................................  73,731,268
        Goodwill for CFC (Intangibles and other
         assets)......................................  42,799,267
         CFC/CFS Org Costs/Other Assets...............               2,792,876
         Cash to pay APF transaction costs............               7,885,789
         APF Common Stock.............................                  61,500
         APF APIC.....................................             122,938,500
        (To record acquisition of CFA, CFS and CFC)
       2.Partners Capital.............................  34,311,927
        Land and buildings on operating leases........   9,958,646
        Net investment in direct financing leases.....   2,540,926
        Investment in joint ventures..................   1,760,980
         Accrued rental income........................               1,677,835
         Intangibles and other assets.................                 135,478
         Cash to pay APF Transaction costs............               2,817,211
         Cash consideration to Income Fund............                 477,000
         APF Common Stock.............................                  21,732
         APF APIC.....................................              43,443,223
        (To record acquisition of Income Fund)

(w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

(x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

(y) Represents the elimination by the Income Fund of $11,398 in related party payables recorded as receivables by the Advisor.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XI, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XI, Ltd." in this supplement.

                              Quarter Ended
                                March 31,                          Year Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Revenue (1)............. $   961,797 $   937,707 $ 4,067,454 $ 3,998,538 $ 3,976,787 $ 3,920,528 $ 3,933,435
Net income (2)..........     729,321     755,956   3,809,404   3,295,079   3,464,705   3,202,176   3,272,492
Cash distributions
 declared (3)...........     875,006     915,006   3,660,024   3,500,024   3,540,024   3,540,023   3,425,007
Net income per unit (2)
 .......................        0.18        0.19        0.94        0.82        0.86        0.79        0.81
Cash distributions
 declared per
 unit (3) ..............        0.22        0.23        0.92        0.88        0.89        0.89        0.86
GAAP book value per
 unit...................        8.58        8.54        8.61        8.58        8.63        8.65        8.73
Weighted average number
 of Limited Partner
 units outstanding......   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000
                                March 31,                               December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Total assets ........... $35,852,393 $35,715,756 $36,103,592 $35,785,538 $36,003,045 $36,086,683 $36,335,476
Total partners'
 capital................  34,311,927  34,149,182  34,457,612  34,308,232  34,513,177  34,588,496  34,926,343

--------
(1) Revenues include equity in earnings of unconsolidated joint ventures and minority interest in income of consolidated joint ventures.

(2) Net income for the years ended December 31, 1998 and 1996, include $461,861 and $213,685, respectively, from a gain on sale of land and buildings.

(3) Distributions for the year ended December 31, 1998, include special distributions to the Limited Partners of $40,000 and $120,000 declared during the quarters ended March 31, and December 31, respectively, which represented cumulative excess operating reserves. Distributions for the year ended December 31, 1996, includes a special distribution to the Limited Partners of $40,000, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND XI, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 20, 1991, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 40 restaurant properties, which included interests in five restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and one restaurant property owned with an affiliate as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998 was cash from operations, which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses. Cash from operations was $974,168 and $1,024,997 for the quarters ended March 31, 1999 and 1998, respectively. The decrease in cash from operations for the quarter ended March 31, 1999 is primarily a result of changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   In January 1999, the Income Fund reinvested a portion of the net sales proceeds it received from the 1998 sale of the restaurant property in Nashua, New Hampshire in a Burger King restaurant property located in Yelm, Washington, at an approximate cost of $1,034,000. In addition, in February 1999, the Income Fund reinvested a portion of the remaining net sales proceeds in a joint venture arrangement, Portsmouth Joint Venture, with CNL Income Fund XVIII, Ltd., one of our affiliates, to purchase and hold one restaurant property, at a total cost of approximately $584,100. The Income Fund contributed approximately $247,300 and had a 42.8% interest in the profits and losses of the joint venture as of March 31, 1999. The Income Fund intends to invest the remaining net sales proceeds in a replacement restaurant property.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $1,872,630 invested in such short-term investments, as compared to $1,559,240 at December 31, 1998. The increase in cash and cash equivalents during the quarter ended March 31, 1999, is primarily attributable to the release of a portion of the funds held in escrow at December 31, 1998 relating to the sale of the restaurant property in Nashua, New Hampshire during 1998. The funds remaining at March 31, 1999, after payment of distributions and other liabilities, will be used to invest in an additional restaurant property and to meet the Income Fund's working capital and other needs. To the extent that any of the sales proceeds remain undistributed or not invested when the Income Fund is acquired by APF, such funds will become an asset of APF and therefore will not be distributed to the Limited Partners.

   Total liabilities of the Income Fund, including distributions payable, decreased to $1,036,563 at March 31, 1999 from $1,142,120 at December 31, 1998 primarily as a result of the Income Fund accruing a special distribution payable to the Limited Partners of $120,000, representing cumulative excess operating reserves, at December 31, 1998, which was paid in January 1999. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations, and for the quarter ended March 31, 1998, accumulated excess operating reserves, the Income Fund declared distributions to Limited Partners of $875,006 and $915,006 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions of $0.22 and $0.23 per unit, respectively. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund's primary source of capital for the years ended December 31, 1998, 1997, and 1996, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,894,062, $3,642,796, and $3,601,714 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase during 1998, as compared to 1997, is primarily a result of changes in the Income Fund's working capital and changes in income and expenses as described in "Results of Operations" below, and the increase in cash from operations during 1997, as compared to 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In November 1996, the Income Fund sold its restaurant property in Philadelphia, Pennsylvania, for $1,050,000 and received net sales proceeds of $1,044,750, resulting in a gain of $213,685 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in September 1992, and had a cost of approximately $877,900, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $166,900 in excess of its original purchase price. As of December 31, 1996, the net sales proceeds of $1,044,750, plus accrued interest of $3,072, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional restaurant property. The sale of this restaurant property was structured to qualify as a like-kind exchange transaction in accordance with
Section 1031 of the Internal Revenue Code. As a result, no gain was recognized for federal income tax purposes. Therefore, the Income Fund was not required to distribute any of the net sales proceeds from the sale of this restaurant property to Limited Partners for the purpose of paying federal and state income taxes.

   In January 1997, the Income Fund reinvested the net sales proceeds from the 1996 sale of the restaurant property in Philadelphia, Pennsylvania, in a Black-eyed Pea restaurant property located in Corpus Christi, Texas, with one of our affiliates as tenants-in-common. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 72.58% interest in this restaurant property.

   In October 1998, the Income Fund sold its restaurant property in Nashua, New Hampshire, for $1,748,000 and received net sales proceeds of $1,630,296, resulting in a gain of $461,861 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in 1992, and had a cost of approximately $1,302,414, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $327,900 in excess of its original purchase price. As of December 31, 1998, the net sales proceeds of $1,630,296, plus accrued interest of $10,640, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional restaurant property.

   In January 1999, the Income Fund reinvested a portion of the net sales proceeds it received from the sale of the property in Nashua, New Hampshire, in a Burger King property located in Yelm, Washington, at an approximate cost of $1,054,000. In addition, in February 1999, the Income Fund reinvested the remaining net sales proceeds it received from the sale of the property in Nashua, New Hampshire, in a joint venture arrangement, Portsmouth Joint Venture, with an affiliate of the General Partners, to purchase and hold one restaurant property, at a total cost of approximately $584,100. The Income Fund contributed approximately $250,000 and has an approximate 43 percent interest in the profits and losses of the joint venture.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Current rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $1,559,240 invested in such short-term investments as compared to $1,272,386 at December 31, 1997. The Funds remaining at December 31, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   During 1998, 1997, and 1996, certain of our affiliates incurred $109,290, $83,747, and $105,643, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $25,446 and $6,648, respectively, our affiliates for such amounts, accounting and administrative services and management fees. As of March 11, 1999, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, increased to $1,116,674 at December 31, 1998, from $969,257 at December 31, 1997, partially as the result of the Income Fund's accruing a special distribution payable to the Limited Partners of $120,000 at December 31, 1998, which was paid in January 1999 and an increase in rents paid in advance at December 31, 1998.

   Based on cash from operations, and during the years ended December 31, 1998 and 1996, cumulative excess operating reserves, the Income Fund declared distributions to the Limited Partners of $3,660,024,

$3,500,024, and $3,540,024 for the years ended December 31, 1998, 1997, and
1996, respectively. This represents a distribution of $0.92, $0.88, and $0.89 per Unit for the years ended December 31, 1998, 1997, and 1996, respectively. No amounts distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and restaurant property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and 1998, the Income Fund and its consolidated joint ventures, Denver Joint Venture and CNL/Airport Joint Venture, owned and leased 36 wholly owned restaurant properties (which included one restaurant property in Nashua, New Hampshire, which was sold in October
1998) to operators of national and regional restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund, Denver Joint Venture and CNL/Airport Joint Venture earned $879,029 and $882,551, respectively, in rental income from operating leases and earned income from direct financing leases. In addition, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $20,242 and $19,768, respectively, in contingent rental income.

   In addition, during the quarter ended March 31, 1998, the Income Fund owned and leased two restaurant properties indirectly through other joint venture arrangements and owned and leased one restaurant property with an affiliate as tenants-in-common, and during the quarter ended March 31, 1999 the Income Fund owned and leased three restaurant properties indirectly through other joint venture arrangements and owned and leased one restaurant property with and affiliate as tenants-in-common. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $58,001 and $40,001, respectively, attributable to net income earned by unconsolidated joint ventures. Net income earned by joint ventures during the quarter ended March 31, 1998 was less than that earned during the quarter ended March 31, 1999, primarily due to the fact that Ashland Joint Venture adjusted estimated contingent rental amounts accrued at December 31, 1997 to actual amounts during the quarter ended March 31, 1998.

   Operating expenses, including depreciation and amortization expense, were $232,476 and $181,751 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during 1999, as compared to 1998, is primarily a result of the Income Fund incurring $34,967 in transaction costs relating to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources." If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

 The Years Ended December 31, 1998, 1997 and 1996

   During the year ended December 31, 1996, the Income Fund and its consolidated joint ventures, Denver Joint Venture and CNL/Airport Joint Venture, owned and leased 37 wholly-owned restaurant properties (including one restaurant property in Philadelphia, Pennsylvania, which was sold in November
1996). During the year ended December 31, 1997, the Income Fund and its consolidated joint ventures, Denver Joint Venture and CNL/Airport Joint Venture, owned and leased 36 wholly-owned restaurant properties, and during the year ended December 31, 1998, the Income Fund and its consolidated joint ventures, Denver Joint Venture and CNL/Airport Joint Venture, owned and leased 37 wholly-owned restaurant properties (including one restaurant property in Columbus, Ohio exchanged for one restaurant property in Danbury, Connecticut and one restaurant property in Nashua, New Hampshire, which was sold in October 1998). In addition, during 1998, 1997, and 1996, the Income Fund and its consolidated joint ventures, Denver Joint Venture and CNL/Airport Joint Venture, was a co-venturer in two separate joint ventures that each owned and leased one restaurant property, and during 1998 and 1997, the Income Fund owned and leased one restaurant property with an affiliate as tenants-in-common. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 38 restaurant properties that are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $45,600 to $191,900. The majority of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some of the leases provide that, commencing in specified lease years (generally the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund and its consolidated joint ventures, Denver Joint Venture and CNL/Airport Joint Venture, earned $3,537,605, $3,543,984, and $3,615,977, respectively, in rental income from operating leases and earned income from direct financing leases. The decrease in rental and earned income during 1997 as compared to 1996 is primarily attributable to the sale of the restaurant property in Philadelphia, Pennsylvania in November 1996, as described above in "Liquidity and Capital Resources." In January 1997, the Income Fund reinvested the net sales proceeds in a restaurant property in Corpus Christi, Texas, with one of our affiliates, as described above in "Liquidity and Capital Resources."

   For the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $243,115, $225,888, and $251,312, respectively, in contingent rental income. The increase in contingent rental income during 1998, as compared to 1997, is primarily due to an increase in gross sales of certain restaurant properties whose leases require the payment of contingent rental income. The decrease during 1997, as compared to 1996, is primarily due to the sale of the restaurant property in Philadelphia, Pennsylvania.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $215,501, $236,103, and $118,211, respectively, attributable to net income earned by unconsolidated joint ventures in which the Income Fund is a co-venturer. The decrease in net income earned by joint ventures during 1998, as compared to 1997, is primarily due to Ashland Joint Venture adjusting estimated contingent rental amounts accrued at December 31, 1997 to actual amounts billed during 1998. The increase in net income earned by unconsolidated joint ventures during 1997, as compared to 1996, is primarily attributable to the Income Fund investing in a restaurant property in Corpus Christi, Texas, in January 1997, with one of our affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, five lessees (or group of affiliated lessees) of the Income Fund and its consolidated joint ventures, Golden Corral Corporation, Foodmaker, Inc., Burger King Corporation, DenAmerica, and Advantica Restaurant Group, Inc., each contributed more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint ventures, the Income Fund's share of rental income from two restaurant properties owned by unconsolidated joint ventures and one restaurant property owned with an affiliate as tenants-in-common). As of December 31, 1998, Golden Corral Corporation was the lessee under leases relating to three restaurants, Foodmaker, Inc. was the lessee under leases relating to eight restaurants, Burger King Corporation was the lessee under leases relating to seven restaurants, Advantica Restaurant Group, Inc. was the lessee under leases relating to five restaurants, and DenAmerica Corporation was the lessee under leases relating to five restaurants. It is anticipated that, based on the minimum rental payments required by the leases, these five tenants each will continue to contribute more than 10% of the Income Fund's total rental income during 1999. In addition, during the year ended December 31, 1998, four restaurant chains, Golden Corral, Jack in the Box, Burger King, and Denny's, each accounted for more than 10% of the Income Fund's total rental income (including rental income from the Income Fund's consolidated joint ventures and the Income Fund's share of rental income from two restaurant properties owned by unconsolidated joint ventures and one restaurant property owned with an affiliate as tenants-in-common). In 1999, it is anticipated that these restaurant chains each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $139,707, $62,440, and $61,403, respectively, in interest and other income. The increase in interest and other income during 1998, as compared to 1997, was primarily attributable to the Income Fund collecting and recognizing $60,000 in other income in May 1998, as a result of executing an amendment to a purchase and sale agreement with a third party to extend the closing date for the Burger King restaurant property located in Nashua, New Hampshire. In accordance with the terms of the amendment, the Income Fund was deemed to have earned the $60,000 upon execution of the amendment to extend the closing date of this restaurant property. This restaurant property was sold in October 1998, as described above in "Liquidity and Capital Resources."

   Operating expenses, including depreciation and amortization expense, were $719,911, $703,459, and $725,767 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in operating expenses during 1998, as compared to 1997, is primarily a result of the Income Fund incurring $20,888 in transaction costs relating to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources."

   The decrease in operating expenses during 1997, as compared to 1996, is primarily attributable to a decrease in depreciation expense as a result of the sale of the restaurant property in Philadelphia, Pennsylvania.

   As a result of the sale of the restaurant property in Nashua, New Hampshire, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $461,861 for financial reporting purposes for the year ended December 31, 1998. In addition, as a result of the sale of the restaurant property in Philadelphia, Pennsylvania, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $213,685 for financial reporting purposes for the year ended December 31, 1996. No restaurant properties were sold during the year ended December 31, 1997.

   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that we Partners believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999, the Income Fund did not have any information or non-information technology systems. We and certain of our affiliates provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and our affiliates formed a Year 2000 team for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and members from our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be assured that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be assured that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be assured that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress that we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.......  F-1

Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998.....................................................................  F-2

Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998 ...........................  F-3

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998.................................................................  F-4

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998 ...........................................................  F-5

Report of Independent Accountants.........................................  F-7

Balance Sheets as of December 31, 1998 and 1997...........................  F-8

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996.....................................................................  F-9

Statements of Partners' Capital for the Years Ended December 31, 1998,
 1997 and 1996............................................................ F-10

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996..................................................................... F-11

Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................. F-12

Unaudited Pro Forma Financial Information................................. F-20

Unaudited Pro Forma Balance Sheet as of March 31, 1999.................... F-21

Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999..................................................................... F-23

Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998..................................................................... F-26

Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999................................................................. F-27

Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998................................................................. F-29

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements............................................................... F-31

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                       March 31,  December 31,
                                                         1999         1998
                                                      ----------- ------------
                       ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,696,431 and
 $2,589,785.......................................... $21,914,945 $21,683,785
Net investment in direct financing leases............   7,455,352   6,786,286
Investment in joint ventures.........................   2,759,981   2,521,613
Cash and cash equivalents............................   1,872,630   1,559,240
Restricted cash......................................         --    1,640,936
Receivables, less allowance for doubtful accounts of
 $869 and $5,820.....................................      36,172     132,311
Prepaid expenses.....................................      13,454      12,335
Accrued rental income................................   1,677,835   1,645,062
Other assets.........................................     122,024     122,024
                                                      ----------- -----------
                                                      $35,852,393 $36,103,592
                                                      =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable..................................... $    42,816 $    14,461
Accrued and escrowed real estate taxes payable.......      16,436      15,138
Distributions payable................................     875,006     995,006
Due to related party.................................      11,398      25,446
Rents paid in advance and deposits...................      90,907      92,069
                                                      ----------- -----------
  Total liabilities..................................   1,036,563   1,142,120
Minority interest....................................     503,903     503,860
Partners' capital....................................  34,311,927  34,457,612
                                                      ----------- -----------
                                                      $35,852,393 $36,103,592
                                                      =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                             Quarter Ended
                                                               March 31,
                                                          --------------------
                                                            1999       1998
                                                          ---------  ---------
Revenues:
  Rental income from operating leases.................... $ 643,500  $ 675,491
  Earned income from direct financing leases.............   235,529    207,060
  Contingent rental income...............................    20,242     19,768
  Interest and other income..............................    20,934     12,405
                                                          ---------  ---------
                                                            920,205    914,724
                                                          ---------  ---------
Expenses:
  General operating and administrative...................    42,360     29,458
  Professional services..................................    10,838      4,952
  Management fees to related party.......................     9,476      9,342
  State and other taxes..................................    28,189     23,334
  Depreciation and amortization..........................   106,646    114,665
  Transaction costs......................................    34,967        --
                                                          ---------  ---------
                                                            232,476    181,751
                                                          ---------  ---------
Income Before Minority Interests in Income of
 Consolidated Joint Ventures and Equity in Earnings of
 Unconsolidated Joint Ventures...........................   687,729    732,973
Minority Interests in Income of Consolidated Joint
 Ventures................................................   (16,409)   (17,018)
Equity in Earnings of Unconsolidated Joint Ventures......    58,001     40,001
                                                          ---------  ---------
Net Income............................................... $ 729,321  $ 755,956
                                                          =========  =========
Allocation of Net Income:
  General partners....................................... $   7,293  $   7,560
  Limited partners.......................................   722,028    748,396
                                                          ---------  ---------
                                                          $ 729,321  $ 755,956
                                                          =========  =========
Net Income Per Limited Partner Unit...................... $    0.18  $    0.19
                                                          =========  =========
Weighted Average Number of Limited Partner Units
 Outstanding............................................. 4,000,000  4,000,000
                                                          =========  =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   211,047  $   176,232
  Net income........................................        7,293       34,815
                                                      -----------  -----------
                                                          218,340      211,047
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   34,246,565   34,132,000
  Net income........................................      722,028    3,774,589
  Distributions ($0.22 and $0.92 per limited partner
   unit, respectively)..............................     (875,006)  (3,660,024)
                                                      -----------  -----------
                                                       34,093,587   34,246,565
                                                      -----------  -----------
Total partners' capital.............................  $34,311,927  $34,457,612
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                           Quarter Ended
                                                             March 31,
                                                       -----------------------
                                                          1999         1998
                                                       -----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities........... $   974,168  $1,024,997
                                                       -----------  ----------
  Cash Flows from Investing Activities:
    Additions to land and buildings on operating
     leases...........................................    (337,806)        --
    Investment in direct financing leases.............    (694,610)        --
    Investment in joint ventures......................    (247,286)        --
    Decrease in restricted cash.......................   1,630,296         --
                                                       -----------  ----------
      Net cash provided by investing activities.......     350,594         --
                                                       -----------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners.................    (995,006)   (875,006)
    Distributions to holders of minority interests....     (16,366)    (19,126)
                                                       -----------  ----------
      Net cash used in financing activities...........  (1,011,372)   (894,132)
                                                       -----------  ----------
Net Increase in Cash and Cash Equivalents.............     313,390     130,865
Cash and Cash Equivalents at Beginning of Quarter.....   1,559,240   1,272,386
                                                       -----------  ----------
Cash and Cash Equivalents at End of Quarter........... $ 1,872,630  $1,403,251
                                                       ===========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
    Distributions declared and unpaid at end of
     quarter.......................................... $   875,006  $  915,006
                                                       ===========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999 may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XI, Ltd. (the "Partnership") for the year ended December 31, 1998.

   The Partnership accounts for its 85 percent interest in Denver Joint Venture and its 77.33% interest in CNL/Airport Joint Venture using the consolidation method. Minority interests represent the minority joint venture partners' proportionate share of the equity in the Partnership's consolidated joint ventures. All significant intercompany accounts and transactions have been eliminated.

2. Land and Buildings on Operating Leases:

   In January 1999, the Partnership reinvested a portion of the net sales proceeds it received from the 1998 sale of the property in Nashua, New Hampshire in a Burger King property located in Yelm, Washington, at an approximate cost of $1,032,400. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the land portion of this property was classified as an operating lease while the building portion was classified as a capital lease.

3. Investment in Joint Ventures:

   In February 1999, the Partnership reinvested a portion of the remaining net sales proceeds it received from the 1998 sale of the property in Nashua, New Hampshire in a joint venture arrangement, Portsmouth Joint Venture, with CNL Income Fund XVIII, Ltd., an affiliate of the general partners, to purchase and hold one restaurant property. As of March 31, 1999, the Partnership had contributed approximately $247,000 to the joint venture and owned a 42.8% interest in the profits and losses of this joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with this affiliate.

   The following presents the combined, condensed financial information for the joint ventures and the property held as tenants-in-common with an affiliate at:

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998


                                                      March 31,  December 31,
                                                         1999        1998
                                                      ---------- ------------
   Land and buildings on operating leases, less
    accumulated depreciation......................... $3,660,771  $3,427,681
   Net investment in direct financing lease..........    323,424         --
   Cash..............................................      8,405       1,109
   Prepaid expenses..................................      3,230       8,290
   Accrued rental income.............................    139,279     130,585
   Liabilities.......................................        155         --
   Partners' capital.................................  4,134,954   3,567,665
   Revenues..........................................    111,420     399,305
   Net income........................................     83,608     300,036

   The Partnership recognized income totalling $58,001 and $40,001 for the quarters ended March 31, 1999 and 1998, respectively, from these joint ventures.

4. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,394,196 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $43,333,961 of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

5. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 4 being adjusted to 2,197,098 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XI, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XI, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 1, 1999, except

 for the second paragraph of Note 11

 for which the date is March 11, 1999 and Note 12

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation............................. $21,683,785 $23,561,017
Net investment in direct financing leases.............   6,786,286   6,611,661
Investment in joint ventures..........................   2,521,613   2,567,786
Cash and cash equivalents.............................   1,559,240   1,272,386
Restricted cash.......................................   1,640,936         --
Receivables, less allowance for doubtful accounts
 $5,820 in 1998.......................................     132,311     119,575
Prepaid expenses......................................      12,335      13,363
Accrued rental income.................................   1,645,062   1,517,726
Other assets..........................................     122,024     122,024
                                                       ----------- -----------
                                                       $36,103,592 $35,785,538
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    14,461 $     6,508
Accrued and escrowed real estate taxes payable........      15,138      19,410
Distributions payable.................................     995,006     875,006
Due to related parties................................      25,446       6,648
Rents paid in advance and deposits....................      92,069      68,333
                                                       ----------- -----------
  Total liabilities...................................   1,142,120     975,905
Minority interests....................................     503,860     501,401
Partners' capital.....................................  34,457,612  34,308,232
                                                       ----------- -----------
                                                       $36,103,592 $35,785,538
                                                       =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ----------------------------------
                                               1998        1997        1996
                                            ----------  ----------  ----------
Revenues:
  Rental income from operating leases...... $2,644,418  $2,702,558  $2,765,327
  Earned income from direct financing
   leases..................................    893,187     841,426     850,650
  Contingent rental income.................    243,115     225,888     251,312
  Interest and other income................    139,707      62,440      61,403
                                            ----------  ----------  ----------
                                             3,920,427   3,832,312   3,928,692
                                            ----------  ----------  ----------
Expenses:
  General operating and administrative.....    154,434     148,380     164,642
  Professional services....................     34,140      32,077      30,984
  Management fees to related parties.......     39,393      37,974      37,293
  Real estate taxes........................      2,858         --          --
  State and other taxes....................     24,262      25,779      14,650
  Depreciation and amortization............    443,936     459,249     478,198
  Transaction costs........................     20,888         --          --
                                            ----------  ----------  ----------
                                               719,911     703,459     725,767
                                            ----------  ----------  ----------
Income Before Minority Interests in Income
 of Consolidated Joint Ventures, Equity in
 Earnings of Unconsolidated Joint Ventures
 and Gain on Sale of Land and Buildings....  3,200,516   3,128,853   3,202,925
Minority Interests in Income of
 Consolidated Joint Ventures...............    (68,474)    (69,877)    (70,116)
Equity in Earnings of Unconsolidated Joint
 Ventures..................................    215,501     236,103     118,211
Gain on Sale of Land and Buildings.........    461,861         --      213,685
                                            ----------  ----------  ----------
Net Income................................. $3,809,404  $3,295,079  $3,464,705
                                            ==========  ==========  ==========
Allocation of Net Income:
  General partners......................... $   34,815  $   32,951  $   33,356
  Limited partners.........................  3,774,589   3,262,128   3,431,349
                                            ----------  ----------  ----------
                                            $3,809,404  $3,295,079  $3,464,705
                                            ==========  ==========  ==========
Net Income Per Limited Partner Unit........ $     0.94  $     0.82  $     0.86
                                            ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding.........................  4,000,000   4,000,000   4,000,000
                                            ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $108,925    $40,000,000  $(11,515,062)  $10,783,633 $(4,790,000) $34,588,496
 Distributions to
  limited partners
  ($0.89 per limited
  partners unit)........       --            --             --     (3,540,024)          --          --    (3,540,024)
 Net income.............       --         33,356            --            --      3,431,349         --     3,464,705
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000       142,281     40,000,000   (15,055,086)   14,214,982  (4,790,000)  34,513,177
 Distributions to
  limited partners
  ($0.88 per limited
  partners unit)........       --            --             --     (3,500,024)          --          --    (3,500,024)
 Net income.............       --         32,951            --            --      3,262,128         --     3,295,079
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       175,232     40,000,000   (18,555,110)   17,477,110  (4,790,000)  34,308,232
 Distributions to
  limited partners
  ($0.92 per limited
  partners unit)........       --            --             --     (3,660,024)          --          --    (3,660,024)
 Net income.............       --         34,815            --            --      3,774,589         --     3,809,404
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $210,047    $40,000,000  $(22,215,134)  $21,251,699 $(4,790,000) $34,457,612
                            ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants................  $3,826,352  $3,585,979  $3,657,138
 Distributions from unconsolidated joint
  ventures.................................     262,843     250,497     148,375
 Cash paid for expenses....................    (247,138)   (237,312)   (251,408)
 Interest received.........................      52,005      43,632      47,609
                                             ----------  ----------  ----------
  Net cash provided by operating
   activities..............................   3,894,062   3,642,796   3,601,714
                                             ----------  ----------  ----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and buildings..   1,630,296         --    1,044,750
 Investment in joint ventures..............      (1,169) (1,044,750)        --
 Decrease (increase) in restricted cash....  (1,630,296)  1,044,750  (1,044,750)
                                             ----------  ----------  ----------
  Net cash used in investing activities....      (1,169)        --          --
                                             ----------  ----------  ----------
 Cash Flows From Financing Activities:
 Distributions to limited partners.........  (3,540,024) (3,540,024) (3,540,024)
 Distributions to holders of minority
  interests................................     (66,015)    (56,246)    (58,718)
                                             ----------  ----------  ----------
  Net cash used in financing activities....  (3,606,039) (3,596,270) (3,598,742)
                                             ----------  ----------  ----------
Net Increase in Cash and Cash Equivalents..     286,854      46,526       2,972
Cash and Cash Equivalents at Beginning of
 Year......................................   1,272,386   1,225,860   1,222,888
                                             ----------  ----------  ----------
Cash and Cash Equivalents at End of Year...  $1,559,240  $1,272,386  $1,225,860
                                             ==========  ==========  ==========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income................................  $3,809,404  $3,295,079  $3,464,705
                                             ----------  ----------  ----------
 Adjustments to reconcile net income to net
  cash provided by operating activities:
 Depreciation..............................     443,936     458,660     476,198
 Amortization..............................         --          589       2,000
 Gain on sale of land and buildings........    (461,861)        --     (213,685)
 Minority interests in income of
  consolidated joint ventures..............      68,474      69,877      70,116
 Equity in earnings of unconsolidated joint
  ventures, net of distributions...........      47,342      14,394      30,164
 Decrease (increase) in receivables........     (23,376)    (23,957)     25,855
 Decrease (increase) in prepaid expenses...       1,028        (136)        151
 Decrease in net investment in direct
  financing leases.........................      90,236      74,706      62,366
 Increase in accrued rental income.........    (127,336)   (260,223)   (296,439)
 Increase in accounts payable and accrued
  expenses.................................       3,681       2,143       4,280
 Increase (decrease) in due to related
  parties..................................      18,798       4,527      (4,386)
 Increase (decrease) in rents paid in
  advance and deposits.....................      23,736       7,137     (19,611)
                                             ----------  ----------  ----------
  Total adjustments........................      84,658     347,717     137,009
                                             ----------  ----------  ----------
Net Cash Provided by Operating Activities..  $3,894,062  $3,642,796  $3,601,714
                                             ==========  ==========  ==========
Supplemental Schedule of Non-Cash Financing
 Activities:
 Land and building under operating lease
  exchanged for land and building
  under operating lease....................  $  718,930  $      --   $      --
                                             ==========  ==========  ==========
 Distributions declared and unpaid at
  December 31..............................  $  995,006  $  875,006  $  915,006
                                             ==========  ==========  ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to the fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

accrued rental income, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its 85 percent interest in Denver Joint Venture and its 77.33% interest in CNL/Airport Joint Venture using the consolidation method. Minority interests represent the minority joint venture partners' proportionate share of equity in the Partnership's consolidated joint ventures. All significant intercompany accounts and transactions have been eliminated.

   The Partnership's investments in Ashland Joint Venture and Des Moines Real Estate Joint Venture, and a property in Corpus Christi, Texas, for which the property is held as tenants-in-common, are accounted for using the equity method since the Partnership shares control with affiliates which have the same General Partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

the majority of these leases are operating leases. Substantially all leases are for 14 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Land............................................ $11,607,426  $12,269,964
      Buildings.......................................  12,666,144   13,746,182
                                                       -----------  -----------
                                                        24,273,570   26,016,146
      Less accumulated depreciation...................  (2,589,785)  (2,455,129)
                                                       -----------  -----------
                                                       $21,683,785  $23,561,017
                                                       ===========  ===========

   In September 1998, the tenant of the property in Columbus, Ohio, exercised its option under the terms of its lease agreement, to exchange one existing property with a replacement property. In conjunction therewith, the Partnership exchanged the Burger King property in Columbus, Ohio, for a Burger King property in Danbury, Connecticut. The lease for the property in Columbus, Ohio, was amended to allow the property in Danbury, Connecticut to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Danbury, Connecticut at the net book value of the property in Columbus, Ohio. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

   In October 1998, the Partnership sold its property in Nashua, New Hampshire, to a third party for $1,748,000, and received net sales proceeds of $1,630,296, resulting in a gain of $461,861 for financial reporting purposes. This property was originally acquired by the Partnership in 1992 at a cost of approximately $1,302,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold this property for a total of approximately $327,900 in excess of its original purchase price.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $127,336, $260,233 and
$296,439, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,426,198
      2000..........................................................   2,426,198
      2001..........................................................   2,435,203
      2002..........................................................   2,486,388
      2003..........................................................   2,644,398
      Thereafter....................................................  16,656,009
                                                                     -----------
                                                                     $29,074,394
                                                                     ===========

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Minimum lease payments receivable............... $13,985,977  $13,834,907
      Estimated residual values.......................   2,210,329    2,144,114
      Less unearned income............................  (9,410,020)  (9,367,360)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 6,786,286  $ 6,611,661
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on the direct financing leases at December 31, 1998:

      1999.......................................................... $   988,575
      2000..........................................................     988,575
      2001..........................................................     988,575
      2002..........................................................     999,775
      2003..........................................................   1,019,879
      Thereafter....................................................   9,000,598
                                                                     -----------
                                                                     $13,985,977
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 62.16% and a 76.6% interest in the profits and losses of Ashland Joint Venture and Des Moines Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In January 1997, the Partnership acquired a 72.58% interest in a Black-eyed Pea property in Corpus Christi, Texas, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate, and amounts relating to its investment are included in investment in joint ventures.

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Ashland Joint Venture, Des Moines Real Estate Joint Venture and the Partnership and affiliate, as tenants-in-common, each own and lease one property to an operator of national fast-food restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                            1998       1997
                                                         ---------- ----------
   Land and buildings on operating leases, less accumu-
    lated depreciation.................................  $3,427,681 $3,511,507
   Cash................................................       1,109        621
   Receivables.........................................         --      21,638
   Prepaid expenses....................................       8,290      6,939
   Accrued rental income...............................     130,585     99,429
   Liabilities.........................................         --         466
   Partners' capital...................................   3,567,665  3,639,668
   Revenues............................................     399,305    430,923
   Net income..........................................     300,036    334,962

   The Partnership recognized income totalling $215,501, $236,103, and $118,211 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Restricted Cash:

   As of December 31, 1998, the net sales proceeds of $1,630,296 from the sale of the property in Nashua, New Hampshire, plus accrued interest of $10,640, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property (See Note 11).

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership,

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,660,024, $3,500,024 and $3,540,024, respectively. No distributions have been made to the general partners to date.

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
Net income for financial reporting
 purposes.................................  $3,809,404  $3,295,079  $3,464,705
Depreciation for tax reporting purposes
 less than (in excess of) depreciation for
 financial reporting purposes.............       2,899     (43,077)    (39,035)
Gain on sale of land and building for
 financial reporting purposes in excess of
 gain for tax reporting purposes..........    (461,861)        --     (213,685)
Direct financing leases recorded as
 operating leases for tax reporting
 purposes.................................      90,236      74,706      62,366
Equity in earnings of unconsolidated joint
 ventures for financial reporting purposes
 in excess of equity in earnings of
 unconsolidated joint ventures for tax
 reporting purposes.......................      (5,906)    (13,296)       (606)
Capitalization of transaction costs for
 tax reporting purposes...................      20,888         --          --
Accrued rental income.....................    (127,336)   (260,223)   (296,439)
Rents paid in advance.....................      23,236      22,436     (19,611)
Allowance for doubtful accounts...........       5,820     (14,746)     (8,114)
Minority interests in timing differences
 of consolidated joint ventures...........    (44,316)      14,430      15,933
                                            ----------  ----------  ----------
Net income for federal income tax
 purposes.................................  $3,313,064  $3,075,309  $2,965,514
                                            ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. The Partnership incurred management fees of $39,393, $37,974, and $37,293 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $101,423, $88,667, and $95,845 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1997, the Partnership and an affiliate of the general partners acquired a property as tenants-in-common for a purchase price of $1,441,057 (of which the Partnership contributed $1,044,750 or 72.50%) from CNL BB Corp., an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership and the affiliate. The purchase price paid by the Partnership and the affiliate represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997, totalled $25,446 and $6,648, respectively.

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from the unconsolidated joint ventures and the property held as tenants-in-common with an affiliate of the general partners), for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
Foodmaker, Inc...................................... $768,032 $768,032 $768,032
Burger King Corporation and BK Acquisition, Inc.....  695,427  733,620  712,334
Golden Corral Corporation...........................  564,104  538,871  538,355
DenAmerica Corporation..............................  536,779  489,623      N/A
Advantica Restaurant Group, Inc. (Denny's, Inc. and
 Quincy's Restaurants, Inc., during the year ended
 December 31, 1998).................................  473,726      N/A      N/A
Flagstar Enterprises, Inc. (and Denny's, Inc. and
 Quincy's Restaurants, Inc. during the years ended
 December 31, 1997 and 1996)........................      N/A  780,502  774,347

                         CNL INCOME FUND XI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from the unconsolidated joint ventures and the property held as tenants-in-common with an affiliate of the general partners), for each of the years ended December 31:

                                                  1998       1997       1996
                                               ---------- ---------- ----------
Burger King................................... $1,144,250 $1,198,027 $1,271,606
Denny's.......................................    898,908    854,141    747,341
Jack in the Box...............................    768,032    768,032    768,032
Golden Corral Family Steakhouse Restaurants...    564,103    538,871    538,355

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the Properties in a timely manner.

11. Subsequent Events:

   In January 1999, the Partnership reinvested a portion of the net sales proceeds it received from the sale of the property in Nashua, New Hampshire, in a Burger King property located in Yelm, Washington, at an approximate cost of $1,034,000. In connection therewith, the Partnership entered into a long term, triple-net lease with terms substantially the same as its other leases.

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,394,196 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $43,333,961 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,197,098 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.


   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                            Property                                  Historical
                                           Acquisition                                   CNL
                              Historical    Pro Forma                    Historical   Financial
                                 APF       Adjustments       Subtotal     Advisor   Services, Inc.
                             ------------  -----------     ------------  ---------- --------------
          ASSETS:
Land and Building on
 operating
 leases (net depreciation)..  475,787,661   58,749,637 (A)  534,537,298           0            0
Net Investment in Direct
 Financing
 Leases....................   123,270,117            0      123,270,117           0            0
Mortgages and Notes
 Receivable................    41,269,740            0       41,269,740           0            0
Other Investments..........    16,199,792            0       16,199,792           0            0
Investment In Joint
 Ventures..................     1,083,564            0        1,083,564           0            0
Cash and Cash Equivalents..    35,796,119  (25,093,119)(A)   10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit...................     2,007,278            0        2,007,278           0            0
Receivables (net
 allowances)
 /Due from Related Party...       548,862            0          548,862   7,141,967    5,457,493
Accrued Rental Income......     5,007,334            0        5,007,334           0            0
Other Assets...............     7,723,678            0        7,723,678     490,141      298,498
Goodwill...................             0            0                0           0            0
                             ------------  -----------     ------------  ----------   ----------
 Total Assets..............  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                             ============  ===========     ============  ==========   ==========
  LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued
 Liabilities...............  $  3,464,190  $         0     $  3,464,190  $  576,531   $  304,375
Accrued Construction Costs
 Payable...................    10,172,169            0       10,172,169           0            0
Distributions Payable......             0            0                0     119,808            0
Due to Related Parties.....       148,629            0          148,629           0      563,724
Income Tax Payable.........             0            0                0           0            0
Line of Credit/Notes
 payable...................    34,150,000   33,656,518 (A)   67,806,518     386,229            0
Deferred Income............     2,052,530            0        2,052,530           0            0
Rents Paid in Advance......     1,340,636            0        1,340,636           0            0
Minority Interest..........       280,970            0          280,970           0            0
Common Stock...............       373,483            0          373,483           0            0
Common Stock--Class A......             0            0                0       6,400        2,000
Common Stock--Class B......             0            0                0       3,600          724
Additional Paid-in-
 capital...................   670,055,177            0      670,055,177   4,617,047    5,303,503
Accumulated distributions
 in
 excess of net earnings....   (13,293,639)           0      (13,293,639)  2,514,205      134,080
Partners Capital...........             0            0                0           0            0
                             ------------  -----------     ------------  ----------   ----------
 Total Liabilities and
  Equity...................  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                             ============  ===========     ============  ==========   ==========

                    CNL AMERICAN PROPERTIES FUND, INC.

                           As of March 31, 1999

                           Historical                                    Historical
                              CNL       Combining                        CNL Income
                           Financial    Pro Forma           Combined      Fund XI,    Pro Forma           Adjusted
                             Corp.     Adjustments            APF           Ltd.     Adjustments         Pro Forma
                          ------------ ------------      --------------  ----------- ------------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298   21,914,945    9,958,646 (B2)    566,410,889
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117    7,455,352    2,540,926 (B2)    133,266,395
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027          --             0         289,166,027
Other Investments.......     6,353,482            0          22,553,274            0            0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564    2,759,981    1,760,980 (B2)      5,604,525
Cash and Cash
 Equivalents............     4,896,688   (7,885,789)(B1)      8,858,026    1,872,630   (2,817,211)(B2)      7,436,445
                                                                                         (477,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521          --             0           2,860,521
Receivables (net
 allowances)
 /Due from Related
 Party..................     1,969,339     (148,629)(C)      14,969,032       36,172      (11,398)(E)      14,993,806
Accrued Rental Income...             0            0           5,007,334    1,677,835   (1,677,835)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835      135,478     (135,478)(B2)      8,450,835
Goodwill................             0   42,799,267 (B1)     42,799,267            0            0          42,799,267
                          ------------ ------------      --------------  ----------- ------------      --------------
 Total Assets...........  $264,700,433 $ 31,971,973      $1,053,555,295  $35,852,393 $  9,141,630      $1,098,549,318
                          ============ ============      ==============  =========== ============      ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055  $    59,252 $          0      $    6,018,307
Accrued Construction
 Costs Payable..........             0            0          10,172,169            0            0          10,172,169
Distributions Payable...             0            0             119,808      875,006            0             994,814
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405       11,398      (11,398)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0            0            0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228            0            0         295,130,228
Deferred Income.........             0            0           2,052,530            0            0           2,052,530
Rents Paid in Advance...             0            0           1,340,636       90,907            0           1,431,543
Minority Interest.......             0            0             280,970      503,903            0             784,873
Common Stock............             0       61,500 (B1)        434,983            0       21,732 (B2)        456,715
Common Stock--Class A...           200       (8,600)(B1)              0            0            0                   0
Common Stock--Class B...           501       (4,825)(B1)              0            0            0                   0
Additional Paid-in-
 capital................     3,937,095  122,938,500 (B1)    792,943,677            0   43,443,223 (B2)    836,386,900
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (86,753,166)           0            0         (86,753,166)
                                        (73,731,268)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0   34,311,927  (34,311,927)(B2)              0
                          ------------ ------------      --------------  ----------- ------------      --------------
 Total Liabilities and
  Equity................  $264,700,433 $ 31,971,973      $1,053,555,295  $35,852,393 $  9,141,630      $1,098,549,318
                          ============ ============      ==============  =========== ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                        Property                                              Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  -----------    -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0
 Fees...................            0           0               0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763           0       2,214,763      47,213       129,362    5,233,919
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269           0       1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364           0         697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0           0               0      23,326       292,575            0
 Interest Expense ......            0           0               0      50,730             0    4,769,268
 State Taxes............      235,208           0         235,208           0             0            0
 Depreciation--Other....            0           0               0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813     349,465(a)    1,898,278           0             0            0
 Amortization...........        7,368           0           7,368           0             0            0
 Transaction Costs......      125,926           0         125,926           0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271           0          17,271           0             0            0
 Gain on Sale of
  Properties............            0           0               0           0             0            0
 Provision For Loss on
  Properties............     (215,797)          0        (215,797)          0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0           0               0     127,496        48,017       73,166
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========  ==========     ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........       50.03x         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401         n/a      37,347,401         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464         n/a      37,348,464         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                           Historical
                           Combining                           CNL
                           Pro Forma           Combined    Income Fund  Pro Forma           Adjusted
                          Adjustments             APF       XI, Ltd.   Adjustments         Pro Forma
                          -----------         -----------  ----------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161  $  899,271   $  15,420 (j)     $ 15,437,852
 Fees...................   (2,450,663)(b),(c)   1,256,304           0     (24,231)(k)        1,232,073
 Interest and Other
  Income................       62,068 (d)       7,687,325      20,934           0            7,708,259
                          -----------         -----------  ----------   ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790  $  920,205   $  (8,811)        $ 24,378,184
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012      53,198     (25,220)(l),(m)    4,696,990
 Management and Advisory
  Fees..................   (1,308,560)(f)               0       9,476      (9,476)(n)                0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115           0           0               23,115
 Interest Expense.......            0           4,819,998           0           0            4,819,998
 State Taxes............            0             235,208      28,189       8,961 (o)          272,358
 Depreciation--Other....            0              65,819           0           0               65,819
 Depreciation--
  Property..............            0           1,898,278     106,646      52,691 (p)        2,057,615
 Amortization...........      534,991 (h)         542,359           0           0              542,359
 Transaction Costs......            0             125,926      34,967           0              160,893
                          -----------         -----------  ----------   ---------         ------------
 Total Expenses.........   (1,444,089)         12,379,715     232,476      26,956           12,639,147
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties and Other
 Expenses...............  $  (944,506)        $11,087,075  $  687,729   $ (35,767)        $ 11,739,037
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271      41,592     (13,379)(q)           45,484
 Gain on Sale of
  Properties............            0                   0           0           0                    0
 Provision For Loss on
  Properties............            0            (215,797)          0           0             (215,797)
                          -----------         -----------  ----------   ---------         ------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...     (944,506)         10,888,549     729,321     (49,146)          11,568,724
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0           0           0                    0
                          -----------         -----------  ----------   ---------         ------------
Net Earnings (Losses)...  $(1,193,185)        $10,888,549  $  729,321   $ (49,146)        $ 11,568,724
                          ===========         ===========  ==========   =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a  $     0.18   $     n/a         $       0.25
                          ===========         ===========  ==========   =========         ============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a         n/a         n/a                 3.27x
                          ===========         ===========  ==========   =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a  $     8.58   $     n/a         $      16.42
                          ===========         ===========  ==========   =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a  $     0.22   $     n/a         $        n/a
                          ===========         ===========  ==========   =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a   4,000,000         n/a                  n/a
                          ===========         ===========  ==========   =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401         n/a   2,173,248           45,670,649 (r)
                          ===========         ===========  ==========   =========         ============
Shares Outstanding......    6,150,000          43,498,464         n/a   2,173,248           45,671,712
                          ===========         ===========  ==========   =========         ============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                  $(22,713,868)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                    42,571,895
                                                                                          ------------
Adjusted Pro Forma
 Distributions Declared:                                                                  $ 19,858,027 (s)
                                                                                          ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                  $913,412,975 (t)
                                                                                          ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                  $        217 (u)
                                                                                          ============

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                               Historical
                                       Acquisition                              Historical CNL     CNL
                          Historical    Pro Forma                  Historical     Financial     Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  -----------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a) $55,049,526  $         0    $        0   $         0
 Fees...................            0            0              0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078    22,238,311
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406             0
 Interest Expense ......            0            0              0      148,415             0    21,350,174
 State Taxes............      548,320            0        548,320       19,126             0             0
 Depreciation--Other....            0            0              0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0             0
 Amortization...........       11,808            0         11,808       57,077             0        95,116
 Transaction Costs......      157,054            0        157,054            0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829
Operating
 Earnings(Losses) Before
 Equity in Earnings of
 Joint Ventures/Minority
 Interests, Gain on Sale
 of Properties,
 Provision for Losses on
 Properties and Other
 Expenses...............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0              0            0             0             0
 Gain on
  Securitization........            0            0              0            0             0     3,694,351
 Other Expenses.........            0            0              0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641      (246,603)
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========    ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........        79.97x         n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,571,079     34,219,298          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                                                    Historical
                                                   Combining                            CNL
                                                   Pro Forma            Combined    Income Fund  Pro Forma
                                                  Adjustments              APF       XI, Ltd.   Adjustments
                                                  ------------         -----------  ----------- -----------
Revenues:
 Rental and Earned Income.....................    $          0         $55,049,526  $3,780,720   $  61,679 (j)
 Fees.........................................     (32,715,768)(b),(c)   3,226,263           0     (72,158)(k)
 Interest and Other Income....................         207,144 (d)      32,221,925     139,707           0
                                                  ------------         -----------  ----------   ---------
 Total Revenue................................    $(32,508,624)        $90,497,714  $3,920,427   $ (10,479)
Expenses:
 General and Administrative...................      (4,241,719)(e)      15,939,556     191,432     (86,848)(l),(m)
 Management and Advisory Fees.................      (4,658,434)(f)               0      39,393     (39,393)(n)
 Fees to Related Parties......................      (2,161,897)(g)         858,787           0           0
 Interest Expense.............................               0          21,498,589           0           0
 State Taxes..................................               0             567,446      24,262      13,509 (o)
 Depreciation--Other..........................               0             199,157           0           0
 Depreciation--Property.......................        (340,898)(r)       6,590,760     443,936     210,765 (p)
 Amortization.................................       2,139,963 (h)       2,303,964           0           0
 Transaction Costs............................               0             157,054      20,888           0
                                                  ------------         -----------  ----------   ---------
 Total Expenses...............................      (9,262,985)         48,115,313     719,911      98,033
Operating Earnings(Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties,
 Provision for Losses on Properties and Other
 Expenses.....................................    $(23,245,639)        $42,382,401  $3,200,516   $(108,512)
 Equity in Earnings of Joint Venture/Minority
  Interest....................................               0             (14,138)    147,027     (53,515)(q)
 Gain on Sale of Properties...................               0                   0     461,861           0
 Gain on Securitization.......................               0           3,694,351           0           0
 Other Expenses...............................               0                   0           0           0
 Provision For Loss on Properties.............               0            (611,534)          0           0
                                                  ------------         -----------  ----------   ---------
Net Earnings (Losses) Before
 Benefit/(Provision) for Federal Income
 Taxes........................................     (23,245,639)         45,451,080   3,809,404    (162,027)
 Benefit/(Provision) for Federal Income Taxes        6,898,434 (i)               0           0           0
                                                  ------------         -----------  ----------   ---------
Net Earnings (Losses).........................    $(16,347,205)        $45,451,080  $3,809,404   $(162,027)
                                                  ============         ===========  ==========   =========
Earnings Per Share/Unit.......................    $        n/a         $       n/a  $     0.95   $     n/a
                                                  ============         ===========  ==========   =========
Ratio of Earnings to Fixed Charges............             n/a                 n/a         n/a         n/a
                                                  ============         ===========  ==========   =========
Book Value Per Share/Unit.....................    $        n/a         $       n/a  $     8.61   $     n/a
                                                  ============         ===========  ==========   =========
Dividends Per Share/Unit......................    $        n/a         $       n/a  $     0.91   $     n/a
                                                  ============         ===========  ==========   =========
Wtd. Avg. Units Outstanding...................             n/a                 n/a   4,000,000         n/a
                                                  ============         ===========  ==========   =========
Wtd. Avg. Shares Outstanding..................       6,150,000          40,369,298         n/a   2,173,248
                                                  ============         ===========  ==========   =========
Shares Outstanding............................       6,150,000          43,522,684         n/a   2,173,248
                                                  ============         ===========  ==========   =========
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from Statement
  of Cashflows................................
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable..........
 Addback Pro Forma Investments in Notes
  Receivable..................................
Adjusted Pro Forma Distributions Declared:
Pro Forma Wtd. Avg. Dollars Outstanding.......
Pro Forma Cash Distributions Declared per
 $10,000 Investment...........................
                                                    Adjusted
                                                   Pro Forma
                                                  ----------------
Revenues:
 Rental and Earned Income.....................    $ 58,891,925
 Fees.........................................       3,154,105
 Interest and Other Income....................      32,361,632
                                                  ----------------
 Total Revenue................................    $ 94,407,662
Expenses:
 General and Administrative...................      16,044,140
 Management and Advisory Fees.................               0
 Fees to Related Parties......................         858,787
 Interest Expense.............................      21,498,589
 State Taxes..................................         605,217
 Depreciation--Other..........................         199,157
 Depreciation--Property.......................       7,245,461
 Amortization.................................       2,303,964
 Transaction Costs............................         177,942
                                                  ----------------
 Total Expenses...............................      48,933,257
Operating Earnings(Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties,
 Provision for Losses on Properties and Other
 Expenses.....................................    $ 45,474,405
 Equity in Earnings of Joint Venture/Minority
  Interest....................................          79,374
 Gain on Sale of Properties...................         461,861
 Gain on Securitization.......................       3,694,351
 Other Expenses...............................              0
 Provision For Loss on Properties.............        (611,534)
                                                  ----------------
Net Earnings (Losses) Before
 Benefit/(Provision) for Federal Income
 Taxes........................................      49,098,457
 Benefit/(Provision) for Federal Income Taxes                0
                                                  ----------------
Net Earnings (Losses).........................    $ 49,098,457
                                                  ================
Earnings Per Share/Unit.......................    $       1.15
                                                  ================
Ratio of Earnings to Fixed Charges............           3.23x
                                                  ================
Book Value Per Share/Unit.....................    $      16.47
                                                  ================
Dividends Per Share/Unit......................    $        n/a
                                                  ================
Wtd. Avg. Units Outstanding...................             n/a
                                                  ================
Wtd. Avg. Shares Outstanding..................      42,542,546 (s)
                                                  ================
Shares Outstanding............................      45,695,932
                                                  ================
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from Statement
  of Cashflows................................    $ 59,418,695
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable..........    (265,871,668)
 Addback Pro Forma Investments in Notes
  Receivable..................................     288,590,674
                                                  ----------------
Adjusted Pro Forma Distributions Declared:        $ 82,137,691 (t)
                                                  ================
Pro Forma Wtd. Avg. Dollars Outstanding.......    $850,850,914 (u)
                                                  ================
Pro Forma Cash Distributions Declared per
 $10,000 Investment...........................    $        965 (v)
                                                  ================

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                             Property                                                   Historical
                                           Acquisition                                  Historical CNL     CNL
                             Historical     Pro Forma                      Historical     Financial     Financial
                                 APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                            -------------  ------------     -------------  -----------  -------------- ------------
 Cash Flows from
  Operating Activities:
 Net Income(loss)........   $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $   (129,428)
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
 Depreciation............       1,548,813       349,465 (b)     1,898,278       39,581            0               0
 Amortization expense....           7,368             0             7,368            0       26,238         424,697
 Minority interest in
  income of consolidated
  joint venture..........           7,763             0             7,763            0            0               0
 Equity in earnings of
  joint ventures, net of
  distributions..........          23,234             0            23,234            0            0               0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases.................               0             0                 0            0            0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases.................         215,797             0           215,797            0            0         (73,166)
 Gain on securitization..               0             0                 0            0            0               0
 Net cash proceeds from
  securitization of notes
  receivable.............               0             0                 0            0            0               0
 Decrease(increase) in
  other receivables......         (82,660)            0           (82,660)    (377,933)    (242,251)         (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable.............               0             0                 0            0            0               0
 Decrease(increase) in
  accrued interest on
  mortgage note
  receivable.............               0             0                 0            0            0        (449,580)
 Investment in notes
  receivable.............               0             0                 0            0            0     (42,571,895)
 Collections on notes
  receivable.............               0             0                 0            0            0       6,417,907
 Increase in restricted
  cash...................               0             0                 0            0            0        (402,461)
 Decrease in due from
  related party..........               0             0                 0            0            0          55,382
 Decrease(increase) in
  prepaid expenses.......          27,548             0            27,548            0        1,811               0
 Decrease in net
  investment in direct
  financing leases.......         787,375                         787,375            0            0               0
 Increase in accrued
  rental income..........      (1,047,421)            0        (1,047,421)           0            0               0
 Decrease(increase) in
  intangibles and other
  assets.................                                                      (30,554)                       7,942
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other liabilities......         306,277             0           306,277     (840,058)    (130,506)       (103,980)
 Increase (decrease) in
  due to related parties,
  excluding reimbursement
  of acquisition, and
  stock issuance costs
  paid on behalf of the
  entity.................          71,853             0            71,853       25,550            0               0
 Decrease in accrued
  interest...............               0             0                 0            0            0        (362,877)
 Increase in rents paid
  in advance and
  deposits...............         386,365             0           386,365            0            0               0
 Increase(decrease) in
  deferred rental
  income.................         862,647             0           862,647            0            0               0
                            -------------  ------------     -------------  -----------    ---------    ------------
  Total adjustments......       3,114,959       349,465         3,464,424   (1,183,414)    (344,708)    (37,064,802)
                            -------------  ------------     -------------  -----------    ---------    ------------
  Net cash provided
   by(used in) operating
   activities............      13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)    (37,194,230)
 Cash Flows from
  Investing Activities:
 Proceeds from sale of
  land, buildings, direct
  financing leases, and
  equipment..............               0             0                 0            0            0               0
 Additions to land and
  buildings on operating
  leases.................     (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)              0
 Investment in direct
  financing leases.......     (29,608,346)            0       (29,608,346)           0            0               0
 Investment in joint
  venture................        (117,662)            0          (117,662)           0            0               0
 Acquisition of
  businesses.............
 Purchase of other
  investments............               0             0                 0            0            0               0
 Net loss in market value
  from investments in
  trading securities.....               0             0                 0            0            0               0
 Proceeds from retained
  interest and
  securities, excluding
  investment income......               0             0                 0            0            0         134,981
 Investment in mortgage
  notes receivable.......      (1,388,463)            0        (1,388,463)           0            0               0
 Collections on mortgage
  note receivable........          75,010             0            75,010            0            0               0
 Investment in notes
  receivable.............      (1,087,483)            0        (1,087,483)           0            0               0
 Collection on notes
  receivable.............         239,596             0           239,596            0            0               0
 Decrease in restricted
  cash...................               0             0                 0            0            0               0
 Increase in intangibles
  and other assets.......               0             0                 0            0            0               0
 Investment in
  certificates of
  deposit................               0             0                 0            0            0               0
 Other...................               0             0                 0            0            0               0
                            -------------  ------------     -------------  -----------    ---------    ------------
  Net cash provided
   by(used in) investing
   activities............    (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)        134,981
 Cash Flows from
  Financing Activities:
 Subscriptions received
  from stockholders......         210,735             0           210,735    1,288,673       20,572               0
 Contributions from
  limited partners.......               0             0                 0            0            0               0
 Contributions from
  holder of minority
  interest...............               0             0                 0            0            0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity...      (1,142,237)            0        (1,142,237)           0            0               0
 Payment of stock
  issuance costs.........        (722,001)            0          (722,001)           0            0               0
 Proceeds from borrowing
  on line of credit/notes
  payable................      36,587,245    33,656,518 (e)    70,243,763            0            0      49,730,934
 Payment on line of
  credit/notes payable...     (12,580,289)            0       (12,580,289)           0       (2,385)    (10,291,473)
 Retirement of shares of
  common stock...........               0             0                 0            0            0               0
 Distributions to holders
  of minority interest...          (8,610)            0            (8,610)           0            0               0
 Distributions to limited
  partners...............               0             0                 0            0            0               0
 Distributions to
  stockholders...........     (14,237,405)            0       (14,237,405)           0            0               0
 Other...................        (200,234)            0          (200,234)           0            0          (9,602)
                            -------------  ------------     -------------  -----------    ---------    ------------
  Net cash provided
   by(used in) financing
   activities............       7,907,204    33,656,518        41,563,722    1,288,673       18,187      39,429,859
 Net increase in cash....     (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)      2,370,610
 Cash at beginning of
  year...................     123,199,837             0       123,199,837      713,308      962,573       2,526,078
                            -------------  ------------     -------------  -----------    ---------    ------------
 Cash at end of year.....   $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $  4,896,688
                            =============  ============     =============  ===========    =========    ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999


                             Combining                      Historical
                             Pro Forma                      CNL Income    Pro Forma      Adjusted Pro
                            Adjustments     Combined APF   Fund XI, Ltd. Adjustments         Forma
                            -----------     -------------  ------------- -----------     -------------
 Cash Flows from
  Operating Activities:
 Net Income(loss)........   $(1,193,185)(a) $  10,888,549   $   729,321  $   (49,146)(a) $  11,568,724
 Adjustments to reconcile
  net income to net cash
  provided by operating
  activities:
 Depreciation............             0         1,937,859       106,646       52,691 (b)     2,097,196
 Amortization expense....       534,991 (c)       993,294             0            0           993,294
 Minority interest in
  income of consolidated
  joint venture..........             0             7,763        16,409            0            24,172
 Equity in earnings of
  joint ventures, net of
  distributions..........             0            23,234         8,918       13,379 (d)        45,531
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases.................             0                 0             0            0                 0
 Provision for loss on
  land, buildings, and
  direct financing
  leases.................             0           142,631             0            0           142,631
 Gain on securitization..             0                 0             0            0                 0
 Net cash proceeds from
  securitization of notes
  receivable.............             0                 0             0            0                 0
 Decrease(increase) in
  other receivables......             0          (709,615)      106,779            0          (602,836)
 Increase in accrued
  interest income
  included in notes
  receivable.............             0                 0             0            0                 0
 Decrease(increase) in
  accrued interest on
  mortgage note
  receivable.............             0          (449,580)            0            0          (449,580)
 Investment in notes
  receivable.............             0       (42,571,895)            0            0       (42,571,895)
 Collections on notes
  receivable.............             0         6,417,907             0            0         6,417,907
 Increase in restricted
  cash...................             0          (402,461)            0            0          (402,461)
 Decrease in due from
  related party..........             0            55,382             0            0            55,382
 Decrease(increase) in
  prepaid expenses.......             0            29,359        (1,119)           0            28,240
 Decrease in net
  investment in direct
  financing leases.......             0           787,375        25,544            0           812,919
 Increase in accrued
  rental income..........             0        (1,047,421)      (32,773)           0        (1,080,194)
 Decrease(increase) in
  intangibles and other
  assets.................             0           (22,612)            0            0           (22,612)
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other liabilities......             0          (768,267)       29,653            0          (738,614)
 Increase (decrease) in
  due to related parties,
  excluding reimbursement
  of acquisition, and
  stock issuance costs
  paid on behalf of the
  entity.................             0            97,403       (14,048)           0            83,355
 Decrease in accrued
  interest...............             0          (362,877)            0            0          (362,877)
 Increase in rents paid
  in advance and
  deposits...............             0           386,365        (1,162)           0           385,203
 Increase(decrease) in
  deferred rental
  income.................             0           862,647             0            0           862,647
                            -----------     -------------   -----------  -----------     -------------
  Total adjustments......       534,991       (34,593,509)      244,847       66,070       (34,282,592)
                            -----------     -------------   -----------  -----------     -------------
  Net cash provided
   by(used in) operating
   activities............      (658,194)      (23,704,960)      974,168       16,924       (22,713,868)
 Cash Flows from
  Investing Activities:
 Proceeds from sale of
  land, buildings, direct
  financing leases, and
  equipment..............             0                 0             0            0                 0
 Additions to land and
  buildings on operating
  leases.................                    (135,820,136)     (337,806)                  (136,157,942)
 Investment in direct
  financing leases.......             0       (29,608,346)     (694,610)           0       (30,302,956)
 Investment in joint
  venture................             0          (117,662)     (247,286)           0          (364,948)
 Acquisition of
  businesses.............    (7,885,789)(f)    (7,885,789)            0   (2,817,211)(g)   (11,180,000)
                                                                      0     (477,000)(g)
 Purchase of other
  investments............             0                 0             0            0                 0
 Net loss in market value
  from investments in
  trading securities.....             0                 0             0            0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income......             0           134,981             0            0           134,981
 Investment in mortgage
  notes receivable.......             0        (1,388,463)            0            0        (1,388,463)
 Collections on mortgage
  note receivable........             0            75,010             0            0            75,010
 Investment in notes
  receivable.............             0        (1,087,483)            0            0        (1,087,483)
 Collection on notes
  receivable.............             0           239,596             0            0           239,596
 Decrease in restricted
  cash...................             0                 0     1,630,296            0         1,630,296
 Increase in intangibles
  and other assets.......             0                 0             0            0                 0
 Investment in
  certificates of
  deposit................             0                 0             0            0                 0
 Other...................             0                 0             0            0                 0
                            -----------     -------------   -----------  -----------     -------------
  Net cash provided
   by(used in) investing
   activities............    (7,885,789)     (175,458,292)      350,594   (3,294,211)     (178,401,909)
 Cash Flows from
  Financing Activities:
 Subscriptions received
  from stockholders......             0         1,519,980             0            0         1,519,980
 Contributions from
  limited partners.......             0                 0             0            0                 0
 Contributions from
  holder of minority
  interest...............             0                 0             0            0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity...             0        (1,142,237)            0            0        (1,142,237)
 Payment of stock
  issuance costs.........             0          (722,001)            0            0          (722,001)
 Proceeds from borrowing
  on line of credit/notes
  payable................             0       119,974,697             0            0       119,974,697
 Payment on line of
  credit/notes payable...             0       (22,874,147)            0            0       (22,874,147)
 Retirement of shares of
  common stock...........             0                 0             0            0                 0
 Distributions to holders
  of minority interest...             0            (8,610)      (16,366)           0           (24,976)
 Distributions to limited
  partners...............             0                 0      (995,006)           0          (995,006)
 Distributions to
  stockholders...........             0       (14,237,405)            0            0       (14,237,405)
 Other...................             0          (209,836)            0            0          (209,836)
                            -----------     -------------   -----------  -----------     -------------
  Net cash provided
   by(used in) financing
   activities............             0        82,300,441    (1,011,372)           0        81,289,069
 Net increase in cash....    (8,543,983)     (116,862,811)      313,390   (3,277,287)     (119,826,708)
 Cash at beginning of
  year...................             0       127,401,796     1,559,240            0       128,961,036
                            -----------     -------------   -----------  -----------     -------------
 Cash at end of year.....   $(8,543,983)    $  10,538,985   $ 1,872,630  $(3,277,287)    $   9,134,328
                            ===========     =============   ===========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                         Property                                                  Historical
                                        Acquisition                                Historical CNL     CNL
                           Historical    Pro Forma                    Historical     Financial     Financial
                              APF       Adjustments       Subtotal      Advisor    Services, Inc.    Corp.
                          ------------  -----------     ------------  -----------  -------------- ------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $ 32,152,408  $19,030,497 (a) $ 51,182,905  $10,656,379    $(468,133)   $    427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........     4,042,290    2,889,368 (b)    6,931,658      119,923        79,234              0
 Amortization expense...        11,808                        11,808       56,003             0      2,246,273
 Minority interest in
  income of consolidated
  joint venture.........        30,156                        30,156            0             0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........       (15,440)                      (15,440)           0             0              0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................             0                             0            0             0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........       611,534                       611,534            0             0        398,042
 Gain on
  securitization........             0                             0            0             0     (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......             0                             0            0             0    265,871,668
 Decrease (increase) in
  other receivables.....       899,572                       899,572   (3,896,090)            0        453,105
 Increase in accrued
  interest income
  included in notes
  receivable............             0                             0            0             0       (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......             0                             0            0             0              0
 Investment in notes
  receivable............             0                             0            0             0   (288,590,674)
 Collections on notes
  receivable............             0                             0            0             0     23,539,641
 Decrease in restricted
  cash..................             0                             0            0             0      2,504,091
 Decrease (increase) in
  due from related
  party.................             0                             0            0        89,839     (1,043,527)
 Increase in prepaid
  expenses..............             0                             0            0         7,246              0
 Decrease in net
  investment in direct
  financing leases......     1,971,634                     1,971,634            0             0              0
 Increase in accrued
  rental income.........    (2,187,652)                   (2,187,652)           0             0              0
 Increase in intangibles
  and other assets......       (29,477)                      (29,477)     (44,716)      (20,635)       (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....       467,972                       467,972      156,317       325,898       (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..        31,255                        31,255            0      (164,619)             0
 Increase in accrued
  interest..............             0                             0            0             0        (77,968)
 Increase in rents paid
  in advance and
  deposits..............       436,843                       436,843            0             0              0
 Decrease in deferred
  rental income.........       693,372                       693,372            0             0              0
                          ------------  -----------     ------------  -----------    ----------   ------------
 Total adjustments......     6,963,867    2,889,368        9,853,235   (3,608,563)      316,963      1,610,591
                          ------------  -----------     ------------  -----------    ----------   ------------
 Net cash provided by
  (used in) operating
  activities............    39,116,275   21,919,865       61,036,140    7,047,816     (151,170)      2,037,725
Cash Flows from
 Investing Activities:
Proceeds from sale of
 land, buildings, direct
 financing leases, and
 equipment..............     2,385,941                     2,385,941            0             0              0
Additions to land and
 buildings on operating
 leases.................  (200,101,667) (58,749,637)(e) (258,851,304)    (381,671)     (236,372)             0
Investment in direct
 financing leases.......   (47,115,435)                  (47,115,435)           0             0              0
Investment in joint
 venture................      (974,696)                     (974,696)           0             0              0
Acquisition of
 businesses.............
Purchase of other
 investments............   (16,083,055)                  (16,083,055)           0             0              0
Net loss in market value
 from investments in
 trading securities.....             0                             0            0             0        295,514
Proceeds from retained
 interest and
 securities, excluding
 investment income......             0                             0            0             0        212,821
Investment in mortgage
 notes receivable.......    (2,886,648)                   (2,886,648)           0             0              0
Collections on mortgage
 note receivable........       291,990                       291,990            0             0              0
Investment in equipment
 notes receivable.......    (7,837,750)                   (7,837,750)           0             0              0
Collections on equipment
 notes receivable.......     1,263,633                     1,263,633    1,783,240             0              0
Decrease in restricted
 cash...................             0                             0            0             0              0
Increase in intangibles
 and other assets.......    (6,281,069)                   (6,281,069)           0             0              0
Other...................             0                             0      200,000             0              0
                          ------------  -----------     ------------  -----------    ----------   ------------
 Net cash provided by
  (used in) investing
  activities............  (277,338,756) (58,749,637)    (336,088,393)   1,601,569      (236,372)       508,335
Cash Flows from
 Financing Activities:
Subscriptions received
 from stockholders......   385,523,966                   385,523,966      966,115        51,830         50,100
Contributions from
 limited partners.......             0                             0            0             0              0
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...    (4,574,925)                   (4,574,925)           0             0              0
Payment of stock
 issuance costs.........   (34,579,650)                  (34,579,650)           0             0              0
Proceeds from borrowing
 on line of credit/notes
 payable................     7,692,040   33,656,518 (e)   41,348,558      198,296             0    413,555,624
Payment on line of
 credit/notes payable...        (8,039)                       (8,039)           0             0   (411,805,787)
Retirement of shares of
 common stock...........      (639,528)                     (639,528)           0             0              0
Distributions to holders
 of minority interest...       (34,073)                      (34,073)           0             0              0
Distributions to limited
 partners...............             0                             0            0             0              0
Distributions to
 stockholders...........   (39,449,149)                  (39,449,149)  (9,364,488)            0              0
Other...................       (95,101)                      (95,101)           0            24     (2,500,011)
                          ------------  -----------     ------------  -----------    ----------   ------------
 Net cash provided by
  (used in) financing
  activities............   313,835,541   33,656,518      347,492,059   (8,200,077)       51,854       (700,074)
Net increase (decrease)
 in cash................    75,613,060   (3,173,254)      72,439,806      449,308      (335,688)     1,845,986
Cash at beginning of
 year...................    47,586,777                    47,586,777      264,000     1,298,261        680,092
                          ------------  -----------     ------------  -----------    ----------   ------------
Cash at end of year.....  $123,199,837  $(3,173,254)    $120,026,583  $   713,308       962,573      2,526,078
                          ============  ===========     ============  ===========    ==========   ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                           Combining                      Historical
                           Pro Forma                      CNL Income    Pro Forma      Adjusted Pro
                          Adjustments      Combined APF  Fund XI, Ltd. Adjustments        Forma
                          ------------     ------------  ------------- -----------     ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(16,347,205)(a) $ 45,451,080   $3,809,404   $  (162,027)(a) $ 49,098,457
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      (340,898)(b)    6,789,917      443,936       210,765 (b)    7,444,618
 Amortization expense...     2,139,963 (c)    4,454,047            0                      4,454,047
 Minority interest in
  income of consolidated
  joint venture.........                         30,156       68,474                         98,630
 Equity in earnings of
  joint ventures, net of
  distributions.........                        (15,440)      47,342        53,515 (d)       85,417
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................                              0     (461,861)                      (461,861)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                      1,009,576            0                      1,009,576
 Gain on
  securitization........                     (3,356,538)           0                     (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                    265,871,668            0                    265,871,668
 Decrease (increase) in
  other receivables.....                     (2,543,413)     (23,376)                    (2,566,789)
 Increase in accrued
  interest income
  included in notes
  receivable............                       (170,492)           0                       (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                              0            0                              0
 Investment in notes
  receivable............                   (288,590,674)           0                   (288,590,674)
 Collections on notes
  receivable............                     23,539,641            0                     23,539,641
 Decrease in restricted
  cash..................                      2,504,091            0                      2,504,091
 Decrease (increase) in
  due from related
  party.................                       (953,688)           0                       (953,688)
 Increase in prepaid
  expenses..............                          7,246        1,028                          8,274
 Decrease in net
  investment in direct
  financing leases......                      1,971,634       90,236                      2,061,870
 Increase in accrued
  rental income.........                     (2,187,652)    (127,336)                    (2,314,988)
 Increase in intangibles
  and other assets......                       (154,351)           0                       (154,351)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....                        846,680        3,681                        850,361
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                       (133,364)      18,798                       (114,566)
 Increase in accrued
  interest..............                        (77,968)           0                        (77,968)
 Increase in rents paid
  in advance and
  deposits..............                        436,843       23,736                        460,579
 Decrease in deferred
  rental income.........                        693,372            0                        693,372
                          ------------     ------------   ----------   -----------     ------------
 Total adjustments......     1,799,065        9,971,291       84,658       264,280       10,320,229
                          ------------     ------------   ----------   -----------     ------------
 Net cash provided by
  (used in) operating
  activities............   (14,548,140)      55,422,371    3,894,062       102,253       59,418,686
Cash Flows from
 Investing Activities:
Proceeds from sale of
 land, buildings, direct
 financing leases, and
 equipment..............                      2,385,941    1,630,296                      4,016,237
Additions to land and
 buildings on operating
 leases.................                   (259,469,347)           0                   (259,469,347)
Investment in direct
 financing leases.......                    (47,115,435)           0                    (47,115,435)
Investment in joint
 venture................                       (974,696)      (1,169)                      (975,865)
Acquisition of
 businesses.............    (7,885,789)(f)   (7,885,789)           0    (2,817,211)(g)  (11,180,000)
                                                                   0      (477,000)(g)
Purchase of other
 investments............                    (16,083,055)           0                    (16,083,055)
Net loss in market value
 from investments in
 trading securities.....                        295,514            0                        295,514
Proceeds from retained
 interest and
 securities, excluding
 investment income......                        212,821            0                        212,821
Investment in mortgage
 notes receivable.......                     (2,886,648)           0                     (2,886,648)
Collections on mortgage
 note receivable........                        291,990            0                        291,990
Investment in equipment
 notes receivable.......                     (7,837,750)           0                     (7,837,750)
Collections on equipment
 notes receivable.......                      3,046,873            0                      3,046,873
Decrease in restricted
 cash...................                              0   (1,630,296)                    (1,630,296)
Increase in intangibles
 and other assets.......                     (6,281,069)           0                     (6,281,069)
Other...................                        200,000            0                        200,000
                          ------------     ------------   ----------   -----------     ------------
 Net cash provided by
  (used in) investing
  activities............    (7,885,789)    (342,100,650)      (1,169)   (3,294,211)    (345,396,030)
Cash Flows from
 Financing Activities:
Subscriptions received
 from stockholders......                    386,592,011            0                    386,592,011
Contributions from
 limited partners.......                              0            0                              0
Reimbursement of
 acquisition and stock
 issuance costs paid by
 related parties on
 behalf of the entity...                     (4,574,925)           0                     (4,574,925)
Payment of stock
 issuance costs.........                    (34,579,650)           0                    (34,579,650)
Proceeds from borrowing
 on line of credit/notes
 payable................                    455,102,478            0                    455,102,478
Payment on line of
 credit/notes payable...                   (411,813,826)           0                   (411,813,826)
Retirement of shares of
 common stock...........                       (639,528)           0                       (639,528)
Distributions to holders
 of minority interest...                        (34,073)     (66,015)                      (100,088)
Distributions to limited
 partners...............                              0   (3,540,024)                    (3,540,024)
Distributions to
 stockholders...........                    (48,813,637)           0                    (48,813,637)
Other...................                     (2,595,088)           0                     (2,595,088)
                          ------------     ------------   ----------   -----------     ------------
 Net cash provided by
  (used in) financing
  activities............             0      338,643,762   (3,606,039)            0      335,037,723
Net increase (decrease)
 in cash................   (22,433,929)      51,965,483      286,854    (3,191,958)      49,060,379
Cash at beginning of
 year...................                     49,829,130    1,272,386                     51,101,516
                          ------------     ------------   ----------   -----------     ------------
Cash at end of year.....   (22,433,929)     101,794,613   $1,559,240   $(3,191,958)    $100,161,895
                          ============     ============   ==========   ===========     ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                      PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

     historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                               CNL
                                            Financial
                                            Services
                                 Advisor      Group     Income Fund      Total
                               ----------- -----------  ------------  ------------
     Shares Offered..........    3,800,000   2,350,000  2,173,247.75  8,323,247.75
     Exchange Value..........  $        20 $        20  $         20  $         20
                               ----------- -----------  ------------  ------------
     Share Consideration.....  $76,000,000 $47,000,000  $ 43,464,955  $166,464,955
     Cash Consideration......          --          --        477,000       477,000
     APF Transaction Costs...    4,872,520   3,013,269     2,817,211    10,703,000
                               ----------- -----------  ------------  ------------
         Total Purchase
          Price..............  $80,872,520 $50,013,269  $ 46,759,166  $177,644,955
                               =========== ===========  ============  ============
     Allocation of Purchase
      Price:
     Net Assets--Historical..  $ 7,141,252 $10,006,878  $ 34,311,927  $ 51,460,057
     Purchase Price
      Adjustments:
       Land and buildings on
        operating leases.....                              9,958,646     9,958,646
       Net investment in
        direct financing
        leases...............                              2,540,926     2,540,926
       Investment in joint
        ventures.............                              1,760,980     1,760,980
       Accrued rental
        income...............                             (1,677,835)   (1,677,835)
       Intangibles and other
        assets...............               (2,792,876)     (135,478)   (2,928,354)
       Goodwill*.............               42,799,267           --     42,799,267
       Excess purchase
        price................   73,731,268         --            --     73,731,268
                               ----------- -----------  ------------  ------------
         Total Allocation....  $80,872,520 $50,013,269  $ 46,759,166  $177,644,955
                               =========== ===========  ============  ============

    --------

    * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,731,268 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of $42,799,267 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1.  Common Stock (CFA, CFS, CFC)--Class A........       8,600
         Common Stock (CFA, CFS, CFC)--Class B........       4,825
         APIC (CFA, CFS, CFC).........................  13,857,645
         Retained Earnings............................   3,277,060
         Accumulated distributions in excess of
          earnings....................................  73,731,268
         Goodwill for CFC (Intangibles and other
          assets).....................................  42,799,267
          CFC/CFS Org Costs/Other Assets..............               2,792,876
         Cash to pay APF transaction costs............               7,885,789
         APF Common Stock.............................                  61,500
         APF APIC.....................................             122,938,500
         (To record acquisition of CFA, CFS and CFC)

     2.  Partners Capital.............................  34,311,927
         Land and buildings on operating leases.......   9,958,646
         Net investment in direct financing leases....   2,540,926
         Investment in joint ventures.................   1,760,980
         Accrued rental income........................               1,677,835
         Intangibles and other assets.................                 135,478
         Cash to pay APF Transaction costs............               2,817,211
         Cash consideration to Income Fund............                 477,000
          APF Common Stock............................                  21,732
          APF APIC....................................              43,443,223
         (To record acquisition of Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $11,398 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

(I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

     made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates........................... $  (292,575)
       Secured equipment lease fees...............................     (26,127)
       Advisory fees..............................................     (63,393)
       Reimbursement of administrative costs......................    (182,125)
       Acquisition fees...........................................      (9,483)
       Underwriting fees..........................................        (211)
       Administrative, executive and guarantee fees...............    (290,036)
       Servicing fees.............................................    (257,767)
       Development fees...........................................     (14,678)
       Management fees............................................    (697,364)
                                                                   -----------
         Total.................................................... $(1,833,759)
                                                                   ===========

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income.................................................. $62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs............................. $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $  (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill....................................... $534,991

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $15,420 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees............................................... $ (9,476)
       Reimbursement of administrative costs.........................  (14,755)
                                                                      --------
                                                                      $(24,231)
                                                                      ========

  (l) Represents the elimination of $14,755 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $10,465 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $9,476 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $8,961 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $52,691 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $13,379 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

     purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

  (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

  (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates.......................... $ (1,773,406)
       Secured equipment lease fees..............................      (54,998)
       Advisory fees.............................................     (305,030)
       Reimbursement of administrative costs.....................     (408,762)
       Acquisition fees..........................................  (21,794,386)
       Underwriting fees.........................................     (388,491)
       Administrative, executive and guarantee fees..............   (1,233,043)
       Servicing fees............................................   (1,570,331)
       Development fees..........................................     (229,153)
       Management fees...........................................   (1,851,004)
                                                                  ------------
         Total................................................... $(29,608,604)
                                                                  ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income................................................. $207,144

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs........................... $(4,241,719)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $(1,851,004)
       Administrative executive and guarantee fees................  (1,233,043)
       Servicing fees.............................................  (1,269,357)
       Advisory fees..............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

  (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill..................................... $2,139,963

  (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $61,679 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees............................................... $(39,393)
       Reimbursement of administrative costs.........................  (32,765)
                                                                      --------
                                                                      $(72,158)
                                                                      ========

  (l) Represents the elimination of $32,765 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $54,083 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $39,393 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $13,509 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

  (p) Represents an increase in depreciation expense of $210,765 as a result of adjusting the historical basis of the real estate owned indirectly by the Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $53,515 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

  (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

  (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

(I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

  (a) Represents pro forma adjustments to net income.

  (b) Represents add back of pro forma depreciation expense to net income.

  (c) Represents add back of pro forma amortization of goodwill expenses to net income.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (d) Represents deduction of equity in earnings from net income.

  (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

  (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

  (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

Non-Cash Investing Activities

   On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

(II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

  (a) Represents pro forma adjustments to net income.

  (b) Represents add back of pro forma depreciation expense to net income.

  (c) Represents add back of pro forma amortization of goodwill expenses to net income.

  (d) Represents deduction of equity in earnings from net income.

  (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

  (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

  (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

Non Cash Investing Activities:

   On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XI, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XI, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                        /s/ Legg Mason Wood Walker, Incorporated
                                        ----------------------------------------
                                        Legg Mason Wood Walker, Incorporated

                                                                 Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XI, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

   1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

   1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

     "(B) Notes in accordance with Section 4.4 below."

   1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

     "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

   1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

   1.6 The following subsection shall be added to Section 10.2

     "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                                 James M. Seneff, Jr.

                                             Its: Chairman and Chief Executive
                                                       Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                                 /s/ Robert A. Bourne

                                          By: ____________________________

                                                   Robert A. Bourne

                                                    Its: President

                                          CNL APF GP CORP.

                                                 /s/ Robert A. Bourne

                                          By: ____________________________

                                                   Robert A. Bourne

                                                    Its: President

                                          CNL INCOME FUND IX, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                                 James M. Seneff, Jr.

                                             Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                                 James M. Seneff, Jr.

                                             Its: Chief Executive Officer

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                               Robert A. Bourne, as General
                                                       Partner

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                             James M. Seneff, Jr., as General
                                                       Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XI, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,394,196 fully paid and nonassessable APF Common Shares (2,197,098 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $40,255,527, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,605,804 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,394,196 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $439,420 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XI, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                            CNL INCOME FUND XI, LTD.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

Pursuant to the provisions of section 620.109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on August 20, 1991, adopts the following certificate of amendment to its certificate of limited partnership:

FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

THIRD: Signature(s)
Signature of current general partner(s):

                                          -------------------------------------
                                          James M. Seneff, Jr.

                                          -------------------------------------
                                          Robert A. Bourne

                                          CNL REALTY CORPORATION

                                          By: _________________________________
                                             Name:

Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

   James M. Seneff, Jr.
   Robert A. Bourne
   400 East South Street
   Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XI, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XI, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                         CNL AMERICAN PROPERTIES, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND XII, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund XII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999 and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,384,248 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

   . We are uncertain as to the value at which APF Shares will trade following listing.

   . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

   . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

   . As stated below, the Acquisition is a taxable transaction.

   . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due        ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes if you vote "Against" the Acquisition, and you elect to receive the notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in the amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRA, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $1,650. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties -- Business Objectives and Strategies" and "-- The Restaurant Properties -- General" and "Business of the Income Funds -- Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 2,384,248 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $850, $850 and $880, respectively, in distributions per $10,000 investment to you. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have three material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, assuming only your Income Fund is acquired in the Acquisition, we will receive 17,855 APF Shares. Finally, in the event that your Income Fund is not acquired, however, we, as general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 561 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds, if any, from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the payments on any notes if you elect to receive the notes.

 Real Estate/Business Risks

If APF's borrower's default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.01%. If only your Income Fund is acquired as of that date, APF's debt service ratio would have been 3.81x and its ratio of debt-to-total assets would have been 26.78%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former Limited Partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers;
(2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                 Original
                  Limited                                                    Estimated
                  Partner                                                     Value of
  Original      Investments                                                  APF Shares
   Limited       Less Any                                                       per
   Partner     Distributions                                      Estimated   Average
 Investments   of Net Sales               Estimated               Value of    $10,000
  Less Any     Proceeds per   Number of   Value of               APF Shares   Original
Distributions     $10,000    APF Shares  APF Shares   Estimated     after     Limited
of Net Sales     Original    Offered to  Payable to  Acquisition Acquisition  Partner
  Proceeds     Investment(1) Income Fund Income Fund  Expenses    Expenses   Investment
-------------  ------------- ----------- ----------- ----------- ----------- ----------
$45,000,000       $10,000     2,384,248  $47,684,960  $518,000   $47,166,960  $10,402

--------
(1) Income fund has made no distributions of net sales proceeds.

   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                        EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees (1) ..................................................... $27,233
   Appraisals and Valuation (2)........................................   7,920
   Fairness Opinions (3)...............................................  30,000
   Solicitation Fees (4)...............................................  18,900
   Printing and Mailing (5)............................................ 123,285
   Accounting and Other Fees (6).......................................  60,193
                                                                        -------
        Subtotal....................................................... 267,531


                           Closing Transaction Costs

   Title, Transfer Tax, and Recording Fees(7).......................... $114,935
   Legal Closing Fees(8)...............................................   56,772
   Partnership Liquidation Costs(9)....................................   78,762
                                                                        --------
        Subtotal.......................................................  250,469
                                                                        --------
   Total............................................................... $518,000
                                                                        ========

  --------

  (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

  (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

  (3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

  (4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

  (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

  (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

  (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

  (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

  (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer fact sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing a majority of units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of your Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (October 1992). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing a majority of units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
     (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing a majority of units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Fund, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
           , 1999 and will continue until the later of (a)           , 1999, a
date not less than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

   COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS TO THE GENERAL PARTNERS AND
                                THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                        Year Ended December 31,   Quarter Ended
                                       --------------------------   March 31,
                                         1996     1997     1998       1999
                                       -------- -------- -------- -------------
Historical Distributions Paid to the
 General Partners and Affiliates:
  General Partner Distributions......       --       --       --         --
  Accounting and Administrative
   Services..........................  $ 97,722 $ 92,866 $107,911    $30,501
  Property Management Fees...........    40,244   40,218   41,537     10,530
  Broker/Dealer Commissions..........       --       --       --         --
  Due Diligence and Marketing Support
   Fees..............................       --       --       --         --
  Acquisition Fees...................       --       --       --         --
  Asset Management Fees..............       --       --       --         --
  Real Estate Disposition Fees(1)....       --       --       --         --
                                       -------- -------- --------    -------
    Total historical.................  $137,966 $133,084 $149,448    $41,031
Pro Forma Distributions to Be Paid to
 the General Partners Following the
 Acquisition:
  Cash Distributions on APF Shares...  $ 34,433 $ 26,427 $ 34,433    $ 7,690
  Salary Compensation................       --       --       --         --
                                       -------- -------- --------    -------
    Total pro forma..................  $ 34,433 $ 26,427 $ 34,433    $ 7,690

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary -- Our Reasons for Supporting the Acquisition -- Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                               Quarter Ended
                                                                 March 31,
                                     Year Ended December 31,        1999
                                     ------------------------ ----------------
                                                                          Pro
                                     1994 1995 1996 1997 1998 Historical Forma
                                     ---- ---- ---- ---- ---- ---------- -----
Distributions from Income........... $850 $860 $850 $850 $645    $190    $133
Distributions from Return of
 Capital............................  --   --   --   --   235      23      91
                                     ---- ---- ---- ---- ----    ----    ----
Total............................... $850 $860 $850 $850 $880    $213    $224
                                     ==== ==== ==== ==== ====    ====    ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  .the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding a majority of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

               Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity as an APF stockholder to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc, and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .the value or fairness of the notes;

  . the prices at which the APF Shares any trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  .the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  .any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern . On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

     (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

     (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

     (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                             Estimated Range
                                                                             of Values of APF
                               Original                                         Shares per
                           Limited Partner                                   Average $10,000
                           Investments Less                          Going   Original Limited
                          any Distributions   GAAP Book Liquidation Concern      Partners
                         of Sales Proceeds(1)   Value    Value(2)   Value(2)    Investment
                         -------------------- --------- ----------- -------- ----------------
CNL Income Fund XII,
 Ltd....................       $10,000         $8,733     $9,501    $10,356      $10,402

--------

(1) The Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Substantial Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive three material benefits. These benefits include:

  . With respect to our ownership in your Income Fund, we may be issued up to 17,855 APF Shares in the aggregate in accordance with the terms of your Income Fund's partnership agreement. The 17,855 APF Shares issued to us will have an estimated value, based on the exchange value, of approximately $357,100.

  . James M. Seneff, Jr. and Robert A. Bourne as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see " Taxation of APF" and " Taxation of Stockholders Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                   Estimated
                                                                Gain/(Loss) per
                                                                Average $10,000
                                                                Original Limited
                                                                    Partner
                                                                 Investment(1)
                                                                ----------------
CNL Income Fund XII, Ltd.......................................      $1,650

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "-- Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations -- Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      534,165 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,444,915)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (943,680)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (943,680)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses).........     $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,192,359)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income Acquisition
                        Combined    Fund XII,   Pro Forma          Adjusted
                           APF         Ltd.    Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $  983,589  $ 28,157 (j)      $15,534,907
 Fees.............       1,256,304           0   (28,926)(k)        1,227,378
 Interest and
 Other Income.....       7,687,325      19,755         0            7,707,080
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790  $1,003,344  $   (769)         $24,469,365
 Expenses:
 General and
 Administrative...       4,669,012      60,550   (29,656)(l),(m)    4,699,906
 Management and
 Advisory Fees....               0      10,530    10,530 (n)                0
 Fees to Related
 Parties..........          23,115           0         0               23,115
 Interest
 Expense..........       4,819,998           0         0            4,819,998
 State Taxes......         235,208      20,764     9,724 (o)          265,696
 Depreciation--
 Other............          65,819           0         0               65,819
 Depreciation--
 Property.........       1,898,278      84,209    36,234 (p)        2,018,721
 Amortization.....         541,533         497         0              542,030
 Transaction
 Costs............         125,926      35,419         0              161,345
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,378,889     211,969     5,772           12,596,630
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $11,087,901  $  791,375  $ (6,541)         $11,872,735
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271      71,138    (6,976)(q)           81,433
 Gain on Sale of
 Properties.......               0           0         0                    0
 Provision For
 Loss on
 Properties.......        (215,797)          0         0             (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,889,375     862,513   (13,517)          11,738,371
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0         0                    0
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses).........     $10,889,375  $  862,513  $(13,517)         $11,738,371
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                     Property                                Historical    Historical
                                    Acquisition                                 CNL           CNL       Combining
                       Historical    Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF       Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------  -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513           29             542        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38  $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...             50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a          n/a             n/a        n/a          n/a            n/a         n/a
                      ============  ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401          n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============  ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464          n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============  ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405          n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191          n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386  $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......      $ 41,269,740            0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............      $    548,862            0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564            0    $  1,083,564 $      --    $      --    $        --            0
Total assets....      $708,694,145  $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $32,078,824 (v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124  $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....      $657,085,021            0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,499,194 (v1),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined     Fund XII,   Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          48         n/a                     590
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a $      0.19 $       n/a          $         0.26
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a    $   8.73 $       n/a          $        16.44
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $      0.21 $       n/a          $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...                 n/a         n/a         n/a                    3.30x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a   4,500,000         n/a                     n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a   2,358,348              45,855,749 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a   2,358,348              45,856,812
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     956,252         n/a          $   19,750,073 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         213         n/a          $          215 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $33,045,082 $12,267,077 (v2)     $  692,859,162
Mortgages/notes
receivable......      $  289,166,027 $       --            0          $  289,166,027
Receivables,
net.............      $   14,969,032 $    43,584 $   (11,351)(y)      $   15,001,265
Investment
in/due from
joint ventures..      $    1,083,564 $ 2,652,267 $ 1,728,225 (v2)     $    5,464,056
Total assets....      $1,053,662,146 $40,358,958 $ 7,858,510 (v2),(y) $1,101,879,614
Total
liabilities/minority
interest........      $  346,929,801 $ 1,061,856 $   (11,351)(y)      $  347,980,306
Total equity....      $  706,732,345 $39,297,102 $ 7,869,861 (v2)     $  753,899,308

(a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

(b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

     Origination fees from affiliates.............................  $  (292,575)
     Secured equipment lease fees.................................      (26,127)
     Advisory fees................................................      (63,393)
     Reimbursement of administrative costs........................     (182,125)
     Acquisition fees.............................................       (9,483)
     Underwriting fees............................................         (211)
     Administrative, executive and guarantee fees.................     (290,036)
     Servicing fees...............................................     (257,767)
     Development fees.............................................      (14,678)
     Management fees..............................................     (697,364)
                                                                    -----------
      Total.......................................................  $(1,833,759)
                                                                    ===========

(c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

(d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

     Interest income.................................................... $62,068

(e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

     General and administrative costs............................... $(377,734)

(f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

     Management fees.............................................. $  (697,364)
     Administrative executive and guarantee fees..................    (290,036)
     Servicing fees...............................................    (257,767)
     Advisory fees................................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

(g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

(h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

     Amortization of goodwill......................................... $534,165

(i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(j) Represents $28,157 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

(k) Represents the elimination of fees between the Advisor and the Income Fund:

     Management fees................................................. $(10,530)
     Reimbursement of administrative costs...........................  (18,396)
                                                                      --------
                                                                      $(28,926)
                                                                      ========

(l) Represents the elimination of $18,396 in administrative costs reimbursed by the Income Fund to the Advisor.

(m) Represents savings of $11,260 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

(n) Represents the elimination of $10,530 in management fees by the Income Fund to the Advisor.

(o) Represents additional state income taxes of $9,724 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

(p) Represents an increase in depreciation expense of $36,234 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

(q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $6,976 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

(r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

(s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

(t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

(u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

(v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                             CNL
                                          Financial
                                          Services
                               Advisor      Group     Income Fund      Total
                             ----------- -----------  ------------  ------------
   Shares Offered..........    3,800,000   2,350,000  2,358,348.15  8,508,348.15
   Exchange Value..........  $        20 $        20  $         20  $         20
   Share Consideration.....  $76,000,000 $47,000,000  $ 47,166,963  $170,166,963
   Cash Consideration......          --          --        518,000       518,000
   APF Transaction Costs...    4,765,669   2,947,190     2,990,141    10,703,000
                             ----------- -----------  ------------  ------------
    Total Purchase Price...  $80,765,669 $49,947,190  $ 50,675,104  $181,387,963
                             =========== ===========  ============  ============
   Allocation of Purchase
    Price:
   Net Assets--Historical..  $ 7,141,252 $10,006,878  $ 39,297,102  $ 56,445,232
   Purchase Price
    Adjustments:
    Land and buildings on
     operating leases......                              9,773,413     9,773,413
    Net investment in
     direct financing
     leases................                              2,493,664     2,493,664
    Investment in joint
     ventures..............                              1,728,225     1,728,225
    Accrued rental income..                             (2,574,477)   (2,574,477)
    Intangibles and other
     assets................               (2,792,876)      (42,823)   (2,835,699)
    Goodwill*..............               42,733,188           --     42,733,188
    Excess purchase price..   73,624,417         --            --     73,624,417
                             ----------- -----------  ------------  ------------
    Total Allocation.......  $80,765,669 $49,947,190  $ 50,675,104  $181,387,963
                             =========== ===========  ============  ============

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,624,417 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,733,188 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

    1.Common Stock (CFA, CFS, CFC)--Class A............       8,600
     Common Stock (CFA, CFS, CFC)--Class B.............       4,825
     APIC (CFA, CFS, CFC)..............................  13,857,645
     Retained Earnings.................................   3,277,060
     Accumulated distributions in excess of earnings...  73,624,417
     Goodwill for CFC (Intangibles and other assets)...  42,733,188
      CFC/CFS Org Costs/Other Assets...................               2,792,876
      Cash to pay APF transaction costs................               7,712,859
      APF Common Stock.................................                  61,500
      APF APIC.........................................             122,938,500
     (To record acquisition of CFA, CFS and CFC)
    2.Partners Capital.................................  39,297,102
     Land and buildings on operating leases............   9,773,413
     Net investment in direct financing leases.........   2,493,664
     Investment in joint ventures......................   1,728,225
      Accrued rental income............................               2,574,477
      Intangibles and other assets.....................                  42,823
      Cash to pay APF Transaction costs................               2,990,141
      Cash consideration to Income Fund................                 518,000
      APF Common Stock.................................                  23,583
      APF APIC.........................................              47,143,380
     (To record acquisition of Income Fund)

(w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

(x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

(y) Represents the elimination by the Income Fund of $11,351 in related party payables recorded as receivables by the Advisor.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XII, Ltd." in this supplement.

                               Quarter Ended
                                 March 31,                          Year Ended December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Revenues (1)............  $ 1,074,482 $ 1,122,544 $ 4,051,192 $ 4,522,216 $ 4,553,058 $ 4,570,571 $ 4,548,580
Net income (2)..........      862,513     958,303   2,933,537   3,952,214   3,943,043   4,014,372   4,027,834
Cash distributions
 declared (3)...........      956,252     956,252   3,960,008   3,825,008   3,825,008   3,870,007   3,825,006
Net income per unit
 (2)....................         0.19        0.21        0.65        0.87        0.87        0.88        0.89
Cash distributions
 declared per unit (3)..         0.21        0.21        0.88        0.85        0.85        0.86        0.85
GAAP book value per
 unit...................         8.73        8.98        8.75        8.98        8.95        8.93        8.90
Weighted average number
 of Limited Partner
 units outstanding......    4,500,000   4,500,000   4,500,000   4,500,000   4,500,000   4,500,000   4,500,000
                                 March 31,                               December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Total assets............  $40,358,958 $41,570,874 $40,634,898 $41,430,990 $41,343,138 $41,229,132 $41,127,173
Total partners'
 capital................   39,297,102  40,419,363  39,390,841  40,417,312  40,290,106  40,172,071  40,027,706

--------

(1) Revenues include equity in earnings of joint ventures and adjustments to accrued rental income due to the tenant of certain restaurant properties filing for bankruptcy.

(2) Net income for the years ended December 31, 1998 and 1996, includes $104,374 and $15,355, respectively, from a loss on sale of land and building. Net income for the years ended December 31, 1998, includes $206,535 for a provision for loss on building.

(3) Distributions for the years ended December 31, 1998 and 1995, include a special distribution to the Limited Partners of $135,000 and $45,000, respectively, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
             AND RESULTS OF OPERATIONS OF CNL INCOME FUND XII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on August 20, 1991, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 40 restaurant properties, which included interests in five restaurant properties owned by joint ventures in which the Income Fund is a co-venturer.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $853,445 and $1,129,927, for the quarters ended March 31, 1999 and 1998, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   In August 1998, the Income Fund entered into a joint venture arrangement, Columbus Joint Venture, with certain of our affiliates, to construct and hold one restaurant property. As of March 31, 1999, the Income Fund had contributed approximately $239,700, of which approximately $124,400 was contributed during the quarter ended March 31, 1999, to the joint venture to purchase land and pay for construction costs relating to the joint venture. As of March 31, 1999, the Income Fund owned an approximate 28% interest in the profits and losses of the joint venture.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $2,000,725 invested in such short-term investments, as compared to $2,362,980 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The decrease in cash and cash equivalents for the quarter ended March 31, 1999, is partially attributable to the payment of a special distribution to the Limited Partners of $135,000 in January 1999 of cumulative excess of operating reserves. In addition, the decrease is partially due to the Income Fund funding additional amounts to Columbus Joint Venture to pay construction costs relating to the joint venture. The funds remaining at March 31, 1999, after payment of distributions and other liabilities, will be used to acquire an additional restaurant property and to meet the Income Fund's working capital, including acquisition and development of restaurant properties, and other needs.

   Total liabilities of the Income Fund decreased to $1,061,856 at March 31, 1999, from $1,244,057 at December 31, 1998, primarily as a result of the Income Fund accruing a special distribution payable to the Limited Partners of $135,000 at December 31, 1998, as described above, which was paid in January 1999. The decrease is also partially attributable to a decrease in rents paid in advance at March 31, 1999. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   In March 31, 1999, the Income Fund entered into an agreement with an unrelated third party to sell the Long John Silver's restaurant property in Morganton, North Carolina. We believe that the anticipated sales price will exceed the Income Fund's cost attributable to the restaurant property; however, as of May 13, 1999, the sale had not occurred.

   Based on current cash from operations, and for the quarter ended March 31, 1999, future cash from operations, the Income Fund declared distributions to the Limited Partners of $956,252 for each of the quarters ended March 31, 1999 and 1998. This represents distributions for each applicable quarter of $0.21 per unit. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the CNL Income Funds filed a lawsuit against us and PAF in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund's primary source of capital for the years ended December 31, 1998, 1997, and 1996, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $4,116,780, $3,806,988, and $3,951,689 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in cash from operations during 1998, as compared to 1997, is primarily a result of changes in the Income Fund's working capital, and the decrease in cash from operations during 1997, as compared to 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997 and 1996.

   In April 1996, the Income Fund sold its restaurant property in Houston, Texas to an unrelated third party for $1,640,000. As a result of this transaction, the Income Fund recognized a loss of $15,355 for financial reporting purposes primarily due to acquisition fees and miscellaneous acquisition expenses that the Income Fund had allocated to this restaurant property. In May 1996, the Income Fund reinvested the sales proceeds from this sale, along with additional funds, in Middleburg Joint Venture. The Income Fund has an 87.54% interest in the profits and losses of Middleburg Joint Venture and the remaining interest in this joint venture is held by an affiliate of the Income Fund, which has the same General Partners.

   In March 1997, the Income Fund entered into a new lease for the restaurant property in Tempe, Arizona. In connection therewith, the Income Fund incurred $55,000 in renovation costs, which were completed in May 1997.

   In December 1998, the Income Fund sold its restaurant property in Monroe, North Carolina, to an unrelated third party, and received net sales proceeds of $483,549. As a result of this transaction, the Income

Fund recognized a loss of $104,374 for financial reporting purposes. The Income Fund intends to reinvest these net sales proceeds in an additional restaurant property.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $2,362,980 invested in such short-term investments as compared to $1,706,415 at December 31, 1997. The increase in cash and cash equivalents during 1998, is primarily due to the receipt of $483,549 in net sales proceeds from the 1998 sale of the restaurant property in Monroe, North Carolina. The Funds remaining at December 31, 1998 after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   During 1998, 1997, and 1996, certain of our affiliates incurred on behalf of the Income Fund $130,847, $97,078, and $118,929, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $24,025 and $6,887, respectively, to affiliates for such amounts and accounting and administrative services. As of March 11, 1999, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities including distributions payable increased to $1,220,032 at December 31, 1998, from $1,006,791 at December 31, 1997, primarily as the result of the Income Fund's accruing a special distribution of accumulated, excess operating reserves payable to the Limited Partners of $135,000 at December 31, 1998. The increase was also partially a result of an increase in rents paid in advance at December 31, 1998.

   Based on cash from operations, the Income Fund declared distributions to the Limited Partners of $3,960,008 for the year ended December 31, 1998, and $3,825,008 for each of the years ended December 31, 1997 and 1996. This represents a distribution of $0.88 per Unit for the year ended December 31, 1998, and $0.85 per Unit for each of the years ended December 31, 1997 and 1996. No amounts distributed or to be distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to Limited Partners on a quarterly basis.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and restaurant property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarter ended March 31, 1998, the Income Fund owned and leased 44 wholly owned restaurant properties (which included one restaurant property in Monroe, North Carolina which was sold in December 1998), and during the quarter ended March 31, 1999, the Income Fund owned and leased 43 wholly owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $981,218 and $1,034,220, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties. Rental and earned income decreased due to the fact that in June 1998, Long John Silver's, Inc. filed for bankruptcy and rejected the leases relating to three of the eight restaurant properties that it leased. As a result, the tenant ceased making rental payments on the three rejected leases. The Income Fund has continued receiving rental payments relating to the five leases not rejected by the tenant. In December 1998, the Income Fund sold one of the vacant restaurant properties and intends to reinvest the net sales proceeds from the sale of this restaurant property in an additional restaurant property. The Income Fund will not recognize any rental and earned income from the two remaining vacant restaurant properties until new tenants for these restaurant properties are located, or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties. We are currently seeking either new tenants or buyers for the two remaining vacant restaurant properties. While Long John Silver's Inc. has not rejected or affirmed the remaining five leases, we cannot be sure that some or all of the leases will not be rejected in the future. The lost revenues resulting from the two remaining vacant restaurant properties, and the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Income Fund, if the Income Fund is not able to re-lease these restaurant properties in a timely manner.

   In addition, during the quarter ended March 31, 1998, the Income Fund owned and leased four restaurant properties indirectly through joint venture arrangements and during the quarter ended March 31, 1999, the Income Fund owned and leased five restaurant properties indirectly through joint venture arrangements. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $71,138 and $65,650, respectively, attributable to net income earned by joint ventures. The increase in net income earned by joint ventures during the quarter ended March 31, 1999, is primarily due to the fact that in August 1998, the Income Fund invested in Columbus Joint Venture, as described above in "Liquidity and Capital Resources."

   Operating expenses, including depreciation and amortization expense, were $211,969 and $164,241 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, was partially a result of the Income Fund incurring $35,419 in transaction costs relating to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources." If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes, and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   In addition, the increase in operating expenses during the quarter ended March 31, 1999, is partially attributable to the fact that the Income Fund accrued insurance and real estate tax expenses on the two remaining rejected and vacant restaurant properties as a result of Long John Silver's, Inc. filing for bankruptcy, as described above. In addition, the increase in operating expenses during the quarter ended March 31, 1999, is partially attributable to an increase in depreciation expenses due to the fact that during 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance relating to the two remaining, vacant restaurant properties until new tenants or buyers are located. The Income Fund is currently seeking either new tenants or purchasers for these two restaurant properties. In addition, the Income Fund will incur certain expenses such as real estate taxes, insurance, and maintenance relating to one or more of the five restaurant properties still leased by Long John Silver's Inc. if one or more of the leases are rejected.


 The Years Ended December 31, 1998, 1997 and 1996

   During the years ended December 31, 1996, the Income Fund owned and leased 45 wholly-owned restaurant properties (including the restaurant property in Houston, Texas, which was sold in April 1996). During 1998 and 1997, the Income Fund owned and leased 44 wholly-owned restaurant properties (including the restaurant property in Monroe, North Carolina, which was sold in December
1998). During 1996 and 1997, the Income Fund was a co-venturer in four separate joint ventures that each owned and leased one restaurant property, and during 1998, the Income Fund was a co-venturer in five separate joint ventures that each owned and leased one restaurant property. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 48 restaurant properties that are, in general, subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental payments (payable in monthly installments) ranging from approximately $48,000 to $213,800. The majority of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, some of the leases provide that, commencing in specified lease years (generally the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $3,862,390, $4,102,842, and $4,165,640, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund. Rental and earned income decreased approximately $136,300 during 1998, as compared to 1997, primarily due to the fact that in June 1998, Long John Silver's, Inc., filed for bankruptcy and rejected the leases relating to three of its eight leases, as described above. In conjunction with the three rejected leases, during 1998, the Income Fund wrote off approximately $224,900 of accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles). In December 1998, the Income Fund sold one of the vacant restaurant properties, as described above in "Liquidity and Capital Resources," and intends to reinvest the net sales proceeds from the sale of this restaurant property in an additional restaurant property. The Income Fund will not recognize any rental and earned income from these two vacant restaurant properties until new tenants for these restaurant properties are located, or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties.

   The decrease in rental and earned income during 1997, as compared to 1996, is primarily attributable to a decrease of approximately $51,800 during the year ended December 31, 1997 as a result of the sale of the restaurant property in Houston, Texas, in April 1996, as discussed above in "Liquidity and Capital Resources."

   In addition, rental and earned income also decreased approximately $23,500 during 1997 as a result of the fact that the tenant of the restaurant property in Tempe, Arizona, declared bankruptcy and ceased operations of the restaurant business located on the restaurant property in June 1996. As a result of the termination of this lease, during the year ended December 31, 1996, the Income Fund reclassified this lease from a direct financing lease to an operating lease. In March 1997, the Income Fund entered into a new lease for the restaurant property in Tempe, Arizona with a new tenant to operate the restaurant property for which rental payments commenced in July 1997. The decrease in rental and earned income during 1997, as compared to 1996, was partially offset by an increase in rental income earned from the new tenant during 1997.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $23,433, $54,330, and $67,652, respectively, in contingent rental income. The decrease in contingent rental income during 1998 and 1997, each as compared to the previous year, is primarily attributable to decreased gross sales of certain restaurant properties requiring the payments of contingent rental income.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $95,142, $277,325, and $200,499, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The decrease in net income earned by joint ventures during 1998, as compared to 1997, is primarily due to the fact that Kingsville Real Estate Joint Venture (in which the Income Fund owns a 31.13% interest in the profits and losses of the joint venture) established an allowance for doubtful accounts of approximately $116,700 during 1998. The tenant of this restaurant property experienced financial difficulties and ceased payment of rents under the terms of their lease agreement. No such allowance was established during the year ended December 31, 1997. In addition, during 1998, the joint venture established an allowance for loss on land and net investment in the direct financing lease for its restaurant property in Kingsville, Texas of approximately $316,000. The allowance represents the difference between the restaurant property's carrying value at December 31, 1998 and the estimated net realizable value of the restaurant property. In January 1999, Kingsville Real Estate Joint Venture entered into a new lease for this restaurant property with a new tenant. The increase in net income earned by joint ventures during 1997, as compared to 1996, is primarily due to the fact that the Income Fund invested in Middelburg Joint Venture in May 1996, as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, four of the Income Fund's lessees (or group of affiliated lessees), (i) Long John Silver's, Inc., (ii) Foodmaker, Inc., (iii) Denny's Inc. and Quincy's, Inc. (which are affiliated under common control of Advantica restaurant Group, Inc.), and (iv) Flagstar Enterprises, Inc., each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from five restaurant properties owned by joint ventures). As of December 31, 1998, Long John Silver's, Inc. was the lessee under leases relating to five restaurants (excluding the three leases rejected by the tenant, as described above), Foodmaker, Inc. was the lessee under leases relating to 10 restaurants, Advantica restaurant Group, Inc. was the lessee under leases relating to four restaurants, and Flagstar Enterprises, Inc. was the lessee under leases relating to 11 restaurants. It is anticipated that based on the minimum rental payments required by the leases, Foodmaker, Inc., Advantica restaurant Group, Inc., and Flagstar Enterprises, Inc. each will continue to contribute more than 10% of the Income Fund's total rental income during 1999. In addition, during the year ended December 31, 1998, four restaurant chains, Long John Silver's, Hardee's, Jack in the Box, and Denny's, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from five restaurant properties owned by joint ventures). During 1998, Long John Silver's Inc. filed for bankruptcy, as described above. In 1999, it is anticipated that Jack in the Box, Denny's, and Hardee's each will continue to account for more that 10% of the Income Fund's total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $70,227, $87,719, and $119,267, respectively, in interest and other income. The decrease in interest and other income during 1998, as compared to 1997, is primarily a result of the Income Fund establishing an allowance for doubtful accounts during 1998, of approximately $17,300 for past due accrued interest income amounts that relate to the loan with the tenant of the restaurant property in Kingsville Real Estate Joint Venture due to financial difficulties the tenant is experiencing. In January 1999, Kingsville Real Estate Joint Venture entered into a new lease with a new tenant, and in conjunction therewith, we agreed to cease collection efforts on the past due amounts. The decrease in interest and other income during 1997, as compared to 1996, is primarily attributable to the Income Fund granting certain easement rights during 1996, to the owner of the restaurant property adjacent to the Income Fund's restaurant property in Black Mountain, North Carolina, in exchange for

$25,000. In addition, the decrease in interest and other income during 1997, as compared to 1996, is offset by an increase attributable to the Income Fund recognizing approximately $7,900 in other income due to the fact that the former tenant of the restaurant property in Tempe, Arizona, paid past due real estate taxes relating to the restaurant property and the Income Fund reversed such amounts during 1997 that it had previously accrued as payable during 1996.

   Operating expenses, including depreciation and amortization expense, were $806,746, $570,002, and $594,660, for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in operating expenses during 1998, as compared to 1997, is primarily attributable to the fact that the Income Fund recorded bad debt expense for past due principal and interest amounts relating to the loan with the tenant of the restaurant property in Kingsville Real Estate Joint Venture due to financial difficulties the tenant is experiencing. In January 1999, Kingsville Real Estate Joint Venture entered into a new lease with a new tenant, and we ceased collection efforts on the past due amounts.

   In addition, the increase in operating expenses during 1998, is partially attributable to the fact that the Income Fund accrued insurance and real estate tax expenses as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to three of its eight leased restaurant properties in June 1998, as described above. In addition, the increase in operating expenses during 1998 is partially attributable to an increase in depreciation expense due to the fact that during 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In December 1998, the Income Fund sold one of the vacant restaurant properties and intends to reinvest the net sales proceeds it received from the sale of this restaurant property in an additional restaurant property. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance relating to the two remaining, vacant restaurant properties until new tenants or buyers are located.

   In addition, the increase in operating expenses during 1998, is partially a result of the Income Fund incurring $24,282 in transaction costs relating to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources."

   The decrease in operating expenses during 1997, as compared to 1996, is partially attributable to the fact that during 1996, the Income Fund recorded current and past due real estate taxes relating to the restaurant property in Tempe, Arizona, due to financial difficulties the tenant was experiencing. As described above, the amounts accrued during 1996 were reversed and recorded as other income during 1997. No real estate taxes were recorded during 1997 relating to the restaurant property in Tempe, Arizona, due to the fact that the new tenant is responsible for the real estate taxes under the terms of the new lease.

   In addition, the decrease in operating expenses during 1997, as compared to 1996, is partially attributable to a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties. In addition, the decrease in operating expenses during 1997 is partially attributable to the Income Fund incurring certain expenses, such as insurance and legal fees during 1996, due to the former tenant of the restaurant property in Tempe, Arizona declaring bankruptcy during 1996.

   As a result of the sales of the restaurant properties in Monroe, North Carolina and Houston, Texas, as described above in "Liquidity and Capital Resources," the Income Fund recognized losses of $104,374 and $15,355 for financial reporting purposes for the years ended December 31, 1998 and 1996, respectively. No restaurant properties were sold during 1997.

   During the year ended December 31, 1998, the Income Fund recorded a provision for loss on building in the amount of $206,535 for financial reporting purposes relating to the Long John Silver's restaurant property in Morganton, North Carolina. The tenant of this restaurant property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement, as described above. The allowance represents the difference between the carrying value of the restaurant property at December 31, 1998 and the estimated net realizable value for this restaurant property.

   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that we Partners believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.





Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999, the Income Fund did not have any information or non-information technology systems. We and our affiliates provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and our affiliates formed a Year 2000 team for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and members from our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and restaurant property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be sure that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be sure that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be sure that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress that we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
1998.....................................................................   F-2
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and
 for the Year Ended December 31, 1998....................................   F-3
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
and 1998.................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
1999 and 1998............................................................   F-5
Report of Independent Accountants........................................   F-7
Balance Sheets as of December 31, 1998 and 1997..........................   F-8
Statements of Income for the Years Ended December 31, 1998, 1997 and
1996.....................................................................   F-9
Statements of Partner's Capital for the Years Ended December 31, 1998,
1997 and 1996............................................................  F-10
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
1996.....................................................................  F-11
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
and 1996.................................................................  F-12
Unaudited Pro Forma Financial Information................................  F-21
Unaudited Pro Forma Balance Sheet as of March 31, 1999...................  F-22
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
1999.....................................................................  F-24
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
1998.....................................................................  F-26
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
31, 1999.................................................................  F-28
Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
31, 1998.................................................................  F-30
Notes and Management's Assumptions to Unaudited Pro Forma Financial
Statements...............................................................  F-32

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,879,307 and $1,795,099
 and allowance for loss on building of $206,535 in
 1999 and 1998........................................  $20,619,125 $20,703,333
Net investment in direct financing leases.............   12,425,957  12,471,978
Investment in joint ventures..........................    2,652,267   2,522,004
Cash and cash equivalents.............................    2,000,725   2,362,980
Receivables, less allowance for doubtful accounts of
 $3,990 and $214,633..................................       43,584      16,862
Prepaid expenses......................................       17,024       7,038
Lease costs, less accumulated amortization of $3,754
 and $3,256...........................................       25,799      26,297
Accrued rental income, less allowance for doubtful
 accounts
 of $6,323 in 1999 and 1998...........................    2,574,477   2,524,406
                                                        ----------- -----------
                                                        $40,358,958 $40,634,898
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    37,483 $    21,195
Accrued and escrowed real estate taxes payable........       17,146      10,137
Distributions payable.................................      956,252   1,091,252
Due to related party..................................       11,351      24,025
Rents paid in advance and deposits....................       39,624      97,448
                                                        ----------- -----------
  Total liabilities...................................    1,061,856   1,244,057
Commitment (Note 3)
Partners' capital.....................................   39,297,102  39,390,841
                                                        ----------- -----------
                                                        $40,358,958 $40,634,898
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                             Quarter Ended
                                                               March 31,
                                                         ---------------------
                                                            1999       1998
                                                         ---------- ----------
Revenues:
  Rental income from operating leases................... $  604,884 $  626,546
  Earned income from direct financing leases............    376,334    407,674
  Contingent rental income..............................      2,371      7,422
  Interest and other income.............................     19,755     15,252
                                                         ---------- ----------
                                                          1,003,344  1,056,894
                                                         ---------- ----------
Expenses:
  General operating and administrative..................     47,284     34,465
  Professional services.................................     11,141     12,986
  Bad debt expense......................................        --       8,968
  Management fees to related party......................     10,530     10,580
  Real estate taxes.....................................      2,125        --
  State and other taxes.................................     20,764     17,248
  Depreciation and amortization.........................     84,706     79,994
  Transaction costs.....................................     35,419        --
                                                         ---------- ----------
                                                            211,969    164,241
                                                         ---------- ----------
Income Before Equity in Earnings of Joint Ventures......    791,375    892,653
Equity in Earnings of Joint Ventures....................     71,138     65,650
                                                         ---------- ----------
Net Income.............................................. $  862,513 $  958,303
                                                         ========== ==========
Allocation of Net Income:
  General partners...................................... $    8,625 $    9,583
  Limited partners......................................    853,888    948,720
                                                         ---------- ----------
                                                         $  862,513 $  958,303
                                                         ========== ==========
Net Income Per Limited Partner Unit..................... $     0.19 $     0.21
                                                         ========== ==========
Weighted Average Number of Limited Partner Units Out-
 standing...............................................  4,500,000  4,500,000
                                                         ========== ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   223,305  $   192,411
  Net income........................................        8,625       30,894
                                                      -----------  -----------
                                                          231,930      223,305
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   39,167,536   40,224,901
  Net income........................................      853,888    2,902,643
  Distributions ($0.21 and $0.88 per limited partner
   unit, respectively)..............................     (956,252)  (3,960,008)
                                                      -----------  -----------
                                                       39,065,172   39,167,536
                                                      -----------  -----------
    Total partners' capital.........................  $39,297,102  $39,390,841
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                   Quarter Ended
                                     March 31,
                               ----------------------
                                  1999        1998
                               ----------  ----------
Increase (Decrease) in Cash
 and Cash Equivalents
  Net Cash Provided by Operat-
   ing Activities............. $  853,445  $1,129,927
                               ----------  ----------
  Cash Flows from Investing
   Activities:
    Investment in joint ven-
     ture.....................   (124,448)        --
    Payment of lease costs....        --       (3,500)
                               ----------  ----------
      Net cash used in invest-
       ing activities.........   (124,448)     (3,500)
                               ----------  ----------
  Cash Flows from Financing
   Activities:
    Distributions to limited
     partners................. (1,091,252)   (956,252)
                               ----------  ----------
      Net cash used in financ-
       ing activities......... (1,091,252)   (956,252)
                               ----------  ----------
Net Increase (Decrease) in
 Cash and Cash Equivalents....   (362,255)    170,175
Cash and Cash Equivalents at
 Beginning of Quarter.........  2,362,980   1,706,415
                               ----------  ----------
Cash and Cash Equivalents at
 End of Quarter............... $2,000,725  $1,876,590
                               ----------  ----------
Supplemental Schedule of Non-
 Cash Financing Activities:
  Distributions declared and
   unpaid at end of quarter... $  956,252  $  956,252
                               ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XII, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,768,496 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $46,951,127 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transactions costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

3. Commitment:

   In March 1999, the Partnership entered into an agreement with an unrelated third party to sell the Long John Silver's property in Morganton, North Carolina. The general partners believe that the anticipated sales price will exceed the Partnership's cost attributable to the property; however, as of May 13, 1999, the sale had not occurred.

4. Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 2,384,248 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XII, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XII, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 27, 1999, except for Note 11

 for which the date is March 11, 1999 and

 Note 12 for which the date is June 3, 1999

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                     December 31,
                                                -----------------------
                                                   1998        1997
                                                ----------- -----------
                    ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for
 loss on building.............................. $20,703,333 $20,820,279
Net investment in direct financing leases......  12,471,978  13,656,265
Investment in joint ventures...................   2,522,004   2,517,421
Cash and cash equivalents......................   2,362,980   1,706,415
Receivables, less allowance for doubtful
 accounts of $214,633 and $7,482...............      16,862     202,472
Prepaid expenses...............................       7,038       7,216
Lease costs, less accumulated amortization of
 $3,256 and $1,307.............................      26,297      24,746
Accrued rental income, less allowance for
 doubtful accounts of $6,323 in 1998...........   2,524,406   2,496,176
                                                ----------- -----------
                                                $40,634,898 $41,430,990
                                                =========== ===========
       LIABILITIES AND PARTNERS' CAPITAL
Accounts payable............................... $    21,195 $    10,558
Accrued and escrowed real estate taxes
 payable.......................................      10,137       3,244
Distributions payable..........................   1,091,252     956,252
Due to related parties.........................      24,025       6,887
Rents paid in advance and deposits.............      97,448      36,737
  Total liabilities............................   1,244,057   1,013,678
Partners' capital..............................  39,390,841  40,417,312
                                                ----------- -----------
                                                $40,634,898 $41,430,990
                                                =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                Year Ended December 31,
                                            ---------------------------------
                                               1998        1997       1996
                                            ----------  ---------- ----------
Revenues:
  Rental income from operating leases...... $2,515,351  $2,455,312 $2,473,574
  Adjustments to accrued rental income.....   (224,867)        --         --
  Earned income from direct financing
   leases..................................  1,571,906   1,647,530  1,692,066
  Contingent rental income.................     23,433      54,330     67,652
  Interest and other income................     70,227      87,719    119,267
                                            ----------  ---------- ----------
                                             3,956,050   4,244,891  4,352,559
                                            ----------  ---------- ----------
Expenses:
  General operating and administrative.....    148,427     162,593    173,614
  Professional services....................     32,758      28,665     39,121
  Bad debt expense.........................    188,990         --         --
  Management fees to related parties.......     41,537      40,218     40,244
  Real estate taxes........................      8,989         --       7,891
  State and other taxes....................     17,653      18,496     18,471
  Depreciation and amortization............    344,110     320,030    315,319
  Transaction costs........................     24,282         --         --
                                            ----------  ---------- ----------
                                               806,746     570,002    594,660
                                            ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Loss on Sale of Land and
 Buildings, and Provision for Loss on
 Building..................................  3,149,304   3,674,889  3,757,899
Equity in Earnings of Joint Ventures.......     95,142     277,325    200,499
Loss on Sale of Land and Buildings.........   (104,374)        --     (15,355)
Provision for Loss on Building.............   (206,535)        --         --
                                            ----------  ---------- ----------
Net Income................................. $2,933,537  $3,952,214 $3,943,043
                                            ==========  ========== ==========
Allocation of Net Income:
  General partners......................... $   30,894  $   39,522 $   39,533
  Limited partners.........................  2,902,643   3,912,692  3,903,510
                                            ----------  ---------- ----------
                                            $2,933,537  $3,952,214 $3,943,043
                                            ==========  ========== ==========
Net Income Per Limited Partner Unit........ $     0.65  $     0.87 $     0.87
                                            ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding.........................  4,500,000   4,500,000  4,500,000
                                            ==========  ========== ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................     $1,000      $112,356    $45,000,000  $(10,690,019)  $11,123,278 $(5,374,544) $40,172,071
 Distributions to
  limited partners
  ($0.85 per limited
  partner unit).........        --            --             --     (3,825,008)          --          --    (3,825,008)
 Net income.............        --         39,533            --            --      3,903,510         --     3,943,043
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       151,889     45,000,000   (14,515,027)   15,026,788  (5,374,544)  40,290,106
 Distributions to
  limited partners
  ($0.85 per limited
  partner unit).........        --            --             --     (3,825,008)          --          --    (3,825,008)
 Net income.............        --         39,522            --            --      3,912,692         --     3,952,214
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................      1,000       191,411     45,000,000   (18,340,035)   18,939,480  (5,374,544)  40,417,312
 Distributions to
  limited partners
  ($0.88 per limited
  partner unit).........        --            --             --     (3,960,008)          --          --    (3,960,008)
 Net income.............        --         30,894            --            --      2,902,643         --     2,933,537
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................     $1,000      $222,305    $45,000,000  $(22,300,043)  $21,842,123 $(5,374,544) $39,390,841
                             ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
  Cash received from tenants............  $ 4,094,016  $ 3,736,731  $ 3,951,047
  Distributions from joint ventures.....      205,815      256,653      190,596
  Cash paid for expenses................     (243,316)    (252,145)    (278,240)
  Interest received.....................       60,265       65,749       88,286
                                          -----------  -----------  -----------
    Net cash provided by operating ac-
     tivities...........................    4,116,780    3,806,988    3,951,689
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and build-
   ing..................................      483,549          --     1,640,000
  Additions to land and buildings on op-
   erating leases.......................          --       (55,000)         --
  Investment in joint ventures..........     (115,256)         --    (1,645,024)
  Collections on loan to tenant of joint
   venture..............................          --         4,886        7,741
  Payment of lease costs................       (3,500)     (26,052)         --
                                          -----------  -----------  -----------
    Net cash provided by (used in) in-
     vesting activities.................      364,793      (76,166)       2,717
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
  Distributions to limited partners.....   (3,825,008)  (3,825,008)  (3,870,008)
                                          -----------  -----------  -----------
    Net cash used in financing activi-
     ties...............................   (3,825,008)  (3,825,008)  (3,870,008)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      656,565      (94,186)      84,398
Cash and Cash Equivalents at Beginning
 of Year................................    1,706,415    1,800,601    1,716,203
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 2,362,980  $ 1,706,415  $ 1,800,601
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 2,933,537  $ 3,952,214  $ 3,943,043
                                          -----------  -----------  -----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
  Bad debt expense......................      188,990          --           --
  Depreciation..........................      342,161      317,189      313,319
  Amortization..........................        1,949        2,841        2,000
  Equity in earnings of joint venture,
   net of distributions.................      110,673      (20,672)      (9,903)
  Loss on sale of land and buildings....      104,374          --        15,355
  Provision for loss on building........      206,535          --           --
  Decrease in net investment in direct
   financing leases.....................      164,614      132,771      121,597
  Decrease (increase) in receivables....       (3,380)      (4,450)      48,671
  Decrease (increase) in prepaid ex-
   penses...............................          178         (430)      (4,862)
  Increase in accrued rental income.....      (28,230)    (533,121)    (518,502)
  Increase (decrease) in accounts pay-
   able and accrued expenses............       17,530      (10,207)       8,745
  Increase (decrease) in due to related
   parties..............................       17,138        3,906       (4,269)
  Increase (decrease) in rents paid in
   advance and deposits.................       60,711      (33,053)      36,495
                                          -----------  -----------  -----------
    Total adjustments...................    1,183,243     (145,226)       8,646
                                          -----------  -----------  -----------
Net Cash Provided by Operating Activi-
 ties...................................  $ 4,116,780  $ 3,806,988  $ 3,951,689
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash Fi-
 nancing Activities:
Distributions declared and unpaid at De-
 cember 31..............................  $ 1,091,252  $   956,252  $   956,252
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators or franchisees of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair values. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Des Moines Real Estate Joint Venture, Williston Real Estate Joint Venture, Kingsville Real Estate Joint Venture, Middleburg Joint Venture and Columbus Joint Venture are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Lease Costs--Brokerage fees associated with negotiating a new lease are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases have been classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. Substantially all leases are for 14 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments,

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to four successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Land............................................... $12,584,387  $12,837,754
   Buildings..........................................  10,120,580    9,443,412
                                                       -----------  -----------
                                                        22,704,967   22,281,166
   Less accumulated depreciation......................  (1,795,099)  (1,460,887)
                                                       -----------  -----------
                                                        20,909,868   20,820,279
   Less allowance for loss on building................    (206,535)         --
                                                       -----------  -----------
                                                       $20,703,333  $20,820,279
                                                       ===========  ===========

   In March 1997, the Partnership entered into a new lease for the property in Tempe, Arizona. In connection therewith, the Partnership incurred $55,000 in renovation costs which were completed in May 1997.

   In December 1998, the Partnership sold its property in Monroe, North Carolina, and received net sales proceeds of $483,549, resulting in a loss of $104,374 for financial reporting purposes.

   Some leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997 and 1996, the Partnership recognized $28,230 (net of $6,323 in reserves and $224,867 in write-offs), $533,121, and $518,502, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

   1999............................................................. $ 2,212,548
   2000.............................................................   2,214,984
   2001.............................................................   2,224,926
   2002.............................................................   2,244,948
   2003.............................................................   2,521,540
   Thereafter.......................................................  21,695,400
                                                                     -----------
                                                                     $33,114,346
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   During the year ended December 31, 1998, the Partnership established an allowance for loss on building of $206,535, relating to the Long John Silver's property in Morganton, North Carolina. The tenant of this property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the property at December 31, 1998, and the current estimated net realizable value for this property.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
   Minimum lease payments receivable.................. $24,790,776  $28,413,665
   Estimated residual values..........................   3,924,188    4,190,941
   Less unearned income............................... (16,242,986) (18,948,341)
                                                       -----------  -----------
   Net investment in direct financing leases.......... $12,471,978  $13,656,265
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

   1999............................................................. $ 1,678,170
   2000.............................................................   1,678,170
   2001.............................................................   1,678,170
   2002.............................................................   1,678,170
   2003.............................................................   1,731,030
   Thereafter.......................................................  16,347,066
                                                                     -----------
                                                                     $24,790,776
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   During the year ended December 31, 1998, three of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing leases was recorded for financial reporting purposes.

5. Investment in Joint Ventures:

   As of December 31, 1998, the Partnership had a 59.05%, an 18.61%, a 31.13%, and an 87.54% interest in the profits and losses of Williston Real Estate Joint Venture, Des Moines Real Estate Joint Venture, Kingsville Real Estate Joint Venture, and Middleburg Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In August 1998, the Partnership entered into a joint venture agreement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of December 31, 1998, the

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

Partnership contributed amounts to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute additional amounts to the joint venture for construction costs. As of December 31, 1998 the Partnership owned a 27.72% interest in the profits and losses of this joint venture. When funding is complete, the Partnership expects to have an approximate 28 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with affiliates.

   Williston Real Estate Joint Venture, Des Moines Real Estate Joint Venture, Kingsville Real Estate Joint Venture, Middleburg Joint Venture, and Columbus Joint Venture each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the joint ventures' combined, condensed financial information at December 31:

                                                            1998        1997
                                                         ----------  ----------
   Land and buildings on operating leases, less
    accumulated depreciation and allowance for loss on
    land................................................ $2,498,504  $1,768,636
   Net investment in direct financing leases, less
    allowance for impairment in carrying value..........  2,219,798   2,446,688
   Cash.................................................      5,671       6,893
   Receivables..........................................        --       13,843
   Accrued rental income................................    166,447     157,252
   Other assets.........................................        283         443
   Liabilities..........................................    483,138       7,673
   Partners' capital....................................  4,407,565   4,386,082
   Revenues.............................................    337,881     481,085
   Provision for loss on land and direct financing
    lease...............................................   (316,113)        --
   Net income (loss)....................................    (38,867)    446,047

   The Partnership recognized income totalling $95,142, $277,325, and $200,499 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Receivables:

   During 1993, the Partnership loaned $208,855 to the tenant of the property owned by Kingsville Real Estate Joint Venture in connection with the purchase of equipment for the restaurant property. The loan, which bore interest at a rate of ten percent, was payable over 84 months and was collateralized by the restaurant equipment. Receivables at December 31, 1997, included $188,642 relating to this loan, including accrued interest of $7,488. During the year ended December 31, 1998, the Partnership established an allowance for doubtful accounts of $205,965, which represented the entire amount outstanding under the loan plus accrued interest, due to the uncertainty of collectibility of this note. No amounts relating to this loan are included in receivables at December 31, 1998.

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the year ended December 31, 1998, the Partnership declared distributions to the limited partners of $3,960,008, and during each of the years ended December 31, 1997 and 1996, the Partnership declared distributions to the limited partners of $3,825,008. No distributions have been made to the general partners to date.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,933,537  $3,952,214  $3,943,043
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................    (224,652)   (249,366)   (259,752)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................     164,614     132,771     121,597
   Provision for loss on building..........     206,535         --          --
   Loss on sale of land and buildings for
    tax reporting purposes less than (in
    excess of) loss for financial reporting
    purposes...............................      25,699         --      (26,151)
   Capitalization of transaction costs for
    tax reporting purposes.................      24,282         --          --
   Equity in earnings of joint ventures for
    tax reporting purposes in excess of
    (less than) equity in earnings of joint
    ventures for financial reporting
    purposes...............................     138,311     (51,481)    (46,345)
   Allowance for doubtful accounts.........     207,151     (15,913)    (16,396)
   Accrued rental income...................     (28,230)   (533,121)   (518,502)
   Rents paid in advance...................      60,711     (39,303)     36,495
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $3,507,958  $3,195,801  $3,233,989
                                             ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliates acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. The Partnership incurred management fees of $41,537, $40,218, and $40,244 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $107,911, $92,866, and $97,722 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   The due to related parties at December 31, 1998 and 1997, totalled $24,025 and $6,887, respectively.

10. Concentration of Credit Risk:

   The following schedule presents rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for each of the years ended December 31:

                                                 1998       1997       1996
                                              ---------- ---------- ----------
   Foodmaker, Inc............................ $1,023,630 $1,024,667 $1,024,667
   Flagstar Enterprises, Inc. (and Denny's
    Inc. and Quincy's Restaurants, Inc. for
    the years ended December 31, 1997 and
    1996)....................................    784,922  1,216,908  1,224,953
   Long John Silver's, Inc...................    508,351    647,829    649,992
   Advantica Restaurant Group, Inc. (and
    Denny's, Inc. and Quincy's Restaurants,
    Inc. for the year ended December 31,
    1998)....................................    424,742        N/A        N/A

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for each of the years ended December 31:

                                                   1998       1997       1996
                                                ---------- ---------- ----------
   Jack in the Box............................. $1,023,630 $1,024,667 $1,024,667
   Hardee's....................................    784,922    787,260    791,998
   Denny's.....................................    782,486    807,547    818,672
   Long John Silver's..........................    574,044    713,522    715,685

   The information denoted by N/A indicates that for each period presented, the tenant or group of affiliated tenants and the chain did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

                         CNL INCOME FUND XII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In June 1998, a tenant, Long John Silver's, Inc., filed for bankruptcy and rejected the leases relating to three of its eight leases and ceased making rental payments to the Partnership. In December 1998, the Partnership sold one of the vacant properties and intends to reinvest the net sales proceeds from the sale of this property in an additional property. The Partnership will not recognize rental and earned income from these two remaining properties until new tenants for these properties are located or until the properties are sold and the proceeds from such sales are reinvested in additional properties. While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the two remaining vacant properties, as described above, and the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Partnership, if the Partnership is not able to re-lease these properties in a timely manner. The general partners are currently seeking either new tenants or purchasers for the two remaining vacant properties.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,768,496 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $46,951,127 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,384,248 shares valued at $20.00 per APF share.

                UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

    See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                         Property                                  Historical
                                        Acquisition                                   CNL
                           Historical    Pro Forma                    Historical   Financial
                              APF       Adjustments       Subtotal     Advisor   Services, Inc.
                          ------------  -----------     ------------  ---------- --------------
        ASSETS:
Land and Building on
 operating
 leases (net
 depreciation)..........   475,787,661   58,749,637 (A)  534,537,298           0            0
Net Investment in Direct
 Financing Leases.......   123,270,117            0      123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740            0       41,269,740           0            0
Other Investments.......    16,199,792            0       16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564            0        1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)   10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0        2,007,278           0            0
Receivables (net
 allowances) /Due from
 Related Party..........       548,862            0          548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334            0        5,007,334           0            0
Other Assets............     7,723,678            0        7,723,678     490,141      298,498
Goodwill................             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Assets...........  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $         0     $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs
 Payable................    10,172,169            0       10,172,169           0            0
Distributions Payable...             0            0                0     119,808            0
Due to Related Parties..       148,629            0          148,629           0      563,724
Income Tax Payable......             0            0                0           0            0
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)   67,806,518     386,229            0
Deferred Income.........     2,052,530            0        2,052,530           0            0
Rents Paid in Advance...     1,340,636            0        1,340,636           0            0
Minority Interest.......       280,970            0          280,970           0            0
Common Stock............       373,483            0          373,483           0            0
Common Stock--Class A...             0            0                0       6,400        2,000
Common Stock--Class B...             0            0                0       3,600          724
Additional Paid-in-
 capital................   670,005,177            0      670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0      (13,293,639)  2,514,205      134,080
Partners Capital........             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                           Historical                                     Historical
                              CNL       Combining                             CNL
                           Financial    Pro Forma           Combined        Income      Pro Forma           Adjusted
                             Corp.     Adjustments            APF        Fund XII Ltd. Adjustments         Pro Forma
                          ------------ ------------      --------------  ------------- ------------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298    20,619,125     9,773,413 (B2)    564,929,836
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117    12,425,957     2,493,664 (B2)    138,189,738
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027           --              0         289,166,027
Other Investments.......     6,353,482            0          22,553,274             0             0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564     2,652,267     1,728,225 (B2)      5,464,056
Cash and Cash
 Equivalents............     4,896,688   (7,712,859)(B1)      9,030,956     2,000,725    (2,990,141)(B2)      7,523,540
                                                                                           (518,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521           --              0           2,860,521
Receivables (net
 allowances)/Due from
 Related Party..........     1,969,339     (148,629)(C)      14,969,032        43,584       (11,351)(E)      15,001,265
Accrued Rental Income...             0            0           5,007,334     2,574,477    (2,574,477)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835        42,823       (42,823)(B2)      8,450,835
Goodwill................             0   42,733,188 (B1)     42,733,188             0             0          42,733,188
                          ------------ ------------      --------------   -----------  ------------      --------------
 Total Assets...........  $264,700,433 $ 32,078,824      $1,053,662,146   $40,358,958  $  7,858,510      $1,101,879,614
                          ============ ============      ==============   ===========  ============      ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055   $    54,629  $          0      $    6,013,684
Accrued Construction
 Costs Payable..........             0            0          10,172,169             0             0          10,172,169
Distributions Payable...             0            0             119,808       956,252             0           1,076,060
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405        11,351       (11,351)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0             0             0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228             0             0         295,130,228
Deferred Income.........             0            0           2,052,530             0             0           2,052,530
Rents Paid in Advance...             0            0           1,340,636        39,624             0           1,380,260
Minority Interest.......             0            0             280,970             0             0             280,970
Common Stock............             0       61,500 (B1)        434,983             0        23,583(B2)         458,666
Common Stock--Class A...           200       (8,600)(B1)              0             0             0                   0
Common Stock--Class B...           501       (4,825)(B1)              0             0             0                   0
Additional Paid-in-
 capital................     3,937,095  122,938,500 (B1)    792,943,677             0    47,143,380(B2)     840,087,057
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (86,646,315)            0             0         (86,646,315)
                                        (73,624,417)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0    39,297,102   (39,297,102)(B2)              0
                          ------------ ------------      --------------   -----------  ------------      --------------
 Total Liabilities and
  Equity................  $264,700,433 $ 32,078,824      $1,053,662,146   $40,358,958  $  7,858,510      $1,101,879,614
                          ============ ============      ==============   ===========  ============      ==============

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                         Property                                             Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  ------------   -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008   $2,339,153(a) $14,523,161  $        0    $        0   $        0
 Fees...................            0            0              0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763            0      2,214,763      47,213       129,362    5,233,919
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771   $2,339,153    $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269            0      1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364            0        697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0            0              0      23,326       292,575            0
 Interest Expense.......            0            0              0      50,730             0    4,769,268
 State Taxes............      235,208            0        235,208           0             0            0
 Depreciation--Other....            0            0              0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813      349,465(a)   1,898,278           0             0            0
 Amortization...........        7,368            0          7,368           0             0            0
 Transaction Costs......      125,926            0        125,926           0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948      349,465      4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $10,688,823   $1,989,688    $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271            0         17,271           0             0            0
 Gain on Sale of
  Properties............            0            0              0           0             0            0
 Provision For Loss on
  Properties............     (215,797)           0       (215,797)          0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   10,490,297    1,989,688     12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0     127,496        48,017       73,166
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297   $1,989,688    $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========   ==========    ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........        50.03x         n/a            n/a         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401          n/a     37,347,401         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464          n/a     37,348,464         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
 Pro Forma Wtd. Avg.
  Dollars Outstanding...
 Pro Forma Cash
  Distributions Declared
  per $10,000
  Investment............

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                           Historical
                           Combining                           CNL
                           Pro Forma           Combined    Income Fund  Pro Forma           Adjusted
                          Adjustments             APF       XII, Ltd.  Adjustments         Pro Forma
                          -----------         -----------  ----------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161  $  983,589   $  28,157 (j)     $ 15,534,907
 Fees...................   (2,450,663)(b),(c)   1,256,304           0     (28,926)(k)        1,227,378
 Interest and Other
  Income................       62,068 (d)       7,687,325      19,755           0            7,707,080
                          -----------         -----------  ----------   ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790  $1,003,344   $    (769)        $ 24,469,365
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012      60,550     (29,656)(l),(m)    4,699,906
 Management and Advisory
  Fees..................   (1,308,560)(f)               0      10,530     (10,530)(n)                0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115           0           0               23,115
 Interest Expense.......            0           4,819,998           0           0            4,819,998
 State Taxes............            0             235,208      20,764       9,724 (o)          265,696
 Depreciation--Other....            0              65,819           0           0               65,819
 Depreciation--
  Property..............            0           1,898,278      84,209      36,234 (p)        2,018,721
 Amortization...........      534,165 (h)         541,533         497           0              542,030
 Transaction Costs......            0             125,926      35,419           0              161,345
                          -----------         -----------  ----------   ---------         ------------
 Total Expenses.........   (1,444,915)         12,378,889     211,969       5,772           12,596,630
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $  (943,680)        $11,087,901  $  791,375   $  (6,541)        $ 11,872,735
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271      71,138      (6,976)(q)           81,433
 Gain on Sale of
  Properties............            0                   0           0           0                    0
 Provision For Loss on
  Properties............            0            (215,797)          0           0             (215,797)
                          -----------         -----------  ----------   ---------         ------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...     (943,680)         10,889,375     862,513     (13,517)          11,738,371
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0           0           0                    0
                          -----------         -----------  ----------   ---------         ------------
Net Earnings (Losses)...  $(1,192,359)        $10,889,375  $  862,513   $ (13,517)        $ 11,738,371
                          ===========         ===========  ==========   =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a  $     0.19   $     n/a         $       0.26
                          ===========         ===========  ==========   =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a  $     8.73   $     n/a         $      16.44
                          ===========         ===========  ==========   =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a  $     0.21   $     n/a         $        n/a
                          ===========         ===========  ==========   =========         ============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a         n/a         n/a                 3.30
                          ===========         ===========  ==========   =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a   4,500,000         n/a                  n/a
                          ===========         ===========  ==========   =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401         n/a   2,358,348           45,855,749 (r)
                          ===========         ===========  ==========   =========         ============
Shares Outstanding......    6,150,000          43,498,464         n/a   2,358,348           45,856,812
                          ===========         ===========  ==========   =========         ============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                  $(22,821,822)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                    42,571,895
                                                                                          ------------
Adjusted Pro Forma
 Distributions Declared:                                                                  $ 19,750,073 (s)
                                                                                          ============
 Pro Forma Wtd. Avg.
  Dollars Outstanding...                                                                  $917,114,983 (t)
                                                                                          ============
 Pro Forma Cash
  Distributions Declared
  per $10,000
  Investment............                                                                  $     215.35 (u)
                                                                                          ============

            CNL AMERICAN PROPERTIES FUND INC., AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                               Historical
                                       Acquisition                              Historical CNL     CNL
                          Historical    Pro Forma                  Historical     Financial     Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  -----------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a) $55,049,526  $         0    $        0   $         0
 Fees...................            0            0              0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078    22,238,311
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406             0
 Interest Expense.......            0            0              0      148,415             0    21,350,174
 State Taxes............      548,320            0        548,320       19,126             0             0
 Depreciation--Other....            0            0              0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0             0
 Amortization...........       11,808            0         11,808       57,077             0        95,116
 Transaction Costs......      157,054            0        157,054            0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829
Operating
 Earnings(Losses) Before
 Equity in Earnings of
 Joint Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0              0            0             0             0
 Gain on
  Securitization........            0            0              0            0             0     3,694,351
 Other Expenses.........            0            0              0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641      (246,603)
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========    ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........        79.97x         n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,573,048     34,221,267          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND INC., AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                                                    Historical
                                                   Combining                            CNL
                                                   Pro Forma            Combined    Income Fund   Pro Forma
                                                  Adjustments              APF       XII, Ltd.   Adjustments
                                                  ------------         -----------  -----------  -----------
Revenues:
 Rental and Earned Income.....................    $          0         $55,049,526  $3,885,823    $ 112,628 (j)
 Fees.........................................     (32,715,768)(b),(c)   3,226,263           0      (79,305)(k)
 Interest and Other Income....................         207,144 (d)      32,221,925      70,227            0
                                                  ------------         -----------  ----------    ---------
 Total Revenue................................    $(32,508,624)        $90,497,714  $3,956,050    $  33,323
Expenses:
 General and Administrative...................      (4,241,719)(e)      15,939,556     379,164      (86,651)(l),(m)
 Management and Advisory Fees.................      (4,658,434)(f)               0      41,537      (41,537)(n)
 Fees to Related Parties......................      (2,161,897)(g)         858,787           0            0
 Interest Expense.............................               0          21,498,589           0            0
 State Taxes..................................               0             567,446      17,653       14,660 (o)
 Depreciation--Other..........................               0             199,157           0            0
 Depreciation--Property.......................        (340,898)(r)       6,590,760     342,161      144,935 (p)
 Amortization.................................       2,136,659 (h)       2,300,660       1,949            0
 Transaction Costs............................               0             157,054      24,282            0
                                                  ------------         -----------  ----------    ---------
 Total Expenses...............................      (9,266,289)         48,112,009     806,746       31,407
Operating Earnings(Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties and
 Provision for Losses on Properties...........    $(23,242,335)        $42,385,705  $3,149,304    $   1,916
 Equity in Earnings of Joint Venture/Minority
  Interest....................................               0             (14,138)     95,142      (27,906)(q)
 Gain on Sale of Properties...................               0                   0    (104,374)           0
 Gain on Securitization.......................               0           3,694,351           0            0
 Other Expenses...............................               0                   0           0            0
 Provision For Loss on Properties.............               0            (611,534)   (206,535)           0
                                                  ------------         -----------  ----------    ---------
Net Earnings (Losses) Before
 Benefit/(Provision) for Federal Income
 Taxes........................................     (23,242,335)         45,454,384   2,933,537      (25,990)
 Benefit/(Provision) for Federal Income
  Taxes.......................................       6,898,434 (i)               0           0            0
                                                  ------------         -----------  ----------    ---------
Net Earnings (Losses).........................    $(16,343,901)        $45,454,384  $2,933,537    $ (25,990)
                                                  ============         ===========  ==========    =========
Earnings Per Share/Unit.......................    $        n/a         $       n/a  $     0.65    $     n/a
                                                  ============         ===========  ==========    =========
Book Value Per Share/Unit.....................    $        n/a         $       n/a  $     8.75    $     n/a
                                                  ============         ===========  ==========    =========
Dividends Per Share/Unit......................    $        n/a         $       n/a  $     0.88    $     n/a
                                                  ============         ===========  ==========    =========
Ratio of Earnings to Fixed Charges............             n/a                 n/a         n/a          n/a
                                                  ============         ===========  ==========    =========
Wtd. Avg. Units Outstanding...................             n/a                 n/a   4,500,000          n/a
                                                  ============         ===========  ==========    =========
Wtd. Avg. Shares Outstanding..................       6,150,000          40,371,267         n/a    2,358,348
                                                  ============         ===========  ==========    =========
Shares Outstanding............................       6,150,000          43,522,684         n/a    2,358,348
                                                  ============         ===========  ==========    =========
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from Statement
  of Cashflows................................
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable..........
 Addback Pro Forma Investments in Notes
  Receivable..................................
Adjusted Pro Forma Distributions Declared:
Pro Forma Wtd. Avg. Dollars Outstanding.......
Pro Forma Cash Distributions Declared per
 $10,000 Investment...........................
                                                    Adjusted
                                                   Pro Forma
                                                  ----------------
Revenues:
 Rental and Earned Income.....................    $ 59,047,977
 Fees.........................................       3,146,958
 Interest and Other Income....................      32,292,152
                                                  ----------------
 Total Revenue................................    $ 94,487,087
Expenses:
 General and Administrative...................      16,232,069
 Management and Advisory Fees.................               0
 Fees to Related Parties......................         858,787
 Interest Expense.............................      21,498,589
 State Taxes..................................         599,759
 Depreciation--Other..........................         199,157
 Depreciation--Property.......................       7,077,856
 Amortization.................................       2,302,609
 Transaction Costs............................         181,336
                                                  ----------------
 Total Expenses...............................      48,950,162
Operating Earnings(Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties and
 Provision for Losses on Properties...........    $ 45,536,925
 Equity in Earnings of Joint Venture/Minority
  Interest....................................          53,098
 Gain on Sale of Properties...................        (104,374)
 Gain on Securitization.......................       3,694,351
 Other Expenses...............................               0
 Provision For Loss on Properties.............        (818,069)
                                                  ----------------
Net Earnings (Losses) Before
 Benefit/(Provision) for Federal Income
 Taxes........................................      48,361,931
 Benefit/(Provision) for Federal Income
  Taxes.......................................               0
                                                  ----------------
Net Earnings (Losses).........................    $ 48,361,931
                                                  ================
Earnings Per Share/Unit.......................    $       1.13
                                                  ================
Book Value Per Share/Unit.....................    $      16.48
                                                  ================
Dividends Per Share/Unit......................    $        n/a
                                                  ================
Ratio of Earnings to Fixed Charges............           3.20x
                                                  ================
Wtd. Avg. Units Outstanding...................             n/a
                                                  ================
Wtd. Avg. Shares Outstanding..................      42,729,615 (s)
                                                  ================
Shares Outstanding............................      45,881,032
                                                  ================
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from Statement
  of Cashflows................................    $ 59,686,001
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable..........    (265,871,668)
 Addback Pro Forma Investments in Notes
  Receivable..................................     288,590,674
                                                  ----------------
Adjusted Pro Forma Distributions Declared:        $ 82,405,007 (t)
                                                  ================
Pro Forma Wtd. Avg. Dollars Outstanding.......    $854,592,300 (u)
                                                  ================
Pro Forma Cash Distributions Declared per
 $10,000 Investment...........................    $        964 (v)
                                                  ================

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                  Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- -----------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $  (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0              0
 Amortization expense...          7,368             0             7,368            0       26,238        424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0              0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0        (73,166)
 Gain on
  securitization........              0             0                 0            0            0              0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0              0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)        (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0              0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0       (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0    (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0      6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0       (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0         55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811              0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0              0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0              0
 Decrease (increase) in
  intangibles and other
  assets................                                                     (30,554)                      7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)      (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0              0
 Decrease in accrued
  interest..............              0             0                 0            0            0       (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365             0           386,365            0            0              0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)   (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)   (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0              0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)             0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0              0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0              0
 Aqcuisition of
  businesses............

 Purchase of other
  investments...........              0             0                 0            0            0              0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0              0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0        134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0              0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0              0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0              0
 Collection on notes
  receivable............        239,596             0           239,596            0            0              0
 Decrease in restricted
  cash..................              0             0                 0            0            0              0
 Increase in intangibles
  and other assets......              0             0                 0            0            0              0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0              0
 Other..................              0             0                 0            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)       134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572              0
 Contributions from
  limited partners......              0             0                 0            0            0              0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0              0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0              0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763            0            0     49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)   (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0              0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0              0
 Distributions to
  limited partners......              0             0                 0            0            0              0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0              0
 Other..................       (200,234)            0          (200,234)           0            0         (9,602)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722    1,288,673       18,187     39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)     2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573      2,526,078
                          -------------  ------------     -------------  -----------    ---------    -----------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $ 4,896,688
                          =============  ============     =============  ===========    =========    ===========

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                         Historical
                           Combining                         CNL
                           Pro Forma                     Income Fund   Pro Forma        Adjusted
                          Adjustments     Combined APF    XII, Ltd.   Adjustments       Pro Forma
                          -----------     -------------  -----------  -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,192,359)(a) $  10,889,375  $  862,513   $   (13,517)(a) $  11,738,371
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0         1,937,859      84,208        36,234 (b)     2,058,301
 Amortization expense...      534,165 (c)       992,468         498             0           992,966
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763           0             0             7,763
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234      (5,815)        6,976 (d)        24,395
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct
  financing leases......            0                 0           0             0                 0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631           0             0           142,631
 Gain on
  securitization........            0                 0           0             0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0           0             0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)    (26,722)            0          (736,337)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0           0             0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0          (449,580)          0             0          (449,580)
 Investment in notes
  receivable............            0       (42,571,895)          0             0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907           0             0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)          0             0          (402,461)
 Decrease in due from
  related party.........            0            55,382           0             0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359      (9,986)            0            19,373
 Decrease in net
  investment in direct
  financing leases......            0           787,375      46,021             0           833,396
 Increase in accrued
  rental income.........            0        (1,047,421)    (50,071)            0        (1,097,492)
 Decrease (increase) in
  intangibles and other
  assets................            0           (22,612)          0             0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)     23,297             0          (744,970)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid
  on behalf of the
  entity................            0            97,403     (12,674)            0            84,729
 Decrease in accrued
  interest..............            0          (362,877)          0             0          (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0           386,365     (57,824)            0           328,541
 Increase (decrease) in
  deferred rental
  income................            0           862,647           0             0           862,647
                          -----------     -------------  ----------   -----------     -------------
 Total adjustments......      534,165       (34,594,335)     (9,068)       43,210       (34,560,193)
                          -----------     -------------  ----------   -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)    853,445        29,693       (22,821,822)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                 0           0             0                 0
 Additions to land and
  buildings on operating
  leases................                   (135,820,136)          0                    (135,820,136)
 Investment in direct
  financing leases......            0       (29,608,346)          0             0       (29,608,346)
 Investment in joint
  venture...............            0          (117,662)   (124,448)            0          (242,110)
 Aqcuisition of
  businesses............   (7,712,859)(f)    (7,712,859)               (2,990,141)(g)   (11,221,000)
                                                                         (518,000)(g)
 Purchase of other
  investments...........            0                 0           0             0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                 0           0             0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0           134,981           0             0           134,981
 Investment in mortgage
  notes receivable......            0        (1,388,463)          0             0        (1,388,463)
 Collections on mortgage
  note receivable.......            0            75,010           0             0            75,010
 Investment in notes
  receivable............            0        (1,087,483)          0             0        (1,087,483)
 Collection on notes
  receivable............            0           239,596           0             0           239,596
 Decrease in restricted
  cash..................            0                 0           0             0                 0
 Increase in intangibles
  and other assets......            0                 0           0             0                 0
 Investment in
  certificates of
  deposit...............            0                 0           0             0                 0
 Other..................            0                 0           0             0                 0
                          -----------     -------------  ----------   -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (7,712,859)     (175,285,362)   (124,448)   (3,508,141)     (178,917,951)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0         1,519,980           0             0         1,519,980
 Contributions from
  limited partners......            0                 0           0             0                 0
 Contributions from
  holder of minority
  interest..............            0                 0           0             0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0        (1,142,237)          0             0        (1,142,237)
 Payment of stock
  issuance costs........            0          (722,001)          0             0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0       119,974,697           0             0       119,974,697
 Payment on line of
  credit/notes payable..            0       (22,874,147)          0             0       (22,874,147)
 Retirement of shares of
  common stock..........            0                 0           0             0                 0
 Distributions to
  holders of minority
  interest..............            0            (8,610)          0             0            (8,610)
 Distributions to
  limited partners......            0                 0  (1,091,252)            0        (1,091,252)
 Distributions to
  stockholders..........            0       (14,237,405)          0             0       (14,237,405)
 Other..................            0          (209,836)          0             0          (209,836)
                          -----------     -------------  ----------   -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        82,300,441  (1,091,252)            0        81,209,189
Net increase in cash....   (8,371,053)     (116,689,881)   (362,255)   (3,478,448)     (120,530,584)
Cash at beginning of
 year...................            0       127,401,796   2,362,980             0       129,764,776
                          -----------     -------------  ----------   -----------     -------------
Cash at end of year.....  $(8,371,053)    $  10,711,915  $2,000,725   $(3,478,448)    $   9,234,192
                          ===========     =============  ==========   ===========     =============

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                            Restated     Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  32,152,408  $ 19,030,497 (a) $  51,182,905  $10,656,379     $(468,133)  $     427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                          11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                          30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                        (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                               0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                         611,534            0             0         398,042
 Gain on
  securitization........              0                               0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                               0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                         899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                               0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                               0            0             0               0
 Investment in notes
  receivable............              0                               0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                               0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                               0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                               0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                               0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                       1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                     (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                        (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                         467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                          31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                               0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                         436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                         693,372            0             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867     2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) operating
  activities............     39,116,275    21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                       2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                    (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                       (974,696)           0             0               0
 Acquisition of
  businesses............
 Purchase of other
  investments...........    (16,083,055)                    (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                               0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                               0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                     (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                         291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                     (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                       1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                               0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                     (6,281,069)           0             0               0
 Other..................              0                               0      200,000             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided
  by(used in) investing
  activities............   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                     385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                               0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                     (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                    (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    33,656,518 (e)    41,348,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                         (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                       (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                        (34,073)           0             0               0
 Distributions to
  limited partners......              0                               0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                    (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                        (95,101)           0            24      (2,500,011)
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase(decrease)
 in cash................     75,613,060    (3,173,254)       72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                      47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $ (3,173,254)    $ 120,026,583  $   713,308       962,573       2,526,078
                          =============  ============     =============  ===========    ==========   =============

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                         Historical
                           Combining                     CNL Income     Merger
                           Pro Forma         Combined       Fund       Pro Forma        Adjusted
                          Adjustments          APF        XII, Ltd.   Adjustments      Pro Forma
                          ------------     ------------  -----------  -----------     ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(16,343,901)(a) $ 45,454,384  $ 2,933,537  $   (25,990)(a) $ 48,361,931
Adjustments to reconcile
 net income(loss) to net
 cash provided by(used
 in) operating
 activities:
 Depreciation...........      (340,898)(b)    6,789,917      342,161      144,935 (b)    7,277,013
 Amortization expense...     2,136,659 (c)    4,450,743        1,949                     4,452,692
 Minority interest in
  income of consolidated
  joint venture.........                         30,156            0                        30,156
 Equity in earnings of
  joint ventures, net of
  distributions.........                        (15,440)     110,673       27,906 (d)      123,139
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................                              0      104,374                       104,374
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                      1,009,576      206,535                     1,216,111
 Gain on
  securitization........                     (3,356,538)           0                    (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                    265,871,668            0                   265,871,668
 Decrease (increase) in
  other receivables.....                     (2,543,413)     185,610                    (2,357,803)
 Increase in accrued
  interest income
  included in notes
  receivable............                       (170,492)           0                      (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                              0            0                             0
 Investment in notes
  receivable............                   (288,590,674)           0                  (288,590,674)
 Collections on notes
  receivable............                     23,539,641            0                    23,539,641
 Decrease in restricted
  cash..................                      2,504,091            0                     2,504,091
 Decrease (increase) in
  due from related
  party.................                       (953,688)           0                      (953,688)
 Increase in prepaid
  expenses..............                          7,246          178                         7,424
 Decrease in net
  investment in direct
  financing leases......                      1,971,634      164,614                     2,136,248
 Increase in accrued
  rental income.........                     (2,187,652)     (28,230)                   (2,215,882)
 Increase in intangibles
  and other assets......                       (154,351)           0                      (154,351)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....                        846,680       17,530                       864,210
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                       (133,364)      17,138                      (116,226)
 Increase in accrued
  interest..............                        (77,968)           0                       (77,968)
 Increase in rents paid
  in advance and
  deposits..............                        436,843       60,711                       497,554
 Decrease in deferred
  rental income.........                        693,372            0                       693,372
                          ------------     ------------  -----------  -----------     ------------
 Total adjustments......     1,795,761        9,967,987    1,183,243      172,841       11,324,071
                          ------------     ------------  -----------  -----------     ------------
 Net cash provided
  by(used in) operating
  activities............   (14,548,140)      55,422,371    4,116,780      146,851       59,686,002
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                      2,385,941      483,549                     2,869,490
 Additions to land and
  buildings on operating
  leases................                   (259,469,347)           0                  (259,469,347)
 Investment in direct
  financing leases......                    (47,115,435)           0                   (47,115,435)
 Investment in joint
  venture...............                       (974,696)    (115,256)                   (1,089,952)
 Acquisition of
  businesses............    (7,712,859)(f)   (7,712,859)               (2,990,141)(g)  (11,221,000)
                                                                         (518,000)
 Purchase of other
  investments...........                    (16,083,055)           0                   (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                        295,514            0                       295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................                        212,821            0                       212,821
 Investment in mortgage
  notes receivable......                     (2,886,648)           0                    (2,886,648)
 Collections on mortgage
  note receivable.......                        291,990            0                       291,990
 Investment in equipment
  notes receivable......                     (7,837,750)           0                    (7,837,750)
 Collections on
  equipment notes
  receivable............                      3,046,873            0                     3,046,873
 Decrease in restricted
  cash..................                              0            0                             0
 Increase in intangibles
  and other assets......                     (6,281,069)           0                    (6,281,069)
 Other..................                        200,000       (3,500)                      196,500
                          ------------     ------------  -----------  -----------     ------------
 Net cash provided
  by(used in) investing
  activities............    (7,712,859)    (341,927,720)     364,793   (3,508,141)    (345,071,068)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                    386,592,011            0                   386,592,011
 Contributions from
  limited partners......                              0            0                             0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                     (4,574,925)           0                    (4,574,925)
 Payment of stock
  issuance costs........                    (34,579,650)           0                   (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                    455,102,478            0                   455,102,478
 Payment on line of
  credit/notes payable..                   (411,813,826)           0                  (411,813,826)
 Retirement of shares of
  common stock..........                       (639,528)           0                      (639,528)
 Distributions to
  holders of minority
  interest..............                        (34,073)           0                       (34,073)
 Distributions to
  limited partners......                              0   (3,825,008)                   (3,825,008)
 Distributions to
  stockholders..........                    (48,813,637)           0                   (48,813,637)
 Other..................                     (2,595,088)           0                    (2,595,088)
                          ------------     ------------  -----------  -----------     ------------
 Net cash provided
  by(used in) financing
  activities............             0      338,643,762   (3,825,008)           0      334,818,754
Net increase(decrease)
 in cash................   (22,260,999)      52,138,413      656,565   (3,361,290)      49,433,688
Cash at beginning of
 year...................                     49,829,130    1,706,415                    51,535,545
                          ------------     ------------  -----------  -----------     ------------
Cash at end of year.....   (22,260,999)     101,967,543  $ 2,362,980  $(3,361,290)    $100,969,233
                          ============     ============  ===========  ===========     ============

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

                 UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                           CNL
                                        Financial
                                        Services
                             Advisor      Group     Income Fund      Total
                           ----------- -----------  ------------  ------------
Shares Offered............   3,800,000   2,350,000  2,358,348.15  8,508,348.15
Exchange Value............ $        20 $        20  $         20  $         20
                           ----------- -----------  ------------  ------------
Share Consideration....... $76,000,000 $47,000,000  $ 47,166,963  $170,166,963
Cash Consideration........         --          --        518,000       518,000
APF Transaction Costs.....   4,765,669   2,947,190     2,990,141    10,703,000
                           ----------- -----------  ------------  ------------
    Total Purchase Price.. $80,765,669 $49,947,190  $ 50,675,104  $181,387,963
                           =========== ===========  ============  ============
Allocation of Purchase
 Price:
Net Assets--Historical.... $ 7,141,252 $10,006,878  $ 39,297,102  $ 56,445,232
Purchase Price Adjust-
 ments:
  Land and buildings on
   operating leases.......                             9,773,413     9,773,413
  Net investment in direct
   financing leases.......                             2,493,664     2,493,664
  Investment in joint ven-
   tures..................                             1,728,225     1,728,225
  Accrued rental income...                            (2,574,477)   (2,574,477)
  Intangibles and other
   assets.................              (2,792,876)      (42,823)   (2,835,699)
  Goodwill*...............              42,733,188           --     42,733,188
  Excess purchase price...  73,624,417         --            --     73,624,417
                           ----------- -----------  ------------  ------------
    Total Allocation...... $80,765,669 $49,947,190  $ 50,675,104  $181,387,963
                           =========== ===========  ============  ============

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,624,417 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,733,188 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1.Common Stock
      (CFA, CFS, CFC)
      - Class A.......       8,600
       Common Stock
        (CFA, CFS,
        CFC) - Class
        B.............       4,825
       APIC (CFA, CFS,
        CFC)..........  13,857,645
       Retained Earn-
        ings..........   3,277,060
       Accumulated
        distributions
        in excess of
        earnings......  73,624,417
       Goodwill for
        CFC (Intangi-
        bles and other
        assets).......  42,733,188
         CFC/CFS Org
          Costs/Other
          Assets......               2,792,876
         Cash to pay
          APF transac-
          tion costs..               7,712,859
         APF Common
          Stock.......                  61,500
         APF APIC.....             122,938,500
       (To record ac-
        quisition of
        CFA, CFS and
        CFC)
     2.Partners Capi-
      tal.............  39,297,102
       Land and build-
        ings on oper-
        ating leases..   9,773,413
       Net investment
        in direct fi-
        nancing
        leases........   2,493,664
       Investment in
        joint ven-
        tures.........   1,728,225
         Accrued
          rental in-
          come........               2,574,477
         Intangibles
          and other
          assets......                  42,823
         Cash to pay
          APF Transac-
          tion costs..               2,990,141
         Cash consid-
          eration to
          Income
          Fund........                 518,000
         APF Common
          Stock.......                  23,583
         APF APIC.....              47,143,380
       (To record ac-
        quisition of
        Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $11,351 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates......................... $  (292,575)
         Secured equipment lease fees.............................     (26,127)
         Advisory fees............................................     (63,393)
         Reimbursement of administrative costs....................    (182,125)
         Acquisition fees.........................................      (9,483)
         Underwriting fees........................................        (211)
         Administrative, executive and guarantee fees.............    (290,036)
         Servicing fees...........................................    (257,767)
         Development fees.........................................     (14,678)
         Management fees..........................................    (697,364)
                                                                   -----------
           Total.................................................. $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income................................................ $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs........................... $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $  (697,364)
         Administrative executive and guarantee fees..............    (290,036)
         Servicing fees...........................................    (257,767)
         Advisory fees............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill..................................... $534,165

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $28,157 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $(10,530)
         Reimbursement of administrative costs.......................  (18,396)
                                                                      --------
                                                                      $(28,926)
                                                                      ========

    (l) Represents the elimination of $18,396 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $11,260 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $10,530 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $9,724 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $36,234 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $6,976 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates........................ $ (1,773,406)
         Secured equipment lease fees............................      (54,998)
         Advisory fees...........................................     (305,030)
         Reimbursement of administrative costs...................     (408,762)
         Acquisition fees........................................  (21,794,386)
         Underwriting fees.......................................     (388,491)
         Administrative, executive and guarantee fees............   (1,233,043)
         Servicing fees..........................................   (1,570,331)
         Development fees........................................     (229,153)
         Management fees.........................................   (1,851,004)
                                                                  ------------
           Total................................................. $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income.............................................. $ 207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs....................... $   (4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $(1,851,004)
         Administrative executive and guarantee fees..............   1,233,043)
         Servicing fees...........................................  (1,269,357)
         Advisory fees............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill................................... $2,136,659

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $112,628 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $(41,537)
         Reimbursement of administrative costs.......................  (37,768)
                                                                      --------
                                                                      $(79,305)
                                                                      ========

    (l) Represents the elimination of $37,768 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $48,883 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $41,537 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $14,660 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $144,935 as a result of adjusting the historical basis of the real estate owned indirectly by the Income Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $27,906 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

           UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.












6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Concluded)

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non-Cash Investing Activites:

  On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non-Cash Investing Activities:

  On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XII, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                Appendix B

             FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

   1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

   1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

     "(B) Notes in accordance with Section 4.4 below."

   1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

     "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

   1.6 The following subsection shall be added to Section 10.2

    "(g) The aggregate face amount of the Notes to be issued to Dissenting
       Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                              By: James M. Seneff, Jr.

                                             Its: Chairman and Chief Executive
                                                       Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                              By: Robert A. Bourne

                                              Its: President

                                          CNL APF GP CORP.

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                              By: Robert A. Bourne

                                              Its: President

                                          CNL INCOME FUND IX, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                              By: James M. Seneff, Jr.

                                              Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                              By: James M. Seneff, Jr.

                                              Its: Chief Executive Officer

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                               Robert A. Bourne, as General
                                                       Partner

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                             James M. Seneff, Jr., as General
                                                       Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,768,496 fully paid and nonassessable APF Common Shares (2,384,248 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $42,752,014, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,231,504 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,500,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,768,496 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $476,850 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF
                           CNL INCOME FUND XII, LTD.

--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620.109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on August 20, 1991, adopts the following certificate of amendment to its certificate of limited partnership:

  FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

  SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

  THIRD: Signature(s)
  Signature of current general partner(s):

                                          _____________________________________
                                                   James M. Seneff, Jr.

                                          _____________________________________
                                                     Robert A. Bourne

                                          CNL Realty Corporation


                                          By:__________________________________
                                            Name:

                      Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

   James M. Seneff, Jr.
   Robert A. Bourne
   400 East South Street
   Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XII, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XII, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND XIII, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund XIII, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds, that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis. APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,943,093 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

   . We are uncertain as to the value at which APF Shares will trade following listing.

   . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

   . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

   . As stated below, the Acquisition is a taxable transaction.

   . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due        ,
2004 in an amount equal to 97% of your portion of the APF Share consideration that would otherwise have been paid to your Income Fund, based on the exchange value. Please note that you may only receive the notes if you vote "Against" the Acquisition and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay generally will be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $660. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 1,943,093 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $850 in distributions, per $10,000 investment to you. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL

Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, while we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 560 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.02%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.78x and its ratio of debt-to-total assets would have been 27.01%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive the notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                 Original
                  Limited                                                  Estimated
                  Partner                                                   Value of
  Original      Investments                                                APF Shares
   Limited       Less Any                                                     per
   Partner     Distributions Number of  Estimated               Estimated   Average
 Investments   of Net Sales     APF     Value of                Value of    $10,000
  Less Any     Proceeds per   Shares   APF Shares              APF Shares   Original
Distributions     $10,000     Offered  Payable to   Estimated     after     Limited
of Net Sales     Original    to Income   Income    Acquisition Acquisition  Partner
  Proceeds     Investment(1)   Fund       Fund      Expenses    Expenses   Investment
-------------  ------------- --------- ----------  ----------- ----------- ----------
$40,000,000       $10,000    1,943,093 $38,861,860  $441,000   $38,420,860   $9,605

--------
(1) Income Fund has had no distributions of net sales proceeds.

   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

      Legal Fees(1)................................................... $ 22,348
      Appraisals and Valuation(2).....................................    7,750
      Fairness Opinions(3)............................................   30,000
      Solicitation Fees(4)............................................   16,679
      Printing & Mailing(5)...........................................  108,936
      Accounting and Other Fees(6)....................................   50,946
                                                                       --------
          Subtotal....................................................  236,659

                           Closing Transaction Costs

      Title, Transfer Tax and Recording Fees(7).......................   93,742
      Legal Closing Fees(8)...........................................   46,303
      Partnership Liquidation Costs(9)................................   64,296
                                                                       --------
          Subtotal....................................................  204,341
                                                                       --------
      Total........................................................... $441,000
                                                                       ========

     --------

     (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

     (3) Each Income Fund received a fairness opinion from Legg
         Mason and incurred a fee of $30,000.

     (4) Aggregate solicitation fees to be incurred by the Income
         Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited
         Partners in your Income Fund.

     (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

     (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

     (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

     (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of your Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (March 17, 1993). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding of units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
    (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired, or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials, and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent, constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
           , 1999 and will continue until the later of (a)           , 1999 a
date not less than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                                                       Quarter
                                            Year Ended December 31,     Ended
                                           -------------------------- March 31,
                                             1996     1997     1998     1999
                                           -------- -------- -------- ---------
Historical Distributions Paid to the
 General Partners and Affiliates:
  General Partner Distributions..........       --       --       --       --
  Accounting and Administrative Services.  $ 91,272 $ 87,322 $ 98,719  $25,365
  Broker/Dealer Commissions..............
  Property Management Fees...............    35,675   34,321   35,257    8,596
  Due Diligence and Marketing Support
   Fee...................................       --       --       --       --
  Acquisition Fees.......................       --       --       --       --
  Asset Management Fees..................       --       --       --       --
  Real Estate Disposition Fees(1)........       --       --       --       --
                                           -------- -------- --------  -------
    Total historical.....................  $126,947 $121,643 $133,976  $33,961
Pro Forma Distributions to Be Paid to the
 General Partners Following the
 Acquisition:
  Cash Distributions on APF Shares.......       --       --       --       --
  Salary Compensation....................       --       --       --       --
                                           -------- -------- --------  -------
    Total pro forma......................       --       --       --       --
                                           ======== ======== ========  =======

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                              Quarter Ended
                                  Year Ended December 31,     March 31, 1999
                                  ------------------------ --------------------
                                  1994 1995 1996 1997 1998 Historical Pro Forma
                                  ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income........ $756 $821 $800 $751 $617    $166      $122
Distributions from Sales of
 Properties......................  --   --   --   --   --      --        --
Distributions from Return of
 Capital(1)......................  --    23   50   99  233      47        86
                                  ---- ---- ---- ---- ----    ----      ----
    Total........................ $756 $844 $850 $850 $850    $213      $208
                                  ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited
    Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of outstanding units of your Income

Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to the Income Funds if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. We believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

   .the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  . the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

  (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

  (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

  (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                                 Estimated
                                                                                Value of APF
                                Original                                           Shares
                            Limited Partner                                     per Average
                            Investments Less     GAAP                Going    $10,000 Original
                           any Distributions     Book  Liquidation  Concern   Limited Partner
                         of Sales Proceeds(/1/) Value  Value(/2/)  Value(/2/)    Investment
                         ---------------------- ------ ----------- ---------- ----------------
CNL Income Fund XIII,
 Ltd. ..................         10,000         $8,392   $8,672      $9,571        $9,605

--------

(1) Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.


                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement as well as state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition assuming only your Income Fund is acquired, we are expected to receive two material benefits. These benefits include:

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                    Estimated
                                                                 Gain/(Loss) per
                                                                 Average $10,000
                                                                    Original
                                                                 Limited Partner
                                                                 Investment(/1/)
                                                                 ---------------
CNL Income Fund XIII, Ltd. .....................................      $660

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between;

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares, and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your

Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units. Your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or
(20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      536,173 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,442,907)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (945,688)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (945,688)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,194,367)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income Acquisition
                        Combined    Fund XIII,  Pro Forma          Adjusted
                           APF         Ltd.    Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 830,000   $  11,767 (j)     $15,364,928
 Fees.............       1,256,304          0     (23,805)(k)       1,232,499
 Interest and
 Other Income.....       7,687,325      6,768           0           7,694,093
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790   $836,768   $ (12,038)        $24,291,520
 Expenses:
 General and
 Administrative...       4,669,012     61,898     (25,273)(l),(m)   4,705,637
 Management and
 Advisory Fees....               0      8,596     (8,596)(n)                0
 Fees to Related
 Parties..........          23,115          0           0              23,115
 Interest
 Expense..........       4,819,998          0           0           4,819,998
 State Taxes......         235,208     21,476       7,925 (o)         264,609
 Depreciation--
 Other............          65,819          0           0              65,819
 Depreciation--
 Property.........       1,898,278    103,347      32,619 (p)       2,034,244
 Amortization.....         543,541        494           0             544,035
 Transaction
 Costs............         125,926     33,181           0             159,107
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,380,897    228,992       6,675          12,616,564
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $11,085,893  $ 607,776   $ (18,713)        $11,674,956
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     60,227      (4,701)(q)          72,797
 Gain on Sale of
 Properties.......               0          0           0                   0
 Provision For
 Loss on
 Properties.......        (215,797)         0           0            (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,887,367    668,003     (23,414)         11,531,956
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                   0
                       ------------ ---------- ------------------ ------------
 Net
 Earnings(Losses)..    $10,887,367  $ 668,003   $ (23,414)        $11,531,956
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                    Property                                Historical    Historical
                                   Acquisition                                 CNL           CNL       Combining
                       Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF      Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513          29             542        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...            50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......      $ 41,269,740           0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............      $    548,862           0    $    548,862 $7,141,967   $5,457,493   $  1,969,339   (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564           0    $  1,083,564 $      --    $      --    $        --            0
Total assets....      $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,819,047(v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $ (420,370)(w),(x)
Total equity....      $657,085,021           0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,239,417(v1),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined    Fund XIII,   Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          47        n/a                      589
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a        0.17 $      n/a           $         0.25
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $      8.39 $      n/a           $        16.40
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $      0.21 $      n/a           $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...                 n/a         n/a        n/a                     3.26x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a   4,000,000        n/a                      n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a  1,921,042               45,418,443 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a  1,921,042               45,419,506
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     850,002        n/a           $   19,669,577 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         213        n/a           $          217 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $29,772,555 $8,242,852 (v2)      $  685,562,430
Mortgages/notes
receivable......      $  289,166,027 $       --  $        0           $  289,166,027
Receivables,
net.............      $   14,969,032 $    69,067 $  (20,964)(y)       $   15,017,135
Investment
in/due from
joint ventures..      $    1,083,564 $ 2,449,068 $1,161,279(v2)       $    4,693,911
Total assets....      $1,053,402,369 $34,518,383 $4,832,479 (v2),(y)  $1,092,753,231
Total
liabilities/minority
interest........         346,929,801 $   950,979 $  (20,964)(y)       $  347,859,816
Total equity....      $  706,472,568 $33,567,404 $4,853,443 (v2)      $  744,893,415

--------

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
       Total                                         $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income  $62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs  $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees                              $  (697,364)
       Administrative executive and guarantee fees     (290,036)
       Servicing fees                                  (257,767)
       Advisory fees                                    (63,393)
                                                    -----------
                                                    $(1,308,560)
                                                    ===========

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $536,173

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $11,767 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $ (8,596)
       Reimbursement of administrative costs   (15,209)
                                              --------
                                              $(23,805)
                                              ========

  (l) Represents the elimination of $15,209 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $10,064 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $8,596 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $7,925 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $32,619 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $4,701 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                         CNL Financial
                               Advisor   Services Group Income Fund      Total
                             ----------- -------------- ------------  ------------
     Shares Offered            3,800,000    2,350,000   1,921,042.35  8,071,042.35
     Exchange Value                  $20          $20            $20           $20
                             -----------  -----------   ------------  ------------
     Share Consideration     $76,000,000  $47,000,000   $ 38,420,847  $161,420,847
     Cash Consideration              --           --         441,000       441,000
     APF Transaction Costs     5,025,446    3,107,842      2,569,712    10,703,000
                             -----------  -----------   ------------  ------------
      Total Purchase Price   $81,025,446  $50,107,842   $ 41,431,559  $172,564,847
                             ===========  ===========   ============  ============
     Allocation of Purchase
      Price:
     Net Assets--Historical  $ 7,141,252  $10,006,878   $ 33,567,404  $ 50,715,534
     Purchase Price
      Adjustments:
      Land and buildings on
       operating leases                                    6,567,236     6,567,236
      Net investment in
       direct financing
       leases                                              1,675,616     1,567,616
      Investment in joint
       ventures                                            1,161,279     1,161,279
      Accrued rental income                               (1,480,032)   (1,480,032)
      Intangibles and other
       assets                              (2,792,876)       (59,944)   (2,852,820)
      Goodwill*                            42,893,840            --     42,893,840
      Excess purchase price   73,884,194          --             --     73,884,194
                             -----------  -----------   ------------  ------------
      Total Allocation       $81,025,446  $50,107,842   $ 41,431,559  $172,564,847
                             ===========  ===========   ============  ============

    --------

    * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,884,194 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,893,840 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

   1. Common Stock (CFA, CFS, CFC)--Class A                8,600
    Common Stock (CFA, CFS, CFC)--Class B                  4,825
    APIC (CFA, CFS, CFC)                              13,857,645
    Retained Earnings                                  3,277,060
    Accumulated distributions in excess of earnings   73,884,194
    Goodwill for CFC (Intangibles and other assets)   42,893,840
     CFC/CFS Org Costs/Other Assets                                2,792,876
     Cash to pay APF transaction costs                             8,133,288
     APF Common Stock                                                 61,500
     APF APIC                                                    122,938,500
    (To record acquisition of CFA, CFS and CFC)
   2.Partners Capital                                 33,567,404
    Land and buildings on operating leases             6,567,236
    Net investment in direct financing leases          1,675,616
    Investment in joint ventures                       1,161,279
     Accrued rental income                                         1,480,032
     Intangibles and other assets                                     59,944
     Cash to pay APF Transaction costs                             2,569,712
     Cash consideration to Income Funds                              441,000
     APF Common Stock                                                 19,210
     APF APIC                                                     38,401,637
    (To record acquisition of Income Fund)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Fund of $20,964 in related party payables recorded as receivables by the Advisor.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XIII, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XIII, Ltd." in this supplement.

                               Quarter Ended
                                 March 31,                          Year Ended December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Revenues (1)............  $   896,995 $   985,975  $3,482,210 $ 3,832,470 $ 3,795,754 $ 3,956,874  $3,679,212
Net income (2)..........      668,003     824,152   2,495,855   3,035,627   3,231,815   3,319,174   3,117,632
Cash distributions
 declared...............      850,002     850,002   3,400,008   3,400,008   3,400,008   3,375,011   3,025,009
Net income per unit (2).         0.17        0.20        0.62        0.75        0.80        0.82        0.77
Cash distributions
 declared per unit......         0.21        0.21        0.85        0.85        0.85        0.84        0.76
GAAP book value per
 unit...................         8.39        8.66        8.44        8.66        8.75        8.80        8.81
Weighted average number
 of Limited Partner
 units outstanding......    4,000,000   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000

                                 March 31,                               December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Total assets............  $34,518,383 $35,621,162 $34,687,493 $35,523,590 $35,945,070 $36,054,757 $36,145,882
Total partners' capital.   33,567,404  34,627,706 $33,749,403  34,653,556  35,017,937  35,186,130 $35,241,967

--------

(1) Revenues include equity in earnings of joint ventures and adjustments to accrued rental income due to the tenant of certain restaurant properties filing for bankruptcy.

(2) Net income for the year ended December 31, 1998, includes a provision for loss on building of $297,885. Net income for the year ended December 31, 1997, includes a loss on sale of land and direct financing lease of $48,538. Net income for the year ended December 31, 1996, includes a gain on sale of land of $82,855.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS OF CNL INCOME FUND XIII, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on September 25, 1992, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessees generally responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 47 restaurant properties which included two restaurant properties owned by joint ventures in which the Income Fund is a co-venturer and three restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 QuarterEnded March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $788,735 and $989,648 for the quarters ended March 31, 1999 and 1998, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily a result of changes in the Income Fund's working capital and changes in income and expenses as described in "Results of Operations" below.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $687,717 invested in such short-term investments, as compared to $766,859 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The funds remaining at March 31, 1999 will be used to pay distributions and other liabilities.

   Total liabilities of the Income Fund, including distributions payable, increased to $950,979 at March 31, 1999, from $938,090 at December 31, 1998. Liabilities at March 31, 1999, to the extent they exceed cash and cash equivalents at March 31, 1999, will be paid from future cash from operations, or in the event that we elect to make capital contributions or loans, from future general partner contributions or loans.

   In November 1998, the Income Fund entered into a new lease for the restaurant property located in Tampa, Florida, with a new tenant to operate the restaurant property as a Steak-N-Shake restaurant. In connection therewith, the Income Fund has agreed to fund up to $600,000 in conversion costs associated with this restaurant property. No amounts have been incurred as of March 31, 1999. In May 1999, the Income Fund entered into a new lease for the restaurant property in Philadelphia, Pennsylvania, with a new tenant to operate the restaurant property as an Arby's restaurant. In connection therewith, the Income Fund agreed to pay up to $975,000 in renovation costs. The Income Fund anticipates funding these renovation costs by entering into arrangements with certain of our affiliates or third parties. Under the arrangements, certain of our affiliates or third parties would contribute the proceeds to pay for the renovation costs in exchange for interests in the restaurant properties. As of May 13, 1999, the Income Fund has not entered into any such arrangements.

   Based primarily on cash from operations, and for the quarter ended March 31, 1999, anticipated future cash from operations, the Income Fund declared distributions to the Limited Partners of $850,002 for each of the quarters ended March 31, 1999 and 1998. This represents distributions of $0.21 per unit for each applicable quarter. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund's primary source of capital is cash from operations, (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,277,301, $3,273,557, $3,367,581 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in cash from operations during 1998, as compared to 1997, and the decrease in cash from operations during 1997 as compared to 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In November 1996, the Income Fund sold its restaurant property in Richmond, Virginia, to the tenant and received sales proceeds of $550,000, resulting in a gain of $82,855, for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in March 1994, and had a cost of approximately $415,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $134,600 in excess of its original purchase price. In January 1997, the Income Fund reinvested the net sales proceeds in a restaurant property located in Akron, Ohio, with one of our affiliates as tenants-in-common. In connection therewith, the Income Fund and the affiliate entered into an agreement whereby each co-venture will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 63.09% interest in this restaurant property. The sale of the restaurant property in Richmond, Virginia, and the reinvestment of the net sales proceeds in a restaurant property in Akron, Ohio, were structured to qualify as a like-kind exchange transaction in accordance with Section 1031 of the Internal Revenue Code. As a result, no gain was recognized for federal income tax purposes. Therefore, the Income Fund was not required to distribute any of the net sales proceeds from the sale of this restaurant property to Limited Partners for the purpose of paying federal and state income taxes.

   In October 1997, the Income Fund sold its restaurant property in Orlando, Florida, to a third party, for $953,371 and received net sales proceeds of $932,849, resulting in a loss of $48,538 for financial reporting purposes. In December 1997, the Income Fund reinvested the net sales proceeds in a restaurant property located in Miami, Florida, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 47.83% interest in this restaurant property.

   During the year ended December 31, 1997, the Income Fund loaned $196,980 to the former tenant of the Denny's restaurant property in Orlando, Florida in order to facilitate the sale of the restaurant property. Upon the sale of the restaurant property in October 1997, the Income Fund collected $127,843 of the amounts advanced and wrote off the balance of $69,137.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Rental income from the Income Fund restaurant properties is invested in money market accounts or other short-term highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $766,859 invested in such short-term investments as compared to $907,980 at December 31, 1997. The decrease in cash and cash equivalents during the year ended December 31, 1998, is primarily the result of an increase in rents due at December 31, 1998.

   During 1998, 1997, and 1996, certain of our affiliates incurred on behalf of the Income Fund $101,134, $87,870, and $97,819, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $22,529 and $6,791, respectively, to related parties for such amounts, accounting and administrative services and management fees. As of March 11, 1999, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, increased to $915,561 at December 31, 1998, from $863,243 at December 31, 1997, primarily as the result of an increase in rents paid in advance and deposits at December 31, 1998. Total liabilities for the year ended December 31, 1998, to the extent they exceed cash and cash equivalents, will be paid from future cash from operations. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   Based on current and future anticipated cash from operations, the Income Fund declared distributions to the Limited Partners of $3,400,008 for each of the years ended December 31, 1998, 1997, and 1996. This represents distributions of $0.85 per Unit for each of the years ended December 31, 1998, 1997 and 1996. No amounts distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   Due to low operating expenses and ongoing cash flows, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain additional reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working capital needs.

Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During each of the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased 42 wholly owned restaurant properties to operators of national and regional restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $789,395 and $835,550, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties. The decrease in rental and earned income is due to the fact that in June 1998, Long John Silver's, Inc. filed for bankruptcy and rejected the leases relating to three of the eight restaurant properties it leased and ceased making rental payments on the three rejected leases. The Income Fund has continued to receive rental payments relating to the leases not rejected by the tenant. During 1998, the Income Fund re-leased two of these restaurant properties to new tenants. Rental payments commenced in December 1998, for one lease and rental payments on the other lease are scheduled to commence during the second quarter of 1999. In addition, in May 1999, the Income Fund released the remaining vacant restaurant property to a new tenant, to renovate the restaurant property into an Arby's restaurant, as described above in "Liquidity and Capital Resources." While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, we cannot be sure that some or all of the leases will not be rejected in the future. The lost revenues resulting from the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Income Fund if the Income Fund is not able to re-lease these restaurant properties in a timely manner.

   During the quarter ended March 31, 1999 and 1998, the Income Fund also earned $40,605 and $65,923, respectively, in contingent rental income. The decrease in contingent rental income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily attributable to the fact that during the quarter ended March 31, 1998, the Income Fund recorded additional contingent rental amounts as a result of adjusting estimated contingent rental amounts accrued at December 31, 1997, to actual amounts.

   During the quarters ended March 31, 1999 and 1998, the Income Fund also owned and leased two restaurant properties indirectly through joint venture arrangements and three restaurant properties with certain of our affiliates as tenants-in-common. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $60,227 and $64,307, respectively, attributable to the net income earned by these joint ventures.

   During the quarter ended March 31, 1999, five of the Income Fund's lessees, Flagstar Enterprises, Inc., Long John Silver's, Inc., Golden Corral Corporation, Checkers Drive-In Restaurants, and Foodmaker, Inc. each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from restaurant properties owned by joint ventures and restaurant properties owned with affiliates of the general partners as tenants-in-common). As of March 31, 1999, Flagstar Enterprises, Inc. was the lessee under leases relating to 11 restaurants, Long John Silver's, Inc. was the lessee under leases relating to five restaurants (which excludes the one vacant restaurant for which Long John Silver's, Inc. rejected the lease as a result of filing for bankruptcy, as described above), Golden Corral Corporation was the lessee under leases relating to three restaurants, Checkers Drive-In Restaurants was the lessee under leases relating to eight restaurants, and Foodmaker, Inc. was the lessee under leases relating to five restaurants. As a result of Long John Silver's Inc. filing for bankruptcy in June 1998, as described above, it is anticipated that based on the minimum rental payments required by the leases, Flagstar Enterprises, Inc., Golden Corral Corporation, Checkers Drive-In Restaurants, and Foodmaker, Inc. each will continue to contribute more than 10% of the Income Fund's total rental and earned income. In addition, during the quarter ended March 31, 1999, six restaurant chains, Long John Silver's, Hardee's, Golden Corral, Jack in the Box, Checkers, and Burger King, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from restaurant properties owned by joint ventures and restaurant properties owned with affiliates as tenants-in-common). It is anticipated that Hardee's, Golden Corral, Jack in the Box, Checkers, and Burger King, each will continue to account for more than 10% of the total rental income under the terms of its leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $228,992 and $161,823 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is partially attributable to an increase in insurance and real estate tax expenses as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to three restaurant properties in June 1998, as described above. During 1998, the Income Fund entered into two leases, each with a new tenant for two of the three vacant restaurant properties, to operate the restaurant properties as a Lions Choice restaurant and a Steak-N-Shake restaurant. In addition, in May 1999, the Income Fund re-leased the remaining restaurant property to a new tenant to renovate the restaurant property into an Arby's restaurant, as described above in "Liquidity and Capital Resources." In accordance with the lease agreement, the new tenant of the Lions Choice restaurant property became responsible for real estate taxes, insurance and maintenance relating to this restaurant property during 1998. The Income Fund will continue to incur these expenses relating to the restaurant properties that are expected to be converted into a Steak-N-Shake and an Arby's, until the conversion of each restaurant property is completed, at which point each tenant will be responsible for these expenses under the terms of their individual leases. The Income Fund will also incur additional insurance and real estate tax expenses if one or more of the leases relating to the five restaurant properties still leased by Long John Silver's, Inc. are rejected. In addition, the increase in operating expenses is partially due to an increase in depreciation expense due to the fact that during 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and building on operating leases.

   In addition, the increase in operating expenses during the quarter ended March 31, 1999, is partially due to the fact that the Income Fund incurred $33,181 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources." If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes, and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

 The Years Ended December 31, 1998, 1997 and 1996

   During 1996, the Income Fund owned and leased 44 wholly-owned restaurant properties (including one restaurant property in Richmond, Virginia, which was sold in November 1996), during 1997, the Income Fund owned and leased 43 wholly-owned restaurant properties (including one restaurant property in Orlando, Florida, which was sold in October 1997), and during 1998, the Income Fund owned and leased 42 wholly-owned restaurant properties. During 1998, 1997, and 1996, the Income Fund was a co-venturer in two separate joint ventures that each owned and leased one restaurant property. In addition, during 1996, the Income Fund owned and leased one restaurant property, and during 1997 and 1998, owned and leased three restaurant properties, with certain of our affiliates as tenants-in-common. As of December 31, 1998, the Income Fund owned, either directly, as tenants-in-common with affiliates or through joint venture arrangements, 47 restaurant properties, which are subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $27,400 to $191,900. A majority of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years, the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $2,862,491, $3,347,609, and $3,376,286, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund. Rental and earned income decreased by approximately $211,400 during 1998, as compared to 1997, primarily due to the fact that in June 1998, Long John Silver's, Inc., filed for bankruptcy and rejected the leases relating to three of the eight restaurant properties it leased and ceased making rental payments on the three rejected leases, as described above. In conjunction with the three rejected leases, during the year ended December 31, 1998, the Income Fund wrote off approximately $307,400 of accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles).

   The decrease in rental and earned income during 1997, as compared to 1996, was partially attributable to a decrease of approximately $116,200 as a result of the fact that in February 1997, the former tenant of the Denny's restaurant property in Orlando, Florida, ceased making rental payments as a result of the former tenant vacating the restaurant property.

   The decrease in rental and earned income during 1997, as compared to 1996, was partially offset by the fact that the Income Fund established an allowance for doubtful accounts of approximately $15,300 and $85,400 during 1997 and 1996, respectively, for past due rental amounts relating to the Denny's restaurant property in Orlando, Florida, due to financial difficulties the tenant was experiencing. The decrease during 1997, as compared to 1996, was also offset by the fact that during 1996, the Income Fund established an allowance for doubtful accounts of approximately $72,700 for accrued rental income amounts previously recorded (due to the fact that future scheduled rent increased are recognized on a straight-line basis over the term of the lease in accordance with generally accepted accounting principles). No such allowance was recorded during 1997. The Income Fund sold this restaurant property in October 1997, and reinvested the net sales proceeds in a restaurant property in Miami, Florida, as tenants-in-common, with certain of our affiliates, as described above in "Liquidity and Capital Resources."

   In addition, the decrease in rental and earned income during 1997, as compared to 1996, is partially attributable to a decrease of approximately $46,200, due to the fact that the Income Fund sold its restaurant property in Richmond, Virginia, in November 1996. The Income Fund reinvested the net sales proceeds in a restaurant property located in Akron, Ohio, as tenants-in-common, with one of our affiliates, as described above in "Liquidity and Capital Resources."

   For the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $326,906, $287,751, and $299,495, respectively, in contingent rental income. The increase in contingent rental income during 1998, as compared to 1997, is primarily the result of the gross sales of four restaurant properties meeting the threshold during 1998, under the terms of their leases requiring payment of contingent rental income. The decrease in contingent rental income during 1997, as compared to 1996, is primarily the result of the Income Fund adjusting estimated contingent rental amounts accrued at December 31, 1996, to actual amounts during the year ended December 31, 1997.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $243,492, $150,417, and $60,654, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by these joint ventures during 1998, as compared to 1997, is primarily attributable to the fact that in December 1997, the Income Fund reinvested the net sales proceeds it received from the sale, in October 1997, of the restaurant property in Orlando, Florida, in a restaurant property located in Miami, Florida, with certain of our affiliates as tenants-in-common, as described above in "Liquidity and Capital Resources." The increase during 1997, as compared to 1996 is primarily attributable to the fact that in January 1997, the Income Fund reinvested the net sales proceeds from the sale of the restaurant property in Richmond, Virginia, in a restaurant property in Akron, Ohio, with one of our affiliates, as tenants-in-common as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, four of the Income Fund's lessees, Flagstar Enterprises, Inc., Long John Silver's, Inc., Golden Corral Corporation, and Foodmaker, Inc. each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from two restaurant properties owned by joint ventures and three restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1998, Flagstar Corporation was the lessee under leases relating to 11 restaurants, Long John Silver's, Inc. was the lessee under leases relating to five restaurants, (excluding three restaurants for which Long John Silver's, Inc. rejected the leases as a result of filing for bankruptcy, as described above), Golden Corral Corporation was the lessee under leases relating to three restaurants, and Foodmaker, Inc. was the lessee under leases relating to five restaurants. In addition, during the year ended December 31, 1998, five restaurant chains, Long John Silver's, Hardee's, Golden Corral, Jack in the Box, and Burger King, each accounted for more than 10% of the Income Fund's share of rental income (including the Income Fund's share of rental income from two restaurant properties owned by joint ventures and three restaurant properties owned with affiliates as tenants-in-common).

   Operating expenses, including depreciation and amortization expense, were $688,470, $748,305 and $646,794 for the years ended December 31, 1998, 1997, and 1996, respectively. The decrease in operating expenses during 1998, as compared to 1997, is partially attributable to, and the increase in operating expenses during 1997, as compared to 1996, is primarily the result of, the fact that during 1997, the Income Fund recorded bad debts expense of approximately $54,000 for rental amounts due from the former tenant of the Denny's restaurant property in Orlando, Florida, as a result of the fact that the former tenant ceased making rental payments. The Income Fund ceased collection efforts on rental amounts not collected from the tenant at the sale of the restaurant property in October 1997, as described above in "Liquidity and Capital Resources." In addition, during 1997 the Income Fund recorded bad debt expense of approximately $69,100 relating to the advances made to the former tenant of the Denny's restaurant property in Orlando, Florida, that were not recovered from the former tenant, as described above in "Liquidity and Capital Resources."

   The decrease in operating expenses during 1998, as compared to 1997, is partially offset by an increase in insurance and real estate tax expenses as a result of Long John Silver's Inc. filing for bankruptcy and rejecting the leases relating to three restaurant properties in June 1998, as described above. In addition, the decrease in operating expenses during 1998 is partially offset by an increase in depreciation expense due to the fact that during 1998, the Income Fund reclassified the three vacant restaurant properties from net investment in direct financing leases to land and building on operating leases.

   The decrease in operating expenses during 1998 is also partially offset by the fact that the Income Fund has incurred $23,291 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, the Income Fund recorded a provision for loss on building in the amount of $297,885 for financial purposes relating to one of the restaurant properties for which Long John Silver's, Inc. rejected the lease. The allowance represents the difference between the restaurant property's carrying value at December 31, 1998 and the current estimate of net realizable value at December 31, 1998 for the restaurant property. No such allowance was established during the years ended December 31, 1997 and 1996.

   As a result of the sale of the restaurant property in Orlando, Florida, as described above in "Liquidity and Capital Resources, " the Income Fund recognized a loss for financial reporting purposes of $48,538 for the year ended December 31, 1997. In addition, as a result of the sale of the restaurant property in Richmond, Virginia, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $82,855 for financial reporting purposes for the year ended December 31, 1996. No restaurant properties were sold during 1998.

   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that we Partners believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.



Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999, the Income Fund did not have any information or non-information technology systems. We and our affiliates provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and our affiliates formed a Year 2000 team for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and members from our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and restaurant property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be sure that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be sure that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be sure that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998.......   F-1
Condensed Statements of Income for the Quarters Ended March 31, 1999
 and 1998.................................................................   F-2
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998............................   F-3
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998.................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998............................................................   F-5
Report of Independent Accountants.........................................   F-8
Balance Sheets as of December 31, 1998 and 1997...........................   F-9
Statements of Income for the Years Ended December 31, 1998, 1997 and 1996.  F-10
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996............................................................  F-11
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996.....................................................................  F-12
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996.................................................................  F-13
Unaudited Pro Forma Financial Information.................................  F-23
Unaudited Pro Forma Balance Sheet as of March 31, 1999....................  F-24
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999.....................................................................  F-26
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998.....................................................................  F-28
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999.................................................................  F-30
Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998.................................................................  F-32
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements...............................................................  F-34

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,210,970 and $2,107,624
 and allowance for loss on building of $297,885 in
 1999 and 1998........................................  $22,842,012 $22,945,358
Net investment in direct financing leases.............    6,930,543   6,951,890
Investment in joint ventures..........................    2,449,068   2,451,336
Cash and cash equivalents.............................      687,717     766,859
Receivables, less allowance for doubtful accounts of
 $817 and $532........................................       69,067     121,119
Prepaid expenses......................................       24,630       8,453
Lease costs, less accumulated amortization of $436 in
 1999.................................................       35,314      17,875
Accrued rental income.................................    1,480,032   1,424,603
                                                        ----------- -----------
                                                        $34,518,383 $34,687,493
                                                        =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    38,589 $     4,068
Accrued and escrowed real estate taxes payable........       13,197       6,923
Distributions payable.................................      850,002     850,002
Due to related party..................................       20,964      22,529
Rents paid in advance and deposits....................       28,227      54,568
                                                        ----------- -----------
    Total liabilities.................................      950,979     938,090
Commitment (Note 4)
Partners' capital.....................................   33,567,404  33,749,403
                                                        ----------- -----------
                                                        $34,518,383 $34,687,493
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                               Quarter Ended
                                                                 March 31,
                                                            -------------------
                                                              1999      1998
                                                            --------- ---------
Revenues:
  Rental income from operating leases...................... $ 596,445 $ 618,515
  Earned income from direct financing leases...............   192,950   217,035
  Contingent rental income.................................    40,605    65,923
  Interest and other income................................     6,768    20,195
                                                            --------- ---------
                                                              836,768   921,668
                                                            --------- ---------
Expenses:
  General operating and administrative.....................    41,519    30,094
  Professional services....................................    12,039     8,405
  Management fees to related party.........................     8,596     8,953
  Real estate taxes........................................     8,340       --
  State and other taxes....................................    21,476    15,953
  Depreciation and amortization............................   103,841    98,418
  Transaction costs........................................    33,181       --
                                                            --------- ---------
                                                              228,992   161,823
                                                            --------- ---------
Income Before Equity in Earnings of Joint Ventures.........   607,776   759,845
Equity in Earnings of Joint Ventures.......................    60,227    64,307
                                                            --------- ---------
Net Income................................................. $ 668,003 $ 824,152
                                                            ========= =========
Allocation of Net Income:
  General partners......................................... $   6,680 $   8,242
  Limited partners.........................................   661,323   815,910
                                                            --------- ---------
                                                            $ 668,003 $ 824,152
                                                            ========= =========
Net Income Per Limited Partner Unit........................ $    0.17 $    0.20
                                                            ========= =========
Weighted Average Number of Limited Partner Units Outstand-
 ing....................................................... 4,000,000 4,000,000
                                                            ========= =========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   163,874  $   137,207
  Net income........................................        6,680       26,667
                                                      -----------  -----------
                                                          170,554      163,874
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   33,585,529   34,516,349
  Net income........................................      661,323    2,469,188
  Distributions ($0.21 and $0.85 per limited partner
   unit, respectively)..............................     (850,002)  (3,400,008)
                                                      -----------  -----------
                                                       33,396,850   33,585,529
                                                      -----------  -----------
Total partners' capital.............................  $33,567,404  $33,749,403
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                              Quarter Ended
                                                                March 31,
                                                           --------------------
                                                             1999       1998
                                                           --------  ----------
Increase (Decrease) in Cash and Cash Equivalents
  Net Cash Provided by Operating Activities............... $788,735  $  989,648
                                                           --------  ----------
  Cash Flows from Investing Activities:
    Payment of lease costs................................  (17,875)        --
                                                           --------  ----------
      Net cash used in investing activities...............  (17,875)        --
                                                           --------  ----------
  Cash Flows from Financing Activities:
    Distributions to limited partners..................... (850,002)   (850,002)
                                                           --------  ----------
      Net cash used in financing activities............... (850,002)   (850,002)
                                                           --------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents......  (79,142)    139,646
Cash and Cash Equivalents at Beginning of Quarter.........  766,859     907,980
                                                           --------  ----------
Cash and Cash Equivalents at End of Quarter............... $687,717  $1,047,626
                                                           ========  ==========
Supplemental Schedule of Non-Cash Financing Activities:
  Distributions declared and unpaid at end of quarter..... $850,002  $  850,002
                                                           ========  ==========

         See accompanying notes to condensed financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XIII, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates of the general partners) for each of the quarters ended March 31:

                                                                1999     1998
                                                              -------- --------
   Flagstar Enterprises, Inc. (and Denny's Inc. and Quincy's
    Inc. for the quarter ended March 31, 1998...............  $162,021 $186,036
   Golden Corral Corporation................................   130,435  133,150
   Foodmaker, Inc. .........................................   113,223  113,418
   Long John Silver's, Inc. ................................   105,362  188,672
   Checkers Drive-In Restaurants, Inc. .....................    91,622      N/A

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates of the general partners) for each of the quarters ended March 31:

                                                                1999     1998
                                                              -------- --------
   Hardee's.................................................. $162,021 $162,498
   Golden Corral Family Steakhouse Restaurants...............  130,435  133,150
   Jack in the Box...........................................  113,223  113,418
   Long John Silver's........................................  105,362  188,672
   Burger King...............................................  100,140  120,595
   Checkers Drive-In Restaurants.............................   91,622      N/A

   The information denoted by N/A indicates that for each period presented, the tenant or the chain did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

   In June 1998, Long John Silver's, Inc. filed for bankruptcy and rejected the leases relating to three of the eight properties it leased and ceased making rental payments to the Partnership on the three rejected leases. During 1998, the Partnership entered into new leases for two of the three properties with new tenants, one for which rent commenced in December 1998 and one for which rental income is expected to commence subsequent to March 31, 1999, pending renovations to the property by the tenant. In addition, in May 1999, the Partnership re-leased the remaining rejected lease property to a new tenant (See Note 5). While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Partnership if the Partnership is not able to re-lease these properties in a timely manner.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,886,185 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $38,283,180 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the Properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were recently filed, it is premature to further comment on the lawsuit at this time.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

4. Commitment:

   In November 1998, the Partnership entered into a new lease for the property in Tampa, Florida, with a new tenant to operate the property as a Steak-N-Shake restaurant. In connection therewith, the Partnership agreed to pay up to $600,000 in renovation costs, none of which had been incurred as of March 31, 1999.

5. Subsequent Event:

   In May 1999, the Partnership entered into a new lease for the property in Philadelphia, Pennsylvania, with a new tenant to operate the property as an Arby's restaurant. In connection therewith, the Partnership agreed to pay up to $975,000 in renovation costs.

6. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 1,943,093 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XIII, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XIII, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

February 1, 1999, except for Note 11

 for which the date is March 11, 1999 and Note 12 for which the date is June 3, 1999

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                          December 31,
                                                     -----------------------
                                                        1998        1997
                                                     ----------- -----------
                      ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building..........................................  $22,945,358 $22,788,618
Net investment in direct financing leases..........    6,951,890    7,910,470
Investment in joint ventures.......................    2,451,336    2,457,810
Cash and cash equivalents..........................      766,859       907,980
Receivables, less allowance for doubtful accounts
 of $532 in 1998...................................      121,119        23,946
Prepaid expenses...................................        8,453        10,368
Lease costs........................................       17,875             --
Organization costs, less accumulated amortization
 of $10,000 and $9,422.............................          --              578
Accrued rental income..............................    1,424,603    1,423,820
                                                     ----------- -----------
                                                     $34,687,493 $35,523,590
                                                     =========== ===========
         LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................  $     4,068 $     7,671
Accrued and escrowed real estate taxes payable.....        6,923             --
Distributions payable..............................      850,002       850,002
Due to related parties.............................       22,529          6,791
Rents paid in advance and deposits.................       54,568          5,570
    Total liabilities..............................      938,090     870,034
Commitment (Note 10)
Partners' capital..................................   33,749,403   34,653,556
                                                     ----------- -----------
                                                     $34,687,493 $35,523,590
                                                     =========== ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ----------------------------------
                                                1998        1997        1996
                                             ----------  ----------  ----------
Revenues:
  Rental income from operating leases....... $2,404,934  $2,371,062  $2,477,156
  Adjustments to accrued rental income......   (307,405)        --          --
  Earned income from direct financing
   leases...................................    764,962     976,547     899,130
  Contingent rental income..................    326,906     287,751     299,495
  Interest and other income.................     49,321      46,693      59,319
                                             ----------  ----------  ----------
                                              3,238,718   3,682,053   3,735,100
                                             ----------  ----------  ----------
Expenses:
  General operating and administrative......    150,239     152,918     156,466
  Bad debt expense..........................        --      123,071         --
  Professional services.....................     26,869      25,595      33,746
  Management fees to related party..........     35,257      34,321      35,675
  Real estate taxes.........................     13,989         --       10,680
  State and other taxes.....................     16,172      18,301      16,793
  Depreciation and amortization.............    422,653     394,099     393,434
  Transaction costs.........................     23,291         --          --
                                             ----------  ----------  ----------
                                                688,470     748,305     646,794
                                             ----------  ----------  ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain (Loss) on Sale of Land,
 Buildings and Investment in Direct
 Financing Lease, and Provision for Loss on
 Building...................................  2,550,248   2,933,748   3,088,306
Equity in Earnings of Joint Ventures........    243,492     150,417      60,654
Gain (Loss) on Sale of Land, Buildings and
 Investment in Direct Financing Lease.......        --      (48,538)     82,855
Provision for Loss on Building..............   (297,885)        --          --
                                             ----------  ----------  ----------
Net Income.................................. $2,495,855  $3,035,627  $3,231,815
                                             ==========  ==========  ==========
Allocation of Net Income:
  General partners.......................... $   26,667  $   30,690  $   31,490
  Limited partners..........................  2,469,188   3,004,937   3,200,325
                                             ----------  ----------  ----------
                                             $2,495,855  $3,035,627  $3,231,815
                                             ==========  ==========  ==========
Net Income Per Limited Partner Unit......... $     0.62  $     0.75  $     0.80
                                             ==========  ==========  ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,000,000   4,000,000   4,000,000
                                             ==========  ==========  ==========

              See accompanying notes to financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                     Limited Partners
                          ---------------------- ----------------------------------------------------
                                        Accumu-                                 Accumu-
                                         lated                                   lated    Syndication
                          Contributions Earnings Contributions Distributions   Earnings      Costs        Total
                          ------------- -------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................     $1,000     $ 74,027  $40,000,000  $ (7,528,384)  $ 7,304,656 $(4,665,169) $35,186,130
 Distribution to limited
  partners ($0.85 per
  limited partner
  unit).................        --           --           --     (3,400,008)          --          --    (3,400,008)
 Net income.............        --        31,490          --            --      3,200,325         --     3,231,815
                             ------     --------  -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000      105,517   40,000,000   (10,928,392)   10,504,981  (4,665,169)  35,017,937
 Distribution to limited
  partners ($0.85 per
  limited partner
  unit).................        --           --           --     (3,400,008)          --          --    (3,400,008)
 Net income.............        --        30,690          --            --      3,004,937         --     3,035,627
                             ------     --------  -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................      1,000      136,207   40,000,000   (14,328,400)   13,509,918  (4,665,169)  34,653,556
 Distribution to limited
  partners ($0.85 per
  limited partner
  unit).................        --           --           --     (3,400,008)          --          --    (3,400,008)
 Net income.............        --        26,667          --            --      2,469,188         --     2,495,855
                             ------     --------  -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................     $1,000     $162,874  $40,000,000  $(17,728,408)  $15,979,106 $(4,665,169) $33,749,403
                             ======     ========  ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows from Operating Activities:
  Cash received from tenants............  $ 3,235,985  $ 3,329,633  $ 3,476,985
  Distributions from joint ventures.....      250,270      151,322       93,700
  Cash paid for expenses................     (245,273)    (236,793)    (251,454)
  Interest received.....................       36,319       29,395       48,350
                                          -----------  -----------  -----------
    Net cash provided by operating
     activities.........................    3,277,301    3,273,557    3,367,581
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
  Proceeds from sale of land and
   building.............................          --       932,849      550,000
  Advances to tenant....................          --      (196,980)         --
  Repayment of advances.................          --       127,843          --
  Investment in joint ventures..........         (539)  (1,482,849)         --
  Payment of lease costs................      (17,875)         --           --
  Decrease (increase) in restricted
   cash.................................          --       550,000     (550,000)
                                          -----------  -----------  -----------
    Net cash used in investing
     activities.........................      (18,414)     (69,137)         --
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
  Distributions to limited partners.....   (3,400,008)  (3,400,008)  (3,400,008)
                                          -----------  -----------  -----------
    Net cash used in financing
     activities.........................   (3,400,008)  (3,400,008)  (3,400,008)
                                          -----------  -----------  -----------
Net Decrease in Cash and Cash
 Equivalents............................     (141,121)    (195,588)     (32,427)
Cash and Cash Equivalents at Beginning
 of Year................................      907,980    1,103,568    1,135,995
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $   766,859  $   907,980  $ 1,103,568
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 2,495,855  $ 3,035,627  $ 3,231,815
                                          -----------  -----------  -----------
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Bad debt expense....................          --       123,071          --
    Depreciation........................      421,840      391,434      391,434
    Amortization........................          637        2,665        2,000
    Equity in earnings of joint
     ventures, net of distributions.....        6,954          905       33,046
    Loss (gain) on sale of land and
     building...........................          --        48,538      (82,855)
    Provision for loss on building......      297,885          --           --
    Decrease (increase) in receivables..      (97,173)      23,845      (28,034)
    Decrease in net investment in direct
     financing leases...................       82,115       84,646       80,214
    Increase (decrease) in prepaid
     expenses...........................        1,915       (1,225)      (5,005)
    Increase in accrued rental income...         (783)    (378,850)    (313,540)
    Increase (decrease) in accounts
     payable and accrued expenses.......        3,320      (12,761)      12,137
    Increase (decrease) in due to
     related parties....................       15,738        4,197       (4,773)
    Increase (decrease) in rents paid in
     advance and deposits...............       48,998      (48,535)      51,142
                                          -----------  -----------  -----------
      Total adjustments.................      781,446      237,930      135,766
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,277,301  $ 3,273,557  $ 3,367,581
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
  Distributions declared and unpaid at
   December 31..........................  $   850,002  $   850,002  $   850,002
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XIII, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' estimate of net cash flows expected to be generated from its properties and the need for asset impairment write-downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables and

                        CNL INCOME FUND XIII, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

accrued rental income, and to decrease rental or other income for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its interest in Attalla Joint Venture and Salem Joint Venture, and a property in Arvada, Colorado, a property in Akron, Ohio, and a property in Miami, Florida, for which each property is held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs were amortized over five years using the straight-line method.

   Lease Costs--Lease incentive costs and brokerage and legal fees associated with negotiating new leases are amortized over the term of the new lease using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land or land and buildings to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Land............................................ $12,742,897  $12,742,897
      Buildings.......................................  12,607,970   11,743,041
                                                       -----------  -----------
                                                        25,350,867   24,485,938
      Less accumulated depreciation...................  (2,107,624)  (1,697,320)
                                                       -----------  -----------
                                                        23,243,243   22,788,618
                                                       -----------  -----------
      Less allowance for loss on building.............    (297,885)         --
                                                       -----------  -----------
                                                       $22,945,358  $22,788,618
                                                       ===========  ===========

   In October 1997, the Partnership sold its property in Orlando, Florida, to a third party for $953,371 and received net sales proceeds of $932,849, resulting in a loss of $48,538 for financial reporting purposes. In December 1997, the Partnership reinvested the net sales proceeds in a property located in Miami, Florida, as tenants-in-common, with affiliates of the general partners (see
Note 5).

   At December 31, 1998, the Partnership established an allowance for loss on building of $297,885, relating to one property in Philadelphia, Pennsylvania. The tenant of this property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the property at December 31, 1998, and the current estimate of net realizable value for this property.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $783 (net of $307,405 in write-offs), $378,850, and $313,540, respectively, of such rental income.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,188,225
      2000..........................................................   2,179,331
      2001..........................................................   2,190,526
      2002..........................................................   2,220,532
      2003..........................................................   2,257,154
      Thereafter....................................................  20,981,325
                                                                     -----------
                                                                     $32,017,093
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Minimum lease payments receivable............... $13,789,643  $15,747,868
      Estimated residual values.......................   2,344,575    2,582,058
      Less unearned income............................  (9,182,328) (10,419,456)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 6,951,890  $ 7,910,470
                                                       ===========  ===========

   In October 1997, the Partnership sold its property in Orlando, Florida, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payment receivable and estimated residual value) and unearned income relating to this property were removed from the accounts and the loss from the sale relating to the land portion of the property and the net investment in direct financing lease was reflected in income (Note 3).

   In June 1998, three of the Partnership's leases with Long John Silver's, Inc., were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying value. No loss on termination of direct financing leases was recorded for financial reporting purposes.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

      1999.......................................................... $   857,997
      2000..........................................................     857,997
      2001..........................................................     870,737
      2002..........................................................     888,571
      2003..........................................................     889,113
      Thereafter....................................................   9,425,228
                                                                     -----------
                                                                     $13,789,643
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

5. Investment in Joint Ventures:

   The Partnership has a 50 percent and a 27.8% interest in the profits and losses of Attalla Joint Venture and Salem Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   The Partnership also owns a property in Arvada, Colorado, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. As of December 31, 1998, the Partnership owned a 66.13% interest in this property.

   In January 1997, the Partnership used the net sales proceeds from the 1996 sale of the property in Richmond, Virginia, to acquire a property in Akron, Ohio, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 63.09% interest in this property.

   In addition, in December 1997, the Partnership acquired a property in Miami, Florida, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures. As of December 31, 1998, the Partnership owned a 47.83% interest in this property.

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Attalla Joint Venture and Salem Joint Venture and the Partnership and affiliates, as tenants-in-common in three separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants. The following presents the combined, condensed financial information for the joint ventures and the properties held as tenants-in-common with affiliates at December 31:

                                                            1998       1997
                                                         ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation......................... $4,174,420 $4,256,861
      Net investment in direct financing leases.........    360,790    364,479
      Cash..............................................     19,083     18,729
      Receivables.......................................        546        --
      Prepaid expenses..................................        454        380
      Accrued rental income.............................    182,217    106,653
      Liabilities.......................................     16,028     15,653
      Partners' capital.................................  4,721,482  4,731,449
      Revenues..........................................    569,719    347,971
      Net income........................................    476,700    285,922

   The Partnership recognized income totalling $243,492, $150,417, and $60,654 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures and the properties held as tenants-in-common with affiliates.

6. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sale of properties, not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from the sale of a property, not in liquidation of the Partnership, is in general, allocated in the same manner as net sales proceeds will be distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,400,008. No distributions have been made to the general partners to date.

7. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
   Net income for financial reporting
    purposes...............................  $2,495,855  $3,035,627  $3,231,815
   Depreciation for tax reporting purposes
    in excess of depreciation for financial
    reporting purposes.....................     (59,127)   (100,696)   (103,634)
   Direct financing leases recorded as
    operating leases for tax reporting
    purposes...............................      82,115      84,646      80,214
   Capitalization of transaction costs for
    tax reporting purposes.................      23,291         --          --
   Equity in earnings of joint ventures for
    tax reporting purposes in excess of
    (less than) equity in earnings of joint
    ventures for financial reporting
    purposes...............................     (27,118)    (19,727)      6,819
   Gain on sale of property for financial
    reporting purposes, deferred for tax
    reporting purposes.....................         --          --      (82,855)
   Loss on sale of property for financial
    reporting purposes in excess of loss
    for tax reporting purposes.............         --       38,823         --
   Allowance for loss on building..........     297,885         --          --
   Allowance for doubtful accounts.........         532    (150,734)    102,198
   Accrued rental income...................        (783)   (378,850)   (313,540)
   Rents paid in advance...................      38,165     (48,535)     51,142
                                             ----------  ----------  ----------
   Net income for federal income tax
    purposes...............................  $2,850,815  $2,460,554  $2,972,159
                                             ==========  ==========  ==========

8. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures and the property held as tenants-in-common with an affiliate. The management fee, which will not

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $35,257, $34,321, and $35,675 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 10% Preferred Return, plus their adjusted capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. For the years ended December 31, 1998, 1997, and 1996, the expenses incurred for these services were $98,719, $87,322, and $91,272, respectively.

   During 1997, the Partnership and an affiliate of the general partners acquired a property in Akron, Ohio, as tenants-in-common for a purchase price of $872,625 (of which the Partnership contributed $550,000 or 63.03%) from CNL BB Corp., also an affiliate of the general partners. CNL BB Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership and the affiliate, as tenants-in-common. The purchase price paid by the Partnership and the affiliate represented the costs incurred by CNL BB Corp. to acquire and carry the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997, totalled $22,529, and $6,791, respectively.

9. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Flagstar Enterprises, Inc..................... $649,525 $744,199 $765,109
      Long John Silver's, Inc. .....................  571,066  759,064  764,565
      Golden Corral Corporation.....................  542,900  536,886  539,568
      Foodmaker, Inc. ..............................  458,690  450,816  450,393
      Checkers Drive-In Restaurants, Inc............      N/A      N/A  412,422

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                        1998     1997     1996
                                                      -------- -------- --------
      Hardee's....................................... $649,525 $649,762 $670,249
      Long John Silver's.............................  571,066  759,064  764,565
      Golden Corral Family Steakhouse Restaurants....  542,900  536,886  539,568
      Burger King....................................  497,670  484,111  431,280
      Jack in the Box................................  458,690  450,816  450,393
      Checkers Drive-In Restaurants..................      N/A      N/A  412,422

   The information denoted by N/A indicates that for each period presented, the tenant and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

   In June 1998, Long John Silver's, Inc. filed for bankruptcy and rejected the leases relating to three of the eight Properties it leased and ceased making rental payments to the Partnership. During 1998, the Partnership entered into a new lease for two of the three properties with new tenants. The general partners are currently seeking either a new tenant or a purchaser for the remaining property. The Partnership will not recognize rental and earned income from this property until a new tenant is located or until the property is sold and the proceeds from such sale is reinvested in an additional property. While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the vacant property, and the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Partnership if the Partnership is unable to re-lease these properties in a timely manner.

10. Commitment:

   In November 1998, the Partnership entered into a new lease for the property in Tampa, Florida, with a new tenant to operate the property as a Steak-N-Shake restaurant. In connection therewith, the Partnership agreed to pay up to $600,000 in renovation costs, none of which were incurred as of the year ended December 31, 1998.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,886,185 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger

                        CNL INCOME FUND XIII, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $38,283,180 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 1,943,093 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                          Property                                  Historical
                                        Acquisition                                    CNL
                           Historical    Pro Forma                     Historical   Financial
                              APF       Adjustments        Subtotal     Advisor   Services, Inc.
                          ------------  ------------     ------------  ---------- --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........   475,787,661   58,749,637 (A)   534,537,298           0            0
Net Investment in Direct
 Financing Leases.......   123,270,117            0       123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740            0        41,269,740           0            0
Other Investments.......    16,199,792            0        16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564            0         1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)    10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0         2,007,278           0            0
Receivables (net
 allowances)/Due from
 Related Party..........       548,862            0           548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334            0         5,007,334           0            0
Other Assets............     7,723,678            0         7,723,678     490,141      298,498
Goodwill................             0            0                 0           0            0
                          ------------  -----------      ------------  ----------   ----------
 Total Assets...........  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406
                          ============  ===========      ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $         0      $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs Payable..........    10,172,169            0        10,172,169           0            0
Distributions Payable...             0            0                 0     119,808            0
Due to Related Parties..       148,629            0           148,629           0      563,724
Income Tax Payable......             0            0                 0           0            0
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)    67,806,518     386,229            0
Deferred Income.........     2,052,530            0         2,052,530           0            0
Rents Paid in Advance...     1,340,636            0         1,340,636           0            0
Minority Interest.......       280,970            0           280,970           0            0
Common Stock............       373,483            0           373,483           0            0
Common Stock--Class A...             0            0                 0       6,400        2,000
Common Stock--Class B...             0            0                 0       3,600          724
Additional Paid-in-
 capital................   670,005,177            0       670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0       (13,293,639)  2,514,205      134,080
Partners Capital........             0            0                 0           0            0
                          ------------  -----------      ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518      $742,350,663  $8,223,820   $6,308,406
                          ============  ===========      ============  ==========   ==========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                           Historical                                    Historical
                              CNL       Combining                        CNL Income
                           Financial    Pro Forma           Combined     Fund XIII,   Pro Forma         Adjusted
                             Corp.     Adjustments            APF           Ltd.     Adjustments       Pro Forma
                          ------------ ------------      --------------  ----------- -----------     --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298   22,842,012   6,567,236 B2     563,946,546
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117    6,930,543   1,675,616 B2     131,876,276
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027          --            0        289,166,027
Other Investments.......     6,353,482            0          22,553,274            0           0         22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564    2,449,068   1,161,279 B2       4,693,911
Cash and Cash
 Equivalents............     4,896,688   (8,133,288)(B1)      8,610,527      687,717  (2,569,712) B2      6,287,532
                                                                                        (441,000) B2
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521          --            0          2,860,521
Receivables (net
 allowances)/Due from
 Related Party..........     1,969,339     (148,629)(C)      14,969,032       69,067     (20,964) E      15,017,135
Accrued Rental Income...             0            0           5,007,334    1,480,032  (1,480,032) B2      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835       59,944     (59,944) B2      8,450,835
Goodwill................             0   42,893,840 (B1)     42,893,840            0           0         42,893,840
                          ------------ ------------      --------------  ----------- -----------     --------------
 Total Assets...........  $264,700,433 $ 31,819,047      $1,053,402,369  $34,518,383 $ 4,832,479     $1,092,753,231
                          ============ ============      ==============  =========== ===========     ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055  $    51,786 $         0     $    6,010,841
Accrued Construction
 Costs Payable..........             0            0          10,172,169            0           0         10,172,169
Distributions Payable...             0            0             119,808      850,002           0            969,810
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405       20,964     (20,964) E      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0            0           0                  0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228            0           0        295,130,228
Deferred Income.........             0            0           2,052,530            0           0          2,052,530
Rents Paid in Advance...             0            0           1,340,636       28,227           0          1,368,863
Minority Interest.......             0            0             280,970            0           0            280,970
Common Stock............             0       61,500 (B1)        808,469            0      19,210 B2         827,679
Common Stock--Class A...           200       (8,600)(B1)              0            0           0                  0
Common Stock--Class B...           501       (4,825)(B1)              0            0           0                  0
Additional Paid-in-
 capital................     3,937,095  122,938,500(B1)     792,570,191            0  38,401,637 B2     830,971,828
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (86,906,092)           0           0        (86,906,092)
                                        (73,884,194)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0   33,567,404 (33,567,404) B2              0
                          ------------ ------------      --------------  ----------- -----------     --------------
 Total Liabilities and
  Equity................  $264,700,433 $ 31,819,047      $1,053,402,369  $34,518,383 $ 4,832,479     $1,092,753,231
                          ============ ============      ==============  =========== ===========     ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                         Property                                             Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  ------------   -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008   $2,339,153(a) $14,523,161  $        0    $        0   $        0
 Fees...................            0            0              0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763            0      2,214,763      47,213       129,362    5,233,919
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771   $2,339,153    $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269            0      1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364            0        697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0            0              0      23,326       292,575            0
 Interest Expense.......            0            0              0      50,730             0    4,769,268
 State Taxes............      235,208            0        235,208           0             0            0
 Depreciation--Other....            0            0              0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813      349,465(a)   1,898,278           0             0            0
 Amortization...........        7,368            0          7,368           0             0            0
 Transaction Costs......      125,926            0        125,926           0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948      349,465      4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $10,688,823   $1,989,688    $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271            0         17,271           0             0            0
 Gain on Sale of
  Properties............            0            0              0           0             0            0
 Provision For Loss on
  Properties............     (215,797)           0       (215,797)          0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   10,490,297    1,989,688     12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0     127,496        48,017       73,166
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297   $1,989,688    $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========   ==========    ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........        50.03x         n/a            n/a         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401          n/a     37,347,401         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464          n/a     37,348,464         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining                         Historical
                           Pro Forma           Combined      CNL Income     Pro Forma           Adjusted
                          Adjustments             APF      Fund XIII, Ltd. Adjustments         Pro Forma
                          -----------         -----------  --------------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161     $ 830,000     $  11,767 (j)     $ 15,364,928
 Fees...................   (2,450,663)(b),(c)   1,256,304             0       (23,805)(k)        1,232,499
 Interest and Other
  Income................       62,068 (d)       7,687,325         6,768             0            7,694,093
                          -----------         -----------     ---------     ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790     $ 836,768     $ (12,038)        $ 24,291,520
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012        61,898       (25,273)(l),(m)    4,705,637
 Management and Advisory
  Fees..................   (1,308,560)(f)               0         8,596        (8,596)(n)                0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115             0             0               23,115
 Interest Expense.......            0           4,819,998             0             0            4,819,998
 State Taxes............            0             235,208        21,476         7,925 (o)          264,609
 Depreciation--Other....            0              65,819             0             0               65,819
 Depreciation--
  Property..............            0           1,898,278       103,347        32,619 (p)        2,034,244
 Amortization...........      536,173 (h)         543,541           494             0              544,035
 Transaction Costs......            0             125,926        33,181             0              159,107
                          -----------         -----------     ---------     ---------         ------------
 Total Expenses.........   (1,442,907)         12,380,897       228,992         6,675           12,616,564
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $  (945,688)        $11,085,893     $ 607,776     $ (18,713)        $ 11,674,956
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271        60,227        (4,701)(q)           72,797
 Gain on Sale of
  Properties............            0                   0             0             0                    0
 Provision For Loss on
  Properties............            0            (215,797)            0             0             (215,797)
                          -----------         -----------     ---------     ---------         ------------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........     (945,688)         10,887,367       668,003       (23,414)          11,531,956
 Benefit/(Provision) for
  Federal Income
  Taxes.................     (248,679)(i)               0             0             0                    0
                          -----------         -----------     ---------     ---------         ------------
Net Earnings (Losses)...  $(1,194,367)        $10,887,367     $ 668,003     $ (23,414)        $ 11,531,956
                          ===========         ===========     =========     =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a     $    0.17     $     n/a         $       0.25
                          ===========         ===========     =========     =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a     $    8.39     $     n/a         $      16.40
                          ===========         ===========     =========     =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a     $    0.21     $     n/a         $        n/a
                          ===========         ===========     =========     =========         ============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a           n/a           n/a                 3.26x
                          ===========         ===========     =========     =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a     4,000,000           n/a                  n/a
                          ===========         ===========     =========     =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401           n/a     1,921,042           45,418,443 (r)
                          ===========         ===========     =========     =========         ============
Shares Outstanding......    6,150,000          43,498,464           n/a     1,921,042           45,419,506
                          ===========         ===========     =========     =========         ============
Calculation of Pro Forma
 Distributions:                                                                                          0
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                      $(22,902,318)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                        42,571,895
                                                                                              ------------
Adjusted Pro Forma
 Distributions Declared:                                                                      $ 19,669,577 (s)
                                                                                              ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                      $908,368,867 (t)
                                                                                              ============
Pro Forma Cash
 Distributions Declared
 per
 $10,000 Investment.....                                                                      $        217 (u)
                                                                                              ============

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                         Property                                               Historical
                                       Acquisition                               Historical CNL     CNL
                          Historical    Pro Forma                   Historical     Financial     Financial
                              APF      Adjustments      Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  ------------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a)  $55,049,526  $         0    $        0   $         0
 Fees...................            0            0               0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0       9,057,376      145,016       574,078    22,238,311
                          -----------  -----------     -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865     $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0       2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0       1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0               0    1,247,278     1,773,406             0
 Interest Expense.......            0            0               0      148,415             0    21,350,174
 State Taxes............      548,320            0         548,320       19,126             0             0
 Depreciation--Other....            0            0               0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)    6,931,658            0             0             0
 Amortization...........       11,808            0          11,808       57,077             0        95,116
 Transaction Costs......      157,054            0         157,054            0             0             0
                          -----------  -----------     -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368      12,298,325   11,435,228     7,966,916    25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497     $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0         (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0               0            0             0             0
 Gain on
  Securitization........            0            0               0            0             0     3,694,351
 Other Expenses.........            0            0               0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0        (611,534)           0             0             0
                          -----------  -----------     -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   32,152,408   19,030,497      51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0               0   (6,957,472)      305,641      (246,603)
                          -----------  -----------     -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497     $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========     ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a     $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a     $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a     $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........        79.97x         n/a             n/a          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a             n/a          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,569,350      34,217,569          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757      37,372,684          n/a           n/a           n/a
                          ===========  ===========     ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                         Combining                          Historical
                                         Pro Forma            Combined      CNL Income     Pro Forma            Adjusted
                                        Adjustments              APF      Fund XIII, Ltd. Adjustments          Pro Forma
                                        ------------         -----------  --------------- -----------         ------------
Revenues:
 Rental and Earned Income.............  $          0         $55,049,526    $3,189,397        47,069 (j)      $ 58,285,992
 Fees.................................   (32,715,768)(b),(c)   3,226,263             0       (69,563) (k)        3,156,700
 Interest and Other Income............       207,144 (d)      32,221,925        49,321             0            32,271,246
                                        ------------         -----------    ----------     ---------          ------------
 Total Revenue........................  $(32,508,624)        $90,497,714    $3,238,718     $ (22,494)         $ 93,713,938
Expenses:
 General and Administrative...........    (4,241,719)(e)      15,939,556       191,097       (76,253) (l),(m)   16,054,400
 Management and Advisory Fees.........    (4,658,434)(f)               0        35,257       (35,257) (n)                0
 Fees to Related Parties..............    (2,161,897)(g)         858,787             0             0               858,787
 Interest Expense.....................             0          21,498,589             0             0            21,498,589
 State Taxes..........................             0             567,446        16,172        11,948 (o)           595,566
 Depreciation--Other..................             0             199,157             0             0               199,157
 Depreciation--Property...............      (340,898)(r)       6,590,760       421,840       130,478 (p)         7,143,078
 Amortization.........................     2,144,692 (h)       2,308,693           813             0             2,309,506
 Transaction Costs....................             0             157,054        23,291             0               180,345
                                        ------------         -----------    ----------     ---------          ------------
 Total Expenses.......................    (9,258,256)         48,120,042       688,470        30,916            48,839,428
Operating Earnings (Losses) Before
 Equity in Earnings of Joint
 Ventures/Minority Interests, Gain on
 Sale of Properties, and Provision for
 Losses on Properties.................  $(23,250,368)        $42,377,672    $2,550,248     $ (53,410)         $ 44,874,510
 Equity in Earnings of Joint
  Venture/Minority Interest...........             0             (14,138)    243,492 L      (18,804) (q)           210,550
 Gain on Sale of Properties...........             0                   0             0             0                     0
 Gain on Securitization...............             0           3,694,351             0             0             3,694,351
 Other Expenses.......................             0                   0             0             0                     0
 Provision For Loss on Properties.....             0            (611,534)     (297,885)            0              (909,419)
                                        ------------         -----------    ----------     ---------          ------------
Net Earnings (Losses) Before Benefit/
 (Provision) for Federal Income
 Taxes................................   (23,250,368)         45,446,351     2,495,855       (72,214)           47,869,992
 Benefit/(Provision) for Federal
  Income Taxes........................     6,898,434 (i)               0             0             0                     0
                                        ------------         -----------    ----------     ---------          ------------
Net Earnings (Losses).................  $(16,351,934)        $45,446,351    $2,495,855     $ (72,214)         $ 47,869,992 (0)
                                        ============         ===========    ==========     =========          ============
Earnings Per Share/Unit...............  $        n/a         $       n/a    $     0.62     $     n/a          $       1.13
                                        ============         ===========    ==========     =========          ============
Book Value Per Share/Unit.............  $        n/a         $       n/a    $     8.44     $     n/a          $      16.44
                                        ============         ===========    ==========     =========          ============
Dividends Per Share/Unit..............  $        n/a         $       n/a    $     0.85     $     n/a          $        n/a
                                        ============         ===========    ==========     =========          ============
Ratio of Earnings to Fixed Changes....           n/a                 n/a           n/a           n/a                 3.17x
                                        ============         ===========    ==========     =========          ============
Wtd. Avg. Units Outstanding...........           n/a                 n/a     4,000,000           n/a                   n/a
                                        ============         ===========    ==========     =========          ============
Wtd. Avg. Shares Outstanding..........     6,150,000          40,367,569           n/a     1,921,042            42,288,611 (s)
                                        ============         ===========    ==========     =========          ============
Shares Outstanding....................     6,150,000          43,522,684           n/a     1,921,042            45,443,726
                                        ============         ===========    ==========     =========          ============
Calculation of Pro Forma Distributions
  Declared:
 Pro Forma Cash from Operations from
  Statement of Cashflows..............                                                                        $ 58,776,740
 Addback Pro Forma Net Cash Proceeds
  from Securitization of Notes
  Receivable..........................                                                                        (265,871,668)
 Addback Pro Forma Investments in
  Notes Receivable....................                                                                         288,590,674
                                                                                                              ------------
Adjusted Pro Forma Distributions
 Declared:                                                                                                    $ 81,495,746 (t)
                                                                                                              ============
Pro Forma Wtd. Avg. Dollars
 Outstanding..........................                                                                        $845,772,227 (u)
                                                                                                              ============
Pro Forma Cash Distributions Declared
 per $10,000 Investment...............                                                                        $        964 (v)
                                                                                                              ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                  Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- -----------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $  (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0              0
 Amortization expense...          7,368             0             7,368            0       26,238        424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0              0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0        (73,166)
 Gain on
  securitization........              0             0                 0            0            0              0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0              0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)        (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0              0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0       (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0    (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0      6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0       (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0         55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811              0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0              0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0              0
 Decrease (increase) in
  intangibles and other
  assets................                                                     (30,554)                      7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)      (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0              0
 Decrease in accrued
  interest..............              0             0                 0            0            0       (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365             0           386,365            0            0              0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)   (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)   (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0              0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)             0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0              0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0              0
 Aqcuisition of
  businesses............

 Purchase of other
  investments...........              0             0                 0            0            0              0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0              0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0        134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0              0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0              0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0              0
 Collection on notes
  receivable............        239,596             0           239,596            0            0              0
 Decrease in restricted
  cash..................              0             0                 0            0            0              0
 Increase in intangibles
  and other assets......              0             0                 0            0            0              0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0              0
 Other..................              0             0                 0            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)       134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572              0
 Contributions from
  limited partners......              0             0                 0            0            0              0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0              0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0              0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763            0            0     49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)   (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0              0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0              0
 Distributions to
  limited partners......              0             0                 0            0            0              0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0              0
 Other..................       (200,234)            0          (200,234)           0            0         (9,602)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722    1,288,673       18,187     39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)     2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573      2,526,078
                          -------------  ------------     -------------  -----------    ---------    -----------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $ 4,896,688
                          =============  ============     =============  ===========    =========    ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining                    Historical CNL
                           Pro Forma                     Income Fund    Pro Forma        Adjusted
                          Adjustments     Combined APF    XIII, Ltd.   Adjustments      Pro Forma
                          -----------     ------------  -------------- -----------     ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,194,367)(a) $ 10,887,367     $668,003    $  (23,414)(a)  $ 11,531,956
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0        1,937,859      103,346        32,619 (b)     2,073,824
 Amortization expense...      536,173 (c)      994,476          495             0           994,971
 Minority interest in
  income of consolidated
  joint venture.........            0            7,763            0             0             7,763
 Equity in earnings of
  joint ventures, net of
  distributions.........            0           23,234        2,209         4,701 (d)        30,144
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                0            0             0                 0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0          142,631            0             0           142,631
 Gain on
  securitization........            0                0            0             0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                0            0             0                 0
 Decrease (increase) in
  other receivables.....            0         (709,615)      52,052             0          (657,563)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                0            0             0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0         (449,580)           0             0          (449,580)
 Investment in notes
  receivable............            0      (42,571,895)           0             0       (42,571,895)
 Collections on notes
  receivable............            0        6,417,907            0             0         6,417,907
 Increase in restricted
  cash..................            0         (402,461)           0             0          (402,461)
 Decrease in due from
  related party.........            0           55,382            0             0            55,382
 Decrease (increase) in
  prepaid expenses......            0           29,359      (16,177)            0            13,182
 Decrease in net
  investment in direct
  financing leases......            0          787,375       21,347             0           808,722
 Increase in accrued
  rental income.........            0       (1,047,421)     (55,429)            0        (1,102,850)
 Decrease (increase) in
  intangibles and other
  assets................            0          (22,612)           0             0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0         (768,267)      40,795             0          (727,472)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0           97,403       (1,565)            0            95,838
 Decrease in accrued
  interest..............            0         (362,877)           0                        (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0          386,365      (26,341)            0           360,024
 Increase (decrease) in
  deferred rental
  income................            0          862,647            0             0           862,647
                          -----------     ------------     --------    ----------      ------------
 Total adjustments......      536,173      (34,592,327)     120,732        37,320       (34,434,275)
                          -----------     ------------     --------    ----------      ------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)     (23,704,960)     788,735        13,906       (22,902,319)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                0            0             0                 0
 Additions to land and
  buildings on operating
  leases................                  (135,820,136)           0                    (135,820,136)
 Investment in direct
  financing leases......            0      (29,608,346)           0             0       (29,608,346)
 Investment in joint
  venture...............            0         (117,662)           0             0          (117,662)
 Aqcuisition of
  businesses............   (8,133,288)(f)   (8,133,288)           0    (2,569,712)(g)   (11,144,000)
                                                                         (441,000)(g)
 Purchase of other
  investments...........            0                0            0             0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                0            0             0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0          134,981            0             0           134,981
 Investment in mortgage
  notes receivable......            0       (1,388,463)           0             0        (1,388,463)
 Collections on mortgage
  note receivable.......            0           75,010            0             0            75,010
 Investment in notes
  receivable............            0       (1,087,483)           0             0        (1,087,483)
 Collection on notes
  receivable............            0          239,596            0             0           239,596
 Decrease in restricted
  cash..................            0                0            0             0                 0
 Increase in intangibles
  and other assets......            0                0            0             0                 0
 Investment in
  certificates of
  deposit...............            0                0            0             0                 0
 Other..................            0                0      (17,875)            0           (17,875)
                          -----------     ------------     --------    ----------      ------------
 Net cash provided by
  (used in) investing
  activities............   (8,133,288)    (175,705,791)     (17,875)   (3,010,712)     (178,734,378)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0        1,519,980            0             0         1,519,980
 Contributions from
  limited partners......            0                0            0             0                 0
 Contributions from
  holder of minority
  interest..............            0                0            0             0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0       (1,142,237)           0             0        (1,142,237)
 Payment of stock
  issuance costs........            0         (722,001)           0             0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0      119,974,697            0             0       119,974,697
 Payment on line of
  credit/notes payable..            0      (22,874,147)           0             0       (22,874,147)
 Retirement of shares of
  common stock..........            0                0            0             0                 0
 Distributions to
  holders of minority
  interest..............            0           (8,610)           0             0            (8,610)
 Distributions to
  limited partners......            0                0     (850,002)            0          (850,002)
 Distributions to
  stockholders..........            0      (14,237,405)           0             0       (14,237,405)
 Other..................            0         (209,836)           0             0          (209,836)
                          -----------     ------------     --------    ----------      ------------
 Net cash provided by
  (used in) financing
  activities............            0       82,300,441     (850,002)            0        81,450,439
Net increase in cash....   (8,791,482)    (117,110,310)     (79,142)   (2,996,806)     (120,186,258)
Cash at beginning of
 year...................            0      127,401,796      766,859             0       128,168,655
                          -----------     ------------     --------    ----------      ------------
Cash at end of year.....   (8,791,482)      10,291,486      687,717    (2,996,806)        7,982,397
                          ===========     ============     ========    ==========      ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                            Restated     Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $  32,152,408  $ 19,030,497 (a) $  51,182,905  $10,656,379     $(468,133)  $     427,134
Adjustments to reconcile
 net income(loss) to net
 cash provided by (used
 in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                          11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                          30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                        (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                               0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                         611,534            0             0         398,042
 Gain on
  securitization........              0                               0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                               0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                         899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                               0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                               0            0             0               0
 Investment in notes
  receivable............              0                               0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                               0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                               0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                               0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                               0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                       1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                     (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                        (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                         467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                          31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                               0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                         436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                         693,372            0             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867     2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided
  by(used in) operating
  activities............     39,116,275    21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                       2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                    (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                       (974,696)           0             0               0
 Acquisition of
  businesses
 Purchase of other
  investments...........    (16,083,055)                    (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                               0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                               0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                     (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                         291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                     (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                       1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                               0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                     (6,281,069)           0             0               0
                                      0                               0            0             0               0
 Other..................              0                               0      200,000             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided
  by(used in) investing
  activities............   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                     385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                               0            0             0               0
                                      0                               0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                     (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                    (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    33,656,518 (e)    30,645,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                         (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                       (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                        (34,073)           0             0               0
 Distributions to
  limited partners......              0                               0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                    (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                        (95,101)           0            24      (2,500,011)
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase(decrease)
 in cash................     75,613,060    (3,173,254)       72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                      47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $ (3,173,254)    $ 120,026,583  $   713,308       962,573       2,526,078
                          =============  ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                         Historical
                           Combining                     CNL Income    Merger
                           Pro Forma         Combined       Fund      Pro Forma        Adjusted
                          Adjustments          APF       XIII, Ltd.  Adjustments      Pro Forma
                          ------------     ------------  ----------  -----------     ------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $(16,351,934)(a) $ 45,446,351  $2,495,855     $(72,214)(a)  $47,869,992
Adjustments to reconcile
 net income(loss) to net
 cash provided by(used
 in) operating
 activities:
 Depreciation...........      (340,898)(b)    6,789,917     421,840      130,478 (b)    7,342,235
 Amortization expense...     2,144,692 (c)    4,458,776         637                     4,459,413
 Minority interest in
  income of consolidated
  joint venture.........                         30,156           0                        30,156
 Equity in earnings of
  joint ventures, net of
  distributions.........                        (15,440)      6,954       18,804 (d)       10,318
 Loss(gain) on sale of
  land, building, net
  investment in direct
  leases................                              0           0                             0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                      1,009,576     297,885                     1,307,461
 Gain on
  securitization........                     (3,356,538)          0                    (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                    265,871,668           0                   265,871,668
 Decrease(increase) in
  other receivables.....                     (2,543,413)    (97,173)                   (2,640,586)
 Increase in accrued
  interest income
  included in notes
  receivable............                       (170,492)          0                      (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                              0           0                             0
 Investment in notes
  receivable............                   (288,590,674)          0                  (288,590,674)
 Collections on notes
  receivable............                     23,539,641           0                    23,539,641
 Decrease in restricted
  cash..................                      2,504,091           0                     2,504,091
 Decrease(increase) in
  due from related
  party.................                       (953,688)          0                      (953,688)
 Increase in prepaid
  expenses..............                          7,246       1,915                         9,161
 Decrease in net
  investment in direct
  financing leases......                      1,971,634      82,115                     2,053,749
 Increase in accrued
  rental income.........                     (2,187,652)       (783)                   (2,188,435)
 Increase in intangibles
  and other assets......                       (154,351)          0                      (154,351)
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities...........                        846,680       3,320                       850,000
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                       (133,364)     15,738                      (117,626)
 Increase in accrued
  interest..............                        (77,968)          0                       (77,968)
 Increase in rents paid
  in advance and
  deposits..............                        436,843      48,998                       485,841
 Decrease in deferred
  rental income.........                        693,372           0                       693,372
                          ------------     ------------  ----------  -----------     ------------
 Total adjustments......     1,803,794        9,976,020     781,446      149,282       10,906,747
                          ------------     ------------  ----------  -----------     ------------
 Net cash provided
  by(used in) operating
  activities............   (14,548,140)      55,422,371   3,277,301       77,068       58,776,740
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                      2,385,941           0                     2,385,941
 Additions to land and
  buildings on operating
  leases................                   (259,469,347)          0                  (259,469,347)
 Investment in direct
  financing leases......                    (47,115,435)          0                   (47,115,435)
 Investment in joint
  venture...............                       (974,696)       (539)                     (975,235)
 Acquisition of
  businesses............    (8,133,288)(f)   (8,133,288)          0   (2,569,712)(g)  (11,144,000)
                                                                        (441,000)(g)
 Purchase of other
  investments...........                    (16,083,055)          0                   (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                        295,514           0                       295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................                        212,821           0                       212,821
 Investment in mortgage
  notes receivable......                     (2,886,648)          0                    (2,886,648)
 Collections on mortgage
  note receivable.......                        291,990           0                       291,990
 Investment in equipment
  notes receivable......                     (7,837,750)          0                    (7,837,750)
 Collections on
  equipment notes
  receivable............                      3,046,873           0                     3,046,873
 Decrease in restricted
  cash..................                              0           0                             0
 Increase in intangibles
  and other assets......                     (6,281,069)          0                    (6,281,069)
                                                      0           0                             0
 Other..................                        200,000     (17,875)                      182,125
                          ------------     ------------  ----------  -----------     ------------
 Net cash provided
  by(used in) investing
  activities............    (8,133,288)    (342,348,149)    (18,414)  (3,010,712)    (345,377,275)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                    386,592,011           0                   386,592,011
 Contributions from
  limited partners......                              0           0                             0
                                                      0           0                             0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                     (4,574,925)          0                    (4,574,925)
 Payment of stock
  issuance costs........                    (34,579,650)          0                   (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                    455,102,478           0                   455,102,478
 Payment on line of
  credit/notes payable..                   (411,813,826)          0                  (411,813,826)
 Retirement of shares of
  common stock..........                       (639,528)          0                      (639,528)
 Distributions to
  holders of minority
  interest..............                        (34,073)          0                       (34,073)
 Distributions to
  limited partners......                              0  (3,400,008)                   (3,400,008)
 Distributions to
  stockholders..........                    (48,813,637)          0                   (48,813,637)
 Other..................                     (2,595,088)          0                    (2,595,088)
                          ------------     ------------  ----------  -----------     ------------
 Net cash provided
  by(used in) financing
  activities............             0      338,643,762  (3,400,008)           0      335,243,754
Net increase(decrease)
 in cash................   (22,681,428)      51,717,984    (141,121)  (2,933,644)      48,643,219
Cash at beginning of
 year...................                     49,829,130     907,980                    50,737,110
                          ------------     ------------  ----------  -----------     ------------
Cash at end of year.....   (22,681,428)     101,547,114  $  766,859  $(2,933,644)    $ 99,380,329
                          ============     ============  ==========  ===========     ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                      PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                           CNL
                                        Financial
                                        Services
                             Advisor      Group     Income Fund      Total
                           ----------- -----------  ------------  ------------
    Shares Offered........   3,800,000   2,350,000  1,921,042.35  8,071,042.35
    Exchange Value........ $        20 $        20  $         20  $         20
                           ----------- -----------  ------------  ------------
    Share Consideration... $76,000,000 $47,000,000  $ 38,420,847  $161,420,847
    Cash Consideration....         --          --        441,000       441,000
    APF Transaction Costs.   5,025,446   3,107,842     2,569,712    10,703,000
                           ----------- -----------  ------------  ------------
        Total Purchase
         Price............ $81,025,446 $50,107,842  $ 41,431,559  $172,564,847
                           =========== ===========  ============  ============
    Allocation of Purchase
     Price:
    Net Assets -
     Historical........... $ 7,141,252 $10,006,878  $ 33,567,404  $ 50,715,534
    Purchase Price
     Adjustments:
      Land and buildings
       on operating
       leases.............                             6,567,236     6,567,236
      Net investment in
       direct financing
       leases.............                             1,675,616     1,675,616
      Investment in joint
       ventures...........                             1,161,279     1,161,279
      Accrued rental
       income.............                            (1,480,032)   (1,480,032)
      Intangibles and
       other assets.......              (2,792,876)      (59,944)   (2,852,820)
      Goodwill*...........              42,893,840           --     42,893,840
      Excess purchase
       price..............  73,884,194         --            --     73,884,194
                           ----------- -----------  ------------  ------------
        Total Allocation.. $81,025,446 $50,107,842  $ 41,431,559  $172,564,847
                           =========== ===========  ============  ============

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,884,194 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,893,840 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

       1.Common Stock (CFA, CFS, CFC) - Class A.........      8,600
         Common Stock (CFA, CFS, CFC) - Class B.........      4,825
         APIC (CFA, CFS, CFC)........................... 13,857,645
         Retained Earnings..............................  3,277,060
         Accumulated distributions in excess of
          earnings...................................... 73,884,194
         Goodwill for CFC (Intangibles and other
          assets)....................................... 42,893,840
          CFC/CFS Org Costs/Other Assets................              2,792,876
          Cash to pay APF transaction costs.............              8,133,288
          APF Common Stock..............................                 61,500
          APF APIC......................................            122,938,500
         (To record acquisition of CFA, CFS and CFC)
       2.Partners Capital............................... 33,567,404
         Land and buildings on operating leases.........  6,567,236
         Net investment in direct financing leases......  1,675,616
         Investment in joint ventures...................  1,161,279
          Accrued rental income.........................              1,480,032
          Intangibles and other assets..................                 59,944
          Cash to pay APF Transaction costs.............              2,569,712
          Cash consideration to Income Fund.............                441,000
          APF Common Stock..............................                 19,210
          APF APIC......................................             38,401,637
         (To record acquisition of Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $20,964 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

       adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates........................... $  (292,575)
       Secured equipment lease fees...............................     (26,127)
       Advisory fees..............................................     (63,393)
       Reimbursement of administrative costs......................    (182,125)
       Acquisition fees...........................................      (9,483)
       Underwriting fees..........................................        (211)
       Administrative, executive and guarantee fees...............    (290,036)
       Servicing fees.............................................    (257,767)
       Development fees...........................................     (14,678)
       Management fees............................................    (697,364)
                                                                   -----------
         Total.................................................... $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income.................................................. $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs............................. $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $  (697,364)
       Administrative executive and guarantee fees................    (290,036)
       Servicing fees.............................................    (257,767)
       Advisory fees..............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill....................................... $536,173

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $11,767 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $ (8,596)
       Reimbursement of administrative costs.........................  (15,209)
                                                                      --------
                                                                      $(23,805)
                                                                      ========

    (l) Represents the elimination of $15,209 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $10,064 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $8,596 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $7,925 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $32,619 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $4,701 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1,

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

       1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

       Origination fees from affiliates.......................... $ (1,773,406)
       Secured equipment lease fees..............................      (54,998)
       Advisory fees.............................................     (305,030)
       Reimbursement of administrative costs.....................     (408,762)
       Acquisition fees..........................................  (21,794,386)
       Underwriting fees.........................................     (388,491)
       Administrative, executive and guarantee fees..............   (1,233,043)
       Servicing fees............................................   (1,570,331)
       Development fees..........................................     (229,153)
       Management fees...........................................   (1,851,004)
                                                                  ------------
         Total................................................... $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income................................................. $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs........................... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees............................................ $(1,851,004)
       Administrative executive and guarantee fees................  (1,233,043)
       Servicing fees.............................................  (1,269,357)
       Advisory fees..............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill..................................... $2,144,692

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $47,069 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

       Management fees............................................... $(35,257)
       Reimbursement of administrative costs.........................  (34,306)
                                                                      --------
                                                                      $(69,563)
                                                                      ========

    (l) Represents the elimination of $34,306 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $41,947 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.


    (n) Represents the elimination of $35,257 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $11,948 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $130,478 as a result of adjusting the historical basis of the real estate owned indirectly by the Income Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $18,804 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6.Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

   Non-Cash Investing Activites

   On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

   Non Cash Investing Activities:

   On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XIII, Ltd.
400 East South Street
Orlando, FL 32801-2878

              Re: CNL Income Fund XIII, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                Appendix B

             FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XIII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. Amendments to Merger Agreement

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

  1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

  1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

       "(B) Notes in accordance with Section 4.4 below."

  1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

       "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

     "Note Option." In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

  1.6 The following subsection shall be added to Section 10.2

       "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. General

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                          Its: Chairman and Chief Executive
                                           Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                               /s/ Robert A. Bourne

                                          By: ____________________________

                                          Its: President

                                          CNL APF GP Corp.

                                               /s/ Robert A. Bourne

                                          By: ____________________________

                                          Its: President

                                          CNL INCOME FUND XIII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                               /s/ James M. Seneff, Jr.

                                          By: ____________________________

                                          Its: Chief Executive Officer

                                               /s/ Robert A. Bourne
                                          _____________________________________

                                          Robert A. Bourne, as General Partner

                                               /s/ James M. Seneff, Jr.
                                          _____________________________________

                                          James M. Seneff, Jr., as General
                                           Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XIII, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,886,185 fully paid and nonassessable APF Common Shares (1,943,093 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $34,688,461, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,113,815 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,886,185 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $388,619 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XIII, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF


                           CNL Income Fund XIII, Ltd.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620.109, Florida Statues, this Florida limited partnership, whose certificate was filed with the Florida Department of State on September 25, 1992, adopts the following certificate of amendment to its certificate of limited partnership:

   FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

   SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

   THIRD: Signature(s)
Signature of current general partner(s):

                                          -------------------------------------
                                          James M. Seneff, Jr.

                                          -------------------------------------
                                          Robert A. Bourne

                                          CNL REALTY CORPORATION

                                          By:
                                          -------------------------------------
                                          Name:

Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

James M. Seneff, Jr.
Robert A. Bourne
400 East South Street
Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XIII, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XIII, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND XIV, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund XIV, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships,which we refer to collectively as the Income Funds, that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,156,521 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties and to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

   . We are uncertain as to the value at which APF Shares will trade following listing.

   . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

   . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

   . As stated below, the Acquisition is a taxable transaction.

   . The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due        ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes if you vote "Against" the Acquisition, and you elect to receive the notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

   We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $251. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties -- Business Objectives and Strategies" and "-- The Restaurant Properties -- General" and "Business of the Income Funds-- Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 2,156,521 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the exchange value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $825 in distributions per $10,000 investment to you.While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, while we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 570 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds, if any, from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the payments on any notes if you elect to receive the notes.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely effect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from

APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.01%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.79x and its ratio of debt-to-total assets would have been 26.90%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former Limited Partners of the Income Funds

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by

APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive the notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

 Original Limited       Original Limited                                               Estimated  Estimated Value
Partner Investments   Partner Investments                                              Value of    of APF Shares
     Less Any        Less Any Distributions Number of APF Estimated Value             APF Shares    per Average
   Distributions     of Net Sales Proceeds     Shares      of APF Shares   Estimated     after    $10,000 Original
   of Net Sales            per 10,000        Offered to     Payable to    Acquisition Acquisition Limited Partner
    Proceeds(1)      Original Investment(1)  Income Fund    Income Fund    Expenses    Expenses      Investment
-------------------  ---------------------- ------------- --------------- ----------- ----------- ----------------
$45,000,000                 $10,000           2,156,521     $43,130,420    $475,000   $42,655,420      $9,479

--------
(1) Income Fund has had no distributions of net sales proceeds.


   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                       Pre-closing Transaction Costs
        Legal Fees(1)...................................... $ 24,991
        Appraisals and Valuation(2)........................    9,570
        Fairness Opinions(3)...............................   30,000
        Solicitation Fees(4)...............................   16,488
        Printing and Mailing Fees(5).......................  107,699
        Accounting and Other Fees(6).......................   59,596
                                                            --------
            Subtotal.......................................  248,344

                         Closing Transaction Costs
        Title, Transfer Tax and Recording Fees(7)..........  103,995
        Legal Closing Fees(8)..............................   51,368
        Partnership Liquidation Costs(9)...................   71,293
                                                            --------
            Subtotal.......................................  226,656
                                                            --------
        Total.............................................. $475,000
                                                            ========

            --------

            (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

            (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

            (3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

            (4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

            (5) Aggregate printing and mailing fees to be incurred by the
                Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

            (6) Aggregate accounting and other fees to be incurred by the
                Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

            (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

            (8) Aggregate legal closing fees to be incurred by the Income
                Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

            (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of your Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (September 1993). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

 . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this Supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on               , 1999, at
                                    . We and members of APF's management intend
to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
           , 1999 and will continue until the later of (a)           , 1999, a
date not less than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone, according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to be Paid to the General Partners Following the Acquisition":

                                        Year Ended December 31,   Quarter Ended
                                       --------------------------   March 31,
                                         1996     1997     1998       1999
                                       -------- -------- -------- -------------
Historical Distributions Paid to the
 General Partners and Affiliates:
  General Partner Distributions......        --       --       --         --
  Accounting and Administration
   Services..........................   $96,082  $89,910 $110,618    $30,809
  Property Management Fees...........    38,785   38,626   37,430      9,544
  Broker/Dealer Commissions..........
  Due Diligence and Marketing Support
   Fees..............................        --       --       --         --
  Acquisition Fees...................        --       --       --         --
  Asset Management Fees..............        --       --       --         --
  Real Estate Disposition Fees(1)....        --       --       --         --
                                       -------- -------- --------    -------
    Total historical.................  $134,867 $128,536 $148,048    $40,353
Pro Forma Distributions to be Paid to
 the General Partners Following the
 Acquisition:
  Cash Distributions on APF Shares...        --       --       --         --
  Salary Compensation................        --       --       --         --
                                       -------- -------- --------    -------
    Total pro forma..................        --       --       --         --

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary -- Our Reasons for Supporting the Acquisition -- Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                                Quarter
                                 Year Ended December 31,  Ended March 31, 1999
                                 ------------------------ --------------------
                                 1994 1995 1996 1997 1998 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $650 $806 $825 $807 $704    $156      $120
Distributions from Return of
 Capital........................   --   --   --   18  121      50        85
                                 ---- ---- ---- ---- ----    ----      ----
  Total......................... $650 $806 $825 $825 $825    $206      $205
                                 ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity as an APF stockholder to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .  the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and. as a going concern On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

   (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

   (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

   (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                                                                              Estimated Value
                                                                               of APF Shares
                               Original                                         per Average
                           Limited Partner                                        $10,000
                           Investments Less                           Going   Original Limited
                          any Distributions      GAAP    Liquidation Concern    Partnership
                         of Sales Proceeds(1) Book Value  Value(2)   Value(2)    Investment
                         -------------------- ---------- ----------- -------- ----------------
CNL Income Fund XIV,
 Ltd. ..................        10,000          $8,724     $8,514     $9,430       $9,479

--------

(1) The Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement and state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive two material benefits. These benefits include:

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.lp4

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing bus ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see " Taxation of APF" and " Taxation of Stockholders Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original

Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                           Estimated Gain/(Loss)
                                                            per Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund XIV, Ltd. ................................         $251

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, and that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "-- Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition, including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units, and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501 (c)(7), (9), (17) or (20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations -- Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustment      Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b)(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(c)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      535,175 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,443,905)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest and Gain
 on Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (944,690)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (944,690)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses).........     $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,193,369)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income  Acquisition
                        Combined    Fund XIV,    Pro Forma          Adjusted
                           APF         Ltd.     Adjustments         Pro Forma
                       ------------ ----------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 905,971    $  15,926 (j)     $15,445,058
 Fees.............       1,256,304          0      (27,872)(k)       1,228,432
 Interest and
 Other Income.....       7,687,325     10,520            0           7,697,845
                       ------------ ----------- ------------------ ------------
  Total Revenue...     $23,466,790   $916,491    $ (11,946)        $24,371,335
 Expenses:
 General and
 Administrative...       4,669,012     61,001      (32,125)(l),(m)   4,697,888
 Management and
 Advisory Fees....               0      9,544       (9,544)(n)               0
 Fees to Related
 Parties..........          23,115          0            0              23,115
 Interest
 Expense..........       4,819,998          0            0           4,819,998
 State Taxes......         235,208     30,354        8,796 (o)         274,358
 Depreciation--
 Other............          65,819          0            0              65,819
 Depreciation--
 Property.........       1,898,278    102,595       25,305 (p)       2,026,178
 Amortization.....         542,543      1,331            0             543,874
 Transaction
 Costs............         125,926     33,175            0             159,101
                       ------------ ----------- ------------------ ------------
  Total Expenses..      12,379,899    238,000       (7,568)         12,610,331
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest and Gain
 on Sale of
 Properties, and
 Provision for
 Losses on
 Properties.......     $11,086,891  $ 678,491    $  (4,378)        $11,761,004
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     93,686       (5,669)(q)         105,288
 Gain on Sale of
 Properties.......               0          0            0                   0
 Provision For
 Loss on
 Properties.......        (215,797)   (60,882)           0            (276,679)
                       ------------ ----------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,888,365    711,295      (10,047)         11,589,613
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0            0                   0
                       ------------ ----------- ------------------ ------------
 Net Earnings
 (Losses).........     $10,888,365  $ 711,295    $ (10,047)        $11,589,613
                       ============ =========== ================== ============

                       Quarter Ended March 31, 1999

                                    Property                                Historical    Historical
                                   Acquisition                                 CNL           CNL       Combining
                       Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF      Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........               513          29             542        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges ..             50.03         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......      $ 41,269,740           0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............      $    548,862           0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564           0    $  1,083,564 $      --    $      --    $        --            0
Total assets....      $708,964,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,948,171 (v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....      $657,085,021           0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,368,541 (v1),(x)
                                     Historical
                                     CNL Income  Acquisition
                         Combined     Fund XIV,   Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........                 542          57        n/a                      599
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a        0.16 $      n/a           $         0.25
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $      8.72 $      n/a           $        16.42
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $      0.21 $      n/a           $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges ..                 n/a         n/a        n/a                    3.27x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a   4,500,000        n/a                      n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a  2,132,770               45,630,171 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a  2,132,770               45,631,234
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     928,130        n/a           $   19,707,735 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         206        n/a           $          216 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $33,621,962 $7,615,628 (v2)      $  688,784,613
Mortgages/notes
receivable......      $  289,166,027 $       --  $        0           $  289,166,027
Receivables,
net.............      $   14,969,032 $    36,238 $  (24,708)(y)       $   14,980,562
Investment
in/due from
joint ventures..      $    1,083,564 $ 3,863,338 $1,072,914 (v2)      $    6,019,816
Total assets....      $1,053,531,493 $40,323,553 $3,371,808 (v2),(y)  $1,097,226,854
Total
liabilities/minority
interest........         346,929,801 $ 1,064,664 $  (24,708)(y)       $  347,969,757
Total equity....      $  706,601,692 $39,258,889 $3,396,516 (v2)      $  749,257,097

--------

(a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

(b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund:

      Origination fees from affiliates............................ $  (292,575)
      Secured equipment lease fees................................     (26,127)
      Advisory fees...............................................     (63,393)
      Reimbursement of administrative costs.......................    (182,125)
      Acquisition fees............................................      (9,483)
      Underwriting fees...........................................        (211)
      Administrative, executive and guarantee fees................    (290,036)
      Servicing fees..............................................    (257,767)
      Development fees............................................     (14,678)
      Management fees.............................................    (697,364)
                                                                   -----------
        Total..................................................... $(1,833,759)
                                                                   ===========

(c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

(d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

      Interest income................................................... $62,068

(e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

      General and administrative costs.............................. $(377,734)

(f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

      Management fees............................................. $  (697,364)
      Administrative executive and guarantee fees.................    (290,036)
      Servicing fees..............................................    (257,767)
      Advisory fees...............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

(g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

(h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

      Amortization of goodwill........................................ $535,175

(i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

(j) Represents $15,926 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

(k) Represents the elimination of fees between the Advisor and the Income Fund:

      Management fees................................................ $ (9,544)
      Reimbursement of administrative costs..........................  (18,328)
                                                                      --------
                                                                      $(27,872)
                                                                      ========

(l) Represents the elimination of $18,328 in administrative costs reimbursed by the Income Fund to the Advisor.

(m) Represents savings of $13,797 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

(n) Represents the elimination of $9,544 in management fees by the Income Fund to the Advisor.

(o) Represents additional state income taxes of $8,796 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

(p) Represents an increase in depreciation expense of $25,305 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

(q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $5,669 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

(r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

(s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

(t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.


(u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

(v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                                CNL
                                             Financial
                                             Services
                                  Advisor      Group     Income Fund      Total
                                ----------- -----------  ------------  ------------
      Shares Offered..........    3,800,000   2,350,000  2,132,770.25  8,282,770.25
      Exchange Value..........  $        20 $        20  $         20  $         20
                                ----------- -----------  ------------  ------------
      Share Consideration.....  $76,000,000 $47,000,000  $ 42,655,405  $165,655,405
      Cash Consideration......          --          --        475,000       475,000
      APF Transaction Costs...    4,896,322   3,027,989     2,778,689    10,703,000
                                ----------- -----------  ------------  ------------
       Total Purchase Price...  $80,896,322 $50,027,989  $ 45,909,094  $176,833,405
                                ----------- -----------  ------------  ------------
      Allocation of Purchase
       Price:
      Net Assets--Historical..  $ 7,141,252 $10,006,878  $ 39,258,889  $ 56,407,019
      Purchase Price
       Adjustments:
       Land and buildings on
        operating leases......                              6,067,515     6,067,515
       Net investment in
        direct financing
        leases................                              1,548,113     1,548,113
       Investment in joint
        ventures..............                              1,072,914     1,072,914
       Accrued rental income..                             (1,987,635)   (1,987,635)
       Intangibles and other
        assets................               (2,792,876)      (50,702)   (2,843,578)
       Goodwill*..............               42,813,987           --     42,813,987
       Excess purchase price..   73,755,070         --            --     73,755,070
                                ----------- -----------  ------------  ------------
       Total Allocation.......  $80,896,322 $50,027,989  $ 45,909,094  $176,833,405
                                =========== ===========  ============  ============

     --------

     * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,755,070 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,813,987 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

      1. Common Stock (CFA, CFS, CFC) - Class A.........       8,600
       Common Stock (CFA, CFS, CFC) - Class B...........       4,825
       APIC (CFA, CFS, CFC).............................  13,857,645
       Retained Earnings................................   3,277,060
       Accumulated distributions in excess of earnings..  73,755,070
       Goodwill for CFC (Intangibles and other assets)..  42,813,987
       CFC/CFS Org Costs/Other Assets...................               2,792,876
       Cash to pay APF transaction costs................               7,924,311
       APF Common Stock.................................                  61,500
       APF APIC.........................................             122,938,500
      (To record acquisition of CFA, CFS and CFC)
      2. Partners Capital...............................  39,258,889
       Land and buildings on operating leases...........   6,067,515
       Net investment in direct financing leases........   1,548,113
       Investment in joint ventures.....................   1,072,914
       Accrued rental income............................   1,987,635
       Intangibles and other assets.....................                  50,702
       Cash to pay APF Transaction costs................               2,778,689
       Cash consideration to Income Fund................                 475,000
       APF Common Stock.................................                  21,328
       APF APIC.........................................              42,634,077
      (To record acquisition of Income Fund)

(w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

(x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

(y) Represents the elimination by the Income Fund of $24,708 in related party payables recorded as receivables by the Advisor.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XIV, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XIV, Ltd." in this supplement.

                              Quarter Ended
                                March 31,                          Year Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Revenues (1)............ $ 1,010,177 $ 1,062,980 $ 3,831,810 $ 4,268,693 $ 4,503,039 $ 4,406,707 $ 3,371,695
Net income (2)..........     711,295     972,288   3,199,087   3,665,940   3,916,329   3,751,237   2,932,075
Cash distributions
 declared...............     928,130     928,130   3,712,520   3,712,520   3,712,522   3,628,130   2,850,554
Net income per unit
 (2)....................        0.16        0.21        0.70        0.81        0.86        0.83        0.66
Cash distributions
 declared per unit......        0.21        0.21        0.83        0.83        0.83        0.81        0.65
GAAP book value per
 unit...................        8.72        8.90        8.77        8.89        8.90        8.85        9.06
Weighted average number
 of Limited Partner
 units outstanding......   4,500,000   4,500,000   4,500,000   4,500,000   4,500,000   4,500,000   4,383,150
                                March 31,                               December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Total assets............ $40,323,553 $41,173,203 $40,538,159 $40,984,624 $41,045,849 $40,838,104 $40,866,591
Total partners'
 capital................  39,258,889  40,033,315  39,475,724  39,989,157  40,035,737  39,831,930  39,708,823

--------

(1) Revenues include equity in earnings of the joint ventures and adjustments to accrued rental income due to the tenants of certain restaurant properties filing for bankruptcy.

(2) Net income for the quarter ended March 31, 1999, includes $60,882 for a provision for loss on building. Net income for the quarter ended March 31, 1998, includes $70,798 from a gain on sale of land. Net income for the year ended December 31, 1998, includes $37,155 for a provision for loss on building and $112,206 from gains on sales of land and building. Net income for the year ended December 31, 1995, includes $66,518 from loss on sale of land.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                    OPERATIONS OF CNL INCOME FUND XIV, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on September 25, 1992, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessee responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 57 restaurant properties, which included interests in ten restaurant properties owned by joint ventures in which the Income Fund is a co-venturer.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $819,872 and $1,050,016 for the quarters ended March 31, 1999 and 1998, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the quarter ended March 31, 1999.

   In April 1998, the Income Fund reinvested a portion of the net sales proceeds from the 1998 sale of the restaurant property in Madison, Alabama, in a joint venture arrangement, Melbourne Joint Venture, with one of our affiliates, to construct and hold one restaurant property. As of March 31, 1999, the Income Fund had contributed approximately $539,100, of which approximately $44,100 was contributed during the quarter ended March 31, 1999, to the joint venture to purchase land and pay for construction costs relating to the joint venture. As of March 31, 1999 the Income Fund owned a 50% interest in the profits and losses of the joint venture.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $763,678 invested in such short-term investments, as compared to $949,056 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The funds remaining at March 31, 1999 will be used to pay distributions and other liabilities.

   Total liabilities of the Income Fund, including distributions payable, increased to $1,034,664 at March 31, 1999, from $1,062,435 at December 31, 1998. Total liabilities at March 31, 1999, to the extent they exceed cash and cash equivalents at March 31, 1999, will be paid from future cash from operations, and in the event that we elect to make additional contributions, from future general partner contributions.

   In February 1999, the Income Fund entered into an agreement with an unrelated third party to sell the Long John Silver's restaurant property in Stockbridge, Georgia. At March 31, 1999, the Income Fund established a provision for loss on building related to the anticipated sale of this restaurant property. As of May 13, 1999, the sale had not occurred.

   Based on cash from operations and for the quarter ended March 31, 1999, future cash from operations, the Income Fund declared distributions to the Limited Partners of $928,130 for each of the quarters ended March 31, 1999 and 1998. This represents distributions for each applicable quarter of $0.21 per unit. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contribution. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.


 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund's primary source of capital for the years ended December 31, 1998, 1997, and 1996, was cash from operations (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,514,544, $3,606,190, and $3,706,296 for the years ended December 31, 1998, 1997, and 1996, respectively. The decrease in cash from operations during 1998 and 1997, each as compared to the previous year, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital during each of the respective years.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   In September 1996, Wood-Ridge Real Estate Joint Venture, a joint venture in which the Income Fund owns a 50% interest, sold its two restaurant properties to the tenant for $5,020,878 and received net sales proceeds of $5,001,180, resulting in a gain to the joint venture of approximately $261,100 for financial reporting purposes. These restaurant properties were originally acquired by Wood-Ridge Real Estate Joint Venture in September 1994 and had a combined, total cost of approximately $4,302,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold these properties for approximately $698,700 in excess of their original purchase price. In October 1996, Wood-Ridge Real Estate Joint Venture reinvested $4,404,046 of the net sales proceeds in five restaurant properties. In January 1997, the joint venture reinvested $502,598 of the remaining net sales proceeds in an additional restaurant property. During 1997, the Income Fund and the other joint venture partner each received approximately $52,000, representing a return of capital, for the remaining uninvested net sales proceeds.

   In September 1997, the Income Fund entered into a joint venture arrangement, CNL Kingston Joint Venture, with one of our affiliates to construct and hold one restaurant property. As of December 31, 1998, the Income Fund owned a 39.94% interest in the profits and losses of the joint venture.

   In January 1998, the Income Fund sold its restaurant property in Madison, Alabama and two restaurant properties in Richmond, Virginia, to third parties for a total of $1,667,462 and received net sales proceeds of $1,606,702, resulting in a total gain of $70,798 for financial reporting purposes. These restaurant properties were originally acquired by the Income Fund in 1993 and 1994, and had costs totaling approximately $1,393,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold these restaurant properties for a total of $213,300 in excess of their original purchase prices. In April 1998, the Income Fund reinvested a portion of the net sales proceeds from the sale of the restaurant property in Madison, Alabama in a joint venture arrangement, as described above. The Income Fund distributed amounts sufficient to enable the Limited Partners to pay federal and state income taxes, if any (at a level reasonably assumed by us), resulting from these sales.

   In April 1998, the Income Fund reached an agreement to accept $360,000 for the restaurant property in Riviera Beach, Florida, which was taken through a right of way taking in December 1997. The Income Fund had received preliminary sales proceeds of $318,592 as of December 31, 1997. Upon agreement of the final sales price of $360,000, and receipt of the remaining sales proceeds of $41,408, the Income Fund recognized a gain of $41,408 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in 1994 and had a cost of approximately $276,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold this restaurant property for a total of approximately $83,600 in excess of its original purchase price. In October 1998, the Income Fund reinvested the net sales proceeds from the right of way taking of the restaurant property in Riviera Beach, Florida in a restaurant property in Fayetteville, North Carolina, as described below.

   In addition, in April 1998, the Income Fund reinvested a portion of the net sales proceeds from the sale of the property in Madison, Alabama, as described above, in a joint venture arrangement, Melbourne Joint Venture, with an affiliate of ours, to construct and hold one restaurant property, at a total cost of $1,052,552. During 1998, the Income Fund contributed amounts to purchase land and pay for construction costs relating to the joint venture and has agreed to contribute additional amounts in 1999 for additional construction costs. When funding is completed, the Income Fund expects to have an approximate 50 percent interest in the profits and losses of the joint venture. As of December 31, 1998, the Income Fund had a 50 percent interest in the profits and losses of this joint venture.

   In October 1998, the Income Fund reinvested approximately $1,537,000 of the net sales proceeds it received from the sales of the restaurant properties in Richmond, Virginia, the right of way taking of the restaurant property in Riviera Beach, Florida, and a portion of the net sales proceeds it received from the sale of the restaurant property in Madison, Alabama, along with additional funds held as cash and cash equivalents at December 31, 1997, in a restaurant property located in Fayetteville, North Carolina. The Income Fund acquired the restaurant property from one of our affiliates. The affiliate had purchased and temporarily held title to the restaurant property in order to facilitate the acquisition of the restaurant property by the Income Fund. The purchase price paid by the Income Fund represented the costs incurred by the affiliate to acquire the restaurant property, including closing costs.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Currently, rental income from the Income Fund's restaurant properties is invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or make distributions to partners. At December 31, 1998, the Income Fund had $949,056 invested in such short-term investments as compared to $1,285,777 at December 31, 1997. The decrease in cash is primarily attributable to the Income Fund investing a portion of the amounts held at December 31, 1997 in a restaurant property in Fayetteville, North Carolina, as described above. The funds remaining at December 31, 1998, after the payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs. Total liabilities at December 31, 1998, to the extent they exceed cash and cash equivalents at December 31, 1998, will be paid from future cash from operations, and in the event we elect to make additional contributions, from future general partner contributions.

   During 1998, 1997, and 1996, the affiliates incurred on behalf of the Income Fund $113,352, $87,695, and $94,152, respectively, for certain operating expenses. At December 31, 1998 and 1997, the Income Fund owed $25,432 and $7,853, respectively, to affiliates for such amounts and accounting and administrative services and management fees. As of March 11, 1999, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, increased to $1,037,003 at December 31, 1998, from $987,614 at December 31, 1997, primarily as a result of an increase in rents paid in advance at December 31, 1998. Liabilities, at December 31, 1998, to the extent they exceed cash and cash equivalents at December 31, 1998, will be paid from future cash from operations.

   Based primarily on current and future cash from operations, the Income Fund declared distributions to the Limited Partners of $3,712,520, $3,712,520 and $3,712,522 for the years ended December 31, 1998, 1997, and 1996, respectively. This represents distributions of $0.83 per unit for each of the years ended December 31, 1998, 1997, and 1996. No amounts distributed or to be distributed to the Limited Partners for the years ended 1998, 1997, and 1996 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return of their adjusted capital contributions.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain additional reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working capital needs.





Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarter ended March 31, 1998, the Income Fund owned and leased 49 wholly owned restaurant properties (which included three restaurant properties which were sold during 1998), and during the quarter ended March 31, 1999, the Income Fund owned and leased 47 wholly owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $905,972 and $959,496, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties. The decrease in rental and earned income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily attributable to a decrease of approximately $91,200 due to the fact that in June 1998, Long John Silver's Inc. filed for bankruptcy and rejected the leases relating to four of the nine restaurant properties leased by Long John Silver's, Inc. As a result, this tenant ceased making rental payments on the four rejected leases. The Income Fund has continued receiving rental payments relating to the leases not rejected by the tenant. The Income Fund has entered into new leases, each with a new tenant, for two of the four vacant restaurant properties. In connection therewith, the tenant for each restaurant property has agreed to pay for all costs necessary to convert these restaurant properties into different restaurant chains. Conversion of one of these restaurant properties was completed in March 1999, at which time rental payments commenced, and conversion of the second restaurant property is expected to be completed during the second quarter of 1999, at which time rental payments are expected to commence for that restaurant property. The Income Fund will not recognize any rental and earned income from these two remaining vacant restaurant properties until replacement tenants for these restaurant properties are located, or until the restaurant properties are sold and proceeds from such sales are reinvested in additional restaurant properties. We are currently seeking either replacement tenants or purchasers of the two remaining, vacant restaurant properties. While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, there can be no assurance that some or all of these leases will not be rejected in the future. The lost revenues resulting from the two remaining vacant restaurant properties, as described above, and the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Income Fund, if the Income Fund is not able to re-lease these restaurant properties in a timely manner.

   In addition, rental and earned income decreased by approximately $16,100 during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, as a result of the 1998 sales of the restaurant properties in Madison, Alabama and Richmond, Virginia. The decrease in rental and earned income was partially offset by the fact that in October 1998, the Income Fund reinvested the majority of the net sales proceeds from the sale of the above restaurant properties in a restaurant property in Fayetteville, North Carolina. The Income Fund reinvested the remaining net sales proceeds from the sale of the above restaurant properties in Melbourne Joint Venture, as described below.

   In addition, during the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased 10 and nine restaurant properties indirectly through joint venture arrangements, respectively. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $93,686 and $82,505, respectively, attributable to net income earned by these joint ventures. The increase in net income earned by joint ventures during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily attributable to the Income Fund investing in Melbourne Joint Venture in April 1998.

   In addition, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $10,520 and $20,979, respectively, in interest and other income. Interest and other income during the quarter ended March 31, 1998 was higher than that earned during the quarter ended March 31, 1999, primarily due to the fact that the Income Fund earned interest on the net sales proceeds relating to the sales of two restaurant properties during 1998, as described above, pending the reinvestment of the net sales proceeds in additional restaurant properties. These net sales proceeds were reinvested in October 1998.

   Operating expenses, including depreciation and amortization expense, were $238,000 and $161,490 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily attributable to the fact that during the quarter ended March 31, 1999, the Income Fund accrued insurance and real estate tax expenses as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to four restaurant properties in June 1998, as described above. In addition, the increase in operating expenses during the quarter ended March 31, 1999, is partially attributable to an increase in depreciation expense due to the fact that during 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. The Income Fund has entered into new leases, each with a new tenant, for two of the four rejected restaurant properties, as described above. The new tenants are responsible for real estate taxes, insurance, and maintenance relating to the respective restaurant properties; therefore, we do not anticipate the Income Fund will incur these expenses for these two restaurant properties in the future. However, the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance and maintenance relating to the two remaining, vacant restaurant properties until new tenants or purchasers are located. The Income Fund is currently seeking either new tenants or purchasers for these restaurant properties. In addition, the Income Fund will incur certain expenses such as real estate taxes, insurance, and maintenance relating to one or more of the five restaurant properties still leased by Long John Silver's, Inc. if one or more of the leases are rejected.

   In addition, the increase in operating expenses during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is also partially due to the fact that the Income Fund incurred $33,175 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources." If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes, and we will bear the portion of the transaction costs based upon the percentage of "Against" votes and abstentions.

   In addition, the increase in operating expenses during the quarter ended March 31, 1999 is partially attributable to an increase in state taxes due to the Income Fund incurring additional state taxes due to changes in tax laws of a state in which the Income Fund conducts business.

   At March 31, 1999, the Income Fund recorded a provision for loss on building in the amount of $60,882 for financial reporting purposes relating to a Long John Silver's restaurant property in Stockbridge, Georgia whose lease was rejected by the tenant, as described above. The tenant of this restaurant property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the restaurant property at March 31, 1999 and the estimated net sales proceeds from the sale of the restaurant property based on a purchase and sales contract with an unrelated third party.

 The Years Ended December 31, 1998, 1997 and 1996


   The Income Fund owned and leased 50 wholly-owned restaurant properties during 1998, 1997, and 1996 (including one restaurant property in Riviera Beach, Florida which was condemned through a total right of way taking in December 1997 and two restaurant properties in Richmond, Virginia and one restaurant property in Madison, Alabama, each sold during the year ended December 31, 1998). In addition, during 1996, the Income Fund was a co-venturer in three joint ventures that owned and leased nine restaurant properties (including two restaurant properties in Wood-Ridge Real Estate Joint Venture, which were sold in September 1996), during 1997, the Income Fund was a co-venture in four separate joint ventures that owned and leased nine restaurant properties, and during 1998, the Income Fund was a co-venturer in five separate joint ventures that owned and leased 10 restaurant properties. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 57 restaurant properties, which are, in general, subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $18,900 to $203,600. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years (generally the sixth or ninth year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $3,359,955, $3,911,527, and $3,987,525, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund.

   The decrease in rental and earned income during 1998, as compared to 1997, is primarily attributable to a decrease of approximately $212,300 due to the fact that in June 1998, Long John Silver's Inc. filed for bankruptcy and rejected the leases relating to four of the nine restaurant properties leased by Long John Silver's, Inc., as described above. In conjunction with the four rejected leases, during 1998, the Income Fund wrote off approximately $265,000 of accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles) relating to these four restaurant properties.

   In addition, rental and earned income decreased by approximately $162,600 in 1998, as compared to 1997, as a result of the 1998 sales of the restaurant properties in Madison, Alabama and Richmond, Virginia and the 1997 right of way taking of the restaurant property in Riviera Beach, Florida. The decrease in rental and earned income was partially offset by the fact that in October 1998, the Income Fund reinvested the majority of the net sales proceeds from the sale of the above restaurant properties in a restaurant property in Fayetteville, North Carolina, as described above in "Liquidity and Capital Resources." In addition, the decrease during 1998 is partially offset by an increase in rental income relating to the restaurant property in Akron, Ohio, as described below, being operational for a full year in 1998 as compared to a partial year in 1997.

   The decrease in rental and earned income during 1997, as compared to 1996, was primarily attributable to the fact that during May 1997, the temporary operator of the restaurant property in Akron, Ohio ceased restaurant operations and vacated the restaurant property. The Income Fund ceased recording rental income and wrote off the related allowance for doubtful accounts. The Income Fund entered into a long-term, triple-net lease for this restaurant property with the operator of an Arlington Big Boy in September 1997, and rental income commenced in December 1997.

   The decrease in rental and earned income during 1997 as compared to 1996, was partially due to the fact that the Income Fund wrote off accrued rent relating to the restaurant property in Madison, Alabama to adjust the carrying value of the asset to the net proceeds received from the sale of this restaurant property in January 1998.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund also earned $63,776, $21,617, and $7,014, respectively, in contingent rental income. The increase in contingent rental income during 1998 and 1997, each as compared to the previous year, is primarily attributable to increased gross sales of certain restaurant properties requiring the payments of contingent rental income.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $317,654, $309,879, and $459,137, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The increase in net income earned by joint ventures during 1998, as compared to 1997, is primarily attributable to the fact that CNL Kingston Joint Venture was operational for a full year in 1998, as compared to a partial year in 1997. The decrease in net income earned by joint ventures during 1997 as compared to 1996, is primarily attributable to the fact that in September 1996, Wood-Ridge Real Estate Joint Venture, in which the Income Fund owns a 50% interest, recognized a gain of approximately $261,000 for financial reporting purposes as a result of the sale of its restaurant properties in September 1996, as described above in "Liquidity and Capital Resources."

   During the year ended December 31, 1998, five lessees (or group of affiliated lessees) of the Income Fund, Flagstar Enterprises, Inc., Foodmaker, Inc., Long John Silver's, Inc., Checkers Drive-In Restaurants, Inc., and Golden Corral Corporation, each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from 10 restaurant properties owned by joint ventures). As of December 31, 1998, Flagstar Enterprises, Inc. was the lessee under leases relating to six restaurants, Foodmaker, Inc. was the lessee under leases relating to six restaurants, Long John Silver's, Inc. was the lessee under leases relating to five restaurants (excluding the four leases rejected by this tenant, as described above), Checkers Drive-In Restaurants, Inc. was the lessee under leases relating to 15 restaurants, and Golden Corral

Corporation was the lessee under leases relating to four restaurants. It is anticipated that based on the minimum rental payments required by the leases, that Flagstar Enterprises, Inc., Foodmaker, Inc., Checkers Drive-In Restaurants, Inc., and Golden Corral Corporation each will continue to contribute more than 10% of the Income Fund's total rental income in 1999. In addition, during the year ended December 31, 1998, six restaurant chains, Hardee's, Denny's, Jack in the Box, Long John Silver's, Checkers, and Golden Corral, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from 10 restaurant properties owned by joint ventures). During 1998, Long John Silver's, Inc. filed for bankruptcy, as described above. In 1999, it is anticipated that Hardee's, Denny's, Jack in the Box, Checkers, and Golden Corral each will account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   In addition, during the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $90,425, $47,287, and $56,377, respectively in interest and other income. The increase in interest and other income during 1998, as compared to 1997, is primarily due to an increase in interest income earned on net sales proceeds relating to the sales of several restaurant properties during 1998 described above, pending the reinvestment of the net sales proceeds in additional restaurant properties.

   Operating expenses, including depreciation and amortization expense, were $707,774, $602,753, and $586,710 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in operating expenses during the year ended December 31, 1998, as compared to the year ended December 31, 1997, is partially attributable to the fact that the Income Fund accrued insurance and real estate tax expenses as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to four restaurant properties in June 1998, as described above. In addition, the increase in operating expenses during 1998 is partially attributable to an increase in depreciation expense due to the fact that during 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the Income Fund recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on termination of direct financing lease of $21,873 for financial reporting purposes during the year ended December 31, 1998. No such loss was recorded during 1997 and 1996. The Income Fund has since entered into new leases, each with a new tenant, for two of the four restaurant properties, as described above. The new tenants are responsible for real estate taxes, insurance and maintenance relating to their respective restaurant properties; therefore, we do not anticipate the Income Fund will incur these expenses for these two restaurant properties in the future. However, the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance and maintenance relating to the two remaining, vacant restaurant properties until new tenants or purchasers are located. As described above, the Income Fund is currently seeking either new tenants or purchasers for these restaurant properties.

   In addition, the increase in operating expenses for 1998, is also partially due to the fact that the Income Fund incurred $25,231 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources."

   The increase in operating expenses during 1997, as compared to 1996, was primarily attributable to the fact that the Income Fund recorded bad debt expense of $10,500 during 1997 relating to the restaurant property in Akron, Ohio. Due to the fact that the temporary operator ceased operating the restaurant property in May, 1997, as described above in "Liquidity and Capital Resources," we ceased further collection efforts of these past due amounts.

   As a result of the former tenant of the restaurant property in Akron, Ohio, defaulting under the terms of its lease during 1994 and the Income Fund leasing the restaurant property to temporary operators who subsequently ceased operating the restaurant property, the Income Fund incurred real estate taxes during the years ended December 31, 1998, 1997, and 1996. The Income Fund entered into a long-term, triple-net lease for this restaurant property with the operator of an Arlington Big Boy in September 1997, and rental income commenced in December 1997. The new tenant is responsible for real estate taxes; therefore, we do not anticipate the Income Fund will incur these expenses in the future.

   As a result of the sales of several restaurant properties and the receipt of proceeds from the right of way taking of the restaurant property in Riviera Beach, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized gains totaling $112,206 for financial reporting purposes during the year ended December 31, 1998. No restaurant properties were sold during 1997 and 1996.

   At December 31, 1998, the Income Fund recorded a provision for loss on building in the amount of $37,155 for financial reporting purposes relating to a Long John Silver's restaurant property whose lease was rejected by the tenant, as described above. The tenant of this restaurant property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the restaurant property at December 31, 1998 and the estimated net realizable value for the restaurant property.

   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that we Partners believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999, The Income Fund did not have any information or non-information technology systems. We and our affiliates provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and severs built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and our affiliates formed a Year 2000 team for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and members from our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be sure that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be sure that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be sure that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1
Condensed Statements of Income for the Quarters Ended March 31, 1999 and
 1998....................................................................   F-2
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1998 and for the Year Ended December 31, 1998...........................   F-3
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................   F-5
Report of Independent Accountants........................................   F-7
Balance Sheets as of December 31, 1998 and 1997..........................   F-8
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................   F-9
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-10
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-11
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-12
Unaudited Pro Forma Financial Information................................  F-23
Unaudited Pro Forma Balance Sheet as of March 31, 1999...................  F-24
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999....................................................................  F-26
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998....................................................................  F-28
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999................................................................  F-30
Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998................................................................  F-32
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-34

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                        March 31,  December 31,
                                                          1999         1998
                                                       ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building............................................. $26,345,787 $26,509,264
Net investment in direct financing leases.............   7,276,175   7,300,102
Investment in joint ventures..........................   3,863,338   3,813,175
Cash and cash equivalents.............................     763,678     949,056
Receivables, less allowance for doubtful accounts of
 $1,105 in 1999 and 1998..............................      36,238      62,824
Prepaid expenses......................................      18,775       8,389
Lease costs, less accumulated amortization of $1,073
 in 1999..............................................      31,927         --
Accrued rental income, less allowance for doubtful
 accounts of $12,622 in 1999 and 1998.................   1,987,635   1,895,349
                                                       ----------- -----------
                                                       $40,323,553 $40,538,159
                                                       =========== ===========
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable...................................... $    34,464 $     2,577
Accrued and escrowed real estate taxes payable........      10,703      18,198
Distributions payable.................................     928,130     928,130
Due to related party..................................      24,708      25,432
Rents paid in advance and deposits....................      66,659      88,098
                                                       ----------- -----------
  Total liabilities...................................   1,064,664   1,062,435
Commitment (Note 4)
Partners' capital.....................................  39,258,889  39,475,724
                                                       ----------- -----------
                                                       $40,323,553 $40,538,159
                                                       =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                          ----------------------
                                                             1999        1998
                                                          ----------  ----------
Revenues:
  Rental income from operating leases...................  $  706,805  $  717,277
  Earned income from direct financing leases............     199,166     242,219
  Interest and other income.............................      10,520      20,979
                                                          ----------  ----------
                                                             916,491     980,475
                                                          ----------  ----------
Expenses:
  General operating and administrative..................      48,343      36,303
  Professional services.................................       7,784       6,182
  Management fees to related party......................       9,544       9,506
  Real estate taxes.....................................       4,874       3,450
  State and other taxes.................................      30,354      20,996
  Depreciation and amortization.........................     103,926      85,053
  Transaction costs.....................................      33,175         --
                                                          ----------  ----------
                                                             238,000     161,490
                                                          ----------  ----------
Income Before Equity in Earnings of Joint Ventures, Gain
 on Sale of Land, and Provision for Loss on Building....     678,491     818,985
Equity in Earnings of Joint Ventures....................      93,686      82,505
Gain on Sale of Land....................................         --       70,798
Provision for Loss on Building..........................     (60,882)        --
                                                          ----------  ----------
Net Income..............................................  $  711,295  $  972,288
                                                          ==========  ==========
Allocation of Net Income:
  General partners......................................  $    7,468  $    9,014
  Limited partners......................................     703,827     963,274
                                                          ----------  ----------
                                                          $  711,295  $  972,288
                                                          ==========  ==========
Net Income Per Limited Partner Unit.....................  $     0.16  $     0.21
                                                          ==========  ==========
Weighted Average Number of Limited Partner Units
 Outstanding............................................   4,500,000   4,500,000
                                                          ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   177,733  $   146,640
  Net income........................................        7,468       31,093
                                                      -----------  -----------
                                                          185,201      177,733
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   39,297,991   39,842,517
  Net income........................................      703,827    3,167,994
  Distributions ($0.21 and $0.83 per limited partner
   unit, respectively)..............................     (928,130)  (3,712,520)
                                                      -----------  -----------
                                                       39,073,688   39,297,991
                                                      -----------  -----------
    Total partners' capital.........................  $39,258,889  $39,475,724
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                  Quarter Ended
                                    March 31,
                               ---------------------
                                 1999        1998
                               ---------  ----------
Increase (Decrease) in Cash
 and Cash Equivalents
  Net Cash Provided by
   Operating Activities....... $ 819,872  $1,050,016
                               ---------  ----------
  Cash Flows from Investing
   Activities:
    Proceeds from sale of land
     and building.............       --    1,208,732
    Investment in joint
     ventures.................   (44,120)    (84,992)
    Increase in restricted
     cash.....................       --   (1,208,732)
    Payment of lease costs....   (33,000)        --
                               ---------  ----------
      Net cash used in
       investing activities...   (77,120)    (84,992)
                               ---------  ----------
  Cash Flows from Financing
   Activities:
    Distributions to limited
     partners.................  (928,130)   (928,130)
                               ---------  ----------
      Net cash used in
       financing activities...  (928,130)   (928,130)
                               ---------  ----------
Net Increase (Decrease) in
 Cash and Cash Equivalents....  (185,378)     36,894
Cash and Cash Equivalents at
 Beginning of Quarter.........   949,056   1,285,777
                               ---------  ----------
Cash and Cash Equivalents at
 End of Quarter............... $ 763,678  $1,322,671
                               =========  ==========
Supplemental Schedule of Non-
 Cash Financing Activities:
    Distributions declared and
     unpaid at end of
     quarter.................. $ 928,130  $  928,130
                               =========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XIV, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Land and Building on Operating Leases:

   Land and buildings on operating leases consisted of the following at:

                                                       March 31,   December 31,
                                                         1999          1998
                                                      -----------  ------------
      Land........................................... $16,195,936  $16,195,936
      Buildings......................................  12,024,577   12,024,577
                                                      -----------  -----------
                                                       28,220,513   28,220,513
      Less accumulated depreciation..................  (1,776,689)  (1,674,094)
                                                      -----------  -----------
                                                       26,443,824   26,546,419
      Less allowance for loss on building............     (98,037)     (37,155)
                                                      -----------  -----------
                                                      $26,345,787  $26,509,264
                                                      ===========  ===========

   At December 31, 1998, the Partnership recorded a provision for loss on building in the amount of $37,155 for financial reporting purposes relating to the Long John Silver's property in Shelby, North Carolina. The tenant of this property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the property at December 31, 1998 and the estimated net realizable value for the property.

   In addition, at March 31, 1999, the Partnership recorded a provision for loss on building in the amount of $60,882 for financial reporting purposes relating to the Long John Silver's property in Stockbridge, Georgia. The tenant of this property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the Property at March 31, 1999 and the estimated net sales proceeds from the sale of the property based on a purchase and sales contract with an unrelated third party (see Note 4).

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,313,041 shares of its

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $42,435,559 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

4. Commitment:

   In February 1999, the Partnership entered into an agreement with an unrelated third party to sell the Long John Silver's property in Stockbridge, Georgia. At March 31, 1999, the Partnership established a provision for loss on building related to the anticipated sale of this property (see Note 2). As of May 13, 1999, the sale had not occurred.

5. Reverse Stock Split:

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 2,156,521 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XIV, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XIV, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 22, 1999, except for Note 11

 for which the date is March 11, 1999 and

 Note 12 for which the date is June 3, 1999

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building.............................................. $26,509,264 $25,217,725
Net investment in direct financing leases..............   7,300,102   9,041,485
Investment in joint ventures...........................   3,813,175   3,271,739
Cash and cash equivalents..............................     949,056   1,285,777
Restricted cash........................................         --      318,592
Receivables, less allowance for doubtful accounts of
 $1,105 in 1998........................................      62,824      19,912
Prepaid expenses.......................................       8,389       7,915
Organization costs, less accumulated amortization of
 $10,000 and $8,599....................................         --        1,401
Accrued rental income less allowance for doubtful
 accounts of $12,622 and $6,295........................   1,895,349   1,820,078
                                                        ----------- -----------
                                                        $40,538,159 $40,984,624
                                                        =========== ===========

           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $     2,577 $    10,258
Accrued and escrowed real estate taxes payable.........      18,198      19,570
Distributions payable..................................     928,130     928,130
Due to related parties.................................      25,432       7,853
Rents paid in advance and deposits.....................      88,098      29,656
                                                        ----------- -----------
    Total liabilities..................................   1,062,435     995,467
Partners' capital......................................  39,475,724  39,989,157
                                                        ----------- -----------
                                                        $40,538,159 $40,984,624
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ---------------------------------
                                                1998        1997       1996
                                             ----------  ---------- ----------
Revenues:
 Rental income from operating leases........ $2,792,931  $2,872,283 $2,953,895
 Adjustments to accrued rental income.......   (277,319)        --         --
 Earned income from direct financing
  leases....................................    844,343   1,017,627  1,026,616
 Contingent rental income...................     63,776      21,617      7,014
 Interest and other income..................     90,425      47,287     56,377
                                             ----------  ---------- ----------
                                              3,514,156   3,958,814  4,043,902
                                             ----------  ---------- ----------
Expenses:
 General operating and administrative.......    168,184     154,654    162,163
 Professional services......................     34,309      29,746     24,138
 Bad debt expense...........................        --       10,500        --
 Management fees to related parties.........     37,430      38,626     38,785
 Real estate taxes..........................     17,435       7,192      3,426
 State and other taxes......................     22,498      21,874     18,109
 Loss on termination of direct financing
  lease.....................................     21,873         --         --
 Depreciation and amortization..............    380,814     340,161    340,089
 Transaction costs..........................     25,231         --         --
                                             ----------  ---------- ----------
                                                707,774     602,753    586,710
                                             ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Land and Building from
 Right of Way Taking, Gain on Sale of Land
 and Building, and Provision for Loss on
 Building...................................  2,806,382   3,356,061  3,457,192
Equity in Earnings of Joint Ventures........    317,654     309,879    459,137
Gain on Land and Building from Right of Way
 Taking.....................................     41,408         --         --
Gain on Sale of Land and Building...........     70,798         --         --
Provision for Loss on Building..............    (37,155)        --         --
                                             ----------  ---------- ----------
Net Income.................................. $3,199,087  $3,665,940 $3,916,329
                                             ==========  ========== ==========
Allocation of Net Income:
 General partners........................... $   31,093  $   36,659 $   39,163
 Limited partners...........................  3,167,994   3,629,281  3,877,166
                                             ----------  ---------- ----------
                                             $3,199,087  $3,665,940 $3,916,329
                                             ==========  ========== ==========
Net Income Per Limited Partner Unit......... $     0.70  $     0.81 $    0 .86
                                             ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,500,000   4,500,000  4,500,000
                                             ==========  ========== ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                              General Partners                       Limited Partners
                          ------------------------- ----------------------------------------------------
                                        Accumulated                              Accumulated Syndication
                          Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                          ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................     $1,000      $ 69,818    $45,000,000  $ (6,710,883)  $ 6,855,940 $(5,383,945) $39,831,930
 Distributions to
  limited
  partners ($0.83 per
  limited partner
  unit).................        --            --             --     (3,712,522)          --          --    (3,712,522)
 Net income.............        --         39,163            --            --      3,877,166         --     3,916,329
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       108,981     45,000,000   (10,423,405)   10,733,106  (5,383,945)  40,035,737
 Distributions to
  limited
  partners ($0.83 per
  limited partner
  unit).................        --            --             --     (3,712,520)          --          --    (3,712,520)
 Net income.............        --         36,659            --            --      3,629,281         --     3,665,940
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................      1,000       145,640     45,000,000   (14,135,925)   14,362,387  (5,383,945)  39,989,157
 Distributions to
  limited
  partners ($0.83 per
  limited partner
  unit).................        --            --             --     (3,712,520)          --          --    (3,712,520)
 Net income.............        --         31,093            --            --      3,167,994         --     3,199,087
                             ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................     $1,000      $176,733    $45,000,000  $(17,848,445)  $17,530,381 $(5,383,945) $39,475,724
                             ======      ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,391,042  $ 3,501,064  $ 3,572,793
 Distributions from joint ventures......      343,684      308,220      340,299
 Cash paid for expenses.................     (293,428)    (243,326)    (250,885)
 Interest received......................       73,246       40,232       44,089
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    3,514,544    3,606,190    3,706,296
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  building..............................    1,606,702          --           --
 Proceeds received from right of way
  taking................................       41,408      318,592          --
 Additions to land and buildings on
  operating leases......................     (605,712)         --           --
 Investment in direct financing
  leases................................     (931,237)         --           --
 Investment in joint ventures...........     (568,498)    (121,855)      (7,500)
 Return of capital from joint venture...          --        51,950          --
 Decrease (increase) in restricted
  cash..................................      318,592     (318,592)         --
                                          -----------  -----------  -----------
  Net cash used in investing
   activities...........................     (138,745)     (69,905)      (7,500)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Distributions to limited partners......   (3,712,520)  (3,712,520)  (3,712,522)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,712,520)  (3,712,520)  (3,712,522)
                                          -----------  -----------  -----------
 Net Decrease in Cash and Cash
  Equivalents...........................     (336,721)    (176,235)     (13,726)
 Cash and Cash Equivalents at Beginning
  of Year...............................    1,285,777    1,462,012    1,475,738
                                          -----------  -----------  -----------
 Cash and Cash Equivalents at End of
  Year..................................  $   949,056  $ 1,285,777  $ 1,462,012
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
  Net income............................  $ 3,199,087  $ 3,665,940  $ 3,916,329
                                          -----------  -----------  -----------
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
  Bad debt expense......................          --        10,500          --
  Loss on termination of direct
   financing lease......................       21,873          --           --
  Depreciation..........................      378,381      337,180      337,181
  Amortization..........................        2,433        2,981        2,908
  Equity in earnings of joint ventures,
   net of distributions.................       26,030       (1,659)    (118,889)
  Gain on land and building from right
   of way taking........................      (41,408)         --           --
  Gain on sale of land and building.....      (70,798)         --           --
  Provision for loss on building........       37,155          --           --
  Decrease in net investment in direct
   financing leases.....................       82,359       83,787       74,798
  Increase in receivables...............      (38,232)      (6,935)     (13,946)
  Decrease (increase) in prepaid
   expenses.............................         (474)         328       (4,802)
  Increase in accrued rental income.....     (148,845)    (471,287)    (491,221)
  Increase (decrease) in accounts
   payable and accrued expenses.........       (9,038)      12,017       (8,408)
  Increase (decrease) in due to related
   parties..............................       17,579        6,202       (5,218)
  Increase (decrease) in rents paid in
   advance and deposits.................       58,442      (32,864)      17,564
                                          -----------  -----------  -----------
   Total adjustments....................      315,457      (59,750)    (210,033)
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,514,544  $ 3,606,190  $ 3,706,296
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
 Distributions declared and unpaid at
  December 31...........................  $   928,130  $   928,130  $   928,130
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997 and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XIV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write downs.

                        CNL INCOME FUND XIV , LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its interests in Attalla Joint Venture, Wood-Ridge Real Estate Joint Venture, Salem Joint Venture, Melbourne Joint Venture, and CNL Kingston Joint Venture using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institution with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs were amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

   Reclassification--Certain items in the prior years' financial statements have been reclassified to conform to 1998 presentation. These reclassifications had no effect on partners' capital or net income.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of the leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Land............................................ $16,195,936  $16,425,914
      Buildings.......................................  12,024,577   10,087,524
                                                       -----------  -----------
                                                        28,220,513   26,513,438
      Less accumulated depreciation...................  (1,674,094)  (1,295,713)
                                                       -----------  -----------
                                                        26,546,419   25,217,725
      Less allowance for loss on building.............     (37,155)         --
                                                       -----------  -----------
                                                       $26,509,264  $25,217,725
                                                       ===========  ===========

   During the year ended December 31, 1998, the Partnership sold its property in Madison, Alabama and two properties in Richmond, Virginia, to third parties for a total of $1,667,462 and received net sales proceeds of $1,606,702, resulting in a total gain of $70,798 for financial reporting purposes. These properties were originally acquired by the Partnership in 1993 and 1994, and had costs totalling approximately $1,393,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold these properties for a total of approximately $213,300 in excess of their original purchase prices.

   In addition, in April 1998, the Partnership reached an agreement to accept $360,000 for the property in Riviera Beach, Florida, which was taken through a right of way taking in December 31, 1997. The Partnership had received preliminary sales proceeds of $318,592 as of December 31, 1997. Upon agreement of the final sales price of $360,000, and receipt of the remaining sales proceeds of $41,408, the Partnership recognized a gain of $41,408 for financial reporting purposes. This property was originally acquired by the Partnership in 1994 and had a cost of approximately $276,400, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold this property for a total of approximately $83,600 in excess of its original purchase price.

   In October 1998, the Partnership reinvested approximately $1,537,000 of the net sales proceeds it received from the sales of the properties in Richmond, Virginia and the right of way taking of the property in Riviera Beach, Florida, and a portion of the net sales proceeds it received from the sale of the property in Madison, Alabama, in a property located in Fayetteville, North Carolina.

   At December 31, 1998, the Partnership recorded a provision for loss on building in the amount of $37,155 for financial reporting purposes relating to a Long John Silver's Property. The tenant of this Property filed for

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the Property at December 31, 1998 and the estimated net realizable value for the Property.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997, and 1996, the Partnership recognized $148,845 (net of $6,327 in reserves and $277,319 in write-offs), $471,287 (net of $6,295 in reserves), and $491,221, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,486,272
      2000..........................................................   2,538,562
      2001..........................................................   2,557,759
      2002..........................................................   2,615,117
      2003..........................................................   2,632,784
      Thereafter....................................................  27,438,256
                                                                     -----------
                                                                     $40,268,750
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                         1998          1997
                                                      -----------  ------------
      Minimum lease payments receivable.............. $14,282,003  $ 18,621,827
      Estimated residual values......................   2,373,313     2,842,002
      Less unearned income...........................  (9,355,214)  (12,422,344)
                                                      -----------  ------------
      Net investment in direct financing leases...... $ 7,300,102  $  9,041,485
                                                      ===========  ============

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

      1999.......................................................... $   898,054
      2000..........................................................     899,947
      2001..........................................................     902,770
      2002..........................................................     911,239
      2003..........................................................     914,901
      Thereafter....................................................   9,755,092
                                                                     -----------
                                                                     $14,282,003
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   In January 1998, the Partnership sold its property in Madison, Alabama, for which the building portion had been classified as a direct financing lease. In connection therewith, the gross investment (minimum lease payments receivable and the estimated residual value) and unearned income relating to the building were removed from the accounts (see Note 3).

   In June 1998, four of the Partnership's leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," in June 1998, the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on termination of direct financing lease of $21,873 for financial reporting purposes.

5. Investment in Joint Ventures:

   The Partnership owns a 50 percent, a 72.2% and a 50 percent interest in the profits and losses of Attalla Joint Venture, Salem Joint Venture and Wood-Ridge Real Estate Joint Venture, respectively. The remaining interests in these joint ventures are held by affiliates of the Partnership which have the same general partners.

   In January 1997, Wood-Ridge Real Estate Joint Venture reinvested $502,598 of the remaining net sales proceeds, from the 1996 sales of two properties, in a Taco Bell property in Anniston, Alabama. During the year ended December 31, 1997, the Partnership and the other joint venture partner had each received approximately $52,000, representing a return of capital, for the remaining uninvested net sales proceeds. As of December 31, 1998, the Partnership owned a 50 percent interest in the profits and losses of this joint venture.

   In September 1997, the Partnership entered into a joint venture arrangement, CNL Kingston Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property. In connection therewith, the Partnership contributed amounts to CNL Kingston Joint Venture to fund construction costs relating to the property owned by the joint venture. As of December 31, 1998, the Partnership owned a 39.94% interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In April 1998, the Partnership entered into a joint venture arrangement, Melbourne Joint Venture, with an affiliate of the general partners, to construct and hold one restaurant property, at a total cost of $1,052,552. During 1998, the Partnership contributed amounts to purchase land and pay for construction costs relating to the joint venture and has agreed to contribute additional amounts in 1999 for additional construction costs. As of December 31, 1998, the Partnership owned a 50 percent interest in the profits and losses of this joint venture. When funding is complete, the Partnership expects to have an approximate 50 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with an affiliate.

   As of December 31, 1998, Attalla Joint Venture, Salem Joint Venture, CNL Kingston Joint Venture, and Melbourne Joint Venture each owned and leased one property, and Wood-Ridge Real Estate Joint Venture owned and leased six properties, to operators of fast-food or family-style restaurants. The following presents the joint ventures' condensed financial information at December 31:

                                                           1998       1997
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $6,913,765 $6,008,240
      Net investment in direct financing lease.........    360,790    364,479
      Cash.............................................     87,922     13,842
      Receivables......................................     47,545      2,571
      Accrued rental income............................    194,526    150,621
      Other assets.....................................      1,055      1,257
      Liabilities......................................    171,590    231,061
      Partners' capital................................  7,434,013  6,309,949
      Revenues.........................................    750,147    712,004
      Net income.......................................    615,127    588,835

   The Partnership recognized income totalling $317,654, $309,879, and $459,137 for the years ended December 31, 1998, 1997, and 1996, respectively, from these joint ventures.

6. Restricted Cash:

   In December 1997, the Partnership received preliminary sales proceeds of $318,592 for the property in Riviera Beach, Florida which was taken through a right of way taking. In October 1998, the Partnership reinvested these proceeds in a property in Fayetteville, North Carolina (see Note 3).

7. Allocations and Distributions:

   Generally, all net income and net losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners is subordinated to receipt by the limited partners of an aggregate, ten percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 10% Return").

   Generally, net sales proceeds from the sales of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

their Limited Partners' 10% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from a sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts, and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a sale of properties, in liquidation of the Partnership will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During each of the years ended December 31, 1998 and 1997, the Partnership declared distributions to the limited partners of $3,712,520 and during the year ended December 31, 1996, the Partnership declared distributions to the limited partners of $3,712,522. No distributions have been made to the general partners to date.

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
      Net income for financial reporting
       purposes............................  $3,199,087  $3,665,940  $3,916,329
      Depreciation for tax reporting
       purposes in excess of depreciation
       for financial reporting purposes....     (77,202)   (130,766)   (130,766)
      Direct financing leases recorded as
       operating leases for tax reporting
       purposes............................      82,359      83,787      74,798
      Gain on sale of land and building for
       tax reporting purposes in excess of
       gain for financial reporting
       purposes............................      94,442         --          --
      Gain on land and building from right
       of way taking deferred for tax
       reporting purposes..................     (41,408)        --          --
      Allowance for loss on building.......      37,155         --          --
      Equity in earnings of joint ventures
       for financial reporting purposes
       less than (in excess of) equity in
       earnings of joint ventures for tax
       reporting purposes..................      35,645       3,109    (174,253)
      Capitalization of transaction costs
       for tax reporting purposes..........      25,231         --          --
      Allowance for doubtful accounts......       1,105         --          --
      Accrued rental income................    (148,845)   (471,287)   (491,221)
      Loss on lease termination of direct
       financing lease.....................      21,873         --          --
      Rents paid in advance................      53,442     (32,864)     17,564
      Other................................       1,034     (21,988)     23,878
                                             ----------  ----------  ----------
      Net income for federal income tax
       purposes............................  $3,283,918  $3,095,931  $3,236,329
                                             ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of directors of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

Affiliate. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliates shall determine. The Partnership incurred management fees of $37,430, $38,626, and $38,785 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate Limited Partners' 10% Return plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $110,618, $89,910, and $96,082 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1998, the Partnership acquired a property for a purchase price of approximately $1,537,000 from CNL First Corp., an affiliate of the general partners. CNL First Corp. had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by CNL First Corp. to acquire and carry the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997, totalled $25,432 and $7,853, respectively.

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Long John Silver's, Inc. ..................... $634,121 $850,159 $853,992
      Checkers Drive-In Restaurants, Inc. ..........  628,816  724,612  732,941
      Foodmaker, Inc. ..............................  574,481  562,725  556,100
      Golden Corral Corporation.....................  534,624  520,911  476,350
      Flagstar Enterprises, Inc. ...................  427,801  483,606  498,655
      Denny's, Inc. ................................      N/A  379,767  380,939

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Long John Silver's............................ $634,121 $850,159 $853,992
      Checkers Drive-in Restaurants.................  628,816  724,612  732,941
      Denny's.......................................  625,101  618,154  615,021
      Jack in the Box...............................  574,481  562,725  556,100
      Golden Corral Family Steakhouse Restaurants...  534,624  520,911  476,350
      Hardee's......................................  427,801  483,606  498,655

   The information denoted by N/A indicates that for each period presented, the tenant or group of affiliated tenants and the chains did not represent more than ten percent of the Partnership's total rental and earned income.

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any lessee or restaurant chain contributing more than ten percent of the Partnership's revenues could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

   In June 1998, Long John Silver's, Inc. filed for bankruptcy and rejected the leases relating to four of its nine leases and ceased making rental payments to the Partnership on the rejected leases. The Partnership will not recognize any rental and earned income from these Properties until new tenants for these Properties are located, or until the Properties are sold and the proceeds from such sales are reinvested in additional Properties. While Long John Silver's, Inc. has not rejected or affirmed the remaining five leases, there can be no assurance that some or all of these leases will not be rejected in the future. The lost revenues resulting from the four leases that were rejected, as described above, and the possible rejection of the remaining five leases could have an adverse effect on the results of operations of the Partnership if the Partnership is not able to re-lease these properties in a timely manner. The Partnership entered into new leases, each with a new tenant, for two of the four rejected leases.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,313,041 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $42,435,559 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is

                         CNL INCOME FUND XIV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,156,521 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                         Property                                  Historical
                                        Acquisition                                   CNL
                           Historical    Pro Forma                    Historical   Financial
                              APF       Adjustments       Subtotal     Advisor   Services, Inc.
                          ------------  -----------     ------------  ---------- --------------
        ASSETS:
Land and Building on
 operating
 leases (net
 depreciation)..........   475,787,661   58,749,637 (A)  534,537,298           0            0
Net Investment in Direct
 Financing
 Leases.................   123,270,117            0      123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740            0       41,269,740           0            0
Other Investments.......    16,199,792            0       16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564            0        1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)   10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0        2,007,278           0            0
Receivables (net
 allowances)
 /Due from Related
 Party..................       548,862            0          548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334            0        5,007,334           0            0
Other Assets............     7,723,678            0        7,723,678     490,141      298,498
Goodwill................             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Assets...........  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued
 Liabilities............  $  3,464,190  $         0     $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs
 Payable................    10,172,169            0       10,172,169           0            0
Distributions Payable...             0            0                0     119,808            0
Due to Related Parties..       148,629            0          148,629           0      563,724
Income Tax Payable......             0            0                0           0            0
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)   67,806,518     386,229            0
Deferred Income.........     2,052,530            0        2,052,530           0            0
Rents Paid in Advance...     1,340,636            0        1,340,636           0            0
Minority Interest.......       280,970            0          280,970           0            0
Common Stock............       373,483            0          373,483           0            0
Common Stock--Class A...             0            0                0       6,400        2,000
Common Stock--Class B...             0            0                0       3,600          724
Additional Paid-in-
 capital................   670,005,177            0      670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0      (13,293,639)  2,514,205      134,080
Partners Capital........             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                           As of March 31, 1999

                           Historical                                    Historical
                              CNL       Combining                        CNL Income
                           Financial    Pro Forma           Combined        Funds     Pro Forma          Adjusted
                             Corp.     Adjustments            APF         XIV, Ltd.  Adjustments        Pro Forma
                          ------------ ------------      --------------  ----------- -----------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298   26,345,787   6,067,515 (B2)    566,950,600
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117    7,276,175   1,548,113 (B2)    132,094,405
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027          --            0         289,166,027
Other Investments.......     6,353,482            0          22,553,274            0           0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564    3,863,338   1,072,914 (B2)      6,019,816
Cash and Cash
 Equivalents............     4,896,688   (7,924,311)(B1)      8,819,504      763,678  (2,778,689)(B2)      6,329,493
                                                                                        (475,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521          --            0           2,860,521
Receivables (net
 allowances)
 /Due from Related
 Party..................     1,969,339     (148,629)(C)      14,969,032       36,238     (24,708)(E)      14,980,562
Accrued Rental Income...             0            0           5,007,334    1,987,635  (1,987,635)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835       50,702     (50,702)(B2)      8,450,835
Goodwill................             0   42,813,987 (B1)     42,813,987            0           0          42,813,987
                          ------------ ------------      --------------  ----------- -----------      --------------
 Total Assets...........  $264,700,433 $ 31,948,171      $1,053,531,493  $40,323,553 $ 3,371,808      $1,097,226,854
                          ============ ============      ==============  =========== ===========      ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055  $    45,167 $         0      $    6,004,222
Accrued Construction
 Costs Payable..........             0            0          10,172,169            0           0          10,172,169
Distributions Payable...             0            0             119,808      928,130           0           1,047,938
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405       24,708     (24,708)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0            0           0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228            0           0         295,130,228
Deferred Income.........             0            0           2,052,530            0           0           2,052,530
Rents Paid in Advance...             0            0           1,340,636       66,659           0           1,407,295
Minority Interest.......             0            0             280,970            0                         280,970
Common Stock............             0       61,500 (B1)        434,983            0      21,328 (B2)        456,311
Common Stock--Class A...           200       (8,600)(B1)              0            0           0                   0
Common Stock--Class B...           501       (4,825)(B1)              0            0           0                   0
Additional Paid-in-
 capital................     3,937,095  122,938,500 (B1)    792,943,677            0  42,634,077 (B2)    835,577,754
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (86,776,968)           0           0         (86,776,968)
                                        (73,755,070)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0   39,258,889 (39,258,889)(B2)              0
                          ------------ ------------      --------------  ----------- -----------      --------------
 Total Liabilities and
  Equity................  $264,700,433 $ 31,948,171      $1,053,531,493  $40,323,553 $ 3,371,808      $1,097,226,854
                          ============ ============      ==============  =========== ===========      ==============

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                         Property                                             Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  ------------   -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008   $2,339,153(a) $14,523,161  $        0    $        0   $        0
 Fees...................            0            0              0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763            0      2,214,763      47,213       129,362    5,233,919
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771   $2,339,153    $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269            0      1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364            0        697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0            0              0      23,326       292,575            0
 Interest Expense.......            0            0              0      50,730             0    4,769,268
 State Taxes............      235,208            0        235,208           0             0            0
 Depreciation--Other....            0            0              0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813      349,465(a)   1,898,278           0             0            0
 Amortization...........        7,368            0          7,368           0             0            0
 Transaction Costs......      125,926            0        125,926           0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948      349,465      4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $10,688,823   $1,989,688    $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271            0         17,271           0             0            0
 Gain on Sale of
  Properties............            0            0              0           0             0            0
 Provision For Loss on
  Properties............     (215,797)           0       (215,797)          0             0            0
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before Benefit/
 (Provision) for Federal
 Income Taxes...........   10,490,297    1,989,688     12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0     127,496        48,017       73,166
                          -----------   ----------    -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297   $1,989,688    $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========   ==========    ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38   $      n/a    $       n/a  $      n/a    $      n/a   $      n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........       50.03x          n/a            n/a         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401          n/a     37,347,401         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464          n/a     37,348,464         n/a           n/a          n/a
                          ===========   ==========    ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                           Combining                       Historical CNL
                           Pro Forma           Combined     Income Fund    Pro Forma           Adjusted
                          Adjustments             APF        XIV, Ltd.    Adjustments         Pro Forma
                          -----------         -----------  -------------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161    $ 905,971     $  15,926 (j)     $ 15,445,058
 Fees...................   (2,450,663)(b),(c)   1,256,304            0       (27,872)(k)        1,228,432
 Interest and Other
  Income................       62,068 (d)       7,687,325       10,520             0            7,697,845
                          -----------         -----------    ---------     ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790    $ 916,491     $ (11,946)        $ 24,371,335
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012       61,001       (32,125)(l),(m)    4,697,888
 Management and Advisory
  Fees..................   (1,308,560)(f)               0        9,544       (9,544)(n)                 0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115            0             0               23,115
 Interest Expense.......            0           4,819,998            0             0            4,819,998
 State Taxes............            0             235,208       30,354         8,796 (o)          274,358
 Depreciation--Other....            0              65,819            0             0               65,819
 Depreciation--
  Property..............            0           1,898,278      102,595        25,305 (p)        2,026,178
 Amortization...........   535,175 (h)            542,543        1,331             0              543,874
 Transaction Costs......            0             125,926       33,175             0              159,101
                          -----------         -----------    ---------     ---------         ------------
 Total Expenses.........   (1,443,905)         12,379,899      238,000        (7,568)          12,610,331
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties, and
 Provision for Losses on
 Properties.............   $ (944,690)        $11,086,891    $ 678,491     $  (4,378)        $ 11,761,004
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271       93,686        (5,669)(q)          105,288
 Gain on Sale of
  Properties............            0                   0            0             0                    0
 Provision For Loss on
  Properties............            0            (215,797)     (60,882)            0             (276,679)
                          -----------         -----------    ---------     ---------         ------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...     (944,690)         10,888,365      711,295       (10,047)          11,589,613
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0            0             0                    0
                          -----------         -----------    ---------     ---------         ------------
Net Earnings (Losses)...  $(1,193,369)        $10,888,365    $ 711,295     $ (10,047)        $ 11,589,613
                          ===========         ===========    =========     =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a    $    0.16     $     n/a         $       0.25
                          ===========         ===========    =========     =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a    $    8.72     $     n/a         $      16.42
                          ===========         ===========    =========     =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a    $    0.21     $     n/a         $        n/a
                          ===========         ===========    =========     =========         ============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a          n/a           n/a                 3.27
                          ===========         ===========    =========     =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a    4,500,000           n/a                  n/a
                          ===========         ===========    =========     =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401          n/a     2,132,770           45,630,171 (r)
                          ===========         ===========    =========     =========         ============
Shares Outstanding......    6,150,000          43,498,464          n/a     2,132,770           45,631,234
                          ===========         ===========    =========     =========         ============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                     $(22,864,160)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                       42,571,895
                                                                                             ------------
Adjusted Pro Forma
 Distributions Declared:                                                                     $ 19,707,735 (s)
                                                                                             ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                     $912,603,425 (t)
                                                                                             ============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                     $        216 (u)
                                                                                             ============

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                               Historical
                                       Acquisition                              Historical CNL     CNL
                          Historical    Pro Forma                  Historical     Financial     Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  -----------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661  $21,919,865(a) $55,049,526  $         0    $        0   $         0
 Fees...................            0            0              0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078    22,238,311
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406             0
 Interest Expense.......            0            0              0      148,415             0    21,350,174
 State Taxes............      548,320            0        548,320       19,126             0             0
 Depreciation--Other....            0            0              0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0             0
 Amortization...........       11,808            0         11,808       57,077             0        95,116
 Transaction Costs......      157,054            0        157,054            0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0              0            0             0             0
 Gain on
  Securitization........            0            0              0            0             0     3,694,351
 Other Expenses.........            0            0              0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641      (246,603)
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========    ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........       79.97x          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,570,983     34,219,202          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                                                    Historical
                                                   Combining                        CNL Income
                                                   Pro Forma            Combined       Fund      Pro Forma
                                                  Adjustments              APF      XIV, Ltd.   Adjustments
                                                  ------------         -----------  ----------  -----------
Revenues:
 Rental and Earned Income.....................    $          0         $55,049,526  $3,423,731   $  63,704 (j)
 Fees.........................................     (32,715,768)(b),(c)   3,226,263           0     (78,060)(k)
 Interest and Other Income....................         207,144 (d)      32,221,925      90,425           0
                                                  ------------         -----------  ----------   ---------
 Total Revenue................................    $(32,508,624)        $90,497,714  $3,514,156   $ (14,356)
Expenses:
 General and Administrative...................      (4,241,719)(e)      15,939,556     219,928     (94,999)(l),(m)
 Management and Advisory Fees.................      (4,658,434)(f)               0      37,430     (37,430) (n)
 Fees to Related Parties......................      (2,161,897)(g)         858,787           0           0
 Interest Expense.............................               0          21,498,589           0           0
 State Taxes..................................               0             567,446      22,498      13,260 (o)
 Depreciation--Other..........................               0             199,157           0           0
 Depreciation--Property.......................        (340,898)(r)       6,590,760     378,382     101,222 (p)
 Amortization.................................       2,140,699 (h)       2,304,700       2,432           0
 Transaction Costs............................               0             157,054      25,231           0
                                                  ------------         -----------  ----------   ---------
 Total Expenses...............................      (9,262,249)         48,116,049     685,901     (17,947)
Operating Earnings(Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties and
 Provision for Losses on Properties...........    $(23,246,375)        $42,381,665  $2,828,255   $   3,591
 Equity in Earnings of Joint Venture/Minority
  Interest....................................               0             (14,138)    317,654     (22,677)(q)
 Gain on Sale of Properties...................               0                   0      90,333           0
 Gain on Securitization.......................               0           3,694,351           0           0
 Other Expenses...............................               0                   0           0           0
 Provision For Loss on Properties.............               0            (611,534)    (37,155)          0
                                                  ------------         -----------  ----------   ---------
Net Earnings (Losses) Before Benefit/
 (Provision) for Federal Income Taxes.........     (23,246,375)         45,450,344   3,199,087     (19,086)
 Benefit/(Provision) for Federal Income
  Taxes.......................................       6,898,434 (i)               0           0           0
                                                  ------------         -----------  ----------   ---------
Net Earnings (Losses).........................    $(16,347,941)        $45,450,344  $3,199,087   $ (19,086)
                                                  ============         ===========  ==========   =========
Earnings Per Share/Unit.......................    $        n/a         $       n/a  $     0.71   $     n/a
                                                  ============         ===========  ==========   =========
Book Value Per Share/Unit.....................    $        n/a         $       n/a  $     8.77   $     n/a
                                                  ============         ===========  ==========   =========
Dividends Per Share/Unit......................    $        n/a         $       n/a  $     0.83   $     n/a
                                                  ============         ===========  ==========   =========
Ratio of Earnings to Fixed Charges............             n/a                 n/a         n/a         n/a
                                                  ============         ===========  ==========   =========
Wtd. Avg. Units Outstanding...................             n/a                 n/a   4,500,000         n/a
                                                  ============         ===========  ==========   =========
Wtd. Avg. Shares Outstanding..................       6,150,000          40,369,202         n/a   2,132,770
                                                  ============         ===========  ==========   =========
Shares Outstanding............................       6,150,000          43,522,684         n/a   2,132,770
                                                  ============         ===========  ==========   =========
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from Statement
  of Cashflows................................
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable..........
 Addback Pro Forma Investments in Notes
  Receivable..................................
Adjusted Pro Forma Distributions Declared:
Pro Forma Wtd. Avg. Dollars Outstanding.......
Pro Forma Cash Distributions Declared per
 $10,000 Investment...........................
                                                    Adjusted
                                                    Pro Forma
                                                  -----------------
Revenues:
 Rental and Earned Income.....................    $  58,536,961
 Fees.........................................        3,148,203
 Interest and Other Income....................       32,312,350
                                                  -----------------
 Total Revenue................................    $  93,997,514
Expenses:
 General and Administrative...................       16,064,485
 Management and Advisory Fees.................                0
 Fees to Related Parties......................          858,787
 Interest Expense.............................       21,498,589
 State Taxes..................................          603,204
 Depreciation--Other..........................          199,157
 Depreciation--Property.......................        7,070,364
 Amortization.................................        2,307,132
 Transaction Costs............................          182,285
                                                  -----------------
 Total Expenses...............................       48,784,003
Operating Earnings(Losses) Before Equity in
 Earnings of Joint Ventures/Minority
 Interests, Gain on Sale of Properties and
 Provision for Losses on Properties...........    $  45,213,511
 Equity in Earnings of Joint Venture/Minority
  Interest....................................          280,839
 Gain on Sale of Properties...................           90,333
 Gain on Securitization.......................        3,694,351
 Other Expenses...............................                0
 Provision For Loss on Properties.............         (648,689)
                                                  -----------------
Net Earnings (Losses) Before Benefit/
 (Provision) for Federal Income Taxes.........       48,630,345
 Benefit/(Provision) for Federal Income
  Taxes.......................................                0
                                                  -----------------
Net Earnings (Losses).........................    $  48,630,345
                                                  =================
Earnings Per Share/Unit.......................    $        1.14
                                                  =================
Book Value Per Share/Unit.....................    $       16.46
                                                  =================
Dividends Per Share/Unit......................    $         n/a
                                                  =================
Ratio of Earnings to Fixed Charges............            3.20x
                                                  =================
Wtd. Avg. Units Outstanding...................              n/a
                                                  =================
Wtd. Avg. Shares Outstanding..................       42,501,972 (s)
                                                  =================
Shares Outstanding............................       45,655,454
                                                  =================
Calculation of Pro Forma Distributions Declared:
 Pro Forma Cash from Operations from Statement
  of Cashflows................................    $  59,041,728
 Addback Pro Forma Net Cash Proceeds from
  Securitization of Notes Receivable..........     (265,871,668)
 Addback Pro Forma Investments in Notes
  Receivable..................................      288,590,674
                                                  -----------------
Adjusted Pro Forma Distributions Declared:        $  81,760,734 (t)
                                                  =================
Pro Forma Wtd. Avg. Dollars Outstanding.......    $ 850,039,437 (u)
                                                  =================
Pro Forma Cash Distributions Declared per
 $10,000 Investment...........................    $         962 (v)
                                                  =================

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                  Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- -----------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $  (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0              0
 Amortization expense...          7,368             0             7,368            0       26,238        424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0              0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0        (73,166)
 Gain on
  securitization........              0             0                 0            0            0              0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0              0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)        (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0              0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0       (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0    (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0      6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0       (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0         55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811              0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0              0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0              0
 Decrease (increase) in
  intangibles and other
  assets................                                                     (30,554)                      7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)      (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0              0
 Decrease in accrued
  interest..............              0             0                 0            0            0       (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365             0           386,365            0            0              0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)   (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)   (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0              0
 Additions to land and
  buildings on operating
  leases................    (77,028,830   (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)             0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0              0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0              0
 Aqcuisition of
  businesses............

 Purchase of other
  investments...........              0             0                 0            0            0              0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0              0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0        134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0              0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0              0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0              0
 Collection on notes
  receivable............        239,596             0           239,596            0            0              0
 Decrease in restricted
  cash..................              0             0                 0            0            0              0
 Increase in intangibles
  and other assets......              0             0                 0            0            0              0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0              0
 Other..................              0             0                 0            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)       134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572              0
 Contributions from
  limited partners......              0             0                 0            0            0              0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0              0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0              0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763            0            0     49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)   (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0              0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0              0
 Distributions to
  limited partners......              0             0                 0            0            0              0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0              0
 Other..................       (200,234)            0          (200,234)           0            0         (9,602)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    22,953,518        41,563,722    1,288,673       18,187     39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)     2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573      2,526,078
                          -------------  ------------     -------------  -----------    ---------    -----------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $ 4,896,688
                          =============  ============     =============  ===========    =========    ===========

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                         Historical
                           Combining                         CNL
                           Pro Forma                     Income Fund  Pro Forma        Adjusted
                          Adjustments     Combined APF    XIV, Ltd.  Adjustments       Pro Forma
                          -----------     -------------  ----------- -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,193,369)(a) $  10,888,365   $711,295   $   (10,047)(a) $  11,589,613
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0         1,937,859    102,595        25,305 (b)     2,065,759
 Amortization expense...      535,175 (c)       993,478      1,331             0           994,809
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763          0             0             7,763
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234     (6,301)        5,669 (d)        22,602
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                 0          0             0                 0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631     60,882             0           203,513
 Gain on
  securitization........            0                 0          0             0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0          0             0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)    26,586             0          (683,029)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0          0             0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0          (449,580)         0             0          (449,580)
 Investment in notes
  receivable............            0       (42,571,895)         0             0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907          0             0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)         0             0          (402,461)
 Decrease in due from
  related party.........            0            55,382          0             0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359    (10,386)            0            18,973
 Decrease in net
  investment in direct
  financing leases......            0           787,375     23,927             0           811,302
 Increase in accrued
  rental income.........            0        (1,047,421)   (92,286)            0        (1,139,707)
 Decrease (increase) in
  intangibles and other
  assets................            0           (22,612)         0             0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)    24,392             0          (743,875)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0            97,403       (724)            0            96,679
 Decrease in accrued
  interest..............            0          (362,877)         0             0          (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0           386,365    (21,439)            0           364,926
 Increase (decrease) in
  deferred rental
  income................            0           862,647          0             0           862,647
                          -----------     -------------   --------   -----------     -------------
 Total adjustments......      535,175       (34,593,325)   108,577        30,974       (34,453,774)
                          -----------     -------------   --------   -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)   819,872        20,927       (22,864,161)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                 0          0             0                 0
 Additions to land and
  buildings on operating
  leases................                   (135,820,136)         0                    (135,820,136)
 Investment in direct
  financing leases......            0       (29,608,346)         0             0       (29,608,346)
 Investment in joint
  venture...............            0          (117,662)   (44,120)            0          (161,782)
 Aqcuisition of
  businesses............   (7,924,311)(f)    (7,924,311)              (2,778,689)(g)   (11,178,000)
                                                                        (475,000)(g)
 Purchase of other
  investments...........            0                 0          0             0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                 0          0             0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0           134,981          0             0           134,981
 Investment in mortgage
  notes receivable......            0        (1,388,463)         0             0        (1,388,463)
 Collections on mortgage
  note receivable.......            0            75,010          0             0            75,010
 Investment in notes
  receivable............            0        (1,087,483)         0             0        (1,087,483)
 Collection on notes
  receivable............            0           239,596          0             0           239,596
 Decrease in restricted
  cash..................            0                 0          0             0                 0
 Increase in intangibles
  and other assets......            0                 0          0             0                 0
 Investment in
  certificates of
  deposit...............            0                 0          0             0                 0
 Other..................            0                 0    (33,000)            0           (33,000)
                          -----------     -------------   --------   -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (7,924,311)     (175,496,814)   (77,120)   (3,253,689)     (178,827,623)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0         1,519,980          0             0         1,519,980
 Contributions from
  limited partners......            0                 0          0             0                 0
 Contributions from
  holder of minority
  interest..............            0                 0          0             0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0        (1,142,237)         0             0        (1,142,237)
 Payment of stock
  issuance costs........            0          (722,001)         0             0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0       119,974,697          0             0       119,974,697
 Payment on line of
  credit/notes payable..            0       (22,874,147)         0             0       (22,874,147)
 Retirement of shares of
  common stock..........            0                 0          0             0                 0
 Distributions to
  holders of minority
  interest..............            0            (8,610)         0             0            (8,610)
 Distributions to
  limited partners......            0                 0   (928,130)            0          (928,130)
 Distributions to
  stockholders..........            0       (14,237,405)         0             0       (14,237,405)
 Other..................            0          (209,836)         0             0          (209,836)
                          -----------     -------------   --------   -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        82,300,441   (928,130)            0        81,372,311
Net increase in cash....   (8,582,505)     (116,901,333)  (185,378)   (3,232,762)     (120,319,473)
Cash at beginning of
 year...................            0       127,401,796    949,056             0       128,350,852
                          -----------     -------------   --------   -----------     -------------
Cash at end of year.....  $(8,582,505)    $ (10,500,463)  $763,678   $(3,232,762)    $  (8,031,379)
                          ===========     =============   ========   ===========     =============

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                            Restated     Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $  32,152,408  $ 19,030,497 (a) $  51,182,905  $10,656,379     $(468,133)  $     427,134
Adjustments to reconcile
 net income(loss) to net
 cash provided by (used
 in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                          11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                          30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                        (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                               0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                         611,534            0             0         398,042
 Gain on
  securitization........              0                               0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                               0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                         899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                               0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                               0            0             0               0
 Investment in notes
  receivable............              0                               0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                               0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                               0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                               0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                               0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                       1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                     (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                        (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                         467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                          31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                               0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                         436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                         693,372            0             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867     2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided
  by(used in) operating
  activities............     39,116,275    21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                       2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                    (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                       (974,696)           0             0               0
 Acquisition of
  businesses
 Purchase of other
  investments...........    (16,083,055)                    (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                               0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                               0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                     (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                         291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                     (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                       1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                               0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                     (6,281,069)           0             0               0
                                      0                               0            0             0               0
 Other..................              0                               0      200,000             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided
  by(used in) investing
  activities............   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                     385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                               0            0             0               0
                                      0                               0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                     (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                    (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    33,656,518 (e)    41,348,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                         (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                       (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                        (34,073)           0             0               0
 Distributions to
  limited partners......              0                               0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                    (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                        (95,101)           0            24      (2,500,011)
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase(decrease)
 in cash................     75,613,060    (3,173,214)       72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                      47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $ (3,173,214)    $ 120,026,583  $   713,308       962,573       2,526,078
                          =============  ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                          Historical
                           Combining                      CNL Income    Merger
                           Pro Forma         Combined        Funds     Pro Forma        Adjusted
                          Adjustments           APF       XIV, Ltd.   Adjustments       Pro Forma
                          ------------     -------------  ----------  -----------     -------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $(16,347,941)(a) $  45,450,344  $3,199,087  $   (19,086)(a) $  48,630,345
Adjustments to reconcile
 net income(loss) to net
 cash provided by(used
 in) operating
 activities:
 Depreciation...........      (340,898)(b)     6,789,917     378,381      101,222 (b)     7,269,520
 Amortization expense...     2,140,699 (c)     4,454,783       2,433                      4,457,216
 Minority interest in
  income of consolidated
  joint venture.........                          30,156           0                         30,156
 Equity in earnings of
  joint ventures, net of
  distributions.........                         (15,440)     26,030       22,677 (d)        33,267
 Loss(gain) on sale of
  land, building, net
  investment in direct
  leases................                               0     (90,333)                       (90,333)
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                       1,009,576      37,155                      1,046,731
 Gain on
  securitization........                      (3,356,538)          0                     (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                     265,871,668           0                    265,871,668
 Decrease(increase) in
  other receivables.....                      (2,543,413)    (38,232)                    (2,581,645)
 Increase in accrued
  interest income
  included in notes
  receivable............                        (170,492)          0                       (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                               0           0                              0
 Investment in notes
  receivable............                    (288,590,674)          0                   (288,590,674)
 Collections on notes
  receivable............                      23,539,641           0                     23,539,641
 Decrease in restricted
  cash..................                       2,504,091           0                      2,504,091
 Decrease(increase) in
  due from related
  party.................                        (953,688)          0                       (953,688)
 Increase in prepaid
  expenses..............                           7,246        (474)                         6,772
 Decrease in net
  investment in direct
  financing leases......                       1,971,634      82,359                      2,053,993
 Increase in accrued
  rental income.........                      (2,187,652)   (148,845)                    (2,336,497)
 Increase in intangibles
  and other assets......                        (154,351)          0                       (154,351)
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities...........                         846,680      (9,038)                       837,642
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                        (133,364)     17,579                       (115,785)
 Increase in accrued
  interest..............                         (77,968)          0                        (77,968)
 Increase in rents paid
  in advance and
  deposits..............                         436,843      58,442                        495,285
 Decrease in deferred
  rental income.........                         693,372           0                        693,372
                          ------------     -------------  ----------  -----------     -------------
 Total adjustments......     1,799,801         9,972,027     315,457      123,899        10,411,383
                          ------------     -------------  ----------  -----------     -------------
 Net cash provided
  by(used in) operating
  activities............   (14,548,140)       55,422,371   3,514,544      104,813        59,041,728
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                       2,385,941   1,606,702                      3,992,643
 Additions to land and
  buildings on operating
  leases................                    (259,469,347)   (605,712)                  (260,075,059)
 Investment in direct
  financing leases......                     (47,115,435)   (931,237)                   (48,046,672)
 Investment in joint
  venture...............                        (974,696)   (568,498)                    (1,543,194)
 Acquisition of
  businesses                (7,924,311)(f)    (7,924,311)              (2,778,689)(g)   (11,178,000)
                                                                         (475,000)(g)
 Purchase of other
  investments...........                     (16,083,055)          0                    (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                         295,514           0                        295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................                         212,821           0                        212,821
 Investment in mortgage
  notes receivable......                      (2,886,648)          0                     (2,886,648)
 Collections on mortgage
  note receivable.......                         291,990           0                        291,990
 Investment in equipment
  notes receivable......                      (7,837,750)          0                     (7,837,750)
 Collections on
  equipment notes
  receivable............                       3,046,873           0                      3,046,873
 Decrease in restricted
  cash..................                               0     318,592                        318,592
 Increase in intangibles
  and other assets......                      (6,281,069)          0                     (6,281,069)
                                                       0           0                              0
 Other..................                         200,000      41,408                        241,408
                          ------------     -------------  ----------  -----------     -------------
 Net cash provided
  by(used in) investing
  activities............    (7,924,311)     (342,139,172)   (138,745)  (3,253,689)     (345,531,606)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                     386,592,011           0                    386,592,011
 Contributions from
  limited partners......                               0           0                              0
                                                       0           0                              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                      (4,574,925)          0                     (4,574,925)
 Payment of stock
  issuance costs........                     (34,579,650)          0                    (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                     455,102,478           0                    455,102,478
 Payment on line of
  credit/notes payable..                    (411,813,826)          0                   (411,813,826)
 Retirement of shares of
  common stock..........                        (639,528)          0                       (639,528)
 Distributions to
  holders of minority
  interest..............                         (34,073)          0                        (34,073)
 Distributions to
  limited partners......                               0  (3,712,520)                    (3,712,520)
 Distributions to
  stockholders..........                     (48,813,637)          0                    (48,813,637)
 Other..................                      (2,595,088)          0                     (2,595,088)
                          ------------     -------------  ----------  -----------     -------------
 Net cash provided
  by(used in) financing
  activities............             0       338,643,762  (3,712,520)           0       334,931,242
Net increase(decrease)
 in cash................   (22,472,451)       51,926,961    (336,721)  (3,148,876)       48,441,364
Cash at beginning of
 year...................                      49,829,130   1,285,777                     51,114,907
                          ------------     -------------  ----------  -----------     -------------
Cash at end of year.....   (22,472,451)      101,756,091  $  949,056  $(3,148,876)    $  99,556,271
                          ============     =============  ==========  ===========     =============

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                      PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

     through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                               CNL
                                            Financial
                                            Services
                                 Advisor      Group      Income Fund      Total
                               ----------- -----------  -------------  ------------
     Shares Offered..........    3,800,000   2,350,000   2,132,770.25  8,282,770.25
     Exchange Value..........  $        20 $        20  $          20  $         20
                               ----------- -----------  -------------  ------------
     Share Consideration.....  $76,000,000 $47,000,000  $  42,655,405  $165,655,405
     Cash Consideration......          --          --         475,000       475,000
     APF Transaction Costs...    4,896,322   3,027,989      2,778,689    10,703,000
                               ----------- -----------  -------------  ------------
         Total Purchase
          Price..............  $80,896,322 $50,027,989  $  45,909,094  $176,833,405
                               =========== ===========  =============  ============
     Allocation of Purchase
      Price:

     Net Assets--Historical..  $ 7,141,252 $10,006,878  $  39,258,889  $ 56,407,019
     Purchase Price Adjust-
      ments:
       Land and buildings on
        operating leases.....                               6,067,515     6,067,515
       Net investment in
        direct financing
        leases...............                               1,548,113     1,548,113
       Investment in joint
        ventures.............                               1,072,914     1,072,914
       Accrued rental in-
        come.................                              (1,987,635)   (1,987,635)
       Intangibles and other
        assets...............               (2,792,876)       (50,702)   (2,843,578)
       Goodwill*.............               42,813,987            --     42,813,987
       Excess purchase
        price................   73,755,070         --             --     73,755,070
                               ----------- -----------  -------------  ------------
         Total Allocation....  $80,896,322 $50,027,989  $  45,909,094  $176,833,405
                               =========== ===========  =============  ============

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

   The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,755,070 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,813,987 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1.Common Stock
      (CFA, CFS, CFC)
      -- Class A......       8,600
       Common Stock
        (CFA, CFS,
        CFC) -- Class
        B.............       4,825
       APIC (CFA, CFS,
        CFC)..........  13,857,645
       Retained Earn-
        ings..........   3,277,060
       Accumulated
        distributions
        in excess of
        earnings......  73,755,070
       Goodwill for
        CFC (Intangi-
        bles and other
        assets).......  42,813,987
         CFC/CFS Org
          Costs/Other
          Assets......               2,792,876
         Cash to pay
          APF transac-
          tion costs..               7,924,311
         APF Common
          Stock.......                  61,500
         APF APIC.....             122,938,500
       (To record ac-
        quisition of
        CFA, CFS and
        CFC)
     2.Partners Capi-
      tal.............  39,258,889
       Land and build-
        ings on oper-
        ating leases..   6,067,515
       Net investment
        in direct fi-
        nancing
        leases........   1,548,113
       Investment in
        joint ven-
        tures.........   1,072,914
         Accrued
          rental in-
          come........               1,987,635
         Intangibles
          and other
          assets......                  50,702
         Cash to pay
          APF Transac-
          tion costs..               2,778,689
         Cash consid-
          eration to
          Income In-
          come Fund...                 475,000
         APF Common
          Stock.......                  21,328
         APF APIC.....              42,634,077
       (To record ac-
        quisition of
        Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $24,708 in related party payables recorded as receivables by the Advisor.

5.Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

       through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates......................... $  (292,575)
         Secured equipment lease fees.............................     (26,127)
         Advisory fees............................................     (63,393)
         Reimbursement of administrative costs....................    (182,125)
         Acquisition fees.........................................      (9,483)
         Underwriting fees........................................        (211)
         Administrative, executive and guarantee fees.............    (290,036)
         Servicing fees...........................................    (257,767)
         Development fees.........................................     (14,678)
         Management fees..........................................    (697,364)
                                                                   -----------
           Total.................................................. $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income................................................ $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs........................... $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $  (697,364)
         Administrative executive and guarantee fees..............    (290,036)
         Servicing fees...........................................    (257,767)
         Advisory fees............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill..................................... $535,175

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $15,926 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $ (9,544)
         Reimbursement of administrative costs.......................  (18,328)
                                                                      --------
                                                                      $(27,872)
                                                                      ========

    (l) Represents the elimination of $18,328 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $13,797 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $9,544 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $8,796 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $25,305 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $5,669 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates........................ $ (1,773,406)
         Secured equipment lease fees............................      (54,998)
         Advisory fees...........................................     (305,030)
         Reimbursement of administrative costs...................     (408,762)
         Acquisition fees........................................  (21,794,386)
         Underwriting fees.......................................     (388,491)
         Administrative, executive and guarantee fees............   (1,233,043)
         Servicing fees..........................................   (1,570,331)
         Development fees........................................     (229,153)
         Management fees.........................................   (1,851,004)
                                                                  ------------
           Total................................................. $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income............................................... $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs......................... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $(1,851,004)
         Administrative executive and guarantee fees..............  (1,233,043)
         Servicing fees...........................................  (1,269,357)
         Advisory fees............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill................................... $2,140,699

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $63,704 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $(37,430)
         Reimbursement of administrative costs.......................  (40,630)
                                                                      --------
                                                                      $(78,060)
                                                                      ========

    (l) Represents the elimination of $40,630 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $54,369 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $37,430 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $13,260 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $101,222 as a result of adjusting the historical basis of the real estate owned indirectly by the Income Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $22,677 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

           CNL AMERICAN PROPERTIES FUND, INC., AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non-Cash Investing Activities

  On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non Cash Investing Activities:

  On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XIV, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XIV, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                 Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XIV, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

  1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

  1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

       "(B) Notes in accordance with Section 4.4 below."

  1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

       "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

       "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

  1.6 The following subsection shall be added to Section 10.2

     "(g) The aggregate face amount of the Notes to be issued to Dissenting
  Limited Partners shall not   have exceeded 15% of the value of the Share
  Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                              By: James M. Seneff, Jr.

                                             Its: Chairman and Chief Executive
                                                       Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                              By: Robert A. Bourne

                                              Its: President

                                          CNL APF GP CORP.

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                              By: Robert A. Bourne

                                              Its: President

                                          CNL INCOME FUND IX, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                              By: James M. Seneff, Jr.

                                              Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                              By: James M. Seneff, Jr.

                                              Its: Chief Executive Officer

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                               Robert A. Bourne, as General
                                                       Partner

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                             James M. Seneff, Jr., as General
                                                       Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XIV, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,313,041 fully paid and nonassessable APF Common Shares (2,156,521 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $38,309,732, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,686,959 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,500,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,313,041 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $431,304 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XIV, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                           CNL Income Fund XIV, Ltd.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620,109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on September 25, 1992, adopts the following certificate of amendment to its certificate of limited partnership:

  FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

  SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

  THIRD: Signature(s)
  Signature of current general partner(s):

                                          _____________________________________
                                                   James M. Seneff, Jr.

                                          _____________________________________
                                                     Robert A. Bourne

                                          CNL Realty Corporation


                                          By:
                                            ___________________________________
                                            Name:

   Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

James M. Seneff, Jr.
Robert A. Bourne
400 East South Street
Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XIV, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XIV, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                          FOR CNL INCOME FUND XV, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund XV, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective on June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds, that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service real estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 1,866,951 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties and to make mortgage loans, to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

  . We are uncertain as to the value at which APF Shares will trade following listing.

  . We have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

  . Unlike your Income Fund, APF will not be prohibited from incurring indebtedness.

  .  As stated below, the Acquisition is a taxable transaction.

  .  The Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding limited partnership units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the form of 7.0% callable notes due     ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes option if you vote "Against" the Acquisition, and you elect to receive the notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are an individual person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect to receive notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that your loss per average $10,000 investment in your Income Fund will be $(140). To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 1,866,951 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares will trade at prices substantially below the exchange value or the historical book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $820, $850 and $800, respectively, in distributions per $10,000 investment to you. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, while we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple-net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 563 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, any investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

You may not receive the potential appreciation of your Income Fund's restaurant property portfolio if your Income Fund is acquired.

   Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2031. At the time of your Income Fund's formation, we contemplated that its investment program would terminate and its investments would be liquidated some time between 2001 and 2006. If your Income Fund is acquired by APF in the Acquisition, your Income Fund will be liquidated prior to the originally contemplated timeframe. Due to the lack of certainty with respect to the potential appreciation of APF Shares, an investment in APF Shares may not outperform the potential appreciation of your investment in your Income Fund if your Income Fund had remained in existence at least until the contemplated liquidation date.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. We cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholders distributions..

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.02%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.77x and its ratio of debt-to-total assets would have been 27.05%. Up through the time immediately prior to of the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former Limited Partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes, including income, service, real estate and other taxes, or mandatory employee benefits.

 Tax Risks

   APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners of each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive the notes. You should note that the APF shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                                                                                               Estimated Value
Original Limited      Original Limited                                              Estimated   of APF Shares
     Partner        Partner Investments                                             Value of     per Average
Investments Less   Less Any Distributions Number of APF   Estimated                APF Shares      $10,000
Any Distributions  of Net Sales Proceeds     Shares      Value of APF   Estimated     after       Original
     of Net             per $10,000        Offered to   Shares Payable Acquisition Acquisition Limited Partner
Sales Proceeds(1)  Original Investment(1)  Income Fund  to Income Fund  Expenses    Expenses     Investment
-----------------  ---------------------- ------------- -------------- ----------- ----------- ---------------
$40,000,000               $10,000           1,866,951    $37,339,020    $422,000   $36,917,020     $9,229

--------
(1) Income Fund has had no distributions of net sales proceeds.

   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due   , 2004.
The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will mature on
  , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                        EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition. Acquisition expenses are expected to range from 1.1% to 1.4% of the estimated value of the APF Shares payable to each Income Fund.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

   Legal Fees(1)...................................................... $ 21,758
   Appraisals and Valuation(2)........................................    8,080
   Fairness Opinions(3)...............................................   30,000
   Solicitation Fees(4)...............................................   14,819
   Printing and Mailing(5)............................................   96,919
   Accounting and Other Fees(6).......................................   54,043
                                                                       --------
     Subtotal.........................................................  225,619

                           Closing Transaction Costs

   Title, Transfer Tax and Recording Fees(7)..........................   90,084
   Legal Closing Fees(8)..............................................   44,496
   Partnership Liquidation Costs(9)...................................   61,801
                                                                       --------
     Subtotal.........................................................  196,381
                                                                       --------
   Total.............................................................. $422,000
                                                                       ========

  --------

  (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

  (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

  (3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

  (4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

  (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

  (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

  (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

  (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

  (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer facts sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of the Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (February 23, 1994). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
    (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on         , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the consent form constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999 by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
  , 1999 and will continue until the later of (a)        , 1999 a date not less
than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote -- Required Amendment to the Partnership Agreement." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall cost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners following the Acquisition":

                                        Year Ended December 31,   Quarter Ended
                                       --------------------------   March 31,
                                         1996     1997     1998       1999
                                       -------- -------- -------- -------------
Historical Distributions Paid to the
 General Partners and Affiliates:
  General Partner Distributions......       --       --       --         --
  Accounting and Administrative
   Services..........................  $ 87,265 $ 78,051 $ 92,573    $25,551
  Broker/Dealer Commissions
  Property Management Fees...........    35,126   35,321   33,990      8,051
  Due Diligence and Marketing Support
   Fees..............................       --       --       --         --
  Acquisition Fees...................       --       --       --         --
  Asset Management Fees..............       --       --       --         --
  Real Estate Disposition Fees(1)....       --       --       --         --
                                       -------- -------- --------    -------
    Total historical.................  $122,391 $113,372 $126,563    $33,602
Pro Forma Distributions to Be Paid to
 the General Partners following the
 Acquisition:
  Cash Distributions on APF Shares...       --       --       --         --
  Salary Compensation................       --       --       --         --
                                       -------- -------- --------    -------
    Total pro forma..................       --       --       --         --
                                       ======== ======== ========    =======

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary -- Our Reasons for Supporting the Acquisition -- Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                             Quarter Ended
                                 Year Ended December 31,     March 31, 1999
                                 ------------------------ --------------------
                                 1994 1995 1996 1997 1998 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $406 $725 $820 $850 $654    $169      $119
Distributions from Return of
 Capital........................    3  --   --   --   146      31        80
                                 ---- ---- ---- ---- ----    ----      ----
Total........................... $409 $725 $820 $850 $800    $200      $199
                                 ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   Cash distributions for the years ended December 31, 1997 include $250,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income

Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to Income Fund if it is acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. We compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. In addition, we believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to the restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you will have the opportunity, as an APF stockholder, to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) notwithstanding that Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and
(3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .  the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of the Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a ongoing concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore, it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

     (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

     (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

     (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                               Original                                           Estimated Value of
                           Limited Partner                                          APF Shares per
                           Investments Less                                        Average $10,000
                          any Distributions   GAAP Book Liquidation Going Concern  Original Limited
                         of Sales Proceeds(1)   Value    Value(2)     Value(2)    Partner Investment
                         -------------------- --------- ----------- ------------- ------------------
CNL Income Fund XV,
 Ltd. ..................       $10,000         $8,837     $8,291       $9,182           $9,229

--------

(1) Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the Prospectus/Consent Solicitation Statement.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement and state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received, of the Acquisition. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition assuming only your Income Fund is acquired, we are expected to receive two material benefits. These benefits include:

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such Plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see " Taxation of APF" and " Taxation of Stockholders Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                           Estimated Gain/(Loss)
                                                            per Average $10,000
                                                             Original Limited
                                                           Partner Investment(1)
                                                           ---------------------
CNL Income Fund XV, Ltd. .................................         $(140)

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be at prices significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and/or notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, and that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable assets used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section

1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive cash and Notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the Notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "-- Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Income Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units. Your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501(c)(7), (9), (17) or (20) an organization described in section 501(c)(7) (social clubs), section 501(c)(9) (voluntary employees' beneficiary associations), section 501(c)(17) (supplemental unemployment benefit trusts) or section 501(c)(20) (qualified group legal services plans) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations -- Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                     Property                                 Historical   Historical
                                    Acquisition                                  CNL          CNL       Combining
                       Historical    Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  -----------    -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0           0               0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763           0       2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269           0       1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364           0         697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0           0               0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0           0               0      50,730             0    4,769,268            0
 State Taxes......         235,208           0         235,208           0             0            0            0
 Depreciation--
 Other............               0           0               0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813     349,465(a)    1,898,278           0             0            0            0
 Amortization.....           7,368           0           7,368           0             0            0      536,542 (h)
 Transaction
 Costs............         125,926           0         125,926           0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650   (1,442,538)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (946,057)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271           0          17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0           0               0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)          0        (215,797)          0             0            0            0
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)    (946,057)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0           0               0     127,496        48,017       73,166     (248,679)(i)
                       -----------  ----------     -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses).........     $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,194,736)
                       ===========  ==========     ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income Acquisitions
                        Combined     Fund XV,   Pro Forma          Adjusted
                           APF         Ltd.    Adjustments         Pro Forma
                       ------------ ---------- ------------------ ------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 804,208    $  11,890(j)     $15,339,259
 Fees.............       1,256,304          0    ( 23,253)(k)       1,233,051
 Interest and
 Other Income.....       7,687,325     11,104           0           7,698,429
                       ------------ ---------- ------------------ ------------
  Total Revenue...     $23,466,790   $815,312    $(11,363)        $24,270,739
 Expenses:
 General and
 Administrative...       4,669,012     57,611    ( 26,638)(l),(m)   4,699,985
 Management and
 Advisory Fees....               0      8,051      (8,051)(n)               0
 Fees to Related
 Parties..........          23,115          0           0              23,115
 Interest
 Expense..........       4,819,998          0           0           4,819,998
 State Taxes......         235,208     21,191       7,614 (o)         264,013
 Depreciation--
 Other............          65,819          0           0              65,819
 Depreciation--
 Property.........       1,898,278     74,838      14,696 (p)       1,987,812
 Amortization.....         543,910        661           0             544,571
 Transaction
 Costs............         125,926     32,820           0             158,746
                       ------------ ---------- ------------------ ------------
  Total Expenses..      12,381,266    195,172     (12,379)         12,564,059
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $11,085,524  $ 620,140    $  1,016         $11,706,680
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     61,901      (3,225)(q)          75,947
 Gain on Sale of
 Properties.......               0          0           0                   0
 Provision For
 Loss on
 Properties.......        (215,797)         0           0            (215,797)
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,886,998    682,041      (2,209)         11,566,830
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0           0                   0
                       ------------ ---------- ------------------ ------------
 Net Earnings
 (Losses).........     $10,886,998  $ 682,041    $ (2,209)        $11,566,830
                       ============ ========== ================== ============

                       Quarter Ended March 31, 1999

                                Property                                Historical    Historical
                               Acquisition                                 CNL           CNL       Combining
                   Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                      APF      Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                  ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total properties
owned at end of
period..........           513          29             542        n/a          n/a            n/a         n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......  $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......  $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......  $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...        50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...           n/a         n/a             n/a        n/a          n/a            n/a         n/a
                  ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...    37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                  ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....    37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                  ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......    14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......           191         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....  $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......  $ 41,269,740           0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Accounts
receivable,
net.............  $    548,862           0    $    548,862 $7,141,967   $5,457,493   $  1,969,339    (148,629)(w)
Investment
in/due from
joint ventures..  $  1,083,564           0    $  1,083,564 $      --    $      --    $        --            0
Total assets....  $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,771,317 (v1),(w)
Total
liabilities.....  $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $  (420,370)(w),(x)
Total equity....  $657,085,021           0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,191,687 (v1),(x)
                                 Historical
                                 CNL Income
                     Combined     Fund XV,    Pro Forma              Adjusted
                       APF          Ltd.     Adjustments            Pro Forma
                  -------------- ----------- -------------------- ------------------
Other data:
Total properties
owned at end of
period..........             542          50        n/a                      592
                  ============== =========== ==================== ==================
Earnings per
share/unit......  $          n/a $      0.17 $      n/a           $         0.26
                  ============== =========== ==================== ==================
Book value per
share/unit......  $          n/a $      8.84 $      n/a           $        16.39
                  ============== =========== ==================== ==================
Dividends per
share/unit......  $          n/a $      0.20 $      n/a           $          n/a
                  ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...             n/a         n/a        n/a                    3.26x
                  ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...             n/a   4,000,000        n/a                      n/a
                  ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...      43,497,401         n/a  1,845,851               45,343,252 (r)
                  ============== =========== ==================== ==================
Shares
outstanding.....      43,498,464         n/a  1,845,851               45,344,315
                  ============== =========== ==================== ==================
Cash
distributions
declared:.......             n/a     800,000        n/a           $   19,565,285 (s)
                                                                  ==================
Cash
distributions
declared per
$10,000
Investment......             n/a         200        n/a           $          216 (t)
                                                                  ==================
Balance sheet
data:
Real estate
assets, net.....  $  647,547,023 $30,668,303 $5,397,069 (v2)      $  683,612,395
Mortgages/notes
receivable......  $  289,166,027 $       --  $        0           $  289,166,027
Accounts
receivable,
net.............  $   14,969,032 $    38,803 $  (10,561)(y)       $   14,997,274
Investment
in/due from
joint ventures..  $    1,083,564 $ 2,746,481 $  760,356 (v2)      $    4,590,401
Total assets....  $1,053,354,639 $36,224,559 $1,558,510 (v2),(y)  $1,091,137,708
Total
liabilities.....     346,929,801 $   876,618 $  (10,561)(y)       $  347,795,858
Total equity....  $  706,424,838 $35,347,941 $1,569,071 (v2)      $  743,341,850

--------

  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
        Total                                        $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income  $ 62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs  $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees                              $  (697,364)
       Administrative executive and guarantee fees     (290,036)
       Servicing fees                                  (257,767)
       Advisory fees                                    (63,393)
                                                    ------------
                                                    $(1,308,560)
                                                    ============

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $536,542

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $11,890 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $  (8,051)
       Reimbursement of administrative costs   (15,202)
                                              ---------
                                              $(23,253)
                                              =========

  (l) Represents the elimination of $15,202 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $11,436 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $8,051 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $7,614 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $14,696 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $3,225 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                           CNL Financial
                                 Advisor   Services Group Income Fund     Total
                               ----------- -------------- -----------  ------------
     Shares Offered              3,800,000    2,350,000   1,845,850.6   7,995,850.6
     Exchange Value                    $20          $20           $20           $20
                               -----------  -----------   -----------  ------------
     Share Consideration       $76,000,000  $47,000,000   $36,917,012  $159,917,012
     Cash Consideration                --           --        422,000       422,000
     APF Transaction Costs       5,073,176    3,137,359     2,492,465    10,703,000
                               -----------  -----------   -----------  ------------
      Total Purchase Price     $81,073,176  $50,137,359   $39,831,477  $171,042,012
                               ===========  ===========   ===========  ============
     Allocation of Purchase
      Price:
     Net Assets -- Historical  $ 7,141,252  $10,006,878   $35,347,941  $ 52,496,071
     Purchase Price
      Adjustments:
     Land and buildings on
      operating leases                                      4,299,947     4,299,947
     Net investment in direct
      financing leases                                      1,097,122     1,097,122
     Investment in joint
      ventures                                                760,356       760,356
     Accrued rental income                                 (1,655,430)   (1,655,430)
     Intangibles and other
      assets                                 (2,792,876)      (18,459)   (2,811,335)
     Goodwill*                               42,923,357           --     42,923,357
     Excess purchase price      73,931,924          --            --     73,931,924
                               -----------  -----------   -----------  ------------
      Total Allocation         $81,073,176  $50,137,359   $39,831,477  $171,042,012
                               ===========  ===========   ===========  ============

    --------

    *Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

  The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,931,924 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 43,291,747 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

   1.Common Stock (CFA, CFS, CFC)--Class A                 8,600
    Common Stock (CFA, CFS, CFC)--Class B                  4,825
    APIC (CFA, CFS, CFC)                              13,857,645
    Retained Earnings                                  3,277,060
    Accumulated distributions in excess of earnings   73,931,924
    Goodwill for CFC (Intangibles and other assets)   42,923,357
     CFC/CFS Org Costs/Other Assets                                2,792,876
     Cash to pay APF transaction costs                             8,210,535
     APF Common Stock                                                 61,500
     APF APIC                                                    122,938,500
    (To record acquisition of CFA, CFS and CFC)
   2.Partners Capital                                 35,347,941
    Land and buildings on operating leases             4,299,947
    Net investment in direct financing leases          1,097,122
    Investment in joint ventures                         760,356
     Accrued rental income                                         1,655,430
     Intangibles and other assets                                     18,459
     Cash to pay APF Transaction costs                             2,492,465
     Cash consideration to Income Funds                              422,000
     APF Common Stock                                                 18,459
     APF APIC                                                     36,898,553
    (To record acquisition of Income Fund)

  (w) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Fund of $10,561 in related party payables recorded as receivables by the Advisor.

         SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XV, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XV, Ltd." in this supplement.

                              Quarter Ended
                                March 31,                          Year Ended December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Revenues (1)............ $   877,213 $   974,871 $ 3,471,040 $ 3,908,014 $ 4,068,610 $ 3,914,985 $ 1,319,692
Net income (2)..........     682,041     847,462   2,642,497   3,434,905   3,585,059   3,372,468   1,185,918
Cash distributions
 declared...............     800,000   1,000,000   3,400,000   3,200,000   3,280,000   2,900,001   1,185,946
Net income per unit
 (2)....................        0.17        0.21        0.65        0.85        0.89        0.83        0.41
Cash distributions
 declared per
 Unit (3)...............        0.20        0.25        0.85        0.80        0.82        0.73        0.41
GAAP book value per
 unit...................        8.84        9.02        8.87        9.06        9.00        8.92       12.16
Weighted average number
 of Limited Partner
 units outstanding......   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000   4,000,000   2,893,690

                                March 31,                               December 31,
                         ----------------------- -----------------------------------------------------------
                            1999        1998        1998        1997        1996        1995        1994
                         ----------- ----------- ----------- ----------- ----------- ----------- -----------
                               (unaudited)
Total assets............ $36,224,559 $37,226,274 $36,359,054 $37,045,723 $36,936,678 $36,516,732 $37,058,475
Total partners'
 capital................  35,347,941  36,070,865  35,465,900  36,223,403  35,988,498  35,683,439  35,210,972

--------

(1) Revenues include equity in earnings of the joint venture and adjustments to accrued rental income due to Long John Silver's Inc. filing for bankruptcy and rejecting four of the Income Fund's leases.

(2) Net income for the year ended December 31, 1998, includes $280,907 from provision for loss on land and buildings. Net income for the year ended December 31, 1995, includes $71,023 from loss on sale of land.

(3) Distributions for the quarter ended March 31, 1998, and the years ended December 31, 1998 and 1996 include a special distribution to the Limited Partners of $200,000, $200,000 and $80,000, respectively, which represented cumulative excess operating reserves.

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                     OPERATIONS OF CNL INCOME FUND XV, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on September 2, 1993, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurants, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases with the lessee responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 50 restaurant properties, including interests in six restaurant properties owned by a joint venture in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $682,639 and $987,824 for the quarters ended March 31, 1999 and 1998, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Currently, cash reserves and rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $1,097,083 invested in such short-term investments, as compared to $1,214,444 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. The funds remaining at March 31, 1999, after payment of distributions and other liabilities, will be used meet the Income Fund's working capital and other needs.

   Total liabilities of the Income Fund, including distributions payable, decreased to $876,618 at March 31, 1999, from $893,154 at December 31, 1998. The general partners believe that the Income Fund has sufficient cash on hand to meet its current working capital needs, including acquisition and development of restaurant properties.

   Based on current and anticipated future cash from operations, and for the quarter ended March 31, 1998, accumulated excess operating reserves, the Income Fund declared distributions to Limited Partners of $800,000 and $1,000,000 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions of $0.20 and $0.25 per unit for the quarters ended March 31, 1999 and 1998, respectively. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, one Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuits at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   Currently, the Income Fund's primary source of capital is cash from operations, (which includes cash received from tenants, distributions from joint ventures and interest received, less cash paid for expenses). Cash from operations was $3,216,728, $3,306,595 and $3,434,682 for the years ended December 31, 1998, 1997 and 1996, respectively. The decrease in cash from operations during 1998, as compared to 1997, and the decrease during 1997, as compared to 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   In January 1996, the Income Fund invested in a Golden Corral restaurant property located in Clinton, North Carolina, with certain of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 16% interest in this restaurant property.

   In September 1996, Wood-Ridge Real Estate Joint Venture in which the Income Fund owns a 50% interest, sold its two restaurant properties to the tenant for $5,020,878 and received net sales proceeds of $5,001,180, resulting in a gain to the joint venture of approximately $261,100 for financial reporting purposes. These restaurant properties were originally acquired by Wood-Ridge Real Estate Joint Venture in September 1994 and had a combined total cost of approximately $4,302,500, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the joint venture sold these restaurant properties for approximately $698,700 in excess of their original purchase price. In October 1996, Wood-Ridge Real Estate Joint Venture reinvested $4,404,046 of the net sales proceeds in five restaurant properties. In January 1997, the joint venture reinvested $502,598 of the remaining net sales proceeds in an additional restaurant property. As of December 31, 1998, the Income Fund had received approximately $52,000, representing its pro-rata share of the uninvested net sales proceeds.

   In June 1998, the Income Fund invested in a Bennigan's restaurant property located in Fort Myers, Florida, with one of our affiliates as tenants-in-common. In connection therewith, the Income Fund and its affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to its applicable percentage interest. As of December 31, 1998, the Income Fund owned a 15% interest in this restaurant property.

   None of the restaurant properties owned by the Income Fund or the joint ventures in which the Income Fund owns an interest is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowings so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.

   Cash reserves and rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or make distributions to partners. At December 31, 1998, the Income Fund had $1,214,444 invested in such short-term investments as compared to $1,614,708 at December 31, 1997. The decrease in cash and cash equivalents during 1998, is primarily due to the fact that in June 1998 the Income Fund invested in a Bennigan's restaurant property as tenants-in-common with one of our affiliates and due to the fact that the Income Fund declared and paid a special distribution of cumulative excess operating reserves to the Limited Partners of $200,000 during 1998.

   During 1998, 1997 and 1996, the affiliates incurred on behalf of the Income Fund $98,978, $78,821 and $86,714, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owned $23,337 and $4,311, respectively, to related parties for such amounts, accounting and administrative services and management fees. As of March 11, 1999, the Income Fund reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, increased to $869,817 at December 31, 1998, from $818,009 at December 31, 1997, primarily as a result of an increase in rents paid in advance at December 31, 1998. We believe that the Income and has sufficient cash on hand to meet its current working capital needs.

   Based on cash from operations and for the years ended December 31, 1998 and 1996, cumulative operating reserves, the Income Fund declared distributions to the Limited Partners of $3,400,000 $3,200,000 and $3,280,000 for the years ended December 31, 1998, 1997 and 1996, respectively. This represents distributions of $0.85, $0.80 and $0.82 per unit for the years ended December 31, 1998, 1997 and 1996, respectively. No amounts distributed or to be distributions to the Limited Partners for the years ended December 31, 1998, 1997 or 1996 are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distributions to the Limited Partners on a quarterly basis.

   We believe that the restaurant properties are adequately covers by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim to the restaurant property.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses. Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain additional reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working capital needs.


Results of Operations

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased 42 wholly owned restaurant properties to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $804,208 and $894,940, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties. The decrease in rental and earned income during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily due to the fact that, in June 1998, Long John Silver's, Inc. filed for bankruptcy and rejected the leases relating to four of the eight restaurant properties they lease. As a result, this tenant ceased making rental payments on the four rejected leases. The Income Fund has continued receiving rental payments relating to the leases not rejected by the tenant. The Income Fund will not recognize rental and earned income from the restaurant properties with rejected leases until new tenants for these restaurant properties are located or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties. We are currently seeking either new tenants or purchasers for the restaurant properties with rejected leases. While Long John Silver's, Inc. has not rejected or affirmed the remaining four leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues from the four leases that were rejected, as described above, and the possible rejection of the remaining four leases could have an adverse effect on the results of operations of the Income Fund if the Income Fund is unable to re-lease these restaurant properties in a timely manner.

   For the quarters ended March 31, 1999 and 1998, the Income Fund also owned and leased six restaurant properties indirectly through one joint venture arrangement and one restaurant property as tenants-in-common with certain of our affiliates. For the quarter ended March 31, 1999, the Income Fund also owned and leased one additional restaurant property as tenants-in-common with one of our affiliates. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $61,901 and $59,745, respectively, attributable to net income earned by these joint ventures.

   Operating expenses, including depreciation and amortization expense, were $195,172 and $127,409 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is partially attributable to the fact that the Income Fund accrued insurance and real estate taxes of approximately $9,000 as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to four restaurant properties in June 1998. In addition, the increase in operating expenses is partially attributable to an increase of approximately $13,400 in depreciation expense due to the fact that during the year ended December 31, 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance relating to the restaurant properties with rejected leases until replacement tenants or purchasers are located. The Income Fund is currently seeking either replacement tenants or purchasers for these restaurant properties. In addition, the Income Fund will incur certain expenses such as real estate taxes, insurance and maintenance relating to one or more of the four restaurant properties still leased by Long John Silver's, Inc. if one or more of the leases are rejected.

   The increase in operating expenses is also partially due to the fact that the Income Fund incurred $32,820 in transaction costs related to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources." If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes, and we will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund owned and leased 42 wholly-owned restaurant properties during 1996, 1997, and 1998. In addition, during 1996, the Income Fund was a co-venturer in one joint venture that owned and leased seven restaurant properties (including two restaurant properties in Wood-Ridge Real Estate Joint Venture, which were sold in September 1996) and the Income Fund owned and leased one restaurant property with affiliates, as tenants-in-common. During 1997, the Income Fund was a co-venturer in one joint venture that owned and leased six restaurant properties and owned and leased one restaurant property with affiliates as tenants-in-common. During 1998, the Income Fund owned and leased one additional restaurant property with an affiliate as tenants-in-common. As of December 31, 1998, the Income Fund owned, either directly or through joint venture arrangements, 50 restaurant properties, which are generally subject to long-term, triple-net leases. The leases of the restaurant properties provide for minimum base annual rental payments (payable in monthly installments) ranging from approximately $22,500 to $190,600. The majority of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years (generally from the sixth or the ninth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997 and 1996, the Income Fund earned $3,130,205, $3,586,791, and $3,596,466, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund. The decrease in rental and earned income during 1998, as compared to 1997, is primarily due to a decrease in rental and earned income of approximately $197,700 due to the fact that, in June 1998, Long John Silver's, Inc., filed for bankruptcy and rejected the leases relating to four of the eight restaurant properties leased by Long John Silver's, Inc. As a result, this tenant ceased making rental payments on the four rejected leases. The Income Fund has continued receiving rental payments relating to the leases not rejected by the tenant. In conjunction with the four rejected leases, during the year ended December 31, 1998, the Income Fund wrote off approximately $250,600 of accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles). We are currently seeking either new tenants or purchasers for these restaurant properties. The Income Fund will not recognize rental and earned income from these restaurant properties until new tenants for these restaurant properties are located or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties. While Long John Silver's, Inc. has not rejected or affirmed the remaining four leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the four leases that were rejected, as described above, and the possible rejection of the remaining four leases could have an adverse effect on the results of operations of the Income Fund if the Income Fund is unable to re-lease these restaurant properties in a timely manner.

   During the years ended December 31, 1998, 1997 and 1996, the Income Fund also earned $41,463, $25,791, and $23,318, respectively, in contingent rental income. Contingent rental income for the year ended December 31, 1998, as compared to 1997, increased primarily as a result of increased gross sales of certain restaurant properties that are subject to leases requiring payment of contingent rental income.

   In addition, for the years ended December 31, 1998, 1997 and 1996, the Income Fund earned $236,553, $239,249 and $392,862, respectively, attributable to net income earned by joint ventures in which the Income Fund is a co-venturer. The decrease in net income earned by joint ventures during 1997, as compared to 1996, is primarily attributable to the fact that in September 1996, Wood-Ridge Real Estate Joint Venture, in which the Income Fund owns a 50% interest, recognized a gain of approximately $261,100 for financial reporting purposes as a result of the sale of its restaurant properties in September 1996, as described above in "Liquidity and Capital Resources." The joint venture reinvested the majority of the net sales proceeds in five restaurant properties in October 1996 and one restaurant property in January 1997, therefore, the sale of the two restaurant properties did not have a material adverse effect on operations.

   During the year ended December 31, 1998, five lessees of the Income Fund, Flagstar Enterprises, Inc., Checkers Drive-In Restaurants, Inc., Long John Silver's, Inc., Foodmaker, Inc. and Golden Corral Corporation, each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from six restaurant properties owned by a joint venture and two restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1998, Flagstar Enterprises, Inc. was the lessee under leases relating to eight restaurants, Checkers Drive-In Restaurants, Inc. was the lessee under leases relating to 14 restaurants, Long John Silver's, Inc. was the lessee under leases relating to four restaurants (excluding the four leases rejected by the tenant as described above), Foodmaker, Inc. was the lessee under leases relating to four restaurants and Golden Corral Corporation was lessee under leases relating to five restaurants. It is anticipated that, based on the minimum rental payments required by the leases, Flagstar Enterprises, Inc., Checkers Drive-In Restaurants, Foodmaker, Inc., and Golden Corral Corporation each will continue to contribute more than 10% of the Income Fund's total rental income in 1999. In addition, during the year ended December 31, 1998, five restaurant chains, Hardee's, Checkers Drive-In Restaurants, Long John Silver's, Golden Corral and Jack in the Box, each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from six restaurant properties owned by a joint venture and two restaurant properties owned with affiliates as tenants-in-common). In 1999, it is anticipated that Hardee's, Checker's Drive-In Restaurants, Golden Corral and Jack in the Box each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $547,636, $473,109, and $483,551 for the years ended December 31, 1998, 1997 and 1996, respectively. The increase in operating expenses during 1998, as compared to 1997, is partially attributable to the fact that the Income Fund accrued insurance and real estate taxes as a result of Long John Silver's, Inc. filing for bankruptcy and rejecting the leases relating to four restaurant properties in June 1998. In addition, the increase in operating expenses during the year ended December 31, 1998, is partially attributable to an increase in depreciation expense due to the fact that during the year ended December 31, 1998, the Income Fund reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. The Income Fund will continue to incur certain expenses, such as real estate taxes, insurance and maintenance relating to these restaurant properties with rejected leases until replacement tenants or purchasers are located. The Income Fund is currently seeking either replacement tenants or purchasers for these restaurant properties.

   The increase in operating expenses for 1998, is also partially due to the fact that the Income Fund incurred $23,196 in transaction costs related to the our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition. The decrease in operating expenses during 1997, as compared to 1996, is primarily attributable to a decrease in accounting and administrative expenses associated with operating the Income Fund and its restaurant properties.

   During the year ended December 31, 1998, the Income Fund established an allowance for loss on land and buildings of $280,907 for financial reporting purposes relating to two of the four Long John Silver's restaurant properties whose leases were rejected by the tenant, as described above. The loss represents the difference between the carrying value of the restaurant properties at December 31, 1998 and the current estimated net realizable value for these restaurant properties. No such allowance was established during the years ended December 31, 1997 and 1996.

   The Income Fund's leases as of December 31, 1998, are triple-net leases and contain provisions that the we believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.




Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999, the Income Fund does not have any information or non-information technology systems. We and our affiliates provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and our affiliates formed a Year 2000 team for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and members from our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be sure that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be sure that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be sure that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year

2000 compliance at this time. We and our affiliates plan to address their significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                              FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1

Condensed Statements of Income for the Quarters Ended March 31, 1999, and
 1998....................................................................   F-2

Condensed Statements of Partner's Capital for the Quarter Ended
 March 31, 1999 and for the Year Ended December 31, 1998.................   F-3

Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998................................................................   F-4

Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................   F-5

Report of Independent Accountants........................................   F-7

Balance Sheets as of December 31, 1998 and 1997..........................   F-8

Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................   F-9

Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-10

Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-11

Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-12

Unaudited Pro Forma Financial Information................................  F-21

Unaudited Pro Forma Balance Sheet as of March 31, 1999...................  F-22

Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999....................................................................  F-24

Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998....................................................................  F-26

Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999................................................................  F-28

Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998................................................................  F-30

Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-32

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $1,155,490 and $1,080,652
 and allowance for loss on land and building of
 $280,907 in 1999 and 1998............................  $23,099,071 $23,173,909
Net investment in direct financing leases.............    7,569,232   7,589,694
Investment in joint ventures..........................    2,746,481   2,743,450
Cash and cash equivalents.............................    1,097,083   1,214,444
Receivables, less allowance for doubtful accounts of
 $849 in 1999 and 1998................................       38,803      62,465
Prepaid expenses......................................       18,459       9,627
Organization costs, less accumulated amortization of
 $10,000 and $9,549...................................          --          451
Accrued rental income.................................    1,655,430   1,565,014
                                                        ----------- -----------
                                                        $36,224,559 $36,359,054
                                                        =========== ===========

          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    32,681 $       592
Accrued and escrowed real estate taxes payable........       20,072      16,019
Distributions payable.................................      800,000     800,000
Due to related party..................................       10,561      23,337
Rents paid in advance.................................       13,304      53,206
                                                        ----------- -----------
  Total liabilities...................................      876,618     893,154
Partners' capital.....................................   35,347,941  35,465,900
                                                        ----------- -----------
                                                        $36,224,559 $36,359,054
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                             1999      1998
                                                           --------- ---------
Revenues:
  Rental income from operating leases..................... $ 594,046 $ 631,711
  Earned income from direct financing leases..............   210,162   263,229
  Interest and other income...............................    11,104    20,186
                                                           --------- ---------
                                                             815,312   915,126
                                                           --------- ---------
Expenses:
  General operating and administrative....................    40,317    31,595
  Professional services...................................     8,604     4,801
  Management fees to related party........................     8,051     8,770
  Real estate taxes.......................................     8,690       --
  State and other taxes...................................    21,191    20,143
  Depreciation and amortization...........................    75,499    62,100
  Transaction costs.......................................    32,820       --
                                                           --------- ---------
                                                             195,172   127,409
                                                           --------- ---------
Income Before Equity in Earnings of Joint Ventures........   620,140   787,717
Equity in Earnings of Joint Ventures......................    61,901    59,745
                                                           --------- ---------
Net Income................................................ $ 682,041 $ 847,462
                                                           ========= =========
Allocation of Net Income:
  General partners........................................ $   6,821 $   8,475
  Limited partners........................................   675,220   838,987
                                                           --------- ---------
                                                           $ 682,041 $ 847,462
                                                           ========= =========
Net Income Per Limited Partner Unit....................... $    0.17 $    0.21
                                                           ========= =========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................. 4,000,000 4,000,000
                                                           ========= =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                     Quarter Ended  Year Ended
                                                       March 31,   December 31,
                                                         1999          1998
                                                     ------------- ------------
General partners:
  Beginning balance.................................  $   145,629  $   117,411
  Net income........................................        6,821       28,218
                                                      -----------  -----------
                                                          152,450      145,629
                                                      -----------  -----------
Limited partners:
  Beginning balance.................................   35,320,271   36,105,992
  Net income........................................      675,220    2,614,279
  Distributions ($0.20 and $0.85 per limited partner
   unit, respectively)..............................     (800,000)  (3,400,000)
                                                      -----------  -----------
                                                       35,195,491   35,320,271
                                                      -----------  -----------
Total partners' capital.............................  $35,347,941  $35,465,900
                                                      ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                  Quarter Ended
                                    March 31,
                              ----------------------
                                 1999        1998
                              ----------  ----------
Increase (Decrease) in Cash
 and Cash Equivalents
  Net Cash Provided by
   Operating Activities.....  $  682,639  $  987,824
                              ----------  ----------
Cash Flows from Financing
 Activities:
  Distributions to limited
   partners.................    (800,000)   (800,000)
                              ----------  ----------
    Net cash used in
     financing activities...    (800,000)   (800,000)
                              ----------  ----------
Net Increase (Decrease) in
 Cash and Cash Equivalents..    (117,361)    187,824
Cash and Cash Equivalents at
 Beginning of Quarter.......   1,214,444   1,614,708
                              ----------  ----------
Cash and Cash Equivalents at
 End of Quarter.............  $1,097,083  $1,802,532
                              ==========  ==========
Supplemental Schedule of
 Non-Cash Financing
 Activities:
  Distributions declared and
   unpaid at end of
   quarter..................  $  800,000  $1,000,000
                              ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XV, Ltd. (the "Partnership") for the year ended December 31, 1998.

2. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,733,901 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was completed in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,726,950 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. If the limited partners at the special meeting approve the Merger, APF will own the properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

3. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 2 being adjusted to 1,866,951 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XV, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partners' capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XV, Ltd. (a Florida Limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 27, 1999, except for
the second  paragraph of
Note 10, for which the  date
is March 11, 1999 and Note
11  for which the date is
June 3, 1999

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 land and building..................................... $23,173,909 $22,145,138
Net investment in direct financing leases..............   7,589,694   9,264,307
Investment in joint ventures...........................   2,743,450   2,561,816
Cash and cash equivalents..............................   1,214,444   1,614,708
Receivables, less allowance for doubtful accounts of
 $849 in 1998..........................................      62,465      26,888
Prepaid expenses.......................................       9,627       7,633
Organization costs, less accumulated amortization of
 $9,549 and $7,548.....................................         451       2,452
Accrued rental income..................................   1,565,014   1,422,781
                                                        ----------- -----------
                                                        $36,359,054 $37,045,723
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Accounts payable....................................... $       592 $     6,991
Accrued and escrowed real estate taxes payable.........      16,019       6,158
Distributions payable..................................     800,000     800,000
Due to related parties.................................      23,337       4,311
Rents paid in advance..................................      53,206       4,860
                                                        ----------- -----------
  Total liabilities....................................     893,154     822,320
Partners' capital......................................  35,465,900  36,223,403
                                                        ----------- -----------
                                                        $36,359,054 $37,045,723
                                                        =========== ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                  Year Ended December 31,
                                              ---------------------------------
                                                 1998        1997       1996
                                              ----------  ---------- ----------
Revenues:
  Rental income from operating leases........ $2,443,550  $2,527,261 $2,527,261
  Adjustments to accrued rental income.......   (250,631)        --         --
  Earned income from direct financing
   leases....................................    937,286   1,059,530  1,069,205
  Contingent rental income...................     41,463      25,791     23,318
  Interest and other income..................     62,819      56,183     55,964
                                              ----------  ---------- ----------
                                               3,234,487   3,668,765  3,675,748
                                              ----------  ---------- ----------
Expenses:
  General operating and administrative.......    137,794     135,714    149,388
  Professional services......................     26,208      24,526     19,881
  Management fees to related parties.........     33,990      35,321     35,126
  Real estate taxes..........................     16,797         --         --
  State and other taxes......................     27,763      29,200     30,924
  Depreciation and amortization..............    281,888     248,348    248,232
  Transaction costs..........................     23,196         --         --
                                              ----------  ---------- ----------
                                                 547,636     473,109    483,551
                                              ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures and Provision for Loss on Land and
 Buildings...................................  2,686,851   3,195,656  3,192,197
Equity in Earnings of Joint Ventures.........    236,553     239,249    392,862
Provision for Loss on Land and Buildings.....   (280,907)        --         --
                                              ----------  ---------- ----------
Net Income................................... $2,642,497  $3,434,905 $3,585,059
                                              ==========  ========== ==========
Allocation of Net Income:
  General partners........................... $   28,218  $   34,349 $   35,851
  Limited partners...........................  2,614,279   3,400,556  3,549,208
                                              ----------  ---------- ----------
                                              $2,642,497  $3,434,905 $3,585,059
                                              ==========  ========== ==========
Net Income Per Limited Partner Unit.......... $     0.65  $     0.85 $     0.89
                                              ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding...........................  4,000,000   4,000,000  4,000,000
                                              ==========  ========== ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997 and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $1,000      $ 46,211    $40,000,000  $ (4,085,947)  $ 4,512,175 $(4,790,000) $35,683,439
 Distributions to
  limited partners
  ($0.82 per
  limited partner
  unit).................       --            --             --     (3,280,000)          --          --    (3,280,000)
 Net income.............       --         35,851            --            --      3,549,208         --     3,585,059
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................     1,000        82,062     40,000,000    (7,365,947)    8,061,383  (4,790,000)  35,988,498
 Distributions to
  limited partners
  ($0.80 per
  limited partner
  unit).................       --            --             --     (3,200,000)          --          --    (3,200,000)
 Net income.............       --         34,349            --            --      3,400,556         --     3,434,905
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................     1,000       116,411     40,000,000   (10,565,947)   11,461,939  (4,790,000)  36,223,403
 Distributions to
  limited partners
  ($0.85 per
  limited partner
  unit).................       --            --             --     (3,400,000)          --          --    (3,400,000)
 Net income.............       --         28,218            --            --      2,614,279         --     2,642,497
                            ------      --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $1,000      $144,629    $40,000,000  $(13,965,947)  $14,076,218 $(4,790,000) $35,465,900
                            ======      ========    ===========  ============   =========== ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,143,119  $ 3,228,741  $ 3,378,973
 Distributions from joint ventures......      271,075      249,318      259,407
 Cash paid for expenses.................     (252,042)    (218,106)    (246,748)
 Interest received......................       54,576       46,642       43,050
                                          -----------  -----------  -----------
 Net cash provided by operating
  activities............................    3,216,728    3,306,595    3,434,682
                                          -----------  -----------  -----------
Cash Flows from Investing Activities:
 Investment in joint ventures...........     (216,992)         --      (129,939)
 Return of capital from joint venture...          --        51,950          --
                                          -----------  -----------  -----------
 Net cash provided by (used in)
  investing activities..................     (216,992)      51,950     (129,939)
                                          -----------  -----------  -----------
Cash Flows from Financing Activities:
 Distributions to limited partners......   (3,400,000)  (3,280,000)  (3,200,000)
                                          -----------  -----------  -----------
 Net cash used in financing activities..   (3,400,000)  (3,280,000)  (3,200,000)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................     (400,264)      78,545      104,743
Cash and Cash Equivalents at Beginning
 of Year................................    1,614,708    1,536,163    1,431,420
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,214,444  $ 1,614,708  $ 1,536,163
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 2,642,497  $ 3,434,905  $ 3,585,059
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Depreciation...........................      279,051      245,563      245,563
 Amortization...........................        2,837        2,785        2,669
 Equity in earnings of joint ventures,
  net of distributions..................       34,522       10,069     (133,455)
 Provision for loss on land and
  buildings.............................      280,907          --           --
 Decrease (increase) in receivables.....      (33,427)       3,288       58,013
 Decrease in net investment in direct
  financing leases......................       85,884       87,508       77,834
 Increase in prepaid expenses...........       (1,994)        (584)      (4,234)
 Increase in accrued rental income......     (142,233)    (431,079)    (431,654)
 Increase in accounts payable and
  accrued expenses......................        3,462        1,515        1,972
 Increase (decrease) in due to related
  parties...............................       16,876        2,956       (6,880)
 Increase (decrease) in rents paid in
  advance...............................       48,346      (50,331)      39,795
                                          -----------  -----------  -----------
  Total adjustments.....................      574,231     (128,310)    (150,377)
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,216,728  $ 3,306,595  $ 3,434,682
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Financing Activities:
Distributions declared and unpaid at
 December 31............................  $   800,000  $   800,000  $   880,000
                                          ===========  ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XV, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note 4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

     Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the Partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that change could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                         CNL INCOME FUND XV, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership accounts for its interests in Wood-Ridge Real Estate Joint Venture and properties in Clinton, North Carolina and Fort Myers, Florida, held as tenants-in-common with affiliates, using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs--Organization costs were amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases are classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portions of the majority of these leases are operating leases. Substantially all leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, generally the tenant pays all property taxes and

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

assessments, fully maintains the interior and exterior of the building and carries insurance coverage for public liability, property damage, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                   1998         1997
                                -----------  -----------
      Land....................  $15,579,852  $15,579,852
      Buildings...............    8,955,616    7,366,887
                                -----------  -----------
                                 24,535,468   22,946,739
      Less accumulated
       depreciation...........   (1,080,652)    (801,601)
                                -----------  -----------
                                 23,454,816   22,145,138
      Less allowance for loss
       on land and buildings..     (280,907)         --
                                -----------  -----------
                                $23,173,909  $22,145,138
                                ===========  ===========

   During the year ended December 31, 1998, the Partnership established an allowance for loss on land and buildings of $280,907 for financial reporting purposes relating to two of the four Long John Silver's properties whose leases were rejected by the tenant as a result of the tenant filing for bankruptcy. The loss represents the difference between the carrying value of the properties at December 31, 1998 and the current estimated net realizable value for these properties.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997 and 1996, the Partnership recognized $142,233 (net of $250,631 in write-offs), $431,079, and $431,654, respectively, of such rental income.

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,079,263
      2000..........................................................   2,205,272
      2001..........................................................   2,208,745
      2002..........................................................   2,239,958
      2003..........................................................   2,255,872
      Thereafter....................................................  24,476,132
                                                                     -----------
                                                                     $35,465,242
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                        1998          1997
                                                    ------------  ------------
      Minimum lease payments receivable............ $ 15,275,632  $ 19,905,444
      Estimated residual values....................    2,460,656     2,873,859
      Less unearned income.........................  (10,146,594)  (13,514,996)
                                                    ------------  ------------
      Net investment in direct financing leases.... $  7,589,694  $  9,264,307
                                                    ============  ============

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

      1999.......................................................... $   922,497
      2000..........................................................     925,241
      2001..........................................................     930,728
      2002..........................................................     953,085
      2003..........................................................     958,440
      Thereafter....................................................  10,585,641
                                                                     -----------
                                                                     $15,275,632
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   During the year ended December 31, 1998, four of the eight leases with Long John Silver's, Inc. were rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified these assets from net investment in direct financing leases to land and buildings on operating leases. In accordance with the Statement of Financial Accounting Standards #13, "Accounting for Leases," the Partnership recorded the reclassified assets at the lower of original cost, present fair value, or present carrying amount. No losses on the termination of direct financing leases were recorded for financial reporting purposes.

5. Investment in Joint Ventures:

   The Partnership has a 50 percent interest in the profits and losses of Wood-Ridge Real Estate Joint Venture. The remaining interest in this joint venture is held by an affiliate of the Partnership which has the same general partners. The Partnership also has a 16 percent interest in a Property in Clinton, North Carolina, with affiliates of the Partnership that has the same general partners, as tenants-in-common. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In January 1997, Wood-Ridge Real Estate Joint Venture reinvested $502,598, of the net sales proceeds from the sale of two properties during 1996 in one property. As of December 31, 1998, the Partnership had received approximately $52,000, representing its pro-rata share of the uninvested net sales proceeds. As of December 31, 1998, the Partnership owned a 50 percent interest in the profits and losses of the joint venture.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   In June 1998, the Partnership acquired a property in Fort Myers, Florida, with an affiliate of the general partners as tenants-in-common. In connection therewith, the Partnership contributed an amount to acquire a 15 percent interest in such property. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   Wood-Ridge Real Estate Joint Venture owns and leases six properties to operators of national fast-food or family-style restaurants. The Partnership and affiliates, as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to an operator of national fast-food or family-style restaurants.

   The following presents the combined, condensed financial information for all of the Partnership's investments in joint ventures at December 31:

                                                           1998       1997
                                                        ---------- ----------
      Land and buildings on operating leases, less
       accumulated depreciation........................ $6,063,237 $5,563,722
      Net investment in direct financing lease.........    826,780        --
      Cash.............................................     87,245     10,890
      Receivables......................................      1,677      5,923
      Accrued rental income............................     96,768     74,001
      Other assets.....................................        857      1,078
      Liabilities......................................     69,285     18,195
      Partners' capital................................  7,007,279  5,637,419
      Revenues.........................................    705,002    650,354
      Net income.......................................    579,480    522,611

   The Partnership recognized income totalling $236,553, $239,249 and $392,862 for the years ended December 31, 1998, 1997 and 1996, respectively, from these entities.

6. Allocations and Distributions:

   Generally, all net income and losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners shall be subordinated to receipt by the limited partners of an aggregate, eight percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net sales proceeds from the sales of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 8% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners. Any gain from a sale of a property not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

partners with positive balances in their capital accounts, and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a liquidating sale of properties, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to distribute to the partners with positive capital accounts balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997 and 1996, the Partnership declared distributions to the limited partners of $3,400,000, $3,200,000 and $3,280,000, respectively. No distributions have been made to the general partners to date.

7. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                                1998        1997        1996
                                             ----------  ----------  ----------
      Net income for financial reporting
       purposes............................  $2,642,497  $3,434,905  $3,585,059
      Depreciation for tax reporting
       purposes in excess of depreciation
       for financial reporting purposes....    (126,518)   (160,007)   (160,007)
      Direct financing leases recorded as
       operating leases for tax reporting
       purposes............................      85,884      87,508      77,834
      Allowance for loss on land and
       buildings...........................     280,907         --          --
      Equity in earnings of joint ventures
       for tax reporting purposes in excess
       of (less than) equity in earnings of
       joint ventures for financial
       reporting purposes..................      33,872      23,823    (158,836)
      Accrued rental income................    (142,233)   (431,079)   (431,654)
      Rents paid in advance................      48,346     (50,331)     39,795
      Capitalization of transaction costs
       for tax reporting purposes..........      23,196         --          --
      Other................................       1,686        (670)      2,127
                                             ----------  ----------  ----------
      Net income for federal income tax
       purposes............................  $2,847,637  $2,904,149  $2,954,318
                                             ==========  ==========  ==========

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director and vice chairman of the board of CNL Fund Advisors, Inc. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate a management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliate shall determine. The Partnership incurred management fees of $33,990, $35,321 and $35,126 for the years ended December 31, 1998, 1997 and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate 8% Preferred Return, plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997 and 1996, the Affiliate of the general partners provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $92,573, $78,051 and $87,265 for the years ended December 31, 1998, 1997 and 1996, respectively, for such services.

   The due to related parties at December 31, 1998 and 1997, totalled $23,337 and $4,311, respectively.

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

9. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees or affiliated groups of lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Checkers Drive-In Restaurants, Inc. .......... $719,308 $716,905 $723,558
      Golden Corral Corporation.....................  595,343  582,600  531,775
      Flagstar Enterprises, Inc. (and Quincy's
       Restaurants, Inc. for the years ended
       December 31, 1997
       and 1996)....................................  541,527  635,413  638,042
      Long John Silver's, Inc.......................  510,187  710,325  714,804
      Foodmaker, Inc................................  417,426  417,426  417,426

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of rental and earned income from joint ventures) for each of the years ended December 31:

                                                       1998     1997     1996
                                                     -------- -------- --------
      Checkers Drive-In Restaurants................. $719,308 $716,905 $723,558
      Golden Corral Family Steakhouse Restaurants...  595,343  582,600  531,775
      Long John Silver's............................  573,104  773,265  777,743
      Hardee's......................................  541,527  543,889  546,037
      Jack in the Box...............................  417,426  417,426  417,426

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

   In June 1998, the tenant of eight of the Long John Silver's Properties filed for bankruptcy and rejected the leases relating to four Properties. The rental income relating to these Properties will terminate until new tenants or buyers for the Properties are located. While Long John Silver's, Inc. has not rejected or affirmed the remaining four leases, there can be no assurance that some of all of the leases will not be rejected in the future. The lost revenues resulting from the four leases that were rejected, as described above, and the possible rejection of the remaining four leases could have an adverse effect on the results of operations of the Partnership if the Partnership is unable to re-lease these Properties in a timely manner.

10. Subsequent Events:

   In January 1999, a Boston Market tenant rejected its lease and ceased making rental payments related to this lease.

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary

                         CNL INCOME FUND XV, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 3,733,901 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $36,726,950 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

11. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 10 being adjusted to 1,866,951 shares valued at $20.00 per APF share.

                 UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

   See accompanying notes and management's assumptions to unaudited pro forma financial statements.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                         Property                                  Historical
                                        Acquisition                                   CNL
                           Historical    Pro Forma                    Historical   Financial
                              APF       Adjustments       Subtotal     Advisor   Services, Inc.
                          ------------  -----------     ------------  ---------- --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........   475,787,661   58,749,637 (A)  534,537,298           0            0
Net Investment in Direct
 Financing Leases.......   123,270,117            0      123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740            0       41,269,740           0            0
Other Investments.......    16,199,792            0       16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564            0        1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119  (25,093,119)(A)   10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278            0        2,007,278           0            0
Receivables (net
 allowances)/
 Due from Related
 Party..................       548,862            0          548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334            0        5,007,334           0            0
Other Assets............     7,723,678            0        7,723,678     490,141      298,498
Goodwill................             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Assets...........  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  3,464,190  $         0     $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs Payable..........    10,172,169            0       10,172,169           0            0
Distributions Payable...             0            0                0     119,808            0
Due to Related Parties..       148,629            0          148,629           0      563,724
Income Tax Payable......             0            0                0           0            0
Line of Credit/Notes
 payable................    34,150,000   33,656,518 (A)   67,806,518     386,229            0
Deferred Income.........     2,052,530            0        2,052,530           0            0
Rents Paid in Advance...     1,340,636            0        1,340,636           0            0
Minority Interest.......       280,970            0          280,970           0            0
Common Stock............       373,483            0          373,483           0            0
Common Stock--Class A...             0            0                0       6,400        2,000
Common Stock--Class B...             0            0                0       3,600          724
Additional Paid-in-
 capital................   670,005,177            0      670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)           0      (13,293,639)  2,514,205      134,080
Partners Capital........             0            0                0           0            0
                          ------------  -----------     ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ===========     ============  ==========   ==========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                           As of March 31, 1999

                           Historical                                    Historical
                              CNL       Combining                        CNL Income
                           Financial    Pro Forma           Combined      Fund XV,    Pro Forma           Adjusted
                             Corp.     Adjustments            APF           Ltd.     Adjustments         Pro Forma
                          ------------ ------------      --------------  ----------- ------------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298   23,099,071    4,299,947 (B2)    561,936,316
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117    7,569,232    1,097,122 (B2)    131,936,471
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027          --             0         289,166,027
Other Investments.......     6,353,482            0          22,553,274            0            0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564    2,746,481      760,356 (B2)      4,590,401
Cash and Cash
 Equivalents............     4,896,688   (8,210,535)(B1)      8,533,280    1,097,083   (2,492,465)(B2)      6,715,898
                                                                                         (422,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521          --             0           2,860,521
Receivables (net
 allowances)
 /Due from Related
 Party..................     1,969,339     (148,629)(C)      14,969,032       38,803      (10,561)(E)      14,997,274
Accrued Rental Income...             0            0           5,007,334    1,655,430   (1,655,430)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835       18,459      (18,459)(B2)      8,450,835
Goodwill................             0   42,923,357 (B1)     42,923,357            0            0          42,923,357
                          ------------ ------------      --------------  ----------- ------------      --------------
 Total Assets...........  $264,700,433 $ 31,771,317      $1,053,354,639  $36,224,559 $  1,558,510      $1,091,137,708
                          ============ ============      ==============  =========== ============      ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055  $    52,753 $          0      $    6,011,808
Accrued Construction
 Costs Payable..........             0            0          10,172,169            0            0          10,172,169
Distributions Payable...             0            0             119,808      800,000            0             919,808
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405       10,561      (10,561)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0            0            0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228            0            0         295,130,228
Deferred Income.........             0            0           2,052,530            0            0           2,052,530
Rents Paid in Advance...             0            0           1,340,636       13,304            0           1,353,940
Minority Interest.......             0            0             280,970            0            0             280,970
Common Stock............             0       61,500 (B1)        434,983            0       18,459 (B2)        453,442
Common Stock--Class A...           200       (8,600)(B1)              0            0            0                   0
Common Stock--Class B...           501       (4,825)(B1)              0            0            0                   0
Additional Paid-in-
 capital................     3,937,095  122,938,500 (B1)    792,943,677            0   36,898,553 (B2)    829,842,230
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (86,953,822)           0            0         (86,953,822)
                                        (73,931,924)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0   35,347,941  (35,347,941)(B2)              0
                          ------------ ------------      --------------  ----------- ------------      --------------
 Total Liabilities and
  Equity................  $264,700,433 $ 31,771,317      $1,053,354,639  $36,224,559 $  1,558,510      $1,091,137,708
                          ============ ============      ==============  =========== ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                        Property                                              Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  -----------    -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0
 Fees...................            0           0               0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763           0       2,214,763      47,213       129,362    5,233,919
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269           0       1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364           0         697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0           0               0      23,326       292,575            0
 Interest Expense.......            0           0               0      50,730             0    4,769,268
 State Taxes............      235,208           0         235,208           0             0            0
 Depreciation--Other....            0           0               0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813     349,465(a)    1,898,278           0             0            0
 Amortization...........        7,368           0           7,368           0             0            0
 Transaction Costs......      125,926           0         125,926           0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271           0          17,271           0             0            0
 Gain on Sale of
  Properties............            0           0               0           0             0            0
 Provision For Loss on
  Properties............     (215,797)          0        (215,797)          0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0           0               0     127,496        48,017       73,166
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========  ==========     ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........       50.03x         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401         n/a      37,347,401         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464         n/a      37,348,464         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                           Historical
                           Combining                           CNL
                           Pro Forma           Combined    Income Fund  Pro Forma           Adjusted
                          Adjustments             APF       XV, Ltd.   Adjustments          Pro Forma
                          -----------         -----------  ----------- -----------        -------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161   $ 804,208   $  11,890 (j)     $  15,339,259
 Fees...................   (2,450,663)(b),(c)   1,256,304           0     (23,253)(k)         1,233,051
 Interest and Other
  Income................       62,068 (d)       7,687,325      11,104           0             7,698,429
                          -----------         -----------   ---------   ---------         -------------
 Total Revenue..........  $(2,388,595)        $23,466,790   $ 815,312   $ (11,363)        $  24,270,739
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012      57,611     (26,638)(l),(m)     4,699,985
 Management and Advisory
  Fees..................   (1,308,560)(f)               0       8,051      (8,051)(n)                 0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115           0           0                23,115
 Interest Expense.......            0           4,819,998           0           0             4,819,998
 State Taxes............            0             235,208      21,191       7,614 (o)           264,013
 Depreciation--Other....            0              65,819           0           0                65,819
 Depreciation--
  Property..............            0           1,898,278      74,838      14,696 (p)         1,987,812
 Amortization...........      536,542 (h)         543,910         661           0               544,571
 Transaction Costs......            0             125,926      32,820           0               158,746
                          -----------         -----------   ---------   ---------         -------------
 Total Expenses.........   (1,442,538)         12,381,266     195,172     (12,379)           12,564,059
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $  (946,057)        $11,085,524   $ 620,140   $   1,016         $  11,706,680
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271      61,901      (3,225)(q)            75,947
 Gain on Sale of
  Properties............            0                   0           0           0                     0
 Provision For Loss on
  Properties............            0            (215,797)          0           0              (215,797)
                          -----------         -----------   ---------   ---------         -------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...     (946,057)         10,886,998     682,041      (2,209)           11,566,830
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0           0           0                     0
                          -----------         -----------   ---------   ---------         -------------
Net Earnings (Losses)...  $(1,194,736)        $10,886,998   $ 682,041   $  (2,209)        $  11,566,830
                          ===========         ===========   =========   =========         =============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a   $    0.17   $     n/a         $        0.26
                          ===========         ===========   =========   =========         =============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a   $    8.84   $     n/a         $       16.39
                          ===========         ===========   =========   =========         =============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a   $    0.20   $     n/a         $         n/a
                          ===========         ===========   =========   =========         =============
Ratio of Earnings to
 Fixed Charges..........          n/a                 n/a         n/a         n/a                 3.26x
                          ===========         ===========   =========   =========         =============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a   4,000,000         n/a                   n/a
                          ===========         ===========   =========   =========         =============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401         n/a   1,845,851            45,343,252(r)
                          ===========         ===========   =========   =========         =============
Shares Outstanding......    6,150,000          43,498,464         n/a   1,845,851            45,344,315
                          ===========         ===========   =========   =========         =============
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                  $ (23,006,610)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                     42,571,895
                                                                                          -------------
Adjusted Pro Forma
 Distributions Declared:                                                                  $  19,565,285(s)
                                                                                          =============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                   $906,865,032(t)
                                                                                          =============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                  $         216(u)
                                                                                          =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                               Historical
                                       Acquisition                              Historical CNL     CNL
                          Historical    Pro Forma                  Historical     Financial     Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  -----------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661  $21,919,865(a) $55,049,526  $         0    $        0   $         0
 Fees...................            0            0              0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078    22,238,311
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406             0
 Interest Expense.......            0            0              0      148,415             0    21,350,174
 State Taxes............      548,320            0        548,320       19,126             0             0
 Depreciation--Other....            0            0              0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0             0
 Amortization...........       11,808            0         11,808       57,077             0        95,116
 Transaction Costs......      157,054            0        157,054            0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties ............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0              0            0             0             0
 Gain on
  Securitization........            0            0              0            0             0     3,694,351
 Other Expenses.........            0            0              0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641      (246,603)
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========    ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........       79.97x          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,568,438     34,216,657          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                              Historical
                          Combining Pro                       CNL Income
                              Forma                            Fund XV,     Pro Forma           Adjusted
                           Adjustments          Combined APF     Ltd.      Adjustments          Pro Forma
                          -------------         ------------  -----------  -----------        -------------
Revenues:
 Rental and Earned
  Income................  $           0         $ 55,049,526  $ 3,171,668   $  47,560 (j)     $  58,268,754
 Fees...................    (32,715,768)(b),(c)    3,226,263            0     (66,435)(k)         3,159,828
 Interest and Other
  Income................        207,144 (d)       32,221,925       62,819           0            32,284,744
                          -------------         ------------  -----------   ---------         -------------
 Total Revenue..........  $ (32,508,624)        $ 90,497,714  $ 3,234,487   $ (18,875)        $  93,713,326
Expenses:
 General and
  Administrative........     (4,241,719)(e)       15,939,556      180,799     (73,333)(l),(m)    16,047,022
 Management and Advisory
  Fees..................     (4,658,434)(f)                0       33,990     (33,990)(n)                 0
 Fees to Related
  Parties...............     (2,161,897)(g)          858,787            0           0               858,787
 Interest Expense.......              0           21,498,589            0           0            21,498,589
 State Taxes............              0              567,446       27,763      11,479 (o)           606,688
 Depreciation--Other....              0              199,157            0           0               199,157
 Depreciation--
  Property..............       (340,898)(r)        6,590,760      279,051      58,786 (p)         6,928,597
 Amortization...........      2,146,168 (h)        2,310,169        2,837           0             2,313,006
 Transaction Costs......              0              157,054       23,196           0               180,250
                          -------------         ------------  -----------   ---------         -------------
 Total Expenses.........     (9,256,780)          48,121,518      547,636     (37,058)           48,632,096
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for
 Losses on Properties...  $ (23,251,844)        $ 42,376,196  $ 2,686,851   $  18,183         $  45,081,230
 Equity in Earnings of
  Joint Venture/Minority
  Interest..............              0              (14,138)     236,553     (12,898)(q)           209,517
 Gain on Sale of
  Properties............              0                    0            0           0                     0
 Gain on
  Securitization........              0            3,694,351            0           0             3,694,351
 Other Expenses.........              0                    0            0           0                     0
 Provision For Loss on
  Properties............              0             (611,534)    (280,907)          0              (892,441)
                          -------------         ------------  -----------   ---------         -------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...    (23,251,844)          45,444,875    2,642,497       5,285            48,092,657
 Benefit/(Provision) for
  Federal Income Taxes..      6,898,434 (i)                0            0           0                     0
                          -------------         ------------  -----------   ---------         -------------
Net Earnings (Losses)...  $ (16,353,410)        $ 45,444,875  $ 2,642,497   $   5,285         $  48,092,658
                          =============         ============  ===========   =========         =============
Earnings Per
 Share/Unit.............  $         n/a         $        n/a  $      0.66   $     n/a         $        1.14
                          =============         ============  ===========   =========         =============
Book Value Per
 Share/Unit.............  $         n/a         $        n/a  $      8.87   $     n/a         $       16.44
                          =============         ============  ===========   =========         =============
Dividends Per
 Share/Unit.............  $         n/a         $        n/a  $      0.80   $     n/a         $         n/a
                          =============         ============  ===========   =========         =============
Ratio of Earnings to
 Fixed Charges..........            n/a                  n/a          n/a         n/a                  3.18
                          =============         ============  ===========   =========         =============
Wtd. Avg. Units
 Outstanding............            n/a                  n/a    4,000,000         n/a                   n/a
                          =============         ============  ===========   =========         =============
Wtd. Avg. Shares
 Outstanding............      6,150,000           40,366,657          n/a   1,845,851            42,212,508 (s)
                          =============         ============  ===========   =========         =============
Shares Outstanding......      6,150,000           43,522,684          n/a   1,845,851            45,368,535
                          =============         ============  ===========   =========         =============
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............                                                                      $  58,716,067
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......                                                                       (265,871,668)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                        288,590,674
                                                                                              -------------
Adjusted Pro Forma
 Distributions Declared:                                                                      $  81,435,073 (t)
                                                                                              =============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                      $ 844,250,143 (u)
                                                                                              =============
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............                                                                      $         965 (v)
                                                                                              =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                   Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- ------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $   (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0               0
 Amortization expense...          7,368             0             7,368            0       26,238         424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0               0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0         (73,166)
 Gain on
  securitization........              0             0                 0            0            0               0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0               0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)         (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0               0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0        (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0     (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0       6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0        (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0          55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811               0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0               0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0               0
 Decrease (increase) in
  intangibles and other
  assets................                                                     (30,554)                       7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)       (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0               0
 Decrease in accrued
  interest..............              0             0                 0            0            0        (362,877)
 Increase in rents paid
  in advance and
  deposits..............        386,365             0           386,365            0            0               0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0               0
                          -------------  ------------     -------------  -----------    ---------    ------------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)    (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)    (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0               0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)              0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0               0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0               0
 Acquisition of
  businesses............

 Purchase of other
  investments...........              0             0                 0            0            0               0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0               0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0         134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0               0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0               0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0               0
 Collection on notes
  receivable............        239,596             0           239,596            0            0               0
 Decrease in restricted
  cash..................              0             0                 0            0            0               0
 Increase in intangibles
  and other assets......              0             0                 0            0            0               0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0               0
 Other..................              0             0                 0            0            0               0
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)        134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572               0
 Contributions from
  limited partners......              0             0                 0            0            0               0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0               0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763            0            0      49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)    (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0               0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0               0
 Distributions to
  limited partners......              0             0                 0            0            0               0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0               0
 Other..................       (200,234)            0          (200,234)           0            0          (9,602)
                          -------------  ------------     -------------  -----------    ---------    ------------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722    1,288,673       18,187      39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)      2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573       2,526,078
                          -------------  ------------     -------------  -----------    ---------    ------------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $  4,896,688
                          =============  ============     =============  ===========    =========    ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                         Historical
                           Combining                         CNL
                           Pro Forma                     Income Fund   Pro Forma        Adjusted
                          Adjustments     Combined APF    XV, Ltd.    Adjustments       Pro Forma
                          -----------     -------------  -----------  -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,194,736)(a) $  10,886,998  $  682,041   $    (2,209)(a) $  11,566,830
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0         1,937,859      74,838        14,696 (b)     2,027,393
 Amortization expense...      536,542 (c)       994,845         661             0           995,506
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763           0             0             7,763
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234      (3,241)        3,225 (d)        23,218
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                 0           0             0                 0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631           0             0           142,631
 Gain on
  securitization........            0                 0           0             0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0           0             0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)     23,662             0          (685,953)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0           0             0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0          (449,580)          0             0          (449,580)
 Investment in notes
  receivable............            0       (42,571,895)          0             0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907           0             0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)          0             0          (402,461)
 Decrease in due from
  related party.........            0            55,382           0             0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359      (8,832)            0            20,527
 Decrease in net
  investment in direct
  financing leases......            0           787,375      20,462             0           807,837
 Increase in accrued
  rental income.........            0        (1,047,421)    (90,416)            0        (1,137,837)
 Decrease (increase) in
  intangibles and other
  assets................            0           (22,612)          0             0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)     36,142             0          (732,125)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0            97,403     (12,776)            0            84,627
 Decrease in accrued
  interest..............            0          (362,877)          0             0          (362,877)
 Increase in rents paid
  in advance and
  deposits..............            0           386,365     (39,902)            0           346,463
 Increase (decrease) in
  deferred rental
  income................            0           862,647           0             0           862,647
                          -----------     -------------  ----------   -----------     -------------
 Total adjustments......      536,542       (34,591,958)        598        17,921       (34,573,439)
                          -----------     -------------  ----------   -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)    682,639        15,712       (23,006,609)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                 0           0             0                 0
 Additions to land and
  buildings on operating
  leases................                   (135,820,136)          0                    (135,820,136)
 Investment in direct
  financing leases......            0       (29,608,346)          0             0       (29,608,346)
 Investment in joint
  venture...............            0          (117,662)          0             0          (117,662)
 Acquisition of
  businesses............   (8,210,535)(f)    (8,210,535)               (2,492,465)(g)   (11,125,000)
                                                                         (422,000)(g)
 Purchase of other
  investments...........            0                 0           0             0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                 0           0             0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0           134,981           0             0           134,981
 Investment in mortgage
  notes receivable......            0        (1,388,463)          0             0        (1,388,463)
 Collections on mortgage
  note receivable.......            0            75,010           0             0            75,010
 Investment in notes
  receivable............            0        (1,087,483)          0             0        (1,087,483)
 Collection on notes
  receivable............            0           239,596           0             0           239,596
 Decrease in restricted
  cash..................            0                 0           0             0                 0
 Increase in intangibles
  and other assets......            0                 0           0             0                 0
 Investment in
  certificates of
  deposit...............            0                 0           0             0                 0
 Other..................            0                 0           0             0                 0
                          -----------     -------------  ----------   -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (8,210,535)     (175,783,038)          0    (2,914,465)     (178,697,503)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0         1,519,980           0             0         1,519,980
 Contributions from
  limited partners......            0                 0           0             0                 0
 Contributions from
  holder of minority
  interest..............            0                 0           0             0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0        (1,142,237)          0             0        (1,142,237)
 Payment of stock
  issuance costs........            0          (722,001)          0             0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0       119,974,697           0             0       119,974,697
 Payment on line of
  credit/notes payable..            0       (22,874,147)          0             0       (22,874,147)
 Retirement of shares of
  common stock..........            0                 0           0             0                 0
 Distributions to
  holders of minority
  interest..............            0            (8,610)          0             0            (8,610)
 Distributions to
  limited partners......            0                 0    (800,000)            0          (800,000)
 Distributions to
  stockholders..........            0       (14,237,405)          0             0       (14,237,405)
 Other..................            0          (209,836)          0             0          (209,836)
                          -----------     -------------  ----------   -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        82,300,441    (800,000)            0        81,500,441
Net increase in cash....   (8,868,729)     (117,187,557)   (117,361)   (2,898,753)     (120,203,671)
Cash at beginning of
year....................            0       127,401,796   1,214,444             0       128,616,240
                          -----------     -------------  ----------   -----------     -------------
Cash at end of year.....  $(8,868,729)    $  10,214,239  $1,097,083   $(2,898,753)    $   8,412,569
                          ===========     =============  ==========   ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                              Property                                     Historical    Historical
                                            Acquisition                                       CNL            CNL
                           Historical        Pro Forma                      Historical     Financial      Financial
                               APF          Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------     ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $  32,152,408     $ 19,030,497 (a) $  51,182,905  $10,656,379    $ (468,133)  $     427,134
Adjustments to reconcile
 net income(loss) to net
 cash provided by (used
 in) operating
 activities:
 Depreciation...........      4,042,290        2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                             11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                             30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                           (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                                  0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                            611,534            0             0         398,042
 Gain on
  securitization........              0                                  0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                                  0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                            899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                                  0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                                  0            0             0               0
 Investment in notes
  receivable............              0                                  0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                                  0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                                  0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                                  0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                                  0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                          1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                        (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                           (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                            467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                             31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                                  0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                            436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                            693,372            0             0               0
                          -------------     ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867        2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------     ------------     -------------  -----------    ----------   -------------
 Net cash provided
  by(used in) operating
  activities............     39,116,275       21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                          2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)     (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                       (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                          (974,696)           0             0               0
 Acquisition of
  businesses
 Purchase of other
  investments...........    (16,083,055)                       (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                                  0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                                  0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                        (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                            291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                        (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                          1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                                  0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                        (6,281,069)           0             0               0
                                      0                                  0            0             0               0
 Other..................              0                                  0      200,000             0               0
                          -------------     ------------     -------------  -----------    ----------   -------------
 Net cash provided
  by(used in) investing
  activities............   (277,338,756)     (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                        385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                                  0            0             0               0
                                      0                                  0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                        (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                       (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040 (A)   33,656,518 (e)    41,348,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                            (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                          (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                           (34,073)           0             0               0
 Distributions to
  limited partners......              0                                  0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                       (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                           (95,101)           0            24      (2,500,011)
                          -------------     ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541       33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase(decrease)
 in cash................     75,613,060      (3,173,254)        72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                         47,586,777      264,000     1,298,261         680,092
                          -------------     ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837     $(3,173,254)     $ 120,026,583  $   713,308    $  962,573   $   2,526,078
                          =============     ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                           Historical
                            Combining                      CNL Income
                            Pro Forma         Combined      Fund XV,     Pro Forma         Adjusted
                           Adjustments           APF          Ltd.      Adjustments       Pro Forma
                          -------------     -------------  -----------  ------------     ------------
Cash Flows from
 Operating Activities:
Net Income(loss)........  $ (16,353,410)(a) $  45,444,875  $ 2,642,497  $      5,285 (a) $ 48,092,657
Adjustments to reconcile
 net income(loss) to net
 cash provided by(used
 in) operating
 activities:
 Depreciation...........       (340,898)(b)     6,789,917      279,051        58,786 (b)    7,127,754
 Amortization expense...      2,146,168 (c)     4,460,252        2,837                      4,463,089
 Minority interest in
  income of consolidated
  joint venture.........                           30,156           --             0           30,156
 Equity in earnings of
  joint ventures, net of
  distributions.........                          (15,440)      34,522        12,898 (d)       31,980
 Loss(gain) on sale of
  land, building, net
  investment in direct
  leases................                                0            0                              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                        1,009,576      280,907                      1,290,483
 Gain on
  securitization........                       (3,356,538)           0                     (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                      265,871,668            0                    265,871,668
 Decrease(increase) in
  other receivables.....                       (2,543,413)     (33,427)                    (2,576,840)
 Increase in accrued
  interest income
  included in notes
  receivable............                         (170,492)           0                       (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                                0            0                              0
 Investment in notes
  receivable............                     (288,590,674)           0                   (288,590,674)
 Collections on notes
  receivable............                       23,539,641            0                     23,539,641
 Decrease in restricted
  cash..................                        2,504,091            0                      2,504,091
 Decrease(increase) in
  due from related
  party.................                         (953,688)           0                       (953,688)
 Increase in prepaid
  expenses..............                            7,246       (1,994)                         5,252
 Decrease in net
  investment in direct
  financing leases......                        1,971,634       85,884                      2,057,518
 Increase in accrued
  rental income.........                       (2,187,652)    (142,233)                    (2,329,885)
 Increase in intangibles
  and other assets......                         (154,351)           0                       (154,351)
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities...........                          846,680        3,462                        850,142
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                         (133,364)      16,876                       (116,488)
 Increase in accrued
  interest..............                          (77,968)           0                        (77,968)
 Increase in rents paid
  in advance and
  deposits..............                          436,843       48,346                        485,189
 Decrease in deferred
  rental income.........                          693,372            0                        693,372
                          -------------     -------------  -----------  ------------     ------------
 Total adjustments......      1,805,270         9,977,496      574,231        71,684       10,623,411
                          -------------     -------------  -----------  ------------     ------------
 Net cash provided
  by(used in) operating
  activities............    (14,548,140)       55,422,371    3,216,728        76,969       58,716,068
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                        2,385,941            0                      2,385,941
 Additions to land and
  buildings on operating
  leases................                     (259,469,347)           0                   (259,469,347)
 Investment in direct
  financing leases......                      (47,115,435)           0                    (47,115,435)
 Investment in joint
  venture...............                         (974,696)    (216,992)                    (1,191,688)
 Acquisition of
  businesses............     (8,210,535)(f)    (8,210,535)                (2,492,465)(g)  (11,125,000)
                                                                            (422,000)(g)
 Purchase of other
  investments...........                      (16,083,055)           0                    (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                          295,514            0                        295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................                          212,821            0                        212,821
 Investment in mortgage
  notes receivable......                       (2,886,648)           0                     (2,886,648)
 Collections on mortgage
  note receivable.......                          291,990            0                        291,990
 Investment in equipment
  notes receivable......                       (7,837,750)           0                     (7,837,750)
 Collections on
  equipment notes
  receivable............                        3,046,873            0                      3,046,873
 Decrease in restricted
  cash..................                                0            0                              0
 Increase in intangibles
  and other assets......                       (6,281,069)           0                     (6,281,069)
                                                        0            0                              0
 Other..................                          200,000            0                        200,000
                          -------------     -------------  -----------  ------------     ------------
 Net cash provided
  by(used in) investing
  activities............     (8,210,535)     (342,425,396)    (216,992)   (2,914,465)    (345,556,853)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                      386,592,011            0                    386,592,011
 Contributions from
  limited partners......                                0            0                              0
                                                        0            0                              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                       (4,574,925)           0                     (4,574,925)
 Payment of stock
  issuance costs........                      (34,579,650)           0                    (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                      455,102,478            0                    455,102,478
 Payment on line of
  credit/notes payable..                     (411,813,826)           0                   (411,813,826)
 Retirement of shares of
  common stock..........                         (639,528)           0                       (639,528)
 Distributions to
  holders of minority
  interest..............                          (34,073)           0                        (34,073)
 Distributions to
  limited partners......                                0   (3,400,000)                    (3,400,000)
 Distributions to
  stockholders..........                      (48,813,637)           0                    (48,813,637)
 Other..................                       (2,595,088)           0                     (2,595,088)
                          -------------     -------------  -----------  ------------     ------------
 Net cash provided
  by(used in) financing
  activities............              0       338,643,762   (3,400,000)            0      335,243,762
Net increase(decrease)
 in cash................    (22,758,675)       51,640,737     (400,264)   (2,837,496)      48,402,977
Cash at beginning of
 year...................                       49,829,130    1,614,708                     51,443,838
                          -------------     -------------  -----------  ------------     ------------
Cash at end of year.....  $ (22,758,675)    $ 101,469,867  $ 1,214,444  $ (2,837,496)    $ 99,846,815
                          =============     =============  ===========  ============     ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                      PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

     through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                             CNL
                                          Financial
                                          Services
                               Advisor      Group     Income Fund     Total
                             ----------- -----------  -----------  ------------
Shares Offered.............    3,800,000   2,350,000  1,845,850.6   7,995,850.6
Exchange Value.............  $        20 $        20  $        20  $         20
                             ----------- -----------  -----------  ------------
Share Consideration........  $76,000,000 $47,000,000  $36,917,012  $159,917,012
Cash Consideration.........          --          --       422,000       422,000
APF Transaction Costs......    5,073,176   3,137,359    2,492,465    10,703,000
                             ----------- -----------  -----------  ------------
    Total Purchase Price...  $81,073,176 $50,137,359  $39,831,477  $171,042,012
                             =========== ===========  ===========  ============
Allocation of Purchase
 Price:
Net Assets--Historical.....  $ 7,141,252 $10,006,878  $35,347,941  $ 52,496,071
Purchase Price Adjustments:
  Land and buildings on
   operating leases........                             4,299,947     4,299,947
  Net investment in direct
   financing leases........                             1,097,122     1,097,122
  Investment in joint
   ventures................                               760,356       760,356
  Accrued rental income....                            (1,655,430)   (1,655,430)
  Intangibles and other
   assets..................               (2,792,876)     (18,459)   (2,811,335)
  Goodwill*................               42,923,357          --     42,923,357
  Excess purchase price....   73,931,924         --           --     73,931,924
                             ----------- -----------  -----------  ------------
    Total Allocation.......  $81,073,176 $50,137,359  $39,831,477  $171,042,012
                             =========== ===========  ===========  ============

--------

* Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

     The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,931,924 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,923,357 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

     1.Common Stock
      (CFA, CFS,
      CFC)--Class A...       8,600
       Common Stock
        (CFA, CFS,
        CFC)--Class
        B.............       4,825
       APIC (CFA, CFS,
        CFC)..........  13,857,645
       Retained Earn-
        ings..........   3,277,060
       Accumulated
        distributions
        in excess of
        earnings......  73,931,924
       Goodwill for
        CFC (Intangi-
        bles and other
        assets).......  42,923,357
         CFC/CFS Org
          Costs/Other
          Assets......               2,792,876
         Cash to pay
          APF transac-
          tion costs..               8,210,535
         APF Common
          Stock.......                  61,500
         APF APIC.....             122,938,500
       (To record ac-
        quisition of
        CFA, CFS and
        CFC)
     2.Partners Capi-
      tal.............  35,347,941
       Land and build-
        ings on oper-
        ating leases..   4,299,947
       Net investment
        in direct fi-
        nancing
        leases........   1,097,122
       Investment in
        joint ven-
        tures.........     760,356
         Accrued
          rental in-
          come........               1,655,430
         Intangibles
          and other
          assets......                  18,459
         Cash to pay
          APF Transac-
          tion costs..               2,492,465
         Cash consid-
          eration to
          Income
          Fund........                 422,000
         APF Common
          Stock.......                  18,459
         APF APIC.....              36,898,553
       (To record ac-
        quisition of
        Income Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $10,561 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

       adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates......................... $  (292,575)
         Secured equipment lease fees.............................     (26,127)
         Advisory fees............................................     (63,393)
         Reimbursement of administrative costs....................    (182,125)
         Acquisition fees.........................................      (9,483)
         Underwriting fees........................................        (211)
         Administrative, executive and guarantee fees.............    (290,036)
         Servicing fees...........................................    (257,767)
         Development fees.........................................     (14,678)
         Management fees..........................................    (697,364)
                                                                   -----------
           Total.................................................. $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income................................................ $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs........................... $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $  (697,364)
         Administrative executive and guarantee fees..............    (290,036)
         Servicing fees...........................................    (257,767)
         Advisory fees............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill..................................... $536,542

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $11,890 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $ (8,051)
         Reimbursement of administrative costs.......................  (15,202)
                                                                      --------
                                                                      $(23,253)
                                                                      ========

    (l) Represents the elimination of $15,202 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $11,436 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $8,051 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $7,614 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $14,696 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $3,225 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates........................ $ (1,773,406)
         Secured equipment lease fees............................      (54,998)
         Advisory fees...........................................     (305,030)
         Reimbursement of administrative costs...................     (408,762)
         Acquisition fees........................................  (21,794,386)
         Underwriting fees.......................................     (388,491)
         Administrative, executive and guarantee fees............   (1,233,043)
         Servicing fees..........................................   (1,570,331)
         Development fees........................................     (229,153)
         Management fees.........................................   (1,851,004)
                                                                  ------------
           Total................................................. $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31,

           CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

             NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

               PRO FORMA FINANCIAL STATEMENTS--(Continued)

       1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income............................................... $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs......................... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $(1,851,004)
         Administrative executive and guarantee fees..............  (1,233,043)
         Servicing fees...........................................  (1,269,357)
         Advisory fees............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill................................... $2,146,168

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $47,560 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $(33,990)
         Reimbursement of administrative costs.......................  (32,445)
                                                                      --------
                                                                      $(66,435)
                                                                      ========

    (l) Represents the elimination of $32,445 in administrative costs reimbursed by the Income Fund to the Advisor.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (m) Represents savings of $40,888 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $33,990 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $11,479 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $58,786 as a result of adjusting the historical basis of the real estate owned indirectly by the Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $12,898 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

              NOTES AND MANAGEMENT'S ASSUMPTIONS TO UNAUDITED

                PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non-Cash Investing Activities

  On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

      (a) Represents pro forma adjustments to net income.

      (b) Represents add back of pro forma depreciation expense to net income.

      (c) Represents add back of pro forma amortization of goodwill expenses to net income.

      (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non Cash Investing Activities:

  On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XV, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XV, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

     Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                 Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XV, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

  1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

  1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

     "(B) Notes in accordance with Section 4.4 below."

  1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

       "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

  1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

       "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

  1.6 The following subsection shall be added to Section 10.2

       "(g) The aggregate face amount of the Notes to be issued to Dissenting Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chairman and Chief Executive
                                           Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne

                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne

                                          Its: President

                                          CNL INCOME FUND XV, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.

                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne

                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.

                                          James M. Seneff, Jr., as General
                                           Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XV, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 3,733,901 fully paid and nonassessable APF Common Shares (1,866,951 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $33,159,327,based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

 Representations and Warranties of APF, The OPGeneral Partner and The Operating
                                  Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 57,266,099 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,000,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $3,733,901 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $373,390 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XV, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       TO
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                            CNL Income Fund XV, Ltd

--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620,109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on September 2, 1993, adopts the following certificate of amendment to its certificate of limited partnership:

  FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in their entirety.

  SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

  THIRD: Signature(s)
  Signature of current general partner(s):

                                          _____________________________________
                                                   James M. Seneff, Jr.

                                          _____________________________________
                                                     Robert A. Bourne

                                          CNL Realty Corporation


                                          By:
                                            ___________________________________
                                            Name:

   Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

James M. Seneff, Jr.
Robert A. Bourne
400 East South Street
Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XV, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XV, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                       CNL AMERICAN PROPERTIES FUND, INC.
                          SUPPLEMENT DATED     , 1999
                                       TO
                   PROSPECTUS/CONSENT SOLICITATION STATEMENT
                             DATED           , 1999
                         FOR CNL INCOME FUND XVI, LTD.

   This supplement is being furnished to you, as a Limited Partner of CNL Income Fund XVI, Ltd., which we refer to as the Income Fund, for the purpose of enabling you to evaluate the proposed acquisition of your Income Fund by CNL American Properties Fund, Inc., a Maryland corporation, which is a real estate investment trust. This supplement is designed to summarize only the risks, effects, fairness and other considerations of the proposed acquisition that are unique to you and the other Limited Partners of your Income Fund. This supplement does not purport to provide an overall summary of the proposed acquisition and should be read in conjunction with the accompanying Prospectus/Consent Solicitation Statement, which includes detailed discussions regarding APF and the other Income Funds being acquired by APF. Accordingly, the discussions in this supplement are qualified by the more expanded treatment of these matters appearing in the consent solicitation. Unless otherwise indicated, the terms "we," "us," "our," and "ourselves" when used herein refer to James M. Seneff, Jr., Robert A. Bourne and CNL Realty Corporation, the general partners of your Income Fund. When we refer to APF, we are referring to CNL American Properties Fund, Inc. and its subsidiaries, including CNL APF Partners, L.P., a wholly-owned limited partnership through which APF conducts its business and which we call the Operating Partnership.

   APF Share numbers in this consent solicitation reflect a one-for-two reverse stock split approved by the APF stockholders on May 27, 1999, and effective June 3, 1999.

                                    OVERVIEW

   Pursuant to the consent solicitation and this supplement, you are being asked to approve the Acquisition of your Income Fund by APF. Your Income Fund is one of 16 limited partnerships, which we refer to collectively as the Income Funds) that APF is seeking to acquire. Supplements have also been prepared for each of the other Income Funds, copies of which may be obtained without charge by each Limited Partner or his, her or its representative upon written request to D.F. King & Co., 77 Water Street, New York, New York 10005.

What is APF?

   APF is a full-service estate investment trust, formed in 1994, whose primary business is the ownership of restaurant properties leased to operators of national and regional restaurant chains on a triple-net lease basis. Unlike your Income Fund which is restricted, due to capital and other limitations, to owning and leasing a static number of restaurant properties on a triple-net basis, APF has the ability to offer a complete range of restaurant property services to operators of national and regional restaurant chains, from triple-net leasing and mortgage financing to site selection, construction management and build-to-suit development. If APF acquires all of the Income Funds in the Acquisition, APF expects to have total assets of approximately $1.5 billion at the time of the consummation of the Acquisition and will be one of the largest triple-net lease REITs in the United States.

How many APF Shares will I receive if my Income Fund is acquired by APF?

   Your Income Fund will receive 2,160,474 APF Shares. You will receive your proportion of such shares in accordance with the terms of your Income Fund's partnership agreement. APF has assigned a value, which we refer to as the exchange value, of $20.00 per share for the APF Shares. Because the APF Shares are not listed on the NYSE at this time, the value at which an APF Share may trade is uncertain because there is no established trading market. Upon the consummation of the Acquisition, the APF Shares will be listed for trading on the NYSE. We do not know the value at which an APF Share will trade on the NYSE upon listing. It is possible that the APF Shares will trade at prices substantially below the exchange value. APF has, however, recently sold $750 million of APF Shares through three public offerings. In each offering, the offering price per APF Share, after giving effect to the one-for-two stock split, equaled the exchange value. The offering price was determined by APF based upon the estimated costs of investing in restaurant properties and making mortgage loans, the fees to be paid to CNL Fund Advisors, Inc. and its affiliates, as well as fees to third parties and the expenses of the offerings. At March 31, 1999, APF has invested all of the net offering proceeds to acquire restaurant properties, to make mortgage loans and to pay fees and other expenses.

What material risks and considerations should I consider in determining whether to vote "For" or "Against" the Acquisition?

   There are a number of material risks and considerations that you should consider, including:

  .We are uncertain as to the value at which APF Shares will trade following listing.

  .we have material conflicts in light of our being both general partners of the Income Funds and members of APF's Board of Directors.

  .unlike your Income Fund, APF will not be prohibited from incurring indebtedness,

  .as stated below, the Acquisition is a taxable transaction.

  .the Acquisition involves a fundamental change in your investment.

What is the required vote necessary to approve the Acquisition?

   Pursuant to the terms of your Income Fund's partnership agreement, APF's acquisition of your Income Fund may not be consummated without the approval of greater than 50% of the outstanding units. Such an approval by your Income Fund's Limited Partners will be binding on you even if you vote against the Acquisition.

Did you receive a fairness opinion in connection with APF's acquisition of my Income Fund?

   Yes. Legg Mason Wood Walker, Incorporated, an independent financial advisor and investment bank, headquartered in Baltimore, Maryland, rendered an opinion with respect to the fairness, from a financial point of view, with respect to
(a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds.

Do you, as the general partners of my Income Fund, recommend that I vote "For" the proposed Acquisition?

   Yes. We unanimously recommend that you vote "For" the proposed Acquisition. We believe that the Acquisition is the best means to maximize the value of your investment in your Income Fund, as opposed to liquidating your Income Fund's portfolio or continuing unchanged the investment in your Income Fund.

How do I vote?

   Just indicate on the enclosed consent form, which is printed on the colored paper, how you want to vote, and sign and mail it in the enclosed postage-paid return envelope as soon as possible, so that at the special meeting of Limited Partners, your units may be voted "For" or "Against" APF's acquisition of your Income Fund. If you prefer, you may instead vote by telephone, following the instructions on your consent form. If you sign and send in your consent form and do not indicate how you want to vote, your consent form will be counted as a vote "For" the Acquisition. If you do not vote or you abstain from voting, it will count as a vote "Against" the Acquisition.

In the event that my Income Fund is acquired by APF, may I choose to receive something other than APF Shares?

   Yes, subject to the following limitations. If you vote "Against" the Acquisition, but your Income Fund is nevertheless acquired by APF, you may
elect to receive consideration in the Form of 7.0% callable notes due        ,
2004 in an amount equal to 97% of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. Please note that you may only receive the notes if you vote "Against" the Acquisition, and you elect to receive notes on your consent form. You will receive APF Shares if your Income Fund elects to be acquired in the Acquisition and you vote "For" the Acquisition, or you vote "Against" the Acquisition and do not affirmatively select the notes option on your consent form. In addition, if Limited Partners in your Income Fund elect to receive notes in an amount greater than 15% of the estimated value of APF Shares, based on the exchange value, to be paid to your Income Fund, then APF has the right to decline to acquire your Income Fund. The notes will not be listed on any exchange or automated quotation system, and a market for the notes will not likely develop.

What are the tax consequences of the Acquisition to me?

   The Acquisition is a taxable transaction. While a significant percentage of the Limited Partners in your Income Fund are tax-deferred or tax-exempt entities, such as pension plans, 401(k) plans or IRAs, if you are a person subject to income taxation or a tax-paying entity and you receive APF Shares, the tax that you must pay will generally be based on the difference between the value of the APF Shares you receive and the tax basis of your units. If you elect the notes, your tax will be based upon your allocable share of the gain which will be recognized by your Income Fund; your Income Fund's gain will generally equal the excess, if any, of the value of the APF Shares received by your Income Fund over the tax basis of your Income Fund's net assets. Some of the gain may be subject to the 25% rate of tax applicable to certain types of real property gain.

  We urge you to consult with your tax advisor to evaluate the taxes that will be incurred by you as a result of your participation in the Acquisition.

   We have estimated, based on the exchange value, that the taxable gain per average original $10,000 investment in your Income Fund will be $50. To review the tax consequences to the Limited Partners of the Income Funds in greater detail, see pages 180 through 194 of the consent solicitation and "Federal Income Tax Considerations" in this supplement.

                                  RISK FACTORS

   As a result of APF's Acquisition of your Income Fund, you will assume the risks associated with the assets of APF and the other Income Funds acquired by APF. Although the majority of APF's assets and the assets of the other Income Funds acquired by APF are substantially similar to those of your Income Fund, the restaurant properties owned by APF and the other Income Funds acquired by APF may be differently constructed, located in a different geographic area or of a different restaurant chain than the restaurant properties owned by your Income Fund. Because the market for real estate may vary from one region of the country to another, the change in geographic diversity may expose you to different and greater risks than those to which you are presently exposed. For geographic information regarding APF's and the Income Funds' restaurant properties, see "APF's Business and The Restaurant Properties--Business Objectives and Strategies" and "--The Restaurant Properties--General" and "Business of the Income Funds--Description of Restaurant Properties" in the consent solicitation.

   The following is a description of the most significant potential disadvantages, adverse consequences and risks of the Acquisition that are applicable to your Income Fund. This description is qualified in its entirety by the more detailed discussion in the section entitled "Risk Factors" contained in the consent solicitation.

 Investment Risks

The exchange value was determined by APF, and the trading price of the APF Shares may decrease below the exchange value upon listing.

   Your Income Fund will be receiving 2,160,474 APF Shares if your Income Fund approves the Acquisition. There has been no prior market for the APF Shares, and it is possible that the APF Shares may trade at prices substantially below the Exchange Value or the historical per share book value of the assets of APF. The APF Shares have been approved for listing on the NYSE, subject to official notice of issuance. Prior to listing, the existing APF stockholders have not had an active trading market in which they could sell their APF Shares. Additionally, any Limited Partners of the Income Funds who become APF stockholders as a result of the Acquisition, will have transformed their investment in non-tradable units into an investment in freely tradable APF Shares. Consequently, some of these stockholders may choose to sell their APF Shares upon listing at a time when demand for APF Shares may be relatively low. The market price of the APF Shares may be volatile after the Acquisition, and the APF Shares could trade at prices substantially less than the exchange value as a result of increased selling activity following the issuance of the APF Shares, the interest level of investors in purchasing the APF Shares after the Acquisition and the amount of distributions to be paid by APF.

Your distributions may decrease.

   In each of the years ended December 31, 1996, 1997 and 1998, your Income Fund made $788, $820 and $800, respectively, in distributions per $10,000 investment to you. While historically, APF has made distributions equal to 7.625% per APF Share, based on the exchange value, we cannot be sure that APF will be able to maintain this level of distributions in the future. In the event that APF is unable to maintain this level of distributions in the future, your distributions per $10,000 investment may decrease substantially after the Acquisition.

The general partners will receive benefits from the Acquisition and will have conflicts of interest in the Acquisition.

   The general partners have two material conflicts of interest in the Acquisition of your Income Fund. First, we, James M. Seneff, Jr. and Robert A. Bourne, who also sit on the Board of Directors of APF, and CNL Realty Corp., an entity whose sole stockholders are Messrs. Seneff and Bourne, are the three general partners of the Income Funds. As Board members of APF, Messrs. Seneff and Bourne, have a different interest in the completion of the Acquisition which may conflict with your interest as a Limited Partner of the Income Fund or with their own positions as the general partners of your Income Fund. Second, while we will not receive any APF Shares as a result of APF's Acquisition of your Income Fund, we, as the general partners of your Income Fund, may be required to pay all or a substantial portion of the Acquisition costs allocated to your Income Fund to the extent that you or other Limited Partners of your Income Fund vote against the Acquisition. For additional information regarding the Acquisition costs allocated to your Income Fund, see "Comparison of Alternative Effect on Financial Condition and Results of Operations" contained in this supplement.

The Acquisition will result in a fundamental change in the nature of your investment.

   The Acquisition of your Income Fund involves a fundamental change in the nature of your investment. Your investment will change from constituting an interest in your Income Fund, which has a fixed portfolio of restaurant properties in which you participate in the profits from the operation of its restaurant properties, to holding common stock of APF, an operating company, that will own and lease on a triple net basis, on the date that the Acquisition is consummated, assuming only your Income Fund was acquired as of March 31, 1999, 557 restaurant properties. The risks inherent in investing in an operating company such as APF include that APF may invest in new restaurant properties that are not as profitable as APF anticipated, may incur substantial indebtedness to make future acquisitions of restaurant properties which it may be unable to repay and may make mortgage loans to prospective operators of national and regional restaurant chains which may not have the ability to repay.

   Also, an investment in APF may not outperform your investment in your Income Fund. Your investment will change from one in which you are generally entitled to receive distributions from any net proceeds of a sale or refinancing of your Income Fund's assets, to an investment in an entity in which you may realize the value of your investment only through sale of your APF Shares, not from liquidation proceeds from restaurant properties. Continuation of your Income Fund would, on the other hand, permit you eventually to receive liquidation proceeds, if any, from the sale of the Income Fund's restaurant properties, and your share of these sale proceeds could be higher than the amount realized from the sale of your APF Shares or from the combination of cash paid to and payments on any notes if you elect to receive the notes.

You may not receive the potential appreciation of your Income Fund's restaurant property portfolio if your Income Fund is acquired.

   Your Income Fund's partnership agreement provides that unless earlier terminated pursuant to its terms, your Income Fund will be terminated, dissolved, and its assets liquidated on December 31, 2031. At the time of your Income Fund's formation, we contemplated that its investment program would terminate and its investments would be liquidated some time between 2002 and 2007. If your Income Fund is acquired by APF in the Acquisition, your Income Fund will be liquidated prior to the originally contemplated timeframe. Due to the lack of certainty with respect to the potential appreciation of APF Shares, an investment in APF Shares may not outperform the potential appreciation of your investment in your Income Fund if your Income Fund had remained in existence at least until the contemplated liquidation date.

 Real Estate/Business Risks

If APF's borrowers default on mortgage loans, APF's income could be adversely affected.

   APF will be subject to risks inherent in the business of lending, such as the risk of default of the borrower or bankruptcy of the borrower. Upon a default by a borrower, APF may not be able to sell the property securing a mortgage loan at a price that would enable it to recover the balance of a defaulted mortgage loan. In addition, the mortgage loans could be subject to regulation by federal, state and local authorities which could interfere with APF's administration of the mortgage loans and any collections upon a borrower's default. APF will also be subject to interest rate risk that is associated with the business of making mortgage loans. Since APF's primary source of financing its mortgage loans will be through variable rate loans, any increase in interest rates will also increase APF's borrowing costs. In addition, any interest rate increases after a loan's origination could also adversely affect the value of the loans when securitized.

APF may not be able to access the securitization markets; APF's gains on any completed securitizations may be overstated if prepayments or defaults are greater than anticipated.

   The CNL Restaurant Financial Services Group has previously "securitized" one portfolio of mortgage loans by contributing them to a trust which subsequently issued trust certificates representing beneficial ownership interests in the pool of mortgage loans. The CNL Restaurant Financial Services Group ultimately received the net proceeds paid to the trust from the sale of the trust certificates. APF now operates these lending and securitization operations. APF 's experience with direct oversight of such mortgage financing is limited, and we cannot be sure that APF will be able to integrate successfully the lending and securitization operations into its business. In addition, APF's ability to access the securitization markets for the mortgage loans on favorable terms could be adversely affected by a variety of factors, including adverse market conditions and adverse performance of its loan portfolio or servicing responsibilities. If APF is unable to access the securitization market, it would have to retain as assets those mortgage loans it would otherwise securitize, thereby remaining exposed to the related credit and repayment risks on such mortgage loans. Under such circumstances, APF would also have to seek a different source for funding its operations than securitizations.

   APF will report gains on sales of mortgage loans in any securitization based in part on the estimated fair value of the mortgage-related securities retained by APF. In a securitization, APF would expect to retain a residual-interest security and retain an interest-only strip security. The fair value of the residual-interest and interest-only strip security would be the present value of the estimated net cash flows to be received after considering the effects of prepayments and credit losses. The capitalized mortgage servicing rights and mortgage-related securities would be valued using prepayment, default, and interest rate assumptions that APF believes are reasonable. The amount of revenue recognized upon the sale of loans or loan participations will vary depending on the assumptions utilized.

   APF may have to make adjustments to the amount of revenue it recognizes for a securitization if the rate of prepayment, rate of default, and the estimates of the future costs of servicing utilized by APF vary from APF's estimates. For example, APF's gain upon the sale of loans will have been either overstated or understated if prepayments and/or defaults are greater than or less than anticipated. In addition, higher levels of future prepayments, and/or increases in delinquencies or liquidations, would result in a lower valuation of the mortgage-related securities. These adjustments would adversely affect APF's earnings in the period in which the adjustment is made. Such adjustments may be material if APF's estimates are significantly different from actual results.

APF's increased leverage increases APF's risk of default which could, in turn, adversely affect APF's results of operations and stockholder distributions.

   In addition to the issuance of APF Shares or the sale of units of the Operating Partnership, APF has funded and intends to continue to Fund acquisitions and the development of new restaurant properties through short-term borrowings and by financing or refinancing its indebtedness on such properties on a longer-term basis when market conditions are appropriate. As of March 31, 1999, and assuming the acquisition of the CNL Restaurant Businesses, APF's debt service ratio was 3.62x and its ratio of debt-to-total assets was 28.01%. If only your Income Fund were acquired as of that date, APF's debt service ratio would have been 3.79x and its ratio of debt-to-total assets would have been 26.90%. Up through the time immediately prior to the consummation of the Acquisition, as a general policy, APF's Board of Directors has allowed APF to borrow funds only when the ratio of debt-to-total assets of APF is 45% or less. APF's organizational documents, however, do not contain any limitation on the amount or percentage of indebtedness that APF may incur in the future. Accordingly, APF's Board of Directors could modify the current policy at any time after the Acquisition. If this policy were changed, APF could become more highly leveraged, resulting in an increase in the amounts of debt repayment. This, in turn, could increase APF's risk of default on its obligations and adversely affect APF's results of operations and its ability to make required distributions to its stockholders.

APF's ability to incur additional secured debt may dilute the value of the notes held by former limited partners of the Income Funds.

   APF may increase its level of secured debt. Payments on any notes issued by APF in connection with the Acquisition would be subordinated to any secured debt incurred by APF. Also, any secured debt would have a priority claim of repayment over the notes in the event that APF defaulted under its obligations.

APF's plan to grow through the acquisition and development of new restaurant properties could be adversely affected by trends in the real estate and financing businesses.

   APF's growth strategy is substantially based on the acquisition and development of additional restaurant properties. We do not know that APF will do so successfully because APF may have difficulty finding new restaurant properties, negotiating with new or existing tenants or securing acceptable financing. In addition, investing in additional restaurant properties is subject to many risks. For instance, if an additional restaurant property is in a market in which APF has not invested before, APF will have relatively little experience in and may be unfamiliar with that new market.

The inability of a tenant or borrower to make lease and mortgage payments could have an adverse effect on APF.

   APF's business depends on the tenants' and borrowers' ability to pay their obligations to APF with respect to APF's real estate leases and mortgages. APF typically does not require that a third party guarantee the obligations of the tenant or the borrower. The ability of the tenants or borrowers to pay their obligations to APF in a timely manner will depend on a number of factors, including the successful operation of their businesses. Various factors, many of which are beyond the control of a restaurant chain, may adversely affect the economic viability of the restaurant chain, including but not limited to: (1) national, regional and local economic conditions which may be adversely affected by industry slowdowns, employer relocations, prevailing employment conditions and other factors, and which may reduce consumer demand for the products offered by APF's customers; (2) local real estate conditions; (3) changes or weaknesses in specific industry segments; (4) perceptions by prospective customers of the safety, convenience, services and attractiveness of the restaurant chain; (5) changes in demographics, consumer tastes and traffic patterns; (6) the ability to obtain and retain capable management; (7) changes in laws, building codes, similar ordinances and other legal requirements, including laws increasing the potential liability for environmental conditions existing on properties; (8) the inability of a particular restaurant chain's computer system, or that of its franchisor or vendors, to adequately address Year 2000 issues; (9) increases in operating expenses; and (10) increases in minimum wages, taxes including income, service, real estate and other taxes or mandatory employee benefits.

 Tax Risks

APF's failure to qualify as a REIT for tax purposes would result in APF's taxation as a corporation and the reduction of funding available for stockholder distribution.

   If APF fails to qualify as a REIT, it would be subject to federal income tax at regular corporate rates. In addition to these taxes, APF may be subject to the federal alternative minimum tax and various state income taxes. Unless APF is entitled to relief under specific statutory provisions, it could not elect to be taxed as a REIT for four taxable years following the year during which it was disqualified. Therefore, if APF loses its REIT status, the funds available for distribution to you, as a stockholder, would be reduced substantially for each of the years involved.

If APF cannot meet its REIT distribution requirements, it may have to borrow funds or liquidate assets to maintain its REIT status.

   Subject to certain adjustments that are unique to REITs, a REIT generally must distribute 95% of its taxable income. In the event that APF does not have sufficient cash, this distribution requirement may limit APF's ability to acquire additional restaurant properties and to make mortgage loans. Also, for the purposes of determining taxable income, APF may be required to include interest payments, rent and other items it has not yet received and exclude payments attributable to expenses that are deductible in a different taxable year. As a result, APF could have taxable income in excess of cash available for distribution. If this occurred, APF would have to borrow funds or liquidate some of its assets in order to maintain its status as a REIT.

Changes in the tax law could adversely affect APF's REIT status.

   APF's treatment as a REIT for federal income tax purposes is based on the tax laws that are currently in effect. We are unable to predict any future changes in the tax laws that would adversely affect APF's status as a REIT. In the event that there is a change in the tax laws that prevents APF from qualifying as a REIT or that requires REITs generally to pay corporate level federal income taxes, APF may not be able to make the same level of distributions to its stockholders. In addition, such change may limit APF's ability to invest in additional restaurant properties and to make additional mortgage loans.

   For a more detailed discussion of the risks associated with the Acquisition, see "Risk Factors" in the consent solicitation.

                       CONSIDERATION PAID TO INCOME FUND

   The proposed number of APF Shares to be paid to your Income Fund was determined by APF in accordance with its own valuation methodologies regarding each Income Fund. We, as the general partners or each Income Fund, determined the fairness of the value of the APF Shares to be paid to your Income Fund based in part on the appraisal of the restaurant properties of your Income Fund by Valuation Associates. In addition, we engaged Legg Mason to provide us with an opinion that the APF Share consideration to be received by each Income Fund, individually, is fair from a financial point of view to each Income Fund.

   The following table sets forth information regarding the estimated value of the consideration that your Income Fund will receive in the Acquisition. The APF Shares payable to your Income Fund will not change if APF acquires fewer than all of the Income Funds in the Acquisition. This data assumes that none of the Limited Partners of your Income Fund have elected to receive notes. You should note that the APF Shares may trade at prices substantially below the exchange value upon listing on the NYSE.

                   Original
                   Limited
  Original         Partner
   Limited       Investments
   Partner         Less Any                                                            Estimated Value of
 Investments   Distributions of              Estimated                                   APF Shares per
  Less Any        Net Sales      Number of  Value of APF              Estimated Value   Average $10,000
Distributions    Proceeds per   APF Shares     Shares     Estimated    of APF Shares    Original Limited
of Net Sales   $10,000 Original Offered to   Payable to  Acquisition after Acquisition      Partner
 Proceeds(1)    Investment(1)   Income Fund Income Fund   Expenses       Expenses          Investment
-------------  ---------------- ----------- ------------ ----------- ----------------- ------------------
 $45,000,000       $10,000       2,160,474  $43,209,480   $473,000      $42,736,480          $9,497

--------
(1) Income Fund has had no distributions of net sales proceeds.

   If your Income Fund approves the Acquisition and you have voted "Against" the Acquisition, but you do not wish to own APF Shares, you can elect to
receive your portion of the consideration in 7.0% callable notes, due     ,
2004. The payment received by you and other Limited Partners who elect to receive notes will be equal to 97% of the value of your portion of the APF Share consideration, based on the exchange value, that would otherwise have been paid to your Income Fund. The notes will bear interest at 7.0% and will
mature on     , 2004. APF may redeem the notes at any time prior to their maturity at a price equal to the sum of the outstanding principal balance plus accrued interest. For more detailed information, see "The Acquisition" and "Description of the Notes" in the consent solicitation.

                          EXPENSES OF THE ACQUISITION

   If your Income Fund approves the Acquisition, the portion of the Acquisition expenses attributable to your Income Fund will be paid by your Income Fund, as detailed below. The number of APF Shares paid to your Income Fund would reflect a reduction for your Income Fund's expenses of the Acquisition.

   If the Acquisition of your Income Fund is not approved, we will bear a percentage of all Acquisition expenses equal to the total number of abstentions and "Against" votes cast by the Limited Partners of your Income Fund, divided by the total number of abstentions and votes cast by you and the other Limited Partners of your Income Fund. In such event, your Income Fund will bear the remaining Acquisition expenses.

   The following table sets forth the estimated Acquisition expenses of acquiring your Income Fund:

                         Pre-closing Transaction Costs

     Legal Fees (1)................................................... $ 25,002
     Appraisals and Valuation (2).....................................    7,260
     Fairness Opinions (3)............................................   30,000
     Solicitation Fees (4)............................................   16,499
     Printing and Mailing (5).........................................  107,770
     Accounting and Other Fees (6)....................................   59,399
                                                                       --------
         Subtotal .................................................... $245,930

                           Closing Transaction Costs

     Title, Transfer Tax and Recording Fees (7).......................  104,185
     Legal Closing Fees (8)...........................................   51,461
     Partnership Liquidation Costs (9)................................   71,424
                                                                       --------
         Subtotal ....................................................  227,070
                                                                       --------
     Total ........................................................... $473,000
                                                                       ========

    --------

    (1) Aggregate legal fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $312,063. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

    (2) Aggregate appraisal and valuation fees to be incurred by all of the Income Funds in connection with the Acquisition were $105,420. Your Income Fund's pro-rata portion of these fees was determined based on number of restaurant properties in your Income Fund.

    (3) Each Income Fund received a fairness opinion from Legg Mason and incurred a fee of $30,000.

    (4) Aggregate solicitation fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $249,626. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

    (5) Aggregate printing and mailing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $1,610,399. Your Income Fund's pro-rata portion of these fees was determined based on the number of Limited Partners in your Income Fund.

    (6) Aggregate accounting and other fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $683,904. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

    (7) Aggregate title, transfer tax and recording fees to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $1,312,808. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

    (8) Aggregate legal closing fees to be incurred by the Income Funds in connection with the Acquisition is estimated to be $648,454. Your Income Fund's pro-rata portion of these fees was determined based on the percentage of your Income Fund's total assets as of March 31, 1999 to the total assets of all of the Income Funds as of March 31, 1999.

    (9) Aggregate partnership liquidation costs to be incurred by all of the Income Funds in connection with the Acquisition is estimated to be $895,326. Your Income Fund's pro-rata portion of these costs was determined based on the percentage of the value of the APF Share consideration payable to your Income Fund, based on the exchange value, to the total value of the APF Share consideration payable to all of the Income Funds, based on the exchange value.

   The solicitation fees related to the Acquisition will be allocated among the Income Funds, us and APF depending upon whether the Acquisition is consummated. For purposes of the Acquisition, the term "Solicitation Fees" includes costs such as telephone calls, broker-dealer fact Sheets, legal and other fees related to the solicitation of comments, as well as reimbursement of costs incurred by brokers and banks in forwarding the consent solicitation to you and the other Limited Partners.

   If APF acquires all of the Income Funds, all of the solicitation fees will be payable by APF. If APF acquires less than all of the Income Funds, all of the solicitation fees will be payable by APF or the Income Funds that are acquired in proportion to their respective exchange values. If none of the Income Funds are acquired by APF, all of the solicitation fees will be payable by us.

                                 REQUIRED VOTE

Limited Partner Approval Required by the Partnership Agreement

   Article 12 of your Income Fund's partnership agreement provides that the vote of Limited Partners representing greater than 50% of the outstanding units is required to approve a "Liquidating Sale," which is defined by the partnership agreement to include a transaction or series of transactions resulting in the transfer of 80% or more in value of the Income Fund's restaurant properties acquired within two years of the initial date of the prospectus (September 1994). Because the Acquisition of your Income Fund is a "Liquidating Sale" within the meaning of the partnership agreement, it may not be consummated without the approval of Limited Partners representing greater than 50% of the outstanding units.

Required Amendment to the Partnership Agreement

   Your Income Fund's partnership agreement includes one provision that may prevent the successful completion of APF's Acquisition of your Income Fund. This provision must be amended in order to successfully complete the Acquisition. Therefore, if you vote "For" the Acquisition, you will also be asked to vote in favor of this amendment. The proposed amendment is summarized below:

  . Amendment to Roll-Up Prohibition. Article 21 of the partnership agreement currently provides that your Income Fund may not participate in any transaction involving (i) the acquisition, merger, conversion or consolidation, either directly or indirectly, of your Income Fund, and
     (ii) the issuance of securities of any other partnership, real estate investment trust, corporation, trust or other entity that would be created or would survive after the successful completion of such transaction.

   If the Limited Partners holding a majority of the units approve this amendment to your Income Fund's partnership agreement your Income Fund, Article 21 will be deleted in its entirety.

Partnership Agreement Amendment Procedures

   Pursuant to Article 13 of your Income Fund's partnership agreement, we may propose amendments to the partnership agreement. Article 13 of the partnership agreement requires that we furnish you with a verbatim statement of the proposed amendment, which is attached to this supplement as Appendix C, and to include an opinion of our counsel regarding whether the proposed amendment would result in changing your Income Fund to a general partnership, changing our liability or your liability, or allowing you to take part in the control or management of your Income Fund. The form of opinion of Baker & Hostetler LLP is attached to this supplement as Appendix D.

Consequence of Failure to Approve the Acquisition or the Amendments

   If the Limited Partners of your Income Fund representing greater than 50% of the outstanding units do not vote "For" the Acquisition and the proposed amendment to the partnership agreement, the Acquisition may not be consummated under the terms of the partnership agreement. In such event, we plan to continue to operate your Income Fund as a going concern and to eventually dispose of your Income Fund's restaurant properties approximately 7 to 12 years after they were acquired, or as soon thereafter if, in our opinion, market conditions permit, as contemplated by the terms of the partnership agreement.

Special Meeting to Discuss the Acquisition

   We, as general partners of the Income Funds, have scheduled a special meeting of the Limited Partners of your Income Fund to discuss the solicitation materials, which include the consent solicitation, this supplement and the other materials distributed to you, and the terms of APF's Acquisition of your Income Fund, prior to voting on the Acquisition. The special meeting will be
held at 10:00 a.m., Eastern time, on               , 1999, at
                                          . We and members of APF's management
intend to solicit actively your support for the Acquisition and would like to use the special meeting to answer questions about the Acquisition and the solicitation materials and to explain in person our reasons for recommending that you vote "For" the Acquisition.

                             VOTING PROCEDURES

   The consent solicitation, this supplement, the accompanying transmittal letter, the power of attorney and the Limited Partner consent constitute the solicitation materials being distributed to you and the other Limited Partners to obtain their votes "For" or "Against" the Acquisition of your Income Fund by APF. Please note that we refer, collectively, to the power of attorney and Limited Partner consent as the consent form.

   In order for APF to acquire your Income Fund, the Limited Partners holding greater than 50% of the outstanding Units of your Income Fund must approve the Acquisition. Your Income Fund will be acquired by a merger with the Operating Partnership, in the manner described in the consent solicitation. A copy of the Agreement and Plan of Merger dated March 11, 1999, as amended on June 4, 1999, by and between APF and your Income Fund is attached hereto as Appendix B. We encourage you to read it.

   If you are not planning on attending the special meeting of the Limited Partners of your Income Fund and voting in person, you should complete and return the consent form before the expiration of the solicitation period. The solicitation period is the time period during which you may vote "For" or "Against" the Acquisition of your Income Fund. The solicitation period will commence upon delivery of the solicitation materials to you on or about
           , 1999 and will continue until the later of (a)           , 1999, a
date not less than 60 calendar days from the initial delivery of the solicitation materials, or (b) such later date as we may select and as to which we give you notice. At our discretion, we may elect to extend the solicitation period. Under no circumstances will the solicitation period be extended beyond March 31, 2000. Any consent form received by Corporate Election Services prior to 5:00 p.m., Eastern time, on the last day of the solicitation period will be effective provided that such consent form has been properly completed and signed. If you fail to return a signed consent form by the end of the solicitation period, your units will be counted as voting "Against" the Acquisition of your Income Fund and you will receive APF Shares if your Income Fund is acquired. If you prefer, you may instead vote by telephone according to the instructions on your consent form.

   The consent form consists of two parts. Part A seeks your consent to APF's Acquisition of your Income Fund and related matters. The exact matters which a vote in favor of the Acquisition will be deemed to approve are described above under "Required Vote." If you have interests in more than one Income Fund, you will receive multiple consent forms which will provide for separate votes for each Income Fund in which you own an interest. If you return a signed consent form but fail to indicate whether you are voting "For" or "Against" any matter, you will be deemed to have voted "For" such matter.

   Part B of the consent form is a power of attorney, which must be signed separately. The power of attorney appoints James M. Seneff, Jr. and Robert A. Bourne as your attorneys-in-fact for the purpose of executing all other documents and instruments advisable or necessary to complete the Acquisition. The power of attorney is intended solely to ease the administrative burden of completing the Acquisition without requiring your signatures on multiple documents.

                 COMPENSATION, REIMBURSEMENTS AND DISTRIBUTIONS
                  TO THE GENERAL PARTNERS AND THEIR AFFILIATES

   The following information has been prepared to compare the amounts of compensation paid and cash distributions made, by your Income Fund to us and our affiliates to the amounts that would have been paid if the compensation and distribution structure, which will be in effect after the Acquisition, had been in effect during the years presented below.

   Under your Income Fund's partnership agreement, we and our affiliates are entitled to receive fees in connection with managing the affairs of each Income Fund. Your partnership agreement also provides that we are to be reimbursed for our expenses for services performed for your Income Fund, such as legal, accounting, transfer agent, data processing and duplicating services.

   APF operates as an internally-advised REIT. If your Income Fund is acquired, it will share in the overall c ost of managing the consolidated portfolio of restaurant properties owned by APF. As stockholders of APF, you and the other former Limited Partners of your Income Fund will receive distributions in proportion with your ownership of APF Shares. This cost participation and dividend payment are in lieu of the payments to us discussed above.

   During the years ended December 31, 1996, 1997 and 1998 and the quarter ended March 31, 1999, the aggregate amounts accrued or paid by your Income Fund to us are shown below under "Historical Distributions Paid to the General Partners and Affiliates" and the estimated amounts of compensation that would have been paid had the Acquisition been in effect for the periods presented, are shown below under "Pro Forma Distributions to Be Paid to the General Partners Following the Acquisition":

                                                                       Quarter
                                                                        Ended
                                             Year Ended December 31,    March
                                            --------------------------   31,
                                              1996     1997     1998    1999
                                            -------- -------- -------- -------
Historical Distributions Paid to the
 General Partners and Affiliates:
 General Partner Distributions.............      --       --       --      --
 Accounting and Administrative Services.... $118,677 $ 89,270 $102,840 $28,851
 Broker/Dealer Commissions.................      --       --       --      --
 Property Management Fees..................   39,206   40,087   38,570   9,001
 Due Diligence and Marketing Support Fees..      --       --       --      --
 Acquisition Fees..........................      --       --       --      --
 Asset Management Fees.....................      --       --       --      --
 Real Estate Disposition Fees(1)...........      --       --       --      --
                                            -------- -------- -------- -------
    Total historical....................... $157,883 $129,357 $141,410 $37,852
Pro Forma Distributions to Be Paid to the
 General Partners Following the
 Acquisition:
 Cash Distributions on APF Shares..........      --       --       --      --
 Salary Compensation.......................      --       --       --      --
                                            -------- -------- -------- -------
    Total pro forma........................      --       --       --      --

--------

(1) Payment of real estate disposition fees is subordinated to certain minimum returns to the Limited Partners. To date, no such fees have been paid since the required minimum returns have not been made to the Limited Partners.

        CASH DISTRIBUTIONS TO LIMITED PARTNERS OF YOUR INCOME FUND

   The information below should be read in conjunction with the information contained herein under the caption "Financial Statements" and in the consent solicitation under the caption "Summary--Our Reasons for Supporting the Acquisition--Prices for Income Fund Units."

   The following table sets forth the distributions paid to the Limited Partners of your Income Fund per $10,000 original investment for the periods indicated below:

                                                          Quarter Ended March
                                 Year Ended December 31,        31, 1999
                                 ------------------------ --------------------
                                 1994 1995 1996 1997 1998 Historical Pro Forma
                                 ---- ---- ---- ---- ---- ---------- ---------
Distributions from Income....... $125 $600 $788 $805 $655    $155      $120
Distributions from Return of
 Capital........................  --     1  --    15  145      45        85
                                 ---- ---- ---- ---- ----    ----      ----
Total........................... $125 $601 $788 $820 $800    $200      $205
                                 ==== ==== ==== ==== ====    ====      ====

--------
(1) Cash distributions presented above as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net income on a GAAP basis. Accumulated net income includes deductions for depreciation and amortization expense and income from certain non-cash items. This amount is not required to be presented as a return of capital except for purposes of this table, and the Income Fund has not treated this amount as a return of capital for any other purpose.

   Cash distributions for the year ended December 31, 1997, include $90,000 of amounts earned in 1997, but declared payable in the first quarter of 1998.

   The pro forma distributions for APF exclude the anticipated increase in revenues that is expected as a result of APF's acquisitions of the CNL Restaurant Businesses during 1999. Thus, the pro forma information regarding the distributions to APF stockholders for the quarter ended March 31, 1999 is not necessarily indicative of the distributions you will receive as a stockholder of APF after the Acquisition.

                                    FAIRNESS

General

   We believe the Acquisition to be fair to, and in the best interests of your Income Fund. After careful evaluation, we have concluded that the Acquisition is the best way to maximize the value of your investment. We recommend that you and the other Limited Partners approve the Acquisition and receive APF Shares.

   Based upon our analysis of the Acquisition, we believe that:

  . the terms of the Acquisition are fair to you and the other Limited Partners; and

  . after comparing the potential benefits and detriments of the Acquisition with those of several alternatives, the Acquisition is more economically attractive to you and the other Limited Partners than such alternatives.

   Our beliefs are based upon our analysis of the terms of the Acquisition, an assessment of its potential economic impact upon you and the other Limited Partners, a consideration of the combinations that may result from the various options available to you and the other Limited Partners, a comparison of the potential benefits and detriments of the Acquisition and the alternatives to the Acquisition and a review of the financial condition and performance of APF and your Income Fund and the terms of critical agreements, such as your Income Fund's partnership agreement.

   We also believe that the Acquisition is procedurally fair for several reasons. First, the Acquisition is required to be approved by Limited Partners holding greater than 50% of the outstanding units of your Income Fund and is subject to certain closing conditions. Second, if your Income Fund is acquired, all Limited Partners of your Income Fund who vote against the Acquisition will be given the option of receiving APF Shares or notes.

   Although we believe the terms of the Acquisition are fair to you and the other Limited Partners, we have conflicts of interest with respect to the Acquisition. These conflicts include, among others, that we will be relieved from certain ongoing liabilities with respect to Income Fund if it is that are acquired by APF. For a further discussion of the conflicts of interest and potential benefits of the Acquisition to us, see "Conflicts of Interest" below.

Material Factors Underlying Belief as to Fairness

   The following is a discussion of the material factors underlying our belief that the terms of the Acquisition are fair as a whole to you and the other Limited Partners of your Income Fund and maximize the value of your investment.

   1. Consideration Offered. We will be offered the same form of consideration in the Acquisition as the Limited Partners with respect to our capital interest in the Income Fund. We believe that the form and amount of consideration offered to us and the Limited Partners, including dissenting Limited Partners who select the notes, constitute fair value. In addition, we compared the values of the consideration which would have been received by you and the other Limited Partners in alternative transactions and concluded that the Acquisition is fair based on such comparison. We believe the Acquisition is the best way to maximize the return on your investment because of your ability to participate in the potential appreciation of APF Shares. Since the investment in your Income Fund is an investment in a static portfolio due to restrictions contained in your Income Fund's partnership agreement and limited capital resources, your investments have less of an opportunity to appreciate. Because APF is a growth-oriented operating company, you, as an APF stockholder, will have the opportunity to participate in APF's future growth.

   2. Independent Appraisals and Fairness Opinions. Our belief as to the fairness of the Acquisition as a whole and to the Limited Partners of your Income Fund and our statements above regarding the material terms underlying our belief as to fairness are partially based upon the appraisal of your Income Fund's restaurant properties prepared by Valuation Associates and upon the fairness opinion provided by Legg Mason. A copy of the fairness opinion is attached hereto as Appendix A. We encourage you to read it. We attributed significant weight to the appraisal of Valuation Associates and the fairness opinions of Legg Mason, which we believe support our conclusion that the Acquisition is fair to the Limited Partners. We do not know of any factors that would materially alter the conclusions made in the appraisal of Valuation Associates or the fairness opinions of Legg Mason, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. We believe that the engagement of Valuation Associates to provide the appraisal and of Legg Mason to provide the fairness opinion assisted us in the fulfillment of our fiduciary duties to your Income Fund and the Limited Partners, notwithstanding that: (1) each of Valuation Associates and Legg Mason received fees for its services, (2) Legg Mason has previously provided investment banking services to the Income Funds and to Commercial Net Lease Realty, Inc., an affiliate of CNL Group, Inc., and (3) Valuation Associates has previously performed valuation appraisals for APF. See "Reports, Opinions and Appraisals" in the consent solicitation.

   On rendering its opinion with respect to the fairness, from a financial point of view, with respect to (a) the APF Shares offered with respect to your Income Fund, (b) the aggregate APF Shares offered with respect to the Income Funds, and (c) the method of allocating the APF Shares among the Income Funds, Legg Mason did not address or render any opinion with respect to, any other aspect of the Acquisition, including:

  .  the value or fairness of the notes;

  . the prices at which the APF Shares may trade following the Acquisition or the trading value of the APF Shares to be offered compared with the current fair market value of the Income Funds' portfolios or assets if liquidated in real estate markets;

  .  the tax consequences of any aspect of the Acquisition;

  . the fairness of the amounts or allocation of Acquisition costs or the amounts of Acquisition costs allocated to the Limited Partners; or

  . any other matters with respect to any specific individual partner or class of partners.

   In addition, Legg Mason was not requested to, and did not, solicit the interest of any other party in acquiring interests in the Income Funds or their assets. Legg Mason's opinion also does not compare the relative merits of the Acquisition with those of any other transaction or business strategy which were or might have been considered by us as alternatives to the Acquisition.

   Legg Mason's fairness opinion does not constitute a recommendation to you as to how to vote on the Acquisition or as to whether you should elect to receive the APF Share consideration or the notes.

   3. Valuation of Alternatives. Based on the appraisal of your Income Fund's restaurant properties, we estimated the value of your Income Fund if liquidated and as a going concern. On the basis of these calculations, we believe that the ultimate value of the APF Shares will exceed the going concern value and liquidation value of your Income Fund.

   4. Cash Available for Distribution Before and After the Acquisition. We believe the Acquisition will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and the other Limited Partners. The effect of the Acquisition and the cash available for distribution will vary, however, from Income Fund to Income Fund. In addition to the receipt of cash available for distribution, you and the other Limited Partners will be able to benefit from the potential growth of APF as an operating company and will also receive investment liquidity through the public market in APF Shares.

   5. Net Book Value of the Income Fund. We calculated the book value of your Income Fund under generally accepted accounting principles, or GAAP, as of March 31, 1999 per average $10,000 original investment. Since the calculation of the book value was done on a GAAP basis, it is primarily based on historical cost and, therefore it is not indicative of the true fair market value of your Income Fund. This figure was compared to three other figures:

      (1) the value of the Income Fund if it commenced an orderly liquidation of its investment portfolio on December 31, 1998,

      (2) the value of the Income Fund if it continued to operate in accordance with its existing partnership agreement and business plans, and

      (3) the estimated value of the APF Shares, based on the exchange value, paid to each Income Fund per average $10,000 invested.

                             Summary of Valuations
                       (per $10,000 original investment)

                               Original                                           Estimated Value of
                           Limited Partner                                          APF Shares per
                           Investments Less                                         Average $10,000
                          any Distributions   GAAP Book Liquidation Going Concern  Original Limited
                         of Sales Proceeds(1)   Value    Value(2)     Value(2)    Partners Investment
                         -------------------- --------- ----------- ------------- -------------------
CNL Income Fund XVI,
 Ltd....................       $10,000         $8,666     $8,617       $9,449           $9,497

--------

(1) Income Fund has had no distributions of net sales proceeds.

(2) Liquidation and going concern values were based on appraisals prepared by Valuation Associates. For a complete description of the methodologies employed by Valuation Associates, see "Reports, Opinions and Appraisals" in the consent solicitation.

                             CONFLICTS OF INTEREST

Affiliated General Partners

   As the general partners of your Income Fund, we each have contractual obligations pursuant to your Income Fund's partnership agreement and state law to assess whether the terms of the Acquisition are fair and equitable to the Limited Partners of your Income Fund without regard to whether the Acquisition is fair and equitable to any of the other participants, including the Limited Partners in other Income Funds. James M. Seneff, Jr. and Robert A. Bourne act as the individual general partners of all of the Income Funds and also as members of the Board of Directors of APF. While Messrs. Seneff and Bourne have sought faithfully to discharge their obligations to your Income Fund, there is an inherent conflict of interest in serving, directly or indirectly, in a similar capacity with respect to your Income Fund and also on APF's Board of Directors.

Lack of Independent Representation

   We, as the general partners of your Income Fund, have not retained an independent representative to act on your behalf or on behalf of the other Limited Partners, in structuring and negotiating the terms and conditions, including the consideration to be received. If an independent representative had been retained for the Income Funds, either collectively or on an individual basis, the fees and expenses of the Acquisition would have been higher. No group of Limited Partners was empowered to negotiate the terms and conditions of the Acquisition or to determine what procedures should be used to protect the rights and interests of the Limited Partners. In addition, no investment banker, attorney, financial consultant or expert was engaged to represent the interests of the Limited Partners. We have been the parties responsible for structuring all the terms and conditions of the Acquisition. Legal counsel engaged to assist with the preparation of the documentation for the Acquisition, including this consent solicitation, was engaged by us and did not serve, or purport to serve, as legal counsel for the Income Funds or Limited Partners. If an independent representative had been retained for the Income Funds, the terms of the Acquisition may have been different and possibly more favorable to the Limited Partners. In particular, had separate representation for each of the Income Funds been arranged by us, issues unique to the value of each of the specific Income Funds might have been highlighted or received greater attention, resulting in adjustments to the value assigned to the assets of such Income Funds and increasing the number of APF Shares or notes that would be allocable to such Income Fund if acquired in the Acquisition.

Benefits to General Partners

   As a result of the Acquisition, assuming only your Income Fund is acquired, we are expected to receive two material benefits. These benefits include:

  . James M. Seneff, Jr. and Robert A. Bourne, as your individual general partners, will also continue to serve as directors of APF with Mr. Seneff serving as Chairman of APF and Mr. Bourne serving as Vice Chairman. Furthermore, they will be entitled to receive performance-based incentives, including stock options, under APF's 1999 Performance Incentive Plan or any other such plan approved by the stockholders. The benefits that may be realized by Messrs. Seneff and Bourne are likely to exceed the benefits that they would expect to derive from the Income Funds if the Acquisition does not occur.

  . As general partners of the Income Funds, we are legally liable for all of Income Funds liabilities to the extent that the Income Funds are unable to satisfy such liabilities. Because the partnership agreement for each Income Fund prohibits the Income Funds from incurring indebtedness, the only liabilities the Income Funds have are liabilities with respect to their ongoing business operations. In the event that one or more Income Funds are acquired by APF, we would be relieved of our legal obligation to satisfy the liabilities of the acquired Income Fund or Income Funds.

                       FEDERAL INCOME TAX CONSIDERATIONS

   Tax matters are very complicated, and the tax consequences of the Acquisition to you will depend on the facts of your own situation. We urge you to consult your tax advisor for a full understanding of the tax consequences of the Acquisition to you.

Certain Tax Differences between the Ownership of Units and APF Shares

   Because your Income Fund is a partnership for federal income tax purposes, it is not subject to taxation. Instead, as a Limited Partner, you are required to take into account your share of the income or loss of your Income Fund. If your Income Fund is acquired by APF, and you have voted "For" the Acquisition, you will receive APF Shares. If you have voted "Against" the Acquisition but your Income Fund is acquired by APF, you may elect to receive notes.

   If your Income Fund is acquired by APF and you receive APF Shares, your ownership of APF Shares will affect the character and amount of income reportable by you in the future. Currently, as the owner of units, you must take into account your distributive share of all income, loss and separately stated partnership items, regardless of the amount of any distributions of cash to you. Your Income Fund supplies that information to you annually on a Schedule K-1. The character of the income that you recognize depends upon the assets and activities of your Income Fund and may, in some circumstances, be treated as income which may be offset by any losses you may have from passive activities.

   In contrast to your treatment as a Limited Partner, if your Income Fund is acquired by APF and you receive APF Shares, as a stockholder of APF you will be taxed based on the amount of distributions you receive from APF. Each year APF will send you a Form 1099-DIV reporting the amount of taxable and nontaxable distributions paid to you during the preceding year. The taxable portion of these distributions depends on the amount of APF's earnings and profits. Because the Acquisition is a taxable transaction, APF's tax basis in the acquired restaurant properties will be higher than your Income Fund's tax basis had been in the same properties. At the same time, however, APF may be required to utilize a slower method of depreciation with respect to certain restaurant properties than that used by your Income Fund. As a result, APF's tax depreciation from the acquired restaurant properties will differ from your Income Fund's tax depreciation. Accordingly, under certain circumstances, even if APF were to make the same level of distributions as your Income Fund, a larger portion of the distributions could constitute taxable income to you. In addition, the character of this income to you as a stockholder of APF does not depend on its character to APF. The income will generally be ordinary dividend income to you and will be classified as portfolio income under the passive loss rules, except with respect to capital gains dividends, discussed below. Furthermore, if APF incurs a taxable loss, the loss will not be passed through to you. For certain other differences attributable to APF's status as a REIT, see "--Taxation of APF" and "--Taxation of Stockholders--Taxable Domestic Stockholders" in the consent solicitation.

Tax Consequences of the Acquisition

   In connection with the Acquisition and for federal income tax purposes, if your Income Fund is acquired by APF, the assets and any liabilities of your Income Fund will be transferred to APF in return for APF Shares and/or notes. Your Income Fund will then immediately liquidate and distribute such property to you. The IRS requires that you recognize a share of the income or loss, subject to the limits described below, recognized by your Income Fund, including gain recognized as a result of the transfer of restaurant properties pursuant to the Acquisition. The estimated taxable gain and loss based on the exchange value, for an average $10,000 original Limited Partner investment in your Income Fund, is set forth in the table below for those Limited Partners subject to federal income taxation.

                                                                 Estimated
                                                              Gain/(Loss) per
                                                              Average $10,000
                                                             Original Limited
Income Fund                                                Partner Investment(1)
-----------                                                ---------------------
CNL Income Fund XVI, Ltd..................................          $50

--------

(1) Values are based on the exchange value established by APF. Upon listing the APF Shares on the NYSE, the actual values at which the APF Shares will trade on the NYSE may be significantly below the exchange value.

   Under section 351(a) of the Internal Revenue Code of 1986, as amended, no gain or loss is recognized if (1) property is transferred to a corporation by one more individuals or entities in exchange for the stock of that corporation, and (2) immediately after the exchange, such individuals or entities are in control of the corporation. For purposes of section 351(a), control is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. APF has represented to Shaw Pittman, APF's tax counsel, that, following the Acquisition, the Limited Partners of the Income Funds will not own stock possessing at least 80 percent of the total combined voting power of all classes of APF stock entitled to vote and at least 80 percent of the total number of shares of all other classes of APF stock. Based upon this representation, Shaw Pittman has opined that the Acquisition will not result in the acquisition of control of APF by the Limited Partners for purposes of section 351(a). Accordingly, the transfer of assets will result in recognition of gain or loss by each Income Fund that is acquired by APF.

   If your Income Fund is acquired by APF and no Limited Partners elect to receive the notes, your Income Fund will receive solely APF Shares in exchange for your Income Fund's assets. As a result, your Income Fund will recognize an amount of gain equal to the difference between:

  . the sum of (a) the fair market value of the APF Shares received by your Income Fund and (b) the amount of your Income Fund's liabilities, if any, assumed by the Operating Partnership, and

  . the adjusted tax basis of the assets transferred by your Income Fund to the Operating Partnership.

   If your Income Fund is acquired by APF and you or another Limited Partner in your Income Fund elect the notes option, your Income Fund will receive APF Shares and notes in exchange for your Income Fund's assets. Because the
principal portion of the notes will not be due until     , 2004, the
acquisition of your Income Fund's assets, in part, in exchange for notes will be reported under the installment sales method and a portion of your Income Fund's gain may be deferred under the "installment sale" rules. Pursuant to this method, and assuming that none of the principal amount of the notes is collected in the year of the Acquisition, the amount of gain recognized by your Income Fund in the year of the Acquisition will be equal to the value of the APF Shares received by your Income Fund multiplied by the ratio that the gross profit realized by your Income Fund in the Acquisition bears to the total contract price for your Income Fund's assets. To the extent your Income Fund realizes depreciation recapture income under section 1245 or section 1250 of the Code, the recapture income will also be recognized by your Income Fund in the year of the Acquisition.

   The gross profit that your Income Fund realizes from the Acquisition will generally equal the excess, if any, of the selling price for your Income Fund's assets over the adjusted tax basis of those assets. The contract price will equal the selling price reduced by certain qualified indebtedness encumbering your Income Fund's assets, if any, that is assumed or taken subject to by the Operating Partnership. The exact amount of the gain to be recognized by your Income Fund in the year of the Acquisition will also vary depending upon the decisions of the Limited Partners to receive APF Shares or notes.

   In general, gains or losses realized with respect to transfers of non-dealer real estate and equipment in the Acquisition are likely to be treated as realized from the sale of a "section 1231 asset," which is real property or a depreciable asset used in a trade or business and held for more than one year. Your share of gains or losses from the sale of section 1231 assets of your Income Fund would be combined with any other section 1231 gains and losses that you recognize in that year. If the result is a net loss, such loss is characterized as an ordinary loss. If the result is a net gain, it is characterized as a capital gain, except that the gain will be treated as ordinary income to the extent that you have "non-recaptured section 1231 losses." For these purposes, the term "non-recaptured section 1231 losses" means your aggregate section 1231 losses for the five most recent prior years that have not been previously recaptured. However, gain recognized on the sale of personal property will be taxed as ordinary income to the extent of all prior depreciation deductions taken by your Income Fund prior to sale. In general, you may only use up to $3,000 of capital losses in excess of capital gains to offset ordinary income in any taxable year. Any excess loss is carried forward to future years subject to the same limitations.

   Allocation of Gain or Loss Among Limited Partners. The amount of the gain or loss that your Income Fund recognizes will be allocated to you and the other Limited Partners in accordance with the terms of your Income Fund's partnership agreement. Each Limited Partner will be allocated and must report his, her or its allocable share of such gain, if any, pursuant to these terms, regardless of the Limited Partner's decision to receive notes rather than APF Shares. Even though a Limited Partner's election of the notes may decrease the amount of gain your Income Fund recognizes, the electing Limited Partner still will be required to take into account his, her or its share of your Income Fund's gain as determined under the partnership agreement of your Income Fund. Therefore, Limited Partners who elect the notes may recognize gain in the year of the Acquisition despite the fact that they will not receive cash with which to pay the tax on the gain. Such Limited Partners will adjust the basis of the notes as described below, and the resulting increase in basis will decrease the amount of the gain recognized over the term of the notes by the Limited Partners electing to receive notes. See "--Tax Consequences of Liquidation and Termination of Your Income Fund" below.

   Tax Consequences of the Liquidation and Termination of Your Income Fund. If your Fund is acquired by APF, your Income Fund will be deemed to have liquidated and distributed APF Shares and/or notes, as the case may be, to you. The taxable year of your Income Fund will end at this time, and you must report, in your taxable year that includes the date of the Acquisition, your share of all income, gain, loss, deduction and credit for your Income Fund through the date of the Acquisition including gain or loss resulting from the Acquisition. If your taxable year is not the calendar year, you could be required to recognize as income in a single taxable year your share of your Income Fund's income attributable to more than one of its taxable years.

   The APF Shares or notes will be distributed among you and the other Limited Partners in a manner that we, as the general partners of your Income Fund, determine to be proportionate based on your respective capital account balances. If you receive APF Shares in the Acquisition, you will recognize gain or loss equal to the difference between the fair market value of the APF Shares that you receive and your adjusted tax basis in your units. Your basis in the APF Shares will then equal the fair market value of the APF Shares on the closing date of the Acquisition, and your holding period for the APF Shares for purposes of determining capital gain or loss will begin on the closing date of the Acquisition.

   If you receive notes in the Acquisition, your basis in the notes distributed to you will equal your adjusted basis in your units and your holding period for the notes for purposes of determining capital gain or loss from the disposition of the notes will include your holding period for your units.

   Because the assets of your Income Fund are held for investment and not for resale, the Acquisition will not result in the recognition of material unrelated business taxable income by you if you are a tax-exempt investor that does not hold units either as a "dealer" or as debt-financed property within the meaning of section 514, and you are not a social club, voluntary employee's beneficiary association, supplemental unemployment benefit trust, or qualified group legal services plan as described in sections 501(c)(7), (9), (17) or (20) of the Code. If you are included in one of the four classes of exempt organizations noted in the previous sentence, you may recognize and be taxed on gain or loss on the Acquisition.

   Tax Consequences of the Acquisition to APF. APF will not recognize gain or loss as a result of the Acquisition. APF will have a holding period in the restaurant properties that begins on the closing date. The basis of the restaurant properties received by APF from the Income Funds will equal the fair market value of the APF Shares, plus the issue price of the notes issued in the Acquisition, plus the amount of any liabilities of the Income Funds assumed by APF.

   The aggregate basis of APF's assets will be allocated among such assets in accordance with their relative fair market values as described in section 1060 of the Code. As a result, APF's basis in each acquired restaurant property may differ from the Income Fund's basis therein, and the restaurant properties may be subject to different depreciable periods and methods as a result of the Acquisition. These factors could result in an overall change, following the Acquisition, in the depreciation deductions attributable to the restaurant properties acquired from the Income Funds following the Acquisition.

   For a discussion of the taxation of APF, see "Federal Income Tax Considerations--Taxation of APF" in the consent solicitation.

        SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL DATA OF APF

                       Quarter Ended March 31, 1999

                                       Property                                Historical   Historical
                                     Acquisition                                  CNL          CNL       Combining
                       Historical     Pro Forma                  Historical    Financial    Financial    Pro Forma
                           APF      Adjustments(v)   Subtotal     Advisor    Services, Inc.   Corp.     Adjustments
                       -----------  --------------  -----------  ----------  -------------- ----------  -----------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $12,184,008    $2,339,153(a) $14,523,161  $        0    $        0   $        0  $         0
 Fees.............               0             0              0   2,307,364     1,391,466        8,137   (2,450,663)(b),(c)
 Interest and
 Other Income.....       2,214,763             0      2,214,763      47,213       129,362    5,233,919       62,068 (d)
                       -----------    ----------    -----------  ----------    ----------   ----------  -----------
  Total Revenue...     $14,398,771    $2,339,153    $16,737,924  $2,354,577    $1,520,828   $5,242,056  $(2,388,595)
 Expenses:
 General and
 Administrative...       1,095,269             0      1,095,269   2,563,714     1,323,577       64,186     (377,734)(e)
 Management and
 Advisory Fees....         697,364             0        697,364           0             0      611,196   (1,308,560)(f)
 Fees to Related
 Parties..........               0             0              0      23,326       292,575            0     (292,786)(g)
 Interest
 Expense..........               0             0              0      50,730             0    4,769,268            0
 State Taxes......         235,208             0        235,208           0             0            0            0
 Depreciation--
 Other............               0             0              0      39,581        26,238            0            0
 Depreciation--
 Property.........       1,548,813       349,465(a)   1,898,218           0             0            0            0
 Amortization.....           7,368             0          7,368           0             0            0      535,157 (h)
 Transaction
 Costs............         125,926             0        125,926           0             0            0            0
                       -----------    ----------    -----------  ----------    ----------   ----------  -----------
  Total Expenses..       3,709,948       349,465      4,059,413   2,677,351     1,642,390    5,444,650   (1,443,923)
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $10,688,823    $1,989,688    $12,678,511  $ (322,774)   $ (121,562)  $ (202,594) $  (944,672)
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271             0         17,271           0             0            0            0
 Gain on Sale of
 Properties.......               0             0              0           0             0            0            0
 Provision For
 Loss on
 Properties.......        (215,797)            0       (215,797)          0             0            0            0
                       -----------    ----------    -----------  ----------    ----------   ----------  -----------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,490,297     1,989,688     12,479,985    (322,774)     (121,562)    (202,594)    (944,672)
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0             0              0     127,496        48,017       73,166     (248,679)(i)
                       -----------    ----------    -----------  ----------    ----------   ----------  -----------
 Net
 Earnings(Losses)..    $10,490,297    $1,989,688    $12,479,985  $ (195,278)   $  (73,545)  $ (129,428) $(1,193,351)
                       ===========    ==========    ===========  ==========    ==========   ==========  ===========
 Earnings Per
 Share/Unit.......     $      0.28           n/a            n/a         n/a           n/a          n/a          n/a
                       ===========    ==========    ===========  ==========    ==========   ==========  ===========
 Book Value Per
 Share/Unit.......     $     17.59           n/a            n/a         n/a           n/a          n/a          n/a
                       ===========    ==========    ===========  ==========    ==========   ==========  ===========
 Dividends Per
 Share............     $      0.19           n/a            n/a         n/a           n/a          n/a          n/a
                       ===========    ==========    ===========  ==========    ==========   ==========  ===========
 Weighted Average
 of Units
 Outstanding
 During Period....             n/a           n/a            n/a         n/a           n/a          n/a          n/a
                       ===========    ==========    ===========  ==========    ==========   ==========  ===========
 Weighted Average
 of Shares
 Outstanding
 During Period....      37,347,401           n/a     37,347,401         n/a           n/a          n/a    6,150,000
                       ===========    ==========    ===========  ==========    ==========   ==========  ===========
                                    Historical
                                    CNL Income  Acquisition
                        Combined    Fund XVI,    Pro Forma          Adjusted
                           APF         Ltd.     Adjustments         Pro Forma
                       ------------ ----------- ------------------ --------------
 Operating Data:
 Revenues:
 Rental and Earned
 Income...........     $14,523,161  $ 931,914A   $   8,642 (j)     $15,463,717
 Fees.............       1,256,304          0C    ( 25,729)(k)       1,230,575
 Interest and
 Other Income.....       7,687,325     19,953            0           7,707,278
                       ------------ ----------- ------------------ --------------
  Total Revenue...     $23,466,790   $951,867    $ (17,087)        $24,401,570
 Expenses:
 General and
 Administrative...       4,669,012     74,099J    ( 31,583)(l),(m)   4,711,528
 Management and
 Advisory Fees....               0      9,001F     (9,001)(n)                0
 Fees to Related
 Parties..........          23,115          0            0              23,115
 Interest
 Expense..........       4,819,998          0            0           4,819,998
 State Taxes......         235,208     23,165D       8,812 (o)         267,185
 Depreciation--
 Other............          65,819          0            0              65,819
 Depreciation--
 Property.........       1,898,278    143,404E      34,942 (p)       2,076,624
 Amortization.....         542,525      1,450            0             543,975
 Transaction
 Costs............         125,926     33,158            0             159,084
                       ------------ ----------- ------------------ --------------
  Total Expenses..      12,379,880    284,277        3,170          12,667,328
 Operating
 Earnings (Losses)
 Before Equity in
 Earnings of Joint
 Ventures/Minority
 Interest, Gain on
 Sale of
 Properties and
 Provision for
 Losses on
 Properties.......     $11,086,909  $ 667,590    $ (20,257)        $11,734,242
 Equity in
 Earnings of Joint
 Ventures/Minority
 Interest.........          17,271     37,806L      (2,529)(q)          52,548
 Gain on Sale of
 Properties.......               0          0            0                   0
 Provision For
 Loss on
 Properties.......        (215,797)         0            0            (215,797)
                       ------------ ----------- ------------------ --------------
 Net Earnings
 (Losses) Before
 Benefit/(Provision)
 for Federal
 Income Taxes.....      10,888,383    705,396      (22,786)         11,570,993
 Benefit/(Provision)
 for Federal
 Income Taxes.....               0          0            0                   0
                       ------------ ----------- ------------------ --------------
 Net
 Earnings(Losses)..    $10,888,383  $ 705,396    $ (22,786)        $11,570,993
                       ============ =========== ================== ==============
 Earnings Per
 Share/Unit.......             n/a  $    0.16          n/a         $      0.25
                       ============ =========== ================== ==============
 Book Value Per
 Share/Unit.......             n/a  $    8.67          n/a         $     16.42
                       ============ =========== ================== ==============
 Dividends Per
 Share............             n/a  $    0.20          n/a                 n/a
                       ============ =========== ================== ==============
 Weighted Average
 of Units
 Outstanding
 During Period....             n/a  4,500,000          n/a                 n/a
                       ============ =========== ================== ==============
 Weighted Average
 of Shares
 Outstanding
 During Period....       6,150,000        n/a    2,136,824          45,634,225(r)
                       ============ =========== ================== ==============

                       Quarter Ended March 31, 1999

                                    Property                                Historical    Historical
                                   Acquisition                                 CNL           CNL       Combining
                       Historical   Pro Forma                  Historical   Financial     Financial    Pro Forma
                          APF      Adjustments      Subtotal    Advisor   Services, Inc.    Corp.     Adjustments
                      ------------ -----------    ------------ ---------- -------------- ------------ -----------
Other data:
Total property
owned at end of
period..........               513          29             542        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Earnings per
share/unit......      $       0.28 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Book value per
share/unit......      $      17.59 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Dividends per
share/unit......      $       0.38 $       n/a    $        n/a $      n/a   $      n/a   $        n/a $       n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Ratio of
Earnings to
Fixed Charges...            50.03x         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
units
outstanding
during period...               n/a         n/a             n/a        n/a          n/a            n/a         n/a
                      ============ ===========    ============ ==========   ==========   ============ ===========
Weighted average
shares
outstanding
during period...        37,347,401         n/a      37,347,401        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Shares
outstanding.....        37,348,464         n/a      37,348,464        n/a          n/a            n/a   6,150,000
                      ============ ===========    ============ ==========   ==========   ============ ===========
Cash
distributions
declared:.......        14,237,405         n/a             n/a        n/a          n/a            n/a         n/a
Cash
distributions
declared per
$10,000
Investment......               191         n/a             n/a        n/a          n/a            n/a         n/a
Balance sheet
data:
Real estate
assets, net.....      $588,797,386 $58,749,637(u) $647,547,023 $      --    $      --    $        --  $         0
Mortgages/notes
receivable......      $ 41,269,740           0    $ 41,269,740 $      --    $      --    $247,896,287 $         0
Receivables,
net.............      $    548,862           0    $    548,862 $7,141,967   $5,457,493   $  1,969,339   (148,629)(w)
Investment
in/due from
joint ventures..      $  1,083,564           0    $  1,083,564 $      --    $      --    $        --            0
Total assets....      $708,694,145 $33,656,518(u) $742,350,663 $8,223,820   $6,308,406   $264,700,433 $31,950,500(v1),(w)
Total
liabilities/minority
interest........      $ 51,609,124 $33,656,518(u) $ 85,265,642 $1,082,568   $  868,099   $260,133,862 $ (420,370)(w),(x)
Total equity....      $657,085,021           0    $657,085,021 $7,141,252   $5,440,307   $  4,566,571 $32,370,870(v1),(x)
                                     Historical
                                     CNL Income
                         Combined     Fund XVI,   Pro Forma              Adjusted
                           APF          Ltd.     Adjustments            Pro Forma
                      -------------- ----------- -------------------- ------------------
Other data:
Total property
owned at end of
period..........                 542          44        n/a                      586
                      ============== =========== ==================== ==================
Earnings per
share/unit......      $          n/a        0.16 $      n/a           $         0.25
                      ============== =========== ==================== ==================
Book value per
share/unit......      $          n/a $      8.67 $      n/a           $        16.42
                      ============== =========== ==================== ==================
Dividends per
share/unit......      $          n/a $      0.20 $      n/a           $          n/a
                      ============== =========== ==================== ==================
Ratio of
Earnings to
Fixed Charges...                 n/a         n/a        n/a                    3.26x
                      ============== =========== ==================== ==================
Weighted average
units
outstanding
during period...                 n/a   4,500,000        n/a                      n/a
                      ============== =========== ==================== ==================
Weighted average
shares
outstanding
during period...          43,497,401         n/a  2,136,824               45,634,225 (r)
                      ============== =========== ==================== ==================
Shares
outstanding.....          43,498,464         n/a  2,136,824               45,635,287
                      ============== =========== ==================== ==================
Cash
distributions
declared:.......                 n/a     900,000        n/a           $   19,728,819 (s)
                                                                      ==================
Cash
distributions
declared per
$10,000
Investment......                 n/a         200        n/a           $          216 (t)
                                                                      ==================
Balance sheet
data:
Real estate
assets, net.....      $  647,547,023 $35,422,902 $7,468,433 (v2)      $  690,438,358
Mortgages/notes
receivable......      $  289,166,027 $       --  $        0           $  289,166,027
Receivables,
net.............      $   14,969,032 $    31,749 $  (10,797)(y)       $   14,989,984
Investment
in/due from
joint ventures..      $    1,083,564 $ 1,647,270 $1,052,177(v2)       $    3,783,011
Total assets....      $1,053,533,822 $40,033,471 $3,728,356 (v2),(y)  $1,097,295,649
Total
liabilities/minority
interest........         346,929,801 $ 1,036,151 $  (10,797)(y)       $  347,955,155
Total equity....      $  706,604,021 $38,997,320 $3,739,153 (v2)      $  749,340,494

--------
  (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

  (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
      Fund:

       Origination fees from affiliates              $  (292,575)
       Secured equipment lease fees                      (26,127)
       Advisory fees                                     (63,393)
       Reimbursement of administrative costs            (182,125)
       Acquisition fees                                   (9,483)
       Underwriting fees                                    (211)
       Administrative, executive and guarantee fees     (290,036)
       Servicing fees                                   (257,767)
       Development fees                                  (14,678)
       Management fees                                  (697,364)
                                                     ------------
       Total                                         $(1,833,759)
                                                     ============

  (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

  (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

       Interest income  $ 62,068

  (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

       General and administrative costs  $(377,734)

  (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

       Management fees                              $  (697,364)
       Administrative executive and guarantee fees     (290,036)
       Servicing fees                                  (257,767)
       Advisory fees                                    (63,393)
                                                    ------------
                                                    $(1,308,560)
                                                    ============

  (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

  (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

       Amortization of goodwill  $535,157

  (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

  (j) Represents $8,642 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

  (k) Represents the elimination of fees between the Advisor and the Income
      Fund:

       Management fees                        $ (9,001)
       Reimbursement of administrative costs   (16,728)
                                              ---------
                                              $(25,729)
                                              =========

  (l) Represents the elimination of $16,728 in administrative costs reimbursed by the Income Fund to the Advisor.

  (m) Represents savings of $14,855 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

  (n) Represents the elimination of $9,001 in management fees by the Income Fund to the Advisor.

  (o) Represents additional state income taxes of $8,812 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

  (p) Represents an increase in depreciation expense of $34,942 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $2,529 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

  (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

  (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

  (t) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.



  (u) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

  (v) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                         CNL Financial
                               Advisor   Services Group Income Fund      Total
                             ----------- -------------- ------------  ------------
     Shares Offered            3,800,000    2,350,000   2,136,823.65  8,286,823.65
     Exchange Value                  $20          $20            $20           $20
                             -----------  -----------   ------------  ------------
     Share Consideration     $76,000,000  $47,000,000   $ 42,736,473  $165,736,473
     Cash Consideration              --           --         473,000       473,000
     APF Transaction Costs     4,893,993    3,026,548      2,782,459    10,703,000
                             -----------  -----------   ------------  ------------
     Total Purchase Price    $80,893,993  $50,026,548   $ 45,991,932  $176,912,473
                             ===========  ===========   ============  ============
     Allocation of Purchase
     Price:
     ----------------------
     Net Assets --
      Historical             $ 7,141,252  $10,006,878   $ 38,997,320  $ 56,145,450
     Purchase Price
      Adjustments:
      Land and buildings on
       operating leases                                    5,950,242     5,950,242
      Net investment in
       direct financing
       leases                                              1,518,191     1,518,191
      Investment in joint
       ventures                                            1,052,177     1,052,177
      Accrued rental income                               (1,510,250)   (1,510,250)
      Intangibles and other
       assets                              (2,792,876)       (15,748)   (2,808,624)
      Goodwill*                            42,812,546            --     42,812,546
      Excess purchase price   73,752,741          --             --     73,752,741
                             -----------  -----------   ------------  ------------
        Total Allocation     $80,893,993  $50,026,548   $ 45,991,932  $176,912,473
                             ===========  ===========   ============  ============

  * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt business.

    The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,752,741 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,812,546 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

        1. Common Stock (CFA, CFS, CFC)--Class A            8,600
         Common Stock (CFA, CFS, CFC)--Class B              4,825
         APIC (CFA, CFS, CFC)                          13,857,645
         Retained Earnings                              3,277,060
         Accumulated distributions in excess of
          earnings                                     73,752,741
         Goodwill for CFC (Intangibles and other
          assets)                                      42,812,546
          CFC/CFS Org Costs/Other Assets                            2,792,876
          Cash to pay APF transaction costs                         7,920,541
          APF Common Stock                                             61,500
          APF APIC                                                122,938,500
         (To record acquisition of CFA, CFS and CFC)
        2.Partners Capital                             38,997,320
         Land and buildings on operating leases         5,950,242
         Net investment in direct financing leases      1,518,191
         Investment in joint ventures                   1,052,177
          Accrued rental income                                     1,510,250
          Intangibles and other assets                                 15,748
          Cash to pay APF Transaction costs                         2,782,459
          Cash consideration to Income Funds                          473,000
          APF Common Stock                                             21,368
          APF APIC                                                 42,715,105
          (To record acquisition of Income Fund)

  (w)Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (x) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (y) Represents the elimination by the Income Fund of $10,797 in related party payables recorded as receivables by the Advisor.

        SELECTED HISTORICAL FINANCIAL DATA OF CNL INCOME FUND XVI, LTD.

   The following table sets forth certain financial information for the Income Fund, and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of CNL Income Fund XVI, Ltd." in this supplement.

                               Quarter Ended
                                 March 31,                          Year Ended December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Revenues(1).............  $   989,673 $ 1,109,337 $ 4,093,756 $ 4,455,994 $ 4,438,218 $ 3,023,641 $   207,735
Net income(2)...........      705,396     896,695   2,976,998   3,660,327   3,748,198   2,430,841     187,577
Cash distributions
 declared...............      900,000     990,000   3,690,000   3,600,000   3,543,751   2,437,832     151,434
Net income per unit(2)..         0.16        0.20        0.65        0.81        0.82        0.60        0.17
Cash distributions
 declared per unit(3)...         0.20        0.22        0.82        0.80        0.79        0.61        0.14
GAAP book value per
 unit...................         8.67        8.85        8.71        8.87        8.85        9.88       15.59
Weighted average number
 of Limited Partner
 units outstanding......    4,500,000   4,500,000   4,500,000   4,500,000   4,500,000   4,010,281   1,120,499
                                 March 31,                               December 31,
                          ----------------------- -----------------------------------------------------------
                             1999        1998        1998        1997        1996        1995        1994
                          ----------- ----------- ----------- ----------- ----------- ----------- -----------
                                (unaudited)
Total assets............  $40,033,471 $41,037,049 $40,188,641 $40,938,320 $40,955,642 $41,240,500 $19,310,413
Total partners'
 capital................   38,997,320  39,811,621  39,191,924  39,904,926  39,844,599  39,640,152  17,474,033

--------

(1) Revenues include equity in earnings of joint venture and adjustments to accrued rental income due to the tenants of certain restaurant properties filing for bankruptcy.

(2) Net income for the year ended December 31, 1998 includes $266,257 for a provision for loss on building. Net income for the years ended December 31, 1997 and 1996, includes $41,148 and $124,305, respectively, from gains on sales of land and building.

(3) Distributions for the quarter ended March 31, 1998 and the year ended December 31, 1998 include a special distribution to the Limited Partners of $90,000, which represented cumulative excess operating reserves.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
            AND RESULTS OF OPERATIONS OF CNL INCOME FUND XVI, LTD.

Introduction

   The Income Fund is a Florida limited partnership that was organized on September 2, 1993, to acquire for cash, either directly or through joint venture arrangements, both newly constructed and existing restaurant properties, as well as land upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains. The leases are triple-net leases, with the lessee responsible for all repairs and maintenance, property taxes, insurance and utilities. As of March 31, 1999, the Income Fund owned 44 restaurant properties, which included one restaurant property owned by a joint venture in which the Income Fund is a co-venturer and two restaurant properties owned with affiliates as tenants-in-common.

Liquidity and Capital Resources

 Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998


   The Income Fund's primary source of capital for the quarters ended March 31, 1999 and 1998, was cash from operations (which includes cash received from tenants, distributions from joint ventures, and interest and other income received, less cash paid for expenses). Cash from operations was $847,198 and $1,091,044 for the quarters ended March 31, 1999 and 1998, respectively. The decrease in cash from operations for the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the nine months ended March 31, 1999.

   In August 1998, the Income Fund entered into a joint venture arrangement, Columbus Joint Venture, with certain of our affiliates, to construct and hold one restaurant property. As of March 31, 1999, the Income Fund had contributed approximately $279,800, of which approximately $145,200 was contributed during the quarter ended March 31, 1999, to purchase land and pay for construction costs relating to the joint venture. As of March 31, 1999, the Income Fund owned an approximate 32% interest in the profits and losses of the joint venture.

   Currently, cash reserves and rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments, such as demand deposit accounts at commercial banks, CDs and money market accounts with less than a 30-day maturity date, pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to the partners. At March 31, 1999, the Income Fund had $1,405,552 invested in such short-term investments, as compared to $1,603,589 at December 31, 1998. As of March 31, 1999, the average interest rate earned on the rental income deposited in demand deposit accounts at commercial banks was approximately 2.18% annually. Cash and cash equivalents decreased during the quarter ended March 31, 1999, primarily as a result of the Income Fund funding additional amounts to Columbus Joint Venture to pay for construction costs relating to the joint venture. The funds remaining at March 31, 1999, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital, including acquisition and development of restaurant properties, commitment, and other needs.

   Total liabilities of the Income Fund, including distributions payable, increased to $1,036,151 at March 31, 1999, from $996,717 at December 31, 1998.
The increase in liabilities at March 31, 1999 is partially a result of the Income Fund accruing real estate taxes due to the fact that the tenants of certain Long John Silver's and Boston Market restaurant properties filed for bankruptcy as described below in "Results of Operations." In addition, the increase in liabilities at March 31, 1999 is partially a result of the Income Fund accruing transaction costs relating to the proposed Acquisition, as described below. We believe that the Income Fund has sufficient cash on hand to meet its current working capital needs.

   In February 1999, the Income Fund entered into a new lease for the restaurant property located in Las Vegas, Nevada, with a new tenant to operate the restaurant property as a Big Boy restaurant. In connection therewith, the Income Fund has agreed to fund up to $150,000 in conversion costs associated with this restaurant property. No amounts had been incurred as of March 31, 1999.

   Based on current and future cash from operations, and for the quarter ended March 31, 1998, accumulated excess operating reserves, the Income Fund declared distributions to Limited Partners of $900,000 and $990,000 for the quarters ended March 31, 1999 and 1998, respectively. This represents distributions of $0.20 and $0.22 per unit for the quarters ended March 31, 1999 and 1998, respectively. No distributions were made to us for the quarters ended March 31, 1999 and 1998. No amounts distributed to the Limited Partners for the quarters ended March 31, 1999 and 1998, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions. The Income Fund intends to continue to make distributions of cash available for distribution to the Limited Partners on a quarterly basis.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We have the right, but not the obligation, to make additional capital contributions if we deem it appropriate in connection with the operations of the Income Fund.

   On May 5, 1999, four Limited Partners in several of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. In addition, on June 22, 1999, on Limited Partner in several Income Funds filed a class action lawsuit against us, APF, CNL Group, Inc. and the CNL Restaurant Businesses in connection with the Acquisition. We and APF believe that the lawsuit is without merit and intend to defend vigorously against the claims. Because the lawsuits were so recently filed, it is premature to further comment on the lawsuit at this time.

 The Years Ended December 31, 1998, 1997 and 1996

   Currently, the Income Fund's primary source of capital is cash from operations (which includes cash received from tenants, distributions from the joint venture and interest received, less cash paid for expenses). Cash from operations was $3,623,694, $3,780,424, and $3,753,726 for the years ended December 31, 1998, 1997, and 1996, respectively. The decrease in cash from operations during 1998, as compared to 1997, and the increase during 1997, as compared to 1996, is primarily a result of changes in income and expenses as described in "Results of Operations" below and changes in the Income Fund's working capital.

   Other sources and uses of capital included the following during the years ended December 31, 1998, 1997, and 1996.

   During the year ended December 31, 1996, the Income Fund used its remaining net offering proceeds to acquire two additional restaurant properties (one of which was undeveloped land on which a restaurant was constructed), and to establish a working capital reserve of approximately $60,000 for Income Fund purposes.

   As a result of the Income Fund's tenant selling its restaurant business located on the Income Fund's restaurant property in Appleton, Wisconsin, in April 1996, the Income Fund sold its restaurant property for $775,000, resulting in a gain for financial reporting purposes of $124,305. This restaurant property was originally acquired by the Income Fund in February 1995 and had a cost of approximately $595,100, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $179,900 in excess of its original purchase price. In October 1996, the Income Fund reinvested the net sales proceeds in a Boston Market restaurant property in Fayetteville, North Carolina, as tenants-in-common with one of our affiliates. In connection therewith, the Income Fund and its affiliate entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's interest. The Income Fund owns an 80.44% interest in the restaurant property. The sale of the restaurant property in Appleton, Wisconsin, was structured to qualify as a like-kind exchange transaction in accordance with
Section 1031 of the Internal Revenue Code. As a result, no gain was recognized for federal income tax purposes. Therefore, the Income Fund was not required to distribute any of the net sales proceeds from the sale of this restaurant property to Limited Partners for the purpose of paying federal and state income taxes.

   In March 1997, the Income Fund sold its restaurant property in Oviedo, Florida, for $620,000 and received net sales proceeds of $610,384, resulting in a gain of $41,148 for financial reporting purposes. This restaurant property was originally acquired by the Income Fund in November 1994 and had a cost of approximately $509,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Income Fund sold the restaurant property for approximately $100,700 in excess of its original purchase price. In January 1998, the Income Fund reinvested that net sales proceeds in an IHOP restaurant property in Memphis, Tennessee, as tenants-in-common with certain of our affiliates. In connection therewith, the Income Fund and its affiliates entered into an agreement whereby each co-venturer will share in the profits and losses of the restaurant property in proportion to each co-venturer's interest. The Income Fund owns a 40.42% interest in the restaurant property.

   In April 1998, the Income Fund received approximately $162,000 from the developer of the restaurant property in Farmington, New Mexico. This represents a reimbursement from the developer upon final reconciliation of the total construction costs to the total construction costs funded by the Income Fund in accordance with the development agreement. In August 1998, the Income Fund entered into a joint venture arrangement, Columbus Joint Venture, with certain of our affiliates, to construct and hold one restaurant property, as described above.

   None of the restaurant properties owned by the Income Fund is or may be encumbered. Subject to certain restrictions on borrowing, however, the Income Fund may borrow funds but will not encumber any of the restaurant properties in connection with any such borrowing. The Income Fund will not borrow for the purpose of returning capital to the Limited Partners. The Income Fund will not borrow under arrangements that would make the Limited Partners liable to creditors of the Income Fund. We further have represented that we will use our reasonable efforts to structure any borrowing so that it will not constitute "acquisition indebtedness" for federal income tax purposes and also will limit the Income Fund's outstanding indebtedness to three percent of the aggregate adjusted tax basis of its restaurant properties. In addition, the Income Fund will not borrow unless it first obtains an opinion of counsel that such borrowing will not constitute acquisition indebtedness. Certain of our affiliates from time to time incur certain operating expenses on behalf of the Income Fund for which the Income Fund reimburses the affiliates without interest.


   Cash reserves and rental income from the Income Fund's restaurant properties are invested in money market accounts or other short-term, highly liquid investments pending the Income Fund's use of such funds to pay Income Fund expenses or to make distributions to partners. At December 31, 1998, the Income Fund had $1,603,589 invested in such short-term investments as compared to $1,673,869 at December 31, 1997. The funds remaining at December 31, 1998, after payment of distributions and other liabilities, will be used to meet the Income Fund's working capital and other needs.

   In addition, during 1996, the affiliates incurred on behalf of the Income Fund $9,356 for certain acquisition expenses and during the years ended December 31, 1998, 1997, and 1996, the affiliates incurred $125,080, $84,319, and $105,144, respectively, for certain operating expenses. As of December 31, 1998 and 1997, the Income Fund owed $26,476 and $3,351, respectively, to related parties for such amounts, accounting and administrative services and management fees. As of March 11, 1999, the Income Fund had reimbursed the affiliates all such amounts. Other liabilities, including distributions payable, decreased to $970,241 at December 31, 1998, from $1,030,043 at December 31, 1997, primarily as a result of the payment during the year ended December 31, 1998, of construction costs accrued for certain restaurant properties at December 31, 1997. The Income Fund intends to continue to make distributions of cash available for distribution to limited partners on a quarterly basis.

   Based on cash from operations, and for the year ended December 31, 1998, cumulative excess operating reserves, the Income Fund declared distributions to the Limited Partners of $3,690,000, $3,600,000, and $3,543,751 for the years ended December 31, 1998, 1997, and 1996, respectively. This represents distributions of $0.82, $0.80, and $0.79 per Unit for the years ended December 31, 1998, 1997, and 1996, respectively. No amounts distributed to the Limited Partners for the years ended December 31, 1998, 1997, and 1996, are required to be or have been treated by the Income Fund as a return of capital for purposes of calculating the Limited Partners' return on their adjusted capital contributions.

   The Income Fund's investment strategy of acquiring restaurant properties for cash and leasing them under triple-net leases to operators who generally meet specified financial standards minimizes the Income Fund's operating expenses. We believe that the leases will continue to generate cash flow in excess of operating expenses.

   We believe that the restaurant properties are adequately covered by insurance. In addition, we have obtained contingent liability and property coverage for the Income Fund. This insurance is intended to reduce the Income Fund's exposure in the unlikely event a tenant's insurance policy lapses or is insufficient to cover a claim relating to the restaurant property.

   Due to low operating expenses and ongoing cash flow, we believe that the Income Fund has sufficient working capital reserves at this time. In addition, because all leases of the Income Fund's restaurant properties are on a triple-net basis, it is not anticipated that a permanent reserve for maintenance and repairs will be established at this time. To the extent, however, that the Income Fund has insufficient funds for such purposes, we will contribute to the Income Fund an aggregate amount of up to one percent of the offering proceeds for maintenance and repairs. We have the right to cause the Income Fund to maintain additional reserves if, in our discretion, we determine such reserves are required to meet the Income Fund's working needs.

Results of Operations

Quarter Ended March 31, 1999 Compared to the Quarter Ended March 31, 1998

   During the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased 41 wholly owned restaurant properties, to operators of fast-food and family-style restaurant chains. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $931,914 and $1,063,142, respectively, in rental income from operating leases and earned income from direct financing leases from these restaurant properties. Rental and earned income decreased approximately $87,000 during the quarter ended March 31, 1999, as compared to the quarter ended March 31, 1998, as a result of the fact that in 1998, three tenants, Long John Silver's, Inc., Finest Foodservice, L.L.C., and Boston Chicken, Inc., filed for bankruptcy and rejected the leases relating to four of the seven restaurant properties leased by these tenants. As a result, these tenants ceased making rental payments on the four rejected leases. The Income Fund has continued receiving rental payments relating to the leases not rejected by the tenants. In March 1999, the Income Fund entered into a new lease with a new tenant for one of the vacant restaurant properties for which rental payments commenced in April 1999. We are currently seeking either new tenants or purchasers for the three remaining rejected and vacant restaurant properties. The Income Fund will not recognize any rental and earned income from these vacant restaurant properties until new tenants for these restaurant properties are located or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties. While the tenants have not rejected or affirmed the remaining three leases, there can be no assurance that some or all of these leases will not be rejected in the future. The lost revenues resulting from the three rejected and vacant restaurant properties and the possible rejection of the three remaining leases could have an adverse effect on the results of operations of the Income Fund if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   In addition, rental and earned income decreased during the quarter ended March 31, 1999 by approximately $38,900, partially as a result of the fact that in July 1998, the tenant of the Shoney's restaurant property in Las Vegas, Nevada vacated the restaurant property and ceased making rental payments on this restaurant property. The Income Fund established an allowance for doubtful accounts during the quarter ended March 31, 1999 of approximately $20,700 for rental and earned income amounts due from this tenant due to the fact that collection of such amounts is questionable. We are pursuing collection of past due amounts from the former tenant, and will recognize such amounts as income if collected. In February 1999, the Income Fund entered into a new lease with a new tenant for this restaurant property for which rental payments are expected to commence during the second quarter of 1999.

   During the quarters ended March 31, 1999 and 1998, the Income Fund owned and leased two restaurant properties with certain of our affiliates as tenants-in-common and during the quarter ended March 31, 1999, the Income Fund owned and leased one additional restaurant property indirectly through a joint venture arrangement. In connection therewith, during the quarters ended March 31, 1999 and 1998, the Income Fund earned $37,806 and $31,434, respectively, attributable to net income earned by these joint ventures. The increase in net income earned by joint ventures was primarily attributable to the fact that in August 1998, the Income Fund invested in Columbus Joint Venture with certain of our affiliates.

   Operating expenses, including depreciation and amortization expense, were $284,277 and $212,642 for the quarters ended March 31, 1999 and 1998, respectively. The increase in operating expenses during the quarter ended March 31, 1999, as compared to March 31, 1998, is partially due to the fact that the Income Fund incurred $33,158 in transaction costs relating to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources." If the Limited Partners reject the Acquisition, the Income Fund will bear the portion of the transaction costs based upon the percentage of "For" votes, and we will bear the portion of such transaction costs based upon the percentage of "August" votes and abstentions.

   In addition, the increase in operating expenses during the quarter ended March 31, 1999, is partially due to the fact that the Income Fund incurred certain expenses, such as real estate taxes, insurance, and maintenance relating to a Shoney's restaurant property, two Boston Market restaurant properties and two Long John Silver's restaurant properties which became vacant during the second and third quarters of 1998, due to financial difficulties or bankruptcies, as described above. In February and March 1999, the Income Fund entered into new leases with new tenants, for the Shoney's restaurant property in Las Vegas, Nevada and a Long John Silver's restaurant property in Celina, Ohio, respectively. The new tenants are responsible for real estate taxes, insurance, and maintenance relating to the respective restaurant properties; therefore, we do not anticipate that the Income Fund will incur these expenses for these two restaurant properties in the future. However, the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance related to the three remaining vacant restaurant properties until new tenants for these restaurant properties are located or until the restaurant properties are sold. The Income Fund is currently seeking new tenants or buyers for these restaurant properties. In addition, the Income Fund will incur certain expenses such as real estate taxes, insurance, and maintenance relating to one or more of the three restaurant properties still leased by Long John Silver's, Inc., Finest Foodservice, L.L.C., and Boston Chicken, Inc., if one or more of the leases are rejected.

 The Years Ended December 31, 1998, 1997 and 1996

   The Income Fund owned and leased 43 wholly-owned restaurant properties (including one restaurant property in Appleton, Wisconsin, which was sold in April 1996) during 1996, 42 wholly-owned restaurant properties (including one restaurant property in Oviedo, Florida, which was sold in March 1997) during 1997, and 43 wholly-owned restaurant properties (including two restaurant properties in Madison and Chattanooga, Tennessee exchanged for two restaurant properties in Lawrence, Kansas and Indianapolis, Indiana), during 1998. In addition, during 1997 and 1996, the Income Fund owned and leased one restaurant property with an affiliate, as tenants-in-common, and during 1998, the Income Fund was a co-venturer in a joint venture arrangement that owned and leased one restaurant property, and the Income Fund owned and leased two restaurant properties with affiliates, as tenants-in-common. As of December 31, 1998, the Income Fund owned, either directly, as tenants-in-common or through a joint venture arrangement, 44 restaurant properties which are generally subject to long-term, triple-net leases that provide for minimum base annual rental amounts (payable in monthly installments) ranging from approximately $21,600 to $220,600. All of the leases provide for percentage rent based on sales in excess of a specified amount. In addition, the majority of the leases provide that, commencing in specified lease years (generally the sixth lease year), the annual base rent required under the terms of the lease will increase.

   During the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $3,864,121, $4,266,069, and $4,297,558, respectively, in rental income from operating leases (net of adjustments to accrued rental income) and earned income from direct financing leases from restaurant properties wholly-owned by the Income Fund. The decrease in rental and earned income during 1998, as compared to 1997, is partially attributable to the fact that in July 1998, the tenant of the Shoney's restaurant property in Las Vegas, Nevada ceased restaurant operations and vacated the restaurant property. The Income Fund established an allowance for doubtful accounts during 1998 of approximately $82,500 for rental and earned income amounts due from this tenant due to the fact that collection of such amounts is questionable. We are pursing collection of past due amounts from the former tenant, and will recognize such amounts as income if collected. In February 1999, the Income Fund entered into a new lease with a new tenant for this restaurant property. In addition, during 1998, the Income Fund wrote off approximately $77,300 of accrued rental income (non-cash accounting adjustments relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles) relating to this restaurant property.

   In addition, rental and earned income decreased approximately $110,500 during 1998 as a result of the fact that in 1998, three tenants, Long John Silver's, Inc., Finest Foodservice, L.L.C., and Boston Chicken, Inc., filed for bankruptcy and rejected the leases relating to four of the seven restaurant properties leased by these tenants, as described above. The Income Fund has continued receiving rental payments relating to the leases not rejected by the tenants. In conjunction with the four rejected leases, during 1998 the Income Fund wrote off approximately $107,000 of accrued rental income (non-cash accounting adjustment relating to the straight-lining of future scheduled rent increases over the lease term in accordance with generally accepted accounting principles). We are currently seeking either new tenants or purchasers for these restaurant properties.

   In addition, the decrease in rental and earned income during 1998 and 1997, each as compared to the previous year, is partially the result of a decrease in rental income due to the sale of the restaurant property in Oviedo, Florida, in March 1997. The net sales proceeds were reinvested in a restaurant property in Memphis, Tennessee, with certain of our affiliates as tenants-in-common, resulting in an increase in equity in earnings of joint venture, as described below. In addition, the decrease in rental and earned income during 1997, as compared to 1996, is a result of the sale of the restaurant property in Appleton, Wisconsin in April 1996. The decrease during 1997 as compared to 1996 is partially offset by the acquisition of two additional restaurant properties in 1996 that were operational for a full year in 1997, as compared to a partial year in 1996.

   In addition, for the years ended December 31, 1998, 1997, and 1996, the Income Fund earned $132,002, $73,507, and $19,668, respectively, attributable to net income earned by joint ventures. The increase in net income earned by joint ventures during 1998, as compared to 1997, is primarily attributable to the fact that in January 1998, the Income Fund reinvested the net sales proceeds it received from the 1997 sale of the restaurant property in Oviedo, Florida, in an IHOP restaurant property in Memphis, Tennessee, with certain of our affiliates as tenants-in-common. The increase during 1997, as compared to 1996, is primarily attributable to the fact that in October 1996, the Income Fund reinvested the net sales proceeds it received from the sale of the restaurant property in Appleton, Wisconsin, in a restaurant property in Fayetteville, North Carolina, with certain of our affiliates. This restaurant property was operational for a full year in 1997, as compared to a partial year in 1996.

   During the year ended December 31, 1998, three lessees of the Income Fund, Golden Corral Corporation, Foodmaker, Inc., and DenAmerica Corp. each contributed more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from the restaurant property owned by a joint venture and the two restaurant properties owned with affiliates as tenants-in-common). As of December 31, 1998, Golden Corral Corporation was the lessee under leases relating to six restaurants, Foodmaker, Inc. was the lessee under leases relating to five restaurants, and DenAmerica Corp. was the lessee under leases relating to nine restaurants. It is anticipated that, based on the minimum rental payments required by the leases, each of these lessees will continue to contribute more than 10% of the Income Fund's total rental income in 1999. In addition, during the year ended December 31, 1998, four restaurant chains, Golden Corral, Jack in the Box, Boston Market, and Denny's each accounted for more than 10% of the Income Fund's total rental income (including the Income Fund's share of rental income from the restaurant property owned by a joint venture and the two restaurant properties owned with affiliates as tenants-in-common). During 1998, the tenants of four Boston Market restaurant properties filed for bankruptcy as described below. In 1999, it is anticipated that Golden Corral, Jack in the Box and Denny's each will continue to account for more than 10% of the total rental income to which the Income Fund is entitled under the terms of the leases. Any failure of these lessees or restaurant chains could materially affect the Income Fund's income if the Income Fund is not able to re-lease the restaurant properties in a timely manner.

   As described above, during 1998, the tenants of four Boston Market restaurant properties filed for bankruptcy and rejected the leases relating to two restaurant properties. The Income Fund will not recognize any rental and earned income from these restaurant properties until new tenants for the restaurant properties are located, or until the restaurant properties are sold and the proceeds from such sales are reinvested in additional restaurant properties. While the tenants have not rejected or affirmed the remaining two leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the two leases that were rejected, as described above, and the possible rejection of the remaining two leases could have an adverse effect on the results of operations of the Income Fund if the Income Fund is not able to re-lease these restaurant properties in a timely manner.

   Operating expenses, including depreciation and amortization expense, were $850,501, $836,815 and $814,325 for the years ended December 31, 1998, 1997, and 1996, respectively. The increase in operating expenses during 1998, as compared to 1997, is primarily due to the fact that the Income Fund incurred $24,652 in transaction costs relating to our retaining financial and legal advisors to assist us in evaluating and negotiating the proposed Acquisition with APF, as described above in "Liquidity and Capital Resources."

   The increase in operating expenses during 1998 is partially offset by a decrease in depreciation expense as a result of the reimbursement of construction costs from the developer relating to the restaurant property in Farmington, New Mexico, which reduced the depreciable basis of land and building on operating leases during 1998, as described above in "Liquidity and Capital Resources."

   During 1998, the Income Fund incurred certain expenses, such as real estate taxes, insurance, and maintenance relating to a Shoney's restaurant property, two Boston Market restaurant properties and two Long John Silver's restaurant properties which became vacant, as described above. In February 1999, the Income Fund entered into a new lease with a new tenant for the Shoney's restaurant property in Las Vegas, Nevada. The new tenant is responsible for real estate taxes, insurance, and maintenance relating to this restaurant property; therefore, we do not anticipate that the Income Fund will incur these expenses for this restaurant property in the future. However, the Income Fund will continue to incur certain expenses, such as real estate taxes, insurance, and maintenance related to the four remaining vacant restaurant properties until new tenants for these restaurant properties are located or until the restaurant properties are sold. The Income Fund is currently seeking new tenants or buyers for these restaurant properties.

   The increase in operating expenses during 1997, as compared to 1996, is partially attributable to an increase in depreciation expense as the result of the acquisition of additional restaurant properties during 1996, and the fact that the restaurant properties acquired during 1996 were operational for a full year in 1997, as compared to a partial year in 1996. Operating expenses also increased during 1997, as a result of the Income Fund incurring additional taxes relating to the filing of various state tax returns during 1997.

   As a result of the sale of the restaurant property in Oviedo, Florida, as described above in "Liquidity and Capital Resources," the Income Fund recognized a gain of $41,148 for financial reporting purposes for the year ended December 31, 1997. As a result of the sale of the restaurant property in Appleton, Wisconsin, as described in "Liquidity and Capital Resources," the Income Fund recognized a gain for financial reporting purposes of $124,305 for the year ended December 31, 1996. No restaurant properties were sold during 1998.

   During the year ended December 31, 1998, the Income Fund recorded a provision for loss on building of $266,257 for financial reporting purposes relating to a Long John Silver's restaurant property in Celina, Ohio. The tenant of this restaurant property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the restaurant property's carrying value at December 31, 1998 and the estimated net realizable value for this restaurant property. No such allowance was established during the years ended December 31, 1997 and 1996.


   The Income Fund's leases as of December 31, 1998, are, in general, triple-net leases and contain provisions that we Partners believe mitigate the adverse effect of inflation. Such provisions include clauses requiring the payment of percentage rent based on certain restaurant sales above a specified level and/or automatic increases in base rent at specified times during the term of the lease. Management expects that increases in restaurant sales volumes due to inflation and real sales growth should result in an increase in rental income for certain restaurant properties over time. Continued inflation also may cause capital appreciation of the Income Fund's restaurant properties. Inflation and changing prices, however, also may have an adverse impact on the sales of the restaurants and on potential capital appreciation of the restaurant properties.

Year 2000 Readiness Disclosure

   The Year 2000 problem concerns the inability of information and non-information technology systems to properly recognize and process date sensitive information beyond January 1, 2000. As of March 31, 1999 the Income Fund did not have any information or non-information technology systems. We and our affiliates provide all services requiring the use of information and non-information technology systems pursuant to a management agreement with the Income Fund. The information technology system of our affiliates consists of a network of personal computers and servers built using hardware and software from mainstream suppliers. The non-information technology systems of our affiliates are primarily facility related and include building security systems, elevators, fire suppressions, HVAC, electrical systems and other utilities. Our affiliates have no internally generated programmed software coding to correct, because substantially all of the software utilized by us and our affiliates is purchased or licensed from external providers. The maintenance of non-information technology systems at the Income Fund's restaurant properties is the responsibility of the tenants of the restaurant properties in accordance with the terms of the Income Fund's leases.

   In early 1998, we and our affiliates formed a Year 2000 team for the purpose of identifying, understanding and addressing the various issues associated with the Year 2000 problem. The Y2K Team consists of us and members from our affiliates, including representatives from senior management, information systems, telecommunications, legal, office management, accounting and property management. The Y2K Team's initial step in assessing the Income Fund's Year 2000 readiness consists of identifying any systems that are date-sensitive and, accordingly, could have potential Year 2000 problems. The Y2K Team is in the process of conducting inspections, interviews and tests to identify which of the Income Fund's systems could have a potential Year 2000 problem.

   The information system of our affiliates is comprised of hardware and software applications from mainstream suppliers. Accordingly, the Y2K Team is in the process of contacting the respective vendors and manufacturers to verify the Year 2000 compliance of their products. In addition, the Y2K Team has also requested and is evaluating documentation from other companies with which the Income Fund has a material third party relationship, including the Income Fund's tenants, vendors, financial institutions and the Income Fund's transfer agent. The Income Fund depends on its tenants for rents and cash flows, its financial institutions for availability of cash and its transfer agent to maintain and track investor information. The Y2K Team has also requested and is evaluating documentation from the non-information technology systems providers of our affiliates. Although we continue to receive positive responses from the companies with which the Income Fund has third party relationships regarding their Year 2000 compliance, we cannot be sure that the tenants, financial institutions, transfer agent, other vendors and system providers have adequately considered the impact of the Year 2000. We are not able to measure the effect on the operations of the Income Fund of any third party's failure to adequately address the impact of the Year 2000.

   We and our affiliates have identified and have implemented upgrades for certain hardware equipment. In addition, we and our affiliates have identified certain software applications which will require upgrades to become Year 2000 compliant. We expect all of these upgrades, as well as any other necessary remedial measures on the information technology systems used in the business activities and operations of the Income Fund, to be completed by September 30, 1999, although, we cannot be sure that the upgrade solutions provided by the vendors have addressed all possible Year 2000 issues. We do not expect the aggregate cost of the Year 2000 remedial measures to be material to the results of operations of the Income Fund.

   We and our affiliates have received certification from the Income Fund's transfer agent of its Year 2000 compliance. Due to the material relationship of the Income Fund with its transfer agent, the Y2K Team is evaluating the Year 2000 compliance of the systems of the transfer agent and expects to have the evaluation completed by September 30, 1999. Despite the positive response from the transfer agent and the evaluation of the transfer agent's system by the Y2K Team, we cannot be sure that the transfer agent has addressed all possible Year 2000 issues. In the event that the systems of the transfer agent are not Year 2000 compliant, we and our affiliates would have to allocate resources to internally perform the functions of the transfer agent. We do not anticipate that the additional cost of these resources would have a material impact on the Income Fund.

   Based upon the progress we and our affiliates have made in addressing the Year 2000 issues and their plan and timeline to complete the compliance program, we do not foresee significant risks associated with Year 2000 compliance at this time. We and our affiliates plan to address our significant Year 2000 issues prior to the Income Fund being affected by them; therefore, we have not developed a comprehensive contingency plan. However, if we and our affiliates identify significant risks related to their Year 2000 compliance, or if their progress deviates from the anticipated timeline, we and our affiliates will develop contingency plans as deemed necessary at that time.

                           FINANCIAL STATEMENTS

                       INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Condensed Balance Sheets as of March 31, 1999 and December 31, 1998......   F-1
Condensed Statements of Income for the Quarters Ended March 31, 1999
 and 1998................................................................   F-2
Condensed Statements of Partner's Capital for the Quarter Ended March 31,
 1999 and for the Year Ended December 31, 1998...........................   F-3
Condensed Statements of Cash Flows for the Quarters Ended March 31, 1999
 and 1998................................................................   F-4
Notes to Condensed Financial Statements for the Quarters Ended March 31,
 1999 and 1998...........................................................   F-5
Report of Independent Accountants........................................   F-7
Balance Sheets as of December 31, 1998 and 1997..........................   F-8
Statements of Income for the Years Ended December 31, 1998, 1997 and
 1996....................................................................   F-9
Statements of Partner's Capital for the Years Ended December 31, 1998,
 1997 and 1996...........................................................  F-10
Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
 1996....................................................................  F-11
Notes to Financial Statements for the Years Ended December 31, 1998, 1997
 and 1996................................................................  F-12
Unaudited Pro Forma Financial Information................................  F-21
Unaudited Pro Forma Balance Sheet as of March 31, 1999...................  F-22
Unaudited Pro Forma Statement of Earnings for the Quarter Ended March 31,
 1999....................................................................  F-24
Unaudited Pro Forma Statement of Earnings for the Year Ended December 31,
 1998....................................................................  F-26
Unaudited Pro Forma Statement of Cash Flows for the Quarter Ended March
 31, 1999................................................................  F-28
Unaudited Pro Forma Statement of Cash Flows for the Year Ended December
 31, 1998................................................................  F-30
Notes and Management's Assumptions to Unaudited Pro Forma Financial
 Statements..............................................................  F-32

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                         CONDENSED BALANCE SHEETS

                                                         March 31,  December 31,
                                                           1999         1998
                                                        ----------- ------------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation of $2,085,596 and $1,942,192
 and allowance for loss on building of $266,257 in
 1999 and 1998........................................  $30,852,599 $ 30,215,549
Net investment in direct financing leases.............    4,570,303    5,361,848
Investment in joint ventures..........................    1,647,270    1,504,465
Cash and cash equivalents.............................    1,405,552    1,603,589
Receivables, less allowance for doubtful accounts of
 $111,931 and $89,822.................................       31,749       63,214
Prepaid expenses......................................       15,748       13,745
Organization costs, less accumulated amortization of
 $10,000 and $8,550...................................          --         1,450
Accrued rental income.................................    1,510,250    1,424,781
                                                        ----------- ------------
                                                        $40,033,471 $ 40,188,641
                                                        =========== ============
          LIABILITIES AND PARTNERS' CAPITAL
Accounts payable......................................  $    31,275 $      1,816
Accrued and escrowed real estate taxes payable........       23,462        7,163
Distributions payable.................................      900,000      900,000
Due to related party..................................       10,797       26,476
Rents paid in advance and deposits....................       70,617       61,262
                                                        ----------- ------------
    Total liabilities.................................    1,036,151      996,717
Commitment (Note 4)
Partners' capital.....................................   38,997,320   39,191,924
                                                        ----------- ------------
                                                        $40,033,471 $ 40,188,641
                                                        =========== ============

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                      CONDENSED STATEMENTS OF INCOME

                                                              Quarter Ended
                                                                March 31,
                                                           -------------------
                                                             1999      1998
                                                           --------- ---------
Revenues:
  Rental income from operating leases..................... $ 798,369 $ 888,095
  Earned income from direct financing leases..............   133,545   175,047
  Interest and other income...............................    19,953    14,761
                                                           --------- ---------
                                                             951,867 1,077,903
                                                           --------- ---------
Expenses:
  General operating and administrative....................    47,619    33,021
  Professional services...................................     9,327     9,440
  Management fees to related party........................     9,001     9,963
  Real estate taxes.......................................    17,153       --
  State and other taxes...................................    23,165    19,302
  Depreciation and amortization...........................   144,854   140,916
  Transaction costs.......................................    33,158       --
                                                           --------- ---------
                                                             284,277   212,642
                                                           --------- ---------
Income Before Equity in Earnings of Joint Ventures........   667,590   865,261
Equity in Earnings of Joint Ventures......................    37,806    31,434
                                                           --------- ---------
Net Income................................................ $ 705,396 $ 896,695
                                                           ========= =========
Allocation of Net Income:
  General partners........................................ $   7,054 $   8,967
  Limited partners........................................   698,342   887,728
                                                           --------- ---------
                                                           $ 705,396 $ 896,695
                                                           ========= =========
Net Income Per Limited Partner Unit....................... $    0.16 $    0.20
                                                           ========= =========
Weighted Average Number of Limited Partner Units
 Outstanding.............................................. 4,500,000 4,500,000
                                                           ========= =========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                 CONDENSED STATEMENTS OF PARTNERS' CAPITAL

                                                    Quarter Ended  Year Ended
                                                      March 31,   December 31,
                                                    ------------- ------------
                                                        1999          1998
                                                    ------------- ------------
General partners:
  Beginning balance................................  $   131,300  $    99,615
  Net income.......................................        7,054       31,685
                                                     -----------  -----------
                                                         138,354      131,300
                                                     -----------  -----------
Limited partners:
  Beginning balance................................   39,060,624   39,805,311
  Net income.......................................      698,342    2,945,313
Distributions ($0.20 and $0.82 per limited partner
 unit, respectively)...............................     (900,000)  (3,690,000)
                                                     -----------  -----------
                                                      38,858,966   39,060,624
                                                     -----------  -----------
Total partners' capital............................  $38,997,320  $39,191,924
                                                     ===========  ===========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                    CONDENSED STATEMENTS OF CASH FLOWS

                                                             Quarter Ended
                                                               March 31,
                                                         ----------------------
                                                            1999        1998
                                                         ----------  ----------
Increase (Decrease) in Cash and Cash Equivalents
 Net Cash Provided by Operating Activities.............  $  847,198  $1,091,044
                                                         ----------  ----------
 Cash Flows from Investing Activities:
  Investment in joint ventures.........................    (145,235)   (607,896)
  Decrease in restricted cash..........................         --      610,410
                                                         ----------  ----------
    Net cash provided by (used in) investing
     activities........................................    (145,235)      2,514
                                                         ----------  ----------
 Cash Flows from Financing Activities:
  Distributions to limited partners....................    (900,000)   (900,000)
                                                         ----------  ----------
    Net cash used in financing activities..............    (900,000)   (900,000)
                                                         ----------  ----------
Net Increase (Decrease) in Cash and Cash Equivalents...    (198,037)    193,558
Cash and Cash Equivalents at Beginning of Quarter......   1,603,589   1,673,869
                                                         ----------  ----------
Cash and Cash Equivalents at End of Quarter............  $1,405,552  $1,867,427
                                                         ==========  ==========
Supplemental Schedule of Non-Cash Financing Activities:
 Distributions declared and unpaid at end of quarter...  $  900,000  $  990,000
                                                         ==========  ==========

         See accompanying notes to condensed financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                  NOTES TO CONDENSED FINANCIAL STATEMENTS

                  Quarters Ended March 31, 1999 and 1998

1. Basis of Presentation:

   The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Form 10-Q and do not include all of the information and note disclosures required by generally accepted accounting principles. The financial statements reflect all adjustments, consisting of normal recurring adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the quarter ended March 31, 1999, may not be indicative of the results that may be expected for the year ending December 31, 1999. Amounts as of December 31, 1998, included in the financial statements, have been derived from audited financial statements as of that date.

   These unaudited financial statements should be read in conjunction with the financial statements and notes thereto included in Form 10-K of CNL Income Fund XVI, Ltd. (the "Partnership") for the year ended December 31, 1998.

   Effective January 1, 1999, the Partnership adopted Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities." The Statement requires that an entity expense the costs of start-up activities and organization costs as they are incurred. Adoption of this statement did not have a material effect on the Partnership's financial position or results of operations.

2. Investment in Direct Financing Leases:

   During the quarter ended March 31, 1999, a tenant, L.C. West, L.L.C. terminated its lease and ceased making rental payments to the Partnership due to financial difficulties the tenant experienced. As a result, the Partnership reclassified the asset from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the Partnership recorded the reclassified asset at the lower of original cost, present fair value, or present carrying amount. No loss on termination of direct financing leases was recorded for financial reporting purposes.

3. Merger Transaction:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,320,947 shares of its common stock, par value $0.01 per share (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in three previous public offerings, the most recent of which was in December 1998. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $42,519,005 as of December 31, 1998. Legg Mason Wood Walker, Incorporated has rendered a fairness opinion that the APF Share consideration, payable by APF, is fair to the Partnership from a financial point of view. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

           NOTES TO CONDENSED FINANCIAL STATEMENTS--(Continued)

                  Quarters Ended March 31, 1999 and 1998

the transaction. If the limited partners at the special meeting approve the Merger, APF will own the Properties and other assets of the Partnership. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

   On May 5, 1999, four limited partners in several of the CNL Income Funds filed a lawsuit against the general partners and APF in connection with the proposed Merger. Additionally, on June 22, 1999, a limited partner of the CNL Income Funds filed a lawsuit against us and APF in connection with the proposed Merger. The general partners and APF believe that the lawsuits are without merit and intend to defend vigorously against the claims. Because the lawsuits were recently filed, it is premature to further comment on the lawsuit at this time.

4. Commitment:

   In February 1999, the Partnership entered into a new lease for the property in Las Vegas, Nevada, with a new tenant to operate the property as a Big Boy restaurant. In connection therewith, the Partnership has agreed to pay up to $150,000 in renovation costs, none of which were incurred as of March 31, 1999.

5. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 3 being adjusted to 2,160,474 shares valued at $20.00 per APF share.

                     Report of Independent Accountants

To the Partners

CNL Income Fund XVI, Ltd.

   In our opinion, the accompanying balance sheets and the related statements of income, of partner's capital and of cash flows present fairly, in all material respects, the financial position of CNL Income Fund XVI, Ltd. (a Florida limited partnership) at December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Partnership's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Orlando, Florida

January 26, 1999, except for Note 11

 for which the date is March 11, 1999 and

 Note 12 for which the date is June 3, 1999

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                              BALANCE SHEETS

                                                             December 31,
                                                        -----------------------
                                                           1998        1997
                                                        ----------- -----------
                        ASSETS
Land and buildings on operating leases, less
 accumulated depreciation and allowance for loss on
 building.............................................. $30,215,549 $30,658,994
Net investment in direct financing leases..............   5,361,848   5,968,812
Investment in joint ventures...........................   1,504,465     771,684
Cash and cash equivalents..............................   1,603,589   1,673,869
Restricted cash........................................         --      627,899
Receivables, less allowance for doubtful accounts of
 $89,822 and $879......................................      63,214      31,946
Prepaid expenses.......................................      13,745       9,293
Organization costs, less accumulated amortization of
 $8,550 and $6,550.....................................       1,450       3,450
Accrued rental income..................................   1,424,781   1,192,373
                                                        ----------- -----------
                                                        $40,188,641 $40,938,320
                                                        =========== ===========
           LIABILITIES AND PARTNERS' CAPITAL
Acquisition and construction costs payable............. $       --  $    53,278
Accounts payable.......................................       1,816       2,707
Accrued and escrowed real estate taxes payable.........       7,163       4,353
Distributions payable..................................     900,000     900,000
Due to related parties.................................      26,476       3,351
Rents paid in advance and deposits.....................      61,262      69,705
                                                        ----------- -----------
Total liabilities......................................     996,717   1,033,394
Partners' capital......................................  39,191,924  39,904,926
                                                        ----------- -----------
                                                        $40,188,641 $40,938,320
                                                        =========== ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                           STATEMENTS OF INCOME

                                                 Year Ended December 31,
                                             ---------------------------------
                                                1998        1997       1996
                                             ----------  ---------- ----------
Revenues:
  Rental income from operating leases....... $3,446,902  $3,562,920 $3,571,244
  Adjustments to accrued rental income......   (184,368)        --         --
  Earned income from direct financing
   leases...................................    601,587     703,149    726,314
  Contingent rental income..................     35,860      35,604     37,600
  Interest income...........................     60,199      73,634     75,160
  Other income..............................      1,574       7,180      8,232
                                             ----------  ---------- ----------
                                              3,961,754   4,382,487  4,418,550
                                             ----------  ---------- ----------
Expenses:
  General operating and administrative......    158,519     186,934    183,734
  Professional services.....................     40,471      25,352     26,569
  Management fees to related parties........     38,570      40,087     39,206
  Real estate taxes.........................      9,060         --         --
  State and other taxes.....................     19,398      20,559     12,369
  Loss on termination of direct financing
   lease....................................      4,471         --         --
  Depreciation and amortization.............    555,360     563,883    552,447
  Transaction costs.........................     24,652         --         --
                                             ----------  ---------- ----------
                                                850,501     836,815    814,325
                                             ----------  ---------- ----------
Income Before Equity in Earnings of Joint
 Ventures, Gain on Sale of Land and
 Buildings, and Provision for Loss on
 Building...................................  3,111,253   3,545,672  3,604,225
Equity in Earnings of Joint Ventures........    132,002      73,507     19,668
Gain on Sale of Land and Buildings..........        --       41,148    124,305
Provision for Loss on Building..............   (266,257)        --         --
                                             ----------  ---------- ----------
Net Income.................................. $2,976,998  $3,660,327 $3,748,198
                                             ==========  ========== ==========
Allocation of Net Income:
  General partners.......................... $   31,685  $   36,192 $   36,239
  Limited partners..........................  2,945,313   3,624,135  3,711,959
                                             ----------  ---------- ----------
                                             $2,976,998  $3,660,327 $3,748,198
                                             ==========  ========== ==========
Net Income Per Limited Partner Unit......... $     0.65  $     0.81 $     0.82
                                             ==========  ========== ==========
Weighted Average Number of Limited Partner
 Units Outstanding..........................  4,500,000   4,500,000  4,500,000
                                             ==========  ========== ==========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                      STATEMENTS OF PARTNERS' CAPITAL

               Years Ended December 31, 1998, 1997, and 1996

                             General Partners                       Limited Partners
                         ------------------------- ----------------------------------------------------
                                       Accumulated                              Accumulated Syndication
                         Contributions  Earnings   Contributions Distributions   Earnings      Costs        Total
                         ------------- ----------- ------------- -------------  ----------- -----------  -----------
Balance, December 31,
 1995...................    $ 1,000     $ 26,184    $45,000,000  $ (2,589,266)  $ 2,592,234 $(5,390,000) $39,640,152
 Distributions to
  limited
  partners ($0.79 per
  limited partner
  unit).................        --           --             --     (3,543,751)          --          --    (3,543,751)
 Net income.............        --        36,239            --            --      3,711,959         --     3,748,198
                            -------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1996...................      1,000       62,423     45,000,000    (6,133,017)    6,304,193  (5,390,000)  39,844,599
 Distributions to
  limited
  partners ($0.80 per
  limited partner
  unit).................        --           --             --     (3,600,000)          --          --    (3,600,000)
 Net income.............        --        36,192            --            --      3,624,135         --     3,660,327
                            -------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1997...................      1,000       98,615     45,000,000    (9,733,017)    9,928,328  (5,390,000)  39,904,926
 Distributions to
  limited
  partners ($0.82 per
  limited partner
  unit).................        --           --             --     (3,690,000)          --          --    (3,690,000)
 Net income.............        --        31,685            --            --      2,945,313         --     2,976,998
                            -------     --------    -----------  ------------   ----------- -----------  -----------
Balance, December 31,
 1998...................    $ 1,000     $130,300    $45,000,000  $(13,423,017)  $12,873,641 $(5,390,000) $39,191,924
                            =======     ========    ===========  ============   =========== ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                         STATEMENTS OF CASH FLOWS

                                                Year Ended December 31,
                                          -------------------------------------
                                             1998         1997         1996
                                          -----------  -----------  -----------
Increase (Decrease) in Cash and Cash
 Equivalents:
 Cash Flows from Operating Activities:
 Cash received from tenants.............  $ 3,675,430  $ 3,881,005  $ 4,007,432
 Distributions from joint venture.......      143,279       76,212       20,279
 Cash paid for expenses.................     (273,929)    (231,712)    (349,145)
 Interest received......................       78,914       54,919       75,160
                                          -----------  -----------  -----------
  Net cash provided by operating
   activities...........................    3,623,694    3,780,424    3,753,726
                                          -----------  -----------  -----------
 Cash Flows from Investing Activities:
 Proceeds from sale of land and
  buildings.............................          --       610,384      775,000
 Reimbursement of construction costs
  from developer........................      161,648          --           --
 Additions to land and buildings on
  operating leases......................       (3,545)     (23,501)  (2,355,627)
 Investment in direct financing leases..      (28,403)     (29,257)    (405,937)
 Investment in joint ventures...........     (744,058)         --      (775,000)
 Decrease (increase) in restricted
  cash..................................      610,384     (610,384)         --
                                          -----------  -----------  -----------
  Net cash used in investing
   activities...........................       (3,974)     (52,758)  (2,761,564)
                                          -----------  -----------  -----------
 Cash Flows from Financing Activities:
 Reimbursement of acquisition costs paid
  by related parties on behalf of the
  Partnership...........................          --           --        (2,494)
 Distributions to limited partners......   (3,690,000)  (3,600,000)  (3,431,251)
                                          -----------  -----------  -----------
  Net cash used in financing
   activities...........................   (3,690,000)  (3,600,000)  (3,433,745)
                                          -----------  -----------  -----------
Net Increase (Decrease) in Cash and Cash
 Equivalents............................      (70,280)     127,666   (2,441,583)
Cash and Cash Equivalents at Beginning
 of Year................................    1,673,869    1,546,203    3,987,786
                                          -----------  -----------  -----------
Cash and Cash Equivalents at End of
 Year...................................  $ 1,603,589  $ 1,673,869  $ 1,546,203
                                          ===========  ===========  ===========
Reconciliation of Net Income to Net Cash
 Provided by Operating Activities:
 Net income.............................  $ 2,976,998  $ 3,660,327  $ 3,748,198
                                          -----------  -----------  -----------
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
 Loss on termination of direct financing
  lease.................................        4,471          --           --
 Depreciation...........................      553,360      561,883      550,447
 Amortization...........................        2,000        2,000        2,000
 Equity in earnings of joint ventures,
  net of distributions..................       11,277        2,705          611
 Gain on sale of land and buildings.....          --       (41,148)    (124,305)
 Provision for loss on building.........      266,257          --           --
 Decrease (increase) in receivables.....      (13,753)      26,633       58,396
 Decrease in net investment in direct
  financing leases......................       43,343       37,684       29,269
 Increase in prepaid expenses...........       (4,452)        (119)      (8,514)
 Increase in accrued rental income......     (232,408)    (444,650)    (468,201)
 Increase in accounts payable and
  accrued expenses......................        1,919        1,455          517
 Increase (decrease) in due to related
  parties, excluding reimbursement of
  acquisition costs paid on behalf of
  the Partnership.......................       23,125        1,059      (76,259)
 Increase (decrease) in rents paid in
  advance and deposits..................       (8,443)     (27,405)      41,567
                                          -----------  -----------  -----------
   Total adjustments....................      646,696      120,097        5,528
                                          -----------  -----------  -----------
Net Cash Provided by Operating
 Activities.............................  $ 3,623,694  $ 3,780,424  $ 3,753,726
                                          ===========  ===========  ===========
Supplemental Schedule of Non-Cash
 Investing and Financing Activities:
 Related parties paid certain
  acquisition costs on behalf of the
  Partnership as follows:                 $       --   $       --   $     9,356
                                          ===========  ===========  ===========
 Land and building under operating lease
  exchanged for land and building under
  operating lease.......................  $   779,181  $       --   $       --
                                          ===========  ===========  ===========
 Land and building under direct
  financing lease exchanged for land and
  building under direct financing
  lease.................................  $   761,334  $       --   $       --
                                          ===========  ===========  ===========
 Distributions declared and unpaid at
  December 31...........................  $   900,000  $   900,000  $   900,000
                                          ===========  ===========  ===========

              See accompanying notes to financial statements.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                       NOTES TO FINANCIAL STATEMENTS

               Years Ended December 31, 1998, 1997, and 1996

1. Significant Accounting Policies:

   Organization and Nature of Business--CNL Income Fund XVI, Ltd. (the "Partnership") is a Florida limited partnership that was organized for the purpose of acquiring both newly constructed and existing restaurant properties, as well as properties upon which restaurants were to be constructed, which are leased primarily to operators of national and regional fast-food and family-style restaurant chains.

   The general partners of the Partnership are CNL Realty Corporation (the "Corporate General Partner"), James M. Seneff, Jr. and Robert A. Bourne. Mr. Seneff and Mr. Bourne are also 50 percent shareholders of the Corporate General Partner. The general partners have responsibility for managing the day-to-day operations of the Partnership.

   Real Estate and Lease Accounting--The Partnership records the acquisition of land and buildings at cost, including acquisition and closing costs. Land and buildings are leased to unrelated third parties on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the property, including property taxes, insurance, maintenance and repairs. The leases are accounted for using either the direct financing or the operating methods. Such methods are described below:

     Direct financing method--The leases accounted for using the direct financing method are recorded at their net investment (which at the inception of the lease generally represents the cost of the asset) (Note
  4). Unearned income is deferred and amortized to income over the lease terms so as to produce a constant periodic rate of return on the Partnership's net investment in the leases.

     Operating method--Land and building leases accounted for using the operating method are recorded at cost, revenue is recognized as rentals are earned and depreciation is charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives of 30 years. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term commencing on the date the property is placed in service.

   Accrued rental income represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled rental payments to date. Whenever a tenant defaults under the terms of its lease, or events or changes in circumstance indicate that the tenant will not lease the property through the end of the lease term, the Partnership either reserves or writes-off the cumulative accrued rental income balance.

   When the properties are sold, the related cost and accumulated depreciation for operating leases and the net investment for direct financing leases, plus any accrued rental income, are removed from the accounts and gains or losses from sales are reflected in income. The general partners of the partnership review properties for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. The general partners determine whether an impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the property, with the carrying cost of the individual property. If an impairment is indicated, the assets are adjusted to their fair value. Although the general partners have made their best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term which could adversely affect the general partners' best estimate of net cash flows expected to be generated from its properties and the need for asset impairment write downs.

   When the collection of amounts recorded as rental or other income is considered to be doubtful, an adjustment is made to increase the allowance for doubtful accounts, which is netted against receivables, and to

                        CNL INCOME FUND XVI, LTD.

                     (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

decrease rental or other income or increase bad debt expense for the current period, although the Partnership continues to pursue collection of such amounts. If amounts are subsequently determined to be uncollectible, the corresponding receivable and allowance for doubtful accounts are decreased accordingly.

   Investment in Joint Ventures--The Partnership's investments in Columbus Joint Venture and the properties in Corpus Christi, Texas and Memphis, Tennessee, each of which is held as tenants-in-common with affiliates, are accounted for using the equity method since the Partnership shares control with affiliates which have the same general partners.

   Cash and Cash Equivalents--The Partnership considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds (some of which are backed by government securities). Cash equivalents are stated at cost plus accrued interest, which approximates market value.

   Cash accounts maintained on behalf of the Partnership in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Partnership has not experienced any losses in such accounts. The Partnership limits investment of temporary cash investments to financial institutions with high credit standing; therefore, the Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

   Organization Costs- Organization costs are being amortized over five years using the straight-line method.

   Income Taxes--Under Section 701 of the Internal Revenue Code, all income, expenses and tax credit items flow through to the partners for tax purposes. Therefore, no provision for federal income taxes is provided in the accompanying financial statements. The Partnership is subject to certain state taxes on its income and property.

   Additionally, for tax purposes, syndication costs are included in Partnership equity and in the basis of each partner's investment. For financial reporting purposes, syndication costs are netted against partners' capital and represent a reduction of Partnership equity and a reduction in the basis of each partner's investment.

   Use of Estimates--The general partners of the Partnership have made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. The more significant areas requiring the use of management estimates relate to the allowance for doubtful accounts and future cash flows associated with long-lived assets. Actual results could differ from those estimates.

2. Leases:

   The Partnership leases its land or land and buildings primarily to operators of national and regional fast-food and family-style restaurants. The leases are accounted for under the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases." Some of the leases are classified as operating leases and some of the leases have been classified as direct financing leases. For the leases classified as direct financing leases, the building portions of the property leases are accounted for as direct financing leases while the land portion of some of the leases are operating leases. All leases are for 15 to 20 years and provide for minimum and contingent rentals. In addition, the tenant pays all property taxes and assessments, fully maintains

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

the interior and exterior of the building and carries insurance coverage for public liability, property damage, fire and extended coverage. The lease options generally allow tenants to renew the leases for two to five successive five-year periods subject to the same terms and conditions as the initial lease. Most leases also allow the tenant to purchase the property at fair market value after a specified portion of the lease has elapsed.

3. Land and Buildings on Operating Leases:

   Land and buildings on operating leases consisted of the following at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Land............................................ $15,378,217  $15,259,455
      Buildings.......................................  17,045,781   16,836,982
                                                       -----------  -----------
                                                        32,423,998   32,096,437
      Less accumulated depreciation...................  (1,942,192)  (1,437,443)
                                                       -----------  -----------
                                                        30,481,806   30,658,994
      Less allowance for loss on building.............    (266,257)         --
                                                       -----------  -----------
                                                       $30,215,549  $30,658,994
                                                       ===========  ===========

   In March 1997, the Partnership sold its property in Oviedo, Florida, for $620,000 and received net sales proceeds of $610,384, resulting in a gain of $41,148 for financial reporting purposes. This property was originally acquired by the Partnership in November 1994 and had a cost of approximately $509,700, excluding acquisition fees and miscellaneous acquisition expenses; therefore, the Partnership sold the property for approximately $100,700 in excess of its original purchase price.

   In May 1998, the tenant of the property in Madison, Tennessee exercised its option under the terms of its lease agreement, to exchange one existing property with a replacement property. In conjunction therewith, the Partnership exchanged the Boston Market property in Madison, Tennessee for a Boston Market property in Lawrence, Kansas. The lease for the property in Madison, Tennessee was amended to allow the property in Lawrence, Kansas to continue under the terms of the original lease. All closing costs were paid by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Lawrence, Kansas at the net book value of the property in Madison, Tennessee. No gain or loss was recognized due to this being accounted for as a monetary exchange of similar assets.

   During the year ended December 31, 1998, the Partnership recorded a provision for loss on building of $266,257, relating to the Long John Silver's property located in Celina, Ohio. The tenant of this Property filed for bankruptcy and ceased payment of rents under the terms of its lease agreement. The allowance represents the difference between the carrying value of the property at December 31, 1998, and the current estimate of net realizable value for this property.

   Generally, the leases provide for escalating guaranteed minimum rents throughout the lease term. Income from these scheduled rent increases is recognized on a straight-line basis over the terms of the leases. For the years ended December 31, 1998, 1997 and 1996, the Partnership recognized $232,408 (net of $184,368 in write-offs), $444,650, and $468,201, respectively, of such rental income.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The following is a schedule of the future minimum lease payments to be received on noncancellable operating leases at December 31, 1998:

      1999.......................................................... $ 2,903,108
      2000..........................................................   3,029,386
      2001..........................................................   3,085,219
      2002..........................................................   3,102,234
      2003..........................................................   3,110,316
      Thereafter....................................................  31,971,152
                                                                     -----------
                                                                     $47,201,415
                                                                     ===========

   Since lease renewal periods are exercisable at the option of the tenant, the above table only presents future minimum lease payments due during the initial lease terms. In addition, this table does not include any amounts for future contingent rentals which may be received on the leases based on a percentage of the tenant's gross sales.

4. Net Investment in Direct Financing Leases:

   The following lists the components of the net investment in direct financing leases at December 31:

                                                          1998         1997
                                                       -----------  -----------
      Minimum lease payments receivable............... $11,674,487  $13,526,299
      Estimated residual values.......................   1,710,925    1,932,560
      Less unearned income............................  (8,023,564)  (9,490,047)
                                                       -----------  -----------
      Net investment in direct financing leases....... $ 5,361,848  $ 5,968,812
                                                       ===========  ===========

   The following is a schedule of future minimum lease payments to be received on direct financing leases at December 31, 1998:

      1999.......................................................... $   684,769
      2000..........................................................     692,689
      2001..........................................................     695,755
      2002..........................................................     701,765
      2003..........................................................     706,248
      Thereafter....................................................   8,193,261
                                                                     -----------
                                                                     $11,674,487
                                                                     ===========

   The above table does not include future minimum lease payments for renewal periods or for contingent rental payments that may become due in future periods (see Note 3).

   In June 1998, the tenant of the property in Chattanooga, Tennessee exercised its option under the terms of its lease agreement, to exchange one existing property with a replacement property. In conjunction therewith, the Partnership exchanged the Boston Market property in Chattanooga, Tennessee for a Boston Market property in Indianapolis, Indiana. The lease for the property in Chattanooga, Tennessee was amended to allow the property in Indianapolis, Indiana to continue under the terms of the original lease. All closing costs were paid

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

by the tenant. The Partnership accounted for this as a nonmonetary exchange of similar assets and recorded the acquisition of the property in Indianapolis, Indiana at the net book value of the property in Chattanooga, Tennessee. No gain or loss was recognized due to this being accounted for as a nonmonetary exchange of similar assets.

   During the year ended December 31, 1998, one of the Partnership's leases with Long John Silver's, Inc. was rejected in connection with the tenant filing for bankruptcy. As a result, the Partnership reclassified the asset from net investment in direct financing leases to land and buildings on operating leases. In accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the Partnership recorded the reclassified asset at the lower of original cost, present fair value, or present carrying amount, which resulted in a loss on the termination of a direct financing lease of $4,471 for financial reporting purposes.

5. Investment in Joint Ventures:

   The Partnership owns a property in Fayetteville, North Carolina, as tenants-in-common with an affiliate of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with an affiliate. As of December 31, 1998, the Partnership owned an 80.44% interest in this property.

   In January 1998, the Partnership acquired a 40.42% interest in an IHOP property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners. The Partnership accounts for its investment in this property using the equity method since the Partnership shares control with affiliates, and amounts relating to its investment are included in investment in joint ventures.

   In August 1998, the Partnership entered into a joint venture arrangement, Columbus Joint Venture, with affiliates of the general partners, to construct and hold one restaurant property. As of December 31, 1998, the Partnership had contributed approximately $134,500, to purchase land and pay construction costs relating to the joint venture. The Partnership has agreed to contribute additional amounts to the joint venture relating to $182,900 in additional construction costs to the joint venture. As of December 31, 1998, the Partnership owned a 32.35% interest in this joint venture. When funding is completed, the Partnership expects to have an approximate 32 percent interest in the profits and losses of the joint venture. The Partnership accounts for its investment in this joint venture under the equity method since the Partnership shares control with affiliates.

   Columbus Joint Venture and the Partnership and affiliates, as tenants-in-common in two separate tenancy-in-common arrangements, each own and lease one property to operators of national fast-food and family-style restaurants. The following presents the combined, condensed financial information for the joint venture and the properties held as tenants-in-common with affiliates at December 31:

                                                             1998      1997
                                                          ---------- --------
      Land and buildings on operating lease, less
       accumulated depreciation.......................... $3,274,577 $941,142
      Cash...............................................      4,825    8,190
      Prepaid expenses...................................        197       29
      Accrued rental income..............................     56,105   20,171
      Liabilities........................................    477,951    8,163
      Partners' capital..................................  2,857,753  961,369
      Revenues...........................................    284,333  112,744
      Net income.........................................    235,485   91,575

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   The Partnership recognized income totalling $132,002, $73,507, and $19,668 for the years ended December 31, 1998, 1997, and 1996, respectively, from this joint venture and the properties held as tenants-in-common with affiliates.

6.  Restricted Cash:

   As of December 31, 1997, the net sales proceeds of $610,384 from the sale of the property in Oviedo, Florida, plus accrued interest of $17,515, were being held in an interest-bearing escrow account pending the release of funds by the escrow agent to acquire an additional property. In January 1998, the funds were released from escrow and the Partnership acquired a 40.42% interest in an IHOP property in Memphis, Tennessee, as tenants-in-common with affiliates of the general partners (see Note 5).

7. Allocations and Distributions:

   Generally, net income and losses of the Partnership, excluding gains and losses from the sale of properties, are allocated 99 percent to the limited partners and one percent to the general partners. Distributions of net cash flow are made 99 percent to the limited partners and one percent to the general partners; provided, however, that the one percent of net cash flow to be distributed to the general partners shall be subordinated to receipt by the limited partners of an aggregate, eight percent, cumulative, noncompounded annual return on their invested capital contributions (the "Limited Partners' 8% Return").

   Generally, net sales proceeds from the sale of properties not in liquidation of the Partnership, to the extent distributed, will be distributed first to the limited partners in an amount sufficient to provide them with their Limited Partners' 8% Return, plus the return of their adjusted capital contributions. The general partners will then receive, to the extent previously subordinated and unpaid, a one percent interest in all prior distributions of net cash flow and a return of their capital contributions. Any remaining sales proceeds will be distributed 95 percent to the limited partners and five percent to the general partners.

   Any gain from the sale of a property, not in liquidation of the Partnership is, in general, allocated in the same manner as net sales proceeds are distributable. Any loss from the sale of a property is, in general, allocated first, on a pro rata basis, to partners with positive balances in their capital accounts; and thereafter, 95 percent to the limited partners and five percent to the general partners.

   Generally, net sales proceeds from a sale of properties in liquidation of the Partnership, will be used in the following order: i) first to pay and discharge all of the Partnership's liabilities to creditors, ii) second, to establish reserves that may be deemed necessary for any anticipated or unforeseen liabilities or obligations of the Partnership, iii) third, to pay all of the Partnership's liabilities, if any, to the general and limited partners, iv) fourth, after allocations of net income, gains and/or losses, to the partners with positive capital account balances, in proportion to such balances, up to amounts sufficient to reduce such positive balances to zero, and v) thereafter, any funds remaining shall then be distributed 95 percent to the limited partners and five percent to the general partners.

   During the years ended December 31, 1998, 1997, and 1996, the Partnership declared distributions to the limited partners of $3,690,000, $3,600,000, and $3,543,751, respectively. No distributions have been made to the general partners to date.

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

8. Income Taxes:

   The following is a reconciliation of net income for financial reporting purposes to net income for federal income tax purposes for the years ended December 31:

                                               1998        1997        1996
                                            ----------  ----------  ----------
      Net income for financial reporting
       purposes............................ $2,976,998  $3,660,327  $3,748,198
      Depreciation for tax reporting
       purposes less than (in excess of)
       depreciation for financial reporting
       purposes............................        809       3,576      (1,943)
      Allowance for loss on building.......    266,257         --          --
      Direct financing leases recorded as
       operating leases for tax reporting
       purposes............................     43,343      37,684      29,269
      Loss on termination of direct
       financing leases....................      4,471         --          --
      Equity in earnings of joint ventures
       for financial reporting purposes in
       excess of equity in earnings of
       joint ventures for tax reporting
       purposes............................    (11,217)       (477)     (1,330)
      Gain on sale of land and buildings
       for financial reporting purposes
       less than (in excess of) gain for
       tax reporting purposes..............        --       23,764    (124,305)
      Allowance for doubtful accounts......     88,943      (8,996)      6,913
      Accrued rental income................   (232,408)   (444,650)   (468,201)
      Rents paid in advance................     (8,443)    (27,405)     47,221
      Capitalization of transaction costs
       for tax reporting purposes..........     24,652         --          --
      Other................................        212         --        4,008
                                            ----------  ----------  ----------
      Net income for federal income tax
       purposes............................ $3,153,617  $3,243,823  $3,239,830
                                            ==========  ==========  ==========

9. Related Party Transactions:

   One of the individual general partners, James M. Seneff, Jr., is one of the principal shareholders of CNL Group, Inc., the majority stockholder of CNL Fund Advisors, Inc. The other individual general partner, Robert A. Bourne, serves as treasurer, director, and vice chairman of the board of directors of CNL Fund Advisors. During the years ended December 31, 1998, 1997, and 1996, CNL Fund Advisors, Inc. (hereinafter referred to as the "Affiliate") performed certain services for the Partnership, as described below.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate acted as manager of the Partnership's properties pursuant to a management agreement with the Partnership. In connection therewith, the Partnership agreed to pay the Affiliate an annual, noncumulative, subordinated management fee of one percent of the sum of gross revenues from properties wholly owned by the Partnership and the Partnership's allocable share of gross revenues from joint ventures. The management fee, which will not exceed fees which are competitive for similar services in the same geographic area, may or may not be taken, in whole or in part as to any year, in the sole discretion of the Affiliate. All or any portion of the management fee not taken as to any fiscal year shall be deferred without interest and may be taken in such other fiscal year as the Affiliate shall

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

determine. The Partnership incurred management fees of $38,570, $40,087, and $39,206 for the years ended December 31, 1998, 1997, and 1996, respectively.

   The Affiliate is also entitled to receive a deferred, subordinated real estate disposition fee, payable upon the sale of one or more properties, based on the lesser of one-half of a competitive real estate commission or three percent of the sales price if the Affiliate provides a substantial amount of services in connection with the sale. However, if the net sales proceeds are reinvested in a replacement property, no such real estate disposition fees will be incurred until such replacement property is sold and the net sales proceeds are distributed. The payment of the real estate disposition fee is subordinated to receipt by the limited partners of their aggregate Limited Partners' 8% Return, plus their invested capital contributions. No deferred, subordinated real estate disposition fees have been incurred since inception.

   During the years ended December 31, 1998, 1997, and 1996, the Affiliate provided accounting and administrative services to the Partnership on a day-to-day basis. The Partnership incurred $102,840, $89,270, and $118,677 for the years ended December 31, 1998, 1997, and 1996, respectively, for such services.

   During 1996, the Partnership acquired one property from an affiliate of the general partners, for a purchase price of $775,000. The property is being held as tenants-in-common, with another affiliate of the general partners. The affiliate had purchased and temporarily held title to this property in order to facilitate the acquisition of the property by the Partnership. The purchase price paid by the Partnership represented the costs incurred by the affiliate to acquire the property, including closing costs.

   The due to related parties at December 31, 1998 and 1997 totalled $26,476 and $3,351, respectively.

10. Concentration of Credit Risk:

   The following schedule presents total rental and earned income from individual lessees, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental income from the joint venture and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                  1998       1997       1996
                                               ---------- ---------- ----------
      DenAmerica Corp......................... $1,164,160 $1,046,845 $1,051,328
      Golden Corral Corporation...............    971,344    979,009    954,476
      Foodmaker, Inc..........................    558,466    556,610    556,610

   In addition, the following schedule presents total rental and earned income from individual restaurant chains, each representing more than ten percent of the Partnership's total rental and earned income (including the Partnership's share of total rental income from the joint venture and the properties held as tenants-in-common with affiliates) for each of the years ended December 31:

                                                 1998       1997       1996
                                              ---------- ---------- ----------
      Denny's................................ $1,164,160 $1,164,928 $1,163,621
      Golden Corral Family Steakhouse
       Restaurants...........................    971,344    979,009    954,476
      Jack in the Box........................    558,466    556,610    556,610
      Boston Market..........................    467,043    329,300    260,756

                         CNL INCOME FUND XVI, LTD.

                      (A Florida Limited Partnership)

                NOTES TO FINANCIAL STATEMENTS--(Continued)

               Years Ended December 31, 1998, 1997 and 1996

   Although the Partnership's properties are geographically diverse throughout the United States and the Partnership's lessees operate a variety of restaurant concepts, default by any one of these lessees or restaurant chains could significantly impact the results of operations of the Partnership if the Partnership is not able to re-lease the properties in a timely manner.

   In October 1998, Finest Foodservice, L.L.C. and Boston Chicken, Inc., the tenants of four Boston Market properties filed for bankruptcy and rejected the leases relating to two properties. The Partnership will not recognize any rental and earned income from these properties until new tenants for the properties are located, or until the properties are sold and the proceeds from such sales are reinvested in additional properties. While the tenants have not rejected or affirmed the remaining two leases, there can be no assurance that some or all of the leases will not be rejected in the future. The lost revenues resulting from the two leases that were rejected, as described above, and the possible rejection of the remaining two leases could have an adverse effect on the results of operations of the Partnership if the Partnership is not able to re-lease these properties in a timely manner.

11. Subsequent Event:

   On March 11, 1999, the Partnership entered into an Agreement and Plan of Merger with CNL American Properties Fund, Inc. ("APF"), pursuant to which the Partnership would be merged with and into a subsidiary of APF (the "Merger"). As consideration for the Merger, APF has agreed to issue 4,320,947 shares of its common stock, par value $0.01 per shares (the "APF Shares") which, for the purposes of valuing the merger consideration, have been valued by APF at $10.00 per APF Share, the price paid by APF investors in APF's most recent public offering. In order to assist the general partners in evaluating the proposed merger consideration, the general partners retained Valuation Associates, a nationally recognized real estate appraisal firm, to appraise the Partnership's restaurant property portfolio. Based on Valuation Associates' appraisal, the Partnership's property portfolio and other assets were valued on a going concern basis (meaning the Partnership continues unchanged) at $42,519,005 as of December 31, 1998. The APF Shares are expected to be listed for trading on the New York Stock Exchange concurrently with the consummation of the Merger, and, therefore, would be freely tradable at the option of the former limited partners. At a special meeting of the partners that is expected to be held in the third quarter of 1999, limited partners holding in excess of 50% of the Partnership's outstanding limited partnership interests must approve the Merger prior to consummation of the transaction. The general partners intend to recommend that the limited partners of the Partnership approve the Merger. In connection with their recommendation, the general partners will solicit the consent of the limited partners at the special meeting. If the limited partners reject the Merger, the Partnership will bear the portion of the transaction costs based upon the percentage of "For" votes and the general partners will bear the portion of such transaction costs based upon the percentage of "Against" votes and abstentions.

12. Reverse Stock Split

   On June 3, 1999 a one-for-two reverse stock split approved by the stockholders of APF became effective. This resulted in the consideration referred to in Note 11 being adjusted to 2,160,474 shares valued at $20.00 per APF share.

                UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following unaudited pro forma financial information with respect to APF gives effect to the acquisition of properties, the acquisition of the Advisor and the CNL Restaurant Financial Services Group, and the acquisition of the Income Fund (the acquisition of the Income Fund is referred to as the "Acquisition"), and is based on estimates and assumptions set forth below in the notes to such information which included pro forma adjustments. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF, the historical combined financial information of the Income Fund, the Advisor and CNL Restaurant Financial Services Group (shown separately as CFS and CFC) and should be read in conjunction with the selected historical financial data and accompanying notes of APF, Income Fund, Advisor and CNL Restaurant Financial Services Group. The pro forma balance sheet assumes that the Acquisition occurred on March 31, 1999, and the pro forma consolidated statements of earnings and statements of cash flows assume that the acquisition of properties by APF from January 1, 1998 through May 31, 1999, the acquisition of the Advisor, the CNL Restaurant Financial Services Group and the Acquisition occurred on January 1, 1998.

   This unaudited pro forma financial information does not purport to be indicative of the results which actually would have been obtained if the Acquisition had been effected on the dates indicated or of the results which may be obtained in the future.

    See accompanying notes and management's assumptions to unaudited pro forma financial statements.

                    CNL AMERICAN PROPERTIES FUND, INC.

                     UNAUDITED PRO FORMA BALANCE SHEET

                           As of March 31, 1999

                                          Property                                  Historical
                                        Acquisition                                    CNL
                           Historical    Pro Forma                     Historical   Financial
                              APF       Adjustments        Subtotal     Advisor   Services, Inc.
                          ------------  ------------     ------------  ---------- --------------
        ASSETS:
Land and Building on
 operating
 leases (net
 depreciation)..........   475,787,661    58,749,637 (A)  534,537,298           0            0
Net Investment in Direct
 Financing
 Leases.................   123,270,117             0      123,270,117           0            0
Mortgages and Notes
 Receivable.............    41,269,740             0       41,269,740           0            0
Other Investments.......    16,199,792             0       16,199,792           0            0
Investment In Joint
 Ventures...............     1,083,564             0        1,083,564           0            0
Cash and Cash
 Equivalents............    35,796,119   (25,093,119)(A)   10,703,000     591,712      552,415
Restricted
 Cash/Certificates of
 Deposit................     2,007,278             0        2,007,278           0            0
Receivables (net
 allowances)
 /Due from Related
 Party..................       548,862             0          548,862   7,141,967    5,457,493
Accrued Rental Income...     5,007,334             0        5,007,334           0            0
Other Assets............     7,723,678             0        7,723,678     490,141      298,498
Goodwill................             0             0                0           0            0
                          ------------  ------------     ------------  ----------   ----------
 Total Assets...........  $708,694,145  $ 33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ============     ============  ==========   ==========
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued
 Liabilities............  $  3,464,190  $          0     $  3,464,190  $  576,531   $  304,375
Accrued Construction
 Costs
 Payable................    10,172,169             0       10,172,169           0            0
Distributions Payable...             0             0                0     119,808            0
Due to Related Parties..       148,629             0          148,629           0      563,724
Income Tax Payable......             0             0                0           0            0
Line of Credit/Notes
 payable................    34,150,000    33,656,518 (A)   67,806,518     386,229            0
Deferred Income.........     2,052,530             0        2,052,530           0            0
Rents Paid in Advance...     1,340,636             0        1,340,636           0            0
Minority Interest.......       280,970             0          280,970           0            0
Common Stock............       373,483             0          373,483           0            0
Common Stock--Class A...             0             0                0       6,400        2,000
Common Stock--Class B...             0             0                0       3,600          724
Additional Paid-in-
 capital................   670,005,177             0      670,005,177   4,617,047    5,303,503
Accumulated
 distributions in excess
 of net earnings........   (13,293,639)            0      (13,293,639)  2,514,205      134,080
Partners Capital........             0             0                0           0            0
                          ------------  ------------     ------------  ----------   ----------
 Total Liabilities and
  Equity................  $708,694,145  $ 33,656,518     $742,350,663  $8,223,820   $6,308,406
                          ============  ============     ============  ==========   ==========

                    CNL AMERICAN PROPERTIES FUND, INC.

                           As of March 31, 1999

                           Historical                                    Historical
                              CNL       Combining                        CNL Income
                           Financial    Pro Forma           Combined      Fund XVI,   Pro Forma           Adjusted
                             Corp.     Adjustments            APF           Ltd.     Adjustments         Pro Forma
                          ------------ ------------      --------------  ----------- ------------      --------------
        ASSETS:
Land and Building on
 operating leases (net
 depreciation)..........             0            0         534,537,298   30,852,599    5,950,242 (B2)    571,340,139
Net Investment in Direct
 Financing Leases.......             0            0         123,270,117    4,570,303    1,518,191 (B2)    129,358,611
Mortgages and Notes
 Receivable.............   247,896,287            0         289,166,027          --             0         289,166,027
Other Investments.......     6,353,482            0          22,553,274            0            0          22,553,274
Investment In Joint
 Ventures...............             0            0           1,083,564    1,647,270    1,052,177 (B2)      3,783,011
Cash and Cash
 Equivalents............     4,896,688   (7,920,541)(B1)      8,823,274    1,405,552   (2,782,459)(B2)      6,973,367
                                                                                         (473,000)(B2)
Restricted
 Cash/Certificates of
 Deposit................       853,243            0           2,860,521          --             0           2,860,521
Receivables (net
 allowances)
 /Due from Related
 Party..................     1,969,339     (148,629)(C)      14,969,032       31,749      (10,797)(E)      14,989,984
Accrued Rental Income...             0            0           5,007,334    1,510,250   (1,510,250)(B2)      5,007,334
Other Assets............     2,731,394   (2,792,876)(B1)      8,450,835       15,748      (15,748)(B2)      8,450,835
Goodwill................             0   42,812,546 (B1)     42,812,546            0            0          42,812,546
                          ------------ ------------      --------------  ----------- ------------      --------------
 Total Assets...........  $264,700,433 $ 31,950,500      $1,053,533,822  $40,033,471 $  3,728,356      $1,097,295,649
                          ============ ============      ==============  =========== ============      ==============
LIABILITIES AND EQUITY:
Accounts Payable and
 Accrued Liabilities....  $  1,613,959 $          0      $    5,959,055  $    54,737 $          0      $    6,013,792
Accrued Construction
 Costs Payable..........             0            0          10,172,169            0            0          10,172,169
Distributions Payable...             0            0             119,808      900,000            0           1,019,808
Due to Related Parties..    31,310,681     (148,629)(C)      31,874,405       10,797      (10,797)(E)      31,874,405
Income Tax Payable......       271,741     (271,741)(D)               0            0            0                   0
Line of Credit/Notes
 payable................   226,937,481            0         295,130,228            0            0         295,130,228
Deferred Income.........             0            0           2,052,530            0            0           2,052,530
Rents Paid in Advance...             0            0           1,340,636       70,617            0           1,411,253
Minority Interest.......             0            0             280,970            0            0             280,970
Common Stock............             0       61,500 (B1)        434,983            0       21,368 (B2)        467,351
Common Stock--Class A...           200       (8,600)(B1)              0            0            0                   0
Common Stock--Class B...           501       (4,825)(B1)              0            0            0                   0
Additional Paid-in-
 capital................     3,937,095  122,938,500 (B1)    792,943,677            0   42,715,105 (B2)    835,658,782
                                        (13,857,645)(B1)
Accumulated
 distributions in excess
 of net earnings........       628,775   (3,277,060)(B1)    (86,774,639)           0            0         (86,774,639)
                                        (73,752,741)(B1)
                                            271,741 (D)
Partners Capital........             0            0                   0   38,997,320  (38,997,320)(B2)              0
                          ------------ ------------      --------------  ----------- ------------      --------------
 Total Liabilities and
  Equity................  $264,700,433 $ 31,950,500      $1,053,533,822  $40,033,471 $  3,728,356      $1,097,295,649
                          ============ ============      ==============  =========== ============      ==============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Quarter Ended March 31, 1999

                                        Property                                              Historical
                                       Acquisition                             Historical CNL    CNL
                          Historical    Pro Forma                  Historical    Financial    Financial
                              APF      Adjustments     Subtotal     Advisor    Services, Inc.   Corp.
                          -----------  -----------    -----------  ----------  -------------- ----------
Revenues:
 Rental and Earned
  Income................  $12,184,008  $2,339,153(a)  $14,523,161  $        0    $        0   $        0
 Fees...................            0           0               0   2,307,364     1,391,466        8,137
 Interest and Other
  Income................    2,214,763           0       2,214,763      47,213       129,362    5,233,919
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Revenue..........  $14,398,771  $2,339,153     $16,737,924  $2,354,577    $1,520,828   $5,242,056
Expenses:
 General and
  Administrative
  Expenses..............    1,095,269           0       1,095,269   2,563,714     1,323,577       64,186
 Management and Advisory
  Fees..................      697,364           0         697,364           0             0      611,196
 Fees Paid to Related
  Parties...............            0           0               0      23,326       292,575            0
 Interest Expense.......            0           0               0      50,730             0    4,769,268
 State Taxes............      235,208           0         235,208           0             0            0
 Depreciation--Other....            0           0               0      39,581        26,238            0
 Depreciation--
  Property..............    1,548,813     349,465(a)    1,898,278           0             0            0
 Amortization...........        7,368           0           7,368           0             0            0
 Transaction Costs......      125,926           0         125,926           0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
 Total Expenses.........    3,709,948     349,465       4,059,413   2,677,351     1,642,390    5,444,650
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $10,688,823  $1,989,688     $12,678,511  $ (322,774)   $ (121,562)  $ (202,594)
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............       17,271           0          17,271           0             0            0
 Gain on Sale of
  Properties............            0           0               0           0             0            0
 Provision For Loss on
  Properties............     (215,797)          0        (215,797)          0             0            0
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   10,490,297   1,989,688      12,479,985    (322,774)     (121,562)    (202,594)
 Benefit/(Provision) for
  Federal Income Taxes..            0           0               0     127,496        48,017       73,166
                          -----------  ----------     -----------  ----------    ----------   ----------
Net Earnings (Losses)...  $10,490,297  $1,989,688     $12,479,985  $ (195,278)   $  (73,545)  $ (129,428)
                          ===========  ==========     ===========  ==========    ==========   ==========
Earnings Per
 Share/Unit.............  $      0.28  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Book Value Per
 Share/Unit.............  $     17.59  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Dividends Per
 Share/Unit.............  $      0.38  $      n/a     $       n/a  $      n/a    $      n/a   $      n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Ratio of Earnings to
 Fixed Charges..........       50.03x         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Units
 Outstanding............          n/a         n/a             n/a         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Wtd. Avg. Shares
 Outstanding............   37,347,401         n/a      37,347,401         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Shares Outstanding......   37,348,464         n/a      37,348,464         n/a           n/a          n/a
                          ===========  ==========     ===========  ==========    ==========   ==========
Calculation of Pro Forma
 Distributions:
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                           Historical
                           Combining                           CNL
                           Pro Forma           Combined    Income Fund  Pro Forma           Adjusted
                          Adjustments             APF       XVI, Ltd.  Adjustments         Pro Forma
                          -----------         -----------  ----------- -----------        ------------
Revenues:
 Rental and Earned
  Income................  $         0         $14,523,161   $ 931,914   $   8,642         $ 15,463,717
 Fees...................   (2,450,663)(b),(c)   1,256,304           0     (25,729)(k)        1,230,575
 Interest and Other
  Income................       62,068 (d)       7,687,325      19,953           0            7,707,278
                          -----------         -----------   ---------   ---------         ------------
 Total Revenue..........  $(2,388,595)        $23,466,790   $ 951,867   $ (17,087)        $ 24,401,570
Expenses:
 General and
  Administrative
  Expenses..............     (377,734)(e)       4,669,012      74,099     (31,583)(l),(m)    4,711,528
 Management and Advisory
  Fees..................   (1,308,560)(f)               0       9,001      (9,001)(n)                0
 Fees Paid to Related
  Parties...............     (292,786)(g)          23,115           0           0               23,115
 Interest Expense.......            0           4,819,998           0           0            4,819,998
 State Taxes............            0             235,208      23,165       8,812 (o)          267,185
 Depreciation--Other....            0              65,819           0           0               65,819
 Depreciation--
  Property..............            0           1,898,278     143,404      34,942 (p)        2,076,624
 Amortization...........      535,157 (h)         542,525       1,450           0              543,975
 Transaction Costs......            0             125,926      33,158           0              159,084
                          -----------         -----------   ---------   ---------         ------------
 Total Expenses.........   (1,443,923)         12,379,881     284,277       3,170           12,667,328
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests,
 Gain on Sale of
 Properties and
 Provision for
 Losses on Properties...  $  (944,672)        $11,086,909   $ 667,590   $ (20,257)        $ 11,734,242
 Equity Earnings of
  Joint
  Ventures/Minority
  Interest..............            0              17,271      37,806      (2,529)(q)           52,548
 Gain on Sale of
  Properties............            0                   0           0           0                    0
 Provision For Loss on
  Properties............            0            (215,797)          0           0             (215,797)
                          -----------         -----------   ---------   ---------         ------------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...     (944,672)         10,888,383     705,396     (22,786)          11,570,993
 Benefit/(Provision) for
  Federal Income Taxes..     (248,679)(i)               0           0           0                    0
                          -----------         -----------   ---------   ---------         ------------
Net Earnings (Losses)...  $(1,193,351)        $10,888,383   $ 705,396   $ (22,786)        $ 11,570,993
                          ===========         ===========   =========   =========         ============
Earnings Per
 Share/Unit.............  $       n/a         $       n/a   $    0.16   $     n/a         $       0.25
                          ===========         ===========   =========   =========         ============
Book Value Per
 Share/Unit.............  $       n/a         $       n/a   $    8.67   $     n/a         $      16.42
                          ===========         ===========   =========   =========         ============
Dividends Per
 Share/Unit.............  $       n/a         $       n/a   $    0.20   $     n/a         $        n/a
                          ===========         ===========   =========   =========         ============
Ratio of Earning to
 Fixed Charges..........          n/a                 n/a         n/a         n/a                3.26x
                          ===========         ===========   =========   =========         ============
Wtd. Avg. Units
 Outstanding............          n/a                 n/a   4,500,000         n/a                  n/a
                          ===========         ===========   =========   =========         ============
Wtd. Avg. Shares
 Outstanding............    6,150,000          43,497,401         n/a   2,136,824           45,634,225 (r)
                          ===========         ===========   =========   =========         ============
Shares Outstanding......    6,150,000          43,498,464         n/a   2,136,824           45,635,288
                          ===========         ===========   =========   =========         ============
Calculation of Pro Forma
 Distributions:                                                                                      0
 Pro Forma Cash from
  Operations from
  Statement of Cash
  Flows.................                                                                  $(22,843,076)
 Addback Pro Forma
  Investments in Notes
  Receivable............                                                                    42,571,895
                                                                                          ------------
Adjusted Pro Forma
 Distributions Declared:                                                                  $ 19,728,819 (s)
                                                                                          ============
Pro Forma Wtd. Avg.
 Dollars Outstanding....                                                                  $912,684,493 (t)
                                                                                          ============
Pro Forma Cash
 Distributions Declared
 per
 $10,000 Investment.....                                                                  $        216 (u)
                                                                                          ============

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                 UNAUDITED PRO FORMA STATEMENT OF EARNINGS

                   For the Year Ended December 31, 1998

                                        Property                                               Historical
                                       Acquisition                              Historical CNL     CNL
                          Historical    Pro Forma                  Historical     Financial     Financial
                              APF      Adjustments     Subtotal      Advisor    Services, Inc.    Corp.
                          -----------  -----------    -----------  -----------  -------------- -----------
Revenues:
 Rental and Earned
  Income................  $33,129,661   21,919,865(a) $55,049,526  $         0    $        0   $         0
 Fees...................            0            0              0   28,904,063     6,619,064       418,904
 Interest and Other
  Income................    9,057,376            0      9,057,376      145,016       574,078    22,238,311
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Revenue..........  $42,187,037  $21,919,865    $64,106,902  $29,049,079    $7,193,142   $22,657,215
Expenses:
 General and
  Administrative........    2,798,481            0      2,798,481    9,843,409     6,114,276     1,425,109
 Management and Advisory
  Fees..................    1,851,004            0      1,851,004            0             0     2,807,430
 Fees to Related
  Parties...............            0            0              0    1,247,278     1,773,406             0
 Interest Expense.......            0            0              0      148,415             0    21,350,174
 State Taxes............      548,320            0        548,320       19,126             0             0
 Depreciation--Other....            0            0              0      119,923        79,234             0
 Depreciation--
  Property..............    4,042,290    2,889,368(a)   6,931,658            0             0             0
 Amortization...........       11,808            0         11,808       57,077             0        95,116
 Transaction Costs......      157,054            0        157,054            0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
 Total Expenses.........    9,408,957    2,889,368     12,298,325   11,435,228     7,966,916    25,677,829
Operating Earnings
 (Losses) Before Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale
 of Properties and
 Provision for Losses on
 Properties.............  $32,778,080  $19,030,497    $51,808,577  $17,613,851    $ (773,774)  $(3,020,614)
 Equity in Earnings of
  Joint
  Venture/Minority
  Interest..............      (14,138)           0        (14,138)           0             0             0
 Gain on Sale of
  Properties............            0            0              0            0             0             0
 Gain on
  Securitization........            0            0              0            0             0     3,694,351
 Other Expenses.........            0            0              0            0             0             0
 Provision For Loss on
  Properties............     (611,534)           0       (611,534)           0             0             0
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)
 Before
 Benefit/(Provision) for
 Federal Income Taxes...   32,152,408   19,030,497     51,182,905   17,613,851      (773,774)      673,737
 Benefit/(Provision) for
  Federal Income Taxes..            0            0              0   (6,957,472)      305,641      (246,603)
                          -----------  -----------    -----------  -----------    ----------   -----------
Net Earnings (Losses)...  $32,152,408  $19,030,497    $51,182,905  $10,656,379    $ (468,133)  $   427,134
                          ===========  ===========    ===========  ===========    ==========   ===========
Earnings Per
 Share/Unit.............  $      1.21  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Book Value Per
 Share/Unit.............  $     17.70  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Dividends Per
 Share/Unit.............  $      1.52  $       n/a    $       n/a  $       n/a    $      n/a   $       n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Ratio of Earnings to
 Fixed Charges..........       79.97x          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Units
 Outstanding............          n/a          n/a            n/a          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Wtd. Avg. Shares
 Outstanding............   26,648,219    7,570,887     34,219,106          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Shares Outstanding......   37,337,927       34,757     37,372,684          n/a           n/a           n/a
                          ===========  ===========    ===========  ===========    ==========   ===========
Calculation of Pro Forma
 Distributions Declared:
 Pro Forma Cash from
  Operations from
  Statement of
  Cashflows.............
 Addback Pro Forma Net
  Cash Proceeds from
  Securitization of
  Notes Receivable......
 Addback Pro Forma
  Investments in Notes
  Receivable............
Adjusted Pro Forma
 Distributions Declared:
Pro Forma Wtd. Avg.
 Dollars Outstanding....
Pro Forma Cash
 Distributions Declared
 per $10,000
 Investment.............

            CNL AMERICAN PROPERTIES FUND INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                                          Historical
                                         Combining                        CNL Income
                                         Pro Forma            Combined    Fund XVI,    Pro Forma           Adjusted
                                        Adjustments              APF         Ltd.     Adjustments         Pro Forma
                                        ------------         -----------  ----------  -----------        ------------
Revenues:
 Rental and Earned Income.............  $          0         $55,049,526  $3,899,981   $  34,569 (j)     $ 58,984,076
 Fees.................................   (32,715,768)(b),(c)   3,226,263           0     (77,002)(k)        3,149,261
 Interest and Other Income............       207,144 (d)      32,221,925      61,773           0           32,283,698
                                        ------------         -----------  ----------   ---------         ------------
 Total Revenue........................  $(32,508,624)        $90,497,714  $3,961,754   $ (42,433)        $ 94,417,035
Expenses:
 General and Administrative...........    (4,241,719)(e)      15,939,556     208,050     (79,032)(l),(m)   16,068,574
 Management and Advisory Fees.........    (4,658,434)(f)               0      38,570    (38,570) (n)                0
 Fees to Related Parties..............    (2,161,897)(g)         858,787           0           0              858,787
 Interest Expense.....................             0          21,498,589           0           0           21,498,589
 State Taxes..........................             0             567,446      19,398      13,284 (o)          600,128
 Depreciation--Other..................             0             199,157           0           0              199,157
 Depreciation--Property...............      (340,898)(r)       6,590,760     553,359     139,769 (p)        7,283,888
 Amortization.........................     2,140,627 (h)       2,304,628       2,001           0            2,306,629
 Transaction Costs....................             0             157,054      24,652           0              181,706
                                        ------------         -----------  ----------   ---------         ------------
 Total Expenses.......................    (9,262,321)         48,115,977     846,030      35,451           48,997,458
Operating Earnings (Losses) Before
 Equity
 in Earnings of Joint
 Ventures/Minority
 Interests, Gain on Sale of Properties
 and
 Provision for Losses on Properties...  $(23,246,303)        $42,381,737  $3,115,724   $ (77,884)        $ 45,419,577
 Equity in Earnings of Joint
  Venture/Minority Interest...........             0             (14,138)    132,002     (10,117)(q)          107,747
 Gain on Sale of Properties...........             0                   0      (4,471)          0               (4,471)
 Gain on Securitization...............             0           3,694,351           0           0            3,694,351
 Other Expenses.......................             0                   0           0           0                    0
 Provision For Loss on Properties.....             0            (611,534)   (266,257)          0             (877,791)
                                        ------------         -----------  ----------   ---------         ------------
Net Earnings (Losses) Before
 Benefit/(Provision) for Federal
 Income Taxes.........................   (23,246,303)         45,450,416   2,976,998     (88,001)          48,339,413
 Benefit/(Provision) for Federal
  Income Taxes........................     6,898,434 (i)               0           0           0                    0
                                        ------------         -----------  ----------   ---------         ------------
Net Earnings (Losses).................  $(16,347,869)        $45,450,416  $2,976,998   $ (88,001)        $ 48,339,413
                                        ============         ===========  ==========   =========         ============
Earnings Per Share/Unit...............  $        n/a         $       n/a  $     0.66   $     n/a         $       1.14
                                        ============         ===========  ==========   =========         ============
Book Value Per Share/Unit.............  $        n/a         $       n/a  $     8.71   $     n/a         $      16.46
                                        ============         ===========  ==========   =========         ============
Dividends Per Share/Unit..............  $        n/a         $       n/a  $     0.80   $     n/a         $        n/a
                                        ============         ===========  ==========   =========         ============
Ratio of Earnings to Fixed Charges....           n/a                 n/a         n/a         n/a                3.19x
                                        ============         ===========  ==========   =========         ============
Wtd. Avg. Units Outstanding...........           n/a                 n/a   4,500,000         n/a                  n/a
                                        ============         ===========  ==========   =========         ============
Wtd. Avg. Shares Outstanding..........     6,150,000          40,369,106         n/a   2,136,824           42,505,930 (s)
                                        ============         ===========  ==========   =========         ============
Shares Outstanding....................     6,150,000          43,522,684         n/a   2,136,824           45,659,508
                                        ============         ===========  ==========   =========         ============
Calculation of Pro Forma Distributions
 Declared:                                                                                                          0
 Pro Forma Cash from Operations from
  Statement of Cashflows..............                                                                   $ 59,107,949
 Addback Pro Forma Net Cash Proceeds
  from Securitization of Notes
  Receivable..........................                                                                   (265,871,668)
 Addback Pro Forma Investments in
  Notes Receivable....................                                                                    288,590,674
                                                                                                         ------------
Adjusted Pro Forma Distributions
 Declared:                                                                                               $ 81,826,955 (t)
                                                                                                         ============
Pro Forma Wtd. Avg. Dollars
 Outstanding..........................                                                                   $850,118,588 (u)
                                                                                                         ============
Pro Forma Cash Distributions Declared
 per
 $10,000 Investment...................                                                                   $        963 (v)
                                                                                                         ============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Quarter Ended March 31, 1999

                                           Property                                                  Historical
                                         Acquisition                                  Historical CNL     CNL
                           Historical     Pro Forma                      Historical     Financial     Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.    Corp.
                          -------------  ------------     -------------  -----------  -------------- -----------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  10,490,297  $  1,989,688 (a) $  12,479,985  $  (195,278)   $ (73,545)   $  (129,428)
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........      1,548,813       349,465 (b)     1,898,278       39,581            0              0
 Amortization expense...          7,368             0             7,368            0       26,238        424,697
 Minority interest in
  income of consolidated
  joint venture.........          7,763             0             7,763            0            0              0
 Equity in earnings of
  joint ventures, net of
  distributions.........         23,234             0            23,234            0            0              0
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................              0             0                 0            0            0              0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................        215,797             0           215,797            0            0        (73,166)
 Gain on
  securitization........              0             0                 0            0            0              0
 Net cash proceeds from
  securitization of
  notes receivable......              0             0                 0            0            0              0
 Decrease (increase) in
  other receivables.....        (82,660)            0           (82,660)    (377,933)    (242,251)        (6,771)
 Increase in accrued
  interest income
  included in notes
  receivable............              0             0                 0            0            0              0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............              0             0                 0            0            0       (449,580)
 Investment in notes
  receivable............              0             0                 0            0            0    (42,571,895)
 Collections on notes
  receivable............              0             0                 0            0            0      6,417,907
 Increase in restricted
  cash..................              0             0                 0            0            0       (402,461)
 Decrease in due from
  related party.........              0             0                 0            0            0         55,382
 Decrease (increase) in
  prepaid expenses......         27,548             0            27,548            0        1,811              0
 Decrease in net
  investment in direct
  financing leases......        787,375             0           787,375            0            0              0
 Increase in accrued
  rental income.........     (1,047,421)            0        (1,047,421)           0            0              0
 Decrease (increase) in
  intangibles and other
  assets................                                                     (30,554)                      7,942
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        306,277             0           306,277     (840,058)    (130,506)      (103,980)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         71,853             0            71,853       25,550            0              0
 Decrease in accrued
  interest..............              0             0                 0            0            0       (362,877)
 Increase in rents paid
  in advance                          0             0                 0            0            0              0
 and deposits...........        386,365             0           386,365            0            0              0
 Increase (decrease) in
  deferred rental
  income................        862,647             0           862,647            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Total adjustments......      3,114,959       349,465         3,464,424   (1,183,414)    (344,708)   (37,064,802)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) operating
  activities............     13,605,256     2,339,153        15,944,409   (1,378,692)    (418,253)   (37,194,230)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............              0             0                 0            0            0              0
 Additions to land and
  buildings on operating
  leases................    (77,028,830)  (58,749,637)(e)  (135,778,467)     (31,577)     (10,092)             0
 Investment in direct
  financing leases......    (29,608,346)            0       (29,608,346)           0            0              0
 Investment in joint
  venture...............       (117,662)            0          (117,662)           0            0              0
 Aqcuisition of
  businesses............

 Purchase of other
  investments...........              0             0                 0            0            0              0
 Net loss in market
  value from investments
  in trading
  securities............              0             0                 0            0            0              0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0             0                 0            0            0        134,981
 Investment in mortgage
  notes receivable......     (1,388,463)            0        (1,388,463)           0            0              0
 Collections on mortgage
  note receivable.......         75,010             0            75,010            0            0              0
 Investment in notes
  receivable............     (1,087,483)            0        (1,087,483)           0            0              0
 Collection on notes
  receivable............        239,596             0           239,596            0            0              0
 Decrease in restricted
  cash..................              0             0                 0            0            0              0
 Increase in intangibles
  and other assets......              0             0                 0            0            0              0
 Investment in
  certificates of
  deposit...............              0             0                 0            0            0              0
 Other..................              0             0                 0            0            0              0
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) investing
  activities............   (108,916,178)  (58,749,637)     (167,665,815)     (31,577)     (10,092)       134,981
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....        210,735             0           210,735    1,288,673       20,572              0
 Contributions from
  limited partners......              0             0                 0            0            0              0
 Contributions from
  holder of minority
  interest..............              0             0                 0            0            0              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (1,142,237)            0        (1,142,237)           0            0              0
 Payment of stock
  issuance costs........       (722,001)            0          (722,001)           0            0              0
 Proceeds from borrowing
  on line of
  credit/notes payable..     36,587,245    33,656,518 (e)    70,243,763            0            0     49,730,934
 Payment on line of
  credit/notes payable..    (12,580,289)            0       (12,580,289)           0       (2,385)   (10,291,473)
 Retirement of shares of
  common stock..........              0             0                 0            0            0              0
 Distributions to
  holders of minority
  interest..............         (8,610)            0            (8,610)           0            0              0
 Distributions to
  limited partners......              0             0                 0            0            0              0
 Distributions to
  stockholders..........    (14,237,405)            0       (14,237,405)           0            0              0
 Other..................       (200,234)            0          (200,234)           0            0         (9,602)
                          -------------  ------------     -------------  -----------    ---------    -----------
 Net cash provided by
  (used in) financing
  activities............      7,907,204    33,656,518        41,563,722    1,288,673       18,187     39,429,859
Net increase in cash....    (87,403,718)  (22,753,966)     (110,157,684)    (121,596)    (410,158)     2,370,610
Cash at beginning of
 year...................    123,199,837             0       123,199,837      713,308      962,573      2,526,078
                          -------------  ------------     -------------  -----------    ---------    -----------
Cash at end of year.....  $  35,796,119  $(22,753,966)    $  13,042,153  $   591,712    $ 552,415    $ 4,896,688
                          =============  ============     =============  ===========    =========    ===========

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Quarter Ended March 31, 1999

                                                         Historical
                           Combining                     CNL Income
                           Pro Forma                       Funds      Pro Forma        Adjusted
                          Adjustments     Combined APF   XVI, Ltd.   Adjustments       Pro Forma
                          -----------     -------------  ----------  -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(1,193,351)(a) $  10,888,383  $  705,396  $   (22,786)(a) $  11,570,993
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation...........            0         1,937,859     143,404       34,942 (b)     2,116,205
 Amortization expense...      535,157 (c)       993,460       1,450            0           994,910
 Minority interest in
  income of consolidated
  joint venture.........            0             7,763           0            0             7,763
 Equity in earnings of
  joint ventures, net of
  distributions.........            0            23,234       2,430        2,529 (d)        28,193
 Loss (gain) on sale of
  land, buildings, and
  net investment in
  direct financing
  leases................            0                 0           0            0                 0
 Provision for loss on
  land, buildings, and
  direct financing
  leases................            0           142,631           0            0           142,631
 Gain on
  securitization........            0                 0           0            0                 0
 Net cash proceeds from
  securitization of
  notes receivable......            0                 0           0            0                 0
 Decrease (increase) in
  other receivables.....            0          (709,615)     31,465            0          (678,150)
 Increase in accrued
  interest income
  included in notes
  receivable............            0                 0           0            0                 0
 Decrease (increase) in
  accrued interest on
  mortgage note
  receivable............            0          (449,580)          0            0          (449,580)
 Investment in notes
  receivable............            0       (42,571,895)          0            0       (42,571,895)
 Collections on notes
  receivable............            0         6,417,907           0            0         6,417,907
 Increase in restricted
  cash..................            0          (402,461)          0            0          (402,461)
 Decrease in due from
  related party.........            0            55,382           0            0            55,382
 Decrease (increase) in
  prepaid expenses......            0            29,359      (2,003)           0            27,356
 Decrease in net
  investment in direct
  financing leases......            0           787,375      11,091            0           798,466
 Increase in accrued
  rental income.........            0        (1,047,421)    (85,469)           0        (1,132,890)
 Decrease (increase) in
  intangibles and other
  assets................            0           (22,612)          0            0           (22,612)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....            0          (768,267)     45,758            0          (722,509)
 Increase (decrease) in
  due to related
  parties, excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..            0            97,403     (15,679)           0            81,724
 Decrease in accrued
  interest..............            0          (362,877)          0            0          (362,877)
 Increase in rents paid
  in advance                        0                 0           0            0                 0
 and deposits...........            0           386,365       9,355            0           395,720
 Increase (decrease) in
  deferred rental
  income................            0           862,647           0            0           862,647
                          -----------     -------------  ----------  -----------     -------------
 Total adjustments......      535,157       (34,593,343)    141,802       37,471       (34,414,070)
                          -----------     -------------  ----------  -----------     -------------
 Net cash provided by
  (used in) operating
  activities............     (658,194)      (23,704,960)    847,198       14,685       (22,843,077)
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............            0                 0           0            0                 0
 Additions to land and
  buildings on operating
  leases................                   (135,820,136)          0                   (135,820,136)
 Investment in direct
  financing leases......            0       (29,608,346)          0            0       (29,608,346)
 Investment in joint
  venture...............            0          (117,662)   (145,235)           0          (262,897)
 Aqcuisition of
  businesses............   (7,920,541)(f)    (7,920,541)          0   (2,782,459)(g)   (11,176,000)
                                                                        (473,000)(g)
 Purchase of other
  investments...........            0                 0           0            0                 0
 Net loss in market
  value from investments
  in trading
  securities............            0                 0           0            0                 0
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....            0           134,981           0            0           134,981
 Investment in mortgage
  notes receivable......            0        (1,388,463)          0            0        (1,388,463)
 Collections on mortgage
  note receivable.......            0            75,010           0            0            75,010
 Investment in notes
  receivable............            0        (1,087,483)          0            0        (1,087,483)
 Collection on notes
  receivable............            0           239,596           0            0           239,596
 Decrease in restricted
  cash..................            0                 0           0            0                 0
 Increase in intangibles
  and other assets......            0                 0           0            0                 0
 Investment in
  certificates of
  deposit...............            0                 0           0            0                 0
 Other..................            0                 0           0            0                 0
                          -----------     -------------  ----------  -----------     -------------
 Net cash provided by
  (used in) investing
  activities............   (7,920,541)     (175,493,044)   (145,235)  (3,255,459)     (178,893,738)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....            0         1,519,980           0            0         1,519,980
 Contributions from
  limited partners......            0                 0           0            0                 0
 Contributions from
  holder of minority
  interest..............            0                 0           0            0                 0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..            0        (1,142,237)          0            0        (1,142,237)
 Payment of stock
  issuance costs........            0          (722,001)          0            0          (722,001)
 Proceeds from borrowing
  on line of
  credit/notes payable..            0       119,974,697           0            0       119,974,697
 Payment on line of
  credit/notes payable..            0       (22,874,147)          0            0       (22,874,147)
 Retirement of shares of
  common stock..........            0                 0           0            0                 0
 Distributions to
  holders of minority
  interest..............            0            (8,610)          0            0            (8,610)
 Distributions to
  limited partners......            0                 0    (900,000)           0          (900,000)
 Distributions to
  stockholders..........            0       (14,237,405)          0            0       (14,237,405)
 Other..................            0          (209,836)          0            0          (209,836)
                          -----------     -------------  ----------  -----------     -------------
 Net cash provided by
  (used in) financing
  activities............            0        82,300,441    (900,000)           0        81,400,441
Net increase in cash....   (8,578,735)     (116,897,563)   (198,037)  (3,240,774)     (120,336,374)
Cash at beginning of
 year...................            0       127,401,796   1,603,589            0       129,005,385
                          -----------     -------------  ----------  -----------     -------------
Cash at end of year.....  $(8,578,735)    $  10,504,233  $1,405,552  $(3,240,774)    $   8,669,011
                          ===========     =============  ==========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                UNAUDITED PRO FORMA STATEMENT OF CASH FLOWS

                   For the Year Ended December 31, 1998

                                           Property                                     Historical    Historical
                                         Acquisition                                       CNL            CNL
                           Historical     Pro Forma                      Historical     Financial      Financial
                               APF       Adjustments        Subtotal       Advisor    Services, Inc.     Corp.
                          -------------  ------------     -------------  -----------  -------------- -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $  32,152,408  $ 19,030,497 (a) $  51,182,905  $10,656,379     $(468,133)  $     427,134
Adjustments to reconcile
 net income (loss) to
 net cash provided by
 (used in) operating
 activities:
 Depreciation...........      4,042,290     2,889,368 (b)     6,931,658      119,923        79,234               0
 Amortization expense...         11,808                          11,808       56,003             0       2,246,273
 Minority interest in
  income of consolidated
  joint venture.........         30,156                          30,156            0             0               0
 Equity in earnings of
  joint ventures, net of
  distributions.........        (15,440)                        (15,440)           0             0               0
 Loss (gain) on sale of
  land, building, net
  investment in direct
  leases................              0                               0            0             0               0
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........        611,534                         611,534            0             0         398,042
 Gain on
  securitization........              0                               0            0             0      (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......              0                               0            0             0     265,871,668
 Decrease (increase) in
  other receivables.....        899,572                         899,572   (3,896,090)            0         453,105
 Increase in accrued
  interest income
  included in notes
  receivable............              0                               0            0             0        (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......              0                               0            0             0               0
 Investment in notes
  receivable............              0                               0            0             0    (288,590,674)
 Collections on notes
  receivable............              0                               0            0             0      23,539,641
 Decrease in restricted
  cash..................              0                               0            0             0       2,504,091
 Decrease (increase) in
  due from related
  party.................              0                               0            0        89,839      (1,043,527)
 Increase in prepaid
  expenses..............              0                               0            0         7,246               0
 Decrease in net
  investment in direct
  financing leases......      1,971,634                       1,971,634            0             0               0
 Increase in accrued
  rental income.........     (2,187,652)                     (2,187,652)           0             0               0
 Increase in intangibles
  and other assets......        (29,477)                        (29,477)     (44,716)      (20,635)        (59,523)
 Increase (decrease) in
  accounts payable,
  accrued expenses and
  other liabilities.....        467,972                         467,972      156,317       325,898        (103,507)
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..         31,255                          31,255            0      (164,619)              0
 Increase in accrued
  interest..............              0                               0            0             0         (77,968)
 Increase in rents paid
  in advance and
  deposits..............        436,843                         436,843            0             0               0
 Decrease in deferred
  rental income.........        693,372                         693,372            0             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Total adjustments......      6,963,867     2,889,368         9,853,235   (3,608,563)      316,963       1,610,591
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) operating
  activities............     39,116,275    21,919,865        61,036,140    7,047,816      (151,170)      2,037,725
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............      2,385,941                       2,385,941            0             0               0
 Additions to land and
  buildings on operating
  leases................   (200,101,667)  (58,749,637)(e)  (258,851,304)    (381,671)     (236,372)              0
 Investment in direct
  financing leases......    (47,115,435)                    (47,115,435)           0             0               0
 Investment in joint
  venture...............       (974,696)                       (974,696)           0             0               0
 Acquisition of
  businesses............
 Purchase of other
  investments...........    (16,083,055)                    (16,083,055)           0             0               0
 Net loss in market
  value from investments
  in trading
  securities............              0                               0            0             0         295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment income.....              0                               0            0             0         212,821
 Investment in mortgage
  notes receivable......     (2,886,648)                     (2,886,648)           0             0               0
 Collections on mortgage
  note receivable.......        291,990                         291,990            0             0               0
 Investment in equipment
  notes receivable......     (7,837,750)                     (7,837,750)           0             0               0
 Collections on
  equipment notes
  receivable............      1,263,633                       1,263,633    1,783,240             0               0
 Decrease in restricted
  cash..................              0                               0            0             0               0
 Increase in intangibles
  and other assets......     (6,281,069)                     (6,281,069)           0             0               0
                                      0                               0            0             0               0
 Other..................              0                               0      200,000             0               0
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) investing
  activities............   (277,338,756)  (58,749,637)     (336,088,393)   1,601,569      (236,372)        508,335
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....    385,523,966                     385,523,966      966,115        51,830          50,100
 Contributions from
  limited partners......              0                               0            0             0               0
                                      0                               0            0             0               0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..     (4,574,925)                     (4,574,925)           0             0               0
 Payment of stock
  issuance costs........    (34,579,650)                    (34,579,650)           0             0               0
 Proceeds from borrowing
  on line of
  credit/notes payable..      7,692,040    33,656,518 (e)    41,348,558      198,296             0     413,555,624
 Payment on line of
  credit/notes payable..         (8,039)                         (8,039)           0             0    (411,805,787)
 Retirement of shares of
  common stock..........       (639,528)                       (639,528)           0             0               0
 Distributions to
  holders of minority
  interest..............        (34,073)                        (34,073)           0             0               0
 Distributions to
  limited partners......              0                               0            0             0               0
 Distributions to
  stockholders..........    (39,449,149)                    (39,449,149)  (9,364,488)            0               0
 Other..................        (95,101)                        (95,101)           0            24      (2,500,011)
                          -------------  ------------     -------------  -----------    ----------   -------------
 Net cash provided by
  (used in) financing
  activities............    313,835,541    33,656,518       347,492,059   (8,200,077)       51,854        (700,074)
Net increase (decrease)
 in cash................     75,613,060    (3,173,254)       72,439,806      449,308      (335,688)      1,845,986
Cash at beginning of
 year...................     47,586,777                      47,586,777      264,000     1,298,261         680,092
                          -------------  ------------     -------------  -----------    ----------   -------------
Cash at end of year.....  $ 123,199,837  $ (3,173,254)    $ 120,026,583  $   713,308       962,573       2,526,078
                          =============  ============     =============  ===========    ==========   =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   For the Year Ended December 31, 1998

                                                          Historical
                           Combining                      CNL Income
                           Pro Forma         Combined         Fund      Pro Forma        Adjusted
                          Adjustments           APF        XVI, Ltd.   Adjustments       Pro Forma
                          ------------     -------------  -----------  -----------     -------------
Cash Flows from
 Operating Activities:
Net Income (loss).......  $(16,347,869)(a) $  45,450,416  $ 2,976,998  $   (88,001)(a) $  48,339,413
Adjustments to reconcile
 net income (loss) to
 net cash provided
 by(used in) operating
 activities:
 Depreciation...........      (340,898)(b)     6,789,917      553,360      139,769 (b)     7,483,046
 Amortization expense...     2,140,627 (c)     4,454,711        2,000                      4,456,711
 Minority interest in
  income of consolidated
  joint venture.........                          30,156            0                         30,156
 Equity in earnings of
  joint ventures, net of
  distributions.........                         (15,440)      11,277       10,117 (d)         5,954
 Loss(gain) on sale of
  land, building, net
  investment in direct
  leases................                               0        4,471                          4,471
 Provision for loss on
  land, buildings, and
  direct financing
  leases/provision for
  deferred taxes........                       1,009,576      266,257                      1,275,833
 Gain on
  securitization........                      (3,356,538)           0                     (3,356,538)
 Net cash proceeds from
  securitization of
  notes receivable......                     265,871,668            0                    265,871,668
 Decrease(increase) in
  other receivables.....                      (2,543,413)     (13,753)                    (2,557,166)
 Increase in accrued
  interest income
  included in notes
  receivable............                        (170,492)           0                       (170,492)
 Increase in accrued
  interest on mortgage
  note receivable.......                               0            0                              0
 Investment in notes
  receivable............                    (288,590,674)           0                   (288,590,674)
 Collections on notes
  receivable............                      23,539,641            0                     23,539,641
 Decrease in restricted
  cash..................                       2,504,091            0                      2,504,091
 Decrease(increase) in
  due from related
  party.................                        (953,688)           0                       (953,688)
 Increase in prepaid
  expenses..............                           7,246       (4,452)                         2,794
 Decrease in net
  investment in direct
  financing leases......                       1,971,634       43,343                      2,014,977
 Increase in accrued
  rental income.........                      (2,187,652)    (232,408)                    (2,420,060)
 Increase in intangibles
  and other assets......                        (154,351)           0                       (154,351)
 Increase(decrease) in
  accounts payable,
  accrued expenses and
  other
  liabilities...........                         846,680        1,919                        848,599
 Increase in due to
  related parties,
  excluding
  reimbursement of
  acquisition, and stock
  issuance costs paid on
  behalf of the entity..                        (133,364)      23,125                       (110,239)
 Increase in accrued
  interest..............                         (77,968)           0                        (77,968)
 Increase in rents paid
  in advance and
  deposits..............                         436,843       (8,443)                       428,400
 Decrease in deferred
  rental income.........                         693,372            0                        693,372
                          ------------     -------------  -----------  -----------     -------------
 Total adjustments......     1,799,729         9,971,955      646,696      149,886        10,768,537
                          ------------     -------------  -----------  -----------     -------------
 Net cash provided by
  (used in) operating
  activities............   (14,548,140)       55,422,371    3,623,694       61,885        59,107,950
Cash Flows from
 Investing Activities:
 Proceeds from sale of
  land, buildings,
  direct financing
  leases, and
  equipment.............                       2,385,941            0                      2,385,941
 Additions to land and
  buildings on operating
  leases................                    (259,469,347)      (3,545)                  (259,472,892)
 Investment in direct
  financing leases......                     (47,115,435)     (28,403)                   (47,143,838)
 Investment in joint
  venture...............                        (974,696)    (744,058)                    (1,718,754)
 Acquisition of
  businesses............    (7,920,541)(f)    (7,920,541)               (2,782,459)(g)   (11,176,000)
                                                                          (473,000)(g)
 Purchase of other
  investments...........                     (16,083,055)           0                    (16,083,055)
 Net loss in market
  value from investments
  in trading
  securities............                         295,514            0                        295,514
 Proceeds from retained
  interest and
  securities, excluding
  investment
  income................                         212,821            0                        212,821
 Investment in mortgage
  notes receivable......                      (2,886,648)           0                     (2,886,648)
 Collections on mortgage
  note receivable.......                         291,990                                     291,990
 Investment in equipment
  notes receivable......                      (7,837,750)           0                     (7,837,750)
 Collections on
  equipment notes
  receivable............                       3,046,873            0                      3,046,873
 Decrease in restricted
  cash..................                               0      610,384                        610,384
 Increase in intangibles
  and other assets......                      (6,281,069)           0                     (6,281,069)
                                                       0            0                              0
 Other..................                         200,000      161,648                        361,648
                          ------------     -------------  -----------  -----------     -------------
 Net cash provided by
  (used in) investing
  activities............    (7,920,541)     (342,135,402)      (3,974)  (3,255,459)     (345,394,835)
Cash Flows from
 Financing Activities:
 Subscriptions received
  from stockholders.....                     386,592,011            0                    386,592,011
 Contributions from
  limited partners......                               0            0                              0
                                                       0            0                              0
 Reimbursement of
  acquisition and stock
  issuance costs paid by
  related parties on
  behalf of the entity..                      (4,574,925)           0                     (4,574,925)
 Payment of stock
  issuance costs........                     (34,579,650)           0                    (34,579,650)
 Proceeds from borrowing
  on line of
  credit/notes payable..                     455,102,478            0                    455,102,478
 Payment on line of
  credit/notes payable..                    (411,813,826)           0                   (411,813,826)
 Retirement of shares of
  common stock..........                        (639,528)           0                       (639,528)
 Distributions to
  holders of minority
  interest..............                         (34,073)           0                        (34,073)
 Distributions to
  limited partners......                               0   (3,690,000)                    (3,690,000)
 Distributions to
  stockholders..........                     (48,813,637)           0                    (48,813,637)
 Other..................                      (2,595,088)           0                     (2,595,088)
                          ------------     -------------  -----------  -----------     -------------
 Net cash provided by
  (used in) financing
  activities............             0       338,643,762   (3,690,000)           0       334,953,762
Net increase (decrease)
 in cash................   (22,468,681)       51,930,731      (70,280)  (3,193,574)       48,666,877
Cash at beginning of
 year...................                      49,829,130    1,673,869                     51,502,999
                          ------------     -------------  -----------  -----------     -------------
Cash at end of year.....   (22,468,681)      101,759,861  $ 1,603,589  $(3,193,574)    $ 100,169,876
                          ============     =============  ===========  ===========     =============

            CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                   NOTES AND MANAGEMENT'S ASSUMPTIONS TO

                 UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation

   The Pro Forma Balance Sheet as of March 31, 1999 reflects the transactions of the acquisition of the Advisor and CNL Restaurant Financial Services Group as set forth in this Proxy Statement. The Pro Forma Statements of Earnings for the quarter ended March 31, 1999, and for the year ended December 31, 1998, have been prepared to reflect (a) the issuance of additional shares and the property acquisitions completed from January 1, 1998 through May 31, 1999 and
(b) the acquisition of the Advisor and CNL Restaurant Financial Services Group and the Acquisition of the Income Fund. This unaudited pro forma financial information has been prepared utilizing the historical financial statements of APF and the historical combined financial information of the Advisor, CNL Restaurant Financial Services Group and the Income Fund and should be read in conjunction with the selected historical financial data and accompanying notes of APF, the Advisor the CNL Restaurant Financial Services Group and the Income Fund. The Pro Forma Balance Sheet was prepared as if the transactions described above occurred on March 31, 1999. The Pro Forma Statements of Earnings were prepared as if the transactions described above occurred as of January 1, 1998. The pro forma information is unaudited and is not necessarily indicative of the consolidated operating results which would have occurred if the transactions described above had been consummated at the beginning of the period, nor does it purport to represent the future financial position or results of operations for future periods. In management's opinion, all material adjustments necessary to reflect the recurring effects of the transactions described above have been made. Capitalized terms have the meanings as defined in the Proxy Statement.

2. Method of Accounting

   The acquisition of the CNL Restaurant Financial Services Group and the Income Fund will be accounted for under the purchase accounting method. APF will recognize goodwill to the extent that the consideration paid exceeds the fair value of the net tangible assets acquired. As for the acquisition of the Advisor from a related party, APF will expense the costs incurred in acquiring the Advisor to the extent the consideration paid exceeds the fair value of the net tangible assets received. This expense will be recorded as an expense on APF's consolidated statements of earnings.

   All significant intercompany balances and transactions between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income Fund have been eliminated in the pro forma financial statements.

3. Reverse Stock Split

   In May 1999, the stockholders of APF approved a proposal for a one-for-two reverse stock split at the annual stockholder meeting. All information relating to shares outstanding and per share information has been restated for all periods presented.

4. Adjustments to Pro Forma Balance Sheet

   The following describes the pro forma adjustments to the Pro Forma Balance Sheet as of March 31, 1999, as if the Acquisition was consummated on such date. For purposes of the pro forma financial statements, it is assumed that at a special meeting of stockholders for APF, the stockholders of APF approved a proposal for an amendment to its Articles of Incorporation to increase the number of authorized shares to an amount necessary to enable APF to issue the shares for the Acquisition.

  (A) Represents the use of $33,656,518 borrowed under APF's credit facility and the use of $25,093,119 in cash and cash equivalents at March 31, 1999 to pro forma properties acquired from April 1, 1999 through May 31, 1999 as if these properties had been acquired on March 31, 1999. Based on historical results through May 31, 1999, all interest costs related to the borrowings under the credit facility were eligible for capitalization, resulting in no pro forma adjustments to interest expense.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

  (B) Represents the effect of recording the acquisitions of the Advisor, the CNL Restaurant Financial Services Group and the Income Fund using the purchase accounting method.

                                               CNL
                                            Financial
                                            Services
                                 Advisor      Group      Income Fund      Total
                               ----------- -----------  ------------- --------------
     Shares Offered..........    3,800,000   2,350,000   2,136,823.65   8,286,823.65
     Exchange Value..........  $        20 $        20  $        20   $         20
                               ----------- -----------  ------------- --------------
     Share Consideration.....  $76,000,000 $47,000,000  $42,736,473   $165,736,473
     Cash Consideration......          --          --       473,000        473,000
     APF Transaction Costs...    4,893,993   3,026,548    2,782,459     10,703,000
                               ----------- -----------  ------------- --------------
         Total Purchase
          Price..............  $80,893,993 $50,026,548  $45,991,932   $176,912,473
                               =========== ===========  ============= ==============
     Allocation of Purchase
      Price:
     Net Assets--Historical..  $ 7,141,252 $10,006,878  $38,997,320   $ 56,145,450
     Purchase Price Adjust-
      ments:
       Land and buildings on
        operating leases.....                             5,950,242      5,950,242
       Net investment in
        direct financing
        leases...............                             1,518,191      1,518,191
       Investment in joint
        ventures.............                             1,052,177      1,052,177
       Accrued rental in-
        come.................                            (1,510,250)    (1,510,250)
       Intangibles and other
        assets...............               (2,792,876)     (15,748)    (2,808,624)
       Goodwill*.............               42,812,546          --      42,812,546
       Excess purchase
        price................   73,752,741         --           --      73,752,741
                               ----------- -----------  ------------- --------------
         Total Allocation....  $80,893,993 $50,026,548  $45,991,932   $176,912,473
                               =========== ===========  ============= ==============

    --------

    * Goodwill represents the portion of the purchase price which is assumed to relate to the ongoing value of the debt.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    The APF Transaction costs of $10,703,000 are allocated pro rata to each acquisition based on the total purchase price for the acquisition of the Advisor, CNL Financial Services Group and the Income Fund. The excess purchase price paid for the Advisor to a related party of $73,752,741 was expensed at March 31, 1999 because the Advisor has not been deemed to qualify as a "business" for purposes of applying APB Opinion No. 16, "Business Combinations". Goodwill of 42,812,546 relating to the acquisition of the CNL Financial Services Group is being amortized over 20 years. APF did not acquire any intangibles as part of any of the acquisitions. The entries were as follows:

         1.Common Stock (CFA, CFS, CFC) - Class A......       8,600
           Common Stock (CFA, CFS, CFC) - Class B......       4,825
           APIC (CFA, CFS, CFC)........................  13,857,645
           Retained Earnings...........................   3,277,060
           Accumulated distributions in excess of earn-
            ings.......................................  73,752,741
           Goodwill for CFC (Intangibles and other as-
            sets)......................................  42,812,546
             CFC/CFS Org Costs/Other Assets............               2,792,876
             Cash to pay APF transaction costs.........               7,920,541
             APF Common Stock..........................                  61,500
             APF APIC..................................             122,938,500
           (To record acquisition of CFA, CFS and CFC)
         2.Partners Capital............................  38,997,320
           Land and buildings on operating leases......   5,950,242
           Net investment in direct financing leases...   1,518,191
           Investment in joint ventures................   1,052,177
             Accrued rental income.....................               1,510,250
             Intangibles and other assets..............                  15,748
             Cash to pay APF Transaction costs.........               2,782,459
             Cash consideration to Income Fund.........                 473,000
             APF Common Stock..........................                  21,368
             APF APIC..................................              42,715,105
           (To record the acquisition of the Income
            Fund)

  (C) Represents the elimination by APF of $148,629 in related party payables recorded as receivables by the Advisor.

  (D) Represents the elimination of federal income taxes payable of $271,741 from liabilities assumed in the Acquisition since the Acquisition Agreement requires that the Advisor and CNL Restaurant Financial Services Group have no accumulated or current earnings and profits for federal income tax purposes at the time of the Acquisition.

  (E) Represents the elimination by the Income Fund of $10,797 in related party payables recorded as receivables by the Advisor.

5. Adjustments to Pro Forma Statements of Earnings

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents rental and earned income of $2,339,153 and depreciation expense of $349,465 as if properties that had been operational when they were acquired by APF from January 1, 1999 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates......................... $  (292,575)
         Secured equipment lease fees.............................     (26,127)
         Advisory fees............................................     (63,393)
         Reimbursement of administrative costs....................    (182,125)
         Acquisition fees.........................................      (9,483)
         Underwriting fees........................................        (211)
         Administrative, executive and guarantee fees.............    (290,036)
         Servicing fees...........................................    (257,767)
         Development fees.........................................     (14,678)
         Management fees..........................................    (697,364)
                                                                   -----------
           Total.................................................. $(1,833,759)
                                                                   ===========

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the quarter ended March 31, 1999 of $616,904 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the quarter ended March 31, 1999 and the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(I)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income................................................ $62,068

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs........................... $(377,734)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $  (697,364)
         Administrative executive and guarantee fees..............    (290,036)
         Servicing fees...........................................    (257,767)
         Advisory fees............................................     (63,393)
                                                                   -----------
                                                                   $(1,308,560)
                                                                   ===========

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (g) Represents the elimination of $292,786 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill..................................... $535,157

    (i) Represents the elimination of $248,679 in benefits for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $8,642 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $ (9,001)
         Reimbursement of administrative costs.......................  (16,728)
                                                                      --------
                                                                      $(25,729)
                                                                      ========

    (l) Represents the elimination of $16,728 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $14,855 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

    (n) Represents the elimination of $9,001 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $8,812 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1999 through May 31, 1999 had been acquired on January 1, 1999 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1999 and that these entities had operated under a REIT structure as of January 1, 1999.

    (p) Represents an increase in depreciation expense of $34,942 as a result of adjusting the historical basis of the real estate wholly owned by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $2,529 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (r) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1999 were assumed to have been issued and outstanding as of January 1, 1999. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a proposal for a one-for-two reverse stock split and a proposal to increase the number of authorized common shares of APF on January 1, 1999.

    (s) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (t) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (u) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Earnings for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents rental and earned income of $21,919,865 and depreciation expense of $2,889,368 as if properties that had been operational when they were acquired by APF from January 1, 1998 through May 31, 1999 had been acquired and leased on January 1, 1998. No pro forma adjustments were made for any properties for the periods prior to their construction completion and availability for occupancy.

    (b) Represents the elimination of intercompany fees between APF, the Advisor, the CNL Restaurant Financial Services Group and the Income
        Fund:

         Origination fees from affiliates........................ $ (1,773,406)
         Secured equipment lease fees............................      (54,998)
         Advisory fees...........................................     (305,030)
         Reimbursement of administrative costs...................     (408,762)
         Acquisition fees........................................  (21,794,386)
         Underwriting fees.......................................     (388,491)
         Administrative, executive and guarantee fees............   (1,233,043)
         Servicing fees..........................................   (1,570,331)
         Development fees........................................     (229,153)
         Management fees.........................................   (1,851,004)
                                                                  ------------
           Total................................................. $(29,608,604)
                                                                  ============

    (c) CNL Financial Services, Inc. receives loan origination fees from borrowers in conjunction with originating loans on behalf of CNL Financial Corp. On a historical basis, CNL Financial Services, Inc. records all of the loan origination fees received as revenue. For purposes of presenting pro forma financial statements of these entities on a combined basis, these loan origination fees are required to be deferred and amortized into revenues over the term of the loans originated in accordance with generally accepted accounting principles. Total loan origination fees received by CNL Financial Services, Inc. during the year ended December 31, 1998 of $3,107,164 are being deferred for pro forma purposes and are being amortized over the terms of the underlying loans (15 years).

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (d) Represents the amortization of the loan origination fees received by CNL Financial Services Inc. from borrowers during the year ended December 31, 1998, which were deferred for pro forma purposes as described in 5(II)(c). These deferred loan origination fees are being amortized and recorded as interest income over the terms of the underlying loans (15 years).

         Interest income............................................... $207,144

    (e) Represents the elimination of i) intercompany expenses paid by APF to the Advisor, and ii) the capitalization of incremental costs associated with the acquisition, development and leasing of properties acquired during the period as if costs relating to properties developed by APF were subject to capitalization during the period under development.

         General and administrative costs......................... $(4,241,719)

    (f) Represents the elimination of advisory fees between APF, the Advisor and the CNL Restaurant Financial Services Group:

         Management fees.......................................... $(1,851,004)
         Administrative executive and guarantee fees..............  (1,233,043)
         Servicing fees...........................................  (1,269,357)
         Advisory fees............................................    (305,030)
                                                                   -----------
                                                                   $(4,658,434)
                                                                   ===========

    (g) Represents the elimination of $2,161,897 in fees between the Advisor and the CNL Restaurant Financial Services Group resulting from agreements between these entities.

    (h) Represents the amortization of the goodwill resulting from the acquisition of the CNL Restaurant Financial Services Group referred to in footnote (4)

         Amortization of goodwill................................... $2,140,627

    (i) Represents the elimination of $6,898,434 in provisions for federal income taxes as a result of the merger of the Advisor and the CNL Restaurant Financial Services Group into the REIT corporate structure that exists within APF. APF expects to continue to qualify as a REIT and does not expect to incur federal income taxes.

    (j) Represents $34,569 in accrued rental income resulting from the straight-lining of scheduled rent increases throughout the lease terms for the leases acquired from the Income Fund as if the leases had been acquired on January 1, 1998.

    (k) Represents the elimination of fees between the Advisor and the Income Fund:

         Management fees............................................. $(38,570)
         Reimbursement of administrative costs.......................  (38,432)
                                                                      --------
                                                                      $(77,002)
                                                                      ========

    (l) Represents the elimination of $38,432 in administrative costs reimbursed by the Income Fund to the Advisor.

    (m) Represents savings of $40,600 in historical professional services and administrative expenses (audit and legal fees, office supplies, etc.) resulting from preparing quarterly and annual financial and tax reports for one combined entity instead of individual entities.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (n) Represents the elimination of $38,570 in management fees by the Income Fund to the Advisor.

    (o) Represents additional state income taxes of $13,284 resulting from assuming that acquisitions of properties that had been operational when APF acquired them from January 1, 1998 through May 31, 1999 had been acquired on January 1, 1998 and assuming that the shares issued in conjunction with acquiring the Advisor, CNL Financial Services Group and the Income Fund had been issued as of January 1, 1998 and that these entities had operated under a REIT structure as of January 1, 1998.

    (p) Represents an increase in depreciation expense of $139,769 as a result of adjusting the historical basis of the real estate owned indirectly by the Fund through joint venture or tenancy in common arrangements with affiliates or unrelated third parties, to fair value as a result by the Income Fund to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (q) Represents a decrease to equity in earnings from income earned by joint ventures as a result of an increase in depreciation expense of $10,117 as a result of adjusting the historical basis of the real estate owned by the Income Fund, indirectly through joint venture or tenancy in common arrangements, to fair value as a result of accounting for the Acquisition of the Income Fund under the purchase accounting method. The adjustment to the basis of the buildings owned indirectly by the Income Fund is being depreciated using the straight-line method over the remaining useful lives of the properties.

    (r) Represents the decrease in depreciation expense of $340,898 as a result of eliminating acquisition fees (see 4(II)(b)) between APF and the Advisor which on a historical basis were capitalized as part of the basis of the building.

    (s) Common shares issued during the period required to fund acquisitions as if they had been acquired on January 1, 1998 were assumed to have been issued and outstanding as of January 1, 1998. For purposes of the pro forma financial statements, it is assumed that the stockholders approved a reverse stock split proposal and a proposal to increase the number of authorized common shares of APF on January 1, 1998.

    (t) Pro forma distributions were assumed to be declared based on pro forma cash from operations, adjusted to add back the cash invested in notes receivable from the pro forma statement of cash flows.

    (u) Represents pro forma weighted average shares outstanding multiplied times the Exchange Value of $20.

    (v) Represents pro forma distributions declared divided by pro forma weighted average dollars outstanding multiplied by an average $10,000 investment.

6. Adjustments to Pro Forma Statement of Cash Flows

  (I) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the quarter ended March 31, 1999, as if the Acquisition was consummated as of January 1, 1999.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

              CNL AMERICAN PROPERTIES FUND, INC. AND SUBSIDIARIES

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
             UNAUDITED PRO FORMA FINANCIAL STATEMENTS--(Continued)

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1999 through May 31, 1999 as if they had occurred on January 1, 1999.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non-Cash Investing Activites:

  On January 1, 1999, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B)

  (II) The following describes the pro forma adjustments to the Pro Forma Statement of Cash Flows for the year ended December 31, 1998, as if the Acquisition was consummated as of January 1, 1998.

    (a) Represents pro forma adjustments to net income.

    (b) Represents add back of pro forma depreciation expense to net income.

    (c) Represents add back of pro forma amortization of goodwill expenses to net income.

    (d) Represents deduction of equity in earnings from net income.

    (e) Represents the use of amounts borrowed under APF's credit facility and the use of cash to pro forma property acquisitions from January 1, 1998 through May 31, 1999 as if they had occurred on January 1, 1998.

    (f) Represents the use of cash by APF to pay the transaction costs allocated to the acquisition of the Advisor and Restaurant Financial Group.

    (g) Represents the use of cash i) to pay for the cash consideration proposed in the offer to acquire the Income Fund and ii) to pay the transaction costs allocated to the acquisition of the Income Fund.

  Non Cash Investing Activities:

  On January 1, 1998, APF issued shares of its common stock to acquire the Advisor, CNL Restaurant Financial Services Group and the Income Fund, as described in 4(A) and 4(B).

                                                                     Appendix A

             [LETTERHEAD OF LEGG MASON WOOD WALKER, INCORPORATED]

                                March 10, 1999

James M. Seneff, Jr.
Robert A. Bourne
CNL Realty Corporation
as General Partners of
CNL Income Fund XVI, Ltd.
400 East South Street
Orlando, FL 32801-2878

               Re: CNL Income Fund XVI, Ltd. (the "Partnership")

Gentlemen:

   You have requested our opinion as investment bankers (a) as to the fairness, from a financial point of view, to the Partnership and its limited partners of the shares of common stock (the "Common Stock") of CNL American Properties Fund, Inc. (the "Acquiror") offered to them in the Merger (as defined below), (b) as to the fairness, from a financial point of view, of the aggregate Common Stock offered to the CNL Income Funds (as defined below) in the Merger Transactions (as defined below) and (c) as to the fairness, from a financial point of view, of the method of allocating the aggregate shares of Common Stock among the CNL Income Funds in the Merger Transactions. Under the terms of an agreement and plan of merger (the "Merger Agreement"), dated March 11, 1999, between the Partnership and the Acquiror, the Partnership will merge with and into a wholly owned subsidiary of the Acquiror and the partners of the Partnership will be offered shares of Common Stock as determined pursuant to the Merger Agreement (the "Share Consideration"); such transaction is hereafter referred to as the "Merger."

   The Partnership is one of sixteen Florida limited partnerships (the "CNL Income Funds") served by Messrs. Seneff, Bourne and CNL Realty Corporation as general partners (the "General Partners"). Each CNL Income Fund has executed a merger agreement with the Acquiror on terms similar to the Merger Agreement. The transactions to occur under such merger agreements are referred to as the "Merger Transactions."

   In connection with our opinion, we have, among other things:

     (i) reviewed the Merger Agreement and the merger agreements for each of the Merger Transactions;

     (ii) reviewed the Registration Statement on Form S-4 with respect to the Merger Transactions as filed on March 12, 1999;

     (iii) reviewed the financial statements and the related filings of the Partnership and the other CNL Income Funds on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (iv) reviewed the financial statements and the related filings of the Acquiror on Form 10-K for the year ended December 31, 1997 and Form 10-Q for the nine months ended September 30, 1998;

     (v) reviewed certain internal information concerning the business and operations of the Partnership and the other CNL Income Funds furnished to us by the General Partners, including a draft of the Partnership's and the other CNL Income Funds' Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vi) reviewed certain internal information concerning the business and operations of the Acquiror furnished to us by management of the Acquiror, including a draft of the Acquiror's Form 10-K for the year ended December 31, 1998, cash flow projections and operating budgets;

     (vii) reviewed certain financial data and operating statistics relating to the Partnership, the other CNL Income Funds and the Acquiror provided by the General Partners and the Acquiror and compared them with similar information of selected public companies that we deemed relevant to our inquiry;

     (viii) reviewed the appraisal (the "Appraisal") of the properties of the Partnership and the other CNL Income Funds prepared by Valuation Associates and dated January 6, 1999;

     (ix) held meetings and discussions with certain directors, officers and employees of the General Partners and the Acquiror concerning the operations, financial condition and future prospects of the Partnership, the other CNL Income Funds and the Acquiror; and

     (x) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

   In connection with our review, we relied, without independent verification, on the accuracy and completeness of all information that was publicly available, supplied or otherwise communicated to Legg Mason by or on behalf of the Partnership, the other CNL Income Funds and the Acquiror. We have further relied upon the assurances of the General Partners that they are unaware of any factors that would materially alter the conclusions made in Legg Mason's fairness opinion, including developments or trends that have materially affected or are reasonably likely to materially affect such conclusions. Legg Mason assumed that the financial forecasts (and the assumptions and bases thereof) examined by it were reasonably prepared and reflected the best currently available estimates and good faith judgments of the General Partners and the Acquiror as to the future performance of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason has relied on these forecasts and does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason also assumed, with the consent of the General Partners, that any material liabilities (contingent or otherwise, known or unknown) of the Partnership, the other CNL Income Funds and the Acquiror are as set forth in the financial statements of the Partnership, the other CNL Income Funds and the Acquiror, respectively. Legg Mason also assumed with the consent of the General Partners that the table prepared by or for the General Partners of the allocation of Share Consideration among the General Partners and the limited partners of the Partnership has been prepared in accordance with and complies with the terms and conditions of the partnership agreement of the Partnership. Legg Mason also assumed that the Appraisal was reasonably prepared by and reflected the good faith judgments of Valuation Associates and Legg Mason does not in any respect assume any responsibility for the accuracy or completeness thereof. Legg Mason did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Partnership, the other CNL Income Funds or the Acquiror. Our opinion is necessarily based upon financial, economic, market and other conditions and circumstances existing and disclosed to us on the date hereof.

   We have acted as financial advisor to the General Partners and will receive a fee for our services. It is understood that this letter is for the information of the General Partners in their evaluation of the Merger Transactions and our opinion does not constitute a recommendation to the General Partners or any limited partner of the Partnership or any of the other CNL Income Funds as to how such partner should vote on the Merger or the Merger Transactions, as the case may be, or as to whether such partner should elect to receive the Share Consideration or cash and promissory notes of the Acquiror. We were not requested to, nor did we, solicit the interest of any other party in acquiring interests in the Partnership or its assets. Additionally, our opinion does not compare the relative merits of the Merger and the Merger Transactions with those of any other transaction or business strategy which were or might have been considered by the General Partners as alternatives to the Merger and the Merger Transactions.

   It should be noted that in rendering this opinion with respect to the fairness, from a financial point of view, of (i) the Share Consideration to be offered with respect to the Partnership, (ii) the aggregate Common

Stock offered with respect to the CNL Income Funds and (iii) the method of allocating the shares of Common Stock of the Acquiror among the CNL Income Funds, Legg Mason has neither addressed, nor are we rendering any opinion with respect to, any other aspect of the Merger Transactions, including (a) the value or fairness of the cash and promissory notes option, (b) the prices at which the shares of Common Stock may trade following the Merger Transactions or the trading value of the shares to be offered compared with the current fair market value of the portfolios or other assets of the Partnership and the other CNL Income Funds if liquidated in real estate markets, (c) the tax effect of any aspect of the Merger Transactions, (d) the fairness of the amounts or allocation of the costs of the Merger Transactions or the amounts of such costs allocated to the limited partners or, (e) any other matters with respect to any specific individual partner or class of partners of the Partnership or the other CNL Income Funds.

   Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Share Consideration offered to the Partnership and its limited partners in the Merger, the aggregate shares of Common Stock offered by the Acquiror with respect to the CNL Income Funds in the Merger Transactions and the method of allocating the shares of Common Stock among the CNL Income Funds in the Merger Transactions are fair from a financial point of view.

                                          Very truly yours,

                                          /s/ Legg Mason Wood Walker,
                                           Incorporated
                                          -------------------------------------
                                          Legg Mason Wood Walker, Incorporated

                                                                      Appendix B

              FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

   THIS FIRST AMENDMENT TO AGREEMENT AND PLAN MERGER is entered into as of the 4th day of June 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XVI, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Borne and Seneff, (the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                 RECITALS:

   WHEREAS, pursuant to the terms of the Agreement and Plan of Merger dated March 11, 1999 by and among the Parties (the "Merger Agreement"), the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of the Merger Agreement; and

   WHEREAS, the Parties desire to amend the Merger Agreement in the manner set forth below.

                                AGREEMENT:

1. AMENDMENTS TO MERGER AGREEMENT

   The Merger Agreement is hereby amended as follows in accordance with the provisions of Section 14.9 of the Merger Agreement:

   1.1 The definition of "Cash/Notes Option" is hereby deleted in its entirety.

   1.2 Clause (B) of Section 4.1(a)(iii)(B) is hereby deleted in its entirety and restated as follows:

     "(B) Notes in accordance with Section 4.4 below."

   1.3 Clause (i) of Section 4.2(ii) is hereby deleted in its entirety and restated as follows:

    "(ii) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund (or, if APF consummates the Reverse Split, for every $20.00 of expenses)."

   1.4 Section 4.4 is hereby deleted in its entirety and amended and restated as follows:

    "Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the note option, such limited partners shall be entitled to receive, in lieu of the Share Consideration, notes (the "Notes") in the aggregate amount equal to 97% of the value (based on the Exchange Value as defined in the Registration Statement) of the Share Consideration such Dissenting Partners would have otherwise received had such partners not elected to receive the Notes (the "Note Option"). The Notes will mature on the fifth anniversary of the Closing Date and will bear interest at a fixed rate equal to seven percent. The aggregate Share Consideration shall be reduced on a one-for-basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Note Option."

  1.5 The reference to "December 31, 1999" in the lead in of Section 10.2 is hereby deleted and replaced with March 31, 2000.

   1.6 The following subsection shall be added to Section 10.2.

    "(g) The aggregate face amount of the Notes to be issued to Dissenting
     Limited Partners shall not have exceeded 15% of the value of the Share Consideration based on the Exchange Value."

  1.7 The reference to "December 31, 1999" in the lead in of Section 10.3 is hereby deleted and replaced with March 31, 2000.

  1.8 The reference to "December 31, 1999" in clause (c) of Section 11.2 is hereby deleted and replaced with "March 31, 2000."

2. GENERAL

  2.1 Except as specifically set forth in this First Amendment, the Merger Agreement shall remain unmodified and in full force and effect.

  2.2 This First Amendment may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

  2.3 The Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

  2.4 This First Amendment shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   IN WITNESS WHEREOF, the Parties hereto have executed this First Amendment as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                              By: James M. Seneff, Jr.

                                             Its: Chairman and Chief Executive
                                                       Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                              By: Robert A. Bourne

                                              lIts: President

                                          CNL APF GP Corp.

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                              By: Robert A. Bourne

                                              Its: President

                                          CNL INCOME FUND XVI, LTD.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                              By: James M. Seneff, Jr.

                                              Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                              By: James M. Seneff, Jr.

                                              Its: Chief Executive Officer

                                                 /s/ Robert A. Bourne

                                          _________________________________

                                               Robert A. Bourne, as General
                                                       Partner

                                               /s/ James M. Seneff, Jr.

                                          _________________________________

                                             James M. Seneff, Jr., as General
                                                       Partner

                          AGREEMENT AND PLAN OF MERGER

   This Agreement and Plan of Merger is entered into as of this 11th day of March, 1999, by and among CNL American Properties Fund, Inc., a Maryland corporation ("APF"), CNL APF Partners, L.P., a Delaware limited partnership (the "Operating Partnership"), CNL APF GP Corp., a Delaware corporation (the "OP General Partner"), CNL Income Fund XVI, Ltd., a Florida limited partnership (the "Fund"), and Robert A. Bourne, James M. Seneff, Jr., and CNL Realty Corporation, a Florida corporation (together with Messrs. Bourne and Seneff, the "General Partners"). APF, the Operating Partnership, the OP General Partner, the Fund and the General Partners are referred to collectively herein as the "Parties" and individually as a "Party."

                                   RECITALS:

   WHEREAS, the Parties hereto desire to consummate a merger (the "Merger") whereby the Fund will be merged with and into the Operating Partnership, and the Operating Partnership will be the surviving limited partnership in the Merger, upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware Revised Uniform Limited Partnership Act (the "Delaware RULPA") and the Florida Revised Uniform Limited Partnership Act (the "Florida RULPA");

   WHEREAS, the Fund is one of 18 CNL Income Funds (collectively with the Fund, the "CNL Income Funds") that APF is proposing to acquire (the "Proposed Acquisitions");

   WHEREAS, the Special Committee (the "Special Committee") of the independent members of the Board of Directors of APF has received a fairness opinion (the "Fairness Opinion") from Merrill Lynch & Co. as to the fairness to APF, from a financial point of view, of the consideration to be paid in connection with the Proposed Acquisitions;

   WHEREAS, the Special Committee has recommended the Merger to the Board of Directors of APF and the Board has approved the proposal to consummate the Merger (the "Merger Proposal") and the related transactions;

   WHEREAS, Legg Mason Wood Walker Incorporated has delivered a fairness opinion (the "Fund Fairness Opinion") to the General Partners as to the fairness to the Fund and its limited partners from a financial point of view, of the APF Common Share consideration offered to the Fund and its limited partners; and

   WHEREAS, the Board of Directors of the OP General Partner has unanimously approved the Merger Proposal;

   NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the receipt and sufficiency of which are acknowledged, the Parties agree as follows:

                                   ARTICLE I

                                  Definitions

   1.1 Terms Defined in this Agreement. As used in this Agreement, the following terms shall have the respective meanings set forth below:

   "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act.

   "Affiliated Group" means any affiliated group within the meaning of Code
(S)1504, or any similar group defined under a similar provision of state, local or foreign law.

   "Agreement" means this Agreement, as amended from time to time.

   "APF" has the meaning set forth in the preface above.

   "APF Common Shares" shall mean the shares of common stock, par value $0.01, of APF.

   "APF Indemnity Claim" has the meaning set forth in Section 12.1 below.

   "APF SEC Documents" has the meaning set forth in Section 6.7 below.

   "Basis" means any past or present fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that forms the basis for any specified consequence.

   "Business Combination" has the meaning set forth in Section 4.1(b) below.

   "Cash/Note Option" has the meaning set forth in Section 4.4 below.

   "Closing" has the meaning set forth in Section 2.3 below.

   "CNL Income Funds" has the meaning set forth in the second paragraph of the Recitals above.

   "Closing Date" has the meaning set forth in Section 2.3 below.

   "Code" means the Internal Revenue Code of 1986, as amended.

   "Confidential Information" means any information concerning the businesses and affairs of the Fund, the Operating Partnership or APF, if any, that is not already generally available to the public.

   "Delaware RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Disclosure Schedule" has the meaning set forth in the first paragraph of
Article VII below.

   "Dissenting Partners" has the meaning set forth in Section 4.4 below.

   "Effective Time" has the meaning set forth in Section 2.2 below.

   "Employee Benefit Plan" means any (a) nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan, (b) tax-qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan, (c) tax-qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan), or (d) Employee Welfare Benefit Plan or material fringe benefit plan or program.

   "Fairness Opinion" has the meaning set forth in the third paragraph of the Recitals above.

   "Florida RULPA" has the meaning set forth in the first paragraph of the Recitals above.

   "Fund" has the meaning set forth in the preface above.

   "Fund Articles of Merger" has the meaning set forth in Section 2.2 below.

   "Fund Fairness Opinion" has the meaning set forth in the fifth paragraph of the recitals above.

   "Fund Indemnity Claim" has the meaning set forth in Section 12.2 below.

   "Fund Interests" means the general and limited partnership interests in the Fund.

   "Fund SEC Documents" has the meaning set forth in Section 7.7 below.

   "GAAP" means United States generally accepted accounting principles as in effect from time to time.

   "General Partners" has the meaning set forth in the preface above.

   "Intellectual Property" means (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation but excluding commercially available shrink wrap software), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

   "IRS" means the Internal Revenue Service.

   "Knowledge" means in the case of the Fund, CNL Realty Corporation, Inc., APF and the OP General Partner, the actual knowledge of a director or an executive officer after reasonable investigation and, in the case of the individual General Partners, the collective actual Knowledge of all of the General Partners after reasonable investigation. For the purposes of this Agreement, the Knowledge of one General Partner shall be attributed to the other General Partners.

   "Known" and "Knowingly" mean that the Fund, any General Partner or APF, as applicable, had Knowledge of the particular matter or took the action described with prior Knowledge.

   "Liability" means any liability (whether Known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due), including any liability for Taxes.

   "Material Adverse Effect" means, as to any Party, a material adverse effect on the business, properties, operations or condition (financial or otherwise) which is not related to an industry-wide change in the economy or market or other conditions affecting all businesses in the industry of the Party to which the term is applied.

   "Merger" has the meaning set forth in the first paragraph of the Recitals above.

   "Merger Proposal" has the meaning set forth in fourth paragraph of the Recitals above.

   "Most Recent 10-Q" has the meaning set forth in Section 7.5 below.

   "Most Recent Balance Sheet" means the most recent balance sheet filed in a Fund SEC Document.

   "Notes" has the meaning set forth in Section 4.4 below.

   "NYSE" means the New York Stock Exchange.

   "OP Certificate of Merger" has the meaning set forth in Section 2.2 below.

   "OP General Partner" has the meaning set forth in the Preface above.

   "OP Limited Partner" means CNL APF LP Corp., a Delaware corporation and wholly owned subsidiary of APF.

   "Operating Partnership" has the meaning set forth in the preface above.

   "Ordinary Course of Business" means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

   "Party" or "Parties" has the meaning set forth in the preface above.

   "Partner" means any holder of Fund Interests.

   "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, a limited liability company, an unincorporated organization, a governmental entity (or any department, agency, or political subdivision thereof) or other entity.

   "Proposed Acquisitions" has the meaning set forth in the second paragraph of the Recitals above.

   "Registration Statement" means the registration statement on Form S-4 to be filed by APF to register the APF Common Shares to be issued as Share Consideration in the Merger.

   "Representative" has the meaning set forth in Section 12.3 below.

   "SEC" means the Securities and Exchange Commission.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Securities Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Security Interest" means any mortgage, pledge, lien, encumbrance, charge, or other security interest, other than (a) mechanic's, materialmen's, and similar liens, (b) liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith through appropriate proceedings, (c) purchase money liens and liens securing rental payments under capital lease arrangements, (d) other liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money and (e) any minor imperfection of title or similar lien which individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect on such Party.

   "Share Consideration" has the meaning set forth in Section 4.1(a) below.

   "Special Committee" has the meaning set forth in the third paragraph to the Recitals above.

   "Subsidiary" means any corporation, partnership, joint venture, limited liability company or other entity with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or other voting interests or has the power to vote or direct the voting of sufficient securities or interests to elect a majority of the directors or otherwise control the management.

   "Surviving Partnership" has the meaning set forth in Section 2.1 below.

   "Takeover Statute" has the meaning set forth in Section 8.9 below.

   "Tax" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code

(S)59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

   "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

   "Third-Party Claim" has the meaning set forth in Section 12.4 below.

                                   ARTICLE II

                        Merger; Effective Time; Closing

   2.1 Merger. Subject to the terms and conditions of this Agreement, the Delaware RULPA and the Florida RULPA, at the Effective Time, the Operating Partnership and the Fund shall consummate the Merger in which (i) the Fund shall be merged with and into the Operating Partnership and the separate limited partnership existence of the Fund shall thereupon cease, (ii) the Operating Partnership shall be the successor or surviving limited partnership in the Merger and shall continue to be governed by the laws of the State of Delaware and (iii) the separate limited partnership existence of the Operating Partnership with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The limited partnership surviving the Merger is sometimes hereinafter referred to as the "Surviving Partnership." The Merger shall have the effects set forth in the Delaware RULPA and the Florida RULPA. As a result of the Merger, the outstanding Fund Interests shall be converted or cancelled in the manner provided in Article IV.

   2.2 Effective Time. On the Closing Date, subject to the terms and conditions of this Agreement, the Operating Partnership and the Fund shall (i) execute or cause to be executed (A) a Certificate of Merger in the form required by the Delaware RULPA (the "OP Certificate of Merger") and (B) Articles of Merger in the form required by the Florida RULPA (the "Fund Articles of Merger"), and
(ii) cause the OP Certificate of Merger to be filed with the Delaware Secretary of State as provided in the Delaware RULPA and the Fund Articles of Merger to be filed with the Florida Department of State as provided in the Florida RULPA, in each case, on the Closing Date or as soon as practicable thereafter. The Merger shall become effective at (i) such time as the OP Certificate of Merger has been duly filed with the Delaware of Secretary of State and the Fund Articles of Merger has been duly filed with the Florida Department of State or
(ii) such other time as is agreed upon by APF, the OP General Partner and the General Partners and specified in the OP Certificate of Merger and the Fund Articles of Merger. Such time is hereinafter referred to as the "Effective Time."

   2.3 The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Shaw Pittman Potts & Trowbridge, 2300 N Street, N.W., Washington, D.C. 20037, commencing at 9:00 a.m. local time on such date as within five (5) business days following the fulfillment or waiver of the conditions set forth in Article X (other than conditions which by their nature are intended to be fulfilled at the Closing) or such other place or time or on such other date as APF, the OP General Partner and the General Partners may agree or as may be necessary to permit the fulfillment or waiver of the conditions set forth in Article X (the "Closing Date"). In no event shall the Closing Date be a date subsequent to December 31, 1999. At the Closing, there shall be delivered to APF, the Operating Partnership, the OP General Partner, the General Partners and the Fund the certificates and other documents and instruments required to be delivered under
Article X.

   2.4 Further Assurances. Each Party hereto will execute such further documents and instruments and take such further actions as may be reasonably requested by one or more of the other Parties to consummate the Merger, to vest the Surviving Partnership with full title to all assets, properties, rights, approvals, immunities and franchises of either the Fund or the Operating Partnership or to effect the other purposes of this Agreement.

                                  ARTICLE III

 Certificate of Limited Partnership; Limited Partnership Agreement;and General
                        Partner of Surviving Partnership

   3.1 Certificate of Limited Partnership. At the Effective Time, the certificate of limited partnership of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the certificate of limited partnership of the Surviving Partnership until thereafter amended as provided therein.

   3.2 Limited Partnership Agreement. At the Effective Time, the limited partnership agreement of the Operating Partnership, as in effect immediately prior to the Effective Time, shall be the limited partnership agreement of the Surviving Partnership.

   3.3 General Partner. The general partner of the Operating Partnership immediately prior to the Effective Time shall be the general partner of the Surviving Partnership from and after the Effective Time until it is replaced or it resigns in accordance with the limited partnership agreement of the Surviving Partnership.

                                   ARTICLE IV

              Share Consideration; Payment of Share Consideration

   4.1 Share Consideration; Conversion or Cancellation of Fund Interests in Merger.

   (a) At the Effective Time, by virtue of the Merger and without any action by the Parties, all of the outstanding Fund Interests (i) shall be converted into the right to receive up to 4,320,947 fully paid and nonassessable APF Common Shares (2,160,474 APF Common Shares if the Reverse Split [defined below] occurs before the Closing) (the "Share Consideration") pursuant to the terms of
Section 4.2 below, (ii) shall cease to be outstanding, and (iii) shall be canceled and retired and shall cease to exist, and each Partner, as the holder of such Fund Interests shall cease to have any rights with respect thereto, except the right to receive either (A) APF Common Shares therefor in accordance with this Section 4.1 and Section 4.3 or (B) the cash and Notes in accordance with Section 4.4 below. Subject to the approval of the APF's shareholders of an amendment to its article of incorporation, APF anticipates that prior to the Closing it will effect a one for two reverse stock split (the "Reverse Split") pursuant to which each two shares of APF Common Shares outstanding will be exchanged for one share of APF Common Shares.

   (b) Except for the Reverse Stock Split described in Section 4.1(a), prior to the Effective Time, APF shall not split or combine the APF Common Shares, or pay a stock dividend or other stock distribution in APF Common Shares, or in rights or securities exchangeable for, convertible into or exercisable for APF Common Shares, or otherwise change APF Common Shares into, or exchange APF Common Shares for, any other securities (whether pursuant to or as part of a merger, consolidation, acquisition of property or stock, separation, reorganization, or liquidation of APF as a result of which APF stockholders receive cash, stock, or other property in exchange for, or in connection with, their APF Common Shares (a "Business Combination") or otherwise), or make any other dividend or distribution on or of APF Common Shares (other than regular quarterly cash dividends paid on APF Common Shares or any distribution pursuant to APF's dividend reinvestment plan), without the parties hereto having first entered into an amendment to this Agreement pursuant to which the Share Consideration will be adjusted to reflect such split, combination, dividend, distribution, Business Combination, or change.

   (c) At the Effective Time, by virtue of the Merger and without any action by holders thereof, all of the APF Common Shares issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

   4.2 Payment of Share Consideration. At the Closing, subject to Section 4.4 below, the Partners shall receive the Share Consideration (less expenses paid by APF on behalf of the Fund), distributed in accordance with the provisions of the Fund's limited partnership agreement as of the Closing Date. For the purposes of this Agreement, the Share Consideration will be reduced (i) by one APF Common Share for every $10.00 of expenses incurred by the Fund but paid or assumed by APF on behalf of the Fund and (ii) as provided in Section 4.4 below.

   4.3 Fractional APF Common Shares. No certificates representing fractional APF Common Shares shall be issued upon conversion of any Fund Interests. Each Partner of the Fund who would otherwise be entitled to fractional APF Common Shares will receive one APF Common Share for a fractional interest representing 50% or more of one APF Common Share. No APF Common Shares will be issued for a fractional interest representing less than 50% of one APF Common Share.

   4.4 Cash/Note Option. In the event that the Merger is consummated and one or more limited partners (the "Dissenting Partners") of the Fund vote against the Merger and affirmatively elect the cash/note option (the "Cash/Note Option"), such Dissenting Partners shall be entitled to receive, in lieu of the Share Consideration, consideration based on such Dissenting Partners' percentage interest (as determined by the Fund's partnership agreement) in the Fund's asset liquidation value of $38,772,898, based on Valuation Associates' appraisal. Such consideration shall be payable 10% in cash and 90% in Callable Notes due in 2006 (the "Notes"). The Notes will bear interest at a fixed rate equal to 120% of the applicable federal rate as of the date the consent solicitation on Form S-4 is mailed to the limited partners. The Share Consideration shall be reduced on a one-for-one basis for all APF Shares otherwise distributable to Dissenting Partners had such Dissenting Partners not elected the Cash/Note Option.

                                   ARTICLE V

             Representations and Warranties of The General Partners

   Each General Partner severally represents and warrants to APF and the Operating Partnership that the statements contained in this Article V are correct and complete as of the date hereof and on the Closing Date:

   5.1 Authorization of Transaction. The General Partner has full power and authority (including, as applicable, full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the General Partner, enforceable in accordance with its terms and conditions. The General Partner does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   5.2 Noncontravention. Except as set forth in Section 5.2 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the General Partner is subject or, as applicable, any provision of the General Partner's articles of incorporation, bylaws or other organizational documents.

                                   ARTICLE VI

                 Representations and Warranties of APF, The OP
                 General Partner and The Operating Partnership

   APF, the OP General Partner and the Operating Partnership jointly and severally represent and warrant to the General Partners and the Fund that the statements contained in this Article VI are correct and complete as of the date hereof and the Closing Date:

   6.1 Organization. APF is a corporation duly organized, validly existing, and in good standing under the laws of the State of Maryland. APF is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on APF. APF has full corporate power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. The OP General Partner is a corporation duly organized, validly existing, and in good standing under the laws of the state of Delaware. The Operating Partnership is a limited partnership duly organized, validly existing, and in good standing under the laws of the State of Delaware. The Operating Partnership is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Operating Partnership. The Operating Partnership has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. APF and the OP General Partner have delivered to the General Partners and the Fund correct and complete copies of the certificate of incorporation of APF and the OP General Partner and the certificate of limited partnership and the limited partnership agreement of the Operating Partnership (each as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of APF and the OP General Partner and any organizational records of the Operating Partnership have been made available to the General Partners and the Fund and are correct and complete. APF is not in default under or in violation of any provision of its certificate of incorporation, and the Operating Partnership is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   6.2 Capital Stock. The authorized capital stock of APF consists of 125,000,000 shares of common stock, $.01 par value (the "APF Common Shares"), of which 74,696,927 shares are outstanding as of January 31, 1999. Since January 31, 1999, APF has not issued any shares of capital stock. All outstanding APF Common Shares are, and all APF Common Shares issuable under any stock option plans of APF, will be when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable. Except for the 56,679,053 APF Common Shares which may be issued in connection with APF's acquisition of the other 17 CNL Income Funds in the Proposed Acquisitions and the 12,300,000 APF Shares which may be issued in connection with APF's acquisition of CNL Fund Advisors, Inc., CNL Financial Services, Inc. and CNL Financial Corp., there are outstanding on the date hereof no options, warrants, calls, rights, commitments or any other agreements of any character to which APF is a party or by which it may be bound, requiring it to issue, transfer, sell, purchase, register, redeem, or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for or acquire any shares of its capital stock. All of the outstanding general partner interests of the Operating Partnership are owned by the OP General Partner, and all of the outstanding limited partner interests of the Operating Partnership are owned by the OP Limited Partnership, and there are outstanding on the date hereof no options, warrants, rights, commitments or any other agreements of any character to which the Operating Partnership or any partner thereof is a party or which it may be bound requiring it to issue, transfer, sell, purchase, register, redeem or acquire any interest in the Operating Partnership.

   6.3 Authorization for Common Stock. The Share Consideration will, when issued, be duly authorized, validly issued, fully paid and nonassessable, and no stockholder of APF will have any preemptive right or similar rights of subscription or purchase in respect thereof. The Share Consideration will be registered under the Securities Act and will be registered or exempt from registration under all applicable state securities laws. The Share Consideration will, when issued, be approved for listing on the NYSE, subject to official notice of issuance.

   6.4 Authorization of Transaction. APF, the OP General Partner and the Operating Partnership have full power and authority (including full corporate and limited partnership, as applicable, power and authority) to execute and deliver this Agreement and to perform their obligations hereunder. The execution, delivery and performance by APF, the OP General Partner and the Operating Partnership of this Agreement have been duly and validly authorized by the boards of directors of APF and the OP General Partner. This Agreement constitutes the valid and legally binding obligation of APF, the OP General Partner and the Operating Partnership, enforceable in accordance with its terms and conditions. None of APF, the OP General Partner or the Operating Partnership needs to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   6.5 Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will
(i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which, APF, the OP General Partner or the Operating Partnership is subject or any provision of APF's or the OP General Partner's articles of incorporation or by-laws or the Operating Partnership's certificate of limited partnership or limited partnership agreement or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which APF, the OP General Partner or the Operating Partnership is a party or by which it is bound or to which any of its assets is subject or (iii) result in the imposition of a Security Interest upon any of its assets.

   6.6 Title to Assets. APF has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of its most recent quarterly report on Form 10-Q.

   6.7 Reports and Financial Statements. APF has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "APF SEC Documents"). All of the APF SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such APF SEC Documents. None of the APF SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed APF SEC Documents. There is no unresolved violation, criticism or exception by any governmental entity of which APF has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to APF could have a Material Adverse Effect on APF. The financial statements of APF included in the APF SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of APF as of the dates thereof and the results of operations and cash flows of APF for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   6.8 Events Subsequent to September 30, 1998. Since September 30, 1998, nothing has occurred which has had or would reasonably be expected to have a Material Adverse Effect on APF.

   6.9 Litigation. Except as publicly disclosed by APF in its APF SEC Documents or on Schedule 1, there is no suit, claim, action, proceeding or investigation pending or, to the Knowledge of APF, threatened against APF or any of its Subsidiaries or any of their respective properties or assets which (a) if adversely determined, could reasonably be expected to have a Material Adverse Effect on APF or (b) as of the date hereof, questions the validity of this Agreement or any action to be taken by APF in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated by this Agreement. Except as publicly disclosed by APF in any APF SEC Document, none of APF or its Subsidiaries is subject to any outstanding order, writ, injunction or decree which, insofar as can be reasonably foreseen in the future, could reasonably be expected to have a Material Adverse Effect on APF or would prevent or delay the consummation of the transactions contemplated hereby.

   6.10 Registration Statement; Proxy Statement. None of the information supplied or to be supplied by APF for inclusion or incorporation by reference in (i) the Registration Statement to be filed by APF with the SEC in connection with the Merger will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) the proxy statement sent by APF to its shareholders pertaining to the Merger will, at the date mailed to shareholders and at the times of the meeting of shareholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to APF, its officers and directors or any of its Subsidiaries should occur which is required to be described in an amendment of, or a supplement to, the Registration Statement or the proxy statement, APF shall promptly so advise the General Partners and such event shall be so described, and such amendment or supplement (which the General Partners shall have a reasonable opportunity to review) shall be promptly filed with the SEC. The Registration Statement will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

   6.11 No Undisclosed Liabilities; Absence of Changes. Except as and to the extent publicly disclosed by APF in its APF SEC Documents or disclosed in
Schedule 1, as of December 31, 1998, to APF's Knowledge, none of APF or its Subsidiaries had any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which are not fully reflected in, reserved against or otherwise described in the consolidated balance sheet of APF and its consolidated Subsidiaries (including the notes thereto) as of such date or which could reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in any reports filed by it with the APF SEC Documents, since December 31, 1998, the business of APF and its Subsidiaries has been carried on only in the ordinary and usual course, to APF's Knowledge, none of APF or its Subsidiaries has incurred any liabilities of any nature, whether or not accrued, contingent or otherwise, and whether due or to become due or asserted or unasserted, which could reasonably be expected to have, and there have been no events, changes or effects with respect to APF or its Subsidiaries Known to APF having or which could reasonably be expected to have, a Material Adverse Effect on APF.

   6.12 Brokers' Fees. Except for the fees and expenses paid to Merrill Lynch & Co. with respect to the delivery of the Fairness Opinion to the Special Committee and in connection with the financial services provided by Salomon Smith Barney, none of APF, the OP General Partner or the Operating Partnership has any Liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

   6.13 Qualification as a REIT. APF is a "real estate investment trust" for federal income tax purposes. The consummation of the transactions contemplated by this Agreement will not cause APF to cease to qualify as a "real estate investment trust" for federal income tax purposes.

   6.14 Compliance with Applicable Law. Except as publicly disclosed by APF in its APF SEC Documents, to APF's Knowledge, it and its Subsidiaries hold all permits, licenses, variances, exemptions, order and approvals of all governmental entities necessary for the lawful conduct of their respective businesses, except for failures to hold such permits, licenses, variances, exemptions, orders and approvals which could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its

APF SEC Documents, to APF's Knowledge, APF and its Subsidiaries are in compliance with the material terms of its permits, except where the failure so to comply could not reasonably be expected to have a Material Adverse Effect on APF. Except as publicly disclosed by APF, the businesses of APF and its Subsidiaries are not, to APF's Knowledge, being conducted in violation of any law, ordinance or regulation of any governmental entity except that no representation or warranty is made in this Section 6.14 with respect to environmental laws and except for violations or possible violations which do not, and, insofar as reasonably can be foreseen, in the future will not, have a Material Adverse Effect on APF. Except as publicly disclosed by APF in its APF SEC Documents, no investigation or review by any governmental entity with respect to APF or its Subsidiaries is pending or, to the Knowledge of APF, threatened, nor, to the Knowledge of APF, has any government entity indicated an intention to conduct the same, other than, in each case, those which APF reasonably believes will not have a Material Adverse Effect on APF.

   6.15 Intellectual Property.

   (a) APF owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of APF as presently conducted. Each item of Intellectual Property owned or used by APF immediately prior to the Closing hereunder will be owned or available for use by APF on identical terms and conditions immediately subsequent to the Closing hereunder. APF has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) APF has not interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and none of APF's directors or officers (or employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that APF must license or refrain from using any Intellectual Property rights of any third party). No third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of APF which are material to the operation of APF's business.

   (c) APF has no patent or registration which has been issued to APF with respect to any of its Intellectual Property.

   (d) Nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of APF's business as presently conducted.

   6.16 Insurance. With respect to each current insurance policy to which APF is a party, a named insured or is otherwise the beneficiary of coverage, to the knowledge of APF: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (iii) neither APF nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (iv) no party to the policy has repudiated any provision thereof.

   6.17 Tenants. To the Knowledge of APF and except as set forth on Schedule 1, no current tenant of a property owned by APF, which as of the date of APF's most recent quarterly report on Form 10-Q represented more than 5% of APF's total revenues, presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   6.18 Disclosure. APF is in compliance in all material respects with its obligation under the Securities Exchange Act to publicly disclose material information in a timely fashion.

                                  ARTICLE VII

               Representations and Warranties Concerning the Fund

   The General Partners and the Fund jointly and severally represent and warrant to APF and the Operating Partnership that the statements contained in this Article VII are correct and complete as of the date hereof, except as set forth in the disclosure schedule delivered by the General Partners and the Fund to APF and the Operating Partnership in accordance with the provisions of
Section 8.14 (the "Disclosure Schedule"). Nothing in the Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Disclosure Schedule identifies the exception with particularity and describes the relevant facts in reasonable detail. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). The Disclosure Schedule will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this Article VII.

   7.1 Organization, Qualification, and Corporate Power. The Fund is a limited partnership duly organized, validly existing, and in good standing under the laws of Florida. The Fund is duly authorized to conduct business and is in good standing under the laws of each jurisdiction where such qualification is required, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Except as set forth in Section 7.1(a) of the Disclosure Schedule, the Fund has full limited partnership power and authority and all licenses, permits, and authorizations necessary to carry on the businesses in which it is engaged and to own and use the properties owned and used by it, except where the failure to so qualify or obtain authorization would not have a Material Adverse Effect on the Fund. Section 7.1(b) of the Disclosure Schedule lists the directors and officers of the corporate General Partner. The General Partners have been made available to APF and the Operating Partnership correct and complete copies of the certificate of limited partnership and the limited partnership agreement of the Fund (as amended to date). The minute books (containing the records of meetings of the stockholders, the board of directors, and any committees of the board of directors), the stock certificate books, and the stock record books of the corporate General Partner and any organizational records of the Fund have been made available to APF and the Operating Partnership and are correct and complete in all material respects. The Fund is not in default under or in violation of any provision of its certificate of limited partnership or limited partnership agreement.

   7.2 Capitalization. All of the outstanding ownership interests in the Fund (the "Fund Interests") consist of (i) one percent in general partnership interests and (ii) 4,500,000 units of limited partnership interests. All of the outstanding Fund Interests have been duly authorized, are validly issued, fully paid, and nonassessable. There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Fund to issue, sell, or otherwise cause to become outstanding any additional ownership interests. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Fund.

   7.3 Authorization of Transaction. The Fund has full power and authority (including full limited partnership power and authority) to execute and deliver this Agreement and, upon the affirmative vote of a majority of the outstanding limited partnership Fund Interests, will have full power and authority (including limited partnership power and authority) to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Fund, enforceable in accordance with its terms and conditions, subject to bankruptcy, insolvency, moratorium and rights of creditors generally. The Fund is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except in connection with federal securities laws and any applicable "Blue Sky" or state securities laws.

   7.4 Noncontravention. Except as set forth in Section 7.4 of the Disclosure Schedule, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Fund is subject or any provision of the certificate of limited partnership or limited partnership agreement of the Fund or (ii) result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice or consent under any agreement, contract, lease, license, instrument, or other arrangement to which the Fund is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Security Interest upon any of its assets).

   7.5 Title to Assets. The Fund has good title to, or a valid leasehold interest in, the properties and assets used by it, located on its premises, or set forth in its most recent quarterly report on Form 10-Q filed with the SEC (the "Most Recent 10-Q") or acquired after the date thereof, free and clear of all Security Interests, except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent 10-Q.

   7.6 Subsidiaries. The Fund does not have any Subsidiaries, operating or otherwise.

   7.7 Reports and Financial Statements. The Fund has filed all required reports, schedules, forms, statements and other documents with the SEC since January 1, 1996 (along with any such documents filed subsequent to the date hereof, the "Fund SEC Documents"). All of the Fund SEC Documents (other than preliminary material), as of their respective filing dates, complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and, in each case, the rules and regulations promulgated thereunder applicable to such Fund SEC Documents. None of the Fund SEC Documents at the time of filing contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later filed Fund SEC Documents. There is no unresolved violation by any governmental entity of which the Fund has received written notice with respect to such entity or statement which, if resolved in manner unfavorable to the Fund could have a Material Adverse Effect on the Fund. The financial statements of the Fund included in the Fund SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, the case of interim financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented, in accordance with the applicable requirements of GAAP, the financial position of the Fund as of the dates thereof and the results of operations and cash flows of the Fund for the periods then ended (subject, in the case of interim financial statements, to normal year-end adjustments).

   7.8 Events Subsequent to the Most Recent 10-Q. Since the date of the Most Recent 10-Q nothing has had a Material Adverse Effect on the Fund. Without limiting the generality of the foregoing, since that date, except as set forth in the appropriately lettered paragraph of Section 7.8 of the Disclosure
Schedule:

   (a) the Fund has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, other than for a fair consideration (as reasonably determined by the General Partners) in the Ordinary Course of Business;

   (b) the Fund has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) involving more than $50,000 except in the Ordinary Course of Business;

   (c) no party (including the Fund) has accelerated, terminated, modified, or canceled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which the Fund is a party or by which it is bound except in the Ordinary Course of Business;

   (d) the Fund has not imposed any Security Interest upon any of its assets, tangible or intangible except in the Ordinary Course of Business;

   (e) the Fund has not made any capital expenditure (or series of related capital expenditures) involving more than $50,000 except in the Ordinary Course of Business;

   (f) the Fund has not made any capital investment in, any loan to, or any acquisition of the securities or assets of any other Person (or series of related capital investments, loans, and acquisitions) outside the Ordinary Course of Business;

   (g) the Fund has not issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation outside the Ordinary Course of Business;

   (h) the Fund has not delayed or postponed the payment of accounts payable and other Liabilities outside the Ordinary Course of Business;

   (i) the Fund has not canceled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business;

   (j) the Fund has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

   (k) there has been no change made or authorized in the certificate of limited partnership or limited partnership agreement of the Fund;

   (l) the Fund has not issued, sold, or otherwise disposed of any ownership interests, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any ownership interests in the Fund;

   (m) the Fund has not declared, set aside, or paid any dividend or made any distribution with respect to its ownership interests (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its ownership interests other than distributions consistent with past practices;

   (n) the Fund has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

   (o) the Fund has not made any loan to, or entered into any other transaction with, any of the General Partners or the directors, officers, or employees of the corporate General Partner outside the Ordinary Course of Business;

   (p) the Fund has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

   (q) the Fund has not made or pledged to make any charitable or other capital contribution outside the Ordinary Course of Business;

   (r) to the Knowledge of the General Partners, there has not been any other material occurrence, event, incident, action, failure to act, or transaction outside the Ordinary Course of Business involving the Fund; and

   (s) the Fund is not under any legal obligation, whether written or oral, to do any of the foregoing.

   7.9 Undisclosed Liabilities. The Fund does not have any Liability (and, to the Knowledge of the General Partners, there is no Basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against it giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law) or which are not in the aggregate material.

   7.10 Legal Compliance. Except as disclosed in the Fund SEC Documents, the Fund has complied in all material respects with all applicable laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings, and charges thereunder), the violation of which could cause a Material Adverse Effect to the Fund, of federal, state, local, and foreign governments (and all agencies thereof), and no action, suit, proceeding, hearing, investigation, charge, complaint, claim, demand, or notice has been filed or commenced against it alleging any failure so to comply.

   7.11 Tax Matters.

   (a) The Fund has filed all material Tax Returns that it was required to file, including, without limitation, any material Tax Returns required to be filed with any state. All such Tax Returns were correct and complete in all material respects. All Taxes owed by the Fund (as shown on any filed Tax Return) have been paid. The Fund currently is not the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Fund does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Security Interests on any of the assets of the Fund that arose in connection with any failure (or alleged failure) to pay any Tax.

   (b) The Fund has withheld and, if due, paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any independent contractor, creditor, Partner, or other third party.

   (c) The General Partners do not expect any authority to assess any additional Taxes for any period for which Tax Returns have been filed. There is no dispute or claim concerning any Tax Liability of the Fund either (A) claimed or raised by any authority in writing or (B) as to which any of the General Partners has Knowledge. Section 7.11(c) of the Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Fund for taxable periods ended on or after December 31, 1996, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The General Partners have made available to APF and the Operating Partnership correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Fund since December 31, 1996.

   (d) The Fund has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

   (e) The Fund has not filed a consent under Code (S)341(f) concerning collapsible corporations. The Fund has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code (S)280G. The Fund has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code (S)6662. The Fund is not a party to any Tax allocation or sharing agreement. The Fund (A) has not been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Fund) or (B) has any Liability for the Taxes of any Person (other than the Fund) under Treas. Reg. (S)1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

   7.12 Real Property.

   Section 7.12(a) of the Disclosure Schedule lists and describes briefly all real property owned, leased or subleased by the Fund. Section 7.12(b) of the Disclosure Schedule lists all leases and subleases to which the Fund is a party, and the General Partners have made available to APF correct and complete copies of all such leases and subleases (as amended to date). With respect to each lease and sublease listed in Section 7.12(b) of the Disclosure Schedule:

   (a) the lease or, to the Knowledge of the General Partners, the sublease is legal, valid, binding, enforceable, and in full force and effect, except as may be affected by bankruptcy, insolvency, moratorium and the rights of creditors generally;

   (b) no consent is required with respect to the lease or sublease as a result of this Agreement, and the actions contemplated by this Agreement will not result in the change of any terms of the lease or sublease or otherwise affect the ongoing validity of the lease or sublease;

   (c) no party to the lease or sublease is in breach or default, and no event has occurred which, with notice or lapse of time, would constitute a breach or default or permit termination, modification, or acceleration thereunder;

   (d) no party to the lease or, to knowledge of the General Partners, sublease has repudiated any provision thereof;

   (e) there are no disputes, oral agreements, or forbearance programs in effect as to the lease or, to the Knowledge of the General Partners, sublease;

   (f) the Fund has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the leasehold or subleasehold;

   (g) all facilities leased or subleased thereunder have received all approvals of governmental authorities (including licenses and permits) required by the Fund in connection with the operation thereof and, to the Knowledge of the General Partners, have been operated and maintained in all material respects in accordance with applicable laws, rules, and regulations; and

   (h) all facilities leased or subleased thereunder are supplied with utilities and other services necessary for the operation of said facilities.

   7.13 Intellectual Property.

   (a) The Fund owns or has the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property used in the operation of the businesses of the Fund as presently conducted. Each item of Intellectual Property owned or used by the Fund immediately prior to the Closing hereunder will be owned or available for use by the Fund on identical terms and conditions immediately subsequent to the Closing hereunder. The Fund has taken all necessary action to maintain and protect each item of Intellectual Property that it owns or uses.

   (b) The Fund has not Knowingly interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and neither the General Partners nor any of the corporate General Partner's directors and officers (and employees with responsibility for Intellectual Property matters) has ever received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Fund must license or refrain from using any Intellectual Property rights of any third party). To the Knowledge of the General Partners, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Fund which are material to the operation of the Fund's business.

   (c) The Fund has no patent or registration which has been issued to the Fund with respect to any of its Intellectual Property.

   (d) Section 7.13(d) of the Disclosure Schedule identifies each item of Intellectual Property that any third party owns and that the Fund uses pursuant to license, sublicense, agreement, or permission. The General

Partners have made available to APF and the Operating Partnership correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date).

   (e) To the Knowledge of the General Partners, nothing will interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of the Fund's business as presently conducted.

   7.14 Tangible Assets. The Fund owns or leases all buildings, machinery, equipment, and other tangible assets used in the conduct of its business as presently conducted. Each such tangible asset is free from all material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it presently is used. The Most Recent Balance Sheet sets forth all of the assets, in the opinion of the General Partners, necessary to conduct the Fund's business as it is currently being conducted.

   7.15 Contracts. Section 7.15 of the Disclosure Schedule lists all of the following types of contracts and other agreements to which the Fund is a party:

   (a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $25,000 per annum;

   (b) any agreement concerning a partnership or joint venture;

   (c) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation or under which it has imposed a Security Interest on any of its assets, tangible or intangible;

   (d) any agreement concerning confidentiality or noncompetition;

   (e) any agreement with any General Partner or any of their Affiliates (other than the Fund);

   (f) any agreement under which it has advanced or loaned any amount to any of the General Partners or the corporate General Partner's directors, officers, and employees outside the Ordinary Course of Business; or

   (g) any agreement under which the consequences of a default or termination could have a Material Adverse Effect.

   The General Partners have made available to APF and the Operating Partnership a correct and complete copy of each written agreement listed in
Section 7.15 of the Disclosure Schedule (as amended to date) which is not included as an exhibit to a Fund SEC Document and a written summary setting forth the terms and conditions of each oral agreement referred to in Section
7.15 of the Disclosure Schedule. With respect to each agreement set forth in
Section 7.15 of the Disclosure Schedule or filed as an exhibit to a Fund SEC
Document: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (B) the agreement will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby (except as may be affected by bankruptcy, insolvency, moratorium or the rights of creditors generally); (C) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under the agreement; and (D) no party has repudiated any provision of the agreement.

   7.16 Notes and Accounts Receivable. All notes and accounts receivable of the Fund are reflected properly on its books and records, are valid receivables subject to no setoffs or counterclaims, and are current and collectible in accordance with their terms at their recorded amounts, subject only to the reserve for bad debts set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Fund.

   7.17 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Fund.

   7.18 Insurance. Section 7.18 of the Disclosure Schedule sets forth the following information with respect to each insurance policy (including policies providing property, casualty, liability, and workers' compensation coverage and bond and surety arrangements) to which the Fund has been a party, a named insured, or otherwise the beneficiary of coverage at any time within the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets): (i) the name, address, and telephone number of the agent; (ii) the name of the insurer, the name of the policyholder, and the name of each covered insured; and (iii) the policy number and the period of coverage. With respect to each current insurance policy, to the Knowledge of the General Partners and the Fund: (A) the policy is legal, valid, binding, enforceable, and in full force and effect; (B) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby; (C) neither the Fund nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; and (D) no party to the policy has repudiated any provision thereof. The Fund has been covered during the past five years (or such lesser periods as the Fund has actively engaged in business or owned any material assets) by insurance in scope and amount customary and reasonable for the businesses in which it has engaged during the aforementioned period. Section 7.18 of the Disclosure Schedule describes any self-insurance arrangements affecting the Fund.

   7.19 Litigation. Section 7.19 of the Disclosure Schedule sets forth each instance, not already disclosed in the Fund SEC Documents, in which the Fund
(i) is subject to any outstanding injunction, judgment, order, decree, ruling, or charge or (ii) is a party to or, to its Knowledge, is threatened to be made a party to any action, suit, proceeding, hearing, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator. None of the actions, suits, proceedings, hearings, and investigations set forth in Section
7.19 of the Disclosure Schedule or the Fund SEC Documents could result in any Material Adverse Effect on the Fund. None of the General Partners has any reason to believe that any additional such action, suit, proceeding, hearing, or investigation may be brought or threatened against the Fund.

   7.20 Tenants. To the Knowledge of any of the General Partners, no current tenant of a property owned by the Fund presently intends to materially change its relationship with the owner of the property, either due to the transactions contemplated hereby or otherwise.

   7.21 Employees. The Fund does not have and has never had any employees, officers or directors. The Fund is not and has never been a party to or had any liability with respect to any Employee Benefit Plan.

   7.22 Guaranties. The Fund is not a guarantor of and is not otherwise liable for any liability or obligation (including indebtedness) of any other Person.

   7.23 Registration Statement. The information furnished by the Fund for inclusion in the Registration Statement will not, as of the effective date of the Registration Statement, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

   7.24 Environmental Matters. The Fund is currently in compliance with all material environmental laws, ordinances, regulations and orders applicable to its business or properties, and, to the Knowledge of the General Partners, the tenants' present uses of the Fund's properties, whether leased or owned, do not materially violate any such laws, ordinances, regulations or orders. The Fund is not subject to any Liability or claim in connection with any environmental law or any use, treatment, storage or disposal of any hazardous substance or material or pollutant or any spill, leakage, discharge or release of any hazardous substance or material or pollutant as a result of having owned or operated any business prior to the Effective Time, which if a violation existed would have a Material Adverse Effect on the Fund.

   7.25 Vote Required. The affirmative vote of at least a majority of the outstanding Fund Interests is the only vote of any security holder in the Fund (under applicable law or otherwise) required to approve the Merger, this Agreement and the other transactions contemplated hereby.

   7.26 Disclosure. The representations and warranties contained in this
Article VII do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Article VII not misleading.

                                  ARTICLE VIII
                             Pre-Closing Covenants

   The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

   8.1 General. Each of the Parties will use its reasonable best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Article X below).

   8.2 Notices and Consents. The General Partners shall give any notices to third parties and obtain any third party consents referred to in Sections 5.1, 5.2, 7.3 and 7.4 above and the related sections of the Disclosure Schedule. APF, the OP General Partner and the Operating Partnership shall give any notices to third parties and obtain any third party consents referred to in Sections 6.4 and 6.5 above. Each of the Parties shall give any notices to, make any filings with, and use its reasonable best efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in Sections 5.1, 6.4 and
7.3 above.

   8.3 Maintenance of Business; Prohibited Acts. During the period from the date of this Agreement to the Effective Time, the General Partners will not, and will not cause the Fund to, take any action that adversely affects the ability of the Fund (i) to pursue its business in the ordinary course, (ii) to seek to preserve intact its current business organizations, and (iii) to preserve its relationships with its tenants; and the General Partners will not allow the Fund to, without the OP General Partner's prior written consent, which consent shall not be unreasonably withheld:

   (a) issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, delivery, sale, disposition or pledge or other encumbrance of (i) any additional ownership interests (including the Fund Interests), or any securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any of its ownership interests or any other securities or rights convertible into, exchangeable for or evidencing the right to subscribe for any of its ownership interests, or (ii) any other securities in respect of, in lieu of or in substitution for the Fund Interests outstanding on the date hereof;

   (b) redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any of its outstanding securities (including the Fund Interests);

   (c) split, combine, subdivide or reclassify any of its ownership interests or otherwise make any payments to the Partners; provided, however, that nothing shall prohibit: (i) the payment of any ordinary distribution in respect of its ownership interests at such times and in such manner and amount as may be consistent with the Fund's past practice (which in any event shall include any and all compensation paid or payable or expenses reimbursed or reimbursable for the period from December 31, 1998 through the Effective Time, to the extent not otherwise paid or distributed to the Partners), or (ii) any distribution of property necessary for the representation and warranty set forth in Section
7.11 to be true and correct;

   (d) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

   (e) make any acquisition, by means of merger, consolidation or otherwise, of any direct or indirect ownership interest in or assets comprising any business enterprise or operation outside the Ordinary Course of Business;

   (f) other than as may be necessary to consummate the Merger, adopt any amendments to its certificate of limited partnership or limited partnership agreement;

   (g) incur any indebtedness for borrowed money or guarantee such indebtedness or agree to become contingently liable, by guaranty or otherwise, for the obligations or indebtedness of any other person or make any loans, advances or capital contributions to, or investments in, any other corporation, any partnership or other legal entity or to any other persons, outside the Ordinary Course of Business;

   (h) engage in the conduct of any business the nature of which is materially different from the business in which the Fund is currently engaged;

   (i) enter into any agreement providing for acceleration of payment or performance or other consequence as a result of a change of control of the Fund;

   (j) forgive any indebtedness owed to the Fund or convert or contribute by way of capital contribution any such indebtedness owed;

   (k) authorize or enter into any agreement providing for management services to be provided by the Fund to any third party or an increase in management fees paid by any third party under existing management agreements;

   (l) mortgage, pledge, encumber, sell, lease or transfer any material assets of the Fund except as contemplated by this Agreement;

   (m) authorize or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

   (n) perform any act or omit to take any action that would make any of the representations made above inaccurate or materially misleading as of the Effective Time.

   8.4 Full Access. The General Partners shall permit representatives of APF and the OP General Partner to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of the Fund to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to the Fund. APF, the OP General Partner and the Operating Partnership shall permit representatives of the General Partners and the Fund to have full access at all reasonable times, and in a manner so as not to interfere with the normal business operations of APF and the Operating Partnership to all premises, properties, personnel, books, records (including Tax records), contracts, and documents of or pertaining to APF, the OP General Partner and the Operating Partnership. The Parties agree that any information obtained in connection with the exercise of their rights pursuant to this Section 8.4 shall be Confidential Information for purposes of this Agreement.

   8.5 Notice of Developments. Each Party will give prompt written notice to the others of any material adverse development causing a breach of any of its own representations and warranties in Articles V, VI or VII above, as applicable. No disclosure by any Party pursuant to this Section 8.5, however, shall be deemed to amend or supplement the Disclosure Schedule or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

   8.6 Reorganization. From and after the date hereof and prior to the Effective Time, except for the transactions contemplated or permitted herein, each of APF, the Operating Partnership, the General Partners and the Fund shall use reasonable efforts to conduct its business and file Tax Returns in a manner that would not jeopardize the qualification of APF after the Effective Time as a real estate investment trust as defined within Section 856 of the Code.

   8.7 Fund Partner Approval. The General Partners hereby agree to vote the Fund Interests owned by them in favor of this Agreement and the transactions contemplated hereby and agree, subject to the satisfaction of their fiduciary duties as general partners under Florida law, as reasonably determined by the General Partners, to recommend that the limited Partners of the Fund vote their Fund Interests in favor of this Agreement and the transactions contemplated hereby.

   8.8 Delivery of Certain Financial Statements.

   (a) In addition to disclosure in Fund SEC Documents required to be filed by the Fund, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, the Fund shall provide to APF and the OP General Partner with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by the Fund and each of the General Partners that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of the Fund as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   (b) In addition to disclosure in APF SEC Documents required to be filed by APF, promptly after they are available, and in any event not later than the tenth business day prior to the Closing Date, APF shall provide to the Fund and the General Partners with (i) true and correct copies of its unaudited consolidated balance sheet as of the most recently completed calendar quarter and (ii) true and correct copies of its unaudited balance sheet as of the last day of each month occurring after the date hereof and prior to the Closing Date and the related unaudited statements of income and cash flows for the year to date ending on the last day of each such month. Delivery of such financial statements shall be deemed to be a representation by APF that such balance sheets (including the related notes, if any) present fairly, in all material respects, the financial position of APF as of their respective dates, and the other related statements (including the related notes, if any) included therein present fairly, in all material respects, the results of its operations and cash flows for the respective periods or as of the respective dates set forth therein, all in conformity with GAAP consistently applied during the periods involved, except as otherwise stated in the notes thereto, subject to normal year-end audit adjustments.

   8.9 State Takeover Statutes. APF, the APF Board of Directors, the Operating Partnership, the Fund and the General Partners shall (i) take all action necessary so that no "fair price," "business combination," "moratorium," "control share acquisition" or any other anti-takeover statute or similar statute enacted under state or federal laws of the United States or similar statute or regulation, including without limitation, the control share acquisition provisions of Section 3-701 et seq. of the Maryland GCL and the business combination provisions of Section 3-601 et seq of the Maryland GCL (each, a "Takeover Statute"), is or becomes applicable to the Merger, this Agreement or any of the other transactions contemplated by this Agreement, and
(ii) if any Takeover Statute becomes applicable to the Merger, this Agreement or any other transaction contemplated by this Agreement, take all action necessary to minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

   8.10 Exclusivity. None of the General Partners shall solicit, initiate, or encourage the submission of any proposal or offer from any Person relating to the acquisition of any capital stock or other voting securities or any substantial portion of the assets of the Fund (including any acquisition structured as a merger, consolidation, or share exchange). The General Partners shall notify APF and the Operating Partnership immediately if any Person makes any proposal, offer, inquiry, or contact with respect to any of the foregoing.

   8.11 Listing. APF shall effect, at or before the issuance of any APF Common Shares issued as Share Consideration pursuant to Article IV, authorization for listing or quotation of such APF Common Shares on the NYSE, subject to official notice of issuance.

   8.12 Maintenance of APF's Business. During the period from the date of this Agreement to the Effective Time, APF will not take any action that adversely affects the ability of APF (i) to pursue its business in the ordinary course,
(ii) to seek to preserve intact its current business organizations (iii) to preserve its relationships with its tenants and (iv) will not take any action to affect it status as a REIT for federal income tax purposes.

   8.13 Registration of Share Consideration. APF shall cause the Registration Statement to become effective prior to the Closing Date.

   8.14 Delivery and Approval of Disclosure Schedule and Schedule 1. Within fifteen (15) business days after the date of this Agreement the General Partners shall deliver to APF the Disclosure Schedule and APF shall deliver to the General Partners Schedule 1. Within fifteen (15) business days after APF receives the Disclosure Schedule it shall give the General Partners notice either that the disclosures in the Disclosure Schedule are, as to substance, satisfactory to APF, in its sole and absolute discretion, or that they are not satisfactory and that APF terminate this Merger Agreement pursuant to Section
11.2. Likewise, within fifteen (15) business days after the General Partners receive Schedule 1, the General Partners shall give APF notice either that the disclosures in Schedule 1 are, as to substance, satisfactory to them, in their sole and absolute discretion, or that they are not satisfactory and that such General Partners terminate the Agreement pursuant to Section 11.2. In the case of both APF and the General Partners, the failure of either to give the notice specified above within the applicable fifteen (15) business day period shall constitute approval of the Disclosure Schedule or Schedule 1, as applicable.

   8.15 Certain Acquisitions. APF or its Subsidiaries shall acquire CNL Fund Advisors, Inc., CNL Financial Corp. and CNL Financial Services, Inc. (collective, the "CNL Restaurant Services Group") substantially in accordance with the terms and conditions set forth in their respective merger agreements dated on or about the date hereof or such other terms that are mutually agreed to by the parties.

                                   ARTICLE IX

                             Post-Closing Covenants

   The Parties agree as follows with respect to the period following the
Closing:

   9.1 General. In the event that at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under Article XII below). The General Partners acknowledge and agree that from and after the Closing, the Surviving Partnership will be entitled to possession of all documents, books, records (including Tax records), agreements, and financial data of any sort relating to the Fund.

   9.2 Litigation Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Fund, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Article XII below).

   9.3 Transition. The General Partners will not take any action that is designed or intended to have the effect of discouraging any tenant, lessor, licensor, customer, supplier, or other business associate of the Fund from maintaining the same business relationships with the Surviving Partnership after the Closing as it maintained with the Fund prior to the Closing.

   9.4 Confidentiality.

   (a) The General Partners and the Fund will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to APF or the OP General Partner, as applicable, or destroy, at the request and option of APF or the OP General Partner, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. In the event that any of the General Partners or the Fund is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, such General Partner or the Fund, as applicable, will notify APF or the OP General Partner, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, such General Partner or the Fund is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then such General Partner or the Fund, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that such General Partner or the Fund, as applicable, shall use its best efforts to obtain, at the request of APF or the OP General Partner, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as APF or the OP General Partner, as applicable, shall designate.

   (b) APF, the OP General Partner and the Operating Partnership will treat and hold as such all of the Confidential Information, refrain from using any of the Confidential Information except in connection with this Agreement, and, if the Closing does not occur, deliver promptly to the Fund General Partners, as applicable, or destroy, at the request and option of the Fund or the General Partners, as applicable, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. Prior to the Closing and if the Closing does not occur, in the event that any of APF, the OP General Partner or the Operating Partnership is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, APF, the OP General Partner or the Operating Partnership, as applicable, will notify the Fund or the General Partners, as applicable, promptly of the request or requirement so that such Party may seek an appropriate protective order or waive compliance with the provisions of this
Section 9.4. If, in the absence of a protective order or the receipt of a waiver hereunder, APF, the OP General Partner or the Operating Partnership is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, then APF, the OP General Partner or the Operating Partnership, as applicable, may disclose the Confidential Information to such tribunal; provided, however, that APF, the OP General Partner or the Operating Partnership, as applicable, shall use its best efforts to obtain, at the request of the Fund or the General Partners, as applicable, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Fund or the General Partners, as applicable, shall designate.

   9.5 Covenant Not to Compete. Unless employed by the Surviving Partnership or APF after the Closing, for a period of three years from and after the Closing Date, none of the General Partners will engage directly or indirectly in any business serving the restaurant industry that the Surviving Partnership or APF conducts as of the Closing Date, except existing restaurant businesses and properties currently owned or advised by affiliates of CNL Group, Inc., including CNL Advisory Services, Inc. In addition, and not in lieu of the foregoing, for a period of three years from and after the Closing Date, James
M. Seneff, Jr. hereby covenants and agrees not to engage or participate, directly or indirectly, as principal, agent, executive, employee, employer, consultant, stockholder, partner or in any other individual capacity whatsoever, in the conduct or management of, or own any stock or any other equity investment in or debt of, any business that relates to the ownership, acquisition or development of "restaurant operations"; provided, however, for the purposes of this Agreement, "restaurant operations" shall not include the ownership, acquisition or development of hotel and health care properties that contain restaurant operations and those entities set forth on Schedule 9.5, and provided further, the noncompetition covenant shall not operate to preclude Mr. Seneff's ownership of APF Common Shares and of up to 5% of the equity securities of companies whose common stock is publicly traded that are engaged in owning, operating, franchising or making are engaged in owning, operating, franchising or making loans to restaurants and restaurant companies. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 9.5 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

   9.6 Tax Matters.

   (a) If there is an adjustment to any item reported on a pre-closing Tax Return that results in an increase in the Taxes payable by the Fund or any of the General Partners, and such adjustment results in a corresponding adjustment to items reported on a post-closing Tax Return with the result that the Taxes payable either by APF, any of its Subsidiaries, or by any consolidated group of companies of which APF or any Subsidiary are then members are reduced, or a refund of Taxes is increased, then any APF Indemnity Claim that the General Partners or Fund owes APF or the Operating Partnership pursuant to Article XII below shall be reduced by the amount by which such Taxes are reduced or such refunds are increased.

   (b) Any refund or credit of Taxes (including any statutory interest thereon) received by APF or any of its Subsidiaries attributable to periods ending on or prior to or including the Closing Date that were paid by the Fund pursuant to this Agreement shall reduce any APF Indemnity Claim that the General Partners or the Fund owes APF pursuant to Article XII below by an amount equal to the amount of such refund or credit.

   (c) In the event that APF or any of its Subsidiaries receives notice, whether orally or in writing, of any pending or threatened federal, state, local or foreign tax examinations, claims settlements, proposed adjustments or related matters with respect to Taxes that could affect the Fund or the General Partners, or if the Fund or any of the General Partners receives notice of such matters that could affect APF or any of its Subsidiaries, the party receiving such notice shall notify in writing the potentially affected party within ten
(10) days thereof. The failure of either party to give the notice required by this Section shall not impair such party's rights under this Agreement except to the extent that the other party demonstrates that it has been damaged thereby.

   (d) The General Partners shall have the responsibility for, and shall be entitled, at their expense, to contest, control, compromise, reasonably settle or appeal all proceedings with respect to pre-closing Taxes.

                                   ARTICLE X

                       Conditions to Obligation to Close

   10.1 Conditions to Each Party's Obligation. The respective obligations of APF, the OP General Partner, the Operating Partnership, the Fund and the General Partners to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions, which conditions may be waived upon the written consent of APF and the General Partners:

   (a) Governmental Approvals and Consents. The Parties shall have received all other authorizations, consents, and approvals of governments and governmental agencies referred to in Sections 5.1, 6.4, and 7.3 above.

   (b) No Injunction or Proceedings. There shall not be any action, suit, or proceeding pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would, in the reasonable judgment of APF or the General Partners, (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (C) materially adversely affect the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect).

   (c) No Suspension of Trading, Etc. At the Effective Time, there shall be no declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war or other international, armed hostility or national calamity directly or indirectly involving the United States, which war, hostility or calamity (or any material acceleration or worsening thereof), in the sole judgment of APF, would have a Material Adverse Effect on the Fund or, in the sole judgment of any of the General Partners, would have a Material Adverse Effect on APF.

   (d) Shareholder/Partner Approvals. The stockholders of APF shall have approved APF's Amended and Restated Articles of Incorporation in the form attached hereto as Exhibit A, and the Partners of the Fund shall have approved the Merger Proposal, amendments to the partnership agreement, if any.

   (e) Registration of Share Consideration. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings by the SEC seeking a stop order.

   10.2 Conditions to Obligation of APF, the OP General Partner and the Operating Partnership. The obligations of APF, the OP General Partner and the Operating Partnership to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) the General Partners and the Fund shall have delivered to APF and the OP General Partner a certificate to the effect that:

     (i) the representations and warranties set forth in Article V and
  Article VII above are true and correct in all material respects at and as of the Closing Date;

     (ii) the General Partners and the Fund have performed and complied with all of their covenants hereunder in all material respects at and as of the Closing Date;

     (iii) the General Partners and the Fund have procured all of the material third-party consents specified in, respectively, Section 5.2 and
  Section 7.4 above and the related sections of the Disclosure Schedule; and

     (iv) no action, suit, or proceeding is pending or, to their Knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or
  (C) affect adversely the right of the Surviving Partnership to own its assets and to operate its businesses (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

Notwithstanding the foregoing, APF's obligation to close as a result of a breach of the representations and warranties contained in Section 7.24 shall be governed solely by Section 10.2(e) below.

   (b) since December 31, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of the Fund, such determination to be made in the reasonable discretion of APF;

   (c) APF and the Operating Partnership shall have received an opinion dated as of the Closing Date from Baker and Hostetler LLP, counsel to the General Partners and the Fund, taken as a whole, in form and substance reasonably satisfactory to APF and the Operating Partnership;

   (d) APF shall have received the Disclosure Schedule and approved it in accordance with Section 8.14;

   (e) There shall not exist an unlawful environmental condition on one or more properties owned by the Fund, which in the opinion of a mutually acceptable environmental engineer or consultant, would require APF to expend in excess of $4,320,947 in order to remediate such unlawful environmental condition and cause the subject property or properties to comply with applicable environmental laws, ordinances, regulations or orders; and

   (f) If each of the CNL Income Funds approves its respective Proposed Acquisition, Merrill Lynch & Co. shall not have withdrawn its Fairness Opinion issued in connection with the Merger. If a Proposed Acquisition is not approved by the applicable CNL Income Fund, then the Special Committee of the Board of Directors of APF shall have received a fairness opinion addressed to APF and its stockholders from Merrill Lynch & Co. as to the fairness of the Proposed Acquisitions that were approved by the respective CNL Income Fund, including the consideration to be paid in connection therewith, to APF and its stockholders from a financial point of view.

   APF, the OP General Partner and the Operating Partnership may waive any condition specified in this Section 10.2 if they execute a writing so stating at or prior to the Closing.

   10.3 Conditions to Obligation of the General Partners and the Fund. The obligations of the General Partners and the Fund to consummate the transactions to be performed by them in connection with the Closing are subject to satisfaction on or prior to December 31, 1999 of the following conditions:

   (a) APF, the OP General Partner and the Operating Partnership shall have delivered to the General Partners and the Fund a certificate to the effect that:

     (i) the representations and warranties set forth in Article VI above are true and correct in all material respects at and as of the Closing Date;

     (ii) APF, the OP General Partner and the Operating Partnership have performed and complied with all of their covenants hereunder in all material respects through the Closing; and

     (iii) no action, suit, or proceeding is pending or, to their knowledge, threatened before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (A) prevent consummation of any of the transactions contemplated by this Agreement or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge is in effect);

   (b) APF shall have delivered to the Fund for distribution to the Partners the Share Consideration pursuant to Section 4.2 and, as applicable, the cash and Notes pursuant to Section 4.4;

   (c) since September 30, 1998, there shall not have occurred any material adverse changes in the business, properties, operations or condition (financial or otherwise) of APF;

   (d) APF shall have acquired the CNL Restaurant Services Group;

   (e) the General Partners shall have received Schedule 1 and approved it in accordance with Section 8.14;

   (f) the APF Common Shares shall have been approved for listing on the NYSE subject to official notice of issuance;

   (g) the General Partners shall have received an opinion dated as of the Closing Date from Shaw Pittman Potts & Trowbridge, counsel to APF and the Operating Partnership, in form and substance reasonably satisfactory to the General Partners; and

   (h) Legg Mason Wood Walker Incorporated shall not have withdrawn the Fund Fairness Opinion.

   The General Partners and the Fund may waive any condition specified in this
Section 10.3 if they execute a writing so stating at or prior to the Closing.

                                  ARTICLE XI

                                  Termination

   11.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, before or after the approval by the General Partners, the limited partners of the Fund, the OP General Partner or the stockholders of APF, respectively, either by the mutual written consent of APF, the OP General Partner and the General Partners or by mutual action of the General Partners and the Boards of Directors of each of the corporate General Partner and the OP General Partner and the Special Committee.

   11.2 Termination by Individual Parties. This Agreement may be terminated and the Merger may be abandoned (a) by action of the Special Committee and the Board of Directors of the OP General Partner in the event of a failure of a condition to the obligations of APF and the Operating Partnership set forth in
Section 10.2 of this Agreement; (b) by the General Partners in the event of a failure of a condition to the obligations of General Partners or the Fund set forth in Section 10.3 of this Agreement; (c) any Party if the Merger shall not have occurred by December 31, 1999 or (d) if a United States federal or state court of competent jurisdiction or United States federal or state governmental agency shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, in the case of a termination pursuant to clause (a) or (b) above, that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure referred to in said clause.

   11.3 Effect of Termination and Abandonment. In the event of termination of this Agreement and abandonment of the Merger pursuant to this Article XI, no Party hereto (or any of its directors or officers) shall have any liability or further obligation to any other Party to this Agreement, except that nothing herein will relieve any Party from liability for any breach of this Agreement or the obligations set forth in Sections 9.4 and 13.11.

                                  ARTICLE XII

                                Indemnification

   12.1 Indemnity Obligations of the General Partners and the Fund. Subject to Sections 12.5 and 12.6 hereof, each of the General Partners severally, in accordance with its percentage interest in the Share Consideration and limited in amount to the value of the APF Common Shares received by it, based upon the average per share closing price of the APF Common Shares for the first twenty trading days after the APF Common Shares are listed on NYSE (the "20 Day Average Price"), agree to indemnify and hold APF, the OP General Partner and the Surviving Partnership harmless from, and to reimburse APF, the OP General Partner and the Surviving Partnership for, any APF Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "APF Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, obligation, suit, action, fee, cost, or expense of any nature whatsoever resulting from (i) any breach of any representation and warranty of any of the General Partners or the Fund which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or any failure to perform, any of the covenants, agreements, or undertakings of any of the General Partners or the Fund which are contained in or made pursuant to this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this Section 12.1.

   12.2 Indemnity Obligations of APF, the OP General Partner and the Operating Partnership. Subject to Sections 12.5 and 12.6 hereof, APF, the OP General Partner and the Operating Partnership (including in its capacity as the Surviving Partnership) hereby jointly and severally agree to indemnify and hold each of the General Partners and the Fund harmless from, and to reimburse each of the General Partners and the Fund for, any Fund Indemnity Claims arising under the terms and conditions of this Agreement. For purposes of this Agreement, the term "Fund Indemnity Claim" shall mean any loss, damage, deficiency, claim, liability, suit, action, fee, cost, or expense of any nature whatsoever incurred by any of the General Partners or the Fund resulting from
(i) any breach of any representation and warranty of APF, the OP General Partner or the Operating Partnership which is contained in this Agreement or any Schedule, Exhibit, or certificate delivered pursuant hereto; (ii) any breach or non-fulfillment of, or failure to perform, any of the covenants, agreements, or undertakings of APF, the OP General Partner and the Operating Partnership which are contained in or made pursuant to the terms and conditions of this Agreement; and (iii) all interest, penalties, costs, and expenses (including, without limitation, all reasonable fees and disbursements of counsel) arising out of or related to any indemnification made under this
Section 12.2.

   12.3 Appointment of Representative. James M. Seneff, Jr. is hereby appointed as the exclusive agent of the General Partners and the Fund to act on their behalf with respect to any and all Fund Indemnity Claims and any and all APF Indemnity Claims arising under this Agreement or such other representative as may be hereafter appointed by the General Partners. Such agent is herein referred to as the "Representative." The Representative shall take, and the General Partners agree that the Representative shall take, any and all actions which the Representative believes are necessary or appropriate under this Agreement for and on behalf of the General Partners and the Fund, as fully as if such parties were acting on their own behalf, including, without limitation, asserting Fund Indemnity Claims against APF, the OP General Partner and the Operating Partnership, defending all APF Indemnity Claims, consenting to, compromising, or settling all Fund Indemnity Claims and APF Indemnity Claims, conducting negotiations with APF, the OP General Partner and the Operating Partnership and their representatives regarding such claims, taking any and all other actions specified in or contemplated by this Agreement and engaging counsel, accountants, or other representatives in connection with the foregoing matters. APF, the OP General Partner and the Operating Partnership shall have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement, all of which actions or omissions shall be legally binding upon each of the General Partners and the Fund. The Representative, acting pursuant to this Section 12.3, shall not be liable to any of the General Partners or the Fund for any act or omission, except in connection with any act or omission that was the result of the Representative's bad faith or gross negligence.

   12.4 Notification of Claims. Subject to the provisions of Section 12.5, in the event of the occurrence of an event which any Party asserts constitutes an APF Indemnity Claim or a Fund Indemnity Claim, as applicable, such Party shall provide the indemnifying party with prompt notice of such event and shall otherwise make available to the indemnifying party all relevant information which is material to the claim and which is in the possession of the indemnified party. If such event involves the claim of any third party (a "Third-Party Claim"), the indemnifying party shall have the right to elect to join in the defense, settlement, adjustment, or compromise of any such Third-Party Claim, and to employ counsel to assist such indemnifying party in connection with the handling of such claim, at the sole expense of the indemnifying party, and no such claim shall be settled, adjusted or compromised, or the defense thereof terminated, without the prior consent of the indemnifying party unless and until the indemnifying party shall have failed, after the lapse of a reasonable period of time, but in no event more than 30 days after written notice to it of the Third-Party Claim, to join in the defense, settlement, adjustment, or compromise of the same. An indemnified party's failure to give timely notice or to furnish the indemnifying party with any relevant data and documents in connection with any Third-Party Claim shall not constitute a defense (in part or in whole) to any claim for indemnification by such Party, except and only to the extent that such failure shall result in any material prejudice to the indemnifying party. Any indemnifying party may elect, at such Party's sole expense, to assume control of the defense, settlement, adjustment, or compromise of any Third-Party Claim, with counsel reasonably acceptable to the indemnified parties, insofar as such claim relates to the liability of the indemnifying party, provided that such indemnifying party shall obtain the consent of all indemnified parties before entering into any settlement, adjustment, or compromise of such claims, or ceasing to defend against such claims, unless such settlement is a cash settlement and contains an unconditional release of the indemnified party from all existing and future claims with respect to the matter being contested. In connection with any Third-Party Claim, the indemnified party, or the indemnifying party if it has assumed the defense of such claim pursuant to the preceding sentence, shall diligently pursue the defense of such Third-Party Claim.

   12.5 Survival. All representations and warranties, and, except as otherwise provided in this Agreement, all covenants and agreements of the parties contained in or made pursuant to this Agreement, and the rights of the parties to seek indemnification with respect thereto, shall survive until eighteen months from the Closing Date; provided, however, the representations and warranties contained in Sections 6.2, 6.3 and 7.11 shall survive until the expiration of the applicable statute of limitations with respect to the matters covered thereby. No claim shall be made after the applicable survival period.

   12.6 Limitations. Notwithstanding the foregoing, any claim by an indemnified party against any indemnifying party under this Agreement shall be payable by the indemnifying party only in the event, and to the extent, that the accumulated amount of the claims in respect of such indemnifying party's obligations to indemnify under this Agreement shall and the other claims described in Article XIII exceed in the aggregate the dollar amount specified in Article XIII. As to APF Indemnity Claims, the liability of each General Partner shall be limited as provided in Article XIII.

   12.7 Exclusive Provisions; No Rescission. Except as set forth in this Agreement, no Party hereto is making any representation, warranty, covenant, or agreement with respect to the matters contained herein. Anything herein to the contrary notwithstanding, no breach of any representation, warranty, covenant, or agreement contained herein or in any certificate or other document delivered pursuant hereto relating to the Merger shall give rise to any right on the part of any Party hereto, after the consummation of the Merger, to rescind this Agreement or the transactions contemplated by this Agreement. Following the consummation of the Merger, the rights of the Parties under the provisions of this Article XII shall be the sole and exclusive remedy available to the Parties with respect to claims, assertions, events, or proceedings arising out of or relating to the Merger.

                                  ARTICLE XIII

                            Limitation of Liability

   13.1 Threshold. Notwithstanding anything to the contrary stated in this Agreement, in no event (i) shall the General Partners or any of them have any liability to APF and/or the OP General Partner and the Surviving Partnership on account of any APF Indemnity Claim or for any claim for breach of warranty or for misrepresentation, or any other claim whatsoever arising under this Agreement or in connection with the transaction contemplated herein (individually a "Claim" and collectively, "Claims") or for any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever directly resulting from Claims (collectively, "Losses") unless, until and only to the extent that the accumulated amount of all Losses exceeds the amount of $432,095 in the aggregate (the "Threshold") nor (ii) shall the individual or aggregate liability of the General Partners on account of Claims and Losses exceed the value of APF Common Shares actually issued to the General Partners in the Merger valued at the 20 Day Average Price. To the extent that any Claim is asserted against more than one General Partner, each General Partner shall be liable only for such General Partner's proportionate share of the Claim based on the percentage that the APF Common Shares received by such General Partner in the Merger is of the total APF Commons Shares comprising the Share Consideration. Any Claim against a General Partner, including an APF Indemnity Claim, may be satisfied by such General Partner, in its sole discretion, by surrendering to the claimant(s) APF Common Shares at a value equal to the closing price per share of such shares on the NYSE on the last trading day preceding the date such APF Common Shares are surrendered.

   13.2 Special Indemnification. APF agrees to indemnify, defend and hold harmless the General Partners against any loss, damage, deficiency, liability, obligation, suit, action, judgment, fee, cost or expense of any nature whatsoever, including reasonable attorneys' fees, arising after the Effective Time that would have arisen in their capacity as General Partners of the Fund had the Merger not been consummated and that are the result of APF's alleged actions or inactions. The Threshold described in Section 13.1 above shall not apply to APF obligations to indemnify the General Partners pursuant to this
Section 13.2.

                                  ARTICLE XIV

                                 Miscellaneous

   14.1 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of APF and the General Partners; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly-traded securities (in which case the disclosing Party will use its best efforts to advise the other Parties prior to making the disclosure).

   14.2 No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

   14.3 Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

   14.4 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of APF and the General Partners.

   14.5 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

   14.6 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

   14.7 Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given, as of the date two business days after mailing, if it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

  If to the Fund or the General Partners:

     c/o James M. Seneff, Jr.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 423-2894

  With copy to:

     Baker & Hostetler LLP
     Sun Trust Center, Suite 2300
     200 South Orange Avenue
     Orlando, Florida 32801
     Attn: Kenneth C. Wright, Esq.
     Telecopy: (407) 841-0168

  If to APF or the Operating Partnership:

     Curtis B. McWilliams
     Executive Vice President
     CNL American Properties, Inc.
     400 East South Street
     Suite 500
     Orlando, Florida 32801
     Telecopy: (407) 650-1000

  With copy to:

     Shaw Pittman Potts & Trowbridge
     2300 N Street, N.W.
     Washington, D.C. 20037
     Attn: John M. McDonald, Esq.
     Telecopy: (202) 663-8007

   Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

   14.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida without giving effect to any choice or conflict of law provision or rules (whether of the State of Florida or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Florida.

   14.9 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by APF, the OP General Partner and the General Partners. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

   14.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

   14.11 Expenses. If the Closing occurs, APF will bear all costs and expenses of the Parties incurred in connection with this Agreement and the transactions contemplated hereby to the extent not already paid by the Fund or the General Partners. If the Closing does not occur, APF, the OP General Partner and the Operating Partnership will bear their own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, and the General Partners and the Fund will divide their costs and expenses (including legal fees and expenses) as follows:
(i) the Fund shall bear that percentage of the costs and expenses equal to the percentage obtained by dividing the number of Fund votes in favor of the Merger by the sum of the total number of votes cast and the total number of abstentions and (ii) the General Partners shall bear the remainder of the costs and expenses.

   14.12 Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation. The Parties intend that each representation, warranty, and covenant contained herein shall have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty, or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty, or covenant.

   14.13 Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

   14.14 Specific Performance. Each of the Parties acknowledges and agrees that the other Parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties agrees that the other Parties shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court of the United States or any state thereof having jurisdiction over the Parties and the matter (subject to the provisions set forth in Section 13.15 below), in addition to any other remedy to which they may be entitled, at law or in equity.

   14.15 Submission to Jurisdiction. Each of the Parties submits to the jurisdiction of any state or federal court sitting in and for Orange County, Florida, in any action or proceeding arising out of or relating to this Agreement and agrees that all claims in respect of the action or proceeding may be heard and determined in any such court.

   IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                          CNL AMERICAN PROPERTIES FUND, INC.

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL APF PARTNERS, L.P.

                                          By: CNL APF GP Corp., as General
                                           Partner

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL APF GP Corp.

                                          By: /s/ Robert A. Bourne
                                          Its: President

                                          CNL INCOME FUND XVI, Ltd.

                                          By: CNL Realty Corporation, as
                                           General Partner

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          CNL REALTY CORPORATION

                                          By: /s/ James M. Seneff, Jr.
                                          Its: Chief Executive Officer

                                          /s/ Robert A. Bourne
                                          Robert A. Bourne, as General Partner

                                          /s/ James M. Seneff, Jr.
                                          James M. Seneff, Jr., as General
                                           Partner

                                                                      Appendix C

                            CERTIFICATE OF AMENDMENT
                                       OF
                       CERTIFICATE OF LIMITED PARTNERSHIP
                                       OF

                           CNL Income Fund XVI. Ltd.
--------------------------------------------------------------------------------
          (Insert name currently on file with Florida Dept. of State)

   Pursuant to the provisions of section 620.109, Florida Statutes, this Florida limited partnership, whose certificate was filed with the Florida Department of State on September 2, 1993, adopts the following certificate of amendment to its certificate of limited partnership:

   FIRST: Amendment(s): (indicate article number(s) being amended, added, or deleted)

   Article XX, Section 21.5 is deleted in its entirety, and all cross references to such section are deleted in the entirety.

   SECOND: This certificate of amendment shall be effective at the time of its filing with the Florida Department of State.

   THIRD: Signature(s)
   Signature of current general partner(s):

                                        ----------------------------------------
                                        James M. Seneff, Jr.

                                        ----------------------------------------
                                        Robert A. Bourne

                                        CNL REALTY CORPORATION

                                        By:
                                        ----------------------------------------
                                        Name:

   Signature(s) of new general partner(s), if applicable: N/A

                                                                      Appendix D

                               [FORM OF OPINION]

                                       , 1999

   James M. Seneff, Jr.
   Robert A. Bourne
   400 East South Street
   Orlando, Florida 32801

Gentlemen:

   We have acted as counsel to CNL Income Fund XVI, Ltd., a Florida limited partnership (the "Partnership") of which you are the general partners (the "General Partners"), in connection with the proposed amendment (the "Proposed Amendment") to the Amended and Restated Agreement of Limited Partnership of CNL Income Fund XVI, Ltd. (the "Partnership Agreement"). The Partnership Agreement requires that in connection with any proposed amendment to the Partnership Agreement (other than ministerial amendments and those amendments dealing with the transfer of a limited partner's partnership interest or the admission of substituted or additional limited partners), the General Partners must obtain an opinion of counsel concerning whether such proposed amendment would result in changing the Partnership to a general partnership. The Proposed Amendment would delete the provision in the Partnership Agreement that prohibits the Partnership from participating in any transaction involving (i) the acquisition, merger, conversion, or consolidation, either directly or indirectly, of the Partnership, and (ii) the issuance of securities of any other partnership, real estate investment trust, corporation trust or other entity that would be created or would survive after the successful completion of such transaction.

   This opinion is furnished pursuant to the Partnership Agreement. In rendering our opinion, we have examined and relied on the Partnership Agreement, the Proposed Amendment, and the Certificate of Limited Partnership of the Partnership. We have, in addition, made such other inquiries of fact and examinations of law as we have deemed necessary for purposes of rendering this opinion.

   We are members of the Bar of the State of Florida and do not hold ourselves out as being conversant with the laws of any jurisdiction other than those of the State of Florida and are expressing no opinion as to the laws of any jurisdiction other than those of the State of Florida and our opinion is so limited.

   In rendering the opinion set forth below, we have assumed: the genuineness of all signatures on records, certificates, instruments, agreements and other documents submitted to us for examination; the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, photostatic, facsimile, reproduced, or conformed copies and the authenticity of the originals of such latter documents; the accuracy and completeness of all factual representations made in the above-referenced documents; and the legal capacity of all natural persons.

   Based upon the foregoing and subject to the limitations and qualifications hereinafter set forth, we are of the opinion that the Proposed Amendment to the Partnership Agreement would not result in changing the Partnership to a general partnership.

   This opinion letter is based upon and limited to laws of the State of Florida as in effect on the date of this letter and to our current knowledge of facts in existence as of the date of this letter and material to the opinions expressed in this letter. This opinion letter is rendered as of the date hereof, and does not purport to analyze, evaluate or consider the legal effect of any event, legal or factual, occurring after such date that may alter the validity, effect or contents of this opinion, and we assume no obligation to update the opinion set forth herein.

This opinion letter is limited to the matters expressly set forth in this letter, and no other statement or opinions should be inferred beyond the matters expressly stated.

   Except as agreed by us in writing, our opinion is solely for the benefit of the addressees shown on the first page hereof and the limited partners of the Partnership and may be relied upon by such parties solely for the purposes for which it is being furnished. Without our prior written consent, this opinion letter may not be used, circulated, quoted or otherwise referred to for any purpose except as stated herein.

                                          Very truly yours,

                                          Baker & Hostetler LLP

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 2-418 of the Maryland General Corporation Law (the "MGCL") provides that, in general, a corporation may indemnify each director to the corporation or its stockholders for judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director in connection with the proceeding, except for liability (i) where the act or omission of the director was material to the matter giving rise to the proceeding and was committed in bad faith or involved active and deliberate dishonesty; (ii) for any transaction from which the director derived an improper personal benefit; and (iii) in the case of a criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful. The Amended and Restated Articles of Incorporation of CNL American Properties Fund, Inc. (the "Registrant") provides for the elimination and limitation of the personal liability of directors of the Registrant for monetary damages to the fullest extent permitted by the MGCL.
Article VI of the Registrant's Amended and Restated Articles of Incorporation provides for indemnification of the Registrant's directors, officers, employees and agents under certain circumstances to the fullest extent permitted by the MGCL. In addition, the Amended and Restated Articles of Incorporation provide that if the MGCL is amended to authorized the further elimination or limitation of liability of a director, then the liability of the directors of the Registrant shall be eliminated or limited to the fullest extent permitted by the MGCL, as so amended. These provisions do not limit or eliminate the rights of the Registrant or any stockholder to seek non-monetary relief such as an injunction or recission in the event of a breach of a director's duty of care.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

  (a) Exhibits

 Exhibit No. Exhibit
 ----------- -------
    2.1**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund, Ltd., dated March 11, 1999, and as amended on June
              4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
              Income Fund, Ltd., constituting a part of this Registration
              Statement on Form S-4, File No. 333-74329)

    2.2**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund II, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund II, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)

    2.3**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund III, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund III, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)

    2.4**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund IV, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund IV, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)


  2.5**  Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund V, Ltd., dated March 11, 1999, and as amended on June 4,
          1999 (filed as Appendix B to the Prospectus Supplement for CNL Income
          Fund V, Ltd., constituting a part of this Registration Statement on Form S-4, File No. 333-74329)

  2.6**  Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund VI, Ltd., dated March 11, 1999, and as amended on June 4,
          1999 (filed as Appendix B to the Prospectus Supplement for CNL Income
          Fund VI, Ltd., constituting a part of this Registration Statement on Form S-4, File No. 333-74329)

  2.7**  Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund VII, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund VII, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)

  2.8**  Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund VIII, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund VIII, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)

  2.9**  Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund IX, Ltd., dated March 11, 1999, and as amended on June 4,
          1999 (filed as Appendix B to the Prospectus Supplement for CNL Income
          Fund IX, Ltd., constituting a part of this Registration Statement on Form S-4, File No. 333-74329)

  2.10** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund X, Ltd., dated March 11, 1999, and as amended on June 4,
          1999 (filed as Appendix B to the Prospectus Supplement for CNL Income
          Fund X, Ltd., constituting a part of this Registration Statement on Form S-4, File No. 333-74329)

  2.11** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XI, Ltd., dated March 11, 1999, and as amended on June 4,
          1999 (filed as Appendix B to the Prospectus Supplement for CNL Income
          Fund XI, Ltd., constituting a part of this Registration Statement on Form S-4, File No. 333-74329)

  2.12** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XII, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund XII, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)

  2.13** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XIII, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund XIII, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)

  2.14** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XIV, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund XIV, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)

  2.15** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XV, Ltd., dated March 11, 1999, and as amended on June 4,
          1999 (filed as Appendix B to the Prospectus Supplement for CNL Income
          Fund XV, Ltd., constituting a part of this Registration Statement on Form S-4, File No. 333-74329)

  2.16** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XVI, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund XVI, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)


  2.17** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XVII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XVII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

  2.18** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XVIII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XVIII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

  3.1*   Amended and Restated Articles of Incorporation of the Registrant

  3.2**  Bylaws of the Registrant

  4.1*   Specimen certificate evidencing shares of common stock, par value $.01
          (the "Common Stock"), of the Registrant

  4.2    Form of Indenture, dated     , 1999, between the Registrant and     ,
          as Trustee

  4.3    Form of APF 7.0% Callable Notes, due      2004 (filed as an exhibit to
          Exhibit 4.2)

  5.1*   Opinion and consent of Shaw Pittman as to the legality of the Common
          Stock

  8*     Opinion of Shaw Pittman, special tax counsel, regarding all material tax aspects of the offering

 10.1    1999 Performance Incentive Plan

 10.2** Appraisal prepared by Valuation Associates of CNL Income Fund, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.3**  Appraisal prepared by Valuation Associates of CNL Income Fund II,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.4**  Appraisal prepared by Valuation Associates of CNL Income Fund III,
          Ltd., dated January 6, 1999, including Supplement to Appraisal dated

 10.5**  Appraisal prepared by Valuation Associates of CNL Income Fund IV,
          Ltd., dated January 6, 1999, including Supplement to Appraisal dated

 10.6** Appraisal prepared by Valuation Associates of CNL Income Fund V, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.7**  Appraisal prepared by Valuation Associates of CNL Income Fund VI,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.8**  Appraisal prepared by Valuation Associates of CNL Income Fund VII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.9**  Appraisal prepared by Valuation Associates of CNL Income Fund VIII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.10** Appraisal prepared by Valuation Associates of CNL Income Fund IX,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.11** Appraisal prepared by Valuation Associates of CNL Income Fund X, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.12** Appraisal prepared by Valuation Associates of CNL Income Fund XI,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.13** Appraisal prepared by Valuation Associates of CNL Income Fund XII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.14** Appraisal prepared by Valuation Associates of CNL Income Fund XIII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal


 10.15** Appraisal prepared by Valuation Associates of CNL Income Fund XIV,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.16** Appraisal prepared by Valuation Associates of CNL Income Fund XV,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.17** Appraisal prepared by Valuation Associates of CNL Income Fund XVI,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.18** Appraisal prepared by Valuation Associates of CNL Income Fund XVII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.19** Appraisal prepared by Valuation Associates of CNL Income Fund XVIII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.20** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund, Ltd., constituting a part of this Registration Statement on Form S-4, File No. 333-74329)

 10.21** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund II, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund II, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.22** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund III, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund III, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No.
          333-74329)

 10.23** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund IV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund IV, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No.
          333-74329)

 10.24** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund V, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund V, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
          333-74329)

 10.25** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund VI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VI, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No.
          333-74329)

 10.26** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund VII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.27** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund VIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VIII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.28** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund IX, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund IX, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.29** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund X, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund X, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
          333-74329)


 10.30** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XI, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No.
          333-74329)

 10.31** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.32** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XIII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.33** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XIV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XIV, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.34** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XV, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.35** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XVI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XVI, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.36** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XVII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XVII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.37** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XVIII, Ltd., dated March 10, 1999 (filed as Appendix
          A to the Prospectus Supplement for CNL Income Fund XVIII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.38** Agreement and Plan of Merger, by and among the Registrant, CFA
          Acquisition Corp., CNL Fund Advisors, Inc. and CNL Group, Inc., dated
          March 11, 1999

 10.39** Agreement and Plan of Merger, by and among the Registrant, CFC
          Acquisition Corp., CFS Acquisition Corp., CNL Financial Corp., CNL
          Financial Services, Inc., CNL Group, Inc., Five Arrows Realty
          Securities L.L.C., Robert A. Bourne, Curtis B. McWilliams and Brian
          Fluck, dated March 11, 1999

 10.40   Form of Registration Rights Agreement by and among the Registrant,
          Robert A. Bourne, Curtis B. McWilliams, John T. Walker, Howard
          Singer, Steven D. Shackelford and CNL Group, Inc., dated March 11,
          1999

 10.41   Form of Registration Rights Agreement by and among the Registrant,
          Five Arrows Realty Securities L.L.C., James M. Seneff, Jr., Robert A.
          Bourne, Curtis B. McWilliams and CNL Group, Inc., dated March 11,
          1999

 10.42*  Employment Agreement by and between Curtis B. McWilliams and
          Registrant, dated     , 1999


  10.43* Employment Agreement by and between John T. Walker and Registrant,
          dated     , 1999

  10.44* Employment Agreement by and between Steven D. Shackelford and
          Registrant, dated     , 1999

  10.45* Employment Agreement by and between Howard J. Singer and Registrant,
          dated     , 1999

  10.46* Employment Agreement by and between Barry L. Goff and Registrant,
          dated     , 1999

  10.47* Employment Agreement by and between Michael I. Wood and Registrant,
          dated     , 1999

  10.48* Employment Agreement by and between Robert W. Chapin, Jr. and
          Registrant, dated     , 1999

  10.49* Employment Agreement by and between Timothy J. Neville and Registrant,
          dated       , 1999

  10.50* Amended and Restated Agreement of Limited Partnership Agreement of CNL
          APF Partners, L.P.

  10.51  Amended and Restated Credit Agreement by and among CNL APF Partners,
          LP, Registrant, First Union National Bank, First Union Capital
          Markets Group, Banc of America Securities LLC, NationsBank, N.A., The
          Chase Manhattan Bank and other financial institutions, dated June 9,
          1999

  10.52  Fairness Opinion prepared by Merrill Lynch, Pierce, Fenner & Smith
          Incorporated for the CNL Restaurant Business acquisition, dated
          February 10, 1999

  10.53  Fairness Opinion prepared by Merrill Lynch, Pierce, Fenner & Smith
          Incorporated for the Income Fund Acquisition, dated February 10, 1999

  10.54  Termination Agreement by and between the Registrant and CNL Income
          Fund XVII, Ltd., dated June 4, 1999

  10.55  Termination Agreement by and between the Registrant and CNL Income
          Fund XVIII, Ltd., dated June 4, 1999

   11*   Statement regarding calculation of net earnings per share

  21**   Subsidiaries of the Registrant

  23.1*  Consent of Shaw Pittman (included as part of Exhibit 5.1)

  23.2   Consent of PricewaterhouseCoopers LLP

  23.3   Consent of Arthur Andersen LLP

  23.4   Consent of McDirmit, Davis, Lauteria, Puckett, Vogel & Company, P.A.

  23.5** Consent of Valuation Associates

  23.6*  Consent of Legg Mason

  24     Power of Attorney (included on signature page to the Registration
          Statement)

  25*    Statement of eligibility of the Trustee

  99.1   Financial Statement Schedules

  99.2   Consent Form with power of attorney and notes election

--------
*  To be filed by amendment.

** Previously filed.

(b) Financial Statement Schedules

   Reference is made to Exhibit 99.1 above.

(c) Reports, Opinions and Appraisals

   The opinions of Legg Mason Wood Walker, Incorporated as to the fairness, from a financial point of view, of (i) the APF Share consideration offered by APF with respect to each of the individual Income Funds and their Limited Partners; (ii) the aggregate APF Share consideration offered with respect to all of the Income Funds; and (iii) the method of allocating the APF share consideration among the Income Funds are attached. Supplements of the Funds as Appendix A. The appraisals prepared by Valuation Associates with respect to the Income Funds are attached as Exhibits 10.2 through 10.19. The opinion of Shaw Pittman as to the federal income tax consequences of the proposed acquisition of the Income Funds by the Registrant is filed hereto as Exhibit 8.

Item 22. Undertakings

   The undersigned Registrant hereby undertakes:

     (i) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (ii) that every prospectus (a) that is filed pursuant to paragraph (i) above, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act") and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (iii) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

     (iv) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Orange County, State of Florida, on this 30th day of June, 1999.

                                          CNL American Properties Fund, Inc.

                                                  /s/ James M. Seneff, Jr.
                                          By: _________________________________
                                                    James M. Seneff, Jr.
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

   Know all Persons by These Presents, that each individual whose signature appears below constitutes and appoints each of James M. Seneff, Jr. and Robert
A. Bourne his true and lawful attorney-in-fact and agent, with power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

              Signature                         Position                 Date
              ---------                         --------                 ----

       /s/ James M. Seneff, Jr.        Chairman of the Board of      June 30, 1999
______________________________________  Directors and Chief
         James M. Seneff, Jr.           Executive Officer
                                        (principal executive
                                        officer)

         /s/ Robert A. Bourne          Treasurer and Director        June 30, 1999
______________________________________
           Robert A. Bourne

      /s/ Steven D. Shackelford        Chief Financial Officer       June 30, 1999
______________________________________  (principal financial and
        Steven D. Shackelford           accounting officer)

       /s/ G. Richard Hostetter        Director                      June 30, 1999
______________________________________
         G. Richard Hostetter

         /s/ J. Joseph Kruse           Director                      June 30, 1999
______________________________________
           J. Joseph Kruse

        /s/ Richard C. Huseman         Director                      June 30, 1999
______________________________________
          Richard C. Huseman

                                 EXHIBIT INDEX

 Exhibit No. Exhibit
 ----------- -------
    2.1**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund, Ltd., dated March 11, 1999, and as amended on June
              4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
              Income Fund, Ltd., constituting a part of this Registration
              Statement on Form S-4, File No. 333-74329)

    2.2**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund II, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund II, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)

    2.3**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund III, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund III, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)

    2.4**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund IV, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund IV, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)

    2.5**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund V, Ltd., dated March 11, 1999, and as amended on June
              4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
              Income Fund V, Ltd., constituting a part of this Registration
              Statement on Form S-4, File No. 333-74329)

    2.6**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund VI, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund VI, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)

    2.7**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund VII, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund VII, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)

    2.8**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund VIII, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund VIII, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)

    2.9**    Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund IX, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund IX, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)

    2.10**   Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund X, Ltd., dated March 11, 1999, and as amended on June
              4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
              Income Fund X, Ltd., constituting a part of this Registration
              Statement on Form S-4, File No. 333-74329)

    2.11**   Agreement and Plan of Merger by and between the Registrant and CNL
              Income Fund XI, Ltd., dated March 11, 1999, and as amended on
              June 4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XI, Ltd., constituting a part of this
              Registration Statement on Form S-4, File No. 333-74329)


  2.12** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XII, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund XII, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)

  2.13** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XIII, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund XIII, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)

  2.14** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XIV, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund XIV, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)

  2.15** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XV, Ltd., dated March 11, 1999, and as amended on June 4,
          1999 (filed as Appendix B to the Prospectus Supplement for CNL Income
          Fund XV, Ltd., constituting a part of this Registration Statement on Form S-4, File No. 333-74329)

  2.16** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XVI, Ltd., dated March 11, 1999, and as amended on June
          4, 1999 (filed as Appendix B to the Prospectus Supplement for CNL
          Income Fund XVI, Ltd., constituting a part of this Registration
          Statement on Form S-4, File No. 333-74329)

  2.17** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XVII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XVII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

  2.18** Agreement and Plan of Merger by and between the Registrant and CNL
          Income Fund XVIII, Ltd., dated March 11, 1999 (filed as Appendix B to the Prospectus Supplement for CNL Income Fund XVIII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

  3.1*   Amended and Restated Articles of Incorporation of the Registrant

  3.2**  Bylaws of the Registrant

  4.1*   Specimen certificate evidencing shares of common stock, par value $.01
          (the "Common Stock"), of the Registrant

  4.2    Form of Indenture, dated     , 1999, between the Registrant and     ,
          as Trustee

  4.3    Form of APF 7.0% Callable Notes, due      2004 (filed as an exhibit to
          Exhibit 4.2)

  5.1*   Opinion and consent of Shaw Pittman as to the legality of the Common
          Stock

  8*     Opinion of Shaw Pittman, special tax counsel, regarding all material tax aspects of the offering

 10.1    1999 Performance Incentive Plan

 10.2** Appraisal prepared by Valuation Associates of CNL Income Fund, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.3**  Appraisal prepared by Valuation Associates of CNL Income Fund II,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.4**  Appraisal prepared by Valuation Associates of CNL Income Fund III,
          Ltd., dated January 6, 1999, including Supplement to Appraisal dated


 10.5**  Appraisal prepared by Valuation Associates of CNL Income Fund IV,
          Ltd., dated January 6, 1999, including Supplement to Appraisal dated

 10.6** Appraisal prepared by Valuation Associates of CNL Income Fund V, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.7**  Appraisal prepared by Valuation Associates of CNL Income Fund VI,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.8**  Appraisal prepared by Valuation Associates of CNL Income Fund VII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.9**  Appraisal prepared by Valuation Associates of CNL Income Fund VIII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.10** Appraisal prepared by Valuation Associates of CNL Income Fund IX,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.11** Appraisal prepared by Valuation Associates of CNL Income Fund X, Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.12** Appraisal prepared by Valuation Associates of CNL Income Fund XI,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.13** Appraisal prepared by Valuation Associates of CNL Income Fund XII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.14** Appraisal prepared by Valuation Associates of CNL Income Fund XIII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.15** Appraisal prepared by Valuation Associates of CNL Income Fund XIV,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.16** Appraisal prepared by Valuation Associates of CNL Income Fund XV,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.17** Appraisal prepared by Valuation Associates of CNL Income Fund XVI,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.18** Appraisal prepared by Valuation Associates of CNL Income Fund XVII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.19** Appraisal prepared by Valuation Associates of CNL Income Fund XVIII,
          Ltd., dated January 6, 1999, including Supplement to Appraisal

 10.20** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund, Ltd., constituting a part of this Registration Statement on Form S-4, File No. 333-74329)

 10.21** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund II, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund II, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.22** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund III, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund III, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No.
          333-74329)

 10.23** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund IV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund IV, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No.
          333-74329)


 10.24** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund V, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund V, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
          333-74329)

 10.25** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund VI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VI, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No.
          333-74329)

 10.26** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund VII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.27** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund VIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund VIII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.28** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund IX, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund IX, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No.
          333-74329)

 10.29** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund X, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund X, Ltd., constituting a part of this Registration Statement on Form S-4, File No.
          333-74329)

 10.30** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XI, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No.
          333-74329)

 10.31** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.32** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XIII, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XIII, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.33** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XIV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XIV, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.34** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XV, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XV, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)

 10.35** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
          CNL Income Fund XVI, Ltd., dated March 10, 1999 (filed as Appendix A to the Prospectus Supplement for CNL Income Fund XVI, Ltd., constituting a part of this Registration Statement on Form S-4, File
          No. 333-74329)


  10.36** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
           CNL Income Fund XVII, Ltd., dated March 10, 1999 (filed as Appendix
           A to the Prospectus Supplement for CNL Income Fund XVII, Ltd., constituting a part of this Registration Statement on Form S-4, File
           No. 333-74329)

  10.37** Fairness Opinion prepared by Legg Mason Wood Walker, Incorporated for
           CNL Income Fund XVIII, Ltd., dated March 10, 1999 (filed as Appendix
           A to the Prospectus Supplement for CNL Income Fund XVIII, Ltd., constituting a part of this Registration Statement on Form S-4, File
           No. 333-74329)

  10.38** Agreement and Plan of Merger, by and among the Registrant, CFA
           Acquisition Corp., CNL Fund Advisors, Inc. and CNL Group, Inc., dated March 11, 1999

  10.39** Agreement and Plan of Merger, by and among the Registrant, CFC
           Acquisition Corp., CFS Acquisition Corp., CNL Financial Corp., CNL
           Financial Services, Inc., CNL Group, Inc., Five Arrows Realty
           Securities L.L.C., Robert A. Bourne, Curtis B. McWilliams and Brian
           Fluck, dated March 11, 1999

  10.40   Form of Registration Rights Agreement by and among the Registrant,
           Robert A. Bourne, Curtis B. McWilliams, John T. Walker, Howard
           Singer, Steven D. Shackelford and CNL Group, Inc., dated March 11,
           1999

  10.41   Form of Registration Rights Agreement by and among the Registrant,
           Five Arrows Realty Securities L.L.C., James M. Seneff, Jr., Robert
           A. Bourne, Curtis B. McWilliams and CNL Group, Inc., dated March 11,
           1999

  10.42*  Employment Agreement by and between Curtis B. McWilliams and
           Registrant, dated     , 1999

  10.43*  Employment Agreement by and between John T. Walker and Registrant,
           dated     , 1999

  10.44*  Employment Agreement by and between Steven D. Shackelford and
           Registrant, dated     , 1999

  10.45*  Employment Agreement by and between Howard J. Singer and Registrant,
           dated     , 1999

  10.46*  Employment Agreement by and between Barry L. Goff and Registrant,
           dated     , 1999

  10.47*  Employment Agreement by and between Michael I. Wood and Registrant,
           dated     , 1999

  10.48*  Employment Agreement by and between Robert W. Chapin, Jr. and
           Registrant, dated     , 1999

  10.49*  Employment Agreement by and between Timothy J. Neville and
           Registrant, dated       , 1999

  10.50*  Amended and Restated Agreement of Limited Partnership Agreement of
           CNL APF Partners, L.P.

  10.51   Amended and Restated Credit Agreement by and among CNL APF Partners,
           LP, Registrant, First Union National Bank, First Union Capital
           Markets Group, Banc of America Securities LLC, NationsBank, N.A.,
           The Chase Manhattan Bank and other financial institutions, dated
           June 9, 1999

  10.52   Fairness Opinion prepared by Merrill Lynch, Pierce, Fenner & Smith
           Incorporated for the CNL Restaurant Business acquisition, dated
           February 10, 1999

  10.53   Fairness Opinion prepared by Merrill Lynch, Pierce, Fenner & Smith
           Incorporated for the Income Fund Acquisition, dated February 10,
           1999

  10.54   Termination Agreement by and between the Registrant and CNL Income
           Fund XVII, Ltd., dated June 4, 1999

  10.55   Termination Agreement by and between the Registrant and CNL Income
           Fund XVIII, Ltd., dated June 4, 1999

   11*    Statement regarding calculation of net earnings per share

  21**    Subsidiaries of the Registrant

  23.1*   Consent of Shaw Pittman (included as part of Exhibit 5.1)


 23.2   Consent of PricewaterhouseCoopers LLP

 23.3   Consent of Arthur Andersen LLP

 23.4   Consent of McDirmit, Davis, Lauteria, Puckett, Vogel & Company, P.A.

 23.5** Consent of Valuation Associates

 23.6*  Consent of Legg Mason

  24    Power of Attorney (included on signature page to the Registration
         Statement)

  25*   Statement of eligibility of the Trustee

 99.1   Financial Statement Schedules

 99.2   Consent Form with power of attorney and notes election

--------
*  To be filed by amendment.


** Previously filed.